Form 20-F
period 2010-12-31
SEADRILL LTD
filed 2011-05-02
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, there were 443,125,691 shares of the Registrant's common stock, $2.00 par value, outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ X ] Yes	[ ] No

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

[ X ] Yes	[ ] No

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ X ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

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

In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in oil and gas prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs, the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, political events, crew wages, drydocking, repairs and maintenance, customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue, the level of expected capital expenditures and the timing and cost of completion of capital projects, liquidity and adequacy of cash flow for our obligations, including our ability and the expected timing to access certain investments in highly liquid instruments, our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement and share repurchases under our share repurchase program, timing and proceeds of asset sales, tax matters, including our effective tax rate, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Norway and the United States, legal and regulatory matters, including results and effects of legal proceedings and governmental audits and assessments, outcome and effects of internal and governmental investigations, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis, effects of accounting changes and adoption of accounting policies, investments in recruitment, retention and personnel development initiatives, pension plan and other postretirement benefit plan contributions, the timing of severance payments and benefit payments and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates.

TABLE OF CONTENTS

PART I

PART 1.

As used in this Annual Report, unless the context otherwise requires, references to "Seadrill Limited," the "Company," "we," "us," "Group," "our" and words of similar import refer to Seadrill Limited, its subsidiaries and its other consolidated entities. Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are represented in, US dollar.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected statement of operations and cash flow statement data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2010 and 2009 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected statement of operations and cash flow statement data for the fiscal year ended December 31, 2007 and 2006 and the selected balance sheet data with respect to the fiscal years ended December 31, 2008, 2007 and 2006 have been derived from audited consolidated financial statements of the Company not included herein.

The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto, which are included herein. The Company's accounts are maintained in US dollar. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented.

	Year ended December 31,
	2010	2009	2008	2007	2006
		(In millions of US dollar except common share and per share data)
Statement of Operations Data:
Total operating revenues	4,041	3,254	2,106	1,552	1,155
Net operating income	1,625	1,372	649	489	226
Net income (loss) (1)	1,172	1,353	(123)	515	245
Earnings per share, basic	$2.73	$3.16	$(0.41)	$1.28	$0.62
Earnings per share, diluted	$2.73	$3.00	$(0.41)	$1.20	$0.61
Dividends declared	990	199	688	-	-
Dividends declared per share	$2.41	$0.50	$1.75	-	-

(1) In 2008, other financial items included an impairment loss of $615 million related to our investment in Pride International Inc., or Pride, Scorpion Offshore Limited, or Scorpion, and SapuraCrest Bhd, or SapuraCrest.

	Year ended December 31,
	2010	2009	2008	2007	2006
		(In millions of US dollar except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	755	460	376	997	210
Drilling units	10,795	7,515	4,645	2,452	2,293
Newbuildings	1,247	1,431	3,661	3,340	2,025
Investment in associated companies	205	321	240	176	238
Goodwill	1,677	1,596	1,547	1,510	1,256
Total assets	17,497	13,831	12,305	9,293	6,743
Interest bearing debt (including current portion)	9,156	7,396	7,437	4,601	2,815
Share capital	886	798	797	797	766
Shareholders’ equity	5,937	4,813	3,222	3,728	2,927
Common shares outstanding, in millions	443.1	399.0	398.4	398.5	383.1
Weighted average common shares outstanding	409.2	398.5	398.3	392.8	352.1

Other Financial Data:
Net cash provided by operating activities	1,300	1,452	401	486	174
Net cash used in investing activities	(2,297)	(924)	(3,847)	(1,868)	(3,180
Net cash provided by financing activities	1,293	(454)	2,826	2,168	3,162
Capital expenditure	(2,367)	(1,369)	(2,768)	(1,738)	(1,196

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this Annual Report on Form 20-F for the year ended December 31, 2010, all information concerning our business and our assets is as of April 26, 2011.

Risks Relating to Our Industry

Our business, financial condition, results of operations and ability to pay dividends depend on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in  offshore oil and gas exploration, development and production.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

●	worldwide production and demand for oil and gas;

●	the cost of exploring for, developing, producing and delivering oil and gas;

●	expectations regarding future energy prices;

●	advances in exploration, development and production technology;

●	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;

●	the level of production in non-OPEC countries;

●	government laws and regulations, including environmental protection laws and regulations;

●	local and international political, economic and weather conditions;

●	domestic and foreign tax policies;

●	the development and exploitation of alternative fuels and other alternative energy sources;

●	the policies of various governments regarding exploration and development of their oil and gas reserves;

●
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere; and

●	volatility in the exchange rate of the US dollar against other currencies.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to their forecasted cash flow and are therefore sensitive to changes in energy prices. These changes in oil and gas prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and adversely affect our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

●	the availability of competing offshore drilling vessels;

●	the level of costs for associated offshore oilfield and construction services;

●	oil and gas transportation costs;

●	the discovery of new oil and gas reserves;

●	the cost of non-conventional hydrocarbons; and

●	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

An over-supply of drilling units may lead to a reduction in dayrates, which are the amounts earned per day per drilling unit, which may materially impact our earnings.

In the past significant spikes in oil and gas prices have led to increased drilling activities in offshore regions with respect to both exploration and production activities. In response, offshore drilling contractors have ordered new drilling units to meet their customers' increasing demand, leading to a high number of rigs under construction. Due to the cyclicality that has characterized our industry, spikes in oil prices have often been followed by a period of sharp and sudden declines in oil prices and an oversupply of drilling units, which, in turn, results in declines in utilization and dayrates, and an increase in the number of idle drilling units without contracts.

The number of offshore drilling units (including units under construction) currently totals 923 consisting of 338 drillships and semi-submersible rigs, 551 jack-ups and 34 self-erecting tender rigs. The floater fleet includes 116 existing dynamically positioned deepwater drilling units and an additional 67 dynamically positioned deepwater units currently under construction or on order for expected deliveries between now and the end of 2014. The strong growth in deepwater units is due to oil companies' greater focus on existing and new deepwater regions for exploration and production, and the inability to upgrade or modify the existing mid-water fleet as necessary for undertaking deepwater drilling campaigns. If the floater fleet continues to grow, there may be an over-supply of such drilling units, which may lead to a reduction in dayrates and that could materially impact our earnings.

The worldwide fleet of jack-up rigs contains 551 units with an average age of approximately 20 years. Of the 551 units 102 has been built after 2005 and there are 74 jack-up rigs currently under construction. The growth in newbuilding jack-up rigs is based on demand from oil companies for more advanced and effective jack-up rigs, and reflects a general trend towards high-grading the technical capabilities of the world-wide fleet. However, the majority of the newbuilding jack-up rigs have been ordered on speculation (i.e., without fixed employment for future work in place). This could intensify price competition as scheduled delivery dates come closer, resulting in a reduction in dayrates. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also have a material adverse effect on the value of our assets and could materially impact our earnings.

The world-wide fleet of self-erecting tender rigs totals 34 units including 5 rigs under construction. All tender rigs under construction, apart from the most recently ordered Seadrill rig T17, have secured contract for employment following delivery. The construction of new tender rigs reflects the general growth in demand for modern offshore drilling units as well as high-grading of the fleet. If the tender rig fleet continues to grow, there may be an over-supply of such drilling units, which may lead to a reduction in dayrates and that could materially impact our earnings.

The market value of our current drilling units and those we acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

●	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

●	types, sizes and ages of drilling units;

●	supply and demand for drilling units;

●	costs of newbuildings;

●	prevailing level of drilling services contract dayrates;

●	governmental or other regulations; and

●	technological advances.

If we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, results of operations and ability to pay dividends to our shareholders.

The offshore drilling industry is highly competitive and there is strong price competition, and as a result, we may be unable to compete successfully.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are also considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. There is no guarantee that we will be able to remain competitive in a market with a limited number of available customers.

Consolidation of suppliers may limit our ability to obtain supplies and services when we need them, at an acceptable cost, or at all.

We rely on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of drilling units. During the last decade, the number of available suppliers has been reduced, resulting in fewer alternatives for sourcing key supplies and services. In addition, certain key equipment used in our business is protected by patents and other intellectual property of our suppliers. This may limit our ability to obtain supplies and services at an acceptable cost, at the times we need them, or at all. Cost increases, delays or unavailability could negatively impact our future operations and result in additional rig downtime due to delays in the repair and maintenance of our fleet.

Our international operations involve additional risks associated with operating outside the U.S.

We operate in various regions throughout the world which may expose us to political and other uncertainties, including risks of:

●	terrorist acts, war, civil disturbances and piracy;

●	seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, indemnification or re-regulation of contracts;

●	limitations on insurance coverage;

●	government corruption;

●	political unrest;

●	labor unrest and strikes;

●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls, imposition of trade barriers and other forms of government regulation and economic conditions that are beyond our control;

●	regulatory or financial requirements for compliance with foreign bureaucratic actions; and

●	changing taxation policies.

In addition, international contract drilling operations are subject to the various laws and regulations of the countries in which we operate, including laws and regulations relating to:

●	the equipping and operation of drilling units;

●	repatriation of foreign earnings;

●	oil and gas exploration and development;

●	taxation of offshore earnings and the earnings of expatriate personnel;

●	customs duties on the importation of drilling units and related equipment;

●	requirements for local registration or ownership of drilling units by nationals of the country of operations in certain countries; and

●	the use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by such governments' own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

If our drilling units are located in countries that are subject to restrictions imposed by the U.S. or other governments, our reputation and the market for our common stock could be adversely affected.

In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our Company. Additionally, some investors may decide to divest their interest, or not to invest, in our Company simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our drilling units, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries

We may be subject to liability under environmental laws and regulations, which could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to regulations controlling the discharge of materials into the environment, requiring removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile drilling units off the coastlines of Brazil, the United States and other countries, we may be liable for damages and costs incurred in connection with spills of oil and other chemicals and substances related to our operations, and we may also be subject to significant fines in connection with spills. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time when such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position, results of operations or cash flows. We have generally been able to obtain a degree of contractual indemnification pursuant to which our clients agree to protect, hold harmless and indemnify us against liability for pollution, well and environmental damage; however, there is no assurance that we can obtain such indemnities in all of our future contracts or that, in the event of extensive pollution and environmental damage, our clients would always have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may be held to be unenforceable in certain jurisdictions, as a result of public policy or for other reasons.

Our ability to operate our drilling units in the U.S. Gulf of Mexico could be restricted by governmental regulation.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated to us in the Gulf of Mexico, or GOM. The Minerals Management Service of the U.S. Department of the Interior, now known as the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the US GOM. BOEMRE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new BOEMRE guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units

We do not have any jack-up rigs or moored drilling units operating in the US GOM. However, we currently operate one ultra-deepwater semi-submersible drilling rig in the US GOM that is self-propelled and equipped with thrusters and other machinery, which enable the rig to move between drilling locations and remain in position while drilling without the need for anchors, and we have a similar unit en route to start operations in the Mexican part of the GOM.

Public health threats could have an adverse effect on our operations and our financial results.

Public health threats, such as swine flu, bird flu, Severe Acute Respiratory Syndrome and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world in which we operate, could adversely impact on our operations, the operations of our customers and the global economy, including the worldwide demand for oil and gas and, ultimately, the level of demand for our services. Any of these public health threats could adversely affect our financial results.

We may be subject to litigation that could have an adverse effect on us.

We are currently involved in various litigation matters, none of which we expect to have a material adverse effect on us. We anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits, including the possible arrest of our drilling units.  We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. Any future litigation may have an adverse effect on our business, financial position, results of operations and ability to pay dividends, because of potential negative outcomes, the costs associated with prosecuting or defending such lawsuits, and the diversion of management's attention to these matters.

Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. A discussion of our policy and exposure to exchange rate fluctuations is given in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including the 2010 events related to the Deepwater Horizon, an unaffiliated drilling unit. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services, or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify us against all these risks. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable.

We maintain a portion of deductibles for damage to our offshore drilling equipment and third-party liabilities. With respect to hull and machinery we generally maintain a deductible per occurrence up to $5 million. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by our insurance with no deductible. For general and marine third-party liabilities we generally maintain up to $250,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a client, the occurrence could adversely affect our consolidated statement of financial position, results of operations or cash flows. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, that are not covered by third party insurance contracts. Specifically, we have elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the GOM due to the substantial costs associated with such coverage. If such windstorms cause significant damage to any rig and equipment we have in the GOM, it could have a material adverse effect on our financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

As of April 26, 2011, all of the drilling units that we owned or operated were covered by existing insurance policies.

The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.

In the near-term aftermath of the Deepwater Horizon Incident that led to the Macondo well blow out situation, , the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the US GOM and subsequently implemented enhanced safety requirements applicable to all drilling activity in the US GOM, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with enhanced safety requirements including those set forth in Notices to Lessees 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Additionally, all drilling in the US GOM will be required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010, once they become final. We continue to evaluate these new measures to ensure that our rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. Nor are we able to predict when the BOEMRE will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. Even with the drilling ban lifted, certain deepwater drilling activities remain suspended until the BOEMRE resumes its regular permitting of those activities. The current and future regulatory environment in the US GOM could impact the demand for drilling units in the US GOM in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the US GOM. It is possible that short-term potential migration of rigs from the US GOM could adversely impact dayrates levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the US GOM and, therefore, reduce demand for our services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can we predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the US GOM. As such, our cash flow and financial position could be adversely affected if our one ultra-deepwater drilling rig in the US GOM was subject to the risks mentioned above.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the United Nations' International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business.

Technology disputes involving our suppliers could impact our operations or increase our costs.

The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services, replacement parts, or could be required to cease use● of some equipment. We could also be required to pay royalties for the use of equipment. These consequences of technology disputes involving our suppliers could adversely affect our financial results and operations.  We have provisions in most of our supply contracts to provide indemnity from the supplier against intellectual property lawsuits.  However, we cannot be assured that our suppliers will be willing or financially able to honor their indemnity obligations, or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes.  We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes.

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

The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to:

●	maintain and improve our existing services and related equipment;

●	address the increasingly sophisticated needs of our customers; and

●	anticipate changes in technology and industry standards and respond to technological developments on a timely basis.

If we are not successful in acquiring new equipment or upgrading our existing equipment on a timely and cost-effective manner in response to technological developments or changes in standards in our industry, we could lose business and profits. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.

Risks Relating to Our Company

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2010, we had $9.6 billion in principal amount of debt, representing approximately 55% of our total capitalization. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

If we are unable to comply with the restrictions and the financial covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

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

We rely on a small number of customers.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As of December 31, 2010, our five largest customers accounted for approximately 76% of our future contracted revenues, or order backlog. Our results of operations could be materially adversely affected if any of our major customers failed to compensate us for our services, were to terminate our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

Newbuilding projects and surveys are subject to risks that could cause delays or cost overruns.

As of December 31, 2010, we had an outstanding newbuilding orderbook towards various yards for an additional 10 drilling units with corresponding contractual commitments totaling $2.07 billion. Such rig construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers have the right to terminate their drilling contracts upon the payment of an early termination fee. However, such payments may not fully compensate us for the loss of the contract. Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. During periods of challenging market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

The provisions of the majority of our offshore rig contracts that are term contracts at fixed dayrates may not permit us fully to recoup our costs in the event of a rise in our expenses.

Most of the units in our fleet have long-term contracts. The average contract length as of December 31, 2010, was 30 months for our deepwater units, 23 months for our tender rigs and 12 months for our jack-up rigs. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases including wages, insurance and maintenance cost. However, because these escalations are normally performed on a semi-annual or annual basis, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Shorter term contracts normally do not contain escalations provisions.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of our fleet of drilling units. However, our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the firm contractual period over which such expenditures are amortized. In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members, who are not required to maintain the drilling units, to active rigs to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

We may not be able to renew or obtain new and favorable contracts for drilling units whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.

We have 12 contracts that expire in 2011, 10 contracts that expire in 2012 and five contracts that expire in 2013. Our ability to renew these contracts or obtain new contracts will depend on the prevailing market conditions. If we are not able to obtain new contracts in direct continuation, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of December 31, 2010, the future contracted revenue for our fleet of drilling units, or contract drilling backlog, was approximately $11.2 billion under firm commitments. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Competition within the oilfield services industry may adversely affect our ability to market our services.

The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. We believe that the principal competitive factors in the market areas we serve are price, product and service quality, availability of crews and equipment and technical proficiency. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics in comparison to our products and services, or expand into service areas where we operate. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition. In addition, competition among oilfield services and equipment providers is affected by each provider's reputation for safety and quality.

Any renewal of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. Although the world economy has shown strong signs of improvement, there is still considerable instability in the world economy and challenges for certain countries including, but without limitation, Greece, Spain, Portugal, Ireland and Italy due to their mounting debt curbing. Also, the recent tragic earthquakes and tsunami in Japan have reinserted uncertainty in the global markets. In addition, continued recent hostilities in the Middle East, North Africa and other geographic areas and countries are adding to the uncertainty. A more negative outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices. We cannot assure you that our customers will sustain or increase their capital programs and budgets in response to the recent increase in crude oil prices, which were approximately $124 per barrel (Brent Oil Price) as of April 26, 2011.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The drop in energy prices and utilization rate in 2008 reduced, to some extent, the need for people related to international jack-up rigs. For harsh environment and international deepwater operations, utilization rates have remained high. The number of deepwater units in operation is growing as a result of the delivery of units ordered during the period from 2005 to 2008, supplemented by new orders placed late last year and so far this year. This increase in units is expected to increase especially the demand for qualified personnel with deepwater experience, in particular in Brazil where there is additional pressure on availability of qualified personnel due to local regulations regarding numbers of local resources within crew composition. If this expansion continues and is coupled with improved demand for drilling services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow.

Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents. In response to these labor market conditions, we have increased our efforts related to recruitment, training, development and retention programs as required to meet our anticipated personnel needs.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Brazil, Nigeria, Norway and the U.K. In addition, some of our contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

An inability to obtain visas and work permits for our employees on a timely basis could hurt our operations and have an adverse effect on our business.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. As a result of a change in government enforcement of the immigration policy in Angola, we have recently experienced considerable difficulty in obtaining the necessary visas and work permits for our employees to work in Angola, where we currently operate three rigs. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

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

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to execute our growth strategy and to fund our capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing additional equity securities, dilution to the holdings of existing equity holders may result. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could adversely impact our financial condition and results of operations.

Interest rate fluctuations could affect our earnings and cash flow.

In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds and convertible bonds, the large majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2010, our total net floating rate debt amounted to $6.77 billion of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $2.95 billion.

A change in tax laws of any country in which we operate could result in a higher tax expense or a higher effective tax rate on our worldwide earnings.

We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is erse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

While we believe that we are not currently a "passive foreign investment company", or PFIC, and do not anticipate becoming a PFIC, the United States Internal revenue Service, or IRS, could treat us as a PFIC which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a PFIC, for United States federal income tax purposes if either (1) at least 75 percent of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50 percent of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business but does not include income derived from the performance of services.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal tax consequences.

Under the PFIC rules, unless United States shareholders make an election available under the United States Internal Revenue Code of 1986, as amended (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Status and Significant Tax Consequences"), such shareholders would be subject to United States federal income tax at the then prevailing United States federal income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

Risks Relating to Our Common Shares

Our common share price may be highly volatile.

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Over the last year, the stock market has experienced extreme price and volume fluctuations. Such volatility could adversely affect the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda exempted company. Our Memorandum of Association and Bye-laws and the Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, it may be more difficult to protect your interests as a shareholder in relation to the actions of management, directors or controlling shareholders, than it would be for shareholders of U.S. corporations to do the same. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

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

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider to be in its best interest. For more detailed information, reference is made to Item 10 "Additional Information" of this Annual Report.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder, Hemen Holding Ltd., which we refer to as Hemen, is controlled by trusts established by John Fredriksen, our President and Chairman, for the benefit of his immediate family. Hemen also has significant shareholdings in two companies affiliated with us, Frontline Ltd. (NYSE: FRO), or Frontline, and Ship Finance International Limited (NYSE: SFL), or Ship Finance. In addition, Hemen owns approximately 8.9% of our majority-owned subsidiary Seawell Limited, or Seawell. Our Vice-President and director Mr. Tor Olav Trøim is also a director of Seawell (OSE: SEAW). One of our other directors, Kate Blankenship, is also a director of Frontline, Ship Finance and Seawell and another of our directors, Kathrine Fredriksen, the daughter of  John Fredriksen, is also a director of Frontline. Mr. Fredriksen, Mr. Trøim, Mrs. Blankenship and Ms. Fredriksen owe fiduciary duties to each of Seadrill, Frontline, Ship Finance and  Seawell, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Seawell or Ship Finance than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm has attested to and reported on management's assessment of the effectiveness of our internal controls over financial reporting for the year ending December 31, 2010 and will be required to do so for the year ending December 31, 2011 and thereafter.  If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse perception of the Company in the financial marketplace.

If we enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected.

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent us from entering into drilling contracts with these countries or government-controlled entities, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Seadrill Limited was incorporated under the Bermuda Companies Act of 1981 of Bermuda on May 10, 2005, and our shares of common stock have been listed under the symbol "SDRL" on the Oslo Stock Exchange since November 2005 and on the New York Stock Exchange since April 2010. Our principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda and our telephone number is +1 (441) 295-6935.

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships, which operate in shallow, mid and deepwater areas as well as benign and harsh environments. A description of our different types of drilling units is given in Item 4.B "Business Overview".  We operate through subsidiaries located throughout the world, including in Bermuda, Norway, the Cayman Islands, the British Virgin Islands, Cyprus, Nigeria, Liberia, Hungary, Singapore, Brazil, Hong Kong, Panama, the United Kingdom, Denmark, Malaysia, Brunei and the United States.  We own and operate a fleet of 40 offshore drilling units, which consist of 16 jack-up rigs, nine semi-submersible rigs, four drillships and 11 tender rigs. In April 2011, we entered into an agreement to sell one of our 16 jack-up rigs with delivery to the buyer scheduled for June or July 2011. In addition to our existing fleet, we have three semi-submersible rigs, three drillships, four tender rigs and six jack-up rigs under construction or in mobilization to first contract. Furthermore, we operate five tender rigs in association with Varia Perdana Sdn Bhd, or Varia Perdana, a Malaysian company in which we have a 49% ownership interest and which are accounted for as an investment in an associated company.

As of December 31, 2010, we owned a controlling interest in the well services company Seawell. Seawell provides services in platform drilling, facility engineering, modular rig, well intervention and oilfield technologies, and drilling and well services. Seawell currently operates on nearly 50 installations in the North Sea and has offices in Stavanger in Norway, Aberdeen and Newcastle in the United Kingdom, Houston in the United States, Esbjerg in Denmark, Rio de Janeiro in Brazil and Lagos in Nigeria and has joint ventures in Kuala Lumpur in Malaysia and Abu Dhabi in the UAE. As of December 31, 2010, we owned 52.3% of Seawell's share capital. In February 2011, Seawell completed a merger with Allis-Chalmers Energy, Inc., or Allis-Chalmers forming a global oilfields service company with operations in over 30 countries. The operating name of the combined company is to be changed to Archer, and as a result of the consummation of the merger our ownership percentage in Seawell was reduced to 36.5%. For accounting purposes the position will be deconsolidated and recognized as an investment in an associated company from the end of February, 2011, and our portion of Seawell's results will be reflected within share of results of associated companies.

We also hold investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs and that provide us with additional exposure to market segments in which we operate or other market segments. These include:

- a 23.6% equity interest in SapuraCrest, a Malaysian oil services company, and

- a 9.4% equity interest in Pride. (NYSE: PDE), a United States offshore drilling company.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction valued at $41.60 per share based on Ensco's closing share price on February 4, 2011. The implied offer price represents a premium of 21% to Pride's closing share price as of the same date and a premium of 25% to the one month volume weighted average closing price of Pride. The definitive merger agreement has unanimously been approved by each company's board of directors. Under the terms of the merger agreement, Pride stockholders will receive 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock. Upon closing, and reflecting the issuance of new Ensco shares, Pride stockholders collectively will own approximately 38% of Ensco's outstanding shares. The transaction is subject to approval by the shareholders of Ensco and Pride, as well as other customary closing conditions. The transaction is not subject to any financing condition Ensco and Pride will hold special shareholder meetings on May 31, 2011 to vote on the proposed merger agreement.

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

Subsequent to the above initial acquisitions, we have entered into further contracts for newbuildings and acquired units and other companies engaged in offshore drilling and related industries. As a result, our operations have expanded considerably and we currently have approximately 6,650 skilled employees and an active fleet of 40 units (including the one unit we agreed in early April 2011 to sell), consisting of 16 jack-up rigs, nine semi-submersible rigs, four drillships and 11 tender rigs, plus an additional 16 units under construction.

Acquisitions, Disposals and Other Transactions

Acquisitions and other transactions

In the year ended December 31, 2010, we acquired the following drilling units:

●
In the first quarter of 2010, the construction of our two new tender rigs, West Vencedor and T12, was completed and the units were subsequently mobilized from the Keppel FELS shipyard in Singapore and Malaysia Marine and Heavy Engineering Sdn Bnd to their first drilling locations in Angola and Thailand, respectively.

●
On April 14, 2010, we agreed to purchase a harsh environment jack-up rig, the West Elara, from the Jurong shipyard in Singapore. The unit is scheduled for delivery in the second quarter 2011, at which time it will be mobilized to the Norwegian Continental Shelf for commencement of a five year contract with Statoil.

●
On April 20, 2010, we took delivery of  a new deepwater semi-submersible rig, West Orion from the Jurong Shipyard in Singapore. The unit immediately began mobilization, and commenced operations in Brazil in July 2010.

●	In May 2010, we acquired a majority shareholding in Scorpion. The acquisition, which is discussed in more detail below, increased our fleet by seven modern jack-up rigs built between 2007 and 2010.

●	On June 30, 2010, we took delivery of the new drillship West Gemini from the Samsumg Shipyard in South Korea. The unit began operations in Angola in August 2010.

●
On October 18, 2010, we entered into an agreement with the Jurong Shipyard in Singapore for the construction of two jack-up rigs, West Castor and West Tucana, with scheduled deliveries in fourth quarter 2012 and first quarter 2013. The total project price for the two rigs is estimated at $400 million.

●
On November 11, 2010, we entered into an agreement with the Samsung Heavy Industries, or Samsung, yard in South Korea for the construction of two ultra deepwater drillships, West Auriga and West Vela with deliveries scheduled in the first and second quarters 2013. The total estimated price for the new units is $600 million per drillship.

●
On November 15, 2010, we entered into an agreement with Dalian Shipbuilding Industry Offshore Co. Ltd., a Chinese shipyard, for the construction of two new jack-up rigs to be named West Telesto and West Oberon. The units are scheduled for delivery in the fourth quarter of 2012 and first quarter of 2013. Total project price for the two units is estimated at $380 million.

●
On November 30, 2010 we acquired Petrojack IV, an advanced high specification jack-up drilling unit, from Peterojack IV PTE Ltd. Singapore, an unrelated third party, for a total consideration of approximately $180 million. The unit has been renamed West Cressida.

●
On December 3, 2010, the new jack-up drilling rig West Juno was delivered from Keppel FELS in Singapore. The unit remained classified as a newbuild project as of December 31, 2010, and was added to our operating fleet upon the completion of testing and the commencement of its employment in the first quarter of 2011.

The total cost shown for each of the above drilling units consists of the accumulated historic cost for the Company and includes capitalized interest and other ancillary costs.

In addition, during 2010, we acquired investments in entities involved in offshore drilling:

●
Starting early 2008, we purchased shares through forward contracts in Scorpion . Scorpion was incorporated in Bermuda with the purpose of operating a fleet of drilling rigs and specifically to construct, own, operate and charter rigs. Scorpion operates seven ultra premium jack-up rigs in South America, the Middle East and South East Asia. In April 2010, we increased our ownership to 40.01% at a price per Scorpion share of NOK36. At that time Scorpion had a fleet of seven premium jack-up rigs with operations in South America, Middle East and South East Asia. In late May 2010, we increased our ownership to 50.1% of the outstanding shares and, triggered by the Oslo Stock Exchange Mandatory Offer Rules summarized below, simultaneously announced a bid of NOK40.50 per share for the remaining outstanding shares that was launched on June 4, 2010. On July 19, 2010, it was announced that shareholders representing 48.7% of the total number of outstanding shares had accepted the offer, increasing our ownership to 98.8% of the outstanding shares and votes in Scorpion. On September 20, 2010, we informed the remaining Scorpion shareholders of our intention to exercise our right under Bermuda company law to acquire all remaining outstanding shares in Scorpion. The compulsory acquisition was completed on October 25, 2010 and Scorpion's shares were delisted from the Oslo Stock Exchange on November 17, 2010. As of December 31, 2010, our ownership in Scorpion is 100%.

●	In August 2010, our majority owned subsidiary Seawell acquired Rig Inspection Services Limited, or RIS, a private company based in Singapore and Australia. The purchase price was $9.4 million.

●
In August 2010, Seawell announced a merger with Allis-Chalmers in a transaction valued at approximately $890 million. As a result of consummation of the merger in the first quarter of 2011, our shareholding was reduced to 36.5% and this investment was deconsolidated and recognized  as an investment in an associated company. The Merger was completed at the end of February 2011 and is discussed further in Note 34 to our financial statements under Subsequent events.

●	In December 2010, Seawell acquired Gray Wireline Service, Inc., or Gray, an independent cased hole wireline company in the United States. The purchase price was $160.5 million.

The following is a summary of Oslo Stock Exchange Mandatory Offer Rules which precipitated our offer for the remaining Scorpion shares

●
Generally, under the rules of the Oslo Stock Exchange, a shareholder who acts in its own name or in concert with others, and who acquires shares representing more than 1/3 of the votes of an Oslo Stock Exchange listed company is obligated to make an offer for that company's remaining shares. The obligation to make a mandatory offer is triggered again if the shareholder subsequent to the initial mandatory offer acquires further shares in such company and through such acquisition becomes the owner of shares representing either 40% or more or 50% or more of the votes in that company.

●	Before January 1, 2008, the threshold of ownership required to trigger the initial mandatory offer requirement was 40%.

●	There are various procedural and substantive rules, including a best price rule that relates to the price that the offeror must pay for the shares.

●	There is also a procedure for certain Oslo Stock Exchange companies to obtain exemptions from the rules.

Disposals

During the year ended December 31, 2010, we disposed of the following assets:

●
In October 2010, we agreed to the sale of the 1984 build jack-up rig West Lasrissa to an unrelated third party for a total consideration of $55 million. The sale resulted in a net gain of $26.1 million.

Acquisitions, Disposals and Other Transactions since December 31, 2010:

●
In December 2010, we entered into a purchase agreement to acquire two ultra-deepwater semi-submersible drilling rigs, West Pegasus and West Leo, under construction at the Jurong Shipyard in Singapore. The total project price for the two rigs was estimated to approximately $1.2 billion (including project management for the remaining construction period, drilling and handling tools, spares, operations preparations and capitalized interest). The first unit was delivered from the yard in early April and is currently in transit to Mexico. Delivery of the second rig is scheduled for the fourth quarter 2011.

●
As of the first quarter of 2011, we are no longer consolidating the financial statements of Seawell into our consolidated statements. The de-consolidation of Seawell is discussed above in Item 4A History and development of the Company.

●
On February 15, 2011, our Board of Directors resolved to establish a new majority-owned subsidiary focused entirely on harsh environment operations. The new subsidiary is called North Atlantic Drilling Limited, or NADL, and a fleet of five existing harsh environment units and one newbuild contract have been transferred from Seadrill to NADL. Seadrill retained a 75% shareholding after a private placement. This transaction is described in more detail in note 34 to the financial statements under Subsequent events.

●
On February 28, 2011, we entered into an agreement for the construction of two tender rigs with the COSCO Nantong Shipyard, or COSCO, in China. The two new units, which will be named T15 and T16, are scheduled for delivery in the first quarter and third quarter 2013, respectively. This transaction is described in more detail in note 34 to the financial statements under Subsequent events.

●
On March 21, 2011, we announced that an agreement had been entered into for the construction of a new harsh environment jack-up rig, to be named West Linus, with Jurong Shipyard in Singapore. The total project price for the new jack-up rig is estimated at $530 million and completion is scheduled for the end of the third quarter 2013. A five-year contract has been agreed, under which the new unit is scheduled to commence operations in Norway for ConocoPhillips in the fourth quarter 2013. It has been decided to offer both the construction and the drilling contract to the newly-formed subsidiary, NADL.

●
On April 11, 2011, we exercised an option to build a new ultra-depwater drillship at the Samsung yard in South Korea. The total project cost is estimated at $600 million and delivery of the new unit is scheduled for the third quarter 2013.

●
On April 12, 2011, we exercised an option to build a new tender barge at COSCO in China. The new unit, T17, is scheduled for delivery in the first quarter 2013, with a total project cost estimated at $115 million.

●	On April 13, 2011, we entered into an agreement to sell the newly built jack-up drilling rig West Juno to an undisclosed buyer for a total consideration of US$248.5 million.

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

There are two types of semi-submersible rigs, moored and dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while the dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.

Drillships

Our drillships are self-propelled ships equipped for drilling in deep waters, and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Jack-Up Rigs

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is towed to the drill site with its hull riding in the sea as a vessel and its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 40 to 60 people.

Tender Rigs

Self-erecting tender rigs conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig's integral crane. To support the operations, the tender rig contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender's semi-submersible hull structure allows the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Self-erecting tender rigs generally operate with crews of 60 to 85 people.

Seawell Limited (to be renamed Archer Limited)

In addition to owning and operating offshore drilling units, during 2010, we provided well services through Seawell, a company in which we held a controlling interest of 52.3% of share capital as of December 31, 2010.  Seawell provides platform drilling, facility engineering, modular rig, well intervention and oilfield technologies. Seawell currently operates on nearly 50 installations in the North Sea and has offices in Stavanger and Bergen in Norway, Aberdeen and Newcastle in the United Kingdom, Houston in the United States, Esbjerg in Denmark, Rio de Janeiro in Brazil and Lagos in Nigeria, and has joint ventures in Kuala Lumpur in Malaysia and Abu Dhabi.

In February 2011, Seawell completed a merger with Allis-Chalmers, forming a global oilfields services company with operations in over 30 countries. The operating name of the combined company is to be changed to Archer and, as a result of the consummation of the merger, with effect from the end of February 2011, our ownership percentage in Seawell was reduced to 36.5% and the position was deconsolidated and recognized as an investment in an associated company. Following the deconsolidation, our portion of Seawell's results will be reflected within results of associated companies.

Reporting Segments

Historically, we have reported our business in the following three operating segments:

●	Mobile units: We offer services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-up rigs and drillships.

●	Tender Rigs: We operate self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

●	Well Services: We provide services using platform drilling, facility engineering, modular rig, well intervention and oilfield technologies.

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

In response to a significant growth in operations through acquisitions of new rigs, newbuilding orders and deconsolidation of Seawell, management has decided to review our internal structure, including the operating and reporting business segments. This review could result in a change to our reporting segments with effect from the first quarter of 2011.

Our Business Strategy

Our primary objective is to profitably grow our business to increase long-term distributable cash flow per share to our shareholders.

Our business strategy is to focus our company on modern state-of-the-art offshore drilling units with our main focus on deepwater operations. We believe that we have one of the most modern fleets in the industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and establish, develop and maintain a position as a preferred provider of offshore drilling services for our customers. We believe that a combination of quality assets and highly skilled employees will facilitate the procurement of term contracts and premium daily rates. We have grown our Company significantly since its incorporation in 2005 and have strong ambitions to continue our growth. We believe that the combination of term contracts and quality assets will provide us with the opportunity to obtain debt financing for such growth, and allow us to increase the return on our invested equity.

The key elements in our strategy are as follows:

●	commitment to provide customers with safe and effective operations;
●	combine state-of-the-art mobile drilling units with experienced and skilled employees;
●	growth through targeted alliances, purchase of newbuildings, mergers and acquisitions;
●	develop our strong position in deepwater and harsh environments;
●	continue to develop our rapidly growing fleet of premium jack-ups; and
●	develop our strong position in the tender rig market and pursue further growth in conventional waters as well as deepwater areas.

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

Market Overview

We provide operations in oil and gas exploration and development regions throughout the world and our customers include oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Our customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increase in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. This has translated into an increased focus on frontier deepwater, not only in existing offshore regions such as Brazil, the US GOM, Europe and West Africa but also expanding to India, Southeast Asia, China, East Africa, the Mexican GOM, Australasia and the Mediterranean.

Mobile units

Our fleet of mobile units consists of drillships, semi-submersible rigs and jack-up rigs for global operations. The existing world wide fleet of mobile units totals 742 units including 64 drillships, 201 semi-submersible rigs and 477 jack-up rigs. In addition, there are 49 drillships, 74 jack-up rigs and 24 semi-submersible rigs under construction. Depending on rig specifications, capabilities and equipment outfitting, jack-ups rigs work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions as well as temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 38 units.

The demand for these various asset classes have been positively impacted by the recently improved conditions for the oil and gas industry as mentioned above. However, over time, the demand supply condition may deviate between the various assets classes.

Jack-up rigs
The world fleet of jack-up rigs currently counts 477. Of these rigs, 378 rigs are in operational mode, 27 are warm-stacked and 72 cold-stacked. There is, in addition, 74 units under construction of which 37 have been ordered since October 2010. The existing world fleet includes 39 units equipped and outfitted for operation in harsh environment of which 7 rigs are approved for operations in Norway. Out of the rigs currently under construction, 19 will have harsh environment capabilities but only 3 will be outfitted for operations in Norway. The average age of the existing fleet is currently 24 years for the benign environment units and 16 years for the harsh environment units. The overall utilization rate for jack-up rigs are 73 percent while the utilization rate for benign environment jack-up rigs built after 2005 is 93 percent and the utilization rate for the harsh environment rigs is 87 percent. Of the existing fleet, 141 rigs are capable of drilling in water depth higher than 350ft.

Daily rate for jack-up rigs depends on country, region, water depth, capabilities technical specification, contract length and overall contract terms. For harsh environment jack-ups operating in Norway, current daily rates are approximately $300,000 whereas daily rates for similar units in the U.K. and Canada are $200,000. For benign environment jack-up rigs, daily rates are approximately $130,000 for new premium rigs and $80,000 for older jack-up rigs. Premium jack-up rigs are defined as jack-up rigs with water depth capacity greater than 350ft built after year 2000.

We believe the trend is for oil companies to gradually replace older jack-up rigs with new, more modern and efficient rigs due to wells becoming increasingly technically challenging and consequently more demanding with respect to rig equipment capabilities. Such oil companies are requiring, among others, units that can offer higher hook-loads, water depth capacities, extended cantilever-reach and increased flexibility for offline activities. We believe this trend will continue and we expect a strong market outlook for our premium jack-up rigs.

Semi-submersible rigs and drillships
The world fleet of semi-submersible rigs and drillships currently totals 265 units. In addition, there are 73 units under construction, 24 semi-submersible rigs and 49 drillships of which 31 have been ordered since October last year. 156 units were built before 1998, with an average age of 31 years and are mainly moored units. For the rigs built after 1998, almost all have been outfitted with thrusters allowing for dynamically positioning targeting operations in deeper waters. Of the world fleet, 122 units are dynamically positioned units and the remaining 143 rigs are moored units. Of the 122 dynamically positioned units, 116 units are capable of operation in deepwater waters (more than 4,500ft but less than 7,500ft) and 88 in capable of operations in ultra-deep waters (more than 7,500ft).

The demand for drillships and semi-submersible rigs has seen strong growth since 2005. The reason for this increase in demand has been related to growth in deepwater activities by oil companies. In addition to increased demand, the oil companies have also required higher operational capacities and technical specification of the units. In order to meet the new demand, new rigs had to be built and, between 2005 and 2008, some 93 new units were ordered, bringing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 27 to 120. In order to justify the significant investments, dayrates increased from approximately $290,000 in May 2005, when the first new units were ordered, to more than approximately $600,000 at the height of the market in September 2008. The financial downturn in the latter part of 2008 and subsequent drop in oil prices effectively halted the order flow for new deepwater vessels. As most of the rigs either had been contracted on long-term contracts or were under construction, there was no immediate effect on daily rates for the deepwater units. However, oil companies have held back new spending and investments in deeper water, and daily rates have slowly retreated to levels between $425,000 and $500,000. However, higher oil prices and an improved economic outlook that supports strong oil demand longer term has, together with the favorable environment for daily rates, spurred renewed interest for construction of further new deepwater vessels. Since October 2010, some 31 orders for additional deepwater units have been placed on speculation.

We believe that the long-term prospects for deepwater drilling are positive given the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and high depletion rate of mature oil fields. We believe that these factors will continue to provide incentives for the exploration and development of deepwater fields, particularly in view of recent geologic successes in Brazil, GOM, West Africa and elsewhere, along with improving access to new promising offshore areas and new, more efficient technologies.

The number of rigs globally involved in drilling in deeper waters has been adversely impacted by the Macondo oil spill in the GOM in April 2010 as a six-month drilling permit moratorium implemented by the US Department of the Interior in May 2010 halted all deepwater operations in the United States. The drilling moratorium was lifted in October 2010: however, oil companies must submit applications in order to obtain drilling permits and resume drilling activities that demonstrate compliance with enhanced regulations The enhanced regulations required independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. The industry as such is reviewing and adapting to the new rules and requirements. Some oil companies have also elected to voluntarily implement the requirement for third-party inspections and certification on equipment operating outside the GOM. The Macondo incident has increased oil companies focus on new, modern and technically superior equipment thus reducing the oil companies' interest in using moored and older upgraded deepwater vessels..

Tender rigs

There are currently 34 self-erecting tender rigs globally including five units under construction. Out of the 34 rigs, 25 are barges and nine are semi-submersibles (semi-tender). The main markets for tender rigs are West Africa and Southeast Asia, employing 17% and 83% of tender rigs respectively. However, during 2011, a couple of units will start operation in Brazil and Trinidad and Tobago. The overall utilization rate for the world tender rig fleet is 79%, 81% for the barges and 75% for the semi-tender. This reflects that there are four stacked tender barges and two stacked semi-tenders. The daily rate for tender rigs depends on country, region, water depth, capabilities technical specification, contract length and overall contract terms. In general, daily rates are approximately $120,000 for modern tender barges and $160,000 for modern semi-tenders.

We are the largest operator in this segment operating a fleet of 16 units, including five units that we operate in association with Varia Perdana. In addition, we have three units under construction and one unit in transit to its first drilling assignment. We believe that the long-term outlook for tender rigs remains favorable due to their versatility and lower construction costs compared to jack-up rigs. In addition, in recent years, a combination of tender rigs and floating platforms, such as mini tension-leg platforms and spar platforms, has been used in the development of deepwater oilfields, which has increased the market for tender rigs. Interest in tender rigs has also been shown beyond the traditional West Africa and Southeast Asia markets with future opportunities expected in the GOM, South and Central America and Australia. As tender rigs primarily are used for development drilling, they normally are awarded long term contracts. We expect the market to continue to offer opportunities to build additional order backlog and earnings visibility.

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

Seasonality

In general seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the GOM, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2010 our five largest customers have been:

-	Petròleo Brasileiro S.A., or Petrobras, accounting for approximately 17% of our revenues;
-	Statoil ASA, or Statoil, accounting for approximately 15% of our revenues;
-	Total S.A. Group, or Total, accounting for approximately 10% of our revenues;
-	Royal Dutch Shell, or Shell, accounting for approximately 9% of our revenues; and
-	Exxon Mobil Corp, or Exxon, accounting for approximately 7% of our revenues.

No other customers have accounted for more than ten percent of our revenues in the three most recently reported years. In the year ended December 31, 2009, our two largest customers were Statoil and Total, who provided approximately 17% and 13% of our contract revenues, respectively. In the year ended December 31, 2008, our two largest customers were Statoil and Shell providing approximately 32% and 7% of our contract revenues, respectively. The loss of any of these significant customers could have a material adverse effect on our results of operations if they were not replaced by other customers.

Most of our drilling units are contracted to customers for periods between one and five years ahead, and our forward contracted revenue, or backlog, at December 31, 2010 totaled approximately $11.0 billion, with $7.9 billion of this amount attributable to our semi-submersible rigs and drillships. We expect approximately $3.7 billion of this backlog to be realized in 2011. Backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

The following table shows the percentage of rig days committed by year as of December 31, 2010. The percentage of rig days committed is calculated as the ratio of total days committed under firm contracts to total available days in the period. Total available days for our units under construction are based on their expected delivery dates.

	Year ending December 31,
% of rig-days committed	2011	2012	2013

Jack-up rigs	71%	24%	17%
Semi-submersible rigs	94%	68%	51%
Drillships	100%	88%	20%
Tender rigs	73%	55%	37%

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

Competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate upgrades of the unit and its equipment to specific regional requirements. In particular, for rigs to operate in harsh environments, such as offshore Norway and Canada, as opposed to benign environments, such as the GOM, West Africa, Brazil, the Mediterranean and Southeast Asia, more demanding weather conditions would require more costly investment in the outfitting and maintenance of the drilling units.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future.

Risk of Loss and Insurance

Our operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling contractors such as us are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Our marine insurance package policy provides insurance coverage for physical damage to our rigs, loss of hire and third party liability.

Our insurance claims are subject to a deductible, or non-recoverable, amount. We currently maintain a deductible per occurrence of up to $5 million related to physical damage to our rigs. However, a total loss of, or a constructive total loss of, a drilling unit is recoverable without being subject to a deductible. For general and marine third-party liabilities, we generally maintain a deductible of up to $250,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units. Furthermore, for most of our rigs we purchase insurance to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period up to 60 days after the occurrence of physical damage. Thereafter, our insurance policies are limited to between 100 days and 360 days. If the repair period for any physical damage exceeds the number of days permitted under our loss of hire policy, we will be responsible for the costs in such period. We do not have loss of hire insurance on five of our jack-up units which we bought as part of the Scorpion acquisition.

We have elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the GOM due to the substantial costs associated with such coverage. This results in a higher risk of losses, which could be material, that are not covered by third party insurance contracts.

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 1969, or CLC, or Bunker Convention, the U.S. Oil Pollution Act, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Outer Continental Shelf Lands Act, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law 9966/2000 relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the IMO adopted MARPOL and Annex VI to MARPOL to regulate the discharge of harmful air emissions from ships, which include rigs and drillships. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations. IMO's Maritime Environment Protection Committee, or MEPC has adopted amendments to the Annex VI regulations that require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. These amendments entered into force on July 1, 2010 and we may incur costs to comply with these revised standards.

Furthermore, any drilling units we may operate in the waters of the U.S., including  the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S., would have to comply with OPA and CERCLA regulations, as described above, that impose strict liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

In the United States in 2010, the Department of the Interior undertook a substantial reorganization of regulatory authority for offshore drilling following the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the GOM in April 2010, or the Deepwater Horizon Incident. Primary regulatory responsibility for offshore drilling was transferred from the Minerals Management Service to a new department, the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE.  In addition, a moratorium on issuance of permits for offshore drilling was in place in the United States from May 2010 through November 2010. Although the moratorium was lifted in November 2010, the number of permits issued has not returned to levels that existed prior to the Deepwater Horizon Incident, and it is not known when or whether the number of number of permits issued will be sufficient to sustain levels of deepwater drilling activity comparable to levels prior to the Deepwater Horizon Incident.  The BOEMRE periodically issues guidelines for rig fitness requirements in the GOM and may take other steps that could increase the costs of operations or reduce the area of operations for our rigs, thus reducing their marketability. Implementation of new BOEMRE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Please read "Risk Factors — Our ability to operate our drilling units in the US GOM could be restricted by government regulation" in Item 3.D of this Annual Report.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to  serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the Deepwater Horizon Incident, could adversely affect our financial results. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. In addition to the regulatory changes taking place in the United States, other countries have announced that they are undertaking a review of the regulation of offshore drilling industry following the Deepwater Horizon Incident. A discussion of risks relating to environmental regulations can be found in Item 3.D "Risk Factors" of this Annual Report.

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

On February 16, 2011, we reorganized our activities in the harsh environment segment by transferring those of our assets engaged therein to a new sub-holding company, NADL. NADL will have five drilling units in operation with a sixth rig, the West Elara, expected to be delivered from the Jurong Shipyard during the latter part of the second quarter 2011. NADL has 1.0 billion shares issued and outstanding, of which we own 75%.

In late February 2011, Seadrill reduced its ownership in Seawell from 52.3 percent to approximately 36.5 percent. As such, with effect from the end of February, 2011, Seawell, which represents our well service segment, will no longer be fully consolidated into Seadrill's financial statements, but will instead be classified as an investment in an associated company.

Overall responsibility for the management of Seadrill Limited and its subsidiaries rests with the Board of Directors, or the Board. The Board has organized the provision of management services through a subsidiary incorporated in Norway, Seadrill Management AS, or Seadrill Management. The Board has defined the scope and terms of the services to be provided by Seadrill Management authorizing it  to run day-to-day operations. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on the Company's behalf.

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D. PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or have contracted for delivery as of April 26, 2011:

	Year	Water depth	Drilling depth	Current location	Month of
Unit	built	(feet)	(feet)		contract expiry

Jack-up rigs
West Janus	1985	330	21,000	Malaysia	August 2011
West Epsilon **	1993	394	30,000	Norway	December 2014
Offshore Courageous	2007	350	30,000	Malaysia	January 2012
Offshore Defender	2007	350	30,000	Brazil	February 2012
Offshore Resolute	2007	350	30,000	Vietnam	August 2011
West Prospero (SF)	2007	400	30,000	Vietnam	December 2011
Offshore Intrepid	2008	350	30,000	Saudi Arabia / Kuwait	November 2012
Offshore Vigilant	2008	350	30,000	Venezuela	December 2011
West Ariel	2008	400	30,000	Vietnam	December 2011
West Triton	2008	375	30,000	Malaysia	August 2011
Offshore Freedom	2009	350	30,000	Saudi Arabia / Kuwait	May 2013
West Cressida	2009	375	30,000	Thailand	May 2014
Offshore Mischief	2010	350	30,000	Brazil	August 2011
West Callisto	2010	400	30,000	Indonesia	September 2011
West Juno ***	2010	400	30,000	Andaman Sea	April 2011
West Leda	2010	375	30,000	Indonesia	March 2011
West Elara (NB)	2011	492	40,000		October 2016
West Castor (NB)	2012	400	30,000
West Telesto (NB)	2012	400	30,000
West Oberon (NB)	2013	400	30,000
West Tucana (NB)	2013	400	30,000
West Linus (NB) **	2013	492	40,000		December 2018

Tender rigs
T4	1981	410	20,000	Thailand	July 2013
T8	1982	410	20,000	Singapore (warm stacked *)
T7	1983	410	20,000	Thailand	October 2011
West Pelaut	1994	6,500	30,000	Brunei	March 2015
West Menang	1999	6,500	30,000	Singapore (warm stacked *)	December 2012
West Alliance	2001	6,500	30,000	Malaysia	January 2015
West Setia	2005	6,500	30,000	Angola	August 2012
West Berani	2006	6,500	30,000	Indonesia	December 2011
T11	2008	6,500	30,000	Thailand	May 2013
T12	2010	6,500	30,000	Thailand	April 2014
West Vencedor	2010	6,500	30,000	Angola	July 2015
West Jaya (NB)	2011	6,500	30,000	In transit to Trinidad&Tobago	July 2013
T15 (NB)	2013	6,500	30,000		June 2018
T16 (NB)	2013	6,500	30,000		December 2018
T17 (NB)	2013	6,000	30,000

Semi-submersible rigs
West Alpha **	1986	2,000	23,000	Norway	June 2012
West Venture **	2000	2,600	30,000	Norway	July 2015
West Phoenix **	2008	10,000	30,000	Norway	January 2015
West Hercules (SF)	2008	10,000	35,000	China	May 2012
West Sirius	2008	10,000	35,000	Gulf of Mexico	July 2014
West Taurus (SF)	2008	10,000	35,000	Brazil	February 2015
West Eminence	2009	10,000	30,000	Brazil	July 2015
West Aquarius	2009	10,000	35,000	Indonesia	February 2013
West Orion	2010	10,000	35,000	Brazil	July 2016
West Pegasus (ex Seadragon I) (NB)	2011	10,000	35,000	In transit to Mexico	August 2016
West Leo (Seadragon II) (NB)	2011	10,000	35,000
West Capricorn (NB)	2011	10,000	35,000

Drillships
West Navigator **	2000	7,500	35,000	Norway	December 2012
West Polaris (SF)	2008	10,000	35,000	Brazil	October 2012
West Capella	2008	10,000	35,000	Nigeria	April 2014
West Gemini	2010	10,000	35,000	Angola	September 2012
West Auriga (NB)	2013	12,000	40,000
West Vela (NB)	2013	12,000	40,000
West Tellus (NB)	2013	12,000	40,000

NB – Newbuilding under construction or in mobilization to its first drilling assignment.
SF  – Unit owned by subsidiary of Ship Finance (see Note 33 to Consolidated Financial Statements).
* Warm stacked means that the unit is not operating, but is being maintained in a state of readiness for future operations.
** Owned by our subsidiary NADL in which we own 75% of the outstanding shares, See Note 34 Subsequent events.

*** Seadrill has entered into an agreement to sell the West Juno, for more detail see Note 34, Subsequent events.

In addition to the drilling units listed above, as of December 31, 2010, we have buildings, plant and equipment with a net book value of $115 million, including a modular rig under construction for Seawell, and office equipment. Our offices in Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil and Aberdeen in the United Kingdom are leased and aggregate office rental costs were $21.0 million in 2010, and are expected to be approximately $12.5 million in 2011.

We do not have any material intellectual property rights.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Item 3.A "Selected Financial Data", Item 4 "Information on the Company" and our Consolidated Financial Statements and Notes thereto included herein.

Overview

We were established in May 2005 with an operating fleet of five units. Since then, through investment in newbuildings and the acquisition of other companies, we have expanded our operations and now have approximately 6,700 skilled employees and an operating fleet of 40 drilling units (including the one unit we agreed in April 2011 to sell). In addition, we have construction contracts for 16 new units, and we operate a further five units in association with Varia Perdana. A full fleet list is provided in Item 4.D "Information on the Company – Property, Plant and Equipment".

In addition to owning and operating offshore drilling units, we provide drilling and well services through our subsidiary Seawell, which will be renamed Archer. As described above, under Item 4.D "Information on the Company – Property, Plant and Equipment", as of the end of February 2011 Seawell ceased to be a majority owned subsidiary. As a result, Seawell's drilling and well services operations will be reflected in our consolidated financial statements as an investment in an associated company.

We have also made investments in other companies that are viewed as strategic investments, including Pride (9.4%), SapuraCrest (23.6%), Varia Perdana (49%).

Fleet Development

The following table summarizes the development of our active fleet of drilling units, based on the dates when the units began operations:

	Mobile units segment
Unit type	FPSOs	Jack-up rigs	Drillships	Semi- submersible rigs	Tender rigs	Total units

At December 31, 2005	2	3	-	-	-	5
additions in 2006		+2	+1	+2	+7	+12
At December 31, 2006	2	5	1	2	7	17
additions in 2007		+2			+1	+3
disposals in 2007	-2					-2
At December 31, 2007	-	7	1	2	8	18
additions in 2008		+2	+1	+2	+1	+6
disposals in 2008		-1				-1
At December 31, 2008	-	8	2	4	9	23
additions in 2009			+1	+4		+5
disposals in 2009		-2				-2
At December 31, 2009	-	6	3	8	9	26
additions in 2010		+10	+1	+1	+2	-14
disposals in 2010		-1				-1
At December 31, 2010	-	15	4	9	11	39

In addition to the units in the table above, our fleet list includes the following rigs under construction which are scheduled to be delivered and begin operations after December 31, 2010:

●	Delivery in 2011: two jack-up rigs (one of which we, in April 2011, agreed to sell), one tender rig and three semi-submersible rigs.

●	Delivery in 2012: two jack-up rigs.

●	Delivery in 2013: three jack-up rigs, three tender rigs and three drillships.

Factors Affecting our Results of Operations

The principal factors which have affected our results since 2005 and are expected to affect our future results of operations and financial position include:

●	the number and availability of our drilling units;

●	the daily rates obtainable of our drilling units;

●	the daily operating expenses of our drilling units;

●	utilization rates for our drilling units

●	administrative expenses;

●	interest and other financial items; and

●	tax expenses.

Revenues

Our revenues are derived primarily from the operation of our drilling units on short, medium and long-term contracts at fixed daily rates. Revenues from well services are derived from drilling on our client's fixed installations and from carrying out a wide range of engineering and down-hole services.

In general, each of our drilling units is contracted for a period of time to an oil and gas company to provide offshore drilling services at an agreed daily rate. A unit will be stacked if it has no contract in place. Daily rates can vary from approximately $50,000 per day to more than $600,000 per day, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption.

The terms and conditions of the contracts allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In many of our contracts we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices.

In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for units before and after their drilling assignments, and may also pay reimbursement of costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual daily rate.

The following table summarizes our average daily revenues and economic utilization percentage by rig type for the periods under review:

	Year ended December 31,
	2010		2009		2008
	Average daily revenues	Economic utilization	Average daily revenues	Economic utilization	Average daily revenues	Economic utilization
	$	%	$	%	$	%
Jack-up rigs	160,000	90	130,000	70	196,000	92
Semi-submersible rigs	486,000	95	445,000	92	345,000	93
Drillships	508,000	89	497,000	94	251,000	66
Tender rigs	95,000	89	115,000	93	95,000	98

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

Rig operating expenses are related to the drilling units we have either in operation or stacked and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repairs and maintenance. Reimbursable expenses are incurred at the request of customers, and include provision of supplies, personnel and other services. Depreciation and amortization costs are based on the historical cost of our drilling units and other equipment. Administration expenses include the costs of offices in various locations, as well as the remuneration and other compensation of the directors and employees engaged in the management and administration of the Company.

Our interest expenses depend on the overall level of debt and prevailing interest rates. However, these expenses may be reduced as a consequence of capitalization of interest expenses relating to drilling units under construction. Other financial items include income from associated companies and may reflect various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements and other derivative financial instruments.

Tax expenses reflect payable and deferred taxes related to our rig owning and operating activities and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of tax is based on net income or deemed income, the latter generally being a function of gross turnover.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable.  Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain.  Significant accounting policies are discussed in our Notes to Consolidated Financial Statements – Note 2: Accounting policies. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. In addition, there are other items within our consolidated financial statements that require estimation.

Drilling Units

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our mobile units and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset's value for its remaining useful life, are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling units reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling units and results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and daily rates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management's assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

Income Taxes

We are a Bermuda company. Currently we are not required to pay taxes in Bermuda on ordinary income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2016. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amount, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are sustainable and on estimates of taxes that will ultimately be due. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

Contingencies

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingency reserves relate primarily to litigation, indemnities and potential income and other tax assessments (see also "Income Taxes" above). Revisions to contingency reserves are reflected in income in the period in which different facts or information become known, or circumstances change, that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingencies are based upon our assumptions and estimates regarding the probable outcome of the matter and include our costs to defend any action. In situations where we expect insurance proceeds to offset contingent liabilities, we record a receivable for all probable recoveries until the net loss is zero. We recognize contingent gains when the contingency is resolved and the gain has been realized. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated contingencies, revisions to the estimated contingency amounts would be required and would be recognized in the period when the new information becomes known.

Goodwill

We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually. We perform a goodwill impairment test as of December 31 for each reporting segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, based on a discounted cash flow model. When testing for impairment we use expected future cash flows using contract daily rates during the contract periods. For periods after expiry of the contract periods, daily rates are projected based on estimates regarding future market conditions, including zero escalation of daily rates. Estimated future cash flows are calculated based on remaining asset lives and are discounted using a weighted average cost of capital.

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

For the years ended December 31, 2010, 2009 and 2008 no impairments have resulted from our analysis.

Defined benefit pension plans

The Company has several defined benefit plans which provide retirement, death and termination benefits. The Company's net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service. Pension and post-retirement costs and obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover. The use of different assumptions and estimates could result in materially different carrying value pension obligations and could materially affect our results of operations.

The aggregated projected future benefit obligation is discounted to a present value, and the aggregated fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of number of years of employment and amount of employees remuneration. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the statement of operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income.  Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Impairment of marketable securities and equity method investees

We analyze our available-for-sale securities and equity method investees for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period which may have a significant adverse effect on the fair value of the investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the securities held as available for sale or of the equity method investee are sold. The evaluation of whether a decline in fair value is other-than-temporary requires a high degree of judgment and the use of different assumptions could materially affect our earnings.

Convertible debt

Our convertible bond loans are comprised of a loan component, or host contract, and an option component to convert the loan to shares, or embedded derivative. If certain criteria are met, the embedded derivative must be accounted for separately from its host contract. The value of the embedded derivative is based on the implied valuation of the loan and option components reflected in the initial pricing of the bond at issuance. Financial models that use observable and/or implied market pricing are applied to estimate these values. However, judgment is exercised in formulating the assumptions used in such valuation models.

Recent accounting pronouncements

In June 2009, the FASB issued amended guidance requiring companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entities (or VIEs) based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. The new accounting and disclosure requirements became effective for us from January 1, 2010. The adoption of this amended guidance did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. We will adopt this guidance in the first quarter 2011, and adoption of this guidance is not expected to have a material effect on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have a material impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share ("EPS"). The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported EPS.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of 2010.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from January 1, 2010 did not have any material effect on its consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal year 2011. The Company does not believe that adoption of this guidance will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date in, on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We will adopt this guidance prospectively beginning January 1, 2011. It is not expected to have a significant impact on the Company.

Inflation

Most of our contracts for drilling and well services include provision for rates to be adjusted annually in line with inflation. Accordingly, we do not consider inflation to be a significant risk to our profitability in the current and foreseeable economic environment, although it will have a moderate effect on operating and administration costs.

A. RESULTS OF OPERATIONS

Fiscal Year Ended December 31, 2010, compared to Fiscal Year Ended December 31, 2009.

The following table sets forth our operating results for 2010 and 2009.

	Year ended December 31, 2010				Year ended December 31, 2009
In US$ millions	Mobile units	Tender rigs	Well services	Total	Mobile units	Tender rigs	Well services	Total
Total operating revenues	2,842	482	717	4,041	2,251	392	610	3,253
Gain on sale of assets	26			26	71			71
Total operating expenses	(1,528)	(260)	(654)	(2,442)	(1,181)	(219)	(552)	(1,952)
Operating income	1,340	222	63	1,625	1,141	173	58	1,372
Interest expense				(312)				(228)
Other financial items				18				329
Income before taxes				1,331				1,473
Income taxes				(159)				(120)
Net income				1,172				1,353

Total operating revenues

In US $millions	2010	2009	Increase
Mobile units	2,842	2,251	26%
Tender rigs	482	392	23%
Well services	717	610	18%
Total operating revenues	4,041	3,253	24%

Total operating revenues increased from $3.25 billion in 2009 to $4.04 billion in 2010. Total operating revenues are predominantly contract revenues with additional, relatively small amounts of reimbursables and other revenue.

Total operating revenues in the mobile unit segment increased by $0.6 billion from 2009 to 2010. The number of drilling units in the mobile units segment increased from 17 at December 31, 2009 to 29 at December 31, 2010. Seven new jack-up rigs were added to the fleet with the acquisition of Scorpion, two of the newbuild jack-up rigs, the West Callisto and the West Leda, were delivered and the jack-up rig West Cressida, formerly the Petrojack IV,  was acquired in 2010. In addition two new semi-submersible rigs, the West Orion and the West Gemini, were delivered and started operation during the period. These new units contributed to the increase in revenue. There was no significant change in the general level of daily rates during 2010.

Total operating revenues in the tender rig segment, increased by 23% from 2009 to 2010. The increase was mainly related to the two new units, the West Vencedor and the T12 being delivered and starting operations during 2010. The resulting increase was partly off-set by one unit being idle during the period. Daily rates for our tender rigs have remained fairly constant during the two year period to December 31, 2010.

Total operating revenues in the well services segment increased from $610 million in 2009 to $717 million in 2010. The increase relates to increased activity and the acquisition of several smaller companies during 2010.

Gain on sale of assets

In 2010, we recorded a gain of $26 million on the disposal of the jack-up rig West Larissa.

In 2009, we recorded gains of $21 million for the West Ceres and $58 million for the West Atlas, with the former being sold and the latter being declared a total loss following a fire. Also, in 2009, we recorded a $4 million gain on the sale of our interest in an oilfield in the United Kingdom and a loss of $12 million due to the PPL Shipyard Ptd Ltd exercising its purchase option on one jack-up rig under construction. All of these units were in the mobile units operating segment.

Total operating expenses

In US$ millions	2010	2009	Increase
Mobile units	1,528	1,181	29%
Tender rigs	260	219	19%
Well services	653	552	18%
Total operating expenses	2,441	1,952	25%

Total operating expenses increased from $1.95 billion in 2009 to $2.44 billion in 2010, with the increase mainly in the mobile units segment. Total operating expenses consist of rig operating expenses, depreciation, reimbursable expenses and general and administrative expenses. Total general and administrative expenses increased to $178 million in 2010 compared to $149 million in 2009. Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the mobile units operating segment increased by $340 million from 2009 to 2010. Vessel and rig operating expenses increased by $205 million primarily due to the increase in the number of units during the period. Depreciation and amortization increased from $333 million in 2009 to $400 million in 2010. Of the $67 million increase, $52 million related to the newly acquired units and delivery of newbuilds during 2010, while the remaining increase of $15 million relates to the newbuilds delivered during the course of 2009.

Total operating expenses in the tender rig segment increased from $219 million in 2009 to $260 million in 2010. The increased costs were mainly a result of the delivery of two newbuilds during the year.

Total operating expenses increased in the well services segment from $552 million in 2009 to $653 million in 2010. Within this amount, operating expenses increased from $394 million in 2009 to $500 million in 2010, reflecting a similar increase in operating revenues, leaving the operating margin at approximately the same level as the prior year. Reimbursable expenses decreased from $119 million in 2009 to $103 million in 2010. Reimbursable expenses are closely linked to reimbursable revenues and amounts can fluctuate from period to period. However we normally earn a margin of approximately 5% on reimbursables within the well services segment.

The numbers above include general and administrative expenses that increased from $149 million in 2009 to $178 million in 2010. The increase is related to our growth in operations, with subsequent increase in corporate staff numbers and establishment of offices in new locations.

Interest expense

Interest expense increased from $228 million in 2009 to $312 million in 2010, as a result of an overall increase in interest bearing debt as well as less interest being capitalized. Capitalized interest relates to interest costs incurred during the construction of newbuildings  and amounted to $80 million in 2009 compared with $59 million in 2010. There has not been a significant change in the general interest rates during the year.

Other financial items
Other financial items reported in the Income statement includes the following items:

In US$ millions	2010	2009
Interest income	42	78
Share in results of associated companies	48	92
Impairment loss on marketable securities	(15)	-
(Loss)/gain on derivative financial instruments	(92)	130
Gain on re-measurement of previously held equity interest	111	-
Gain on bargain purchase	56	-
Loss on debt extinguishment	(145)	-
Foreign exchange (loss)/gain	(26)	(25)
Other financial items	39	54
Total other financial items	18	329

Interest income decreased from $78 million in 2009 to $42 million in 2010. The decrease is mainly related to lower holdings of interest bearing securities.

Share in results from associated companies decreased from $92 million to $48 million in 2010. The main reason for the reduction is related to Scorpion which was fully consolidated during the first half year of 2010, but also lower net income from SapuraCrest Petroleum and Varia Perdana contributed to the reduction.

As of December 31, 2010, we determined that the fair value of one of our investments, the marketable securities of Seahawk Drilling Inc, was below its carrying value and that there was little prospect for a recovery in value in 2011. Accordingly, in 2010, we recognized an impairment charge of $15 million.

In 2010, we recognized losses from the derivative financial instruments of $92 million compared to a gain of $130 million in 2009. The decrease is mainly related to losses of $162 million from the interest rate swap agreements compared to a gain of $26 million in the previous year. Also, gains from forward currency contracts reduced from $34 million in 2009 to $12 million in 2010, which contributed to the total decrease related to derivative financial instruments. In addition, the gain from the total return swap agreements decreased from $70 million in 2009 to $32 million in 2010 partly offset by gains from other derivative instruments totaling $26 million in 2010.

Foreign exchange loss amounted to $26 million and was of the same level as last year.

Other financial items amounted to a gaim of $39 million, which is a decrease of $15 million compared to 2009. In 2010, other financial items included a gain from remeasurement of our previously held equity interest in Scorpion of $111 million, and gain from a bargain purchase of shares in Scorpion. In addition, we recognized a loss of $145 million related to incentive offers for the early conversion and retirement of some of our convertible debt instruments.

Income taxes

Income taxes amounted to a net cost of $159 million in 2010 compared to a net cost of $120 million in 2009. Our effective tax rate was approximately 12.1% in 2010, as compared to 8.2% in 2009. The increase in tax expense in 2010 is principally due to a higher proportion of our income being generated in taxable versus non taxable jurisdictions or in taxable jurisdictions with higher tax rates. In addition our recent commencement of deepwater units operations in China, Indonesia, the Philippines and Nigeria in the prior year along with the increased rig operations in Brazil and Norway have all contributed to additional taxable income in 2010. Several of the new drilling operations are in countries which impose tax on drilling operations on the basis of deemed taxable income, leading to an increase in tax costs compared with the previous year.

Significant amounts of our income and costs are reported in nontaxable jurisdictions such as Bermuda. The drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate tax rate ranges from 16% to 35% for earned income and the deemed tax rates vary from 5% to 10% of revenues. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, our effective tax rate may differ significantly from period to period depending on the level of activity in and mix of each of tax jurisdictions in which our operations are conducted.

Fiscal Year Ended December 31, 2009, compared to Fiscal Year Ended December 31, 2008.

The following table sets forth our operating results for 2009 and 2008.

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

Total operating revenues increased from $2.11 billion in 2008 to $3.25 billion in 2009. Total operating revenues are predominantly contract revenues with additional relatively small amounts of reimbursables and other revenues.

Total operating revenues in the mobile unit segment increased by $1.11 billion from 2008 to 2009. The number of drilling units in the mobile units segment increased from 14 at December 31, 2008 to 17 at December 31, 2009. Four new semi-submersible rigs were delivered and started operation during the period (West Phoenix, West Aquarius, West Taurus and West Eminence) along with one ultra-deepwater drillship (West Capella). The jack-up rig West Ceres was sold and the jack-up rig West Atlas was declared a total loss after a fire. Although the new units were delivered over the course of the year and some did not contribute fully to operating revenues during the year, the additional revenue generated by the new units, net of the rigs disposed of, amounted to $759 million. Average economic utilization of the fleet decreased from 92% in 2008 to 82% in 2009. The decrease is related to several of our jack-up units being stacked in the period as well as the generally lower economic utilization associated with start-up for some of our new units. Average dayrates increased from $230,000 in 2008 to $330,000 in 2009. The increase in average dayrates is related to the increase in our semi-submersible rig fleet, which achieve higher dayrates than our jack-up units.

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

Gain on sale of assets

In 2009,  we recorded gains of $21 million and $58 million for the disposal of the jack-up rigs, the West Ceres and the West Atlas respectively, the former being sold and the latter being declared a total loss following a fire. In addition, in 2009, we recorded a $4 million gain on the sale of our interest in an oilfield in the United Kingdom and a loss of $12 million due to the PPL Shipyard Pte Ltd exercising its purchase option on one jack-up rig under construction. In 2008, the jack-up rig West Titania was sold and a gain of $80 million was recorded. All of these units were in the mobile units operating segment.

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

Other financial items
In US$ millions	2009	2008	Change *
Interest income	78	31	+152%
Share in results of associated companies	92	15	+513%
Gain on sale of associated companies	-	150	n/a
Impairment loss on marketable securities and investments in associated companies	-	(615)	n/a
Gain / (loss) on derivative financial instruments	130	(353)	n/a
Foreign exchange gain (loss)	(25)	131	n/a
Other financial items	54	22	+145%
Total other financial items	329	(619)	n/a %

* n/a – percentage change has not been calculated as it is not considered to be meaningful where it results from one-off or exceptional items.

Interest income increased by $47 million in 2009, primarily as a result of interest earned on the investment in the Petromena bond acquired at the end of the first quarter of 2009, which contributed interest of $44 million.

Our share in the results of associated companies increased by $77 million in 2009 due to all of our associated companies generating higher earnings.

In 2008, a gain of $150 million was recorded on the disposal of shares in Apexindo and there was an impairment loss of $615 million on our investments in Pride, Scorpion and SapuraCrest.

There was a gain on derivative financial instruments of $130 million in 2009, compared with a loss of $353 million in 2008. We have entered into interest rate swaps, forward exchange contracts and total return swap agreements, none of which are accounted for as hedges. The gain in 2009 and the loss in 2008 reflect movements in interest rates, exchange rates and our share price in these periods.

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

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held mainly in US dollar, Norwegian Kroner, Brazilian Real, Australian Dollar, Euros, Singapore Dollar and Pound Sterling.

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

Our long-term liquidity requirements include funding the equity portion of investments in new drilling units, and repayment of long-term debt balances including those relating to the following borrowings of the Company and its consolidated subsidiaries:

Secured credit facilities	Principal outstanding at December 31, 2010
- $800 million secured term loan facility due 2013	635.5
- $585 million secured term loan facility due 2012	386.7
- $1.50 billion secured credit facility due 2014	1,026.5
- $100 million secured term loan facility due 2014	80.3
- $1.50 billion senior secured credit facility due 2014	1,060.0
- $1.20 billion senior secured credit facility due 2015	1,133.3
- $700 million senior secured credit facility due 2015	700.0
- $550 million secured multi currency credit facility due 2015	189.0

Ship Finance secured credit facilities

- $170 million secured term loan facility due 2013 (VIE)	101.2
- $700 million secured term loan facility due 2013 (VIE)	546.0
- $1.40 billion secured term loan facility due 2013 (VIE)	1,099.4

Unsecured bonds

- NOK500 million unsecured bond due 2012	76.7	(NOK 450.0)
- NOK800 million unsecured bond due 2011	123.4	(NOK 773.5)
- $350 million unsecured bond due 2015	350.0

Convertible bonds

- $500 million 4.875% unsecured convertible bonds due 2014	5.5
- $1,000 million 3.625% unsecured convertible bonds due 2012	749.9
- $650 million 3.375% unsecured convertible bonds due 2017	531.3

CIRR loans

- NOK1.75 billion Commercial Interest Reference Rate, or CIRR credit facilities due 2016	210.9	(NOK1,237.8 million)
- NOK1.01 billion CIRR credit facilities due 2020	143.6	(NOK842.8 million)

On December 31, 2010, we had remaining contractual commitments relating to ten newbuilding contracts totaling $2.07 billion, as compared to $1.68 billion on December 31, 2009.

As of December 31, 2010, we had cash and cash equivalents totaling $911 million, as compared to $602 million in 2009, including $155 million of restricted cash, as compared to $142 million in 2009. In the year ended December 31, 2010, we generated cash from operations of $1.3 billion, used $2.3 billion in investing activities and used $1.3 billion in financing activities, as compared to $1.45 billion, $0.92 billion and $0.45 billion respectively in 2009.

During the year ended December 31, 2010 we paid cash dividends of $2.41 per common share, or a total of $1.0 billion, while in 2009 we paid $0.20 billion in total cash dividends. A regular dividend of $ 0.675 per common share plus a further extraordinary dividend of $0.20 per common share, totaling $388 million was declared on February 24, 2011, and paid on March 16, 2011.

To the extent that we enter into significant further investments and/or newbuilding commitments we expect that we will require additional issuances of equity and/or new debt to meet our capital requirements. Without such significant new investments, the cash that we generate from our operations supported by existing debt capacity is expected to be sufficient to cover our existing commitments to fund newbuildings, support our projected growth including meeting our working capital needs, as well as permit us to pay dividends to our stockholders and service our debt obligations in accordance with the existing maturity profile - see Item 8.A "Consolidated Statements and Other Financial Information – Dividend Policy". A deterioration in our operating performance, inability to obtain cost efficiencies, lack of success in adding new contracts to our backlog, failure to complete our remaining newbuilding program on time and within budget, as well as numerous other factors detailed above in "Risk Factors" could limit our ability to further the growth of our business, to meet working capital requirements, and to pay dividends.

We plan to pay our debt as it becomes due, although our leverage ratio will largely be dependent upon our contract backlog, the level of our regular cash dividends and financial outlook. Any decision to refinance debt maturing in future years will take the above factors into consideration, and we believe it is likely that we will refinance a portion of our debt.

Seadrill Limited, as the parent company of its operating subsidiaries, is not a party to any drilling contracts directly and is therefore dependent on receiving cash distributions from its subsidiaries and other investments to meet its payment obligations. Cash dividend payments are regularly transferred by the various subsidiaries. Surplus cash held in subsidiaries is transferred to Seadrill Limited by intercompany loans and/or dividend payments.

Borrowings

As of December 31, 2010, we had total outstanding borrowings of $9.16 billion under our credit facilities, at an average interest rate of 2.56%. Outstanding borrowings at December 31, 2009, totaled $7.40 billion at an average interest rate of 2.77%. In addition there is interest bearing debt to related parties that amounted to $435 million as December 31, 2010.

In August 2005, we entered into a $300 million secured loan facility with a syndicate of banks. The facility was amended and increased in 2006 to $800 million. As of December 31, 2010, the outstanding balance was $635.million, as compared to $725 million in 2009. The facility consists of two tranches with differing interest rates and repayment schedules, and each tranche bears interest at LIBOR plus a margin. The final repayment of $368 million is due in December 2013.

In September 2005, we raised NOK500 million through the issuance of a seven year bond, which matures in September 2012. The bond bears quarterly interest at the Norwegian Inter-Bank Offer Rate, or NIBOR, plus a margin. We later repurchased NOK50 million of the bonds. As of December 31, 2010, the outstanding balance was NOK450 million, equivalent to $77 million, as compared to NOK500 million, equivalent to $87 million, in 2009.

In December 2006, we entered into a $585 million secured term loan facility with a syndicate of banks to partly fund the acquisition of eight tender rigs, which have been pledged as security. As of December 31, 2010, the outstanding balance was $387 million, as compared to $436 million in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years. At maturity a balloon payment of $300 million is due.

In February 2007, our fully consolidated VIE Rig Finance II Ltd (which is wholly-owned by Ship Finance, a related party) entered into a $170 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of the jack-up rig West Prospero. As of December 31, 2010, the outstanding amount under the facility was $101 million, as compared to $111 million in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years. The facility is secured by the assets of Rig Finance II Ltd.

In June 2007, we entered into a $1.50 billion senior secured loan facility with a syndicate of banks to partly fund the acquisition of four drilling rigs the West Alpha, the West Epsilon, the West Navigator and the West Venture, which have been pledged as security. As of December 31, 2010, the outstanding balance was $1.06 billion, as compared to $1.14 billion in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.  A final payment of $610 million is due on maturity.

In November 2007, we issued $1.0 billion of convertible bonds at par. Interest on the bonds is fixed at 3.625% per annum, payable semi-annually in arrears. The bonds were convertible into our common shares by the holders at any time up to 10 banking days prior to November 8, 2012, and in addition, we had a right to redeem the bonds at par plus accrued interest at any time following November 29, 2010, if certain conditions were met. On December 16, 2010, we announced a conversion incentive period for the holders of up to $250 million of the bonds, and subsequently accepted early conversion of the same $250 million amount. On April 7, 2011, we exercised our right to redeem the remaining 2012 bonds. At the date of the announcement, the remaining loan was $749.4 million and the conversion price was $27.80 per share. The loan agreement provides the bondholders with a time window to convert their bonds into shares that ended on April 26, 2011. As of that date bondholders representing $721.2 million had elected to convert their bonds into shares. The remaining bonds  will be redeemed at par value plus accrued interest on the final settlement date of May 10, 2011.

In April 2008, we entered into a $100 million secured term loan facility with two banks to partly fund the acquisition of a tender rig. As of December 31, 2010, the outstanding amount on this facility was $80 million, as compared to $86 million in 2009. The facility bears interest at fixed rates and is repayable over a term of six years. A final payment of $60 million is due on maturity.

In April 2008, we entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears interest at a fixed rate of 4.56% and is repayable over a term of eight years. The outstanding balance as of December 31, 2010, was NOK600 million, equivalent to $102 million, as compared to NOK700 million, which is equivalent to $121 million, in 2009.

In June 2008, we entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at a fixed rate of 4.15% and is repayable over a term of eight years. The outstanding balance as of December 31, 2010, was NOK368 million, equivalent to$109 million, as compared to NOK744 million, which is equivalent to $129 million, in 2009.

In July 2008, we entered into a CIRR term loan for NOK1.01 billion with Eksportfinans ASA. The loan bears fixed interest at a fixed rate of 4.15% and is repayable over a term of twelve years. The outstanding balance as of December 31, 2010, was NOK843 million, equivalent to $144 million, as compared to NOK927 million, which is equivalent to $160 million, in 2009.

In connection with the above three CIRR fixed interest term loans totaling NOK2.08 billion, three collateral cash deposits equal to the total outstanding loan balances were established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at similar rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" on the balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

In July 2008, our fully consolidated VIE SFL West Polaris Limited (which is wholly-owned by Ship Finance) entered into a $700 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of the newbuilding drillship the West Polaris. At December 31, 2010, the outstanding balance under the facility was $546 million, as compared to $619 million in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility is secured by the assets of SFL West Polaris Limited.

In September 2008, our fully consolidated VIE SFL Deepwater Ltd (which is wholly-owned by Ship Finance) entered into a $1.40 billion secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of the two semi-submersible rigs the West Taurus and the West Hercules. As of December 31, 2010, the outstanding balance under the facility was $1.10 billion, as compared to $1.26 billion in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility is secured by the assets of SFL Deepwater Ltd.

In June 2009, we entered into a $1.50 billion secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on two ultra-deepwater semi-submersible drilling rigs, the West Aquarius and the West Sirius, one deepwater drillship, the West Capella and one jack-up drilling rig, the West Ariel. The outstanding balance as of December 31, 2010 was $1.03 billion with $209 million still available to draw down, as compared to $659 million, with $753 million still available to draw down, in 2009. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

In September 2009, we issued at par $500 million of senior unsecured convertible bonds, the proceeds of which were intended to be used for future growth. Interest on the bonds was fixed at 4.875%, payable semi-annually in arrears. The bonds were convertible into our common shares at any time up to ten banking days prior to September 29, 2014. The conversion price at the time of issuance was $25.18 per share, representing a 35% premium to the share price at the time. As of December 31, 2009,  for accounting purposes $105 million had been allocated to the bond equity component and $395 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. In December 2010, all of the bonds were converted to equity capital following a conversion incentive period offered by us on December 16, 2010, resulting in the issuance of an additional $31 million common shares and an additional capital contribution of $647 million.

In October 2009, we issued a NOK800 million senior unsecured two year bond. The bond bears interest at NIBOR plus a margin and the proceeds are for general corporate purposes. We later repurchased NOK76.5 million of the bonds. As of December 31, 2010, the outstanding balance was NOK723.5 million, equivalent to $123 million, as compared to NOK773.5 million, which is equivalent to $134 million, in 2009.

In June 2010, we entered into a $1.20 billion secured facility with a group of various commercial banks and export credit agencies. The loan is secured by first priority mortgages in one ultra-deepwater semi-submersible drilling rig, the West Orion, one ultra-deepwater drillship, the West Gemini, and one tender rig, the West Vencedor. The outstanding balance as of December 31, 2010, was $1.13 billion. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At maturity a balloon payment of $567 million is due June 2015

In October 2010, we entered into a $700 million secured facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs from Scorpion. The acquired rigs have been pledged as security. The outstanding balance of this facility, as of December 31, 2010, was $700 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. A balloon payment of $350 million is due at maturity in October 2015.

In October 2010, we issued at par $650 million of senior unsecured convertible bonds, the proceeds of which are intended to be used for general corporate purposes. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into our common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was $38,92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $38.18. For accounting purposes $121 million has been allocated to the bond equity component and $531 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017. The convertible bonds are tradable, and their market price as of April 26, 2011 was 121.3% of nominal value. If the bonds were converted into shares at the current conversion price of $37.29, a further 17,430,947 new shares would be issued.

In October 2010, we issued a $350 million senior unsecured five year bond. The bond bears a coupon of 6.5% and the proceeds are for general corporate purposes. As of December 31, 2010, the outstanding balance was $350 million.

In November 2010, Seawell our then 52.3% owned subsidiary, refinanced its NOK1.5 billion revolving credit facility, and entered into a $550 million multi-currency term and revolving facility agreement with a syndicate of banks, that matures in November 2015 . As of December 31, 2010, the outstanding balance of the new facility was $189 million.

In the year ended December 31, 2010, we repaid in full;

(i)	a $185 million secured term loan facility (of which $45 million was outstanding at December 31, 2009)
(ii)	a $100 million secured term loan facility (of which $42 million was outstanding at December 31, 2009)
(iii)	a $30 million unsecured bond due 2012, and
(iv)	a NOK 1,500 million facility (was repaid by Seawell)

Our debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

The main financial covenants contained in our bank loan agreements are as follows:

●	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $110 million within the group.
●	Interest coverage ratio, which requires us to maintain an EBITDA to interest expense ratio of 2.5:1.
●
Current ratio, which requires us to maintain a current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20% of shares in listed companies of which we own 20% or more. Current liabilities are defined as book value less the current portion of long term debt.

●
Equity ratio, which requires us to maintain a total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

●
Leverage ratio, which requires us to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

For the purposes of the above tests, EBITDA is defined as 12 months trailing earnings before interest, taxation, depreciation and amortization.

The main covenants for our outstanding bonds are as follows:

●
Equity ratio, which requires us to maintain a total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

●
Equity ratio, which requires us to maintain a ratio of adjusted equity to total liabilities of at least 40%. Adjusted shareholder's equity is book value of equity adjusted for the difference between book and market values of drilling units.

We are in compliance with all financial loan covenants as of December 31, 2010.  As of December 31, 2010, the three month United States dollar LIBOR was 0.30%, as compared to 0.25% in 2009 and three month NIBOR was 2.60%, as compared to 2.19% in 2009.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Most of these agreements do not qualify for hedge accounting and any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "gain/(loss) on derivative financial instruments". Two of our fully-consolidated VIEs have executed interest rate cash flow hedges in the form of interest rate swaps. Movements in the fair value of these hedging swaps are reflected in "Accumulated other comprehensive income (loss)."

As of December 31, 2010, the Company and its consolidated subsidiaries, including VIEs, had entered into interest rate swap contracts with a combined outstanding principal amount of $3.97 billion, as compared to $4.12 billion in 2009, at rates between 2.055 % per annum and 4.63 % per annum, as compared to 2.055% and 4.63% in 2009.  The overall effect of these swaps is to fix the interest rate on $3,97 billion of floating rate debt at a weighted average interest rate 3.25 % per annum, as compared to $4.12 billion at 3.26% in 2009. As of December 31, 2010, our net exposure to short term fluctuations in interest rates on our outstanding debt was $2.80 billion, as compared to $0.88 billion in 2009, based on our total net interest bearing debt of $8.48 billion less the $3.97 billion outstanding balance of fixed interest rate swaps, less the $1.72 billion in fixed interest loans.

Also as of December 31, 2010, we had entered into forward exchange contracts to sell approximately $345.5 million, as compared to $504 million in 2009, in exchange for Norwegian Kroner between January 2011 and September 2012, at exchange rates ranging from NOK5.71 to NOK6.41 per US dollar.

In June and July 2008, we entered into Total Return Swap, or TRS, agreements with a total of 4,500,000 of our own common shares as the underlying security.  The agreements were scheduled to expire in December 2008 and the reference prices were in a range of NOK141.2 to NOK157.8 per share. In November 2008, these contracts were terminated and we simultaneously entered into a new TRS agreement with 4,500,000 of our common shares as underlying security, with an agreed reference price of NOK56.70 per share and an expiration date in February 2009.

In February 2009, we entered into a new TRS agreement for the same number of shares with an expiration date in August 2009 and the new reference price was NOK61.3 per share. In August 2009, we entered into a new TRS agreement for the same number of shares with an expiration date in February 2010 and an agreed reference price of NOK98.44 per share. In February 2010, these contracts were settled and we simultaneously entered a new TRS agreement for 3,500,000 of our common shares as underlying security with an agreed reference price of NOK125.70 per share and an expiration date in February 2011. In September 2010, we partly settled the TRS agreement and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 shares. In January 2011, we made another partial settlement, further reducing the number of underlying Seadrill Limited shares by 750,000 shares from 2,750,000 shares to 2,000,000 shares. In February 2011, these contracts were settled and we simultaneously entered a new TRS agreement for 2,000,000 of our common shares as underlying security with an agreed reference price of NOK202.73 per share and an expiration date in May 2011.

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

In addition to the above TRS transactions, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS indexed to our own common shares was our only TRS agreement as of December 31, 2010.

Equity

As of December 31, 2010, the number of common shares issued, of par value $2.00 each, was 443,308,487 and fully paid share capital amounted to $886 million. We issued no new equity in 2009 and 2008, and the number of common shares issued and fully paid share capital for that two-year period were 399,133,216 and $798 million. Respectively. In 2010, we issued new common shares on three occasions, 655,000 shares related to the exercise of stock options in March, 12,500,000 shares related to a private placement in April, which was completed as part of the Scorpion and West Elara (CJ70) acquisitions, and 31,020,271 reated to the settlement for early conversion of convertible debt in December. The total proceeds from the new shares were approximately $1,065 million including the conversion of the convertible debt.

As of December 31, 2010, we were holding 182,796 of our common shares as treasury shares, as compared to 110,200 in 2009 and 717,800 in 2008, and our net outstanding share capital amounted to $886 million, as compared to $798 million in 2009 and $797 million in 2008. A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may be either cancelled, or held as treasury shares to meet our obligations relating to our share option scheme. Under the program we purchased 750,000 shares in the year ended December 31, 2010, no shares were purchased in the year ended December 31, 2009, and 600,000 shares in the year ended December 31, 2008. As of December 31, 2010, we have not cancelled any shares and have used 2,117,200 of those shares to meet our share option scheme obligations. As of April 26, 2011, we had 898,687 treasury shares  following the purchase of a further 700,000 shares.

In May 2005 a general meeting of the Company approved authorizing the Board of Directors to establish and maintain an employee share option scheme, or the Option Scheme, in order to encourage the holding of shares in the Company by individuals including directors, officers and employees of the Company. The Board of Directors has made a number of grants pursuant to rules established to implement the Option Scheme. As of December 31, 2010, we have granted 10,250,667 options, of which 5,512,400 remain outstanding. The fair value cost of options granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 28 to the Consolidated Financial Statements). The additional paid-in capital arising from share options was $11 million in the year ended December 31, 2010, as compared to $16 million in 2009 and $15 million in 2008.

As of December 31, 2010, our total additional paid-in capital including contributed surpluses amounted to $3.17 billion, as compared to $2.12 billion in 2009 and $1.99 billion in 2008, of which $2.90 billion arises from shares issued at a premium, with the remaining balance attributable to the Option Scheme, purchases and sales of treasury shares and the equity component of the 3.375% convertible bond.

As of December 31, 2010, we were party to a TRS agreement with 2,750,000 of our common shares as underlying security, whereby we are exposed to movements in the price of our shares (see "Derivatives" above). In January 2011, the TRS agreement was settled and we entered into a new TRS agreement with 2,000,000 of our common shares as underlying security.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

The slowdown in the world economy following the credit crisis in the latter part of 2008 had significant adverse impact on the activity levels for most of the offshore drilling industry in 2009. This trend extended into 2010 for some of the rig types and market segments, in spite of the rebound in oil prices, as oil companies retained a cautious attitude towards the longer term sustainability of the price recovery.

The rig type and market segment most  impacted by the drop in activity was jack-up rigs, especially those more suitable for benign environments. From the start of 2010, the overall market environment for jack-up rigs has improved in response to the more favorable market conditions for oil companies. During this period there has been a bifurcation in demand for jack-up rigs between newer rigs and older rigs. At present the utilization rate for jack-up rigs built after 2005 is above 90 percent while the utilization rate for rigs built before 2005 is in the mid 60 percent. The daily rates  for new premium jack-up rigs are around $130,000, depending on the country and region, with the newer rigs commanding a premium in daily rates ranging from $50,000 to $60,000 compared to older rigs.

When the market tumbled in late 2008, a huge number of jack-up rigs were stacked of which the majority were older rigs. At the same time, a significant number of new rigs were under construction. Most of these had been ordered on speculation. As the jack-up rig activity has increased, oil companies have shown a preference for employing the newer premium units as they have been delivered from yards, as opposed to reactivating the older stacked rigs. This shift in demand has been due to the new rigs ability to deliver improved efficiency and increased flexibility, through higher hook-loads, extended cantilever-reach and offline activities. Since October 2010, the trend of replacing older equipment with new equipment has been intensified as firm orders for 37 new jack-up rigs have been placed by established industry players as well as new and smaller entities. Most of the newbuild orders have once again been placed on speculation with no employment contract in place. The new orders have also been incentivized through a reduction in construction cost for newbuilds compared to the peak in newbuild prices seen in 2008 and more favorable payment schedules during construction of the rigs for the drilling contractors. At the same time, the risk to the supply/demand balance caused by the possible reactivation of stacked jack-up rigs appears to be reduced as the amount of investment needed to reactivate many of these units increases over time. The number of new jack-up rigs under construction still corresponds to less than 5 percent of the existing jack-up rig fleet, which has an average age of more than 20 years. As such there seems to be a need for further high-grading of the global jack-up rig fleet and room for the new rigs under construction.

The market for tender rigs was impacted by similar deterioration in market conditions and subsequent employment challenges as for jack-up rigs. There were not many new requests by oil companies for tender rigs in 2009 and the first part of 2010 saw low tendering activity as well with a rebound in activity not taking place until late in the year. As for jack-ups, the recent trend has been that the oil companies have increasingly targeted demand in the direction of newer or modern rigs at the expense of older rigs. This has resulted in oil companies awarding solid long term contracts for new rigs to be constructed while at the same time unemployed rigs have remained stacked and available for hire. Nevertheless, the overall demand for tender rigs is developing positively and the utilization rate for global tender rig fleet that currently stands at 73% is expected to rise further. This could provide opportunities for further organic growth in this market segment.

The market for ultra-deepwater semi-submersible rigs and drillships was less affected by the credit crisis and slow down in the world economy in 2008 due to the limited availability of such rig near term and the continued long-term strategic focus by super majors and national oil companies on exploration and production activities in deeper waters. Although there were fewer fixtures in 2009 compared to 2008, daily rates remained close to $500,000 for units in such waters something that is strong by historical standards. In 2010, we saw daily rates decrease to some $450,000 as the activity level in deeper waters developed more slowly than anticipated. The Macondo incident in late April 2010 and the subsequent moratorium on offshore drilling in the US GOM further stalled such activity. The moratorium not only delayed a large number of deepwater projects in the region but also prompted oil companies to assert rights of termination in certain cases forcing relocation of deepwater drilling rigs to other regions. Although the moratorium was lifted in October 2010, delays in the approval process of drilling permits, increased regulatory requirements and perceived increase in legal risk of operating in the US GOM has hampered the activity for deepwater drilling in the United States. However, the Macondo incident has increased oil companies focus on new, modern and technically superior equipment and thus reducing their interest in using older moored and upgraded deepwater vessels with weight and capacity restrictions. This has resulted in the market absorbing new dynamically positioned deepwater rigs, originally ordered without a drilling contract in place at the time of the order, as construction is completed at yards.

There has been an increase in new countries, as well as regions, of interest for new deepwater exploration activities. These include countries in West Africa, East Africa, and Southeast Asia. New frontier markets are also emerging such as Greenland and Australia. At the same time and in response to the favorable outlook for oil prices and deepwater drilling, established players have taken advantage of the significant reduction in newbuild prices compared to the highs in 2008 and, since October 2010, orders have been placed for 31 new dynamic deepwater units, mainly on speculation. The deliveries of these units are scheduled to be delivered in 2013 and 2014 and are as such not expected a have any near term effect of significance on the market balance.

Strong growth in development drilling activities in Brazil and West Africa is expected to drive demand in the upcoming years. In the short term, more rigs moving into these regions and a return of deepwater drilling activities in the US GOM could have a positive impact on demand and daily rates. There is also likely to be a catch up effect in the US GOM related to the deepwater drilling activity that was postponed due to the moratorium and halt in issuance of drilling permits. The number of market inquiries for ultra-deepwater rigs has improved significantly over the last six and at present, daily rates for new deepwater drilling units range from $425,000 to $500,000 depending upon country, region and whether the rig is considered new out of the yard or has been in operation , the latter commanding a premium.

E. OFF BALANCE SHEET ARRANGEMENTS

As described above, we are party to a TRS agreement that has our own common shares as underlying security. The fair value of this position as of December 31, 2010 and 2009, respectively, is reflected in the Consolidated Financial Statements included in Item 18 of this Annual Report.

F. CONTRACTUAL OBLIGATIONS

At December 31, 2010, we had the following contractual obligations and commitments:

	Payment due by period
(In millions of US dollar)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
3.625% convertible bonds due 2012 (1)	-	750	-	-	750
4.875% convertible bonds due 2014 (2)	7	-	-	-	7
3.375% convertible bonds due 2017 (3)	-	-	-	650	650
Interest bearing debt	981	5,173	1,658	58	7,870
Related party interest bearing debt	-	-	-	435	435
Total debt repayments (3)	988	5,923	1,658	1,143	9,712
Total interest payments (4)	359	1,133	488	-	1,980
Accrued pension liabilities	4	20	14	37	75
Other non-current liabilities	-	20	10	-	30
Total operating lease obligations	13	24	13	15	65
Total drilling unit purchases (5)	663	1,410	-	-	2,073
Total contractual cash obligations	2,027	8,530	2,183	1,195	13,935

(1) We offered an incentive payment for early conversion of up to $250 million of the $1 billion of convertible debt. This entire amount was converted and the remaining $750 million follows the original payment plan which provides for repayment in 2012 as included in the table above. In April 2011, we exercised our option to redeem the remaining part of the 2012 bond.  The loan agreement provides the bondholders with a time window to convert their bonds into shares that ended on April 26, 2011. As of that date bondholders representing $721.2 million had elected to convert their bonds into shares. The remaining bonds  will be redeemed at par value plus accrued interest on the final settlement date of May 10, 2011.

(2) We offered an incentive payment for the early conversion of the $500 million of convertible debt for period that closed on December 17, 2010. As of December 31, 2010, $493 million of the bonds had been converted into shares. The remaining $7 million was converted or repaid in the first quarter 2011.

(3) In October 2010, we issued $650 million of 3.375% convertible bonds due 2017. Due to the hybrid nature of this financial instrument, for accounting purposes the liability is divided into $529 million of debt and $121 million of equity. The above contractual obligations assume that none of the bonds are converted into common shares and that the full $650 million is repayable in 2017. Accordingly, total debt repayments shown above exceed the interest bearing debt shown in the consolidated balance sheet by $121 million as of December 31, 2010.

(4) Interest payments are based on the existing borrowings of the Company and its consolidated subsidiaries. It is assumed that no refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest has been calculated using the US dollar Yield Curve published by Reuters, plus agreed margins for each loan facility. The effects of interest rate swaps have been included in the calculations.

(5) Drilling unit purchase commitments relate to six jack-up rigs, equaling a total price of $886 million, one tender rig of $85 million, one semi-submersible rig of $320 million and two drillships of $782 million.

G. SAFE HARBOR

See section entitled "Forward Looking Statements" in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers, and also certain key employees within our operating subsidiaries, who are responsible for overseeing the management of our business.

Name	Age	Position
John Fredriksen	66	President, Director and Chairman of the Board
Tor Olav Trøim	48	Vice President and Director
Kate Blankenship	46	Director and Audit Committee member
Carl Erik Steen	60	Director
Kathrine Fredriksen	27	Director
Georgina Sousa	60	Company Secretary
Alf C. Thorkildsen	54	Chief Executive Officer and President, Seadrill Management AS
Per Wullf	51	Chief Operating Officer and Executive Vice President, Seadrill Management AS
Esa Ikäheimonen	47	Chief Financial Officer and Senior Vice President, Seadrill Management AS
Svend Anton Maier	46	Senior Vice President Africa, Middle-East
Sveinung Lofthus	50	Senior Vice President Europe
Iain Hope	41	Senior Vice President Americas
Alf Ragnar Løvdal	53	Senior Vice President Asia Pacific
Jørgen Rasmussen	52	Chief Executive Officer, Seawell Management AS

Certain biographical information about each of our directors, executive officers and key officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since its inception in May 2005. Mr. Fredriksen has established trusts for the benefit of his immediate family which control Hemen, our largest shareholder. Mr. Fredriksen is Chairman, President, Chief Executive Officer and a director of a related party Frontline, a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange. He is also a director of a related party, Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market and the Oslo Stock Exchange whose principal shareholder is World Shipholding Limited, a company indirectly influenced by trusts established by Mr. John Fredriksen for the benefit of his immediate family. He is also a director of a related party Golden Ocean Group Limited, or Golden Ocean, a Bermuda company publicly listed on the Oslo Stock Exchange and on the Singapore stock exchange, whose principal shareholder is Hemen.

Tor Olav Trøim has served as Vice-President and a director of the Company since its inception in May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also been a director of Seawell Limited since its incorporation in 2007. Mr. Trøim has previously served as a director and Vice President of Golar, and is currently a director of three Oslo Stock Exchange listed companies, Golden Ocean (also listed on the Singapore Stock Exchange), Aktiv Kapital ASA and Marine Harvest ASA. He served as a director of Frontline from November 1997 until February 2008.  Mr. Trøim served as a director of Seatankers Management from 1995 until June 2009.  He also has acted as Chief Executive Officer for Knightsbridge Tankers Limited, a Bermuda company listed on the Nasdaq Global Select Market, until September 2007.

Kate Blankenship has served as a director of the Company since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has been a director of Independent Tankers Corporation Limited since February 2008, Golar since July 2003 and Golden Ocean since November 2004 and Seawell Limited since its incorporation in 2007. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and its Secretary from December 2000 to March 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

Kathrine Fredriksen has served as a director of the Company since September 2008. Ms. Fredriksen has also served as a director of Frontline and Golar since February 2008. She graduated from Wang Handels Gymnas in Norway and studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our President and Chairman.

Carl Erik Steen was appointed to the Board in February 2011, filling the vacancy left by the retirement of former board member Kjell E Jacobsen on December 31, 2010. In 1975, Mr. Steen graduated from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. He then worked as a consultant in various Norwegian companies before joining I.M.Skaugen as a Director in 1978. In 1983, Mr. Steen moved to Christiania Bank Luxembourg, and in 1987 returned to Norway to establish the international shipping desk of Christiania Bank. In 1992, Mr. Steen was appointed Executive Vice President with the responsibility of Christiania Bank's Shipping, Offshore and International activities. From January 2001 until February 2011, Mr. Steen was head of Nordea Bank's Shipping, Oil Services & International Division. Mr. Steen is also a board member of Eksportfinans (the Norwegian export credit institution for Export Financing).

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

Alf C. Thorkildsen has served as Chief Executive Officer and President of Seadrill Management AS since June 2008. Mr. Thorkildsen was also Interim Chief Financial Officer of Seadrill Management AS between April 2010 and August 2010. From 2007 to 2008 Mr. Thorkildsen served as Chief Operating Officer in Seadrill. From 2002 to 2006, Mr. Thorkildsen was the Chief Financial Officer for the offshore drilling contractor Smedvig, and following the acquisition of Smedvig by Seadrill, Mr. Thorkildsen served as the Chief Financial Officer in Seadrill Management AS until 2007. Prior to joining Smedvig, Mr. Thorkildsen worked for more than 20 years at Royal Dutch Shell plc, or Shell, in various senior positions. Mr. Thorkildsen graduated from the Norwegian School of Business Administration with a degree in economics and from Arizona State University with a Masters of Business Administration.

Per Wullf has served as the Chief Operating Officer and Executive Vice President of Seadrill Management AS since February 2009. Mr. Wullf has more than 28 years of experience in the international offshore and onshore drilling industry with A.P. Moller - Maersk A/S, serving as Managing Director for Maersk Drilling Norge AS from 2006 to 2009.

Esa Ikäheimonen has served as the Senior Vice President and Chief Financial Officer of Seadrill Management AS since August 2010. Prior to joining the Company, Mr. Ikäheimonen served as Executive Vice President and Chief Financial Officer of Poyry Plc, a global consulting and engineering company, and before that he served with Royal Dutch Shell for almost twenty years. During his time at Shell, Mr. Ikäheimonen held several senior positions, including regional Vice President, Finance for Upstream in both Africa and Middle-East, Finance and Commercial Director in Qatar, and Downstream Finance Director for Scandinavia. Mr. Ikäheimonen holds a masters degree in Law from the University of Turku in Finland.

Svend Anton Maier has served as Senior Vice President, Africa and Middle-East since January 2011. Mr. Maier joined the Company in February 2007 as Vice President, Deepwater Eastern Hemisphere since February 2007. Mr. Maier has more than twenty years of experience in the offshore drilling industry. Prior to joining us, Mr. Maier held several senior positions in Transocean Ltd., including country manager in Nigeria, Equatorial Guinea and Gabon. Mr. Maier graduated from the Maritime Institute of Tønsberg with a degree in marine engineering.

Sveinung Lofthus has served as the Senior Vice President, Europe since 2005. Mr. Lofthus has more than 20 years experience in the international offshore and onshore drilling industry, including project and rig management positions in Smedvig. Mr. Lofthus graduated from the University of Stavanger with a degree in petroleum engineering.

Alf Ragnar Løvdal was appointed Senior Vice President Asia Pacific in January 2011. From April 2009, Mr. Løvdal held the position of Senior Vice President, Tender Rigs in April 2009. He was previously CEO in Seawell Management AS. Mr. Løvdal has 30 years of experience in the oil and gas industry, including two years as Chief Executive Officer in Seawell management AS, 20 years responsibility for the well services business in the drilling contractor Smedvig and five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Iain Hope joined Seadrill in 2009 and has served as Senior Vice President Americas since January 2011. Mr. Hope has 18 years of experience in the drilling industry, most recently as director of operations excellence for Seadrill Americas. Prior to joining Seadrill, Mr. Hope held several senior positions at Transocean including division manager South America, director of deepwater marketing, operation manager North America and rig manager in Brazil, West Africa and North Sea. He has a bachelor degree in Electrical and Electronic Engineering from Robert Gordon's, Aberdeen and completed postgraduate studies in Drilling Engineering prior to entering the industry

Jørgen Rasmussen was appointed Chief Executive Officer of Seawell Limited in January 2011. Mr. Rasmussen served as Chairman of the Board and a director of Seawell Limited since its incorporation in August 2007. Before joining Seawell, Mr. Rasmussen was employed by Schlumberger Limited for 25 years. He has held various board positions in industry associations and other oilfield companies and holds a M.Sc. in Geology and Geophysics from the University of Aarhus, Denmark.

B. COMPENSATION

During the year ended December 31, 2010, we paid our directors and executive officers aggregate compensation of $14.3 million, including compensation in the form of options exercised. In addition we have incurred compensation expense in the aggregate amount of $0.1 million for their pension and retirement benefits. These amounts include compensation of $2.0 million paid to the Chief Executive Officer, and $0.02 million expensed for the Chief Executive Officer's pension and retirement benefits.

In the event the Chief Executive Officer resigns at the request of the board of directors, he will receive compensation equal to his salary for two years.

In addition to cash compensation, during 2010 we also recognized an expense of $3.7 million relating to stock options granted in 2007, 2008, 2009 and 2010 to certain of our directors and employees. The options vest over a three to five year period, with the first tranche vesting in May 2007, and they expire between September 2011 and December 2015. The exercise price of the options at December 31, 2010, was in the range NOK88.1 to NOK192.9 (equivalent to $15.0 to $32.9) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares.

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

Our Board of Directors currently consists of five directors. Three of our directors, John Fredriksen, Kathrine Fredriksen and Tor Olav Trøim may be deemed affiliated with our largest shareholder, Hemen. Two of our directors, Kate Blankenship, and Carl Steen are independent pursuant to Rule 10A-3 of the Securities and Exchange Commission.

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

In 2011, we formed a compensation committee responsible for establishing and reviewing the executive officers' and senior managements' compensation and benefits. Our committee consists of Mr. Trøim and Mrs. Blankenship.

In lieu of a nomination committee, our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

As a foreign private issuer we are exempt from certain requirements of the New York Stock Exchange that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the New York Stock Exchange, please see Item 16G or visit the corporate governance section of our website at www.seadrill.com.

D. EMPLOYEES

As at April 26, 2011, we have approximately 6,650 employees, including approximately 2,100 contracted-in staff.

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

Total employees (including contracted-in staff )	December 31, 2008	December 31, 2009	December 31, 2010	April 26, 2011
Operating segments:
Mobile units	2,700	3,100	4,500	4,400
Tender rigs	1,700	1,800	2,100	2,100
Well services	2,400	2,600	3,100	-
Corporate	100	100	100	150
Total employees	6,900	7,600	9,800	6,650

Geographical location:
Norway	2,600	2,800	3,200	1,150
Rest of Europe	900	800	1,200	-
USA	300	300	200	200
South America	300	700	1,200	1,200
Asia and Australia	2,600	2,500	3,000	3,000
Africa	200	500	1,000	1,100
Total employees	6,900	7,600	9,800	6,650

The number of employees has increased over the three years to December 31, 2010 as a result of the increase in our operating fleet of drilling units and business acquisitions. During the first quarter 2011 we have deconsolidated the operations of our previously controlled subsidiary Seawell (as discussed in note 34 Subsequent events to the financial statements). The deconsolidation of Seawell accounts for the reduction in the number of our employees as of April 26, 2011.

E. SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of April 26, 2011, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Company in May 2005. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options
	Number of shares	%	Total number of options	Number of options vested	Exercise price	Expiry date
John Fredriksen (2)	(2)	(2)	-	-	-	-
Tor Olav Trøim (3)	635,000	(1)	-	-	-	-
Kate Blankenship	41,000	(1)	20,000	6,666	NOK68.4	May 2014
Kathrine Fredriksen	-	(1)	-	-	-	-
Georgina Sousa	-	(1)	-	-	-	-
Alf C. Thorkildsen	20,000	(1)	275,000 325,000 100,000	275,000 108,333 -	NOK70.2 NOK68.4 NOK176.4	December 2011 May 2014 December 2015
Esa Ikäheimonen		(1)	150,000 60,000	-	NOK121.0 NOK176.4	May 2015 December 2015
Per Wullf	-	(1)	150,000 60,000	50,000 -	NOK68.4 NOK176.4	May 2014 December 2015
Iain Hope	-	(1)	13,400 40,000	-	NOK104.6 NOK192.9	May 2014 December 2015
Sveinung Lofthus	2,000	(1)	60,000 40,000	20,000 -	NOK68.4 NOK176.4	May 2014 December 2015
Alf Ragnar Løvdal	-	(1)	27,000 40,000	-	NOK68.4 NOK176.4	May 2014 December 2015
Svend Anton Maier	-	(1)	60,000 40,000	20,000 -	NOK68.4 NOK176.4	May 2014 December 2015
Jorgen Rasmussen	34,250	(1)	-	-	-	-

(1) less than one percent

(2) Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 133,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition, to the holdings of shares and options contained in the table above, as of April 26, 2011, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

(3) In addition to the holdings of shares and options contained in the table above, as of April 26, 2011, Drew Investment Ltd., a company controlled by Tor Olav Trøim, is party to separate TRS agreements relating to 400,000 of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as at April 26, 2011, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Shareholder	Number	%
Hemen (1)	133,097,583	30.0%
Folketrygdfondet (2)	24,858,357	5.6%

(1) As discussed above, the shares of Hemen are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family.

(2) Folketrygdfondet manages the Government Pension Fund of Norway on behalf of the Norwegian Ministry of Finance.

As of April 26, 2011, the Company had a single shareholder of record in the United States, in whose name all shareholdings in the United States are recorded. We had a total of 442,409,800 common shares outstanding as of April 26, 2011.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B. RELATED PARTY TRANSACTIONS

We were formed on March 10, 2005, and its shares commenced trading on the Oslo Stock Exchange in November 2005. Its shares commenced trading on the New York Stock Exchange in April 2010. Since its formation, our largest shareholder has been Hemen, which currently holds approximately 30% of our shares. Under the mandatory offer rules of the Oslo Stock Exchange described in Item 4.A "History and Development of the Company – Summary of Oslo Stock Exchange Mandatory Offer Rules", if Hemen were to acquire more than 1/3 of our shares, it could trigger the mandatory offer rules.  Hemen has not advised us of any intention to do so.

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest:

●	Ship Finance International Limited, or Ship Finance
●	Metrogas Holdings Inc, or Metrogas
●	Scorpion Offshore Ltd, or Scorpion
●	Frontline Management (Bermuda) Limited, or Frontline
●	Aktiv Kapital ASA, or Aktiv

In July 2006, we entered into a sale and leaseback agreement with Ship Finance, a company listed on the New York Stock Exchange in which Hemen indirectly controls approximately 43% of the outstanding shares. Under the agreement we sold the jack-up rig West Ceres to Rig Finance Ltd, or Rig Finance, a wholly-owned subsidiary of Ship Finance, for a total consideration of $210 million. Upon sale the rig was immediately leased back to us for a period of 15 years, with the Company having fixed price purchase options after three, five, seven, 10, 12 and 15 years. In July 2009, we exercised our option to repurchase West Ceres from Rig Finance at the option price of US$136 million. Lease payments to Rig Finance amounted to $20 million in 2009.

In January 2007, we entered into a sale and leaseback agreement with Ship Finance, under which we sold the jack-up rig, West Prospero, to Rig Finance II Ltd, or Rig Finance II, a wholly-owned subsidiary of Ship Finance, for a total consideration of $210 million. Upon the sale the rig was immediately leased back to us for a period of 15 years, with the Company having fixed price purchase options after three, five, seven, 10, and 12. In addition, Ship Finance has a put option under which they may elect to sell the jack-up to us at the end of the lease term at a fixed price $40 million. Lease payments to Rig Finance II amounted to $19.6 million in 2010, as compared to $30 million in 2009.

In 2007, we sold the FPSOs Crystal Sea and Crystal Ocean. Aktiv was entitled to a 5% share of the gain on the sales and at December 31, 2007 we recorded a provision of $7.3 million payable to Aktiv, included in "Other current liabilities". This was settled in the first quarter of 2008.

In May 2008, we entered into a sale and leaseback agreement with Ship Finance, under which the Company would sell the drillship, West Polaris, to SFL West Polaris, a wholly-owned subsidiary of Ship Finance, for a total consideration of $845 million upon completion of construction. Upon delivery the drillship was leased back to us for a period of 15 years, with the Company having fixed price purchase options after four, six, eight, 10, and 12 and years. In addition, Ship Finance has a put option under which they may elect to sell the drillship to us at the end of the lease term at a fixed price of $75 million. Lease payments to SFL West Polaris amounted to $1,126 million in 2010, as compared to  $127 million in 2009.

In September 2008, we entered into a sale and leaseback agreement with Ship Finance, under which we sold two newbuilding semi-submersible rigs, the West Hercules and the West Taurus, to SFL Deepwater, a wholly-owned subsidiary of Ship Finance, for a total consideration of $1.70 billion. Upon delivery the rigs were immediately leased back to us for a period of 15 years, with the Company having fixed price purchase options for the West Hercules after three, six, eight, 10, and 12 years and for the West Taurus after six, eight, 10 and 12 years. In addition, we have fixed price obligations to purchase the rigs at the end of their lease terms for a fixed price of $135 million and $149 million, respectively. Lease payments to SFL Deepwater amounted to $336 million in 2010, as compared to $224 million in 2009.

For each of the above Ship Finance VIEs, Rig Finance, Rig Finance II, SFL West Polaris and SFL Deepwater,  it is has been determined that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the lease contracts resulting in the consolidation of these entities. This has the effect that the Ship Finance equity in the VIEs, including their earnings, is attributable to non-controlling interests. Following our repurchase of the West Ceres in July 2009, Rig Finance is no longer consolidated.

In November 2008, we granted Ship Finance an unsecured short-term credit facility of $115.0 million, to be repaid in full by December 31, 2009. This facility is shown in the balance sheet as short- term "Amount due from related party" as of December 31, 2008. Ship Finance repaid $25.0 million in the first quarter of 2009, and the balance of $90.0 million was sold to Metrogas, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of $90.0 million was purchased back from Metrogas in the fourth quarter of 2009 and the loan was repaid on March 30, 2010. Consequently this facility is shown in the balance sheet as long term "Amount due from related party" as of December 31, 2009. Interest payable by Ship Finance, agreed on an arms-length basis, is paid monthly. Interest of $3.0 million was received from Ship Finance in the year ended  December 31,2010, as compared to $8.8 million and $2.1 million in 2009 and 2008 respectively.

In April 2009 we obtained an unsecured credit facility of $60 million from Metrogas, which was repaid in June 2009. Interest payable on the facility amounted to $0.7 million in 2009.

In November 2009, we granted Scorpion an unsecured short-term credit facility of $27.7 million, increasing to $79.7 million in December 2009. The applicable interest rate is based on terms believed by us to be no less favorable than are available from unaffiliated third parties and is due semi-annually. Interest received on the loan amounted to $1.0 million in 2009. In February 2010, the Company granted Scorpion a secured short-term credit facility of $49.5 million. The applicable interest rate is based on terms believed by us to be no less favorable than are available from unaffiliated third parties.

On July 1, 2010, SFL Deepwater and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported in our financial statements as long-term debt due to related parties in our balance sheet as of December 31, 2010.

Frontline, a company indirectly controlled by Hemen, provides us with management support and administrative services. Fee payments to Frontline amounted to $0.5 million in 2010, as compare to $0.2 million in 2009 and are included in "General and administrative expenses", as they do not merit separate disclosure.

C. INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see the section of this Annual Report on Form 20-F entitled Item 18 "Financial Statements."

Legal Proceedings

The Company is routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our drilling units, in the ordinary course of our business or in connection with our acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on our operations or financial condition, and currently has no outstanding legal proceeding which we consider to be material.

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

We have paid dividends as follows:

Payment date	Amount per share
2011
March 16, 2011	$0.875

2010
March 26, 2010	$0.55
July 2, 2010	$0.60
September 24, 2010	$0.61
December 30, 2010	$0.65

2009
December 7, 2009	$0.50

2008
March 14, 2008	$0.25
June 18, 2008	$0.60
September 16, 2008	$0.60
September 30, 2008	$0.30

B. SIGNIFICANT CHANGES

SeawellLimited
As of December 31, 2010, we owned a controlling interest of 52.3% in the well services company Seawell. In February 2011, Seawell completed a merger with Allis-Chalmers Energy, Inc. forming a global oilfields service company with operations in over 30 countries. The operating name of the combined company is to be changed to Archer. As a result of the consummation of the merger our ownership percentage in Seawell was reduced to 36.5% and for accounting purposes the position will be deconsolidated and recognized as an investment in an associated company from the end of February, 2011and our portion of Seawell's results will be reflected within share of results of associated companies. The combined company is listed on the Oslo Stock Exchange.

North Atlantic Drilling Ltd
On February 15, 2011, our Board of Directors resolved to establish a new majority-owned subsidiary focused entirely on harsh environment operations. The new subsidiary is called North Atlantic Drilling Limited, or NADL. NADL was subsequently listed on the Norwegian OTC list and a purchase agreement for six offshore drilling rigs from Seadrill was closed on March 31, 2011. Seadrill retained a 75% shareholding of the $1.7bn private placement that was completed. The non-controlling interest in NADL is recognized in our financial statements with effect from March 31, 2011.

The NADL fleet consists of five existing harsh environment units and one newbuild contract that have been sold by Seadrill to NADL. The six drilling units are: the West Phoenix, the West Venture, the West Alpha, the West Navigator, the West Epsilon and the West Elara. Key staff of some 1,050 people involved in the operation and management of these units has transferred from our subsidiaries, Seadrill Offshore AS and Seadrill Management AS, to two newly established NADL subsidiaries.

The agreed US$4.1 billion purchase price due from NADL to Seadrill was settled by NADL assuming approximately US$2.0 billion in existing debt and payment obligations. NADL refinanced the assumed debt in mid April 2011 through a new $2.0 billion loan facility. The new loan facility have a six-year tenor with a balloon instalment of US$1.0 billion at maturity and a cost of Libor plus a margin of 2.0 percent. As part of the settlement NADL also issued a US$500 million seven-year bond loan with a 7.75% coupon that Seadrill subscribed for in full. The remaining part of the purchase price was paid to Seadrill in cash and shares.

Furthermore, NADL has in line with the initial agreement received an offer from Seadrill to purchase at its cost the recently ordered harsh-environment jack-up drilling rig West Linus, which will be delivered in 2013. The unit has a five-year drilling contract in place for operations in Norway for ConocoPhillips

In the short term, Seadrill continues to provide some senior management and administration services to NADL. Also Mr. Alf C. Thorkildsen, CEO of Seadrill Management AS, is chairman of the NADL board. The board of NADL has decided to proceed with a listing of the Company's shares on the Oslo Stock Exchange. The aim is to complete the listing in the third quarter 2011.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Shares of our common stock, par value $2.00 per share, have traded on the Oslo Stock Exchange, or OSE, since November 22, 2005, under the symbol "SDRL". The closing price of our shares on the Oslo Stock Exchange was NOK188.8 on April 26, 2011.

Shares of our common stock commenced trading on the New York Stock Exchange, or NYSE, on April 15, 2010, also under the symbol "SDRL". The closing price of our shares on the NYSE was $35.57 on April 26, 2011.

The NYSE listing is intended to be the Company's "primary listing" and the OSE listing is intended to be the Company's secondary listing.

The following table sets forth the fiscal years high and low closing prices of our common shares since they began trading, on the OSE in November 2005 and on the NYSE in April 2010:

	NYSE		OSE
	High (US$)	Low ($US)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2010	34.76	18.09	207.08	115.90
2009			149.80	47.00
2008			179.75	41.60
2007			134.25	98.10
2006			114.50	55.75

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low ($US)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2010
First quarter			150.00	124.10
Second quarter	27.80	18.10	162.50	117.80
Third quarter	29.00	18.50	169.90	115.90
Fourth quarter	34.80	28.70	207.80	169.90

	OSE
	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2009
First quarter	68.80	47.00
Second quarter	101.25	65.40
Third quarter	120.60	83.00
Fourth quarter	149.80	115.60

	OSE
	High (NOK)	Low (NOK)
Fiscal year ended December 31,2008
First quarter	141.00	102.75
Second quarter	179.75	135.50
Third quarter	160.25	114.75
Fourth quarter	114.00	41.60

The following table sets forth, for the six most recent months, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low ($US)	High (NOK)	Low (NOK)
March 2011	37.63	33.82	212.90	193.20
February 2011	38.24	34.51	215.00	198.50
January 2011	34.46	32.08	201.80	184.50
December 2010	34.76	32.00	207.80	188.00
November 2010	33.35	30.64	196.00	179.60
October 2010	30.72	28.70	178.70	168.90

On April 26, 2011, the exchange rate between the Norwegian Kroner and the US. dollar was NOK5.32 to one US. dollar (December 31, 2010: NOK5.87 to one US dollar).

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Business Development and Tourism of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Business Development and Tourism of Bermuda.

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

E. TAXATION

The following is a discussion of the material Bermuda, United States federal income and other tax considerations with respect to the Company and holders of common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States Dollar and investors that own, actually or under applicable constructive ownership rules, 10 percent or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Bermuda and Other Non-United states. Tax Considerations

As of the date of this Annual Report, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As of the date of this Annual Report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common Stock or in respect of distributions they receive from us with respect to our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common stock.

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

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 28, 2016, under which no income taxes or other taxes (other than duty on goods imported into Bermuda. The Bermuda Parliament recently passed legislation permitting companies to apply for an extension to their current tax exemption until March 31, 2035 and under which legislation no income taxes or other taxes (other than duty on goods imported in Bermuda) are payable by the Company. The Company intends to apply for such an extension to its current tax exemption.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Dividends distributed by Seadrill Limited out of Bermuda

Currently, there is no withholding tax payable in Bermuda on dividends distributed from Seadrill Limited to its shareholders.

Taxation of rig owning entities

The majority of our drilling rigs are owned in tax-free jurisdictions such as Bermuda, Cayman Islands and Liberia. There is no taxation of the rig owners' income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income or tonnage taxation of the rig owners' income. These jurisdictions are Hungary, Norway, Singapore and Svalbard.

Please also see the section below entitled "Taxation in country of drilling operations".

Taxation in country of drilling operations

Income derived from drilling operations is generally taxed in the country where these operations take place The taxation of income derived from drilling operations could be based on net income, deemed income, withholding taxes and-or other bases, depending upon the applicable tax legislation in each country of operation.  Some countries levy withholding taxes on bareboat charter payments (internal rig rent), branch profits, crew, dividends, interest and management fees.

Drilling operations can be carried out by locally incorporated companies, foreign branches of operating companies or foreign branches of the rig owning entities. We elect the appropriate structure with due regard to the applicable legislation of each country where the drilling operations occur.

Taxation may also extend to the rig owning entity in some of the countries where the drilling operations are performed.

Net income

Net income corresponds to gross income derived from the drilling operations less tax-deductible costs (i.e. operating costs, crew, insurance, management fees and capital costs (internal bareboat fee; tax depreciation; interest costs) incurred in relation to those operations).  In addition to net income tax, withholding tax on branch profits, dividends, internal bareboat fees, among other items, may also be levied.

Net income taxation for an international drilling contractor is complex, and pricing of internal transactions (e.g., rig sales; bareboat fees; services) will allocate overall taxable income between the relevant countries. We apply Organization for Economic Cooperation and Development, or OECD, Transfer Pricing Guidelines as a basis to arrive at pricing for internal transactions. OECD Transfer Pricing Guidelines describe various methods to price internal services on terms believed by us to be no less favorable than are available from unaffiliated third parties. However, some tax authorities could disagree with our transfer pricing methods and disputes may arise in regards to correct pricing.

Deemed income

Deemed income tax is normally calculated based on gross turnover, which can include or exclude reimbursables and often reflects an assumed profit ratio, multiplied by the applicable corporate tax rate. Some countries will also levy withholding taxes on the distribution of dividend and/or branch profits at the deemed tax rate.

Withholding and other taxes

Some countries base their taxation solely on withholding tax on gross turnover.  In addition, some countries levy stamp duties, training taxes or similar taxes on the gross turnover.

Customs duties

Customs duties are generally payable on the importation of drilling rigs, equipment and spare parts into the country of operation, although several countries provide exemption from such duties for the temporary importation of drilling rigs. Such exemption may also apply to the temporary importation of equipment.

Taxation of other income

Other income related to crewing, management fees and technical services will generally be taxed in the country where the service provider is resident, although withholding tax and/or income tax may also be imposed in the country where the drilling operations take place.

Dividends and other investment income will be taxable in accordance with the legislation of the country where the company holding the investment is resident. For companies resident in Bermuda, there is currently no tax on these types of income.

Some countries levy withholding taxes on outbound dividends and interest payments.

Capital gains taxation

In respect of drilling rigs located in Bermuda, the Cayman Islands, Cyprus, Liberia and Singapore, no capital gains tax is payable in these countries upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during such time as the rig is operate within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.

Other taxes

Our operations may be subject to sales taxes, value added taxes, or other similar taxes in various countries.

Taxation of shareholders

Taxation of shareholders will depend upon the jurisdiction where the shareholder is a tax resident. Shareholders should seek advice from their tax advisor to determine the taxation to which they may be subject based on the shareholder's circumstances.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock.  This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States Dollar and investors that own, actually or under applicable constructive ownership rules, 10 percent or more of our common stock, may be subject to special rules.  The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.  The discussion below is based, in part, on the description of our business in this Annual Report and assumes that we conduct our business as described.  Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Seadrill Limited and its subsidiaries on a consolidated basis.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a "U.S. Individual Holder" will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded; (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend: and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend", generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in a share of common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or "PFIC," for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

●
at least 75 percent of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the "IRS," for that year with respect to such U.S. Holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year during which the Company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above.  If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate  QEF election would be necessary with respect to each subsidiary.  It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The "mark-to-market" election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder.  It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of our common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States federal Income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If a Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock that is effectively connected with the conduct of that United States trade or business will generally be subject to United States federal income tax in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder's earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, and other taxable distributions, made by the Company to you within the United States will be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to a U.S. Individual Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells his common stock to or through a United States office of a  broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells his common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's United States federal income tax liability by filing a refund claim with the IRS.

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

Foreign Exchange Risk

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollar. Accordingly, the Company's reporting currency is also US dollar. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

●	the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to US dollar, with the resulting gain or loss recorded as "Other financial items";

●	changes in the fair value of foreign currency forward contracts, which are recorded as "Other financial items";

●	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies; and

●	foreign subsidiaries whose accounts are not maintained in US dollar, which when converted into US dollar can result in exchange adjustments which are recorded as a component in shareholders' equity.

We use foreign currency forward contracts and cross currency interest rate swaps to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value, with changes in the fair value recorded in the statement of operations under "Other financial items".

At December 31, 2010, we had various contracts to sell approximately $435 million between January 2011 and September 2012 for Norwegian Kroner at exchange rates ranging from NOK/$5.71 to NOK/$6.41. The fair value of our currency forward contracts cross currency interest rate swap contracts as of December 31, 2010, and December 31, 2009, was as follows:

	December 31, 2010		December 31, 2009
(In millions of US dollar)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	345	4	504	16

A 1% change in the exchange rate between the US dollar and the bought forward currencies would result in a fair value gain or loss of $3.45 million that would be reflected in our Consolidated Statements of Operations, based on our currency forward contracts as of December 31, 2010.

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

As of December 31, 2010, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $2.71 billion, as compared to $2.85 billion in 2009, at rates between 2.06% per annum and 4.63% per annum. The swap agreements mature between December 2011 and December 2018. The fair values of our interest rate swaps as of December 31, 2010, and December 31, 2009, were as follows:

	December 31, 2010		December 31, 2009
(In millions of US dollar)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	2,706	(146)	2,854	(70)

In addition to the above interest rate swaps, two of our fully-consolidated VIEs have executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2010, the fully-consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $1.14 billion, as compared to $1.27 billion in 2009, at rates between 2.19% per annum and 3.89% per annum. These swap agreements mature between October 2012 and August 2013, and their fair values as of December 31, 2010, and December 31, 2009, were as follows:

	December 31, 2010		December 31, 2009
(In millions of US dollar)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	1,132	(45)	1,268	(33)

As of December 31, 2010, our net exposure to floating interest rate fluctuations on our outstanding debt was $2.80 billion, compared with $0.88 billion as of December 31, 2009, based on our total net interest bearing debt of $8.48 billion less the $3.97 billion notional principal of our floating to fixed interest rate swaps, less the $1.72 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease our interest expense by approximately $28 million on an annual basis as of December 31, 2010, as compared to $9 million in 2009.

Equity risk

As of December 31, 2010, we had entered into a TRS contract indexed to 2,570,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract was scheduled to expire in February 2011 and the agreed reference price was NOK125.70 per common share. The open position at December 31, 2010, exposes us to market risk associated with our share price, and it is estimated that a 10% reduction in the price below the value at December 31, 2010, would generate an adverse fair value adjustment of up to $8.78 million, which would be recorded in the Statement of Operations.

In February 2011, these contracts were settled and we simultaneously entered into a new TRS agreement for 2,000,000 of our common shares as underlying security with an agreed reference price of NOK202.7 per share and an expiration date in May 2011.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

The fair market values of our convertible bonds as of December 31, 2010 are as follows:

$750 million 3.625% convertible bonds $931.9 million,
$7 million 4.875% convertible bonds $11.5 million, and,
$650 million 3.375% convertible bonds $724.8 million.

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

The following table shows those of our customers who have generated more ten percent or more of our contract revenues in one of the periods shown:

	Year ended December 31,
Customer	2010	2009	2008
Petrobras	17%	10%	-
Statoil	15%	17%	32%
Total	10%	13%	5%
Shell	9%	10%	7%
Exxon	7%	12%	5%
Other customers	42%	38%	51%
Total	100%	100%	100%

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

ITEM 15 CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)	Management's annual report on internal controls over financial reporting

Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)	Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, appearing under Item 18, and such report is incorporated herein by reference.

d)	Changes in internal control over financial reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal account for the fiscal years ended December 31, 2010 and 2009 was PricewaterhouseCoopers AS. The following table sets forth the fees related to audit and other services provided by PricewaterhouseCoopers AS:

in US dollar	2010	2009

Audit fees (a)	3,081,603	1,583,833
Audit-related fees (b)	251,446	160,691
Taxation fees (c)	239,222	272,308
All other fees (d)	-	-
Total	3,572,271	2,016,832

a)	Audit fees

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

e)	Audit Committee's Pre-Approval Policies and Procedures

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2010 and 2009  were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Purchases of our common shares of par value $2.00 each have been made as follows:

Period	Total number of shares purchase	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate US dollar value) of shares that may yet be purchased under the plans or programs
October 2007	450,000(1)	NOK125.79	-	-
November 2007	400,000(1)	NOK116.24	-	-
December 2007	100,000(1)	NOK115.00	-	-
January 2008	500,000(1)	NOK115.84	-	-
June 2008	100,000(1)	NOK161.32	-	-
February 2010	1,000,000(1)	NOK125.70	-	-
September 2010	750,000(1)	NOK162.00	-	-
January 2011	750,000(1)	NOK202.00	-	-
April 2011	700,000(1)	NOK183.05
Total	4,750,000	NOK150.63	-	-

1)	The shares repurchased in the period were not part of a publicly announced plan or program. The repurchases were made in open-market transactions.

2)
A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may either be cancelled or held as treasury shares to meet our obligations relating to our share option scheme. Of the 4,750,000 shares purchased and shown above, as of April 26, 2011, 1,705,600 have been utilized to meet our obligations relating to the share option scheme and 844,400 are being held as treasury shares.

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

5)
As of April 26, 2011, Hemen is party to TRS agreements relating to 3,900,000 of our common shares with a reference price of NOK205.03 per share and Drew Investment Ltd., a company controlled by Tor Olav Trøim, is party to TRS agreements relating to 400,000 of our common shares with a reference price of NOK200.12 per share.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Memorandum of Association of Seadrill Limited.(1)
1.2 *
Bye-Laws of Seadrill Limited as adopted by the sole shareholder on May 13, 2005 and as amended by resolution of the shareholders at the Annual General Meeting held on December 1, 2006 and as further amended by resolution of the shareholders at the Annual General Meeting held on September 28, 2007 (1)

1.3 *	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.4 *	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.5 *	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.6 *	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.7 *	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1 *	Form of Common Stock Certificate (1)
4.1 *	Share Option Scheme dated December 1, 2006 (1)
4.2 *	Bermuda Tax Assurance (1)
8.1	Subsidiaries of the Company
11.1 *	Code of Ethics, (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
________
* Incorporated by reference

(1) Incorporated by reference to the Company's registration statement on Form 20-F, filed on March 18, 2010

(2) Incorporated by reference to the Company's annual report on Form 20-F, filed on May 5, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seadrill Limited
(Registrant)

Date: April 29, 2011
	By:	/s/ Alf C. Thorkildsen
	Name: Title:	Alf C. Thorkildsen Chief Executive Officer of Seadrill Management AS (Principal Executive Officer of Seadrill Limited)

Index to Consolidated Financial Statements of Seadrill Limited

Report of Independent Registered Public Accounting Firm	Page 2

Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008	Page 3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009, and 2008	Page 4

Consolidated Balance Sheets as of December 31, 2010 and 2009	Page 5

Consolidated Statements of Cash flows for the years ended December 31, 2010, 2009, and 2008	Page 6

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2010, 2009, and 2008	Page 8

Notes to Consolidated Financial Statements	Page 9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three  years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under item 15(b) of Seadrill Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our  audits (which was an integrated audit in 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Stavanger,  Norway
April 29, 2011

Seadrill Limited
CONSOLIDATED STATEMENT OF OPERATIONS
for the years ended December 31, 2010, 2009 and 2008
(In millions of US dollar, except per share data)

	2010	2009	2008

Operating revenues
Contract revenues	3,822.8	3,044.9	1,867.8
Reimbursables	191.9	166.0	163.5
Other revenues	26.1	43.0	74.5
Total operating revenues	4,040.8	3,253.9	2,105.8

Gain on sale of assets	26.1	71.1	80.1

Operating expenses
Vessel and rig operating expenses	1,604.9	1,252.8	1,021.6
Reimbursable expenses	178.6	154.9	156.6
Depreciation and amortization	479.8	395.9	233.2
General and administrative expenses	178.2	149.1	125.8
Total operating expenses	2,441.5	1,952.7	1,537.2

Net operating income	1,625.4	1,372.3	648.7

Financial items
Interest income	42.5	78.1	30.9
Interest expenses	(312.4)	(228.4)	(130.0)
Share in results from associated companies	47.8	92.4	15.6
Gain on sale of associated companies	-	-	150.5
Impairment loss on marketable securities and investments in associated companies	(15.3)	-	(615.0)
(Loss)/gain on derivative financial instruments	(92.4)	129.6	(353.3)
Gain on re-measurement of previously held equity interest	110.6	-	-
Gain on bargain purchase	56.2	-	-
Loss on debt extinguishment	(145.0)	-	-
Foreign exchange (loss)/gain	(25.7)	(25.4)	130.8
Other financial items	39.2	54.5	22.2
Total financial items	(294.5)	100.8	(748.3)

Income/(loss) before income taxes	1,330.9	1,473.1	(99.6)

Income taxes	(159.3)	(120.0)	(48.3)
Gain on issuance of shares by subsidiary	-	-	25.2
Net income/(loss)	1,171.6	1,353.1	(122.7)

Net income/(loss) attributable to the parent	1,116.9	1,261.2	(164.4)
Net income attributable to the non-controlling interest	54.7	91.9	41.7
Basic earnings/(loss) per share (US dollar)	2.73	3.16	(0.41)
Diluted earnings/(loss) per share (US dollar)	2.73	3.00	(0.41)
Declared regular dividend per share (US dollar)	2.535	1.05	1.20
Declared extraordinary dividend per share (US dollar)	0.20	-	0.30

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the years ended December 31, 2010, 2009 and 2008
(In millions of US dollar)

	2010	2009	2008
Net income/ (loss)	1,171.6	1,353.1	(122.7)

Other comprehensive income/(loss), net of tax:
Change in unrealized (loss)/gain on marketable securities	(24.7)	317.1	(61.9)
Change in unrealized foreign exchange differences	26.8	29.6	(28.2)
Change in actuarial (loss)/gain relating to pension	(31.4)	13.7	(5.8)
Change in unrealized loss on interest rate swaps in subsidiaries	(1.9)	-	-
Change in unrealized (loss)/gain on interest rate swaps in VIEs	(11.4)	15.1	(55.2)
Other comprehensive (loss)/income:	(42.6)	375.5	(151.1)

Total comprehensive income/(loss) for the period	1,129.0	1,728.6	(273.8)
Comprehensive income/(loss) attributable to the parent	1,080.7	1,619.8	(315.5)
Comprehensive income attributable to the non-controlling interest	48.3	108.8	41.7

The total balance of accumulated other comprehensive income as of December 31 is made up as follows:
Unrealized gain on marketable securities	292.4	317.1	-
Unrealized gain on foreign exchange	95.9	80.1	57.5
Actuarial (loss)/gain relating to pension	(15.0)	10.9	(1.4)
Unrealized loss on interest rate swaps in subsidiaries	(1.4)	-	-
Change in unrealized (loss)/gain on interest rate swaps in VIEs	(48.6)	(48.6)	(55.2)
Accumulated other comprehensive income at December 31	323.3	359.5	0.9

Note: All items of other comprehensive income/(loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is $4.2 million as this item is related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
 for the years ended December 31, 2010 and 2009
(In millions of US dollar)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	755.1	460.0
Restricted cash	155.4	142.1
Marketable securities	598.2	742.3
Accounts receivables, net	696.5	451.6
Amount due from related party	140.1	137.9
Other current assets	537.7	327.1
Total current assets	2,883.0	2,261.0
Non-current assets
Investment in associated companies	205.3	321.0
Newbuildings	1,247.2	1,430.9
Drilling units	10,795.3	7,514.3
Goodwill	1,676.5	1,596.0
Other intangible assets	56.6	23.5
Restricted cash	304.9	371.0
Deferred tax assets	29.6	13.4
Equipment	158.4	115.1
Amount due from related party	-	90.0
Other non-current assets	140.6	95.2
Total non-current assets	14,614.4	11,570.4
Total assets	17,497.4	13,831.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	980.6	774.1
Trade accounts payable	94.7	84.7
Other current liabilities	1,439.0	1,175.3
Total current liabilities	2,514.3	2,034.1
Non-current liabilities
Long-term interest bearing debt	8,175.8	6,621.8
Long-term debt due to related parties	435.0	-
Deferred taxes	180.8	124.5
Other non-current liabilities	254.7	238.1
Total non-current liabilities	9,046.3	6,984.4

Commitments and contingencies	-	-

Shareholders' equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 443,125,691 outstanding at December 31, 2010 (December, 31 2009: 339,023,016)	886.2	798.0
Additional paid in capital	1,216.4	164.2
Contributed surplus	1,955.4	1,955.4
Accumulated other comprehensive income	323.3	359.5
Accumulated earnings	1,016.2	901.9
Non-controlling interest	539.3	633.9
Total shareholders' equity	5,936.8	4,812.9
Total liabilities and shareholders' equity	17,497.4	13,831.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2010, 2009 and 2008
(In millions of US dollar)

	2010	2009	2008
Cash Flows from Operating Activities
Net income/ (loss)	1,171.6	1,353.1	(122.7)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	479.8	395.9	233.2
Amortization of deferred loan charges	43.0	23.3	12.7
Amortization of unfavorable contracts	(39.5)	(43.0)	(65.3)
Amortization of favorable contracts	13.4	-	-
Amortization of mobilization revenue	(86.0)	(49.8)	(5.2)
Impairment loss on marketable securities and investments in associated companies	15.3	-	615.0
Share of results from associated companies	(47.8)	(92.4)	(15.6)
Share-based compensation expense	11.4	16.0	14.9
Gain on disposal of fixed assets	(26.1)	(71.1)	(80.1)
Gain on issuance of shares in subsidiary	-	-	(25.2)
Gain on disposal of associated companies	-	-	(150.5)
Unrealized loss/(gain) related to derivative financial instruments	97.5	(152.9)	168.8
Realized gain on disposal of other investments	(43.1)	(15.9)	(22.2)
Dividend received from associated company	61.3	41.2	-
Deferred income tax expense	110.3	2.2	22.6
Unrealized foreign exchange (gain) /loss on long term interest bearing debt	(4.0)	28.0	(79.2)
Non-cash loss recognized on extinguishment of convertible debt	48.0	-	-
Non-cash gains recognized on acquisition of subsidiaries	(166.8)	-	-
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	108.9	165.9	83.0
Trade accounts receivable	(163.4)	(110.5)	(83.0)
Trade accounts payable	(15.0)	(35.1)	(62.8)
Prepaid expenses/accrued revenue	(107.4)	(71.5)	(95.6)
Other, net	(161.0)	68.6	58.2
Net cash provided by operating activities	1,300.4	1,452.0	401.0

Seadrill Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2010, 2009 and 2008
(In millions of US dollar)

	2010	2009	2008
Cash Flows from Investing Activities
Additions to newbuilding	(2,006.1)	(1,153.2)	(2,591.2)
Additions to rigs and equipment	(361.3)	(216.2)	(176.3)
Sale of rigs and equipment	55.0	392.9	103.8
Investment in subsidiaries, net of cash acquired	(152.1)	-	(173.2)
Change in margin calls and other restricted cash	50.8	344.6	(610.7)
Investment in associated companies	(13.2)	(32.9)	(369.2)
Proceed from repayment of short term loan to related parties	90.0	115.0	-
Short-term loan granted to related parties	(160.3)	(169.7)	(115.0)
Proceeds on issuance of shares in subsidiary	-	-	25.2
Purchase of marketable securities	(15.0)	(263.0)	(309.9)
Disposal of associated company	-	-	221.0
Proceeds from marketable securities	215.2	58.8	148.1
Net cash used in investing activities	(2,297.0)	(923.7)	(3,847.4)

Cash Flows from Financing Activities
Proceeds from debt	3,901.6	2,407.3	5,150.0
Repayments of debt	(1,870.3)	(2,490.9)	(2,107.7)
Debt fees paid	(33.4)	(42.7)	(30.1)
Change in current liability related to share forward contracts	(11.9)	(68.6)	67.6
Paid to non-controlling interests	(292.0)	(68.0)	-
Contribution from non-controlling interests	289.2	-	440.1
Purchase of treasury shares	(42.2)	-	(13.7)
Proceeds from sale of treasury shares	23.1	8.8	8.3
Dividends paid	(989.8)	(199.4)	(688.1)
Proceeds from issuance of equity	318.3	-	-
Net cash provided by/(used in) financing activities	1,292.6	(453.5)	2,826.4

Effect of exchange rate changes on cash and cash equivalents	(0.9)	8.8	(0.6)

Net increase / (decrease) in cash and cash equivalents	295.1	83.6	(620.6)
Cash and cash equivalents at beginning of the period	460.0	376.4	997.0
Cash and cash equivalents at the end of period	755.1	460.0	376.4

Supplementary disclosure of cash flow information
Interest paid	284.1	230.5	245.4
Taxes paid	134.2	137.5	52.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended December 31, 2010, 2009 and 2008
(In millions of US dollar)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive income	Retained Earnings	Non-controlling interest	Total shareholders' equity
Balance at December 31, 2007	797.1	1,981.6	-	152.0	692.5	104.6	3,727.8
Employee stock options issued		14.8					14.8
Unrealized gain/(loss) on marketable securities				(61.9)			(61.9)
Unrealized foreign exchange differences				(28.2)			(28.2)
Changes in actuarial gain/(loss) relating to pension				(5.8)			(5.8)
Net purchase of treasury shares	(0.2)	(5.1)					(5.3)
Change in fair value of interest rate swaps in VIEs				(55.2)			(55.2)
Changes in non-controlling interest						446.5	446.5
Transfer between categories		(1,955.4)	1,955.4				0.0
Dividend paid					(688.0)		(688.0)
Net (loss)/income				-	(164.4)	41.7	(122.7)
Balance at December 31, 2008	796.9	35.9	1,955.4	0.9	(159.9)	592.8	3,222.0
Sale of treasury shares	1.1	7.7					8.8
Employee stock options issued		15.7				0.3	16.0
Convertible loan-equity portion		104.9					104.9
Unrealized gain on marketable securities				317.1			317.1
Foreign exchange differences				29.2		0.4	29.6
Changes in actuarial gain relating to pension				12.3		1.4	13.7
Change in unrealized gain on interest rate swaps in VIEs						15.1	15.1
Net paid to non-controlling interest						(68.0)	(68.0)
Dividend paid					(199.4)		(199.4)
Net income					1261.2	91.9	1,353.1
Balance at December 31, 2009	798.0	164.2	1,955.4	359.5	901.9	633.9	4,812.9
Sale of treasury shares	3.4	19.7					23.1
Purchase of treasury shares	(3.5)	(38.7)					(42.2)
Issuance of shares	26.3	292.0				289.2	607.5
Induced conversion of convertible bonds	62.0	647.0					709.0
Employee stock options issued		11.1				0.3	11.4
Convertible loan-equity portion		121.1					121.1
Unrealized gain on marketable securities				18.0			18.0
Realized gain/loss on marketable securities				(42.7)			(42.7)
Foreign exchange differences				15.8		11.0	26.8
Changes in actuarial gain/losses relating to pension				(25.9)		(5.5)	(31.4)
Change in unrealized gain/loss on interest rate swaps in VIEs						(11.4)	(11.4)
Change in unrealized gain/loss on interest rate swaps in subsidiaries				(1.4)		(0.5)	(1.9)
Step-up acquisition of Scorpion					(12.8)	12.8	0.0
Contribution by non-controlling interest						281.8	281.8
Paid to non-controlling interest in Scorpion						(292.0)	(292.0)
Dividend paid to non-controlling interest in VIE						(435.0)	(435.0)
Dividend paid					(989.8)		(989.8)
Net income					1,116.9	54.7	1,171.6
Balance at December 31, 2010	886.2	1,216.4	1,955.4	323.3	1,016.2	539.3	5,936.8

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("Seadrill" or the "Company") was incorporated in Bermuda in May 2005, and is a listed company on the Oslo Stock Exchange and the New York Stock Exchange. Seadrill, through a number of acquisitions of other companies and contracts for newbuildings, has developed into one of the largest international offshore drilling contractors, providing services within drilling and well services. As of December 31, 2010 the Company owned a versatile fleet consisting of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments, totaling 49 offshore drilling units, including ten units under construction.

In addition to owning and operating offshore mobile drilling units and tender rigs, Seadrill provided platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed subsidiary company Seawell Limited ("Seawell"), a Bermuda company in which the Company owned 52.3% at December 31, 2010. Subsequent to December 31, 2010, Seadrill’s shareholding in Seawell has been reduced to 36.5% and, with effect from the end of February 2011, will be reported as an investment in an associated company.

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

Basis of presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless otherwise stated. Due to the implementation of new accounting rules, effective January 1, 2009 the Company changed the reporting of non-controlling interest (formerly called minority interest). The change requires non-controlling interests to be reported as equity in the consolidated balance sheet and requires net income attributable to controlling interest and to non-controlling interests to be shown separately on the face of the statement of operations. As a result of our adoption, the Company modified the consolidated statements of operations to separately present net income (loss) attributable to non-controlling interest and net income attributable to controlling interest. Prior periods have been adjusted accordingly.

The accompanying consolidated financial statements present the financial position of Seadrill Limited, the consolidated subsidiaries and the group's interest in associated entities. Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities of which the Company is deemed to be the primary beneficiary.

In accordance with US GAAP, Seadrill’s acquisition of Scorpion Offshore Ltd in June 2010 and Seawell's acquisitions of Gray Wirelline Service Inc in December 2010, Rig Inspection Services limited in August 2010 have been accounted for as purchases in accordance with Statement of Financial Accounting Standards No. 141R (currently Accounting Standards Codification (ASC) Topic 805 Business Combinations). The Seawell acquisitions in 2008 of the Noble Corporation North Sea Platform division, Peak Well Solutions AS and Tecwel AS have been accounted for as purchases in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations". These acquisitions are described in more detail in Note 25 (Acquisitions). The fair value of the assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning on the date when control was achieved.

Derivative financial instruments, financial instruments that are held for trading or classified as available-for-sale and other investments in entities owned less than 20% where the Company does not exercise significant influence, are recognized at fair value if fair value is readily determinable.

Non-current assets and disposal groups held for sale are stated at the lower of their carrying amount or fair value less costs of sale.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Basis of consolidation
The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities, ("VIE"s) in which the Company is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

A variable interest entity is defined in Accounting Standards Codification ("ASC") Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investment in companies in which we hold an ownership interest of between 20% and 50%, and over which we exercise significant influence, but do not consolidate, are accounted for using the equity method. The Company records its investments in associated companies and its share of earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

Investments in companies in which our ownership is less than 20% are valued at fair value unless it is not possible to estimate fair value, then the cost method is used.

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

Contract revenue
A substantial majority of the Company's revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based and lump sum fee revenues are recognized rateably over the contract period when services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the contract term, excluding option periods.

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over contract term, excluding option periods not exercised by our customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the contract term, excluding option periods not exercised.

Reimbursables
Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues
In a business combination there may exists favorable and unfavorable drilling contracts which are recorded at fair value at the date of acquisition when the purchase price allocation is prepared. A favorable or unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present value of such contracts is recorded as an asset or liability at the purchase date and subsequently recognized as revenue or reduction to revenue over the contract term.

Mobilization and demobilization expenses
Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding option periods not exercised by our customers. The costs of relocating drilling units that are not under contract are expensed as incurred.

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

Foreign currencies
The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollar. Accordingly, the Company's reporting currency is also US dollar. For subsidiaries that maintain their accounts in currencies other than US dollar, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.

Transactions in foreign currencies are translated into US dollar at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

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

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale and, as such, are recorded at fair value with resulting unrealized gains and losses recorded as a separate component of accumulated other comprehensive income in shareholders' equity. Gains and losses on forward contracts to purchase marketable equity securities that do not meet the definition of a derivative are accounted for as available-for-sale.

Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Company establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Company considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

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

The Company may have options agreements with shipyards to order new rigs at fixed or variable prices which require some or no additional payment upon exercise. Payments for rig purchase options are capitalized at the time when option contracts are acquired or entered into. The Company reviews the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

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

Other equipment
Other equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between three and five years depending on the type of asset.

Goodwill
The Company allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has determined that its reporting units are the same as the operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.  The goodwill impairment test requires the Company to compare the fair value of its reporting units to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

We perform our annual test of goodwill impairment as of December 31 for each reporting segment, based on discounted cash flows. For the impairment testing we have used expected future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm conract periods. We have assumed zero escalation of dayrates for the periods. The estimated future cash flows have been based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

We have also performed sensitivity analysis using different scenarios regarding future cash flows (being a product of dayrate levels, utilization rates, operational expenses, and maintenance expenses), remaining economic useful lives of the assets and discount rates showing acceptable tolerance to changes in underlying assumptions in the impairment model before changes in assumptions would result in impairment.

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

Defined benefit pension plans
The Company has several defined benefit plans which provide retirement, death and early termination benefits. The Company's net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The aggregated projected future benefit obligation is discounted to a present value, and the aggregated fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of number of years of employment and amount of employees’ remuneration. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the statement of operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income.  Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Treasury shares
Treasury shares are recognized at cost as a separate component of shareholders' equity. The purchase of treasury shares reduces the Company's share capital by the nominal value of the acquired treasury shares. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital.

Derivative Financial Instruments and Hedging Activities
The Company's interest-rate swap agreements, foreign currency options and forward exchange contracts are recorded at fair value. Changes in the fair value of interest-rate swap agreements, forward exchange and currency options contracts, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within Financial Items.

Changes in the fair value of any derivative instrument that we have formally designated as a hedge, are recognized in the "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedges is charged to the income statement. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income (loss) is reported on the same line in the Consolidated Statements of Income as the hedged item.

Financial instruments such as forward contracts to purchase shares that do not qualify as derivative instruments are not recognized on the balance sheet, unless deemed impaired. Such instruments are off-balance sheet transactions and result in only disclosures.

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

Significant judgment is involved in determining the Group-wide provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Seadrill recognizes tax liabilities based on its assessment of whether its tax positions are sustainable and on estimates of taxes that will ultimately be due.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted or substantially enacted.

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

Segment reporting
As of December 31, 2010, the Company has three reportable business segments which include mobile units, tender rigs and well services. The mobile unit segment reflects the activities of the Company's drillships, semi-submersible and jack-up rigs. The tender rigs business segment includes activities of the Company tender and semi-tender units. The well services business segment included the activities of Seawell which performs various services related to platform drilling, drilling facility engineering, well intervention and oilfield services. As of December 31, 2010 the activities of Seawell are consolidated into Seadrill’s financial statement due to Seadrill’s controlling majority shareholding (52.3% as of December 31, 2010). During the first quarter of 2011 our shareholding has fallen below 50% and, as Seadrill no longer holds a controlling interest in Seawell. With effect from the end of February 2011, Seawell’s results will be reported as share of results of associated company.

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

New Accounting Pronouncements
In June 2009, the FASB issued amended guidance requiring companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entities (or VIEs) based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.  It also requires additional disclosures for any enterprise that holds a variable interest in a VIE.  The new accounting and disclosure requirements became effective for us from January 1, 2010.  The adoption of this amended guidance did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer.  The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable.  The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available.  The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method.  We will adopt this guidance in the first quarter 2011, and adoption of this guidance is not expected to have a material effect on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have a material impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per  Share ("EPS"). The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company’s reported EPS.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of 2010.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010.  The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from January 1, 2010 did not have any material effect on its consolidated financial statements.

 In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal 2011. The Company does not believe that adoption of this guidance will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date in, on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We will adopt this guidance prospectively beginning January 1, 2011. It is not expected to have a significant impact on the Company.

Note 3 – Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The split of our organization into segments has historically been based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2010, the Company reports its business in the following three operating segments:

•          Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to employment of semi-submersible rigs, jack-ups and drillships.

•          Tender Rigs: The Company operates self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in benign environments.

•          Well Services: The Company performs production drilling and maintenance activities on several fixed installations in the North Sea through its subsidiary Seawell. Seawell also provides wireline services including well maintenance, modification and abandonment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on the internal reporting structure used in the reporting to the Executive Management and the Board. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues (excluding gain on sale of drilling units)
(In millions of US dollar)	2010	2009	2008

Mobile Units	2,841.8	2,252.1	1,144.1
Tender Rigs	482.1	392.0	341.4
Well Services	716.9	609.8	620.3
Total	4,040.8	3,253.9	2,105.8

Depreciation and amortization
(In millions of US dollar)	2010	2009	2008

Mobile Units	400.3	332.8	173.0
Tender Rigs	56.8	41.8	41.7
Well Services	22.7	21.3	18.5
Total	479.8	395.9	233.2

Operating income - net income (loss)
(In millions of US dollar)	2010	2009	2008

Mobile Units	1,339.8	1,141.3	467.7
Tender Rigs	221.9	173.5	126.1
Well Services	63.7	57.5	54.9
Operating income	1,625.4	1,372.3	648.7
Unallocated items:
Total financial items	(294.5)	100.8	(748.3)
Income taxes	(159.3)	(120.0)	(48.3)
Gain on issuance of shares by subsidiary	-	-	25.2
Net income (loss)	1,171.6	1,353.1	(122.7)

Total assets
(In millions of US dollar)	2010	2009

Mobile Units	15,188.0	11,995.3
Tender Rigs	1,322.2	1,246.6
Well Services	987.2	589.5
Total	17,497.4	13,831.4

Goodwill
(In millions of US dollar)	2010	2009

Mobile Units	1,170.9	1,170.9
Tender Rigs	149.3	149.3
Well Services	356.3	275.8
Total	1,676.5	1,596.0

Total liabilities
(In millions of US dollar)	2010	2009

Mobile Units	10,498.4	7,764.1
Tender Rigs	630.4	778.9
Well Services	431.8	475.5
Total	11,560.6	9,018.5

Capital expenditures – fixed assets
(In millions of US dollar)	2010	2009	2008

Mobile Units	2,206.4	1,091.4	2,581.5
Tender Rigs	134.2	246.8	177.0
Well Services	26.8	31.2	53.9
Total	2,367.4	1,369.4	2,812.4

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Company's revenues and fixed assets by geographic area:

Revenues (excluding gain on sale of assets)
(In millions of US dollar)	2010	2009	2008

Norway	1,392.8	1,234.5	967.3
UK	150.8	149.1	172.0
Brunei	65.6	42.0	30.3
Thailand	165.2	111.9	110.1
Malaysia	62.1	108.3	249.1
Congo	36.7	70.4	87.2
Nigeria	204.1	154.7	65.4
Australia	-	112.5	190.5
USA	185.7	147.5	78.7
Brazil	710.5	500.5	25.1
China	230.4	177.6	25.5
Indonesia	158.6	178.7	-
Philippines	108.9	53.7	-
Vietnam	150.0	104.6	-
Angola	182.0	27.1	-
Red Sea	67.6	0.9	-
Saudi Arabia	69.1	-	-
Other	100.7	79.9	104.6
Total	4,040.8	3,253.9	2,105.8

Fixed assets – operating drilling units (1)
(In millions of US dollar)	2010	2009

Norway	1,321.2	2,125.8
UK	751.1	-
Brunei	210.1	42.4
Thailand	396.9	120.1
Malaysia	249.4	125.6
Nigeria	600.9	625.8
USA	514.5	527.9
Brazil	2,804.3	1,882.5
China	1,171.4	605.2
Indonesia	570.4	720.9
Vietnam	521.3	192.5
Angola	1,019.9	86.1
Red Sea	-	195.8
Saudi Arabia	344.8	-
Other	319.1	263.7
Total	10,795.3	7,514.3

(1) The fixed assets referred to in the table are the Company's operating drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 4 – Taxation
Income taxes consist of the following:
	Year ended December 31
(In millions of US dollar)	2010	2009	2008

Current tax expense:
Bermuda	-	-	-
Foreign	184.2	118.2	69.1
Deferred tax expense:
Bermuda	-	-	-
Foreign	13.7	(2.9)	28.8
Deferred taxes acquired during the year	-	-	(6.2)
Tax related to internal sale of assets in subsidiary, amortized for group purposes	(38.6)	4.7	(43.4)
Total provision	159.3	120.0	48.3
Effective tax rate	12.1%	8.1%	(48.5%)

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the years ended December 31 differed from the amount computed by applying the statutory income tax rate of 0 % as follows:

	Year ended December 31
(In millions of US dollar)	2010	2009	2008

Income taxes at statutory rate	-	-	-
Effect of transfers to new tax jurisdictions	(38.6)	4.7	(43.4)
Effect of change in taxable currency	-	-	-
Effect of taxable income in various countries	197.9	115.3	91.7
Total	159.3	120.0	48.3

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US dollar)	December 31, 2010	December 31, 2009	December 31, 2008

Pension	15.6	10.6	7.4
Tax loss carry forward	10.1	5.4	15.7
Unfavorable contracts	2.1	6.9	12.0
Other	3.9	4.1	-
Gross deferred tax asset	31.7	27.0	35.1

Deferred Tax Liability:

(In millions of US dollar)	December 31, 2010	December 31, 2009	December 31, 2008

Property, plant and equipment	61.7	84.7	74.8
Long term maintenance	48.4	15.3	15.3
Gain from sale of fixed assets	63.7	42.2	57.4
Other	24.2	-	3.2
Gross deferred tax liability	198.0	142.2	150.7

Net deferred tax	166.3	115.2	115.6

Net deferred taxes are classified as follows:

(In millions of US dollar)	December 31, 2010	December 31, 2009	December 31, 2008

Short-term deferred tax asset	2.1	0.5	-
Long-term deferred tax asset	29.6	13.4	9.8
Short-term deferred tax liability	17.2	4.6	0.4
Long-term deferred tax liability	180.8	124.5	125.0
Net deferred tax	166.3	115.2	115.6

Future taxable income justifies the inclusion of tax loss carry-forward in the calculation of net deferred taxes.

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

With effect from January 1, 2007 the Company introduced US dollar as the functional currency for several Norwegian subsidiaries for statutory as well as tax reporting purposes. As a result, and for consolidation purposes, deferred taxes have been recalculated and adjusted as of January 1, 2007. The effect of the adjustment was a reduction of approximately US$21.3 million in deferred tax liability as of December 31, 2006. The recalculation and adjustment of the tax position at January 1, 2007 and the calculation of current and deferred taxes for 2007 have been based on the Company's interpretation of current tax regulations.

At December 31, 2008 the Company performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates, in accordance with ASC Topic 740 Income Taxes. Based on the analysis no provision was made for the uncertain tax positions relating to the move of legal entities to a new tax jurisdiction or the use of US dollar as the functional currency for tax reporting purposes.

In late March 2010, the Company received a notice from the Norwegian tax authorities, although the notice did not suggest any final position by the authorities, questioning:

a)
the Company's 2007 tax positions relating to a possible taxable gain arising from the transfer of certain legal entities to a different tax jurisdiction.  These positions also affect the relevant filed tax assessments for 2008, 2009 and 2010.  To the extent there is a taxable gain, there is also an uncertainty related to the amount of such gain, and this, in turn, is affected by the timing of the transfer of the domiciles of the legal entities to a new tax jurisdiction.  In the Company's opinion, the transfer by the legal entities of their domiciles took place in December 2007, and that there was no legal basis for taxation of such a gain. The tax authorities have indicated that they are of the opinion that the move took place in the first half of 2008. The government made changes to the taxation of these kinds of transactions in the second half of 2008. Even if the tax authorities conclude that the move took place in first half of 2008, the Company's position is that there was no taxable gain as the tax authorities are seeking to apply new tax laws retroactively, and that a recent decision of the Supreme Court in Norway holds, in a similar case, that such retroactive application is against the law. Consequently, the Company has not made a provision for any tax related to the change of tax jurisdiction. After the Company submitted its reply to the tax office in 2010 there have been no further development, and the Company’s view on the likelihood of a successful outcome remains.

b)
the principles for conversion of the functional currency for several Norwegian subsidiaries for tax reporting purposes. In the Company's view, applicable tax legislation is subject to various interpretations related to the calculation of the tax basis measured in Norwegian kroner.
There is ongoing correspondence with tax authorities with regards to calculation methods for conversion of accounts in functional currency to taxable income in Norwegian kroner. The Company is of the opinion that it is more likely than not that the current position taken by the Company will prevail and no tax provision has been made.

At December 31, 2010 the Company performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates, in accordance with ASC Topic 740 Income Taxes. The Company believes that it is more likely than not that a provision for an estimated total tax exposure of up to approximately $190 million will not be required.

The parent company, Seadrill Limited, is headquartered in Bermuda where we have been granted a tax exemption until 2016.  Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction.  Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level.  The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Australia	2008
Nigeria	2007
Norway	2007
Thailand	2003

Note 5 – Earnings per share

The components of the numerator and denominator for the calculation of basic and diluted earnings per share resulting from continuing operations are as follows:

	Net income	Weighted average million of shares outstanding	Earnings per share
2008
Earnings per share	(164.4)	398.3	(0.41)
Effect of dilution:
Convertible bonds	-	-
Share options	-	-
Diluted earnings per share*	(164.4)	398.3	(0.41)
2009
Earnings per share	1,261.2	398.5	3.16
Effect of dilution:
Convertible bonds	49.6	36.8
Share options	-	1.5
Diluted earnings per share	1,310.8	436.8	3.00
2010
Earnings per share	1,116.9	409.2	2.73
Effect of dilution:
Convertible bonds	227.7	60.0
Share options	-	2.1
Diluted earnings per share**	1,344.6	471.3	2.73

*Due to a net loss in 2008, share options and the convertible bond have been excluded from the calculation of diluted earnings per share, as they would have an anti-dilutive effect.

**The loss on debt extinguishment of $145 million has been added back to net income in addition to interests expenses related to the convertible bonds. These effects are anti-dilutive, and exceed the effect of increased denominator when calculating the diluted earnings per share. As a consequence of this, the diluted earnings per share equal basic earnings per share.

Note 6 – Other revenues

Other revenues comprise the following items:
	Year ended December 31
(In millions of US dollar)	2010	2009	2008

Amortization of unfavorable contracts	39.5	43.0	65.3
Amortization of favorable contracts	(13.4)	-	-
Other	-	-	9.2
Total	26.1	43.0	74.5

The unfavorable contract values arose from the acquisition of Smedvig and Eastern Drilling and represent the net present value of the existing contracts compared to the current market rates, discounted at the weighted average cost of capital. The estimated unfavorable contract values are amortized and recognized under other revenues over the terms of the contracts, ranging from two to five years. The favorable contract values stem from the acquisition of Scorpion Offshore Ltd in June 2010 and are amortized over periods ranging from 20 to 36 months.

Note 7 – Gain on sale of assets

The Company has recognized the following gains and losses on sales of assets:

(In millions of US dollar)	Net proceeds	Book value on disposal	Gain/Loss
Year ended December 31, 2010:
Sale of Jack-up rig West Larissa	55.0	28.9	26.1
Total for year ended December 31, 2010	55.0	28.9	26.1
Year ended December 31, 2009:
Sale of jack-up rig West Ceres	178.0	157.0	21.0
Gain on disposal of jack-up rig West Atlas	200.0	142.0	58.0
Gain on sale of Seadrill's share in Chestnut field	4.1	0.1	4.0
Loss related to jack-up newbuild*	10.8	22.8	(12.0)
Total for year ended December 31, 2009	392.9	321.9	71.1
Year ended December 31, 2008:
Sale of jack-up West Titiania	131.4	51.3	80.1
Total for year ended December 31,2008	131.4	51.3	80.1

* Loss incurred due to the PPL yard exercising their option to purchase the construction contract for one jack-up rig.

Note 8 – Operational leases

The Company has operating leases relating to premises, the most significant being its offices in Stavanger, Singapore, Houston, Rio de Janeiro and Aberdeen. In the years ended December 31, 2010, 2009 and 2008 rental expenses amounted to $21.0 million, $13.7 million and $9.1 million, respectively. Future minimum rental payments are as follows:

Year	US$million
2011	12.5
2012	9.3
2013	7.5
2014	7.3
2015	6.7
2016 and thereafter	21.9
Total	65.2

Note 9 – Impairment loss on marketable securities and investments in associated companies

As at December 31, 2010, the Company owns a number of shares, share purchase agreements and bonds in companies including Pride International Inc, SapuraCrest Bhd, Seahawk Drilling Inc., Petromena and Golden Close Marine.

In 2010 the Company determined that the decline in fair value of its Seahawk shares was other than temporary and as a result, an impairment loss was recognized reducing its cost basis to the market price of the shares in question as of December 31, 2010. The loss of US$15.3 million has been classified as a separate line item in the income statement.

As of December 31, 2009 no impairment losses were recognized for the securities.

As of December 31, 2008, the Company determined that the declines in fair value were other than temporary based primarily upon its evaluation of the severity of the excess of its cost basis over the market price of the security and the prospects for recovery within 2009. As a result of this evaluation Seadrill recognized an impairment charge and adjusted its cost basis as of December 31, 2008 to equal to the market price of the securities. The total impairment loss of US$615.0 million recorded in the year ended December 31, 2008 relates to write-downs in the values of marketable securities ($147.4 million), forward share contracts accounted for as marketable securities ($157.9 million) and associated companies ($309.7 million).

Note 10 – Other financial items
The main items reported within Other financial items are detailed below.

In the twelve months ended December 31, 2010, the Company recorded a gain of $43.1 million on the partial redemption of its investment in the Petromena NOK2,000 million bond. The Company also recorded a gain of $7.8 in CIRR amortization and a loss of $10.8 million related to unamortized funding arrangement fees.

In the twelve months ended December 31, 2009, the Company recorded a gain of $15.9 million on the partial redemption of its investment in the Petromena NOK2,000 million bond, and the receipt of shares to the value of $25.2 million in Seahawk as dividend in kind paid by Pride.

In the twelve months ended December 31, 2008 other financial items consisted of gains on the sale of marketable securities.

Note 11 – Gain on issuance of shares by subsidiary
In August 2010, Seawell issued 115,400,000 new shares of par value $2.00 each at a price of NOK23.00 per share, raising a total of NOK2,645 million. The Company subscribed for 34,873,000 of the new shares and, at the same time purchased an additional 1,757,000 shares. As a result, the Company’s shareholding was reduced from 73.79 to 52.3%. Following the FASB authoritative guidance amending the accounting and reporting requirements for decreases in ownership of a subsidiary, issued in January 2010, this transaction was recorded as non-controlling interest in the balance sheet.

In April 2008, Seawell issued 10 million new shares of par value $2.00 each for a price of NOK19.50 per share, raising a total of NOK195 million. The Company subscribed for two million of the new shares and at the same time sold 831,400 shares. As a result, the Company's shareholding was reduced from 80 percent to 73.79 percent. A gain of $25.2 million was recorded in the income statement as a result of these transactions.

Note 12 – Restricted cash

Restricted cash includes:
(In millions of US dollar)	December 31, 2010	December 31, 2009

CIRR deposits (see Note below)	354.6	411.4
Margin calls related to share forward agreements	61.6	71.5
Restricted deposit related to loan facility	-	10.0
Tax withholding deposits	44.1	20.2
Total restricted cash	460.3	513.1
Long-term restricted cash (related to CIRR deposits and loan facility)	304.9	371.0
Short-term restricted cash	155.4	142.1

Note: CIRR deposits are cash deposited with commercial banks, which match Commercial Interest Reference Rate ("CIRR") loans from Exportfinans ASA, the Norwegian export credit agency (see Note 22). The deposits are used to make repayments of the CIRR loans.

Note 13 – Marketable securities

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(In millions of US dollar)	December 31, 2010	December 31, 2009

Original cost	305.8	425.2
Unrealized gain/(loss) on marketable securities	292.4	317.1
Carrying value	598.2	742.3

The unrealized holding gains of as of December 31, 2010 and 2009 were recorded in accumulated other comprehensive income in the balance sheet.

Note 14 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2010 was $24.6 million (2009: $13.0 million).

As of December 31, 2010, the majority of the disputed receivable amounts is related to drilling operations in 2005 and 2006. Apart from this, at December 31, 2010 the Company does not have any material receivables more than 90 days overdue

The Company did not recognize any bad debt expense in 2010 or 2009, but has reduced contract revenue by the disputed amounts.

Note 15 – Other current assets

Other current assets include:
(In millions of US dollar)	December 31, 2010	December 31, 2009

Unbilled revenue	131.1	108.8
Prepaid expenses/accrued revenue	112.6	31.2
Deferred charges – short term portion	20.7	23.2
Unrealized gain on total return swap agreements	38.2	40.9
Reimbursable amounts due from customers	74.4	52.2
Insurance claim proceeds (re West Atlas)	24.5	-
Favorable contracts	23.0	-
Other	113.2	70.8
Total other current assets	537.7	327.1

Note 16 – Investment in associated companies

The Company has the following investments that are recorded using the equity method:

	December 31, 2010	December 31, 2009	December 31, 2008

Scorpion Offshore Limited ("Scorpion")	- *	38.6%	39.6%
SapuraCrest Bhd ("SapuraCrest")	23.6%	23.6%	24.3%
Varia Perdana Sdn Bhd ("Varia Perdana")	49.0%	49.0%	49.0%
Tioman Drilling Company Sdn Bhd ("Tioman")	49.0%	49.0%	49.0%
C6 Technologies AS ("C6")	50.0%	-	-

* During 2010 the Company’s ownership in Scorpion increased from 38.6% to 100%, As such Scorpion was fully consolidated into Seadrill’s financial statements as of December 31, 2010. (Reference note 25 Acquisitions)

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2010
(In millions of US dollar)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
SapuraCrest	741.9	463.0	595.6	136.4
Varia Perdana	195.2	156.9	104.0	-
Tioman	110.5	0.2	96.5	-
C6	4.3	8.5	0.3	-
TOTAL	1,051.9	628.6	796.4	136.4

	As of December 31, 2009
(In millions of US dollar)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Scorpion	187.1	1,134.0	225.8	589.6
SapuraCrest	791.6	352.5	612.2	124.7
Varia Perdana	116.7	162.1	21.4	45.0
Tioman	86.6	0.3	73.0	0.4
TOTAL	1,182.0	1,648.9	932.4	759.7

Summarized statement of operations information for the Company's equity method investees is as follows:

	Year ended December 31, 2010
(In millions of US dollar)	Operating revenues	Net operating income	Net income
SapuraCrest	1,042.8	118.2	122.7
Varia Perdana	271.7	224.3	202.7
Tioman	246.9	8.8	5.1
C6	0.1	(1.2)	(1.2)
TOTAL	1,561.5	350.1	329.3

	Year ended December 31, 2009
(In millions of US dollar))	Operating revenues	Net operating income	Net income
Scorpion	345.4	109.1	60.6
SapuraCrest	1,062.9	116.9	98.5
Varia Perdana	144.7	93.3	92.0
Tioman	239.4	8.6	6.9
TOTAL	1,792.4	327.9	258.0

	Year ended December 31, 2008
(In millions of US dollar)	Operating revenues	Net operating income	Net income
Scorpion	161.0	(12.0)	(30.1)
SapuraCrest	1,039.7	115.8	75.2
Varia Perdana	157.4	72.8	69.9
Tioman	255.0	(0.1)	0.3
TOTAL	1,613.1	176.5	115.3

Scorpion is a jack-up drilling rig company incorporated in Bermuda that was listed on the Oslo Stock Exchange until Seadrill’s takeover in 2010.

SapuraCrest is a company incorporated and listed on the Malaysian stock exchange, which provides drilling and related services to offshore oil and gas industries in Malaysia and other countries.

Varia Perdana is a company incorporated in Malaysia, which operates a fleet of tender rigs. It is 51% owned by SapuraCrest Bhd and 49% owned by Seadrill.

Tioman is a company incorporated in Malaysia, which provides well services. It is 51% owned by SapuraCrest Bhd. and 49% owned by Seadrill.

At the year-end the book values of the Company's investment in associated companies are as follows:

(In millions of US dollar)	December 31, 2010	December 31, 2009

Scorpion	-	103.9
SapuraCrest	85.9	86.2
Tioman	3.3	6.7
Varia Perdana	110.9	124.2
C6	5.2	-
Total	205.3	321.0

In 2008, the Company recorded impairment charges of $247.5 and $62.2 relating to the investments in Scorpion and SapuraCrest, respectively, see note 9. The book value at December 31, 2008 has been determined using the quoted market price of the Company's shares in these two companies. There are no quoted market values for Varia Perdana or Tioman.

At year-end the share of recorded equity in the statutory accounts of the Company's associated companies are as follows:

(In millions of US dollar)	December 31, 2010	December 31, 2009	December 31, 2008

Scorpion	-	200.3	149.8
SapuraCrest	111.6	98.9	62.4
Tioman	6.9	6.7	6.2
Varia Perdana	121.5	104.1	89.4
C6	6.2	-	-
Total	246.2	410.0	307.8

Note 17 – Newbuildings

(In millions of US dollar)	December 31, 2010	December 31, 2009
Opening balance	1,430.9	3,660.5
Additions	1,947.5	1,072.9
Capitalized interest and loan related costs	58.6	80.3
Re-classified as Drilling Units	(2,189.8)	(3,382.8)
Closing balance	1,247.2	1,430.9

Note 18 – Drilling units

(In millions of US dollar)	December 31, 2010	December 31, 2009
Cost	11,927.7	8,251.7
Accumulated depreciation	(1,132.4)	(737.4)
Net book value	10,795.3	7,514.3

Depreciation and amortization expense was $447.9 million, $368.9 million and $208.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 19 – Goodwill and other intangible assets

In the years ended December 31, 2010 and 2008 the Company acquired several entities which have been consolidated into its financial statements since their acquisition dates – see Note 25 "Acquisitions". The assets and liabilities of the acquired entities were measured at fair value at their date of acquisition, and the purchase price paid in excess of the net fair value of the identifiable assets and liabilities acquired was allocated to goodwill. Goodwill relates to human capital, synergies and expected market opportunities. All of the goodwill acquired in the years ended December 31, 2010 and 2008 was assigned to the Well Services operating segment. There were no acquisitions in 2009.

As described in Note 2 "Accounting policies", the Company tests the value of goodwill at the end of each financial year and if the book value exceeds the fair value an impairment loss is taken. In the years ended December 31, 2010, 2009 and 2008 no impairment losses were recognized.

Goodwill:
(In millions of US dollar)	December 31, 2010	December 31, 2009
Net book balance at January 1	1,596.0	1,547.3
Goodwill acquired during the year	85.0	-
Impairment losses	-	-
Currency adjustments	(4.5)	48.7
Net book balance at December 31	1,676.5	1,596.0

Other intangible assets:

Other intangible assets relate to customer relationships, technology and trademarks within the operating segment Well Services.

(In millions of US dollar)	December 31, 2010	December 31, 2009
Net book balance at January 1	23.5	20.1
Intangible assets acquired during the year	37.8	-
Depreciation	(4.4)	(4.1)
Currency adjustments	(0.3)	7.5
Net book balance at December 31	56.6	23.5

The weighted-average amortization period for intangible assets acquired in 2010 is 119 months.

The estimated aggregated amortization expense for intangible assets for each of the five following consecutive fiscal years:

Estimated aggregate amortization expense	(In millions of US dollar)
2011	6.5
2012	5.1
2013	4.6
2014	4.6
2015	4.6
2016 and thereafter	31.2
Total estimated aggregate amortization expense	56.6

Note 20 – Equipment

Equipment consists of office equipment, furniture and fittings.

(In millions of US dollar)	December 31, 2010	December 31, 2009
Cost	279.1	210.6
Accumulated depreciation	(120.7)	(95.5)
Net book value	158.4	115.1

Depreciation and amortization expense was $27.5 million, $27.0 million, and $24.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 21 –  Other non-current assets

(In millions of US dollar)	December 31, 2010	December 31, 2009
Other non-current assets consists of:
Long-term part of deferred charges	54.1	57.8
Non-current receivables	-	1.3
Deferred tax effect internal transfer of assets	71.1	36.1
Favorable contracts	14.5	-
Other	0.9	-
Total other non-current assets	140.6	95.2

Deferred charges represent debt arrangement fees that are capitalized and amortized to interest expense over the life of the debt instrument.

(In millions of US dollar)	December 31, 2010	December 31, 2009

Debt arrangement fees	156.4	119.6
Accumulated amortization	(81.6)	(38.6)
Total book value	74.8	81.0
Less: Short-term portion	(20.7)	(23.2)
Long-term portion	54.1	57.8
Amortization for the period	43.0	23.3

Note 22 – Long-term interest bearing debt and interest expenses

As of December 31, 2010 and 2009, the Company had the following debt facilities:

(In millions of US dollar)	2010	2009
Credit facilities
US$1,500 facility	1,060.0	1,140.7
US$1,500 facility	1,026.5	658.8
US$185 facility	-	45.0
US$100 facility	-	41.7
US$800 facility	635.5	724.8
US$585 facility	386.7	436.3
US$100 facility	80.3	86.1
US$700 facility	700.0	-
US$1,200 facility	1,133.3	-
US$550 multicurrency facility (Seawell)	189.0	-
NOK 1,500 facility (Seawell)	-	210.6
NOK other loans and leasing	5.2	5.6
Total Bank Loans + other	5,216.5	3,349.6
Ship Finance International Loans
US$170 facility	101.2	110.8
US$700 facility	546.0	618.7
US$1,400 facility	1,099.4	1,255.3
Total Ship Finance Facilities	1,746.6	1,984.8
Bonds and convertible bonds
Bonds	552.0	250.9
Convertible bonds	1,286.7	1,399.2
Total Bonds	1,838.7	1,650.1
Other credit facilities with corresponding restricted cash deposit	354.6	411.4

Total interest bearing debt	9,156.4	7,395.9
Less: current portion	(980.6)	(774.1)
Long-term portion of interest bearing debt	8,175.8	6,621.8

The outstanding debt as of December 31, 2010 is repayable as follows:

Year ending December 1 (In millions of US dollar)
2011	980.6
2012	1,923.1
2013	2,303.0
2014	1,701.9
2015 and thereafter	2,367.6
Effect of amortization of convertible bond	(119.8)
Total debt	9,156.4

Credit facilities

$1,500 million secured credit facility
In June 2007, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of four drilling units, West Epsilon, West Navigator, West Alpha and West Venture, which have been pledged as security. The net book value at December 31, 2010 of the units pledged as security is $1,321.2 million. The facility bears interest at LIBOR plus a margin of between 1.10% and 1.55% per annum depending on the ratio of net debt to EBITDA, and is repayable over a term of seven years. At maturity a balloon payment of $610 million is due.

$1,500 million secured credit facility
In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the jack-up rigs West Capella, West Sirius, West Ariel and West Aquarius, which have been pledged as security. The net book value at December 31, 2010 of the units pledged as security is $1,866.0 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance at December 31 2010 was $1,026 million, with an additional undrawn amount of $209 million. At maturity a balloon payment of $662 million is due.

$800 million secured term loan
In August 2005, the Company entered into a $300 million secured term loan facility with a syndicate of banks to partly fund the acquisition of two semi-submersible rigs, West Eminence and West Phoenix, which have been pledged as security. The facility was amended and increased in 2006 to $800 million. The net book value at December 31, 2010 of the units pledged as security is $1,432.6 million. The facility consists of two tranches, and bears interest at LIBOR plus 1.70% and 3.25%per annum. The final repayment of $368 million is due in 2013.

$585 million secured term loan
In December 2006, the Company entered into a $585 million secured term loan facility with a syndicate of banks to partly fund the acquisition of eight tender rigs, which have been pledged as security. The net book value at December 31, 2010 of the units pledged as security is $399.7 million. The facility bears interest at LIBOR plus between 0.70% and 1.00% per annum depending on the ratio of net debt to EBITDA, and is repayable over a term of six years. At maturity a balloon payment of $300 million is due.

$100 million secured term loan
In April 2008, the Company entered into a $100 million secured term loan facility with a two banks to partly fund the acquisition of the tender rig T-11, which has been pledged as security. The net book value at December 31, 2010 of the unit pledged as security is $85.0 million. The facility bears interest at a fixed rate of 3.025% per annum and is repayable over a term of six years. At maturity a balloon payment of $60 million is due.

$700 million secured term loan
In October 2010, the Company entered into a $700 million secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2010 of the units pledged as security is $1,204.7 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. At maturity a balloon payment of $350 million is due.

$1,200 million secured term loan
In June 2010, the Company entered into a $1.20 billion secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwaterdrillship (West Gemini) and one tender rig (West Vencedor). The net book value at December 31, 2010 of the units pledged as security is $1,578.2 million. The facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. At maturity a balloon payment of $567 million is due.

$550 million multi-currency facility
In November 2010, following the announcement of the merger with Allis Chalmers Energy in August 2010, our then 52.3% subsidiary, Seawell, refinanced it’s NOK 1,5 billion revolving credit facility, by entering on to a $550 million multicurrency term and revolving facility agreement with a syndicate of banks. The facility carries interest based on the aggregate of LIBOR, NIBOR or EURIBOR, plus 2.00% to 3.00% per annum, depending on the ratio of net debt to EBITA. At December 31, 2010 the  outstanding balance of the new facility was $189 million. The new facility matures November 2016.

Other Seawell NOK loans
Two Seawell subsidiaries acquired in 2008, Seawell Oiltools AS and Tecwel AS, have loans totaling $5.2 million (NOK30.6 million).

Ship Finance International Loans
In February 2007, the Company entered into a sale and leaseback agreement for the jack-up rig West Prospero with Rig Finance II Ltd, a subsidiary of Ship Finance. Rig Finance II Ltd is consolidated as a VIE by the Company. In February 2007 Rig Finance II Ltd entered into a US$170 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Prospero, which has been pledged as security. The net book value at December 31, 2010 of the unit pledged as security is $188.1 million. The facility bears interest at LIBOR plus 0.90 % to 1.20% per annum depending on the ratio of market value to loan, and is repayable over a term of six years.

In May 2008, the Company entered into a sale and leaseback agreement for the drillship West Polaris with SFL West Polaris Limited, a subsidiary of Ship Finance. SFL West Polaris Limited is consolidated as a VIE by the Company. In July 2008 SFL West Polaris Limited entered into a US$700 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Polaris, which has been pledged as security. The net book value at December 31, 2010 of the unit pledged as security is $635.2 million. The facility bears interest at LIBOR plus 1.25% per annum and is repayable over a term of five years.

In September 2008, the Company entered into a sale and leaseback agreement for the two semi-submersible rigs West Taurus and West Hercules with SFL Deepwater Ltd, a subsidiary of Ship Finance. SFL Deepwater Ltd is consolidated as a VIE by the Company. In September 2008 SFL Deepwater Ltd entered into a $1,400 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Taurus and West Hercules, which have been pledged as security. The net book value at December 31, 2010 of the units pledged as security is $1,078.6 million. The facility bears interest at LIBOR plus 1.40% per annum and is repayable over a term of five years.

Bonds and convertible bonds

NOK500 million floating interest rate bonds
In September 2005, the Company raised $86.7 million (NOK500 million) through the issue of a seven year bond. The bond bears interest of NIBOR plus 1.60% per annum, payable quarterly in arrears. NOK50 million of the bonds have subsequently been repurchased by the Company.

NOK800 million floating interest rate bonds
In November 2010, the Company raised $134.2 million (NOK800 million) through the issue of a two year bond. The bond bears interest at NIBOR plus 2.75% per annum, payable quarterly in arrears. NOK 76.5 million of the bonds have been subsequently repurchased by the Company.

$350 million fixed interest rate bond
In October 2010, the Company's raised $350.0 million through the issue of a five year bond which matures in October 2015. Interest on the bonds bears a fixed interest of 6.50% per annum, payable semi-annually in arrears.

3.625% Convertible Bonds due 2012
In November 2007, the Company issued at par $1,000 million of convertible bonds. Interest on the bonds is fixed at 3.625% per annum, payable semi-annually in arrears and the bonds are convertible into Seadrill Limited common shares by the holders at any time up to 10 banking days prior to November 8, 2012, and in addition, the Company has a right to redeem the bonds at par plus accrued interest at any time following November 29, 2010, if certain conditions are met. At the time of issuance the conversion price was set at $34.47 per share, representing a 45% premium to the share price at the time. The conversion price has subsequently been reduced to $28.49 due to dividend distributions as of December 31, 2010.

On December 16, 2010, the Company announced a conversion incentive period for the holders of up to $250 million of the bonds, and subsequently accepted early conversion of same $250 amount. On April 7, 2011, Seadrill exercised its right to redeem the remainder of its $1,000 million five year convertible bond, see Note 34 Subsequent events.

4.875% Convertible Bonds due 2014
In September 2009, the Company issued at par $500 million of convertible bonds. Interest on the bonds was fixed at 4.875% per annum, payable semi-annually in arrears and the bonds were convertible into Seadrill Limited common shares by the holders at any time up to 10 banking days prior to September 29, 2014. The conversion price set at the time of issuance was $25.18 per share, representing a 35% premium to the share price at the time. On December 16 2010 the Company announced a conversion incentive period for the bond holders, and subsequently accepted early conversion of $493.4 million or 98.6% of the 2014 bonds. The remaining 1.4% of these bonds was converted to shares in the first quarter of 2011.

As a result of the induced conversion of the 2014 bond and part of the 2012 bond, a total of $91 million inducements fees and $6 million unamortized loan fess have been expended in 2010 as a loss on debt extinguishment. An additional loss of $48 million has been recognized on debt extinguishment relating to the bonds due 2014.

3.375% Convertible Bonds due 2017
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds is fixed at 3,375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $38.18. For accounting purposes $121 million has been allocated to the bond equity component and $529 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017. The bond contains covenants, the principle one requiring the Company to maintain a market adjusted equity ratio of at least 30%.

Commercial Interest Reference Rate (CIRR) Credit Facilities

In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2010 was $102.2 million (NOK599.8 million).

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2010 was $108.7 million (NOK638.0 million).

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of twelve years. The outstanding balance at December 31, 2010 was $143.6 million (NOK842.8 million).

In connection with the above three CIRR fixed interest term loans totaling $354.6 million (NOK2,080.6 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

Covenants on loans and bonds

Bank Loans
In addition to security provided to lenders in the form of pledged assets, bank loan agreements generally contain financial covenants, the main ones being as follows:

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least $110 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

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

Bonds
For the Company's outstanding bonds, the main covenants are as follows;

•	Equity Ratio; to maintain a total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

•
Equity ratio; to maintain a ratio of adjusted equity to total liabilities of at least 40%. Adjusted shareholder's equity is book value of equity adjusted for the difference between book and market values of drilling units.

As of December 31, 2010, the Company is in compliance with all of the covenants under its long-term debt facilities.

Note 23 – Other current liabilities

Other current liabilities are comprised of the following:

(In millions of US dollar)	December 31, 2010	December 31, 2009

Taxes payable	97.2	45.4
Employee withheld taxes, social security and vacation payment	96.0	64.1
Short-term portion of unfavorable contract values	23.4	39.5
Accrued interest expense	22.4	36.7
Liabilities relating to investment in shares (1)	539.8	498.7
Short term portion of deferred mobilization revenues	81.8	65.6
Derivative financial instruments (2)	191.5	101.5
Other current liabilities	386.9	323.8
Total other current liabilities	1,439.0	1,175.3

(1) Liabilities relating to the Company's share forward contracts are recorded as short-term debt.

(2) Derivative financial instruments consist of unrealized losses on interest rate swap agreements.

Note 24 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In millions of US dollar)	December 31, 2010	December 31, 2009

Accrued pension liabilities	74.8	37.7
Long-term portion of unfavorable contract values	4.1	23.4
Long term portion of deferred mobilization revenues	145.6	138.9
Other non-current liabilities	30.2	38.1
Total other non-current liabilities	254.7	238.1

Note 25 – Business Acquisitions

Acquisitions in 2010

Scorpion Offshore Ltd ("Scorpion")

Scorpion was established and incorporated in Bermuda with the purpose of operating a fleet of offshore drilling rigs and is listed on the Oslo Stock Exchange. Seadrill acquired its first shares in Scorpion and entered into forward contracts for the purchase of Scorpion shares in early 2008. In April 2010, Seadrill increased its ownership to 40.01 percent at a price per Scorpion share of NOK36. At that time Scorpion had a fleet of seven premium jack-up rigs with operations in South America, Middle East and South East Asia. In late May 2010, Seadrill increased its ownership to 50.1 percent of the outstanding shares and simultaneously announced a bid of NOK40.50 per share for the remaining outstanding shares that was launched on June 4, 2010. On July 19, 2010, it was announced that the holders of 48.7 percent of the total number of outstanding shares had accepted the offer increasing our ownership to 98.8 percent of the outstanding shares and votes in Scorpion. On September 20, 2010, Seadrill informed remaining Scorpion shareholders of its intention to exercise its right under Bermuda company law to compulsory acquire all remaining outstanding shares in Scorpion. The compulsory acquisition was completed on October 25, 2010 and the company’s shares were delisted from the Oslo Stock Exchange on November 17, 2010. As of December 31, 2010 Seadrill’s ownership in Scorpion is 100%.

Seadrill has applied the purchase method in this business combination (ASC topic 805). As part of the process, a valuation analysis has been performed to determine the fair values of certain identifiable intangible assets of Scorpion as of the acquisition date. The determination of the value of these components required the Company to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to the net present value of future expected cash flows from operations.

The allocation of the purchase price of Scorpion was based upon preliminary fair value studies. Estimates and assumptions are subject to change upon management’s review of the final valuations.

Acquisition consideration

(In millions of US dollar)
Cash	57.0
Fair Value of previously held 40% equity interest	226.0
Fair Value of Non Controlling Interests	281.8
Total acquisition consideration	564.8

On May 28, 2010 the Company acquired control of Scorpion, and remeasured the previously held 40% equity interest to its fair value. The difference between the US$115.4 million book value and the US$226.0 million fair value of the previously held 40% interest was recorded as a gain on a separate line item under financial items in the consolidated statement of operations in the year ended December 31, 2010.

As a result of the acquisition of control, we also recognized a  gain on a bargain purchase as the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired. We subsequently performed a reassessment of the values of all assets acquired, liabilities assumed, and consideration transferred. The reassessment confirmed our initial gain on bargain purchase.

During the third and fourth quarter of 2010, the Company acquired the remaining shares in Scorpion for a total amount of US$292.0, increasing the Company’s ownership in Scorpion to 100 % of the outstanding shares as of December 31, 2010. With effect from June 1, 2010, the results of Scorpion’s operations were included in our consolidated financial statements.

Gray Wireline Service, Inc

In December 2010, our subsidiary, Seawell, acquired Gray Wireline Service, Inc. ("Gray"), an independent cased hole wireline company in the U.S. The purchase price was $160.5 million.

Rig Inspection Services Limited

In August 2010, our subsidiary, Seawell, acquired Rig Inspection Services Limited ("RIS"), a private company with offices in Singapore and Australia. The purchase price was $9.4 million.

The purchase price of the acquired companies has been allocated as follows:

(In millions of US dollar)	Scorpion	Gray	RIS	Total
Assets:
Intangible assets	-	35.5	2.3	37.8
Goodwill	-	80.4	4.6	85.0
Fixed assets	1,234.1	43.6	0.2	1,277.9
Receivables and other current assets	209.9	33.5	3.3	246.7
Total assets	1,444.0	193.0	10.4	1,647.4

Liabilities:
Deferred tax	0.4	24.7	0.4	25.5
Payables and other current liabilities	822.6	7.8	0.6	831.0
Total liabilities	823.0	32.5	1.0	856.5

Purchase Price	564.8	160.5	9.4	734.7
Gain on bargain purchase	56.2	-	-	56.2

Acquisitions in 2009

There were no acquisitions in 2009.

Acquisitions in 2008

Noble Drilling

In April 2008, our subsidiary, Seawell, acquired the entire issued share capital of Noble Drilling UK Limited ("Noble Drilling"), a well services company incorporated in the United Kingdom. Noble Drilling was the North Sea Platform Division of Noble Corporation, a company incorporated in Switzerland and listed on the NYSE. The purchase price was $53.9 million, including working capital.

Peak Well

In March 2008, our subsidiary, Seawell, acquired the entire issued share capital of Peak Well Solutions AS ("Peak Well"), a well services company incorporated in Norway. The purchase price was $85.0 million, including working capital.

Tecwel

In May 2008, our subsidiary, Seawell, acquired the entire issued share capital of Tecwel AS ("Tecwel"), a well services company incorporated in Norway. The purchase price was $34.3 million, including working capital.

The purchase price of the acquired companies has been allocated as follows:

(In millions of US dollar)	Noble Drilling	Peak Well	Tecwel	Total
Assets:
Intangible assets	8.5	14.1	12.3	34.9
Goodwill	30.5	61.0	20.7	112.2
Fixed assets	-	6.3	3.7	10.0
Receivables and other current assets	17.6	14.8	5.2	37.6
Total assets	56.6	96.2	41.9	194.7

Liabilities:
Deferred tax	2.4	0.4	3.4	6.2
Payables and other current liabilities	0.3	10.8	4.2	15.3
Total liabilities	2.7	11.2	7.6	21.5

Purchase Price	53.9	85.0	34.3	173.2

Our business acquisitions have been accounted for in accordance with our Accounting policies detailed in Note 2 above, and the basis of presentation of all business combinations is described under Basis of presentation in Note 1 above.

Note 26 – Non-controlling interest

The Company's consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows include Seawell, whose issued share capital is 52.3% owned by the Company. The part of Seawell's total shareholders' equity not attributable to the Company is included in non-controlling interest.

In 2007 and 2008 the Company entered into five sale and leaseback arrangements for drilling rigs with Ship Finance, who incorporated subsidiary companies for the sole purpose of owning and leasing the rigs. The Company has recognized these subsidiary companies as VIEs and concluded that Seadrill is their primary beneficiary. Accordingly, these subsidiary companies are included in the Company's consolidated accounts, with the Ship Finance equity in these companies included in non-controlling interest.

For the years ended December 31, 2008 and 2007, the Other Comprehensive Income in these VIEs is not included in non-controlling interest, as it represents fair value adjustments to interest rate swaps designated as hedges on variable interest rate loans taken out by the VIEs, these swaps having been requirements of the lease contracts between the VIEs and Seadrill. Due to new accounting rules effective from January 1, 2010, the Other Comprehensive Income generated after this date has been allocated to non-controlling Interest.

Changes in non-controlling interest in 2010, 2009 and 2008 are as follows:

(In millions of US dollar)	Scorpion	Seawell	Ship Finance	Total
January 1, 2008	-	2.4	102.2	104.6
Changes in 2008	-	6.5	440.0	446.5
2008 net income	-	5.1	36.6	41.7
December 31, 2009	-	14.0	578.8	592.8
Changes in 2009	-	8.7	(59.5)	(50.8)
2009 net income	-	7.5	84.4	91.9
December 31, 2009	-	30.2	603.7	633.9
Changes in 2010	2.6	294.5	(446.4)	(149.3)
2010 net (loss)/income	(2.6)	1.4	55.9	54.7
December 31, 2010	-	326.1	213.2	539.3

Note 27 – Share capital

	2010		2009		2008
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	443,308,487	886.6	399,133,216	798.3	399,133,216	798.3
Treasury shares held by Company	(182,796)	(0.4)	(110,200)	(0.3)	(717,800)	(1.4)
Outstanding shares in issue	443,125,691	886.2	399,023,016	798.0	398,415,416	796.9
As of December 31, 2010, the Company's shares are listed on the Oslo Stock Exchange and the New York Stock Exchange.

The Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 443,308,487 of par value $2.00 each as of December 31, 2010. The number of shares issued in 2010 was 44,175,271, of which 31,020,271 was due to conversion of convertible debt instruments

A share repurchase program was approved by the Board in 2007 giving the Company the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet the Company's obligations relating to the share option scheme (see Note 28). As at December 31, 2010 the Company held 182,796 treasury shares and net shares outstanding at December 31, 2010 were 443,125,691.

In September 2008, the shareholders in the annual general meeting approved the reduction of the share premium account from $1,955.4 million to zero and the transfer of the balance of $1,955.4 million to the Company's Contributed Surplus.

Note 28 – Share option plans

The fair value of share options granted is recognized as personnel expenses, and in the year ended December 31, 2010, $11.4 million (2009: $14.9 million) were expensed in the income statement, $10.7 million of which relates to the Seadrill share option scheme and $0.7 million to the Seawell scheme. There were no effects on taxes in the financial statements. However if the option is exercised a tax benefit will be recorded, as the gain is recorded as deductible for tax purposes. If the Company has to expense social security taxes related to the benefit of options exercised such expenses will be recorded at the exercise date.

Seadrill Scheme:

In May 2005, the general meeting resolved to authorize the Board of Directors to establish and maintain a share option scheme (the "Seadrill Scheme") in order to align the interests of shareholders and key personnel in the Company. The Seadrill Scheme, which expires in May 2016, permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The options granted are not transferable and the initial subscription price is set at the discretion of the Board of Directors provided that the subscription price can not be reduced to a level below the par value of the share. The subscription price for certain options granted under the scheme will be adjusted downwards by the amount of dividends declared by the Company, irrespective of form, in the period from the date of grant until the date the option is exercised. Options granted under the scheme will vest at a date determined by the Board of Directors at the date of the grant. The options granted under the plan to date vest over a period that is normally one to three years or one to five years. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

In May 2009, 214 employees that were granted share options in 2008 were offered a repricing of, and an extension of their maturity date to May 2014 for options that had neither lapsed or been exercised as of that date. The new strike price was NOK90.833 ($14.09) for non-American participants and NOK104.64 ($16.23) for the American participants in the scheme. The option price for American participants are not adjustable for dividends, however, cash payments matching dividend distributions are paid out to such participants for the period between grant and exercise date at a delayed point in time, assuming that the options have vested and not lapsed and that the participant is still an employee of the Company.  The additional cost related to the re-pricing was $4 million, recognized as expenses of $1.4 million in 2009, $1.7 million 2010 and $0.9 million in 2011/12.

In 2010, 1,910,000 share options were granted at two distinct periods, April (310,000 share options) and November (1,600,000 share options). For accounting purposes, the fair value of the granted share options was estimated on the date of the grant using a Black Scholes option valuation model. For the valuation of the options granted in April, the following assumptions were applied; risk-free interest rate of 3.90% share price volatility of 40%., dividend yield of 0% and an expected option term of five years. For the valuation of the options granted in November, risk free interest rate of 3.55%  share price volatility of 25%.,dividend yield of 0% and an expected option term of five years were applied.

The risk-free interest rates are estimated using the published Norwegian treasury yield curve in effect at the time of grant for instruments with a similar term. The dividend yield of 0% is used in the valuation model because the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  Previously, we have assumed that 90% of the options will vest. In 2010 we changed that assumption to an expectation that 100% of the options will vest based on historical information of past employee behavior regarding exercises and forfeiture of options. We have adjusted our accrual of the relevant expense accordingly

The fair value of share options granted is recognized as personnel expenses, and in the year ended December 31, 2010, $11.4 million (2009: $14.9 million) were expensed in the income statement, $10.7 million of which relates to the Seadrill share option scheme and $0.7 million to the Seawell scheme. There were no effects on taxes in the financial statements. However if the option is exercised a tax benefit will be recorded, as the gain is recorded as deductible for tax purposes. If the Company has to expense social security taxes related to the benefit of options exercised such expenses will be recorded at the exercise date.

The following summarizes share option transactions related to the Seadrill Scheme in 2010, 2010 and 2008:

	2010		2009		2008
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$

Outstanding at beginning of year	6,199,833	13.87	5,978,100	18.11	4,088,700	13.30
Granted	1,910,000	29.94	1,026,000	14.45	2,658,000	25.38
Exercised	(2,329,000)	11.88	(607,600)	14.84	(490,900)	14.86
Forfeited	(268,433)	14.99	(196,667)	19.42	(277,700)	18.59
Outstanding at end of year	5,512,400	20.30	6,199,833	13.87	5,978,100	18.11
Exercisable at end of year	1,645,333	16.03	2,682,811	12.20	1,839,133	11.90

Options granted in 2006 had initial exercise prices between $2.23 and NOK102 ($16.28) per share, may be exercised one third each year beginning 12 months after they were granted, and expire between May 2010 and September 2011. Options granted in 2007 had initial exercise prices between NOK98.63 ($15.23) and NOK129.63 ($22.35) per share, may be exercised one third each year beginning 12 months after they were granted, and expire in September 2011. Options granted in 2008 have been repriced with exercise prices now being NOK 90.83 ($14.09) and NOK104.64 ($16.24) per share; they may be exercised one third each year beginning 12 months after they were repriced, and expire in May 2014. These same prices and dates apply to the options granted in 2009. Options granted in April 2010 had exercise price of NOK137.40 ($23.13), are exercisable one third after 12 or 15 months and expire in March/June 2015. Options granted in November 2010 had exercise prices of NOK192.90 ($31.4) for American citizens or residents and NOK185.20 ($31.06) for non-Americans. They may be exercised one fifth each year beginning 12 months after they were granted and expire in December 2015.

The weighted average grant-date fair value of options granted during 2010 is $8.96 per share (2009: $5.63 per share, 2008: $12.59 per share). The exercise price of all options is reduced by the amount of any dividends declared.

As of December 31, 2010 there was $19.2 million in unrecognized compensation costs relating to non-vested options granted under the Options Schemes (2009: $12.4 million). This amount will be recognized as expenses of $10.7 million in 2011, $4.5 million in 2012, $2.4 million in 2013 and $1.6 million in 2014.

There were 5,512,400 options outstanding at December 31, 2010 (2009: 6,199,833). Their weighted average remaining contractual life was 41 months (2009: 38 months) and their weighted average fair value was $15.96 per option (2009: $10.35 per option). The weighted average parameters used in calculating these weighted average fair values are as follows: risk-free interest rate 3.83% (2009: 4.029%), volatility 34% (2009: 37%), dividend yield 0% (2009: 0%), option holder retirement rate 0% (2009: 6%) and expected term 5 years (2010: 5 years).

During 2010 the total intrinsic value of options exercised was $22.2 million on the day of exercise. The intrinsic value of options full vested but not exercised at December 31, 2010 was $28.9 million and their average remaining term was 22 months.

Seawell Scheme:

Seawell has granted options to senior management and directors of the Company which provide the employee with the right to subscribe for new shares. The options are not transferable and may be withdrawn upon termination of employment under certain conditions. Options granted under the scheme will vest at a date determined by Seawell’s board of directors. The options granted under the plan to date vest over a period of one to three years.

As of December 31, 2010 there are seven programs issued, one in 2007, two in 2009 and four in 2010.

The fair value of the share options granted is recognized as personnel expenses. During 2010, NOK4.4 million has been expensed in the income statement (NOK7.0 million in 2009). There were no effects on taxes in the financial statements. If the option will be exercised social security related to the exercise will be expensed at exercise date.

The following summarizes share option transactions related to the Seawell Scheme in 2010, 2009 and 2008:

	2010		2009		2008
	Options	Weighted average exercise price NOK	Options	Weighted average exercise price NOK	Options	Weighted average exercise price NOK

Outstanding at beginning of year	6,147,000	13.76	4,097,000	14.58	4,097,000	13.75
Granted	460, 000	19.30	2,100,000	10.48	-	-
Forfeited	(100, 000)	10.00	(50,000)	14.58	-	-
Outstanding at end of year	6,507,000	14.79	6,147,000	13.76	4,097,000	14.58
Exercisable at end of year	3,398,000	15.16	1,349,000	15.45	-	-

Options issued under the 2007 Program may be exercised up to October 5, 2012. The exercise price is initially NOK13.75 per share increasing by 6 percent per anniversary. Options issued under the 2007 Program may be exercised by one third per year, first time on January 1, 2009. As of December 31, 2010, two third of the options granted under program 1 are exercisable.

Options issued in 2009 may be exercised up to December 31, 2015. The exercise price is between NOK10 and NOK12 per share, and may be exercised one third each year beginning twelve months after they where granted. As of December 31, 2010 one third of the options granted in 2009 are exercisable.

Options issued in 2010 have exercise prices between NOK18 and NOK22. They may be exercised by one third each year beginning 12 months after they were granted, and expire December 31, 2015. As of December 31, 2010 none of the options granted under any of the 2010 Programs are exercisable.

The weighted average grant-date fair value of options granted during 2010 is NOK7.56 per share (2009: NOK3.99 per share, 2007: NOK4.50 per share). As of December 31, 2010, total unrecognized compensation costs related to all unvested share-based awards totaled NOK3.2 million, which is expected to be recognized as expenses in 2011, 2012 and 2013 by, NOK2.3 million, NOK0.7 million and NOK0.2 million, respectively.

There were 6,507,000 options outstanding at December 31, 2010 (2009: 6,147,000). Their weighted average remaining contractual life are 36 months (2009: 46 months) and their weighted average fair value was NOK4.56 per option (2009: NOK 4.33 per option). The company has used the Black & Scholes pricing model in its fair value estimation. The weighted average parameters used in calculating these weighted fair values are as follow: risk-free interest rate 4.8% (2009: 5.0%) volatility 38.7% (2009: 38.6%), dividend yield 0% (2009: 0%), option holder retirement rate 10% (2009: 10%) and expected term 5.62 years (2009: 5.64 years)

Seawell will pay employers' national insurance contributions related to the options, while the option holders will be charged for the individual income taxes.

When stock options are exercised Seawell intends to settle the obligation by issuing new shares.

Note 29 - Pension benefits

The Company has a defined benefit pension plan covering substantially all Norwegian employees. A significant part of this plan is administered by a life insurance company.

In June 2009 we introduced a defined contribution plan for all new employees employed onshore. Under the new scheme, the Company contributes to the employee’s pension plan amounts ranging from five to eight percent of the employee’s annual salary. Existing onshore staff was given an option to join the new scheme or continue with their previous defined benefits plan.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. For offshore employees in Norway the primary benefits are a retirement pension of approximately 60 percent of salary at retirement age of 67, together with a long-term disability pension. Offshore employees on our mobile units may choose to retire at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations (Seawell) have the same pre-retirement pension, but are not allowed to retire until they are 62 years of age.

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

Effect of formerly SFAS No. 158 on the consolidated balance sheet

(In millions of US dollar)	2010	2009

Non-current liabilities	22.8	(23.7)
Deferred tax	(6.4)	6.6
Shareholders equity	(16.4)	(17.1)

Annual pension cost

(In millions of US dollar)	2010	2009	2008

Benefits earned during the year	18.3	18.0	19.3
Interest cost on prior years' benefit obligation	8.6	9.2	7.7
Gross pension cost for the year	26.9	27.2	27.0
Expected return on plan assets	(7.6)	(7.3)	(6.0)
Administration charges	0.7	0.5	0.4
Net pension cost for the year	20.0	20.3	21.4
Social security cost	2.8	2.9	3.0
Amortization of actuarial gains/losses	(0.9)	(0.5)	(0.7)
Amortization of prior service cost	-	-	-
Amortization of net transition assets	(3.1)	-	-
Total net pension cost	18.8	22.6	23.7

The funded status of the defined benefit plan

(In millions of US dollar)	December 31, 2010	December 31, 2009
Projected benefit obligations	214.5	171.5
Plan assets at market value	(149.7)	(138.9)
Accrued pension liability exclusive social security	64.8	32.6
Social security related to pension obligations	10.0	5.1
Accrued pension liabilities	74.8	37.7

Change in benefit obligations
(In millions of US dollar)	2010	2009

Benefit obligations at beginning of year	170.5	141.7
Interest cost	8.6	9.2
Current service cost	18.3	18.0
Benefits paid	(2.5)	(1.4)
Change in unrecognized actuarial gain	22.8	(26.4)
Foreign currency translations	(1.2)	30.3
Other adjustments	(2.0)	-
Benefit obligations at end of year	214.5	171.5

Change in pension plan assets
(In millions of US dollar)	2010	2009

Fair value of plan assets at beginning of year	135.1	92.9
Estimated return	7.6	7.3
Contribution by employer	23.6	27.2
Administration charges	(0.7)	(0.5)
Benefits paid	(1.5)	(1.2)
Change in unrecognized actuarial loss	(12.6)	(8.4)
Foreign currency translations	(1.8)	21.6
Fair value of plan assets at end of year	149.7	138.9

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

Assumptions used in calculation of pension obligations	2010	2009	2008

Rate of compensation increase at the end of year	4.00%	4.25%	4.50%
Discount rate at the end of year	4.20%	5.40%	5.80%
Prescribed pension index factor	2.00%	2.50%	2.50%
Expected return on plan assets for the year	4.60%	5.60%	6.30%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	3.75%	4.00%	4.25%
Expected annual early retirement from age 60/62:
Offshore personnel fixed installations	30.0%	30.0%	30.0%
Offshore personnel Mobile units and onshore employees	50.0%	50.0%	50.0%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2010 was as follows:

Pension benefit plan assets	2010	2009

Equity securities	15.6%	13.5%
Debt securities	49.1%	59.0%
Real estate	16.1%	16.6%
Money market	13.2%	8.5%
Other	6.0%	2.4%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 5.3 percent in 2010 and 5.6 percent in 2009.

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2011-2020. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2010 and include estimated future employee services.

(In millions of US dollar)	December 31 2010
2011	25.4
2012	27.3
2013	29.3
2014	31.5
2015	33.9
2016-2020	211.5
Total payments expected during the next 10 years	358.9

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

In the 12 months ended December 31, 2010, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries.

Rig	In millions of US dollar
West Ceres	-
West Prospero	19.6
West Polaris	126.4
West Hercules	125.2
West Taurus	111.0
Total	382.2

In December 2010, we agreed to amend the original sale and leaseback agreement with Rig Finance II Ltd. granting them a put option exercisable at the end of the lease period at which point in time the jack-up rig West Prospero could be sold to Seadrill at a fixed price of $40 million.

On July 1, 2010 our fully consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported as long-term debt due to related parties in our balance sheet as of December 31, 2010.

In July 2009, the Company exercised its option to repurchase the jack-up rig West Ceres from Rig Finance Ltd, the Ship Finance subsidiary which owned the unit, at the option price of $135.5 million. Accordingly, Rig Finance Ltd will no longer be consolidated as a VIE by the Company.

In November 2008, the Company granted Ship Finance an unsecured credit facility of $115.0 million, to be repaid in full by December 31, 2009. This facility is shown in the balance sheet as short- term "Amount due from related party" as of December 31, 2008. Ship Finance repaid $25.0 million in the first quarter of 2009, and the balance of $90.0 million was sold to Metrogas, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of $90.0 million was purchased back from Metrogas in the fourth quarter of 2009 and the loan was repaid on March 30, 2010. Consequently this facility is shown in the balance sheet as long term "Amount due from related party" as of December 31, 2009. Interest payable by Ship Finance, agreed on an arms-length basis, is paid monthly. Interest of $3.0, $8.8 and $2.1 million was received from Ship Finance in the twelve months ended December 31, 2010, 2009 and 2008 respectively.

In April 2009, the Company obtained an unsecured credit facility loan of $60.0 million from Metrogas. The amount was repaid in June 2009. Interest payable in accordance with the arms-length principles amounted to $0.7 million in the twelve months ended December 31, 2009.

In November 2009, the Company provided a short-term unsecured loan of $27.7 million to Scorpion, increased to $79.7 million in December 2009. Additional loans were provided during 2010 and total outstanding at May 31, 2010 was $240.0 million at which time Seadrill obtained a controlling interest in Scorpion. The loan was repaid during the third quarter of 2010. This facility was shown in the balance sheet as short- term "Amount due from related party" as of December 31, 2009. Interest payable, agreed on an arms-length basis amounted to $4.7 million in 2010 in the period prior to obtaining control of Scorpion. $1.0 million of interest was payable to Scorpion in the twelve months ended December 31, 2009.

Frontline provides management support and administrative services for the Company, and charged the Company fees of $0.5 million, $0.2 million and $0.2 million for these services in the years 2010, 2009 and 2008, respectively. These amounts are included in "General and administrative expenses".

In 2007, the Company sold the FPSOs Crystal Sea and Crystal Ocean. Aktiv was entitled to a 5% share of the gain on the sales and at December 31, 2007 the Company recorded a provision of $7.3 million payable to Aktiv, included in "Other current liabilities". This was settled in the first quarter of 2008.

Note 31 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's ambition is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting
At December 31, 2010, the Company had interest rate swap agreements with an outstanding principal of $2,706 million (2009: $2,854 million). In addition, the Company had outstanding cross currency interest rate swaps at December 31, 2010 with a principal amount of $174.4 million (2009: $174.4 million) These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "Gain/(loss) on derivative financial instruments". The combined total fair value of the interest rate swaps and cross currency interest swaps outstanding December 31, 2010 amounted to minus $144.7 million (2009: minus $67.4 million).

The Company's interest rate swap and cross currency interest rate swap agreements as at December 31, 2010, were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In millions of US dollar)
50	3 month LIBOR	4.6300%	May 2005 - May 2015
34 (NOK 220 mill)	3 month NIBOR+1.2%	3 month LIBOR+1.3%	Sept 2005 - Sept 2012
106	6 month LIBOR	3.8250%	April 2008 - Sept 2016
350	3 month LIBOR	4.1030%	June 2008 - June 2013
300	3 month LIBOR	4.1450%	June 2008 - June 2013
350	3 month LIBOR	4.4600%	Sept 2008 - Sept 2013
500	3 month LIBOR	2.0550%	Mar 2009- Mar 2014
250	3 month LIBOR	2.7075%	May 2009 - May 2014
250	3 month LIBOR	2.6210%	May 2009 - May 2014
250	3 month LIBOR	3.6400%	Dec 2008 - Dec 2011
300	3 month LIBOR	3.1600%	Dec 2008 - Dec 2018
140 (NOK 800 mill)	3 month NIBOR +2.75%	3 month LIBOR + 2.9475%	Nov 2009 – Nov 2011

The counterparties to the above agreements are DnBNOR Bank ASA, Swedbank AB, Fokus Bank, and ING Bank N.V. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are banks which have all provided loan finance to us and the interest rate swaps are related to those financing arrangements.

Interest rate hedge accounting

Two of the Ship Finance subsidiaries consolidated by the Company as VIE's have entered into interest rate swaps in order to mitigate the Company's exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of West Polaris and West Taurus.  These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income/loss". Below is a summary of the notional amounts, fixed interest rates payable and durations of these interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In millions of US dollar)
546 (West Polaris )	1 month LIBOR	3.8945%	July 2008 - Oct 2012
586 (West Taurus)	1 month LIBOR	2.1900%	Dec 2008 - Aug 2013

In the year ended December 31, 2010 the above two VIE Ship Finance subsidiaries recorded fair value losses of $11.4 million on their interest rate swaps. These losses were  recorded by those VIEs as "Other comprehensive income" but due to their ownership by Ship Finance these losses are included in "Non-controlling interest" on consolidation.

The subsidiary Seawell have entered into interest rate swaps in order to mitigate the Company's exposure to variability in cash flows. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income/loss". Below is a summary of the notional amounts, fixed interest rates payable and durations of these interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In millions of US dollar)
130 (NOK 750 mill)	1 month NIBOR OR	3.355%	April 2009 - October 2012

In the year ended December 31, 2010 the Seawell subsidiary recorded fair value losses of $1.9 million on their interest rate swaps. These losses were recorded as "Other comprehensive income" in the subsidiary, but an amount of $0.5 was included in "Non-controlling interest" on consolidation.

 Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The two VIEs, Seawell, and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the years ended December 31, 2010, 2009 and 2008 relating to derivative financial instruments.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2010, the Company had forward contracts and cross currency interest rate swaps to sell approximately $345.5 million between January 2011 and September 2012 at exchange rates ranging from NOK5.71 to NOK6.40 per US dollar and from SGD1.39 to SGD1.42 per US dollar. The total fair value of currency forward contracts December 31, 2010 amounted to $2.7 million (2009: $10.6 million).

Total Return Swap Agreements

In June and July 2008, the Company entered into Total Return Swap ("TRS") agreements with a total of 4,500,000 common shares in Seadrill as underlying security. The agreements were scheduled to expire in December 2008 and the initially agreed reference prices were in a range of NOK141.2 to NOK157.8 per share. In November 2008, these agreements were terminated and simultaneously a new TRS agreement with 4,500,000 common shares in Seadrill as underlying security was entered into. This agreement was scheduled to expire in February 2009 and the agreed reference price was NOK56.7 per share. In February 2009, the contract was extended to August 2009 and the new reference price was NOK61.3 per share. In August 2009, the contract was settled and simultaneously a new TRS agreement with 4,500,000 shares in Seadrill as underlying security was entered into. This agreement expired in February 2010 and the agreed reference price was NOK98.44 per share.

In February 2010, these agreements were settled and we simultaneously entered a new TRS agreement for 3,500,000 of common shares in Seadrill with an agreed reference price of NOK125.70 per share and an expiration date in February 2011. In September 2010, we partly settled the TRS agreement and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 common shares.

The total fair value gain relating to TRS agreements in 2010 amounted to $27.2 million (2009 $69.4 million).

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

Fair values

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US dollar)	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	598.2	554.4	-	43.8
Currency forward contracts – short term receivable	2.8	-	2.8	-
TRS equity swap contracts	38.2	-	38.2	-
Other derivative instruments – short term receivable	7.3	7.3	-	-
Total assets	646.5	561.7	41.0	43.8
Liabilities:
Interest rate swap contracts – short term payables	144.3	-	144.3	-
Total liabilities	144.3	-	144.3	-

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In millions of US dollar)
Beginning balance January 1, 2010	191.0
Realization	(162.2)
Purchase	15.0
Ending balance December 31, 2010	43.8

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

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of December 31, 2010.

Retained Risk

a) Physical Damage Insurance
The Company retains the risk, through self-insurance, for the deductibles relating to physical damage insurance on the Company's rig fleet, currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance
Except for 5 jack-up rigs, previously owned by Scorpion, the Company purchases insurance to cover the entire rig fleet for loss of revenue in the event of extensive downtime caused by physical damage, where such damage is covered under the Company's physical damage insurance. The Company's self-insured retentions under the loss of hire insurance are up to 60 days after the occurrence of the physical damage. Thereafter, under the terms of the insurance, the Company is compensated for loss of revenue for a period ranging from 100 days up to 360 days. The Company retains the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

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

In the year ended December, 31, 2010, 17% of the Company's contract revenues were received from Petroleo Brasileiro S.A (Petrobras) (2009: 10%), 15% from Statoil ASA ("Statoil") (2009: 17%), 10% from Total S.A. Group ("Total") (2009: 13%), 9% from Royal Dutch Shell Group ("Shell") (2009: 10%) and 7% from Exxon Mobil Corp ("Exxon") (2009: 12%).  There is thus a concentration of revenue risk towards Petrobras, Total, Exxon, Shell and Statoil.

Note 32 – Commitments and contingencies

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2010.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2010 was $10,090 million (2009: $7,514 million).

Purchase Commitments

At December 31, 2010, the Company had contractual commitments under ten newbuilding contracts totaling $2,073 million (2009: $1,678 million). The contracts are for the construction of one semi-submersible rig, six jack-up rigs, two drillships and one tender rig.

The maturity schedule for the contractual commitments as of December 31, 2010 is as follows:

(In millions of US dollar)	2011	2012	2013	2014	2015	2016 and thereafter
Newbuildings	663.0	314.0	1,096.0	-	-	-
Total	663.0	314.0	1,096.0	-	-	-

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In millions of US dollar)	December 31, 2010	December 31, 2009
Guarantees to customers of the Company's own performance	1,615	257
Guarantee in favor of banks	771	830
Guarantee in favor of suppliers	2,040	1,548
Guarantee in favor of Variable Interest Entities	2,218	2,479
Total	6,644	5,114

Note 33 – Variable Interest Entities (VIEs)

As of December 31, 2010, the Company leased one drillship, one jack-up rig, and two semi-submersible rigs from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2010:

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

* For the units West Prospero, West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessels may be sold to Seadrill for a fixed price of $40 million and $75 million respectively. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149.0 million and $135.0 million, respectively.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At December 31, 2010 the units are reported under drilling units in the Company's balance sheet.

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

		2011		2012		2013		2014	2015
	Base LIBOR Interest Rate	(US$thousands)		(US$thousands)		(US$thousands)		(US$thousands)	(US$thousands)
West Prospero	5.10%	53.9		52.9		51.5		46.1	38.2
West Polaris	2.85%	344.5	*	323.5	*	222.3		176.5	175.4
West Taurus	4.25%	307.8	*	311.9	*	316.2	*	320.7	165.0
West Hercules	4.25%	378.8		250.0		250.0		238.3	180.0

* For a period the interest rates for West Polaris and West Taurus have been fixed at 3.894% and 2.174%, respectively, and the bareboat charter rate for these two units is fixed regardless of movements in LIBOR interest rates. These fixed charter rates are reflected in the above table.

The assets and liabilities in the statutory accounts of the VIEs are as follows:

(In millions of US dollar)	Rig Finance II Ltd.	SFL West Polaris Limited	SFL Deepwater Ltd.
Name of unit	West Prospero	West Polaris	West Taurus West Hercules

Investment in finance lease	132.6	689.5	1,396.2
Other assets	31.2	13.0	31.5
Total assets	163.8	702.5	1,427.7
Long term debt	91.9	470.2	938.9
Other liabilities	9.2	210.3	409.1
Total liabilities	101.1	680.5	1,348.0
Equity	62.7	22.0	79.7
Book value of units in the Company's consolidated accounts	188.1	635.2	1,078.6

Note 34 – Subsequent Events

In December 2010, the Company entered into a purchase agreement with completion date January 30, 2011 to acquire two ultra-deepwater semi-submersible drilling rigs under construction at the Jurong Shipyard. The total project price for the two rigs was estimated to approximately $1.2 billion (including project management for the remaining construction period, drilling and handling tools, spares, operations preparations and capitalized interest). The first unit was delivered from the yard early April and is currently in transit to Mexico. Delivery of the second rig is scheduled in fourth quarter 2011.

In January 2011 a $1.10 billion secured credit facility was entered into to fund the acquisition of two ultra-deepwater semi-submersible drilling rigs mentioned above. These two units were pledged as security for the facility which bears interest at LIBOR plus a margin and is repayable over a term of seven years. At maturity a balloon payment of $498 million is due.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride International, Inc. ("Pride") (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction valued at $41.60 per share based on Ensco's closing share price on February 4, 2011. The implied offer price represents a premium of 21% to Pride's closing share price as of the same date and a premium of 25% to the one month volume weighted average closing price of Pride. The definitive merger agreement has unanimously been approved by each company's board of directors. Under the terms of the merger agreement, Pride stockholders will receive 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock. Upon closing, and reflecting the issuance of new Ensco shares, Pride stockholders collectively will own approximately 38% of Ensco's outstanding shares. The transaction is subject to approval by the shareholders of Ensco and Pride, as well as other customary closing conditions. The transaction is not subject to any financing condition. Ensco and Pride will hold special shareholder meetings on May 31, 2011 to vote on the proposed merger agreement. Seadrill directly or indirectly owns and controls 9.4% of the outstanding shares in Pride.

On February 11, 2011, Seahawk Drilling, Inc. ("Seahawk") (Nasdaq: HAWK) announced that Hercules Offshore, Inc. ("Hercules") (Nasdaq: HERO) is acquiring substantially all of Seahawk's assets in a transaction valued at approximately $105 million. Total consideration is comprised of 22.3 million Hercules shares plus sufficient cash to retire indebtedness of approximately $25.0 million, and working capital liabilities subject to closing adjustments. At February 10, 2011 closing price of $3.62 per share, the value of the transaction is $105 million. The asset sale will be implemented through a Chapter 11 bankruptcy filing in which Seahawk will seek expedited hearings to obtain Court approval. Both companies expect to obtain regulatory clearance under the Hart-Scott-Rodino Antitrust Act and close the transaction in the second quarter of 2011. We expect no impact on Seahawk's operations and Seahawk will continue to perform work for its customers without interruption. Seahawk expects that full payment of all funded debt and trade payables will be made. Additionally, Seahawk expects to pay all vendors for goods and services provided after the filing. Seadrill owns 9.3 percent of Seahawk after receiving the shares as dividend in kind following the spin-off of Seahawk from Pride International, Inc in August 2009.

On February 15, 2011, our Board of Directors resolved to establish a new majority owned subsidiary focused entirely on harsh environment operations. The new subsidiary is called North Atlantic Drilling Limited ('NADL'), owns a fleet of five existing harsh environment units and one construction contract for a new harsh environment jack-up rig. The six drilling units are: West Phoenix, West Venture, West Alpha, West Navigator, West Epsilon and West Elara. $1,700 million was raised through a private placement. 1,000,000,000 new ordinary shares were issued at a price of $1.7 per share. Seadrill subscribed for 750,000,000 shares, and owns 75% of the new company. The remaining 25% is owned mostly by international shareholders. The company was listed on the Norwegian OTC list in February and the transaction was closed on Apri1 1, 2011.

On February 24, 2011, the Company declared a dividend of $0.675 per share, plus an extraordinary dividend of $0.20 per share that was paid on March 16, 2011.

On February 24, 2011, Seawell and Allis-Chalmers Energy Inc ("Allis") announced that shareholders of Allis approved the proposed merger of Allis into Wellco Sub Company, a wholly owned subsidiary of Seawell. Each share of Allis stock was converted into either $4.25 in cash or 1.15 common shares of Seawell, depending on elections made by the Allis stockholders. Approximately 95% of Allis-Chalmers stockholders elected to receive stock and approximately 5% elected to receive cash or made no election. After the merger Seadrill’s holding of shares in Seawell fell to 36.5 percent. As a result, with effect from the first quarter 2011, Seawell will be accounted for by Seadrill as an investment in associate.

On February 28, 2011, Seadrill entered into an agreement for the construction of two tender rigs with the COSCO Nantong Shipyard, or COSCO, in China. The two new units, that will be named T15 and T16, are scheduled for delivery in the first quarter and third quarter 2013, respectively. Total project price is estimated at US$225 million, which includes project management, drilling and handling tools, spares and capitalized interest. Both units have been assigned to Chevron Thailand Exploration and Production for five-year contracts operating offshore Thailand. Combined estimated contract value with Chevron for the two units totals approximately $420 million and commencement of operations is expected in the second quarter 2013 and fourth quarter 2013 subsequent to delivery from yard.

On March 21, 2011, the Company announced that an agreement had been entered into for the construction of a new harsh environment jack-up rig, to be named West Linus with Jurong Shipyard in Singapore. The total project price for the new jack-up rig is estimated at $530 million and completion is scheduled for the end of the third quarter 2013. A five year contract has been agreed, under which the new unit is scheduled to commence operations in Norway for ConocoPhillips in the forth quarter 2013. It has been decided to offer both the construction and the drilling contract to the newly formed 75% subsidiary NADL.

On April 7, 2011, Seadrill exercised its right to redeem its $1,000 million five year convertible bond, issued in 2007, with a maturity date of November 8, 2012. At the date of the announcement, the remaining loan was $749.4 million and the conversion price was $27.80 per share. The loan agreement provides the bondholders with a time window to convert their bonds into shares that ended on April 26, 2011. As of that date bondholders representing $721.2 million had elected to convert their bonds into shares. The remaining bonds will be redeemed at par value plus accrued interest on the final settlement date of May 10, 2011.

On April 11, 2011, we exercised an option to build a new ultra-depwater drillship at the Samsung yard in South Korea. The total project cost is estimated at $600 million and delivery of the new unit is scheduled for the third quarter 2013.

On April 12, 2011, we exercised an option to build a new tender barge at COSCO in China. The new unit, T17, is scheduled for delivery in the first quarter 2013, with a total project cost estimated at $115 million.

On April 13, 2011, we entered into an agreement to sell the newly built jack-up drilling rig West Juno to an undisclosed buyer incorporated in UK for a total consideration of US$248.5 million

On April 19 and 20, 2011, Seadrill repurchased 400,000 and 300,000 at average price per share of NOK181.5 and NOK185.1, respectively.

Note 35 – Unaudited proforma data regarding the Scorpion acquisition

The table below illustrates pro-forma information as though the acquisition date of Scorpion had been effective as of the beginning of the annual reporting period:

(In millions of US dollar)	Year ended December 31, 2010	Year ended December 31, 2009

Revenue of the acquiree since the acquisition date *	210.0	N/A
Earnings/ (loss) of the acquiree since the acquisition date *	(29.6)	N/A
Combined revenue	4,181.2	3,599.3
Combined earnings	1,179.7	1,553.9

* Based on actual figures

Non-recurring items related to the re-measurement of previously held equity interest and gain on bargain purchase is included in combined earnings in both 2010 and 2009. This amounts to US$166.8 million