Form 20-F/A
period 2011-12-31
SEADRILL LTD
filed 2012-10-23
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ X ]	Accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

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

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 27, 2012 (the "2011 Form 20-F"), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 with detail-tagged footnotes to the financial statements in accordance with Rule 405 of Regulation S-T.  This Exhibit was previously filed with block-tagged footnotes.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred since the 2011 Form 20-F was originally filed.

PART III

ITEM 19.                      EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

Exhibits	Description

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEADRILL LIMITED

By:	/s/ Fredrik Halvorsen
Name: Fredrik Halvorsen
Title: Chief Executive Officer of Seadrill Management AS
(Principal Executive Officer of Seadrill Limited)

Dated: October 23, 2012