Form 20-F
period 2012-12-31
SEADRILL LTD
filed 2013-04-30
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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

As of December 31, 2012, there were 469,178,074 shares, par value $2.00 per share, of the Registrant's common stock outstanding.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes	[_] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months

[X] Yes	[_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]

Non-accelerated filer [_] (Do not check if a smaller reporting company)	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

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

In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to the offshore drilling market, including supply and demand, utilization rates, daily rates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in oil and gas prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs, the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, political events, crew wages, drydocking, repairs and maintenance, customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue, the level of expected capital expenditures and the timing and cost of completion of capital projects, liquidity and adequacy of cash flow for our obligations, including our ability and the expected timing to access certain investments in highly liquid instruments, our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement and share repurchases under our share repurchase program, timing and proceeds of asset sales, tax matters, including our effective tax rate, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Norway, the United Kingdom, and the United States, legal and regulatory matters, including results and effects of legal proceedings and governmental audits and assessments, outcome and effects of internal and governmental investigations, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis, effects of accounting changes and adoption of accounting policies, investments in recruitment, retention and personnel development initiatives, pension plan and other post retirement benefit plan contributions, the timing of severance payments and benefit payments, acquisitions and divestitures of businesses and assets and the execution of transactions to acquire and divest businesses and assets, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

PART 1.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Throughout this Annual Report, unless the context otherwise requires, references to "Seadrill Limited," the "Company," "we," "us," "Group," "our" and words of similar import refer to Seadrill Limited, its subsidiaries and its other consolidated entities. Unless otherwise indicated, all references to "US$" and "$" in this report are to, and amounts are represented in, US dollars. Seadrill Management AS and Seadrill Management Ltd. are collectively referred to as Seadrill Management.

A.	SELECTED FINANCIAL DATA

The selected statement of operations and cash flow statement data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2012 and 2011 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this Annual Report, which have prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected statement of operations and cash flow statement data for the fiscal year ended December 31, 2009 and 2008 and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from the Consolidated Financial Statements of the Company and are not included herein.

The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto, which are included herein. The Company's financial statements are maintained in U.S. dollars. We refer you to the Notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are presented.

	Year ended December 31,
	2012	2011	2010	2009	2008
		(In millions of U.S. dollars except common share and per share data)
Statement of Operations Data:
Total operating revenues	4,478	4,192	4,041	3,254	2,106
Net operating income	1,791	1,774	1,625	1,372	649
Net income (loss) (1)	1,205	1,482	1,172	1,353	(123)
Earnings per share, basic	$2.37	$3.05	$2.73	$3.16	$(0.41)
Earnings per share, diluted	$2.34	$2.96	$2.73	$3.00	$(0.41)
Dividends paid (2)	1,975	1,440	990	199	688
Dividends paid per share	$4.31	$3.14	$2.41	0.50	1.75

(1) In 2008, other financial items included an impairment loss of $615 million related to our investments in Pride International Inc., or Pride, Scorpion Offshore Limited, or Scorpion, and SapuraCrest Bhd, or SapuraCrest.

(2) For the year ended December 31, 2012, North Atlantic Drilling Limited, or NADL, a 73% owned subsidiary, paid $50 million in dividends to non-controlling interests. For the year ended December 31, 2011, NADL paid $17 million in dividends to non-controlling interests.

	Year ended December 31,
	2012	2011	2010	2009	2008
		(In millions of US dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	318	483	755	460	376
Drilling units	12,894	11,223	10,795	7,515	4,645
Newbuildings	1,882	2,531	1,247	1,431	3,661
Investment in associated companies	509	721	205	321	240
Goodwill	1,320	1,320	1,676	1,596	1,547
Total assets	19,632	18,304	17,497	13,831	12,305
Interest bearing debt (including current portion)	10,761	9,993	9,157	7,396	7,437
Share capital	938	935	886	798	797
Equity	6,024	6,302	5,937	4,813	3,222
Common shares outstanding	469.1	467.8	443.1	399.0	398.4
Weighted average common shares outstanding	468.5	458.6	409.2	398.5	398.3

Other Financial Data:
Net cash provided by operating activities (1)	1,590	1,669	1,210	1,349	344
Net cash used in investing activities (1)	(1,360)	(2,486)	(2,207)	(821)	(3,790)
Net cash (used in)/provided by financing activities	(395)	538	1,293	(453)	(2,826)
Capital expenditure	(1,690)	(2,543)	(2,368)	(1,369)	(2,768)

(1) We have in 2012 and 2011 significally expanded our fleet of drilling rigs and as a result of this, our long term maintenance has increased correspondingly. In response to this, we determined that we had incorrectly classified payments related to long term maintenance as an investing activity rather than as an operating activity in the consolidated statement of cash flows.  We concluded that such classification was not material to cash flows from operating activities and investing activites for previously reported periods.  Accordingly, the presentation of the consolidated statement of cash flows for the years ended December 31, 2011, 2010, 2009 and 2008 have been revised.  This resulted in a decrease in cash provided by Operating Activities and an increase in cash on Investing Activities, of $147 million in 2011, $90 million in 2010, $103 million in 2009, and $57 million in 2008.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this Annual Report, all information concerning our business and our assets is as of April 22, 2013.

Risks Relating to Our Industry

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

—	worldwide production and demand for oil and gas;

—	the cost of exploring for, developing, producing and delivering oil and gas;

—	expectations regarding future energy prices;

—	advances in exploration, development and production technology;

—	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

—	the level of production in non-OPEC countries;

—	government regulations, including restrictions on offshore transportation of oil and natural gas;

—	local and international political, economic and weather conditions;

—	domestic and foreign tax policies;

—	development and exploitation of alternative fuels;

—	the policies of various governments regarding exploration and development of their oil and gas reserves;

—	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

—
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and less technologically-advanced drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

—	the availability of competing offshore drilling units;

—	the level of costs for associated offshore oilfield and construction services;

—	oil and gas transportation costs;

—	the level of rig operating costs, including crew and maintenance;

—	the discovery of new oil and gas reserves;

—	the cost of non-conventional hydrocarbons; and

—	regulatory restrictions on offshore drilling.

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

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under daily rates contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these clients will be willing or financially able to indemnify us against all these risks. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in 2012, a U.S. District Court in the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities (except as described below with respect to drilling units and equipment in the U.S. Gulf of Mexico, "GOM"). However, pollution and environmental risks generally are not totally insurable.

We maintain a portion of deductibles for damage to our offshore drilling equipment and third-party liabilities. With respect to hull and machinery we currently maintain a deductible per occurrence of $5 million for all of our fleet, except for tender barges, for which it is $1 million. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by our insurance with no deductible. For general and marine third-party liabilities we generally maintain up to $25,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage, except for our drilling units operating in the U.S. GOM where the deductible is $500,000 per occurrence.

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

An over-supply of offshore drilling units may lead to a reduction in daily rates and therefore may materially impact our revenues and profitability.

During the recent period of high utilization and high daily rates, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and daily rates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. The worldwide fleet of ultra-deepwater drilling units consisted of 128 rigs, including 64 semi-submersible rigs and 64 drillships as of April 22, 2013. An additional 14 semi-submersible rigs and 70 drillships are under construction or on order, which would bring the total fleet to 212 units. A relatively large number of the drilling units currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in daily rates as the active fleet grows. Lower utilization and daily rates could adversely affect our revenues and profitability. Prolonged periods of low utilization and daily rates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

—	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

—	types, sizes and ages of drilling units;

—	supply and demand for drilling units;

—	costs of newbuildings;

—	prevailing level of drilling services contract daily rates;

—	governmental or other regulations; and

—	technological advances.

If we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, results of operations and ability to pay dividends to our shareholders.

Consolidation of suppliers may increase the cost of obtaining supplies, or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, caters and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, or BOPs, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts.  For instance, we experienced an interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier.  Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

Our international operations in the offshore drilling sector involve additional risks, which could adversely affect our business.

We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

—	terrorist acts, armed hostilities, war and civil disturbances;

—
acts of piracy, which have historically affected ocean-going vessels, trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

—	significant governmental influence over many aspects of local economies;

—	seizure, nationalization or expropriation of property or equipment;

—	repudiation, nullification, modification or renegotiation of contracts;

—	limitations on insurance coverage, such as war risk coverage, in certain areas;

—	political unrest;

—	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

—	the inability to repatriate income or capital;

—	complications associated with repairing and replacing equipment in remote locations;

—	import-export quotas, wage and price controls, imposition of trade barriers;

—	U.S. and foreign sanctions or trade embargoes;

—	regulatory or financial requirements to comply with foreign bureaucratic actions;

—	changing taxation policies, including confiscatory taxation;

—	other forms of government regulation and economic conditions that are beyond our control; and

—	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

—	the equipping and operation of drilling units;

—	repatriation of foreign earnings and exchange controls;

—	oil and gas exploration and development;

—	taxation of offshore earnings and the earnings of expatriate personnel; and

—	use and compensation of local employees and suppliers by foreign contractors.

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

In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). These new sanctions were codified within the Iranian Transactions Regulations on or about December 26, 2012.  However, we do not believe this provision is applicable to us, as we are primarily owned and controlled by non U.S. persons. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the timeframe covered by the report.  The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. The President of the U.S. must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any violative activity, conducted by ourselves or by any affiliate, that is likely to trigger an SEC disclosure requirement. Sanctions affecting non-U.S. companies like us were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and we believe that these sanctions will continue to become more restrictive for the foreseeable future.  In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our shares. Additionally, some investors may decide to divest their interest, or not to invest, in our shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We currently do not have any jack-up rigs or moored drilling units operating in the U.S. GOM. However, we do have two ultra-deepwater semi-submersible drilling rigs contracted for operations in the U.S. GOM that are self-propelled and equipped with thrusters and other machinery, which enable the rig to move between drilling locations and remain in position while drilling without the need for anchors. Furthermore we have three ultra-deepwater drillships contracted for operations in the Mexican part of the GOM.

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

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

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

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in 2012, a U.S. District Court in the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy.

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

Due to concern over the risk of climate change, a number of countries and the United Nations' International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the IMO's Maritime Environment Protection Committee, or MEPC, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The European Union is still considering expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation.

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

In the near-term aftermath of the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. GOM and subsequently implemented Notices to Lessees 2010-N05 and 2010 N-06, providing enhanced safety requirements applicable to all drilling activity in the U.S. GOM, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. GOM must comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems. We continue to evaluate these new measures to ensure that our rigs and equipment are in full compliance, where applicable. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, we anticipate that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act  could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts us in contact with persons who may be considered "foreign officials" under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the UK Bribery Act. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and UK Bribery Act. We are, however, subject to the risk that we or our affiliated companies or our or their respective officers, directors, employees or agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. All of these activities involve interaction by our agents with non U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism, piracy and political and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower daily rates. Insurance premiums could increase and coverage may be unavailable in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Cuba, Iran, Sudan and Syria, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

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

As of December 31, 2012, we had $11 billion in principal amount of interest bearing debt, representing approximately 62% of our total market capitalization. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.

Our debt agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

—	enter into other financing arrangements;

—	incur additional indebtedness;

—	create or permit liens on our assets;

—	sell our drilling units or the shares of our subsidiaries;

—	make investments;

—	change the general nature of our business;

—	pay dividends to our shareholders;

—	change the management and/or ownership of the drilling units;

—	make capital expenditures; and

—	compete effectively to the extent our competitors are subject to less onerous restrictions.

If we are unable to comply with the restrictions and the financial covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. In addition, if we are required to deconsolidate Seadrill Partners or any other significant subsidiary, or otherwise make a significant change in accounting policy, this may result in a violation of these restrictions and covenants as of the date of the change in accounting policy. If a default occurs under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. We pledge our drilling units as security for our indebtedness.  If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As of December 31, 2012, we had $8.9 billion of interest bearing debt secured by, among other things, liens on our drilling units.  In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be accelerated and become due and payable. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable.

We rely on a small number of customers.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As of December 31, 2012, our five largest customers accounted for approximately 59% of our future contracted revenues, or backlog. Our results of operations could be materially adversely affected if any of our major customers failed to compensate us for our services, were to terminate our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable daily rates.

We are exposed to the credit risks of our key customers and certain other third parties, and non-payment by these customers and other parties could adversely affect our financial position, results of operations and cash flows.

We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties. Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material nonpayment or nonperformance by these entities, other key customers or certain other third parties could adversely affect our financial position, results of operations and cash flows.

Newbuilding projects and surveys are subject to risks that could cause delays or cost overruns.

As of December 31, 2012, we had an outstanding newbuilding order book with various yards for an additional 19 drilling units with corresponding contractual yard commitments totaling $5.6 billion. Since then, we have ordered four jack-up rigs, increasing our contracted yard commitments to $6.5 billion. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Failure to secure a drilling contract prior to delivery of our newbuilding drilling rigs could adversely affect our results of operations.

We have entered into agreements with various shipbuilding yards in Singapore, South Korea and China for the construction of 23 new drilling rigs consisting of drillships, semi-submersible rigs, tender barges and jack-up rigs. We have not yet secured drilling contracts on 11 of these newbuilding rigs. Historically, the industry has at times experienced prolonged periods of overcapacity, during which many rigs were idle for long periods of time. Our failure to secure a drilling contract for any of these newbuilding rigs prior to their delivery could adversely affect our cash flows and results of operations.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers have the right to terminate their drilling contracts upon the payment of an early termination fee. However, such payments may not fully compensate us for the loss of the contract. Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

The provisions of the majority of our offshore rig contracts that are term contracts at fixed daily rates may not permit us fully to recoup our costs in the event of a rise in our expenses.

The majority of our drilling units are employed on long-term contracts. The average remaining contract length as of December 31, 2012, was 35 months for our floaters, 30 months for our tender rigs and 20 months for our jack-up rigs. The majority of these contracts have daily rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the daily rates based on stipulated cost increases including wages, insurance and maintenance cost. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Shorter term contracts normally do not contain escalation provisions.

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

As of December 31, 2012, we have eight contracts that expire in 2013, 10 contracts that expire in 2014 and 11 contracts that expire in 2015. Our ability to renew existing contracts or obtain new contracts will depend on the prevailing market conditions. Likewise, our customers may reduce their activity levels or seek to terminate or renegotiate drilling contracts with us. If we are not able to obtain new contracts in direct continuation, or if new contracts are entered into at daily rates substantially below the existing daily rates or on terms otherwise less favorable compared to existing contracts terms, such as contracts on a turnkey basis, our revenues and profitability could be adversely affected.

Our future contracted revenue, or backlog, for our fleet of drilling units may not be ultimately realized.

As of December 31, 2012, the future contracted revenue for our fleet of drilling units, or contract backlog, was approximately $21.0 billion. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Competition within the offshore drilling industry may adversely affect our results of operations and financial condition.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics in comparison to our drilling rigs, or expand into service areas where we operate. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. This includes uncertainty to the continuing discussions in the United States regarding the federal debt ceiling. In Europe, as a result of the continuing credit crisis, in particular in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation is continuing to grow as new units are being delivered. Furthermore, additional rigs currently under construction are expected to increase the future demand for offshore drilling crews. In some regions such as Brazil and Western Africa, limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase demand for qualified offshore drilling crews, which may increase our costs. A continued expansion of the rig fleet, improved demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents. In response to these labor market conditions, we have increased our efforts related to recruitment, training, development and retention programs as required to meet our anticipated personnel needs.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Brazil, Mexico, Nigeria, Norway and the U.K. In addition, some of our contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

An inability to obtain visas and work permits for our employees on a timely basis could hurt our operations and have an adverse effect on our business.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

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

We may suffer losses through our investments in other companies in the offshore drilling and oil services industry, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other services.  These investments include equity interests in Archer Limited, or Archer, Varia Perdana Bhd., or Varia Perdana, Asia Offshore Drilling Ltd., or AOD, Tioman Drilling Company Sdn Bhd, or Tioman Drilling, Sevan Drilling ASA, or Sevan, SapuraKencana Petroleum Bhd, or SapuraKencana, Seabras Sapura Participacoes SA, or Seabras Participacoes, Seabras Sapura Holdco Ltd. or Seabras Holdco, Itaunas Drilling B.V., or Itaunas, Camburi Drilling B.V., or Camburi, and Sahy Drilling B.V., or Sahy. The market value of our equity interest in these companies is likely to be volatile and could fluctuate in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry.  For example, in 2012, we recognized an impairment charge of $221 million related to our investment in Archer.  If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

We may not be able to raise equity or debt financing sufficient to execute our growth strategy and to pay the cost of all of our newbuilding drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to execute our growth strategy and to fund our capital expenditures. Borrowings under our current credit facilities, which are subject to certain conditions, and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments of all of our newbuilding drilling units, which is currently $6.5 billion.  If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we would be prevented from realizing potential revenues from these projects, we could also lose all or a portion of our yard payments that were paid by us, which as of April 22, 2013, amounted to $2.0 billion and we could be liable for penalties and damages under such contracts.

Interest rate fluctuations could affect our earnings and cash flow.

In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds and convertible bonds, the large majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2012, our total floating rate debt amounted to $8.5 billion of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $6.1 billion. The corresponding weighted average interest rate was 2.4%. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all. If we are unable to effectively manage our interest rate exposure through interest rate swaps, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

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

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. Please see Note 4 to our Consolidated Financial Statements.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code, as amended (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10.E "Additional Information – Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in shares of our common stock, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10.E "Additional Information – Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We depend on directors who are associated with companies that may be indirectly influenced by Mr. John Fredriksen, which may create conflicts of interest.

Mr. John Fredriksen, our President and Chairman, may have indirect influence over our principal shareholder, Hemen Holding Ltd., or Hemen, the shares of which are held in trusts, or the Trusts, established for the benefit of Mr. Fredriksen's immediate family. In addition to us, Hemen also has significant direct or indirect shareholdings, in certain other companies, including, Frontline Ltd. (NYSE: FRO), or Frontline, and Ship Finance International Limited (NYSE: SFL), or Ship Finance. In addition, Hemen owns approximately 7.8% of our minority-owned subsidiary Archer Limited (OSE:NO). Our Vice-President and director Mr. Tor Olav Trøim is also a director of Archer Limited, Golar LNG Partners LP (NASDAQ: GMLP), Golar LNG Limited (NASDAQ GS: GLNG), a company whose principal shareholder's shares are also held in the Trusts. One of our other directors, Kate Blankenship, is also a director of Frontline, NADL, Ship Finance, Golar LNG Partners LP (NASDAQ: GMLP), Golar LNG Limited and Archer Limited.  One of our other directors, Mr. Paul Leand, is also a director of Ship Finance, and another director, Mr. Bert Bekker, is also a director of Seadrill Partners. Mr. Fredriksen, Mr. Trøim and Mrs. Blankenship owe fiduciary duties to each of Seadrill, Frontline, Ship Finance and Archer Limited, as applicable, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Archer Limited, Ship Finance, Golar LNG Partners, or Golar LNG than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships for operations in shallow, mid and deepwater areas, and in benign and harsh environments. Through a number of acquisitions of other companies and contracts for newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We own and operate a fleet of 66 offshore drilling units, which consist of 15 semi-submersible rigs, 11 drillships, 24 jack-up rigs and 16 tender rigs, including 23 units currently under construction, which consists of seven drillships, two semi-submersible rig, nine jack-up rigs and five tender rigs. The delivery schedule for our newbuildings under construction commences during the fourth quarter 2012 and ends in the fourth quarter 2015, with the majority of deliveries scheduled to be completed in 2013. See Item 5. "Operating and Financial Review and Prospects – Fleet Development." In addition, (i) we operate five tender rigs in association with Varia Perdana Sdm Bhd, or Varia Perdana, and (ii) we provide the construction supervision, project management, and commercial management to all three newbuilding jack-up rigs of Asia Offshore Drilling Ltd (AOD). The first of the newbuildings, AOD I, was completed and delivered in January 2013, and the second in April 2013.

Our majority owned subsidiary, North Atlantic Drilling Limited, or NADL, which trades on the Norwegian OTC List under the symbol "NADL", focuses entirely on harsh environment operations. Upon its foundation in 2011, NADL acquired from Seadrill five harsh environment drilling rigs and one construction contract for a semi-submersible drilling rig. NADL currently has a fleet of nine units, consisting of four semi-submersibles (including the West Hercules, which it operates on our behalf), one ultra-deepwater drillship, two jack-up rigs, and contracts for the construction of two additional drilling rigs, the West Linus, a jack up rig, and the West Rigel, a semi-submersible. NADL has submitted a registration statement to the Commission to register its common shares under the Securities Act of 1933, as amended, or the Securities Act.  Upon completion of the Commission's review process, NADL plans to commence the initial public offering of its common shares in the U.S. and list its common shares on the New York Stock Exchange. Concurrently with its initial public offering, NADL plans to offer to exchange the unregistered common shares previously issued in private placement offerings, excluding the common shares owned by us and other affiliates of NADL, for common shares that have been registered under the Securities Act.  We currently own 73% of NADL's outstanding shares.

On October 18, 2012, Seadrill Partners LLC (NYSE:SDLP), or Seadrill Partners, our then wholly owned subsidiary, launched an initial public offering in the United States of 10,062,550 common units (including the overallotment option that was granted to the underwriters and exercised), representing limited liability company interests, at $22.00 per unit.  With the proceeds of its initial public offering, Seadrill Partners acquired ownership stakes in four drilling rigs from us, the West Capricorn, West Aquarius, West Capella and the West Vencedor. We currently own 75.7% of the outstanding limited liability company interests in Seadrill Partners.

We also hold investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As of December 31, 2012 these included:

—	a 39.9% equity interest in Archer Limited (OSE:ARCHER), a Bermuda oil service company;

—	a 6.4% equity interest in SapuraKencana Petroleum Bhd, a Malaysian oil services company;

—	a 49.0% equity interest in Varia Perdana Sdn Bhd, or Varia Perdana, a Malaysian company;

—	a 66.2% equity interest in Asia Offshore Drilling Ltd. (OSE: AOD), a Bermuda offshore drilling company;

—	a 28.5% equity interest in Sevan Drilling ASA (OSE: SEVDR), a Norwegian offshore drilling company.

—	a 49.0% equity interest in Tioman, a Malaysian well-service provider owned by SapuraKencana

—	a 50% equity interest in Seabras Participacoes SA, a Brazilian vessel-owning company of one pipelying vessel currently under construction.

—	a 50% equity interest in Seabras Sapura Holdco, a Bermuda vessel-owning company of two pipelying vessels currently under construction.

—	a 30% equity interest in Itaunas, a Holland vessel-owning company of one drillship currently under construction.

—	a 30% equity interest in Camburi, a Holland vessel-owning company of one drillship currently under construction.

—	a 30% equity interest in Sahy, a Holland vessel-owning company of one drillship currently under construction.

 Please see Notes 13 and 16 to our Consolidated Financial Statements included in this Annual Report.

Management of the Company

Overall responsibility for the management of Seadrill Limited and its subsidiaries rests with the Board of Directors, or the Board. The Board has organized the provision of management services through a subsidiary incorporated in Norway, Seadrill Management. Effective as of January 1, 2013, the management services provided by Seadrill Management AS will provided by a new subsidiary incorporated in the United Kingdom, Seadrill Management Ltd. The Board has defined the scope and terms of the services to be provided by Seadrill Management authorizing it to run day-to-day operations. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on our behalf.

Development of the Company

We were established in May 2005 as a Bermuda company. On May 11, 2005, we entered into a Purchase and Subscription Agreement with three companies: Greenwich Holdings Limited, or Greenwich, Seatankers Management Co. Limited, or Seatankers, and Hemen. Pursuant to agreements, we acquired an offshore drilling fleet of three jack-up rigs and two floating production, storage and offloading vessels, or FPSOs, from Greenwich for an aggregate consideration of $310 million, and contracts for the construction of two new jack-up rigs from Seatankers for total consideration of $67 million. In addition, Hemen subscribed for 84,994,000 of our shares at a subscription price of $2.03 per share and acquired all of Greenwich's and a portion of Seatankers' interest in the assets described above. Greenwich, Seatankers and Hemen are controlled by trusts established by Mr. John Fredriksen, our President and Chairman, for the benefit of his immediate family. As a result of the related party nature of this transaction, the acquisition of these assets was accounted for as a transfer of assets under common control and recorded by Seadrill at the historical carrying values in the financial statements of Greenwich and Seatankers.

Since the acquisition of our initial fleet described above, we have entered into numerous contracts for newbuildings, secondhand units and other companies engaged in offshore drilling and related industries. As a result, our operations have expanded considerably and at December 31, 2012, we had approximately 8,700 skilled employees and a fleet of 66 units consisting of 15 semi-submersible rigs, 11 drillships, 24 jack-up rigs and 16 tender rigs, including 23 units currently under construction.

Please see Item 4D. "Information on the Company — Property, Plant and Equipment", which includes a table of all of the drilling units that we own or have contracted for delivery.

Acquisitions, Disposals, and Other Transactions for the period from January 1, 2012 through and including December 31, 2012

Acquisitions

—
In February 2012, we ordered two ultra-deepwater drillships from Samsung Heavy Industries Co. Ltd. in South Korea, or Samsung. The estimated total project price per drillship is approximately $600 million.

—
In April 2012, entered into a contract with Jurong Shipyard in Singapore, for the construction of a new harsh environment semi-submersible drilling rig to be delivered by the first quarter 2015. Total estimated project price is approximately $650 million.

—	In April 2012, we exercised an option to build a tender rig at the COSCO Nantong shipyard in China. The total estimated aggregate project price is approximately $135 million.

—	In April 2012, we ordered an ultra-deepwater drillship from Samsung. The total estimated project price is approximately $600 million.

—
In May 2012, we ordered a harsh environment ultra-deepwater semi-submersible rig at the Hyundai Samho shipyard in South Korea, or Hyundai. The total estimated project price is approximately $650 million.

—	In September 2012, we ordered an ultra-deepwater drillship from the Samsung shipyard in South Korea. The total estimated project price is approximately $600 million.

—	In November, 2012, we entered into an agreement with Songa Eclipse Ltd. to acquire the ultra-deepwater semi-submersible drilling rig Songa Eclipse for a purchase price of $590 million.

Other transactions

•
On January 31, 2012, we raised NOK1,250 million through the issuance of a two-year senior unsecured bond. The bond bears interest at a floating rate per annum and matures on February 13, 2014. The bond is listed on the Oslo Stock Exchange.  We used a portion of the proceeds of this bond issue, NOK332 million, to repurchase our NOK500 million unsecured bond due 2012, and in September 2012, the NOK500 million bond was fully repaid.

—	In February, 2012, we disposed of our 3.5 % holding in Ensco Plc, or Ensco, which we held after Ensco acquired Pride International Inc. through a combination of cash and stock offering.

—
On March 1, 2012, Hemen announced that it had sold 24 million shares and 24 million put options at a combined purchase price of NOK236.3176 per share and per seller put option. Following the completion of that transaction, Hemen owned 115,097,583 shares of us, representing 24.5% of our outstanding shares. In addition Hemen has Total Return Swap, or TRS, agreements with underlying exposure to 3.9 million shares of us.

—
On March 27, 2012, NADL completed a private placement, raising $300 million through the issuance of 150 million new ordinary shares at $2.00 per share. The proceeds of the private placement were used to finance the first yard installment for a newbuilding harsh environment semi-submersible rig, repay intra-company debt to Seadrill and general corporate purposes. We purchased 75 million shares of NADL in the private placement. Following the private placement, our ownership interest in NADL was reduced from 77% to 73%.

—
On May 17, 2012, SapuraCrest and Kencana Petroleum Bhd merged into a new entity SapuraKencana Petroleum Bhd, or SapuraKencana. As a consequence, our equity interest was diluted and the accounting treatment for this investment changed from being treated as an associated company to a marketable security, which is marked-to-market each quarter. In relation to the dilution, we booked a non-cash gain of $169 million. On May 30, 2012, we sold 300 million shares at MYR2.12 in the secondary market receiving gross proceeds of approximately $200 million and which resulted in an accounting gain of $84 million. This reduced our holdings of SapuraKencana to 319,540,802 shares, which is equivalent to 6.4% of the outstanding shares.

•
In September, 2012, we issued $1.0 billion in aggregate principal amount of 5.625% unsecured notes due 2017 in a private offering in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act. We used the proceeds from the issue to repay existing indebtedness and to fund capital expenditures.

•
On October 18, 2012, Seadrill Partners LLC (NYSE:SDLP), or Seadrill Partners, our then wholly owned subsidiary, launched an initial public offering in the United States of 10,062,550 common units (including the overallotment option that was granted to the underwriters and exercised), representing limited liability company interests, at $22.00 per unit.  With the proceeds of its initial public offering, Seadrill Partners acquired four ownership stakes in drilling rigs from us, the West Capricorn, West Aquarius, West Capella and the West Vencedor. We currently own 75.7% of the outstanding limited liability company interests in Seadrill Partners.

•
In November 2012, after a series of share acquisitions, our ownership interest in AOD increased to 12,190,858 common shares, or 64.23%.  On November 12, 2012, we launched a mandatory offer to acquire the remaining issued and outstanding common shares of AOD for a purchase price per share of NOK28.71. We currently own 66.23% of the outstanding common shares of AOD.

•
On December 12, 2012, NADL publicly submitted its registration statement to the Commission to register its common shares under the Securities Act.  Upon completion of the Commission's review process, NADL plans to commence the initial public offering of its common shares in the U.S. and list its common shares on the New York Stock Exchange. Concurrently with its initial public offering, NADL plans to offer to exchange the unregistered common shares previously issued in private placement offerings, excluding the common shares owned by us and other affiliates of NADL, for common shares that have been registered under the Securities Act.  We currently own 73% of NADL's outstanding shares.

•	During the year 2012, we paid aggregate dividends to our shareholders in the amount of $1,925 million, or $4.31 per share.

 Recent Developments

•
On January 30, 2013, the Company received and accepted an attractive offer from a commercial bank to finance its current exposure to Sevan Drilling ASA ("Sevan") through a forward agreement. The Company sold in connection with this its existing 96,000,000 shares and received a forward agreement with exposure to the same number of shares. The shares have been sold at NOK 3.95 per share. The forward agreement runs until 30 April 2013 and has a strike price of NOK 3.9851. Following the new agreement Seadrill are no longer directly owners of any shares in Sevan, but are exposed though forward agreements to 96,000,000 shares or 28.52 percent of the outstanding shares. The total ownership percentage has been calculated based on the issued share capital in Sevan of 336,625,000 shares and does not include the issuance of the new planned private placement.

•
On January 31, 2013, we entered into an agreement for the construction of two high specification jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Inc in China. The new units are scheduled for delivery during the first and second quarter 2015, and the estimated total project price is approximately $230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations) per rig, with tail-heavy payment terms.

•	On February 6, 2013, our subsidiary Seadrill Janus Ltd. completed the sale of the jack-up drilling unit West Janus for a total consideration of $73 million.

•
On February 7, 2013, the Company participated in a private placement in Sevan Drilling ASA and was allocated 81,828,500 shares at a subscription price of NOK3.95 per share. Subsequently, Seadrill received and accepted an offer from a commercial bank to finance these shares. In connection to this, Seadrill has transferred its entire allocation to the same commercial bank and entered into a forward agreement to buy the same number of shares. The forward agreement runs until May 6, 2013 and has a strike price of NOK 3.9815 per share. Following this transaction, Seadrill will not directly hold any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares or 29.9 percent of the outstanding shares following completion of the private placement.

•
On February 11, 2013, the Company and SapuraKencana Petroleum Berhad ("SapuraKencana") entered into a conditional sale and purchase agreement in relation to the proposed transaction. SapuraKencana will acquire all the tender rigs in Seadrill's fleet except for the West Vencedor, T15, and T16. These three rigs are either owned or planned to be owned by Seadrill Partners LLC. Seadrill will in a transition period in co-operation with SapuraKencana retain the management of all tender rigs that are in operation outside Asia. The agreed acquisition price is for an enterprise value of US$2.9 billion less adjustments and includes future capital commitments for newbuildings T17, T18, and West Esperanza. The Company will furthermore continue to manage and supervise the construction of the current new building program on behalf of SapuraKencana. The enterprise value includes all the debt in the tender rig business which is estimated at US$780 million as of February 6, 2013. Seadrill has agreed to pay US$75 million to SapuraKencana at closing to compensate for cash flow from the tender rig business from February 8, 2013 to closing, netted off for lost interest income. The transaction closed on April 30, 2013.

•
On February 11, 2013, the Company participated in a private placement of 82,003,000 shares in Archer Limited. The shares were acquired at price US$1.20 per share. As part of the private placement the short term unsecured loan of US$55 million granted to Archer in November was converted to shares. Furthermore, Seadrill will receive 2,811,793 shares in Archer as compensation for underwriting parts of the private placement. Following this purchase and the receipt of the underwriting commission, Seadrill will be the owner of 231,053,239 shares in Archer Limited, corresponding to 39.9% of the total number of outstanding shares in Archer Limited.

•
On March 5, 2013, the Company exercised fixed price options for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd. in China. The estimated total project price is approximately US$230 million.

•
On March 5, 2013, the Company successfully completed a NOK 1,800 million senior unsecured bond issue with maturity in 2018. An application will be made for the bonds to be listed on Oslo Børs. The net proceeds from the bond issue will be used for general corporate purposes, including payments under recently announced newbuilding contracts.

•
On March 12, 2013, the Company participated in a private placement in Asia Offshore Drilling Limited (AOD). AOD raised a total of US$100 million in the private placement. Seadrill Limited and Mermaid Maritime Plc, the majority shareholders in the Company, subscribed pro-rata to the entire share capital issue. Seadrill Limited and Mermaid Maritime Plc, will own 66.18 percent and 33.76 percent of the Company respectively post the transaction.

•
On March 19, 2013, the Company signed a new $1,450 million facility with various commerical lending institutions and export credit agencies, to fund the aquisition of the West Auriga and the West Vela, which have been pledged as security. The facility bears interest at LIBOR plus a margin in the range of 2.7% to 3.0%, with maturity date in 2025. As at April 30, 2013, this facility has not yet been drawn down.

•
On March 25, 2013, the Company and the other major shareholder in AOD, Mermaid Maritime Plc, signed a shareholder resolution that changed the board composition in favor of the Company. Based on this change we now control the Board and therefore also the company considering the fact that we as of March 25th owned 66.18% of the shares in AOD. March 25th is considered the acquisition date and we have concluded that we will consolidate the financial results and balance sheet of AOD from this date. The acquisition is considered to constitute a business combination achieved in stages for accounting purposes. The Company is still in the process of determining the accounting consequences due to the acquisition being recently completed.

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

Reporting Segments

We report our business in the following operating segments:

—
Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

—
Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments.

—	Tender Rigs: We operate self-erecting tender barges and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

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

Until first quarter of 2011, we reported the following three operating segments:

—	Mobile units: We offer services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-up rigs and drillships.

—	Tender Rigs: We operate self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

—	Well Services: We provide services using platform drilling, facility engineering, modular rig, well intervention and oilfield technologies.

The change in operating segments occurred following our review of our internal structure, including our operating and reporting business segments, and was due to significant growth in operations through acquisitions of new rigs, newbuilding orders and the deconsolidation of Archer Limited (formerly Seawell Limited) in early 2011.

Our Business Strategy

Our primary objective is to profitably grow our business to increase long-term distributable cash flow per share to our shareholders.

Our business strategy is to focus our company on modern, technologically advanced, offshore drilling units with our main focus on deepwater operations. We believe that we have one of the most modern fleets in the industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and establish and maintain a position as a preferred provider of offshore drilling services for our customers. We believe that a combination of quality drilling rigs and highly skilled employees will facilitate the procurement of term contracts and premium daily rates, and further, that the combination quality drilling rigs and term contracts will provide us with the opportunity to obtain debt financing for such growth, and allow us to increase the return on our invested equity.

The key elements in our strategy are as follows:

—	commitment to provide customers with safe and effective operations;

—	combine technologically advanced mobile drilling units with experienced and skilled employees;

—	growth through targeted alliances, purchase of newbuildings, mergers and acquisitions;

—	develop our strong position in deepwater and harsh environments; and

—	continue to develop our fleet of premium jack-ups.

We believe that consolidation in the offshore drilling rig industry would improve the pricing and earnings visibility for our services. Accordingly, we actively look for growth opportunities and intend to take part in the future consolidation of our industry if we determine that potential transactions are in the best interest of our shareholders. Such opportunities may be in the form of transactions for specific offshore drilling rigs or companies.

Market Overview

We provide operations in oil and gas exploration and development in regions throughout the world and our customers include major oil and gas companies, state-owned national oil companies and independent oil and gas companies. Our customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increase in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. This has translated into an increased focus on frontier deepwater, not only in existing offshore regions such as Brazil, the U.S. GOM, Europe and West Africa but also expanding to India, Southeast Asia, China, East Africa, the Mexican GOM, Australasia and the Mediterranean. Significant exploration success in these areas has translated into higher demand for rigs.

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing world wide fleet as at April 22, 2013 totals 825 units including 86 drillships, 217 semi-submersible rigs, 492 jack-up rigs and 30 tender rigs. In addition, there are 72 drillships, 103 jack-up rigs, 20 semi-submersible rigs and 13 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 40 units.

Semi-submersible rigs and drillships

The world fleet of semi-submersible rigs and drillships currently totals 303 units. In addition, there are 92 units under construction, 20 semi-submersible rigs and 72 drillships. Of the total fleet, 152 units were built before 1998. These units are mainly moored units and have an average age of some 33 years. For the existing 151 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. 141 of the 151 units are capable of operations in deepwater waters (waters deeper than 4,500ft but less than 7,500ft) and 128 of the 141 units are capable of operations in ultra-deep waters (waters deeper than 7,500ft).

The demand for dynamically positioned drillships and semi-submersible rigs has seen strong growth since 2005. The reason for this increase in demand has been related to growth in deepwater activities by oil companies. In addition to increased demand, the oil companies have also required higher operational capacities and technical specification of the units. In order to meet demand, a significant number of new rigs have been built since 2005 increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 28 to 123. In order to justify the significant investments, daily rates increased from approximately $290,000 in May 2005, when the first new units were ordered, to more than approximately $600,000 at the height of the market in September 2008. The financial downturn in the latter part of 2008 and subsequent drop in oil prices effectively halted the order flow for new deepwater vessels. In response to this oil price development, oil companies held back new spending and investments in deeper water, resulting in daily rates decreasing to the low $400,000s in 2010. Since then, higher oil prices and an improved economic outlook has spurred a higher activity level from oil companies that has increased the demand for ultra-deepwater units resulting in renewed interest for construction of further new ultra-deepwater units, as well as, pushing daily rates up. At present the levels for daily rates are in the range of $550,000 to $650,000.

We believe that the long-term prospects for deepwater and ultra-deepwater drilling are positive given the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and high depletion rate of mature oil fields. We believe that these factors will continue to provide incentives for the exploration and development of deepwater fields, particularly in view of recent geologic successes in Brazil, GOM, East and West Africa, as well as, other regions, along with improving access to new promising offshore areas and new, more efficient technologies.

Jack-up rigs

The world fleet of jack-up rigs as at April 22, 2013, totals 492. Of these rigs, 431 rigs are operational, 15 are warm-stacked and 41 are cold-stacked. In addition, there are 103 units under construction. The existing world fleet includes 53 units equipped and outfitted for operations in harsh environments of which 12 rigs are approved for operations in Norway. Out of the rigs currently under construction, 32 will have harsh environment capabilities but only 4 will be outfitted for operations in Norway. The average age of the existing fleet is currently 24 years for the benign environment units and 17 years for the harsh environment units. The overall utilization rate for jack-up rigs is 85% while the utilization rate for benign environment jack-up rigs built after 2005 is 92% and the utilization rate for the harsh environment rigs is 98%. Of the existing fleet, 165 rigs are capable of drilling in water depths higher than 350ft.

Daily rate for jack-up rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms. For harsh environment jack-ups operating in Norway, current daily rates are in the range of $340,000 to $370,000 for newer rigs whereas daily rates for harsh environment jack-ups in the U.K. and Canada are in the range of $210,000 to $240,000. For benign environment jack-up rigs, daily rates are in the range of $140,000 to $180,000 for new premium rigs and in the range of $80,000 to $130,000 for older jack-up rigs. Premium jack-up rigs are defined as jack-up rigs with water depth capacity greater than 350ft built after year 2000.

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

Tender rigs

As at April 22, 2013 there are 43 self-erecting tender rigs globally including 13 units under construction. Out of the 43 rigs, 29 are barges and 14 are semi-submersibles (semi-tenders) of which there are eight barges and five semi-tenders under construction. The main markets for tender rigs are West Africa and Southeast Asia, employing 17% and 80% of tender rigs respectively. However, during 2011, one unit started operations in Trinidad and Tobago in the Americas. The overall utilization rate for the world tender rig fleet is 87%, 86% for the barges and 89% for the semi-tenders. This reflects that there are three stacked tender barges and one stacked semi-tender rig. The daily rate for tender rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms. In general, daily rates are up to approximately $135,000 for modern tender barges and up to $235,000 for modern semi-tenders.

We are the largest operator in this segment operating a fleet of 15 units, including five units that we operate in association with Varia Perdana. In addition, we have four tender barges and one semi-tender under construction. We believe that the long-term outlook for tender rigs remains favorable due to their operational versatility and lower construction costs compared to jack-up rigs. In addition, in recent years, a combination of tender rigs and floating platforms, such as mini tension-leg platforms and spar platforms, has been used in the development of deepwater oilfields, which has increased the market for tender rigs. Interest in tender rigs has also been shown beyond the traditional West Africa and Southeast Asia markets with future opportunities expected in the GOM, South and Central America and Australia. As tender rigs are primarily used for development drilling, they normally are awarded long term contracts.

The above overview of the various offshore drilling sectors is based on previous market developments and current market conditions. Future markets conditions and developments cannot be predicted and may well differ from our current expectations.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the U.S. GOM, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2012 our five largest customers were:

—	Petroleo Brasileiro S.A., or Petrobras, which accounted for approximately 15% of our revenues;

—	Total S.A. Group, or Total, which accounted for approximately 14% of our revenues;

—	Royal Dutch Shell, or Shell, which accounted for approximately 10% of our revenues;

—	Exxon Mobil Corp, or Exxon, which accounted for approximately 11% of our revenues; and

—	Statoil ASA, or Statoil, which accounted for approximately 9% of our revenues.

Most of our drilling units are contracted to customers for periods between one and five years ahead, and our future contracted revenue, or backlog, at December 31, 2012 totaled approximately $21.0 billion, with $15.6 billion of this amount attributable to our semi-submersible rigs and drillships.  We expect approximately $5.0 billion of our backlog to be realized in 2013. Backlog for our drilling fleet is calculated as the contract daily rate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable daily rates than the full contractual operating daily rate.

The following table shows the percentage of rig days committed by year as of December 31, 2012. The percentage of rig days committed is calculated as the ratio of total days committed under contracts to total available days in the period. Total available days for our units under construction are based on their expected delivery dates.

	Year ending December 31,
% of rig-days committed	2013	2014	2015

Jack-up rigs	80%	47%	33%
Semi-submersible rigs	100%	92%	65%
Drillships	100%	72%	46%
Tender rigs	99%	82%	40%

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

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

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

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. In addition to the regulatory changes taking place in the United States, other countries have announced that they are undertaking a review of the regulation of offshore drilling industry following the Deepwater Horizon Incident. A discussion of risks relating to environmental regulations can be found in Item 3 "Risk Factors" of this Annual Report.

In the United States in 2010, the Department of the Interior undertook a substantial reorganization of regulatory authority for offshore drilling following the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the GOM in April 2010, or the Deepwater Horizon Incident. Primary regulatory responsibility for offshore drilling was transferred from the U.S. Department of the Interior's Minerals Management Service to a new department, the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE.  On October 1, 2011, BOEMRE was reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE.  As a result of this reorganization, BSEE is now responsible for the issuance of permits for offshore drilling activities and BOEM for all oil and gas leasing activities that were previously handled by BOEMRE.  The moratorium preventing the issuance of offshore drilling permits that was put in place in May of 2010 was subsequently lifted in October 2010, thus allowing permitting to resume.  However, the first permit was not actually issued until February of 2011, and the number of permits issued since has not yet returned to levels that existed prior to the Deepwater Horizon Incident. It is not known when or whether the number of permits issued will be sufficient to sustain levels of deepwater drilling activity comparable to levels prior to the Deepwater Horizon Incident.  The BSEE periodically issues guidelines for rig fitness requirements in the GOM and may take other steps that could increase the costs of operations or reduce the area of operations for our rigs, thus reducing their marketability. . In April 2013, BSEE issued a final rule, Safety and Environmental Management Systems II (SEMS II), that would amend the Workplace Safety Rule by requiring the imposition of certain added safety procedures to a company's SEMS and not covered by the original rule and revising existing obligations that a company's SEMS be audited by requiring the use of an independent third party auditor who has been pre approved by the agency to perform the auditing task. On August 15, 2012, the BSEE issued the Final Drilling Safety Rule which finalizes safety reforms that were put in place following the Macondo incident and includes requirements for safety equipment, well control systems, and blowout prevention practices on offshore oil and gas operations. The Final Rule took effect on October 22, 2012. Implementation of new BOEM or BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Our ability to operate our drilling units in the U.S. GOM could be restricted by governmental regulation", refer to Item 3.D of this Annual Report.

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

In February 2011, Seadrill reduced its ownership in Archer from 52.3% to approximately 36.4%. As such, with effect from the end of February, 2011, Archer, which historically represented our well service segment, has no longer been fully consolidated into Seadrill's financial statements, but is instead be classified as an investment in an associated company. Seadrill currently has a 39.9% ownership stake in Archer.

On February 16, 2011, we reorganized our activities in the harsh environment segment by transferring five harsh environment drilling rigs and one contract for the construction of a semi-submersible rig to a new sub-holding company, NADL. NADL currently has a fleet of nine harsh-environment offshore drilling rigs, consisting of four semi-submersibles (including the West Hercules, which it operates on our behalf), one ultra-deepwater drillship, two jack-up rigs and contracts for the construction of two additional drilling rigs NADL currently trades on the Norwegian OTC List under the symbol "NADL."  NADL has submitted a registration statement to the Commission to register its common shares under the Securities Act of 1933, as amended, or the Securities Act.  Upon completion of the Commission's review process, NADL plans to commence the initial public offering of its common shares in the U.S. and list its common shares on the New York Stock Exchange. Concurrently with its initial public offering, NADL plans to offer to exchange the unregistered common shares previously issued in private placement offerings, excluding the common shares owned by us and other affiliates of NADL, for common shares that have been registered under the Securities Act.  We currently own 73% of NADL's outstanding shares and the balance of the shares are held by institutional and other investors.

On October 18, 2012, Seadrill Partners LLC (NYSE:SDLP), or Seadrill Partners, our then wholly owned subsidiary, launched an initial public offering in the United States of 10,062,550 common units (including the overallotment option that was granted to the underwriters and exercised), representing limited liability company interests, at $22.00 per unit.  With the proceeds of its initial public offering, Seadrill Partners acquired four drilling rigs from us, the West Capricorn, West Aquarius, West Capella and the West Vencedor. We currently own 75.7% of the outstanding limited liability company interests in Seadrill Partners.

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or have contracted for delivery as of April 22, 2013:

	Year	Water depth	Drilling depth	Current location	Month of
Unit	built	(feet)	(feet)		contract expiry

Jack-up rigs
West Epsilon *	1993	400	30,000	Norway	December 2016
West Courageous	2007	350	30,000	Malaysia	February 2014
West Defender	2007	350	30,000	Brunei	May 2016
West Resolute	2007	350	30,000	Saudi Arabia / Kuwait	October 2015
West Prospero	2007	400	30,000	Vietnam	July 2013
West Intrepid	2008	350	30,000	Saudi Arabia / Kuwait	November 2013
West Vigilant	2008	350	30,000	Malaysia	October 2013
West Ariel	2008	400	30,000	Vietnam	July 2013
West Triton	2008	375	30,000	Saudi Arabia / Kuwait	August 2015
West Freedom	2009	350	30,000	Qatar	July 2013
West Cressida	2009	375	30,000	Thailand	May 2014
West Mischief	2010	350	30,000	Republic of Congo	December 2014
West Callisto	2010	400	30,000	Saudi Arabia / Kuwait	November 2015
West Leda	2010	375	30,000	Malaysia	April 2014
West Elara *	2011	450	40,000	Norway	April 2019
West Castor (NB)	2013	400	30,000	Jurong Shipyard (Singapore)
West Telesto (NB)	2013	400	30,000	Dalian Shipyard (China)
West Oberon (NB)	2013	400	30,000	Dalian Shipyard (China)
West Tucana (NB)	2013	400	30,000	Jurong Shipyard (Singapore)
West Linus (NB) *	2013	450	40,000	Jurong Shipyard (Singapore)	January 2019
West Titan (NB)	2015	350	40,000	Dalian Shipyard (China)
West Proteus (NB)	2015	350	40,000	Dalian Shipyard (China)
West Rhea (NB)	2015	350	40,000	Dalian Shipyard (China)
West Tethys (NB)	2015	350	40,000	Dalian Shipyard (China)

Tender rigs
T4	1981	410	20,000	Thailand	June 2013
T7	1983	410	20,000	Thailand	March 2013
West Pelaut	1994	6,500	30,000	Brunei	March 2015
West Menang	1999	6,500	30,000	Malaysia	September 2014
West Alliance	2001	6,500	30,000	Malaysia	January 2015
West Setia	2005	6,500	30,000	Angola	August 2014
West Berani	2006	6,500	30,000	Indonesia	January 2014
T11	2008	6,500	30,000	Thailand	May 2017
T12	2010	6,500	30,000	Thailand	April 2014
West Vencedor	2010	6,500	30,000	Angola	March 2015
West Jaya	2011	6,500	30,000	Trinidad & Tobago	September 2014
T15 (NB)	2013	6,500	30,000	In transit to Thailand	May 2018
T16 (NB)	2013	6,500	30,000	COSCO Shipyard (China)	June 2018
T17 (NB)	2013	6,000	30,000	COSCO Shipyard (China)	May 2018
West Esperanza (NB)	2013	6,500	30,000	Keppel FELS (Singapore)	December 2014
T18 (NB)	2013	6,000	30,000	COSCO Shipyard (China)	March 2019

Semi-submersible rigs
West Alpha *	1986	2,000	23,000	Norway	July 2016
West Venture *	2000	2,600	30,000	Norway	July 2015
West Phoenix *	2008	10,000	30,000	UK	January 2015
West Hercules *(SF)	2008	10,000	35,000	Norway	January 2017
West Sirius	2008	10,000	35,000	USA	July 2019
West Taurus (SF)	2008	10,000	35,000	Brazil	February 2015
West Eminence	2009	10,000	30,000	Brazil	July 2015
West Aquarius	2009	10,000	35,000	Canada	June 2015
West Orion	2010	10,000	35,000	Brazil	July 2016
West Pegasus	2011	10,000	35,000	Mexico	August 2016
West Leo	2011	10,000	35,000	Ghana	May 2018
West Capricorn	2011	10,000	35,000	USA	August 2017
West Eclipse **	2011	10,000	40,000	Angola	December 2013
West Mira (NB)	2015	10,000	40,000	Hyundai Shipyard (South Korea)	June 2020
West Rigel (NB) *	2015	10,000	40,000	Jurong Shipyard (Singapore)

Drillships
West Navigator *	2000	7,500	35,000	Norway	June 2014
West Polaris (SF)	2008	10,000	35,000	Nigeria	February 2018
West Capella	2008	10,000	35,000	Nigeria	April 2017
West Gemini	2010	10,000	35,000	Angola	September 2017
West Auriga (NB)	2013	12,000	40,000	Samsung Heavy Industries (South Korea)	October 2020
West Vela (NB)	2013	12,000	40,000	Samsung Heavy Industries (South Korea)	January 2021
West Tellus (NB)	2013	12,000	40,000	Samsung Heavy Industries (South Korea)
West Neptune (NB)	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Jupiter (NB)	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Saturn (NB)	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Carina (NB)	2014	12,000	40,000	Samsung Heavy Industries (South Korea)

SF	Unit owned by subsidiary of Ship Finance (see Note 33 to Consolidated Financial Statements).
NB	Newbuilding under construction or in transit to its first drilling assignment.
*	Owned by our subsidiary NADL in which we own 73% of the outstanding shares.
*	Owned by our subsidiary NADL in which we own 73% of the outstanding shares.
(SF)	NADL operates the harsh environment semi submersible rig West Hercules on behalf of Seadrill, but the rig is owned by Ship Finance
**	The acquisition of West Eclipse was completed post year end on January 3, 2013. Refer to Note 35 Subsequent events.

In addition to the drilling units listed above, as of December 31, 2012, we have buildings, plant and equipment with a net book value of $40 million, including office equipment. Our offices in Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Aberdeen in the United Kingdom are leased and aggregate office operating costs were $25 million in 2012.

We do not have any material intellectual property rights.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following should be read in conjunction with Item 3.A "Key Information – Selected Financial Data", Item 4 "Information on the Company" and our Consolidated Financial Statements and Notes thereto included herein.

Fleet Development

The following table summarizes the development of our active fleet of drilling units, based on the dates when the units began operations:

		Floaters
Unit type	Jack-up rigs	Drillships	Semi- submersible rigs	Tender rigs	Total units

At December 31, 2007	7	1	2	8	18
additions in 2008	2	1	2	1	6
disposals in 2008	(1)				(1)
At December 31, 2008	8	2	4	9	23
additions in 2009		1	4		5
disposals in 2009	(2)				(2)
At December 31, 2009	6	3	8	9	26
additions in 2010	10	1	1	2	14
disposals in 2010	(1)				(1)
At December 31, 2010	15	4	9	11	39
additions in 2011	1		1	1	3
disposals in 2011	(1)			(1)	(2)
At December 31, 2011	15	4	10	11	40
additions in 2012	1		2		3
disposals in 2012
At December 31, 2012	16	4	12	11	43

In addition to the units in the table above, our fleet list includes the following rigs under construction which are scheduled to be delivered and begin operations after December 31, 2012:

Drilling unit	Type of rig	Delivery date/Start-up date*
West Rigel	Semi-submersible rig	1Q 2015
West Mira	Semi-submersible rig	1Q 2015
West Telesto	Jack-up rig	3Q 2013
West Tucana	Jack-up rig	3Q 2013
West Castor	Jack-up rig	3Q 2013
West Oberon	Jack-up rig	4Q 2013
West Titan	Jack-up rig	1Q 2015
West Proteus	Jack-up rig	2Q 2015
West Rhea	Jack-up rig	3Q 2015
West Tethys	Jack-up rig	4Q 2015
West Linus	Jack-up rig	4Q 2013
West Auriga	Drillship	2Q 2013
West Vela	Drillship	2Q 2013
West Tellus	Drillship	3Q 2013
West Neptune	Drillship	2Q 2014
West Jupiter	Drillship	3Q 2014
West Saturn	Drillship	2Q 2014
West Carina	Drillship	4Q 2014
T-15 *	Tender rig	1Q 2013
T-16	Tender rig	2Q 2013
T-17	Tender rig	2Q 2013
West Esperanza	Tender rig	2Q 2013
T-18	Tender rig	4Q 2013

*	Start-up date is used for rigs that have been delivered from the yard and are in transit to the first drilling assignment

Factors Affecting our Results of Operations

The principal factors which have affected our results since 2005 and are expected to affect our future results of operations and financial position include:

—	the number and availability of our drilling units;

—	the daily rates obtainable of our drilling units;

—	the daily operating expenses of our drilling units;

—	utilization rates for our drilling units;

—	administrative expenses;

—	gains on disposals;

—	gains on deconsolidation;

—	interest and other financial items;

—	acquisitions and divestitures of businesses and assets; and

—	tax expenses.

—
we are currently analyzing whether we will deconsolidate the results of Seadrill Partners following Seadrill Partners' annual meeting of unitholders expected to be held later in 2013. The deconsolidation of Seadrill Partners would effect our reported results of operations and cash flows so that they would not necessarily be comparable to our historical results.

Revenues

In general, each of our drilling units is contracted for a period of time to provide offshore drilling services at an agreed daily rate. A unit will be stacked if it has no contract in place. Daily rates can vary from approximately $50,000 per day to more than $650,000 per day, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive daily rate compensation for the period of the interruption. Furthermore, our daily rates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the client and other operating factors.

The terms and conditions of the contracts allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In many of our contracts we are entitled to cost escalation to compensate for some of ourcost increases as reflected in publicly available cost indices.

In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for units before and after their drilling assignments, and may also pay reimbursement of costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual daily rate.

The following table summarizes our average daily revenues and economic utilization percentage by rig type for the periods under review:

	Year ended December 31,
	2012		2011		2010
	Average daily revenues	Economic utilization	Average daily revenues	Economic utilization	Average daily revenues	Economic utilization
	$	%	$	%	$	%
Jack-up rigs	153,000	86	136,000	90	160,000	90
Semi-submersible rigs	462,000	87	508,000	96	486,000	95
Drillships	542,000	96	515,000	94	508,000	89
Tender rigs	115,000	98	139,000	92	95,000	89

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

Rig operating expenses are related to the drilling units we have either in operation or stacked and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repairs and maintenance. Reimbursable expenses are incurred at the request of customers, and include supplies, personnel and other services. Depreciation and amortization costs are based on the historical cost of our drilling units and other equipment. Administration expenses include the costs of offices in various locations, as well as the remuneration and other compensation of the directors and employees engaged in the management and administration of the Company.

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

Critical Accounting Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable.  Our critical accounting estimates are important factors to our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain.  Significant accounting policies are discussed in Note 2 (Accounting Policies) in the notes of our Consolidated Financial Statements appearing elsewhere in this Annual Report. We believe that the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements. In addition, there are other items within our Consolidated Financial Statements that require estimation.

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

Income Taxes

We are a Bermuda company. Currently we are not required to pay income taxes in Bermuda on ordinary income or capital gains as we qualify as an exempt company.  We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority's widely understood administrative practices and precedence.  Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

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

Goodwill

We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually. We perform a goodwill impairment test as of December 31 for each reporting segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. For periods prior to 2011, we based our analysis of goodwill on a discounted cash flow model. When testing for impairment we use expected future cash flows using contract daily rates during the contract periods. For periods after expiry of the contract periods, daily rates are projected based on estimates regarding future market conditions, including zero escalation of daily rates. Estimated future cash flows are calculated based on remaining asset lives and are discounted using a weighted average cost of capital. As a consequence of the change in segment structure from 2011, the amount of goodwill has been reassigned to the reporting units affected using a relative fair value allocation approach.

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

In September 2011, the FASB issued new guidance relative to the test for goodwill impairment.  The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.  We have decided to early adopt this new guidance. For the year ended December 31, 2012, we concluded it was not necessary to perform the two step goodwill impairment test, as no reporting units were at risk of failing the goodwill impairment test based on qualitative factors.

For the years ended December 31, 2012, 2011 and 2010 no impairment expense has resulted from our annual reviews.

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

Impairment of marketable securities and equity method investees

We analyze our available-for-sale securities and equity method investees for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period which may have a significant adverse effect on the carrying value of the investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until the sale of the securities held as available for sale or until the equity method investee is sold. The evaluation of whether a decline in fair value is other-than-temporary requires a high degree of judgment and the use of different assumptions could materially affect our earnings.

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

Recent accounting pronouncements

Recently Issued Accounting Standards effective 2013

Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  We do not expect that our adoption will have a material effect on our consolidated balance sheet.

Effective January 1, 2013, we will adopt the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not expect that our adoption will have a material effect on our financial statements.

Inflation

Most of our contracts for drilling and well services include escalation clauses for rates to be adjusted annually in line with inflation. Accordingly, we do not consider inflation to be a significant risk to our profitability in the current and foreseeable economic environment, although it will have a moderate effect on operating and administration costs.

A.	RESULTS OF OPERATIONS

We provide drilling and related services to the offshore oil and gas industry. The split of our organization into segments has historically been based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We have significantly expanded our fleet of drilling rigs in 2012, 2011 and 2010 through acquisitions of new rigs and newbuilding orders. In response to this development and the deconsolidation of Archer, management has reviewed our internal reporting structure including the operating and reporting business segments. This review has resulted in a change in our reporting segments reflecting how the Board and our directors assess performance and allocates resources. This change had effect from January 1, 2011, but the segments have also been retrospectively recasted for purposes of providing comparative data.

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

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on the internal reporting structure used in the reporting to the Executive Management and the Board of Directors. The accounting principles for the segments are the same as for the Company's Consolidated Financial Statements.

Fiscal Year Ended December 31, 2012, compared to Fiscal Year Ended December 31, 2011.

The following table sets forth our operating results for 2012 and 2011.

	Year ended December 31, 2012					Year ended December 31, 2011
In US$ millions	Floaters	Jack- up rigs	Tender Rigs	Well Services*	Total	Floaters	Jack- up rigs	Tender Rigs	Well Services*	Total
Total operating revenues	2,859	861	758	-	4,478	2,694	776	589	133	4,192
Gain on sale of assets		-			-		22			22
Total operating expenses	(1,609)	(637)	(441)	-	(2,687)	(1,366)	(578)	(368)	(128)	(2,440)
Operating income	1,250	224	317	-	1,791	1,328	220	221	5	1,774
Interest expense					(340)					(295)
Other financial items					(14)					192
Income before taxes					1,437					1,671
Income taxes					(232)					(189)
Net income					1,205					1,482

* The Well Services segment was related to Archer which was deconsolidated from our financial statements in February 2011 and therefore discontinued as a segment.

Total operating revenues

In US $millions	2012	2011	Change
Floaters	2,859	2,694	6%
Jack-up rigs	861	776	11%
Tender Rigs	758	589	29%
Well services	-	133	(100)%
Total operating revenues	4,478	4,192	7%

Total operating revenues increased from $4.2 billion in 2011 to $4.4 billion in 2012. Total operating revenues are predominantly contract revenues with additional, relatively small amounts of reimbursable and other revenues. There was an increase in all segments due to an increase of rigs in operation compared to 2011. This is offset by the deconsolidation of Archer and the well services segment in February 2011.

Total operating revenues in the floaters segment increased by $165 million in 2012 compared to 2011. The number of drilling units in the floaters segment increased from 14 at December 31, 2011 to 16 at December 31, 2012. There was no significant change in the general level of daily rates during this period.

Total operating revenues in the jack-up rigs segment increased by $85 million in 2012 compared to 2011. This is primarily related to West Elara commencing operations in the first quarter of 2012.

Total operating revenues in the tender rig segment increased by $169 million in 2012 compared to 2011. The increase was mainly related to West Vencedor, T-12 and West Jaya contributing revenues for the full year in 2012, as opposed to a partial contribution in 2011, and also higher daily rates achieved on some of the other units.

Total operating revenues in the well services segment decreased from $133 million in 2011 to $0 million in 2012. This was due to the deconsolidation of Archer from our financial statements in February 2011.

Gain on sale of assets

In 2012 we did not record any gains on sale of assets. We recorded a gain of $22 million on the sale of the jack-up rig West Juno in 2011.

Total operating expenses

In US$ millions	2012	2011	Change
Floaters	1,609	1,366	18%
Jack-up rigs	637	578	10%
Tender rigs	441	368	20%
Well services	-	128	(100%)
Total operating expenses	2,687	2,440	10%

Total operating expenses increased to $2,687 million in 2012, from $2,440 in 2011. Total operating expenses consist of rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. Total general and administrative expenses increased from $202 million in 2011 to $250 million in 2012. Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the floaters operating segment increased by $243 million in 2012 compared to 2011. This is mainly related to the increase in the number of rigs in operation and downtime on a number of rigs due to technical issues and several rig transfers.

Total operating expenses for the jack-up rigs operating segment increased by $59 million in 2012 compared to 2011. This is mainly related to the increase in the number of rigs in operation. The 2011 operating expenses also included termination fees of $16 million relating to a third party management agreement for two jack-up rigs in the Middle East. There were no corresponding termination fees paid in 2012.

Total operating expenses in the tender rig segment increased by $73 million in 2012 compared to 2011. The increased costs were mainly a result of more rigs in operation.

Total operating expenses in the well services segment decreased from $128 million in 2011 to $0 million in 2012. This is due to the deconsolidation of Archer from our financial statements in February 2011.

Interest expense

Interest expense increased from $295 million in 2011 to $340 million in 2012. The increase was mainly due to an increase in long term borrowing during the period.

Other financial items

Other financial items reported in the income statement include the following items:

In US$ millions	2012	2011
Interest income	25	21
Share in results of associated companies	(220)	(420)
Impairment loss on marketable securities	-	(10)
Gain/(loss) on derivative financial instruments	3	(346)
Gain on decline in ownership interest	169	-
Foreign exchange (loss)	(70)	(18)
Gain on loss of control in subsidiary	-	540
Gain on realization of marketable securities	85	416
Other financial items	(6)	9
Total other financial items	(14)	192

Share in results from associated companies increased from a loss of $420 million in 2011 to a loss of $220 million in 2012. We recorded an impairment charge on our Archer position of $221 million during 2012 compared to the impairment charge on our Archer position of $463 million recognized in 2011.

Included in the results for 2012 is a gain on decline in ownership interest of $169 which was recorded as a consequence of the merger of SapuraCrest and Kencana Petroleum in 2012. We also recorded a gain on realization of marketable securities of $85 million related to the sale of our SapuraKencana shares in 2012.

Included in the results for 2011 is a gain on realization of our holdings in Pride (which merged with and into Ensco with Ensco as the surviving corporation) recognized in the second quarter of 2011, which amounted to $416 million.

In 2012, we recognized gains from derivative financial instruments of $3 million compared to a loss of $346 million in 2011. The movement from 2011 to 2012 is mainly related to decreased losses on interest rate swap agreements and also a recognized gain on sale of our Ensco position of $63 million in 2012.

Foreign exchange loss amounted to $70 million and $18 million for the year ended December 31, 2012 and 2011, respectively.

Income taxes

Income taxes amounted to a net cost of $232 million for the year ended December 31, 2012 compared to a net cost of $189 million in the year ended December 31, 2011. The tax expense in 2012 includes a $91 million provision for uncertain tax positions. Our effective tax rate was approximately 16% in 2012 as compared to 11% in 2011. The increase in the effective tax rate is principally due to the increased provision for uncertain tax positions related to prior periods.

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

Other financial items reported in the income statement include the following items:

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

Income taxes

Income taxes amounted to a net cost of $189 million for the year ended December 31, 2011 compared to a net cost of $159 million in the year ended December 31, 2010. The tax expense in 2011 includes a $9 million provision for uncertain tax positions related to the move of legal entities to a new tax jurisdiction. In addition, we have recognized a provision for payable tax of $39 million in the balance sheet, which will be amortized over approximately 15 years.  This provision is related to the same move of legal entities to a new tax jurisdiction.  Our effective tax rate was approximately 11% in 2011 as compared to 12% in 2010. The decreased effective tax rate is principally due to a lower proportion of our income being generated in taxable versus non taxable jurisdictions or in taxable jurisdictions with lower tax rates.

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

We operate in a capital intensive industry. Our investment in newbuildings, secondhand drilling units and our acquisition of other companies have been financed through a combination of equity issuances, bond and convertible bond offerings, and borrowings from commercial banks. Our liquidity requirements relate to servicing our debt, funding investment in drilling units, funding working capital requirements, funding dividend payments and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis.

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, Norwegian Kroner, Brazilian Real, Australian dollars, Euros, Singapore dollars and Pound Sterling.

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

On December 31, 2012, we had remaining contractual commitments relating to 19 newbuilding contracts totaling approximately $5.6 billion.

As of December 31, 2012, we had cash and cash equivalents totaling $502 million, as compared to $715 million for the same period in 2011, including $184 million of restricted cash, as compared to $232 million for the same period in 2011.  In the year ended December 31, 2012, we generated cash from operations of $1.6 billion, used $1.4 billion in investing activities, and cash outflows from financing activities were $0.4 billion; as compared to $1.7 billion, $2.5 billion, and $0.5 billion, respectively, in the same period in 2011.

For the year ended December 31, 2012 we paid cash dividends of $4.31 per common share, or a total of $1.9 billion, while for the same period in 2011 we paid $1.4 billion in total cash dividends.

We have entered into a significant number of construction contracts for newbuilds. Borrowings under our current credit facilities and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments for all of our newbuilding drilling units, which currently totals $6.5 billion (including $0.02 billion paid in yard installments since December 31, 2012).  As of April 22, 2013 we have secured financing of approximately $3.3 billion for our newbuild program (including the AOD drilling units) to be delivered in 2013 with a combination of facilities with commercial lenders and an unsecured bond.  For our deliveries scheduled to take place in 2014 and 2015, we are exploring a number of financing opportunities for the remaining amounts not yet financed and believe that we will be able to secure the amounts required at affordable terms and rates due to our past experience and successes as well as current discussions with various potential counterparties in raising such funds.   We believe the cash that we generate from our operations supported by existing and future debt capacity, provided by our contract backlog, current and future asset base, is expected to be sufficient to meet our existing commitments to fund new buildings including meeting our working capital needs, as well as permit us to pay dividends to our stockholders and service our debt obligations in accordance with the existing maturity profile.  If we enter into significant further investments and/or newbuilding commitments we expect that we will require additional issuances of equity and/or new debt to meet our capital requirements.   See Item 8. "Financial Information – Dividend Policy." A deterioration in our operating performance, inability to obtain cost efficiencies, lack of success in adding new contracts to our backlog, failure to complete our remaining newbuilding program on time and within budget, finance our commitments as well as numerous other factors detailed above in "Risk Factors" could limit our ability to further the growth of our business, to meet working capital requirements, and to pay dividends.

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

Borrowings

As of December 31, 2012, we had total outstanding borrowings under our credit facilities of $10.8 billion at an average annual interest rate of approximately 3.53%. In addition, we had interest bearing debt of $1,054 million under loan agreements with related parties.

Set forth below is a summary of our outstanding indebtedness as of December 31, 2012.

Outstanding at December 31, 2012 (In millions of U.S. dollars)
Secured credit facilities
- $800 million secured term loan facility due 2013	227
- $2,000 million secured credit facility due 2017	1,750
- $100 million secured term loan facility due 2014	69
- $1,500 million senior secured credit facility due 2014	882
- $1,200 million senior secured credit facility due 2015	867
- $700 million senior secured credit facility due 2015	560
- $550 million senior secured credit facility due 2016	495
- $1,121 million senior secured credit facility due 2017	1,019
- $170 million senior secured credit facility due 2013	83
- $400 million senior secured credit facility due 2016	360
- $440 million secured credit facility due 2017	101
- $900 million secured credit facility due 2017	731

Ship Finance secured credit facilities
- $700 million secured term loan facility due 2013 (VIE)	397
- $1,400 million secured term loan facility due 2013 (VIE)	822

Unsecured bonds
- $350 million unsecured bond due 2015	342
- $1,000 million senior unsecured bond due 2017	1,000
- NOK1,250 million senior unsecured bond due 2014	225 (NOK 1,250 million)

Convertible bonds
- $650 million 3.375% unsecured convertible bonds due 2017	561

CIRR loans
- NOK1,754 million Commercial Interest Reference Rate, or CIRR credit facilities due 2016	149 (NOK825 million)
- NOK1,011 million CIRR credit facilities due 2020	121 (NOK674 million)

Credit facilities

$1,500 million secured credit facility

In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the jack-up rigs West Capella, West Sirius, West Ariel and West Aquarius, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,733 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance at December 31, 2012 was $882 million, as compared to $1,059 million in 2011. At maturity a balloon payment of $662 million is due. We do not have any undrawn capacity on this facility at year end.

$800 million secured term loan

In August 2005, the Company entered into a $300 million secured term loan facility with a syndicate of banks to partly fund the acquisition of two semi-submersible rigs, West Eminence and West Phoenix, which have been pledged as security. The facility was amended and increased in 2006 to $800 million. The facility was amended again in 2011 due to West Phoenix was moved to North Atlantic. As a result of this, only West Eminence was pledged as security as per December 31, 2012. The net book value at December 31, 2012 of the unit pledged as security is $631 million. The facility consists of two tranches, and bears interest at LIBOR plus 1.70% and 3.5% per annum. As of December 31, 2012, the outstanding balance was $227 million, as compared to $272 million in 2011. The final repayment of $183 million is due in 2013. We do not have any undrawn capacity on this facility at year end.

$100 million secured term loan

In April 2008, the Company entered into a $100 million secured term loan facility with two banks to partly fund the acquisition of the tender rig T-11, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $79 million. The facility bears interest at a fixed rate of 3.03% per annum and is repayable over a term of six years. As of December 31, 2012, the outstanding amount on this facility was $69 million, as compared to $74 million in 2011. At maturity a balloon payment of $60 million is due. We do not have any undrawn capacity on this facility at year end.

$700 million secured term loan

In October 2010, the Company entered into a $700 million secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,126 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2012, the outstanding balance was $560 million, as compared to $630 million in 2011. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility at year end.

$1,200 million secured term loan

In June 2010, the Company entered into a $1,200 million secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). The net book value at December 31, 2012 of the units pledged as security is $1,477 million. The facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2012, was $867 million, as compared to $1,000 million in 2011. At maturity a balloon payment of $567 million is due. We do not have any undrawn capacity on this facility at year end. We have subsequent to the balance sheet date entered into a renewal of the fixed margin period on this facility commencing on June 25, 2013, with final maturity in 2015.

$900 million secured term loan

In July 2012, the Company refinanced $585 million loan and entered into new $900 million senior secured credit facility with a group of commercial lending institutions, comprised of a term loan in the amount of $375 million, a term loan in the amount of $150 million, and a revolving facility in the amount of $375 million. This facility has a five year term, and is repayable in quarterly installments of $18.8 million for the first three installments, followed by quarterly installments of $22.5 million thereafter, with a balloon payment of $484 million due at maturity. The facility bears interest at LIBOR plus a margin. The tender rigs West Alliance, West Berani, West Menang, West Pelaut, West Setia, West Jaya, West Esperanza and T-12 are pledged as security. The $585 million facility, which had $312 million outstanding, was repaid with a portion of this facility.  As of December 31, 2012, the outstanding balance of this facility was $731 million.

$440 million secured term loan

In December 2012, the Company entered into a $440 million secured term loan facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs currently under construction. As of December 31, 2012 we have drawn $101 million on the facility and T-15 has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $112 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The undrawn amount will be available at delivery of the rigs under construction. At maturity a balloon payment of $223 million is due. The outstanding balance as at December 31, 2012 was $100.5 million. We do not have any undrawn capacity on this facility at year end.

$1,121 million secured credit facility

In January 2011, the Company entered into a $1,121 million secured credit facility with Lloyds TSB to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which has been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,248 million. In 2012 we have further drawn down on this facility for general corporate purposes. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years. The facility was fully drawn as of December 31, 2012 with a balance of $1,019 million, as compared to $985 million in 2011. At maturity a balloon payment of $498 million is due. We do not have any undrawn capacity on this facility at year end.

$2,000 million secured credit facility

In April 2011, our subsidiary North Atlantic Drilling Ltd entered into a $2,000 million secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill Ltd, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $2,417 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2012, the outstanding balance was $1,750 million, as compared to $1.9 billion in 2011. At maturity a balloon payment of $1,000 million is due. We do not have any undrawn capacity on this facility at year end.

$170 million secured loan facility

In February 2007, the Company entered into a sale and leaseback agreement for the jack-up rig West Prospero with Rig Finance II Ltd, at that time a subsidiary of Ship Finance Limited. In February 2007 Rig Finance II Ltd entered into a $170 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Prospero, which has been pledged as security. In June 2011, the Company acquired all the shares of Rig Finance II Limited. The net book value at December 31, 2012 of the unit pledged as security is $176 million. The facility bears interest at LIBOR plus 0.90 % to 1.20% per annum depending on the ratio of market value to loan, and is repayable over a term of six years. As of December 31, 2012, the outstanding balance was $83 million, as compared to $92 million in 2011. At maturity a balloon payment of $79 million is due. We do not have any undrawn capacity on this facility at year end.

$550 million secured credit facility

In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $712 million. The facility has a five year tenor and bears interest at LIBOR plus a margin. As of December 31, 2012, the outstanding balance was $495 million, as compared to $550 million in 2011. At maturity a balloon payment of $275 million is due. We do not have any undrawn capacity on this facility at year end.

$400 million secured credit facility

In December 2011, the Company entered into a $400 million secured credit facility with a syndicate of banks. The Jack-Up rigs West Cressida, West Callisto, West Leda and West Triton has been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $727 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2012, the outstanding balance was $360 million, as compared to $400 million in 2011. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility at year end.

Ship Finance International Loans

In May 2008, the Company entered into a sale and leaseback agreement for the drillship West Polaris with SFL West Polaris Limited, a subsidiary of Ship Finance. SFL West Polaris Limited is consolidated as a VIE by the Company. In July 2008 SFL West Polaris Limited entered into a $700 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Polaris, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $594 million. The facility bears interest at LIBOR plus 1.25% per annum and is repayable over a term of five years. At December 31, 2012, the outstanding balance under the facility was $397 million, as compared to $470 million in 2011.

In September 2008, the Company entered into a sale and leaseback agreement for the two semi-submersible rigs West Taurus and West Hercules with SFL Deepwater Ltd, a subsidiary of Ship Finance. SFL Deepwater Ltd is consolidated as a VIE by the Company. In September 2008, SFL Deepwater Ltd entered into a $1,400 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Taurus and West Hercules, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,035 million. The facility bears interest at LIBOR plus 1.40% per annum and is repayable over a term of five years. As of December 31, 2012, the outstanding balance under the facility was $822 million, as compared to $939 million in 2011.

$585 million secured term loan

In December 2006, we entered into a $585 million secured term loan facility with a syndicate of banks to partly fund the acquisition of eight tender rigs, which have been pledged as security. The facility bears interest at LIBOR plus a margin. This facility was fully repaid and refinanced in July 2012, and therefore the balance outstanding as at December 31, 2012 was nil (2011: $337 million).

Bonds and convertible bonds

$350 million fixed interest rate bond

In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. Interest on the bonds bears a fixed interest of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As of December 31, 2012, the outstanding balance was $342 million, as compared to $350 million in 2011.

NOK1,250 million floating interest rate bond

In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of an unsecured two year bond, with maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond is listed on the Oslo Stock Exchange.

$1,000 million fixed interest bond

In September 2012, the Company's raised $1,000 million through the issue of a five year bond which matures in September 2017. Interest on the bonds bears a fixed interest of 5.625% per annum, payable semi-annually in arrears.

3.375% Convertible Bonds due 2017

In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $31.14. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017. The convertible bonds are tradable, and their market price as of March 13, 2013 was 135% of nominal value. If the bonds were converted into shares at the current conversion price of $31.1364, a further 20,875,888 new shares would be issued. The bond contains covenants, the principle one requiring the Company to maintain a market adjusted equity ratio of at least 30.0%.

NOK 500 million floating interest rate bonds

In September 2005, we raised NOK500 million through the issuance of a seven year bond. The bond bears quarterly interest at the Norwegian Inter-Bank Offer Rate, or NIBOR, plus a margin. We later repurchased NOK391.5 million of the bonds. The bond was repaid upon final maturity in September 2012, therefore the balance outstanding as at December 31, 2012 was nil (2011: $75 million).

Commercial Interest Reference Rate (CIRR) Credit Facilities

In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2012 was $72 million (NOK400 million), $83 million, in 2011.

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2012 was $77 million (NOK425 million), $89 million, in 2011.

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of twelve years. The outstanding balance at December 31, 2012 was $121 million (NOK674 million), $126 million, in 2011

In connection with the above three CIRR fixed interest term loans totaling $270 million (NOK1,499 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

In the year ended December 31, 2012, we repaid in full:

—	a $585 million secured term loan facility (of which $337 million was outstanding at December 31, 2011); and

—	a NOK500 million unsecured seven year bond (of which NOK450 million ($75 million) was outstanding at December 31, 2011).

Related party loan agreements

On March 31, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas. The principal plus interest was repaid in June 2012.

On May 15, 2012 we obtained a short term unsecured credit facility of $50 million from Metrogas. The loan bore interest at 3 month LIBOR plus a margin of 1.9%. The principal plus interest was repaid in July 2012.

On June 7, 2012, we entered into a long-term unsecured credit facility of NOK 1,200 million with Metrogas that is repayable on July 31, 2013. This loan agreement was amended on June 14, 2012 and June 27, 2012 to increase the loan amount to a total of NOK 2,100 million ($352 million). Interest for the first period was three month NIBOR plus a 3.5% margin and for the subsequent interest periods the interest is the three month NIBOR plus a 4.5% margin. As of December 31, 2012, we repaid in full the borrowings under this facility.

On December 21, 2012, we obtained a short term loan in the amount of $93 million from Metrogas. The loan bears interest of LIBOR plus a margin and matures in March 2013.

On December 31, 2012, we obtained a short term loan from Metrogas in the amount of NOK140 million. The loan bears interest of NIBOR plus a margin and matures in March 2013.

Our debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

The main financial covenants contained in our bank loan agreements are as follows:

—	Aggregated minimum liquidity requirement for the group, requires us to maintain cash and cash equivalents of at least $155 million within the group.

—	Interest coverage ratio, which requires us to maintain an EBITDA to interest expense ratio of 2.5:1.

—
Current ratio, which requires us to maintain a current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20% of shares in listed companies of which we own 20% or more. Current liabilities are defined as book value less the curent portion of long term debt.

—
Equity ratio, which requires us to maintain a total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

—
Leverage ratio, which requires us to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis for the previous period of twelve month period as such term is defined in accordance with accounting principles consistently applied. However, in the event that we acquire rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant acquisition agreements, and if necessary, be annualized to represent a twelve (12) months historical EBITDA. In the event that we acquire rigs or rig owning companies without historical EBITDA available, we are entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided we provide our lenders with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.

The main covenants for our outstanding bonds are as follows:

—
Equity ratio, which requires us to maintain a total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

—
Equity ratio, which requires us to maintain a ratio of adjusted equity to total liabilities of at least 40%. Adjusted shareholder's equity is book value of equity adjusted for the difference between book and market values of drilling units.

Our secured credit facilities are secured by:

—	guarantees from rig owning subsidiaries (guarantors),

—	a first priority share pledge over all the shares issued by each of the guarantors,

—
a first priority perfected mortgage in all collateral rigs and any deed of covenant thereto, subject to contractual agreed "quiet enjoyment" undertakings with the end-user of the collateral rigs to be entered into if this is required by the relevant end-user pursuant to the relevant contract,

—	a first priority security interest over each of the rig owners' with respect to all earnings and proceeds of insurance, and

—	a first priority security interest in the earnings accounts.

Our loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions.  We were in compliance with all financial loan covenants as of December 31, 2012.

As of December 31, 2012, the three month United States dollar LIBOR was 0.31%, as compared to 0.58% in 2011 and three month NIBOR was 1.83%, as compared to 2.89% in 2011.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Most of these agreements do not qualify for hedge accounting and any changes in the fair values of the financial instruments are included in the Consolidated Statement of Operations under "gain/(loss) on derivative financial instruments." One of our consolidated VIEs have executed interest rate cash flow hedges in the form of an interest rate swap. The movements in the fair value of this hedging swap are reflected in "Accumulated other comprehensive income (loss)."

As of December 31, 2012, we had a gain of $3 million in our Statement of Operations consisting of the following:

Interest-rate swap agreements and forward exchange contracts: Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to $80.6 million for the year ended December 31, 2012. The loss is recognized in the statement of operations as gain/(loss) on derivative financial instruments.

As of December 31, 2012, the Company and its consolidated subsidiaries, including VIEs, had entered into interest rate swap contracts with a combined outstanding principal amount of $6.6 billion, as compared to $5.7 billion in 2011, at rates between 0.74 % per annum and 4.63 % per annum, as compared to 2.06% and 4.63% in 2011.  The overall effect of these swaps is to fix the interest rate on $6.6 billion of floating rate debt at a weighted average interest rate 2.41% per annum, as compared to $5.7 billion at 2.84% in 2011. As of December 31, 2012, our net exposure to short term fluctuations in interest rates on our outstanding debt was $1.8 billion, as compared to $2.7 billion in 2011, based on our total net interest bearing debt of $11 billion less the $6.6 billion outstanding balance of fixed interest rate swaps, less the $2.6 billion in fixed interest loans.

Other derivative instruments: Total realized and unrealized gain on other derivative instruments amounted to $84 million for the year ended December 31, 2012, mainly due to realized gains on our Ensco forward contracts.

As of December 31, 2012, we had entered into forward exchange contracts to sell approximately $528 million, as compared to $264 million in 2011, in exchange for Norwegian Kroner between January 2013 and February 2014, at exchange rates ranging from NOK5.64 to NOK5.79 per US dollar.

Total Return Swaps: In February 2010, a TRS agreement with 4,500,000 shares in Seadrill as underlying security was settled and the Company simultaneously entered a new TRS agreement for 3,500,000 of common shares in Seadrill with an agreed reference price of NOK125.70 per share and an expiration date in February 2011. In September 2010, the Company partly settled the TRS agreement and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 common shares. In January 2011, the Company partly settled the TRS agreement and further reduced the number of underlying Seadrill Limited shares by 750,000 shares from 2,750,000 to 2,000,000 common shares. In September 2011, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in March 2012 and the agreed reference price was NOK177.21 per share. In March 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in September and the agreed reference price was NOK 224.70 per share. In September 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in December and the agreed reference price was NOK 242.80 per share. In December, 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expires in March 2013 and the agreed reference price was NOK 220.32 per share. The total realized and unrealized gain relating to TRS agreements in 2012 amounted to $7 million (2011: $5 million, 2010: $27 million).

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

In addition to the above TRS transactions, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS indexed to our own common shares was our only TRS agreement as of December 31, 2012.

Equity

As of December 31, 2012, the number of common shares issued, of par value $2.00 each, was 469,250,933 and fully paid share capital amounted to $938 million, unchanged from December 31, 2011. In May, 2011, we issued 25,942,446 shares related to the settlement for early conversion of convertible debt, the total proceeds from the share issue was approximately $721 million.

In 2010, we issued new common shares on three occasions, 655,000 shares related to the exercise of stock options in March, 12,500,000 shares related to a private placement in April, which was completed as part of the Scorpion and West Elara (CJ70) acquisitions, and 31,020,271 related to the settlement for early conversion of convertible debt in December. In 2010, the total proceeds from the share issue were approximately $1,065 million including the conversion of the convertible debt.

As of December 31, 2012, we were holding 72,859 of our common shares as treasury shares, as compared to 1,478,759 in 2011 and 182,796 in 2010. Net outstanding share capital amounted to $938 million, as compared to $935 million in 2011 and $886 million in 2010. A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may be either cancelled, or held as treasury shares to meet our obligations relating to our share option scheme. Under the program no shares were purchased in the year ended December 31, 2012; however, 3,250,000 shares were purchased in the year ended December 31, 2011, and 1,750,000 shares were purchased in the year ended December 31, 2010.

In May 2005, a general meeting of the Company approved authorizing the Board of Directors to establish and maintain an employee share option scheme, or the Option Scheme, in order to encourage the holding of shares in the Company by individuals including directors, officers and employees of the Company. The Board of Directors has made a number of grants pursuant to rules established to implement the Option Scheme. As of December 31, 2012, we have granted 4.9 million options, of which 3.9 million remain outstanding. The fair value of the options granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 28 to the Consolidated Financial Statements). The additional paid-in capital arising from share options was $8 million in the year ended December 31, 2012, as compared to $10 million in 2011 and $11 million in 2010.

As of December 31, 2012, our total additional paid-in capital including contributed surpluses amounted to $4.1 billion, as compared to $4.1 billion in 2011 and $3.2 billion in 2010, of which $2.9 billion arises from shares issued at a premium, with the remaining balance attributable to the Option Scheme, purchases and sales of treasury shares, share issuance in NADL, the equity component convertible bonds and conversion of convertible bonds.

As of December 31, 2012, we were party to a TRS agreement with 2,000,000 of our common shares as underlying security, whereby we are exposed to movements in the price of our shares (see "Derivatives" above). In March 2013, the TRS agreement was settled and we simultaneously entered into a new TRS agreement with 2,000,000 of our common shares as underlying security, which is due to expire in June 4, 2013, with a reference price of NOK213.17 per share.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	TREND INFORMATION

The demand for offshore drilling services continues to benefit from strong capital expenditure offshore worldwide from oil and gas companies. As a result, daily rates and contract length have continued to improve for all asset classes over the last year. There is limited near term supply in the ultra-deepwater market, and the benign jack-up market has witnessed daily rates approaching $200,000 for some fixtures with three year contracts. In the same period our customers have continued to report significant new offshore oil and gas discoveries in mature as well as frontier areas. This success coincides with continued growth in exploration and production spending in offshore regions by oil and gas companies.

Ultra-deepwater floaters (>7,500 ft water)
The global demand for ultra-deepwater drilling services has continued to show strength over the last twelve months. The number of rigs available for employment in 2012 is limited as market sources indicate that with some exceptions the available capacity has been assigned to specific customers. The demand is primarily driven by demand in the Gulf of Mexico and Africa where there has been significant exploration successes.  In the Gulf of Mexico it is estimated that more than 50% of the reserves are in water depths greater than 5000ft and as a result well designs involve more technically demanding well construction techniques. These characteristics both drive the demand towards newer rigs with greater loadpath capacities. History has demonstrated that there is a clear correlation with exploration success followed by incremental rig demand due to the number of wells needed to delineate and develop these find. This has translated into oil and gas companies looking to secure future rig capacity early. In 2012, we contracted out several ultra-deepwater rigs that were not available before 2014, and also our newbuild West Mira that will be delivered in 2015 was awarded a five-year contract. The daily rates continue to be in the $550,000 to $650,000 range depending on location and contract duration.

Premium jack-up rigs (>350 ft water)
The overall demand for jack-ups rigs globally has improved and the global utilization rate for jack-up rigs has increased to 84% based on increased incremental demand in the Middle East, Asia, and Africa.  As a result, the number of warm stacked and cold stacked jack-up rigs has been reduced. For newer jack-up rigs, built after 2000 and with more than 350ft water depth capacity, the market balance remain sound with a high utilization rate of 95% supported by strong demand for in most regions. In light of this development, daily rates for older jack-up rigs have improved to cater for reactivation cost for such units. For newer jack-up rigs we have seen daily rates of close to $200,000 and increase in contract length with several multiyear contracts being awarded.
The observed market development suggests a positive trend in terms of rig demand, utilization rates, contract length and levels for daily rates. In this environment oil companies continue to show a preference for newer equipment due to their superior technical capacities and operational flexibility.

Tender Rigs
The demand for our tender rigs is mainly driven from Asia and Africa, and they account for 80% and 17% of the overall utilization in this market, respectively. Our customers have demonstrated a strong focus on operational efficiency something that favors newer equipment and experienced operators. We also see an increasing awareness from oil companies for the tender rig concept and its benefits in term of efficiency and operability.

E.	OFF BALANCE SHEET ARRANGEMENTS

As described above, we are party to a TRS agreement that has our own common shares as underlying security. The fair value of this position as of December 31, 2012 and 2011, respectively, is reflected in the Consolidated Financial Statements included in Item 18 of this Annual Report.

F.	CONTRACTUAL OBLIGATIONS

At December 31, 2012, we had the following contractual obligations and commitments:

	Payment due by period
(In millions of US dollars)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
3.375% convertible bonds due 2017 (1)	-	-	650	-	650
Interest bearing debt	2,066	4,659	3,459	15	10,199
Related party interest bearing debt	119	-	500	435	1,054
Total debt repayments	2,185	4,659	4,609	450	11,903
Accrued pension liabilities	19	21	11	4	55
Operating lease obligations	23	23	15	21	82
Drilling unit purchases (2)	2,711	2,893	-	-	5,604
Total contractual cash obligations	4,938	7,596	4,635	475	17,644

(1) In October 2010, we issued $650 million of 3.375% convertible bonds with maturity 2017. Due to the hybrid nature of this financial instrument, for accounting purposes the liability is divided into $561 million of debt and $89 million of equity. The above contractual obligations assume that none of the bonds are converted into common shares and that the full $650 million is repayable in 2017. Accordingly, total debt repayments shown above exceed the interest bearing debt shown in the consolidated balance sheet by $89 million as of December 31, 2012.

(2) Drilling unit purchase commitments relate to five jack-up rigs equaling a total price of $1.0 billion,five tender rigs of $0.4 billion,two semi-submersible rigs of $1.1 billion, and seven drillships of $3.1 billion.

G.	SAFE HARBOR

See section entitled "Forward Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers, and also certain key employees within our operating subsidiaries, who are responsible for overseeing the management of our business.

Name	Age	Position
John Fredriksen	68	President, Director and Chairman of the Board
Tor Olav Trøim	49	Vice President and Director
Kate Blankenship	48	Director and Audit Committee member
Carl Erik Steen	61	Director
Kathrine Fredriksen	29	Director
Bert Bekker	74	Director
Paul Leand Jr.	46	Director
Georgina Sousa	62	Company Secretary
Fredrik Halvorsen	39	Chief Executive Officer and President, Seadrill Management
Per Wullf	53	Chief Operating Officer and Executive Vice President, Seadrill Management
Robert Hingley-Wilson	39	Chief Accounting Officer and Senior Vice President, Seadrill Management
Rune Magnus Lundetræ	36	Chief Financial Officer and Senior Vice President, Seadrill Management
Anton Dibowitz	41	Chief Commercial Officer and Senior Vice President, Seadrill Management
Svend Anton Maier	49	Senior Vice President Africa, Middle-East
Iain Hope	44	Senior Vice President Americas
Eduardo Antonello	37	Senior Vice President, South America
Alf Ragnor Løvdal	56	Senior Vice President and CEO of North Atlantic Management

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

Tor Olav Trøim has served as Vice-President and a director of the Company since its inception in May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also been a director of Seadrill Partners since July 2012, and of Archer Limited since its incorporation in 2007. Mr. Trøim is also a director of Golar, Golar LNG Partners, and is currently a director of two Oslo Stock Exchange listed companies, Golden Ocean (also listed on the Singapore Stock Exchange) and Marine Harvest ASA. He served as a director of Frontline from November 1997 until February 2008.

Kate Blankenship has served as a director of the Company since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has been a director of Seadrill Partners since June 2012, North Atlantic since February 2011, Independent Tankers Corporation Limited since February 2008, Golar since July 2003, Golar LNG Partners since September 2007, Golden Ocean since November 2004, and Archer Limited since its incorporation in 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Bert Bekker was appointed to the Board on April 25, 2013. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker currently serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, and has served as a director since July 2003. Mr. Bekker is also on the board of Seadrill Partners.

Paul Leand was appointed to the Board on April 25, 2013. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. Mr. Leand has also served as a director of Ship Finance since 2003. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

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

Fredrik Halvorsen was appointed CEO and President in October 2012.  Mr. Halvorsen works for Frontline Corporate Services Ltd and is a Director of Deep Sea Supply Plc., where he has served since October 2010.  He has been a Director of Archer since 2010, stepping in as interim CEO of Archer in January 2012.  He is also a Director of Deep Sea Supply and Aktiv Kapital.  Prior to this, Mr. Halvorsen held various roles including CEO of Tandberg ASA, and senior positions at Cisco Systems Inc as well as McKinsey & Company.

Per Wullf has served as the Chief Operating Officer and Executive Vice President of Seadrill Management since February 2009. Mr. Wullf has more than 28 years of experience in the international offshore and onshore drilling industry with A.P. Moller - Maersk A/S, serving as Managing Director for Maersk Drilling Norge AS from 2006 to 2009.

Robert Hingley-Wilson was appointed CAO, and Senior Vice President of Seadrill Management, in February 2012. Mr. Hingley-Wilson has served as Group Chief Accountant to a group of related companies since 2010 as an employee of Frontline Corporate Services UK Ltd.  Mr. Hingley-Wilson has an extensive background in M&A and complex accounting with both Frontline Ltd and its associated companies and in PricewaterhouseCoopers in New York City and London, where Mr. Hingley-Wilson worked from 1996 until joining Frontline in 2010. Mr. Hingley-Wilson has a law degree and trained as a Solicitor in the United Kingdom, and has been a member of the Institute of Chartered Accountants in England and Wales since 1998.

Rune Magnus Lundetræ was appointed Chief Financial Officer and Senior Vice President in February 2012. Before his current position Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic Drilling Limited). He also served as CFO for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010. Prior to joining Seadrill Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

Anton Dibowitz was appointed Chief Commercial Officer and Senior Vice President in January 2013. He has 15 years drilling industry experience most recently serving as Vice President Marketing and prior to that as Commercial Director, Deepwater Western Hemisphere Division, since joining Seadrill in April 2007. Prior to Seadrill, Mr Dibowitz held various positions within tax, process reengineering and marketing at Transocean and Ernst & Young LLP.  He is a Certified Public Accountant and a graduate of the University of Texas at Austin where he has a bachelors degree in Business Administration, and masters degrees in Professional Accounting (MPA) and Business Administration (MBA).

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

Alf Ragnar Løvdal has been the Chief Executive Officer of North Atlantic Management AS since January 2013. Mr. Løvdal has served as Senior Vice President for Seadrill in Asia Pacific from April 2009 till December 2012. He was previously CEO in Seawell Management AS. Mr. Løvdal has close to 30 years of experience from the oil and gas industry, of which 20 years as responsible for the well services business in the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has over the years held several senior positions, including general manager operations for the mobile units. Prior to his engagement with Smedvig, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Eduardo Antonello was appointed Senior Vice President of Seadrill Brazil, in May 2012. Mr. Antonello has served as Latin America Area Manager since the establishment of the company in the country in 2008, with extensive knowledge of the local industry, authorities and regulations. Mr. Antonello has previous international background in business development activities, operations management, well services and drilling engineering, having worked for Schlumberger in the Middle East, United States, England and most recently as country manager in Brazil. He has a degree in mechanical engineering from the Mackenzie University of São Paulo.

B.           COMPENSATION

During the year ended December 31, 2012, we paid our directors and executive officers aggregate compensation of $32.9 million, including compensation in the form of options exercised. In addition we have incurred compensation expense in the aggregate amount of $0.1 million for their pension and retirement benefits. These amounts include compensation of $6.6 million paid to the Chief Executive Officer, excluding compensation related to exercised options, and $0.05 million expensed for the Chief Executive Officer's pension and retirement benefits. The increase compared to previous year is mainly related to termination expenses paid both to the prior Chief Executive Officer and Chief Financial Officer.

In the event the Chief Executive Officer resigns at the request of the Board of Directors, he will receive compensation equal to his salary for two years.

In addition to cash compensation, during 2012 we also recognized an expense of $2.1 million relating to stock options granted in 2009, 2010 and 2011 to certain of our directors and employees. The options vest over a two to four year period, with the first tranche vesting in May 2013, and they expire between May 2014 and April 2017. The exercise price of the options at December 31, 2012, was in the range NOK31.3 to NOK173.0 (equivalent to $5.6 to $30.9) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares.

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

Our Board of Directors currently consists of seven directors. All of our directors also serve on the boards of other companies in which Trusts, established for the benefit of Mr. Fredriksen's immediate family, also have significant shareholdings. Four of our directors, Kate Blankenship, Carl Steen, Paul Leand and Bert Bekker are independent pursuant to Rule 10A-3 of the Securities Exchange Commission Act of 1934, as amended.

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

We currently have a compensation committee responsible for establishing and reviewing the executive officers' and senior managements' compensation and benefits. Our committee consists of Mr. Trøim and Mrs. Blankenship.

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

As of December 31, 2012, we had approximately 8,700 employees.

Some of our employees and our contracted labor, most of who work in Brazil, Nigeria, Norway and the U.K., are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues.

Total employees (including contracted-in staff )	December 31, 2010	December 31, 2011	December 31, 2012
Operating segments:
Floaters	3,000	3,170	3,900
Jack-up rigs	1,500	1,900	2,150
Tender rigs	2,100	2,300	2,500
Corporate	100	130	150
Total employees	6,700	7,500	8,700

Geographical location:
Norway	1,100	1,100	1,350
Rest of Europe	0	100	100
USA	500	600	1,250
South America	1,100	1,100	700
Asia and Australia	3,100	3,200	3,050
Africa	900	1,400	2,250
Total employees	6,700	7,500	8,700

The number of employees has increased over the three years to December 31, 2012 as a result of the increase in our operating fleet of drilling units and business acquisitions.

E.	SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of April 22, 2013, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Company in May 2005. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options
	Number of shares	%	Total number of options	Number of options vested	Exercise price	Expiry date
John Fredriksen (2)	(2)	(2)	-	-	-	-
Tor Olav Trøim (3)	635,000	(1)	-	-	-	-
Kate Blankenship	41,000	(1)	20,000	20,000	NOK31.3	May 2014
Kathrine Fredriksen	-	(1)	-	-	-	-
Carl Erik Steen	-	(1)	-	-	-	-
Georgina Sousa	-	(1)	-	-	-	-
Fredrik Halvorsen	-		-	-	-	-

Per Wullf	-	(1)	50,000 60,000 60,000	50,000 24,000 -	NOK31.3 NOK139.3 NOK173.0	May 2014 December 2015 December 2016

Rune Magnus Lundetræ	-	(1)	3,400 20,000 15,000 15,000 40,000	- 10,000 6,000 - -	NOK31.3 NOK137.4 NOK192.9 NOK202.1 NOK198.9	May 2014 May 2015 December 2015 December 2016 April 2017

Robert Hingley-Wilson	-	(1)	40,000	-	NOK198.9	April 2017

Iain Hope	-	(1)	13,400 60,000 40,000	13,400 16,000 -	NOK104.6 NOK192.9 NOK 202.1	May 2014 December 2015 December 2016

Alf Ragnar Løvdal	-	(1)	60,000 24,000	-	NOK139.3 NOK173.0	December 2015 December 2016

Svend Anton Maier	-	(1)	60,000 40,000	16,000 -	NOK139.3 NOK173.0	December 2015 December 2016

Raphael Siri	-	(1)	15,000	-	NOK173.0	April 2017

(1) less than 1%

(2) Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 115,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. On April 18, 2013, a related trust bought in market transactions 2,000,000 call options with a strike price of $40 and maturity January 2015, for a price of $1.0678 per option. In addition, to the holdings of shares and options contained in the table above, as of April 22, 2013, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

(3) In addition to the holdings of shares and options contained in the table above, as of April 22, 2013, Drew Investment Ltd., a company controlled by Tor Olav Trøim, is party to separate TRS agreements relating to 600,000 of our common shares. In addition, on April 18, 2013, a related company controlled by Mr. Trøim bought by market transactions 1,000,000 call options with strike price of $40 and maturity January 2015, for a price of $1.0678 per option.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as at April 22, 2013, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares:

	Common Shares Held
Shareholder	Number	%
Hemen (1)	115,097,583	24.5%

(1) As discussed above, the shares of Hemen are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family.

As of April 22, 2013, we had a single shareholder of record in the United States, in whose name all shareholdings in the United States are recorded. We had a total of 469,250,933 common shares outstanding of which 141,009 were held as treasury shares, as of April 22, 2013.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

We were formed on May 10, 2005, and our shares commenced trading on the Oslo Stock Exchange in November 2005.  Our shares commenced trading on the New York Stock Exchange in April 2010.  Since our formation, our largest shareholder has been Hemen, which currently holds approximately 24.5% of our shares.  Under the mandatory offer rules of the Oslo Stock Exchange, if Hemen were to acquire more than 1/3 of our shares, it could trigger the mandatory offer rules.  Hemen has not advised us of any intention to do so.

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest:

—	Ship Finance International Limited, or Ship Finance;

—	Asia Offshore Drilling Limited, or AOD;

—	Metrogas Holdings Inc, or Metrogas;

—	Frontline Management (Bermuda) Limited, or Frontline; and

—	Archer Limited ("Archer")

We have entered into sale and lease back contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by our President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities, or VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated financial statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

During the year ended December 31, 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries.

Rig	In millions of US dollar
West Polaris	114
West Hercules	75
West Taurus	114
Total	303

These lease costs are eliminated on consolidation.

On July 1, 2010 our fully consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported as long-term debt due to related parties in our balance sheet as of December 31, 2012.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to $47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

In July 2011, we participated in a private placement in Asian Offshore Drilling (AOD) and were allocated shares for $54 million, which corresponds to a 33.75% ownership stake. AOD was established by Mermaid Maritime Public Company Limited in late 2010 when two MOD-V B Class jack-up rigs where ordered at Keppel FELS in Singapore. AOD had additional option agreements for construction of two similar units. Furthermore, it was agreed that we would be responsible for the construction supervision, project management and commercial management of all of AODs jack-up rigs. During the year of 2012 the Company has acquired additional shares in AOD and the Company's holding of AOD as of December 31, 2012 was 26,463,050, representing 66.16% of all of the issued shares in AOD. This investment is accounted for as an equity method investment (See also note 16).

On March 31, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas. The principal plus interest was repaid in June 2012.

On May 15, 2012 we obtained a short term unsecured credit facility of US$50 million from Metrogas. The principal plus interest was repaid in July 2012.

On June 7, 2012 we obtained a long term unsecured credit facility of NOK1,200 million from Metrogas. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK2,100 (US$352 million). The principal plus interest was repaid in September 2012.

On June 27, 2012, we granted Archer a long term unsecured credit facility of US$20 million. The principal plus interest was repaid in July 2012.

On November 12, 2012, we granted Archer a short term unsecured loan of US$55 million. The loan bears interest of LIBOR + a margin and matured in February 2013.

On December 20, 2012, we sold it's holding in North Atlantic Drilling Ltd unsecured bond of  US$500 million to Metrogas plus accrued interest of US$9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. The call option matures in June 2013. The obligation is recorded as a long term related party liability. In conjunction with this arrangement we also entered into a agreement to settle dividend payable to Metrogas in return for a short term unsecured loan of US$93 million. The bond bear a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were US$415 million.

On December 21, 2012, we obtained a short term loan of US$93 million from Metrogas. The loan bears interest of LIBOR + a margin and matures in March 2013 and is reported as short term debt to related parties in our balance sheet as of December 31, 2012.

On December 31, 2012, we obtained a short term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR + a margin and matures in March 2013 and is reported as short term debt to related parties in our balance sheet as of December 31, 2012.

Frontline provides management support and administrative services for the Company, and charged the Company fees of $2 million, $2 million and $1 million for these services in the years 2012, 2011 and 2010, respectively. These amounts are included in "General and administrative expenses".

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

For the years ended December 31, 2012, 2011, 2010 and 2009, we paid aggregate dividends to our shareholders in the amounts of $1,925 million ($4.31 per share), $1,423 million ($3.14 per share), $990 million ($2.41 per share) and $199 million ($0.5 per share), respectively. The $1.70 dividend per share paid in December 2012, includes the accelerated dividend of $0.85 for the fourth quarter.

We have paid dividends as follows:

Payment date	Amount per share

2012
March 23, 2012	$0.80
June 7, 2012	$0.97
September 20, 2012	$0.84
December 21, 2012	$1.70

2011
March 16, 2011	$0.88
June 17, 2011	$0.75
September 20, 2011	$0.75
December 21, 2011	$0.76

2010
March 26, 2010	$0.55
July 2, 2010	$0.60
September 24, 2010	$0.61
December 30, 2010	$0.65

2009
December 7, 2009	$0.50

B.	SIGNIFICANT CHANGES

See Note 35 to our Consolidated Financial Statements

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The following table sets forth the fiscal years high and low closing prices of our common shares since they began trading, on the OSE in November 2005 and on the NYSE in April 2010:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2012	42.07	32.07	244.20	192.90
2011	38.24	25.88	215.00	148.00
2010	34.76	18.09	207.80	115.90
2009			149.80	47.00
2008			179.75	41.60

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2013
First quarter	39.68	36.13	217.50	203.30

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2012
First quarter	42.07	33.95	231.70	200.40
Second quarter	39.44	32.07	224.40	192.90
Third quarter	41.43	35.56	244.20	212.80
Fourth quarter	41.64	36.34	236.30	203.30

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2011
First quarter	38.24	32.80	215.00	184.50
Second quarter	37.10	32.38	203.40	176.40
Third quarter	35.96	26.32	194.80	148.00
Fourth quarter	35.85	25.88	205.90	151.00

	OSE
	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2009
First quarter	68.80	47.00
Second quarter	101.25	65.40
Third quarter	120.60	83.00
Fourth quarter	149.80	115.60

	OSE
	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2008
First quarter	141.00	102.75
Second quarter	179.75	135.50
Third quarter	160.25	114.75
Fourth quarter	114.00	41.60

The following table sets forth, for the six most recent months, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
April 2013 *	37.25	34.57	212.90	210.70
March 2013	37.58	36.82	214.10	211.10
February 2013	39.60	36.13	214.00	206.90
January 2013	39.68	37.65	217.50	203.30
December 2012	38.79	36.34	218.50	203.30
November 2012	41.13	37.51	234.80	215.80
October 2012	41.17	38.85	241.00	223.70

* For the period through and including April 22, 2013.

On April 22, 2013, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK5.86 to one US dollar.

B.	MARKETS

Our common shares currently trade on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "SDRL".

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company was filed as Exhibit 1.1 to the Company's Registration Statement on Form 20-F (Registration No. 001-34667), which was filed with the Commission on March 25, 2010, and is hereby incorporated by reference into this Annual Report.

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

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's Bye-Law 92 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events (in addition to the Director's resignation or removal from office by the shareholders):

—	If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;

—	If he becomes bankrupt or compounds with his creditors;

—	If he is prohibited by law from being a Director; or

—	If he ceases to be a Director by virtue of the Companies Act.

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of five directors. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

—	we will not be able to pay our liabilities as they fall due; or

—	the realizable value of our assets is less than our liabilities.

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

Please also see the section below entitled "Taxation in country of drilling operations."

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a "U.S. Individual Holder" will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded; (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

—	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

—
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

—
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

—	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, and other taxable distributions, made by the Company to you within the United States will be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to a U.S. Individual Holder who:

—	fails to provide an accurate taxpayer identification number;

—	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

—	in certain circumstances, fails to comply with applicable certification requirements.

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

Pursuant to recently enacted section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated there under, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under section 6038D of the Code.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  The amount of any such tax imposed upon our operations may be material.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this Annual Report on Form 20-F and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this Annual Report on Form 20-F may be inspected at our principle executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08 and at the offices of Seadrill Management Ltd., at Building 3, Chiswick Park, 566 Chiswick High Road, London, W4 5YA, United Kingdom.

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

Our foreign currency risk arises from:

—	the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to U.S. dollars, with the resulting gain or loss recorded as "Other financial items";

—	changes in the fair value of foreign currency forward contracts, which are recorded as "Other financial items";

—	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies; and

—
foreign subsidiaries whose accounts are not maintained in U.S. dollars, which when converted into U.S. dollars can result in exchange adjustments which are recorded as a component in shareholders' equity.

We use foreign currency forward contracts and cross currency interest rate swaps to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value, with changes in the fair value recorded in the statement of operations under "Other financial items."

At December 31, 2012, we had various contracts to sell approximately $528 million between January 2013 and February 2014 for Norwegian Kroner at exchange rates ranging from NOK/$5.64 to NOK/$5.79. The fair value of our currency forward contracts and cross currency interest rate swap contracts as of December 31, 2012, and December 31, 2011, was as follows:

	December 31, 2012		December 31, 2011
(In millions of U.S. dollars)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	528	11	264	(1)

A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $5 million that would be reflected in our Consolidated Statements of Operations, based on our currency forward contracts as of December 31, 2012.

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

As of December 31, 2012, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $6.1 billion, as compared to $4.7 billion in 2011, at rates between 0.7390% per annum and 4.63% per annum. The swap agreements mature between March 2014 and December 2022. The fair values of our interest rate swaps as of December 31, 2012, and December 31, 2011, were as follows:

	December 31, 2012		December 31, 2011
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	6,148	(384)	4,738	(347)

In addition to the above interest rate swaps, one of our fully-consolidated VIEs has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2012, the fully-consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $446 million, as compared to $1 billion in 2011, at a rate of 2.19% per annum. This swap agreements matures in August 2013, and its fair values as of December 31, 2012, and December 31, 2011, were as follows

	December 31, 2012		December 31, 2011
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	446	8	988	(26)

As of December 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $1.8 billion, compared with $2.7 billion as of December 31, 2011, based on our total net interest bearing debt of $11 billion less the $6.6 billion notional principal of our floating to fixed interest rate swaps, less the $2.6 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease our interest expense by approximately $18 million on an annual basis as of December 31, 2012, as compared to $27 million in 2011.

Equity risk

As of December 31, 2011, we had entered into a TRS contract indexed to 2,000,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract was scheduled to expire in March 2013 and the agreed reference price was NOK220.32 per common share. The open position at December 31, 2012, exposes us to market risk associated with our share price, and it is estimated that a 10% reduction in the price below the value at December 31, 2012, would generate an adverse fair value adjustment of up to $7.3 million, which would be recorded in the Statement of Operations.

In March 2013, these contracts were settled and we simultaneously entered into a new TRS agreement for 2,000,000 of our common shares as underlying security with an agreed reference price of NOK213.17 per share and an expiration date in June 2013.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

The fair market value of our $650 million 3.375% convertible bond as of December 31, 2012 was $872 million.

We hold equity investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As at December 31, 2012, these included:

—	a 39.9% equity interest in the Archer Limited (OSE:ARCHER), a Bermuda oil service company;

—	a 6.4% equity interest in SapuraKencana, a Malaysian oil services company;

—	a 49.0% equity interest in Varia Perdana Sdn Bhd, or Varia Perdana, a Malaysian company;

—	a 66.2% equity interest in Asia Offshore Drilling Ltd. (OSE: AOD), a Bermuda offshore drilling company; and

—	a 28.5% equity interest in Sevan Drilling ASA (OSE: SEVDR), a Norwegian offshore drilling company.

—	a 49.0% equity interest in Tioman, a Malaysian well-service provider owned by SapuraKencana

—	a 50% equity interest in Seabras Participacoes SA, a Brazilian vessel-owning company of one pipelying vessel currently under construction.

—	a 50% equity interest in Seabras Sapura Holdco Ltd, a Bermuda vessel-owning company of two pipelying vessels currently under construction.

—	a 30% equity interest in Itaunas, a Holland vessel-owning company of one drillship currently under construction.

—	a 30% equity interest in Camburi, a Holland vessel-owning company of one drillship currently under construction.

—	a 30% equity interest in Sahy, a Holland vessel-owning company of one drillship currently under construction.

If the market value of any of these investments should fall below the recorded book value, and this decrease in market value is determined to be other than temporary, there could be an impairment charge recognized in our profit and loss statement.

Please see Notes 13 and 16 to our Consolidated Financial Statements included in this Annual Report.

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

The following table shows those of our customers who have generated 10% or more of our contract revenues in one of the periods shown:

	Year ended December 31,
Customer	2012	2011	2010
Petrobras	15%	17%	17%
Statoil	9%	7%	15%
Total	14%	15%	10%
Shell	10%	10%	9%
Exxon	11%	10%	7%
Other customers	41%	41%	42%
Total	100%	100%	100%

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

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule13a-15(e) of the Exchange Act as of December 31, 2012. Based upon that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

—
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2012. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)	Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, appearing under Item 18, and such report is incorporated herein by reference.

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

Our principal account for the fiscal years ended December 31, 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth the fees related to audit and other services provided by PricewaterhouseCoopers AS:

(in U.S. dollars)	2012	2011

Audit fees (a)	5,518,180	3,610,668
Audit-related fees (b)	-	522,618
Taxation fees (c)	5,181	68,977
All other fees (d)	329,788	54,746
Total	5,853,149	4,257,010

a)	Audit fees

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

e)	Audit Committee's Pre-Approval Policies and Procedures

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2012, 2011 and 2010 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may either be cancelled or held as treasury shares to meet our obligations relating to our share option scheme.

There were no shares repurchased during 2012.

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

—
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, two members of our board of directors, Ms. Kate Blankenship and Mr. Carl Steen, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

—
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

—
Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.

—
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our Board, Ms. Kate Blankenship.

—
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

Not applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Not applicable, see Item 18 for the Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-50 are filed as part of this Annual Report on Form 20-F:

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Memorandum of Association of Seadrill Limited (1)
1.2
Bye-Laws of Seadrill Limited as adopted by the sole shareholder on May 13, 2005 and as amended by resolution of the shareholders at the Annual General Meeting held on December 1, 2006 and as further amended by resolution of the shareholders at the Annual General Meeting held on September 28, 2007 (1)

1.3	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.4	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.7	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1	Form of Common Stock Certificate (1)
4.1	Share Option Scheme dated December 1, 2006 (1)
4.2	Bermuda Tax Assurance (1)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.3	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1) Incorporated by reference to the Company's registration statement on Form 20-F, filed on March 18, 2010
(2) Incorporated by reference to the Company's annual report on Form 20-F, filed on May 5, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three  years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15(b) of Seadrill Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 30, 2013

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2012, 2011 and 2010
(In US$ millions, except per share data)

	2012	2011	2010

Operating revenues
Contract revenues	4,295	4,095	3,823
Reimbursables	180	96	192
Other revenues	3	1	26
Total operating revenues	4,478	4,192	4,041

Gain on sale of assets	-	22	26

Operating expenses
Vessel and rig operating expenses	1,656	1,585	1,605
Reimbursable expenses	166	90	179
Depreciation and amortization	615	563	480
General and administrative expenses	250	202	178
Total operating expenses	2,687	2,440	2,442

Net operating income	1,791	1,774	1,625

Financial items
Interest income	25	21	42
Interest expense	(340)	(295)	(312)
Share in results from associated companies (loss)/gain	(220)	(420)	48
Impairment loss on marketable securities	-	(10)	(15)
Gain/ (loss) on derivative financial instruments	3	(346)	(92)
Gain on re-measurement of previously held equity interest	-	-	111
Gain on decline in ownership interest	169	-	-
Gain on bargain purchase	-	-	56
Loss on debt extinguishment	-	-	(145)
Foreign exchange (loss)	(70)	(18)	(26)
Gain on loss of control in subsidiary	-	540	-
Gain on realization of marketable securities	85	416	-
Other financial items	(6)	9	39
Total financial items	(354)	(103)	(294)

Income before income taxes	1,437	1,671	1,331

Income taxes	(232)	(189)	(159)
Net income	1,205	1,482	1,172

Net income attributable to the non-controlling interest	97	81	55
Net income attributable to the parent	1,108	1,401	1,117
Basic earnings per share (U.S. dollar)	2.37	3.05	2.73
Diluted earnings per share (U.S. dollar)	2.34	2.96	2.73
Declared regular dividend per share (U.S. dollar)	2.54	3.06	2.535
Declared extraordinary dividend per share (U.S. dollar)	1.00	-	0.20

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the years ended December 31, 2012, 2011 and 2010
(In US$ millions)

	2012	2011	2010
Net income	1,205	1,482	1,172

Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	205	(291)	(25)
Change in unrealized foreign exchange differences	13	38	27
Change in actuarial (loss)/gain relating to pension	(25)	(3)	(32)
Change in unrealized gain/(loss) on interest rate swaps in subsidiaries	-	1	(2)
Deconsolidation of subsidiaries	-	(63)	-
Change in unrealized gain/(loss) on interest rate swaps in VIEs	20	20	(11)
Other comprehensive (loss)/income:	213	(298)	(43)

Total comprehensive income for the period	1,418	1,184	1,129
Comprehensive income attributable to the parent	1,341	1,073	1,081
Comprehensive income attributable to the non-controlling interest	77	111	48

Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
 for the years ended December 31, 2012 and 2011
(In US$ millions)

	2012	2011
ASSETS
Current assets
Cash and cash equivalents	318	483
Restricted cash	184	232
Marketable securities, net	333	24
Accounts receivables, net	917	720
Amount due from related party	293	185
Other current assets	309	323
Total current assets	2,354	1,967
Non-current assets
Investment in associated companies	509	721
Newbuildings	1,882	2,531
Drilling units	12,894	11,223
Goodwill	1,320	1,320
Restricted cash	218	250
Deferred tax assets	13	33
Equipment	40	25
Other non-current assets	402	234
Total non-current assets	17,278	16,337
Total assets	19,632	18,304

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,066	1,419
Trade accounts payable	72	38
Short-term deferred taxes	6	10
Short-term debt to related party	131	19
Other current liabilities	1,338	1,285
Total current liabilities	3,613	2,771
Non-current liabilities
Long-term interest bearing debt	8,695	8,574
Long-term debt due to related parties	935	435
Deferred taxes	77	34
Other non-current liabilities	288	188
Total non-current liabilities	9,995	9,231

Commitments and contingencies (see note 32)	-	-

Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 469,178,074 outstanding at December 31, 2012 (December, 31 2011: 467,772,174)	938	935
Additional paid in capital	2,332	2,097
Contributed surplus	1,956	1,956
Accumulated other comprehensive income/(loss)	194	(5)
Accumulated earnings	83	994
Non-controlling interest	521	325
Total equity	6,024	6,302
Total liabilities and equity	19,632	18,304

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011 and 2010
(In US$ millions)

	2012	2011	2010
Cash Flows from Operating Activities
Net income	1,205	1,482	1,172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	615	563	480
Amortization of deferred loan charges	30	31	43
Amortization of unfavorable contracts	-	(24)	(39)
Amortization of favorable contracts	12	23	13
Amortization of mobilization revenue	(162)	(96)	(86)
Impairment loss on marketable securities	-	10	15
Share of results from associated companies loss/ (gain)	220	420	(48)
Share-based compensation expense	8	10	11
Gain on disposal of fixed assets	-	(22)	(26)
Gain on decline in ownership interest	(169)	-	-
Unrealized (gain)/loss related to derivative financial instruments	6	261	97
Non cash gain recognized related to realization of marketable securities	(86)	(416)	(43)
Non cash gain recognized related to loss of control	-	(540)	-
Dividend received from associated company	18	57	61
Deferred income tax expense	25	(9)	110
Unrealized foreign exchange loss/ (gain) on long term interest bearing debt	6	(5)	(4)
Non-cash loss recognized on extinguishment of convertible debt	-	-	48
Non-cash gains recognized on acquisition of subsidiaries	-	-	(167)
Payments for long-term maintenance	(133)	(147)	(90)
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	238	58	109
Trade accounts receivable	(198)	(52)	(163)
Trade accounts payable	34	(35)	(15)
Prepaid expenses/accrued revenue	(64)	79	(107)
Interest bearing note receivable with customers	(76)	-	-
Other, net	61	21	(161)
Net cash provided by operating activities	1,590	1,669	1,210

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011 and 2010
(In US$ millions)

	2012	2011	2010
Cash Flows from Investing Activities
Additions to newbuilding	(1,343)	(2,381)	(2,006)
Additions to rigs and equipment	(214)	(15)	(272)
Sale of rigs and equipment	-	245	55
Settlement of disputes with ship yard	38	-	-
Investment in subsidiaries, net of cash acquired	-	(26)	(152)
Cash deconsolidated upon loss of control in subsidiary	-	(127)	-
Change in margin calls and other restricted cash	102	(43)	51
Investment in associated companies	(153)	(287)	(13)
Proceed from repayment of short term loan to related parties	-	-	90
Disposal of associated companies	65	-	-
Short-term loan granted to related parties	(55)	-	(160)
Purchase of marketable securities	(19)	(13)	(15)
Long term loan granted to related parties	(20)	-	-
Repayment from long term loan granted to related parties	20	-	-
Proceeds from realization of marketable securities	219	161	215
Net cash used in investing activities	(1,360)	(2,486)	(2,207)

Cash Flows from Financing Activities
Proceeds from debt	3,477	5,929	3,902
Repayments of debt	(2,752)	(4,116)	(1,870)
Debt fees paid	(37)	(49)	(33)
Proceeds from debt to related party	1,013	-	-
Repayments of debt to related party	(487)	-	-
Change in current liability related to share forward contracts	-	-	(12)
Paid to non-controlling interests	(50)	(95)	(292)
Contribution from non-controlling interests, net of issuance cost	350	418	289
Purchase of treasury shares	-	(130)	(42)
Proceeds from sale of treasury shares	16	21	23
Dividends paid	(1,925)	(1,440)	(990)
Proceeds from issuance of equity	-	-	318
Net cash provided by/(used in) financing activities	(395)	538	1,293

Effect of exchange rate changes on cash and cash equivalents	-	7	(1)

Net (decrease)/ increase in cash and cash equivalents	(165)	(272)	295
Cash and cash equivalents at beginning of the period	483	755	460
Cash and cash equivalents at the end of period	318	483	755

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	260	208	226
Taxes paid	179	188	134

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2012, 2011 and 2010
(In US$ millions)

	Share Capital	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income	Retained Earnings	Non-controlling interest	Total equity
Balance at December 31, 2009	798	164	1,956	359	902	634	4,813
Sale of treasury shares	3	20					23
Purchase of treasury shares	(4)	(38)					(42)
Issuance of shares	27	292				289	608
Induced conversion of convertible bonds	62	647					709
Employee stock options issued		11					11
Convertible loan-equity portion		121					121
Other comprehensive income				(36)		(7)	(43)
Step-up acquisition of Scorpion					(13)	13	0
Contribution by non-controlling interest						282	282
Paid to non-controlling interest						(292)	(292)
Dividend paid					(990)		(990)
Dividend paid to Non-controlling interest in VIE						(435)	(435)
Net income					1,117	55	1,172
Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	20					21
Purchase of treasury shares	(5)	(120)				(5)	(130)
Employee stock options issued		10					10
Change in actuarial gain/losses relating to pension				(3)			(3)
Establishment of non-controlling interest in North Atlantic Drilling Ltd		307				118	425
Costs related to capital increase in subsidiary		(7)					(7)
(Un)realized gain/loss on marketable securities				(291)			(291)
Foreign exchange differences				28		10	38
Change in unrealized loss on interest rate swaps in VIEs						20	20
Change in unrealized loss on interest rate swaps in subsidiaries				1			1
Dividend					(1,423)	(17)	(1,440)
Dividend paid to Non-controlling interest in VIE						(23)	(23)
Shares purchased from non controlling interests		(4)				(68)	(72)
Deconsolidation of subsidiaries				(63)		(330)	(393)
Induced conversion of convertible bonds	53	674					727
Net income					1,401	81	1,482
Balance at December 31, 2011	935	2,097	1,956	(5)	994	325	6,302
Sale of treasury shares	3	12					15
Employee stock options issued		8					8
Private placement in North Atlantic Drilling Ltd		84				66	150
Establishment of non-controlling interest in Seadrill Partners LLC		134				69	203
Costs related to capital increase in subsidiary		(3)					(3)
Other comprehensive income				199		14	213
Dividend					(2,019)	(50)	(2,069)
Net income					1,108	97	1,205
Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1- General information

Seadrill Limited ("Seadrill" or the "Company") was incorporated in Bermuda in May 2005, and is a listed company on the Oslo Stock Exchange and the New York Stock Exchange. Seadrill, through a number of acquisitions of other companies and contracts for newbuildings, has developed into one of the largest international offshore drilling contractors, providing services within drilling and well services. As of December 31, 2012 the Company owned a versatile fleet consisting of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments, totaling 43 offshore drilling units, plus an additional 23 units under construction.

In addition to owning and operating offshore floaters, jack-up rigs and tender rigs up until February 2011, we provided platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed company named Archer Ltd, ("Archer"), a Bermuda company in which we own 39.9% at the end of December 2012. Archer is accounted for as an investment in an associated company.

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

Basis of presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The amounts are presented in United States dollar (U.S. dollar) rounded to the nearest million, unless otherwise stated.

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

We have in 2012 and 2011 significantly expanded our fleet of drilling rigs and as a result of this our long term maintenance has increased correspondingly. In response to this, we determined that we had incorrectly classified payments related to long term maintenance as an investing activity rather than as an operating activity in the consolidated statement of cash flows.  We concluded that such classification was not material to cash flows from operating activities and investing activities for previously reported periods.  Accordingly, the presentation of the consolidated statement of cash flows for the years ending December 31, 2011 and 2010 have been revised.  This resulted in a decrease in cash provided by Operating Activities and an increase in cash used by Investing Activities, of $147 million in 2011 and $90 million in 2010.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, unless otherwise noted.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities, ("VIE"s) in which the Company is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

A variable interest entity is defined in ASC Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

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

Investment in companies in which we hold an ownership interest of between 20% and 50%, and over which we exercise significant influence, but do not consolidate, are accounted for using the equity method. The Company records its investments in associated companies and its share of earnings or losses in the consolidated statements of operations as "Share in results from associated companies." The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies."

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

Contract revenue

A substantial majority of the Company's revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based and lump sum fee revenues are recognized ratably over the contract period when services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties are resolved or upon completion of the drilling program.

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

 Other revenues

In a business combination there may exist favorable and unfavorable drilling contracts which are recorded at fair value at the date of acquisition. A favorable or unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present value of such contracts is recorded as an asset or liability at the purchase date and subsequently recognized as revenue or reduction to revenue over the contract term.

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

Rig Operating Expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized under drilling units and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.
Foreign currencies

The Company and the majority of its subsidiaries use the U.S. dollars as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.

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

Restricted cash

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained in accordance with contractual arrangements. Restricted cash with maturity longer than one year are classified as non-current assets.

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

Impairment of marketable securities and equity method investees

The Company analyzes its available-for-sale securities and equity method investees for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the investment. The Company records an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above cost within reasonably period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale or of the equity method investee are sold.

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

The Company may have option agreements with shipyards to order new rigs at fixed or variable prices which require some or no additional payment upon exercise. Payments for rig purchase options are capitalized at the time when option contracts are acquired or entered into. The Company reviews the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

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

Drilling units

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company's floaters, jack-up rigs and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset's value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Assets are classified as held for sale when all of the following criteria are met, which are as follows: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Equipment

Equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between three and five years depending on the type of asset.

Goodwill

The Company allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being recorded as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has determined that its reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.

The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment, the standard requires the Company to compare the fair value of its reporting units to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

The goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

Other intangible assets

Other intangible assets are recorded at historical cost less accumulated amortization. The cost of these assets less estimated residual value is amortized on a straight-line basis over the estimated remaining economic useful lives. Other intangible assets include technology and customer relationships.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment is made to the market value or the discounted future net cash flows.

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

Changes in the fair value of any derivative instrument that we have formally designated as a hedge, are recognized in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the Consolidated Statement of Operations. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Operations as the hedged item.

Financial instruments such as forward contracts to purchase shares that do not qualify as derivative instruments are not recognized on the balance sheet, unless deemed impaired. Such instruments are off-balance sheet transactions and result in only disclosures to the financial statements.

Income taxes

Seadrill is a Bermuda company. Currently, Seadrill is not required to pay taxes in Bermuda on ordinary income or capital gains as we qualify as an exempt company. The Company has received written assurance from the Minister of Finance in Bermuda that it will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Seadrill recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority's widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

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

Total Return Equity Swaps

From time to time, the Company enters into total return equity swaps ("TRS") indexed to the Company's own shares, where the counterparty acquires shares in the Company and the Company carries the risk of fluctuations in the share price of the acquired shares. The fair value of each TRS is recorded as an asset or liability, with the changes in fair value recorded in the consolidated statement of operations. The Company may, from time to time, enter into TRS arrangements indexed to shares in other companies which are accounted for in a similar manner.

Share-based compensation

The Company has established an employee share ownership plan under which employees, directors and officers of the Group may be allocated options to subscribe for new shares in the ultimate parent, Seadrill Limited. The compensation cost for share options is recognized as an expense over the service period based on the fair value of the options granted.

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

Segment reporting

We have in 2011 and 2012 significantly expanded our fleet of drilling rigs through acquisitions of new rigs and newbuilding orders. In response to this development we reviewed our internal reporting structure including the operating and reporting business segments in 2011. The review resulted in a change in our reporting segments with effect from January 1, 2011.

As of December 31, 2012, the Company has three reportable business segments which include floaters, jack-up rigs and tender rigs. The well services business segment included the activities of Archer which performs various services related to platform drilling, drilling facility engineering, well intervention and oilfield services. With effect from the end of February 2011, Archer has been deconsolidated and the well services segment is no longer part of our consolidated financial statements.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All transactions between the related parties are based on the principle of arm's length.

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

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current year presentation. These reclassifications did not have a material effect on the consolidated financial statements (refer to the Basis of preparation stated above).

Recently Issued Accounting Standards

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  We do not expect that our adoption will have a material effect on our consolidated balance sheet.

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not expect that our adoption will have a material effect on our financial statements.

Note 3 – Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

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

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating revenues, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Revenues (excluding gain on sale of drilling units)

(In US$ millions)	2012	2011	2010

Floaters	2,859	2,694	2,264
Jack-up rigs	861	776	578
Tender Rigs	758	589	482
Well Services	-	133	717
Total	4,478	4,192	4,041

Depreciation and amortization

(In US$ millions)	2012	2011	2010

Floaters	412	358	301
Jack-up rigs	146	135	99
Tender Rigs	57	63	57
Well Services	-	7	23
Total	615	563	480

Operating Income – net income

(In US$ millions)	2012	2011	2010

Floaters	1,250	1,328	1,140
Jack-up Rigs	225	220	199
Tender Rigs	316	221	222
Well Services	-	5	64
Operating income	1,791	1,774	1,625
Unallocated items:
Total financial items	(354)	(103)	(294)
Income taxes	(232)	(189)	(159)
Net income	1,205	1,482	1,172

Total assets

(In US$ millions)	2012	2011

Floaters	13,725	12,600
Jack-up Rigs	4,210	4,200
Tender Rigs	1,697	1,504
Total	19,632	18,304

Goodwill

(In US$ millions)	2012	2011

Floaters	890	890
Jack-up Rigs	281	281
Tender Rigs	149	149
Total	1,320	1,320

As a consequence of the change in segment structure from 2011, the Goodwill has been reassigned to the reporting units affected using a relative fair value allocation approach.

Total liabilities

(In US$ millions)	2012	2011

Floaters	9,514	8,274
Jack-up Rigs	2,918	2,745
Tender Rigs	1,176	983
Total	13,608	12,002

 Capital expenditures – fixed assets

(In US$ millions)	2012	2011	2010

Floaters	1,342	1,805	1,330
Jack-up Rigs	150	495	877
Tender Rigs	198	243	134
Well Services	-	-	27
Total	1,690	2,543	2,368

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Company's revenues and fixed assets by geographic area:

Revenues (excluding gain on sale of assets)

(In US$ millions)	2012	2011	2010

Norway	815	966	1,393
UK	230	56	151
Brunei	95	54	66
Thailand	310	303	165
Malaysia	226	207	62
Congo	2	-	37
Nigeria	419	235	204
Canada	66	-	-
USA	260	202	186
Brazil	629	913	710
China	183	299	230
Indonesia	92	130	159
Philippines	-	-	109
Vietnam	180	157	150
Angola	358	337	182
Red Sea	-	-	68
Trinidad & Tobago	83	41	-
Ghana	122	-	-
Saudi Arabia/Kuwait	146	127	69
Mexico	137	49	-
Other	125	116	100
Total	4,478	4,192	4,041

Fixed assets – operating drilling units (1)

(In US$ millions)	2012	2011

Norway	1,868	2,007
UK	1,112	-
Brunei	197	38
Thailand	354	605
Malaysia	690	333
Congo	161	-
Nigeria	1,148	1,191
Canada	546	-
USA	1,296	496
Brazil	1,714	2,096
China	-	1,091
Indonesia	99	321
Vietnam	337	336
Angola	945	979
Trinidad & Tobago	252	424
Ghana	655
Saudi Arabia	661	331
Mexico	593	605
Other	267	370
Total	12,894	11,223

(1)
The fixed assets referred to in the table are the Company's operating drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 4 – Taxation

Income taxes consist of the following:

	Year ended December 31
(In US$ millions)	2012	2011	2010

Current tax expense:
Bermuda	-	-	-
Foreign	167	328	184
Deferred tax expense:
Bermuda	-	-	-
Foreign	58	24	14
Deferred taxes acquired during the year	-	-	-
Tax related to internal sale of assets in subsidiary, amortized for group purposes	7	(163)	(39)
Total provision	232	189	159
Effective tax rate	16.1%	11.3%	12.1%

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the years ended December 31 differed from the amount computed by applying the statutory income tax rate of 0 % as follows:

	Year ended December 31
(In US$ millions)	2012	2011	2010

Income taxes at statutory rate	-	-	-
Effect of transfers to new tax jurisdictions	7	(163)	(39)
Effect of change on uncertain tax positions relating to prior year	91	24	-
Effect of change in taxable currency	-	-	-
Effect of taxable income in various countries	134	328	198
Total	232	189	159

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In US$ millions)	December 31, 2012	December 31, 2011

Pension	8	11
Provisions	3	15
Property, plant and equipment	-	9
Other	2	8
Gross deferred tax asset	13	43

Deferred Tax Liability:

(In US$ millions)	December 31, 2012	December 31, 2011

Property, plant and equipment	5	-
Gain from sale of fixed assets	23	31
Foreign exchange	54	-
Other	1	13
Gross deferred tax liability	83	44

Net deferred tax	(70)	(1)

Net deferred taxes are classified as follows:

(In US$ millions)	December 31, 2012	December 31, 2011

Short-term deferred tax asset	-	10
Long-term deferred tax asset	13	33
Short-term deferred tax liability	6	10
Long-term deferred tax liability	77	34
Net deferred tax	70	1

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

Management remains of the opinion that the tax authorities' position, related to item a) above, is based on an unconstitutional retroactive application of the law. We will vigorously defend ourselves against this claim and we have filed legal action in Norway to mitigate the liability. The case is set to be heard in October 2013 in the Oslo District Court.  As for item b) above, we are in ongoing discussions with the tax authorities.  In the event that we are successful in defending ourselves against these claims, current year and previous year amounts that have been recognized would be reversed into the Consolidated Statement Operations.

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates, in accordance with ASC Topic 740 Income Taxes. The Company has recognized additional expense in the Consolidated Statement of Operations of $91 million in 2012 to reflect the impact for the items above based of ongoing discussions with the tax authorities.

In 2011 the Company recorded tax expense of $24 million in the Consolidated Statement of Operations and $39 million as deferred charges in the Consolidated Balance Sheet, which is amortized over the remaining lifetime of the sold drilling units.

The changes to our liabilities related to unrecognized tax benefits, excluding interest and penalties that we recognize as a component of income tax expense, where as follows:

	Year ended December 31
(In US$ millions)	2012	2011	2010
Balance beginning of period	63	-	-
Additions during the period	91	63	-
Balance end of period	154	63	-

In relation  to the above mentioned possible tax claims, Seadrill Limited has provided North Atlantic Drilling Limited with a liquidity facility covering any liquidity exposure for North Atlantic Drilling Limited and where Seadrill Limited will keep North Atlantic Drilliing Limited harmless for any tax claim exceeding $63 million related to the move of legal entities to a new tax jurisdiction and the use of US dollar as the functional currency for tax reporting purposes.

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

Note 5 – Earnings per share

The components of the numerator and denominator for the calculation of basic and diluted earnings per share resulting from continuing operations are as follows:

	Net income	Weighted average million of shares outstanding	Earnings per share
2010
Earnings per share	1,117	409	2.73
Effect of dilution:
Convertible bonds	228	60
Share options	-	2
Diluted earnings per share**	1,345	471	2.73

2011
Earnings per share	1,401	459	3.05
Effect of dilution:
Convertible bonds	45	28
Share options	-	1
Diluted earnings per share	1,446	488	2.96

2012
Earnings per share	1,108	469	2.37
Effect of dilution:
Convertible bonds	37	20
Share options	-	1
Diluted earnings per share	1,145	490	2.34

**The loss on debt extinguishment of $145 million has been added back to net income in addition to interest expenses related to the convertible bonds. These effects are anti-dilutive, and exceed the effect of increased denominator when calculating the diluted earnings per share. As a consequence of this, the diluted earnings per share equal basic earnings per share.

Note 6 – Other revenues

Other revenues comprise the following items:

	Year ended December 31
(In US$ millions)	2012	2011	2010

Amortization of unfavorable contracts	-	24	39
Amortization of favorable contracts	(12)	(23)	(13)
Revenues related party	15	0	0
Total	3	1	26

The unfavorable contract values arose from the acquisition of Smedvig and Eastern Drilling in 2006 and represent the net present value of the existing contracts compared to the current market rates, discounted at the weighted average cost of capital. The estimated unfavorable contract values have been amortized and recognized under other revenues over the terms of the contracts, ranging from two to five years and are fully amortized at December 31, 2011. The favorable contract values arose from the acquisition of Scorpion in June 2010 and are amortized over a period ranging from 20 to 36 months.  As of December 31, 2012 unamortized amount of favorable contracts amounted to $3 million. Related party revenues are with Varia Perdana and its subsidiary Crest Tender Rigs Pte Ltd (together "Varia Group"), and Asia Offshore Drilling. We provide management support and administrative services for Asia Offshore Drilling and receive bare boat fees from Varia Group.

Note 7 – Accumulated other comprehensive income

Accumulated other comprehensive income for the years December 31, 2012 and December 31, 2011:

(In US$ millions)	December 31,	December 31,
	2012	2011
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	206	1
Unrealized gain on foreign exchange	67	54
Actuarial gain/(loss) relating to pension	(30)	(11)
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	194	(5)

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is $8 million ($3 million in 2011) as this item is related to companies domiciled in Norway where the tax rate is 28%.

Note 8 – Gain on sale of assets

The Company has recognized the following gains and losses on sales of assets:
(In US$ millions)	Net proceeds	Book value on disposal	Gain/Loss
Year ended December 31, 2012:	-	-	-
Total for year ended December 31, 2012	-	-	-

Year ended December 31, 2011:
Sale of jack-up West Juno	248	226	22
Total for year ended December 31, 2011	248	226	22

Year ended December 31, 2010:
Sale of Jack-up rig West Larissa	55	29	26
Total for year ended December 31, 2010	55	29	26

Note 9 – Operating leases

The Company has operating leases relating to premises, the most significant being its offices in Stavanger, London, Singapore, Houston, Rio de Janeiro, Dubai and Aberdeen. In the years ended December 31, 2012, 2011 and 2010 rental expenses amounted to $25 million, $20 million and $21 million, respectively. Future minimum rental payments are as follows:

Year	US$ million
2013	23
2014	13
2015	10
2016	7
2017	8
2018 and thereafter	21
Total	82

Note 10 – Impairment loss on marketable securities and investments in associated companies

As at December 31, 2012, the Company owns a number of shares, share purchase agreements and bonds in companies including Archer Ltd., Asia Offshore Drilling Ltd., Varia Perdana Bhd., Tioman Drilling, Sevan
Drilling, Seabras Sapura, Itaunas Drilling, Camburi Drilling, Sahy Drilling, Petromena and SapuraKencana Petroleum Berhad.

In 2012, the Company determined that the decline in fair value of the Archer investment was other than temporary based primarily upon its evaluation of the severity of the excess of its cost basis over the market price of the security and the prospects for recovery within 2013. As a result, an impairment loss was recognized reducing its cost basis of this associated company to the market price of the shares in question as of December 31, 2012, which was $121 million. The impairment loss amounted to $221 million and is presented as share of result from associated companies in the consolidated statements of operations.

In 2011, the Company determined that the decline in fair value of the Archer investment was other than temporary based primarily upon its evaluation of the severity of the excess of its cost basis over the market price of the security and the future prospects. As a result, an impairment loss was recognized reducing its cost basis of this associated company to the market price of the shares in question as of December 31, 2011, which was $393 million. The impairment loss amounted to $463 million and is presented as share of result from associated companies in the consolidated statements of operations.

In 2011, the Company determined that the decline in fair value of its Seahawk Drilling Inc, "Seahawk", shares was other than temporary and as a result, an impairment loss was recognized reducing its cost basis to the market price of the shares in question as of December 31, 2011. The impairment loss amounted to $10 million and has been classified as a separate line item in the consolidated statements of operations.

In 2010, the Company determined that the decline in fair value of its Seahawk shares was other than temporary and as a result, an impairment loss was recognized reducing its cost basis to the market price of the shares in question as of December 31, 2010. The loss of $15 million was classified as a separate line item in the income statement.

Note 11 – Deconsolidation of subsidiary

Prior to February 23, 2011, Seawell Ltd was a consolidated subsidiary of Seadrill. On February 23, 2011, the stockholders in Allis-Chalmers Inc approved a merger agreement and a plan of merger, involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers became a subsidiary of Seawell. At the same time Seawell was renamed Archer.

As of February 23, 2011, we held 117,798,650 shares in Archer. Based on closing share price of NOK34.00 on February 23, 2011, this ownership had a gross value of $711 million. As a consequence of the merger, our ownership interest in Archer was reduced from 52.3% to 36.4%, and as such, Archer was deconsolidated as of February 23, 2011.

A change in control is considered a re-measurement event; therefore, upon losing control of Archer, we re-measured at fair value any retained equity interest in the former subsidiary.

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

Subsequent to the deconsolidation, the Company purchased shares in Archer for $167 million, increasing our ownership to 39.9%. The total carrying value was impaired in 2012 and 2011, refer note 10 "Impairment loss on marketable securities and investments in associated companies."

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

Note 12 – Restricted cash

Restricted cash includes:

(In US$ millions)	December 31, 2012	December 31, 2011

CIRR deposits (see Note below)	270	298
Margin calls related to share forward agreements	69	137
Restricted deposit related to loan facility	5	5
Tax withholding deposits	58	42
Total restricted cash	402	482
Long-term restricted cash (related to CIRR deposits and loan facility)	218	250
Short-term restricted cash	184	232

Note: CIRR deposits are cash deposited with commercial banks, which match Commercial Interest Reference Rate ("CIRR") loans from Exportfinans ASA, the Norwegian export credit agency (see Note 22). The deposits are used to make repayments of the CIRR loans.

Note 13 – Marketable securities

Marketable securities held by the Company are equity securities considered to be available-for-sale securities or trading securities.

(In US$ millions)	December 31, 2012	December 31, 2011

Original cost	128	24
Unrealized gain on marketable securities	205	-
Carrying value	333	24

Year end 2011 the Company owned a 23.6% share in SapuraCrest Petroleum Bhd, which was accounted for using the equity method investment with income pickup in arrears. On May 17, 2012 SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged resulting in dilution of our shareholdings from 23.6% to 11.8% recognizing a gain of $169 million presented in the statement of operations. The investment was consequently transferred from Investment in associated companies to an investment accounted for at fair value as an available-for-sale security. During first half of 2012 we further reduced our ownershare to 6.4% through sale of shares recognizing a gain of $84 million presented in the statement of operations.

The net unrealized holding gains as of December 31, 2012 amounted to $205 million. This represents the unrealized gain on our SapuraKencana investment recorded in accumulated other comprehensive income in the balance sheet.

The net unrealized holding gains as of December 31, 2011 amounted to zero. This represents the net of $1 million unrealized gain recorded in accumulated other comprehensive income in the balance sheet and an unrealized loss of $1 million recorded through the profit and loss statement.

Marketable securities held by us include approximately 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 6.4% of SapuraKencana . Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Ensco	Petromena	Golden Close	Sapura Kencana	Total

Historic cost at December 31, 2011	5	4	15	-	24
Fair Market value adjustments recognized via OCI	-	-	1	-	1
Fair Market value adjustments recognized via P&L	(1)	-	-	-	(1)
Net book value at December 31, 2011	4	4	16	-	24
Additions	-	-	-	237	237
Fair market value adjustments recognized via OCI	-	-	-	84	84
Release of OCI into profit & loss	-	-	(1)	(84)	(85)
Realization of historic cost	(4)	-	(15)	(113)	(132)
Other than temporary impairments	-	-	-	-	-
Historic cost at Dec 31, 2012	-	4	-	124	128
Fair Market value adjustments recognized via OCI	-	-	-	205	205
Fair Market value adjustments recognized via P&L	-	-	-	-	-
Net book value at December 31, 2012	-	4	-	329	333

Note 14 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2012 was $13 million (2011: $25 million).

The Company did not recognize any bad debt expenses in 2012, 2011, or 2010, but has instead reduced contract revenue for the disputed amounts.

Note 15 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2012	December 31, 2011

Prepaid expenses	89	25
Deferred charges – short term portion	24	26
Accrued revenue	15	-
Unrealized gain on total return swap agreements	7	11
Reimbursable amounts due from customers	49	154
Favorable contracts	2	12
Other	123	95
Total other current assets	309	323

Note 16 – Investment in associated companies

The Company has the following investments that are recorded using the equity method:

	December 31, 2012	December 31, 2011	December 31, 2010

SapuraCrest Bhd ("SapuraCrest")*	- *	23.6%	23.6%
Varia Perdana Sdn Bhd ("Varia Perdana")	49.0%	49.0%	49.0%
Tioman Drilling Company Sdn Bhd ("Tioman")	49.0%	49.0%	49.0%
C6 Technologies AS ("C6")***	-	-	50.0%
Archer ("Archer")***	39.9%	39.9%	-
Asia Offshore Drilling ("AOD")**	66.2%	33.8%	-
Sevan Drilling ("Sevan Drilling")	28.5%	28.5%	-
Seabras Sapura Participacoes SA ("Seabras Sapura Participacoes")	50%	-	-
Seabras Sapura Holdco Ltd ("Seabras Sapura Holdco")	50%	-	-
Itaunas Drilling B.V. ("Itaunas Drilling")	30%	-	-
Camburi Drilling B.V. ("Camburi Drilling")	30%	-	-
Sahy Drilling B.V. ("Sahy Drilling")	30%	-	-

* In 2012, the Company's ownership share in SapuraCrest Petroleum Bhd was reduced from 23.5% to 6.3%. This is now accounted for as available-for-sale marketable securities.

**During 2012 the Company's ownership in AOD increased from 33.8% to 66.2%. Even though the Company has 66.2% ownership in AOD, the Company does not have control and therefore, we do not consolidate AOD into Seadrill's financial statements as of December 31, 2012.  We continue to account for this as an equity method investment.

*** In February 2011, we deconsolidated our majority-owned subsidiary Archer (formerly Seawell Limited). Archer is now accounted for as an associated company.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2012
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Varia Perdana	98	154	37	-
Tioman	82	1	61	-
Archer	639	1,945	685	972
AOD	32	141	6	-
Sevan Drilling	133	1,586	266	791
Seabras Sapura Participacoes	-	42	-	-
Seabras Sapura Holdco	-	117	-	117
Itaunas Drilling	5	114	109	-
Camburi Drilling	4	121	113	-
Sahy Drilling	2	109	66	36
TOTAL	995	4,330	1,343	1,916

	As of December 31, 2011
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
SapuraCrest	716	514	505	198
Varia Perdana	136	157	64	33
Tioman	80	-	70	-
Archer	638	2,176	466	1,061
AOD	49	122	3	-
Sevan Drilling	224	1,375	117	810
TOTAL	1,843	4,344	1,225	2,102

Summarized statement of operations information for the Company's equity method investees is as follows:

	Year ended December 31, 2012
(In US$ millions)	Operating revenues	Net operating income	Net income
Varia Perdana	106	85	83
Tioman	157	12	6
Archer	2,191	(322)	(375)
AOD	-	(2)	(2)
Sevan Drilling	173	11	(12)
Seabras Sapura Participacoes	-	-	(1)
Seabras Sapura Holdco	-	-	-
Itaunas Drilling	-	-	-
Camburi Drilling	-	-	-
Sahy Drilling	-	(1)	(1)
TOTAL	2,627	(217)	(302)

	Year ended December 31, 2011
(In US$ millions)	Operating revenues	Net operating income	Net income
SapuraCrest	866	166	147
Varia Perdana	119	96	96
Tioman	190	(2)	(4)
Archer	1,855	(16)	(77)
AOD	-	(4)	(4)
Sevan Drilling	116	8	(50)
TOTAL	3,146	248	108

	Year ended December 31, 2010
(In US$ millions)	Operating revenues	Net operating income	Net income
SapuraCrest	1,043	118	122
Varia Perdana	164	99	99
Tioman	247	9	5
C6	-	(1)	(1)
TOTAL	1,454	225	225

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

Seabras Sapura Participacoes SA is a company incorporated in Brazil, which currently constructs one pipelying vessel. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by Seadrill.

Seabras Sapura Holdco Ltd is a company incorporated in Bermuda, which currently constructs two pipelying vessels. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by Seadrill.

Itaunas Drilling BV is a company incorporated in Holland, which currently constructs a Drillship. It is 70% owned by Sete International GmbH and 30% owned by Seadrill.

Camburi Drilling BV is a company incorporated in Holland, which currently constructs a Drillship. It is 70% owned by Sete International GmbH and 30% owned by Seadrill.

Sahy Drilling BV is a company incorporated in Holland, which currently constructs a Drillship. It is 70% owned by Sete International GmbH and 30% owned by Seadrill.

At the year-end the book values of the Company's investment in associated companies are as follows:

(In US$ millions)	December 31, 2012	December 31, 2011

SapuraCrest	-	106
Tioman	7	1
Varia Perdana	108	102
Archer	121	393
AOD	117	53
Sevan Drilling	66	66
Seabras Sapura Participacoes	21	-
Seabras Sapura Holdco	59	-
Itaunas Drilling	3	-
Camburi Drilling	4	-
Sahy Drilling	3	-
Total	509	721

The quoted market prices for Archer, AOD and Sevan Drilling as at December 31, 2012, were $121 million, 137 million and 68 million, respectively. Quoted market prices for all our other equity investments are not available because these companies are not publicly traded

At year-end the share of recorded equity in the statutory accounts of the Company's associated companies are as follows:

(In US$ millions)	December 31, 2012	December 31, 2011	December 31, 2010

SapuraCrest	-	124	112
Tioman	10	5	7
Varia Perdana	105	96	100
C6	-	-	6
Archer	370	514	-
AOD	110	57	-
Sevan Drilling	189	188	-
Seabras Sapura Participacoes	22	-	-
Seabras Sapura Holdco	-	-	-
Itaunas Drilling	3	-	-
Camburi Drilling	4	-	-
Sahy Drilling	3	-	-
Total	816	984	225

Note 17 – Newbuildings

(In US$ millions)	December 31, 2012	December 31, 2011
Opening balance	2,531	1,247
Additions	1,267	2,308
Capitalized interest and loan related costs	76	73
Re-classified as Drilling Units	(1,992)	(1,097)
Closing balance	1,882	2,531

Note 18 – Drilling units

(In US$ millions)	December 31, 2012	December 31, 2011
Cost	15,177	12,898
Accumulated depreciation	(2,283)	(1,675)
Net book value	12,894	11,223

Depreciation and amortization expense was $608 million, $547 million and $448 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 19 – Goodwill and other intangible assets

There have been no business acquisitions for the year ended December 31, 2012.

In January 2011, our subsidiary Archer (formerly named Seawell) acquired Universal Wireline for $26 million on a debt and cash free basis, however Universal was deconsolidated together with Archer in February 2011. There were no other acquisitions in 2011.

As described in Note 2 "Accounting policies", the Company tests the value of goodwill at the end of each financial year and if the book value exceeds the fair value an impairment loss is taken. In the years ended December 31, 2012, 2011 and 2010 no impairment losses were recognized.

Goodwill:

(In US$ millions)	December 31, 2012	December 31, 2011
Net book balance at January 1	1,320	1,676
Goodwill acquired during the year	-	-
Impairment losses	-	-
Currency adjustments	-	15
Deconsolidation Archer	-	(371)
Net book balance of December 31	1,320	1,320

Other intangible assets:

Other intangible assets relate to customer relationships, technology and trademarks within the operating segment Well Services.

(In US$ millions)	December 31, 2012	December 31, 2011
Net book balance at January 1	-	57
Intangible assets acquired during the year	-	-
Depreciation	-	-
Deconsolidation Archer	-	(57)
Net book balance of December 31	-	-

Note 20 – Equipment

Equipment consists of office equipment, furniture and fittings.

(In US$ millions)	December 31, 2012	December 31, 2011
Cost	62	40
Accumulated depreciation	(22)	(15)
Net book value	40	25

Depreciation and amortization expense was $7 million, $16 million and $27 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 21 – Other non-current assets

(In US$ millions)	December 31, 2012	December 31, 2011
Other non-current assets consists of:
Deferred charges – long-term portion	74	65
Deferred tax effect of internal transfer of assets	140	149
Favorable contracts	-	2
Deferred mobilization costs – long-term portion	118	-
Other	70	18
Total other non-current assets	402	234

Deferred charges represent debt arrangement fees that are capitalized and amortized to interest expense over the life of the debt instrument.

(In US$ millions)	December 31, 2012	December 31, 2011

Debt arrangement fees	241	204
Accumulated amortization	(143)	(113)
Total book value	98	91
Less: Short-term portion	(24)	(26)
Long-term portion	74	65
Amortization for the period	30	31

Note 22 – Long-term interest bearing debt and interest expenses

As of December 31, 2012 and 2011, the Company had the following debt facilities:

(In US$ millions)	December 31, 2012	December 31, 2011
Credit facilities
$1,500 facility	882	1,059
$800 facility	227	272
$585 facility	-	337
$100 facility	69	74
$700 facility	560	630
$1,200 facility	867	1,000
$900 facility	731	-
$440 facility	101	-
$1,121 Lloyd's facility	1,019	985
$2,000 facility (North Atlantic)	1,750	1,917
$170 facility	83	92
$550 facility	495	550
$400 facility	360	400
Total Bank Loans + other	7,144	7,316
Ship Finance International Loans
$700 facility	397	470
$1,400 facility	822	939
Total Ship Finance Facilities	1,219	1,409
Bonds and convertible bonds
Bonds	1,567	425
Convertible bonds	561	545
Total Bonds	2,128	970
Other credit facilities with corresponding restricted cash deposit	270	298

Total interest bearing debt	10,761	9,993
Less: current portion	(2,066)	(1,419)
Long-term portion of interest bearing debt	8,695	8,574

The outstanding debt as of December 31, 2012 is repayable as follows:

(In US$ millions)	December 31, 2012
2013	2,066
2014	1,738
2015	1,904
2016	1,017
2017 and thereafter	4,125
Effect of amortization of convertible bond	(89)
Total debt	10,761

Credit facilities

$1,500 million secured credit facility

In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the jack-up rigs West Capella, West Sirius, West Ariel and West Aquarius, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,733 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance at December 31, 2012 was $882 million, as compared to $1,059 million in 2011. At maturity a balloon payment of $662 million is due. We do not have any undrawn capacity on this facility at year end.

$800 million secured term loan

In August 2005, the Company entered into a $300 million secured term loan facility with a syndicate of banks to partly fund the acquisition of two semi-submersible rigs, West Eminence and West Phoenix, which have been pledged as security. The facility was amended and increased in 2006 to $800 million. The facility was amended again in 2011 due to West Phoenix was moved to North Atlantic Drilling Ltd. As a result of this, only West Eminence was pledged as security as per December 31, 2012. The net book value at December 31, 2012 of the unit pledged as security is $631 million. The facility consists of two tranches, and bears interest at LIBOR plus 1.70% and 3.5% per annum. As of December 31, 2012, the outstanding balance was $227 million, as compared to $272 million in 2011. The final repayment of $183 million is due in 2013. We do not have any undrawn capacity on this facility at year end.

$100 million secured term loan

In April 2008, the Company entered into a $100 million secured term loan facility with two banks to partly fund the acquisition of the tender rig T-11, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $79 million. The facility bears interest at a fixed rate of 3.03% per annum and is repayable over a term of six years. As of December 31, 2012, the outstanding amount on this facility was $69 million, as compared to $74 million in 2011. At maturity a balloon payment of $60 million is due. We do not have any undrawn capacity on this facility at year end.

$700 million secured term loan

In October 2010, the Company entered into a $700 million secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,126 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2012, the outstanding balance was $560 million, as compared to $630 million in 2011. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility at year end.

$1,200 million secured term loan

In June 2010, the Company entered into a $1,200 million secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). The net book value at December 31, 2012 of the units pledged as security is $1,477 million. The facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2012, was $867 million, as compared to $1,000 million in 2011. At maturity a balloon payment of $567 million is due. We do not have any undrawn capacity on this facility at year end. We have subsequent to the balance sheet date entered into a renewal of the fixed margin period on the facility commencing on June 25, 2013, with a final maturity in 2015.

$900 million secured term loan

In July 2012, the Company refinanced $585 million loan and entered into new $900 million senior secured credit facility with a group of commercial lending institutions, comprised of a term loan in the amount of $375 million, a term loan in the amount of $150 million, and a revolving facility in the amount of $375 million. This facility has a five year term, and is repayable in quarterly installments of $18.8 million for the first three installments, followed by quarterly installments of $22.5 million thereafter, with a balloon payment of $484 million due at maturity. The facility bears interest at LIBOR plus a margin. The tender rigs West Alliance, West Berani, West Menang, West Pelaut, West Setia, West Jaya, West Esperanza and T-12 are pledged as security. The $585 million facility, which had $312 million outstanding, was repaid with a portion of this facility.  As of December 31, 2012, the outstanding balance of this facility was $731 million.

$440 million secured term loan

In December 2012, the Company entered into a $440 million secured term loan facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs currently under construction. As of December 31, 2012 we have drawn $101 million on the facility and T-15 has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $112 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance as at December 31, 2012 was $100.5 million. The undrawn amount will be available at delivery of the rigs under construction. At maturity a balloon payment of $223 million is due. We do not have any undrawn capacity on this facility at year end.

$1,121 million secured credit facility

In January 2011, the Company entered into a $1,121 million secured credit facility with Lloyds TSB to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which has been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,248 million. In 2012 we have further drawn down on this facility for general corporate purposes. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years. The facility was fully drawn as of December 31, 2012 with a balance of $1,019 million, as compared to $985 million in 2011. At maturity a balloon payment of $498 million is due. We do not have any undrawn capacity on this facility at year end.

$2,000 million secured credit facility

In April 2011, our subsidiary North Atlantic Drilling Ltd entered into a $2,000 million secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill Ltd, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $2,417 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2012, the outstanding balance was $1,750 million, as compared to $1.9 billion in 2011. At maturity a balloon payment of $1,000 million is due. We do not have any undrawn capacity on this facility at year end.

$170 million secured loan facility

In February 2007, the Company entered into a sale and leaseback agreement for the jack-up rig West Prospero with Rig Finance II Ltd, at that time a subsidiary of Ship Finance Limited. In February 2007 Rig Finance II Ltd entered into a $170 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Prospero, which has been pledged as security. In June 2011, the Company acquired all the shares of Rig Finance II Limited. The net book value at December 31, 2012 of the unit pledged as security is $176 million. The facility bears interest at LIBOR plus 0.90 % to 1.20% per annum depending on the ratio of market value to loan, and is repayable over a term of six years. As of December 31, 2012, the outstanding balance was $83 million, as compared to $92 million in 2011. At maturity a balloon payment of $79 million is due. We do not have any undrawn capacity on this facility at year end.

$550 million secured credit facility

In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $712 million. The facility has a five year tenor and bears interest at LIBOR plus a margin. As of December 31, 2012, the outstanding balance was $495 million, as compared to $550 million in 2011. At maturity a balloon payment of $275 million is due. We do not have any undrawn capacity on this facility at year end.

$400 million secured credit facility

In December 2011, the Company entered into a $400 million secured credit facility with a syndicate of banks. The Jack-Up rigs West Cressida, West Callisto, West Leda and West Triton has been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $727 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2012, the outstanding balance was $360 million, as compared to $400 million in 2011. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility at year end.

Ship Finance International Loans

In May 2008, the Company entered into a sale and leaseback agreement for the drillship West Polaris with SFL West Polaris Limited, a subsidiary of Ship Finance. SFL West Polaris Limited is consolidated as a VIE by the Company. In July 2008 SFL West Polaris Limited entered into a $700 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Polaris, which has been pledged as security. The net book value at December 31, 2012 of the unit pledged as security is $594 million. The facility bears interest at LIBOR plus 1.25% per annum and is repayable over a term of five years. At December 31, 2012, the outstanding balance under the facility was $397 million, as compared to $470 million in 2011.

In September 2008, the Company entered into a sale and leaseback agreement for the two semi-submersible rigs West Taurus and West Hercules with SFL Deepwater Ltd, a subsidiary of Ship Finance. SFL Deepwater Ltd is consolidated as a VIE by the Company. In September 2008, SFL Deepwater Ltd entered into a $1,400 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Taurus and West Hercules, which have been pledged as security. The net book value at December 31, 2012 of the units pledged as security is $1,035 million. The facility bears interest at LIBOR plus 1.40% per annum and is repayable over a term of five years. As of December 31, 2012, the outstanding balance under the facility was $822 million, as compared to $939 million in 2011.

$585 million secured term loan

In December 2006, we entered into a $585 million secured term loan facility with a syndicate of banks to partly fund the acquisition of eight tender rigs, which have been pledged as security. The facility bears interest at LIBOR plus a margin. This facility was fully repaid and refinanced in July 2012, and therefore the balance outstanding as at December 31, 2012 was nil (2011: $337 million).

Bonds and convertible bonds

$350 million fixed interest rate bond

In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. Interest on the bonds bears a fixed interest of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As of December 31, 2012, the outstanding balance was $342 million, as compared to $350 million in 2011.

NOK1,250 million floating interest rate bond

In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of a two year senior unsecured bond, with maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond is listed on the Oslo Stock Exchange.

$1,000 million fixed interest bond

In September 2012, the Company raised $1,000 million through the issue of a five year bond which matures in September 2017. Interest on the bonds bears a fixed interest of 5.625% per annum, payable semi-annually in arrears.

3.375% Convertible Bonds due 2017

In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $31.14. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017. The convertible bonds are tradable, and their market price as of March 13, 2013 was 135% of nominal value. If the bonds were converted into shares at the current conversion price of $31.1364, a further 20,875,888 new shares would be issued. The bond contains covenants, the principle one requiring the Company to maintain a market adjusted equity ratio of at least 30.0%.

NOK 500 million floating interest rate bonds

In September 2005, we raised NOK500 million through the issuance of a seven year bond. The bond bears quarterly interest at the Norwegian Inter-Bank Offer Rate, or NIBOR, plus a margin. We later repurchased NOK391.5 million of the bonds. The bond was repaid upon final maturity in September 2012, therefore the balance outstanding as at December 31, 2012 was nil (2011: $75 million).

Commercial Interest Reference Rate (CIRR) Credit Facilities

In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2012 was $72 million (NOK400 million), $83 million, in 2011.

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2012 was $77 million (NOK425 million), $89 million, in 2011.

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of twelve years. The outstanding balance at December 31, 2012 was $121 million (NOK674 million), $126 million, in 2011

In connection with the above three CIRR fixed interest term loans totaling $270 million (NOK1,499 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

Covenants on loans and bonds

Bank Loans

In addition to security provided to lenders in the form of pledged assets, bank loan agreements generally contain financial covenants, the main ones being as follows:

—	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

—	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

—
Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

—	Equity ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

—
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements. In the event that Seadrill acquire a rig without historic EBITDA available, Seadrill is entitled to base a twelve months historical EBITDA calculation on future projected EBITDA subject to the following:

the rig have a firm charter contract at the time of delivery with a minimum duration of 12 months and a firm charter contract in place at the time of such EBITDA calculation.

Bonds

For the Company's outstanding bonds, the main covenants are as follows;

—	Equity Ratio; to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

—
Equity ratio, which requires us to maintain a ratio of adjusted equity to total liabilities of at least 40%. Adjusted shareholder's equity is book value of equity adjusted for the difference between book and market values of drilling units.

We are in compliance with all financial loan covenants as of December 31, 2012.

Note 23 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2012	December 31, 2011

Taxes payable	322	309
Employee withheld taxes, social security and vacation payment	83	95
Accrued interest expense	54	30
Liabilities relating to investment in shares (1)	5	-
Deferred mobilization revenues – short-term portion	96	115
Derivative financial instruments (2)	397	414
Accrued expenses	341	279
Other current liabilities	40	72
Total other current liabilities	1,338	1,314

(1) Liabilities relating to the Company's share forward contracts are recorded as short-term debt.

(2) Derivative financial instruments consist of unrealized losses on various types of derivatives.

Note 24 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In US$ millions)	December 31, 2012	December 31, 2011

Accrued pension liabilities	55	43
Deferred mobilization revenues – long-term portion	225	130
Other non-current liabilities	8	15
Total other non-current liabilities	288	188

Note 25 – Business Acquisitions

Acquisitions in 2012

There have been no business acquisitions in the year ended December 31, 2012.

Acquisitions in 2011

In January 2011, our then subsidiary Archer acquired Universal Wireline for $26 million on a debt and cash free basis, however Universal Wireline was deconsolidated together with Archer in February 2011. There were no other business acquisitions in the year ended December 31, 2011.

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

Seadrill has applied the purchase method in this business combination. As part of the process, a valuation analysis has been performed to determine the fair values of identifiable assets and liabilities of Scorpion as of the acquisition date. The determination of the value of these components required the Company to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to the net present value of future expected cash flows from operations.

The allocation of the purchase price of Scorpion was based upon fair value studies.

Acquisition consideration was as follows:
(In US$ millions)
Cash	57
Fair Value of previously held 40% equity interest	226
Fair Value of Non Controlling Interests	282
Total acquisition consideration	565

On May 28, 2010 the Company acquired control of Scorpion, and re-measured the previously held 40.0% equity interest to its fair value. The difference between the $115 million book value and the $226 million fair value of the previously held 40.0% interest was recorded as a gain on a separate line item under financial items in the consolidated statement of operations in the year ended December 31, 2010.

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

Note 26 – Non-controlling interest

The Company's consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows include North Atlantic Drilling Ltd, whose issued share capital is 73.2% and Seadrill Partners LLC, whose issued share capital is 75.7% owned by the Company. The part of North Atlantic Drilling Ltd and Seadrill Partners LLC's total shareholders' equity not attributable to the Company is included in non-controlling interest.

On October 24, 2012, Seadrill Partners LLC completed its IPO of 10,062,500 common units representing limited liability company interests in Seadrill Partners LLC at a price of US$22.00 per unit, for gross proceeds of US$221.4 million and expenses of US$18.7 million (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). Seadrill Partners LLC is listed on the New York stock exchange ("NYSE") under the symbol "SDLP". Upon completion of the offering, Seadrill Limited owned 14,752,525 common units and 16,543,350 subordinated unites which is 75.7% of the limited liability company interests in Seadrill Partners LLC. Seadrill Partners' only cash generating assets are its ownership interest in Seadrill Operating LP and Seadrill Capricorn Holdings LLC (collectively, "OPCO"). OPCO's fleet consists of two ultra-deepwater semi-submersible rigs (the West Aquarius and the West Capricorn), one ultra-deepwater drillship (the West Capella), and one semi-tender rig. (the West Vencedor), all of which operate under long-term contracts.

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

Changes in non-controlling interest in 2012, 2011 and 2010 are as follows:

(In US$ millions)	Scorpion	Archer	Ship Finance	North Atlantic	Seadrill Partners LLC	Total
December 31, 2010	-	326	213	-	-	539
Changes in 2011	-	(320)	(46)	71	-	(295)
2011 net (loss)/income	-	(6)	48	39	-	81
December 31, 2011	-	-	215	110	-	325
Changes in 2012	-	-	20	10	69	99
2012 net (loss)/income	-	-	39	48	10	97
December 31, 2012	-	-	274	168	79	521

Note 27 – Share capital

	2012		2011		2010
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	938	469,250,933	938	443,308,487	887
Treasury shares held by Company	(72,859)	-	(1,478,759)	(3)	(182,796)	(1)
Outstanding shares in issue	469,178,074	938	467,772,174	935	443,125,691	886

As of December 31, 2012, the Company's shares are listed on the Oslo Stock Exchange and the New York Stock Exchange.

The Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 469,250,933 of par value $2.00 each as of December 31, 2012. There were no new shares issued in 2012, the number of shares issued in 2011 was 25,942,446, all due to conversion of convertible debt instruments.

A share repurchase program was approved by the Board in 2007 giving the Company the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet the Company's obligations relating to the share option plans (see Note 28). As at December 31, 2012 the Company held 72,859 treasury shares and net shares outstanding at December 31, 2012 were 469,178,074.

Note 28 – Share option plans

The fair value of share options granted is recognized as personnel expenses, and in the year ended December 31, 2012, $8 million (2011: $10 million) were expensed in the income statement. These expenses have no effect on income taxes in the financial statements. However if the option is exercised a tax benefit will be recorded, as the gain is recorded as deductible for tax purposes. If the Company has to expense social security taxes related to the benefit of options exercised such expenses will be recorded at the exercise date.

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

During 2012, 181,012 share options were granted. The assumptions used in estimating fair value are as follows: 0.67% risk-free interest rate, volatility of 24.3%, 0% dividend yield and an expected option term of four years. The risk-free interest rates were estimated using the US Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  It is also assumed that 100% of options granted will vest.

The following summarizes share option transactions related to the Seadrill Scheme in 2012, 2011 and 2010:

	2012		2011		2010
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$

Outstanding at beginning of year	5,420,438	26.16	5,512,400	20.30	6,199,833	13.87
Granted	181,012	37.41	1,786,771	34.68	1,910,000	29.94
Exercised	(1,415,000)	16.39	(1,638,165)	16.33	(2,329,000)	11.88
Forfeited	(312,559)	30.84	(240,568)	21.98	(268,433)	14.99
Outstanding at end of year	3,875,891	29.88	5,420,438	26.16	5,512,400	20.30
Exercisable at end of year	1,164,214	21.19	1,598,412	19.82	1,645,333	16.03

Options granted in 2006 had initial exercise prices between $2.23 and NOK102 ($16.28) per share, could be exercised one third each year beginning 12 months after they were granted, and expired between May 2010 and September 2011. Options granted in 2007 had initial exercise prices between NOK98.63 ($15.23) and NOK129.63 ($22.35) per share, could be exercised one third each year beginning 12 months after they were granted, and expired in September 2011. Options granted in 2008 had been repriced with exercise prices now being NOK 90.83 ($14.09) and NOK104.64 ($16.24) per share; they may be exercised one third each year beginning 12 months after they were granted, and expire in May 2014. These same prices and dates apply to the options granted in 2009. Options granted in April 2010 had exercise price of NOK 137.40 ($23.13), may be exercised one third after 12 or 15 months and expire in March/June 2015. Options granted in November 2010 had exercise prices of NOK 192.90 ($31.4) for American citizens or residents and NOK 185.20 ($31.06) for non-Americans. They may be exercised one fifth each year beginning 12 months after they were granted and expire in December 2015. Options granted in November 2011 had exercise prices of NOK202.10 ($34.68) and can be exercised one fourth at a time, after the first 18, 36, 48 and 60 months from the grant date. They expire in December 2016. During 2012, there were 181,012 options granted in different dates and with different strike prices, ranging from NOK 202,10 to NOK 224,53. They have the same exercise schedule as the 2011's grant and expire between December 2016 and December 2017.

The weighted average grant-date fair value of options granted during 2012 is $7.06 per share (2011: $7.07 per share, 2010: $8.96 per share).

As of December 31, 2012 there was $ 11 million in unrecognized compensation costs relating to non-vested options granted under the Options Schemes (2011: $20 million). This amount will be recognized as expense of $6 million in 2013, $3 million in 2014, $2 million in 2015 and less than a million in 2016 and 2017.

There were 3,875,891 options outstanding at December 31, 2012 (2011: 5,420,438). Their weighted average remaining contractual life was 39 months (2011: 45 months) and their weighted average fair value was $7.75 per option (2011: $11.20 per option). The weighted average parameters used in calculating these weighted average fair values are as follows: risk-free interest rate 2.25% (2011: 2.72%), volatility 28% (2011: 31%), dividend yield 0% (2011: 0%), option holder retirement rate 0% (2011: 0%) and expected term 5 years (2011: 5 years).

During 2012 the total intrinsic value of options exercised was $40 million (2011: $32 million, 2010: $22 million) on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2012 was $18 million and their average remaining term was 24 months.

Note 29 - Pension benefits

The Company has a defined benefit pension plan covering substantially all Norwegian employees. A significant part of this plan is administered by a life insurance company.

In June 2009 we introduced a defined contribution plan for all new Norwegian employees employed onshore.

Under the new scheme, the Company contributes to the employee's pension plan amounts ranging into five to eight percent of the employee's annual salary. Existing onshore staff were given an option to join the new scheme or continue with their previous defined benefit plan.

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

On December 31, 2006, Seadrill adopted the recognition and disclosure provisions of ASC Topic 715 Compensation – Retirement Benefits. ASC Topic 715 requires the recognition of the funded status of the Defined Benefit and Postretirement Benefits Other Than Pensions ("OPEB") plans on the December 31, 2006 balance sheet with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial application of ASC Topic 715, all of which were previously netted against the plans' funded status on the balance sheet. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Consolidated balance sheet position

(In US$ millions)	2012	2011

Non-current liabilities	50	15
Deferred tax	(14)	(4)
Shareholders equity	(36)	(11)

Annual pension cost

(In US$ millions)	2012	2011	2010

Benefits earned during the year	12	9	18
Interest cost on prior years' benefit obligation	5	5	9
Gross pension cost for the year	17	14	27
Expected return on plan assets	(5)	(5)	(8)
Administration charges	-	-	1
Net pension cost for the year	12	9	20
Social security cost	2	1	3
Amortization of actuarial gains/losses	-	-	(1)
Amortization of net transition assets	(4)	-	3
Total net pension cost	10	10	19

The funded status of the defined benefit plan

(In US$ millions)	December 31, 2012	December 31, 2011
Projected benefit obligations	171	128
Plan assets at market value	(122)	(91)
Accrued pension liability exclusive social security	49	37
Social security related to pension obligations	6	6
Accrued pension liabilities	55	43

Change in benefit obligations

(In US$ millions)	2012	2011

Benefit obligations at beginning of year	128	215
Deconsolidation of Archer	-	(104)
Interest cost	5	5
Current service cost	12	9
Benefits paid	(2)	(2)
Change in unrecognized actuarial gain	22	8
Foreign currency translations	11	(4)
Acquisition/transfer members	(5)	-
Benefit obligations at end of year	171	128

Change in pension plan assets

(In US$ millions)	2012	2011

Fair value of plan assets at beginning of year	91	150
Deconsolidation of Archer	-	(60)
Estimated return	5	5
Contribution by employer	28	7
Administration charges	-	-
Benefits paid	(2)	(1)
Change in unrecognized actuarial loss	(6)	(8)
Foreign currency translations	8	(2)
Acquisition/transfer members	(2)	-
Fair value of plan assets at end of year	122	91

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company periodically reviews the assumptions used, and adjusts them and the recorded liabilities as necessary.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating the Company's pension expense and liabilities. The Company evaluates assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, utilizing the asset allocation classes held by the plan's portfolios. The discount rate is based on the Norwegian government 10 year-bond effective yield. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations	2012	2011	2010

Rate of compensation increase at the end of year	3.50%	4.00%	4.00%
Discount rate at the end of year	4.20%	3.90%	4.20%
Prescribed pension index factor	1.40%	1.10%	2.00%
Expected return on plan assets for the year	4.00%	4.80%	4.60%
Employee turnover	3.50%	4.00%	4.00%
Expected increases in Social Security Base	3.25%	3.75%	3.75%
Expected annual early retirement from age 60/62:
Offshore personnel fixed installations			30.0%
Offshore personnel and onshore employees		50.0%	50.0%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, was as follows:

Pension benefit plan assets	2012	2011

Equity securities	9.2%	10.4%
Debt securities	52.4%	48.6%
Real estate	18.3%	18.0%
Money market	18.3%	21.7%
Other	1.9%	1.20%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable..

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2013-2022. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2012 and include estimated future employee services.

(In US$ millions)	December 31 2012

2013	28
2014	27
2015	29
2016	30
2017	32
2018-2022	183
Total payments expected during the next 10 years	329

Note 30 – Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

—	Ship Finance International Limited ("Ship Finance")

—	Asia Offshore Drilling Limited ("AOD")

—	Metrogas Holdings Inc ("Metrogas")

—	Frontline Management (Bermuda) Limited ("Frontline")

—	Archer Limited ("Archer")

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

In the 12 months ended December 31, 2012, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries.

(US$ millions)	2012	2011

West Prospero	-	7
West Polaris	114	126
West Hercules	75	120
West Taurus	114	112
Total	303	365

These lease costs are eliminated on consolidation.

On July 1, 2010 our fully consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported as long-term debt due to related parties in our balance sheet as of December 31, 2012.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to $47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

In July 2011, we participated in a private placement in Asian Offshore Drilling (AOD) and were allocated shares for $54 million, which corresponds to a 33.75% ownership stake. AOD was established by Mermaid Maritime Public Company Limited in late 2010 when two MOD-V B Class jack-up rigs where ordered at Keppel FELS in Singapore. AOD had additional option agreements for construction of two similar units. Furthermore, it was agreed that we would be responsible for the construction supervision, project management and commercial management of all of AODs jack-up rigs. During the year of 2012 the Company has acquired additional shares in AOD and the Company's holding of AOD as of December 31, 2012 was 26,463,050, representing 66.16% of all of the issued shares in AOD. This investment is accounted for as an equity method investment (See also note 16).

On March 31, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas. The principal plus interest was repaid in June 2012.

On May 15, 2012 we obtained a short term unsecured credit facility of US$50 million from Metrogas. The principal plus interest was repaid in July 2012.

On June 7, 2012 we obtained a long term unsecured credit facility of NOK1,200 million from Metrogas. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK2,100 (US$352 million). The principal plus interest was repaid in September 2012.

On June 27, 2012, we granted Archer a long term unsecured credit facility of US$20 million. The principal plus interest was repaid in July 2012.

On November 12, 2012, we granted Archer a short term unsecured loan of US$55 million. The loan bears interest of LIBOR + a margin and matured in February 2013.

On December 20, 2012, we sold it's holding in North Atlantic Drilling Ltd unsecured bond of  US$500 million to Metrogas plus accrued interest of US$9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. The call option matures in June 2013. The obligation is recorded as a long term related party liability. In conjunction with this arrangement we also entered into a agreement to settle dividend payable to Metrogas in return for a short term unsecured loan of US$93 million. The bond bear a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were US$415 million.

On December 21, 2012, we obtained a short term loan of US$93 million from Metrogas. The loan bears interest of LIBOR + a margin and matures in March 2013 and is reported as short term debt to related parties in our balance sheet as of December 31, 2012.

On December 31, 2012, we obtained a short term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR + a margin and matures in March 2013 and is reported as short term debt to related parties in our balance sheet as of December 31, 2012.

Frontline provides management support and administrative services for the Company, and charged the Company fees of $2 million, $2 million and $1 million for these services in the years 2012, 2011 and 2010, respectively. These amounts are included in "General and administrative expenses".

Note 31 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2012, the Company had interest rate swap agreements with an outstanding principal of $6,148 million (2011: $4,738 million). In addition, the Company had outstanding cross currency interest rate swaps at December 31, 2012 with a principal amount of $216 million (2011: $34 million). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) on derivative financial instruments". The combined total fair value of the interest rate swaps and cross currency interest swaps outstanding December 31, 2012 amounted to a liability of $376 million (2011: a liability of $345 million).The fair value of the interest rate swaps are classified as other current liabilities and the cross currency interest swaps are classified as other current assets in our balance sheet as of December 31, 2012.

The Company's interest rate swap and cross currency interest rate swap agreements as at December 31, 2012, were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
50	3 month LIBOR	4.63%	May 2005 - May 2015
300	3 month LIBOR	3.16%	Dec 2008 - Dec 2018
150	3 month LIBOR	3.34%	June 2013 - June 2018
150	3 month LIBOR	3.30%	June 2013 - June 2018
200	3 month LIBOR	2.83%	Jan 2011 - Jan 2018
200	3 month LIBOR	3.27%	Mar 2013 - Mar 2018
350	3 month LIBOR	3.80%	Sep 2011 - Sep 2017
300	3 month LIBOR	3.54%	Sep 2011 - Jun 2017
71	6 month LIBOR	3.83%	Mar 2008 - Sep 2016
350	3 month LIBOR	3.36%	Sep 2011 - Jun 2016
100	3 month LIBOR	2.22%	Jan 2011 - Jan 2016
100	3 month LIBOR	2.24%	Jan 2011 - Jan 2016
200	3 month LIBOR	2.17%	Jan 2011 - Jan 2016
200	3 month LIBOR	2.17%	Jan 2011 - Jan 2016
250	3 month LIBOR	2.71%	May 2009 - May 2014
250	3 month LIBOR	2.62%	May 2009 - May 2014
500	3 month LIBOR	2.06%	Mar 2009 - Mar 2014
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
289	3 month LIBOR	1.11%	Oct 2012 – Dec 2019
289	3 month LIBOR	1.38%	Oct 2012 – Dec 2022
100	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
250	3 month LIBOR	0.74%	Nov 2012 – Nov 2017
200	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
200	3 month LIBOR	1.18%	Dec 2012 – Dec 2019

The counterparties to the above agreements are DnBNOR Bank ASA, Swedbank AB, Danske Bank, and ING Bank N.V. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are banks which have all provided loan finance to us and the interest rate swaps are related to those financing arrangements.

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

In the year ended December 31, 2012 the above two VIE Ship Finance subsidiaries recorded fair value gains of $20 million on their interest rate swaps. These gains were recorded by those VIEs as "Other comprehensive income" but due to their ownership by Ship Finance these gains are allocated to "Non-controlling interest" in our equity statement.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The two VIEsand therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the years ended December 31, 2012, 2011 and 2010 relating to derivative financial instruments.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2012, the Company had forward contracts and cross currency interest rate swaps to sell approximately $528 million between January 2013 and May 2013 at exchange rates ranging from NOK5.63 to NOK5.77 per US dollar. The total fair value of currency forward contracts December 31, 2012 amounted to $4 million (December 31, 2011: minus $3 million).

Total Return Swap Agreements

In February 2010, a TRS agreement with 4,500,000 shares in Seadrill as underlying security was settled and the Company simultaneously entered a new TRS agreement for 3,500,000 of common shares in Seadrill with an agreed reference price of NOK125.70 per share and an expiration date in February 2011. In September 2010, the Company partly settled the TRS agreement and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 common shares.

In January 2011, the Company partly settled the TRS agreement and further reduced the number of underlying Seadrill Limited shares by 750,000 shares from 2,750,000 to 2,000,000 common shares.

In September 2011, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in March 2012 and the agreed reference price was NOK177.21 per share.

In March 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in September and the agreed reference price was NOK 224.70 per share.

In September 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expired in December and the agreed reference price was NOK 242.80 per share.

In December, 2012, the contract was settled and simultaneously a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security was entered into. This agreement expires in March 2013 and the agreed reference price was NOK 220.32 per share.

The total realized and unrealized gain relating to TRS agreements in 2012 amounted to $7 million (2011: $5 million, 2010: $27 million).

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

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012		December 31, 2011
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	318	318	483	483
Restricted cash	402	402	482	482
Current portion of long-term debt	2,066	2,066	1,419	1,419
Long-term portion of floating rate debt	6,287	6,287	7,711	7,711
Long term portion of fixed rate CIRR loans	218	218	250	250
Fixed interest loans	70	69	77	74
Fixed interest convertible bonds	872	561	735	545
Fixed interest bonds	1,360	1,342	333	350
Floating interest bonds	224	224	75	75

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2012 and 2011. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2012 and December 31, 2011. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	333	329	-	4
Other derivative instruments – short term receivable	11	-	11	-
Total assets	344	329	11	4
Liabilities:
Interest rate swap contracts – short term payable	388	-	388	-
Other derivative instruments – short term payable	8	-	8	-
Total liabilities	396	-	396	-

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	24	4	-	20
Other derivative instruments – short term receivable	3	1	2	-
TRS equity swap contracts	11	-	11	-
Total assets	38	5	13	20
Liabilities:
Interest rate swap contracts – short term payable	372	-	372	-
Currency forward contracts – short term payable	3	-	3	-
Other derivative instruments – short term payable	39	-	39	-
Total liabilities	414	-	414	-

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In US$ millions)
Beginning balance January 1, 2012	20
Realization	(16)
Purchase	-
Changes in fair value of bonds	-
Closing balance December 31, 2012	4

ASC 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

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

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of December 31, 2012.

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

In the year ended December, 31, 2012, 15% of the Company's contract revenues were received from Petroleo Brasileiro S.A ("Petrobras") (2011: 17%), 14% from Total S.A Group ("Total") (2011: 15%), 11% from Exxon Mobil Corp ("Exxon") (2011: 10%), 10% from Royal Dutch Shell Group ("Shell") (2011: 10%) and 9% from Statoil ASA ("Statoil": 7%).

Note 32 – Commitments and contingencies

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition either individually or in the aggregate. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2012.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2012 was $12,886 million (2011: $12,567 million).

Purchase Commitments

At December 31, 2012, the Company had contractual commitments under nineteen newbuilding contracts totaling $5,604 million (2011: $3,012 million). The contracts commitments are mainly yard installments and are for the construction of two semi-submersible rigs, five jack-up rigs, seven drillships and five tender rigs.

The maturity schedule for the contractual commitments as of December 31, 2012 is as follows:

(In US$ millions)	2013	2014	2015	2016	2017	2018 and thereafter
Newbuildings	2,711	1,834	1,059	-	-	-
Total	2,711	1,834	1,059	-	-	-

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In US$ millions)	December 31, 2012	December 31, 2011
Guarantees to customers of the Company's own performance	2,455	1,553
Guarantee in favor of banks	905	764
Guarantee in favor of suppliers	5,522	2,023
Guarantee in favor of Variable Interest Entities	1,655	1,949
Total	10,536	6,289

Note 33 – Variable Interest Entities (VIEs)

As of December 31, 2012, the Company leased a drillship and two semi-submersible rigs from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2012:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	September 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	February 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	August 2011	135	Aug 2023

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to Seadrill for a fixed price of $75 million. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At December 31, 2012 the units are reported under drilling units in the Company's balance sheet.

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

		2013	2014	2015	2016	2017
	Base LIBOR Interest Rate	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)	(In US$ thousands)
West Polaris	2.85%	223.3	176.5	175.4	170.0	170.0
West Taurus	4.25%	316.2*	320.7	165.0	158.8	157.5
West Hercules	4.25%	250.0	238.5	180.0	172.5	170.0

* For a period the interest rates West Taurus have been fixed at 2.17% regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

The assets and liabilities in the statutory accounts of the VIEs as at December 31, 2012 and as at December 31, 2011 are as follows:

(In US$ millions)	December 31, 2012		December 31, 2011
	SFL	SFL	SFL	SFL
	West	Deepwater	West	Deepwater
	Polaris	Ltd.	Polaris	Ltd.
	Limited		Limited
Name of unit	West	West	West	West
	Polaris	Taurus	Polaris	Taurus
		and West		and West
		Hercules		Hercules

Investment in finance lease	534	1,120	611	1,240
Other assets	7	20	12	23
Total assets	541	1,140	623	1,263

Long term debt	360	-	398	822
Other liabilities	107	989	174	326
Total liabilities	467	989	572	1,148

Equity	74	151	51	115

Book value of units in the Company's consolidated accounts	594	1,035	614	1,021

Note 34 – Gain on realization of marketable securities

On May 17, 2012, SapuraCrest (BURSA: SCRES) and Kencana (BURSA: KEPB) jointly announced that they have entered into a merger agreement forming a new company, SapuraKencana Petroleum BHD (SapuraKencana). Consequently Seadrill received 589 million shares in the new company and a cash payment of $65 million.

This merger resulted in a dilution of our equity share from 23.59% to 11.79% and a recognized gain on decline in ownership of $169 million represented on a separate line item in our statement of operations.

On May 30, 2012, Seadrill announced the sale of 300 million shares in SapuraKencana resulting in a gain of $84 million reported as gain on realization of marketable securities in our statement of operation. Seadrill's holding of shares in SapuraKencana following this transaction represents 6.4% ownership of the outstanding shares. The net proceed from the sale of these shares was $198 million.

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

Note 35 – Subsequent Events

On November 15, 2012 – a subsidiary of Seadrill Ltd entered into an agreement with Songa Eclipse Ltd to acquire the ultra-deepwater semi-submersible drilling rig, "Songa Eclipse" for cash consideration of US$590 million.  The cash consideration also includes the acquisition of the drilling contract with Total Offshore Angola that is fixed and ending in December 2013 with three one year options to extend the contract.  This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the ultra-deepwater market.  A prepayment of $59 million was made before the end of 2012 and the physical delivery and final payment took place January 3, 2013 which is considered to be the acquisition date. This purchase is considered to constitute a business combination for accounting purposes.  The Company is still in the process of determining the allocation of the purchase price to the identified assets and liabilities acquired, due to the acquisition being recently completed.

On January 16, 2013 – Tullow plc has exercised its contractual option to extend the contract for the ultra-deepwater semi-submersible rig West Leo by two years from May 2016 to May 2018. The West Leo is expected to carry out operations in West Africa until the end of its contract in May 2018. The potential contract revenue for the extension is estimated to approximately US$450 million based on 97 percent utilization and includes a performance bonus arrangement. This brings the total estimated contract value to US$1.13 billion. In line with the omnibus agreement terms and conditions between Seadrill and Seadrill Partners, Seadrill is obligated to offer the West Leo to Seadrill Partners at a fair market price.

On January 30, 2013 – the Company received and accepted an attractive offer from a commercial bank to finance its current exposure to Sevan Drilling ASA ("Sevan") through a forward agreement. The Company sold in connection with this its existing 96,000,000 shares and received a forward agreement with exposure to the same number of shares. The shares have been sold at NOK 3.95 per share. The forward agreement runs until 30 April 2013 and has a strike price of NOK 3.9851. Following the new agreement Seadrill are not longer directly owners of any shares in Sevan, but are exposed though forward agreements to 96,000,000 shares or 28,52 percent of the outstanding shares. The total ownership percentage has been calculated based on an issued share capital in Sevan of 336,625,000 shares and do not include the issuance of the new planned private placement.

On January 31, 2013 – the Company entered into an agreement for the construction of two high specification jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Inc in China. The new units are scheduled for delivery during the first and second quarter 2015, and the estimated total project price is approximately US$230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations) per rig, with tail-heavy payment terms.

On February 6, 2013 – our subsidiary Seadrill Janus Ltd. completed the sale of the jack-up drilling unit West Janus for a total consideration of $73 million.

On February 7, 2013 - the Company participated in a private placement in Sevan Drilling ASA, and was allocated 81,828,500 shares at a subscription price of NOK 3.95. Subsequently, Seadrill received and accepted an offer from a commercial bank to finance these shares. In connection to this, Seadrill has transferred its entire allocation to the same commercial bank and entered into a forward agreement to buy the same number of shares. The forward agreement runs until May 6, 2013 and has a strike price of NOK 3.9815 per share.  Following this transaction, Seadrill will not directly hold any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares or 29.9 percent of the outstanding shares following completion of the private placement.

On February 11, 2013 – the Company and SapuraKencana Petroleum Berhad ("SapuraKencana") entered into a conditional sale and purchase agreement in relation to the proposed transaction. SapuraKencana will acquire all the tender rigs in Seadrill's fleet except for the West Vencedor, T15, and T16. These three rigs are either owned or planned to be owned by Seadrill Partners LLC. Seadrill will in a transition period in co-operation with SapuraKencana retain the management of all tender rigs that are in operation outside Asia. The agreed acquisition price is for an enterprise value of US$2.9 billion less adjustments and includes future capital commitments for newbuildings T17, T18, and West Esperanza. The Company will furthermore continue to manage and supervise the construction of the current new building program on behalf of SapuraKencana. The enterprise value includes all the debt in the tender rig business which is estimated at US$780 million as of February 6, 2013. Seadrill has agreed to pay US$75 million to SapuraKencana at closing to compensate for cash flow from the tender rig business from February 8, 2013 to closing, netted off for lost interest income. The transaction closed on April 30, 2013.

On February 11, 2013 – the Company participated in a private placement of 82,003,000 shares in Archer Limited. The shares were acquired at price US$1.20 per share. As part of the private placement the short term unsecured loan of US$55 million granted to Archer in November was converted to shares.  Furthermore, Seadrill will receive 2,811,793 shares in Archer as compensation for underwriting parts of the private placement. Following this purchase and the receipt of the underwriting commission, Seadrill will be the owner of 231,053,239 shares in the Archer Limited, corresponding to 39.9% of the total number of outstanding shares in the Archer Limited.

On March 5, 2013 – the Company exercised fixed price options for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China. The estimated total project price is approximately US$230 million.

On March 5, 2013 – the Company successfully completed a NOK 1,800 million ($316 million) senior unsecured bond issue with maturity in 2018. An application will be made for the bonds to be listed on Oslo Børs. The net proceeds from the bond issue will be used for general corporate purposes, including payments under recently announced newbuilding contracts.

On March 12, 2013 – the Company participated in a private placement in Asia Offshore Drilling Limited (AOD). AOD raised a total of US$100 million in the private placement. Seadrill Limited and Mermaid Maritime Plc, the majority shareholders in the Company, subscribed pro-rata to the entire share capital issue. Seadrill Limited and Mermaid Maritime Plc, will own 66.18 percent and 33.76 percent of the Company respectively post the transaction. AOD I was delivered January 31, 2013, and AOD II was delivered April 15, 2013. As of April 22, 2013, AOD has one jack-up under con struction at the Keppel FELS shipyard in Singapore.

On March 19, 2013 – the Company signed a new $1,450 million facility with various commerical lending institutions and export credit agencies, to fund the aquisition of the West Auriga and the West Vela, which have been pledged as security. The facility bears interest at LIBOR plus a margin in the range of 2.7% to 3.0%, with maturity date in 2025. As at April 30, 2013, this facility has not yet been drawn down.

On March 25, 2013 – the Company and the other major shareholder in AOD, Mermaid Maritime Plc, signed a shareholder resolution that changed the board composition in favor of the Company. Based on this change we now control the Board and therefore also the company considering the fact that we as of March 25th owned 66.18% of the shares in AOD. March 25th is considered the acquisition date and we have concluded that we will consolidate the financial results and balance sheet of AOD from this date. The acquisition is considered to constitute a business combination achieved in stages for accounting purposes. The Company is still in the process of determining the accounting consequences due to the acquisition being recently completed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 30, 2013

By:	/s/ Fredrik Halvorsen
Name:	Fredrik Halvorsen
Title:	Chief Executive Officer of Seadrill Management AS (Principal Executive Officer of Seadrill Limited)