Form 20-F
period 2013-12-31
SEADRILL LTD
filed 2014-04-17
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, there were 468,978,492 shares, par value $2.00 per share, of the Registrant's common stock outstanding.

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

In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to the offshore drilling market, including supply and demand, utilization rates, day rates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs, hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations, customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue, political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment, repudiation, nullification, modification or renegotiation of contracts, limitations on insurance coverage, such as war risk coverage, in certain areas, foreign and U.S. monetary policy and foreign currency fluctuations and devaluations, the inability to repatriate income or capital, complications associated with repairing and replacing equipment in remote locations, import-export quotas, wage and price controls and imposition of trade barriers, regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control, the level of expected capital expenditures,our expected financing of such capital expenditures and the timing and cost of completion of capital projects, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations, factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement , timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Norway, the United Kingdom, and the United States, legal and regulatory matters, including results and effects of legal proceedings , outcome and effects of internal and governmental investigations, customs and environmental matters, insurance matters, debt levels, effects of accounting changes and adoption of accounting policies, recruitment and retention of personnel , pension plan and other post retirement benefit plan contributions, the timing of severance payments and benefit payments, acquisitions and divestitures of businesses and assets and the execution of transactions to acquire and divest businesses and assets, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

PART 1.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Throughout this Annual Report, unless the context otherwise requires, references to "Seadrill Limited," the "Company," "we," "us," "Group," "our" and words of similar import refer to Seadrill Limited, its subsidiaries and its other consolidated entities. Unless otherwise indicated, all references to "US$" and "$" in this Annual Report are to, and amounts are represented in, U.S. dollars.

A.	SELECTED FINANCIAL DATA

The selected statement of operations and cash flow statement data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2013 and 2012 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected statement of operations and cash flow statement data for the fiscal year ended December 31, 2010 and 2009 and the selected balance sheet data with respect to the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from the Consolidated Financial Statements of the Company that are not included herein.

The following table should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto, which are included herein. The Company's financial statements are maintained in U.S. dollars. We refer you to the Notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are presented.

	Year ended December 31,
	2013	2012	2011	2010	2009
		(In millions of U.S. dollars except common share and per share data)
Statement of Operations Data:
Total operating revenues	$5,282	$4,478	$4,192	$4,041	$3,254
Net operating income	$2,098	$1,791	$1,774	$1,625	$1,372
Net income	$2,786	$1,205	$1,482	$1,172	$1,353
Earnings per share, basic	$5.66	$2.37	$3.05	$2.73	$3.16
Earnings per share, diluted	$5.47	$2.34	$2.96	$2.73	$3.00
Dividends paid	$1,356	$1,975	$1,440	$990	$199
Dividends paid per share	$2.74	$4.31	$3.14	$2.41	$0.50
Dividends declared per share *	$3.72	$3.51	$3.06	$2.40	$1.95
 * Includes the fourth quarter dividends for 2013, 2011, 2010 and 2009 that were declared subsequent to the year end in the first quarter of the following year.

	Year ended December 31,
	2013	2012	2011	2010	2009
		(In millions of U.S. dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	744	318	483	755	460
Drilling units	17,193	12,894	11,223	10,795	7,515
Newbuildings	3,419	1,882	2,531	1,247	1,431
Investment in associated companies	140	509	721	205	321
Goodwill	1,200	1,320	1,320	1,676	1,596
Total assets	26,300	19,632	18,304	17,497	13,831
Long-term debt (including current portion)	13,466	10,761	9,993	9,157	7,396
Common share capital	938	938	935	886	798
Total equity	8,202	6,024	6,302	5,937	4,813
Common shares outstanding	469.0	469.2	467.8	443.1	399.0
Weighted average common shares outstanding	469.0	468.5	458.6	409.2	398.5
Other Financial Data:
Net cash provided by operating activities	1,695	1,590	1,669	1,210	1,349
Net cash used in investing activities	(2,964)	(1,360)	(2,486)	(2,207)	(821)
Net cash provided by/(used in) by financing activities	1,695	(395)	538	1,293	(453)
Capital expenditures	(4,463)	(1,690)	(2,543)	(2,368)	(1,369)

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this Annual Report, all information concerning our business and our assets is as of December 31, 2013.

Risks Relating to Our Industry

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”), to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels and non-conventional hydrocarbon production;

•
the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and less technologically advanced drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

• the availability of competing offshore drilling units;

• the level of costs for associated offshore oilfield and construction services;

• oil and gas transportation costs;

• the level of rig operating costs, including crew and maintenance;

• the discovery of new oil and gas reserves;

• the political and military environment of oil and gas reserve jurisdictions; and

• regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrates contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these clients will be willing or financially able to indemnify us against all these risks. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. Further, pollution and environmental risks generally are not totally insurable.

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a client, the occurrence could adversely affect our consolidated statement of financial position, results of operations or cash flows. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, that are not covered by third party insurance contracts. Specifically, we have at times in the past elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. Beginning April 1, 2014 we insure a limited part of this windstorm risk in a combined single limit annual aggregate policy. However if we elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

An over-supply of offshore drilling units may lead to a reduction in dayrates and therefore may materially impact our revenues and profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. According to industry sources, as of March 18, 2014, the existing worldwide fleet of ultra-deepwater drilling units consisted of 139 offshore drilling units, comprised of 60 semi-submersible rigs and 79 drillships. An additional 27 semi-submersible rigs and 73 drillships are under construction or on order, which would bring the total fleet to 239 ultra-deepwater drilling units. A relatively large number of the drilling units currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in dayrates as the active fleet grows. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

If we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, results of operations and available cash flow.

Consolidation of suppliers may increase the cost of obtaining supplies, or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as BOPs, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. For instance, we experienced an interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

Our international operations in the offshore drilling sector involve additional risks, which could adversely affect our business.

We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•
acts of piracy, which have historically affected ocean-going vessels, trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls and imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings and exchange controls;

•	oil and gas exploration and development;

•	taxation of offshore earnings and the earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.
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

In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). These new sanctions were codified within the Iranian Transactions Regulations on or about December 26, 2012. However, we do not believe this provision is applicable to us, as we are primarily owned and controlled by non U.S. persons. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the Commission in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the Commission will publish the disclosure on its website. The President of the U.S. must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any violative activity, conducted by ourselves or by any affiliate, that is likely to trigger a Commission disclosure requirement.

Sanctions affecting non-U.S. companies like us were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and we believe that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 to July 20, 2014.

Certain of our customers or other parties that we have entered into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the United States, the European Union and / or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Iran, Myanmar and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

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

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated to us in the Gulf of Mexico. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, and issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the U.S. Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units, although such risks to the extent possible should rest with our clients.

We currently do not have any jack-up rigs or moored drilling units operating in the U.S. Gulf of Mexico. However, we do have two ultra-deepwater semi-submersible drilling rigs and two ultra deepwater drillships operating in the U.S. Gulf of Mexico, that are self-propelled and equipped with thrusters and other machinery, which enable the rig to move between drilling locations and remain in position while drilling without the need for anchors.

Public health threats could have an adverse effect on our operations and our financial results.

Public health threats, such as swine flu, bird flu, Severe Acute Respiratory Syndrome and other highly communicable diseases, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

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

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the United Nation's International Maritime Organization, IMO, the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, European Union (EU) regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Maritime Transportation Security Act of 2002, the U.S. Outer Continental Shelf Lands Act, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in our incurring significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 case related to the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy.

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

Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or MEPC, in July 2011, relating to greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The measures would have limited the availability of permits that allow companies to emit greenhouse gases. The European Union is still considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in June 2013, the European Commission issued a memorandum recommending a “gradual approach” starting with a program to monitor, report and verify such greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. In February 2014, the Supreme Court heard oral arguments from a number of industry groups that oppose a lower court’s decision on EPA regulation of carbon emissions as too expansive but limited the scope of the argument.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our drilling rigs, that we cannot predict with certainty at this time.

The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.

In the near-term aftermath of the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. Gulf of Mexico and subsequently implemented Notices to Lessees 2010-N05 and 2010 N-06, providing enhanced safety requirements applicable to all drilling activity in the U.S. Gulf of Mexico, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. Gulf of Mexico must comply with the Final Rule of Increased Safety Measures for Energy Development on the Outer Continental Shelf and the Workplace Safety Rule on Safety and Environmental Management Systems. In addition, on February 24, 2014, the BOEM proposed a rule increasing the limits of liability for offshore facilities under the OPA based on inflation. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, we anticipate that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.

Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for our services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict if the U.S. government will continue to issue new drilling permits in a timely manner, nor can we predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, our cash flow and financial position could be adversely affected if our four ultra-deepwater drilling rigs in the U.S. Gulf of Mexico were subject to the risks mentioned above.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, our business interaction with national oil companies as well as the state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the United Kingdom or the UK Bribery Act. We are subject to the risk that we or our affiliated companies or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism, piracy and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverage may be unavailable in the future.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, none of which we expect to have a material adverse effect on our financial condition. We anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

Risks Relating to Our Company

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2013, we had $14.9 billion in principal amount of interest bearing debt, representing approximately 78% of our total market capitalization. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

Our debt agreements and future financial obligations may impose, among other things, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:
•enter into other financing arrangements;
•incur additional indebtedness;
•create or permit liens on our assets;
•sell our drilling units or the shares of our subsidiaries;
•make investments;
•change the general nature of our business;
•pay dividends to our shareholders;
•change the management and/or ownership of the drilling units;
•make capital expenditures; and
•compete effectively to the extent our competitors are subject to less onerous restrictions.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. Our drilling units serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As of December 31, 2013, we had $11.8 billion of interest-bearing debt secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. We also consolidate certain Ship Finance entities into our financial statements as variable interest entities. To the extent that the variable interest entities may default under their indebtedness and their debt becomes classified as current in their financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements. The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable.

Failure to comply with covenants and other provisions in our existing or future debt agreements could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us.

Our existing debt agreements contain cross-default provisions that may be triggered if we default under the terms of our existing or future financing agreements. In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. In addition, certain subsidiaries of Seadrill Partners LLC, or Seadrill Partners, are joint borrowers with our subsidiaries under some of our existing debt agreements, and certain subsidiaries of Seadrill Partners have provided guarantees and collateral in relation to certain of our debt agreements in which they have a financial interest. While we are not a guarantor of the debts of Seadrill Partners and its subsidiaries, in the event that the subsidiaries of Seadrill Partners default under their indebtedness, such default could trigger the cross-default provisions in our existing debt agreements or future debt agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling units, even if we were to subsequently cure such default. In the event of such acceleration and foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to pay dividends to our shareholders for so long as such default is continuing.

We may not be able to raise equity or debt financing sufficient to execute our growth strategy and to pay the cost of all of our newbuilding drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to execute our growth strategy and to fund our capital expenditures. Borrowings under our current credit facilities, which are subject to certain conditions, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of all of our newbuilding drilling units, which as of December 31, 2013 was $7.7 billion. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we would be prevented from realizing potential revenues from these projects, we could also lose all or a portion of our yard payments that were paid by us, which as of December 31, 2013, amounted to $2.0 billion and we could be liable for penalties and damages under such contracts. Following such potential defaults we are also exposed under cross-default provisions in our loan financing agreements.

We rely on a small number of customers.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As of December 31, 2013, our five largest customers accounted for approximately 65% of our future contracted revenues, or backlog. Our results of operations could be materially adversely affected if any of our major customers failed to compensate us for our services, were to terminate our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

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

As of March 18, 2014, we had an outstanding newbuilding order book with various yards for an additional 20 drilling units with corresponding contractual yard and other payment commitments totaling $7.1 billion. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Failure to secure a drilling contract prior to delivery of our newbuilding drilling rigs could adversely affect our results of operations.

We have entered into agreements with various shipbuilding yards in Singapore, South Korea and China for the construction of 20 new drilling units consisting of drillships, semi-submersible rigs and jack-up rigs. We have not yet secured drilling contracts on 18 of these newbuilding drilling units. Historically, the industry has at times experienced prolonged periods of overcapacity, during which many rigs were idle for long periods of time. Our failure to secure a drilling contract for any of these newbuilding drilling units prior to their delivery could adversely affect our cash flows and results of operations.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers have the right to terminate their drilling contracts upon the payment of an early termination fee. However, such payments may not fully compensate us for the loss of the contract. Under certain circumstances, our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of nonperformance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

The provisions of the majority of our offshore rig contracts that are term contracts at fixed dayrates may not permit us fully to recoup our costs in the event of a rise in our expenses.

The majority of our drilling units are employed on long-term contracts. The average remaining contract length as of March 18, 2014, was 2.5 years for our floaters and 2.5 years for our jack-up rigs. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases including wages, insurance and maintenance cost. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, normally our contracts contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our cost, without additional compensation from the customer, for reasons beyond our control.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which the means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our drilling rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of our fleet of drilling units. However, our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members, who are not required to maintain the drilling units, to active rigs to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

We may not be able to renew or obtain new and favorable contracts for drilling units whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.

As of March 18, 2014, we had 9 contracts that expire in 2014, 10 contracts that expire in 2015 and 10 contracts that expire in 2016. Our ability to renew existing contracts or obtain new contracts will depend on the prevailing market conditions. Likewise, our customers may reduce their activity levels or seek to terminate or renegotiate drilling contracts with us. If we are not able to obtain new contracts in direct continuation, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, such as contracts on a turnkey basis, our revenues and profitability could be adversely affected.

The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. Upon the expiration or termination of their current contracts, we may not be able to obtain contracts for our drilling units and there may be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and natural gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling units, we may not be able to obtain drilling contracts at attractive dayrates or at all.

If the dayrates which we receive for the reemployment of our current drilling units are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to pay dividends to our shareholders

 Our future contracted revenue, or backlog, for our fleet of drilling units may not be ultimately realized.

As of March 18, 2014, the future contracted revenue for our fleet of drilling units, or contract backlog, was approximately $13.7 billion. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

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

Acquisition of assets or businesses that expand our drilling operations is an important component of our business strategy. We believe that acquisition opportunities may continue to arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. If we fail to consummate and integrate our acquisitions in a timely and cost effective manner, our financial condition and results of operations could be adversely affected.

We may suffer losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Archer Limited, or Archer, SapuraKencana Petroleum Berhad, or SapuraKencana, and Seabras Sapura Participacoes SA and Sapura Holdco Ltd. (collectively, Seabras Sapura). In addition, following the deconsolidation of Seadrill Partners on January 2, 2014, our interest in Seadrill Partners, Seadrill Operating LP, and Seadrill Capricorn Holdings LLC are all treated as investments in associates. The market value of our equity interest in these companies is likely to be volatile and could fluctuate in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

Interest rate fluctuations could affect our earnings and cash flow.

In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds and convertible bonds, the large majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2013, our total floating rate debt amounted to $12.3 billion of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $10.0 billion. The corresponding weighted average interest rate was 2.12%. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all. If we are unable to effectively manage our interest rate exposure through interest rate swaps, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code, as amended (which election could itself have adverse consequences for such shareholders, as discussed below under "Item 10 Additional Information – E. Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in shares of our common stock, this could adversely affect our ability to raise additional capital through the equity markets. See "Item 10 Additional Information – E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor's particular situation under U.S. federal, state, local or foreign law.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder is Hemen Holding Limited, or Hemen. All of our directors serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider to be in its best interest. For more detailed information, reference is made to "Item 10. Additional Information" of this Annual Report.

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

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs, jack-up rigs and tender rigs for operations in shallow-, mid-, deep, and ultra deep-water areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and seven years to drill wells for our customers, who are oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, secondhand units and contracts for newbuildings, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 8,965 skilled employees. At December 31, 2013, we had a fleet of 69 units consisting of 15 semi-submersible rigs, 7 drillships, 20 jack-up rigs and 3 tender rigs in operation and 24 units currently under construction. Please see "Item 4. D. Property, Plant and Equipment", for further information on our fleet of drilling units and newbuilds.

North Atlantic Drilling Limited, or NADL, our majority owned subsidiary, is a Bermuda company formed in 2011 that focuses entirely on harsh environment offshore drilling operations. At December 31, 2013, we owned approximately 73.2% of NADL’s outstanding shares, which trade on the Norwegian Over the Counter Exchange under the symbol “NADL.” Subsequent to December 31, 2013, NADL was listed on the New York Stock Exchange on January 29, 2014 under the symbol "NADL" and launched its initial public offering of 13,513,514 common shares at $9.25 per share. In conjunction with the offering our ownership was reduced to 70.4%.
Seadrill Partners LLC, or Seadrill Partners, our majority owned subsidiary, is a Marshall Islands Limited Liability Company formed in 2012 that focuses on owning and operating offshore drilling rigs under long term contracts with major oil companies. Seadrill Partners common units trade on the New York Stock Exchange under the symbol “SDLP.” At December 31, 2013, we owned 62.4% of the outstanding limited liability interests which includes Seadrill Partners’ outstanding common and subordinated units. As of January 2, 2014, Seadrill Partners became a deconsolidated subsidiary. See further discussion below in recent developments.
Sevan Drilling ASA, or Sevan, a controlled subsidiary, is a Norwegian company that focuses on owning and operating drilling units and specializing in the ultra deepwater segment. Following a series of share acquisitions and other transactions, as of July 2, 2013, we controlled 50.1% shares (through the direct ownership of shares and forward share purchase agreements) of all issued shares of Sevan. As a result of our increased interest, we were required to make a mandatory offer in accordance with the Oslo Stock Exchange rules for the remaining outstanding shares in Sevan. This mandatory offer period expired on August 23, 2013 and we obtained an additional 47,394 shares, bringing our total interest in Sevan to 297,941,358 shares, or 50.11% of the total outstanding shares. Sevan common shares trade on the Oslo Stock Exchange under the symbol “SEVDR”.

In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We currently have the following significant investments:

•	Archer, a global oilfield service company that specializes in drilling and well services. We currently own 39.9% of the outstanding common shares of Archer.

•	SapuraKencana, an integrated oil and gas services and solutions provider. We currently own 8.2% of the outstanding common shares of Sapura Kencana.

•	Seabras Sapura, construct, own and intend to operate pipe laying service vessels in Brazil. We have a 50% ownership stake in each of these companies.

Please see the Notes to our Consolidated Financial Statements included in this Annual Report for further information on our investments.

Management of the Company

Overall responsibility for the management of Seadrill Limited and its subsidiaries rests with the Board of Directors, or the Board. The Board has organized the provision of management services through a subsidiary incorporated in the United Kingdom, Seadrill Management Ltd. The Board has defined the scope and terms of the services to be provided by Seadrill Management authorizing it to run day-to-day operations. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on our behalf.

Acquisitions, Disposals, and Other Developments for the period from January 1, 2013 through and including December 31, 2013

Acquisitions and newbuilding orders

In November, 2012, we entered into an agreement with Songa Eclipse Ltd. to acquire the ultra-deepwater semi-submersible drilling rig Songa Eclipse for a purchase price of $590 million. The physical delivery and final payment took place on January 3, 2013 which is considered to be the date of acquisition.

On March 25, 2013, we and the other major shareholder in Asia Offshore Drilling, Mermaid Maritime Plc, signed a shareholder resolution that changed the board of directors composition in favor of the Company. Based on this change as of March 25, 2013 we obtained control of the board of directors and also own 66.18% of the outstanding shares. As a result of obtaining control, we have consolidated the results and financial position of AOD from this date.

In June, 2013 we entered into arrangements to purchase an additional 120,065,464 shares in Sevan. This transaction was settled on July 2, 2013. Following settlement, we obtained control of 50.1% of the total outstanding shares of Sevan through direct ownership and our forward share purchase agreements which result in a controlling financial interest and as a result Sevan became a consolidated subsidiary from July 2, 2013. As a result of our increased interest, we were required to make a mandatory offer in accordance with the Oslo Stock Exchange rules for the remaining outstanding shares in Sevan for NOK 3.95. This mandatory offer period expired on August 23, 2013. As a result of the offer, we obtained an additional 47,394 shares, bringing our total interest in Sevan to 297,941,358 shares, or 50.11% of the total outstanding shares.

During 2013 we entered into agreements with yards to construct eight high specification jack-up rigs and four ultra deepwater drillships with a total estimated project price for all rigs of $4.2 billion including project management, drilling and handling tools, spares, operations preparation and capitalized interest.

During 2013, we acquired the high specification jack-up newbuild in process, Prospector 3 from Prospector Offshore Drilling Rig Construction S.à.r.l., an unrelated party, for a total purchase price of $235.0 million. The rig has been subsequently renamed West Titania.

We had total capital expenditures of approximately $4.5 billion, $1.7 billion and $2.5 billion in 2013, 2012 and 2011 respectively. Our capital expenditures relate primarily to our newbuild program, capital additions and equipment to our existing drilling units and payments for long term maintenance. We financed this capital expenditure through cash generated from operations, secured and unsecured debt arrangements and the sale of partial ownership interests in certain subsidiaries.

Disposals

In April 2013, we completed the sale of the entities that own and operate 10 tender rigs to SapuraKencana for an enterprise value of $2.9 billion. The sale included the following tender rigs: T-4, T-7, T-11, T-12, West Alliance, West Berani, West Jaya, West Menang, West Pelaut, West Setia, and the newbuild rigs T-17, T-18, and West Esperanza. In addition our 49% ownership in Varia Perdana and Tioman Drilling was sold as part of this transaction, which included the following rigs: T-3, T-6, T-9, T-10, and the Teknik Berkat.

On December 9, 2013, Seadrill Partners closed a public offering of 12,880,000 common units representing liability company interests at a price of $29.50 per common unit (including the underwriters allotment). Concurrently with the closing of the Offering, the Company purchased directly from the Seadrill Partners 3,394,916 common units at a price of $29.50 per unit. After this transaction, we owned 62.4% of the outstanding limited liability interests which includes Seadrill Partners’ outstanding common and subordinated units.

During 2013, we sold entities that operate and own the tender rigs T-15, T-16 and semi-submersible rigs West Leo, West Sirius to subsidiaries of Seadrill Partners. As of December 31, 2013, Seadrill Partners was a consolidated subsidiary and these transactions were between entities under common control and therefore no gain was recorded on sale but any difference between purchase price and book value was reflected in equity.

Other developments

During 2013, we obtained additional debt, including related party debt and entered into other financing arrangements which provided net proceeds of $8.5 billion and repaid existing indebtedness, including related party indebtedness of $6.1 billion. See further discussion of our indebtedness in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources".

Recent Developments

Deconsolidation of Seadrill Partners LLC
Under the terms of the Operating Agreement of Seadrill Partners LLC, or Seadrill Partners, the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. From the first AGM the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retains the power to control the board of directors of Seadrill Partners. As of this date Seadrill Partners has been considered an affiliated entity and not a controlled subsidiary of the Company. Seadrill Partners will therefore be deconsolidated by the Company on January 2, 2014. As a result of the deconsolidation the Company will derecognize the assets and liabilities of Seadrill Partners, and will recognize its ownership interests in Seadrill Partners and its direct ownership in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC and Seadrill Operating LP at fair value. The excess of the fair value of the investments over the carrying value of Seadrill’s share of Seadrill Partners' net assets will be recognized as a gain in the Company’s consolidated statement of operations. See Note 37 to our Consolidated Financial Statements for further discussion.
Capital and financing transactions

On January 28, 2014, North Atlantic Drilling our subsidiary, raised $600 million in senior unsecured notes in a private offering in the United States pursuant to Rule 144A and Regulation-S under the Securities Act of 1933, as amended.

On January 29, 2014, North Atlantic Drilling, our subsidiary, completed its initial public offering in the United States by issuing $125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL". The offering of 13,513,514 common shares was priced at $9.25 per share.

On February 21, 2014, Seadrill Partners, our consolidated subsidiary as of December 31, 2013, closed on a $1.8 billion Term Loan B with a $100 million revolving credit facility. The term loan bears interest of LIBOR plus 3% and is due in February 2021. Subsequently they repaid in full the existing $1,500 million facility and the West Leo portion of the $1,121 million facility, which had outstanding balances of $706 million and $472.6 million respectively.

On March 6, 2014, the Company completed a 1,500 million Swedish kronor senior unsecured bond issue. The bond bears interest of STIBOR plus 3.25% per annum with maturity in March 2019.

On March 17, 2014, Seadrill Partners LLC, our consolidated subsidiary as of December 31, 2013, issued 10,400,000 common units representing liability company interests in a public offering at a price of $30.60 per common unit. Seadrill Partners LLC also granted the underwriters a 30-day option to purchase up to an additional 1,560,000 common units which the underwriters have exercised in full, bringing the the total number of public common units sold in the offering to 11,960,000. In addition, and concurrently with the closing of the public offering, the Company has agreed to purchase directly from Seadrill Partners LLC, 1,633,987 common units at a price of $30.60 per unit. As a result of this transaction the Company's ownership interest in Seadrill Partners LLC is 53.2% including both the common and subordinated units. See Note 37 to our Consolidated Financial Statements for further discussion.

Disposals

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Capricorn Holdings LLC, our subsidiary that is 49% owned by us and 51% owned by Seadrill Partners. The total implied purchase price was $1.24 billion, of which Seadrill Partners' 51% share was $632.4 million. As Seadrill Partners became a deconsolidated subsidiary as of January 2, 2014, this sale will not be treated as a transaction with an entity under common control.

Other

On February 18, 2014, we announced the establishment of SeaMex Ltd., or SeaMex, a 50% owned joint venture with an investment fund controlled by Fintech Advisory Inc, or Fintech. Fintech is a private investment manager founded in 1989 that has a strong investment record and operation in Latin American countries. SeaMex has been formed for the purpose of owning and managing the jack-up drilling units working for Petroleos Mexicanos, or Pemex as well as to develop and pursue further opportunities in Mexico and other Latin American countries. The joint venture will be effective upon certain closing conditions being met which have not yet occurred.

B.	BUSINESS OVERVIEW

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs, jack-up rigs and tender rigs for operations in shallow-, mid-,deep- and ultra deep-water areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and seven years to drill wells for our customers, who are oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. The various types of drilling units in our fleet are as follows:

Semi-submersible drilling rigs

Semi-submersible drilling rigs (which include cylindrical designed units) consist of an upper working and living quarters deck connected to a lower hull, such as columns and pontoons. Such rigs operate in a "semi-submerged" floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

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

Tender Rigs

Self-erecting tender rigs conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig's integral crane. To support the operations, the tender rig contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of self-erecting tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender's semi-submersible hull structure allows the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Self-erecting tender rigs generally operate with crews of 60 to 85 people.

Reporting Segments

We report our business in the following operating segments:

•
Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

•
Jack-ups: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments.

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

Our Business Strategies

Our primary objective is to profitably grow our business to increase long-term distributable cash flow per share to our shareholders through the following principal strategies:

Continue to provide excellent service to our customers

We are a leading offshore deepwater drilling company and our mission is to continue to be the preferred offshore drilling contractor and to deliver excellent performance to our clients by consistently fulfilling their expectations for performance and safety standards. We believe that we have one of the most modern fleets in the industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and establish and maintain a position as a preferred provider of offshore drilling services for our customers. We believe that a combination of quality drilling rigs and highly skilled employees will facilitate the procurement of term contracts and premium dayrates. Consistent with this strategy, we believe the development of NADL, Seadrill Partners, and Sevan, and our tender rig arrangement with SapuraKencana, will improve our operational efficiency, further strengthen our safety record and help us to achieve increased cost efficiency.

Growth through newbuildings, targeted alliances, mergers and acquisitions

We have grown our fleet significantly since our formation in 2005. Our strategy is focused on developing a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested significantly in new rigs with enhanced technical capabilities. We have as December 31, 2013, 32 ultra-deepwater units built in 2000 or after, two mid-water semi-submersible harsh environment rigs and 29 high-specification jack-up rigs built after 2005, three harsh environment jack-ups and three tender rigs. In addition, consistent with our goal to operate the most technologically advanced drilling unit fleet and our commitment to safety, in the future, we may sell certain assets from time to time to replenish and grow our fleet. In April 2013, we completed the sale of 10 tender rigs to SapuraKencana and our investments in entities that owned tender rigs, for an enterprise value of $2.9 billion and we currently own approximately an 8% equity interest in SapuraKencana. We used the proceeds from the transaction to repay indebtedness and further grow our premium ultra-deepwater and jack-up segments.

In addition, we have made significant investments in companies operating in our industry, the offshore drilling segment and in the oil services segment, including investments in Archer, Asia Offshore Drilling and Sevan. These investments have been undertaken in consideration of our favorable market view for our industry in general and the anticipated favorable development demand for new and modern assets in particular.

Market Overview

We provide operations in oil and gas exploration and development in regions throughout the world and our customers include major oil and gas companies, state-owned national oil companies and independent oil and gas companies. Our customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increase in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. This has translated into an increased focus on frontier deepwater, not only in existing offshore regions such as Brazil, the U.S. Gulf of Mexico, Europe and West Africa but also expanding to India, Southeast Asia, China, East Africa, the Mexican Gulf of Mexico, Australasia and the Mediterranean. Significant exploration success in these areas has translated into higher demand for rigs.

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing world wide fleet as at March 18, 2014 totals 875 units including 101 drillships, 218 semi-submersible rigs, 516 jack-up rigs and 40 tender rigs. In addition, there are 73 drillships, 140 jack-up rigs, 27 semi-submersible rigs and 12 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 41 units.

Semi-submersible rigs and drillships

The world fleet of semi-submersible rigs and drillships currently totals 319 units. In addition, there are 100 units under construction, 27 semi-submersible rigs and 73 drillships. Of the total fleet, 152 units were built before 1998. These units are mainly moored units and have an average age of 33 years. For the existing 167 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. 28 of the 167 units are capable of operations in water depths up to 7,500ft and 139 of the 167 units are capable of operations in ultra-deep waters (waters deeper than 7,500ft).

The demand for dynamically positioned drillships and semi-submersible rigs has seen strong growth since 2005. The reason for this increase in demand has been related to growth in deepwater activities by oil companies. In addition to increased demand, the oil companies have also required higher operational capacities and technical specification of the units. In order to meet demand, a significant number of new rigs have been built since 2005 increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 28 to 139. In order to justify the significant investments, dayrates increased from approximately $290,000 in May 2005, when the first new units were ordered, to more than approximately $600,000 at the height of the market in September 2008. The financial downturn in the latter part of 2008 and subsequent drop in oil prices effectively halted the order flow for new deepwater vessels. In response to this oil price development, oil companies held back new spending and investments in deeper water, resulting in dayrates decreasing to the low $400,000s in 2010. Since then, higher oil prices and an improved economic outlook has spurred a higher activity level from oil companies that has increased the demand for ultra-deepwater units resulting in renewed interest for construction of further new ultra-deepwater units, as well as, pushing dayrates up. At present, the industry is encountering a slowing rate of offshore spending growth resulting in a lack of fixtures for deep and ultra-deepwater units, thus creating a degree of uncertainty around leading edge dayrates.

We believe that the long-term prospects for deepwater and ultra-deepwater drilling are positive given the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and high depletion rate of mature oil fields. We believe that these factors will continue to provide incentives for the exploration and development of deepwater fields, particularly in view of recent geologic successes in Brazil, Gulf of Mexico, East and West Africa, as well as, other regions, along with improving access to new promising offshore areas and new, more efficient technologies.

Jack-up rigs

The world fleet of jack-up rigs as at March 18, 2014, totals 515. Of these rigs, 469 rigs are operational, 13 are warm-stacked and 33 are cold-stacked. In addition, there are 140 units under construction. The existing world fleet includes 64 units equipped and outfitted for operations in harsh environments of which 13 rigs are approved for operations in Norway. Out of the rigs currently under construction, 37 will have harsh environment capabilities but only 6 will be outfitted for operations in Norway. The average age of the existing fleet is currently 23 for the benign environment units and 14 for the harsh environment units. The overall utilization rate for jack-up rigs is 86% while the utilization rate for benign environment jack-up rigs built after 2005 is 85% and the utilization rate for the harsh environment rigs is 94%. Of the existing fleet, 196 rigs are capable of drilling in water depths higher than 350ft.

Dayrates for jack-up rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms. For harsh environment jack-ups operating in Norway, current daily are approximately $350,000 for newer rigs whereas dayrates for harsh environment jack-ups in the U.K. are approximately $250,000. For benign environment jack-up rigs, dayrates are approximately $180,000 for new premium rigs and approximately $100,000 for older jack-up rigs. Premium jack-up rigs are defined as jack-up rigs with water depth capacity greater than 350ft built after year 2000.

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

Tender rigs

As of March 18, 2014, there were 40 self-erecting tender rigs globally and 12 units under construction. Out of the 40 delivered rigs, 28 are barges and 12 are semi-submersibles (semi-tenders). There are eight barges and four semi-tenders under construction. The main markets for tender rigs are West Africa and Southeast Asia, employing 20% and 60% of tender rigs respectively. However, during 2011, one unit started operations in Trinidad and Tobago in the Americas. The overall utilization rate for the world tender rig fleet is 87%, 86% for the barges and 92% for the semi-tenders. The dayrate for tender rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms. In general, dayrates are up to approximately $155,000 for modern tender barges and up to $215,000 for modern semi-tenders.

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

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2013 our five largest customers were:

•	Petroleo Brasileiro S.A., or Petrobras, which accounted for approximately 16% of our revenues;

•	Total S.A. Group, or Total, which accounted for approximately 14% of our revenues;

•	Statoil ASA, or Statoil, which accounted for approximately 14% of our revenues;

•	Exxon Mobil Corp, or Exxon, which accounted for approximately 12% of our revenues; and

•	BP plc, which accounted for approximately 9% of our revenues;

Most of our drilling units are contracted to customers for periods between one and 7 years ahead, and our future contracted revenue, or backlog, at March 18, 2014 totaled approximately $13.7 billion, with $9.6 billion of this amount attributable to our semi-submersible rigs and drillships, excluding Seadrill Partners related backlog, which became a deconsolidated subsidiary as of January 2, 2014. We expect approximately $3.6 billion of our backlog to be realized in 2014. Backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

The following table shows the percentage of rig days committed by year as of March 18, 2014. The percentage of rig days committed is calculated as the ratio of total days committed under contracts to total available days in the period. Total available days for our units under construction are based on their expected delivery dates.

	Year ending December 31,
% of rig-days committed	2014	2015	2016
Jack-up rigs	84%	57%	33%
Floaters	97%	65%	43%
* Note that tender rigs have been excluded from the above table as our remaining tender rig fleet is owned and operated by Seadrill Partners which became a deconsolidated subsidiary effective as of January 2, 2014. See Note 37 to our Consolidated Financial Statements for further discussion.

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to small locally-owned companies.

The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect our customers’ drilling programs. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions. For example, contracts in shallow waters for jack-up rig activities are shorter term, so a deterioration or improvement in market conditions for such units tends to quickly impact revenues and cash flows from those operations. On the other hand, contracts in deepwater for semi-submersible rigs and drillships tend to be longer term, so a change in market conditions tends to have a delayed impact. Accordingly, short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

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

Furthermore, for some of our rigs we purchase insurance to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, our insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under our loss of hire policy, we will be responsible for the costs in such period. We do not have loss of hire insurance on our benign environment jack-up rigs and tender rigs with the exception of one semi-tender rig.

We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes Loss of Hire. The policy runs for the 2014 Windstorm season starting April 1, 2014 to March 31, 2015.

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See "Item 3. Key Information - D. Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.”

Flag State Requirements

All of our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. These include engineering, safety and other requirements related to the drilling industry and to maritime vessels in general. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums, and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. Our drilling units must generally undergo a class survey once every five years.

International Maritime Regimes

These requirements include, but are not limited to, MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See "Item 3. Key Information - D. Risk Factors - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Environmental Laws and Regulations

These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See "Item 3 Key Information - D. Risk Factors - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Safety Requirements

Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause us to incur cost and may result in additional downtime for our drilling units in the US Gulf of Mexico. See "Item 3 Key Information - D. Risk Factors - The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.”

Navigation and Operating Permit Requirements

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

Local Content Requirements

Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria, and local content requirements in relation to drilling unit construction contracts in which we are participating in Brazil. Although these requirements have not had material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

Other Laws and Regulations

In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment.

C.	ORGANIZATIONAL STRUCTURE

Please see "Item 4. Information on the Company - A. History and Development of the Company" for further information on the Seadrill Limited group of companies.

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or have contracted for delivery as of March 18, 2014, which excludes Seadrill Partners' drilling units, which became a deconsolidated subsidiary as of January 2, 2014:

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry

Jack-up rigs
West Epsilon **	1993	400	30,000	Norway	December 2016
West Courageous	2007	350	30,000	Malaysia, Mexico	May 2021
West Defender	2007	350	30,000	In transit, Mexico	April 2020
West Resolute	2007	350	30,000	Saudi Arabia, Kuwait	October 2015
West Prospero	2007	400	30,000	Vietnam	March 2014
West Intrepid	2008	350	30,000	In transit, Mexico	October 2020
West Vigilant	2008	350	30,000	Malaysia	November 2014
West Ariel	2008	400	30,000	Vietnam	March 2014
West Triton	2008	375	30,000	Saudi Arabia, Kuwait	August 2015
West Freedom	2009	350	30,000	Trinidad & Tobago, Venezuela	December 2016
West Cressida	2009	375	30,000	Thailand	August 2014
West Mischief	2010	350	30,000	Republic of Congo	December 2014
West Callisto	2010	400	30,000	Saudi Arabia	November 2015
West Leda	2010	375	30,000	Malaysia	March 2015
West Elara **	2011	450	40,000	Norway	March 2017
West Castor	2013	400	30,000	Brunei	May 2016
West Telesto	2013	400	30,000	Vietnam	September 2014
West Oberon	2013	400	30,000	In transit, Mexico	March 2020
West Tucana	2013	400	30,000	Vietnam	October 2014

West Linus (NB)* **	2014	450	40,000	Jurong Shipyard (Singapore), Norway	May 2019
AOD-1***	2013	400	30,000	Saudi Arabia	May 2016
AOD-2***	2013	400	30,000	Saudi Arabia	June 2016
AOD-3***	2013	400	30,000	Saudi Arabia	October 2016
West Titan (NB)*	2015	350	40,000	Dalian Shipyard (China)
West Proteus (NB)*	2015	350	40,000	Dalian Shipyard (China)
West Rhea (NB)*	2015	350	40,000	Dalian Shipyard (China)
West Tethys (NB)*	2015	350	40,000	Dalian Shipyard (China)
West Titania (NB)*	2014	400	35,000	Dalian Shipyard (China)
West Hyperion (NB)*	2015	400	30,000	Dalian Shipyard (China)
West Umbriel (NB)*	2016	400	30,000	Dalian Shipyard (China)
West Dione (NB)*	2016	400	30,000	Dalian Shipyard (China)
West Mimas (NB)*	2016	400	30,000	Dalian Shipyard (China)

Semi-submersible rigs
West Alpha **	1986	2,000	23,000	Norway, Russia	July 2016
West Venture **	2000	2,600	30,000	Norway	July 2015
West Phoenix **	2008	10,000	30,000	UK	June 2015
West Hercules	2008	10,000	35,000	Norway	January 2017
West Taurus	2008	10,000	35,000	Brazil	February 2015
West Eminence	2009	10,000	30,000	Brazil	July 2015
West Orion	2010	10,000	35,000	Brazil	July 2016
West Pegasus	2011	10,000	35,000	Mexico	August 2016
West Eclipse	2011	10,000	40,000	Angola	January 2015
West Mira (NB)*	2015	10,000	40,000	Hyundai Shipyard (South Korea)	June 2020
West Rigel (NB)**	2015	10,000	40,000	Jurong Shipyard (Singapore)
Sevan Driller ****	2009	10,000	40,000	Brazil	May 2016
Sevan Brasil ****	2012	10,000	40,000	Brazil	July 2018
Sevan Louisiana (NB)****	2013	10,000	40,000	In transit, USA	January 2017
Sevan Developer (NB) ****	2014	10,000	40,000	COSCO Shipyard (China)

Drillships
West Navigator **	2000	7,500	35,000	Norway	December 2014
West Polaris	2008	10,000	35,000	Angola	March 2018
West Gemini	2010	10,000	35,000	Angola	October 2017
West Vela	2013	12,000	40,000	USA	November 2020
West Tellus	2013	12,000	40,000	Liberia	July 2014
West Neptune (NB)*	2014	12,000	40,000	Samsung Heavy Industries (South Korea), USA	October 2017
West Jupiter (NB)*	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Saturn (NB)*	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Carina (NB)*	2014	12,000	40,000	Samsung Heavy Industries (South Korea)
West Aquila (NB)*	2015	12,000	40,000	DSME Shipyard (South Korea)
West Libra (NB)*	2015	12,000	40,000	DSME Shipyard (South Korea)
West Draco (NB)*	2015	12,000	40,000	Samsung Heavy Industries (South Korea)
West Dorado (NB)*	2015	12,000	40,000	Samsung Heavy Industries (South Korea)
* Newbuild under construction or in mobilization to its first drilling assignment.

** Owned by our subsidiary NADL in which we own 70.4 percent of the outstanding shares.
*** Owned by AOD in which we own 66.2 percent of the outstanding shares.
**** Owned by Sevan in which we control 50.1 percent of the outstanding shares.

In addition to the drilling units listed above, as of December 31, 2013, we have buildings, plant and equipment with a net book value of $49.0 million , including office equipment. Our offices in Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Aberdeen and London in the United Kingdom are leased and aggregate office operating costs were $21.0 million in 2013.

We do not have any material intellectual property rights.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following should be read in conjunction with "Item 3. Key Information – A. Selected Financial Data", "Item 4. Information on the Company" and our Consolidated Financial Statements and Notes thereto included herein.

Fleet Development

The following table summarizes the development of our active fleet of drilling units for the periods presented, based on the dates when the units began operations:

		Floaters
Unit type	Jack-up rigs	Drillships	Semi- submersible rigs	Tender rigs	Total units

At December 31, 2010	15	4	9	11	39
additions	1	0	1	1	3
(disposals)	(1)	0	0	(1)	(2)
At December 31, 2011	15	4	10	11	40
additions	1	0	2	0	3
(disposals)	0	0	0	0	0
At December 31, 2012	16	4	12	11	43
additions	5	3	3	2	13
(disposals)	(1)	0	0	(10)	(11)
At December 31, 2013	20	7	15	3	45

Factors Affecting our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position include:

•	the number and timing of availability of our drilling units;

•	the dayrates obtainable of our drilling units;

•	the daily operating expenses of our drilling units;

•	utilization rates for our drilling units;

•	administrative expenses we incur;

•	gains on disposals of assets;

•	interest and other financial items;

•	acquisitions and divestitures of businesses and assets;

•	tax expenses;

•	deconsolidation of subsidiaries.

Deconsolidation of Seadrill Partners
Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. From the first AGM the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retains the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners As of this date Seadrill Partners has been considered an affiliated entity and not a controlled subsidiary of the Company. Seadrill Partners will therefore be deconsolidated by the Company on January 2, 2014. The deconsolidation of Seadrill Partners will affect our future reported results of operations and cash flows, such that our results after that date may not be comparable to our historical results, see Note 37 to the consolidated financial statements included herein for further information regarding the deconsolidation of Seadrill Partners.

Revenues

In general, each of our drilling units is contracted for a period of time to provide offshore drilling services at an agreed dayrate. A unit will be stacked if it has no contract in place. Dayrates can vary from approximately $115,000 per day to more than $650,000 per day, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption. Furthermore, our dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the client and other operating factors.

The terms and conditions of the contracts allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In many of our contracts we are entitled to cost escalation to compensate for some of our cost increases as reflected in publicly available cost indices.

In addition to contracted dayrates, customers may pay mobilization and demobilization fees for units before and after their drilling assignments, and may also reimburse us for costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual dayrate.

The following table summarizes our average dayrates and economic utilization percentage by rig type for the periods under review:

	Year ended December 31,
	2013		2012		2011
	Average dayrates$	Economic utilization %	Average dayrates $	Economic utilization %	Average dayrates $	Economic utilization %
Jack-up rigs	168,000	98	153,000	86	136,000	90
Floaters	497,000	94	489,000	90	513,000	95
Tender rigs	152,000	99	115,000	98	139,000	92

Note: Average dayrates are the weighted average dayrates for each type of unit, based on the actual days available for each unit of that type. Economic utilization is calculated as the total days worked divided by the total days in the period.

Operating Expenses

Our operating expenses consist primarily of vessel and rig operating expenses, reimbursable expenses, depreciation and amortization and general and administrative expenses.

•
Vessel and rig operating expenses are related to the drilling units we have in operation and include the remuneration of offshore crews, onshore rig supervision staff, expenses for repairs and maintenance, as well as other expenses specifically related to the drilling units.

•	Reimbursable expenses are incurred at the request of customers, and include supplies, personnel and other services.

•	Depreciation and amortization expenses are based on the historical cost of our drilling units and other equipment.

•
General and administrative expenses include the costs of our regional offices in various locations, as well as the remuneration and other compensation of the directors and employees engaged in the management and administration of the Company.

Financial items and other income/expense

Our financial items and other income/expense consist primarily of interest income, interest expense, share in results from associated companies, gain/loss on derivative financial instruments, foreign exchange gain/loss and other non operating income or expenses. See further discussion below in relation to these items:

•
The amount of interest expense recognized depends on the overall level of debt we have incurred and prevailing interest rates for our agreements. However, overall interest expense may be reduced as a consequence of capitalization of interest expense relating to drilling units under construction.

•	Share in results from associated companies recognized relate to our share of earnings or losses in our investments accounted for as equity method investments.

•
Gains/losses recognized on derivative financial instruments reflect various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements and other derivative financial instruments.

•	Foreign exchange gains/losses recognized generally relate to transactions and revaluation of balances carried in currencies other than the US dollar.

•	Other non operating income or expense relate to items which generally do not fall within the any other categories listed above

Income taxes

Income tax expense reflects current tax payable and deferred taxes related to our drilling unit owning and operating activities and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of tax is based on net income or deemed income, the latter generally being a function of gross turnover.

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

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset. We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling units reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling units and results of operations.

The useful lives of drilling units and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment is made to the market value or to the discounted future net cash flows. In general, impairment analysis are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

Goodwill

We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually. We perform a goodwill impairment test as of December 31 for each reporting segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that our reporting units are the same as our operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test. When assessing the qualitative factors to make this determination we consider amongst other things, the overall macroeconomic environment, drilling industry and market trends, trends in contracting costs and day rates, developments in interest rates, market values of drilling units, expectations of the future price of oil and our market capitalization. Based on a qualitative assessment performed as of December 31, 2013, our annual goodwill impairment test, we concluded that it was more-likely-than-not that the fair value of our reporting units exceeded their carrying amount and there was no impairment of goodwill.

If we dispose of assets that constitute a business, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill that is allocated to the business is based on the relative fair values of that business and the portion of the reporting unit that will be retained. On April 30, 2013, we sold all of our tender rigs at the time, other than the rigs owned by or agreed to be owned by Seadrill Partners, to SapuraKencana and as a result we allocated $120 million of goodwill from the tender rig reporting unit in determining the gain on sale of the tender rig business.

Income Taxes

Seadrill Ltd is a Bermuda company. Currently we are not required to pay income taxes in Bermuda on ordinary income or capital gains as we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

Impairment of equity method investees

We assess our equity method investees for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period which may have a significant adverse effect on the carrying value of the investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until the equity method investee is sold. The evaluation of whether a decline in fair value is other-than-temporary requires a high degree of judgment and the use of different assumptions could materially affect our earnings.

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

Recent accounting pronouncements

Recently Issued Accounting Standards effective 2014

Effective January 1, 2014, we adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount we expect to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. We do not expect the adoption to have a material effect on our consolidated financial statements.

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

Fiscal Year Ended December 31, 2013, compared to Fiscal Year Ended December 31, 2012.

The following table sets forth our operating results for 2013 and 2012.

	Year ended December 31, 2013				Year ended December 31, 2012
In US$ millions	Floaters	Jack- up rigs	Tender Rigs	Total	Floaters	Jack- up rigs	Tender Rigs	Total
Total operating revenues	3,698	1,175	409	5,282	2,859	861	758	4,478
Gain on sale of assets	—	61	—	61		—		—
Total operating expenses	(2,226)	(786)	(233)	(3,245)	(1,609)	(637)	(441)	(2,687)
Net operating income	1,472	450	176	2,098	1,250	224	317	1,791
Interest expense				(445)				(340)
Other financial items				1,287				(14)
Income before taxes				2,940				1,437
Income taxes				(154)				(232)
Net income				2,786				1,205

Total operating revenues

In US $millions	2013	2012	Change
Floaters	3,698	2,859	29%
Jack-up rigs	1,175	861	36%
Tender Rigs	409	758	(46)%
Total operating revenues	5,282	4,478	18%

Total operating revenues were $5.3 billion for 2013, compared to $4.5 billion in 2012, an increase of $0.8 billion or 18%. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenues. There was an increase in the floater and jack-up segments due to an increase of rigs in operation, improved utilization across the floaters and jack-up segments as well as an increase in average dayrates. This was offset primarily by the sale of the tender rig business at the end of April 2013, where the tender rigs sold contributed to revenues for the first four months of 2013 compared to a full year of revenues in 2012.

Total operating revenues in the floaters segment were $3.7 billion in 2013 compared to $2.9 billion in 2012, an increase of $0.8 billion or 29%. The increase was mainly due to the increase in the number of drilling units in the floaters segment to 22 as of December 31, 2013 from 16 at December 31, 2012 due to the addition of the acquired rigs: West Eclipse, Sevan Driller and Sevan Brasil and related amortization of acquired unfavorable contracts associated with these rigs, and the addition of the newbuild rigs West Tellus, West Auriga and West Vela in the second half of 2013. Also a full year operations of the West Leo and West Capricorn contributed to the increase compared to the prior year whereas these rigs entered into service towards the end of the first half of 2012.

Total operating revenues in the jack-up rigs segment were $1.2 billion in 2013 compared to $0.9 billion in 2012, an increase of $0.3 billion or 36%. The increase was mainly due to the increased number of drilling units in the jack-up segment to 20 at December 31, 2013 from 16 at December 31, 2012 due to the addition of the acquired rigs AOD 1, AOD 2, AOD 3, and the newbuild West Tucana, and full year operations of the West Defender and West Resolute.

Total operating revenues in the tender rig segment were $409 million in 2013 compared to $758 million in 2012, a decrease of $349 million or 46%. The decrease was mainly due to the sale of the tender rig business to SapuraKencana, which closed on April 30, 2013 and therefore the rigs sold only contributed four months of revenue in 2013 compared to a full year of operations in 2012. This decrease was partly offset by the addition of our newbuilds T-15 and T-16 which commenced operations during the second half of 2013 and revenues earned from management and administrative agreements with SapuraKencana for certain rigs and transition services related to the sale of the tender rig business.

Gain on sale of assets

In 2013 we recorded a gain of $61 million on the sale of the jack-up rig West Janus. We did not record any gain on sale of assets in 2012.

Total operating expenses

In US$ millions	2013	2012	Change
Floaters	2,226	1,609	38%
Jack-up rigs	786	637	23%
Tender rigs	233	441	(47)%
Total operating expenses	3,245	2,687	21%

Total operating expenses were $3.2 billion in 2013 compared to $2.7 billion in 2012, an increase of $0.6 billion, or 21% . Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. Total general and administrative expenses were $300 million in 2013 compared to $250 million in 2012, an increase of $50 million or 20%. The increase was mainly due to additional costs incurred related to the transition of our corporate management services function to the United Kingdom from Norway, increased management support across our business to support our growth and strategic initiatives and the addition of Sevan Drilling from July 2013. Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the floaters operating segment were $2.2 billion in 2013 compared to $1.6 billion in 2012, an increase of $0.6 billion or 38%. This is mainly related to the increase in the number of rigs in operation including the acquired rigs: West Eclipse, Sevan Driller and Sevan Brasil; the addition of our newbuild rigs: West Auriga, West Vela and West Tellus; and the West Leo and West Capricorn which had a full year of operations in 2013 compared to partial operations in 2012,

Total operating expenses for the jack-up rigs operating segment were $786 million in 2013 compared to $637 million in 2012, an increase of $149 million or 23%. This is mainly related to the increase in the number of rigs in operation including the acquired rigs: AOD 1, AOD 2 , AOD 3; the addition of our newbuild rig West Tucana; and full year operations of the West Defender and West Resolute.

Total operating expenses for the tender rig segment were $233 million in 2013 compared to $441 million in 2012, a decrease of $208 million or 47%. The decrease in expense was mainly due to the sale of the tender rig business in which 2013 only included four months of operating expenses compared to a full year in 2012. The decrease was partly offset by the addition of the newbuilds T-15 and T-16 into operations during the second half of 2013 as well as expenses incurred associated with our management and administration agreement with SapuraKencana.

Interest expense

Interest expense was $445 million in 2013 compared to $340 million in 2012 an increase of $105 million or 31%. The increase was mainly due to an increase in long term borrowing during the period related to additional credit facilities entered into in conjunction with the delivery of our newbuilds, additional debt from consolidations and acquisitions, bond issuances and other financing arrangements including related party borrowings.

Other financial items

Other financial items reported in the income statement include the following items:

In US$ millions	2013	2012
Interest income	24	25
Share in results of associated companies	(223)	(220)
Gain on derivative financial instruments	133	3
Foreign exchange gain/(loss)	52	(70)
Gain on realization of marketable securities	—	85
Gain on re-measurement of previously held equity interest	18	169
Other financial items	(5)	(6)
Gain on bargain purchase	32	—
Gain on sale of tender rig business	1,256	—
Total other financial items	1,287	(14)

Interest income was consistent from the prior year and was $24.0 million in 2013 compared to $25.0 million in 2012. Interest income is primarily comprised of interest earned on restricted cash balances, interest earned and accreted on deferred consideration from SapuraKencana related to the sale of the tender rig business.

Share in results from associated companies was a loss of $223 million in 2013 compared to a loss of $220 million in 2012. The loss in 2013 was mainly comprised of our share of net losses in Archer during the year. The loss in 2012 is mainly comprised of an impairment charge recognized on our investment in Archer in addition to recording our share in their results.

Gains from derivative financial instruments were of $133 million in 2013 compared to a gain of $3 million in 2012. Gains in 2013 were mainly related to a gain of $143 million on our interest rate swap agreements due to the favorable movement in swap interest rates during the year; gains on our TRS agreements of $19 million; and gains on other derivatives of $30 million, which was partially offset by losses on our cross currency interest rate and foreign exchange swap agreements of $59 million.

Foreign exchange gains amounted to $52 million in 2013 compared to a loss $70 million in 2012, This was mainly due to the revaluation of our NOK denominated bonds to the US dollar and is favorable due to the weakening of NOK compared to the U.S. Dollar.

Included in the results for 2013 is a gain on re-measurement of the equity interest held in AOD and Sevan. The re-measurement of these investments was due to obtaining a controlling financial interest during the period and subsequently consolidating these companies results through a step acquisition. In 2012, we recognized a gain of $169 million based on a decline in our equity interest in SapuraCrest being re-classified as marketable securities as a consequence of the merger between SapuraCrest and Kencana Petroleum. See Notes 12 and 14 in the Consolidated Financial Statements for further discussion.

Included in the results for 2012 is a gain of sale of shares in SapuraKencana of $85 million. During 2013 we had no such gain.

Included in the results for 2013 is a bargain purchase gain of $32 million related to our acquisitions of AOD and Sevan. See Note 12 to the consolidated financial statements included herein.

Included in the results for 2013 is a gain of $1,256 million on sale of the tender rig business to SapuraKencana. The sale closed on April 30, 2013. See Note 11 of Consolidated Financial Statements for further discussion.

Income taxes

Income tax expense was $154 million for the year ended December 31, 2013 compared to $232 million in the year ended December 31, 2012. The decrease was mainly due to the absence of additional expense recognized in 2012 associated with uncertain tax positions. This decrease was offset by an increase in operating income as a result of increased revenues. Our effective tax rate was approximately 5% in 2013 as compared to 16% in 2012. The decrease in the effective tax rate is principally due to the non-taxable gain on sale of tender rig business.

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

Fiscal Year Ended December 31, 2012, compared to Fiscal Year Ended December 31, 2011.

The following table sets forth our operating results for 2012 and 2011.

	Year ended December 31, 2012				Year ended December 31, 2011
In US$ millions	Floaters	Jack-up rigs	Tender Rigs	Total	Floaters	Jack-up rigs	Tender Rigs	Well Services	Total
Total operating revenues	2,859	861	758	4,478	2,694	776	589	133	4,192
Gain on sale of assets		—		—		22			22
Total operating expenses	(1,609)	(637)	(441)	(2,687)	(1,366)	(578)	(368)	(128)	(2,440)
Net Operating income	1,250	224	317	1,791	1,328	220	221	5	1,774
Interest expense				(340)					(295)
Other financial items				(14)					192
Income before taxes				1,437					1,671
Income taxes				(232)					(189)
Net income				1,205					1,482

Total operating revenues

In US $millions	2012	2011	Change
Floaters	2,859	2,694	6%
Jack-up rigs	861	776	11%
Tender Rigs	758	589	29%
Well services	—	133	(100)%
Total operating revenues	4,478	4,192	7%

Total operating revenues were $4.5 billion in 2012 compared $4.2 billion in 2011, an increase of $0.3 billion or 7%. Total operating revenues are predominantly contract revenues with additional, relatively small amounts of reimbursable and other revenues. There was an increase in all segments due to more rigs in operation compared to 2011. This is offset by the deconsolidation of Archer and the well services segment in February 2011.

Total operating revenues in the floaters segment were $2.9 billion in 2012 compared to $2.7 billion in 2011, an increase of $0.2 billion, or 6%. The number of drilling units in the floaters segment increased from 14 at December 31, 2011 to 16 at December 31, 2012. There was no significant change in the general level of dayrates during this period.

Total operating revenues in the jack-up rigs segment were $861 million in 2012 compared to $776 million in 2011, an increase of$85 million or 11%. This is primarily related to West Elara commencing operations in the first quarter of 2012.

Total operating revenues in the tender rig segment were $758 million in 2012 compared to $589 million 2011 an increase of $169 million or 29%. The increase was mainly related to West Vencedor, T-12 and West Jaya contributing revenues for the full year in 2012, as opposed to a partial contribution in 2011, and also higher dayrates achieved on some of the other units.

Total operating revenues in the well services segment were nil in 2012 compared to $133 million in 2011. This was due to the deconsolidation of Archer from our consolidated financial statements in February 2011.

Gain on sale of assets

In 2012 we did not record any gains on sale of assets. We recorded a gain of $22 million on the disposal of the jack-up rig West Juno in 2011.

Total operating expenses

In US$ millions	2012	2011	Change
Floaters	1,609	1,366	18%
Jack-up rigs	637	578	10%
Tender rigs	441	368	20%
Well services	—	128	(100)%
Total operating expenses	2,687	2,440	10%

Total operating expenses were $2.7 billion in 2012 compared to $2.4 billion in 2011, an increase of $0.2 billion or 10%. Total operating expenses consist of rig operating expenses, depreciation, reimbursable expenses and general and administrative expenses. Total general and administrative expenses was $250 million in 2012 compared to $202 million in 2011, an increase of $48 million or 24% . Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the floaters segment were $1.6 billion in 2012 compared to $1.4 billion 2011, an increase of 18%. This is mainly related to the increase in the number of rigs in operation and downtime on a number of rigs due to technical issues and several rig transfers.

Total operating expenses for the jack-up rigs segment were $637 million compared to $578 million in 2011, an increase of $59 million or 10% . This is mainly related to the increase in the number of rigs in operation. The 2011 operating expenses also included termination fees of $16 million relating to a third party management agreement for two jack-up rigs in the Middle East. There were no corresponding termination fees paid in 2012.

Total operating expenses in the tender rig segment increased were $441 million in 2012 compared to $368 million in 2011 an increase of $73 million or 20% . The increased costs were mainly a result of more rigs in operation

Total operating expenses in the well services segment were nil in 2012 compared to $128 million in 2011. This is due to the deconsolidation of Archer from our consolidated financial statements in February 2011.

Interest expense

Interest expense increased to $340 million in 2012 compared to $295 million in 2011.The increase was mainly due to an increase in long term borrowing during the period.

Other financial items

Other financial items reported in the income statement include the following items:

In US$ millions	2012	2011
Interest income	25	21
Share in results of associated companies	(220)	(420)
Impairment loss on marketable securities	—	(10)
Gain on derivative financial instruments	3	(346)
Foreign exchange gain/(loss)	(70)	(18)
Gain on realization of marketable securities	85	416
Gain on re-measurement of previously held equity interest	169	—
Other financial items	(6)	9
Gain on loss of control in subsidiary	—	540
Total other financial items	(14)	192

Interest income increased to $25 million in 2012 compared to $21 million in 2011. The increase was mainly related to higher holdings of interest bearing assets in 2012.

Share in results from associated companies increased from a loss of $420 million in 2011 to a loss of $220 million in 2012. This is primarily as a result of us recording an impairment charge on our investment in Archer of $221 million during 2012 compared to an impairment charge on our investment in Archer of $463 million recognized in 2011.

In 2012, we recognized gains from derivative financial instruments of $3 million compared to a loss of $346 million in 2011. The movement from 2011 to 2012 is mainly related to decreased losses on interest rate swap agreements and also a recognized gain on sale of our Ensco position of $63 million in 2012.

Foreign exchange loss amounted to $70 million and $18 million for the years ended December 31, 2012 and 2011, respectively.
Included in the results for 2012 is a gain on decline in ownership interest of $169 million which was recorded as a consequence of the merger of SapuraCrest and Kencana Petroleum in 2012. We also recorded a gain on realization of marketable securities of $85 million related to the sale of our SapuraKencana shares in 2012.

Included in the results for 2011 is a gain on realization of our holdings in Pride (which merged with and into Ensco with Ensco as the surviving corporation) recognized in the second quarter of 2011, which amounted to $416 million.

In 2011 we recognized a gain of $540 million related to the deconsolidated Archer and the well services segment in February 2011. We had no such gain in 2012. See Note 11 to the consolidated financial statements included herein.

Income taxes

Income tax expense was $232 million for the year ended December 31, 2012 compared to expense of $189 million in the year ended December 31, 2011. The tax expense in 2012 includes a $91 million provision for uncertain tax positions. Our effective tax rate was approximately 16% in 2012 as compared to 11% in 2011. The increase in the effective tax rate is principally due to the increased provision for uncertain tax positions related to prior periods.

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

We operate in a capital intensive industry. Our investment in newbuildings, secondhand drilling units and our acquisition of other companies have been financed through a combination of equity issuances, bond and convertible bond offerings, and borrowings from commercial banks and export credit agencies. Our liquidity requirements relate to servicing our debt, funding investment in drilling units, funding working capital requirements, funding dividend payments and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis.

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner and Brazilian Real.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements. Sources of liquidity include existing cash balances, restricted cash balances for certain debt, short-term investments, amounts available under revolving credit facilities and contract and other revenues. We believe that contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long-term liquidity requirements include funding the equity portion of investments in new drilling units, and repayment of long-term debt balances including those relating to our borrowings and our consolidated subsidiaries discussed below.

At December 31, 2013, the Company had contractual commitments under twenty-four newbuilding contracts totaling $7.7 billion (2012: $5.6 billion). The contract commitments are mainly yard installments and are for the construction of four semi-submersible rigs, twelve jack-up rigs and eight drillships.

The maturity schedule for the contractual commitments as of December 31, 2013 is as follows:

(In US$ millions)	2014	2015	2016	2017	2018	2019 and thereafter	Total
Newbuildings	3,299	3,752	632	—	—	—	7,683

As of December 31, 2013, we had cash and cash equivalents totaling $912 million, as compared to $502 million for the same period in 2012, including $168 million of short term restricted cash, as compared to $184 million for the same period in 2012. In the year ended December 31, 2013, we generated cash from operations of $1.7 billion, used $3.0 billion in investing activities, and cash inflows from financing activities were $1.7 billion; as compared to $1.6 billion, $1.4 billion, and $0.4 billion outflows, respectively, in the same period in 2012.

For the year ended December 31, 2013 we paid cash dividends of $3.72 per common share, or a total of $1.4 billion, while for the same period in 2012 we paid $2.0 billion in total cash dividends. The decrease in the amounts paid in 2013 compared to 2012 is a result of the dividend for the fourth quarter 2012 of $0.85 being accelerated and paid together with the third quarter 2012 dividend.

Borrowings under our current credit facilities and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments for all of our newbuilding drilling units, which currently totals $7.1 billion as at March 18, 2014 (including $0.1 billion paid in yard installments since December 31, 2013).  As of March 18, 2014 we have aggregate firm commitments of $350 million from banks and export credit agencies for our newbuildings that have scheduled deliveries in 2014.  In addition, issuances of unsecured bonds by Seadrill, unsecured bonds by NADL, the formation, subsequent listing by NADL, and equity raising in Seadrill Partners, has created short and long term flexibility for us. We have raised $3.5 billion subsequent to December 31, 2013 of which $475.0 million has already been committed to our newbuildings. For our other deliveries scheduled to take place in 2014, 2015, and 2016, we are exploring a number of financing opportunities which include both debt and equity financing sources for the remaining amounts not yet financed. We are focused on securing financing for the deliveries in 2014 and believe that we will be able to secure the amounts required at affordable terms and rates due to our past experience and successes as well as current discussions with various potential counterparties in raising such funds.

We believe the cash that we generate from our operations supported by existing and future debt capacity, provided by our contract backlog, current and future asset base, is expected to be sufficient to meet our existing commitments to fund new buildings including meeting our working capital needs, as well as permit us to pay dividends to our stockholders and service our debt obligations in accordance with the existing maturity profile. If we enter into significant further investments and/or newbuilding commitments we expect that we will require additional issuances of equity and/or new debt to meet our capital requirements. See "Item 8. Financial Information – Dividend Policy." A deterioration in our operating performance, inability to obtain cost efficiencies, lack of success in adding new contracts to our backlog, failure to complete our remaining newbuilding program on time and within budget, finance our commitments as well as numerous other factors detailed above in "Risk Factors" could limit our ability to further the growth of our business, to meet working capital requirements, and to pay dividends.

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

Borrowings

As of December 31, 2013, we had total outstanding borrowings under our credit facilities of $13.5 billion at an average annual interest rate of approximately 3.62%. In addition, we had interest bearing debt of $1,470 million under loan agreements with related parties.

Set forth below is a summary of our outstanding indebtedness as of December 31, 2013.

(In US$ millions, unless otherwise indicated)	December 31, 2013
Credit facilities:
$800 facility	—
$170 facility	—
$100 facility	—
$1,500 facility	706
$1,200 facility	733
$700 facility	490
$1,121 facility	72
$2,000 facility (North Atlantic Drilling)	1,503
$400 facility	320
$550 facility	440
$900 facility	—
$440 facility	293
$450 facility	450
$1,450 facility	1,390
$360 facility (Asia Offshore Drilling)	345
$300 facility	234

$1,750 facility (Sevan Drilling)	1,400
$150 facility	150
$450 facility	450
Total credit facilities	8,976

Ship Finance International Loans
$700 facility	—
$1,400 facility	—
$420 facility	387
$390 facility	383
$375 facility	362
$475 facility	—
Total Ship Finance International Loans	1,132

Unsecured bonds
NOK1,250 million bond	204
NOK1,800 million bond	294
$350 bond	342
$1 billion bond	1,000
$500 bond	500
NOK1,500 million bond (NADL)	244
Unsecured bonds	2,584

Convertible bonds
$650 convertible bond	577
Convertible bonds	577
Total unsecured bonds and convertible bonds	3,161

CIRR Loans
NOK850 million Eksportfinans	49
NOK904 million Eksportfinans	52
NOK1,011 million Eksportfinans	96
Other credit facilities with corresponding restricted cash deposits	197

Total debt	13,466

Credit facilities

$800 million term loan and revolving credit facility
In August 2005, the Company entered into a $300 million term loan and revolving credit facility with a syndicate of banks to partly fund the acquisition of two semi-submersible rigs, West Eminence and West Phoenix, which have been pledged as security. The facility was amended and increased in 2006 to $800 million. The facility was amended again in 2011 due to West Phoenix being moved to NADL. The net book value at December 31, 2013 of the West Eminence is $607 million. The facility consists of two tranches, and bears interest at LIBOR plus 1.70% and 3.5% per annum. As of December 31, 2013, the outstanding balance was nil, as compared to $227 million in 2012. The final repayment of $183 million was paid in December 2013 and the West Eminence was refinanced with a new $450 million facility, see further discussion below.

$170 million loan facility
In February 2007, the Company entered into a sale and leaseback agreement for the jack-up rig West Prospero with Rig Finance II Ltd, at that time a subsidiary of Ship Finance International Limited. In February 2007 Rig Finance II Ltd entered into a $170 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Prospero, which has been pledged as security. In June 2011, the Company acquired all the shares of Rig Finance II Limited. The facility bore interest at LIBOR plus 0.90% to 1.20% per annum depending on the ratio of market value to loan, and was repayable over a term of six years. On June 27, 2013, we repaid in full the amount outstanding relating to the this facility.

$100 million revolving credit facility
In April 2008, the Company entered into a $100 million revolving credit facility with two banks to partly fund the acquisition of the tender rig T-11, which was pledged as security. The facility had an interest at a fixed rate of 3.03% per annum and was repayable over a term of six years. On April 30, 2013, this facility was repaid in full as part of the disposal of our tender rigs to SapuraKencana.

$1,500 million senior secured credit facility
In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agencies, to partly fund the acquisition of the West Capella, West Sirius, West Ariel and West Aquarius, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,721 million. The facility bears interest at LIBOR plus 3.31% per annum and is repayable over a term of five years. The outstanding balance at December 31, 2013 was $706 million, as compared to $882 million in 2012. At maturity a balloon payment of $662 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

On February 21, 2014, Seadrill Partners, our subsidiary, entered into a term loan B agreement for $1.8 billion due in February 2021 in which the proceeds have been used to repay this facility in full. As a result a portion of this facility due has been reclassified to long-term debt as at December 31, 2013. See Note 37 to our consolidated financial statements.

$1,200 million senior secured term loan
In June 2010, the Company entered into a $1,200 million senior secured facility with a group of commercial lending institutions and export credit agencies. The ultra-deepwater semi-submersible drilling rig West Orion, the ultra-deepwater drillship West Gemini and the tender rig West Vencedor have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,426 million. The facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2013, was $733 million, as compared to $867 million in 2012. At maturity a balloon payment of $567 million is due. We do not have any undrawn capacity on this facility at year end.

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,085 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2013, the outstanding balance was $490 million, as compared to $560 million in 2012. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility as of December 31, 2013.

$1,121 million senior secured credit facility
In January 2011, the Company entered into a $1,121 million senior secured credit facility with a bank to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which both have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,205 million. The facility bears interest at LIBOR plus a margin between 2.25% and 3.00% per annum, and is repayable over a term of seven years. The facility was fully drawn as of December 31, 2013 with a balance of $912 million, as compared to $1,019 million in 2012. At maturity a balloon payment of $498 million is due.
On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, or Metrogas, a related party, as new lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the portion of the facility related to Metrogas of $840 million has accordingly been reclassified as debt due to related parties on the consolidated balance sheet, leaving the remaining $72 million in long-term debt. See Note 31 to our consolidated financial statements.
On February 21, 2014, subsequent to the year end, Seadrill Partners, our subsidiary, entered into a term loan B agreement for $1.8 billion due in February 2021 in which part of the proceeds have been used to repay the West Leo portion of this facility, which totaled $472.6million as at December 31, 2013, of which the related party portion of this due to Metrogas was $436 million. See Note 37 to our consolidated financial statements.

$2,000 million senior secured credit facility
In April 2011, our subsidiary North Atlantic Drilling Ltd entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $2,377 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2013, the outstanding balance was $1,503 million, as compared to $1,750 million in 2012. At maturity a balloon payment of $920 million is due. We had $80 million undrawn under this facility as of December 31, 2013.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $708 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2013, the outstanding balance was $320 million, as compared to $360 million in 2012. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$550 million senior secured term loan and revolving credit facility
In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which has been pledged as security. The net book value at December 31, 2013 of the unit pledged as security is $785 million. The facility has a five year term and bears interest at LIBOR plus 1.5% to 2.25% per annum. As of December 31, 2013, the outstanding balance was $440 million, as compared to $495 million in 2012. At maturity a balloon payment of $275 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$900 million senior secured term loan
In July 2012, the Company refinanced its $585 million loan and entered into new $900 million senior secured credit facility with a group of commercial lending institutions, comprised of a term loan in the amount of $375 million, a term loan in the amount of $150 million, and a revolving facility in the amount of $375 million. This facility had a five year term, and was repayable in quarterly installments of $18.8 million for the first three installments, followed by quarterly installments of $22.5 million thereafter, with a balloon payment of $484 million due at maturity. The facility bears interest at LIBOR plus a margin. The tender rigs West Alliance, West Berani, West Menang, West Pelaut, West Setia, West Jaya, West Esperanza and T-12 were pledged as security. On April 30, 2013, the $900 million facility was repaid in full as part of the sale of our tender rigs to SapuraKencana.

$440 million secured credit facility
In December 2012, the Company entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs under construction. As of December 31, 2013 we have drawn $320 million on the facility and the T-15, T-16, and West Telesto have been pledged as security, while the tranche for West Oberon was cancelled due to other funding opportunities for this rig which is explained later below. The net book values at December 31, 2013 of the units pledged as security is $488 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2013 was $293 million, as compared with $101 million in 2012. At maturity a balloon payment of $166 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$450 million senior secured credit facility
On December 21, 2012, we entered into and drew down on a new $450 million senior secured credit facility, which was entered into with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig has been pledged as security and has a net book value of $678 million as at December 31, 2013. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3%. On December 20, 2013, we refinanced this facility for an additional one year, with an amended interest rate of LIBOR plus 2%. As of December 31, 2013, the outstanding balance was $450 million as compared to nil in 2012. We do not have any undrawn capacity on this facility as of December 31, 2013.

$1,450 million senior secured credit facility
On March 20, 2013, we entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. On May 1, 2013 we drew down the first tranche of the $1,450 million facility, relating to the West Auriga, and on June 28, 2013 we drew down the second tranche relating to the West Vela. On October 18, 2013 we drew down the final tranche relating to the West Tellus. The facility has a final maturity in 2025, with the commercial tranche due for renewal in 2018, and bears an interest of LIBOR plus a margin in the range of 1.2% to 3%. The West Auriga, West Vela, and West Tellus have been pledged as security. The net book values of the West Auriga, West Vela, and West Tellus are $742 million, $703 million and $616 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$360 million senior secured credit facility
On April 10, 2013, our subsidiary Asia Offshore Drilling Ltd entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD I, AOD II and AOD III, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. The first drawdown of $205 million was made on April 15, 2013, relating to AOD I and AOD II. On July 17, 2013, a further drawdown of $155 million was made relating to AOD II and the delivery of AOD III. As at December 31, 2013 the rigs have a net book value of $231 million, $225 million and $234 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$300 million senior secured credit facility
On July 16, 2013, we entered into a new $300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor have been pledged as security, and bears interest of LIBOR plus a margin of 3.00% , and matures in 2023. On August 23, 2013 we drew down $120 million on delivery of the West Tucana. On November 8, 2013 we drew down $120 million on delivery of the West Castor. As at December 31, 2013 the net book values of the West Tucana and West Castor were $208 million and $217 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$150 million senior secured credit facility
On October 22, 2013, we entered into a new $150 million secured credit facility with a bank. The West Oberon and the West Prospero has been pledged as security, bears interest of LIBOR plus a margin of 0.75%, and matures in June 2014. As at December 31, 2013 the net book value of the West Oberon and West Prospero were $211 million and $171 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$450 million senior secured credit facility
On December 13, 2013, we entered into a new $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, bears interest of LIBOR plus a margin of 1.75% and matures in June 2016. This facility replaces the existing $800 million facility, which had an outstanding balance of $194 million and was fully repaid in December 2013. As at December 31, 2013 the net book value of the West Eminence was $607 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

Sevan Drilling credit facilities
As a result of our acquisition of Sevan Drilling on July 2, 2013, the following facilities were included in our consolidated financial statements as of that date:
$525 million facility
This facility was signed December 23, 2010 with a syndicate of banks and financial institutions. The Sevan Brasil was pledged as security, bore interest of LIBOR plus a margin of 4.75%, with a maturity date in July 2018. This facility has been repaid during 2013 as discussed below.
$480 million facility
This facility was signed March 8, 2011 with a syndicate of banks and financial institutions. The Sevan Driller was pledged as security, bore interest of LIBOR plus a margin of 4.30%, with a maturity date in July 2016. This facility has been repaid during 2013 as discussed below.
$1,750 million secured credit facility
On September 27, 2013 subsidiaries of Sevan Drilling entered into a new $1,750 million bank facility with a syndicate of banks and export credit agencies. The facility consists of two tranches in the amounts of $1,400 million and $350 million. On October 23, 2013 the first tranche of $1,400 million was drawn and was used to repay the existing credit facilities related to Sevan Driller and Sevan Brasil (noted above) and to settle the remaining installment and other amounts for the delivery of Sevan Louisiana. The Sevan Driller, Sevan Brasil and Sevan Louisiana have been pledged as security. The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.9%. As of December 31, 2013 the net book of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $611 million, $614 million and $624 million respectively. At December 31, 2013, the tranche for $350 million is reserved subject to conditions in the agreement for the final yard installment and delivery of Sevan Developer and has not been drawn upon.

Ship Finance International Loans

SFL West Polaris
On December 28, 2012 SFL West Polaris Limited entered into a $420 million term loan facility with a syndicate of banks to refinance the existing $700 million secured term loan facility. The new facility has a term of five years and bears interest of LIBOR plus a margin of 3%. At December 31, 2013, the outstanding balance under the facility was $387 million, as compared to $397 million in 2012. The net book value at December 31, 2013 of the West Polaris pledged as security is $577 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

SFL Deepwater Ltd and SFL Hercules Ltd
In September 2008, SFL Deepwater Ltd entered into a $1,400 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Taurus and West Hercules, which have been pledged as security. The facility had an interest at LIBOR plus 1.40% per annum and was repayable over a term of five years. The facility has been repaid in full as discussed further below.

On May 24, 2013, the Hercules tranche of the $1,400 million facility was refinanced and replaced by a new $375 million facility, with a syndicate of banks and financial institutions. The new facility is secured by the West Hercules, which has a net book value of $617 million as of December 31,

2013. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. As of December 31, 2013, the outstanding balance under the facility is $362 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

On October 31, 2013, the Taurus tranche of the $1,400 million facility was refinanced and replaced with a new $390 million facility with a syndicate of banks and financial institutions. The new facility is secured by the West Taurus, which has a net book value of $458 million as at December 31, 2013. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 2.5%. As of December 31, 2013, the outstanding balance under the facility is $383 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

SFL Linus Ltd
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. The facility was fully drawn subsequent to the year end on February 18, 2014, on the date of delivery of West Linus. The proceeds were used to pay the final yard installment. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. We do not have any undrawn capacity on this facility as of December 31, 2013.

Unsecured Bonds and convertible bonds

$350 million fixed interest rate bond
In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. The bond bears a fixed interest rate of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As of December 31, 2013, the outstanding balance was $342 million, as compared to $342 million in 2012.

3.375% Convertible Bonds due 2017
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into the Company's common shares at any time up to 10 banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $29.2103 as at December 31, 2013. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017. The book value as at December 31, 2013 was $577 million. The convertible bonds are tradable, and their market price as of December 31, 2013 was 150% of the nominal value. If the bonds were converted into shares at the current conversion price of $29.2103, a further 22,252,425 new shares would be issued.

NOK1,250 million floating interest rate bond
In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of a two year senior unsecured bond, with a maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond was repaid in full on the maturity date.

$1,000 million fixed interest bond
In September 2012, the Company raised $1,000 million through the issue of a 5 year bond which matures in September 2017. Interest on the bonds bears a fixed interest rate of 5.625% per annum, payable semi-annually in arrears. Subsequent to December 31, 2013, the interest rate increased by 50 basis points in March 2014, because the Company remains unrated.
NOK1,800 million floating interest rate bonds
On March 5, 2013, the Company issued a NOK 1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum. The bond was subsequently swapped to U.S. dollars with a fixed rate of 4.94% per annum until maturity.

$500 million fixed interest bond
On September 20, 2013, the Company issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.13% per annum. Subsequent to December 31, 2013, the interest rate increased by 50bps in March 2014 as the Company remained unrated.

NOK1,500 million floating interest rate bonds
On October 17, 2013, our subsidiary, North Atlantic Drilling issued a 1500 senior unsecured bond issue with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.4% per annum. The bond was subsequently swapped to U.S. dollars with a fixed rate of 6.18% per annum until maturity.

Commercial Interest Reference Rate (CIRR) Credit Facilities
In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2013 was $49 million (NOK300 million), $72 million, in 2012.

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2013 was $52 million (NOK319 million), $77 million, in 2012.

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of 12 years. The outstanding balance at December 31, 2013 was $96 million (NOK590 million), $121 million, in 2012.

In connection with the above three CIRR fixed interest term loans totaling $197 million (NOK1,499 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the consolidated balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

Related party loan agreements
On December 20, 2012, we sold the Company's holding in North Atlantic Drilling Ltd's unsecured bond of $500 million to Metrogas plus accrued interest of $9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase with a maturity date of June 2013. The obligation was recorded as a long term related party liability. In conjunction with this arrangement we also entered into a agreement to settle dividend payable to Metrogas in return for a short term unsecured loan of $93 million (see below). The North Atlantic Drilling Ltd bond bears a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were $415 million. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas, and the bond eliminates in the consolidated Seadrill financial statements as at December 31, 2013.

On December 21, 2012, we obtained a short term loan of $93 million from Metrogas. The loan bears interest of LIBOR plus a margin and was repaid in full on May 2, 2013.

On December 31, 2012, we obtained a short term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR plus a margin and was repaid in full on January 2, 2013.

On February 20, 2013, we obtained a short-term unsecured loan of $43 million from Archer. The loan had an interest of LIBOR plus a margin of 5% and was repaid in full on February 27, 2013.

On February 27, 2013, we obtained a short-term loan from Metrogas of NOK300 million. The loan had an interest of NIBOR plus a margin and was repaid in full on March 12, 2013.

On March 27, 2013, we obtained a short-term loan from Metrogas of NOK700 million. The loan had an interest of NIBOR plus a margin, and was repaid in full on April 3, 2013.

On March 27, 2013 we granted Archer a short term unsecured loan of $10 million. The loan had an interest of LIBOR plus a margin of 5%, and was repaid in full on April 2, 2013.

On July 19, 2013, we entered into a loan agreement with Metrogas of NOK1,500 million. The loan had an interest of NIBOR plus a margin of 3.5% and was repaid in full on October 9, 2013.

On September 20, 2013, we obtained a short-term loan from Metrogas of $99 million. The loan had an interest of LIBOR plus a margin of 3.0%, and was repaid in full on September 30, 2013.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas has accordingly been reclassified as debt due to related parties on the balance sheet.

Covenants contained in our debt facilities
Our debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.
Bank Loans
In addition to security provided to lenders in the form of pledged assets, our bank loan agreements generally contain financial covenants, including:

•
Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $150 million within the group. North Atlantic Drilling Ltd, our subsidiary, has a aggregated minimum liquidity requirement to maintain cash and cash equivalents of at least $75 million.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5.

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

•
In the event that the Company acquires a rig without historic EBITDA available, the Company is entitled to base the twelve months historical EBITDA calculation on future projected EBITDA as long as the drilling unit has a firm charter contract at the time of delivery with a minimum duration of 12 months and a firm charter contract in place at the time of such EBITDA calculation.

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
Our loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions.  We were in compliance with all financial loan covenants as of December 31, 2013.
In addition to financial covenants, our credit facility agreements contain covenants which are customary in secured financing in this industry, including  operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business.

Bonds
For the Company’s outstanding Norwegian bonds, the main covenant is an equity ratio; to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.
For our $1,000 million and $500 million bonds, we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

We are in compliance with related covenants as of December 31, 2013.

Covenants contained within our consolidated Ship Finance Variable Interest Entities
We also consolidate certain Ship Finance entities into our financial statements as a variable interest entities. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse affect on us. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million.

•	Ship Finance must maintain positive working capital.

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	The Company's covenants under the bank loans listed above also apply.
The Ship Finance subsidiaries owning West Polaris, West Taurus, West Hercules and West Linus are consolidated into our financial statements as a variable interest entity (“VIEs”).  To the extent that these VIEs defaults under its indebtedness and is marked current in its financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements.  The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. We and Ship Finance are in compliance with related covenants as of December 31, 2013.

Covenants contained in the Sevan facilities prior to refinancing
The two facilities recognized in conjunction with the acquisition of Sevan noted elsewhere in this note had the following covenants for the Sevan consolidated group until the facilities were repaid and terminated in conjunction with the new Sevan $1,750 million secured credit facility:

•	Debt service cover ratio of not less than 1.1:1.0;

•	Minimum liquidity of 25;

•	Equity ratio of minimum 30%;

•	Leverage on a forward looking basis of 5.25:1
Interest rate information
As of December 31, 2013, the three month United States dollar LIBOR was 0.27%, as compared to 0.31% in 2012 and three month NIBOR was 1.75%, as compared to 1.83% in 2012.

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
 As of December 31, 2013, we had gains of $133 million (2012: gains of $3 million) in our consolidated statement of operations consisting of the following:

Interest-rate swap agreements and forward exchange contracts
Total realized and unrealized gain on interest-rate swap agreements, not qualified for hedge accounting, and cross currency interest rate swaps, and forward exchange contracts amounted to $84 million for the year ended December 31, 2013. The gain is recognized in the statement of operations as gain/(loss) on derivative financial instruments.
As of December 31, 2013, the Company and its consolidated subsidiaries, including VIEs, had entered into interest rate swap contracts with a combined outstanding principal amount of $10.0 billion, as compared to $6.6 billion at December 31, 2012, at rates between 0.74% per annum and 4.63% per annum, as compared to 0.74% and 4.63% in 2012. The overall effect of these swaps is to fix the interest rate on $10.0 billion of floating rate debt at a weighted average interest rate 2.12% per annum, as compared to $6.6 billion at 2.41% in 2012.
As of December 31, 2013, we had outstanding cross currency interest rate swaps with principal amount of $786 million, as compared to $216 million at December 31, 2012, with maturity dates between February 2014 and October 2018 at rates ranging from 4.33% to 6.18% per annum.

As of December 31, 2013, our net exposure to short term fluctuations in interest rates on our outstanding debt was $1.5 billion as compared to $2.8 billion in 2012, based on our total interest bearing debt including related party of $14.9 billion less the $10.8 billion outstanding balance of fixed interest rate swaps and cross currency interest rate swaps, less the $2.6 billion in fixed interest loans and bonds.
As of December 31, 2013, we had entered into forward exchange contracts to sell approximately $272 million, as compared to $528 million in 2012, in exchange for Norwegian Kroner between January 2014 and June 2014, at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar.
During the year, we also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP40 million ($65 million) between March 2014 and June 2014 at an average exchange rate of GBP1.63 per US dollar.

Total Return Swap Agreements
During 2013, 2012 and 2011 the Company entered into and settled various TRS agreements which are indexed to the Company's own common shares. The total realized and unrealized gain recognized in the consolidated statement of operations relating to the Company's TRS agreements in 2013 was $19 million (2012: gain of $7 million). As of December 31, 2013 we had an outstanding agreement related to 1.4 million shares at NOK 255.38 per share (2012: 2.0 million shares at NOK 220.32 per share)
The settlement amount for the TRS transaction will be (A) the market value of the shares at the date of settlement plus all dividends paid by the Company between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment by the counterparty to us, if (A) is greater than (B), or a payment by us to the counterparty, if (B) is greater than (A). There is no obligation for us to purchase any shares under the agreement and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability as appropriate, and changes in fair values recognized in the consolidated statement of operations.
In addition to the above TRS transactions, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS indexed to our own common shares was our only TRS agreement as of December 31, 2013.
Other derivative arrangements
Total realized and unrealized gain on other derivative instruments amounted to $30 million for the year ended December 31, 2013 (2012:gain of $77 million), mainly due to realized gains on Rowan Drilling forwards in 2013 and Ensco forward contracts in 2012.

Sevan share repurchase agreements
During 2013 the Company has entered into agreements in which the Company has sold its shares in Sevan to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of December 31, 2013 the company has agreements for 216,065,464.000 Sevan shares to be repurchased on February 6, 2014 at a strike price of NOK4.04 and 81,828,500 Sevan shares to be repurchased on February 6, 2014 at a strike price of 4.07. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of $198 million as of December 31, 2013.
SapuraKencana share agreements

On September 18, 2013, we entered into two derivative contract agreements with a commercial bank which enabled the Company to obtain financing against a portion of our equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at December 31, 2013 amounted to $666 million, and is presented as a long term marketable security on the consolidated balance sheet. See Note 14 to the consolidated financial statements included herein. The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2013 are a gross asset of $84 million, and a gross liability of $84 million which have been offset in the consolidated balance sheet and consolidated income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to the Company is included in other long-term liabilities. The agreements also contain financial covenants which are similar to the Company's existing secured credit facilities. See Note 23 to the consolidated financial statements included herein.

Equity

As of December 31, 2013, the number of common shares issued, of par value $2.00 each, was 469,250,933 and fully paid share capital amounted to $938 million, which is unchanged from December 31, 2012. In May, 2011, we issued 25,942,446 shares related to the settlement for early conversion of convertible debt, the total proceeds from the share issue was approximately $721 million.

As of December 31, 2013, we held 272,441 of our common shares as treasury shares, compared to 72,859 in 2012 and 1,478,759 in 2011.

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may be either cancelled, or held as treasury shares to meet our obligations relating to our share option scheme. Under the program 900,000 shares were purchased in the year ended December 31, 2013 as compared to no shares in the year ended December 31, 2012, and 3,250,000 shares in the year ended December 31, 2011.

In May 2005, a general meeting of the Company approved authorizing the Board of Directors to establish and maintain an employee share option scheme, or the Option Scheme, in order to encourage the holding of shares in the Company by individuals including directors, officers and employees of the Company. The Board of Directors has made a number of grants pursuant to rules established to implement the Option Scheme. As of December 31, 2013, 2.8 million options remain outstanding. The fair value of the options granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 29 to the Consolidated Financial Statements). The additional paid-in capital arising from share options was $7 million in the year ended December 31, 2013, as compared to $8 million in 2012 and $10 million in 2011.

In October 2013, our board of directors approved 373,700 awards under our Restricted Stock Units (“RSU”) plan. In November 2013, the Board of NADL, our consolidated subsidiary, approved 278,778 awards under NADL`s RSU plan. The fair value of the RSUs granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 29 to the Consolidated Financial Statements). The additional paid-in capital arising from the RSU plans was $1.5 million in the year ended December 31, 2013, as compared to nil in 2012 and 2011.

As of December 31, 2013, our total additional paid-in capital including contributed surpluses amounted to $4.6 billion, as compared to $4.3 billion in 2012 and $4.1 billion in 2011, of which $2.9 billion arises from shares issued at a premium, with the remaining balance attributable to the Option Scheme, purchases and sales of treasury shares, share issuance in NADL, the equity component convertible bonds and conversion of convertible bonds.

As of December 31, 2013, we were party to a TRS agreement with 1.4 million of our common shares as underlying security, whereby we are exposed to movements in the price of our shares (see "Derivatives" above).

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	TREND INFORMATION

The short term outlook for floaters is influenced by the low activity level caused by reduced growth in the capital expenditures from the major oil companies. In this regard, 2014 and 2015 may show slower growth in activity levels than earlier anticipated. However, the oil price has remained firm. The primary challenge for oil companies is the negative real cash flow situation they are currently encountering. Due to increasing depletion rates, more capital expenditure needs to be spent in order to maintain production levels. Combined with a relatively high dividend payout and increasing development costs to bring new production on stream, oil companies have limited opportunities to fund exploration activities. We have encountered numerous instances of oil majors reducing spending, especially in exploration and in certain high cost areas of production such as onshore North America. As budgets are re-allocated, the entire spending complex tends to slow down. In turn, demand for offshore drilling assets is being pushed into 2015-2016.

The market for high specification jack-up units is currently tight. Operators have come to appreciate the increased recovery factors that new assets can provide. Coupled with the lack of building activity over the last decades there is a severe shortage of capable rigs. The rigs coming into the global jack-up fleet have good prospects and this market is expected to be sold out for 2014 and 2015. This may cause an uplift in dayrates and also longer term contracts as evidenced by recent developments in Brunei, Saudi Arabia and Mexico.

Ultra-deepwater floaters (>7,500 ft water)

Current production in ultra-deepwater regions is1 million barrels per day. There are approximately 130 rigs which can serve this market . It is expected that by 2020 production in these regions will approach 5 million barrels. The approximate 30% CAGR represents one of the strongest production growth profiles globally. Although the current market for ultra-deepwater floaters is at lower activity levels than 2012, we believe that significant new rig capacity will need to be employed to explore and develop these reserves.

Customers continue to focus their bidding activity on units that can provide dual BOP’s, increased deck space and high variable deck load capacity. The number of 2014 units available which are not under specific discussions has been reduced from 7 to 5 over the course of the fourth quarter. For 2015, there are 14 units available. These units are well positioned vs. approximately 20 5th generation assets available over the same time period.

Activity in Africa is an important driver in the global demand for ultra-deepwater units. Although the approval process can often result in delays to fixture announcements, activity in the region is strong.

In Brazil, we gained clarity on Petrobras’ tendering strategy throughout 2013; allowing older units to leave the region and focusing their efforts on high-grading their fleet. Seadrill's established position and strong operational track record in Brazil leave the Company well positioned for future tenders in the region.

The US GoM continues to be a strong driver of activity as normal contracting activity returns following the Macondo incident in 2010, especially for development projects. We are increasingly receiving proposals for 6th generation units only. We have substantially increased our US presence with two new drillships entering the region. Additionally, we will accept the Sevan Louisiana in the coming weeks and our Americas division will run the first phase Mexico Jack-up business.

Mexico presents a particularly interesting opportunity for future work in the ultra-deepwater. Legislation is moving forward and we expect the opening up of projects to potentially impact 2015 demand. Seadrill has operated the West Pegasus in Mexico for the last 2.5 years and has developed a solid operational track record and good working relationship with our customer, Pemex. As capital from major oil companies enters the country, demand for rigs is likely to follow.

Premium jack-up rigs (>350 ft water)

The premium (350 feet in water depth and built post 2005) fleet continues to operate at greater than 95% utilization rates for the 5th successive quarter. The demand gap continues to grow as evidenced by the increase in number of open tenders, upward pressure on dayrates and increased contract durations worldwide. On the supply side, the pace of retirements continues to accelerate with more than 30 rigs leaving the market over the past two years, well in excess of the number scrapped in the prior 10 years. With approximately 60% of the global contracted fleet more than 30 years old we see a positive outlook for employment from the yard of newbuild jack-ups being built by established contractors. There are however some long term cautions linked to the fact that the orderbook for new high specification units now amounts to 140 units or approximately 65% of the number of rigs more than 30 years old.

Asia and the Middle East continue to be the primary source of demand for high specification jack-up rigs but demand for increased capabilities in other markets such as West Africa, Australia and South America promises additional growth. Mexico’s requirements to increase production and a desire to high grade its operating fleet together with the strong demand for long term contracts in Saudi present particularly interesting opportunities.

E.	OFF BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2013 or 2012, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2013, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payment are summarized in Note 33 in the Consolidated Financial Statements of this Annual Report.

F.	CONTRACTUAL OBLIGATIONS

At December 31, 2013, we had the following contractual obligations and commitments:

	Payment due by period
(In millions of US dollars)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
3.375% convertible bonds due 2017 (1)	—	—	650	—	650
Interest bearing debt	1,566	7,493	1,671	2,159	12,889
Related party interest bearing debt	55	110	261	1,044	1,470
Total debt repayments	1,621	7,603	2,583	3,202	15,009
Interest payments	389	848	157	—	1,394
Related party interest payments	33	89	58	58	238
Pension obligations	21	15	18	4	58
Operating lease obligations	24	27	14	13	78
Newbuilding commitments (2)	3,299	4,384	—	—	7,683
Total contractual obligations (3)	5,387	12,966	2,830	3,277	24,460

(1) In October 2010, we issued $650 million of 3.375% convertible bonds with maturity in October 2017 2017. Due to the hybrid nature of this financial instrument, for accounting purposes the liability is divided into $577 million of debt and $73 million of equity. The above contractual obligations assume that none of the bonds are converted into common shares and that the full $650 million is repayable in 2017. Accordingly, total debt repayments shown above exceed the interest bearing debt shown in the consolidated balance sheet by $73 million as of December 31, 2013.

(2) Newbuilding commitments relate to twelve jack-up rigs totaling $2.1 billion, four semi-submersible rigs totaling $1.6 billion, and eight drillships totaling $4.0 billion. Note that the newbuilding commitments include $0.5 billion related to the Sevan Developer that are presented as a contractual obligation in the balance sheet in the line item "Other short term liabilities". See Note 12 - Business Acquisitions to our consolidated financial statements for further information.

(3) Total Contractual obligations do not include $147 million of unrecognized tax benefits, inclusive of interest and penalties, included in our consolidated balance sheet as of December 31, 2013 as we are unable to specify with certainty the periods in which we may settle such amounts.

G.	SAFE HARBOR

See section entitled "Forward Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers, and also certain key employees within our operating subsidiaries, who are responsible for overseeing the management of our business.

Name	Age	Position
John Fredriksen	69	President, Director and Chairman of the Board
Tor Olav Trøim	51	Vice President and Director
Kate Blankenship	49	Director and Audit Committee member
Carl Erik Steen	63	Director
Kathrine Fredriksen	30	Director
Bert Bekker	75	Director
Paul Leand Jr.	47	Director
Georgina Sousa	63	Company Secretary
Per Wullf	54	Chief Executive Officer and President, Seadrill Management
Rune Magnus Lundetræ	37	Chief Financial Officer and Senior Vice President, Seadrill Management
David Sneddon	50	Chief Accounting Officer and Senior Vice President, Seadrill Management
Anton Dibowitz	42	Chief Commercial Officer and Senior Vice President, Seadrill Management
Svend Anton Maier	49	Senior Vice President Africa, Middle-East
Iain Hope	44	Senior Vice President Americas
Eduardo Antonello	38	Senior Vice President South America
Alf Ragnor Løvdal	56	Senior Vice President and CEO of North Atlantic Management
Ray Watkins	54	Vice President Asia Pacific

Certain biographical information about each of our directors, executive officers and key officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since its inception in May 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, Chief Executive Officer and a director of Frontline, a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange, since 2001 as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market, and since 2004 as Chairman of the Board, President, CEO and a director of Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange and on the Singapore stock exchange. Mr. Fredriksen has served since September 2013 as the Chairman of the Board of our majority owned subsidiary North Atlantic. Mr. Fredriksen is the father of Ms. Kathrine Fredriksen, a director of the Company.

Tor Olav Trøim has served as Vice-President and a director of the Company since its inception in May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also served as Chairman of the Board and a director of Seadrill Partners since July 2012. Mr. Trøim is also Chairman of the Board and a director of Golar LNG Partners LP, or Golar LNG Partners, a Marshall Islands limited partnership listed on the NASDAQ stock exchange. He has also served as a director of Archer since 2007, Golar since 2011, Golden Ocean since 2004 and Marine Harvest ASA, or Marine Harvest, a Norwegian company listed on the Oslo stock exchange, since 2012. He served as a director of Frontline from November 1997 until February 2008.

Kate Blankenship has served as a director of the Company since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill Partners since June 2012, NADL since February 2011,

Independent Tankers Corporation Limited, or Independent Tankers, since February 2008, Golar since July 2003, Golar LNG Partners since September 2007, Golden Ocean since November 2004, Archer since its incorporation in 2007 and Avance Gas Holding Ltd since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Carl Erik Steen has served as a director of the Company since February 2011. In 1975, Mr. Steen graduated from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. He then worked as a consultant in various Norwegian companies before joining I.M. Skaugen as a Director in 1978. In 1983, Mr. Steen moved to Christiania Bank Luxembourg, and in 1987 returned to Norway to establish the international shipping desk of Christiania Bank. In 1992, Mr. Steen was appointed Executive Vice President with the responsibility of Christiania Bank's Shipping, Offshore and International activities. From January 2001 until February 2011, Mr. Steen was head of Nordea Bank's Shipping, Oil Services & International Division. Mr. Steen has been a director of Golar LNG Partners since August 2012. Mr. Steen is also a board member of Wilh. Wilhelmsen Holding ASA and RS Platou ASA.

Kathrine Fredriksen has served as a director of the Company since September 2008. Ms. Fredriksen has also served as a director of Golar LNG Partners since April 2013, and served as a director of Golar from February 2008 until April 2013. She graduated from Wang Handels Gymnas in Norway and studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our President and Chairman.

Bert Bekker has served as a director of the Company since April, 2013. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker currently serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, and has served as a director since July 2003. Mr. Bekker has served as a director of Seadrill Partners since September 2012.

Paul Leand has served as a director of the Company since April, 2013. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners since 2011, and North Atlantic since 2012.

Georgina Sousa has served as Company Secretary of the Company since February 2006. She is currently a director of Golar and a director and the Head of Corporate Administration for Frontline. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Per Wullf was appointed Chief Executive Officer and President of Seadrill Management in July, 2013. Mr. Wullf has also served as a director of Sevan since January 2012. Previously, Mr. Wullf served as the Chief Operating Officer and Executive Vice President of Seadrill Management since 2009. Mr. Wullf has more than 28 years of experience in the international offshore and onshore drilling industry with A.P. Moller - Maersk A/S, serving as Managing Director for Maersk Drilling Norge AS from 2006 to 2009.

Rune Magnus Lundetræ has served as Chief Financial Officer and Senior Vice President of Seadrill Management since February 2012. Mr. Lundetrae has also served as CFO of Seadrill Partners since June 2012. Before his current position Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic ). He also served as CFO for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010, and as CFO of North Atlantic from May 2012 until February 2014. Prior to joining Seadrill Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

David Sneddon was appointed Chief Accounting Officer and Senior Vice President in December 2013. Prior to joining Seadrill Mr Sneddon held several senior positions in Novelis Inc., most recently as VP Finance in Europe, and prior to that held various positions in Alcan Inc and KPMG. Mr Sneddon has a Masters degree in Economics and Accountancy from Aberdeen University and is a member of the Institute of Chartered Accountants of Scotland.

Anton Dibowitz has served as Chief Commercial Officer and Senior Vice President of Seadrill Management since January 2013. He has over 15 years drilling industry experience most recently serving as Vice President Marketing and prior to that as Commercial Director, Deepwater Western Hemisphere Division, since joining Seadrill in April 2007. Prior to Seadrill, Mr Dibowitz held various positions within tax, process reengineering and marketing at Transocean and Ernst & Young LLP.  He is a Certified Public Accountant and a graduate of the University of Texas at Austin where he has a bachelors degree in Business Administration, and masters degrees in Professional Accounting (MPA) and Business Administration (MBA).

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

Eduardo Antonello has served as Senior Vice President of Seadrill Brazil since May 2012. Mr. Antonello has served as Latin America Area Manager since the establishment of the company in the country in 2008, with extensive knowledge of the local industry, authorities and regulations. Mr. Antonello has previous international background in business development activities, operations management, well services and drilling engineering, having worked for Schlumberger in the Middle East, United States, England and most recently as country manager in Brazil. He has a degree in mechanical engineering from the Mackenzie University of São Paulo.

Alf Ragnar Løvdal has been the Chief Executive Officer of North Atlantic Management AS since January 2013. Mr. Løvdal has served as Senior Vice President for Seadrill in Asia Pacific from April 2009 until December 2012. He was previously CEO in Seawell Management AS. Mr. Løvdal has close to 30 years of experience from the oil and gas industry, of which 20 years as responsible for the well services business in the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has over the years held several senior positions, including general manager operations for the mobile units. Prior to his engagement with Smedvig, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Ray Watkins was appointed Vice President of the Asia Pacific region in May 2013. Mr Watkins has more than thirty years of international experience in the drilling industry. He has served as Director of Operations for the West Africa region from February 2011 to April 2013. Prior to joining Seadrill, Mr Watkins held several senior positions in Maersk Drilling and Maersk FPSOs including Managing Director, Director of global operations and regional Manager. Mr Watkins is a certified Mechanical Engineer.

B.	COMPENSATION

During the year ended December 31, 2013, we paid our directors and executive officers aggregate compensation of $40.6 million, including compensation in the form of options exercised. In addition we have incurred compensation expense in the aggregate amount of $0.2 million for their pension and retirement benefits. These amounts include compensation of $4.4 million paid to the Chief Executive Officer, excluding compensation related to exercised options, and $0.1 million expensed for the Chief Executive Officer's pension and retirement benefits.

In the event the Chief Executive Officer resigns at the request of the Board of Directors, he will receive compensation equal to two years of his salary.

In addition to cash compensation, during 2013 we also recognized an expense of $1.5 million relating to stock options granted in 2010, 2011, 2012, and 2013 to certain of our directors and employees. The options vest over a two to four years period and they expire between May 2014 and December 2017. The exercise price of the options at December 31, 2013, was in the range NOK90.83 to NOK273.00 (equivalent to $14.81 to $44.50) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares.

C.	BOARD PRACTICES

Our Board of Directors is elected annually by a vote of a majority of the common shares represented at the meeting at which one or more holders of one-third of our outstanding common shares constitutes a quorum. In addition, the maximum and minimum number of directors is determined by resolution of our shareholders , but no less than two directors shall serve at any given time. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

Our Board of Directors currently consists of seven directors. Mr. Bekker and Mr. Leand were appointed to fill vacancies on the Board on April 25, 2013. All of our directors were reelected at our annual general meeting on September 20, 2013.

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

As of December 31, 2013, we had approximately 8,965 employees.

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

Total employees (including contracted-in staff )	December 31, 2011	December 31, 2012	December 31, 2013
Operating segments:
Floaters	3,170	3,900	5,100
Jack-up rigs	1,900	2,150	2,650
Tender rigs	2,300	2,500	1,115
Corporate	130	150	100
Total employees	7,500	8,700	8,965
Geographical location:
Norway	1,100	1,350	1,695
Rest of Europe	100	100	100
USA	600	1,250	1,990
South America	1,100	700	1,015
Asia Pacific	3,200	3,050	1,355
Africa and Middle East	1,400	2,250	2,810
Total employees	7,500	8,700	8,965

The number of employees has increased over the three years to December 31, 2013 as a result of the increase in our operating fleet of drilling units and business acquisitions partially offset by the sale of a majority of our tender rig business.

E.	SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of March 18, 2014, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Company in May 2005, and restricted stock units (RSUs) awarded to them under Seadrill's Restricted Stock Units Plan approved by the Company in October 2013. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options and Restricted Stock Units (RSUs)
	Number of shares	%	Scheme	Total number of options	Number of options vested	Exercise price	Expiry date
John Fredriksen (Note 2)	(Note 2)	(Note 2)	—	—	—	—	—
Tor Olav Trøim (Note 3)	635,000	(Note 1)	—	—	—	—	—
Kate Blankenship	41,000	(Note 1)	Options	20,000	20,000	NOK 90.83	May 2014
Carl Erik Steen	—	(Note 1)	—	—	—	—	—
Kathrine Fredriksen	—	(Note 1)	—	—	—	—	—
Bert Bekker	—	(Note 1)	—	—	—	—	—
Paul Leand Jr.	—	(Note 1)	—	—	—	—	—
Georgina Sousa	—	(Note 1)	—	—	—	—	—

Per Wullf	—	(Note 1)	Options	60,000	36,000	NOK 185.20	December 2015
			Options	60,000	15,000	NOK 202.05	December 2016
			Options	130,000	—	NOK 273.00	December 2017

Rune Magnus Lundetræ	—	(Note 1)	Options	15,000	9,000	NOK 192.90	December 2015
			Options	15,000	3,750	NOK 202.05	December 2016
			Options	40,000	10,000	NOK 219.13	April 2017
			Options	40,000	—	NOK 273.00	December 2017

David Sneddon	—	(Note 1)	RSUs	15,000	—	—	December 2016

Anton Dibowitz	—	(Note 1)	Options	25,000	15,000	NOK 192.90	December 2015
			Options	35,000	8,750	NOK 202.05	December 2016

Svend Anton Maier	—	(Note 1)	Options	30,000	14,000	NOK 185.20	December 2015
			Options	60,000	15,000	NOK 202.05	December 2016
			RSUs	18,000	—	—	December 2016

Iain Hope	—	(Note 1)	Options	20,000	20,000	NOK 104.64	May 2014
			Options	40,000	24,000	NOK 192.90	December 2015
			Options	60,000	15,000	NOK 202.05	December 2016
			RSUs	15,000	—	—	December 2016

Eduardo Antonello	—	(Note 1)	Options	15,000	9,000	NOK 185.20	December 2015
			Options	15,000	3,750	NOK 202.05	December 2016
			RSUs	10,000	—	—	December 2016

Alf Ragnar Løvdal	—	(Note 1)	Options	16,000	—	NOK 185.20	December 2015
			Options	45,000	—	NOK 202.05	December 2016
			RSUs (Note 4)	71,850	—	—	December 2016

Ray Watkins	—	(Note 1)	Options	20,000	5,000	NOK 202.05	December 2016
			RSUs	10,000	—	0	December 2016

(1) less than 1%

(2) Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 115,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. On April 18, 2013, a related trust bought in market transactions 2,015,790 call options with a strike price of $39.69 and maturity January 2015, for a price of $1.0678 per option. In addition, to the holdings of shares and options contained in the table above, as of February 24, 2014, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

(3) In addition to the holdings of shares and options contained in the table above, as of February 24, 2014, Drew Investment Ltd., a company controlled by Tor Olav Trøim, is party to separate TRS agreements relating to 600,000 of our common shares. In addition, on April 18, 2013, Drew Investment Ltd, a related company controlled by Mr. Trøim bought by market transactions 1,000,000 call options with strike price of $40 and maturity January 2015, for a price of $1.0678 per option. On March 17, 2014, subsequent to the period end, Drew Investment Ltd settled a TRS agreement for 400,000 shares and subsequently entered into a new TRS agreement with 400,000 shares with expiry date January 8, 2015 and reference price NOK203.3525 per share.

(4) The restricted stock units awarded to Alf Ragnar Løvdal are part of the North Atlantic Drilling RSU plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as at February 24, 2014, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares:

	Common Shares Held
Shareholder	Number	%
Hemen (1)	115,097,583	24.6%

(1) For further information regarding Hemen see "Item 6. Directors, Senior Management and Employees -E. Share Ownership".

We had a total of 469,250,933 common shares outstanding of which 159,090 were held as treasury shares, as of March 18, 2014.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

We were formed on May 10, 2005, and our shares commenced trading on the Oslo Stock Exchange in November 2005.  Our shares commenced trading on the New York Stock Exchange in April 2010.  Since our formation, our largest shareholder has been Hemen, which currently holds approximately 24.6% of our shares.  Under the mandatory offer rules of the Oslo Stock Exchange, if Hemen were to acquire more than 1/3 of our shares, it could trigger the mandatory offer rules.  Hemen has not advised us of any intention to do so.

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance Transactions

The Company has entered into sale and lease back contracts for several drilling units with subsidiaries of Ship Finance.The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts (See also Note 35 - Variable Interest Entities).

During the year ended December 31, 2013, we incurred the following lease costs on units leased from the Ship Finance subsidiaries.

(US$ millions)	2013
West Prospero	—
West Polaris	70
West Hercules	77
West Taurus	112
Total	259

These lease costs are eliminated on consolidation.

On July 1, 2010 our consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported as long-term debt due to related parties in our balance sheet as of December 31, 2013.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to $47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

On June 28, 2013, NADL, our majority owned subsidiary sold the entity that owns the newbuild jack-up, West Linus, to Ship Finance. The purchase consideration for this transfer should reflect the market value of the rig as of the delivery date, up to $600 million. This rig was simultaneously chartered back to NADL for a period of 15 years.

The total interest expense of the above loans relating to Ship Finance for 2013 was $20 million (2012: $20 million, 2011: $20 million).

During 2013 the VIEs declared dividends totaling $223 million, which were settled against existing intercompany balances with Ship Finance.

Metrogas transactions

From time to time, we enter into transactions with Metrogas primarily to manage short-term working capital requirements. During the year we had the following transactions:

On December 20, 2012, we sold the Company's holding in a North Atlantic Drilling Ltd's unsecured bond of $500 million to Metrogas plus accrued interest of $9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase with a maturity date of June 2013. The obligation was recorded as a long term related party liability. In conjunction with this arrangement we also entered into a agreement to settle dividend payable to Metrogas in return for a short term unsecured loan of $93 million (see below). The North Atlantic Drilling Ltd bond bears a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were $415 million. On May 31, 2013, the Company exercised its option to repurchase the bond from Metrogas, and as a result the bond is eliminated in the consolidated financial statements at December 31, 2013.

On December 21, 2012, we obtained a short term loan of $93 million from Metrogas. The loan bears interest of LIBOR plus a margin and was repaid in full on May 2, 2013.

On December 31, 2012, we obtained a short term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR plus a margin and was repaid in full on January 2, 2013.

On February 27, 2013, we obtained a short-term loan from Metrogas of NOK300 million. The loan had an interest of NIBOR plus a margin and was repaid in full on March 12, 2013.

On March 27, 2013, we obtained a short-term loan from Metrogas of NOK700 million. The loan had an interest of NIBOR plus a margin, and was repaid in full on April 3, 2013.

On July 19, 2013, we entered into a loan agreement with Metrogas of NOK1,500 million. The loan had an interest of NIBOR plus a margin of 3.5% and was repaid in full on October 9, 2013.

On September 20, 2013, we obtained a short-term loan from Metrogas of $99 million. The loan had an interest of LIBOR plus a margin of 3.0%, and was repaid in full on September 30, 2013.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as the new lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas of $840 million has accordingly been reclassified as debt due to related parties on the consolidated balance sheet as at December 31, 2013. On February 21, 2014, subsequent to the year end, the Company entered into a term loan B agreement for $1.8 billion due in February 2021 in which some of the proceeds have been used to repay the portion of this facility that is related to the West Leo, which totaled $472.6 million as at December 31, 2013. The amount that was paid to Metrogas was $436 million.

The total interest expense of the above loans relating to Metrogas for 2013 was $10 million (2012: $7 million; 2011: nil).

Archer transactions

From time to time, we may enter into transactions with Archer our former consolidated subsidiary and current associated company investment related to Archer's working capital requirements and debt restructuring. During the year we had the following transactions:

On November 12, 2012, we granted Archer a short term unsecured loan of $55 million. The loan bears interest of LIBOR plus a margin and was settled in February 2013.

On February 20, 2013, the Company obtained a short-term unsecured loan of $43 million from Archer. The loan had an interest of LIBOR plus a margin of 5% and was repaid in full on February 27, 2013.

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million. The guarantee fee is 1.25% per annum.

On March 27, 2013 the Company granted Archer a short term unsecured loan of $10 million. The loan had an interest of LIBOR plus a margin of 5%, and was repaid on April 2, 2013.

On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 9, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

The total net interest income of the above loans relating to Archer for 2013 was $1 million (2012: nil; 2011: nil).

Frontline transactions

Frontline provides management support and administrative services for the Company, and charged the Company fees of $2 million for these services in the 2013. This amount is included in "general and administrative expenses".

Other related party transactions

During the year ended December 31, 2013, the Company recognized related party revenues of $2 million relating to Varia Perdana and its subsidiary Crest Tender Rigs Pte Ltd (together "Varia Group"), and Asia Offshore Drilling Ltd (AOD). During 2013 we provided management support, administrative and construction management services to AOD and received bare boat fees from the Varia Group. AOD became a consolidated subsidiary of the Company during the year and therefore these revenues are now eliminated on consolidation. The amounts related to the Varia Group during 2013 included the period up until the sale of our tender rig business. See Note 11 and 12 to the consolidated financial statements included herein.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see the section of this Annual Report on Form 20-F entitled "Item 18. Financial Statements."

Legal Proceedings

The Company is a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition either individually or in the aggregate. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2013 which is not material.

Dividend Policy

Under our bye-laws, our Board may declare cash dividends or distributions, and may also pay a fixed cash dividend biannually or on other dates. The objective of our Board is to generate competitive returns for our shareholders. Any dividends declared will be in the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of our assets would thereby be less than its liabilities.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow.

For the years ended December 31, 2013, 2012 and 2011, we paid aggregate dividends to our shareholders in the amounts of $1,287 million ($2.74 per share), $1,925 million ($4.31 per share) and $1,423 million ($3.14 per share), respectively. The $1.70 dividend per share paid in December 2012, includes the accelerated dividend of $0.85 for the fourth quarter.

We have paid dividends as follows:

Payment date	Amount per share
2013
June 20, 2013	$0.88
September 20, 2013	$0.91
December 20, 2013	$0.95

2012
March 23, 2012	$0.80
June 7, 2012	$0.97
September 20, 2012	$0.84
December 21, 2012	$1.70

2011
March 16, 2011	$0.88
June 17, 2011	$0.75
September 20, 2011	$0.75
December 21, 2011	$0.76

B.	SIGNIFICANT CHANGES

See Note 37 - Subsequent Event to our Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

A4.	OFFER AND LISTING DETAILS

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

The following table sets forth the fiscal years high and low closing prices of our common shares since they began trading, on the OSE in November 2005 and on the NYSE in April 2010:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2013	47.78	34.75	289.00	202.00
2012	42.07	32.07	244.20	192.90
2011	38.24	25.88	215.00	148.00
2010	34.76	18.09	207.80	115.90
2009	-	-	149.80	47.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2013
First quarter	39.68	36.13	217.60	206.90
Second quarter	41.47	34.75	245.20	202.00
Third quarter	47.78	40.31	289.00	244.30
Fourth quarter	46.95	38.54	284.40	236.40

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2012
First quarter	42.07	33.95	231.70	200.40
Second quarter	39.44	32.07	224.40	192.90
Third quarter	41.43	35.56	244.20	212.80
Fourth quarter	41.64	36.34	236.30	203.30

The following table sets forth, for the six most recent months, the high and low closing prices of our common shares trading on the OSE and NYSE:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
April 15, 2014*	35.52	33.01	213.00	195.60
March 2014	36.86	32.93	223.00	197.50
February 2014	37.68	35.31	227.80	208.40
January 2014	40.84	35.71	250.00	223.90
December 2013	43.09	38.54	262.50	236.40
November 2013	46.95	42.46	285.40	257.20
October 2013	46.93	44.61	277.70	268.20
* For the period through and including April 15, 2014.

On April 15, 2014, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK5.96 to one US dollar.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares currently trade on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "SDRL".

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company was filed as Exhibit 1.1 to the Company's Registration Statement on Form 20-F (Registration No. 001-34667), which was filed with the Commission on March 25, 2010, and is hereby incorporated by reference into this Annual Report. Our Amended and Restated Bye-laws are filed as Exhibit 1.3 to this Annual Report.

Our Company was incorporated by registration under the Companies Act, 1981 of Bermuda as amended (or the Companies Act). The object of our business, as stated in section 6 of our memorandum of association, is to carry on business as the owners, operators and managers of ocean drilling ships, vessels, platforms, rigs and equipment of all kinds, and to act as a holding company. Our Company may not engage in insurance or reinsurance business or carry on business as a mutual fund. Our Memorandum of Association and bye-laws do not impose any limitations on the ownership rights of our shareholders.

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway or the United Kingdom) selected by our board of directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights. Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws provide that the quorum required for shareholder meetings is one or more shareholders present or represented holding shares carrying 33.33% of the voting rights entitled to be exercised at such meeting.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

The key powers of our shareholders include the power to alter the terms of the Company's Memorandum of Association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's Memorandum of Association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger transaction or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise). The

Company's Bye-laws only require an ordinary resolution to approve an amalgamation or merger transaction. In addition, the Company's Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of seven directors. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. A majority of the directors must not be residents of the United Kingdom.

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

Attached as exhibits to this Annual Report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

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

Taxation of rig owning entities

The majority of our drilling rigs are owned in tax-free jurisdictions such as Bermuda, the Cayman Islands and Liberia. There is no taxation of the rig owners' income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income or tonnage taxation of the rig owners' income. These jurisdictions are Hungary, Luxembourg, Norway and Singapore.

Please also see the section below entitled "Taxation in country of drilling operations."

Taxation in country of drilling operations

Income derived from drilling operations is generally taxed in the country where these operations take place. The taxation of income derived from drilling operations could be based on net income, deemed income, withholding taxes and or other bases, depending upon the applicable tax legislation in each country of operation.  Some countries levy withholding taxes on bareboat charter payments (internal rig rent), branch profits, crew, dividends, interest and management fees.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a "U.S. Individual Holder" will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the IRS, for that year with respect to such U.S. Holder's common stock.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under section 6038D of the Code.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  The amount of any such tax imposed upon our operations may be material.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this Annual Report on Form 20-F and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this Annual Report on Form 20-F may be inspected at our principle executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08 and at the offices of Seadrill Management Ltd., at Building 11, Chiswick Park, 566 Chiswick High Road, London, W4 5YA, United Kingdom.

I.	SUBSIDIARY INFORMATION

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in interest rates, foreign currency fluctuations, equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure. We may enter into derivative instruments from time to time for speculative purposes.

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

As of December 31, 2013, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $9.8 billion, as compared to $6.1 billion in 2012, at rates between 0.74% per annum and 4.63% per annum. The swap agreements mature between March 2014 and December 2022. The fair values of our interest rate swaps as of December 31, 2013, and December 31, 2012, were as follows:

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	9,776	(89)	6,148	(383)

In addition to the above interest rate swaps, one of our fully-consolidated VIEs has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2013, the fully-consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $246 million, as compared to $446 million in 2012, at a rate of 1.77% to 2.01% per annum. This swap agreements matures between October and December 2018, and the fair values as of December 31, 2013, and December 31, 2012, were as follows

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	246	3	446	(5)

As of December 31, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $1.5 billion, compared with $2.8 billion as of December 31, 2012, based on our total net interest bearing debt including related party of $14.9 billion less the $10.8 billion notional principal of our floating to fixed interest rate swaps, less the $2.6 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease our net income by approximately $15 million on an annual basis as of December 31, 2013, as compared to $28.3 million in 2012.

At December 31, 2013 we also had outstanding cross currency interest rate swaps with principal amount of $786 million (December 31, 2012: $216 million) with maturity dates between February 2014 and October 2018 at rates ranging from 4.33% to 6.18% per annum. The fair value of our cross currency interest rate swap contracts as of December 31, 2013, and December 31, 2012, was as follows:

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	786	(46)	216	7

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

We use foreign currency forward contracts and cross currency interest rate swaps (as mentioned above) to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value, with changes in the fair value recorded in the consolidated statement of operations under "Other financial items - Gain/(loss) on derivative financial instruments"

At December 31, 2013, we had various contracts to sell approximately $272 million between January 2014 and June 2014 for Norwegian Kroner at exchange rates ranging from NOK5.96 to NOK6.18 per U.S. dollar. The fair value of our Norwegian Kroner currency forward contracts as of December 31, 2013, and December 31, 2012, was as follows:

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	272	(3)	528	4

At December 31, 2013, we also had various contracts to sell approximately GBP40 million (US$65 million) between March 2014 and June 2014 for British Pounds at an average exchange rate of GBP1.63 per US dollar.

The fair value of our British Pound currency forward contracts as of December 31, 2013, and December 31, 2012, was as follows:

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	65	1	—	—

A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $11 million that would be reflected in our consolidated statements of operations, based on our currency forward contracts as of December 31, 2013.

Equity risk

As of December 31, 2013, we had entered into a TRS contract indexed to 1,400,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract was scheduled to expire in February 4, 2014 and the agreed reference price was NOK255.38 per common share. The open position at December 31, 2013, exposes us to market risk associated with our share price, and it is estimated that a 10% reduction in the price below the value at December 31, 2013, would generate an adverse fair value adjustment of up to $5.8 million, which would be recorded in the consolidated statement of operations.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

The fair market value of our $650 million 3.375% convertible bond as of December 31, 2013 was $704 million.

We hold equity investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As at December 31, 2013, these included:

•	a 39.9% equity interest in Archer Limited (OSE:ARCHER), a Bermuda oil service company;

•	a 12% equity interest in SapuraKencana (BURSA: SKPETRO), a Malaysian oil services company;

•	a 50% equity interest in Seabras Participacoes SA, a Brazilian vessel-owning company of one pipelying vessel currently under construction.

•	a 50% equity interest in Seabras Sapura Holdco Ltd, a Bermuda vessel-owning company of two pipelying vessels currently under construction.

•	a 30% equity interest in Itaunas, a Holland vessel-owning company of one drillship currently under construction.

•	a 30% equity interest in Camburi, a Holland vessel-owning company of one drillship currently under construction.

•	a 30% equity interest in Sahy, a Holland vessel-owning company of one drillship currently under construction.

If the market value of any of these investments should fall below the recorded book value, and this decrease in market value is determined to be other than temporary, there could be an impairment charge recognized in our consolidated statement of operations.

Please see Notes 14 and 17 to our Consolidated Financial Statements included in this Annual Report for information on our investments.

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

The following table shows those of our customers who have generated 10% or more of our contract revenues in one of the periods shown:

	Year ended December 31,
Customer	2013	2012	2011
Petrobras	16%	15%	17%
Total	14%	14%	15%
Statoil	14%	9%	7%
ExxonMobil	12%	11%	10%
Shell	7%	10%	10%
Other customers	37%	41%	41%

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

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

a)     Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of December 31, 2013. Based upon that evaluation the Principal Executive Officer and Principal Financial Officers concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (1992).

Our management with the participation of our Principal Executive Officer and Principal Financial Officers assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2013. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officers, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

c)     Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal year ended December 31, 2013 was PricewaterhouseCoopers LLP in the United Kingdom, and in 2012 our principal accountant was PricewaterhouseCoopers AS. The following table sets forth the fees related to audit and other services provided by the principal accountants:

(in U.S. dollars)	2013	2012
Audit fees (a)	9,398,155	5,518,180
Audit-related fees (b)	—	—
Taxation fees (c)	158,010	5,181
All other fees (d)	1,137,210	329,788
Total	10,693,375	5,853,149

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

e)     Audit Committee's Pre-Approval Policies and Procedures

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2013, 2012 and 2011 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may either be cancelled or held as treasury shares to meet our obligations relating to our share option scheme.

The following table provides a summary of our repurchases of our equity securities for the year ended December 31, 2013.

Period	Total Number of Shares Purchased	Average Price		Total Number of Shares Purchased as part of Publicly announced plans or programs	Maximum Number of shares that may yet be purchased under the plans of programs
March 2013	150,000	NOK	212.30	—	2,000,000
April 2013	150,000	NOK	212.92	—	2,000,000
August 2013	300,000	NOK	273.50	300,000	1,700,000
November 2013	300,000	NOK	279.60	300,000	1,400,000

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, four members of our board of directors, Mrs. Kate Blankenship, Mr. Carl Steen, Mr. Paul Leand and Mr. Bert Bekker, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our Board, Mrs. Kate Blankenship.

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

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Not applicable, see Item 18 for the Financial Statements.

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-67 are filed as part of this Annual Report on Form 20-F:

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

1.3	Amended and Restated Bye-Laws of Seadrill Limited, as amended by resolution of the shareholders at the Annual General Meeting held on September 20, 2013
1.4	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.7	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.8	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1	Form of Common Stock Certificate (1)
4.1	Share Option Scheme dated December 1, 2006 (1)
4.2	Bermuda Tax Assurance (1)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.3	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1) Incorporated by reference to the Company's registration statement on Form 20-F, filed on March 18, 2010
(2) Incorporated by reference to the Company's annual report on Form 20-F, filed on May 5, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows, of comprehensive income and of changes in equity present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15(b) of Seadrill Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 17, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows, of comprehensive income and of changes in equity present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 30, 2013

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions, except per share data)

	2013	2012	2011
Operating revenues
Contract revenues	4,892	4,295	4,095
Reimbursable revenues	278	180	96
Other revenues	112	3	1
Total operating revenues	5,282	4,478	4,192

Gain on sale of assets	61	—	22

Operating expenses
Vessel and rig operating expenses	1,977	1,656	1,585
Reimbursable expenses	257	166	90
Depreciation and amortization	711	615	563
General and administrative expenses	300	250	202
Total operating expenses	3,245	2,687	2,440

Net operating income	2,098	1,791	1,774

Financial items and other income and expense
Interest income	24	25	21
Interest expense	(445)	(340)	(295)
Share in results from associated companies	(223)	(220)	(420)
Impairment loss on marketable securities	—	—	(10)
Gain/(loss) on derivative financial instruments	133	3	(346)
Gain on re-measurement of previously held equity interest	18	169	—
Gain on bargain purchase	32	—	—
Foreign exchange gain/(loss)	52	(70)	(18)
Gain on loss of control in subsidiary	—	—	540
Gain on realization of marketable securities	—	85	416
Gain on sale of tender rig business	1,256	—	—
Other financial items	(5)	(6)	9
Total financial items and other income and expense	842	(354)	(103)

Income before income taxes	2,940	1,437	1,671

Income taxes	(154)	(232)	(189)
Net income	2,786	1,205	1,482

Net income attributable to the non-controlling interest	133	97	81
Net income attributable to the parent	2,653	1,108	1,401

Basic earnings per share (U.S. dollar)	5.66	2.37	3.05
Diluted earnings per share (U.S. dollar)	5.47	2.34	2.96
Declared regular dividend per share (U.S. dollar)	3.72	2.54	3.06
Declared extraordinary dividend per share (U.S. dollar)	—	1.00	—
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

	2013	2012	2011
Net income	2,786	1,205	1,482

Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	333	205	(291)
Change in unrealized foreign exchange differences	6	13	38
Change in actuarial (loss)/gain relating to pension	(7)	(25)	(3)
Change in unrealized gain/(loss) on interest rate swaps in VIEs and subsidiaries	3	20	21
Deconsolidation of subsidiaries	—	—	(63)
Other comprehensive (loss)/income:	335	213	(298)

Total comprehensive income for the period	3,121	1,418	1,184

Comprehensive income attributable to the non-controlling interest	134	111	111
Comprehensive income attributable to the parent	2,987	1,307	1,073

Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
for the years ended December 31, 2013 and 2012
(In US$ millions)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	744	318
Restricted cash	168	184
Marketable securities	416	333
Accounts receivables, net	1,042	917
Amount due from related party	101	293
Other current assets	363	309
Total current assets	2,834	2,354
Non-current assets
Investment in associated companies	140	509
Marketable securities	666	—
Newbuildings	3,419	1,882
Drilling units	17,193	12,894
Goodwill	1,200	1,320
Restricted cash	150	218
Deferred tax assets	37	13
Equipment	49	40
Other non-current assets	612	402
Total non-current assets	23,466	17,278
Total assets	26,300	19,632

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,566	2,066
Trade accounts payable	90	72
Deferred tax liabilities	—	6
Short-term debt to related party	55	131
Other current liabilities	2,114	1,338
Total current liabilities	3,825	3,613
Non-current liabilities
Long-term debt	11,900	8,695
Long-term debt due to related parties	1,415	935
Deferred tax liabilities	60	77
Other non-current liabilities	898	288
Total non-current liabilities	14,273	9,995

Commitments and contingencies (see note 33)	—	—

Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 468,978,492 outstanding at December 31, 2013 (December 31 2012: 469,178,074)	938	938
Additional paid in capital	2,641	2,332
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	528	194
Retained earnings	1,449	83
Non-controlling interest	690	521
Total equity	8,202	6,024
Total liabilities and equity	26,300	19,632
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

	2013	2012	2011
Cash Flows from Operating Activities
Net income	2,786	1,205	1,482
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	711	615	563
Amortization of deferred loan charges	43	30	31
Amortization of unfavorable and favorable contracts	(65)	12	(1)
Amortization of mobilization revenue	(136)	(162)	(96)
Impairment loss on marketable securities	—	—	10
Share of results from associated companies	223	220	420
Share-based compensation expense	7	8	10
Gain on disposal of fixed assets	(61)	—	(22)
Gain on decline in ownership interest	(18)	(169)	—
Unrealized (gain)/loss related to derivative financial instruments	(249)	6	261
Gain on realization of marketable securities	—	(86)	(416)
Gain on loss of control of subsidiary	—	—	(540)
Dividends received from associated company	15	18	57
Deferred income tax (benefit)/expense	(47)	25	(9)
Unrealized foreign exchange (gain)/loss on long term debt	(47)	6	(5)
Gain recognized related to bargain purchase	(32)	—	—
Gain on sale of tender rig business	(1,256)	—	—
Payments for long-term maintenance	(190)	(133)	(147)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	226	238	58
Trade accounts receivable	(206)	(198)	(52)
Trade accounts payable	(29)	34	(35)
Prepaid expenses/accrued revenue	(45)	(64)	79
Interest bearing note receivable with customers	—	(76)	—
Other, net	65	61	21
Net cash provided by operating activities	1,695	1,590	1,669

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011 and 2010
(In US$ millions)

	2013	2012	2011
Cash Flows from Investing Activities
Additions to newbuildings	(3,884)	(1,343)	(2,381)
Additions to drilling units and equipment	(389)	(214)	(15)
Sale of rigs and equipment	48	—	245
Settlement of disputes with ship yard	—	38	—
Business combinations and step acquisitions, net of cash acquired	(554)	—	—
Proceeds from sale of tender rigs	1,958	—	—
Investment in subsidiaries, net of cash acquired	—	—	(26)
Cash deconsolidated upon loss of control in subsidiary	—	—	(127)
Change in restricted cash	123	102	(43)
Investment in associated companies	(151)	(153)	(287)
Disposal of associated companies	—	65	—
Short-term loan granted to related parties	—	(55)	—
Purchase of marketable securities	—	(19)	(13)
Long term loan granted to related parties	(125)	(20)	—
Repayment from long term loan granted to related parties	10	20	—
Proceeds from disposal of marketable securities	—	219	161
Net cash used in investing activities	(2,964)	(1,360)	(2,486)

Cash Flows from Financing Activities
Proceeds from debt	7,703	3,477	5,929
Repayments of debt	(4,919)	(2,752)	(4,116)
Debt fees paid	(93)	(37)	(49)
Proceeds from debt to related party	756	1,013	—
Repayments of debt to related party	(1,181)	(487)	—
Amounts paid to non-controlling interests	(69)	(50)	(95)
Contribution from non-controlling interests, net of issuance cost	365	350	418
Proceeds relating to share forward contracts and other derivatives	453	—	—
Purchase of treasury shares	(39)	—	(130)
Proceeds from sale of treasury shares	6	16	21
Dividends paid	(1,287)	(1,925)	(1,440)
Net cash provided by/(used in) financing activities	1,695	(395)	538

Effect of exchange rate changes on cash and cash equivalents	—	—	7

Net increase/(decrease) in cash and cash equivalents	426	(165)	(272)
Cash and cash equivalents at beginning of the period	318	483	755
Cash and cash equivalents at the end of period	744	318	483

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	336	260	208
Taxes paid	109	179	188
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income	Retained Earnings	Non-controlling interest	Total equity
Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	20	—	—	—	—	21
Purchase of treasury shares	(5)	(120)	—	—	—	(5)	(130)
Share-based compensation	—	10	—	—	—	—	10
Establishment of non-controlling interest in North Atlantic Drilling Ltd	—	307	—	—	—	118	425
Costs related to capital increase in subsidiary	—	(7)	—	—	—	—	(7)
Dividend payments	—	—	—	—	(1,423)	(17)	(1,440)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	(23)	(23)
Other comprehensive income	—	—	—	(328)	—	30	(298)
Shares purchased from non controlling interests	—	(4)	—	—	—	(68)	(72)
Deconsolidation of subsidiaries	—	—	—	—	—	(330)	(330)
Induced conversion of convertible bonds	53	674	—	—	—	—	727
Net income	—	—	—	—	1,401	81	1,482
Balance at December 31, 2011	935	2,097	1,956	(5)	994	325	6,302
Sale of treasury shares	3	12	—	—	—	—	15
Share-based compensation	—	8	—	—	—	—	8
Private placement in North Atlantic Drilling Ltd	—	84	—	—	—	66	150
Establishment of non-controlling interest in Seadrill Partners LLC	—	134	—	—	—	69	203
Costs related to capital increase in subsidiary	—	(3)	—	—	—	—	(3)
Other comprehensive income	—	—	—	199	—	14	213
Dividend payments	—	—	—	—	(2,019)	(50)	(2,069)
Net income	—	—	—	—	1,108	97	1,205
Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024
Sale of treasury shares	—	6	—	—	—	—	6
Purchase of treasury shares	—	(39)	—	—	—	—	(39)
Share-based compensation	—	7	—	—	—	—	7
Establishment of non-controlling interest	—	—	—	—	—	297	297
Issuance of common units by Seadrill Partners LLC to public	—	228	—	—	—	137	365
Issuances of common units by Seadrill Partners LLC and impact on non-controlling interest	—	(102)	—	—	—	102	—
Sale of drilling units to Seadrill Partners LLC	—	209	—	—	—	(209)	—
Other comprehensive income	—	—	—	334	—	1	335
Dividend payments	—	—	—	—	(1,287)	(69)	(1,356)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	2,653	133	2,786
Balance at December 31, 2013	938	2,641	1,956	528	1,449	690	8,202

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of December 31, 2013 the Company owned and operated 45 offshore drilling units and had 24 units under construction. Our fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

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

Basis of presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar (U.S. dollar) rounded to the nearest million, unless otherwise stated.

The accompanying consolidated financial statements present the financial position of Seadrill Limited, the consolidated subsidiaries and the group's interest in associated entities. Investments in companies in which the Company controls, or directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities of which the Company is deemed to be the primary beneficiary.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, unless otherwise noted.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company, its majority owned and controlled subsidiaries and certain variable interest entities, ("VIE"s) in which the Company is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

A variable interest entity is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. U.S. GAAP requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1)the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2)the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

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

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

In certain countries in which we operate, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on our revenues. We generally record our tax-assessed revenue transactions on a net basis in our consolidated statement of income.

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

Mobilization and demobilization expenses

Mobilization costs incurred as part of a drilling contract are capitalized and recognized as expense over the contract term, excluding option periods not exercised by our customers. The costs of relocating drilling units that are not under contract are expensed as incurred.

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the drilling units and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized under drilling units and amortized over the anticipated period between overhauls, which is generally 5 years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

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

Current and non-current classification

Assets and liabilities are classified as current assets and liabilities respectively, if their maturity is within 1 year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained in accordance with contractual arrangements. Restricted cash amounts with maturities longer than one year are classified as non-current assets.

Marketable securities

Marketable equity securities held by the Company are considered to be available-for-sale and, as such, are recorded at fair value with resulting unrealized gains and losses recorded as a separate component of accumulated other comprehensive income in shareholders' equity. The Company also holds marketable securities considered to be trading securities and as such, are recorded at fair value with resulting unrealized gains and losses recorded through the consolidated statement of operations. Gains and losses on forward contracts to purchase marketable equity securities that do not meet the definition of a derivative are accounted for as available-for-sale.

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

Impairment of marketable securities and equity method investees

The Company analyzes its available-for-sale securities and equity method investees for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the investment. The Company records an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale or of the equity method investee are sold.

Newbuildings

The carrying value of drilling units under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

The Company may have option agreements with shipyards to order new drilling units at fixed or variable prices which require some or no additional payment upon exercise. Payments for drilling unit purchase options are capitalized at the time when option contracts are acquired or entered into. The Company reviews the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

Capitalized interest

Interest expense is capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

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

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of the Company's floaters, jack-up rigs and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset's value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the consolidated balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met, which are as follows: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Discontinued operations

The Company will present the results of operations of a component of the Company as defined by US GAAP, that either has been disposed of or is classified as held for sale, as discontinued operations, if both of the conditions are met: The operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and; the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Equipment

Equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between 3 and 5 years depending on the type of asset.

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

The Company tests goodwill for impairment on an annual basis as of December 31 each year or when events or circumstances indicate that a potential impairment exists. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting units compared to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

Other intangible assets and liabilities

Other intangible assets and liabilities are recorded at fair value on the date of acquisition less accumulated amortization. The amounts of these assets and liabilities less the estimated residual value, if any, is generally amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. Other intangible assets include technology, customer relationships and favorable drilling contracts. Other intangible liabilities include unfavorable drilling contracts.

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

Derivative Financial Instruments and Hedging Activities

The Company's primary derivative instruments include interest-rate swap agreements, foreign currency options and forward exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in our consolidated statement of operations.

Changes in the fair value of any derivative instrument that we have formally designated as a hedge, are recognized in accumulated other comprehensive income/(loss) in the consolidated balance sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the consolidated statement of operations. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item.

Income taxes

Seadrill is a Bermuda company. Currently, the Company is not required to pay taxes in Bermuda on ordinary income or capital gains as we qualify as an exempt company. The Company has received written assurance from the Minister of Finance in Bermuda that it will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

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

The Company has also established a Restricted Stock Units (“RSU”) plan where the holder of an award is entitled to receive shares if still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on grant or vesting of the award.

The fair value of the RSU award is calculated as the market share price on grant date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

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

Earnings per share

Basic earnings per share ("EPS") is calculated based on the income (loss) for the period available to common stockholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options, restricted stock units and convertible debt. The determination of dilutive earnings per share requires the Company to potentially make certain adjustments to net income and for the weighted average shares outstanding used to compute basic earnings per share unless anti-dilutive.

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2013, the Company adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  The effect of this to our consolidated financial statements is included in Note 32.

Balance sheet—Effective January 1, 2013, the Company adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have an material effect on our consolidated financial statements.

Note 3 – Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. The Company currently operates in the following three segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

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

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements. The Well Services segment was related to Archer which was deconsolidated from our financial statements in February 2011 and therefore discontinued as a segment. See Note 11 to the consolidated financial statements included herein.

Revenues (excluding gain on sale of drilling units)

(In US$ millions)	2013	2012	2011
Floaters	3,698	2,859	2,694
Jack-up rigs	1,175	861	776
Tender Rigs	409	758	589
Well Services	—	—	133
Total	5,282	4,478	4,192

Depreciation and amortization

(In US$ millions)	2013	2012	2011
Floaters	531	412	358
Jack-up rigs	163	146	135
Tender Rigs	17	57	63
Well Services	—	—	7
Total	711	615	563

Operating income – net income

(In US$ millions)	2013	2012	2011
Floaters	1,472	1,250	1,328
Jack-up Rigs	450	225	220
Tender Rigs	176	316	221
Well Services	—	—	5
Operating income	2,098	1,791	1,774
Unallocated items:
Total financial items and other	842	(354)	(103)
Income taxes	(154)	(232)	(189)
Net income	2,786	1,205	1,482

Total assets

(In US$ millions)	2013	2012
Floaters	19,725	13,725
Jack-up Rigs	5,996	4,210
Tender Rigs	579	1,697
Total	26,300	19,632

Goodwill

(In US$ millions)	2013	2012
Floaters	890	890
Jack-up Rigs	281	281
Tender Rigs	29	149
Total	1,200	1,320

Total liabilities

(In US$ millions)	2013	2012
Floaters	13,573	9,514
Jack-up Rigs	4,126	2,918
Tender Rigs	399	1,176
Total	18,098	13,608

 Capital expenditures – fixed assets

(In US$ millions)	2013	2012	2011
Floaters	3,178	1,342	1,805
Jack-up Rigs	1,371	150	495
Tender Rigs	150	198	243
Well Services	—	—	—
Total	4,699	1,690	2,543

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Company's revenues and fixed assets by geographic area:

Revenues (excluding gain on sale of assets)

(In US$ millions)	2013	2012	2011
Norway	1,198	815	966
Brazil	825	629	913
Angola	734	358	337
Others *	2,525	2,676	1,976
Total	5,282	4,478	4,192

* Other countries represents countries in which we operate that individually had revenues representing less than 10 percent of total revenues earned for any of the periods presented.

Fixed assets – operating drilling units (1)

(In US$ millions)	2013	2012
Brazil	2,881	1,714
Norway	2,298	1,868
USA	2,718	1,296
Angola	2,090	945
Saudi Arabia	1,325	661
Others *	5,881	6,410
Total	17,193	12,894

(1) The fixed assets referred to in the table are the Company's operating drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

* Other countries represents countries in which we operate that individually had fixed assets representing less than 10 percent of total fixed assets for any of the periods presented.

Note 4 – Other revenues

Other revenues consist of the following:

	Year ended December 31
(In US$ millions)	2013	2012	2011
Amortization of unfavorable contracts	67	—	24
Amortization of favorable contracts	(2)	(12)	(23)
Revenues related party	2	15	—
External management fees with third parties	45	—	—
Total	112	3	1

The unfavorable contract values presented for 2011 arose from the acquisition of Smedvig and Eastern Drilling in 2006 and were fully amortized at December 31, 2011. The unfavorable contract values in 2013 arose from our acquisitions of the Songa Eclipse and Sevan Drilling ASA, see Notes 12 and 21 to the consolidated financial statements included herein.

Related party revenues were related to management support and administrative services during the year provided to our associates in which we maintain an investment in.

External management fees relate to the operational, administrative and support services we provide to SapuraKencana as part of the agreement we entered into when we sold the tender rig business. See Note 11 to the consolidated financial statements included herein.

Note 5 – Gain on sale of assets

The Company has recognized the following gains on sales of assets:

(In US$ millions)	Net proceeds	Book value on disposal	Gain
Year ended December 31, 2013:
Sale of jack-up West Janus	73	12	61
Total for year ended December 31, 2013	73	12	61

Year ended December 31, 2012:
Total for year ended December 31, 2012	—	—	—

Year ended December 31, 2011:
Sale of Jack-up rig West Juno	248	226	22
Total for year ended December 31, 2011	248	226	22

Note 6 – Interest expense

	Year ended December 31
(In US$ millions)	2013	2012	2011
Gross interest expense	540	416	368
Capitalized interest	(95)	(76)	(73)
Net interest expense	445	340	295

Note 7 – Gain on realization of marketable securities

On May 17, 2012, SapuraCrest (BURSA: SCRES) and Kencana (BURSA: KEPB) jointly announced that they entered into a merger agreement forming a new company, SapuraKencana Petroleum BHD (SapuraKencana). Consequently the Company received 589 million shares in the new company and a cash payment of $65 million. This merger resulted in a dilution of our equity share from 23.59% to 11.79% and we recognized a gain on the decline in our ownership of $169 million in our consolidated statement of operations. Additionally, on May 30, 2012, the Company announced the sale of 300 million shares in SapuraKencana which resulted in a gain of $84 million in our consolidated statement of operations. The Company's holding of shares in SapuraKencana following this transaction represented 6.4% ownership of the outstanding shares at that time. The net proceed from the sale of these shares was $198 million. As at December 31, 2013, the Company's ownership in SapuraKencana is 12.0%, See Note 14 to the consolidated financial statements included herein.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride International, Inc. ("Pride") (NYSE: PDE) announced that they entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction. On May 31, 2011, Ensco announced the completion of its acquisition of Pride International, after both companies received shareholder approvals. Under the terms of the merger agreement, Pride stockholders received 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock. The merger represents a realization of our previously held Pride positions. The accumulated other-comprehensive income effect related to our holding in Pride amounted to $416 million as of May 31, 2011.  This amount has been released into the profit and loss statement upon our acceptance of the Ensco offer, and the gain is in our consolidated statement of operations. The cash effect of this transaction was $141 million in 2011.

Note 8 – Impairment loss on marketable securities and investments in associated companies

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

In 2011, the Company determined that the decline in fair value of its Seahawk Drilling Inc, "Seahawk", shares was other than temporary and as a result, an impairment loss was recognized reducing its cost basis to the market price of the shares in question as of December 31, 2012. The impairment loss amounted to $10 million and has been classified as a separate line item in the consolidated statements of operations.

Note 9 – Taxation

Income taxes consist of the following:

	Year ended December 31
(In US$ millions)	2013	2012	2011
Current tax expense:
Bermuda	—	—	—
Foreign	200	167	328
Deferred tax expense:
Bermuda	—	—	—
Foreign	(50)	58	24
Deferred taxes acquired during the year	—	—	—
Tax related to internal sale of assets in subsidiary, amortized for group purposes	4	7	(163)
Total tax expense	154	232	189
Effective tax rate	5.2%	16.1%	11.3%

Excluding the gain on sale of tender rigs the effective tax rate for the twelve months ended December 31, 2013 is 9.1%.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the years ended December 31 differed from the amount computed by applying the Bermudan statutory income tax rate of 0% as follows:

	Year ended December 31
(In US$ millions)	2013	2012	2011
Income taxes at statutory rate	—	—	—
Effect of transfers to new tax jurisdictions	4	7	(163)
Effect of change on uncertain tax positions relating to prior year	(7)	91	24
Effect of taxable income in various countries	157	134	328
Total	154	232	189

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In US$ millions)	December 31, 2013	December 31, 2012
Pension	12	8
Provisions	8	3
Property, plant and equipment	—	—
Net operating losses carried forward	130	74
Other	2	2
Gross deferred tax asset	152	87
Valuation allowance related to net operating losses carried forward	(115)	(74)
Net deferred tax asset	37	13

Deferred Tax Liability:

(In US$ millions)	December 31, 2013	December 31, 2012
Property, plant and equipment	60	5
Gain from sale of fixed assets	—	23
Foreign exchange	—	54
Other	—	1
Gross deferred tax liability	60	83
Net deferred tax	(23)	(70)

Net deferred taxes are classified as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
Short-term deferred tax asset	—	—
Long-term deferred tax asset	37	13
Short-term deferred tax liability	—	(6)
Long-term deferred tax liability	(60)	(77)
Net deferred tax	(23)	(70)

As of December 31, 2013, deferred tax assets related to net operating loss ("NOL") carryforwards was $130 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $120 million that will not expire and $10 million that will expire, if not utilized, in 2033. A valuation allowance of $115 million on the NOL carryforwards results where we do not expect to generate future taxable income. The change in the valuation allowance was due to increases of $41 million and zero utilization during the year compared to an increase of $44 million and zero utilization in 2012.

Uncertain tax positions

In October 2011, the tax authorities in Norway issued a tax reassessment pertaining to tax filings made by certain of our consolidated subsidiaries for the years 2007 through 2009. The following items were addressed in the tax reassessment:

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

The Company, remains of the opinion that the tax authorities' position, related to item a) above, is based on an unconstitutional retroactive application of the law. We will vigorously defend ourselves against this claim and continue to have ongoing discussions with the tax authorities and we have filed legal action in Norway. The case is set to be heard in May 2014 in the Oslo District Court. As for item b) above, we are in ongoing discussions with the tax authorities. In the event that we are successful in defending ourselves against these claims, the amounts that have been recognized would be reversed into the consolidated statement operations.

As of December 31, 2013, we had unrecognized tax benefits of $147 million which is included in other current liabilities on our consolidated balance sheet. The changes to our liabilities related to unrecognized tax benefits, including interest and penalties that we recognize as a component of income tax expense, where as follows:

	Year ended December 31
(In US$ millions)	2013	2012	2011
Balance beginning of period	154	63	—
Increases as a result of positions taken in prior periods	29	109	63
Increases as a result of positions taken during the current period	12	8	—
Decreases as a result of positions taken in prior periods	(14)	(26)	—
Decreases as a result of positions taken in the current period	(34)	—	—
Balance end of period	147	154	63

In relation to the above mentioned possible tax claims, the majority of the subsidiaries which are subject to these claims were previously part of the North Atlantic Drilling Ltd consolidated group which is also our consolidated subsidiary. For part of 2013, 2012 and 2011, the Company had provided North Atlantic Drilling Ltd with a liquidity facility covering any liquidity exposure for North Atlantic Drilling Limited and an agreement which the Company will keep North Atlantic Drilling Limited harmless for any tax claim exceeding $63 million related to these claims. During 2013, North Atlantic Drilling Ltd sold these entities back to the Company and entered into an agreement which terminated the liquidity facility and hold harmless agreement for any remaining liability at the North Atlantic Drilling Ltd group level.

We recognized interest and penalties of $22 million (2012: $0 million; 2011: $0 million) associated with our unrecognized tax benefits in our consolidated income statement as a component of income tax expense. As of December 31, 2013, if recognized, $147 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

The parent company, Seadrill Limited, is headquartered in Bermuda where it has been granted a tax exemption until 2035.  Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction.  Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level.  The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2010
Angola	2007
Australia	2008
Nigeria	2007
Norway	2007
Thailand	2003

Note 10 – Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2013	2012	2011

Net income available to stockholders	2,653	1,108	1,401
Effect of dilution	38	37	45
Diluted net income available to stockholders	2,691	1,145	1,446

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2013	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	469	469	459
Diluted earnings per share:
Weighted average number of common shares outstanding	22	20	28
Effect of dilutive share options	1	1	1
Weighted average number of common shares outstanding adjusted for the effects of dilution	492	490	488

(In US$)	2013	2012	2011

Basic Earnings per share	5.66	2.37	3.05
Diluted earnings per share	5.47	2.34	2.96

Note 11 – Disposal of businesses and deconsolidation of subsidiary

Disposals in 2013

Sale of Tender rig business

On April 30, 2013 we completed the sale of the entities which owned and operated the following tender rigs: T-4, T-7, T-11, T-12, West Alliance, West Berani, West Jaya, West Menang, West Pelaut, West Setia, and the newbuilds T-17, T-18, and West Esperanza. In addition our 49% ownership in Varia Perdana and Tioman Drilling was sold as part of this transaction, which included the following rigs: T-3, T-6, T-9, T-10, and the Teknik Berkat. This is collectively referred to as the “tender rig businesses”.

The agreed upon price was for an enterprise value of $2.9 billion. The enterprise value price is comprised of $1.2 billion in cash, $416 million in new shares in SapuraKencana (at MYR3.18per share), $760 million related to all the debt in the tender rigs business, future estimated non recognized capital commitments of $320 million and deferred consideration of $187 million. The deferred consideration consists of non-contingent consideration of $145 million payable in three years and contingent consideration of $42 million depending on certain specified future performance conditions. Fair value of consideration received of $2.6 billion is the estimated enterprise value reduced by the future non recognized estimated capital commitments, an EBITDA contribution of approximately $75 million and an adjustment for working capital balances and other miscellaneous items and deferred consideration. The fair values recognized for the deferred consideration are $135 million and $nil for the non-contingent and contingent consideration respectively. The total recognized gain on this transaction was $1.3 billion, which has been presented in our consolidated statement of operations, under “Gain on sale of tender rig business”. The gain is calculated as follows:

(In US$ millions)	December 31, 2013
Fair value of consideration received	2,600
Carry value of assets and liabilities	1,324
Other related costs to sale	20
Total gain on sale	1,256

In conjunction with the sale agreement, the Company entered into an arrangement to continue to manage and supervise at the Company's risk, the construction of three tender rig newbuilds; T-17, T-18, and West Esperanza. Under this arrangement the Company will incur and be reimbursed for all associated costs in accordance within an agreed upon budget to complete the construction of these rigs, except for the yard installment payments, which are paid by SapuraKencana. These rigs will be delivered in 2013 and 2014. The Company will also provide operational management, administration and support services for the three tender rigs: West Jaya, West Setia, and West Esperanza which are located outside of Asia until the client contract expiry date. The Company will be reimbursed for all costs and expenses incurred and earn an agreed upon margin for these rig management services. Additionally, the Company will provide transition and separation services for certain administrative and IT functions for the tender rig business for a period of one year following the sale in which costs and expenses are reimbursed in addition to earning an agreed upon margin. While we have retained the ownership of the tender rigs T-15 and T-16, also as part of the sale agreement, SapuraKencana have been responsible for the operational management, administration and support services for the tender rig T-15 and T-16 effective from November 1, 2013 subject to similar terms for the rigs we will continue to manage as noted above.

After this transaction, the Company has ownership of 720,329,691 shares in SapuraKencana, a holding of 12.02%, representing a gross value of $1,078 million based on the closing share price of RM4.90 on December 31, 2013. This is currently held as a marketable security on the consolidated balance sheet, see Note 14 to the consolidated financial statements included herein. Additionally as a result of the sale transaction, the Company obtained board representation for SapuraKencana.

We have determined that we have significant continuing involvement in the ongoing tender rig business with SapuraKencana and therefore, we have concluded that the results of the tender rig business sold should not be presented as a discontinued operation in our consolidated statement of operations.

Disposals in 2012

There were no disposals of businesses in the year ended December 31, 2012.

Disposals in 2011

Deconsolidation of Seawell/Archer

Prior to February 23, 2011, Seawell Ltd was a consolidated subsidiary of the Company. On February 23, 2011, the stockholders in Allis-Chalmers Inc approved a merger agreement and a plan of merger, involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers became a subsidiary of Seawell. At the same time Seawell was renamed Archer.

As of February 23, 2011, we held 117,798,650 shares in Archer. Based on closing share price of NOK34.00 on February 23, 2011, this ownership had a gross value of $711 million. As a consequence of the merger, our ownership interest in Archer was reduced from 52.3% to 36.4%, and as such we no longer had control of Archer and therefore the results and financial position of Archer was deconsolidated as a subsidiary as of February 23, 2011.

A change in control is considered a re-measurement event; therefore, upon losing control of Archer, we re-measured at fair value our retained equity interest in Archer. The effect of this event is show below:

(In US$ millions)	December 31, 2011
Fair value of the consideration received	—
Fair value of the retained non-controlling investment	711
The carrying amount of non-controlling interest in Archer	330
The carrying amount of Archer's assets and liabilities	(564)
Accumulated translation adjustments recycled from OCI into profit & loss	70
Accumulated actuarial loss recycled from OCI into profit & loss	(7)
Total gain	540

Subsequent to the deconsolidation of Archer, the Company purchased additional shares in Archer, increasing our overall ownership. See Notes 8 and 17 to the consolidated financial statements included herein for further information on our investment in Archer.

Note 12 – Business Acquisitions

Acquisitions in 2013

Acquisition of Songa Eclipse

On November 15, 2012 a subsidiary of the Company Ltd entered into an agreement with Songa Eclipse Ltd to acquire the ultra-deepwater semi-submersible drilling rig, "Songa Eclipse" for cash consideration of $590 million. The cash consideration also included the acquisition of the drilling contract with Total Offshore Angola that is fixed and ending in December 2013 with three one year options to extend the contract. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the ultra-deepwater market. A prepayment of $59 million was made before the end of 2012 and the physical delivery and final payment took place on January 3, 2013 which is considered to be the acquisition date. This purchase is considered to constitute a business combination for accounting purposes.

The drilling unit has been valued at fair value separately from the attached drilling contract. Drilling unit valuations are derived from the assessment of a variety of valuation techniques and inputs.  These include assessing comparable market transactions and considering implied earnings multiples, replacement values and current construction costs to arrive an an estimated fair value.

The fair value of the attached drilling contract has been assessed separately.  The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.  An estimate of prevailing market rates was obtained from independent brokers and cross checked against the Company’s own view on prevailing market rates.

The unfavorable contract acquired is amortized over the estimated length of the contract, including extension periods, and is presented in the Statement of Operations within other revenues. Subsequent to the acquisition, the drilling rig has been renamed the West Eclipse.

The fair values of net assets acquired were as follows:

(In US$ millions)	January 3, 2013

Fair value of net assets acquired:
Drilling units	698
Unfavorable contract – Other current liabilities	(27)
Unfavorable contract – Other non-current liabilities	(81)
Net assets acquired	590

Fair value of consideration	590

In the Consolidated Statement of Operations $194 million of West Eclipse revenue and a net income of $42 million have been included since the acquisition date up until December 31, 2013.

Consolidation of Asia Offshore Drilling Ltd (AOD)

On March 25, 2013, we and the other major shareholder in AOD, Mermaid Maritime Plc, signed a shareholder resolution that changed the board of directors composition in favor of the Company. Based on this change as of March 25, 2013 we obtained control of the board of directors and also own 66.18% of the outstanding shares. As a result of obtaining control, we have consolidated the results and financial position of AOD from this date This event is considered to constitute a business combination achieved in stages in accordance with US GAAP. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the high specification jack-up market.

The drilling unit has been valued at fair value separately from the attached drilling contract. Drilling unit valuations are derived from the assessment of a variety of valuation techniques and inputs.  These include assessing comparable market transactions and considering implied earnings multiples, replacement values and current construction costs to arrive at an estimated fair value. For newbuilds we have made an estimation of the remaining contractual payments for newbuilds under construction.

The fair value of the attached drilling contract has been assessed separately.  The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates. The contract was deemed to be at prevailing market rates and as such no intangible asset or liability was recognized.

The estimated fair value of the non-controlling interest and the previously held equity investment have been determined based on the quoted share price for AOD at the time of the acquisition.

The fair values of net assets acquired, the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

(In US$ millions)	March 25, 2013

Cash and cash equivalents	1
Current assets	1
Drilling units	633
Non-current assets	633
Construction obligation	(316)
Other current liabilities	(8)
Current liabilities	(324)
Non-current liabilities	—
Net assets acquired	310

Net book value of equity investment	185
Fair value of previously held equity investment	195
Gain on re-measurement of previously held equity investment	10

Fair value of establishment of non-controlling interest	100

Bargain purchase
Fair value of establishment of non-controlling interest	100
Fair value of previously held equity investment	195
Total	295

Net assets acquired	310
Gain on bargain purchase	15

The Company recognized a bargain purchase gain on this acquisition as a result of the market capitalization of AOD being lower than the net assets at the time of acquisition.

In the consolidated statement of operations $75 million of AOD revenue and a net income of $37 million have been included since the acquisition date up until December 31, 2013.

Consolidation of Sevan Drilling ASA

On June 26 and 27, 2013 we entered into arrangements to purchase an additional 120,065,464 shares in Sevan Drilling ASA ("Sevan") at an average price of NOK 3.9311, for a total of $78 million. This transaction was settled on July 2, 2013. The increased interest in Sevan allows us to expand our fleet of deepwater drilling units. Following these additional share acquisitions we obtained control of 50.1% of the total outstanding shares of Sevan through direct ownership and our existing interest in forward share purchase agreements which result in a controlling financial interest under US GAAP. As a result of obtaining a controlling financial interest, we have consolidated the results and financial position of Sevan from July 2, 2013 which has been determined to be the acquisition date. The acquisition is considered to constitute a business combination achieved in stages.

The drilling unit has been valued at fair value separately from the attached drilling contract. Drilling unit valuations are derived from the assessment of a variety of valuation techniques and inputs.  These include assessing comparable market transactions and considering implied earnings multiples, replacement values and current construction costs to arrive at an estimated fair value.

The fair value of any attached drilling contracts has been assessed separately.  The contracts were valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates.  An estimate of prevailing market rates was obtained from independent brokers and cross checked against the Company’s own view on prevailing market rates.

The unfavorable contracts for Sevan Driller and Sevan Brasil are amortized over the remaining contract periods resulting in approximately $20 million per quarter in total. The unfavorable contract for Sevan Louisiana will start amortizing when the contract commences with approximately $1 million per quarter for the fixed contract period.

The fair value of the non-controlling interest and the previously held equity investment have been determined based on the quoted share price for Sevan at the time of the acquisition. Additionally the Company recognized a gain of $8 million as a result of measuring at fair value its 29.9% equity interest in Sevan Drilling held before obtaining a controlling financial interest. The gain is reported as a separate line "Gain on re-measurement of previously held equity interest" in the consolidated statement of operations.

The fair value of trade and other receivables is $49 million and includes trade receivables with a fair value of $24 million. This amount is also the gross contractual amount for trade receivables. All other assets and liabilities book values have been estimated to equal fair values at the date of acquisition.

The Company recognized a bargain purchase gain of $17 million as a result of this acquisition. The gain is reported as a separate line "Gain on bargain purchase" in the consolidated statement of operations. The bargain purchase gain is a result of the the market capitalization of Sevan Drilling being lower than the net assets at the time of the acquisition.

In the consolidated statement of operations $169 million of Sevan revenue and a net income of $31 million have been included since the acquisition date up until December 31, 2013.

The preliminary fair values of net assets acquired including the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

(In US$ millions)	July 2, 2013

Cash and cash equivalents	54
Restricted cash	63
Trade and other receivables	49
Current assets	166
Drilling units	1,246
Newbuildings	1,227
Deferred income tax asset	76
Valuation allowance income tax asset	(76)
Other non-current assets	1
Non-current assets	2,474
Total assets	2,640

Current portion of long-term debt	(112)
Trade and other payables	(115)
Construction obligation	(923)
Unfavorable contracts	(79)
Other current liabilities	(26)
Current liabilities	(1,255)
Long-term interest bearing debt	(703)
Unfavorable contracts	(257)
Other non-current liabilities	(16)
Non-current liabilities	(976)
Total liabilities	(2,231)
Net assets acquired	409

Net book value of equity investment	109
Fair value of previously held equity investment	117
Gain on re-measurement of previously held equity investment	8

Fair value of establishment of non-controlling interest	197

Bargain purchase
Fair value of consideration transferred	78
Fair value of establishment of non-controlling interest	197
Fair value of previously held equity investment	117
Total	392

Net assets acquired	409
Gain on bargain purchase	17

The fair value of the assets and liabilities summarized above are preliminary pending finalization of the Company’s acquisition accounting exercise. The Company believes that the preliminary allocations provide a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Final determination of the fair value may result in further adjustments.

As a result of our increased ownership interests in Sevan during the quarter, we were required to make a mandatory offer in accordance with the Oslo Stock Exchange rules for the remaining outstanding shares in Sevan for NOK 3.95. This mandatory offer period expired on August 23, 2013. As a result of the offer, we obtained an additional 47,394 shares, bringing our total interest in Sevan to 297,941,358 shares, or 50.11% of the total outstanding shares.

Acquisitions in 2012

There were no business acquisitions in the year ended December 31, 2012.

Acquisitions in 2011

In January 2011, our then subsidiary Archer acquired Universal Wireline for $26 million on a debt and cash free basis, however Universal Wireline was deconsolidated with Archer in February 2011.

Note 13 – Restricted cash

Restricted cash includes:

(In US$ millions)	December 31, 2013	December 31, 2012
CIRR deposits (1)	197	270
Margin calls related to share forward agreements	72	69
Restricted deposit related to loan facility	—	5
Tax withholding deposits	49	58
Total restricted cash	318	402
Long-term restricted cash (related to CIRR deposits and loan facility)	150	218
Short-term restricted cash	168	184

(1) CIRR deposits are cash deposited with commercial banks, which match Commercial Interest Reference Rate ("CIRR") loans from Eksportfinans ASA, the Norwegian export credit agency (See Note 23 to the consolidated financial statements included herein). The deposits are used to make repayments of the CIRR loans.

Note 14 – Marketable securities

Marketable securities held by the Company are equity securities considered to be available-for-sale securities or trading securities.

(In US$ millions)	December 31, 2013	December 31, 2012
Original cost	544	128
Cumulative unrealized gain on marketable securities	538	205
Carrying value	1,082	333

During 2012 we owned a 23.6% share in SapuraCrest Petroleum Bhd, which was accounted for using the equity method. On May 17, 2012 SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged resulting in dilution of our shareholdings from 23.6% to 11.8% and therefore we recognized a gain of $169 million which is included in in our consolidated statement of operations. The investment was consequently transferred from investment in associated companies to an investment accounted for at fair value as an available-for-sale security. Additionally during 2012 we further reduced our ownership share to 6.4% through a sale of shares and therefore we recognized a gain of $84 million which is included in the consolidated statement of operations.

On April 30, 2013, as part of the consideration for the sale of certain tender rigs to SapuraKencana, we received 400.8 million shares in SapuraKencana, increasing our shareholding from 6.4% to 12.0%.

On September 18, 2013, we entered into a financing arrangement whereby a proportion of our holding of SapuraKencana shares have been pledged as security for the contractual period which extends beyond the next 12 months. Accordingly, these pledged shares have been reclassified as long term marketable securities in the balance sheet. See Note 32 to the consolidated financial statements included herein.

The net cumulative unrealized holding gains as of December 31, 2013 amounted to $538 million (December 31, 2012: $205 million.). This represents the unrealized gain on our SapuraKencana investment recorded in accumulated other comprehensive income in the balance sheet.

As at December 31, 2013, marketable securities held by us include approximately 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 12% of SapuraKencana .

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Ensco	Petromena	Golden Close	Sapura Kencana	Total
Net book value at December 31, 2011	4	4	16	—	24
Additions	—	—	—	237	237
Fair Market value adjustments recognized via OCI	—	—	—	84	84
Release of OCI into profit & loss	—	—	(1)	(84)	(85)
Realization of historic cost	(4)	—	(15)	(113)	(132)
Historic cost at December 31, 2012	—	4	—	124	128
Cumulative Fair Market value adjustments recognized via OCI	—	—	—	205	205
Net book value at December 31, 2012	—	4	—	329	333
Marketable securities short-term	—	4	—	329	333
Marketable securities long-term	—	—	—	—	—

Market value of shares acquired on disposal of tender rig division	—	—	—	416	416
Historic cost at December 31, 2013	—	4	—	540	544
Cumulative Fair Market value adjustments recognized via OCI	—	—	—	538	538
Net book value at December 31, 2013	—	4	—	1,078	1,082
Marketable securities short-term	—	4	—	412	416
Marketable securities long-term	—	—	—	666	666

Note 15 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2013 was $27 million (2012: $13 million).

The Company did not recognize any bad debt expense in 2013, 2012, or 2011, but has instead reduced contract revenue for the disputed amounts.

Note 16 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2013	December 31, 2012
Prepaid expenses	43	89
Deferred charges	38	24
Accrued revenue	43	15
Unrealized gains on derivative contracts	9	7
Reimbursable amounts due from customers	59	49
Favorable contracts	—	2
Deferred mobilization cost	57	51
Other current assets	114	72
Total other current assets	363	309

Note 17 – Investment in associated companies

The Company has the following investments that are or have been recorded using the equity method for the periods presented in these financial statements:

	December 31, 2013	December 31, 2012	December 31, 2011
SapuraKencana Berhad ("SapuraKencana")	*	*	23.6%
Varia Perdana Sdn Bhd ("Varia Perdana")	—%	49.0%	49.0%
Tioman Drilling Company Sdn Bhd ("Tioman Drilling")	—%	49.0%	49.0%
Archer Ltd ("Archer")	39.9%	39.9%	39.9%
Asia Offshore Drilling Ltd ("AOD")	*	66.2%	33.8%
Sevan Drilling ASA ("Sevan Drilling")	*	28.5%	28.5%
Seabras Sapura Participacoes SA ("Seabras Sapura Participacoes")	50.0%	50.0%	—%
Seabras Sapura Holdco Ltd ("Seabras Sapura Holdco")	50.0%	50.0%	—%
Itaunas Drilling B.V. ("Itaunas Drilling")	30.0%	30.0%	—%
Camburi Drilling B.V. ("Camburi Drilling")	30.0%	30.0%	—%
Sahy Drilling B.V. ("Sahy Drilling")	30.0%	30.0%	—%
* During these periods the relevant investment is no longer accounted for under the equity method

SapuraKencana
SapuraKencana is a company listed on the Malaysian stock exchange, which provides drilling and related services to offshore oil and gas industries in Malaysia and other countries.
In 2012, the Company's ownership share in SapuraKencana was reduced from 23.5% to 11.8% when SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged to form SapuraKencana, resulting in a dilution of our shareholdings. Our shareholding was further reduced to 6.4% as at December 31, 2012 due to the sale of additional shares. As result of these ownership changes in 2012, the investment became accounted for as available-for-sale marketable security. See Note 14 to the consolidated financial statements included herein.

Varia Perdana and Tioman Drilling
Varia Perdana is a company incorporated in Malaysia, which operates a fleet of tender rigs. It was 51% owned by SapuraKencana and 49% owned by the Company. The Company sold its share to SapuraKencana in April 2013 as part of the disposal of tender rigs to SapuraKencana, see Note 11 to the consolidated financial statements included herein.
Tioman Drilling is a company incorporated in Malaysia, which provides well services. It was 51% owned by SapuraKencana. and 49% owned by the Company. The Company sold its share to SapuraKencana in April 2013 as part of the disposal of tender rigs to SapuraKencana, see Note 11 to the consolidated financial statements included herein.
In the 12 months ended December 31, 2013, the Company received dividends of $15 million relating to Varia Perdana and Tioman Drilling. (2012: $18 million).

Archer
Archer is a company listed in Oslo Stock Exchange and provides drilling and well services. Prior to February 2011, Archer was a consolidated subsidiary. In February 2011, we deconsolidated Archer and as a result, Archer is accounted for as an associated company. See Note 11 to the consolidated financial statements included herein.
On February 8, 2013, we were allocated 82,003,000 shares in the private placement of Archer, amounting to a value of $98 million. In addition, as consideration for acting as an underwriter to the placement, the Company received another 2,811,793 shares, amounting to a value of $3 million. The consideration for the shares was settled against the existing $55 million loan to Archer, with the remainder of the consideration funded by a $43 million loan from Archer, which was repaid on February 27, 2013. See Note 31 to the consolidated financial statements included herein. As of December 31, 2013 we held 39.9% of the outstanding shares of Archer.
In conjunction with the private placement of Archer on February 8, 2013 the Company also provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million with a guarantee fee of 1.25%.

On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 31, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

AOD
AOD is a company incorporated in Bermuda that owns and operates three high specification jack up drilling rigs. In addition to the Company's investment, the Company was responsible for the construction supervision, project and commercial management of AOD's drilling rigs.
During 2012 the Company's ownership in AOD increased from 33.8% to 66.2%, and though the Company had 66.2% ownership in AOD, the Company did not have control and therefore, AOD continued to be an equity method investment of the Company as of December 31, 2012.
On March 12, 2013 we participated in Asia Offshore Drilling’s private placement and were allocated 13.2 million shares worth $67 million. This was settled by converting debt into shares.
In March 2013 a shareholder resolution changed the board of directors composition of AOD in which the Company gained control of a majority of the board of directors, and as a result, AOD became a consolidated subsidiary of the Company from March 25, 2013, and AOD was derecognized as an associated company. See Note 12 to the consolidated financial statements included herein.

Sevan Drilling
Sevan Drilling is a Norwegian public limited liability company (ASA), and is listed on the Oslo Stock Exchange specializing in the ultra deepwater drilling segment.
On February 7, 2013, the Company was allocated and subscribed for 81,828,500 additional shares in Sevan Drilling at a subscription price of NOK $3.95 as part of a private placement. This increased our ownership to approximately 29.9%
On June 26 and 27, 2013 the Company entered into agreements with a commercial bank to acquire a total of 120,065,464 additional shares in Sevan Drilling at an average price of NOK 3.9311. These agreements were settled on July 2, 2013. After settlement on July 2, 2013 of these additional share purchases, the Company had direct ownership in shares or ownership interests through existing share forward purchase agreements in 50.1% of the total outstanding shares in Sevan Drilling. As a result of the increased ownership, the Company obtained a controlling financial interest and Sevan Drilling became a consolidated subsidiary from July 2, 2013 and Sevan Drilling was derecognized as an associated company. See Note 12 to the consolidated financial statements included herein.

Seabras Sapura Participacoes and Seabras Sapura Holdco
Seabras Sapura Participacoes SA is a company incorporated in Brazil, which is currently constructing one pipelying vessel. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by the Company.
The Company has provided yard guarantees in relation to the Seabras Sapura Participacoes pipelying vessel of EUR47 million, which have been provided on a 50:50 basis with TL Offshore. The guarantee continues to be in place until the yard obligations have been fulfilled, which is expected to be in 2015.
Seabras Sapura Holdco Ltd is a company incorporated in Bermuda, which is currently constructing two pipelying vessels. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by the Company. During 2013 a further three pipelying vessels have been ordered.
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipelying vessels totaling $625 million, which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2014 for the first two vessels, and 2016 for the final three vessels.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling
Itaunas Drilling BV is a company incorporated in Holland, which is currently constructing a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Company.
Camburi Drilling BV is a company incorporated in Holland, which is currently constructing a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Company.
Sahy Drilling BV is a company incorporated in Holland, which is currently constructing a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Company.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2013
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Archer	594	1,201	476	684
Seabras Sapura Participacoes	12	129	3	112
Seabras Sapura Holdco	—	219	—	219
Itaunas Drilling	1	161	44	108
Camburi Drilling	1	199	95	91
Sahy Drilling	1	155	40	103
Total	609	2,064	658	1,317

	December 31, 2012
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Varia Perdana	98	154	37	—
Tioman	82	1	61	—
Archer	639	1,945	685	972
AOD	32	141	6	—
Sevan Drilling	133	1,586	266	791
Seabras Sapura Participacoes	—	42	—	—
Seabras Sapura Holdco	—	117	—	117
Itaunas Drilling	5	114	109	—
Camburi Drilling	4	121	113	—
Sahy Drilling	2	109	66	36
Total	995	4,330	1,343	1,916

Summarized statement of operations information for the Company's equity method investees is as follows:

	Year ended December 31, 2013
(In US$ millions)	Operating revenues	Net operating income	Net income
Archer	2,041	(438)	(519)
Seabras Sapura Participacoes	—	(2)	(1)
Seabras Sapura Holdco	—	—	(1)
Itaunas Drilling	—	—	—
Camburi Drilling	—	—	—
Sahy Drilling	—	—	—
Total	2,041	(440)	(521)

	Year ended December 31, 2012
(In US$ millions)	Operating revenues	Net operating income	Net income
Varia Perdana	106	85	83
Tioman	157	12	6
Archer	2,191	(322)	(375)
AOD	—	(2)	(2)
Sevan Drilling	173	11	(12)
Seabras Sapura Participacoes	—	—	(1)
Seabras Sapura Holdco	—	—	—
Itaunas Drilling	—	—	—
Camburi Drilling	—	—	—
Sahy Drilling	—	(1)	(1)
Total	2,627	(217)	(302)

	Year ended December 31, 2011
(In US$ millions)	Operating revenues	Net operating income	Net income
SapuraCrest	866	166	147
Varia Perdana	119	96	96
Tioman	190	(2)	(4)
Archer	1,855	(16)	(77)
AOD	—	(4)	(4)
Sevan Drilling	116	8	(50)
Total	3,146	248	108

At the year-end the book values of the Company's investment in associated companies are as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
Tioman	—	7
Varia Perdana	—	108
Archer	8	121
AOD	—	117
Sevan Drilling	—	66
Seabras Sapura Participacoes	12	21
Seabras Sapura Holdco	109	59
Itaunas Drilling	3	3
Camburi Drilling	4	4
Sahy Drilling	4	3
Total	140	509

The quoted market value for Archer as at December 31, 2013, was $189 million. Quoted market prices for all our other equity investments are not available because these companies are not publicly traded.

At year-end the share of recorded equity in the statutory accounts of the Company's associated companies are as follows:

(In US$ millions)	December 31, 2013	December 31, 2012	December 31, 2011
SapuraCrest	—	—	124
Tioman	—	10	5
Varia Perdana	—	105	96
Archer	253	370	514
AOD	—	110	57
Sevan Drilling	—	189	188
Seabras Sapura Participacoes	13	22	—
Seabras Sapura Holdco	—	—	—
Itaunas Drilling	3	3	—
Camburi Drilling	4	4	—
Sahy Drilling	4	3	—
Total	277	816	984

Note 18 – Newbuildings

(In US$ millions)	December 31, 2013	December 31, 2012
Opening balance	1,882	2,531
Additions	4,930	1,267
Capitalized interest and loan related costs	95	76
Re-classified as Drilling Units	(3,335)	(1,992)
Disposal of Tender rigs	(153)	—
Closing balance	3,419	1,882

Note 19 – Drilling units

(In US$ millions)	December 31, 2013	December 31, 2012
Cost	20,979	15,177
Accumulated depreciation	(2,986)	(2,283)
Disposals	(800)	—
Net book value	17,193	12,894

Depreciation and amortization expense was $703 million, $608 million and $547 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 20 – Equipment

Equipment consists of office equipment, furniture and fittings.

(In US$ millions)	December 31, 2013	December 31, 2012
Cost	79	62
Accumulated depreciation	(30)	(22)
Net book value	49	40

Depreciation and amortization expense was $8 million, $7 million and $16 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 21 – Goodwill and other intangible assets and liabilities

Goodwill

The goodwill balance and changes in the carrying amount is as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
Net book balance at January 1	1,320	1,320
Disposal of tender rigs	(120)	—
Net book balance of December 31	1,200	1,320

In the years ended December 31, 2013, 2012 and 2011 no impairment losses were recognized. See Note 11 to the consolidated financial statements included herein for the goodwill disposed due to sale of tender rigs.

Intangibles

Intangible assets/liabilities relate to favorable/unfavorable contracts which are recorded at fair value at the date of acquisition. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated unfavorable contract values have been recognized and amortized over the terms of the contracts, ranging from two to five years. The gross carrying amounts and accumulated amortization were as follows:

	December 31, 2013			December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Favorable contracts - intangible assets
Balance at beginning of period	51	(49)	2	51	(37)	14
Amortization of favorable contracts	—	(2)	(2)	—	(12)	(12)
Derecognition of fully amortized contracts	(51)	51	—	—	—	—
Balance at end of period	—	—	—	51	(49)	2

Unfavorable contracts - intangible liabilities
Balance at beginning of period	—	—	—	—	—	—
Additions	444	—	444	—	—	—
Amortization of unfavorable contracts	—	(67)	(67)	—	—	—
Balance at end of period	444	(67)	377	—	—	—

We amortize the favorable and unfavorable contracts as revenue or reduction to revenue over the contract term. This is recognized within other revenues in the consolidated statement of operations. The table below shows the amounts relating to favorable and unfavorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2014	2015	2016	2017	2018	Total
Amortization of unfavorable contracts	109	109	109	50	—	377

Note 22 – Other non-current assets

 Other non-current assets consist of the following:

(In US$ millions)	December 31, 2013	December 31, 2012
Deferred charges	114	74
Deferred tax effect of internal transfer of assets	131	140
Deferred mobilization costs	65	118
Deferred consideration (1)	142	—
Accrued revenue	155	60
Other	5	10
Total other non-current assets	612	402

(1) Deferred consideration is related to the sale of the tender rig business. See Note 11 to the consolidated financial statements included herein.

Deferred charges represent debt arrangement fees that are capitalized and amortized into interest expense over the life of the debt instrument.

(In US$ millions)	December 31, 2013	December 31, 2012
Debt arrangement fees	338	241
Accumulated amortization	(186)	(143)
Total book value	152	98
Less: Short-term amount	(38)	(24)
Long-term amount	114	74

Amortization for the period	43	30

Note 23 – Long-term debt

As of December 31, 2013 and 2012, the Company had the following debt:

(In US$ millions)	December 31, 2013	December 31, 2012
Credit facilities:
$800 facility	—	227
$170 facility	—	83
$100 facility	—	69
$1,500 facility	706	882
$1,200 facility	733	867
$700 facility	490	560
$1,121 facility	72	1,019
$2,000 facility (North Atlantic Drilling)	1,503	1,750
$400 facility	320	360
$550 facility	440	495
$900 facility	—	731
$440 facility	293	101
$450 facility	450	—
$1,450 facility	1,390	—
$360 facility (Asia Offshore Drilling)	345	—
$300 facility	234	—
$1,750 facility (Sevan Drilling)	1,400	—
$150 facility	150	—
$450 facility	450	—
Total credit facilities	8,976	7,144

Ship Finance International Loans
$700 facility	—	397
$1,400 facility	—	822
$420 facility	387	—
$375 facility	362	—
$390 facility	383	—
$475 facility	—	—
Total Ship Finance International Loans	1,132	1,219

Unsecured bonds and convertible bonds
Unsecured bonds	2,584	1,567
Convertible bonds	577	561
Total unsecured bonds and convertible bonds	3,161	2,128

Other credit facilities with corresponding restricted cash deposits	197	270
Total debt	13,466	10,761
Less: current portion	(1,566)	(2,066)
Long-term portion	11,900	8,695

The outstanding debt as of December 31, 2013 is repayable as follows:

(In US$ millions)	December 31, 2013
2014	1,566
2015	2,608
2016	1,586
2017	3,299
2018	2,321
2019 and thereafter	2,159
Effect of amortization of convertible bond	(73)
Total debt	13,466

Credit facilities

$800 million term loan and revolving credit facility
In August 2005, the Company entered into a $300 million term loan and revolving credit facility with a syndicate of banks to partly fund the acquisition of two semi-submersible rigs, West Eminence and West Phoenix, which have been pledged as security. The facility was amended and increased in 2006 to $800 million. The facility was amended again in 2011 due to West Phoenix being moved to North Atlantic Drilling Ltd. The net book value at December 31, 2013 of the West Eminence is $607 million. The facility consists of two tranches, and bears interest at LIBOR plus 1.70% and 3.50% per annum. As of December 31, 2013, the outstanding balance was nil, as compared to $227 million in 2012. The final repayment of $183 million was paid in December 2013 and the West Eminence was refinanced with a new $450 million facility, see further discussion below.
$170 million loan facility
In February 2007, the Company entered into a sale and leaseback agreement for the jack-up rig West Prospero with Rig Finance II Ltd, at that time a subsidiary of Ship Finance International Limited. In February 2007 Rig Finance II Ltd entered into a $170 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Prospero, which has been pledged as security. In June 2011, the Company acquired all the shares of Rig Finance II Limited. The facility bore interest at LIBOR plus 0.90% to 1.20% per annum depending on the ratio of market value to loan, and was repayable over a term of six years. On June 27, 2013, we repaid in full the amount outstanding relating to the this facility.

$100 million revolving credit facility
In April 2008, the Company entered into a $100 million revolving credit facility with two banks to partly fund the acquisition of the tender rig T-11, which was pledged as security. The facility had an interest at a fixed rate of 3.03% per annum and was repayable over a term of six years. On April 30, 2013, this facility was repaid in full as part of the disposal of our tender rigs to SapuraKencana.

$1,500 million senior secured credit facility
In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agencies, to partly fund the acquisition of the West Capella, West Sirius, West Ariel and West Aquarius, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,721 million. The facility bears interest at LIBOR plus 3.31% per annum and is repayable over a term of five years. The outstanding balance at December 31, 2013 was $706 million, as compared to $882 million in 2012. At maturity a balloon payment of $662 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

On February 21, 2014, Seadrill Partners, our subsidiary, entered into a term loan B agreement for $1.8 billion due in February 2021 in which the proceeds have been used to repay this facility in full. As a result a portion of this facility due has been reclassified to long-term debt as at December 31, 2013. See Note 36 to the consolidated financial statements included herein.

$1,200 million senior secured term loan
In June 2010, the Company entered into a $1,200 million senior secured facility with a group of commercial lending institutions and export credit agencies. The ultra-deepwater semi-submersible drilling rig West Orion, the ultra-deepwater drillship West Gemini and the tender rig West Vencedor have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,426 million. The facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2013, was $733 million, as compared to $867 million in 2012. At maturity a balloon payment of $567 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,085 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2013, the outstanding balance was $490 million, as compared to $560 million in 2012. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility as of December 31, 2013.

$1,121 million senior secured credit facility
In January 2011, the Company entered into a $1,121 million senior secured credit facility with a bank to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which both have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $1,205 million. The facility bears interest at LIBOR plus a margin between 2.25% and 3.00% per annum, and is repayable over a term of seven years. The facility was fully drawn as of December 31, 2013 with a balance of $912 million, as compared to $1,019 million in 2012. At maturity a balloon payment of $498 million is due.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the portion of the facility related to Metrogas of $840 million has accordingly been reclassified as debt due to related parties on the consolidated balance sheet, leaving the remaining $72 million in long-term debt. See Note 31 to the consolidated financial statements included herein.

On February 21, 2014, subsequent to the year end, Seadrill Partners, our subsidiary, entered into a term loan B agreement for $1.8 billion due in February 2021 in which part of the proceeds have been used to repay the West Leo portion of this facility, which totaled $473 million as at December 31, 2013, of which the related party portion of this due to Metrogas was $436 million. See Note 36 to the consolidated financial statements included herein. We do not have any undrawn capacity on this facility at year end.

$2,000 million senior secured credit facility
In April 2011, our subsidiary North Atlantic Drilling Ltd entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $2,377 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2013, the outstanding balance was $1,503 million, as compared to $1,750 million in 2012. At maturity a balloon payment of $920 million is due. We had $80 million undrawn under this facility as of December 31, 2013, which bears a commitment fee of 40% of the margin.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2013 of the units pledged as security is $708 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2013, the outstanding balance was $320 million, as compared to $360 million in 2012. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility as December 31, 2013.

$550 million senior secured term loan and revolving credit facility
In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which has been pledged as security. The net book value at December 31, 2013 of the unit pledged as security is $785 million. The facility has a five year term and bears interest at LIBOR plus 1.50% to 2.25% per annum. As of December 31, 2013, the outstanding balance was $440 million, as compared to $495 million in 2012. At maturity a balloon payment of $275 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$900 million senior secured term loan
In July 2012, the Company refinanced its $585 million loan and entered into new $900 million senior secured credit facility with a group of commercial lending institutions, comprised of a term loan in the amount of $375 million, a term loan in the amount of $150 million, and a revolving facility in the amount of $375 million. This facility had a five year term, and was repayable in quarterly installments of $18.8 million for the first three installments, followed by quarterly installments of $22.5 million thereafter, with a balloon payment of $484 million due at maturity. The facility bears interest at LIBOR plus a margin. The tender rigs West Alliance, West Berani, West Menang, West Pelaut, West Setia, West Jaya, West Esperanza and T-12 were pledged as security. On April 30, 2013, the $900 million facility was repaid in full as part of the disposal of our tender rigs to SapuraKencana.

$440 million secured credit facility
In December 2012, the Company entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs under construction. As of December 31, 2013 we have drawn $320 million on the facility and the T-15, T-16, and West Telesto have been pledged as security, while the tranche for West Oberon was cancelled due to other funding opportunities for this rig which is explained later below. The net book values at December 31, 2013 of the units pledged as security is $488 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2013 was $293 million, as compared with $101 million in 2012. At maturity a balloon payment of $166 million is due. We do not have any undrawn capacity on this facility as of December 31, 2013.

$450 million senior secured credit facility
On December 21, 2012, we entered into and drew down on a new $450 million senior secured credit facility, which was entered into with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig has been pledged as security and has a net book value of $678 million as at December 31, 2013. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we refinanced this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. As of December 31, 2013, the outstanding balance was $450 million as compared to nil in 2012. We do not have any undrawn capacity on this facility as of December 31, 2013.

$1,450 million senior secured credit facility
On March 20, 2013, we entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. On May 1, 2013 we drew down the first tranche of the $1,450 million facility, relating to the West Auriga, and on June 28, 2013 we drew down the second tranche relating to the West Vela. On October 18, 2013 we drew down the final tranche relating to the West Tellus. The facility has a final maturity in 2025, with the commercial tranche due for renewal in 2018, and bears an interest of LIBOR plus a margin in the range of 1.20% to 3.00%. The West Auriga, West Vela, and West Tellus have been pledged as security. The net book values of the West Auriga, West Vela, and West Tellus are $742 million, $703 million and $616 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$360 million senior secured credit facility
On April 10, 2013, our subsidiary Asia Offshore Drilling Ltd entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD I, AOD II and AOD III, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. The first drawdown of $205 million was made on April 15, 2013, relating to AOD I and AOD II. On July 17, 2013, a further drawdown of $155 million was made relating to AOD II and the delivery of AOD III. As at December 31, 2013 the rigs have a net book value of $231 million, $225 million and $234 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$300 million senior secured credit facility
On July 16, 2013, we entered into a new $300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor have been pledged as security, and bears interest of LIBOR plus a margin of 3.00% , and matures in 2023. On August 23, 2013 we drew down $120 million on delivery of the West Tucana. On November 8, 2013 we drew down $120 million on delivery of the West Castor. As at December 31, 2013 the net book values of the West Tucana and West Castor were $208 million and $217 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$150 million senior secured credit facility
On October 22, 2013, we entered into a new $150 million secured credit facility with a bank. The West Oberon and the West Prospero has been pledged as security, bears interest of LIBOR plus a margin of 0.75%, and matures in June 2014. As at December 31, 2013 the net book value of the West Oberon and West Prospero were $211 million and $171 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2013.

$450 million senior secured credit facility
On December 13, 2013, we entered into a new $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, bears interest of LIBOR plus a margin of 1.75% and matures in June 2016. This facility replaces the existing $800 million facility, which had an outstanding balance of $194 million and was fully repaid on December 19, 2013. As at December 31, 2013 the net book value of the West Eminence was $607 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

Sevan Drilling credit facilities
As a result of our acquisition of Sevan Drilling ASA on July 2, 2013, the following facilities were included in our consolidated financial statements as of that date:
$525 million facility
This facility was signed December 23, 2010 with a syndicate of banks and financial institutions. The Sevan Brasil was pledged as security, bore interest of LIBOR plus a margin of 4.75%, with a maturity date in July 2018. This facility has been repaid during 2013 as discussed below.

$480 million facility
This facility was signed March 8, 2011 with a syndicate of banks and financial institutions. The Sevan Driller was pledged as security, bore interest of LIBOR plus a margin of 4.30%, with a maturity date in July 2016. This facility has been repaid during 2013 as discussed below.
$1,750 million secured credit facility
On September 27, 2013 subsidiaries of Sevan Drilling entered into a new $1,750 million bank facility with a syndicate of banks and export credit agencies. The facility consists of two tranches in the amounts of $1,400 million and $350 million. On October 23, 2013 the first tranche of $1,400 million was drawn and was used to repay the existing credit facilities related to Sevan Driller and Sevan Brasil (noted above) and to settle the remaining installment and other amounts for the delivery of Sevan Louisiana. The Sevan Driller, Sevan Brasil and Sevan Louisiana have been pledged as security. The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.90%. As at December 31, 2013 the net book of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $611 million, $614 million and $624 million respectively. At December 31, 2013, the tranche for $350 million is reserved subject to conditions in the agreement for the final yard installment and delivery of Sevan Developer and has not been drawn upon, which bears a commitment fee of 40% of the margin.

Ship Finance International Loans

SFL West Polaris
On December 28, 2012 SFL West Polaris Limited entered into a $420 million term loan facility with a syndicate of banks to refinance the existing $700 million secured term loan facility. The new facility has a term of five years and bears interest of LIBOR plus a margin of 3.00%. At December 31, 2013, the outstanding balance under the facility was $387 million, as compared to $397 million in 2012. The net book value at December 31, 2013 of the West Polaris pledged as security is $577 million. We do not have any undrawn capacity on this facility as of December 31, 2013.

SFL Deepwater Ltd and SFL Hercules Ltd
In September 2008, SFL Deepwater Ltd entered into a $1,400 million secured term loan facility with a syndicate of banks to partly fund the acquisition of West Taurus and West Hercules, which have been pledged as security. The facility had an interest at LIBOR plus 1.40% per annum and was repayable over a term of five years. The facility has been repaid in full as discussed further below.

On May 24, 2013, the Hercules tranche of the $1,400 million facility was refinanced and replaced by a new $375 million facility, with a syndicate of banks and financial institutions. The new facility is secured by the West Hercules, which has a net book value of $617 million as of December 31, 2013. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. As of December 31, 2013, the outstanding balance under the facility is $362 million. We do not have any undrawn capacity on this facility at year end.

On October 31, 2013, the Taurus tranche of the $1,400 million facility was refinanced and replaced with a new $390 million facility with a syndicate of banks and financial institutions. The new facility is secured by the West Taurus, which has a net book value of $458 million as at December 31, 2013. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 2.50%. As of December 31, 2013, the outstanding balance under the facility is $383 million. We do not have any undrawn capacity on this facility at year end.

SFL Linus Ltd
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. The facility was fully drawn subsequent to the year end on February 18, 2014, on the date of delivery of West Linus. The proceeds were used to pay the final yard installment. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. We do not have any undrawn capacity on this facility at year end.

Unsecured Bonds and convertible bonds

$350 million fixed interest rate bond
In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. The bond bears a fixed interest rate of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As of December 31, 2013, the outstanding balance was $342 million, as compared to $342 million in 2012.

3.375% Convertible Bonds due 2017
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into the Company's common shares at any time up to 10 banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $29.2103 as at December 31, 2013. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017.

The bond equity component is amortized over the maturity term, and is recognized within interest expense in the consolidated statement of operations. The convertible bonds are tradable, and their market price as of December 31, 2013 was 150% of the nominal value. If the bonds were converted into shares at the current conversion price of $29.2103, a further 22,252,425 new shares would be issued.

NOK1,250 million floating interest rate bond
In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of a two year senior unsecured bond, with a maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond was repaid in full on the maturity date.

$1,000 million fixed interest bond
In September 2012, the Company raised $1,000 million through the issue of a 5 year bond which matures in September 2017. Interest on the bonds bears a fixed interest rate of 5.625% per annum, payable semi-annually in arrears. Subsequent to December 31, 2013, the interest rate increased by 50bps in March 2014 as the Company remained unrated.

NOK1,800 million floating interest rate bonds
On March 5, 2013 the Company issued a NOK1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum. The bond was subsequently swapped to US$ with a fixed rate of 4.94% per annum until maturity.

$500 million fixed interest bond
On September 20, 2013, the Company issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.13% per annum. Subsequent to December 31, 2013, the interest rate increased by 50bps in March 2014 as the Company remained unrated.

NOK1,500 million floating interest rate bonds
On October 17, 2013, our subsidiary, North Atlantic Drilling issued a NOK1,500 million senior unsecured bond issue with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.40% per annum. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity.

Commercial Interest Reference Rate (CIRR) Credit Facilities

In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2013 was $49 million (NOK300 million), $72 million, in 2012.

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2013 was $52 million (NOK319 million), $77 million, in 2012.

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of 12 years. The outstanding balance at December 31, 2013 was $96 million (NOK590 million), $121 million, in 2012.

In connection with the above three CIRR fixed interest term loans totaling $197 million (NOK1,499 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the consolidated balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

Covenants on loans and bonds
Bank Loans
In addition to security provided to lenders in the form of pledged assets, bank loan agreements generally contain financial covenants, of which the primary ones are as follows:

•
Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $150 million within the group. NADL, our subsidiary, have an aggregated minimum liquidity requirement to maintain cash and cash equivalents of at least $75 million.

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

•
In the event that the Company acquires a rig without historic EBITDA available, the Company is entitled to base a twelve months historical EBITDA calculation on future projected EBITDA subject to the following:

the drilling unit has a firm charter contract at the time of delivery with a minimum duration of 12 months and a firm charter contract in place at the time of such EBITDA calculation.
In addition to financial covenants, our credit facility agreements generally contain covenants which are customary in secured financing in this industry, including  operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business. We are in compliance with related covenants as of December 31, 2013.
Bonds
For the Company’s outstanding Norwegian bonds, the main covenant is an equity ratio; to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.
For our $1,000 million and $500 million bonds, we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

We are in compliance with related covenants as of December 31, 2013.
Covenants contained within our consolidated Ship Finance Variable Interest Entities
We also consolidate certain Ship Finance entities into our financial statements as a variable interest entities. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse affect on us. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million.

•	Ship Finance must maintain positive working capital.

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	The Company's covenants under the bank loans listed above also apply.
The Ship Finance subsidiaries owning West Polaris, West Taurus, West Hercules and West Linus are consolidated into our financial statements as a variable interest entity (“VIEs”).  To the extent that these VIEs defaults under its indebtedness and is marked current in its financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements.  The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. We and Ship Finance are in compliance with related covenants as of December 31, 2013.

Covenants contained in the Sevan Drilling facilities prior to refinancing
The two facilities recognized in conjunction with the acquisition of Sevan Drilling noted elsewhere in this note had the following covenants for the Sevan Drilling consolidated group until the facilities were repaid and terminated in conjunction with the new Sevan $1,750 million secured credit facility:

•	Debt service cover ratio of not less than 1.1:1.0;

•	Minimum liquidity of $25 million;

•	Equity ratio of minimum 30%;

•	Leverage on a forward looking basis of 5.25:1.

Note 24 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2013	December 31, 2012
Taxes payable	332	322
Employee withheld taxes, social security and vacation payment	105	83
Intangible liabilities - unfavorable contracts (1)	109	—
Accrued interest expense	70	54
Liabilities relating to investment in shares (2)	198	5
Deferred mobilization revenue	192	96
Derivative financial instruments (3)	145	397
Accrued expenses	458	341
Construction obligation (4)	483	—
Other current liabilities	22	40
Total other current liabilities	2,114	1,338

(1) Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. See Notes 12 and 21 to the consolidated financial statements included herein.
(2) Liabilities relating to investment in shares primarily represents amounts owed in respect of the Company's share forward purchase contracts for Sevan Drilling. See Note 12 to the consolidated financial statements included herein.
(3) Derivative financial instruments consist of unrealized losses on various types of derivatives.
(4) The construction obligation has been recognized upon the acquisition of Sevan Drilling. See Note 12 to the consolidated financial statements included herein.

Note 25 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In US$ millions)	December 31, 2013	December 31, 2012
Accrued pension liabilities	58	55
Deferred mobilization revenues	311	225
Intangible liabilities - unfavorable contracts (1)	268	—
Derivative financial instruments (2)	250	—
Other non-current liabilities	11	8
Total other non-current liabilities	898	288

(1) Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. See Note 12 and 21 to the consolidated financial statements included herein.
(2) Derivative financial instruments represent liabilities associated with other derivative arrangements. See Note 32 to the consolidated financial statements included herein.

Note 26 – Common shares

	2013		2012		2011
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600	800,000,000	1,600
Issued and fully paid share capital	469,250,933	939	469,250,933	938	469,250,933	938
Treasury shares held by Company	(272,441)	(1)	(72,859)	—	(1,478,759)	(3)
Outstanding shares in issue	468,978,492	938	469,178,074	938	467,772,174	935

As of December 31, 2013, the Company's shares are listed on the Oslo Stock Exchange and the New York Stock Exchange.

The Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 469,250,933 of par value $2.00 each as of December 31, 2013. There were no new shares issued in 2013 or 2012.

A share repurchase program was approved by the Board in 2007 giving the Company the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet the Company's obligations relating to the share option plans. As at December 31, 2013 the Company held 272,441 treasury shares and net shares outstanding at December 31, 2013 was 468,978,492.

Note 27 – Non-controlling interest

The Company's consolidated statement of operations, balance sheet and statement of cash flows include the results of North Atlantic Drilling Ltd, Seadrill Partners LLC, Asia Offshore Drilling Ltd, and Sevan Drilling ASA. As at December 31, 2013, the Company has the following ownership interests in these companies: 74.21% of North Atlantic Drilling Ltd , 62.35% of Seadrill Partners LLC, 66.23% of Asia Offshore Drilling Ltd, and 50.11% of Sevan Drilling ASA. The amount of shareholders' equity not attributable to the Company is included in non-controlling interests.

On October 24, 2012, Seadrill Partners LLC completed its initial public offering (IPO) of 10,062,500 common units representing limited liability company interests in Seadrill Partners LLC at a price of $22.00 per unit, for gross proceeds of $221.4 million and expenses of $18.7 million (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). Seadrill Partners LLC is listed on the New York stock exchange under the symbol "SDLP". Upon completion of the offering, the Company owned 14,752,525 common units and 16,543,350 subordinated units which represents 75.67% of the limited liability company interests in Seadrill Partners LLC. Subsequent to the IPO, in October 2013, Seadrill Partners issued 3,310,622 common units to the Company, which increased the Company's total ownership interest to 77.47%. In December 2013, Seadrill Partners issued a further 3,394,916 common units to the Company and 12,880,000 common units to the public, which had the effect of reducing the Company's ownership total ownership to 62.35% as of December 31, 2013.

On March 25, 2013, we obtained control of the Board of Asia Offshore Drilling Ltd and owned 66.18% of the outstanding shares. As a result of obtaining control we have consolidated the results and financial position of Asia Offshore Drilling Ltd from this date. The fair value of the non-controlling interest established upon obtaining a controlling financial interest was $100 million. See Note 12 to the consolidated financial statements included herein. Subsequent to the date of consolidation, the Company's percentage ownership increased to 66.21%, and then increased again to 66.23% as at December 31, 2013.

On July 2, 2013 we obtained a controlling financial interest in Sevan Drilling and had ownership interests in 50.1% of the outstanding shares. As a result of obtaining control we consolidated the results and financial position of Sevan Drilling from this date. The fair value non-controlling interest established upon obtaining a controlling financial interest was $197 million. See Note 12 to the consolidated financial statements included herein.

In 2007 and 2008 the Company entered into five sale and leaseback arrangements for drilling units with Ship Finance International Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. The Company has recognized these subsidiary companies as VIEs and concluded that the Company is their primary beneficiary. Accordingly, these subsidiary companies are included in the Company's consolidated financial statements, with the Ship Finance International Ltd equity in these companies included in non-controlling interest. In 2012, the Company acquired all the shares in one of these Ship Finance International Ltd companies, Rig Finance II Ltd for $47 million. As a consequence of this, Rig Finance II Ltd is no longer treated as a VIE but a wholly owned subsidiary. In 2013 these VIEs paid dividends of $223 million to Ship Finance International Limited.

Changes in non-controlling interest in 2013, 2012 and 2011 are as follows:

(In US$ millions)	Ship Finance International Ltd	North Atlantic Drilling Ltd	Seadrill Partners LLC	Asia Offshore Drilling Ltd	Sevan Drilling ASA	Total
December 31, 2011	215	110	—	—	—	325
Changes in 2012	20	10	69	—	—	99
Net income attributable to non-controlling interest in 2012	39	48	10	—	—	97
December 31, 2012	274	168	79	—	—	521
Changes in 2013	(220)	(56)	15	100	197	36
Net income attributable to non-controlling interest in 2013	24	61	21	11	16	133
December 31, 2013	78	173	115	111	213	690

Note 28 – Accumulated other comprehensive income

Accumulated other comprehensive income for the years December 31, 2013 and December 31, 2012:

(In US$ millions)	December 31, 2013	December 31, 2012
Unrealized gain on marketable securities	539	206
Unrealized gain on foreign exchange	73	67
Actuarial loss relating to pension	(35)	(30)
Unrealized loss on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	528	194

The applicable amount of income taxes associated with each component of other comprehensive income is nil due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is $16 million ($8 million in 2012) as this item is related to companies domiciled in Norway where the tax rate is 28%.

Note 29 – Share based compensation

Share Options

The fair value of share options granted is recognized as personnel compensation expense, and in the year ended December 31, 2013, $7 million (2012: $8 million) was included in the consolidated statement of operations.

In May 2005, a general meeting of the Company approved the authorization for the Board of Directors to establish and maintain an option scheme (the "Seadrill Scheme") for encouraging the holding of shares in the Company. The Seadrill Scheme will expire in May 2016. The Seadrill Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  The options are not transferable. The subscription price is at the discretion of the board of directors, provided the subscription price is never reduced below the par value of the share. The subscription price for certain options granted under the scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised. Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to five years.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

During 2013, 270,000 share options were granted. The assumptions used in estimating fair value are as follows: 2.4% risk-free interest rate, volatility of 26.1%, 0% dividend yield and an expected option term of four years. The risk-free interest rates were estimated using the US Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It is also assumed that 100% of options granted will vest.

The following summarizes share option transactions related to the Seadrill Scheme in 2013, 2012 and 2011:

	2013		2012		2011
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Outstanding at beginning of year	3,875,891	29.88	5,420,438	26.16	5,512,400	20.30
Granted	270,000	45.66	181,012	37.41	1,786,771	34.68
Exercised	(700,418)	22.60	(1,415,000)	16.39	(1,638,165)	16.33
Forfeited	(606,715)	32.30	(312,559)	30.84	(240,568)	21.98
Outstanding at end of year	2,838,758	28.53	3,875,891	29.88	5,420,438	26.16
Exercisable at end of year	1,080,306	27.38	1,164,214	21.19	1,598,412	19.82

Options granted in 2006 had initial exercise prices between $2.23 and NOK102 ($16.28) per share, could be exercised one third each year beginning 12 months after they were granted, and expired between May 2010 and September 2011. Options granted in 2007 had initial exercise prices between NOK98.63 ($15.23) and NOK129.63 ($22.35) per share, could be exercised one third each year beginning 12 months after they were granted, and expired in September 2011. Options granted in 2008 had been repriced with exercise prices now being NOK90.83 ($14.09) and NOK104.64 ($16.24) per share; they may be exercised one third each year beginning 12 months after they were granted, and expire in May 2014. These same prices and dates apply to the options granted in 2009. Options granted in April 2010 had exercise price of NOK137.40 ($23.13), may be exercised one third after 12 or 15 months and expire in March/June 2015. Options granted in November 2010 had exercise prices of NOK192.90 ($31.4) for American citizens or residents and NOK185.20 ($31.06) for non-Americans. They may be exercised one fifth each year beginning 12 months after they were granted and expire in December 2015. Options granted in November 2011 had exercise prices of NOK202.10 ($34.68) and can be exercised one fourth at a time, after the first 18, 36, 48 and 60 months from the grant date. They expire in December 2016. Options granted during 2012 had exercise prices, ranging from NOK202.10 to NOK224.53. They have the same exercise schedule as the 2011's grant and expire between December 2016 and December 2017. In October 2013, there were 270,000 options granted with an exercise price of NOK273 and can be exercised one fourth at at time after 13, 25, 37 and 49 months from the grant date.

The weighted average grant-date fair value of options granted during 2013 is $10.23 per share (2012: $7.06 per share, 2011: $7.07 per share).

As of December 31, 2013 there was $7 million in unrecognized compensation costs relating to non-vested options granted under the Options Schemes (2012: $11 million). This amount will be recognized as expense of $4 million in 2014, $2 million in 2015, $1 million in 2016 and less than a million in 2017 and 2018.

There were 2,838,758 options outstanding at December 31, 2013 (2012: 3,875,891). Their weighted average remaining contractual life was 43 months (2012: 39 months) and their weighted average fair value was $8.27 per option (2012: $7.75 per option). The weighted average parameters used in calculating these weighted average fair values are as follows: risk-free interest rate 2.03% (2012: 2.25%), volatility 26% (2012: 28%), dividend yield 0% (2012: 0%), option holder retirement rate 0% (2012: 0%) and expected term 4 years (2012: 5 years).

During 2013 the total intrinsic value of options exercised was $17 million (2012: $40 million, 2011: $32 million ) on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2013 was $14 million and their average remaining term was 34 months.

Restricted Stock Units

On October 1, 2013, the Board of the Company approved 373,700 awards under the Company`s Restricted Stock Units (“RSU”) plan. On November 7, 2013, the Board of our consolidated subsidiary, North Atlantic Drilling Limited (“NADL”), approved 278,778 awards under NADL`s RSU plan.

Under the terms of both plans, the holder of an award is entitled to receive a share in the respective company if still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on grant date or upon vesting of the award. In addition the holder is entitled to receive an amount equal to the ordinary dividends declared and paid on the Company and NADL shares during the vesting period.

The fair value of the awards are calculated based on the market share price on grant date which was $46.10 and NOK58 for the Company and NADL shares respectively.

The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period. All awards are currently expected to vest. Compensation cost related to the RSU plans of $1.5 million has been recognized in 2013 (2012: $0 million). As of December 31, 2013 there was $18.3 million in unrecognized compensation costs related to non-vested awards.

Note 30 - Pension benefits

The Company has several defined benefit pension plans covering substantially all Norwegian employees. All of the plans are administered by a life insurance company. Under these plans, the Company contributes to the employee's pension plans with amounts ranging from five to eight percent of the employee's annual salary. Total payments to these plans were $1.6 million, $1.8 million and $2.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

For onshore employees in Norway, who are participants in the defined benefit plans, the primary benefits are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. All employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have a retirement and long-term disability pension of approximately 60 percent of salary at retirement age of 67. Most offshore employees on drilling units may choose to retire at 60 years of age on a pre-retirement pension.

Consolidated balance sheet position

(In US$ millions)	2013	2012
Non-current liabilities	58	50
Deferred tax	(16)	(14)
Shareholders equity	42	36

Annual pension cost

(In US$ millions)	2013	2012	2011
Service cost	14	12	9
Interest cost on prior years' benefit obligation	7	5	5
Gross pension cost for the year	21	17	14
Expected return on plan assets	(4)	(5)	(5)
Administration charges	—	—	—
Net pension cost for the year	17	12	9
Social security cost	2	2	1
Amortization of actuarial gains/losses	2	—	—
Impact of settlement/curtailment funded status	(2)	(4)	—
Total net pension cost	19	10	10

The funded status of the defined benefit plan

(In US$ millions)	December 31, 2013	December 31, 2012
Projected benefit obligations at end of period	180	171
Plan assets at market value	(129)	(122)
Accrued pension liability exclusive social security	51	49
Social security related to pension obligations	7	6
Accrued pension liabilities	58	55

Change in benefit obligations

(In US$ millions)	2013	2012
Projected benefit obligations at beginning of period	171	128
Interest cost	7	5
Service cost	14	12
Benefits paid	(2)	(2)
Change in unrecognized actuarial gain	13	22
Foreign currency translations	(15)	11
Acquisition/transfer members	(8)	(5)
Projected benefit obligations at end of period	180	171

Change in pension plan assets

(In US$ millions)	2013	2012
Fair value of plan assets at beginning of year	122	91
Estimated return	5	5
Contribution by employer	19	28
Administration charges	—	—
Benefits paid	(2)	(2)
Change in unrecognized actuarial loss	—	(6)
Foreign currency translations	(10)	8
Acquisition/transfer members	(5)	(2)
Fair value of plan assets at end of year	129	122

The accumulated benefit obligation for all defined benefit pension plans was $132 million and $120 million at December 31, 2013 and 2012, respectively.

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company periodically reviews the assumptions used, and adjusts them and the recorded liabilities as necessary.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating the Company's pension expense and liabilities. The Company evaluates assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, utilizing the asset allocation classes held by the plan's portfolios. The discount rate is based on the covered bond rate in Norway. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations

(In %)	2013	2012	2011
Rate of compensation increase at the end of year	3.75%	3.50%	4.00%
Discount rate at the end of year	4.00%	4.20%	3.90%
Prescribed pension index factor	1.40%	1.40%	1.10%
Expected return on plan assets for the year	4.40%	4.00%	4.80%
Employee turnover	4.00%	3.50%	4.00%
Expected increases in Social Security Base	3.50%	3.25%	3.75%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, was as follows:

Pension benefit plan assets

(In %)	2013	2012
Equity securities	4.2%	9.2%
Debt securities	55.7%	52.4%
Real estate	13.9%	18.3%
Money market	24.7%	18.3%
Other	1.5%	1.90%
Total	100.0%	100.0%

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

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plans contributions under defined benefit plans for the years 2014-2023. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2013 and include estimated future employee services.

(In US$ millions)	December 31, 2013
2014	19
2015	22
2016	23
2017	24
2018	24
2019-2023	137
Total payments expected during the next 10 years	249

Note 31 – Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance Transactions

The Company has entered into sale and lease back contracts for several drilling units with subsidiaries of Ship Finance.The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts (See Note 35 to the consolidated financial statements included herein).

In the 12 months ended December 31, 2013, the Company incurred the following lease costs on units leased from the Ship Finance subsidiaries.

(US$ millions)	2013	2012	2011
West Prospero	—	—	7
West Polaris	70	114	126
West Hercules	77	75	120
West Taurus	112	114	112
Total	259	303	365

These lease costs are eliminated on consolidation.

On July 1, 2010 our consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and comprise the balance of $435 million, reported as long-term debt due to related parties in our balance sheet as of December 31, 2013 as the loans mature in 2023.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to $47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

On June 28, 2013, our subsidiary North Atlantic Drilling Ltd sold the entity that owns the newbuild jack-up, West Linus, to Ship Finance. The purchase consideration for this transfer should reflect the market value of the rig as of the delivery date. This shall not exceed $600 million. Upon closing, North Atlantic Drilling received $195 million and will receive the remaining balance on the delivery date. The $195 million is reported as long-term debt due to related parties in our balance sheet as of December 31, 2013, and matures in 2029.This rig was simultaneously chartered back over a period of 15 years to North Atlantic Drilling Ltd.

The total interest expense of the above loans relating to Ship Finance for 2013 was $20 million (2012: $20 million, 2011: $20 million).

During 2013 the VIEs declared dividends totaling $223 million, which were settled against existing intercompany balances with Ship Finance.

Metrogas transactions

From time to time, we may enter into agreements with Metrogas primarily to manage short-term working capital requirements. We had the following transactions with Metrogas:

On March 22, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas. The principal plus interest was repaid in full in May 2012.

On May 15, 2012 we obtained a short term unsecured credit facility of $50 million from Metrogas. The principal plus interest was repaid in July 2012.

On June 7, 2012 we obtained a long term unsecured credit facility of NOK1,200 million from Metrogas. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK2,100 million . The principal plus interest was repaid in full in September 2012.

On December 20, 2012, we sold the Company's holding in a North Atlantic Drilling Ltd unsecured bond of $500 million to Metrogas plus accrued interest of $9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase with a maturity date in June 2013. The obligation was recorded as a long term related party liability. In conjunction with this arrangement we also entered into an agreement to settle dividends payable to Metrogas in return for a short term unsecured loan of $93 million (see below). The North Atlantic bond bears a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were $415 million. On May 31, 2013, the Company exercised its option to repurchase the bond from Metrogas, and as a result the bond is eliminated in the consolidated financial statements at December 31, 2013.

On December 21, 2012, we obtained a short term loan of $93 million from Metrogas. The loan bears interest of LIBOR plus a margin and was repaid in full on May 2, 2013.

On December 31, 2012, we obtained a short term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR plus a margin and was repaid in full on January 2, 2013.

On February 27, 2013, we obtained a short-term loan from Metrogas of NOK300 million. The loan had an interest of NIBOR plus a margin and was repaid in full on March 12, 2013.

On March 27, 2013, we obtained a short-term loan from Metrogas of NOK700 million. The loan had an interest of NIBOR plus a margin, and was repaid in full on April 3, 2013.

On July 19, 2013, we entered into a loan agreement with Metrogas of NOK1,500 million. The loan had an interest of NIBOR plus a margin of 3.5% and was repaid in full on October 9, 2013.

On September 20, 2013, we obtained a short-term loan from Metrogas of $99 million. The loan had an interest of LIBOR plus a margin of 3.0%, and was repaid in full on September 30, 2013.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, as the lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas of $840 million has accordingly been reclassified as debt due to related parties on the consolidated balance sheet as at December 31, 2013. On February 21, 2014, subsequent to the year end, the Company entered into a term loan B agreement for $1.8 billion due in February 2021 in which some of the proceeds have been used to repay the portion of this facility that is related to the West Leo, which totaled $472.6 million as at December 31, 2013. The amount that was paid to Metrogas was $436 million.

The total interest expense of the above loans relating to Metrogas for 2013 was $10 million (2012: $7 million; 2011: nil).

Archer transactions

From time to time, we may enter into transactions with Archer our former consolidated subsidiary and current associate investment related to Archer's working capital requirements and debt restructuring. We had the following transactions with Archer:

On June 27, 2012, the Company granted Archer a long term unsecured credit facility of $20 million. The principal plus interest was repaid in August 2012.

On November 12, 2012, the Company granted Archer a short term unsecured loan of $55 million. The loan bears interest of LIBOR plus a margin and was settled in February 2013.

On February 20, 2013, the Company obtained a short-term unsecured loan of $43 million from Archer. The loan had an interest of LIBOR plus a margin of 5% and was repaid on February 27, 2013.

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million. The guarantee fee is 1.25% per annum.

On March 27, 2013 the Company granted Archer a short term unsecured loan of $10 million. The loan had an interest of LIBOR plus a margin of 5%, and was repaid on April 2, 2013.

On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 9, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

The total net interest income of the above loans relating to Archer for 2013 was $1 million (2012: nil; 2011: nil).

Frontline transactions

Frontline provides management support and administrative services for the Company, and charged the Company fees of $2 million, $2 million and $2 million for these services in the years 2013, 2012 and 2011, respectively. These amounts are included in "general and administrative expenses".

Other related party transactions

In the 12 months ended December 31, 2013, the Company recognized related party revenues of $2 million (2012: $15 million, 2011: nil) relating to Varia Perdana and its subsidiary Crest Tender Rigs Pte Ltd (together "Varia Group"), and Asia Offshore Drilling Ltd (AOD). During 2013 we provided management support, administrative and construction management services to AOD and received bare boat fees from the Varia Group. AOD became a consolidated subsidiary of the Company during the year and therefore these revenues are now eliminated on consolidation, see Note 12 to the consolidated financial statements included herein. The amounts related to the Varia Group during 2013 included the period up until the sale of our tender rig business, see Note 11 to the consolidated financial statements included herein.

Note 32 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2013, the Company had interest rate swap agreements with an outstanding principal of $9,776 million (December 31, 2012: $6,148 million). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2013 amounted to a gross liability of $244 million and a net liability of $89 million due to master netting agreements with our counterparties (December 31, 2012: a gross and net liability of $383 million). The fair value of the interest rate swaps are classified as other current liabilities in our consolidated balance sheet as of December 31, 2013 and December 31, 2012.

The total realized and unrealized gains recognized in the consolidated statement of operations relating to interest rate swap agreements in 2013 amounted to $143 million (2012: loss of $129 million, 2011: loss of $302 million).

The Company's interest rate swap and cross currency interest rate swap agreements as at December 31, 2013, were as follows:

Maturity date	Total outstanding principal as at December 31, 2013	Receive rate	Pay rate range
	(In US$ millions)
Expiring in 2014	1,000	3 month LIBOR	2.06%	2.71%
Expiring in 2015	50	3 month LIBOR	4.63%	4.63%
Expiring in 2016	1,350	3 month LIBOR	2.14%	3.36%
Expiring in 2016	53	6 month LIBOR	3.83%	3.83%
Expiring in 2017	1,462	3 month LIBOR	0.74%	3.8%
Expiring in 2018	1,446	3 month LIBOR	1.1%	3.34%
Expiring in 2019	843	3 month LIBOR	1.11%	1.36%
Expiring in 2020	3,329	3 month LIBOR	1.11%	2.19%
Expiring in 2021	—	3 month LIBOR	—%	—%
Expiring in 2022	243	3 month LIBOR	1.38%	1.38%
Total	9,776

The counterparties to the above agreements are reputable financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are reputable financial institutions which have all provided loan finance to us and the interest rate swaps are related to those financing arrangements.

In October 2013, five interest rate swaps relating to our consolidated subsidiary Sevan, with a total outstanding principle of $606 million and maturities between June 2016 and July 2018, were terminated as part of Sevan entering into a new $1,750 million facility, see Note 23 to the consolidated financial statements included herein. The total exit cost was $19 million, and the loss recorded for the quarter was $4 million which is recorded in the consolidated statement of operations under " Gain/(loss) on derivative financial instruments".

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2013 the Company had outstanding cross currency interest rate swaps with principal amounts of $786 million (December 31, 2012: $216 million) with maturity dates between February 2014 and October 2018 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2013 amounted to a liability of $46 million (December 31, 2012: an asset of $7 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the consolidated balance sheet as at December 31, 2013 and within other current assets as at December 31, 2012.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to cross currency interest rate swap agreements in 2013 amounted to $10 million (2012: gain of $36 million, 2011: loss of $19 million).

Interest rate hedge accounting

The Ship Finance subsidiaries consolidated by the Company as variable interest entities (VIEs), have entered into interest rate swaps in order to mitigate the exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the respective rigs.  These interest rate swaps qualify for hedge accounting under US GAAP, and the instruments have been formally designated as a hedge to the underlying loan. When the hedge is effective, any changes in its fair value is included in "other comprehensive income". The effectiveness of hedging instruments is assessed at each reporting period. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of December 31, 2013.

Variable interest entity	Outstanding principal as at December 31, 2013	Receive rate	Pay rate	Length of contract
	(In US$ millions)
SFL Linus Limited (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	237.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

During the year, the interest rate swap relating to SFL Deepwater Limited (West Taurus) with principal $450 million matured in August 2013. In the year ended December 31, 2013 the above VIEs recorded fair value gains of $3 million on their interest rate swaps (December 31, 2012: gains of $20 million). These gains were recorded by those VIEs as "other comprehensive income" but due to their ownership by Ship Finance these gains are allocated to "non-controlling interest" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the years ended December 31, 2013, 2012 and 2011 relating to derivative financial instruments.

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the consolidated balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At December 31, 2013, the Company had forward contracts to sell approximately $272 million between January 2014 and June 2014 at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar. The total fair value of currency forward contracts December 31, 2013 amounted to a liability $3 million (December 31, 2012: an asset $4 million), and are classified as other current liabilities in the consolidated balance sheet.

During the year, we also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP 40 million ($65 million) between March 2014 and June 2014 at an average exchange rate of GBP1.63 per US dollar. The total fair value of GBP currency swaps outstanding at December 31, 2013 amounted to an asset of $1 million (December 31, 2012: nil), and are classified as other current assets in the consolidated balance sheet as at December 31, 2013 and December 31, 2012.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to foreign currency forward agreements in 2013 amounted to $49 million (2012: gain of $12 million, 2011: gain of $7 million).

Other arrangements

The Company from time to time may enter into swap agreements, forward contracts or other derivative arrangements based on assets or equity shares of the Company which provide flexible financing alternatives at a low cost.

Total Return Swap Agreements
During 2013, 2012 and 2011 the Company entered into and settled various TRS agreements which are indexed to the Company's own common shares. The total realized and unrealized gain recognized in the consolidated statement of operations relating to the Company's TRS agreements in 2013 was $19 million (2012: gain of $7 million, 2011: gain of $5 million). The fair value of the TRS agreements at December 31, 2013 was a liability of $2 million (December 31, 2012: a liability of $2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at December 31, 2013 and December 31, 2012. As of December 31, 2013 we had an outstanding agreement related to 1.4 million shares at NOK255.38 per share (2012: 2.0 million shares at NOK220.32 per share, 2011: 2.0 million shares at NOK242.80 per share). We generally settle these agreements in cash, or through further rolling of the agreements. We are in control of the settlement of these agreements.

Sevan share repurchase agreements
During 2013 the Company has entered into agreements in which the Company has sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of December 31, 2013 the company has agreements for 216,065,464 Sevan Drilling shares to be repurchased on February 6, 2014 at a strike price of NOK4.04 and 81,828,500 Sevan Drilling shares to be repurchased on February 6, 2014 at a strike price of NOK4.07. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of $198 million as of December 31, 2013.
SapuraKencana share agreements
On September 18, 2013, we entered into two derivative contract agreements with a commercial bank which enabled the Company to obtain financing against a portion of our equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at December 31, 2013 amounted to $666 million, and is presented as a long term marketable security on the consolidated balance sheet (see Note 14 to the consolidated financial statements included herein). The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2013 are a gross asset of $84 million, and a gross liability of $84 million which have been offset in the consolidated balance sheet and consolidated income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to the Company is included in other long-term liabilities. The agreements also contain financial covenants which are similar to the Company's bank loans, See Note 23 to the consolidated financial statements included herein.
Other derivative agreements
Total realized and unrealized gains and losses on other derivative instruments amounted to a gain of $30 million for 2013 (2012: gain of $77 million).

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

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	744	744	318	318
Restricted cash	318	318	402	402
Current portion of long-term debt	1,566	1,566	2,066	2,066
Long-term portion of floating rate debt	8,793	8,793	6,287	6,287
Long term portion of fixed rate CIRR loans	150	150	218	218
Fixed interest loans	—	—	70	69
Fixed interest convertible bonds	704	577	872	561
Fixed interest bonds	1,837	1,842	1,360	1,342
Floating interest bonds	745	742	224	224

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013 and 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013 and December 31, 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency interest rate swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	333	329	—	4
Cross currency swap contracts – short term receivable	7	—	7	—
Foreign exchange forwards – short term receivable	4	—	4	—
Total assets	344	329	11	4

Liabilities:
Interest rate swap contracts – short term payable	388	—	388	—
Other derivative instruments – short term payable	8	—	8	—
Total liabilities	396	—	396	—

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In US$ millions)
Beginning balance January 1, 2013	4
Realization	—
Purchase	—
Changes in fair value of bonds	—
Closing balance December 31, 2013	4

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

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

The fair values of interest rate swaps, cross currency interest rate swaps, and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of December 31, 2013.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Retained Risk

a) Physical Damage Insurance

The Company retains the risk, through self-insurance, for the deductibles relating to physical damage insurance on the Company's drilling unit fleet, currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

The Company purchases insurance to cover the deepwater drilling units, one semi tender and the North Atlantic fleet for loss of revenue in the event of extensive downtime caused by physical damage, where such damage is covered under the Company's physical damage insurance. The Company's self-insured retentions under the loss of hire insurance are up to 60 days after the occurrence of the physical damage plus a 25% quota share on the Loss of Hire daily amount. Thereafter, under the terms of the insurance, the Company is compensated for loss of revenue for a period ranging from 210 days up to 290 days. The Company retains the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

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

In the years ended December 31, 2013, 2012 and 2011, the Company had the following customers with contract revenues greater than 10%:

(US$ millions)	2013	2012	2011
Petroleo Brasileiro S.A ("Petrobras")	16%	15%	17%
Total S.A Group ("Total")	14%	14%	15%
Statoil ASA ("Statoil")	14%	9%	7%
Exxon Mobil Corp ("Exxon")	12%	11%	10%
Royal Dutch Shell Group ("Shell")	7%	10%	10%

Note 33 – Commitments and contingencies

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition either individually or in the aggregate. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2013 which is not material.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2013 was $18,302 million (2012: $12,886 million). In addition we have $666 million of marketable securities pledged as security for certain derivative arrangements.

Purchase Commitments

At December 31, 2013, the Company had contractual commitments under twenty-four newbuilding contracts totaling $7,683 million (2012: $5,604 million). The contract commitments are mainly yard installments and are for the construction of four semi-submersible rigs, twelve jack-up rigs and eight drillships. Note that the newbuilding commitments include $483 million related to the Sevan Developer that are presented as a contractual obligation in the balance sheet in the line item "Other short term liabilities". See Note 12 - Business Acquisitions for further information.

The maturity schedule for the contractual commitments as of December 31, 2013 is as follows:

(In US$ millions)	2014	2015	2016	2017	2018	2019 and thereafter	Total
Newbuildings	3,299	3,752	632	—	—	—	7,683

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In US$ millions)	December 31, 2013	December 31, 2012
Guarantees to customers of the Company's own performance	1,541	2,455
Guarantee in favor of banks (1)	970	905
Guarantee in favor of suppliers (2)	6,321	5,522
Guarantee in favor of Variable Interest Entities	1,674	1,655
Total	10,506	10,537

(1) Within guarantees in favor of banks are guarantees provided on behalf of Archer of $200 million and EUR56 million ($77 million). See Note 31 to the consolidated financial statements included herein.
(2) Within guarantees in favor of suppliers are guarantees provided in relation to our joint ventures Seabras Sapura Participacoes and Seabras Sapura Holdco of EUR47 million ($64 million) and $625 million respectively. See Note 17 to the consolidated financial statements included herein.

Note 34 – Operating leases

The Company has operating leases relating to premises, the most significant being its offices in Stavanger, London, Singapore, Houston, Rio de Janeiro and Dubai. In the years ended December 31, 2013, 2012 and 2011 rental expenses amounted to $21 million, $25 million and $20 million, respectively. Future minimum rental payments are as follows:

Year	(In US$ millions)
2014	24
2015	15
2016	12
2017	8
2018	6
2019 and thereafter	13
Total	78

Note 35 – Variable Interest Entities (VIEs)

As of December 31, 2013, the Company leased a drillship and two semi-submersible rigs, and a newbuild jack-up from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and put options and obligations to purchase the assets at the end of the 15 years lease period.

On June 19, 2013, SFL Deepwater Ltd sold the West Hercules to SFL Hercules Ltd. This transaction under common control has no net effects on our consolidated financial statements, and we will continue to consolidate all relevant VIEs.

On June 28, 2013, our consolidated subsidiary North Atlantic Drilling sold the entity that owns the newbuild jack-up, the West Linus, to Ship Finance . The purchase consideration for this transfer should reflect the market value of the rig as of the delivery date. This shall not exceed US$600 million. Upon closing North Atlantic Drilling received $195 million and will receive the remaining balance on the delivery date. This rig was simultaneously chartered back over a period of 15 years. The Company has granted a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014.

The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2013:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option * (In $ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	September 2012	178	June 2023
West Taurus	Nov 2008	850	418	February 2015	149	November 2023
West Hercules	Oct 2008	850	580	August 2011	135	August 2023
West Linus	Jul 2013	600	370	June 2018	170	June 2028

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to the Company for a fixed price of $75 million. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in the Company's results. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated results. At December 31, 2013 and December 31, 2012 the units are reported under drilling units in the Company's balance sheet.

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

	Base LIBOR Interest Rate	2013 (In $ thousands)		2014 (In $ thousands)	2015 (In $ thousands)	2016 (In $ thousands)	2017 (In $ thousands)
West Polaris	2.85%	223.3		176.5	175.4	170.0	170.0
West Taurus	4.25%	316.2	*	320.7	165.0	158.8	157.5
West Hercules	4.25%	250.0		238.5	180.0	172.5	170.0
West Linus	1.00%	85.0	**	222.0	222.0	222.0	222.0

* For a period the interest rates West Taurus have been fixed at 2.17% regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

** For West Linus, the charter rate is $85,000 per day from the date of delivery from the shipyard up until the date of commencement of the Drilling Contract.

The assets and liabilities in the statutory accounts of the VIEs as at December 31, 2013 and as at December 31, 2012 are as follows:

(In US$ millions)	December 31, 2013				December 31, 2012
	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Ltd.
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus and West Hercules
Investment in finance lease	488	515	477	195	534	1,120
Amount due from related parties *	45	30	25	—	79	135
Other assets	5	13	10	—	7	20
Total assets	538	558	512	195	620	1,275

Short-term interest bearing debt	36	80	28	—	38	822
Long-term interest bearing debt	351	303	333	—	360	—
Other liabilities	2	6	2	2	3	12
Long-term debt due to related parties *	145	145	145	195	145	290
Total liabilities	534	534	508	197	546	1,124
Equity	4	24	4	(2)	74	151

Book value of units in the Company's consolidated accounts	577	458	617	162	594	1,035

* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 36 - Equity offerings and drilling unit sale transactions with Seadrill Partners

The following table summarizes the issuances of common units for Seadrill Partners since their initial public offering ("IPO") in October 2012:

Date	Number of Common Units Issued to the Public	Number of Common Units Issued to Seadrill	Offering Price ($)	Gross proceeds from public ($'millions)	Net proceeds from public ($'millions)	Seadrill's ownership after the offering
October 24, 2012 (IPO)	10,062,500	14,752,525	22.00	221	203	75.67%
October 18, 2013	—	3,310,622	32.29	—	—	77.47%
December 13, 2013	12,880,000	3,394,916	29.50	380	365	62.35%

The following table summarizes the sale of the Company's drilling units to Seadrill Partners since its IPO:

(In US$millions)	T-15	T-16	West Sirius	West Leo	Total
Adjusted sales price *	74	68	922	729	1,793
Less net assets transferred	5	—	(375)	(116)	(486)
Excess of sales price over net assets transferred	79	68	547	613	1,307
Deemed contribution to Seadrill shareholders from non-controlling interest	19	16	105	69	209

* The Adjusted sales price above includes debt assumed and working capital adjustments.

These transactions were deemed to be reorganizations of entities under common control and accordingly no gains or losses were recognized by the Company.

On May 17, 2013, the Company sold its 100% interest in the entities that own and operate the tender rig T-15 to Seadrill Partners a total purchase price of $210 million, less approximately $101 million of debt outstanding, less $35 million of working capital adjustments. The acquisition was funded by issuance of vendor financing loan to Seadrill Partners of $110 million.

On October 18, 2013, the Company sold its 100% interest in the entity that owns the tender rig T-16, and the beneficial interest in the T-16 drilling contract (collectively, the “T-16 Business”), to Seadrill Partners for a total purchase price of $200 million, less approximately $93 million of debt outstanding, less $39 million of working capital adjustments. As part of the consideration, Seadrill Partners issued 3,310,622 common units to Seadrill as consideration for the purchase in a private placement transaction at a price of $32.29 per unit. This resulted in an increase in net assets attributable to the non-controlling interest of $19 million.

On December 13, 2013, the Company sold to Seadrill Partners: (i) 51% of its interest in each of the entities that own, operate and manage the semi-submersible drilling rig, West Sirius (the “Sirius Business”); and (ii) 30% of its interest interests in each of the entities that own and operate the semi-submersible drilling rig, West Leo (the “Leo Business”). The implied purchase prices of the Sirius Business was $1,035 million, less debt assumed of $220 million , plus working capital adjustments of $107 million. The implied purchase prices of the Leo Business was $1,250 million, less debt assumed of $486 million, less working capital adjustments of $35 million. In relation to these acquisitions, Seadrill Partners issued 12,880,000 common units to the public (including 1,680,000 common units issued to underwriters) and 3,394,916 common units to Seadrill, at a price of $29.50 per unit. The gross proceeds raised from the public was $380 million, and the net proceeds raised after issuance fees was $365 million, of which $137 million was attributable to the non-controlling interest. This resulted in an increase in net assets attributable to the non-controlling interest of $83 million.

Note 37 – Subsequent Events

Seadrill Partners - deconsolidation event

Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. From the first AGM the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retains the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners. As of this date Seadrill Partners has been considered an affiliated entity and not a controlled subsidiary of the Company. Seadrill Partners will therefore be deconsolidated by the Company on January 2, 2014.
As a result of the deconsolidation the Company will derecognize the assets and liabilities of Seadrill Partners, and will recognize its ownership interests in Seadrill Partners and its direct ownership in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC and Seadrill Operating LP at fair value. Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company as the debt has not been transferred to Seadrill Partners entities, however, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale to Seadrill Partners which mirror the same terms and conditions and therefore the Company will recognize a related party loan receivable for these amounts. The excess of the fair value of the investments over the carrying value of Seadrill’s share of Seadrill Partners' net assets will be recognized as a gain in the Company’s consolidated statement of operations.
We estimate the gain to be recognized on deconsolidation to be calculated as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	141
Subtotal	3,865
Less:
Carrying value of Seadrill Partners’ net assets	1,255
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation of Seadrill Partners	2,370
Had the Company deconsolidated the assets and liabilities of Seadrill Partners as of December 31, 2013, certain line items in our balance sheet would have been impacted as follows:

(In US$ millions)
Balance sheet line items	As reported	As adjusted on proforma basis
Marketable securities	416	1,087
Amounts due from related party - current	101	627
Amounts due from related party - long term	—	2,126
Investment in associated companies	140	3,193
Drilling units	17,193	13,745
Goodwill	1,200	960
(a)    Fair value of investments and continuing involvement with investees
The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724
(i) Common units (marketable securities)
As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners will be accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a ‘common stock’ interest as defined by US GAAP.
These securities will be recognized on January 02, 2014 at the quoted market price and re-measured at fair value each reporting period. Any unrealized gains and losses on these securities are recognized directly in equity unless a realized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations. Dividend income from the Common units will be recognized in the consolidated statement of operations.

(ii) Subordinated units
As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units. The Company's holding in the subordinated units of Seadrill Partners will be accounted for under the equity method on the basis that the subordinated units are considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except for the removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units, on January 02, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period. Under the equity method the Company will recognize its share of Seadrill Partners’ earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the ‘Share in results of associated companies’ line in the consolidated statement of operations. Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs
The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders. The Seadrill Member Interest and the incentive distribution rights (IDRs) in Seadrill Partners will be accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured.
The fair value of Company's interest in the Seadrill Member and the attached IDRs as of January 02, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date. Distributions to the IDRs will be recognized in the consolidated statement of operations.

iv) Direct Ownership interests
The Company holds the following ownership interests in entities controlled by Seadrill Partners:

•	70% ownership in Seadrill Operating LP
Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners. The Company's limited partner interests will be accounted for under the equity method as the Company is deemed to have significant influence over Seadrill Operating LP by virtue of Seadrill’s representation on the board of Seadrill Partners.

•	49% ownership in Seadrill Capricorn Holdings LLC
Seadrill Capricorn Holdings LLC is a limited liability company. There is only one class of member interest which is deemed to represent voting common stock. The Company’s 49% holding will be accounted for under the equity method, as the Company is deemed to have significant influence over Seadrill Capricorn Holdings by virtue of Seadrill’s representation on the board of Seadrill Partners.

•	39% ownership of Seadrill Deepwater Drillship Ltd. and 39% (indirect) ownership of Seadrill Mobile Units (Nigeria) Ltd.
The Company holds a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary Seadrill UK Ltd. Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock. The equity method of accounting will be applied for both investments, as the Company is deemed to have significant influence by virtue of the Company’s representation on the board of Seadrill Partners.
The fair values of the four ownership interests described above have been determined using discounted cash-flow (“DCF”) methodology, using cash-flow forecasts and a discount rate of 7.7% which is deemed to be representative for a market participant.

(b)    Gain on retained investment
The entire gain on deconsolidation relates to the re-measurement of the retained investments.
(c)    Accounting for basis differences
The Company’s investments that are accounted for under the equity method (subordinated units and direct ownership interests) are recognized at fair value. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees’ net assets at the date of deconsolidation. An exercise will be performed to allocate these basis differences to identifiable assets and liabilities, with any residual recognized as goodwill. Differences allocated to depreciable or amortizable assets or liabilities will be amortized over the estimated useful economic life of the underlying assets and liabilities. This amortization will be recognized in the consolidated statement of operations in the ‘Share in results from associated companies’ line.

Issuance of bonds and new debt arrangements
On January 28, 2014, North Atlantic Drilling our subsidiary, raised $600 million in senior unsecured notes in a private offering in the United States pursuant to Rule144A and Reg-S under the Securities Act. The bond bears interest of 6.25% per annum with maturity in 2019.
On February 21, 2014, Seadrill Partners, our consolidated subsidiary as of December 31, 2013, closed on a $1.8 billion Term Loan B with a $100 million revolving credit facility. The term loan bears interest of LIBOR plus 3% per annum and is due in February 2021. Subsequently we repaid in full the existing $1,500 million facility and the West Leo portion of the $1,121 million facility, which had outstanding balances of $706 million and $472.6 million respectively.
On March 6, 2014, the Company completed a 1,500 million Swedish kronor senior unsecured bond issue. The bond bears interest of STIBOR plus 3.25% per annum with maturity in March 2019.

Issuance of equity by subsidiaries
On January 29, 2014, North Atlantic Drilling, our subsidiary, completed its initial public offering in the United States by issuing $125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL". The offering of 13,513,514 common shares was priced at $9.25 per share. North Atlantic Drilling has granted the underwriters a 30-day option to purchase up to 2,027,027 additional common shares.
On March 17, 2014, Seadrill Partners LLC, our consolidated subsidiary as of December 31, 2013, issued 10,400,000 common units representing liability company interests in a public offering at a price of $30.60 per common unit. Seadrill Partners LLC also granted the underwriters a 30-day option to purchase up to an additional 1,560,000 common units in which the underwriters have exercised in full this option, bringing the the total number of public common units sold in the offering to 11,960,000. In addition, and concurrently with the closing of the public offering, the Company has agreed to purchase directly from Seadrill Partners LLC, 1,633,987 common units at a price of $30.60 per unit. As a result of this transaction the Company's ownership interest in Seadrill Partners LLC is 53.2% including both the common and subordinated units.

Sale of West Auriga to Seadrill Partners
On March 21, 2014, the Company completed the sale of the entities that own and operate the West Auriga to Seadrill Capricorn Holdings LLC, a 49% owned subsidiary by the Company and 51% owned by Seadrill Partners LLC. The total implied purchase price was $1.24 billion, of which Seadrill Partners' 51% share was $632.4 million. As Seadrill Partners LLC became a deconsolidated subsidiary as of January 2, 2014, this sale will not be treated as a transaction with an entity under common control.

Sale of shares in SapuraKencana
On April 9, 2014, the Company sold 230 million shares of SapuraKencana, raising approximately $300 million in net proceeds. Following the completion of this transaction the percentage shareholding in SapuraKencana has been reduced from 12% to 8%.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 17, 2014

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management Ltd (Principal Executive Officer of Seadrill Limited)