Form 20-F/A
period 2013-12-31
SEADRILL LTD
filed 2014-05-08
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

TABLE OF CONTENTS
Page
Explanatory Note	3
ITEM 19. Exhibits	4

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 for Seadrill Limited (the “Company”), originally filed with the U.S. Securities and Exchange Commission on April 17, 2014 (the “2013 Form 20-F”), is being filed solely for the purpose of filing the Company’s Restricted Stock Unit Plan as Exhibit 4.3. This Exhibit was not previously filed.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, update or restate the information in any other item of the 2013 Form 20-F, or reflect any events that have occurred after the 2013 Form 20-F was originally filed.

ITEM 19.     EXHIBITS

Exhibit Number	Description
4.3	Restricted Stock Unit Plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seadrill Limited
(Registrant)

Date: May 8, 2014
By:    /s/ Per Wullf
Name:    Per Wullf

Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)