Form 20-F
period 2014-12-31
SEADRILL LTD
filed 2015-04-21
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, there were 492,759,938 shares, par value $2.00 per share, of the Registrant's common stock outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

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

In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
factors related to the offshore drilling market, including supply and demand, utilization rates, day rates, customer drilling programs, commodity prices, effects of new rigs on the market, effects of retirement or scrapping of rigs on the market, exploitation of sources of oil that do not require offshore drilling units, the development of alternative sources of fuel and energy, and effects of changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs,

•
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations,

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations,

•	repudiation, nullification, modification or renegotiation of contracts,

•	delay in payments by, or disputes with our customers under our drilling contracts,

•	newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates,

•	expected downtime and lost revenue and the ability of our drilling units to perform satisfactorily or to our expectations,

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment,

•	limitations on insurance coverage, such as war risk coverage, in certain areas,

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations,

•	the inability to repatriate income or capital,

•	expected costs of maintenance and repairs, including complications associated with repairing and replacing equipment in remote locations,

•	import-export quotas,

•	wage and price controls and imposition of trade barriers,

•
regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control,

•	the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects,

•	our ability to successfully employ our drilling units,

•	our ability to procure or have access to financing,

•	our expected debt levels,

•	our ability to comply with loan covenants,

•	liquidity and adequacy of cash flow for our obligations,

•	factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales,

•
tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, and the United States,

•	legal and regulatory matters, including results and effects of legal proceedings , outcome and effects of internal and governmental investigations,

•	customs and environmental matters,

•	effects of accounting changes and adoption of accounting policies,

•	recruitment and retention of personnel ,

•	pension plan and other post-retirement benefit plan contributions,

•	the timing of severance payments and benefit payments,

•	acquisitions and divestitures of businesses and assets and the execution of transactions to acquire and divest businesses and assets, and

•	other important factors described from time to time in the reports filed or furnished by us with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE.

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

Throughout this Annual Report, unless the context otherwise requires, references to "Seadrill Limited," "Seadrill," the "Company," "we," "us," "Group," "our" and words of similar import refer to Seadrill Limited, its subsidiaries and its other consolidated entities. Unless otherwise indicated, all references to "US$" and "$" in this Annual Report are to, and amounts are presented in, U.S. dollars.

A.	SELECTED FINANCIAL DATA

The selected statement of operations and other financial data of the Company with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the selected balance sheet data of the Company as of December 31, 2014 and 2013 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected statement of operations and other financial data for the fiscal years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from the Consolidated Financial Statements of the Company that are not included herein.

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

	Year ended December 31,
	2014	2013	2012	2011	2010
		(In millions of U.S. dollars except common share and per share data)
Statement of Operations Data:
Total operating revenues	4,997	5,282	4,478	4,192	4,041
Net operating income	2,279	2,098	1,791	1,774	1,625
Net income	4,087	2,786	1,205	1,482	1,172
Earnings per share, basic	8.32	5.66	2.37	3.05	2.73
Earnings per share, diluted	8.30	5.47	2.34	2.96	2.73
Dividends paid	1,466	1,356	1,975	1,440	990
Dividends paid per share	2.98	2.74	4.31	3.14	2.41
Dividends declared per share *	2.00	3.72	3.51	3.06	2.74
 * Includes the fourth quarter dividends for 2013, 2011, 2010 and 2009 that were declared subsequent to the year end in the first quarter of the following year.

	Year ended December 31,
	2014	2013	2012	2011	2010
		(In millions of U.S. dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	831	744	318	483	755
Drilling units	15,145	17,193	12,894	11,223	10,795
Newbuildings	2,030	3,419	1,882	2,531	1,247
Investment in associated companies	2,898	140	509	721	205
Goodwill	604	1,200	1,320	1,320	1,676
Total assets	26,506	26,300	19,632	18,304	17,497
Long-term debt (including current portion)	12,620	13,466	10,761	9,993	9,157
Common share capital	985	938	938	935	886
Total equity	10,390	8,202	6,024	6,302	5,937
Common shares outstanding (in millions)	492.8	469.0	469.2	467.8	443.1
Weighted average common shares outstanding (in millions)	478.0	469.0	468.5	458.6	409.2
Other Financial Data:
Net cash provided by operating activities	1,574	1,695	1,590	1,669	1,210
Net cash provided by/(used in) investing activities	66	(2,964)	(1,360)	(2,486)	(2,207)
Net cash provided by/(used in) by financing activities	(1,521)	1,695	(395)	538	1,293
Capital expenditures	(3,168)	(4,463)	(1,690)	(2,543)	(2,368)

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this Annual Report, all information concerning our business and our assets is as of December 31, 2014.

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

•
the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, eastern Europe or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and less technologically advanced drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. In response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have recently announced decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

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

Please also see "The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations."

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

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a client, the occurrence could adversely affect our consolidated statement of financial position, results of operations or cash flows. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, that are not covered by third party insurance contracts. Specifically, we have at times in the past elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. Beginning April 1, 2014 we have insured a limited part of this windstorm risk in a combined single limit annual aggregate policy. The Company is currently negotiating the renewal of its policy to insure a limited part of this windstorm risk for a further period starting May 1, 2015 through March 31, 2016, and no final decision has been made on whether the renewal will be implemented. If we elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

An over-supply of offshore drilling units may lead to a reduction in dayrates and therefore may materially impact our revenues and profitability.

During the recent period of high utilization and high dayrates, which we believe ended in early 2014, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off contract.

The supply of available uncontracted units is likely to intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels. Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as Arctic or deepwater locations, may be subject to greater reductions in activity. Such reductions in high cost regions may lead to relocation of drilling units, increasing the supply of available drilling units in regions with relatively less reductions in activity. In addition, customers may request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates could adversely affect our revenues and profitability.

In addition, prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Please also see "The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations."

The market value of our current drilling units and those we acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

During the second half of 2014, the estimated fair value of our drilling units, based upon various broker valuations, has decreased by approximately 10%. If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

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

Please also see "The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations."

Consolidation of suppliers may increase the cost of obtaining supplies, or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventors, or BOPs, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. For instance, we experienced an interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

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

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. With the exception of certain drilling contracts between our majority owned subsidiary, North Atlantic Drilling Ltd., or NADL, and Rosneft Oil Company, or Rosneft, for activity in Russian Arctic and deepwater areas, we do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 to July 20, 2014. The JPOA has since been renewed twice, and is set to expire on June 30, 2015.

Certain of our customers or other parties that we have entered into contracts with may be the subject of sanctions imposed by the United States, the European Union and / or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. In addition, such sanctions may prevent us from closing the previously announced transactions between our subsidiary NADL and Rosneft Oil Company, or performing some or all of our obligations under the drilling contracts with Rosneft Oil Company, which could impact our future revenue, backlog, and results of operations.

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

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran, Myanmar and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

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

Hurricanes have from time to time caused damage to a number of drilling units unaffiliated to us in the Gulf of Mexico. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, and issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. BSEE subsequently issued additional guidelines requiring Mobile Offshore Drilling Units (MODUs) to be outfitted with Global Positioning Systems (GPS) and to provide BSEE with real-time GPS location data for MODUs effective March 19, 2013. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the U.S. Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units, although such risks to the extent possible should rest with our clients.

We currently do not have any jack-up rigs or moored drilling units operating in the U.S. Gulf of Mexico. However, we do have three ultra-deepwater semi-submersible drilling rigs and three ultra-deepwater drillships operating in the U.S. Gulf of Mexico, that are self-propelled and equipped with thrusters and other machinery, which enable the rig to move between drilling locations and remain in position while drilling without the need for anchors.

Public health threats could have an adverse effect on our operations and our financial results.

Public health threats, such as ebola, influenza, Severe Acute Respiratory Syndrome and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

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

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies, such as the Norwegian Kroner, UK Pound Sterling, and Brazilian Reals, and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas, including arctic areas, has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or the MEPC, in July 2011, relating to greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

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

In the near-term aftermath of the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. GOM and subsequently implemented Notices to Lessees 2010-N05 and 2010 N-06, providing enhanced safety requirements applicable to all drilling activity in the U.S. GOM, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. GOM must comply with the Interim Final Ruleto Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems and various requirements imposed through Notices to Lessees and Operators (SEMS). Operators were required to implement a SEMS program by November 15, 2011 and submit their first completed SEMS audit to BSEE by November 15, 2013. The original SEMS rule was later modified by the SEMS II final rule which became effective June 4, 2013. SEMS II enhanced and supplemented operators' SEMS programs with employee training, empowering field level personnel with safety management decisions and strengthening auditing procedures by requiring them to be completed by independent third parties. Operators had until June 4, 2014 to comply with SEMS II, except for certain auditing requirements. All SEMS audits must comply with SEMS II by June 4, 2015. The U.S. Occupational Safety and Health Act (OSHA) imposes additional recordkeeping obligations concerning occupational injuries and illnesses for MODUs attached to the outer continental shelf.

In addition, in order to obtain drilling permits, operators must submit applications that demonstrate compliance with the enhanced regulations, which require independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. Operators have previously had, and may in the future have, difficulties obtaining drilling permits in the U.S. GOM. In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the installation and testing of well control equipment. Likewise, in August 2014, BSEE proposed an Advanced Notice of Proposed Rulemaking proposing variations to the permitting program that would bolster the offshore financial assurance and bonding program. These new and proposed guidelines and standards for safety, environmental and financial assurance and any other new guidelines or standards the U.S. government or industry may issue or any other steps the U.S. government or industry may take, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.

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

Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. GOM could impact the demand for drilling units in the U.S. GOM in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. GOM. It is possible that short-term potential migration of rigs from the U.S. GOM could adversely impact dayrate levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. GOM and, therefore, reduce demand for our services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can we predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. GOM. As such, our cash flow and financial position could be adversely affected if our three ultra-deepwater semi-submersible drilling rigs and three ultra-deepwater drillships operating in the U.S. GOM were subject to the risks mentioned above.

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

The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to keep pace with technological developments. If we are not successful in acquiring new equipment or upgrading our existing equipment in a timely and cost-effective manner in response to technological developments or changes in standards in our industry, we could lose business and profits. The cost of upgrading our equipment may increase as our fleet ages, which could adversely affect our financial performance. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, our business interaction with national oil companies as well as the state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the United Kingdom or the UK Bribery Act. One such national oil company customer, Petrobras, is currently subject of a substantial public investigation of allegations of corruption by local authorities in Brazil. We are subject to the risk that we or our affiliated companies or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

A cyber-attack could materially disrupt our business

We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. Please see "Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings".

Risks Relating to Our Company

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.

The oil and gas drilling industry is cyclical, and the industry has entered a downcycle. Crude oil prices have fallen during the past year. The price of Brent crude has fallen from over $100 per barrel in March 2014, to approximately $50 per barrel as of March 20, 2015. In response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have recently announced decreases in budgeted expenditures for offshore drilling. Declines in capital spending levels, coupled with additional newbuild supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.

Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units will be exacerbated by the entry of newbuild rigs into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows. We currently have 15 rigs under construction comprised of four drillships, three semi-submersibles, and eight jack-ups. Of the rigs under construction, two have drilling contracts that commence upon delivery. In addition, the contract between NADL and Rosneft Oil Company for the newbuild drilling unit West Rigel is at significant risk of termination. We have reached agreements with both Cosco and Dalian shipyards in China to delay delivery of the Sevan Developer, a semi-submersible drilling rig, and eight jack-up drilling rigs, which were not contacted for employment. There is no assurance that we will be able to delay the delivery of our other newbuilds that do not have associated drilling contracts.

If we are unable to secure contracts for our drilling units, including for when newbuilds are delivered to us and upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of March 20, 2015, we had four units, comprised of the West Resolute, West Triton, West Navigator, and West Cressida idled or stacked. Subsequently on March 24, 2015, the West Cressida signed a one year contract expiring in March 2016. If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all for the remaining installment payments we are obligated to make before the delivery of our remaining newbuilds and our other capital requirements including principal repayments.

In general, drilling unit owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive rates down to or below cash breakeven levels. To maintain the continued employment of our units, we may also accept contracts at lower dayrates or on less favorable terms due to market conditions. In addition, customers have and may in the future request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates have and will adversely affect our revenues and profitability.

In the current environment our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. For instance, Rosneft Oil Company, or Rosneft, recently terminated the contract with NADL for the West Navigator, prior to commencement, and the remaining contracts between NADL and Rosneft are at significant risk of termination. In addition, we were recently unable to conclude execution of contract extensions for the drilling units West Taurus and West Eminence in Brazil after the approval of such extensions by Petrobras.

The effects of the downcycle may have other impacts on our business as well. During the period ended December 31, 2014 we recognized a charge of $232 million relating to the impairment of goodwill allocated to out jack-up drilling rig segment. Prolonged periods of low utilization and dayrates could also result in a reduction in the market value of our drilling units or goodwill. This could lead to the recognition of further impairment charges on our drilling units or goodwill if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units or goodwill may not be recoverable. In addition, if the market value of our drilling units decreases, and we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.

Prolonged periods of low dayrates, the possible termination or loss of contracts and reduced values of our drilling units could negatively impact our ability to comply with certain financial covenants under the terms of our debt agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. In addition, our existing debt agreements contain cross-default provisions. In the event of a default by us under one of our debt agreements, the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements. This could lead to an acceleration and enforcement of such agreements by our lenders.

We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2014, we had $13.0 billion in principal amount of interest bearing debt, representing approximately 222% of our total market capitalization, of which $9.8 billion was secured by, among other things, liens on our drilling units. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

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
We may seek and obtain waivers or amendments from our lenders with respect to the restrictions and covenants contained in our debt agreements. If we are unable to comply with any of the restrictions and covenants in our debt agreements governing our indebtedness, or in current or future debt financing agreements, and we are unable to obtain a waiver or amendment from our lender for such noncompliance, a default could occur under the terms of those agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. Our drilling units serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As of December 31, 2014, we had $9.8 billion of interest-bearing debt secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. We also consolidate certain subsidiaries of Ship Finance International Limited (NYSE: SFL), or Ship Finance, entities into our financial statements as variable interest entities, or VIEs. To the extent that the VIEs may default under their indebtedness and their debt becomes classified as current in their financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements. The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase shares of our common stock, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees.

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

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to execute our growth strategy and to fund our capital expenditures. Our ability to access the capital markets may be limited by our financial condition at the time, by changes in laws and regulations or interpretation thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Borrowings under our current credit facilities, which are subject to certain conditions, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of all of our newbuilding drilling units, which as of March 20, 2015 was $5.0 billion. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we would be prevented from realizing potential revenues from these projects, we could also lose all or a portion of our yard payments that were paid by us, which as of March 20, 2015, amounted to $1.6 billion and we could be liable for penalties and damages under such contracts. Following such potential defaults we are also exposed under cross-default provisions in our loan financing agreements.

Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not pay dividends in the future

Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors, or the Board, and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future.

We rely on a small number of customers.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As of December 31, 2014, our five largest customers accounted for approximately 63% of our future contracted revenues, or backlog. Our results of operations could be materially adversely affected if any of our major customers failed to compensate us for our services, terminated our contracts with or without cause, failed to renew our existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

We may be restricted from competing with Seadrill Partners under the Omnibus Agreement.

We have entered into an omnibus agreement with Seadrill Partners in connection with its initial public offering, which may restrict our ability to, among other things, acquire, own, operate or contract for certain drilling units operating under drilling contracts of five or more years, unless we offer to sell such drilling units to Seadrill Partners. These restrictions could harm our business and adversely affect our financial position and results of operations and ability to implement our growth strategy. For additional information, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Seadrill Partners-Omnibus Agreement-Noncompetition.”

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

As of March 20, 2015, we had an outstanding newbuilding order book with various yards for an additional 15 drilling units with corresponding contractual yard and other payment commitments totaling $5.0 billion. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure, terrorist acts, war, piracy or civil unrest. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Failure to secure a drilling contract prior to delivery of our newbuilding drilling rigs could adversely affect our results of operations.

We have entered into agreements with various shipbuilding yards in Singapore, South Korea and China for the construction of 15 new drilling units consisting of drillships, semi-submersible rigs and jack-up rigs. We have not yet secured drilling contracts on 13 of these newbuilding drilling units. In addition, the contract between NADL and Rosneft Oil Company for the newbuild drilling unit West Rigel is at significant risk of termination. Historically, the industry has at times experienced prolonged periods of overcapacity, during which many rigs were idle for long periods of time. Our failure to secure a drilling contract for any of these newbuilding drilling units prior to their delivery could adversely affect our cash flows and results of operations. In addition, in the event we are unable to secure a contract for any of these newbuilding drilling units prior to their delivery we may not be able to obtain financing for such drilling units, or we may not be able to obtain financing in the amounts or on the terms that we have obtained financing for other drilling units in the past.

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

The majority of our drilling units are employed on long-term contracts. The average remaining contract length as of March 20, 2015, was 2.1 for our floaters and 1.1 years for our jack-up rigs, excluding the remaining contract length attributable to the SeaMex contracts which were deconsolidated after the reporting year end. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases including wages, insurance and maintenance cost. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long term contracts contain rate adjustment provisions based on market day-rate fluctuations rather than cost increases. In such contracts, the day rate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, normally our contracts contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our cost, without additional compensation from the customer, for reasons beyond our control.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which the means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our drilling rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of our fleet of drilling units. However, our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members, who are not required to maintain the drilling units, to active rigs to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

We may not be able to renew or obtain new and favorable contracts for drilling units whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.

As of March 20, 2015, we had 9 contracts that expire in 2015, 12 contracts that expire in 2016 and 8 contracts that expire in 2017. Our ability to renew existing contracts or obtain new contracts will depend on the prevailing market conditions, which may vary among different geographic regions, different types of drilling units, and specific customers. Likewise, our customers may reduce their activity levels or seek to terminate or renegotiate drilling contracts with us. If we are not able to obtain new contracts in direct continuation, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, such as contracts on a turnkey basis, our revenues and profitability could be adversely affected.

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

If the dayrates which we receive for the reemployment of our current drilling units are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to maintain or increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to pay dividends to our shareholders.

We may incur impairment charges as a result of reduced demand for drilling services or other factors

We have recorded charges for impairment of goodwill due to declining day rates and future market expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers. In the future, we may be required to record additional impairment charges to goodwill or other assets. Such impairment charges could have a material adverse effect on our financial performance or results of operations. In addition, such impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements.

 Our future contracted revenue, or backlog, for our fleet of drilling units may not be ultimately realized.

As of March 20, 2015, the future contracted revenue for our fleet of drilling units, or contract backlog, was approximately $9.7 billion excluding $3.1 billion of backlog attributable to the Rosneft contracts, and excluding $1.6 billion of backlog attributable to the SeaMex jack-up drilling rigs which were deconsolidated after the reporting year. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the stated amounts and periods due to shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. For instance, Rosneft Oil Company, or Rosneft, recently terminated the contract with NADL for the West Navigator, prior to commencement, and the remaining contracts between NADL and Rosneft are at significant risk of termination. In addition, we were recently unable to conclude execution of contract extensions for the drilling units West Taurus and West Eminence in Brazil after the approval of such extensions by Petrobras. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

The offshore drilling industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in oil and gas prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of drilling units. We have idled and stacked rigs, and may in the future idle or stack additional rigs or enter into lower dayrate drilling contracts in response to market conditions. We cannot predict when or if any idled or stacked rigs will return to service.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.

In addition, worldwide financial and economic conditions could cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in our credit facilities and our customers, causing them to fail to meet their obligations to us. In addition, a portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

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

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation may grow in the future as new units are delivered, which could increase the future demand for offshore drilling crews. Notwithstanding a general downturn in the drilling industry, in some regions such as Brazil and Western Africa, limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase demand for qualified offshore drilling crews, which may increase our costs. Future expansion of the rig fleet, or improved demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

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

We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Archer Limited, or Archer, SapuraKencana Petroleum Berhad, or SapuraKencana, and Seabras Sapura Participacoes SA and Sapura Holdco Ltd. (collectively, Seabras Sapura), among others. In addition, following the deconsolidation of Seadrill Partners on January 2, 2014, our interest in Seadrill Partners, Seadrill Operating LP, and Seadrill Capricorn Holdings LLC are all treated as investments in associates. The market value of our equity interest in these companies is likely to be volatile and could fluctuate in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

Interest rate fluctuations could affect our earnings and cash flow.

In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds and convertible bonds, the large majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2014, our total floating rate debt amounted to $10.3 billion of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $8.1 billion. The corresponding weighted average interest rate was 2.18% as of the same date. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all. If we are unable to effectively manage our interest rate exposure through interest rate swaps, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

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

If the United States Internal Revenue Service, or IRS, were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code, (which election could itself have adverse consequences for such shareholders, as discussed below under "Item 10 Additional Information – E. Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in shares of our common stock, this could adversely affect our ability to raise additional capital through the equity markets. See "Item 10 Additional Information – E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor's particular situation under U.S. federal, state, local or foreign law.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder is Hemen Holding Limited, or Hemen. All but one of our directors serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

We are incorporated in Bermuda and substantially all of our assets are located outside the U.S. In addition, all but one of our directors and all but one of our executive officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.

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

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider to be in its best interest. For more detailed information, reference is made to "Item 10. Additional Information" of this Annual Report.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Seadrill Limited was incorporated in Bermuda under the Companies Act on May 10, 2005 as an exempted company limited by shares.  Our shares of common stock have been listed under the symbol "SDRL" on the Oslo Stock Exchange, or OSE, since November 2005 and on the NYSE since April 2010. Our principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda and our telephone number is +1 (441) 295-6935.

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep, and ultra deep-water areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis to drill wells for our customers, who are oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term.

Through a number of acquisitions of companies, secondhand units and contracts for newbuildings, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 9,450 skilled employees. At March 20, 2015, we had a fleet of 39 offshore drilling units consisting of 12 semi-submersible rigs, 8 drillships and 19 jack-up rigs in operation and contracts for the construction of 15 offshore drilling units. These figures exclude the 5 jack-up rigs deconsolidated as part of the SeaMex joint venture in March 2015, but include the West Carina drillship which was delivered subsequent to the December 31, 2014 year end. Please see "Item 4. D. Property, Plant and Equipment", for further information on our fleet of drilling units and newbuilds.

NADL, our majority owned subsidiary, is a Bermuda company formed in 2011 that focuses entirely on harsh environment offshore drilling operations. In January 2014, NADL completed its initial public offering ("IPO") in the United States of 13,513,514 common shares at $9.25 per share. As of December 31, 2014, we owned approximately 70.4% of NADL’s outstanding common shares, which are listed for trading on the NYSE and Norwegian Over-the-Counter Exchange, or Norwegian OTC, under the symbol “NADL.”

Sevan Drilling ASA, or Sevan, a controlled subsidiary, is a Norwegian company that focuses on owning and operating drilling units and specializes in the ultra-deepwater segment. As of December 31, 2014, we owned 50.11% of the outstanding shares in Sevan. Sevan's common shares trade on the OSE under the symbol “SEVDR”.

Asia Offshore Drilling, or AOD, a controlled subsidiary, is a company incorporated in Bermuda that owns and operates three high specification jack up drilling rigs. As of December 31, 2014, we owned 66.2% of the outstanding shares in AOD.

In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We currently have the following significant equity investments, among others, in other companies in our industry:

•
Seadrill Partners, an associated company, is a Marshall Islands limited liability company formed in 2012 that focuses on owning and operating offshore drilling rigs under long term contracts with major oil companies. In October 2012, Seadrill Partners completed its IPO in the United States of 8,750,000 common units at $22.00 per unit. As of January 2, 2014, Seadrill Partners was deconsolidated. As of December 31, 2014, we currently own 46.6% of the outstanding limited liability interests of Seadrill Partners, which includes outstanding common and subordinated units. Seadrill Partners' common units trade on the NYSE under the symbol "SDLP". We also own significant non-controlling interests in various subsidiaries of Seadrill Partners.

•	Archer, a global oilfield service company that specializes in drilling and well services. We currently own 39.9% of the outstanding common shares of Archer.

•	SapuraKencana, an integrated oil and gas services and solutions provider. We currently own 8.2% of the outstanding common shares of SapuraKencana.

•	Seabras Sapura, a group of related companies that construct, own and operate pipe-laying service vessels in Brazil. We have a 50% ownership stake in each of these companies.

Please see the Notes to our Consolidated Financial Statements included in this Annual Report for further information on our investments.

Management of the Company

Overall responsibility for the management of Seadrill Limited and its subsidiaries rests with the Board. The Board has organized the provision of management services through a subsidiary incorporated in the United Kingdom, Seadrill Management Ltd. The Board has defined the scope and terms of the services to be provided by Seadrill Management authorizing it to run day-to-day operations. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.

Seadrill Management also has service and other management agreements with Seadrill Partners, an associated company, and SapuraKencana, where Seadrill Management provides management and operational services relating to various drilling units owned by these companies.

Acquisitions, Disposals, and Other Significant Developments for the period from January 1, 2014 through and including December 31, 2014

Acquisitions and capital expenditures

In December 2014, we exercised a purchase option for the West Polaris, an ultra-deepwater drillship, from Ship Finance International Limited ("Ship Finance"). The West Polaris was acquired from the Company by Ship Finance in 2008 and subsequently bareboat chartered to Seadrill with purchase options commencing in 2012. The purchase option price was $456 million and total consideration payable to Ship Finance was $111 million after debt, which was settled in January 2015.

We had total capital expenditures of approximately $3.2 billion, $4.5 billion and $1.7 billion in the years ended 2014, 2013 and 2012 respectively. Our capital expenditures relate primarily to our newbuild drilling unit program, capital additions and equipment to our existing drilling units and payments for long term maintenance. We financed this capital expenditure through cash generated from operations, secured and unsecured debt arrangements and the sale of partial ownership interests in certain subsidiaries and investments. Please refer to "Item 4D. Property, Plants and Equipment" and "Item 5. Operating and Financial Review and Prospects" for further information on the Company's fleet.

Disposals and deconsolidations

During the period from Seadrill Partners' IPO, in October 2012 until the time of its first effective annual general meeting, or AGM, on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partners' board of directors. Beginning with its first AGM, the majority of the board members of Seadrill Partners became electable by its common unitholders and accordingly, it is from this date the Company no longer retained the power to control the board of directors of Seadrill Partners. Seadrill Partners was therefore deconsolidated by the Company on January 2, 2014. As a result of the deconsolidation the Company derecognized the assets and liabilities of Seadrill Partners, and recognized its ownership interests in Seadrill Partners, and its non-controlling interests in Seadrill Partners subsidiaries, at fair value. See Note 11 to our Consolidated Financial Statements included herein for further discussion on deconsolidation of Seadrill Partners.

During 2014, we entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc, or Fintech, to form SeaMex Ltd., or SeaMex, a 50% owned joint venture. Fintech is a private investment manager founded in 1989 that has a strong investment record and operation in Latin American countries. SeaMex has been formed for the purpose of owning and managing the jack-up drilling units working for Petroleos Mexicanos, or Pemex as well as to develop and pursue further opportunities in Mexico and other Latin American countries. The joint venture became effective on March 10, 2015. As of this date the Company will deconsolidate the five jack-up rigs, West Courageous, West Defender, West Intrepid, West Oberon and West Titania and related companies that form part of the joint venture, and recognize its 50% equity investment in SeaMex at fair value.

On November 4, 2014, we completed the sale of the entities that own and operate the West Vela to Seadrill Capricorn Holdings LLC, 49% owned by the Company and 51% owned by Seadrill Partners. Total initial consideration for the transaction was $900 million, of which Seadrill Partners' 51% share was $459 million.

On July 17, 2014, we sold an additional 28% interest in Seadrill Operating LP, a limited partnership controlled by Seadrill Partners, for $373 million to Seadrill Partners. Following this sale, we own a 42% interest in Seadrill Operating LP.

During the twelve months ended December 31, 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs. As a result of the sale, a gain of $131 million was recognized, which is included in the consolidated statement of operations within "Gain on realization of marketable securities". As a result of this transaction, our ownership interest in SapuraKencana’s outstanding common shares is 8.18%.

On March 21, 2014, we sold the entities that own and operate the West Auriga to Seadrill Capricorn Holdings LLC, 49% owned by the Company and 51% owned by Seadrill Partners. Total consideration for the transaction was $1.24 billion, of which Seadrill Partners' 51% share was $632 million.

Other significant developments

On March 17, 2014, Seadrill Partners, issued 10,400,000 common units in a public offering, with Seadrill also subscribing directly for 1,633,987 common units. On June 18, 2014, Seadrill Partners issued 6,100,000 common units to the public and 3,183,700 to Seadrill. On September 29, 2014, Seadrill Partners, issued a further 8,000,000 common units to the public. As a result of these transactions the Company's equity ownership interest in Seadrill Partners as of March 20, 2015, was 46.6% including both the common and subordinated units.

Rosneft Framework Agreement
On May 26, 2014, we entered into an Investment and Co-Operation Agreement with NADL and Rosneft to pursue onshore and offshore growth opportunities in the Russian market.
In connection with the Investment and Co-Operation Agreement, on August 20, 2014, we entered into a Framework Agreement with NADL and Rosneft, pursuant to which Rosneft agreed to sell, and NADL agreed to purchase, 100% of the capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of NADL, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. As part of this transaction, Rosneft has agreed to purchase additional shares in NADL at closing, at the same price, to increase its aggregate ownership interest in NADL to at least 30%. In addition, the Framework Agreement provides that Rosneft is entitled to receive additional shares of NADL following the commencement of certain offshore drilling contracts awarded by Rosneft to NADL. The Framework Agreement also provides that we and Rosneft will enter into a Shareholder Agreement to reflect certain agreements relating to NADL and the shares owned by both us and Rosneft in NADL, including, among other things, certain restrictions on such stockholders’ rights to vote, standstill restrictions and certain rights of first refusal. The Framework Agreement also contains customary closing conditions, including the necessary corporate approvals from Rosneft and certain termination rights.
The Framework Agreement provided for a closing date of no earlier than November 10, 2014, and that the agreement would terminate if the transaction had not closed by December 31, 2014. On November 7, 2014 the parties mutually agreed to extend the date of termination of the Framework Agreement until May 31, 2015 and on April 16, 2015, the parties mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. The parties have agreed to use their reasonable endeavors to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement, and the terms of the related offshore drilling contracts. During this time, NADL is permitted to market its offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.
We can provide no assurances that we will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement as summarized herein.

Acquisitions, Disposals, and Other Significant Developments January 1, 2013 for the period from through and including December 31, 2013

Acquisitions and capital expenditures

In December 2013, we acquired the high specification jack-up newbuild in process, Prospector 3 from Prospector Offshore Drilling Rig Construction S.à.r.l., an unrelated party, for a total purchase price of $235 million. The rig was subsequently renamed West Titania.

In July 2013 we obtained control of 50.1% of the total outstanding shares of Sevan through direct ownership and our forward share purchase agreements which result in a controlling financial interest and as a result Sevan became a consolidated subsidiary from July 2, 2013. As a result of our increased interest, we were required to make a mandatory offer in accordance with the Oslo Stock Exchange rules for the remaining outstanding shares in Sevan for NOK 3.95. This mandatory offer period expired on August 23, 2013. As a result of the offer, we obtained an additional 47,394 shares, bringing our total interest in Sevan to 297,941,358 shares, or 50.11% of the total outstanding shares.

On March 25, 2013, we and the other major shareholder in Asia Offshore Drilling, Mermaid Maritime Plc, signed a shareholder resolution that changed the board of directors' composition in favor of the Company. Based on this change as of March 25, 2013 we obtained control of the board of directors and also owned 66.18% of the outstanding shares. As a result of obtaining control, we consolidated the results and financial position of AOD from this date. We currently own 66.23% of the outstanding common shares of Asia Offshore Drilling.

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

During 2013, we sold entities that operate and own the tender rigs T-15, T-16 and semi-submersible rigs West Leo and West Sirius to subsidiaries of Seadrill Partners. As of December 31, 2013, Seadrill Partners was a consolidated subsidiary and therefore no gain or loss was recorded on sale by the Company.

Other significant developments

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

Acquisitions, Disposals, and Other Significant Developments for the period from January 1, 2012 through and including December 31, 2012

Acquisitions and capital expenditures

In November, 2012, we entered into an agreement with Songa Eclipse Ltd. to acquire the ultra-deepwater semi-submersible drilling rig Songa Eclipse for a cash consideration of $590 million. The cash consideration also included the acquisition of the drilling contract with Total Offshore Angola that was fixed and due to end in December 2013 with three one year options to extend the contract. The physical delivery and final payment took place on January 3, 2013 which was considered to be the date of acquisition.

During 2012 we entered into agreements with yards to construct two ultra deepwater drillships, two ultra-deepwater semi-submersible rigs, and one tender rig with a total estimated project price for all rigs of $2.6 billion including project management, drilling and handling tools, spares, operations preparation and capitalized interest.

Other significant developments

In November 2012, after a series of share acquisitions, our ownership interest in Asia Offshore Drilling increased to 12,190,858 common shares, or 64.23%. On November 12, 2012, we launched a mandatory offer to acquire the remaining issued and outstanding common shares of Asia Offshore Drilling for a purchase price per share of NOK28.71. Subsequent to this we owned 66.23% of the outstanding common shares of Asia Offshore Drilling.

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

On May 17, 2012, SapuraCrest and Kencana Petroleum Bhd merged into a new entity SapuraKencana Petroleum Bhd, or SapuraKencana. As a consequence, our equity interest was diluted and the accounting treatment for this investment changed from being treated as an associated company to a marketable security, which is marked-to-market each quarter. In relation to the dilution, we booked a non-cash gain of $169 million. On May 30, 2012, we sold 300 million shares at MYR2.12 in the secondary market receiving gross proceeds of approximately $200 million and which resulted in an accounting gain of $84 million. This reduced our holdings of SapuraKencana to 319,540,802 shares, which was equivalent to 6.4% of the outstanding shares.

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

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep- and ultra deep-water areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis to drill wells for our customers, who are oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. The various types of drilling units in our fleet are as follows:

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

Reporting Segments

We report our business in the following reportable segments:

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

In prior periods, the company reported a Tender Rigs segment, which related to services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. In these periods, the Company had drilling contracts related to self-erecting tender rigs and semi-submersible tender rigs. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners LLC ("Seadrill Partners") as of January 2, 2014, the Company no longer has any drilling contracts in the Tender rig segment.

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

Growth through newbuildings, targeted alliances, mergers and acquisitions

We have grown our fleet significantly since our formation in 2005. Our strategy is focused on developing a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested significantly in new rigs with enhanced technical capabilities. Following the deconsolidation and disposal of 7 ultra-deepwater and 3 tender rigs to Seadrill Partners, and 5 high-specification jack-ups to SeaMex, we had as March 20, 2015, 25 ultra-deepwater units built in 2000 or after, 2 mid-water semi-submersible harsh environment rigs and 24 high-specification jack-up rigs built after 2005 and 3 harsh environment jack-ups. In addition, consistent with our goal to operate the most technologically advanced drilling unit fleet and our commitment to safety, in the future, we may sell certain assets from time to time to replenish and grow our fleet. In April 2013, we completed the sale of 10 tender rigs to SapuraKencana and our investments in entities that owned tender rigs, for an enterprise value of $2.9 billion and we currently own approximately an 8% equity interest in SapuraKencana. We used the proceeds from the transaction to repay indebtedness and further grow our premium ultra-deepwater and jack-up segments.

In addition, we have made significant investments in companies operating in our industry, the offshore drilling segment and in the oil services segment, including investments in our subsidiaries, and other companies that we have equity investments in, including Seadrill Partners, Archer, Seabras Sapura, SapuraKencana and SeaMex. Refer to "Item 4A - History and development of the Company" for further information.

Market Overview

We provide operations in oil and gas exploration and development in regions throughout the world and our customers include major oil and gas companies, state-owned national oil companies and independent oil and gas companies. Our customers have experienced a significant decline in oil prices and reduced near term capital expenditures. As a result, the offshore drilling market is encountering a significant reduction in demand.

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing worldwide fleet as of March 20, 2015 totals 899 units including 118 drillships, 198 semi-submersible rigs, 544 jack-up rigs and 39 tender rigs. In addition, there are 56 drillships, 128 jack-up rigs, 30 semi-submersible rigs and 9 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 43 units.

Semi-submersible rigs and drillships

The world fleet of semi-submersible rigs and drillships currently totals 316 units. In addition, there are 86 units under construction, 30 semi-submersible rigs and 56 drillships. Of the total fleet, 131 units were built before 1998. These units are mainly moored units and have an average age of 33 years. For the existing 185 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. 29 of the 185 units are capable of operations in water depths up to 7,500ft and 156 of the 185 units are capable of operations in ultra-deep waters (waters deeper than 7,500ft).

The demand for dynamically positioned drillships and semi-submersible rigs has seen strong growth since 2005. The reason for this increase in demand has been related to growth in deepwater activities by oil companies. In addition to increased demand, the oil companies have also required higher operational capacities and technical specification of the units. In order to meet demand, a significant number of new rigs have been built since 2005 increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 29 to 156. Until recently, higher oil prices and an improved economic outlook has spurred a higher activity level from oil companies that has increased the demand for ultra-deepwater units resulting in renewed interest for construction of further new ultra-deepwater units, as well as, pushing dayrates up.

As a result of the recent decline in oil prices and reductions in oil companies spending levels, the offshore drilling market is currently entering its second year of a downturn. Approximately a quarter of the global fleet of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered. Based on this available capacity, significant delays or cancellation of newbuild projects can be expected. New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.

Jack-up rigs

The world fleet of jack-up rigs as at March 20, 2015, totals 544. Of these rigs, 470 rigs are operational, 28 are warm-stacked and 46 are cold-stacked. In addition, there are 128 units under construction. The existing world fleet includes 78 units equipped and outfitted for operations in harsh environments of which 16 rigs are approved for operations in Norway. Out of the rigs currently under construction, 32 will have harsh environment capabilities but only 4 will be outfitted for operations in Norway. The average age of the existing fleet is currently 23.4 for the benign environment units and 13.1 for the harsh environment units. The overall utilization rate for jack-up rigs is 74% while the utilization rate for benign environment jack-up rigs built after 2005 is 83% and the utilization rate for the harsh environment rigs is 83%. Of the existing fleet, 221 rigs are capable of drilling in water depths higher than 350ft.

The low oil price and number of newbuilds entering the market continues to pose utilization and dayrate challenges to this segment. Currently there are more than 200 units in the global fleet that are more than 30 years old. Although there will be some instances where an operator may see some value in using a simpler design, broadly speaking most will see more value in hiring a premium unit to replace an older one.

The above overview of the various offshore drilling sectors is based on previous market developments and current market conditions. Future markets conditions and developments cannot be predicted and may well differ from our current expectations.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the U.S. Gulf of Mexico, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2014 our five largest customers were:

•	Petroleo Brasileiro S.A., or Petrobras, which accounted for approximately 20% of our revenues;

•	Total S.A. Group, or Total, which accounted for approximately 13% of our revenues;

•	Statoil ASA, or Statoil, which accounted for approximately 13% of our revenues;

•	Exxon Mobil Corp, or Exxon, which accounted for approximately 10% of our revenues; and

•	Petróleos Mexicanos, or Pemex, which accounted for approximately 7% of our revenues.

Most of our drilling units are contracted to customers, and our future contracted revenue, or backlog, at March 20, 2015 totaled approximately $9.7 billion excluding $3.1 billion of backlog attributable to the Rosneft drilling contracts which are at significant risk of being terminated, and excluding $1.6 billion of backlog attributable to the SeaMex contracts which were deconsolidated after the reporting year. $7.8 billion of our backlog is attributable to our semi-submersible rigs and drillships. Calculations exclude Seadrill Partners related backlog, which became an associated company as of January 2, 2014. We expect approximately $3.4 billion of our backlog to be realized in the remainder of 2015. Backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In light of the current environment, Seadrill is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to Seadrill, in accordance with the terms of the drilling agreement. While the Company is confident that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

In February 2015, we announced that we no longer believed that the previously announced contract extensions of our ultra-deepwater semi-submersibles the West Taurus and the West Eminence with Petrobras would be concluded in the timeframe or on the previously approved commercial terms. As a result, we removed $1.1 billion from our expected contract backlog.

In March 2015, NADL announced it had received a notice of termination from Rosneft of the service order for the West Navigator. The drillship was indicatively scheduled to commence operations under its five-year contract with Rosneft during the summer of 2015, which would have required earlier mobilization. NADL believes that it will be very challenging to close the transactions with Rosneft on the same terms or in the timeframe contemplated in the executed agreements. There are significant risks attached to remaining drilling contracts with Rosneft. NADL will be marketing the West Navigator for alternative future opportunities, however remains in discussions with Rosneft to explore various alternatives for future co-operation.

The following table shows the percentage of rig days committed by year as of March 20, 2015. The percentage of rig days committed is calculated as the ratio of total days committed under contracts to total available days in the period. Total available days for our units under construction are based on their expected delivery dates.

	Year ending December 31,
% of rig-days committed	2015	2016	2017
Floaters	80%	53%	31%
Jack-up rigs	72%	37%	9%

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to small locally-owned companies.

The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect our customers’ drilling programs. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions. For example, contracts in shallow waters for jack-up rig activities are shorter term, so a deterioration or improvement in market conditions for such units tends to quickly impact revenues and cash flows from those operations. On the other hand, contracts in deepwater for semi-submersible rigs and drillships tend to be longer term, so a change in market conditions tends to have a more delayed impact. Accordingly, short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

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

Our insurance claims are subject to a deductible, or non-recoverable, amount. We currently maintain a deductible per occurrence of up to $5 million related to physical damage to our rigs. However, a total loss of, or a constructive total loss of, a drilling unit is recoverable without being subject to a deductible. For general and marine third-party liabilities, we generally maintain a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units. Furthermore, for some of our rigs we purchase insurance to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, our insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under our loss of hire policy, we will be responsible for the costs in such period. We do not have loss of hire insurance on our benign environment jack-up rigs.

We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes Loss of Hire. The policy runs for the 2014 Windstorm season starting April 1, 2014 to May 1, 2015. The Company is currently negotiating the renewal of its policy to insure a limited part of this windstorm risk for a further period starting May 1, 2015 through March 31, 2016.

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

International Maritime Regimes

These requirements include, but are not limited to, MARPOL, the CLC, the Bunker Convention, SOLAS, the ISM Code, and the BWM Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See "Item 3. Key Information - D. Risk Factors - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Environmental Laws and Regulations

These laws and regulations include the OPA, the CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See "Item 3 Key Information - D. Risk Factors - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

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

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or have contracted for delivery as of March 20, 2015, which excludes Seadrill Partners' drilling units, which were deconsolidated on January 2, 2014:

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry

Jack-up rigs
West Epsilon (2)	1993	400	30,000	Norway	December 2016
West Resolute	2007	350	30,000	Sharjah
West Prospero	2007	400	30,000	Malaysia	May 2016
West Vigilant	2008	350	30,000	Malaysia	May 2015
West Ariel	2008	400	30,000	Republic of Congo	August 2016
West Triton	2008	375	30,000	Sharjah
West Freedom	2009	350	30,000	Venezuela	April 2017
West Cressida	2009	375	30,000	Singapore	March 2016 (5)
West Mischief	2010	350	30,000	Republic of Congo, Abu Dhabi	July 2017
West Callisto	2010	400	30,000	Saudi Arabia	November 2015
West Leda	2010	375	30,000	Malaysia, Vietnam	July 2015
West Elara (2)	2011	450	40,000	Norway	March 2017
West Castor	2013	400	30,000	Brunei	May 2016
West Telesto	2013	400	30,000	Australia	July 2015
West Tucana	2013	400	30,000	In transit, Angola	May 2017
AOD-1 (3)	2013	400	30,000	Saudi Arabia	May 2016
AOD-2 (3)	2013	400	30,000	Saudi Arabia	June 2016
AOD-3 (3)	2013	400	30,000	Saudi Arabia	October 2016
West Linus (2)	2014	450	40,000	Norway	May 2019
West Titan (NB)(1)	2015	400	30,000	Dalian Shipyard (China)
West Proteus (NB)(1)	2015	400	30,000	Dalian Shipyard (China)
West Rhea (NB)(1)	2015	400	30,000	Dalian Shipyard (China)
West Tethys (NB)(1)	2016	400	30,000	Dalian Shipyard (China)
West Hyperion (NB)	2016	400	30,000	Dalian Shipyard (China)
West Umbriel (NB)(1)	2016	400	30,000	Dalian Shipyard (China)
West Dione (NB)(1)	2017	400	30,000	Dalian Shipyard (China)
West Mimas (NB)(1)	2017	400	30,000	Dalian Shipyard (China)

Semi-submersible rigs
West Alpha (2)	1986	2,000	23,000	Norway, Russia	July 2016
West Venture (2)	2000	2,600	30,000	Norway	July 2015
West Phoenix (2)	2008	10,000	30,000	UK	September 2015
West Hercules	2008	10,000	35,000	Canada	January 2017
West Taurus	2008	10,000	35,000	Brazil	April 2015
West Eminence	2009	10,000	30,000	Brazil	July 2015
Sevan Driller (4)	2009	10,000	40,000	Brazil	June 2016
West Orion	2010	10,000	35,000	Brazil	July 2016
West Pegasus	2011	10,000	35,000	Mexico	August 2016
West Eclipse	2011	10,000	40,000	Angola	June 2015
Sevan Brasil (4)	2012	10,000	40,000	Brazil	July 2018

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry
Sevan Louisiana (4)	2013	10,000	40,000	USA	May 2017
Sevan Developer (NB) (1)(4)	2015	10,000	40,000	COSCO Shipyard (China)
West Mira (NB)(1)	2015	10,000	40,000	Hyundai Shipyard (South Korea)	September 2020
West Rigel (NB)(1)(2)	2015	10,000	40,000	Jurong Shipyard (Singapore)

Drillships
West Navigator (2)	2000	7,500	35,000	Norway
West Polaris	2008	10,000	35,000	Angola	March 2018
West Gemini	2010	10,000	35,000	Angola	October 2017
West Tellus	2013	12,000	40,000	In transit, Brazil	April 2018
West Neptune	2014	12,000	40,000	USA	December 2017
West Jupiter	2014	12,000	40,000	Nigeria	December 2019
West Saturn	2014	12,000	40,000	Nigeria	December 2016
West Carina (1)	2015	12,000	40,000	In transit, Brazil	May 2018
West Aquila (NB)(1)	2015	12,000	40,000	DSME Shipyard (South Korea)
West Libra (NB)(1)	2015	12,000	40,000	DSME Shipyard (South Korea)
West Draco (NB)(1)	2015	12,000	40,000	Samsung Heavy Industries (South Korea)
West Dorado (NB)(1)	2015	12,000	40,000	Samsung Heavy Industries (South Korea)
(1) Newbuild under construction or in mobilization to its first drilling assignment.
(2) Owned by our subsidiary NADL in which we own 70.4% of the outstanding shares.
(3) Owned by AOD in which we own 66.2% of the outstanding shares.
(4) Owned by Sevan in which we control 50.1% of the outstanding shares.
(5) The West Cressida has a one year contract expiring in March 2016, which was signed on March 24, 2015.

The West Courageous, West Defender, West Intrepid, West Oberon, and the West Titania were classified as held for sale at December 31, 2014 as part of the SeaMex transaction as discussed in Note 37 to the Consolidated Financial Statements included herein. Subsequently, on March 10, 2015 these rigs were deconsolidated as discussed in Note 39 to the Consolidated Financial Statements included herein.

In addition to the drilling units listed above, as of December 31, 2014, we have buildings, plant and equipment with a net book value of $46 million, including office equipment. Our offices in Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Aberdeen, Liverpool and London in the United Kingdom are leased and aggregate office operating costs were $24 million in 2014.

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

Fleet Development

The following table summarizes the development of our active fleet of drilling units for the periods presented, based on the dates when the units began operations:

		Floaters
Unit type	Jack-up rigs	Drillships	Semi- submersible rigs	Tender rigs	Total units

At December 31, 2011	15	4	10	11	40
additions	1	—	2	—	3
(disposals)	—	—	—	—	—
At December 31, 2012	16	4	12	11	43
additions	5	3	3	2	13
(disposals)	(1)	—	—	(10)	(11)
At December 31, 2013	20	7	15	3	45
additions	4	3	1	—	8
(disposals)	—	(3)	(4)	(3)	(10)
At December 31, 2014	24	7	12	—	43

Factors Affecting our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position include:

•	the number and timing of availability of our drilling units;

•	the dayrates obtainable of our drilling units;

•	the daily operating expenses of our drilling units;

•	utilization rates for our drilling units;

•	administrative expenses we incur;

•	gains on disposals of assets;

•	interest and other financial items;

•	acquisitions and divestitures of businesses and assets;

•	tax expenses;

•	deconsolidation of subsidiaries.

Deconsolidation of Seadrill Partners
Under the terms of the Operating Agreement of Seadrill Partners, its board of directors has the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. Beginning with its first AGM the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners. As of this date Seadrill Partners has been considered an associated entity and not a controlled subsidiary of the Company. Seadrill Partners was therefore deconsolidated by the Company on January 2, 2014. The deconsolidation of Seadrill Partners has impacted the reported results of operations and cash flows, such that our results after that date may not be comparable to our historical results. See Note 11 to the Consolidated Financial Statements included herein for further discussion on the deconsolidation of Seadrill Partners.

Revenues

In general, our drilling units are contracted for a period of time to provide offshore drilling services at an agreed dayrate. A unit will be stacked if it has no contract in place. Dayrates are volatile and can vary depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption. Furthermore, our dayrates may be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the client and other operating factors.

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

The following table summarizes our average dayrates and economic utilization percentage by rig type for the periods under review:

	Year ended December 31,
	2014		2013		2012
	Average dayrates $	Economic utilization %	Average dayrates $	Economic utilization %	Average dayrates $	Economic utilization %
Jack-up rigs	179,327	96	168,000	98	153,000	86
Floaters	488,771	92	497,000	94	489,000	90
Tender rigs	N/A	N/A	152,000	99	115,000	98

Note: Average dayrates are the weighted average dayrates for each type of unit, based on the actual days available for each unit of that type. Economic utilization is calculated as the total days worked divided by the total days each rig is contracted in the period.

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

Financial items and other income/expense

Our financial items and other income/expense consist primarily of interest income, interest expense, share in results from associated companies, gain/loss on derivative financial instruments, foreign exchange gain/loss and other non-operating income or expenses. See further discussion below in relation to these items:

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

•
Gains/losses recognized on derivative financial instruments reflect various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements and other derivative financial instruments, and the net settlement amount paid or received on swap agreements.

•	Foreign exchange gains/losses recognized generally relate to transactions and revaluation of balances carried in currencies other than the US dollar.

•	Other non-operating income or expense relate to items which generally do not fall within any other categories listed above
Income taxes

Income tax expense reflects current tax payable and deferred taxes related to our drilling unit owning and operating activities and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of tax is based on net income or deemed income, the latter generally being a function of gross turnover.

Critical Accounting Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable.  Our critical accounting estimates are important factors to our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain.  Significant accounting policies are discussed in Note 2 (Accounting Policies) to the Consolidated Financial Statements included herein. We believe that the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements. In addition, there are other items within our Consolidated Financial Statements that require estimation.

Drilling Units

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our floaters, and jack-up rigs, when new, is 30 years.

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

The Company performed its annual goodwill impairment test as of December 31, 2014 for both its reporting units; Floaters and Jack-ups. The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry and performed the two step goodwill impairment test. The estimated fair values of the Floater and Jack-up reporting units were derived using an income approach which estimated discounted future cash flows for each reporting unit. Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.
The annual impairment test resulted in the Company recognizing an impairment loss of $232 million for the year ended December 31, 2014 relating to its Jack-up reporting unit. The impairment loss relating to the Jack-up reporting unit is primarily due to declining day rates and future market expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers. No impairment was recognized relating to the Floater reporting unit as the fair value estimate substantially exceeded carrying value. Negative future changes in our expectations for the Floater reporting unit could result in impairments in the future.
The impairment charge relating to the Jack-up reporting unit was allocated between the Company and its non-controlling interests based upon the non-controlling interests share in each drilling unit within the Jack-up segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests.
As of December 31, 2014 the aggregated estimated fair value of the Company’s reporting units exceeded its market capitalization. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within our industry and considering other benchmark data and analysis prepared by offshore drilling industry analysts. The Company deems the implied control premium to be reasonable in the context of the data considered.
The assumptions used in the Company’s estimated cash flows were derived from unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. Key assumptions which have a particularly material impact on the estimated fair value of the reporting unit include expected future market day rates and drilling unit future utilization. Whilst management has used external data and analysis in determining these assumptions, the assumptions are inherently subjective. The use of different judgments and assumptions surrounding the estimates of future cash flows of the reporting units would potentially result in materially different Goodwill carrying value and operating results.
If we dispose of or deconsolidate assets that constitute a business, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill that is allocated to the business is based on the relative fair values of that business and the portion of the reporting unit that will be retained.

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

Impairment of equity method investees and marketable securities

We assess our equity method investees and marketable securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period which may have a significant adverse effect on the carrying value of the investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until the equity method investee is sold.

As of December 31, 2014 an unrealized loss of $395 million had been recognized in accumulated other comprehensive income, as a result of remeasuring the value of the Company's common unit interests in Seadrill Partners to market price as at December 31, 2014. We have evaluated the near term prospects of the Seadrill Partners in relation to the severity and duration of the decline in fair value. Seadrill Partners continues to make significant distributions to its common unitholders. Its drilling units are largely on long term contracts and so it has little exposure to short term movements in market conditions or dayrates. Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider our investments in Seadrill Partners to be other-than-temporarily impaired at December 31, 2014. The Company also recorded an unrealized loss of $48 million in accumulated other comprehensive income as at December 31, 2014 as a result of remeasuring the value of Company's equity interest in SapuraKencana. We have evaluated the near term prospects of SapuraKencana in relation to the severity and duration of the decline in fair value. Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investments to be other-than-temporarily impaired at December 31, 2014. The evaluation of whether a decline in fair value is other-than-temporary requires a high degree of judgment and the use of different assumptions could materially affect our earnings.

Recent accounting pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013. As a result, the Company has disclosed relevant obligations in Note 23 to the Consolidated Financial Statements included herein.

Recently Issued Accounting Standards effective 2014

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. This ASU will be effective for the first interim period beginning after December 15, 2014 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

A.	RESULTS OF OPERATIONS

We provide drilling and related services to the offshore oil and gas industry. The split of our organization into segments has historically been based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We currently operate in the following segments:

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

Tender rigs: We previously offered services encompassing drilling, completion and maintenance of offshore production wells. The drilling contracts related to self-erecting tender rigs and semi-submersible tender rigs. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners on January 2, 2014, the Company no longer owns rigs in the tender rig segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on the internal reporting structure used in the reporting to the Executive Management and the Board. The accounting principles for the segments are the same as for the Company's Consolidated Financial Statements.

Fiscal Year Ended December 31, 2014, compared to Fiscal Year Ended December 31, 2013.

The following table sets forth our operating results for 2014 and 2013.

	Year ended December 31, 2014					Year ended December 31, 2013
In US$ millions	Floaters	Jack- up rigs	Tender Rigs	Other	Total	Floaters	Jack- up rigs	Tender Rigs	Other	Total
Total operating revenues	3,360	1,478	—	159	4,997	3,698	1,175	382	27	5,282
Gain on sale of assets	632	—	—	—	632		61		—	61
Total operating expenses	(2,000)	(1,203)	—	(147)	(3,350)	(2,226)	(786)	(206)	(27)	(3,245)
Net operating income	1,992	275	—	12	2,279	1,472	450	176	—	2,098
Interest expense					(478)					(445)
Other financial items					2,305					1,287
Income before taxes					4,106					2,940
Income taxes					(19)					(154)
Net income					4,087					2,786

Total operating revenues

In US $millions	2014	2013	Change
Floaters	3,360	3,698	(9)%
Jack-up rigs	1,478	1,175	26%
Tender Rigs	—	382	(100)%
Other	159	27	489%
Total operating revenues	4,997	5,282	(5)%

Total operating revenues were $5.0 billion for 2014, compared to $5.3 billion in 2013, a decrease of $0.3 billion or 5%. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenues. There was an increase in the jack-up segment due to an increase of rigs in operation, improved utilization as well as an increase in average dayrates. The increase in Jack-up segment was offset by a decrease in Floaters segment primarily due to the deconsolidation of Seadrill Partners. This was further offset by the sale of the tender rig business at the end of April 2013, where the tender rigs sold contributed to revenues for the first four months of 2013 compared to no revenues in 2014.

Total operating revenues in the floaters segment were $3.4 billion in 2014 compared to $3.7 billion in 2013, a decrease of $0.3 billion or 9%. The decrease was mainly due to the decrease in the number of drilling units in the floaters segment to 19 as of December 31, 2014 from 22 at December 31, 2013 due to the deconsolidation of Seadrill Partners on January 2, 2014, which owned 5 floaters at the time of deconsolidation and the sale of two further drilling units West Auriga and West Vela to Seadrill Partners during 2014. This decrease was partially offset by the addition of three new drilling units in late 2014: West Neptune, West Saturn and West Jupiter, in addition to Sevan Louisiana which started operations in May 2014.

Total operating revenues in the jack-up rigs segment were $1.5 billion in 2014 compared to $1.2 billion in 2013, an increase of $0.3 billion, or 26%. The increase was mainly due to the increased number of drilling units in the jack-up segment to 24 at December 31, 2014 from 20 at December 31, 2013 due to the addition of the newbuild rigs West Titania, West Oberon, West Telesto and West Linus, and full year operations of the AOD 1, AOD 2, AOD 3, West Tucana and West Castor.

Total operating revenues in the tender rig segment were nil in 2014 compared to $382 million in 2013. The decrease was due to the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners on January 02, 2014.

Other revenues predominately represents management fee income for the provision of management services to third and related parties.

Gain on disposals

In 2014 we recorded a gain of $632 million on the sale of the Drillships West Auriga and West Vela to Seadrill Partners. In 2013, we recorded a gain of $61 million on the sale of the jack-up rig West Janus.

Total operating expenses

In US$ millions	2014	2013	Change
Floaters	2,000	2,226	(10)%
Jack-up rigs	1,203	786	53%
Tender rigs	—	206	(100)%
Other	147	27	444%
Total operating expenses	3,350	3,245	3%

Total operating expenses were $3.3 billion in 2014 compared to $3.2 billion in 2013, an increase of $0.1 billion, or 3%. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. Total general and administrative expenses were $315 million in 2014 compared to $300 million in 2013, an increase of $15 million or 5%. The increase was mainly due to additional costs incurred related to increased management support across our business to support our growth and strategic initiatives and the addition of Sevan Drilling from July 2013. Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the floaters operating segment were $2.0 billion in 2014 compared to $2.2 billion in 2013, a decrease of $0.2 billion or 10%. This is mainly related to the decrease in the number of rigs in operation due to the deconsolidation of Seadrill Partners which owned five floaters at the time of deconsolidation plus sale of two further rigs to Seadrill Partners: West Auriga and West Vela during 2014. This decrease was partially offset by addition of three new rigs towards the end of 2014 (West Neptune, West Saturn and West Jupiter) in addition to Sevan Louisiana which started operations in May 2014.

Total operating expenses for the jack-up rigs operating segment were $1.2 billion in 2014 compared to $0.8 billion in 2013, an increase of $0.4 billion or 53%. This increase was mainly due to the impairment of goodwill of $232 million relating to the Jack-up segment. Operating costs also increased in 2014 due to the increase in the number of rigs in operation, including the addition of the newbuild rigs West Titania, West Oberon, West Telesto and West Linus, and full year operations of the AOD 1, AOD 2, AOD 3, West Castor and West Tucana.

Total operating expenses for the tender rig segment were nil in 2014 compared to $206 million in 2013. The decrease was due to the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners on January 02, 2014.

'Other' expenses predominately relate to costs associated with the provision of management services to third and related parties.

Interest expense

Interest expense was $478 million in 2014 compared to $445 million in 2013 an increase of $33 million or 7%. The increase was mainly due to the inclusion of a full year's interest expense relating to Sevan in 2014 as compared to only half-year in 2013. In addition, more interest was capitalized in 2013 as compared to 2014 according to the number of rigs under construction in each period. This increase is partially offset by deconsolidation of Seadrill Partners and reduction in long-term debt in 2014.

Other financial items

Other financial items reported in the income statement include the following items:

In US$ millions	2014	2013
Interest income	63	24
Share in results of associated companies	89	(223)
(Loss)/gain on derivative financial instruments	(497)	133
Foreign exchange gain/(loss)	164	52
Other financial items	70	45
Net loss on debt extinguishment	(54)	—
Gain on realization of marketable securities	131	—
Gain on deconsolidation of Seadrill Partners	2,339	—
Gain on sale of tender rig business	—	1,256
Total other financial items	2,305	1,287

Interest income was $63 million in 2014 compared to $24 million in 2013. Interest income for the period was primarily comprised of interest earned on restricted cash balances, interest earned and accreted on deferred consideration from SapuraKencana related to the sale of the tender rig business. During 2014 the Company also received interest from Seadrill Partners, since its deconsolidation on January 2, 2014.

Share in results from associated companies was an income of $89 million in 2014 compared to a loss of $223 million in 2013. The income in 2014 mainly comprised of share of income from Seadrill Partners, which was partially offset by $88 million loss on the sale of a 28% limited partner interest in Seadrill Operating LP to Seadrill Partners. The loss in 2013 was mainly comprised of our share of net losses in Archer during the year.

The loss on derivative financial instruments was $497 million in 2014 compared to a gain of $133 million in 2013. The loss in 2014 mainly related to a loss of $176 million on our interest rate swap agreements and a loss of $171 million on our cross currency interest swaps due to unfavorable movement in swap interest rates during the year; loss on our TRS agreements of $73 million; a loss of $58 million on foreign exchange swap agreements; and a loss on other derivatives of $19 million. Gains in 2013 were mainly related to a gain of $143 million on our interest rate swap agreements due to the favorable movement in swap interest rates during the year; gain on our TRS agreements of $19 million; and gain on other derivatives of $30 million, which was partially offset by a loss on our cross currency interest rate and foreign exchange swap agreements of $10 million.

Foreign exchange gains amounted to $164 million in 2014 compared to gains of $52 million in 2013. This was mainly due to the revaluation of our NOK denominated bonds to the US dollar and is favorable due to the weakening of NOK compared to the U.S. Dollar.

Included in the results for 2014 is net loss on debt extinguishment of $54 million primarily relating to the extinguishment of the Company's convertible bond. The loss primarily relates to the incentive payment made to bondholders. Please see Note 23 to the Consolidated Financial Statements included herein for further discussion.

Included in the results for 2014 is a gain on realization of marketable securities of $131 million being recycled out of accumulated other comprehensive income into the income statement as a gain relating to the sale of shares in SapuraKencana. See Note 7 to the Consolidated Financial Statements included herein for further discussion.

Included in the results for 2014 is a gain on deconsolidation of Seadrill Partners of $2,339 million. The gain represents the excess of the fair value of the Company's investments in Seadrill Partners over the carrying value of the Company's share of the net assets of Seadrill Partners deconsolidated. See Note 11 to the Consolidated Financial Statements included herein for further discussion.

Included in the results for 2013 is a gain of $1,256 million on sale of the tender rig business to SapuraKencana. The sale closed on April 30, 2013. See Note 11 to the Consolidated Financial Statements included herein for further discussion.

Income taxes

Income tax expense was $19 million for the year ended December 31, 2014 compared to $154 million for the year ended December 31, 2013. The decrease was mainly due to changes in uncertain tax positions taken in prior periods that were recognized during the year ended December 31, 2014.  Our effective tax rate was approximately 1% for the year ended December 31, 2014 as compared to 5% for the year ended December 31, 2013. The decrease in the effective rate is principally due to the non-taxable gain on deconsolidation of Seadrill Partners.

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency. In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court. The terms of the settlement agreement included the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties. Following settlement of the uncertainties arising from these matters, we recognized a $94 million positive impact on our second quarter 2014 effective tax rate.

Significant amounts of our income and costs are reported in non-taxable jurisdictions such as Bermuda. The drilling rig operations are normally carried out in taxable jurisdictions.  In the tax jurisdictions where we operate, the corporate income tax rates range from 17% to 35% for earned income and the deemed tax rates vary from 4% to 10% of revenues. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, our effective tax rate may differ significantly from period to period depending on the level of activity in and mix of each of tax jurisdictions in which our operations are conducted.

Unrealized (loss)/gain on marketable securities, net

The net unrealized loss at December 31, 2014 was $982 million, compared to a gain of $333 million at December 31, 2013, presented in the statement of total comprehensive income. The unrealized loss in 2014 was a result of recent reductions in the market capitalization of Seadrill Partners and SapuraKencana, both of which the Company holds investments in, as compared to the gains made on the investment in SapuraKencana made in 2013.

Fiscal Year Ended December 31, 2013, compared to Fiscal Year Ended December 31, 2012.

The following table sets forth our operating results for 2013 and 2012.

	Year ended December 31, 2013					Year ended December 31, 2012
In US$ millions	Floaters	Jack-up rigs	Tender Rigs	Other	Total	Floaters	Jack-up rigs	Tender Rigs	Other	Total
Total operating revenues	3,698	1,175	382	27	5,282	2,859	861	758	—	4,478
Gain on sale of assets	—	61	—	—	61	—	—	—	—	—
Total operating expenses	(2,226)	(786)	(206)	(27)	(3,245)	(1,609)	(637)	(441)	—	(2,687)
Net Operating income	1,472	450	176	—	2,098	1,250	224	317	—	1,791
Interest expense					(445)					(340)
Other financial items					1,287					(14)
Income before taxes					2,940					1,437
Income taxes					(154)					(232)
Net income					2,786					1,205

Total operating revenues

In US $millions	2013	2012	Change
Floaters	3,698	2,859	29%
Jack-up rigs	1,175	861	36%
Tender Rigs	382	758	(50)%
Other	27	—	100%
Total operating revenues	5,282	4,478	18%

Total operating revenues were $5.3 billion in 2013 compared $4.5 billion in 2012, an increase of $0.8 billion or 18%. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenues. There was an increase in the floater and jack-up segments due to an increase of rigs in operation, improved utilization across the floaters and jack-up segments as well as an increase in average dayrates. This was offset primarily by the sale of the tender rig business at the end of April 2013, where the tender rigs sold contributed to revenues for the first four months of 2013 compared to a full year of revenues in 2012.

Total operating revenues in the floaters segment were $3.7 billion in 2013 compared to $2.9 billion in 2012, an increase of $0.8 billion, or 29%. The increase was mainly due to the increase in the number of drilling units in the floaters segment from 16 at December 31, 2012 to 22 at December 31, 2013 due to the addition of the acquired rigs: West Eclipse, Sevan Driller and Sevan Brasil and related amortization of acquired unfavorable contracts associated with these rigs, and the addition of the newbuild rigs West Tellus, West Auriga and West Vela in the second half of 2013. Also a full year operations of the West Leo and West Capricorn contributed to the increase compared to the prior year whereas these rigs entered into service towards the end of the first half of 2012.

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

Total operating revenues in the tender rig segment were $382 million in 2013 compared to $758 million 2012 a decrease of $376 million or 50%. The decrease was mainly due to the sale of the majority of tender rig business to SapuraKencana, which closed on April 30, 2013 and therefore the rigs sold only contributed four months of revenue in 2013 compared to a full year of operations in 2012. This decrease was partly offset by the addition of our newbuilds T-15 and T-16 which commenced operations during the second half of 2013 and revenues earned from management and administrative agreements with SapuraKencana for certain rigs and transition services related to the sale of the tender rig business.

Gain on sale of assets

In 2013 we recorded a gain of $61 million on the sale of the jack-up rig West Janus. We did not record any gain on sale of assets in 2012.

Total operating expenses

In US$ millions	2013	2012	Change
Floaters	2,226	1,609	38%
Jack-up rigs	786	637	23%
Tender rigs	206	441	(53)%
Other	27	—	100%
Total operating expenses	3,245	2,687	21%

Total operating expenses were $3.2 billion in 2013 compared to $2.7 billion in 2012, an increase of $0.5 billion or 21%. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. Total general and administrative expenses were $300 million in 2013 compared to $250 million in 2012, an increase of $50 million or 20%. The increase was mainly due to additional costs incurred related to the transition of our corporate management services function to the United
Kingdom from Norway, increased management support across our business to support our growth and strategic initiatives and the addition of
Sevan from July 2013. Reimbursable expenses in each segment were closely in line with reimbursable revenues.

Total operating expenses for the floaters segment were $2.2 billion in 2013 compared to $1.6 billion 2012, an increase of $0.6 billion or 38%. This was mainly related to the increase in the number of rigs in operation including the acquired rigs: West Eclipse, Sevan Driller and Sevan Brasil; the addition of our newbuild rigs: West Auriga, West Vela and West Tellus; and the West Leo and West Capricorn which had a full year of operations in 2013 compared to partial operations in 2012.

Total operating expenses for the jack-up rigs segment were $786 million in 2013 compared to $637 million in 2012, an increase of $149 million or 23%. This was mainly related to the increase in the number of rigs in operation including the acquired rigs: AOD 1, AOD 2, AOD 3; the addition of our newbuild rig West Tucana; and full year operations of the West Defender and West Resolute.

Total operating expenses for the tender rig segment increased were $206 million in 2013 compared to $441 million in 2012 a decrease of $235 million or 53%. The decrease in expense was mainly due to the sale of the tender rig business in which 2013 only included four months of operating expenses compared to a full year in 2012. The decrease was partly offset by the addition of the newbuilds T-15 and T-16 into operations during the second half of 2013 as well as expenses incurred associated with our management and administration agreement with SapuraKencana.

Interest expense

Interest expense was $445 million in 2013 compared to $340 million in 2012 an increase of $105 million or 31%.The increase was mainly due to an increase in long term borrowing during the period related to additional credit facilities entered into in conjunction with the delivery of our newbuilds, additional debt from consolidations and acquisitions, bond issuances and other financing arrangements including related party borrowings.

Other financial items

Other financial items reported in the income statement include the following items:

In US$ millions	2013	2012
Interest income	24	25
Share in results of associated companies	(223)	(220)
(Loss)/gain on derivative financial instruments	133	3
Foreign exchange gain	52	(70)
Gain on realization of marketable securities	—	85
Gain on re-measurement of previously held equity interest	—	169
Other financial items	45	(6)
Gain on sale of tender rig business	1,256	—
Total other financial items	1,287	(14)

Interest income was consistent from the prior year and was $24 million in 2013 compared to $25 million in 2012. Interest income is primarily comprised of interest earned on restricted cash balances, interest earned and accreted on deferred consideration from SapuraKencana related to the sale of the tender rig business.

Share in results from associated companies was a loss of $223 million in 2013 compared to a loss of $220 million in 2012. The loss in 2013 was mainly comprised of our share of net losses in Archer during the year. The loss in 2012 was mainly comprised of an impairment charge recognized on our investment in Archer in addition to recording our share in their results.

Gains from derivative financial instruments were of $133 million in 2013 compared to a gain of $3 million in 2012.Gains in 2013 were mainly related to a gain of $143 million on our interest rate swap agreements due to the favorable movement in swap interest rates during the year; gains on our TRS agreements of $19 million; and gains on other derivatives of $30 million, which was partially offset by losses on our cross currency interest rate and foreign exchange swap agreements of $59 million.

Foreign exchange gains amounted to $52 million in 2013 compared to a loss of $70 million in 2012. This was mainly due to the revaluation of our NOK denominated bonds to the US dollar and was favorable due to the weakening of NOK compared to the U.S. Dollar.

Included in the results for 2013 is a gain on re-measurement of the equity interest held in AOD and Sevan. The re-measurement of these investments was due to obtaining a controlling financial interest during the period and subsequently consolidating these companies' results through a step acquisition. In 2012, we recognized a gain of $169 million based on a decline in our equity interest in SapuraCrest being re-classified as marketable securities as a consequence of the merger between SapuraCrest and Kencana Petroleum. See Notes 12 and 14 in the Consolidated Financial Statements for further discussion.

Included in the results for 2012 is a gain of sale of shares in SapuraKencana of $85 million. During 2013 we had no such gain.

Included in the results for 2013 is a bargain purchase gain of $32 million related to our acquisitions of AOD and Sevan. See Note 12 to the Consolidated Financial Statements included herein for further discussion.

Included in the results for 2013 is a gain of $1,256 million on sale of the tender rig business to SapuraKencana. The sale closed on April 30,
2013. See Note 11 of Consolidated Financial Statements for further discussion.

Income taxes

Income tax expense was $154 million for the year ended December 31, 2013 compared to $232 million in the year ended December 31, 2012.The decrease was mainly due to the absence of additional expense recognized in 2012 associated with uncertain tax positions. This decrease was offset by an increase in operating income as a result of increased revenues. Our effective tax rate was approximately 5% in 2013 as compared to 16% in 2012. The decrease in the effective tax rate is principally due to the non-taxable gain on sale of tender rig business.

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

We operate in a capital intensive industry. Our investment in newbuildings, secondhand drilling units and our acquisition of other companies have been financed through a combination of equity issuances, bond and convertible bond offerings, and borrowings from commercial banks and export credit agencies. Our liquidity requirements relate to servicing our debt, funding investment in drilling units, funding working capital requirements, funding potential dividend payments and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis.

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

As of December 31, 2014, we had cash and cash equivalents totaling $1.1 billion, as compared to $0.9 billion for the same period in 2013, including $268 million of short term restricted cash, as compared to $168 million for the same period in 2013. In the year ended December 31, 2014, we generated cash from operations of $1.6 billion, used $0.1 billion in investing activities, and cash outflows from financing activities were $1.5 billion; as compared to $1.7 billion, $3.0 billion, and $1.7 billion inflows, respectively, in the same period in 2013.

At December 31, 2014, the Company had contractual commitments under sixteen newbuilding contracts totaling $5.4 billion (2013: $7.7 billion). The contract commitments are mainly yard installments and are for the construction of three semi-submersible rigs, eight jack-up rigs and five drillships.

The maturity schedule for the contractual commitments as of December 31, 2014 is as follows:

(In US$ millions)	2015	2016	2017	2018	2019	2020 and thereafter	Total
Newbuildings	4,722	667	—	—	—	—	5,389

Borrowings under our current credit facilities and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments for all of our newbuilding drilling units, which currently totals $5.0 billion as at March 20, 2015 (after $364 million paid in yard installments since December 31, 2014, relating to the drillship West Carina). We have raised $950 million through secured bank financing, subsequent to December 31, 2014 of which $500 million has already been committed to our newbuildings. As at December 31, 2014 we had a total of $50 million of undrawn borrowing capacity under our existing credit facilities. For our other deliveries scheduled to take place in 2015, and 2016, we are exploring financing options for the remaining amounts not yet financed. We are focused on securing financing for the deliveries in 2015 and believe that we will be able to secure the amounts required at affordable terms and rates due to our past experience and successes as well as current discussions with various potential counterparties in raising such funds.

We believe the cash that we generate from our operations supported by existing and future debt capacity, provided by our contract backlog, current and future asset base, is expected to be sufficient to meet our existing commitments to fund new buildings including meeting our working capital needs, as well as service our debt obligations in accordance with the existing maturity profile. If we enter into significant further investments and/or newbuilding commitments we expect that we will require additional issuances of equity and/or new debt to meet our capital requirements. See "Item 8. Financial Information – Dividend Policy." A deterioration in our operating performance, inability to obtain cost efficiencies, lack of success in adding new contracts to our backlog and an inability to finance our commitments as well as numerous other factors detailed above in "Risk Factors" could limit our ability to further the growth of our business and to meet working capital requirements.

We plan to pay our debt as it becomes due, although our gearing decisions will largely be dependent upon our contract backlog and financial outlook. Any decision to refinance debt maturing in future years will take the above factors into consideration, and we believe it is likely that we will refinance a portion of our debt.

For the year ended December 31, 2014 we paid cash dividends of $2.98 per common share, or a total of $1.5 billion, while for the same period in 2013 we paid $1.4 billion in total cash dividends. The increase in the amounts paid in 2014 compared to 2013 is a result of a combination of factors: (i) an increase in the quarterly dividend per share rate, (ii) non-payment of the dividend in the first quarter of 2013 as the dividend in respect of the fourth quarter in 2012 was accelerated and paid together with the third quarter dividend of 2012; this was offset by (iii) non-payment of the dividend in the fourth quarter of 2014 due to suspension of the dividend. On November 26, 2014, the Company suspended dividend distributions until further notice.

Seadrill Limited, as the parent company of its operating subsidiaries, is not a party to any drilling contracts directly and is therefore dependent on receiving cash distributions from its subsidiaries and other investments to meet its payment obligations. Cash dividend payments are regularly transferred by the various subsidiaries. Surplus funds are deposited to maximize returns while providing the Company with flexibility to meet all requirements for working capital and capital investments.

Borrowings

As of December 31, 2014, we had total outstanding borrowings under our credit facilities of $12.6 billion at an average annual interest rate of approximately 4.20%. In addition, we had interest bearing debt of $415 million under loan agreements with related parties.

Set forth below is a summary of our outstanding indebtedness as of December 31, 2014.

(In US$ millions, unless otherwise indicated)	Outstanding as at December 31, 2014
Credit facilities:
$700 facility	420
$2,000 facility (NADL)	1,367
$400 facility	280
$420 facility	351
$440 facility	258
$450 facility	416
$1,450 facility	433
$360 facility (Asia Offshore Drilling)	309
$300 facility	210
$1,750 facility (Sevan Drilling)	1,225
$150 facility	150
$450 facility (2013)	397
$1,500 facility (2014)	1,469
$1,350 facility	1,317
Total credit facilities	8,602

Ship Finance Loans
$390 facility (SFL Deepwater)	303
$375 facility (SFL Hercules)	284
$475 facility (SFL Linus)	451
Total Ship Finance Loans	1,038

Unsecured bonds
NOK1,800 million bond	242
$350 bond	342
$1 billion bond	1,000
$500 bond	479
NOK1,500 million bond (NADL)	190
$ 600m bond (NADL)	413
SEK 1,500 bond	190
Total unsecured bonds	2,856

CIRR Loans
NOK850 million Eksportfinans	27
NOK904 million Eksportfinans	29
NOK1,011 million Eksportfinans	68
Other credit facilities with corresponding restricted cash deposits	124

Total debt	12,620

Credit Facilities
$1,500 million senior secured credit facility
In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agencies, to partly fund the acquisition of the West Capella, West Sirius, West Ariel and West Aquarius, which were pledged as security. The facility bore interest at LIBOR plus 3.31% per annum and was repayable over a term of five years. The outstanding balance at December 31, 2013 was $706 million.
In February 2014 Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners. See Note 31 to the Consolidated Financial Statements included herein for further details on related party transactions.

$1,200 facility, $1,121 facility
In June 2010, the Company entered into a $1,200 million senior secured facility with a group of commercial lending institutions and export credit agencies. The ultra-deepwater semi-submersible drilling rig West Orion, the ultra-deepwater drillship West Gemini and the tender rig West Vencedor were pledged as security. The facility bore interest at LIBOR plus 2.25% per annum and was repayable over a term of five years. The outstanding balance as of December 31, 2013, was $733 million.
In January 2011, the Company entered into a $1,121 million senior secured credit facility with a bank to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which both were pledged as security. The facility bore interest at LIBOR plus a margin between 2.25% and 3.00% per annum, and was repayable over a term of seven years. The facility was fully drawn as of December 31, 2013 with a balance of $912 million.
On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and lender and to Metrogas, a related party, as new lender. There were no other changes to the facility. As Metrogas is a related party of the Company, the portion of the facility related to Metrogas of $840 million was accordingly reclassified as debt due to related parties on the consolidated balance sheet, leaving the remaining $72 million in long-term debt. See Note 31 to the Consolidated Financial Statements included herein.
In February 2014, Seadrill Partners entered into an independently financed senior secured credit facility. The proceeds received by Seadrill Partners were used to settle the related party back to back loan financing between the Company and Seadrill Partners for the West Leo portion and repay the lenders of the $1,121 million facility.
On August 26, 2014, the remainder of the $1,200 million facility and $1,121 million facility were repaid in full. The Company recognized a $16 million gain on debt extinguishment within net loss on debt extinguishment in the Company's consolidated statement of operations relating to the $1,121 million facility. As one of the lenders of the $1,121 million facility was Metrogas, a related party, this transaction has been disclosed within Note 31 to the Consolidated Financial Statements included herein for further details on related party transactions.

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,074 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2014, the outstanding balance was $420 million, as compared to $490 million in 2013. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility as of December 31, 2014. Subsequent to the period end, on March 6, 2015, the tranches relating to the West Courageous, West Defender, and the West Intrepid were repaid, totaling $170 million.

$2,000 million senior secured credit facility
In April 2011, NADL, our majority owned subsidiary, entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $2,343 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2014, the outstanding balance was $1,367 million, as compared to $1,503 million in 2013. At maturity a balloon payment of $950 million is due. We had $50 million undrawn under this facility as of December 31, 2014, which bears a commitment fee of 40% of the margin.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $694 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2014, the outstanding balance was $280 million, as compared to $320 million in 2013. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility as December 31, 2014.

$420 million senior secured credit facility
On December 28, 2012 SFL West Polaris Limited, formerly a consolidated VIE, entered into a $420 million term loan facility with a syndicate of banks to refinance the existing $700 million secured term loan facility. The new facility had a term of five years and bore interest of LIBOR plus a margin of 3.00%. On February 28, 2014 the margin on the facility was reduced from 3.00% to 2.25%.
On December 30, 2014, the Company purchased SFL West Polaris Limited from Ship Finance, and accordingly we have represented the facility within "Credit facilities" from "Ship Finance Loans". Please refer to note 35 to our Consolidated Financial Statements included herein for more information. The drillship West Polaris has been pledged as security. The net book value at December 31, 2014 of the unit pledged as security is $564 million. As at December 31, 2014, the outstanding balance under the facility was $351 million, compared to $387 million as at December 31, 2013.

$550 million senior secured term loan and revolving credit facility
In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which was pledged as security. The facility had a five year term and bore interest at LIBOR plus 1.50% to 2.25% per annum. As of December 31, 2013, the outstanding balance was $440 million. At maturity a balloon payment of $275 million was due.
In June 2014 Seadrill Partners entered into an amended senior secured credit facility, with the proceeds used by Seadrill Partners to repay the third party lenders of this facility and settle the related party back to back rig financing agreement between the Company and Seadrill Partners. See Note 31 to the Consolidated Financial Statements included herein for further details on related party transactions.

$440 million secured credit facility
In December 2012, the Company entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs. As of December 31, 2014, we have drawn $320 million on the facility, and the T-15, T-16, and West Telesto have been pledged as security, while the tranche for the West Oberon was cancelled due to other funding opportunities for this rig. The tender rigs T-15 and T-16 were sold to Seadrill Partners during 2013, and subsequently the Company entered into a back to back rig financing agreement with Seadrill Partners for the corresponding portions of the secured credit facility for $101 million and $98 million respectively. Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. See Note 31 to our Consolidated Financial Statements for further details on related party transactions. The total net book values as at December 31, 2014 of all the units pledged as security was $470 million. The total net book value of the T-15 and T-16, which the Company no longer owns, was $261 million as at December 31, 2014. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance as at December 31, 2014 was $258 million, as compared with $293 million in 2013. At maturity a balloon payment of $166 million is due.

$450 million senior secured credit facility
On December 21, 2012, we entered into $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security, which has a net book value of $657 million as at December 31, 2014. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. As of December 31, 2014, the outstanding balance was $416 million as compared to $450 million at December 31, 2013. Subsequent to the year end, in January 2015, this facility has been repaid in full and replaced with a new $950 million facility, as discussed below.

$1,450 million senior secured credit facility
On March 20, 2013, we entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Auriga, West Vela, and West Tellus were pledged as security. The facility has a final maturity in 2025, with the commercial tranche due for renewal in 2018, and bears an interest of LIBOR plus a margin in the range of 1.20% to 3.00%.
In March 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility, and accordingly we have derecognized the portion of this facility relating to the West Auriga. Seadrill Partners subsequently repaid the tranches relating to the West Auriga in full. In November 2014, we completed the sale of the entities that own and operate the West Vela to Seadrill Partners, of which one of the entities sold was a borrower and a guarantor under this facility, and accordingly we have derecognized the portion of this facility relating to the West Vela. See Note 11 to the Consolidated Financial Statements included herein for further details of these disposals to Seadrill Partners.
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2014 is $856 million (2013: $1,390 million) of which $433 million relates to Seadrill and the West Tellus. Seadrill has not recognized any amounts that are related to amounts owed under the facility by other borrowers. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Auriga or West Vela.
If a balloon payment of $86 million relating to the commercial tranches of the West Vela and West Tellus is not refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.
As at December 31, 2014 the net book value of the West Tellus was $622 million and we also held $50 million of cash in a restricted account, pledged as collateral. Subsequent to the year end, the restricted cash was released in full a result of our entering into a new contract with Petrobras. We do not have any undrawn capacity on this facility as of December 31, 2014.

$360 million senior secured credit facility
On April 10, 2013, our majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD 1, AOD 2 and AOD 3, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. As at December 31, 2014 the rigs have a net book value of $225 million, $222 million and $230 million respectively. As of December 31, 2014, the outstanding balance was $309 million as compared to $345 million at December 31, 2013.

$300 million senior secured credit facility
On July 16, 2013, we entered into a$300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor were pledged as security, and bears interest of LIBOR plus a margin of 3.00%, and matures in 2023. As at December 31, 2014 the net book values of the West Tucana and West Castor were $204 million and $213 million respectively. As of December 31, 2014, the outstanding balance was $210 million as compared to $234 million at December 31, 2013.

$150 million senior secured credit facility
On October 22, 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security, bears interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. As at December 31, 2014 the net book value of the West Oberon and West Prospero were $226 million and $165 million respectively. As of December 31, 2014 and 2013 the outstanding balance was $150 million. Subsequent to the year end, on March 26, 2015, this facility was repaid in full as part of the SeaMex transaction.

$450 million senior secured credit facility (2013)
On December 13, 2013, we entered into a $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, and bears interest of LIBOR plus a margin of 1.75% and matures in June 2016. This facility replaced an existing $800 million facility, which had an outstanding balance of $194 million and was fully repaid on December 19, 2013. As at December 31, 2014 the net book value of the West Eminence was $589 million. As at December 31, 2014, the outstanding balance was $397 million as compared to $450 million as at December 31, 2013.

$1,350 million senior secured credit facility
In August 2014, the Company entered into a $1,350 million senior secured credit facility with a syndicate of banks. The new facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million. The West Pegasus, West Gemini and West Orion were pledged as security. The total net book value at December 31, 2014 of the units pledged as security is $1,767 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in quarterly installments over a term of five years. The revolver is fully repayable at the final maturity date. The revolver facility was fully drawn and we do not have any undrawn capacity as of December 31, 2014. As at December 31, 2014, the outstanding balance was $1,317 million.

$1,500 million senior secured credit facility (2014)
In July 2014, the Company entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance the three newbuilds, the West Saturn, West Neptune and West Jupiter which are pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,840 million. The facility bears interest at LIBOR plus a margin of between 1.4% and 2.5% per annum, and is repayable over a term of 12 years. The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportfinans ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If the commercial tranche of $300 million does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. If the commercial balloon of $175 million does not get refinanced to the satisfaction of the remaining lenders by September 2019, the remaining tranches also become due. As at December 31, 2014, the outstanding balance was $1,469 million as compared to nil as at December 31, 2013.

$950 million senior secured credit facility
In January 2015, we entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to partly fund the delivery of the West Carina and to refinance our indebtedness related to the West Eclipse. This facility is comprised of a $285 million term loan, a $475 million revolving facility and a $190 million ECA facility. The commercial facilities have a 5 year term and bear interest at LIBOR plus 2.00% and the ECA facility has a 12 year term and has a CIRR interest rate of 2.12%.

$1,750 million secured credit facility
On September 27, 2013 subsidiaries of Sevan Drilling entered into a $1,750 million bank facility with a syndicate of banks and export credit agencies. The facility consists of two tranches in the amounts of $1,400 million and $350 million. On October 23, 2013 the first tranche of $1,400 million was drawn and was used to repay the existing credit facilities related to Sevan Driller and Sevan Brasil and to settle the remaining installment and other amounts for the delivery of Sevan Louisiana. The Sevan Driller, Sevan Brasil and Sevan Louisiana have been pledged as security. In December 2014 the $350 million tranche relating to the Sevan Developer was cancelled at our request as a consequence of the deferral agreement made with Cosco, and the borrowing entity relating to the Sevan Developer was released from its obligations under this facility. The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.90%. As at December 31, 2014 the net book of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $589 million, $601 million and $719 million respectively. As at December 31, 2014, the outstanding balance was $1,225 million as compared to $1,400 million as at December 31, 2013.

Ship Finance Loans
The following loans relate to the Ship Finance International entities that we consolidate in our financial statements as VIEs. Refer to Note 35 to our Consolidated Financial Statements included herein for more information.

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
On May 24, 2013, the Hercules tranche of the $1,400 million facility was refinanced and replaced by a new $375 million facility, with a syndicate of banks and financial institutions. The new facility is secured by the West Hercules, which has a net book value of $603 million as of December 31, 2014. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. As of December 31, 2014, the outstanding balance under the facility is $284 million. There is no undrawn capacity on this facility at year end.
On October 31, 2013, the Taurus tranche of the $1,400 million facility was refinanced and replaced with a new $390 million facility with a syndicate of banks and financial institutions. The new facility is secured by the West Taurus, which has a net book value of $450 million as at December 31, 2014. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 2.50%. As of December 31, 2014, the outstanding balance under the facility is $303 million. There is no undrawn capacity on this facility at year end.
SFL Linus Ltd
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security and has a net book value of $581 million as at December 31, 2014. The facility was fully drawn on February 18, 2014, on the date of delivery of West Linus. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. As of December 31, 2014, the outstanding balance under the facility is $451 million. There is no undrawn capacity on this facility at year end.

Unsecured Bonds
$350 million fixed interest rate bond
In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. The bond bears a fixed interest rate of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As of December 31, 2014, the outstanding balance was $342 million.

$650 million 3.375% Convertible Bonds and conversion
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds was fixed at 3.375%, payable semi-annually in arrears. The bonds were convertible into the Company's common shares at any time up to 10 banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. The bonds were due to mature in October 2017. The bond equity component was amortized over the maturity term, and recognized within interest expense in the consolidated statement of operations.
In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders of $649 million of principal amount of convertible bonds accepted the voluntary incentive offer and the Company then elected to exercise the "90% clean-up call" provision on the remaining $1 million outstanding.
Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held. As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million.
As a result of the conversion the Company recorded a charge of $79 million related to the incentive paid for the induced conversion and a loss on debt extinguishment of $16 million. These amounts were recognized within net loss on debt extinguishment in the Company's consolidated statement of operations. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders’ equity. The total cash outflow due to the incentive payments and accrued interest was $69 million.

NOK 1,250 million floating interest rate bond
In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of a two year senior unsecured bond, with a maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond was repaid in full on the maturity date.

$1,000 million fixed interest bond
In September 2012, the Company raised $1,000 million through the issue of a 5 year bond which matures in September 2017. Interest on the bonds bears a fixed interest rate of 5.625% per annum, payable semi-annually in arrears. The interest rate increased to 6.125% in March 2014 as the Company remained unrated.

NOK 1,800 million floating interest rate bonds
On March 5, 2013 the Company issued a NOK1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum. The bond was subsequently swapped to US$ with a fixed rate of 4.94% per annum until maturity.

$500 million senior unsecured bond
On September 20, 2013, the Company issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.125% per annum. The interest rate increased to 6.625% in March 2014 as the Company remained unrated.
In December 2014 the Company repurchased $21 million (of par value) of the $500 million senior unsecured bond, recognizing a gain on debt extinguishment of $3 million.

NOK1,500 million floating interest rate bonds
On October 17, 2013, NADL, our majority owned subsidiary, issued a NOK1,500 million senior unsecured bond issue with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.40% per annum. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity.
In December 2014 the Company purchased NOK 82 million (of par value) of the NOK 1,500 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $4 million.

$600 million senior unsecured bond
In January 2014, NADL, our majority owned subsidiary, issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014 we sold a portion of the bond owned by the Company for $25 million. In December 2014 the Company purchased $47 million (of par value) of the $600 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $16 million. As of December 31, 2014 we held 31.1% of the bond, which amounted to $187 million.

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity.

Unsecured bond repurchases
During the year ended December 31, 2014, the Company recognized a total gains on debt extinguishment due to the repurchases of bonds of $23 million, which are presented within "Net loss on debt extinguishment" in the Company’s consolidated statement of operations.

Commercial Interest Reference Rate (CIRR) Credit Facilities
In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2014 was $27 million (NOK200 million), compared to $49 million, in 2013.
In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2014 was $29 million (NOK213 million), compared to $52 million, in 2013.
In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of 12 years. The outstanding balance at December 31, 2014 was $68 million (NOK506 million), compared to $96 million, in 2013.
In connection with the above three CIRR fixed interest term loans totaling $124 million (NOK919 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the consolidated balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

Related Party Loan Agreements
$1,121 million facility - Metrogas
For a description of this facility, please see above under "Credit Facilities - $1,200 facility, $1,121 facility"

Ship Finance loan agreements
SFL Deepwater Ltd and SFL Linus Ltd have loans from Ship Finance of $290 million and $125 million which are presented as long term debt due to related parties as at December 31, 2014. The loans mature in 2023 and 2029 respectively. The loans bear interest of 4.5% per annum. On December 30, 2014 Seadrill acquired SFL Polaris Ltd from Ship Finance and as a result the outstanding loan of $145 million relating to the SFL West Polaris Ltd was settled, and simultaneously Seadrill Limited recognized a payable of $111 million to Ship Finance for the purchase price. Please see Note 35 to the Consolidated Financial Statements included herein for more details.

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

•
Debt service coverage ratio: The $1,450m secured debt facility and the $1,500m secured debt facility (2014) contain a requirement for the individual borrowers to maintain a ratio of EBITDA of the respective borrower to debt services (being all finance charges and principal) of not less than 1.15:1.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.
In addition to financial covenants, our credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business. We are in compliance with related covenants as of December 31, 2014.
The credit facility agreements also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a credit facility;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.

The credit facility agreements contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill Partners and its subsidiaries and by the Company;

•	failure by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•
revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Financing Agreement; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or the Company and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of the Company or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

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

Our loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. We were in compliance with all financial loan covenants as of December 31, 2014.
The Company has recently initiated discussions with its lenders in respect of its secured credit facilities to proactively amend the leverage ratio covenant, contained in such credit facilities, to provide the Company with additional future flexibility in view of the current market downturn.

The Company expects that as part of the amendment agreement it would be restricted from making dividend payments, buying back shares or entering into similar transactions for the duration of the period for which additional leverage ratio headroom was provided under the amended facilities.  The amendment is expected to last until December 31, 2016. Should the Company wish to revert to the original financial covenants during this period then these restrictions would be lifted.

As of the date of this report, the Company has received the required majority lender consent regarding all of its senior secured facilities, except for the $440m secured credit facility, for which the Company expects to obtain majority lender consent in due course.  These amendments to the Company’s secured credit facilities are not final and are subject to the approval of the Company’s board of directors.  As of December 31, 2014, the Company was in compliance with all of the covenants under its secured credit facilities.

Bonds
For the Company’s outstanding Norwegian bonds, Swedish bond and the $350 million bond, the main financial covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.
For our $1,000 million, $500 million, and $600 million bonds, we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.
We are in compliance with related covenants as of December 31, 2014.

Covenants contained in the loan agreements of our consolidated Ship Finance Variable Interest Entities
The Company consolidates certain subsidiaries of Ship Finance into the financial statements as variable interest entities. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse effect on us. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million.

•	Ship Finance must maintain positive working capital.

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	The Company's covenants under the bank loans listed above also apply.
The Ship Finance subsidiaries owning West Taurus, West Hercules and West Linus are consolidated into our financial statements as a VIEs.  To the extent that these VIEs defaults under its indebtedness and is marked current in its financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements.  The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. We and Ship Finance are in compliance with related covenants as of December 31, 2014.

Covenants contained in NADL's debt agreements
In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, North Atlantic Drilling received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Covenants contained in Seadrill Partners' debt agreements

As detailed above certain subsidiaries of Seadrill Partners are borrowers and guarantors to the $440 million secured credit facility and the $1,450 million senior secured credit facility. If Seadrill Partners were to default under one of its other financing agreements, it could cause an event of default under these credit facilities. Seadrill Partners’ failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements.

Seadrill Partners was in compliance with all applicable covenants as of December 31, 2014.
Interest rate information
As of December 31, 2014, the three month United States dollar LIBOR was 0.25%, as compared to 0.27% in 2013 and three month NIBOR was 1.43%, as compared to 1.75% in 2013.

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
As of December 31, 2014, we had losses of $497 million (2013: gains of $133 million) in our consolidated statement of operations consisting of the following:
Interest-rate swap agreements and forward exchange contracts
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and cross currency interest rate swaps, and forward exchange contracts amounted to $405 million for the year ended December 31, 2014. The loss is recognized in the statement of operations as gain/(loss) on derivative financial instruments.
As of December 31, 2014, the Company and its consolidated subsidiaries, including a VIE, had entered into interest rate swap contracts with a combined outstanding principal amount of $8.1 billion, as compared to $10.0 billion at December 31, 2013, at rates between 0.74% per annum and 4.63% per annum, as compared to 0.74% and 4.63% in 2013. The overall effect of these swaps is to fix the interest rate on $8.1 billion of floating rate debt at a weighted average interest rate 2.18% per annum, as compared to $10.0 billion at 2.12% in 2013.
As of December 31, 2014, we had outstanding cross currency interest rate swaps with principal amount of $807 million, as compared to $786 million at December 31, 2013, with maturity dates between March 2018 and March 2019 at rates ranging from 4.94% to 6.18% per annum.
As of December 31, 2014, our net exposure to short term fluctuations in interest rates on our outstanding debt was $1.3 billion as compared to $1.5 billion in 2013, based on our total interest bearing debt including related party of $13.0 billion less the $8.9 billion outstanding balance of fixed interest rate swaps and cross currency interest rate swaps, less the $2.8 billion in fixed interest loans and bonds.
As of December 31, 2014, we had entered into forward exchange contracts to sell approximately $260 million, as compared to $272 million in 2013, in exchange for Norwegian Kroner between January 2015 and May 2015, at exchange rates ranging from NOK6.37 million to NOK6.89 million per US dollar.
During the year, we also entered into British Pounds Sterling (GBP) swap contracts to buy approximately GBP30 million (US$49 million) between January 2015 and April 2015 at an average exchange rates between GBP1.59 per US dollar and GBP1.68 per US dollar.

Total Return Swap Agreements
During 2014, 2013 and 2012 the Company entered into and settled various TRS agreements which are indexed to the Company's own common shares. The total realized and unrealized loss recognized in the consolidated statement of operations relating to the Company's TRS agreements in 2014 was $73 million (2013: gain of $19 million). As of December 31, 2014 we had an outstanding agreement related to 4 million shares at NOK 96.02 per share with an expiry date of March 3, 2015 (As at December 31, 2013: 1.4 million shares at NOK 255.38 per share). Subsequent to the year end, on March 3, 2015, the TRS agreement related to 4 million shares was rolled over with a new expiry date of June 3, 2015, and a new reference price of NOK87.4056 per share.
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
In addition to the above TRS transactions, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS indexed to our own common shares was our only TRS agreement as of December 31, 2014.

Sevan share repurchase agreements
During 2013, the Company, entered into forward agreements pursuant to which the Company sold its shares in Sevan to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of December 31, 2014 the company had agreements for 216,065,464 Sevan shares at a strike price of NOK4.17 and 81,828,500 Sevan shares at a strike price of NOK4.20 with maturity date of February 6, 2015. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of $167 million as of December 31, 2014.
On February 6, 2015 the Company entered into new forward agreements for the option to repurchase 216,065,464 and $81,828,500 shares of Sevan on May 6, 2015 at a strike price of NOK0.7249 and NOK0.7246 respectively.

SapuraKencana share agreements
On September 18, 2013, we entered into two derivative contract agreements with a commercial bank which enabled the Company to obtain financing against a portion of our equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at December 31, 2014 amounted to $325 million, and is presented as a long term marketable security on the consolidated balance sheet. See Note 14 to the consolidated financial statements included herein. The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2014 are a gross asset of $103 million, and a gross liability of $103 million which have been offset in the consolidated balance sheet and consolidated income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to the Company is included in other long-term liabilities. The agreements also contain financial covenants which are similar to the Company's existing secured credit facilities. See Note 23 to the consolidated financial statements included herein.

Other derivative arrangements
Total realized and unrealized loss on other derivative instruments amounted to $19 million for the year ended December 31, 2014 (2013:gain of $30 million), mainly due to losses on Rowan Drilling forwards in 2014 and gains on Rowan Drilling forwards in 2013.

Equity

As of December 31, 2014, the number of common shares issued, of par value $2.00 each, was 493,078,678 and fully paid share capital amounted to $985 million, compared to $938 million as at December 31, 2013. The increase is due to the conversion of the $650 million 3.375% convertible bond that occurred in July 2014. As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares. Refer to the borrowings section above for more information.

As of December 31, 2014, we held 318,740 of our common shares as treasury shares, compared to 272,441 in 2013 and 72,859 in 2012.

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may be either cancelled, or held as treasury shares to meet our obligations relating to our share option scheme. Under the program no shares were purchased during the year ended December 31, 2014 as compared to 900,000 shares in the year ended December 31, 2013, and no shares in the year ended December 31, 2012.

In November 2014 the Board authorized a share buyback program under which the Company may repurchase up to approximately 10% of shares outstanding. The Company may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by Management of the Company based on its evaluation of market conditions, capital allocation opportunities, and other factors. The program does not require the Company to repurchase any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. During 2014, no shares were purchased under this authorization.

In May 2005, a general meeting of the Company approved authorizing the Board to establish and maintain an employee share option scheme, or the Option Scheme, in order to encourage the holding of shares in the Company by individuals including directors, officers and other employees of the Company to held shares in the Company. The Board has made a number of grants pursuant to rules established to implement the Option Scheme. As of December 31, 2014, 2.2 million options remain outstanding (compared to 2.8 million in December 31, 2013). The fair value of the options granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 29 to the Consolidated Financial Statements). The additional paid-in capital arising from share options was $10 million in the year ended December 31, 2014, as compared to $7 million in 2013 and $8 million in 2012.

In October 2013, the Board approved 373,700 awards under our Restricted Stock Units (“RSU”) plan. In November 2013, the Board of NADL, our consolidated subsidiary, approved 278,778 awards under NADL`s RSU plan. The fair value of the RSUs granted is recognized in the statement of operations as an expense, with a corresponding amount credited to additional paid in capital (see Note 29 to the Consolidated Financial Statements). The additional paid-in capital arising from the RSU plans was $5 million in the year ended December 31, 2014, as compared to $2 million in 2013 and nil in 2012.

As of December 31, 2014, our total additional paid-in capital including contributed surpluses amounted to $5.2 billion, as compared to $4.6 billion in 2013 and $4.3 billion in 2012, of which $3.7 billion arises from shares issued at a premium, with the remaining balance attributable to the Option Scheme, purchases and sales of treasury shares, share issuances in NADL, and conversion of convertible bonds.

As of December 31, 2014, we were party to a TRS agreement with 4 million of our common shares as underlying security, whereby we are exposed to movements in the price of our shares. Please see the section entitled "Derivatives" above.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	TREND INFORMATION

The offshore drilling market, which was initially challenged by the pace of supply additions, is now dealing with a significant reduction in demand. To compound these issues, OPEC made clear its intention to focus on market share rather than price resulting in a significant decline in oil prices. A desire by oil companies to reduce capital expenditures amidst the significant price decline has severely curtailed drilling budgets for at least 2015. Consequently significant additional spare capacity for offshore drilling units is likely to materialize as 2015 progresses.

Ultra-deepwater floaters (>7,500 ft water)

The offshore drilling market is entering its second year of a downturn, which is shaping up to be more challenging than the first and worse than had previously been expected by the industry. Approximately a quarter of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered. Based on this available capacity, significant delays or cancellations of newbuild projects can be expected. New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.

The severity of this downturn is forcing the contract drilling industry to make decisions regarding cold stacking and scrapping of older units. This activity is expected to accelerate, likely to levels which have not been seen in two decades. Owners of older, inefficient units face difficult decisions as these units approach periodic classing activities and most seem to be opting not to invest the significant expenditures required, instead choosing to stack or scrap the unit. From a long term perspective, we believe these decisions will ultimately create a more healthy industry as weaker players leave the business and old rigs are retired.

Premium jack-up rigs (>350 ft water)

Although shelf production is likely to remain robust as oil companies focus on their most economic fields, the low oil price and number of newbuilds entering the market continues to pose utilization and dayrate challenges to this segment. 2015 is expected to become significantly more challenging with 60 units forecast to be entering service. Between now and 2017, approximately 130 units are scheduled for delivery, it is likely that a portion of these will be delayed or cancelled.

Over time the number of newbuilds entering the market will force the retirement of older less capable units and result in a replacement cycle. Currently there are more than 200 units in the global fleet that are more than 30 years old. Although there will be some instances where an operator may see some value in using a simpler design, broadly speaking most will see more value in hiring a premium unit to replace an older one.

E.	OFF BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2014 or 2013, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2014, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payment are summarized in Note 33 in the Consolidated Financial Statements of this Annual Report.

F.	CONTRACTUAL OBLIGATIONS

At December 31, 2014, we had the following contractual obligations and commitments:

	Payment due by period
(In millions of US dollars)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Interest bearing debt	2,309	6,596	2,725	990	12,620
Related party interest bearing debt	—	—	—	415	415
Total debt repayments	2,309	6,596	2,725	1,405	13,035
Interest payments	433	933	115	35	1,516
Related party interest payments	25	76	25	25	151
Pension obligations	11	36	13	69	129
Operating lease obligations	15	29	7	21	72
Newbuilding commitments (1)	4,722	667	—	—	5,389
Total contractual obligations (2)	7,515	8,337	2,885	1,555	20,292

(1) Newbuilding commitments relate to eight jack-up rigs totaling $1.7 billion, three semi-submersible rigs totaling $1.0 billion, and five drillships totaling $2.7 billion. Note that the newbuilding commitments include $0.4 billion related to the Sevan Developer that are presented as a contractual obligation in the balance sheet in the line item "Other short term liabilities". See Note 12 – Business Acquisitions to our consolidated financial statements for further information.

(2) Total Contractual obligations do not include $9 million of unrecognized tax benefits, inclusive of interest and penalties, included in our consolidated balance sheet as of December 31, 2014 as we are unable to specify with certainty the periods in which we may settle such amounts.

G.	SAFE HARBOR

See the section entitled "Cautionary Statement Regarding Forward Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers, and also certain key employees within our operating subsidiaries, who are responsible for overseeing the management of our business.

Name	Age	Position
John Fredriksen	70	President, Director and Chairman of the Board
Kate Blankenship	50	Director and Audit Committee member
Kathrine Fredriksen	31	Director
Bert Bekker	76	Director
Paul Leand Jr.	48	Director
Ørjan Svanevik	49	Director
Dr. Charles Woodburn	44	Director
Georgina Sousa	64	Company Secretary
Per Wullf	55	Chief Executive Officer and President, Seadrill Management
Rune Magnus Lundetræ (1)	38	Chief Financial Officer and Senior Vice President, Seadrill Management
David Sneddon	51	Chief Accounting Officer and Senior Vice President, Seadrill Management
Anton Dibowitz	43	Chief Commercial Officer and Senior Vice President, Seadrill Management
Svend Anton Maier	50	Senior Vice President Americas
José Firmo	45	Senior Vice President Brazil
Alf Ragnar Løvdal	57	Senior Vice President and CEO of North Atlantic Management
Ray Watkins	55	Vice President Asia Pacific
Philip Souyris	46	Vice President Mexico
Silvio Bresciani	58	Senior Vice President, Africa & Middle East

(1) Rune Magnus Lundetræ will step down as Chief Financial Officer of Seadrill Management Limited with effect from 30 June 2015.

Certain biographical information about each of our directors, executive officers and key officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since its inception in May 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, Chief Executive Officer and a director of Frontline Ltd. (NYSE:FRO), or Frontline, a Bermuda company listed on the NYSE, the OSE and the London Stock Exchange, since 2004 as Chairman of the Board, President, CEO and a director of Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the OSE and on the Singapore stock exchange, and from 2001 until September 2014 as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market. Mr. Fredriksen has served since September 2013 as the Chairman of the Board of our majority owned subsidiary North Atlantic. Mr. Fredriksen is the father of Ms. Kathrine Fredriksen, a director of the Company.

Kate Blankenship has served as a director of the Company since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill Partners since June 2012, NADL since February 2011, Independent Tankers Corporation Limited, or Independent Tankers, since February 2008, Golar since July 2003, Golar LNG Partners since September 2007, Golden Ocean since November 2004, Archer since its incorporation in 2007 and Avance Gas Holding Ltd since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Kathrine Fredriksen has served as a director of the Company since September 2008. Ms. Fredriksen has also served as a director of Golar LNG Partners from April 2013 until September 2014, and served as a director of Golar from February 2008 until April 2013. She graduated from Wang Handels Gymnas in Norway and studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our President and Chairman.

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

Paul Leand has served as a director of the Company since April, 2013. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry.  From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of the Investment Committee of AMA Shipping funds, a series of private equity funds formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners since 2011, North Atlantic since 2012 and Eagle Bulk Shipping Inc. since 2014.

Ørjan Svanevik has served as a director of the Company since October 2014. Mr. Svanevik joined Seatankers in July 2014 and has a broad industry background, with special knowledge of oil and gas, maritime, shipbuilding, and engineering sectors. He has extensive experience from global operations, investment management and corporate finance. Mr Svanevik was previously Managing Director for the investment advisory firm Oavik Capital from October 2008 to July 2014. Prior to this he was Head of M&A and a Partner at Aker ASA from 2005 to 2008, and COO and EVP of Kværner ASA from 2004 to 2005. Prior to this Mr Svanevik also worked in corporate advisory and Investment banking for Arkwright from 1994 to 2001. He started his career at Schlumberger, where he held various international financial management positions from 1991 to 1994. Mr Svanevik has an AMP from Harvard Business School and a MBA from Thunderbird.

Dr. Charles Woodburn was appointed as a Director of the Company in January 2015. Dr. Woodburn has been the Chief Executive Officer of Expro Group since 2010. Previously, he spent 15 years with Schlumberger from 1995 to 2010 where he held many senior management roles, including President of Wireline from 2006 to 2009. Then from 2009 to 2010 he was in charge of Schlumberger's engineering and manufacturing, reporting directly to the Chief Operating Officer. Dr. Woodburn holds a PhD and MA in Engineering from Cambridge University and an MBA from Erasmus University.

Georgina Sousa has served as Company Secretary of the Company since February 2006. She is a director and the Head of Corporate Administration for Frontline. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

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

Rune Magnus Lundetræ has served as Chief Financial Officer and Senior Vice President of Seadrill Management since February 2012. Mr. Lundetrae has also served as CFO of Seadrill Partners since June 2012. Before his current position Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic). He also served as CFO for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010, and as CFO of North Atlantic from May 2012 until February 2014. Prior to joining Seadrill Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

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

Svend Anton Maier has served as Senior Vice President, Americas, since February 2015. Previously he served as Senior Vice President Russia for NADL from August 2014 until February 2015, and as Senior Vice President Africa and Middle-East for Seadrill from January 2011 until August 2014. Mr. Maier joined the Company in February 2007 as Vice President, Deepwater Eastern Hemisphere. Mr. Maier has more than 20 years of experience in the offshore drilling industry. Prior to joining us, Mr. Maier held several senior positions in Transocean Ltd., including operations manager in Egypt, Equatorial Guinea and Gabon. Mr. Maier graduated from the Maritime Institute of Tønsberg with a degree in marine engineering.

José Firmo was appointed Senior Vice President of the Company's Brazil region in October 2014. Mr Firmo has over 25 years of experience in the Oilfield Services industry. Since 1992 when he joined Schlumberger he has worked in numerous jobs ranging from Testing & Wireline Field Engineer offshore Brazil, Field Manager positions in the North and South America, Global Business Development for Completions, Testing Global Human Resources Director, to lately Vice President of Operations Latin America for Testing Services. Born in Rio de Janeiro, he holds a Masters degree in Business Administration from the Rotterdam School of Management, Erasmus University.

Alf Ragnar Løvdal has been the Chief Executive Officer of North Atlantic Management AS since January 2013. Mr. Løvdal has served as Senior Vice President for Seadrill in Asia Pacific from April 2009 until December 2012. He was previously Chief Executive Officer in Seawell Management AS. Mr. Løvdal has close to 35 years of experience from the oil and gas industry, of which 10 years of which he was responsible for the well services business in the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has over the years held several senior positions, including general manager operations for the mobile units. Prior to his engagement with Smedvig and Seadrill, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

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

Philip Souyris has served as Senior Vice President since January 2015. Mr Souyris has 17 years in the offshore drilling industry 14 of them focused on the Deepwater side. Prior to joining us back in July 2014, Mr Souyris held several senior positions in Schlumberger Ltd since 1998, including 3 years of field experience, Drilling Engineering, Drilling Manager for Brazil, to Operations Manager in East Mediterranean Europe. Mr Philip Souyris graduated from Universidad Nacional del Sur as Industrial Engineer and also holds a Masters specialization of Industrial Organization, from the same institution.

Silvio Bresciani was appointed Vice President of the Africa and Middle East region in February 2015. Mr Bresciani has 35 years’ experience in the drilling industry. He has served as Chief Operating Officer & President of Sam Antonio International from September 2008 to May 2011. Most recently, Mr. Bresciani was Vice President of Global Business Development for Nabors Drilling International from July 2011 to February 2015. Mr Bresciani attended Escola Politecnica in Brazil and qualified as a Civil Engineer with a specialization in Drilling Engineering. He is a Brazilian national and resides in Dubai.

B.	COMPENSATION

During the year ended December 31, 2014, we paid our directors and executive officers aggregate compensation of $10.6 million, including compensation in the form of options exercised. In addition we have incurred compensation expense in the aggregate amount of $0.3 million for their pension and retirement benefits.

In addition to cash compensation, during 2014 we also recognized an expense of $2.1 million relating to stock options granted in 2010, 2011, 2012, and 2013 to certain of our directors and employees. The options vest over a two to four years period and they expire between May 2014 and December 2017. The exercise price of the options at December 31, 2014, was in the range NOK137.40 to NOK273.00 (equivalent to $18.46 to $36.67) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares.

C.	BOARD PRACTICES

Our Board is elected annually by a vote of a majority of the common shares represented at the meeting at which one or more holders of one-third of our outstanding common shares constitutes a quorum. In addition, the maximum and minimum number of directors is determined by resolution of our shareholders, but no less than two directors shall serve at any given time. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

Our Board currently consists of seven directors. Mr. Svanevik and Dr. Woodburn were appointed to fill vacancies on the Board on October 27, 2014 and January 14, 2015, respectively. All of our directors were re-elected at our annual general meeting on September 19, 2014 except for Mr. Tor Olav Trøim who decided not to stand for re-election to the Board. Mr Trøim served as a director of the Company since May 2005.

Four of our directors, Kate Blankenship, Paul Leand, Bert Bekker and Charles Woodburn are independent pursuant to Rule 10A-3 of the Securities Exchange Commission Act of 1934, as amended.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of Mrs. Blankenship.

We currently have a compensation committee responsible for establishing and reviewing the executive officers' and senior managements' compensation and benefits. Our committee consists of Mr. Svanevik and Mrs. Blankenship.

In lieu of a nomination committee, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.seadrill.com.

D.	EMPLOYEES

As of December 31, 2014, we had approximately 9,450 employees.

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

Total employees (including contracted-in staff )	December 31, 2014	December 31, 2013	December 31, 2012
Operating segments:
Floaters	4,505	5,100	3,900
Jack-up rigs	2,985	2,650	2,150
Tender rigs	—	1,115	2,500
Other	1,850	—	—
Corporate	110	100	150
Total employees	9,450	8,965	8,700
Geographical location:
Norway	1,455	1,695	1,350
Rest of Europe	110	100	100
North America	2,485	1,990	1,250
South America	1,155	1,015	700
Asia Pacific	1,130	1,355	3,050
Africa and Middle East	3,115	2,810	2,250
Total employees	9,450	8,965	8,700

The number of employees has increased over the three years to December 31, 2014 as a result of the increase in our operating fleet of drilling units and business acquisitions partially offset by the sale of a majority of our tender rig business. 'Other' predominately represents employees providing management services to third and related parties.

E.	SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of March 20, 2015 and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Company in May 2005, and restricted stock units (RSUs) awarded to them under Seadrill's Restricted Stock Units Plan approved by the Company in October 2013. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options and Restricted Stock Units (RSUs)
	Number of shares	%	Scheme	Total number of options	Number of options vested	Exercise price	Expiry date
John Fredriksen (Note 2)	(Note 2)	(Note 2)	—	—	—	—	—
Kate Blankenship	—	(Note 1)	—	—	—	—	—
Kathrine Fredriksen	—	(Note 1)	—	—	—	—	—
Bert Bekker	—	(Note 1)	—	—	—	—	—
Paul Leand Jr.	—	(Note 1)	—	—	—	—	—
Ørjan Svanevik	—	(Note 1)	—	—	—	—	—
Dr. Charles Woodburn	—	(Note 1)	—	—	—	—	—
Georgina Sousa	—	(Note 1)	—	—	—	—	—

Per Wullf	—	(Note 1)	Options	60,000	48,000	NOK 185.20	December 2015
			Options	60,000	30,000	NOK 202.05	December 2016
			Options	130,000	32,500	NOK 273.00	December 2017

Rune Magnus Lundetræ	—	(Note 1)	Options	15,000	12,000	NOK 192.90	December 2015
			Options	15,000	7,500	NOK 202.05	December 2016
			Options	40,000	10,000	NOK 219.13	April 2017
			Options	40,000	10,000	NOK 273.00	December 2017

David Sneddon	—	(Note 1)	RSUs	15,000	—	—	December 2016
			RSUs	4,500	—	—	December 2017

Anton Dibowitz	—	(Note 1)	Options	25,000	20,000	NOK 192.90	December 2015
			Options	35,000	17,500	NOK 202.05	December 2016
			Options	60,000	15,000	NOK 273.00	December 2017

Svend Anton Maier	—	(Note 1)	RSUs	4,500	—	—	December 2017

Jose Firmo	—	(Note 1)	RSUs	10,000	—	—	December 2017

Alf Ragnar Løvdal	—	(Note 1)	Options	16,000	12,000	NOK 185.20	December 2015
			Options	45,000	7,500	NOK 202.05	December 2016
			RSUs (Note 3)	71,850	—	—	December 2016

Ray Watkins	—	(Note 1)	Options	20,000	10,000	NOK 202.05	December 2016
			RSUs	10,000	—	—	December 2016
			RSUs	4,500	—	—	December 2017

Philip Souyris	—	(Note 1)	—	—	—	—	—

Silvio Bresciani	—	(Note 1)	—	—	—	—	—

(1) Less than 1%

(2) Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition, to the holdings of shares and options contained in the table above, as of March 20, 2015, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

(3) The restricted stock units awarded to Alf Ragnar Løvdal are part of the NADL RSU plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as at March 20, 2015, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares:

	Common Shares Held
Shareholder	Number	%
Hemen (1)	119,097,583	24.2%
Barrow, Hanley, Mewhinney & Strauss, LLC (2)	31,289,877	6.4%
Tong Jinquan (3)	25,620,984	5.2%

(1) For further information regarding Hemen see "Item 6. Directors, Senior Management and Employees -E. Share Ownership".

(2) This information was derived from Schedule 13G filed with the Commission on February 10, 2015.

(3) This information was derived from Schedule 13G filed with the Commission on February 11, 2015.

We had a total of 493,078,678 common shares outstanding of which 318,740 were held as treasury shares, as of March 20, 2015.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements with Seadrill Partners:
Omnibus Agreement - In connection with the closing of the initial public offering of Seadrill Partners, we entered into an omnibus agreement with Seadrill Partners. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Seadrill agreed, and caused its controlled affiliates to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. For purposes of the omnibus agreement, the term drilling rigs refers only to semi-submersibles, drillships and tender rigs. We refer to these drilling rigs, together with any related contracts, as “Five-Year Drilling Rigs” and to all other drilling rigs, together with any related contracts, as “Non-Five-Year Drilling Rigs.” The restrictions in this paragraph do not prevent Seadrill or any of its controlled affiliates from:

(1)	acquiring, owning, operating or contracting for Non-Five-Year Drilling Rigs;

(2)
acquiring one or more Five-Year Drilling Rigs if Seadrill promptly offers to sell the drilling rig to Seadrill Partners for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to Seadrill Partners at the time of the acquisition;

(3)
putting a Non-Five-Year Drilling Rig under contract for five or more years if Seadrill offers to sell the drilling rig to Seadrill Partners for fair market value (x) promptly after the time it becomes a Five-Year Drilling Rig and (y) at each renewal or extension of that contract for five or more years;

(4)
acquiring one or more Five-Year Drilling Rigs as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or contracting for those drilling rigs; provided, however, that:

(a)
if less than a majority of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must offer to sell such drilling rigs to Seadrill Partners for their fair market value plus any additional tax or other similar costs that Seadrill incurs in connection with the acquisition and the transfer of such drilling rigs to Seadrill Partners separate from the acquired business; and

(b)
if a majority or more of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must notify Seadrill Partners of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, Seadrill Partners will notify Seadrill if Seadrill Partners wishes to acquire such drilling rigs in cooperation and simultaneously with Seadrill acquiring the Non-Five-Year Drilling Rigs. If Seadrill Partners does not notify Seadrill of its intent to pursue the acquisition within 10 days, Seadrill may proceed with the acquisition and then offer to sell such drilling rigs to Seadrill Partners as provided in (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)
acquiring, owning, operating or contracting for any Five-Year Drilling Rig if Seadrill Partners does not fulfill its obligation to purchase such drilling rig in accordance with the terms of any existing or future agreement;

(7)
acquiring, owning, operating or contracting for a Five-Year Drilling Rig subject to the offers to Seadrill Partners described in paragraphs (2), (3) and (4) above pending Seadrill Partners’ determination whether to accept such offers and pending the closing of any offers Seadrill Partners accepts;

(8)	providing drilling rig management services relating to any drilling rig;

(9)
owning or operating a Five-Year Drilling Rig that Seadrill owned and operated as of October 24, 2012, and that was not included in the initial fleet of Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Operating LLC (collectively, “OPCO”); or

(10)
acquiring, owning, operating or contracting for a Five-Year Drilling Rig if Seadrill Partners has previously advised Seadrill that Seadrill Partners consents to such acquisition, operation or contract.

If Seadrill or any of its controlled affiliates acquires, owns, operates or contracts for Five-Year Drilling Rigs pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. Under the omnibus agreement Seadrill Partners is not restricted from acquiring, operating or contracting for Non-Five-Year Drilling Rigs. Upon a change of control of Seadrill Partners, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the noncompetition provisions of the omnibus agreement applicable to Seadrill will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Rights of First Offer on Drilling Rigs

Under the omnibus agreement, Seadrill Partners and its subsidiaries granted to Seadrill a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Drilling Rigs or Non-Five-Year Drilling Rigs owned by Seadrill Partners. Under the omnibus agreement, Seadrill agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to Seadrill Partners for any Five-Year Drilling Rigs they might own. These rights of first offer do not apply to a (a) sale, transfer or other disposition of drilling rigs between any affiliated subsidiaries, or pursuant to the terms of any current or future contract or other agreement with a contractual counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any drilling rig’s disposition with respect to a Five-Year Drilling Rig with a non-affiliated third-party or any Non-Five-Year Drilling Rig, Seadrill Partners or Seadrill, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30 day period after the delivery of such notice, Seadrill Partners and Seadrill will negotiate in good faith to reach an agreement on the transaction. If Seadrill Partners does not reach an agreement within such 30 day period, Seadrill Partners or Seadrill, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the drilling rig to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to Seadrill Partners or Seadrill, as the case may be, than those offered pursuant to the written notice. Upon a change of control of Seadrill Partners, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the right of first offer provisions applicable to Seadrill under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of its outstanding subordinated units have converted to common units.

Rights of First Offer on OPCO Equity Interests

Pursuant to the omnibus agreement, Seadrill granted to Seadrill Partners a 30 day right of first offer on any proposed transfer, assignment, sale or other disposition of any equity interests in OPCO upon agreement of the purchase price of such equity interests by Seadrill and Seadrill Partners. The right of first offer under the omnibus agreement does not apply to a transfer, assignment, sale or other disposition of any equity interest in OPCO between any controlled affiliates.

Prior to engaging in any negotiation regarding any disposition of equity interests in OPCO to an unaffiliated third party, Seadrill will deliver a written notice setting forth the material terms and conditions of the proposed transactions. During the 30 days period after the delivery of such notice, Seadrill Partners and Seadrill will negotiate in good-faith to reach an agreement on the transaction. If the parties do not reach an agreement within such 30 day period, Seadrill will be able within the next 180 days to transfer, assign, sell or otherwise dispose of any equity interest in OPCO to an unaffiliated third party (or agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the third party than those included in the written notice.

If Seadrill or its affiliates no longer control Seadrill Partners, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate automatically. Upon a change of control of Seadrill, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate at the later of (a) the date on which all of the outstanding subordinated units have converted into common units and (b) the date of the change of control of Seadrill.

Indemnification

Under the omnibus agreement, Seadrill has agreed to indemnify Seadrill Partners until October 24, 2017 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners to the extent arising prior to the time they were contributed or sold to Seadrill Partners. Liabilities resulting from a change in law after October 24, 2012 are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by Seadrill for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Seadrill is liable for claims only to the extent such aggregate amount exceeds $500,000.

Seadrill has also agreed to indemnify Seadrill Partners for liabilities related to:

•
certain defects in title to Seadrill’s assets contributed or sold to OPCO and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise on or before October 24, 2015 (or, in the case of the T-15 or the T-16, within three years after its purchase of the T-15 or the T-16); and

•	tax liabilities attributable to the operation of the assets contributed or sold to OPCO prior to the time they were contributed or sold.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of Seadrill Partners’ board of directors if the proposed amendment will, in the reasonable discretion of its board of directors, adversely affect holders of its common units.

Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company’s subsidiaries are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services.

The total income recognized under the above agreements for the period ended December 31, 2014 was $59 million.

Rig Financing Agreements – In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements". Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig. During the year ended December 31, 2014 subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius, West Leo and West Capricorn.

In June 2014 the Company repaid the underlying $1,200 million senior secured loan relating to the West Vencedor, and as a result the West Vencedor Loan Agreement between the Company and Seadrill Partners was amended to carry on the existing loan on the same terms. The total amount owed under the remaining West Vencedor Loan agreement as of December 31, 2014, was $78 million.

Total amounts owed under the Rig Financing Agreements as of December 31, 2014, relating to the T-15 and T-16, totaled $159 million. Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these rigs are pledged as security. Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the West Vencedor, T-15 and T-16.

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo, West Sirius and West Capricorn were repaid during the year ended December 31, 2014 in conjunction with Seadrill Partners obtaining independent third party financing. The total outstanding principal repaid was $1.5 billion.

Interest income for the period ending December 31, 2014 for these arrangements was $20 million.

Revolving credit facility – In October 2012 Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. In March 2014 the facility was reduced to a maximum of $100 million. The outstanding balance of $125.9 million was repaid in full in March 2014. The outstanding balance as at December 31, 2014 was nil.

$109.5 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at December 31, 2014 was $109.5 million.

$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

$70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

$100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100 million. The note is repayable in September 2015 and upon maturity, the Company will receive $103.7 million. This note was repaid in full in June 2014.

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements. Other revenues and expenses earned and incurred for the period ending December 31, 2014 were $43.2 million and $25.8 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled $82.1 million for the period ending December 31, 2014.

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of December 31, 2014 consisted of the following:

(In US$ millions)	December 31, 2014
Rig financing agreements and Loan agreements	237
$109.5 million Vendor financing loan	110
Deferred consideration receivable	74
Other receivables	264
Other payables	(77)

West Auriga Acquisition
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. The entities continue to be related parties subsequent to the sale. The purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million. The total consideration of $797 million was comprised of cash of $697 million and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga. The total recognized gain on sale of the Auriga business was $440 million, after taking into account a goodwill allocation of $33 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income. Refer to "Note 11 - Disposals of businesses" of the consolidated financial statements attached herein for more information.

Purchase of additional limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners for cash consideration of $373 million. This resulted in a loss on sale of investment of $88 million, which has been recognized within "share in results from associated companies" in the Company’s consolidated statement of operations. Refer to "Note 17 - Investments in Associated Companies" of the consolidated financial statements attached herein for more information

West Vela Acquisition
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale. The purchase price consisted of an enterprise value of $900 million, less debt assumed of $433 million that was outstanding under the existing facility related to West Vela. The Company is also to receive deferred consideration of $44 thousand per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition, the Company will receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP. The Company's accounting policy is not to recognize contingent consideration before it is considered realizable. The total consideration recognized on disposal of $535 million was comprised of cash of $467 million, and deferred consideration receivable of $74 million. The purchase price was also adjusted by a working capital adjustment of $6 million. The gain recognized at the time of disposal of the Vela business was $191 million, after taking into account a goodwill allocation of $41 million. The gain has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income. During the quarter ended December 31, 2014, the Company also recognized $1 million related to the contingent consideration realized during the period. Refer to "Note 11 - Disposals of businesses" of the consolidated financial statements attached herein for more information.

Hemen and other related parties

Since our formation, our largest shareholder has been Hemen, which currently holds approximately 24.17% of our shares.  The Company transacts business with the following related parties, being companies in which Hemen has a significant interest:

•	Ship Finance

•	Metrogas

•	Archer

•	Frontline Management (Bermuda) Limited, or Frontline Management

Ship Finance Transactions

The Company has entered into sale and lease back contracts for several drilling units with subsidiaries of Ship Finance. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts (See also Note 35 - Variable Interest Entities).

During the year ended December 31, 2014 and 2013we incurred the following lease costs on units leased from the Ship Finance subsidiaries.

(US$ millions)	2014	2013
West Polaris	55	70
West Hercules	75	77
West Taurus	111	112
West Linus	59	—
Total	300	259

These lease costs are eliminated on consolidation.

On July 1, 2010 our consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and are reported as long-term debt due to related parties in our balance sheet as the loans mature in 2023.

On June 28, 2013, NADL, our majority owned subsidiary, sold the entity that owns the newbuild jack-up, West Linus, to the Ship Finance subsidiary SFL Linus Ltd. The purchase consideration for this reflected the market value of the rig as of the delivery date which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our balance sheet as of December 31, 2014.

On December 30, 2014 we entered into a share sale and purchase agreement with Ship Finance, where we acquired 100% of the equity interests in SFL West Polaris Limited, which was the owner of West Polaris. In addition the Company purchased an outstanding loan of SFL West Polaris Limited of $97 million from Ship Finance. The acquisition price for the shares and the loan amounted to $111 million. As at December 31, 2014, the consideration for the shares and loan was unpaid, and was settled on January 5, 2015. Please see Note 35 to our Consolidated Financial Statements included herein for further information.

The total interest expense of the above loans relating to Ship Finance for 2014 was $24 million (2013: $20 million, 2012: $20 million).

During 2013 the VIEs declared dividends totaling $223 million, which were settled against existing intercompany balances with Ship Finance.

Metrogas transactions

From time to time, we enter into transactions with Metrogas primarily to manage short-term working capital requirements.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and a lender and to Metrogas, a related party, as the new lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas of $840 million was accordingly been reclassified as debt due to related parties on the consolidated balance sheet as of December 31, 2013. On February 21, 2014, Seadrill Partners entered into a term loan B agreement for $1.8 billion due in February 2021 where some of the proceeds were used to repay the portion of this facility that is related to the West Leo, which totaled $472.6 million as of December 31, 2013. The amount that was paid to Metrogas was $436 million.

On August 26, 2014, the $1,121 million facility was repaid in full, and replaced by a new $1,350 million senior secured credit facility with a syndicate of banks and DNB Bank ASA as agent. The Company recognized a $16 million gain on debt extinguishment within other financial items in the Company's consolidated statement of operations. Please see Note 23 to the Consolidated Financial Statements included herein.

The total interest expense of the above loans relating to Metrogas for 2014 was $1 million (2013: $10 million; 2012: $7 million).

Archer transactions

From time to time, we may enter into transactions with Archer our former consolidated subsidiary and current associated company investment related to Archer's working capital requirements and debt restructuring. During the years presented we had the following transactions:

On November 12, 2012, we granted Archer a short term unsecured loan of $55 million. The loan bears interest of LIBOR plus a margin and was settled in February 2013.

On February 20, 2013, the Company obtained a short-term unsecured loan of $43 million from Archer. The loan had an interest of LIBOR plus a margin of 5% and was repaid in full on February 27, 2013.

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million. The guarantee fee is 1.25% per annum. On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

In December 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, the Company provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's guarantee facility. The guarantee fee is 1.25% per annum.

On February 5, 2014, the Company provided Archer with a guarantee of a maximum of GBP 25.9 million, to support Archer's leasing obligations of a warehouse.

On February 12, 2014, the Company provided Archer with a guarantee of $120 million enabling Archer to finance the purchase of land rigs in Argentina.

These guarantee fees are included in other financial items in our consolidated statement of operations.

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $4.0 million for the twelve months ended December 31, 2014 (2013: nil; 2012: nil) respectively. These amounts are included in general and administrative expenses. Also included in other financial items are guarantee fees charged to Archer of $3.7 million for the twelve months ended December 31, 2014 (2013: nil; 2012: nil) respectively.

The total net interest income of the above loans relating to Archer for 2014 was nil (2013: $0.7 million; 2012: $0.1 million).

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan.

Frontline Management transactions

Frontline Management provides management support and administrative services for the Company, and charged the Company fees of $4 million for these services in 2014 (2013: $2.0 million; 2012: $2.0 million). This amount is included in "general and administrative expenses".

Other related parties

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.
In May 2014, we entered into a loan agreement with Seabras Sapura of $11 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.

In May 2014, we entered into a loan agreement with Seabras Sapura of €4 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.

The total net interest income of the above loans relating to Sapura for 2014 was $0.3 million (2013: nil; 2012: nil).

Other related party transactions

In the year ended December 31, 2014, the Company recognized related party revenues of $97 million (2013: $2 million, 2012: $15 million). In 2014 the revenue related to Seadrill Partners under the management agreements as described above.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see the section of this Annual Report on Form 20-F entitled "Item 18. Financial Statements."

Legal Proceedings

The Company is a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition either individually or in the aggregate. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2014 which is not material except as disclosed otherwise.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. The judge has entered an order consolidating these cases. We cannot predict the outcome of these cases, nor can we estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the financial statements.

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

For the years ended December 31, 2014, 2013 and 2012, we paid aggregate dividends to our shareholders in the amounts of $1,415 million ($2.98 per share), $1,287 million ($2.74 per share) and $1,925 million ($4.31 per share), respectively. The $1.7 dividend per share paid in December 2012, includes the accelerated dividend of $0.85 for the fourth quarter.

On November 26, 2014, the Company suspended dividend distributions until further notice. The Company cannot assure when it will resume paying dividends, if at all.

We have paid dividends as follows:

Payment date	Amount per share
2014
March 20, 2014	$0.98
June 19, 2014	$1.00
September 18, 2014	$1.00

2013
June 20, 2013	$0.88
September 20, 2013	$0.91
December 20, 2013	$0.95

2012
March 23, 2012	$0.80
June 7, 2012	$0.97
September 20, 2012	$0.84
December 21, 2012	$1.70

B.	SIGNIFICANT CHANGES

There has been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in Note 39 - Subsequent Events thereto.

ITEM 9.	THE OFFER AND LISTING

A4.	OFFER AND LISTING DETAILS

Shares of our common stock, par value $2.00 per share, have traded on the OSE since November 22, 2005 and on the NYSE since April 15, 2010, under the symbol "SDRL."

The NYSE listing is intended to be the Company's "primary listing" and the OSE listing is intended to be the Company's secondary listing.

The following table sets forth the high and low closing prices of our common shares for the five most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2014	40.84	10.66	250.00	80.65
2013	47.78	34.75	289.00	202.00
2012	42.07	32.07	244.20	192.90
2011	38.24	25.88	215.00	148.00
2010	34.76 *	18.09 *	207.80	115.90

* The Company commenced trading on the NYSE on April 15, 2010.

The following table sets forth the high and low closing prices of our common shares for each full financial quarter for the two most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2014
First quarter	40.84	32.93	250.00	197.50
Second quarter	40.37	32.75	246.50	195.60
Third quarter	40.22	26.58	248.30	172.30
Fourth quarter	25.47	10.66	170.60	80.65

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31, 2013
First quarter	39.68	36.13	217.60	206.90
Second quarter	41.47	34.75	245.20	202.00
Third quarter	47.78	40.31	289.00	244.30
Fourth quarter	46.95	38.54	284.40	236.40

The following table sets forth the high and low closing prices of our common shares for the six most recent months:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
April 20, 2015 *	12.59	9.35	95.85	75.10
March 2015	11.11	8.97	86.80	73.60
February 2015	14.34	11.46	104.90	87.00
January 2015	12.01	9.52	88.50	73.60
December 2014	13.92	10.66	97.05	80.65
November 2014	22.26	14.66	154.30	100.50
October 2014	25.47	22.61	170.60	148.00

* For the period through and including April 20, 2015.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares currently trade on the NYSE and the OSE under the symbol "SDRL".

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company was filed as Exhibit 1.1 to the Company's Registration Statement on Form 20-F (Registration No. 001-34667), which was filed with the Commission on March 25, 2010, and is hereby incorporated by reference into this Annual Report. Our Amended and Restated Bye-laws are filed as Exhibit 1.3 to this Annual Report.

Our Company was incorporated by registration under the Companies Act. The object of our business, as stated in section 6 of our Memorandum of Association, is to carry on business as the owners, operators and managers of ocean drilling ships, vessels, platforms, rigs and equipment of all kinds, and to act as a holding company. Our Company may not engage in insurance or reinsurance business or carry on business as a mutual fund. Our Memorandum of Association and bye-laws do not impose any limitations on the ownership rights of our shareholders.

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway or the United Kingdom) selected by the Board. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights. Special meetings may be called at the discretion of the Board and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

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

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the Board shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

There are procedures for the removal of one or more of the directors by the shareholders before the expiration of his term of office. Shareholders holding 10% or more of the voting shares of the Company may require the Board to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days' written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his removal is considered by the shareholders. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board.

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

Under the Company's Bye-laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of seven directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. A majority of the directors must not be residents of the United Kingdom.

The Company's Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's Bye-law 97 provides its Board the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all  or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's common shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. The Company's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws. Each shareholder has agreed in Bye-law 144 to waive to the fullest extent permitted by Bermuda law any claim or right of action he might have whether individually or derivatively in the name of the Company against each indemnitee in respect of any action taken by such indemnitee or the failure by such indemnitee to take any action in the performance of his duties to the Company. The indemnification and waiver provisions are covered by Bye-laws 138 through 146.

Dividends. Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the Board, in its sole discretion. Any future dividends declared will be at the discretion of the Board and will depend upon our financial condition, earnings and other factors.

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

Oslo Stock Exchange. The Company's Bye-laws provide that any person, other than its registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the OSE must notify the Company's registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

The Company's Bye-law 39 requires the Company to provide notice to the OSE if a person (other than the Company's registrar) resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company's aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power.

The Company's Bye-laws also require it to comply with requirements that the OSE may impose from time to time relating to notification of the OSE in the event of specified changes in the ownership of the Company's common shares.

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

Bye-Law 8 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-

Law 12 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval. The Company's power to issue shares is covered by Bye-laws 12, 13, 14, 15 and 97.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

Should a person or persons resident for tax purposes in Norway, other than Nordea Bank Norge ASA, become the holder of 50% or more of the aggregate of our issued and outstanding common stock, being held or owned directly or indirectly, we will be entitled to dispose of such number of shares that would reduce the person or persons ownership of our common stock to under 50%.

Where a person or entity becomes the owner of more than 30% of our issued and outstanding common stock, our Board can decline to register the acquired common shares in excess of 30% unless the acquirer makes an offer to purchase our remaining shares of common stock or agrees to sell part of the shares of common stock acquired to reduce the number of our common shares held by them to below 30% of our issued and outstanding common stock. Sale of the acquirer's shares over 30% of the issued and outstanding common stock must take place no later than two weeks from when his total share ownership rose above 30%, the acquisition date. Offers to purchase our remaining shares must occur within four weeks of the acquisition date and the offer price must be at least as high as the highest price paid by the acquirer in the six months prior to the acquisition date. Should the acquirer fail to reduce his common shares or make an offer for the outstanding common shares with the time period, the acquirer will not be able to exercise any rights associated with the shares in excess of 30% of our outstanding and issued common stock.

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

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the OSE and the NYSE, each of which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

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

Taxation of rig owning entities

The majority of our drilling rigs are owned in tax-free jurisdictions such as Bermuda. There is no taxation of the rig owners' income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income or tonnage taxation of the rig owners' income. These jurisdictions are Hungary, Norway and Singapore.

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

Capital gains taxation

In respect of drilling rigs located in Bermuda and Singapore, no capital gains tax is payable in these countries upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.

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

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a "U.S. Individual Holder" will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates, or, in certain cases, trusts, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

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

Interest Rate Risk

A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds are used to repay the revolving credit tranches under our credit facilities, or placed in accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing the Company with the flexibility to meet working capital and capital investments.

We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure. Most of our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under "gain/(loss) on derivative financial instruments". Interest rate swap agreements that have a positive fair value are recorded as "Other current assets", while swaps with a negative fair value are recorded as "Other current liabilities".

As of December 31, 2014, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $7.9 billion (excluding the interest rate swap agreements qualified for hedge accounting as described below), compared to $9.8 billion in 2013, at rates between 0.74% per annum and 4.63% per annum. The swap agreements mature between May 15, 2015 and December 27, 2022. The fair values of our interest rate swaps as of December 31, 2014, and December 31, 2013, were as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	7,918	(134)	9,776	(89)

In addition to the above interest rate swaps, one of our fully-consolidated VIEs has executed interest rate cash flow hedges in the form of interest rate swaps. These interest rate swaps qualify for hedge accounting under US GAAP, and the instruments have been formally designated as a hedge to the underlying loan. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2014, the fully-consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $224 million, compared to $246 million in 2013, at rates between 1.77% to 2.01% per annum. These swap agreements matures between October and December 2018, and the fair values as of December 31, 2014, and December 31, 2013, were as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	224	(3)	246	(2)

As of December 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was $1.3 billion, compared with $1.5 billion as of December 31, 2013, based on our total net interest bearing debt including related party of $13.0 billion less the $8.9 billion total notional principal of our floating to fixed interest rate swaps and cross currency swaps, less the $2.8 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease our net income by approximately $13 million on an annual basis as of December 31, 2014, compared to $15.1 million in 2013.

At December 31, 2014 we also had outstanding cross currency interest rate swaps with principal amount of $807 million (December 31, 2013: $786 million) with maturity dates between March 2018 and March 2019 at rates ranging from 4.94% to 6.18% per annum. The fair value of our cross currency interest rate swap contracts as of December 31, 2014, and December 31, 2013, was as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other current assets (liabilities)	807	(201)	786	(46)

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

We use foreign currency forward contracts and cross currency interest rate swaps (as mentioned above) to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value, with changes in the fair value recorded in the consolidated statement of operations under "Other financial items - Gain/(loss) on derivative financial instruments"

At December 31, 2014, we had various contracts to sell approximately $260 million between January 1, 2015 and May 1, 2015 for Norwegian Kroner at exchange rates ranging from NOK6.37 million to NOK6.89 million per U.S. dollar. The fair value of our Norwegian Kroner currency forward contracts as of December 31, 2014, and December 31, 2013, was as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	260	(24)	272	(3)

At December 31, 2014, we also had various contracts to buy approximately GBP30 million (US$49 million) between January 2015 and April 2015 for British Pounds at an average exchange rate of GBP1.59 per US dollar.

The fair value of our British Pound currency forward contracts as of December 31, 2014, and December 31, 2013, was as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Notional Amount	Fair value	Notional Amount	Fair Value
Other current assets (liabilities)	49	(3)	65	1

A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $11 million that would be reflected in our consolidated statements of operations, based on our currency forward contracts as of December 31, 2014.

Equity risk

As of December 31, 2014, we had entered into a TRS contract indexed to 4,000,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract was scheduled to expire in March 3, 2015 and the agreed reference price was NOK96.02 per common share. The open position at December 31, 2014, exposes us to market risk associated with our share price, and it is estimated that a 10% reduction in the price below the value at December 31, 2014, would generate an adverse fair value adjustment of up to $5 million, which would be recorded in the consolidated statement of operations. Subsequent to the year end, on March 3, 2015, the TRS agreement related to 4 million shares was rolled over with a new expiry date of June 3, 2015, and a new reference price of NOK87.4056 per share.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

We hold equity investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As at December 31, 2014, these included:

•	a 39.9% equity interest in Archer (OSE:ARCHER), a Bermuda oil service company;

•	a 6.4% equity interest in SapuraKencana (BURSA: SKPETRO), a Malaysian oil services company;

•	a 50% equity interest in Seabras Participacoes SA, a Brazilian holding company, which owns the vessel-owning company of one pipe-laying vessel currently under construction.

•	a 50% equity interest in Seabras Sapura Holding GmbH, an Austria holding company, which owns the vessel-owning entities of five pipe-laying vessels currently under construction.

•	a 30% equity interest in Itaunas, a Holland vessel-owning company of one drillship currently under construction.

•	a 30% equity interest in Camburi, a Holland vessel-owning company of one drillship currently under construction.

•	a 30% equity interest in Sahy, a Holland vessel-owning company of one drillship currently under construction.

•	a 46.6% equity interest in Seadrill Partners, which included our ownership interest in both its common and subordinated units.

•	Direct Ownership interests in the following entities controlled by Seadrill Partners:
i.42% in Seadrill Operating LP
ii.49% Seadrill Capricorn Holdings LLC
iii.39% in Seadrill Deepwater Drillship Ltd and 29% indirect interest in Seadrill Mobile Units (Nigeria) Ltd.

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

The following table shows those of our customers who have generated 10% or more of our contract revenues in any of the periods shown:

	Year ended December 31,
Customer	2014	2013	2012
Petrobras	20%	16%	15%
Total	13%	14%	14%
Statoil	13%	14%	9%
ExxonMobil	10%	12%	11%
Shell	2%	7%	10%
Other customers	42%	37%	41%

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

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payments of our dividends are not and have not been in arrears, nor have they been subject to material delinquency that was not cured within 30 days.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

a)     Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of December 31, 2014. Based upon that evaluation the Principal Executive Officer and Principal Financial Officers concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)     Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board , management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Principal Executive Officer and Principal Financial Officers assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officers, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

c)     Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board has determined that the sole member of the audit committee, Kate Blankenship, is an independent Director and is the Audit Committee Financial Expert.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2014 and 2013 was PricewaterhouseCoopers LLP in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants:

(in U.S. dollars)	2014	2013
Audit fees (a)	5,781,969	9,398,155
Audit-related fees (b)	—	—
Taxation fees (c)	24,565	158,010
All other fees (d)	550,934	1,137,210
Total	6,357,468	10,693,375

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

d)     All other fees

All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including information security and network penetration testing services.

e)     Audit Committee's Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2014, 2013 and 2012 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares which may either be cancelled or held as treasury shares to meet our obligations relating to our share option scheme.

In November 2014 the Board authorized a share buyback program under which the Company may repurchase up to approximately 10% of shares outstanding. The Company may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by Management of the Company based on its evaluation of market conditions, capital allocation opportunities, and other factors. The program does not require the Company to repurchase any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

The following table provides a summary of our repurchases of our equity securities for the years ended December 31, 2014 and 2013.

Period	Total Number of Shares Purchased	Average Price		Total Number of Shares Purchased as part of Publicly announced plans or programs	Maximum Number of shares that may yet be purchased under the plans of programs
March 2013	150,000	NOK	212.30	—	2,000,000
April 2013	150,000	NOK	212.92	—	2,000,000
August 2013	300,000	NOK	273.50	300,000	1,700,000
November 2013	300,000	NOK	279.60	300,000	1,400,000
April 2014	300,000	NOK	196.80	—	1,400,000
June 2014	200,000	NOK	232.30	—	1,400,000
November 2014	—	—		—	50,675,994

All of the above purchases were made in open market transactions.

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, four members of our Board, Mrs. Kate Blankenship, Mr. Paul Leand, Dr. Charles Woodburn and Mr. Bert Bekker, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

See "Item 18. Financial Statements"

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-81 are filed as part of this Annual Report on Form 20-F:

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

1.3	Amended and Restated Bye-Laws of Seadrill Limited, as amended by resolution of the shareholders at the Annual General Meeting held on September 20, 2013 (3)
1.4	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.7	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.8	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1	Form of Common Stock Certificate (1)
4.1	Share Option Scheme dated December 1, 2006 (1)
4.2	Bermuda Tax Assurance (1)
4.3	Rules of the Seadrill Limited Restricted Stock Unit Plan (3)
4.4	Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012
4.5
Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Limited, dated August 20, 2014, as amended by the first letter amendment dated November 7, 2014, and the second letter amendment dated April 15, 2015. †

8.1	Subsidiaries of the Company
11.1	Code of Ethics (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.3	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Company's registration statement on Form 20-F, filed on March 18, 2010

(2)	Incorporated by reference to the Company's annual report on Form 20-F, filed on May 5, 2010

(3)	Incorporated by reference to the Company's annual report on Form 20-F, filed on April 23, 2014

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom

April 21, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated statements of operations, of comprehensive income, of cash flows and of changes in equity for the year ended December 31, 2012 present fairly, in all material respects, the results of the operations and cash flows of Seadrill Limited and its subsidiaries for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway

April 30, 2013

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions, except per share data)

	2014	2013	2012
Operating revenues
Contract revenues	4,518	4,892	4,295
Reimbursable revenues	190	278	180
Other revenues	289	112	3
Total operating revenues	4,997	5,282	4,478

Gain on disposals	632	61	—

Operating expenses
Vessel and rig operating expenses	1,938	1,977	1,656
Reimbursable expenses	172	257	166
Depreciation and amortization	693	711	615
Loss on impairment	232	—	—
General and administrative expenses	315	300	250
Total operating expenses	3,350	3,245	2,687

Operating income	2,279	2,098	1,791

Financial items and other income and expense
Interest income	63	24	25
Interest expense	(478)	(445)	(340)
Share in results from associated companies (net of tax)	89	(223)	(220)
(Loss)/gain on derivative financial instruments	(497)	133	3
Net loss on debt extinguishment	(54)	—	—
Foreign exchange gain/(loss)	164	52	(70)
Gain on realization of marketable securities	131	—	85
Gain on deconsolidation of Seadrill Partners	2,339	—	—
Gain on sale of tender rig business	—	1,256	—
Other financial items	70	45	163
Total financial items and other income and expense	1,827	842	(354)

Income before income taxes	4,106	2,940	1,437

Income tax expense	(19)	(154)	(232)
Net income	4,087	2,786	1,205

Net income attributable to the non-controlling interest	108	133	97
Net income attributable to the parent	3,979	2,653	1,108

Basic earnings per share (U.S. dollar)	8.32	5.66	2.37
Diluted earnings per share (U.S. dollar)	8.30	5.47	2.34
Declared regular dividend per share (U.S. dollar)	2.00	3.72	2.54
Declared extraordinary dividend per share (U.S. dollar)	—	—	0.97
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	2014	2013	2012

Net income	4,087	2,786	1,205

Other comprehensive income/(loss), net of tax:
Change in unrealized (loss)/gain on marketable securities, net	(982)	333	205
Change in unrealized foreign exchange differences	(22)	6	13
Change in actuarial (loss)/gain relating to pension	(28)	(7)	(25)
Change in unrealized gain/(loss) on interest rate swaps in VIEs and subsidiaries	1	3	20
Other comprehensive (loss)/income:	(1,031)	335	213

Total comprehensive income for the period	3,056	3,121	1,418

Comprehensive income attributable to the non-controlling interest	53	134	111
Comprehensive income attributable to the parent	3,003	2,987	1,307

Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
As at December 31, 2014 and 2013
(In US$ millions)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	831	744
Restricted cash	268	168
Marketable securities	426	416
Accounts receivables, net	1,017	1,042
Amount due from related party - current	466	101
Assets held for sale - current	134	—
Other current assets	273	363
Total current assets	3,415	2,834

Non-current assets
Investment in associated companies	2,898	140
Marketable securities	325	666
Newbuildings	2,030	3,419
Drilling units	15,145	17,193
Goodwill	604	1,200
Restricted cash	181	150
Deferred tax assets	30	37
Equipment	46	49
Amount due from related party - non-current	313	—
Assets held for sale - non-current	1,105	—
Other non-current assets	414	612
Total non-current assets	23,091	23,466
Total assets	26,506	26,300

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,309	1,566
Trade accounts payable	84	90
Short-term debt to related party	189	55
Liabilities associated with assets held for sale - current	58	—
Other current liabilities	1,934	2,114
Total current liabilities	4,574	3,825

Non-current liabilities
Long-term debt	10,311	11,900
Long-term debt due to related parties	415	1,415
Deferred tax liabilities	67	60
Liabilities associated with assets held for sale - non-current	50	—
Other non-current liabilities	699	898
Total non-current liabilities	11,542	14,273

Commitments and contingencies (see note 33)

Seadrill Limited
CONSOLIDATED BALANCE SHEETS (continued)
As at December 31, 2014 and 2013
(In US$ millions except common share and per share data)

Equity	2014	2013
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 492,759,938 outstanding at December 31, 2014 (December 31, 2013, 468,978,492)	985	938
Additional paid in capital	3,258	2,641
Contributed surplus	1,956	1,956
Accumulated other comprehensive (loss)/income	(448)	528
Retained earnings	4,013	1,449
Total Shareholder's equity	9,764	7,512
Non-controlling interest	626	690
Total equity	10,390	8,202
Total liabilities and equity	26,506	26,300
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	2014	2013	2012
Cash Flows from Operating Activities
Net income	4,087	2,786	1,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	693	711	615
Amortization of deferred loan charges	54	43	30
Amortization of unfavorable and favorable contracts	(131)	(65)	12
Amortization of mobilization revenue	(177)	(136)	(162)
Share of results from associated companies	(121)	223	220
Share-based compensation expense	10	7	8
Gain on disposals and deconsolidations	(2,971)	(1,367)	(169)
Unrealized loss/(gain) related to derivative financial instruments	197	(249)	6
Impairment of goodwill	232	—	—
Gain on realization of marketable securities	(138)	—	(86)
Dividends received from associated company	526	15	18
Deferred income tax	(6)	(47)	25
Unrealized foreign exchange (gain)/loss on long-term debt	(165)	(47)	6
Payments for long-term maintenance	(295)	(190)	(133)
Loss on sale of investments	89	—	—
Net gain on debt extinguishment	(12)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	348	226	238
Trade accounts receivable	(295)	(206)	(198)
Trade accounts payable	21	(29)	34
Net related party balances	(248)	(114)	60
Prepaid expenses/accrued revenue	13	(45)	(64)
Interest bearing note receivable with customers	—	—	(76)
Other, net	(137)	179	1
Net cash provided by operating activities	1,574	1,695	1,590

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	2014	2013	2012
Cash Flows from Investing Activities
Additions to newbuildings	(2,508)	(3,884)	(1,343)
Additions to drilling units and equipment	(365)	(389)	(214)
Sale of rigs and equipment	—	48	—
Settlement of disputes with ship yard	—	—	38
Business combinations and step acquisitions, net of cash acquired	—	(554)	—
Sale of business, net of cash disposed	1,138	1,958	—
Cash in deconsolidated subsidiary	(90)	—	—
Change in restricted cash	(131)	123	102
Investment in associated companies	(586)	(151)	(153)
Proceeds from disposal of investments in associated companies	373	—	65
Short-term loan granted to related parties	—	—	(55)
Purchase of marketable securities	(150)	—	(19)
Long term loan granted to related parties	(18)	(125)	(20)
Repayment from long-term loan granted to related parties	2,096	10	20
Proceeds from disposal of marketable securities	307	—	219
Net cash provided by/(used in) investing activities	66	(2,964)	(1,360)

Cash Flows from Financing Activities
Proceeds from debt	5,072	7,703	3,477
Repayments of debt	(4,344)	(4,919)	(2,752)
Debt fees paid	(65)	(93)	(37)
Proceeds from debt to related party	90	756	1,013
Repayments of debt to related party	(910)	(1,181)	(487)
Dividends paid to non-controlling interests	(51)	(69)	(50)
Contribution from non-controlling interests, net of issuance cost	115	365	350
Proceeds relating to share forward contracts and other derivatives	—	453	—
Purchase of treasury shares	(18)	(39)	—
Proceeds from sale of treasury shares	—	6	16
Dividends paid	(1,415)	(1,287)	(1,925)
Employee stock options exercised	5	—	—
Net cash (used in)/provided by financing activities	(1,521)	1,695	(395)

Cash reclassified as held for sale	(26)	—	—
Effect of exchange rate changes on cash and cash equivalents	(6)	—	—

Net increase/(decrease) in cash and cash equivalents	87	426	(165)
Cash and cash equivalents at beginning of the year	744	318	483
Cash and cash equivalents at the end of year	831	744	318

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(493)	336	260
Taxes paid	(227)	109	179
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive (loss)/income	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
Balance at December 31, 2011	935	2,097	1,956	(5)	994	5,977	325	6,302
Sale of treasury shares	3	12	—	—	—	15	—	15
Share-based compensation	—	8	—	—	—	8	—	8
Private placement in North Atlantic Drilling Ltd ("NADL")	—	84	—	—	—	84	66	150
Establishment of non-controlling interest in Seadrill Partners	—	134	—	—	—	134	69	203
Costs related to capital increase in subsidiary	—	(3)	—	—	—	(3)	—	(3)
Other comprehensive income	—	—	—	199	—	199	14	213
Dividends declared	—	—	—	—	(2,019)	(2,019)	(50)	(2,069)
Net income	—	—	—	—	1,108	1,108	97	1,205
Balance at December 31, 2012	938	2,332	1,956	194	83	5,503	521	6,024
Sale of treasury shares	—	6	—	—	—	6	—	6
Purchase of treasury shares	—	(39)	—	—	—	(39)	—	(39)
Share-based compensation	—	7	—	—	—	7	—	7
Establishment of non-controlling interest	—	—	—	—	—	—	297	297
Issuance of common units by Seadrill Partners to public	—	228	—	—	—	228	137	365
Issuances of common units by Seadrill Partners and impact on non-controlling interest	—	(102)	—	—	—	(102)	102	—
Sale of drilling units to Seadrill Partners	—	209	—	—	—	209	(209)	—
Other comprehensive income	—	—	—	334	—	334	1	335
Dividends declared	—	—	—	—	(1,287)	(1,287)	(69)	(1,356)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	2,653	2,653	133	2,786
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share-based compensation charge	—	10	—	—	—	10	—	10
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Initial public offering of NADL	—	63	—	—	—	63	52	115
Acquisition of West Polaris	—	(6)	—	—	—	(6)	(7)	(13)
Sale of NCI	—	—	—	—	—	—	4	4
Other comprehensive loss	—	—	—	(976)	—	(976)	(55)	(1,031)
Dividends declared	—	—	—	—	(1,415)	(1,415)	(51)	(1,466)
Net income	—	—	—	—	3,979	3,979	108	4,087
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Dividends per share

During the year to December 31, 2014, the Company declared dividends of $2.00 per ordinary share (year ended December 31, 2013: $3.72 per share; year ended December 31, 2012 $3.51 per share, including an extraordinary dividend of $0.97 per share).

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of December 31, 2014 the Company owned and operated 43 offshore drilling units and had 16 offshore drilling units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners on January 2, 2014 we no longer operate in the tender rig segment.

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

A VIE is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. U.S. GAAP requires a VIE to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity. We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

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

Related party revenues relate to management support and administrative services provided to our associates in which we maintain an investment. External management fees relate to the operational, administrative and support services we provide to third parties.

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

Equity method investments

Investments in common stock are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control over, the investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee between 20% and 50%, although other factors such as representation on the investee’s Board of Directors and the nature of commercial arrangements are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Company records its investments in equity-method investees in the consolidated balance sheet under “Investment in associated companies” and its share of the investees’ earnings or losses together with other-than-temporary impairments in value and gain/loss on sale of investments under “Share in results from associated companies (net of tax)” in the consolidated statements of income.
All other equity investments, which consist of investments for which the Company does not have the ability to exercise significant influence, or are not investments in common stock, are accounted for under the cost method or at fair value if readily determinable.

The Company analyzes its equity method investees for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the investment. The Company records an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the equity method investee occurs.

Marketable securities

Marketable equity securities held by the Company which do not give the Company the ability to exercise significant influence are considered to be available-for-sale. These are remeasured at fair value each reporting period with resulting unrealized gains and losses recorded as a separate component of accumulated other comprehensive income in shareholders' equity. Gains and losses are not realized until the securities are sold or subject to an other than temporary impairment. Gains and losses on forward contracts to purchase marketable equity securities that do not meet the definition of a derivative are accounted for as available-for-sale.

The Company analyzes its available-for-sale securities for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the securities. The Company records an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale occurs.

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

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of the Company's floaters and, jack-up rigs, when new, is 30 years.

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

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

The Company tests goodwill for impairment on an annual basis as of December 31 each year or when events or circumstances indicate that a potential impairment exists. The Company may first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting units compared to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge. The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

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

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013. As a result, the Company has disclosed relevant obligations in Note 23.

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. This ASU will be effective for the first interim period beginning after December 15, 2014 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
Note 3 – Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. Our business has been organized into three operating segments: (1) Floaters, which includes drillships and semi-submersible rigs, (2) jack-up rigs and (3) other, which consists primarily of rig management services. The Company presents the following two reportable segments:

•
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

In prior periods, the company reported a tender rigs segment, which related to services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. In these periods, the Company had drilling contracts related to self-erecting tender rigs and semi-submersible tender rigs. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners LLC ("Seadrill Partners") as of January 2, 2014, the Company no longer has any drilling contracts in the tender rig segment. Accordingly, the Company did not report this segment for the year ended December 31, 2014. The Company however provides rig management services to Seadrill Partners which are recognized within Other.

To more closely align the segment results with the information presented for internal management reporting, the company has separately disclosed rig management related revenues within Other. The Company has also amended its presentation of total assets and only allocates Drilling units and newbuildings to its reportable segments. Prior periods have been conformed to the current period presentation.

Revenues

(In US$ millions)	2014	2013	2012
Floaters	3,360	3,698	2,859
Jack-up rigs	1,478	1,175	861
Tender Rigs	—	382	758
Other	159	27	—
Total	4,997	5,282	4,478

Depreciation and amortization

(In US$ millions)	2014	2013	2012
Floaters	508	531	412
Jack-up rigs	185	163	146
Tender Rigs	—	17	57
Other	—	—	—
Total	693	711	615

Operating income – net income

(In US$ millions)	2014	2013	2012
Floaters	1,992	1,472	1,250
Jack-up Rigs	275	450	225
Tender Rigs	—	176	316
Other	12	—	—
Operating income	2,279	2,098	1,791
Unallocated items:
Total financial items and other	1,827	842	(354)
Income tax expense	(19)	(154)	(232)
Net income	4,087	2,786	1,205

Drilling Units and Newbuildings - Total assets

(In US$ millions)	2014	2013
Floaters	12,849	15,459
Jack-up Rigs	4,326	4,699
Tender Rigs	—	454
Total Drilling Units and Newbuildings	17,175	20,612
Assets held for sale	1,239	—
Investments in Associated companies	2,898	140
Marketable securities	751	1,082
Goodwill	604	1,200
Cash and restricted cash	1,280	1,062
Other assets	2,559	2,204
Total	26,506	26,300

Goodwill

(In US$ millions)	2014	2013
Floaters	604	890
Jack-up Rigs	—	281
Tender Rigs	—	29
Total	604	1,200

 Capital expenditures – fixed assets

(In US$ millions)	2014	2013	2012
Floaters	2,327	3,178	1,342
Jack-up Rigs	776	1,371	150
Tender Rigs	—	150	198
Total	3,103	4,699	1,690

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Company's revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	2014	2013	2012
Norway	1,071	1,198	815
Brazil	991	825	629
Angola	707	734	358
Others *	2,228	2,525	2,676
Total Revenue	4,997	5,282	4,478

* Other countries represents countries in which we operate that individually had revenues representing less than 10 percent of total revenues earned for any of the periods presented.

Major customers
In the years ended December 31, 2014, 2013 and 2012, the Company had the following customers with contract revenues greater than 10% in any of the years presented:

(US$ millions)	2014	2013	2012
Petroleo Brasileiro S.A ("Petrobras")	20%	16%	15%
Total S.A Group ("Total")	13%	14%	14%
Statoil ASA ("Statoil")	13%	14%	9%
Exxon Mobil Corp ("Exxon")	10%	12%	11%
Royal Dutch Shell Group ("Shell")	2%	7%	10%

Fixed assets – operating drilling units (1)

(In US$ millions)	2014	2013
Brazil	2,798	2,881
Norway	2,252	2,298
Angola	1,852	2,090
USA	1,382	2,718
Others *	6,861	7,206
Total	15,145	17,193

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

Note 4 – Other revenues

Other revenues consist of the following:

	Year ended December 31
(In US$ millions)	2014	2013	2012
Amortization of unfavorable contracts	130	67	—
Amortization of favorable contracts	—	(2)	(12)
Revenues related party	97	2	15
External management fees with third parties	62	45	—
Total	289	112	3

The unfavorable contract values in 2014 and 2013 arose from our acquisitions of the Songa Eclipse and Sevan Drilling ASA, see Notes 12 and 21.

Related party revenues were related to management support and administrative services during the year provided to our associates in which we maintain an investment.

External management fees relate to the operational, administrative and support services we provide to SapuraKencana as part of the agreement we entered into when we sold majority of the tender rig business. See Note 11.

Note 5 – Gain on disposals

The Company has recognized the following gains on disposals:

(In US$ millions)	Net proceeds	Book value on disposal	Gain
Year ended December 31, 2014:
Sale of West Auriga business	466	26	440
Sale of West Vela business	536	344	192
Total for year ended December 31, 2014	1,002	370	632

Year ended December 31, 2013:
Sale of Jack-up rig West Janus	73	12	61
Total for year ended December 31, 2013	73	12	61

Year ended December 31, 2012:
None	—	—	—
Total for year ended December 31, 2012	—	—	—

Note 6 – Interest expense

	Year ended December 31
(In US$ millions)	2014	2013	2012
Gross interest expense	548	540	416
Capitalized interest	(70)	(95)	(76)
Net interest expense	478	445	340

Note 7 – Gain on realization of marketable securities

On May 17, 2012, SapuraCrest (BURSA: SCRES) and Kencana (BURSA: KEPB) jointly announced that they entered into a merger agreement forming a new company, SapuraKencana Petroleum BHD (SapuraKencana). Consequently the Company received 589 million shares in the new company and a cash payment of $65 million. This merger resulted in the dilution of our equity share from 23.59% to 11.79% and we recognized a gain on the decline in our ownership of $169 million in our consolidated statement of operations. In addition, on May 30, 2012, the Company announced the sale of 300 million shares in SapuraKencana which resulted in a gain of $84 million in our consolidated statement of operations.

The Company's holding of shares in SapuraKencana following this transaction represented 6.4% ownership of the outstanding shares at that time. The net proceed from the sale of these shares was $198 million.

In April 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs. As a result of the sale, a gain of $131 million was recognized in the consolidated statement of operations within "Gain on realization of marketable securities", including amounts which had been previously recognized in other comprehensive income. As a result of this transaction, as of December 31, 2014, our ownership interest in SapuraKencana’s outstanding common shares was 8.18%.

Note 8 – Impairment loss on marketable securities and investments in associated companies

In 2012, the Company determined that the decline in fair value of the Archer Limited ("Archer") investment was other than temporary based primarily upon its evaluation of the severity of the excess of its cost basis over the market price of the security and the prospects for recovery within 2013. As a result, an impairment loss was recognized reducing its cost basis of this associated company to the market price of the shares in question as of December 31, 2012, which was $121 million. The impairment loss amounted to $221 million and is presented as "Share of result from associated companies" in the consolidated statements of operations.

Note 9 – Taxation

Income taxes consist of the following:

	Year ended December 31
(In US$ millions)	2014	2013	2012
Current tax expense:
Bermuda	—	—	—
Foreign	23	200	167
Deferred tax (benefit)/expense:
Bermuda	—	—	—
Foreign	(4)	(50)	58
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	4	7
Total tax expense	19	154	232
Effective tax rate	0.5%	5.2%	16.1%

The effective tax rate for the twelve months ended December 31, 2014 is 0.5%. The effective tax rate has been positively impacted by the resolution of uncertain tax positions, the deconsolidation of Seadrill Partners, and asset sales during the year.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the years ended December 31 2014, 2013 and 2012 differed from the amount computed by applying the Bermudan statutory income tax rate of 0% as follows:

	Year ended December 31
(In US$ millions)	2014	2013	2012
Income taxes at statutory rate	—	—	—
Effect of transfers to new tax jurisdictions	—	4	7
Effect of change on uncertain tax positions relating to prior year	(85)	(7)	91
Effect of taxable income in various countries	104	157	134
Total tax expense	19	154	232

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In US$ millions)	December 31, 2014	December 31, 2013
Pension	19	12
Provisions	20	8
Net operating losses carried forward	291	130
Other	3	2
Gross deferred tax asset	333	152
Valuation allowance related to net operating losses carried forward	(280)	(115)
Net deferred tax asset	53	37

Deferred Tax Liability:

(In US$ millions)	December 31, 2014	December 31, 2013
Property, plant and equipment	60	60
Foreign exchange	7	—
Gross deferred tax liability	67	60
Net deferred tax	(14)	(23)

Net deferred taxes are classified as follows:

(In US$ millions)	December 31, 2014	December 31, 2013
Short-term deferred tax asset	19	—
Long-term deferred tax asset	34	37
Long-term deferred tax liability	(67)	(60)
Net deferred tax	(14)	(23)

As of December 31, 2014, deferred tax assets related to net operating loss ("NOL") carryforwards was $291 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $271 million that will not expire, $4 million that will expire, if not utilized, in 2024 and $16 million that will expire, if not utilized, between 2033 and 2034. A valuation allowance of $280 million on the NOL carryforwards results where we do not expect to generate future taxable income. The change in the valuation allowance was due to increases of $165 million and zero utilization during the year compared to an increase of $41 million and zero utilization in 2013 and $44 million and zero utilization in 2012.

Uncertain tax positions

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.

In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court. The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.

Following settlement of the uncertainties arising from these matters, we recognized a decrease in the unrecognized tax benefits, including interest and penalties of approximately $147 million of which approximately $94 million had a positive impact on our effective tax rate for the twelve months ended December 31, 2014 as noted above.

As of December 31, 2014, we had unrecognized tax benefits of $9 million which is included in other current liabilities on our consolidated balance sheet. The changes to our liabilities related to unrecognized tax benefits, including interest and penalties that we recognize as a component of income tax expense, where as follows:

	Year ended December 31
(In US$ millions)	2014	2013	2012
Balance beginning of period	147	154	63
Increases as a result of positions taken in prior periods	9	29	109
Increases as a result of positions taken during the current period	—	12	8
Decreases as a result of positions taken in prior periods	(147)	(14)	(26)
Decreases as a result of positions taken in the current period	—	(34)	—
Balance end of period	9	147	154

As of December 31, 2014, if recognized, $9 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

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

Jurisdiction	Earliest Open Year
United States	2013
Angola	2007
Australia	2008
Nigeria	2007
Norway	2007
Thailand	2003

Note 10 – Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2014	2013	2012

Net income attributable to the parent	3,979	2,653	1,108
Less: Allocation to participating securities	(6)	—	—
Net income available to stockholders	3,973	2,653	1,108
Effect of dilution	117	38	37
Diluted net income available to stockholders	4,090	2,691	1,145

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2014	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	478	469	469
Diluted earnings per share:
Effect of dilutive convertible bonds	14	22	20
Effect of dilutive share options	1	1	1
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	492	490

(In US$)	2014	2013	2012

Basic Earnings per share	8.32	5.66	2.37
Diluted earnings per share	8.30	5.47	2.34

Note 11 – Disposals of businesses and deconsolidation of subsidiary

Disposals in 2014

Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners, the board of directors of Seadrill Partners has the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective Annual General Meeting ("AGM") on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners. As of January 2, 2014, Seadrill Partners is considered to be an associated company, and a related party, and not a controlled subsidiary of the Company. As such Seadrill Partners was deconsolidated by the Company.
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue to provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 for these services and agreements.
As a result of the deconsolidation the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation. Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date, as the external debt was not transferred to Seadrill Partners or its subsidiaries. However, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions. Therefore, the Company has recognized a related party loan receivable for similar amounts. The excess of the fair value of the investments over the carrying value of Seadrill’s share of Seadrill Partners' net assets has been recognized as a gain in the Company’s consolidated statement of operations.
The gain recognized on deconsolidation, which all relates to the remeasurement of the Company's retained interests in Seadrill Partners and its subsidiaries is as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners’ net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation of Seadrill Partners	2,339

(a)    Fair value of investments and continuing involvement with investees
The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724

(i) Common units (marketable securities)
As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent ‘in-substance common stock’ as defined by US GAAP.
These securities have been recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations and realized. Dividend income from the common units is recognized in the consolidated statement of operations.

(ii) Subordinated units
As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units. The Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units on January 2, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period. Under the equity method the Company recognizes its share of Seadrill Partners’ earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the ‘share in results of associated companies’ line in the consolidated statement of operations. Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs
The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders. The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured.
The fair value of the Company's interest in the Seadrill Member and the attached IDRs as of January 2, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date. Distributions to the IDRs are recognized in the consolidated statement of operations.

iv) Direct Ownership interests
The Company held the following ownership interests in entities controlled by Seadrill Partners as of the date of deconsolidation:

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
The Company held a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary, Seadrill UK Ltd. Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.
All of the Company's direct ownership interests are accounted for under the equity method as the Company is deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill’s representation on the board of Seadrill Partners.
The fair values of the four ownership interests described above have been determined using a discounted cash-flow (“DCF”) methodology, using discounted cash-flow forecasts.

(b)    Gain on retained investment
The entire gain on deconsolidation relates to the re-measurement of the various retained investments described above.

(c)    Accounting for basis differences
The Company’s investments that are accounted for under the equity method (subordinated units and direct ownership interests) were recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees’ net assets at the date of deconsolidation. A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill. Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities. This amortization is recognized in the consolidated statement of operations in the ‘share in results from associated companies’ line.
The total investments in Seadrill Partners recorded under the equity method of $2,809 million included the Company's share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners' assets at the deconsolidation date are as follows:

(In US$ millions)	Book value	Fair value	Basis Difference	Seadrill's share of basis difference (1)
Drilling units	3,444	5,245	1,801	1,295
Drilling contracts	—	170	170	142
Goodwill	—	1,214	1,214	352
Total	3,444	6,629	3,185	1,789
(1) Seadrill's share of the basis difference relates to both its investment in the subordinated units of Seadrill Partners, and its direct ownership interests in various subsidiaries of Seadrill Partners, all of which investments are accounted for under the equity method. The total basis difference has been assigned based on Seadrill's proportional ownership interest in each investee. In the case of Seadrill's investment in the subordinated units of Seadrill Partners, the proportional allocation to the subordinated units was based on the relative fair values of the various equity interests in Seadrill Partners.

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units.

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract.

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Disposal of the West Auriga
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million. The total consideration of $797 million was comprised of cash of $697 million and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga. The total recognized gain on sale of the Auriga business was $440 million, after taking into account a goodwill allocation of $33 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.

(In US$ millions)	March 21, 2014
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 for these services and agreements.

Disposal of the West Vela
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an enterprise value of $900 million, less debt assumed of $433 million that was outstanding under the existing facility related to West Vela. The Company is also to receive deferred consideration of $44 thousand per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition, the Company will receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP. The Company's accounting policy is not to recognize contingent consideration before it is considered realizable. The total consideration recognized on disposal of $535 million was comprised of cash of $467 million, and deferred consideration receivable of $74 million. The purchase price was also adjusted by a working capital adjustment of $6 million.
The gain recognized at the time of disposal of the Vela business was $191 million, after taking into account a goodwill allocation of $41 million. The gain has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income. During the quarter ended December 31, 2014, the Company also recognized $1 million related to the contingent consideration realized during the period.

(In US$ millions)	November 4, 2014
Enterprise value	900
Deferred consideration receivable	74
Less: Debt assumed	(433)
Purchase price	541

Less: Working capital adjustment	(6)
Adjusted purchase price	535

Cash	467
Deferred consideration receivable	74
Less: Working capital payable	(6)
Fair value of purchase consideration	535

Less: net carrying value of assets and liabilities	(303)
Less: allocated goodwill to subsidiaries	(41)
Gain on sale	191
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 for these services and agreements.

Disposals in 2013

Sale of majority of tender rig business

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

The agreed upon price was for an enterprise value of $2.9 billion. The enterprise value price is comprised of $1.2 billion in cash, $416 million in new shares in SapuraKencana (at MYR3.18per share), $760 million related to all the debt in the tender rigs business, future estimated non recognized capital commitments of $320 million and deferred consideration of $187 million. The deferred consideration consists of non-contingent consideration of $145 million payable in three years and contingent consideration of $42 million depending on certain specified future performance conditions. Fair value of consideration received of $2.6 billion is the estimated enterprise value reduced by the future non recognized estimated capital commitments, an EBITDA contribution of approximately $75 million and an adjustment for working capital balances and other miscellaneous items and deferred consideration. The fair values recognized for the deferred consideration are $135 million and $nil for the non-

contingent and contingent consideration respectively. The total recognized gain on this transaction was $1.3 billion, which has been presented in our consolidated statement of operations, under “Gain on sale of tender rig business”. The gain is calculated as follows:

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

Note 12 – Business Acquisitions

Acquisitions in 2014

There were no business acquisitions in the year ended December 31, 2014.

Acquisitions in 2013

Acquisition of Songa Eclipse

On November 15, 2012 a subsidiary of the Company entered into an agreement with Songa Eclipse Ltd to acquire the ultra-deepwater semi-submersible drilling rig, "Songa Eclipse" for cash consideration of $590 million. The cash consideration also included the acquisition of the drilling contract with Total Offshore Angola that is fixed and ended December 2013 with three one year options to extend the contract. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the ultra-deepwater market. A prepayment of $59 million was made before the end of 2012 and the physical delivery and final payment took place on January 3, 2013, which was considered to be the acquisition date. This purchase was considered to constitute a business combination for accounting purposes.

The drilling unit has been valued at fair value separately from the attached drilling contract. Drilling unit valuations are derived from the assessment of a variety of valuation techniques and inputs.  These include assessing comparable market transactions and considering implied earnings multiples, replacement values and current construction costs to arrive an estimated fair value.

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

The Company recognized a bargain purchase gain of $17 million as a result of this acquisition. The gain is reported as a separate line "Gain on bargain purchase" in the consolidated statement of operations. The bargain purchase gain is a result of the market capitalization of Sevan Drilling being lower than the net assets at the time of the acquisition.

In the consolidated statement of operations $169 million of Sevan revenue and a net income of $31 million have been included since the acquisition date up until December 31, 2013.

The fair values of net assets acquired including the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

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

Acquisitions in 2012

There were no business acquisitions in the year ended December 31, 2012.

Note 13 – Restricted cash

Restricted cash includes:

(In US$ millions)	December 31, 2014	December 31, 2013
CIRR deposits (1)	124	197
Margin calls related to share forward agreements	264	72
Cash pledged as collateral under credit facilities	50	—
Tax withholding deposits	11	49
Total restricted cash	449	318
Long-term restricted cash (related to CIRR deposits and margin calls)	181	150
Short-term restricted cash	268	168

(1) CIRR deposits are cash deposited with commercial banks, which match Commercial Interest Reference Rate ("CIRR") loans from Eksportfinans ASA, the Norwegian export credit agency (See Note 23 to the consolidated financial statements included herein). The deposits are used to make repayments of the CIRR loans.

Note 14 – Marketable securities

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

	As at December 31, 2014
(In US$ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
Petromena	—	—	—	—
Sapura Kencana	373	(48)	—	325
Seadrill Partners - Common Units	821	(395)	—	426
Total	1,194	(443)	—	751

	As at December 31, 2013
(In US$ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
Petromena	20	—	(16)	4
Sapura Kencana	539	539	—	1,078
Total	559	539	(16)	1,082

SapuraKencana
During 2012 we owned a 23.6% share in SapuraCrest Petroleum Bhd, which was accounted for using the equity method. On May 17, 2012 SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged resulting in dilution of our shareholdings from 23.6% to 11.8% and therefore we recognized a gain of $169 million which is included in our consolidated statement of operations. The investment was consequently transferred from investment in associated companies to an investment accounted for at fair value as an available-for-sale security. Additionally during 2012 we further reduced our ownership share to 6.4% through a sale of shares and therefore we recognized a gain of $84 million which was included in the consolidated statement of operations.

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

During the twelve months ended December 31, 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs. As a result of the sale, a gain of $131 million was recognized, including amounts which had been previously recognized in other comprehensive income, which was recognized on an average cost basis. The gain is included in the consolidated statement of operations within "Gain on realization of marketable securities". As a result of this transaction, our ownership interest in SapuraKencana’s outstanding common shares is 8.18%.

As of December 31, 2014 accumulated unrealized loss recognized in other comprehensive income totaled $48 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of SapuraKencana in relation to the severity and duration of the decline in fair value. Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at December 31, 2014.

Seadrill Partners Common Units
Our holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a ‘in-substance common stock’ interest as defined by US GAAP. These securities were recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period at a total value of $671 million. For more details on the deconsolidation of Seadrill Partners see Note 11.

In March 2014 and June 2014, the Company purchased additional common units in Seadrill Partners of 1,633,987 at $30.60 per unit and 3,183,700 at $31.41 per unit respectively, totaling $150 million. Our ownership interest in Seadrill Partners' common units is 28.6% as of December 31, 2014.

As of December 31, 2014 an unrealized loss of $395 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of the Seadrill Partners in relation to the severity and duration of the decline in fair value. Seadrill Partners continues to make significant distributions to its common unitholders. Its drilling units are largely on long term contracts and so it has little exposure to short term movements in market conditions or dayrates. Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at December 31, 2014.

Petromena
In February 2014 we received the final payment related to our investment in the 81.1%of the partially redeemed Petromena NOK 2,000 million bond (“Petromena”) of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in "other financial items" in the consolidated statement of operations.

The following table summarizes the gross realized gains and losses from purchases and sales of marketable securities during the years presented:

	Year ended December 31, 2014
(In US$ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	6	—	—	—	10	—	—
Sapura Kencana	—	—	—	(456)	297	—	131
Seadrill Partners - Common Units	—	—	—	(395)	—	821	—

	Year ended December 31, 2013
(In US$ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	—	—	—	—	—	—	—
Sapura Kencana	—	—	333	—	—	416	—

	Year ended December 31, 2012
(In US$ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Other	—	(19)	—	—	—	—	(1)
Sapura Kencana	—	—	205	—	197	237	(84)

Marketable securities in SapuraKencana and Seadrill Partners with an aggregate fair value of $751 million are in an unrealized loss position.

The total cumulative unrealized holding losses as of December 31, 2014 amounted to $443 million (December 31, 2013: $539 million accumulated gains). The loss in 2014 represents the unrealized losses on our Seadrill Partners common units and SapuraKencana investment recorded in accumulated other comprehensive income in the balance sheet. These securities have all been in an unrealized loss position for less than 12 months.

Note 15 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2014 was $16 million (2013: $27 million).

Accounts receivable is also presented net of customer receivables associated with Assets held for sale. The balance of accounts receivable classified as assets held for sale at December 31, 2014 is $78 million (2013: $0 million). Please refer to Note 37 – Assets held for sale.

The Company did not recognize any bad debt expense in 2014, 2013, or 2012, but has instead reduced contract revenue for the disputed amounts.

Note 16 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2014	December 31, 2013
Prepaid expenses	30	43
Deferred charges	42	38
Accrued revenue	—	43
Unrealized gains on derivative contracts	5	9
Reimbursable amounts due from customers	79	59
Deferred mobilization cost	7	57
Deferred tax asset	9	—
Taxes receivable	29	28
Other current assets	72	86
Total other current assets	273	363

Note 17 – Investment in associated companies

The Company has the following investments that are or have been recorded using the equity method for the periods presented in these financial statements:

	December 31, 2014	December 31, 2013	December 31, 2012
Varia Perdana Sdn Bhd ("Varia Perdana")	—%	—%	49.0%
Tioman Drilling Company Sdn Bhd ("Tioman Drilling")	—%	—%	49.0%
Archer	39.9%	39.9%	39.9%
Asia Offshore Drilling Ltd ("AOD")	(1)	(1)	66.2%
Sevan Drilling ASA ("Sevan Drilling")	(1)	(1)	28.5%
Seabras Sapura Participacoes SA ("Seabras Sapura Participacoes")	50.0%	50.0%	50.0%
Seabras Sapura Holding GmbH ("Seabras Sapura Holdco")	50.0%	50.0%	50.0%
Itaunas Drilling B.V. ("Itaunas Drilling")	30.0%	30.0%	30.0%
Camburi Drilling B.V. ("Camburi Drilling")	30.0%	30.0%	30.0%
Sahy Drilling B.V. ("Sahy Drilling")	30.0%	30.0%	30.0%
Seadrill Partners ("SDLP")	(2)	(1)	(1)
(1) During these periods the relevant investment was not accounted for under the equity method
(2) As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have recognized our ownership interests in Seadrill Partners and direct ownership interests in Seadrill Partners subsidiaries, at fair value at the date of deconsolidation. Refer to Seadrill Partners paragraph below for additional information.

Varia Perdana and Tioman Drilling
Varia Perdana is a company incorporated in Malaysia, which operates a fleet of tender rigs. It was 51% owned by SapuraKencana and 49% owned by the Company. The Company sold its share to SapuraKencana in April 2013 as part of the disposal of majority of the tender rigs to SapuraKencana, refer to Note 11 of the consolidated financial statements.
Tioman Drilling is a company incorporated in Malaysia, which provides well services. It was 51% owned by SapuraKencana and 49% owned by the Company. The Company sold its share to SapuraKencana in April 2013 as part of the disposal of majority of the tender rigs to SapuraKencana, see Note 11 to the consolidated financial statements included herein.
In the 12 months ended December 31, 2013, prior to disposal the Company received dividends of $15 million relating to Varia Perdana and Tioman Drilling. (2012: $18 million).

Archer
Archer is a company listed on the Oslo Stock Exchange and provides drilling and well services. Prior to February 2011, Archer was a consolidated subsidiary. In February 2011, we deconsolidated Archer and as a result, Archer is accounted for as an associated company. Refer to Note 11 of the consolidated financial statements for further information.
On February 8, 2013, we were allocated 82,003,000 shares in the private placement of Archer, amounting to a value of $98 million. In addition, as consideration for acting as an underwriter to the placement, the Company received another 2,811,793 shares, amounting to a value of $3 million. The consideration for the shares was settled against the existing $55 million loan to Archer, with the remainder of the consideration funded by a $43 million loan from Archer, which was repaid on February 27, 2013. Refer to Note 31 of the consolidated financial statements. As of December 31, 2014 we held 39.9% of the outstanding shares of Archer.
In conjunction with the private placement of Archer on February 8, 2013 the Company also provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million with a guarantee fee of 1.25%.On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.
On December 31, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.
On February 5, 2014, the Company provided Archer with a guarantee of a maximum of GBP 25.9 million, to support Archer's leasing obligations of a warehouse.
On February 12, 2014, the Company provided Archer with a guarantee of $120 million enabling Archer to finance the purchase of land rigs in Argentina.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's guarantee facility. The guarantee fee is 1.25% per annum.
These guarantee fees are included in other financial items in our consolidated statement of operations.

AOD
AOD is a company incorporated in Bermuda that owns and operates three high specification jack up drilling rigs. In addition to the Company's investment, the Company was responsible for the construction supervision, project and commercial management of AOD's drilling rigs.
During 2012 after a series of share acquisitions, the Company acquired additional shares in AOD, and the Company's ownership in AOD increased from 33.8% to 66.2%. Although the Company owned a 66.2% interest in AOD, the Company did not have majority control over AOD, and therefore, AOD continued to be an equity method investment of the Company as of December 31, 2012.
On March 12, 2013 we participated in Asia Offshore Drilling’s private placement and were allocated 13.2 million shares worth $67 million. This was settled by converting debt into shares.
In March 2013 a shareholder resolution changed the board of directors composition of AOD in which the Company gained control of a majority of the board of directors, and as a result, AOD became a consolidated subsidiary of the Company from March 25, 2013, and AOD was derecognized as an associated company. Refer to Note 12 of the consolidated financial statements.

Sevan Drilling
Sevan Drilling is a Norwegian public limited liability company (ASA), and is listed on the Oslo Stock Exchange specializing in the ultra deepwater drilling segment.
On February 7, 2013, the Company was allocated and subscribed for 81,828,500 additional shares in Sevan Drilling at a subscription price of NOK $3.95 as part of a private placement. This increased our ownership to approximately 29.9%
On June 26 and 27, 2013 the Company entered into agreements with a commercial bank to acquire a total of 120,065,464 additional shares in Sevan Drilling at an average price of NOK 3.9311. These agreements were settled on July 2, 2013. After settlement on July 2, 2013 of these additional share purchases, the Company had direct ownership in shares or ownership interests through existing share forward purchase agreements in 50.1% of the total outstanding shares in Sevan Drilling. As a result of the increased ownership, the Company obtained a controlling financial interest and Sevan Drilling became a consolidated subsidiary from July 2, 2013 and Sevan Drilling was derecognized as an associated company. Refer to Note 12 of the consolidated financial statements.

Seabras Sapura Participacoes and Seabras Sapura Holdco
Seabras Sapura Participacoes SA is a company incorporated in Brazil, which is currently constructing one pipe-laying vessel. It is 50% owned by TL Offshore Sdn. Bhd., a subsidiary of SapuraKencana, and 50% owned by the Company.
The Company has provided yard guarantees in relation to the Seabras Sapura Participacoes pipe-laying vessel of EUR47 million, which have been provided on a 50:50 basis with TL Offshore. The guarantee continues to be in place until the yard obligations have been fulfilled, which is expected to be in 2015.
Seabras Sapura Holdco Ltd is a company incorporated in Bermuda, which is currently constructing five pipe-laying vessels. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by the Company. During 2014 Seabras Sapura Holdco Ltd was transferred into a new company Seabras Sapura Holding GmbH (a company incorporated in Austria).
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $375 million (2013: $625 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2016 for the final three vessels.

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

Seadrill Partners
As a result of the deconsolidation of Seadrill Partners on January 2, 2014, the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation. For further discussion please refer to Note 11 of the consolidated financial statements.

Seadrill’s investment in Seadrill Partners accounted for under the equity method is comprised of the following:
Subordinated units - the Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.

Direct Ownership interests - Seadrill holds ownership interests in the following entities controlled by Seadrill Partners as at December 31, 2014:

i.	42% in Seadrill Operating LP: Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.

ii.	49% Seadrill Capricorn Holdings LLC: Seadrill Capricorn Holdings LLC is a limited liability company. There is only one class of member interest which is deemed to represent voting common stock.

iii.
39% in Seadrill Deepwater Drillship Ltd and 29% indirect interest in Seadrill Mobile Units (Nigeria) Ltd.: Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.

All of the Company's direct ownership interests are accounted for under the equity method as the Company is deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill’s representation on the board of Seadrill Partners.

Sale of 28% limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners for cash consideration of $373 million. This resulted in a loss on sale of investment of $88 million, which has been recognized within "share in results from associated companies" in the Company’s consolidated statement of operations. The Company will continue to account for its remaining 42% limited partner interest in Seadrill Operating LP under the equity method.

Sale of investment in Seadrill Mobile Units (Nigeria) Limited

On December 30, 2014 the Company sold a 10% equity interest in Seadrill Mobile Units (Nigeria) Limited, for cash consideration of $7.2 million. This resulted in a gain on sale of investment of $0.4 million, which has been recognized within "share in results from associated companies" in the Company’s consolidated statement of operations. The Company will continue to account for its remaining 29% equity interest in Seadrill Mobile Units (Nigeria) Limited under the equity method.
Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2014
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Archer	633	1,171	441	817
Seabras Sapura Participacoes	17	194	14	149
Seabras Sapura Holding	104	690	52	730
Itaunas Drilling	—	187	137	42
Camburi Drilling	1	336	133	183
Sahy Drilling	—	173	109	53
Seadrill Partners	762	5,585	686	3,617
Total	1,517	8,336	1,572	5,591

	December 31, 2013
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities
Archer	594	1,201	476	684
Seabras Sapura Participacoes	12	129	3	112
Seabras Sapura Holding	—	219	—	219
Itaunas Drilling	1	161	44	108
Camburi Drilling	1	199	95	91
Sahy Drilling	1	155	40	103
Total	609	2,064	658	1,317

Summarized statement of operations information for the Company's equity method investees is as follows:

	Year ended December 31, 2014
(In US$ millions)	Operating revenues	Net operating income	Net income
Archer	2,254	26	(96)
Seabras Sapura Participacoes	29	(6)	(6)
Seabras Sapura Holding	39	24	13
Itaunas Drilling	—	—	—
Camburi Drilling	—	—	—
Sahy Drilling	—	—	—
Seadrill Partners	1,343	615	315
Total	3,665	659	226

	Year ended December 31, 2013
(In US$ millions)	Operating revenues	Net operating income	Net income
Archer	2,041	(438)	(519)
Seabras Sapura Participacoes	—	(2)	(1)
Seabras Sapura Holding	—	—	(1)
Itaunas Drilling	—	—	—
Camburi Drilling	—	—	—
Sahy Drilling	—	—	—
Total	2,041	(440)	(521)

	Year ended December 31, 2012
(In US$ millions)	Operating revenues	Net operating income	Net income
Varia Perdana	106	85	83
Tioman	157	12	6
Archer	2,191	(322)	(375)
AOD	—	(2)	(2)
Sevan Drilling	173	11	(12)
Seabras Sapura Participacoes	—	—	(1)
Sahy Drilling	—	(1)	(1)
Total	2,627	(217)	(302)

At the year-end the book values of the Company's investment in associated companies are as follows:

(In US$ millions)	December 31, 2014	December 31, 2013
Archer	—	8
Seabras Sapura Participacoes	21	12
Seabras Sapura Holding	117	109
Itaunas Drilling	3	3
Camburi Drilling	6	4
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests	2,091	—
Seadrill Partners - Subordinated Units	412	—
Seadrill Partners - Seadrill Member Interest and IDRs *	244	—
Total	2,898	140

* The Seadrill Partners - Seadrill Member Interest and IDR's are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 11.

The quoted market value as at December 31, 2014 for Archer was $125 million. Quoted market prices for all our other equity investments are not available because, other than Seadrill Partners, these companies are not publicly traded. Seadrill Partners subordinated units are not tradable and hence have no quoted market price.

At the year end the share of recorded equity in the statutory accounts of the Company's associated companies were as follows:

(In US$ millions)	December 31, 2014	December 31, 2013	December 31, 2012
Tioman	—	—	10
Varia Perdana	—	—	105
Archer	218	253	370
AOD	—	—	110
Sevan Drilling	—	—	189
Seabras Sapura Participacoes	24	13	22
Seabras Sapura Holding	6	—	—
Itaunas Drilling	3	3	3
Camburi Drilling	6	4	4
Sahy Drilling	4	4	3
Seadrill Partners *	N/A	—	—
Total	261	277	816

* The Company's share of recorded equity for which it accounts under the equity method in the statutory accounts of Seadrill Partners consists of the non-controlling interest as well as a proportionate amount of equity before non-controlling interests based on the subordinated units which the company owns in Seadrill Partners. The equity attributable to non-controlling interest in Seadrill Partners as at December 31, 2014 of $1,116 million is all attributable to Seadrill's direct ownership interests in controlled subsidiaries of Seadrill Partners. Seadrill's holding in the subordinated units represents 18.0% of the limited partner interests in Seadrill Partners. Total equity before non-controlling interests within Seadrill Partners as at December 31, 2014 was $928 million.

Note 18 – Newbuildings

(In US$ millions)	December 31, 2014	December 31, 2013
Opening balance	3,419	1,882
Additions	2,433	4,930
Capitalized interest and loan related costs	70	95
Re-classified as Drilling Units	(3,892)	(3,335)
Disposal of tender rigs	—	(153)
Closing balance	2,030	3,419

Note 19 – Drilling units

(In US$ millions)	December 31, 2014	December 31, 2013
Cost	19,101	19,967
Accumulated depreciation	(2,991)	(2,774)
Re-classified as assets held for sale	(965)	—
Net book value	15,145	17,193

Depreciation and amortization expense was $684 million, $703 million and $608 million for the years ended December 31, 2014, 2013 and 2012, respectively.

As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have deconsolidated the entities that own and operate the following drilling units: West Sirius, West Aquarius, West Capella, West Capricorn, West Leo, T-15, T-16 and West Vencedor. For more details on the deconsolidation of Seadrill Partners see Note 11.
On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners. For more details on the sale of West Auriga see Note 11.
On November 4, 2014 we completed the sale of the entities that own and operate the West Vela to Seadrill Partners. For more details on the sale of West Vela see Note 11.
During the year ended December 31, 2014, a subsidiary of the Company entered into a joint venture agreement to form SeaMex Ltd with an investment fund controlled by Fintech Advisory Inc. (Fintech), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex and to pursue other opportunities in Mexico and other Latin American countries. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs will be included in the joint venture. The joint venture will become effective upon meeting certain closing conditions. On the completion of the transaction, the Company will no longer control the entities that own and operate these drilling units, and as such the Company will deconsolidate these entities and subsequently recognize its investment in the joint venture. Accordingly, the assets and liabilities held within the Company’s consolidated balance sheet that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for these related assets. We have not presented this disposal group as discontinued operations in our statement of operations as we will continue to hold significant influence over SeaMex Ltd. For more details on assets held for sale see Note 37.

Note 20 – Equipment

Equipment consists of office equipment, furniture and fittings.

(In US$ millions)	December 31, 2014	December 31, 2013
Cost	73	79
Accumulated depreciation	(27)	(30)
Net book value	46	49

Depreciation and amortization expense was $9 million, $8 million and $7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 21 – Goodwill and other intangible assets and liabilities

Goodwill

The goodwill balance and changes in the carrying amount is as follows:

(In US$ millions)	December 31, 2014	December 31, 2013
Net book balance at January 1	1,200	1,320
Disposals and deconsolidations	(315)	(120)
Impairment of goodwill	(232)	—
Re-classified as assets held for sale	(49)	—
Net book balance of December 31	604	1,200

Of the $315 million derecognized through disposals and deconsolidations, $286 million related to the Floater segment and $29 million related to the tender rig segment (2013: $120 million related to the tender rig segment). The $49 million reclassified as assets held for sale relates to the Jack-up segment.

For more details on the deconsolidation of Seadrill Partners and the disposal of subsidiaries see Note 11, and details on Assets held for sale see Note 37.

Period ended December 31, 2014
The Company performed its annual goodwill impairment test as of December 31, 2014 for both its reporting units; Floaters and Jack-ups. The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry. The annual impairment test resulted in the Company recognizing an impairment loss of $232 million relating to its Jack-up reporting unit. The impairment loss relating to the Jack-up reporting unit is primarily due to declining day rates and future market expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers. No impairment was recognized relating to the Floater reporting unit as the fair value estimate substantially exceeded carrying value.
The impairment charge relating to the Jack-up reporting unit was allocated between the parent and non-controlling interests based upon the non-controlling interests share in each drilling unit within the Jack-up segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $39 million.
The estimated fair values of the Floater and Jack-up reporting units were derived using an income approach which estimated discounted future cash flows for each reporting unit. Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.
The assumptions used in the Company’s estimated cash flows were derived from unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test.
As of December 31, 2014 the aggregated estimated fair value of the Company’s reporting units exceeded its market capitalization. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within our industry and considering other benchmark data and analysis prepared by offshore drilling industry analysts. The Company deems the implied control premium to be reasonable in the context of the data considered.
For the periods ended 2013 and 2012
For the years ended December 31, 2013 and 2012 the Company performed a qualitative assessment of its reporting units which determined that it was more likely than not that the fair value of its Floaters and Jack-up reporting units were not less than their carrying amount. As a result it was not considered necessary to perform the two step goodwill impairment test and no impairment losses were recognized.

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

	December 31, 2014			December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Favorable contracts - intangible assets
Balance at beginning of period	—	—	—	51	(49)	2
Amortization of favorable contracts	—	—	—	—	(2)	(2)
Derecognition of fully amortized contracts	—	—	—	(51)	51	—
Balance at end of period	—	—	—	—	—	—

Unfavorable contracts - intangible liabilities
Balance at beginning of period	444	(67)	377	—	—	—
Additions	—	—	—	444	—	444
Amortization of unfavorable contracts	—	(130)	(130)	—	(67)	(67)
Balance at end of period	444	(197)	247	444	(67)	377

We amortize the favorable and unfavorable contracts as revenue or reduction to revenue over the contract term. This is recognized within other revenues in the consolidated statement of operations. The table below shows the amounts relating to favorable and unfavorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2015	2016	2017	2018	2019	Total
Amortization of unfavorable contracts	116	65	43	23	—	247

Note 22 – Other non-current assets

Other non-current assets consist of the following:

(In US$ millions)	December 31, 2014	December 31, 2013
Deferred charges	103	114
Deferred tax effect of internal transfer of assets	102	131
Deferred mobilization costs	47	65
Deferred consideration (1)	154	142
Accrued revenue	—	155
Other	8	5
Total other non-current assets	414	612

(1) The Deferred consideration is related to the sale of the tender rig business. See Note 11 to the consolidated financial statements included herein.

Deferred charges represent debt arrangement fees that are capitalized and amortized into interest expense over the life of the debt instrument.

(In US$ millions)	December 31, 2014	December 31, 2013
Debt arrangement fees	385	338
Accumulated amortization	(240)	(186)
Total book value	145	152
Less: Short-term amount	(42)	(38)
Long-term amount	103	114

Amortization for the period	54	43

Note 23 – Long-term debt

As of December 31, 2014 and 2013, the Company had the following debt:

(In US$ millions)	December 31, 2014	December 31, 2013
Credit facilities:
$1,500 facility	—	706
$1,200 facility	—	733
$700 facility	420	490
$1,121 facility	—	72
$2,000 facility (NADL)	1,367	1,503
$400 facility	280	320
$550 facility	—	440
$420 facility	351	—
$440 facility	258	293
$450 facility	416	450
$1,450 facility	433	1,390
$360 facility (Asia Offshore Drilling)	309	345
$300 facility	210	234
$1,750 facility (Sevan Drilling)	1,225	1,400
$150 facility	150	150
$450 facility (2013)	397	450
$1,500 facility (2014)	1,469	—
$1,350 facility	1,317	—
Total credit facilities	8,602	8,976

Ship Finance Loans
$420 facility (SFL Polaris)	—	387
$375 facility (SFL Hercules)	284	362
$390 facility (SFL Deepwater)	303	383
$475 facility (SFL Linus)	451	—
Total Ship Finance Loans	1,038	1,132

Unsecured bonds and convertible bonds
Total unsecured bonds	2,856	2,584
Convertible bonds	—	577
Total unsecured bonds and convertible bonds	2,856	3,161

Other credit facilities with corresponding restricted cash deposits	124	197
Total debt	12,620	13,466
Less: current portion	(2,309)	(1,566)
Long-term portion	10,311	11,900

The outstanding debt as of December 31, 2014 is repayable as follows:

(In US$ millions)	December 31, 2014
2015	2,309
2016	1,458
2017	2,869
2018	2,269
2019	2,725
2020 and thereafter	990
Total debt	12,620

Credit facilities
$1,500 million senior secured credit facility
In June 2009, the Company entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agencies, to partly fund the acquisition of the West Capella, West Sirius, West Ariel and West Aquarius, which were pledged as security. The facility bore interest at LIBOR plus 3.31% per annum and was repayable over a term of five years. The outstanding balance at December 31, 2013 was $706 million.
In February 2014, Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners. See Note 31 for further details on related party transactions.

$1,200 facility, $1,121 facility
In June 2010, the Company entered into a $1,200 million senior secured facility with a group of commercial lending institutions and export credit agencies. The ultra-deepwater semi-submersible drilling rig West Orion, the ultra-deepwater drillship West Gemini and the tender rig West Vencedor were pledged as security. The facility bore interest at LIBOR plus 2.25% per annum and was repayable over a term of five years. The outstanding balance as of December 31, 2013, was $733 million.
In January 2011, the Company entered into a $1,121 million senior secured credit facility with a bank to fund the acquisition of two ultra-deepwater semi-submersible rigs, West Leo and West Pegasus, which both were pledged as security. The facility bore interest at LIBOR plus a margin between 2.25% and 3.00% per annum, and was repayable over a term of seven years. The facility was fully drawn as of December 31, 2013 with a balance of $912 million.
In December 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and lender, and to Metrogas Holdings Inc, or Metrogas, a related party, as new lender. There were no other changes to the facility. As Metrogas is a related party of the Company, the portion of the facility related to Metrogas of $840 million was accordingly reclassified as debt due to related parties on the consolidated balance sheet, leaving the remaining $72 million in long-term debt. See Note 31 to the consolidated financial statements included herein.
In February 2014, Seadrill Partners entered into an independently financed senior secured credit facility. The proceeds received by Seadrill Partners were used to settle the related party back to back loan financing between the Company and Seadrill Partners for the West Leo portion and repay the lenders of the $1,121 million facility.
In August 2014, the remainder of the $1,200 million facility and $1,121 million facility were repaid in full, after Seadrill Partners entered into an amended senior secured credit facility. The Company recognized a $16 million gain on debt extinguishment within net loss on debt extinguishment in the Company's consolidated statement of operations relating to the $1,121 million facility. As one of the lenders of the $1,121 million facility was Metrogas Holdings Inc, a related party, this transaction has been disclosed within Note 31 - Related party transactions.

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,074 million. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. As of December 31, 2014, the outstanding balance was $420 million, as compared to $490 million in 2013. At maturity a balloon payment of $350 million is due in October 2015. We do not have any undrawn capacity on this facility as of December 31, 2014. Subsequent to the period end, on March 6, 2015, the tranches relating to the West Courageous, West Defender, and the West Intrepid were repaid, totaling $170 million.

$2,000 million senior secured credit facility
In April 2011, NADL our majority owned subsidiary, entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $2,343 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum. As of December 31, 2014, the outstanding balance was $1,367 million, as compared to $1,503 million in 2013. At maturity a balloon payment of $950 million is due. We had $50 million undrawn under this facility as of December 31, 2014, which bears a commitment fee of 40% of the margin.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2014 of the units pledged as security is $694 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As of December 31, 2014, the outstanding balance was $280 million, as compared to $320 million in 2013. At maturity a balloon payment of $200 million is due. We do not have any undrawn capacity on this facility as December 31, 2014.

$420 million senior secured credit facility
In December 2012, SFL West Polaris Limited, formerly a consolidated VIE, entered into a $420 million term loan facility with a syndicate of banks to refinance the existing $700 million secured term loan facility. The new facility had a term of five years and bore interest of LIBOR plus a margin of 3.00%. On February 28, 2014 the margin on the facility was reduced from 3.00% to 2.25%.
On December 31, 2014, the Company purchased SFL West Polaris Limited from Ship Finance and accordingly we have represented the facility within "Credit facilities". Please refer to note 35 for more information. The drillship West Polaris has been pledged as security. The net book value at December 31, 2014 of the unit pledged as security is $564 million. As at December 31, 2014, the outstanding balance under the facility was $351 million, compared to $387 million as at December 31, 2013.

$550 million senior secured term loan and revolving credit facility
In December 2011, the Company entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling unit West Capricorn, which was pledged as security. The facility had a five year term and bore interest at LIBOR plus 1.50% to 2.25% per annum. As of December 31, 2013, the outstanding balance was $440 million. At maturity a balloon payment of $275 million was due.
In June 2014, Seadrill Partners entered into an amended senior secured credit facility, with the proceeds used by Seadrill Partners to repay the third party lenders of this facility and settle the related party back to back loan rig financing agreement between the Company and Seadrill Partners. See Note 31 for further details on related party transactions.

$440 million secured credit facility
In December 2012, the Company entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs. As of December 31, 2014 we have drawn $320 million on the facility and the T-15, T-16, and West Telesto have been pledged as security, while the tranche for the West Oberon was cancelled due to other funding opportunities for this rig. The tender rigs T-15 and T-16 were sold to Seadrill Partners during 2013, and subsequently the Company entered into a back to back rig financing agreements with Seadrill Partners for the corresponding portions of the secured credit facility for $101 million and $98 million respectively. Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. See Note 31 for further details on related party transactions. The total net book values as at December 31, 2014 of all the units pledged as security was $470 million. The total net book value of the T-15 and T-16, which the Company no longer owns, was $261 million as at December 31, 2014. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2014 was $258 million, as compared with $293 million in 2013. At maturity a balloon payment of $166 million is due. We do not have any undrawn capacity on this facility as of December 31, 2014.

$450 million senior secured credit facility
In December 2012, we entered into a $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security, which has a net book value of $657 million as at December 31, 2014. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. As of December 31, 2014, the outstanding balance was $416 million as compared to $450 million as at December 31, 2013. We do not have any undrawn capacity on this facility as of December 31, 2014. Subsequent to the year end, in January 2015, this facility has been repaid in full and replaced with a new $950 million facility.

$1,450 million senior secured credit facility
In March 2013, we entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Auriga, West Vela, and West Tellus were pledged as security. The facility has a final maturity in 2025, with the exception of a commercial tranche of $203 million due for renewal in 2018, and bears an interest of LIBOR plus a margin in the range of 1.20% to 3.00%.
In March 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility, and accordingly we have derecognized the portion of this facility relating to the West Auriga. Seadrill Partners subsequently repaid the tranches relating to the West Auriga in full. In November 2014, we completed the sale of the entities that own and operate the West Vela to Seadrill Partners, of which one of the entities sold was a borrower and a guarantor under this facility, and accordingly we have derecognized the portion of this facility relating to the West Vela. See note 11 for further details of these disposals to Seadrill Partners.
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2014 is $856 million (compared to $1,390 million as at December 31, 2013) of which $433 million relates to Seadrill and the West Tellus. Seadrill has not recognized any amounts that are related to amounts owed under the facility by other borrowers. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Auriga or West Vela.
If a balloon payment of $86 million relating to the commercial tranches of the West Vela and West Tellus do not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.
As at December 31, 2014 the net book value of the West Tellus was $622 million and we also held $50 million of cash in a restricted account, pledged as collateral. Subsequent to the year end, the restricted cash was released in full as a result of our entering into a new contract with Petrobras. We do not have any undrawn capacity on this facility as of December 31, 2014.

$360 million senior secured credit facility
In April 2013, our majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD 1, AOD 2 and AOD 3, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. As at December 31, 2014 the rigs have a net book value of $225 million, $222 million and $230 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2014. As at December 31, 2014 the outstanding balance was $309 million as compared to $345 million as at December 31, 2013.

$300 million senior secured credit facility
In July 2013, we entered into a $300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor were pledged as security, and bears interest of LIBOR plus a margin of 3.00%, and matures in 2023.As at December 31, 2014 the net book values of the West Tucana and West Castor were $204 million and $213 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2014. As at December 31, 2014 the outstanding balance was $210 million as compared to $234 million as at December 31, 2013.

$150 million senior secured credit facility
In October 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security, bears interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. As at December 31, 2014 the net book value of the West Oberon and West Prospero were $226 million and $165 million respectively. We do not have any undrawn capacity on this facility as of December 31, 2014. As at December 31, 2014 and outstanding balance was $150 million, compared to $150 million as at December 31, 2013. Subsequent to the year end, on March 26, 2015, this facility was repaid in full as part of the SeaMex transaction.

$450 million senior secured credit facility (2013)
In December 2013, we entered into a $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, and bears interest of LIBOR plus a margin of 1.75% and matures in June 2016. This facility replaced an existing $800 million facility, which had an outstanding balance of $194 million and was fully repaid on December 19, 2013. As at December 31, 2014 the net book value of the West Eminence was $589 million. We do not have any undrawn capacity on this facility as of December 31, 2014. As at December 31, 2014, the outstanding balance was $397 million as compared to $450 million as at December 31, 2013.

$1,350 million senior secured credit facility
In August 2014, the Company entered into a $1,350 million senior secured credit facility with a syndicate of banks. The new facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million. The West Pegasus, West Gemini and West Orion were pledged as security. The total net book value at December 31, 2014 of the units pledged as security is $1,767 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in quarterly installments over a term of five years. The revolver is fully repayable at the final maturity date. The revolver facility was fully drawn and we do not have any undrawn capacity as of December 31, 2014. As at December 31, 2014, the outstanding balance was $1,317 million as compared to nil as at December 31, 2013.

$1,500 million senior secured credit facility (2014)
In July 2014, the Company entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance the three newbuilds, the West Saturn, West Neptune and West Jupiter which are pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,840 million. The facility bears interest at LIBOR plus a margin of between 1.4% and 2.5% per annum, and is repayable over a term of 12 years. The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportfinans ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If a commercial tranche of $300 million does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. If the commercial tranche balloon payment of $175 million does not get refinanced to the satisfaction of the remaining lenders by September 2019, the remaining tranches also become due. As at December 31, 2014, the outstanding balance was $1,469 million as compared to nil as at December 31, 2013.

$1,750 million secured credit facility
In September 2013 subsidiaries of Sevan Drilling entered into a $1,750 million bank facility with a syndicate of banks and export credit agencies. The facility consists of two tranches in the amounts of $1,400 million and $350 million. On October 23, 2013 the first tranche of $1,400 million was drawn and was used to repay the existing credit facilities related to Sevan Driller and Sevan Brasil and to settle the remaining installment and other amounts for the delivery of Sevan Louisiana. The Sevan Driller, Sevan Brasil and Sevan Louisiana have been pledged as security. In December 2014 the $350 million tranche relating to the Sevan Developer was cancelled at our request as a consequence of the deferral agreement made with Cosco, and the borrowing entity relating to the Sevan Developer was released from its obligations under this facility. The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.90%. As at December 31, 2014 the net book of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $589 million, $601 million and $719 million respectively. As at December 31, 2014, the outstanding balance was $1,225 million as compared to $1,400 million as at December 31, 2013.

Ship Finance International Limited ("Ship Finance") Loans
The following loans relate to the Ship Finance International entities that we consolidate in our financial statements as Variable Interest Entities (VIEs). Refer to Note 35 for more information.

SFL West Polaris
In December 2012 SFL West Polaris Limited entered into a $420 million term loan facility with a syndicate of banks to refinance the existing $700 million secured term loan facility. The new facility has a term of five years and bears interest of LIBOR plus a margin of 3.00%. On December 30, 2014 Seadrill purchased SFL West Polaris from Ship Finance International, and accordingly we have represented this loan within "Credit facilities", refer to information above.

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
In May 2013, the Hercules tranche of the $1,400 million facility was refinanced and replaced by a new $375 million facility, with a syndicate of banks and financial institutions. The new facility is secured by the West Hercules, which has a net book value of $603 million as of December 31, 2014. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. As at December 31, 2014, the outstanding balance under the facility was $284 million, compared to $362 million as at December 31, 2013. There is no undrawn capacity on this facility at December 31, 2014.
In October 2013, the Taurus tranche of the $1,400 million facility was refinanced and replaced with a new $390 million facility with a syndicate of banks and financial institutions. The new facility is secured by the West Taurus, which has a net book value of $450 million as at December 31, 2014. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 2.50%. As at December 31, 2014, the outstanding balance under the facility was $303 million compared to $383 million as at December 31, 2013. There is no undrawn capacity on this facility as at December 31, 2014.

SFL Linus Ltd
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security and has a net book value of $581 million as at December 31, 2014. The facility was fully drawn on February 18, 2014, on the date of delivery of West Linus. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. As at December 31, 2014, the outstanding balance under the facility was $451 million, compared to nil as at December 31, 2013. There is no undrawn capacity on this facility at December 31, 2014

Unsecured Bonds
$350 million fixed interest rate bond
In October 2010, the Company raised $350 million through the issue of a five year bond which matures in October 2015. The bond bears a fixed interest rate of 6.50% per annum, payable semi-annually in arrears. In May 2012, we repurchased $8 million of the bonds.  As at December 31, 2014, the outstanding balance was $342 million.

$650 million 3.375% Convertible Bonds and conversion
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds was fixed at 3.375%, payable semi-annually in arrears. The bonds were convertible into the Company's common shares at any time up to 10 banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. The bonds were due to mature in October 2017. The bond equity component was amortized over the maturity term, and recognized within interest expense in the consolidated statement of operations.
In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders of $649 million of principal amount of convertible bonds accepted the voluntary incentive offer and the Company then elected to exercise the "90% clean-up call" provision on the remaining $1 million outstanding.
Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held. As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million.
As a result of the conversion the Company recorded a charge of $79 million related to the incentive paid for the induced conversion and a loss on debt extinguishment of $16 million. These amounts were recognized within net loss on debt extinguishment in the Company's consolidated statement of operations. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders’ equity. The total cash outflow due to the incentive payments and accrued interest was $69 million.

NOK 1,250 million floating interest rate bond
In January 2012, the Company raised $225 million (NOK1,250 million) through the issue of a two year senior unsecured bond, with a maturity date of February 13, 2014. The bond bears interest of NIBOR plus 3.25% per annum, payable quarterly in arrears. The bond was repaid in full on the maturity date.

$1,000 million fixed interest bond
In September 2012, the Company raised $1,000 million through the issue of a 5 year bond which matures in September 2017. Interest on the bonds bears a fixed interest rate of 5.625% per annum, payable semi-annually in arrears. The interest rate increased to 6.125% in March 2014 as the Company remained unrated.

NOK 1,800 million floating interest rate bonds
In March 2013 the Company issued a NOK1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum, payable quarterly in arrears. The bond was subsequently swapped to US$ with a fixed rate of 4.94% per annum until maturity.

$500 million senior unsecured bond
On September 20, 2013, the Company issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.125% per annum, payable semi-annually in arrears. The interest rate increased to 6.625% in March 2014 as the Company remained unrated.
In December 2014 the Company repurchased $21 million (of par value) of the $500 million senior unsecured bond, recognizing a gain on debt extinguishment of $3 million.

NOK1,500 million floating interest rate bonds
In October 2013, NADL, our majority owned subsidiary, issued a NOK1,500 million senior unsecured bond issue with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.40% per annum. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity.
In December 2014, the Company purchased NOK82 million (of par value) of the NOK1,500 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $4 million.

$600 million senior unsecured bond
In January 2014, NADL, our majority owned subsidiary, issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014, we sold a portion of the bond owned by the Company for $25 million. In December 2014 the Company purchased $47 million (of par value) of the $600 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $16 million. As of December 31, 2014 we held 31.1% of the bond, which amounted to $187 million

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity.

Unsecured bond repurchases
During the year ended December 31, 2014, the Company recognized a total gains on debt extinguishment due to the repurchases of bonds of $23 million, which are presented within "Net loss on debt extinguishment" in the Company’s consolidated statement of operations.

Commercial Interest Reference Rate (CIRR) Credit Facilities
In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2014 was $27 million (NOK200 million) compared to $49 million at December 31, 2013.
In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The outstanding balance at December 31, 2014 was $29 million (NOK213 million) compared to $52 million at December 31, 2013.
In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of 12 years. The outstanding balance at December 31, 2014 was $68 million (NOK506 million) compared to $96 million at December 31, 2013.
In connection with the above three CIRR fixed interest term loans totaling $124 million (NOK919 million), fixed interest cash deposits equal to the total outstanding loan balances have been established with commercial banks. The collateral cash deposits are reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits are classified as "restricted cash" in the consolidated balance sheet, and the effect of these arrangements is that the CIRR loans have no effect on net interest bearing debt.

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

•
Debt service coverage ratio: The $1,450 secured debt facility and the $1,500 secured debt facility (2014) contain a requirement for the individual borrowers to maintain a ratio of EBITDA of the respective borrower to debt services (being all finance charges and principal) of not less than 1.15:1.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.
In addition to financial covenants, our credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business. We are in compliance with related covenants as of December 31, 2014.

The credit facility agreements also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a credit facility;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.

The credit facility agreements contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill Partners and its subsidiaries and by the Company;

•	failure by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•
revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Financing Agreement; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or the Company and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of the Company or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

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
Our loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. We were in compliance with all financial loan covenants as of December 31, 2014.
In addition to financial covenants, our credit facility agreements contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business.

Bonds
For the Company’s outstanding Norwegian bonds, Swedish bond and the $350 million bond, the main financial covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.
For our $1,000 million, $500 million, and $600 million bonds, we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

We are in compliance with related covenants as of December 31, 2014.

Covenants contained within our consolidated Ship Finance Variable Interest Entities
The Company consolidates certain Ship Finance entities into the financial statements as variable interest entities. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse effect on us. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million.

•	Ship Finance must maintain positive working capital.

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	The Company's covenants under the bank loans listed above also apply.
The Ship Finance subsidiaries owning West Taurus, West Hercules and West Linus are consolidated into our financial statements as a variable interest entity (“VIEs”).  To the extent that these VIEs defaults under its indebtedness and is marked current in its financial statements, we would in turn, mark such indebtedness current in our consolidated financial statements.  The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. We and Ship Finance are in compliance with related covenants as of December 31, 2014.

Covenants contained in North Atlantic Drilling Limited ("NADL")

In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, NADL received approval to amend its US$2 billion credit facility and US$475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Seadrill Partners covenants

As detailed above certain subsidiaries of Seadrill Partners are borrowers and guarantors to the $440 million secured credit facility and the $1,450 million senior secured credit facility. If Seadrill Partners were to default under one of its other financing agreements, it could cause an event of default under these credit facilities. Seadrill Partners’ failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements.

Seadrill Partners are in compliance with all applicable covenants as of December 31, 2014.

Note 24 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2014	December 31, 2013
Taxes payable	160	332
Employee withheld taxes, social security and vacation payment	122	105
Intangible liabilities - unfavorable contracts (1)	116	109
Accrued interest expense	77	70
Liabilities relating to investment in shares (2)	167	198
Deferred mobilization revenue	178	192
Derivative financial instruments (3)	372	145
Accrued expenses	292	458
Construction obligation (4)	428	483
Other current liabilities	22	22
Total other current liabilities	1,934	2,114

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

Note 25 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In US$ millions)	December 31, 2014	December 31, 2013
Accrued pension liabilities	84	58
Deferred mobilization revenues	224	311
Intangible liabilities - unfavorable contracts (1)	131	268
Derivative financial instruments (2)	257	250
Other non-current liabilities	3	11
Total other non-current liabilities	699	898

(1) Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. See Note 12 and 21 to the consolidated financial statements included herein.
(2) Derivative financial instruments represent liabilities associated with other derivative arrangements. See Note 32 to the consolidated financial statements included herein.

Note 26 – Common shares

	2014		2013		2012
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,678	986	469,250,933	939	469,250,933	938
Treasury shares held by Company	(318,740)	(1)	(272,441)	(1)	(72,859)	—
Outstanding shares in issue	492,759,938	985	468,978,492	938	469,178,074	938

As of December 31, 2014, the Company's shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

The Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 493,078,678 of par value $2.00 each as of December 31, 2014. There were no new shares issued in 2014 or 2013 other than the conversion of convertible bonds in 2014, which resulted in 23.8 million shares issued, as discussed in Note 23.

A share repurchase program was approved by the Board in 2007 giving the Company the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet the Company's obligations relating to the share option plans. As at December 31, 2014 the Company held 318,740 treasury shares and net shares outstanding at December 31, 2014 was 492,759,938.

In November 2014 the Board authorized a share buyback program under which the Company may repurchase up to approximately 10% of shares outstanding. The Company may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by Management of the Company based on its evaluation of market conditions, capital allocation opportunities, and other factors. The program does not require the Company to repurchase any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

Note 27 – Non-controlling interest

The Company's consolidated statement of operations, balance sheet and statement of cash flows include the results of NADL, Asia Offshore Drilling Ltd, and Sevan Drilling ASA for the year ended, and as at December 31, 2014. As at December 31, 2014, the Company has the following ownership interests in these companies: 70.36% of NADL, 66.24% of Asia Offshore Drilling Ltd, and 50.11% of Sevan Drilling ASA. The amount of shareholders' equity not attributable to the Company is included in non-controlling interests.

NADL

In January 2014, NADL completed its IPO in the United States of 13,513,514 common shares at $9.25 per share. The non-controlling interest recognized on the IPO was $52 million.

Seadrill Partners

On October 24, 2012, Seadrill Partners completed its IPO of 10,062,500 common units representing limited liability company interests in Seadrill Partners at a price of $22.00 per unit, for gross proceeds of $221 million and net proceeds after issuance costs of $203 million (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). Seadrill Partners is listed on the New York stock exchange under the symbol "SDLP". Upon completion of the offering, the Company owned 14,752,525 common units and 16,543,350 subordinated units which represents 75.67% of the limited liability company interests in Seadrill Partners. Subsequent to the IPO, in October 2013, Seadrill Partners issued 3,310,622 common units to the Company, which increased the Company's total ownership interest to 77.47%. In December 2013, Seadrill Partners issued a further 3,394,916 common units to the Company and 12,880,000 common units to the public, which had the effect of reducing the Company's ownership total ownership to 62.35% as of December 31, 2013. The effect of these transactions was to increase the non-controlling interest by $239 million.

During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective Annual General Meeting ("AGM") on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners. As of January 2, 2014, Seadrill Partners is considered to be an associated company and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated by the Company. The non-controlling interest derecognized was $115 million. See Note 11 of the consolidated financial statements.

AOD
On March 25, 2013, we obtained control of the Board of Asia Offshore Drilling Ltd and owned 66.18% of the outstanding shares. As a result of obtaining control we have consolidated the results and financial position of Asia Offshore Drilling Ltd from this date. The fair value of the non-controlling interest established upon obtaining a controlling financial interest was $100 million. See Note 12 to the consolidated financial statements included herein. Subsequent to the date of consolidation, the Company's percentage ownership increased to 66.21%, and then increased again to 66.24% as at December 31, 2014.

Sevan

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

Ship Finance VIEs

In 2007 and 2008 the Company entered into sale and leaseback arrangements for drilling units with Ship Finance International Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. The Company has recognized these subsidiary companies as VIEs and concluded that the Company is their primary beneficiary. Accordingly, these subsidiary companies are included in the Company's consolidated financial statements, with the Ship Finance International Ltd equity in these companies included in non-controlling interest. In 2012, the Company acquired all the shares in one of these Ship Finance International Ltd companies, Rig Finance II Ltd for $47 million. As a consequence of this, Rig Finance II Ltd is no longer treated as a VIE but a wholly owned subsidiary. In 2013 these VIEs declared dividends of $223 million to Ship Finance International Limited. In December 2014, the Company acquired all the shares of the Ship Finance International Ltd company, SFL Polaris Ltd, for a consideration of $111 million. The non-controlling interest derecognized was $7 million. As a consequence of this, SFL Polaris Ltd is no longer treated as a VIE but a wholly owned subsidiary. See Note 35 to the consolidated financial statements included herein.

Seadrill Offshore Nigeria Limited and Seadrill Nigeria Operations Limited

On December 30, 2014 the Company entered into share sale and purchase agreements with Heirs Holding Limited, where we sold a 10% of equity stake in each of the Seadrill Offshore Nigeria Limited and Seadrill Nigeria Operations Limited for consideration of $1.8 million each. Seadrill Offshore Nigeria Limited is a Nigerian holding company which has a 10% equity interest in the West Saturn, and Seadrill Nigeria Operations Limited is a Nigerian holding company which has a 10% equity interest in the West Jupiter. There was no net income attributable to non-controlling interest recognized with Heirs Holding Limited as the transaction occurred on December 30, 2014.

Changes in non-controlling interest in 2014, 2013 and 2012 are as follows:

(In US$ millions)	Ship Finance International Ltd VIEs	North Atlantic Drilling Ltd	Seadrill Partners LLC	Asia Offshore Drilling Ltd	Sevan Drilling ASA	Seadrill Offshore Nigeria Limited and Seadrill Nigeria Operations Limited	Total
December 31, 2011	215	110	—	—	—		325
Changes in 2012	20	10	69	—	—		99
Net income attributable to non-controlling interest in 2012	39	48	10	—	—		97
December 31, 2012	274	168	79	—	—	—	521
Changes in 2013	(220)	(56)	15	100	197	—	36
Net income attributable to non-controlling interest in 2013	24	61	21	11	16	—	133
December 31, 2013	78	173	115	111	213	—	690
Changes in 2014	(57)	(4)	(115)	—	—	4	(172)
Net income attributable to non-controlling interest in 2014	11	36	—	23	38	—	108
December 31, 2014	32	205	—	134	251	4	626

Note 28 – Accumulated other comprehensive income

Accumulated other comprehensive income for the years December 31, 2014 and December 31, 2013:

(In US$ millions)	December 31, 2014	December 31, 2013
Unrealized (loss)/gain on marketable securities	(443)	539
Unrealized gain on foreign exchange	51	73
Actuarial loss relating to pension	(57)	(35)
Share in unrealized gains from associated companies	1	—
Unrealized loss on interest rate swaps in VIEs	—	(49)
Accumulated other comprehensive (loss)/income	(448)	528

The unrealized loss on marketable securities relates to the accumulated losses on the investments in SapuraKencana and Seadrill Partners Common units. Refer to Note 14 - Marketable securities for further information.

The applicable amount of income taxes associated with each component of other comprehensive income is nil, other than noted below, due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is $22 million ($16 million in 2013) as this item is related to companies domiciled in Norway where the tax rate is 28%.

Note 29 – Share based compensation

The fair value of share based compensation is recognized as personnel compensation expense, and in the year ended December 31, 2014, $10 million (2013: $7 million, 2012: $8 million) was included in the consolidated statement of operations.

Share Options

At a general meeting of shareholders held in May 2005, our shareholders authorized the Board to establish and maintain the Option Scheme in order to encourage our directors, officers and other employees to hold shares in the Company. The Option Scheme will expire in May 2016. The Option Scheme permits the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  The options are not transferable. The subscription price is at the discretion of the Board, provided the subscription price is never reduced below the par value of the share. The subscription price for certain options granted under the Option Scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised. Options granted under the Option Scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to five years.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

During 2014, no share options were granted. The assumptions used in estimating fair value are as follows: 2.4% risk-free interest rate, volatility of 26.1%, 0% dividend yield and an expected option term of four years. The risk-free interest rates were estimated using the US Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It is also assumed that 100% of options granted will vest.

The following summarizes share option transactions related to the Seadrill Scheme in 2014, 2013 and 2012:

	2014		2013		2012
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Outstanding at beginning of year	2,838,758	28.53	3,875,891	29.88	5,420,438	26.16
Granted	—	—	270,000	45.66	181,012	37.41
Exercised	(461,477)	20.19	(700,418)	22.60	(1,415,000)	16.39
Forfeited	(136,165)	34.57	(606,715)	32.30	(312,559)	30.84
Outstanding at end of year	2,241,116	35.10	2,838,758	28.53	3,875,891	29.88
Exercisable at end of year	1,169,584	27.38	1,080,306	27.38	1,164,214	21.19

Options granted in 2008 had been re-priced with exercise prices now being NOK90.83 ($14.09) and NOK104.64 ($16.24) per share; they may be exercised one third each year beginning 12 months after they were granted, and expire in May 2014. These same prices and dates apply to the options granted in 2009. Options granted in April 2010 had exercise price of NOK137.40 ($23.13), may be exercised one third after 12 or 15 months and expire in March/June 2015. Options granted in November 2010 had exercise prices of NOK192.90 ($31.4) for American citizens or residents and NOK185.20 ($31.06) for non-Americans. They may be exercised one fifth each year beginning 12 months after they were granted and expire in December 2015. Options granted in November 2011 had exercise prices of NOK202.10 ($34.68) and can be exercised one fourth at a time, after the first 18, 36, 48 and 60 months from the grant date. They expire in December 2016. Options granted during 2012 had exercise prices, ranging from NOK202.10 to NOK224.53. They have the same exercise schedule as the 2011's grant and expire between December 2016 and December 2017. Options granted in October 2013 had an exercise price of NOK273 and can be exercised one fourth at time after 13, 25, 37 and 49 months from the grant date.

The weighted average grant-date fair value of options granted during 2014 is nil (2013: $10.23 per share, 2012: $7.06 per share).

As of December 31, 2014 there was $3 million in unrecognized compensation costs relating to non-vested options granted under the Options Schemes (2013: $7 million, 2012: $11 million). This amount will be recognized as expense of $2 million in 2015, $1 million in 2016 and less than a million in 2017.

There were 2,241,116 options outstanding at December 31, 2014 (2013: 2,838,758). Their weighted average remaining contractual life was 21 months (2013: 43 months) and their weighted average fair value was $7.97 per option (2013: $8.27 per option). The weighted average parameters used in calculating these weighted average fair values are as follows: risk-free interest rate 2.03% (2013: 2.03%), volatility 26% (2013: 26.1%), dividend yield 0% (2013: 0%), option holder retirement rate 0% (2013: 0%) and expected term 4 years (2013: 4 years).

During 2014 the total intrinsic value of options exercised was $9 million (2013: $17 million, 2012: $32 million) on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2014 was zero since the weighted average exercise price per share exceeded the market price of our shares as at that date. The average remaining term of the options was 34 months.

Restricted Stock Units

On October 1, 2013, the Board of the Company approved 373,700 awards under the Company`s Restricted Stock Units, or RSU, plan. On November 7, 2013, the Board of our consolidated subsidiary, NADL, approved 278,778 awards under NADL`s RSU plan.

In December 2014, the Board of the Company approved 162,560 awards under the Company's RSU plan.

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

The fair value of the awards are calculated based on the market share price on grant date which for 2013 awards was $46.1 and NOK58 for the Company and NADL shares respectively. The fair value for the 2014 awards for the Company shares was $11.0.

The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period. All awards are currently expected to vest. Compensation cost related to the RSU plans of $5 million has been recognized in 2014 (2013: $2 million). As of December 31, 2014 there was $15 million in unrecognized compensation costs related to non-vested awards.

Note 30 - Pension benefits

The Company has several defined benefit pension plans covering substantially all Norwegian employees. All of the plans are administered by a life insurance company. Under these plans, the Company contributes to the employee's pension plans with amounts ranging from five to eight percent of the employee's annual salary. Total payments to these plans were $0.9 million, $1.6 million and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Consolidated balance sheet position

(In US$ millions)	2014	2013
Non-current liabilities	82	58
Deferred tax	(22)	(16)
Shareholders equity	60	42

Annual pension cost

(In US$ millions)	2014	2013	2012
Service cost	13	14	12
Interest cost on prior years' benefit obligation	7	7	5
Gross pension cost for the year	20	21	17
Expected return on plan assets	(6)	(4)	(5)
Administration charges	1	—	—
Net pension cost for the year	15	17	12
Social security cost	2	2	2
Amortization of actuarial gains/losses	2	2	—
Impact of settlement/curtailment funded status	—	(2)	(4)
Total net pension cost	19	19	10

 The funded status of the defined benefit plan

(In US$ millions)	December 31, 2014	December 31, 2013
Projected benefit obligations at end of period	186	180
Plan assets at market value	(114)	(129)
Accrued pension liability exclusive social security	72	51
Social security related to pension obligations	10	7
Accrued pension liabilities	82	58

Change in benefit obligations

(In US$ millions)	2014	2013
Projected benefit obligations at beginning of period	180	171
Interest cost	7	7
Service cost	13	14
Benefits paid	(2)	(2)
Change in unrecognized actuarial gain	23	13
Foreign currency translations	(35)	(15)
Acquisition/transfer members	—	(8)
Projected benefit obligations at end of period	186	180

Change in pension plan assets

(In US$ millions)	2014	2013
Fair value of plan assets at beginning of year	129	122
Estimated return	2	5
Contribution by employer	17	19
Administration charges	(1)	—
Benefits paid	(2)	(2)
Change in unrecognized actuarial loss	(9)	—
Foreign currency translations	(22)	(10)
Acquisition/transfer members	—	(5)
Fair value of plan assets at end of year	114	129

The accumulated benefit obligation for all defined benefit pension plans was $146 million and $132 million at December 31, 2014 and 2013, respectively.

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

Assumptions used in calculation of pension obligations

(In %)	2014	2013	2012
Rate of compensation increase at the end of year	2.75%	3.75%	3.50%
Discount rate at the end of year	2.30%	4.00%	4.20%
Prescribed pension index factor	1.20%	1.40%	1.40%
Expected return on plan assets for the year	3.20%	4.40%	4.00%
Employee turnover	4.00%	4.00%	3.50%
Expected increases in Social Security Base	2.50%	3.50%	3.25%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, was as follows:

Pension benefit plan assets

(In %)	2014	2013
Equity securities	7.2%	4.2%
Debt securities	51.9%	55.7%
Real estate	14.2%	13.9%
Money market	23.5%	24.7%
Other	3.2%	1.50%
Total	100.0%	100.0%

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

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plans contributions under defined benefit plans for the years 2015-2024. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2014 and include estimated future employee services.

(In US$ millions)	December 31, 2014
2015	11
2016	12
2017	12
2018	12
2019	13
2020-2024	69
Total payments expected during the next 10 years	129

Note 31 – Related party transactions

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements with Seadrill Partners:
Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company’s subsidiaries are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended December 31, 2014 were $59 million.

Rig Financing Agreements – In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements". Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

During the year ended December 31, 2014 subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius, West Leo and West Capricorn.

In June 2014 the Company repaid the underlying $1,200 million senior secured loan relating to the West Vencedor, and as a result the West Vencedor Loan Agreement between the Company and Seadrill Partners was amended to carry on the existing loan on the same terms. The total amount owed by Seadrill Partners to the Company under the remaining West Vencedor Loan agreement as of December 31, 2014, was $78 million.

Total amounts owed under the remaining Rig Financing Agreement as of December 31, 2014, relating to the T-15 and T-16, totaled $159 million. Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these rigs are pledged as security. Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo, West Sirius and West Capricorn were repaid during the year ended December 31, 2014 in conjunction with Seadrill Partners obtaining independent third party financing. The total outstanding principal repaid was $1.5 billion.

Interest income for the period ending December 31, 2014 for these arrangements was $20 million.

Revolving credit facility – In October 2012 Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. In March 2014 the facility was reduced to a maximum of $100 million. The outstanding balance of $125.9 million was repaid in full in March 2014. The outstanding balance as at December 31, 2014 was nil.

$109.5 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at December 31, 2014 was $109.5 million.

$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

$70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

$100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100 million. The note is repayable in September 2015 and upon maturity, the Company will receive $103.7 million. This note was repaid in full in June 2014.

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements. Other revenues and expenses earned and incurred for the period ending December 31, 2014 were $43.2 million and $25.8 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled $82.1 million for the period ending December 31, 2014.

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of December 31, 2014 consisted of the following:

(In US$ millions)	December 31, 2014
Rig financing agreements and Loan Agreements	237
$109.5 million Vendor financing loan	110
Deferred consideration receivable	74
Other receivables	264
Other payables	(77)

West Auriga Acquisition
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. The entities continue to be related parties subsequent to the sale. The purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million. The total consideration of $797 million was comprised of cash of $697 million and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga. The total recognized gain on sale of the Auriga business was $440 million, after taking into account a goodwill allocation of $33 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income. Refer to Note 11 - Disposals of businesses for more information.

Purchase of additional limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners for cash consideration of $373 million. This resulted in a loss on sale of investment of $88 million, which has been recognized within "share in results from associated companies" in the Company’s consolidated statement of operations. Refer to Note 17 - Investments in Associated Companies for more information

West Vela Acquisition
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale. The purchase price consisted of an enterprise value of $900 million, less debt assumed of $433 million that was outstanding under the existing facility related to West Vela. The Company is also to receive deferred consideration of $44 thousand per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition, the Company will receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP. The Company's accounting policy is not to recognize contingent consideration before it is considered realizable. The total consideration recognized on disposal of $535 million was comprised of cash of $467 million, and deferred consideration receivable of $74 million. The purchase price was also adjusted by a working capital adjustment of $6 million. The gain recognized at the time of disposal of the Vela business was $191 million, after taking into account a goodwill allocation of $41 million. The gain has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income. During the quarter ended December 31, 2014, the Company also recognized $1 million related to the contingent consideration realized during the period. Refer to Note 11 - Disposals of businesses for more information.

Hemen and other related parties

Since our formation, our largest shareholder has been Hemen, which currently holds approximately 24.17% of our shares.  The Company transacts business with the following related parties, being companies in which Hemen has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas

•	Archer

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance Transactions

The Company has entered into sale and lease back contracts for several drilling units with subsidiaries of Ship Finance. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts (See Note 35 to the consolidated financial statements included herein).

In the 12 months ended December 31, 2014, the Company incurred the following lease costs on units leased from the Ship Finance subsidiaries.

(US$ millions)	2014	2013	2012
West Polaris	55	70	114
West Hercules	75	77	75
West Taurus	111	112	114
West Linus	59	—	—
Total	300	259	303

These lease costs are eliminated on consolidation.

On July 1, 2010 our consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and are reported as long-term debt due to related parties in our balance sheet as the loans mature in 2023. On December 30, 2014 we entered into a share sale and purchase agreement with Ship Finance, where we acquired 100% of the equity interests in SFL West Polaris Limited, which was the owner of West Polaris. In addition the Company purchased an outstanding loan of SFL West Polaris Limited of $97 million from Ship Finance. The acquisition price for the shares and the loan amounted to $111 million. As at December 31, 2014, the consideration for the shares and loan was unpaid, and was settled on January 5, 2015. See Note 35 for more details.

On June 28, 2013, our subsidiary NADL sold the entity that owns the newbuild jack-up, West Linus, to the Ship Finance subsidiary SFL Linus Ltd. The purchase consideration for this reflected the market value of the rig as of the delivery date which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our balance sheet as of December 31, 2014.

The total interest expense of the above loans relating to Ship Finance for 2014 was $24 million (2013: $20 million, 2012: $20 million).

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

On June 7, 2012 we obtained a long term unsecured credit facility of NOK1,200 million from Metrogas. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK2,100 million. The principal plus interest was repaid in full in September 2012.

On December 20, 2012, we sold the Company's holding in a NADL unsecured bond of $500 million to Metrogas plus accrued interest of $9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase with a maturity date in June 2013. The obligation was recorded as a long term related party liability. In conjunction with this arrangement we also entered into an agreement to settle dividends payable to Metrogas in return for a short term unsecured loan of $93 million (see below). The North Atlantic bond bears a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were $415 million. On May 31, 2013, the Company exercised its option to repurchase the bond from Metrogas, and as a result the bond is eliminated in the consolidated financial statements at December 31, 2014.

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

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas, as the lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas of $840 million was accordingly reclassified as debt due to related parties on the consolidated balance sheet as at December 31, 2014. On February 21, 2014, the Company entered into a term loan B agreement for $1.8 billion due in February 2021 in which some of the proceeds have been used to repay the portion of this facility that is related to the West Leo, which totaled $472.6 million as at December 31, 2013. The amount that was paid to Metrogas was $436 million.

On August 26, 2014, the $1,121 million facility was repaid in full, and replaced by a new $1,350 million senior secured credit facility with a syndicate of banks and DNB Bank ASA as agent. The Company recognized a $16 million gain on debt extinguishment within other financial items in the Company's consolidated statement of operations - see Note 23 – Long-term debt.

The total interest expense of the above loans relating to Metrogas for 2014 was $1 million (2013: $10 million; 2012: $7 million).

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

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million. The guarantee fee is 1.25% per annum. On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

On December 9, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On February 5, 2014, the Company provided Archer with a guarantee of a maximum of GBP 25.9 million, to support Archer's leasing obligations of a warehouse for a period of 10 years.

On February 12, 2014, the Company provided Archer with a guarantee of $120 million enabling Archer to finance the purchase of land rigs in Argentina.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's guarantee facility. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations.

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $4.0 million for the twelve months ended December 31, 2014 (2013: nil; 2012: nil) respectively. These amounts are included in general and administrative expenses. Also included in other financial items are guarantee fees charged to Archer of $3.7 million for the twelve months ended December 31, 2014 (2013: nil; 2012: nil) respectively.

The total net interest income of the above loans relating to Archer for 2014 was nil (2013: $0.7 million; 2012: $0.1 million).

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan.

Frontline transactions

Frontline provides management support and administrative services for the Company, and charged the Company fees of $4 million, $2 million and $2 million for these services in the years 2014, 2013 and 2012, respectively. These amounts are included in "general and administrative expenses".

Other related parties

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.
In May 2014, we entered into a loan agreement with Seabras Sapura of $11 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.

In May 2014, we entered into a loan agreement with Seabras Sapura of €4 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.

The total net interest income of the above loans relating to Seabras Sapura for 2014 was $0.3 million (2013: nil; 2012: nil).

Other related party transactions

In the year ended December 31, 2014, the Company recognized related party revenues of $97 million (2013: $2 million, 2012: $15 million). In 2014 the revenue related to Seadrill Partners under the management agreements as described above. The related party revenues in 2013 and 2012 related to a previous joint venture and related party Varia Perdana and its subsidiary Crest Tender Rigs Pte Ltd (together "Varia Group"), and Asia Offshore Drilling Ltd (AOD). During 2013 we provided management support, administrative and construction management services to AOD and received bare boat fees from the Varia Group. AOD became a consolidated subsidiary of the Company during 2013 and therefore these revenues are now eliminated on consolidation, see Note 12 to the consolidated financial statements included herein. The amounts related to the Varia Group during 2013 included the period up until the sale of our tender rig business, see Note 11 to the consolidated financial statements included herein.

Note 32 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK and SEK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows. The Company has entered into derivative agreements to mitigate the risk of fluctuations, as described below.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, or placed in accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing the Company with the flexibility to meet working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2014, the Company had interest rate swap agreements with an outstanding principal of $7,918 million (December 31, 2013: $9,776 million). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2014 amounted to a gross liability of $191 million and a net liability of $134 million due to master netting agreements with our counterparties (December 31, 2013: a gross liability of $244 million and net liability of $89 million). The fair value of the interest rate swaps are classified as other current assets and liabilities in our consolidated balance sheet as of December 31, 2014 and December 31, 2013.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to interest rate swap agreements in 2014 amounted to $176.1 million (2013: gains of $143 million, 2012: losses of $129 million).

The Company's interest rate swap agreements as at December 31, 2014, were as follows:

Maturity date	Total outstanding principal as at December 31, 2014	Receive rate	Pay rate range
	(In US$ millions)
Expiring in 2015	50	3 month LIBOR	4.63%	4.63%
Expiring in 2016	1,350	3 month LIBOR	2.14%	3.36%
Expiring in 2016	35	6 month LIBOR	3.83%	3.83%
Expiring in 2017	1,428	3 month LIBOR	0.74%	3.8%
Expiring in 2018	1,000	3 month LIBOR	2.83%	3.34%
Expiring in 2019	707	3 month LIBOR	1.11%	1.36%
Expiring in 2020	3,141	3 month LIBOR	1.36%	2.19%
Expiring in 2022	207	3 month LIBOR	1.38%	1.38%
Total	7,918

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

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2014 the Company had outstanding cross currency interest rate swaps with principal amounts of $807 million (December 31, 2013: $786 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.1825%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2014 amounted to a liability of $201 million (December 31, 2013: a liability of $46 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the consolidated balance sheet as at December 31, 2014 and within other current liabilities as at December 31, 2013.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to cross currency interest rate swap agreements in 2014 amounted to $171.2 million (2013: loss of $10 million, 2012: gain of $36 million).

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a variable interest entity (VIEs), has entered into interest rate swaps in order to mitigate the exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting under US GAAP, and the instruments have been formally designated as a hedge to the underlying loan. When the hedge is effective, any changes in its fair value is included in "other comprehensive income". The effectiveness of hedging instruments is assessed at each reporting period. The total fair value of these interest rate swaps outstanding at December 31, 2014 amounted to a liability of $3 million (December 31, 2013: a liability of $2 million), which are classified as other non-current liabilities in the consolidated balance sheet. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of December 31, 2014.

Variable interest entity	Outstanding principal as at December 31, 2014	Receive rate	Pay rate	Length of contract
	(In US$ millions)
SFL Linus Limited (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	215.7	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

In the year ended December 31, 2014 the above VIEs recorded no fair value gains/losses on interest rate swaps (December 31, 2013: gains of $3 million). For the year ended December 31, 2013 these gains were recorded by those VIEs as "other comprehensive income" but due to their ownership by Ship Finance these gains are allocated to "non-controlling interest" in our consolidated statement of changes in equity. The net interest paid on these swaps for the year ended December 31, 2014 was $4 million (2013: net interest of $5 million). During 2013, the interest rate swap relating to SFL Deepwater Limited (West Taurus) with principal $450 million matured in August 2013.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the years ended December 31, 2014, 2013 and 2012 relating to derivative financial instruments.

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK and SEK denominated debt. The Company has entered into derivative agreements to mitigate the risk of exchange rate fluctuations as described below

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the consolidated balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At December 31, 2014, the Company had forward contracts to sell approximately $260 million between January 2015 and May 2015 at exchange rates ranging from NOK6.37 million to NOK6.89 million per US dollar. The total fair value of currency forward contracts December 31, 2014 amounted to a liability $24 million (December 31, 2013: a liability $3 million), and are classified as other current liabilities in the consolidated balance sheet.

During the year, we also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP30 million ($49 million) between January 2015 and April 2015 at exchange rates ranging from GBP1.59 to GBP1.68 per US dollar. The total fair value of GBP currency swaps outstanding at December 31, 2014 amounted to a liability of $3 million (December 31, 2013: an asset of $1 million), and are classified as other current liabilities in the consolidated balance sheet as at December 31, 2014 and other current assets as at December 31, 2013.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to foreign currency forward agreements in 2014 amounted to $58 million (2013: losses of $49 million, 2012: gains of $12 million).

Other arrangements

The Company from time to time may enter into swap agreements, forward contracts or other derivative arrangements based on assets or equity shares of the Company which provide flexible financing alternatives at a low cost.

Total Return Swap ("TRS") Agreements
During 2014, 2013 and 2012 the Company entered into and settled various TRS agreements which are indexed to the Company's own common shares. The total realized and unrealized loss recognized in the consolidated statement of operations relating to the Company's TRS agreements in 2014 was a loss of $73 million (2013: gain of $19 million, 2012: gain of $7 million). The fair value of the TRS agreements at December 31, 2014 was a liability of $5 million (December 31, 2013: a liability of $2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at December 31, 2014 and December 31, 2013. As of December 31, 2014 we had an outstanding agreement related to 4 million shares at NOK96.02 per share (December 31, 2013: 1.4 million shares at NOK255.38 per share). We generally settle these agreements in cash, or through further rolling of the agreements. We are in control of the settlement of these agreements. Subsequent to the year end, on March 3, 2015, the TRS agreement related to 4 million shares was rolled over with a new expiry date of June 3, 2015, and a new reference price of NOK87.4056 per share.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to TRS agreements in 2014 amounted to $72.6 million (2013: gains of $19 million, 2012: gains of $7 million).

Sevan share repurchase agreements
During 2013 the Company has entered into agreements in which the Company has sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of December 31, 2014 the Company has agreements for 216,065,464 Sevan Drilling shares to be repurchased on February 6, 2015 at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling shares to be repurchased on February 6, 2015 at a strike price of NOK4.1966. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of $167 million as of December 31, 2014 (December 31, 2013: liability of $198 million).
On February 6, 2015 the Company entered into forward agreements to repurchase 216,065,464 and 81,828,500 Sevan Drilling shares on May 6, 2015 at a strike price of NOK0.7249 and NOK0.7246 respectively.

SapuraKencana share agreements
On September 18, 2013, we entered into two derivative contract agreements with a commercial bank which enabled the Company to obtain financing against a portion of our equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at December 31, 2014 amounted to $325 million (December 31, 2013: $666 million), and is presented as a long term marketable security on the consolidated balance sheet (see Note 14 to the consolidated financial statements included herein). The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2014 are a gross asset of $103 million, and a gross liability of $103 million which have been offset in the consolidated balance sheet and consolidated income statement as these agreements meet the criteria for offsetting (December 31, 2013: gross asset of $83.6 million, and a gross liability of $83.6 million). The $250 million received as a prepayment to the Company is included in other long-term liabilities. The agreements also contain financial covenants which are similar to the Company's bank loans, See Note 23 to the consolidated financial statements included herein.

Other derivative agreements
Total realized and unrealized gains and losses on other derivative instruments amounted to a loss of $19 million for 2014 (2013: gain of $30 million).

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

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	831	831	744	744
Restricted cash	449	449	318	318
Current portion of floating rate debt	1,928	1,928	1,315	1,315
Long-term portion of floating rate debt	7,713	7,713	8,793	8,793
Current portion of fixed rate CIRR loans	39	39	47	47
Long term portion of fixed rate CIRR loans	84	84	150	150
Fixed interest convertible bonds	—	—	704	577
Fixed interest bonds - short term	323	342	—	—
Fixed interest bonds - long term	2,015	1,892	1,837	1,842
Floating interest bonds - short term	—	—	204	204
Floating interest bonds - long term	483	622	541	538

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

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency interest rate swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	27	—	27	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	375	—	375	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4
Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

Roll forward of fair value measurements using unobservable inputs (Level 3) relating to the Petromena Bond. Please refer to Note 14 for additional information:

(In US$ millions)
Beginning balance January 1, 2014	4
Realization	6
Proceeds on disposal	(10)
Closing balance December 31, 2014	—

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

The fair values of interest rate swaps, cross currency interest rate swaps, and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of December 31, 2014.

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

In the years ended December 31, 2014, 2013 and 2012, the Company had the following customers with contract revenues greater than 10% in any of the years presented:

(US$ millions)	2014	2013	2012
Petroleo Brasileiro S.A ("Petrobras")	20%	16%	15%
Total S.A Group ("Total")	13%	14%	14%
Statoil ASA ("Statoil")	13%	14%	9%
Exxon Mobil Corp ("Exxon")	10%	12%	11%
Royal Dutch Shell Group ("Shell")	2%	7%	10%

Note 33 – Commitments and contingencies

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition either individually or in the aggregate. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2014 which is not material.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit,  Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  The judge has entered an order consolidating these cases. We cannot predict the outcome of these cases, nor can we estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the financial statements.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2014 was $17,772 million (2013: $18,301.58 million). In addition we have $325 million of marketable securities pledged as security for certain derivative arrangements.

Purchase Commitments

At December 31, 2014, the Company had contractual commitments under sixteen newbuilding contracts totaling $5,389 million (2013: $7,683 million). The contract commitments are mainly yard installments and are for the construction of three semi-submersible rigs, eight jack-up rigs and five drillships.

Note that the newbuilding commitments include $424 million related to the Sevan Developer that are presented as a contractual obligation in the balance sheet in the line item "Other short term liabilities". Sevan Drilling and Cosco Shipyard have agreed to amend the termination rights of the construction contract and defer the delivery date for the Sevan Developer. Delivery is deferred for 12 months with mutually agreed options, exercisable at 6 month intervals, to extend the delivery date for up to a total of 36 months from October 15, 2014. The agreement will terminate at the end of each deferral period, unless the option to extend is mutually agreed by both parties. If termination should occur, Sevan is entitled to a refund of its installments less any agreed costs. Cosco will complete construction and maintain the rig at the shipyard in Qidong. Sevan will continue to market the rig as part of its fleet. Payment of the construction liability and other related costs will be deferred until delivery.

The maturity schedule for the contractual commitments as of December 31, 2014 is as follows:

(In US$ millions)	2015	2016	2017	2018	2019	2020 and thereafter	Total
Newbuildings	4,722	667	—	—	—	—	5,389

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In US$ millions)	December 31, 2014	December 31, 2013
Guarantees to customers of the Company's own performance	1,824	1,541
Guarantee in favor of banks (1)	1,254	970
Guarantee in favor of suppliers (1) (2)	3,898	6,321
Guarantee in favor of Variable Interest Entities	1,428	1,674
Total	8,404	10,506

(1) Within guarantees in favor of banks are guarantees provided on behalf of Archer of $370 million and EUR72 million ($92 million) (2013 200 million and EUR56 million ($77 million)). Guarantees in favor of suppliers includes guarantees on behalf of Archer of GBP 26 million ($40 million) (2013 nil). See Note 31 to the consolidated financial statements included herein.
(2) Within guarantees in favor of suppliers are guarantees provided in relation to our joint ventures Seabras Sapura Participacoes and Seabras Sapura Holdco of EUR 47 million ($60 million) and $375 million respectively (2013 EUR 47 million ($64 million) and $625 million respectively). See Note 17 to the consolidated financial statements included herein.

Note 34 – Operating leases

The Company has operating leases relating to premises, the most significant being its offices in Stavanger, London, Liverpool, Singapore, Houston, Rio de Janeiro and Dubai. In the years ended December 31, 2014, 2013 and 2012 rental expenses amounted to $24 million, $21 million and $25 million, respectively. Future minimum rental payments are as follows:

Year	(In US$ millions)
2015	15
2016	12
2017	10
2018	7
2019	7
2020 and thereafter	21
Total	72

Note 35 – Variable Interest Entities (VIEs)

As of December 31, 2014, the Company leased two semi-submersible rigs, and a jack-up from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and put options and obligations to purchase the assets at the end of the 15 years lease period.

On June 19, 2013, SFL Deepwater Ltd sold the West Hercules to SFL Hercules Ltd. This transaction under common control has no net effects on our consolidated financial statements, and we will continue to consolidate all relevant VIEs.

On June 28, 2013, our consolidated subsidiary NADL sold the entity that own the jack-up, the West Linus, to the Ship Finance subsidiary, SFL Linus Ltd. The purchase consideration reflected a market value of the rig as of the delivery date which was $600 million. This rig was simultaneously chartered back to the Company over a period of 15 years. Upon closing of the purchase, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our balance sheet as of December 31, 2014.

The following table gives a summary of the sale and leaseback arrangements and repurchase options, as of December 31, 2014:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option * (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	February 2015	149	November 2023
West Hercules	Oct 2008	850	580	August 2011	135	August 2023
West Linus	Jul 2013	600	370	June 2018	170	June 2028

* For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in the Company's results. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated results. At December 31, 2014 and December 31, 2013 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In US$ thousands)
	2014	2015	2016	2017	2018
West Taurus	340	186	166	158	158
West Hercules	239	180	179	170	166
West Linus	222	222	223	222	222

The assets and liabilities in the statutory accounts of the VIEs as at December 31, 2014 and as at December 31, 2013 are as follows:

(In US$ millions)	December 31, 2014				December 31, 2013
	SFL West Polaris Limited **	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Ltd.	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus and West Hercules	West Hercules	West Linus
Investment in finance lease	N/A	429	426	574	488	515	477	195
Amount due from related parties *	N/A	45	5	14	45	30	25	—
Other assets	N/A	13	10	—	5	13	10	—
Total assets	N/A	487	441	588	538	558	512	195

Short-term interest bearing debt	N/A	32	28	51	36	80	28	—
Long-term interest bearing debt	N/A	271	256	400	351	303	333	—
Other liabilities	N/A	6	1	3	2	6	2	2
Long-term debt due to related parties *	N/A	145	145	125	145	145	145	195
Total liabilities	N/A	454	430	579	534	534	508	197
Equity	N/A	33	11	9	4	24	4	(2)

Book value of units in the Company's consolidated accounts	N/A	450	603	581	577	458	617	162

* In the VIEs separate financial statements the related party balances are presented on a net basis.
** Refer to "West Polaris acquisition" discussion below.

West Polaris acquisition

On December 30, 2014 we entered into a share sale and purchase agreement with Ship Finance, where we acquired 100% of the equity interests in SFL West Polaris Limited, which was the owner of West Polaris. In addition, the Company purchased an outstanding loan of SFL West Polaris Limited of $97 million from Ship Finance. The acquisition price for the shares and the loan amounted to $111 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized. Non-controlling interest of $7 million has been derecognized, with the residual $6 million recognized as a reduction in Additional Paid in Capital. As at December 31, 2014, the consideration for the shares and loan was unpaid, and was settled on January 5, 2015. Ship Finance continues to provide a guarantee for the bank loan which is held by SFL West Polaris Limited, although Seadrill has indemnified Ship Finance against any claims made against Ship Finance under the guarantee.

Note 36 - Equity offerings and drilling unit sale transactions with Seadrill Partners

The following table summarizes the issuances of common units for Seadrill Partners between their IPO in October 2012 until the deconsolidation of Seadrill Partners on January 2, 2014:

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

The following table summarizes the sale of the Company's drilling units to Seadrill Partners between its IPO until the deconsolidation of Seadrill Partners on January 2, 2014:

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

Note 37 – Assets held for sale

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. (Fintech), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex Limited, which was previously 100% owned by the Company.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units, and accordingly the Company will deconsolidate these entities as of March 10, 2015, and subsequently recognize its 50% investment in the joint venture at fair value. The assets and liabilities held within the Company’s consolidated balance sheet as at December 31, 2014 that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for the related assets. The Company has not presented this disposal group as discontinued operations in our statement of operations it will continue to hold significant influence over the joint venture.

Assets and liabilities held in the Company's consolidated balance sheet included as held for sale are shown below:

(In US$ millions)	As at December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	27
Accounts receivables, net	78
Deferred tax assets	9
Other current assets	20
Total current assets	134

Non-current assets
Drilling units	965
Deferred tax assets LT	5
Goodwill	49
Other non-current assets	86
Total non-current assets	1,105
Total assets	1,239

LIABILITIES
Current liabilities
Trade accounts payable	(2)
Other current liabilities	(56)
Total current liabilities	(58)

Non-current liabilities
Other non-current liabilities	(50)
Total non-current liabilities	(50)
Total liabilities	(108)

Note 38 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	December 31, 2014	December 31, 2013	December 31, 2012
Non-cash investing activities
Disposal of West Auriga - consideration received as a loan note (1)	100	—	—
Disposal of West Vela - deferred consideration receivable (1)	74	—	—
Disposal of tender rig business - deferred consideration received in shares (1)	—	416	—
Disposal of tender rig business - deferred consideration in receivables (1)	—	145	—
Acquisition of Archer shares, settled against existing related party loan (2)	—	55	—
Acquisition of AOD shares, settled against existing related party loan (3)	—	67	—
Non-cash financing activities
Conversion of convertible bond into shares, decrease in long term debt (4)	584	—	—
Conversion of convertible bond into shares, net increase in equity (4)	615	—	—
Purchase of SFL Polaris, net increase in related party payables and net decrease in equity (5)	13	—	—
Sale of non-controlling interest, increase in receivables (6)	4	—	—
Dividend to non-controlling interests in VIEs (7)	—	223	—
Dividend payable to related party (8)	—	—	93

1.	Disposals of the West Auriga, West Vela, in 2014 and the disposal of the tender rig business in 2013 - refer to Note 11 - Disposals of businesses

2.	Private placement of Archer shares in February 2013 was settled against related party loan receivable - refer to Note 17 - Investments in associated companies

3.	Private placement of AOD shares in March 2013 was settled against elated party loan receivable - refer to Note 17 - Investments in associated companies

4.	Conversion of convertible bonds in July 2014 - refer to Note 23 - Long term debt

5.	Purchase of SFL Polaris from Ship Finance - refer to Note 35 - VIEs

6.	Sale of interests in Seadrill Offshore Nigeria Limited and Seadrill Nigeria Operations Limited to Hiers Holding Limited - refer to Note 27 - Non-Controlling interests

7.	Dividends declared by VIEs in 2013 to Ship Finance was settled against related party balances with Ship Finance - refer to Note 27 - Non-Controlling interests

8.	Loan issued to Metrogas in 2012 - refer to Note 31 - Related party transactions

Note 39 – Subsequent Events

$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to partly fund the delivery of the West Carina and to refinance the Company's indebtedness related to the West Eclipse. The facility comprised of a $285 million term loan, a $475 million revolving facility and a $190 million ECA facility. The commercial facilities have a five years term and bear interest at LIBOR plus 2.00% and the ECA facility has a twelve year term and has a CIRR interest rate of 2.12%.

NADL bond and credit facilities amendment
In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the amendment, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally NADL received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Purchase of loan from Metrogas
In March 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan.

Deconsolidation of SeaMex Limited
During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. (Fintech), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex Limited, which was previously 100% owned by the Company.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units, and accordingly the Company will deconsolidate these entities as of March 10, 2015, and subsequently recognize its 50% investment in the joint venture at fair value. The assets and liabilities held within the Company’s consolidated balance sheet as at December 31, 2014 that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for the related assets. The Company has not presented this disposal group as discontinued operations in our statement of operations it will continue to hold significant influence over the joint venture. The Company is still finalizing the accounting for the transaction.

Subsequent to the period end, on March 6, 2015, the tranches of the $700 million senior secured loan facility relating to the West Courageous, West Defender, and the West Intrepid were repaid, totaling $170 million. On March 26, 2015, the $150 million secured credit facility relating to the West Oberon, was repaid in full.

Rosneft Framework Agreement extension
On May 26, 2014, we entered into an Investment and Co-Operation Agreement with NADL and Rosneft to pursue onshore and offshore growth opportunities in the Russian market. In connection with the Investment and Co-Operation Agreement, on August 20, 2014, we entered into a Framework Agreement with NADL and Rosneft, pursuant to which Rosneft agreed to sell, and NADL agreed to purchase, 100% of the capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of NADL, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. As part of this transaction, Rosneft has agreed to purchase additional shares in NADL at closing, at the same price, to increase its aggregate ownership interest in NADL to at least 30%. In addition, the Framework Agreement provides that Rosneft is entitled to receive additional shares of NADL following the commencement of certain offshore drilling contracts awarded by Rosneft to NADL. The Framework Agreement also provides that we and Rosneft will enter into a Shareholder Agreement to reflect certain agreements relating to NADL and the shares owned by us and Rosneft in NADL, including, among other things, certain restrictions on such stockholders’ rights to vote, standstill restrictions and rights of first refusal. The Framework Agreement also contains customary closing conditions, including the necessary corporate approvals from Rosneft, and certain termination rights.

The Framework Agreement provided for a closing date of no earlier than November 10, 2014, and that the agreement would terminate if the transaction had not closed by December 31, 2014. On November 7, 2014 the parties mutually agreed to extend the date of termination of the Framework Agreement until May 31, 2015 and on April 16, 2015, the parties mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. The parties have agreed to use their reasonable endeavors to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement, and the terms of the related offshore drilling contracts. During this time, NADL is permitted to market its offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.

We can provide no assurances that we will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement as described herein.

Contract developments
In February 2015, we announced that we no longer believed that the previously announced contract extensions of our ultra-deepwater semi-submersibles the West Taurus and the West Eminence with Petrobras will be concluded in the timeframe or on the previously approved commercial terms. As a result, we removed $1.1 billion from our expected contract backlog.

In March 2015, NADL announced it had received a notice of termination from Rosneft of the service order for the West Navigator. The drillship was indicatively scheduled to commence operations under its five-year contract with Rosneft during the summer of 2015, which would have required earlier mobilization. NADL believes that it will be very challenging to close the transactions with Rosneft on the same terms or in the timeframe contemplated in the executed agreements. There are significant risks attached to remaining drilling contracts with Rosneft. NADL will be marketing the West Navigator for alternative future opportunities, however remains in discussions with Rosneft to explore various alternatives for future co-operation.

Guarantee provided to Seabras Sapura JV
In February 2012 the Company entered into a joint venture agreement with SapuraKencana for the purpose of owning and managing certain pipelaying support vessels to be located in Brazil under contract with Petrobras. In April 2015 the relevant subsidiaries under the joint venture, 50% of the shares of such subsidiaries being indirectly owned by the Company, entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company has guaranteed, on a 50/50 basis with SapuraKencana, the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 21, 2015

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management Ltd (Principal Executive Officer of Seadrill Limited)