Form 20-F
period 2016-12-31
SEADRILL LTD
filed 2017-04-27
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 504,444,280 shares, par value $2.00 per share, of the Registrant’s common stock outstanding.
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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]

Non-accelerated filer [_]	Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

EXPLANATORY NOTE

Throughout this annual report, unless the context otherwise requires, references to “Seadrill Limited”, “Seadrill”, the “Company”, “we”, “us”, “Group”, “our” and words of similar import refer to Seadrill Limited, its subsidiaries and its other consolidated entities.

As previously announced on February 22 and February 28, 2017, we concluded that, because of misstatements identified in our previously issued financial statements for the year ended December 31, 2015, we are restating our financial statements for the year ended December 31, 2015. We are also presenting the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016. As a result, our previously issued financial statements for the year ended December 31, 2015 and the related report of our independent registered public accounting firm thereon, and the previously issued unaudited financial statements in relation to each quarter in the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016, should no longer be relied upon.

The misstatements relate to the fair value accounting principles applied under generally accepted in the United States, or U.S. GAAP, to our interest rate and cross currency swap portfolio, referred to hereafter as the “Derivative valuation adjustments”. In addition to these errors, the restated financial statements also include adjustments to correct certain other immaterial errors. The effect of the Derivative valuation adjustments was a reduction in the book value of the liabilities related to derivative financial instruments.

The adjustments made have no impact on our financial covenant compliance for the current or previously reported periods. A summary of the impact to total equity as of December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 is given below:

(In US$ millions)	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Total equity as previously reported	9,975	10,036	10,321	9,769
Derivative valuation adjustments	136	186	177	179
Other adjustments	(43)	(10)	(10)	(10)
Total equity as restated	10,068	10,212	10,488	9,938

Please refer to "Note 39 – Restatement of Previously Issued Financial Statements" of our Consolidated Financial Statements included in this annual report on Form 20-F for line item adjustments and other information as a result of the restatement.

Our management has also determined that there was a deficiency in internal control relating to the accounting for the Derivative valuation adjustments, which gave rise to this restatement and constituted a material weakness in our internal control over financial reporting. The material weakness, and our process for remediation thereof, are further described in "Item 15. Controls and Procedures" of this annual report on Form 20-F.

To further review the effects of the misstatements identified and the restatement adjustments, please see Items 3, 5, 11, 15 and 18 in this annual report on Form 20-F.

The previously filed annual report on Form 20-F and quarterly reports on Form 6-K for the periods affected by the restatement have not been amended. Accordingly, investors should no longer rely upon our previously released financial statements for these periods and any earnings releases or other communications relating to these periods. You should instead only rely upon the restated consolidated financial statements, report of our independent registered public accounting firm, and related financial information for 2015 contained in this annual report on Form 20-F or in future filings with the Commission (as applicable). All amounts in this annual report on Form 20-F affected by the restatement adjustments reflect such amounts as restated.

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
the impact of active negotiations and contingency planning efforts with respect to a comprehensive restructuring of our debt, the outcome of which is uncertain and which we expect will involve schemes of arrangement or Chapter 11 proceedings;

•
factors related to the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	the liquidity and adequacy of cash flow for our obligations;

•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	our ability to comply with certain covenants in our debt financing agreements;

•	credit risks of our key customers;

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

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•	effects of remediation efforts to address the material weakness discussed in the Explanatory Note above and "Item 15. Controls and Procedures" below;

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

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as at their dates.  We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART 1.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

References in this annual report to “NADL,” “Sevan Drilling” and “AOD” refer specifically to our consolidated subsidiaries North Atlantic Drilling Ltd., Sevan Drilling Limited, and Asia Offshore Drilling Limited, respectively. We also consolidate certain subsidiaries of Ship Finance International Limited, or “Ship Finance.”

References in this annual report to “Seadrill Partners,” “SeaMex” and “Archer” refer to companies in which we have direct or indirect investments in, Seadrill Partners LLC, SeaMex Limited, and Archer Limited, respectively. Our investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH are together referred to as “Seabras Sapura.” We previously held investments in Sapura Energy Berhad, which was formerly known as SapuraKencana Petroleum Berhad, or “SapuraKencana.”

References in this annual report to “Cosco,” “Samsung,” “DSME,” “Dalian,” “Jurong,” and “HSHI” refer to the shipyards Cosco (Qidong) Offshore Co. Limited, Samsung Heavy Industries, Daewoo Shipbuilding & Marine Engineering, Dalian Shipbuilding Industry Offshore Co., Ltd., Jurong Shipyard Pte Ltd., and Hyundai Samho Heavy Industries Co. Ltd., respectively.

References in this annual report to “Total,” “Petrobras,” “ExxonMobil,” “LLOG,” and “Statoil” refer to our key customers Total S.A., Petroleo Brasileiro S.A., Exxon Mobil Corporation, LLOG Exploration Company LLC and Statoil ASA, respectively.

Unless otherwise indicated, all references to “US$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€” are to euros, all references to “£” or “GBP” are to pounds sterling, all references to “NOK” are to Norwegian kroner and all references to “SEK” are to Swedish kroner.

A.	SELECTED FINANCIAL DATA

Our selected statement of operations and other financial data with respect to the fiscal years ended December 31, 2016, 2015 and 2014 and our selected balance sheet data as of December 31, 2016 and 2015 have been derived from our consolidated financial statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.

Our selected statement of operations and other financial data for the fiscal years ended December 31, 2013 and 2012 and our selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from the consolidated financial statements that are not included herein.

The following table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and notes thereto, which are included herein. Furthermore, we have restated the selected financial data as of, and for the year ended, December 31, 2015 to reflect the impact of the adjustments of our consolidated financial statements as described in "Note 39 - Restatement of previously issued Financial Statements" of the notes to the Consolidated Financial Statements in this annual report. Our Consolidated Financial Statements are maintained in U.S. dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in "Note 1 - General information".

We deconsolidated our investments in Seadrill Partners on January 2, 2014, and deconsolidated our investments in SeaMex, on March 10, 2015. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

	Year ended December 31,
	2016	2015	2014	2013	2012
		Restated
		(In millions of U.S. dollars except common share and per share data)
Statement of Operations Data:
Total operating revenues	3,169	4,335	4,997	5,282	4,478
Net operating income	1,026	1,019	2,279	2,098	1,791
Net (loss)/income	(155)	(635)	4,087	2,786	1,205
(Loss)/earnings per share, basic	(0.36)	(1.29)	8.32	5.66	2.37
(Loss)/earnings per share, diluted	(0.36)	(1.29)	8.30	5.47	2.34
Dividends paid	—	—	1,415	1,287	1,925
Dividends paid per share	—	—	2.98	2.74	4.31
Dividends declared per share *	—	—	2.00	3.72	3.51

 * Includes the fourth quarter dividends for 2013 and 2011 that were declared subsequent to the year end in the first quarter of the following year.

	Year ended December 31,
	2016	2015	2014	2013	2012
		Restated
		(In millions of U.S. dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	1,368	1,044	831	744	318
Drilling units	14,276	14,930	15,145	17,193	12,894
Newbuildings	1,531	1,479	2,030	3,419	1,882
Investment in associated companies	2,168	2,592	2,898	140	509
Goodwill	—	—	604	1,200	1,320
Total assets	21,666	23,439	26,297	26,048	19,321
Long-term debt (including current portion)	9,514	10,543	12,475	13,314	10,663
Common share capital	1,008	985	985	938	938
Total equity	10,063	10,068	10,390	8,202	6,024
Common shares outstanding (in millions)	504.4	492.8	492.8	469.0	469.2
Weighted average common shares outstanding (in millions)	501.0	492.8	478.0	469.0	468.5
Other Financial Data:
Net cash provided by operating activities	1,184	1,788	1,574	1,695	1,590
Net cash provided by/ (used in) by investing activities	328	(190)	66	(2,964)	(1,360)
Net cash (used in)/provided by financing activities	(1,206)	(1,370)	(1,521)	1,695	(395)
Capital expenditures (1)	(231)	(1,041)	(3,168)	(4,463)	(1,690)

(1)	Capital expenditures include additions to drilling units and equipment, additions to newbuildings, as well as payments for long-term maintenance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of our common shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2016. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Company and Industry

The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition.

Our business depends on the level of oil and gas exploration, development and production in offshore areas worldwide that is influenced by oil and gas prices and market expectations of potential changes in these prices.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of and demand for oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries or OPEC, to set and maintain levels of production and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

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

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance.

Continued periods of low demand can cause excess rig supply and intensify competition in our industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including:

•	the availability and quality of competing offshore drilling units;

•	the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, the rig's and/or the drilling contractor's record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse affect on our results of operations and financial condition.

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.

The oil and gas drilling industry is cyclical and is currently in a prolonged downcycle. The price of Brent crude has fallen from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As at April 21, 2017, the price of Brent crude was approximately $52 per barrel. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers’ demand for our services in 2017, due to significant decreases in budgeted expenditures for offshore drilling.

Declines in capital spending levels, coupled with additional newbuild supply, are likely to continue to intensify price competition and put significant pressure on dayrates and utilization of our rigs.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. We currently have seventeen idle units, either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

In the current environment our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

From time to time, we are approached by potential buyers for the outright purchase of some of our drilling units, businesses, or other fixed assets. We may determine that such a sale would be in our best interests and agree to sell certain drilling units or other assets. Such a sale could have an impact on short-term liquidity and net income. We may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.

We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

We are in ongoing comprehensive restructuring negotiations, which create significant uncertainty, which may result in impairment, losses or substantial dilution for stakeholders and which will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code.

Over the past year we have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders.

The key goals of our restructuring continue to be building a bridge to a recovery and achieving a sustainable capital structure. We currently believe that material additional amendments to the terms of our credit facilities will be necessary to effectuate a comprehensive restructuring.  Feedback from certain stakeholders and potential new money providers also indicates that a comprehensive and consensual agreement will likely require a substantial impairment or conversion of our bonds to equity, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that shareholders are likely to receive minimal recovery for their existing shares.

We have agreed to amendments to our secured credit facilities as one component of the broader effort to effectuate a comprehensive restructuring of our indebtedness. On April 28, 2016, we entered into agreements with our banking group to amend the financial covenants on all of our secured credit facilities. The amendments also included a milestone to implement a comprehensive restructuring, which was originally April 30, 2017. On April 4, 2017, we reached an agreement to further extend the covenant amendments and waivers to our secured credit facilities and extend the milestone to implement a comprehensive restructuring plan from April 30, 2017 to July 31, 2017. Failure to meet or extend this milestone may result in events of default under our credit facilities and other funded debt. These amendments also involved corresponding extensions of the maturities on certain secured credit facilities.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code. We are preparing accordingly and have retained financial advisers and legal counsel. There is inherent uncertainty in the completion of this comprehensive restructuring process, and therefore we are also preparing various contingency plans in the event a consensual agreement is not reached. Commencement of schemes of arrangement or proceedings under Chapter 11 of Title 11 of the United States Code could result in defaults on the funded debt of entities in which we hold non-controlling interests, including Seadrill Partners, Archer, Seabras Sapura, and SeaMex, which could impair the value of our investments in those entities.

The outcome of these comprehensive restructuring negotiations and contingency planning efforts is uncertain and could adversely effect our business and result in impairment, losses or substantial dilution for stakeholders, and may impair our ability to continue as a going concern.

We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing facilities on acceptable terms.

As at December 31, 2016, we had $9.9 billion in principal amount of interest-bearing debt (including related party debt of $0.3 billion), representing approximately 576% of our total market capitalization, of which $7.3 billion was secured by, among other things, liens on our drilling units. Our current indebtedness and future indebtedness that we may incur could affect our future operations, since a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns, and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.

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

In order to continue to repay our indebtedness as it becomes due and at maturity, we need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Our ability to refinance our existing facilities is dependent on reaching agreement on the terms of a restructuring plan as described in the risk above. Please also see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

Our debt agreements impose operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to undertake certain business activities without consent of the lending banks. These restrictions include:

•	executing other financing arrangements;

•	incurring additional indebtedness;

•	creating or permitting liens on our assets;

•	selling our drilling units or the shares of our subsidiaries;

•	making investments;

•	changing the general nature of our business;

•	paying dividends to our shareholders;

•	changing the management and/or ownership of the drilling units;

•	making capital expenditures; and

•	competing effectively to the extent our competitors are subject to less onerous restrictions.

Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ consent when beneficial for our business, which may impact our performance.

In addition, certain of our debt agreements require us to maintain specified financial ratios and to satisfy financial covenants, including ratios and covenants that pertain to, among other things, our total equity, our total indebtedness and the market value of our drilling units. During the years ended December 31, 2016 and 2015, we recognized charges of $895 million and $1,285 million relating to our certain investments due to declining dayrates and future market expectations for dayrates in the sector, respectively. During the years ended 2015 and 2014, we recognized impairment charges on goodwill of $563 million and $232 million on our floater segment and jack-up segment, respectively. In the future, we may be required to record additional impairment charges to our investments or other assets. Any further impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements.

If we are unable to comply with any of the restrictions and covenants in our debt agreements, or in current or future debt financing agreements, and we are unable to obtain a waiver or amendment from our lenders for such noncompliance, a default could occur under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. All of our external facility agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our drilling units also serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As at December 31, 2016, we had $7.3 billion of interest-bearing debt secured by, among other things, liens on our drilling units.

If any of the aforementioned events occur, our assets may be insufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we find are favorable or acceptable. Moreover, in connection with any further waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. Any of these events may further restrict our ability to pay dividends, repurchase our common shares, make capital expenditures or incur additional indebtedness.

Financing agreements containing operating and financial restrictions and other covenants may restrict our business and financing activities and our ability to pay for our newbuild drilling units.

Borrowings under our current credit facilities, which are subject to certain covenants, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of all of our newbuilding drilling units, which as at April 21, 2017 was $4.1 billion. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units.

If we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units. we could be prevented from realizing potential revenues from these projects. We could also lose all or a portion of yard payments that were paid by us, which as at April 21, 2017 amounted to $0.7 billion, and we could be liable for penalties and damages under such contracts.

For more information, see "-We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us” and “The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.”

Certain of our affiliated or related companies may be unable to service their debt requirements and comply with the provisions contained in their loan agreements.

The failure of certain of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on us. Such affiliated and related companies include (i) Seadrill Partners, (ii) certain subsidiaries of Seadrill Partners, (iii) our majority-owned subsidiaries, NADL, AOD and Sevan Drilling, (iv) certain subsidiaries of Ship Finance, (v) SeaMex, (vi) Seabras Sapura and (vii) Archer.

If a default occurs under the debt agreements of our affiliated or related companies, the lenders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the drilling units and other assets securing the loans, if applicable, or seek repayment of the loan from such entities.

We have provided guarantees over certain debt facilities of our affiliates and related companies. In the event that our affiliates or related companies are unable to meet their obligations outlined above the lenders could look to us to meet such liabilities. Some examples are outlined in the following paragraphs.

Seadrill Partners has joint obligations with us under certain of our existing debt agreements and we are a guarantor under Seadrill Partners’ $420 million senior secured credit facility relating to the West Polaris. In the event Seadrill Partners defaults under its debt agreements, such default could trigger the cross-default provisions in our other debt agreements. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable to us.

We have provided guarantees over NADL’s, AOD's and Sevan Drilling's senior secured debt and certain bonds and we may not have sufficient funds to repay lenders in full if they seek to enforce the guarantees.  To the extent such debt becomes classified as “current” in the financial statements of our affiliated companies, we may be required under applicable accounting standards to mark such indebtedness as “current” in our Consolidated Financial Statements.  The characterization of the indebtedness in our Consolidated Financial Statements as “current” may, among other things, adversely impact our compliance with the covenants contained in our existing and future debt agreements.

We also consolidate certain subsidiaries of Ship Finance into our Consolidated Financial Statements as variable interest entities or VIEs. To the extent that the VIEs default under their indebtedness and their debt becomes classified as current in their financial statements, we would in turn mark such indebtedness as current in our Consolidated Financial Statements. The characterization of the indebtedness in our Consolidated Financial Statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements.

Similarly, we have provided support to Archer in the form of $278 million of financial guarantees for the benefit of its lenders. As part of our restructuring plans, in April 2017, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. We remain in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value. As part of Archer’s restructuring plans we have also agreed to convert $146 million in subordinated loans provided to Archer, including accrued interest and fees, into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017. As of April 21, 2017 we owned 16.3% of the outstanding common shares of Archer, as compared to 39.7% as of December 31, 2016. Our shareholding was diluted following Archer's $100 million private placement on February 28, 2017.

We also provide financial guarantees over Seabras Sapura's senior secured credit facility agreements in order to part fund the acquisition of its pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provide several guarantees on a 50:50 basis for five of the vessels and one vessel on a joint and several basis with SapuraKencana Petroleum Berhad or SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed as of December 31, 2016 was $787 million.

If Archer or Seabras Sapura is unable to meet its obligations under the above references credit facilities, the lenders could look to us to meet such liabilities.

Our debt agreements also contain cross-default provisions that may be triggered if the entities described above default under the terms of their debt agreements.  In the event of a default by such entities under any of their debt agreements, the lenders under our debt agreements could determine that we are in default under our debt agreements. Such cross-defaults could result in the acceleration of the maturity of the debt under our agreements and our lenders may foreclose upon any collateral securing that debt, including our drilling units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we will not have sufficient funds or other assets to satisfy all of our obligations.

The occurrence of any of the events described above would have a material adverse effect on our business, and may impair our ability to continue as a going concern.

We may not be able to delay entry of newbuild drilling units into our active fleet.

We currently have 13 rigs under construction comprised of four drillships, one semi-submersible rig and eight jack-up rigs. Of the rigs under construction, none have drilling contracts that commence upon delivery. We have reached agreements with Cosco, Samsung, DSME and Dalian to delay taking delivery of all the drilling units in our newbuilding program.

In addition, NADL has agreed with Jurong to, among other things, delay taking delivery of the West Rigel until July 6, 2017, at which point, if NADL has not secured acceptable employment for the rig, it will be sold into a joint asset holding company with Jurong. There is no assurance that we will be able to further delay the delivery of our newbuild drilling units that do not have associated drilling contracts.

Borrowings under our current credit facilities, which are subject to certain conditions, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of all of our newbuilding drilling units, which as at April 21, 2017 was $4.1 billion, of which $2.4 billion is guaranteed by us. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we would be prevented from realizing potential revenues from these projects, we could also lose all or a portion of our yard payments that were paid by us, which as at April 21, 2017 amounted to $0.7 billion, and we could be liable for penalties and damages under such contracts. Following such potential defaults we would also be exposed under cross-default provisions in our loan financing agreements.

Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.

In the current market some of our customers may seek to terminate their agreements with us. Examples include, but are not limited to: the termination of the West Epsilon effective September 27, 2016; the termination of the West Pegasus effective August 16, 2016; the termination of the West Hercules effective May 20, 2016; and the termination of the Sevan Driller effective March 30, 2016.

Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period; however, in some cases, such payments may not fully compensate us for the loss of the drilling contract.

Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance.

In the current environment our customers may seek to renegotiate our contracts using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower dayrates or the cancellation of contracts with or without any applicable early termination payments.

Reduced day rates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may lead to reduced revenues from our operations and performance of our business and adversely affect our performance.

Our contract backlog for our fleet of drilling units may not be realized.

As of April 21, 2017, our contract backlog was approximately $3.6 billion. The contract backlog presented in this annual report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract.

For example, we extended the contract for the West Tellus with Petrobras by 18 months in exchange for a dayrate reduction on the current contract, resulting in an increase in contract backlog of $32 million; on May 23, 2016, we received a notice of termination from Statoil for the West Hercules drilling contract that decreased our contract backlog; on August 16, 2016, we received a notice of termination from Pemex for the West Pegasus drilling contract, resulting in a potential backlog reduction of $266 million; and on September 27, 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, resulting in a potential backlog reduction.

Our inability, or the inability of our customers, to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may not be able to renew or obtain new and favorable contracts for our newbuild drilling units or for our drilling units whose contracts have expired or been terminated.

During the recent period of high utilization and high dayrates, which we now believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.

As at April 21, 2017, we had eight contracts that expire in 2017, five contracts that expire in 2018 and six contracts that expire in 2019. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.

The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units has intensified price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows. Customers may opt to contract older rigs in order to reduce costs which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. Customers may also choose not to award drilling contracts to us due to our debt restructuring activities.

If we are unable to secure contracts for our drilling units, including for when newbuildings are delivered to us and upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at April 21, 2017, we had eighteen units either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “-Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs and cost-overruns on our newbuild projects.”

If we are not able to obtain new contracts in direct continuation of existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and we may be unable to push this risk down to other contractors or be unable or unwilling at competitive prices to insure against this risk, which will mean the risk will have to be managed by applying other controls. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs.

The market value of our current and newbuild drilling units we have commissioned may decrease.

The market values of drilling units have been trending lower as a result of the recent continued decline in the price of oil, which has impacted the spending plans of our customers. During 2016, the estimated fair value of our drilling units, based upon various broker valuations, has decreased by approximately 16.4%. If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	the types, sizes and ages of drilling units;

•	the supply and demand for drilling units;

•	the costs of newbuild drilling units;

•	the prevailing level of drilling services contract dayrates;

•	government or other regulations; and

•	technological advances.

If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. Additionally, if we sell one or more of our drilling units at a time when drilling unit prices have fallen and before we have recorded an impairment adjustment to our Consolidated Financial Statements, the sale price may be less than the drilling unit’s carrying value in our Consolidated Financial Statements, resulting in a loss on disposal and a reduction in earnings and cause us to breach the covenants in our finance agreements. For more information see “–The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations”, and “–The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.”

Under our secured bank credit facilities, we may be required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements. In April 2016, however, as part of the amendments to the covenants contained in our senior secured credit facilities, the loan-to-value covenant is suspended until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017.

Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies.

Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will be willing or financially able to indemnify us against all these risks. Customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection. Please see “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 decision in a case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. Further, pollution and environmental risks generally are not totally insurable.

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our performance.

The amount recoverable under insurance may also be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs.

We could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts. Specifically, we have at times in the past elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. Beginning on April 1, 2014, we have insured a limited part of this windstorm risk in a combined single limit annual aggregate policy. We elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a combined single limit of $100 million in the annual aggregate, which includes loss of hire. We have renewed our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2016 through April 30, 2017. If we elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, results of operations or cash flows.

No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.

We rely on a small number of customers.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As at April 21, 2017, our five largest customers accounted for approximately 78% of our future contracted revenues, or contract backlog. In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outline above. Please see "-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties. Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, results of operations and cash flows.

Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs and cost-overruns on our newbuild projects.

Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term.

The average remaining contract length as at April 21, 2017, was 12 months for our floaters and 36 months for our jack-up rigs. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semiannually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond our control.

In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized.

As at April 21, 2017, we had an outstanding newbuilding order book with various yards for an additional thirteen drilling units with corresponding contractual yard and other payment commitments totaling $4.1 billion. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure, terrorist acts, war, piracy or civil unrest. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may also experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.

In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members who are not required to maintain the drilling unit to active rigs, to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “-The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition", “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted" and “-Our contract backlog for our fleet of drilling units may not be realized".

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers or BOPs, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.

The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to secure the necessary approvals or permits in a timely manner, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.

Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag, does not maintain its class and/or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations. Please see “Item 8. Financial Information-Legal Proceedings-Seabras Sapura joint venture” for more information.

The international nature of our operations involves additional risks including foreign government intervention in relevant markets particularly in Brazil.

We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes to taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	government corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	the repatriation of foreign earnings;

•	oil and gas exploration and development;

•	the taxation of offshore earnings and the earnings of expatriate personnel; and

•	the use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what government regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets.

In the years ended December 31, 2016, 2015 and 2014, 17%, 19% and 20%, respectively, of our contract revenues were derived from our Brazilian operations, particularly from our contract with Petrobras. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, changes in legislation price controls, currency devaluations, capital controls and limits on imports. Further changes to monetary policy, the regulatory environment of our industry, and legislation could impact our performance.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Certain of these companies are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários) and the Commission. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies, have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations on the Brazilian economy.

On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. Please see “Item 8. Financial Information-Legal Proceedings-Other matters.”. In addition, on March 30, 2016, Sevan Drilling and Petrobras terminated early the Sevan Driller contract and reduced the contract dayrate on the drilling contract for the Sevan Brasil. Subsequent to the effective cancellation of the contract the unit was awarded a contract by Shell in Brazil for 60 days. The combined impact of the cancellation, reduction and new award was a decrease in contract backlog of approximately $127 million.

These and other developments in Brazil’s political conditions, economy and government policies may, directly or indirectly, adversely affect our business and results of operations.

Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.

Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in larges area of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

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

New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect our performance.

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

Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the United Nation’s International Maritime Organization, or the IMO, the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 or the BWM Convention, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard, or the USCG, the U.S. Environmental Protection Agency, or the EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Maritime Transportation Security Act of 2002, the U.S. Outer Continental Shelf Lands Act, certain regulations of the European Union, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

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

Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the U.K. Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.

We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA and the Bribery Act 2010 of the United Kingdom or the U.K. Bribery Act.

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

If our drilling units are located in countries that are subject to economic sanctions or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common shares could be adversely affected.

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

In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any violation conducted by us or by any affiliate, which is likely to trigger a disclosure requirement.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union began implementing the temporary relief measures provided for under the JPOA.

The JPOA was subsequently extended twice. On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the European Union and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

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

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. With the exception of an investment and co-operation agreement between our majority-owned subsidiary NADL and Rosneft Oil Company, or Rosneft, for activity in Russian Arctic and deepwater areas, as mentioned below, we do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

Certain parties with whom we have entered into contracts may be the subject of sanctions imposed by the United States, the European Union or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. In addition, such sanctions may prevent us from closing the previously announced transactions between our subsidiary NADL and Rosneft, or performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and results of operations.

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

We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.

Negative developments in worldwide financial and economic conditions could further cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders willingness to provide credit facilities to our customers, causing them to fail to meet their obligations to us.

A portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

In June 2016, the U.K. voted to exit from the European Union (commonly referred to as Brexit). The impact of Brexit and the resulting U.K. and European relationship are uncertain for companies doing business both in the U.K. and the overall global economy.

An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

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

Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as Arctic or deepwater locations, may be subject to greater reductions in activity. Such reductions in high cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.

If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all for the remaining installment payments we are obligated to make before the delivery of our remaining newbuildings and our other capital requirements, including principal repayments.

We have, and may continue, to suffer losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Seadrill Partners, SeaMex, Archer and Seabras Sapura.

The market value of our equity interest in these companies has been, and may continue to be, volatile and has fluctuated, and may continue to fluctuate, in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, dividends from Seadrill Partners may be reduced or cancelled going forward.

In addition, Seadrill has provided to Archer subordinated loans totaling $125 million, as well as financial guarantees for the benefit of its lenders totaling $278 million. The book value of the loans, accrued interest and fees as at the balance sheet date totaled $43 million, as we have written down the book value due to our share of Archer's net losses. As part of our restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. We remain in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value. As part of Archer’s restructuring plans we have also agreed to convert $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017. As of April 21, 2017 we own 16.3% of the outstanding common shares of Archer, as compared to 39.7% as of December 31, 2016. Our shareholding was diluted following Archer's $100 million private placement on February 28, 2017.

During the years ended December 31, 2016 and 2015 we recognized charges of $895 million and $1,285 million respectively relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies” to our Consolidated Financial Statements included herein for further discussion.

Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout.

In the aftermath of the incident (in which we were not involved) on the Transocean “Deepwater Horizon” rig that led to the Macondo well blowout, the U.S Department of the Interior, U.S Bureau of Safety and Environmental Enforcement, or the BSEE and its predecessor put in place new and revised regulations governing safety and environmental management systems or SEMS, commonly referred to as SEMS II. During 2013, BSEE adopted a final rule modifying the SEMS requirements. The SEMS II regulations focus on operator obligations. However, they also require operators to flow SEMS obligations and commitments through their supply chain including adherence to policies, training and ensuring safe work practices.

The U.S. Occupational Safety and Health Act imposes additional recordkeeping obligations concerning occupational injuries and illnesses for Mobile Offshore Drilling Units, or MODUs, attached to the outer continental shelf.

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

In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the design, maintenance, installation and testing of well control equipment. Likewise, in August 2015, the U.S Bureau of Ocean Energy Management or BOEM issued a Notice to Lessees (NTL 2015-NO4), regarding issues such as the general financial assurance required before drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. In April 2015, it was announced that new regulations are expected to be implemented in the United States regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016 (discussed further below). These new guidelines and standards for safety, environmental and financial assurance and any other new guidelines or standards the U.S. government or industry may issue or any other steps the U.S. government or industry may take, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.

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

Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for our services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict the potential impact of new regulations that may be forthcoming, nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, our cash flow and financial position could be adversely affected if our ultra-deepwater semi-submersible drilling rigs and ultra-deepwater drillships operating in the U.S. Gulf of Mexico were subject to the risks mentioned above.

In addition, hurricanes have from time to time caused damage to a number of drilling units and production facilities unaffiliated to us in the Gulf of Mexico. The Bureau of Ocean Energy Management, Regulation and Enforcement or the BOEMRE (formerly the Minerals Management Service of the U.S. Department of the Interior), effective October 1, 2011, reorganized into two new organizations: the BOEM and the BSEE, and issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. The BSEE subsequently issued additional guidelines requiring MODUs to be outfitted with global positioning systems, or GPS, and to provide the BSEE with real-time GPS location data for MODUs effective March 19, 2013 which expired January 1, 2015. These guidelines effectively imposed new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of the survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the U.S. Gulf of Mexico region of the outer continental shelf. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units, although such risks should rest with our customers, to the extent possible.

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

Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.

We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.

Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, in some regions, such as Brazil and Western Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

Labor costs and our operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.

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

In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds, the majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2016, our total floating rate debt amounted to $7.3 billion, of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $7.1 billion. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all.

If we are unable to effectively manage our interest rate exposure through interest rate swaps in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies, such as Norwegian kroner, U.K. pounds sterling, Brazilian real, Nigerian Naira, and Angolan Kwanza and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

Brexit, or similar events in other jurisdictions, can impact global markets, excluding foreign exchange and securities markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

A change in tax laws in any country in which we operate could result in higher tax expense.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions or the Paris Agreement, which resulted from the 2015 United Nations Framework Convention on Climate Change conference in Paris and entered into force on November 4, 2016. As at January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. A roadmap for a “comprehensive IMO strategy on a reduction of GHG emissions from ships” was also approved by MEPC at its 70th session in October 2016. These requirements could cause us to incur additional compliance costs.

In addition, the European Union has indicated that it intends to propose an expansion of the existing European Union Emissions Trading Scheme to include emissions of greenhouse gases from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the Environmental Protection Agency, or the EPA, has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. In the United States, individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.

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

Acts of terrorism, piracy, cyber-attack, political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

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

We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim.
For additional information on litigation matters that we are currently involved in, please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts, or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations, or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see “Item 8. Financial Information–A. Consolidated Statements and Other Financial Information–Legal Proceedings”.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder is Hemen Holding Limited, or Hemen. Many of our directors also serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. Please see “Item 6. Directors, Senior management and Employees–C. Board Practices” for more information.

We may be restricted from granting long-term contracts as a result of the Omnibus Agreement with Seadrill Partners.

We have entered into an omnibus agreement with Seadrill Partners, or the Omnibus Agreement, in connection with its initial public offering, which may restrict our ability to, among other things, acquire, own, operate or contract for certain drilling units operating under drilling contracts of five or more years, unless we offer to sell such drilling units to Seadrill Partners. These restrictions could harm our business and adversely affect our financial position and results of operations and ability to implement our growth strategy. For additional information, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Seadrill Partners-Omnibus Agreement with Seadrill Partners.”

We may face risks relating to our ineffective internal control over financial reporting.

In the course of preparing the Consolidated Financial Statements for the year ended December 31, 2016 and in performing our related controls over financial reporting, we determined to restate our Consolidated Financial Statements for the year ended December 31, 2015 in this Form 20-F, as further described in the Explanatory Note above. We also determined that the design of our internal controls over accounting for interest rate and cross currency swaps was deficient. Accordingly, we have determined that this control deficiency constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A more complete description of the recently identified errors and the resulting material weakness is included in "Item 15. Controls and Procedures" and Note 39 "Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F.

While we are taking specific steps to enhance our internal control environment and remediate this material weakness, the material weakness cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

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

Risks Relating to Our Common Shareholders

We may not pay dividends in the future.

Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors, or the Board, and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future. In connection with the amendments to our secured loan agreements in May 2015 to increase the leverage ratio contained in our senior secured credit facilities, we were restricted from paying dividends so long as the amended ratio is in effect, until January 1, 2017. As part of additional amendments to other covenants contained in our senior secured credit facilities in April 2016, as extended in April 2017, we are currently restricted from paying dividends or making distributions effectively until a restructuring of our senior secured credit facilities is agreed to, including the extension of their tenor and the amendment of financial covenants.

Please see “-We are in ongoing comprehensive restructuring negotiations, which create significant uncertainty, which may result in impairment, losses or substantial dilution for stakeholders and which will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code.”

The market price of our common shares has fluctuated widely and may fluctuate widely in the future.

The market price of our common shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of our comprehensive restructuring, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common shares. If an active trading market for our common shares does not continue, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our common shares, which could have an adverse effect on the realized price of our common shares. In addition, an adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities. For our share price history, please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

The market price of our common shares has recently declined significantly. If the average closing price of our common shares is less than $1.00 over 30 consecutive trading days, our common shares could be delisted from the NYSE or trading could be suspended.

Our common shares are currently listed on the NYSE, and have been trading below $1.00 since April 4, 2017. In order for our common shares to continue to be listed on the NYSE, we are required to comply with various listing standards, including the maintenance of a minimum average closing price of at least $1.00 per share during a consecutive 30 trading-day period. A continued decline in the closing price of our common shares on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, the NYSE could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making-activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may cause a breach under our debt agreements and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on these individuals in the United States or to enforce in the United States judgments obtained in U.S. courts against us or our directors and officers based on the civil liability provisions of applicable U.S. securities laws.

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

A foreign corporation will be treated as a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. Our position is based on valuations and projections regarding our assets and income. While we believe these valuations and projections to be accurate, such valuations and projections may not continue to be accurate. Moreover, as we have not sought a ruling from the United States Internal Revenue Service, or IRS, on this matter, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information-E. Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in shares of our common stock, this could adversely affect our ability to raise additional capital through the equity markets. See “Item 10. Additional Information-E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

The Company
Seadrill Limited was incorporated in Bermuda under the Companies Act on May 10, 2005 as an exempted company limited by shares.  Our shares of common stock have been listed under the symbol “SDRL” on the Oslo Stock Exchange, or the “OSE”, since November 2005 and on the NYSE since April 2010. Our principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and our telephone number is +1 (441) 295-6935.

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep-, and ultra-deepwater areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis to drill wells for our customers, who are oil super-majors and major integrated oil and gas companies, state-owned national oil companies, and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. We also provide management services to certain unconsolidated companies in which we hold investments.

Through a number of acquisitions of companies, secondhand units and contracts for newbuildings, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 4,780 skilled employees. As of April 21, 2017, we had a fleet of 38 offshore drilling units consisting of 12 semi-submersible rigs, 7 drillships and 19 jack-up rigs in operation, and contracts for the construction of 13 offshore drilling units. Of the total fleet, 18 are currently idle. Please see “Item 4. Information on the Company—D. Property, Plant and Equipment,” for further information on our fleet of drilling units and newbuildings.

Our Majority-Owned Subsidiaries
NADL is a Bermuda company formed in 2011 that focuses entirely on harsh environment offshore drilling operations. In January 2014, NADL completed its initial public offering in the United States of 13,513,514 common shares at $9.25 per share. As of April 21, 2017, we owned approximately 70.4% of NADL’s outstanding common shares, which are listed for trading on the NYSE and the Norwegian Over-the-Counter Exchange, or Norwegian OTC, under the symbol “NADL.” For the year ended December 31, 2016, NADL contributed $535 million (or 17%) to our revenues, and $91 million (or 9%) to our operating income. The outstanding debt of NADL as of December 31, 2016 amounted to $2,164 million (or 23%), of which $1,564 million is guaranteed by Seadrill.

Sevan Drilling, a controlled subsidiary, is a Bermuda company that focuses on owning and operating drilling units and specializes in the ultra-deepwater segment. As of April 21, 2017, we owned 50.1% of the outstanding shares in Sevan Drilling. Sevan Drilling’s common shares trade on the OSE under the symbol “SEVDR.” For the year ended December 31, 2016, Sevan Drilling contributed $320 million (or 10%), and $89 million (or 9%) to our revenue and operating income, respectively. The outstanding debt of Sevan Drilling as of December 31, 2016 amounted to $945 million (or 10%), all of which is guaranteed by Seadrill.

AOD, a controlled subsidiary, is a company incorporated in Bermuda that owns three high-specification jack-up drilling rigs, which are leased to a Seadrill operating subsidiary. As of April 21, 2017, we owned 66.2% of the outstanding shares in AOD. For the year ended December 31, 2016, AOD contributed $77 million (or 2%) and $37 million (or 4%) to our revenue and operating income, respectively. The outstanding debt of AOD as of December 31, 2016 amounted to $237 million (or 2%), all of which is guaranteed by Seadrill.

Investments in Other Companies
In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We currently have the following significant equity investments, among others, in other companies in our industry:

•
Seadrill Partners, an associated company, is a Marshall Islands limited liability company that focuses on owning and operating offshore drilling rigs under long-term contracts with major oil companies. Seadrill Partners was a consolidated subsidiary of Seadrill, but as of January 2, 2014, we deconsolidated Seadrill Partners from our Consolidated Financial Statements. As of April 21, 2017, we own 46.6% of the outstanding limited liability interests of Seadrill Partners, which includes outstanding common and subordinated units. Seadrill Partners’ common units trade on the NYSE under the symbol “SDLP.” We also own significant non-controlling interests in various subsidiaries of Seadrill Partners. Furthermore, we are a guarantor under certain Seadrill Partners’ credit facilities, and we also have joint and several liability under certain Seadrill Partners’ credit facilities. Please see Note 23 "Long term debt" of our Consolidated Financial Statements included herein for more information.

•
Archer is a global oilfield service company that specializes in drilling and well services. As of April 21, 2017 we own 16.3% of the outstanding common shares of Archer, as compared to 39.7% as of December 31, 2016. Our shareholding was diluted following Archer's $100 million private placement on February 28, 2017. In addition we provide various financial and performance guarantees on behalf of Archer. The total outstanding guarantees to Archer as of December 31, 2016 were $296 million.

On April 25, 2017, as part of our restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. We remain in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value. As part of Archer’s restructuring plans we have also agreed to convert $146 million outstanding in subordinated loans, fees, and interest provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

•
Seabras Sapura is a group of related companies that construct, own and operate pipe-laying service vessels in Brazil. As of April 21, 2017, we have a 50% ownership stake in each of these companies. We have provided Seabras Sapura with various loans to finance working capital and financial guarantees. The total amount of loans outstanding as of December 31, 2016 was $95 million and the total amount guaranteed as of December 31, 2016 was $787 million.

•
SeaMex, a joint venture, that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. As of April 21, 2017, we and an investment fund controlled by Fintech Advisory Inc., or Fintech, each have a 50% ownership stake in SeaMex. SeaMex was deconsolidated from our Consolidated Financial Statements on March 10, 2015. We have provided a $250 million seller’s credit to SeaMex divided into two facilities: (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million, and made available a subordinated unsecured credit facility of $20 million, which is to be provided by both Seadrill and Fintech at a ratio of 50% each. As of April 21, 2017 and December 31, 2016, the facility remained undrawn.

In addition, we have entered into sale and leaseback agreements for three drilling units: the West Taurus, West Hercules and West Linus with Ship Finance, a related party. We consolidate certain related subsidiaries of Ship Finance into our Consolidated Financial Statements as variable interest entities or VIEs. As of April 21, 2017, through our VIEs we had gross loans outstanding to Ship Finance amounting to $415 million and net loans of $330 million.

Please see the notes to our Consolidated Financial Statements included herein for further information on our investments.

Management of the Company
Overall responsibility for the management of Seadrill Limited and its subsidiaries rests with the Board. The Board has organized the provision of management services through Seadrill Management Ltd., or Seadrill Management, one of our subsidiaries incorporated in the United Kingdom. The Board has defined the scope and terms of the services to be provided by Seadrill Management. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf. Our consolidated subsidiaries, NADL, Sevan Drilling and AOD, have their own boards, with delegated authority and responsibility for the management of the respective subgroups.

Seadrill Management also has service and other management agreements with Seadrill Partners and SeaMex (our associated companies), pursuant to which Seadrill Management provides management and operational services relating to various drilling units owned by these companies.

Recent Developments

NADL Revolving credit facility
On January 31, 2017, we provided a $25 million revolving credit facility to NADL that was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. This interim funding arrangement has been put in place while comprehensive restructuring negotiations continue at both companies.

West Mira
On March 13, 2017, we reached settlement with HSHI with regard to the West Mira, pursuant to which we received a cash payment of $170 million on March 14, 2017, representing the yard installment receivable excluding any additional accrued interest. We recorded a non-cash impairment of $44 million for the year ended December 31, 2016 to reflect the difference in the carrying value of the West Mira receivable and the settlement value.

As part of this settlement, Seatankers, a related party, has purchased the West Mira from HSHI. Seatankers is an asset holding company and is not expected to engage in offshore drilling activities in competition with Seadrill. The Company expects to execute an agreement with Seatankers for the commercial and technical management of the West Mira as well as a right of first refusal for purchase of the Unit.

Amendments to our secured credit facilities
On April 4, 2017, we extended from June 30, 2017 to September 30, 2017 the expiration of covenant amendments and waivers of our secured credit facilities, which among other things, temporarily amended the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirement covenants therein. In addition, the maturity dates of the $450 million senior secured credit facility, the $400 million senior secured credit facility, and the $2,000 million senior secured credit facility for our consolidated subsidiary, NADL, have been amended to August 15, 2017, August 31, 2017 and September 14, 2017, respectively. Please see Note 23 "Long-term debt—Covenants contained within our debt facilities” for more information. The agreement also extended the milestone to implement a comprehensive restructuring plan from April 30, 2017 to July 31, 2017.

These extensions provide additional time for us to further advance the ongoing negotiations with our banks, potential new money investors, and the advisers to the ad hoc committee of bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. While no definitive terms have been reached, based on stakeholder and new money investor feedback, as well as our existing leverage, we currently believe that a comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we expect that shareholders are likely to receive minimal recovery for their existing shares.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of the U.S. Bankruptcy Code, and we are preparing accordingly. Our business operations remain unaffected by the restructuring efforts and we expect to meet our ongoing customer and business counterparty obligations.

Contract award and extension for the West Elara and West Linus
On April 11, 2017, NADL, our majority owned subsidiary, announced the contract awards and extension for the jack-ups West Elara and West Linus respectively with ConocoPhillips Skandinavia AS, or ConocoPhillips, for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

Sevan Developer
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.

Archer's refinancing and guarantees
On April 25, 2017, as part of our restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. We remain in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value. As part of Archer’s restructuring plans we have also agreed to convert $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

Significant Developments for the Period from January 1, 2014 through and including December 31, 2016

Capital expenditures
We had total capital expenditures on our drilling units and newbuildings of approximately $0.2 billion, $1.0 billion and $3.2 billion in the years 2016, 2015 and 2014, respectively. This includes maintenance expenditures of $0.1 billion, $0.1 billion and $0.3 billion in the years ended 2016, 2015 and 2014, respectively. Our capital expenditures related primarily to our newbuild drilling unit program, capital additions and equipment to our existing drilling units and payments for long-term maintenance of our fleet. We financed this capital expenditure through cash generated from operations, secured and unsecured debt arrangements, and the sale of partial ownership interests in certain subsidiaries and investments. Please see “Item 4. Information on the Company—D. Property, Plant and Equipment” and “Item 5. Operating and Financial Review and Prospects” for further information on our fleet.

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

On April 27, 2016, we sold all of our investment in shares of SapuraKencana resulting in net cash proceeds of approximately $195 million.

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

In 2015, we sold the entities that own and operate the West Polaris to Seadrill Operating LP, a consolidated subsidiary of Seadrill Partners and an entity in which we own a 42% limited partner interest. Please see Note 11 “Disposals of businesses and deconsolidation of subsidiaries” to our Consolidated Financial Statements included herein for more information.

Deconsolidations
We deconsolidated Seadrill Partners on January 2, 2014. As a result of the deconsolidation, we derecognized the assets and liabilities of Seadrill Partners and recognized our ownership interests in Seadrill Partners and its subsidiaries at fair value. Please see Note 11 “Disposals of businesses and deconsolidation of subsidiaries” to our Consolidated Financial Statements included herein for further discussion on the deconsolidation of Seadrill Partners.

On March 10, 2015, Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by us. As a result of the transaction we deconsolidated certain entities as at March 10, 2015 and recognized our remaining 50% investment in the joint venture at fair value. Please refer to Note 11 “Disposals of businesses and deconsolidation of subsidiaries” to our Consolidated Financial Statements included herein for more information.

Newbuilding Deferrals and Cancellations
In July 2015, Samsung agreed to postpone the delivery of the West Dorado and the West Draco until the end of the first quarter of 2017. As of April 21, 2017, the technical acceptance testing of the West Draco and the West Dorado have not yet been completed and we continue in discussions with Samsung regarding further deferrals.

On January 15, 2016, we entered into an agreement with DSME to defer the delivery of two ultra-deepwater drillships, the West Aquila and West Libra, until the second quarter 2018 and the first quarter of 2019, respectively.

On April 18, 2016, we entered into agreements with Dalian to further defer the deliveries of all eight jack-up rigs under construction, which were previously due to be delivered in 2016 and 2017 as per the deferral agreement originally entered in August 2015, Dalian agreed to defer delivery of one jack-up rig until the end of December 2015, five jack-up rigs to 2016 and two jack-up rigs to 2017. On December 28, 2016, the delivery dates for the West Titan, West Proteus, West Rhea and West Tethys were deferred an additional 6 months. Following this latest deferral agreement, four units are now scheduled to be delivered in 2017, and four units in 2018.

On October 17, 2016, we agreed with Cosco to exercise our third six-month option to defer the delivery of the Sevan Developer until April 15, 2017. Cosco has refunded to us $26.3 million, or 5% of the contract price, plus other associated costs during the fourth quarter of 2016. The final installment which is due at delivery has been amended to $499.7 million, representing 95% of the $526.0 million contract price.

On December 2, 2015, as further extended in June 2016, August 2016, October 2016, and January 2017, NADL entered into a standstill agreement with Jurong, effective until July 6, 2017, regarding the delivery of the West Rigel. During the period until, July 6, 2017, NADL will continue to market the unit for an acceptable drilling contract and the unit will remain at the Jurong yard in Singapore. Jurong and NADL can also consider other commercial opportunities for the unit during this period. In the event no employment is secured and no alternative transaction is completed before the period concludes, NADL and Jurong have agreed to form a joint asset holding company for joint ownership of the unit to be owned 23% by NADL and 77% by Jurong. NADL will continue to market the unit for the joint asset holding company. However, based on current market conditions, management deems the most probable outcome to be that the West Rigel will be contributed to the joint asset holding company. As a result, we have concluded that the West Rigel should be classified as “Held for Sale” as of December 31, 2016 and 2015. Please see Note 36 to our Consolidated Financial Statements included herein for further information.

Acquisitions
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

Rosneft Framework Agreement
On May 26, 2014, we entered into an investment and co-operation agreement, or the Investment and Co-Operation Agreement with NADL and Rosneft to pursue onshore and offshore growth opportunities in the Russian market. In connection with the Investment and Co-Operation Agreement, we entered into a framework agreement, or the Framework Agreement with NADL and Rosneft, pursuant to which, among other things, Rosneft agreed to sell, and NADL agreed to purchase, 100% of the share capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of NADL, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. The Framework Agreement provided for an original closing date of no earlier than November 10, 2014, which was first extended until May 31, 2015 and further extended until May 31, 2017.

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

In June 2015, the parties agreed to cancel any restrictions of business included in the terms of the Framework Agreement and replaced such restrictions with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting NADL. We can provide no assurance that we will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement. We are currently in discussions with Rosneft regarding the potential extension of the Framework Agreement.

Other significant developments
In May 2016, we entered into a privately negotiated exchange agreement with certain holders of our outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017, or the 2017 Notes, pursuant to which we agreed to issue a total of 8,184,340 new shares of our common stock, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended, or the Securities Act. Settlement occurred on May 20, 2016.

In June 2016, we entered into a privately negotiated exchange agreement with certain holders of the 2017 Notes, pursuant to which we agreed to issue a total of 7,500,000 new shares of our common stock, in exchange for $50.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the Securities Act. Settlement occurred on June 13, 2016.

B.	BUSINESS OVERVIEW

Our Company

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep- and ultra-deepwater areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and seven years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Shares of our common stock have traded on the OSE, since November 22, 2005, under the symbol “SDRL” and our common stock commenced trading on the NYSE on April 15, 2010, also under the symbol “SDRL.” As of April 21, 2017 our nonaffiliated public float represented 76.4% of total shares outstanding, and our principal shareholder, Hemen held 23.6%. Hemen is indirectly held in Trusts established by Mr. John Fredriksen, our President and Chairman, for the benefit of his immediate family.

Our Fleet

We believe that we have one of the most modern fleets in the offshore drilling industry. Our rigs are set forth in the fleet table in “–D. Property, Plants and Equipment”. We believe a modern fleet allows us to enjoy improved utilization and daily rates obtainable for our drilling units.

Floaters

Drillships: Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000ft, and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Semi-submersible drilling rigs: Semi-submersibles are self-propelled drilling rigs (which include cylindrical designed units) consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500ft. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.

Jack-Up Rigs

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is mobilized to the drill site with a heavy lift vessel or a wet tow. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 90 to 120 people.

Our Competitive Strengths

We believe that our competitive strengths include:

One of the largest offshore drilling contractors

Since our inception in 2005, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 4,780 skilled employees. As at December 31, 2016, we owned and operated a fleet of 38 offshore drilling units, which consisted of 7 drillships, 12 semi-submersible rigs and 19 jack-up rigs. In addition, we also have 13 rigs currently under construction (“newbuilds” or “newbuildings”), consisting of four drillships, one semi-submersible rig and eight jack-up rigs. While we are one of the largest offshore drilling companies, we also have one of the youngest rig fleets in our industry, with an average fleet age of approximately 7.9 years.

In addition, we hold investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of drilling units or deliver various oil services.

Commitment to safety and the environment

We believe that the combination of quality drilling units and experienced and skilled employees allows us to provide our customers with safe and effective operations. Quality assets and operational expertise allow us to establish, develop and maintain a position as a preferred provider of offshore drilling services for our customers.

Technologically advanced and young fleet

Our drilling units are among the most technologically advanced in the world. The majority of our rigs were built after 2007, which is among the lowest average fleet age in the industry. Although current offshore drilling demand is weak, new and modern units that offer superior technical capabilities, operational flexibility and reliability are preferred by customers and winning the majority of available opportunities. We believe, based on our proven operational track record and fleet composition, that we will be better placed to secure new drilling contracts than some of our competitors with older, less advanced rig fleets.

Strong and diverse customer relationships

We have strong relationships with our customers that we believe are based on our operational track record and quality of our fleet. Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of April 21, 2017, our five largest customers in terms of revenue were certain subsidiaries of ExxonMobil, LLOG, Petrobras, Statoil and Total.

Our Business Strategy

During the current challenging period for the industry and in order to maintain our position as a leading offshore driller, our strategy includes being able to deliver in the following key areas:

Best Operations

We are a leading offshore deepwater drilling company and our key objective is to deliver the best operations possible - both in terms of utilization and health, safety and environment. To do this, we leverage having one of the most modern fleets in the industry and our combination of experienced and skilled employees across the organization. Using our strong operational record, we intend to maximize opportunities for new drilling contracts and sustain a competitive cost structure, which we have been pursuing through our multi-year savings program, while minimizing chances of contract terminations.

Right rigs

Our business model includes both jack-ups and floaters and we will continue to maintain our presence in both segments. Having the right rigs in these two segments allows us to offer a range of assets to suit our customer needs, to work in various geographies and water depths, and to position ourselves for future growth in the industry.

Strongest relationships

We have established strong and long-term relationships with key players in the industry and we will seek to deepen and strengthen these relationships as part of our strategy. This involves identifying additional value-adding services for our existing customers and developing long-term partnerships. By providing the best possible service to our customers, we aim to help them unlock energy and be valued partners in their success.

Leading organization

We are proud of our Seadrill culture and we recognize that our business is built on people. As part of our strategy, we aim to recruit, retain, and develop the best people in the industry and to build an organization that adapts to business needs.

In addition to our long-term strategy, our immediate objective during the current industry downturn is to complete a comprehensive restructuring plan in order to provide a bridge to the industry recovery and realize the value of our high specification, modern fleet.

Restructuring Process

Over the past year we have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. While the ad hoc committee of bondholders is not presently restricted, they have indicated a willingness to become restricted again in the future if appropriate.

The objectives of our restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. We have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

Feedback from certain stakeholders and potential new money providers also indicate that a comprehensive and consensual agreement will likely require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that shareholders are likely to receive minimal recovery for their existing shares.

In addition, we expect to take additional steps to further delay newbuild deliveries until the dayrates justify taking delivery. We do not expect to take delivery of any units in 2017. We currently have $4.1 billion of newbuild yard installments due in 2017, 2018 and 2019 that we will be working with shipyards to defer. Please see “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources—Key financial covenants related to our borrowings” for further information.

As part of our restructuring process we have agreed amendments to our secured credit facilities. On April 28, 2016, we entered into agreements with our banking group to amend the financial covenants on all of our secured credit facilities. The amendments also included a milestone to implement a comprehensive restructuring, which was originally April 30, 2017. On April 4, 2017, we reached an agreement to further extend the covenant amendments and waivers to our secured credit facilities and extend the milestone to implement a comprehensive restructuring plan to July 31, 2017. These amendments also involved corresponding extensions of the maturities on certain secured credit facilities. These amendments provide a more stable platform from which to work with all parts of our capital structure to achieve a more comprehensive restructuring plan.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code. We are preparing accordingly and have retained financial advisers and legal counsel.

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

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. Currently, the existing worldwide drilling rig fleet totaled 855 units including 119 drillships, 164 semi-submersible rigs, 539 jack-up rigs and 33 tender rigs. In addition, at such date there were 32 drillships, 102 jack-up rigs, 15 semi-submersible rigs and 8 tender rigs on order and under construction.

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

Floaters

The worldwide fleet of semi-submersible rigs and drillships currently totals 283 units. Of the total delivered fleet, 168 units are capable of ultra-deepwater operations above 7500 feet, 40 are classed for deepwater operations up to 7,500 feet and the remainder for operations up to 4500 feet. Overall, the average global fleet is 17 years old. The average age of ultra-deepwater units is 8 years, 27 years for units classed for deepwater operations up to 7,500 feet and 30 years for units classed for operations up to 4,500 feet.

Included in the global floater fleet are units classed for operations in harsh environments. The global harsh environment floater fleet is comprised of 74 units and is 20 years old on average.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. Ultra-deepwater units are currently experiencing 50% capacity utilization versus 48% for deepwater and 43% for mid-water floaters. Utilization for harsh environment floaters is currently 53%. Older units are believed to be at a competitive disadvantage due to the customer preferences and the availability of more modern and efficient equipment.

Based on the level of current activity and the aging floater fleet, we expect accelerated stacking and scrapping activity to continue. We believe a total of 74 floaters have been scrapped since the end of 2013, equivalent to 21% of the total fleet, and currently there are 27 cold stacked units that are 30 years old or older, which are prime scrapping candidates. In the next 18 months 25 units that are 30 years old or older will be coming off contract with no follow-on work identified which represents additional scrapping candidates. A key rationale for scrapping is the 35 year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.

The current newbuilding orderbook stands at approximately 47 units, comprised of 32 drillships and 15 semi-submersibles. In 2017, 20 new rigs are scheduled for delivery, with an additional 18 scheduled for 2018 and 9 in 2019 and beyond. Due to the subdued level of contracting activity it is likely that a significant number of newbuild orders will be delayed or cancelled pending an improved market.

Jack-up rigs

The worldwide fleet of jack-up rigs currently totals 539 units. Of the total delivered fleet, 232 units are termed as high specification or capable of operations in water depth of 350 feet and greater and 307 units are termed as standard jack-ups and can work at water depths up to 350 feet. Overall, the global jack-up fleet is 22 years old on average. The average age of high specification units is 11 years and 31 years for standard units.

Included in the global jack-up fleet are units classed for operations in harsh environments. The global harsh environment jack-up fleet is comprised of 78 units and is 14 years old on average.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. High specification jack-ups are currently experiencing 59% capacity utilization versus 51% for standard units. Harsh environment jack-ups are currently operating at 56% capacity utilization.

A total of 37 jack-ups have been scrapped since the end of 2013, equivalent to 6% of the total fleet, and currently there are 74 cold stacked units that are 30 years old or older, which are prime scrapping candidates. In the next 18 months 78 units that are 30 years old or older will be coming off contract with no follow on work identified which represent additional scrapping candidates, however scrapping activity in the jack-up segment is subdued relative to the floater segment due to the lower cost of stacking and classing these units.

The current newbuilding orderbook stands at approximately 102 units. In 2017, 39 units are scheduled for delivery, with an additional 47 scheduled for 2018 and 16 in 2019 and beyond. Due to the subdued level of contracting activity it is likely that a significant number of newbuild orders will be delayed or cancelled until an improved market justifies taking delivery.

The above overview of the various offshore drilling sectors is based on historical market developments and current market conditions. Future markets conditions and developments cannot be predicted and may materially differ from our current expectations.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season and loop currents for our operations in the Gulf of Mexico, the winter season in offshore Norway, West of the Shetlands and Canada, and the monsoon season in Southeast Asia.

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2016 our largest customers were:

•	Total, which accounted for approximately 18% of our revenues;

•	Petrobras, which accounted for approximately 17% of our revenues;

•	LLOG, which accounted for approximately 13% of our revenues;

•	ExxonMobil, which accounted for approximately 13% of our revenues; and

•	Statoil, which accounted for approximately 10% of our revenues.

Our contract backlog, as of April 21, 2017, totaled approximately $3.6 billion. Of the total contract backlog, $1.6 billion is attributable to our semi-submersible rigs and drillships and $2.0 billion attributable to our jack-up units. We expect approximately $2.9 billion of our contract backlog to be realized in the remainder of 2017. Contract backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Contract backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In light of the current environment, we are encountering, and may in the future encounter, situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer’s convenience, an early termination fee is typically payable to us, in accordance with the terms of the drilling agreement. While we are confident that our contract terms are enforceable, we may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties. Please refer to “Item 3. Key Information—D. Risk Factors—Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “—Our contract backlog for our fleet of drilling units may not be realized.”

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to small locally-owned companies.

The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products, the availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions. For example, contracts in shallow waters for jack-up rig activities are shorter term, so a deterioration or improvement in market conditions for such units tends to quickly impact revenues and cash flows from those operations. On the other hand, contracts in deepwater for semi-submersible rigs and drillships tend to be longer term, so a change in market conditions tends to have a more delayed impact. Accordingly, short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

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

a) Physical Damage Insurance

We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet; currently, a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

We purchase insurance to cover operating deepwater drilling units, harsh environment jack-ups, and one semi tender belonging to Seadrill Partners, for loss of revenue in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. Our self-insured retentions under the loss of hire insurance are up to 60 days after the occurrence of the physical damage, plus up to 25% of the daily loss of hire after the 60 day period. Thereafter we are compensated for loss of revenue up to 180 days or 290 days depending on the rig. We retain the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance

We purchase protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims between $200 million and $750 million depending on the type of drilling rig and area of operation, per event and in the aggregate.  We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance or up to $500,000 for claims made in the United States.

d) Windstorm Insurance

We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes Loss of Hire. We have renewed our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2017 through April 30, 2018.

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Company and Industry – Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose to us liability, or limit our drilling activity.”

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

The agreed minimum standard requirements allow a drilling unit or ship to work worldwide. However, some flag states are working outside of these international conventions and for those flag states a drilling unit or ship will not be able to work worldwide.

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

Environmental Laws and Regulations

These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection.

In April 2016, the BSEE issued a final rule on well control regulations that set new and revised safety and operational standards for owners and operators of offshore wells and facilities.  Among other requirements, the new regulation sets standards for BOPs that include baseline requirements for their design, manufacture, inspection and repair, requires third-party verification of the equipment, and calls for real-time monitoring of certain drilling activities, and sets criteria for safe drilling margins, to name just a few of the many requirements.  These new regulations grow out of the findings made in connection with the Deepwater Horizon incident and include a number of requirements that will add to the costs of exploring for, developing and producing of oil and gas in offshore settings.

In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See “Item 3 Key Information – D. Risk Factors – Risks Relating to Our Company and Industry – We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Safety Requirements

Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause us to incur cost and may result in additional downtime for our drilling units in the U.S. Gulf of Mexico. Please see “Item 3 Key Information – D. Risk Factors – Risks Relating to Our Company and Industry – The aftermath of the moratorium on offshore drilling in the Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.”

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

Local Content Requirements

Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria, and local content requirements in relation to drilling unit construction contracts in which we are participating in Brazil. In October 2016, it was reported that Brazil could lessen local content rules. Although these requirements have not had a material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

Other Laws and Regulations

In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of, and operation of, drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment.

C.	ORGANIZATIONAL STRUCTURE

Please see “Item 4. Information on the Company – A. History and Development of the Company” for further information on the Seadrill Limited group of companies.

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or have contracted for delivery as of April 21, 2017. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information on our newbuilding program.

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry

Jack-up rigs
West Epsilon (2)	1993	400	30,000	Norway	available
West Resolute	2007	350	30,000	Sharjah, U.A.E.	available
West Prospero	2007	400	30,000	Malaysia	available
West Vigilant	2008	350	30,000	Malaysia	available
West Ariel	2008	400	30,000	Republic of Congo	February 2018
West Triton	2008	375	30,000	Sharjah, U.A.E.	available
West Freedom	2009	350	30,000	Venezuela	September 2017
West Cressida	2009	375	30,000	Thailand	available
West Mischief	2010	350	30,000	Abu Dhabi	December 2017
West Callisto	2010	400	30,000	Saudi Arabia	November 2018
West Leda	2010	375	30,000	Malaysia	available
West Elara (2)	2011	450	40,000	Norway	October 2027
West Castor	2013	400	30,000	Mexico	December 2019
West Telesto	2013	400	30,000	Malaysia	available
West Tucana	2013	400	30,000	Angola	June 2017
AOD-1 (3)	2013	400	30,000	Saudi Arabia	June 2019
AOD-2 (3)	2013	400	30,000	Saudi Arabia	June 2019
AOD-3 (3)	2013	400	30,000	Saudi Arabia	December 2019
West Linus (2) (5)	2014	450	40,000	Norway	December 2028
West Titan (1)	2017	400	30,000	Dalian Shipyard (China)
West Proteus (1)	2017	400	30,000	Dalian Shipyard (China)
West Rhea (1)	2017	400	30,000	Dalian Shipyard (China)
West Hyperion (1)	2017	400	30,000	Dalian Shipyard (China)
West Tethys (1)	2018	400	30,000	Dalian Shipyard (China)
West Umbriel (1)	2018	400	30,000	Dalian Shipyard (China)
West Dione (1)	2018	400	30,000	Dalian Shipyard (China)
West Mimas (1)	2018	400	30,000	Dalian Shipyard (China)

Semi-submersible rigs
West Alpha (2)	1986	2,000	23,000	Norway	available
West Venture (2)	2000	2,600	30,000	Norway	available
West Phoenix (2)	2008	10,000	30,000	United Kingdom	October 2017
West Hercules (5)	2008	10,000	35,000	Norway	available
West Taurus (5)	2008	10,000	35,000	Spain	available
West Eminence	2009	10,000	30,000	Spain	available
Sevan Driller (4)	2009	10,000	40,000	Singapore	available
West Orion	2010	10,000	35,000	Namibia	available
West Pegasus	2011	10,000	35,000	Mexico	available
West Eclipse	2011	10,000	40,000	Angola	June 2018
Sevan Brasil (4)	2012	10,000	40,000	Brazil	July 2018

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry
Sevan Louisiana (4)	2013	10,000	40,000	USA	May 2017
Sevan Developer (1)(4)	2017	10,000	40,000	Cosco Shipyard (China)

Drillships
West Navigator (2)	2000	7,500	35,000	Norway	available
West Gemini	2010	10,000	35,000	Angola	October 2017
West Tellus	2013	12,000	40,000	Brazil	October 2019
West Neptune	2014	12,000	40,000	USA	December 2017
West Jupiter	2014	12,000	40,000	Nigeria	December 2019
West Saturn	2014	12,000	40,000	Liberia	available
West Carina	2015	12,000	40,000	Brazil	June 2018
West Draco (1)	2017	12,000	40,000	Samsung Heavy Industries (South Korea)
West Dorado (1)	2017	12,000	40,000	Samsung Heavy Industries (South Korea)
West Aquila (1)	2018	12,000	40,000	DSME Shipyard (South Korea)
West Libra (1)	2019	12,000	40,000	DSME Shipyard (South Korea)

(1)	Newbuild under construction or in mobilization to its first drilling assignment.

(2)	Owned by our subsidiary NADL, in which we own 70.4% of the outstanding shares.

(3)	Owned by AOD, in which we own 66.2% of the outstanding shares.

(4)	Owned by Sevan Drilling, in which we own 50.1% of the outstanding shares.

(5)
Owned 100% by Ship Finance and leased back under bareboat charter agreements. These are consolidated in our Consolidated Financial Statements as VIEs. Please see Note 35 "Variable interest entities" of our Consolidated Financial Statements included herein for more information. The West Linus is 100% owned by Ship Finance and leased back to NADL.

Available drilling units include drilling units that may be cold or warm stacked.

The total book value of our drilling units and newbuildings as at December 31, 2016 was $14,276 million and $1,531 million respectively, including shared capital spares.

In addition, NADL has agreed with Jurong to, among other things, delay taking delivery of the West Rigel until June 2017, at which point, if NADL has not secured acceptable employment for the rig, it will be sold into a joint asset holding company with Jurong. The West Rigel is classified as an asset held of sale as at December 31, 2016.

In addition to the drilling units listed above, as at December 31, 2016, we have buildings, plant and equipment with a net book value of $41 million, including office equipment. Our offices, including Stavanger and Oslo in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates, and Aberdeen, Liverpool and London in the United Kingdom are leased and the aggregate office operating costs were $17 million in 2016.

We do not have any material intellectual property rights.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Item 3. Key Information—A. Selected Financial Data,” “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company.” Furthermore, the information below has been adjusted to reflect the impact of the restatement on our Consolidated Financial Statements as described in “Note 39 – Restatement of Previously Issued Financial Statements” included in this annual report on Form 20-F. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information".

Overview

We provide drilling and related services to the offshore oil and gas industry. The split of our organization into segments has historically been based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We currently operate in the following 3 operating segments.

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

•	Other operations include management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on the internal reporting structure we have in place for reporting to our executive management and the Board. The accounting principles for the segments are the same as for our Consolidated Financial Statements.

Our Fleet
The following table summarizes the development of our fleet of drilling units (excluding newbuildings) for the periods presented, based on the dates when the units began operations:

	Jack-up rigs	Floaters		Total units
Unit type		Drillships	Semi-submersible rigs
December 31, 2014	24	7	12	43
additions	—	1	—	1
(disposals)	(5)	(1)	—	(6)
December 31, 2015	19	7	12	38
additions	—	—	—	—
(disposals)	—	—	—	—
December 31, 2016	19	7	12	38

Additions of drilling units relate primarily to the completion of our newbuildings in 2015.

The disposals in 2015 related to the deconsolidation of five jack-up rigs relating to SeaMex on March 10, 2015, and the disposal of the West Polaris to Seadrill Partners on June 19, 2015. There were no disposals of drilling units in 2016.

Factors Affecting Our Results of Operations
The principal factors that we believe have affected our results and are expected to affect our future results of operations and financial position include:

•	our ability to successfully employ our drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	the number and availability of our drilling units;

•	fluctuations and the current decline in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of our drilling units;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime;

•	mark-to-market changes in interest rate swaps, including changes in counterparty credit risk;

•	foreign currency exchange gains and losses;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal;

•	the impairment of goodwill, investments, drilling units and other assets;

•	gains on disposals of assets;

•	interest and other financial items;

•	acquisitions and divestitures of businesses and assets;

•	tax expenses; and

•	the deconsolidation of subsidiaries.

Please see “Item 3. Key Information-Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial Terms and Concepts

Revenues
In general, our drilling units are contracted for a period of time to provide offshore drilling services at an agreed dayrate. A unit generally will be stacked if it has no contract in place. Dayrates are volatile and can vary depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the economic utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption. Furthermore, our dayrates may be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or the requested suspension of services by the client and other operating factors.

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

Other revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date, favorable and unfavorable contracts, related party revenues and external management fees. Early termination fees are recognized as and when any contingencies or uncertainties associated with our rights to receive are resolved and favorable and unfavorable drilling contracts are recognized at fair value at the date of acquisition. Related party revenues relate to management support and administrative services provided to our associates. External management fees relate to operational, administrative and support services we provide to third parties.

Please see Note 4 "Other revenues" of our Consolidated Financial Statements included herein for a detailed description of our other revenues.

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

Operating Expenses
Our operating expenses consist primarily of vessel and rig operating expenses, amortization of favorable contracts, reimbursable expenses, the impairment of goodwill and drilling units, depreciation and amortization, and general and administrative expenses.

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

•
Amortization of favorable contracts relates to the amortization of favorable drilling contracts which are recorded as an intangible asset at fair value on the date of acquisition. The amounts of these assets are amortized on a straight-line basis over the estimated remaining contractual period.

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

•
Depreciation and amortization expenses are based on the historical cost of our drilling units and other equipment. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is thirty years. Costs related to periodic surveys of drilling units are capitalized as part of drilling units and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

•
General and administrative expenses include the costs of our corporate and regional offices in various locations, legal and professional fees, property cost as well as the remuneration and other compensation of our officers, directors and employees engaged in the management and administration of the Company.

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

•
Gains/losses recognized on derivative financial instruments reflect various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements and other derivative financial instruments, and the net settlement amount paid or received on swap agreements. Any related changes in fair value as a result of changes in our own and counterparty credit risk may have a significant impact on our results of operations and financial position.

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

Critical Accounting Estimates
The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable.  Our critical accounting estimates are important factors to our financial condition and results of operations, and require us to make subjective or complex assumptions or estimates about matters that are uncertain.  Our significant accounting policies are discussed in Note 2 "Accounting Policies” to our Consolidated Financial Statements included herein. We believe that the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements. In addition, there are other items in our Consolidated Financial Statements that require estimation.

Drilling Units
The carrying amount of our drilling units is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. At December 31, 2016 and 2015, the carrying amount of our drilling units was $14 billion and $15 billion, representing 66% and 64% of our total assets, respectively.

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

During the years ended December 31, 2016, and 2015 we identified indicators that the carrying value of our drilling units may not be recoverable. Market indicators included the reduction in new contract opportunities, fall in market dayrate and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result, we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded for the years ended December 31, 2016, and 2015.

With regard to older drilling units which have relatively short remaining estimate useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of drilling units, which could materially affect our results of operations. If market supply and demand conditions in the ultra-deepwater offshore drilling sector do not improve it is likely that we will be required to impair certain drilling units.

Impairment of Equity Method Investments and Marketable Securities
We assess our equity method investments and marketable securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period which may have a significant adverse effect on the carrying value of the investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until the equity method investee is sold.

The deteriorating market conditions in the oil and gas industry, as well as the supply and demand conditions in the industry we operate, are considered to be indicators of impairment. We have determined the length and severity of the deterioration of market conditions affecting our investments to be representative of an other than temporary impairment for the years ended December 31, 2016 and 2015. During 2016, we recognized a total impairment loss of $895 million (2015: $1,285 million).
The evaluation of whether a decline in fair value is “other than temporary” requires a high degree of judgment and the use of different assumptions that could materially affect our earnings, as described below.

The fair value of equity method investments (Seadrill Partners - direct ownership interest and interest in subordinated units) was derived using an income approach which discounts future free cash flows, or the DCF model. The estimated future free cash flows associated with the investments are primarily based on expectations around applicable dayrates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, and applicable tax rates. The fair value of investments accounted for using the cost method (Seadrill Partners - Seadrill member interest and IDRs) was determined using a Monte Carlo simulation method, or the Monte Carlo Model. The assumptions used in the Monte Carlo Model were derived from both observable and unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and the share price of the common units as at the deconsolidation date. We employ significant judgment in developing these estimates and assumptions.
The use of different assumptions would likely have a material impact on the impairment charge recognized and our consolidated statement of operations. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.
Please refer to Note 8 "Impairment loss on marketable securities and investment in associated companies" to our Consolidated Financial Statements included herein for further information on the various estimates and assumptions used for calculating the loss on impairment of equity method investments and marketable securities.
The table below summarizes the total impairments of investments made during the years ended December 31, 2016 and 2015:

(In $ millions)	Year ended December 31, 2016	Year ended December 31, 2015
		(Restated)
Impairments of marketable securities
Seadrill Partners - Common units	153	574
SapuraKencana	—	178
Total impairment of marketable securities investments (reclassification from OCI)	153	752

Impairments of investment in associated companies
Seadrill Partners - Total direct ownership investments	400	302
Seadrill Partners - Subordinated units	180	125
Seadrill Partners - Seadrill Member Interest and IDRs	73	106
SeaMex	76	—
Sete Brasil Participacoes SA	13	—
Total impairment of investments in associated companies	742	533

Total impairment of investments	895	1,285

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

As at September 30, 2015 our management determined that our investment in Seadrill Partners’ common units was “other than temporarily impaired” due to the length and severity of the reduction in value below historical cost. As a result we have impaired our investment, recognizing an impairment charge of $574 million within “loss on impairment of investments” in our consolidated statement of operations. This impairment charge represents a reclassification of losses previously recognized within “other comprehensive income/(loss).” The amount reclassified out of “accumulated other comprehensive income” into earnings was determined on the basis of average cost.

During the period between September 30, 2015 and September 30, 2016, Seadrill Partners’ unit price fell by approximately 62%, on both a spot price and trailing three-month average basis.

As at September 30, 2016, we determined that our investment in Seadrill Partners’ common units was “other than temporarily impaired” due to the length and severity of the reduction in value below historical cost. As a result we have impaired our investment, recognizing an impairment charge of $153 million within “loss on impairment of investments” in our consolidated statement of operations. This impairment charge represents a reclassification of losses previously recognized within “other comprehensive income/(loss).” The amount reclassified out of “accumulated other comprehensive income” into earnings was determined on the basis of average cost.

During the three months ended December 31, 2016, Seadrill Partners’ unit price increased from approximately $3.53 at September 30, 2016 to $4.20 at December 31, 2016. As at December 31, 2016, an unrealized gain of $17 million had been recognized in “accumulated other comprehensive income,” as a result of re-measuring the value of our investment in the common units of Seadrill Partners to the market price as at December 31, 2016.

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of equity method investment
While our investments in Seadrill Partners that are held under the equity method are not publicly traded, the reduction in value of the publicly traded common units is considered to be an indicator of impairment.

As at September 30, 2015 and 2016, we determined the length and severity of the reduction in value of the traded units to be representative of an “other than temporary impairment.” As such we have measured and recognized an “other than temporary impairment” of our investment in the subordinated units and direct ownership interests as at September 30, 2015 and 2016. The fair value of these investments was derived using the DCF model. The estimated future free cash flows associated with the investments are primarily based on expectations around applicable dayrates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 8.5% in 2015 and 9.5% in 2016, which was relevant to the investee. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was cross-checked against the market price of Seadrill Partners’ common units. We evaluated the difference by reviewing the implied control premium compared to other market transactions within the industry. We deem the implied control premium to be reasonable in the context of the data considered.

The assumptions used in the DCF model were derived from significant unobservable inputs (representative of Level 3 inputs for Fair Value Measurement) and are based on management’s judgments and assumptions available at the time of performing the impairment test. We employ significant judgment in developing these estimates and assumptions including the following:

•	forecast dayrates for our drilling contracts;

•	utilization rates;

•	operating costs and overheads;

•	estimated annual capital expenditure, cost of rig replacement and/or enhancement programs;

•	estimated maintenance, inspections or other costs associated with a rig after completion/termination of the contract;

•	remaining useful life of each rig; and

•	estimated tax rates.

The underlying assumptions and assigned probabilities of occurrence for utilization and dayrate scenarios were developed using a methodology that examines historical data for each rig, which considers the rig’s age, rated water depth and other attributes and then assesses its future marketability in light of the current and projected market environment at the time of assessment. Other assumptions, such as operating, maintenance and inspection costs, are estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment. Management’s assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported. Management’s assumptions involve uncertainties about future demand for our services, dayrates, expenses and other future events, and management’s expectations may not be indicative of future outcomes. Significant unanticipated changes to these assumptions could materially alter our analysis in testing an asset for potential impairment.

We compared the carrying value of each rig to its relative recoverable value determined using undiscounted cash flow projections for each rig. For each rig with a carrying value in excess of its undiscounted cash flows, we computed its impairment based on the difference between the carrying value and fair value of the rig.

As at September 30, 2015, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million. As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million. We have recognized this impairment of the investments within “loss on impairment of investments” in our consolidated statement of operations for the year ended December 31, 2015 and 2016.

Seadrill Partners - Member interest - Impairment of cost method investments
We also hold the Seadrill member interest, or Seadrill Member Interest, which is a 0% non-economic interest, and which holds the rights to 100% of the incentive distribution rights, or IDRs, of Seadrill Partners. The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of our interest in the Seadrill Member Interest and the attached IDRs at deconsolidation in January 2014, was determined using a Monte Carlo simulation method, or the Monte Carlo Model.

The assumptions used in the Monte Carlo Model were derived from both observable and unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and the share price of the common units as at the deconsolidation date. We employ significant judgment in developing these estimates and assumptions. The use of different assumptions would likely have a material impact on the impairment charge recognized and our consolidated statement of operations. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.

As at September 30, 2015 and 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill Member Interest. The fair value was determined using the Monte Carlo Model, updated for applicable assumptions as at September 30, 2015 and 2016. As at September 30, 2015, the carrying value of the investment was found to exceed the fair value by $106 million. As at September 30, 2016, the carrying value of the investment was found to exceed the fair value by $73 million. We have recognized this impairment within “loss on impairment of investments” in our consolidated statement of operations for the year ended December 31, 2015 and 2016.

SeaMex - Impairment of investment in associated companies
We have measured and recognized an other than temporary impairment of the investment in SeaMex as at September 30, 2016.
The fair value was derived using the DCF model. The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The carrying value of the investment was found to exceed the fair value by $76 million. We have recognized this impairment of the investments within “Loss on impairment of Investments” in the Statement of Operations.

The assumptions used in the DCF models were derived from unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The significant assumptions and estimate used in the model are discussed in detail under "Seadrill Partners - Subordinated units and direct ownership interests - Impairment of equity method investment" above. We employ significant judgment in developing these estimates and assumptions. The use of different assumptions, particularly with regard to the most sensitive assumptions concerning estimated future dayrates and utilization and the assumed market participant discount rate, would have a material impact on the impairment charge recognized and our consolidated statement of operations. In addition, if actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.

SapuraKencana - Impairment of marketable securities
During the period from September 30, 2014, to September 30, 2015, SapuraKencana’s share price fell by approximately 45% as a result of deteriorating market conditions in the oil and gas industry. Between June 30, 2015 and September 30, 2015, the value of the investment fell by approximately 20% as a result of the declining share price and U.S. dollar to Malaysian ringgit exchange rate. At September 30, 2015, we determined that our investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.

As at September 30, 2015, we recognized an impairment charge of $178 million within “loss on impairment of investments.” This impairment charge represents a reclassification of losses previously recognized within “other comprehensive income.” The amount reclassified out of “accumulated other comprehensive income” into earnings was determined on the basis of average cost.

An additional restated net impairment charge was recognized to bring the carrying value of the asset to the realizable value of $195 million as at December 31, 2015. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations. The total investment impairment charge for SapuraKencana recognized in the restated year ended December 31, 2015 was $178 million.

On April 27, 2016, we sold our entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Financial Instruments - Derivative valuations
We recently reviewed our fair value accounting principles under ASC 820 - Fair Value Measurements relating to our interest rate and cross currency swap portfolio, and determined we had not appropriately included counterparty credit risk in our fair value measurements relating to the above derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of our interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in our credit risk and counterparty credit risk are recognized in the Consolidated Statements of Operations in the line item “(Loss)/gain on derivative financial instruments”. Following this review, we determined a restatement of our previously issued financial statements was required in order to correctly reflect the counterparty credit risk in our derivative valuations. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate which assumes the proportion of value recovered, given an event of default.

Please refer to Note 32 "Risk management and financial instruments" for further information on the derivatives valuations and Note 39 "Restatement of previously issued Financial Statements" for further information on the effects of the restatement.

Goodwill
We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually, usually as at December 31, for each reporting segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that our reporting units are the same as our operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.

We fully impaired the book value of our goodwill in the financial period ended September 30, 2015, recognizing an impairment charge of $563 million. We first assessed the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows. Our estimated future free cash flows are primarily based on our expectations around dayrates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%. The assumptions used in our estimated cash flows were derived from unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the goodwill impairment test. For each of our last annual impairment review and the interim review of goodwill, we elected to bypass the qualitative assessment given the decline in market conditions in the offshore drilling industry and performed the two-step goodwill impairment test.

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

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards
The following is a summary of the recently adopted accounting standards that we believe are most relevant to our Consolidated Financial Statements.

In August 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regard to management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU is effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. We adopted this ASU effective December 31, 2016. We have evaluated the impact of this ASU and have disclosed the relevant effects in Note 1 "General Information" of our Consolidated Financial Statements included herein.

Please see Note 2 "Accounting policies" of our Consolidated Financial Statements included herein for the full list of recently adopted accounting standards.

Recently Issued Accounting Standards
The following is a summary of the recently issued accounting standards that we believe are most relevant to our Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it continues to refine these requirements.

Please see Note 2 "Accounting policies" of our Consolidated Financial Statements included herein for a list of recently issued accounting standards, which may impact our Consolidated Financial Statements and related disclosures when adopted.

A.	RESULTS OF OPERATIONS (Restated)

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015

The following table sets forth our operating results (by segment) for 2016 and 2015 (as restated).

	Year ended December 31, 2016				Year ended December 31, 2015
					Restated
In US$ millions	Floaters	Jack- up rigs	Other	Total	Floaters	Jack- up rigs	Other	Total
Total operating revenues	2,212	865	92	3,169	2,906	1,293	136	4,335
(Loss)/gain on disposals	—	—	—	—	(243)	179	1	(63)
Contingent consideration realized	21	—	—	21	47	—	—	47
Total operating expenses (excluding impairment of long-lived assets)	(1,430)	(598)	(92)	(2,120)	(1,807)	(808)	(122)	(2,737)
Loss on impairment of long-lived assets	(44)	—	—	(44)	(563)	—	—	(563)
Operating income	759	267	—	1,026	340	664	15	1,019
Interest expense				(412)				(415)
Impairment of investments				(895)				(1,285)
Other financial items				325				254
Income/ (loss) before taxes				44				(427)
Income taxes				(199)				(208)
Net loss				(155)				(635)

Total operating revenues

In US $millions	2016	2015	Change
Floaters	2,212	2,906	(24)%
Jack-up rigs	865	1,293	(33)%
Other	92	136	(32)%
Total operating revenues	3,169	4,335	(27)%

Total operating revenues were $3.2 billion for 2016, compared to $4.3 billion in 2015, a decrease of $1.1 billion, or 27%. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenues. The decrease in total operating revenues compared to 2015 was primarily driven by an increase in the number of idle rigs and reductions in certain operating dayrates, partly offset by improved economic utilization on the rigs that were operating.

Total operating revenues in the floaters segment were $2.2 billion in 2016 compared to $2.9 billion in 2015, a decrease of $0.7 billion, or 24%. The decrease primarily resulted from the increase in the number of idle rigs and reductions in certain operating dayrates. There were nine floaters operating at the end of 2016, compared to 14 operating at the end of 2015. In addition we disposed of the West Polaris to Seadrill Partners in June 2015. The average dayrates earned by our floaters was approximately $400,000 during 2016 compared to $441,000 during 2015. The decrease in the number of operating units and dayrates was partly offset by higher economic utilization on our floaters of 97% in 2016 compared to 91% in 2015. We also received the early termination fee for the West Hercules of $66 million, of which $58 million was recognized in 2016.

Total operating revenues in the jack-up rigs segment were $0.9 billion in 2016 compared to $1.3 billion in 2015, a decrease of $0.4 billion, or 33%. The decrease was primarily due to the increase in the number of idle rigs and reductions in certain operating dayrates. There were 12 jack-ups operating at the end of 2016 compared to 14 operating at the end of 2015. In addition the five jack-ups relating to SeaMex were deconsolidated in March 2015. The average dayrates earned by our jack-ups was approximately $159,000 during 2016 compared to $198,000 during 2015. The decrease in number of operating units and dayrates was partly offset by higher economic utilization on our jack-ups of 98% in 2016 compared to 97% in 2015. We also recognized the early termination fee for the West Epsilon of $11 million in 2016.

The following table summarizes our average dayrates and economic utilization percentage by rig type for the periods indicated:

	Year ended December 31,
	2016		2015
	Average dayrates ($) (1)	Economic utilization (%) (2)	Average dayrates ($) (1)	Economic utilization (%) (2)
Floaters	400,000	97	441,000	91
Jack-up rigs	159,000	98	198,000	97

(1)	Average dayrates are the weighted average dayrates for each type of unit, based on the actual days available for each unit of that type, while on contract.

(2)
Economic utilization is calculated as the total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period, for the rigs that are on contract.

(Loss)/gain on disposals

In 2016 we did not record any material gains or losses on the disposal of assets. In 2015, we recorded a net loss of $239 million relating to the loss on disposals of the West Polaris, and the newbuilding West Mira which was cancelled, and the newbuilding West Rigel which is now classified as held for sale. The loss was partially offset by a gain of $181 million on the disposal of our five jack-up rigs to SeaMex.

Contingent consideration realized

In 2016 we recorded contingent consideration realized of $21 million (2015: $47 million) relating to the disposals of the West Polaris and West Vela.

Total operating expenses (excluding loss on impairment of long-lived assets)

In US$ millions	2016	2015	Change
Floaters	1,430	1,807	(21)%
Jack-up rigs	598	808	(26)%
Other	92	122	(25)%
Total operating expenses (excluding loss on impairment of long-lived assets)	2,120	2,737	(23)%

Total operating expenses, excluding loss on impairment of long-lived assets, were $2.1 billion in 2016 compared to $2.7 billion in 2015, a decrease of $0.6 billion or 23%. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. The decrease in operating expenses resulted from our cost-cutting measures and reduced number of drilling units in operation in 2016 as compared to 2015.

Total operating expenses, excluding loss on impairment of long-lived assets, for the floaters segment were $1.4 billion in 2016 compared to $1.8 billion in 2015, a decrease of $0.4 billion, or 21%. This decrease was mainly related to the decrease in the number of operating units and implementation of our cost saving program.

Total operating expenses, excluding loss on impairment of long-lived assets, for the jack-up rigs segment were $0.6 billion in 2016 compared to $0.8 billion in 2015, a decrease of $0.2 billion, or 26%. This decrease was mainly related to the decrease in the number of operating units and implementation of our cost saving program.

Other operating expenses predominately relate to costs associated with the provision of management services to external parties and related parties.

Loss on impairment of long-lived assets

There was no goodwill impairment charge for 2016, however a total of $44 million of impairments were recorded against the West Mira, following the settlement of the arbitration, as well as other impairments as a result of revisions to costs capitalized in our capital spares pool. In 2015, we fully impaired the book value of our goodwill of our floaters segment, recognizing a charge of $563 million.

Interest expense

Interest expense was $412 million in 2016 compared to $415 million in 2015, a decrease of $3 million, or 1%. The decrease is consistent with the decrease in interest bearing debt, which contributed a gross interest expense decrease of $24 million. This has been offset by the reduction in interest capitalized on our newbuildings of $21 million, which has increased the interest expense.

Other financial items

Other financial items, excluding interest expense, reported in the Statement of Operations include the following items:

In US$ millions	2016	2015
		Restated
Interest income	66	67
Share in results of associated companies (net of tax)	283	192
Loss on impairment of investments	(895)	(1,285)
Loss on derivative financial instruments	(74)	(150)
Net gain on debt extinguishment	47	8
Foreign exchange gain	18	63
Gain on sale of tender rig business	—	22
Other financial items and other (expense)/income, net	(15)	52
Total financial items and other income/(expense), net	(570)	(1,031)

Share in results from associated companies was an income of $283 million in 2016 compared to income of $192 million (as restated) in 2015. The income mainly comprises our share of income from Seadrill Partners, as well as SeaMex, Seabras Sapura and Archer. The increase is primarily due to the increased share of income from Seabras Sapura as its operations have continued to grow year on year, and SeaMex which was deconsolidated from March 2015.

During 2016 we recorded an other than temporary impairment of investments of $895 million, compared to a restated loss on impairment of $1,285 million in 2015. The impairments relate to our investments in Seadrill Partners in both years, as well as SeaMex in 2016 and SapuraKencana in 2015. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies" to our Consolidated Financial Statements included herein for further discussion.

Following a review of our fair value accounting principles under U.S. GAAP applied to our interest rate and cross currency swap portfolio, we determined that we had not appropriately included counterparty credit risk in our fair value measurements applied to these hedging instruments. Consequently, we determined that a restatement of our previously reported financial results for the year ended December 31, 2015 was required in order to correctly reflect the counterparty credit risk in our derivative valuations. Please refer to “Note 39 – Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F for additional information on the restatement. The loss on derivative financial instruments was $74 million in 2016, compared to a loss of $150 million (as restated) in 2015. The loss in 2016 was mainly related to a loss of $48 million on our interest rate swap agreements and losses of $20 million on our cross-currency interest swaps due to unfavorable movement in swap interest rates during the year and a loss on our total return swap, or TRS, agreements of $6 million. The loss in 2015 (as restated) was mainly related to a loss of $104 million on our interest rate swap agreements and losses on our cross-currency interest rate swaps of $7 million due to unfavorable movements in our interest rate swap agreements and a loss on our TRS agreements of $27 million, losses on foreign exchange swap agreements of $9 million and a loss on other derivatives of $3 million.

Included in the results for 2016 is a gain of $47 million of debt extinguishment compared to a gain of $8 million in 2015, of which are both primarily related to the extinguishment of our convertible bonds.

Foreign exchange gains amounted to $18 million in 2016 compared to gains of $63 million in 2015. This was mainly due to the revaluation of our NOK-denominated bonds to the U.S. dollar.

Income taxes

Income tax expense was $199 million for the year ended December 31, 2016 compared to $208 million for the year ended December 31, 2015. Our effective tax rate was approximately 452% for the year ended December 31, 2016, compared to (48.7)% for the year ended December 31, 2015. This means that we continue to pay tax on local operations on lower consolidated profit, as compared to 2015 where there was a tax charge reported on an overall loss before tax inclusive of discrete items.  The 2016 rate and 2015 negative rate reflected no tax relief on the impairments or the derivative loss, as well as no tax chargeable on the disposal transactions.  This was due to these items largely falling within the zero tax rate on Bermuda companies.

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

Unrealized (loss)/gain on marketable securities, net

The net unrealized gain at December 31, 2016 was $17 million compared to a loss of $460 million (as restated) at December 31, 2015, presented in the statement of total comprehensive income. These unrealized gains in 2016 result from increases in the market capitalization of Seadrill Partners, whereas in 2015 losses were recorded on Seadrill Partners and SapuraKencana. During 2016, an amount of $153 million was reclassified to the Consolidated Statement of Operations because the investment in Seadrill Partners was considered to be other than temporary impaired, compared to a similar charge of $752 million in 2015. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies" to our Consolidated Financial Statements included herein for further discussion.

Fiscal Year Ended December 31, 2015 (as restated), Compared to Fiscal Year Ended December 31, 2014

The following table sets forth our operating results (by segments) for 2015 (as restated) and 2014.

	Year ended December 31, 2015					Year ended December 31, 2014
					Restated
In US$ millions	Floaters	Jack-up rigs	Tender Rigs	Other	Total	Floaters	Jack-up rigs	Tender Rigs	Other	Total
Total operating revenues	2,906	1,293	—	136	4,335	3,360	1,478	—	159	4,997
(Loss)/gain on disposal	(243)	179	—	1	(63)	632	—	—	—	632
Contingent consideration realized	47	—	—	—	47	—	—	—	—	—
Total operating expenses (excluding loss on impairment of long-lived assets)	(1,807)	(808)	—	(122)	(2,737)	(2,000)	(971)	—	(147)	(3,118)
Loss on impairment of long-lived assets	(563)	—	—	—	(563)	—	(232)	—	—	(232)
Operating income	340	664	—	15	1,019	1,992	275	—	12	2,279
Interest expense					(415)					(478)
Impairment of investments					(1,285)					—
Other financial items					254					2,305
(Loss)/ Income before taxes					(427)					4,106
Income taxes					(208)					(19)
Net (Loss)/ income					(635)					4,087
Total operating revenues

In US$ millions	2015	2014	Change
Floaters	2,906	3,360	(14)%
Jack-up rigs	1,293	1,478	(13)%
Other	136	159	(14)%
Total operating revenues	4,335	4,997	(13)%

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

Total operating revenues in the floaters segment were $2.9 billion in 2015 compared to $3.4 billion in 2014, a decrease of $0.5 billion, or 14%. A decrease of $0.7 billion resulted from the decrease in the number of drilling units in operation during 2015 compared to 2014 mainly from the West Navigator, West Taurus, West Eclipse, West Eminence and West Venture coming off contract in 2015 and being stacked. In addition, dayrates were reduced on West Phoenix, West Pegasus and West Alpha contributing $0.2 billion of the reduction. A similar amount of decrease was attributable to the disposal of West Vela and West Polaris to Seadrill Partners. This decrease was partially offset by an increase of $0.8 billion resulting from the full-year effect of West Neptune, West Saturn and West Jupiter, each of which began operations in late 2014, the full-year effect of the Sevan Louisiana, which began operations in May 2014 and the West Carina, which began operations in June 2015.

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

The following table summarizes our average dayrates and economic utilization percentage by rig type for the periods indicated:

	Year ended December 31,
	2015		2014
	Average dayrates ($) (1)	Economic utilization (%) (2)	Average dayrates ($) (1)	Economic utilization (%) (2)
Floaters	441,000	91	488,771	92
Jack-up rigs	198,000	97	179,327	96

(1)
Average dayrates are the weighted average dayrates for each type of unit, based on the actual days available for each unit of that type, while on contract. Average dayrates for jack-up rigs on contract increased in 2015 due to a number of contracts at lower rates coming to an end and not being replaced.

(2)
Economic utilization is calculated as the total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period for the rigs that are on contract.

Other revenues predominately related to management fee income for the provision of management services to third and related parties.

(Loss)/gain on disposals

In 2015 we recorded a net loss of $63 million relating to the loss on disposals of the West Polaris, West Mira and West Rigel, which was partially offset by a gain of $181 million on the disposal of our five jack-up rigs to SeaMex. In 2014, we recorded a gain of $632 million on the sale of the drillships West Auriga and West Vela to Seadrill Partners.

Contingent consideration realized

In 2015 we recorded contingent consideration realized of $47 million (2014: nil) relating to the disposals of the West Polaris and West Vela.

Total operating expenses (excluding loss on impairment of long-lived assets)

In US$ millions	2015	2014	Change
Floaters	1,807	2,000	(10)%
Jack-up rigs	808	971	(17)%
Other	122	147	(17)%
Total operating expenses (excluding loss on impairment of long-lived assets)	2,737	3,118	(12)%

Total operating expenses, excluding loss on impairment of long-lived assets, were $2.7 billion in 2015 compared to $3.1 billion in 2014. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. The decrease in operating expenses is a result of our cost-cutting measures and the reduced number of drilling units in operation in 2015.

Total operating expenses, excluding loss on impairment of long-lived assets, for the floaters segment were $1.8 billion in 2015 compared to $2.0 billion in 2014, a decrease of $0.2 billion, or 10%. The decrease was due to a reduction in the number of rigs in operation and implementation of our cost-cutting program.

Total operating expenses, excluding loss on impairment of long-lived assets, for the jack-up rigs segment were $0.8 billion in 2015 compared to $1.0 billion in 2014, a decrease of $0.2 billion, or 17%. Operating costs decreased in 2015 due to the decrease in the number of rigs in operation and disposal of five jack-up rigs West Titania, West Oberon, West Defender, West Courageous and West Intrepid to SeaMex Limited in March 2015. However, these five jack-ups only began contracts in late 2014 and consequently had relatively limited impact. The decrease was also partially offset by a full year of operations for the West Linus, which began operations in May 2014.

Other operating expenses predominately relate to costs associated with the provision of management services to external parties and related parties.

Loss on goodwill impairment

In 2015 we fully impaired the book value of our goodwill relating to the floaters segment, recognizing a charge of $563 million. In 2014 we fully impaired the book value of our goodwill relating to the jack-up segment, recognizing a charge of $232 million.

Interest expense

Interest expense was $415 million in 2015 compared to $478 million in 2014, a decrease of $63 million, or 13%. This decrease is consistent with the decrease in interest-bearing debt.

Other financial items

Other financial items reported in the Statement of Operations include the following items:

In US$ millions	2015	2014
	Restated
Interest income	67	63
Share in results from associated companies (net of tax)	192	34
Loss on impairment of investments	(1,285)	—
Loss on derivative financial instruments	(150)	(497)
Net gain/(loss) on debt extinguishment	8	(54)
Foreign exchange gain	63	164
Gain on realization of marketable securities	—	131
Gain on deconsolidation of Seadrill Partners	—	2,339
Gain on sale of tender rig business	22	—
Other financial items and other (expense)/income, net	52	125
Total financial items and other (expense)/income, net	(1,031)	2,305

Share in results from associated companies was income of $192 million (as restated) in 2015 compared to an income of $34 million in 2014. The income in 2015 was mainly composed of our share of income from Seadrill Partners. The income in 2014 was mainly composed of our share of income from Seadrill Partners, which was partially offset by $88 million loss on our sale of a 28% limited partner interest in Seadrill Operating LP to Seadrill Partners.

During 2015 we recorded a loss on impairment of investments of $1,285 million (as restated), relating to our investments in Seadrill Partners and SapuraKencana. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies" and Note 39 "Restatement of previously issued financial statements" to our Consolidated Financial Statements included herein for further discussion.

Following a review of our fair value accounting principles under U.S. GAAP applied to our interest rate and cross currency swap portfolio, we determined that we had not appropriately included counterparty credit risk in our fair value measurements applied to these hedging instruments. Consequently, we determined that a restatement of our previously reported financial results for the year ended December 31, 2015 was required, in order to correctly reflect the counterparty credit risk in our derivative valuations. Please refer to "Note 39 – Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F for additional information on the restatement. The loss on derivative financial instruments was $150 million (as restated) in 2015, compared to a loss of $497 million in 2014. The loss in 2015 (as restated) was mainly related to a loss of $104 million on our interest rate swap agreements and losses of $7 million on our cross-currency interest swaps due to unfavorable movement in swap interest rates during the year and a loss on our TRS agreements of $27 million. The loss in 2014 was mainly related to a loss of $176 million on our interest rate swap agreements and losses on our cross-currency interest rate swaps of $171 million due to unfavorable movements in our interest rate swap agreements and a loss on our TRS agreements of $73 million, losses on foreign exchange swap agreements of $58 million and a loss on other derivatives of $19 million.

Foreign exchange gains amounted to $63 million in 2015 compared to gains of $164 million in 2014. This was mainly due to the revaluation of our NOK-denominated bonds to the U.S. dollar, which we believe will ultimately be favorable for us due to the weakening of the Norwegian kroner compared to the U.S. Dollar.

Included in the results for 2015 is a gain on debt extinguishment of $8 million compared to a loss of $54 million in 2014, primarily related to the extinguishment of our convertible bond in 2015. The loss in 2014 primarily relates to the incentive payment we made to holders of the convertible bonds.

Included in the results for 2014 is a gain on the realization of marketable securities of $131 million being recycled out of accumulated other comprehensive income into the income statement as a gain relating to the sale of shares in SapuraKencana. Please see Note 7 "Gain on realization of marketable securities" to our Consolidated Financial Statements included herein for further discussion.

Included in the results for 2014 is a gain on the deconsolidation of Seadrill Partners of $2,339 million. The gain represents the excess of the fair value of our investments in Seadrill Partners over the carrying value of our share of the net assets of Seadrill Partners deconsolidated. Please see Note 11 "Disposals of businesses and deconsolidation of subsidiaries" of our Consolidated Financial Statements included herein for further discussion.

Income taxes

Income tax expense was $208 million for the year ended December 31, 2015 compared to $19 million for the year ended December 31, 2014. The increase was mainly due to changes in uncertain tax positions taken in prior periods that were recognized during the year ended December 31, 2014.  Our effective tax rate was approximately (48.7)% for the year ended December 31, 2015, compared to 0.5% for the year ended December 31, 2014. This means that we continue to pay tax on local operations but reported an overall loss before tax inclusive of discrete items.  The negative rate reflects no tax relief on the impairments or the derivative loss, as well as no tax chargeable on the disposal gains.  This was due to these items largely falling within the zero tax rate on Bermuda companies, compared to 2014, when there was a prior year tax benefit related to the release of an uncertain tax position.

Certain of our Norwegian subsidiaries have been party to an ongoing dispute over a tax reassessment issued in October 2011 by the Norwegian tax authorities in regard to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency. In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court. The terms of the settlement agreement included us making a cash payment to the tax authorities for the settlement of revised reassessments agreed between the parties. Following the settlement of the uncertainties arising from these matters, we recognized a $94 million positive impact on our 2014 effective tax rate.

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

Unrealized (loss)/gain on marketable securities, net

The net unrealized loss at December 31, 2015 was $460 million (as restated) compared to a loss of $982 million at December 31, 2014, presented in the statement of total comprehensive income. These unrealized losses primarily result from reductions in the market capitalization of Seadrill Partners and SapuraKencana. During 2015, an amount of $741 million was reclassified to income because the marketable securities were considered to be other than temporary impaired, relating to Seadrill Partners and SapuraKencana. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies" and Note 39 "Restatement of previously issued financial statements" of our Consolidated Financial Statements included herein for further discussion.

B.	LIQUIDITY AND CAPITAL RESOURCES

Overview
We operate in a capital intensive industry. Historically our investment in newbuild drilling units, secondhand drilling units and our acquisition of other companies has been financed through borrowings from commercial banks and export credit agencies, cash generated from operations, and a combination of equity issuances, bond and convertible bond offerings. Our liquidity requirements relate to servicing and repaying our debt, funding investment in drilling units, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are generally received between 30 and 60 days in arrears, and most of our operating costs are paid on a monthly basis.

Our funding and treasury activities are conducted in accordance with our corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner and Brazilian Real.

This section discusses the most important factors affecting our liquidity and capital resources, including:

•	Summary of our borrowing activities;

•	Liquidity outlook;

•	Our newbuilding program;

•	Key financial covenants related to our borrowings; and

•	Sources and uses of cash;

Summary of our borrowing activities
As at December 31, 2016, we had total outstanding borrowings under our secured credit facilities of $7.3 billion, secured by, among other things, liens on our drilling units, and unsecured bonds outstanding of $2.3 billion. The amounts include the loans relating to the Ship Finance entities we consolidate into our consolidated financial statements as VIEs, totaling $0.9 billion. In addition, we had interest bearing debt of $0.3 billion under loan agreements with related parties.

We have issued a variety of secured and unsecured borrowings. Generally, the secured debt amortizes over a period of five to twelve years, with a balloon payment at maturity. The debt is secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our unsecured debt consists of bonds denominated primarily in U.S. dollars, but also in Norwegian Kroner and Swedish Kroner, with both fixed and floating rates of interest. For the floating bonds in NOK and SEK, we have entered into cross currency interest rate swaps to fix the interest and exchange rates to the dollar.

During the year ended December 31, 2016 external facility debt repayment totaled $1.1 billion, compared to $3.0 billion in 2015. In addition, in May and June 2016, we exchanged $105 million of par value of our outstanding $1.0 billion Senior Notes due 2017 for 15,684,340 new shares of our common stock. As a result of the exchange we recorded a $47 million gain on debt extinguishment.

In 2015 debt repayments included the maturity of our $700 million secured loan related to certain of our jack-up drilling units, the refinancing of our $450 million senior secured credit facility related to our acquisition of the West Eclipse facility, and maturity of our $350 million fixed interest bond, which was repaid at par. In addition, our $420 million senior secured credit facility relating to the West Polaris was also derecognized when the West Polaris was sold to Seadrill Partners, and on our deconsolidation of SeaMex the $150 million senior secured credit facility credit facility relating to the West Oberon was repaid. In 2015, we raised $1.5 billion of new external debt financing, which included our $950 million senior secured credit facility related to the West Carina and West Eclipse, and our $450 million senior secured facility for six jack-up drilling units.

As at December 31, 2016 we had a total of $386 million of undrawn revolving capacity under our existing credit facilities. Currently, however, we are restricted from drawing down on any of this capacity due to the amendments made to our secured facilities in April 2016. In April 2017, we cancelled the undrawn revolving capacity of our credit facilities.

The outstanding external debt as at December 31, 2016, gross of capitalized loan fees, is repayable as follows:

(In US$ millions)	2017	2018	2019	2020	2021	2022 and thereafter	Total
Total outstanding debt	3,230	2,480	2,893	1,005	—	—	9,608

Please refer to Note 23 "Long term debt" to our Consolidated Financial Statements included herein for further detailed information on our credit facilities and bonds.

Other sources of liquidity include loans we have provided to related parties including Seadrill Partners, SeaMex and Archer. Please see “Item 7 Major Shareholders and Related Party Transactions–B. Related Party Transactions” for more information. In addition we have a loan receivable from SapuraKencana relating to the deferred consideration for the disposal of the tender rig business to SapuraKencana in April 2013. The outstanding balance as at December 31, 2016 was $135 million. SapuraKencana are currently repaying an amount of $5 million plus interest per month and we expect to finalize an agreement whereby the entire amount is repaid by August 2018.

Liquidity Outlook
Our short-term liquidity requirements relate to servicing our debt amortization and repayments, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. We have historically relied on our cash generated from operations to meet our short term liquidity needs. However, as a result of the downturn in the offshore industry, we will be required to obtain additional liquidity to fully meet our short term liquidity requirements given debt repayments required in the period. These conditions indicate the existence of substantial doubt about the Company’s ability to continue as a going concern within the meaning of FASB’s ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.

Financial information in this report have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. Financial information in this report do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

On April 28, 2016, we entered into agreements with our banking group to amend the financial covenants on all of our secured credit facilities. In addition to the covenant waiver we also deferred the maturities of three facilities maturing prior to May 2017, significantly improving our liquidity profile. The $450 million senior secured credit facility, related to the West Eminence, was deferred from June 20, 2016 to December 31, 2016. The $400 million senior secured credit facility relating to four jack-up rigs was deferred from December 8, 2016 to May 31, 2017. The $2,000 million senior secured credit facility of our consolidated subsidiary, NADL, was deferred from April 15, 2017 to June 30, 2017. This agreement was one component of a broader effort to restructure our indebtedness and continues to provide a more stable platform from which to work with all parts of our capital structure to achieve a comprehensive restructuring plan.

On November 16, 2016, we reached an agreement with 100% of the lenders under the $450 million senior secured credit facility and the required majority of lenders under all of our other bank facilities to extend the $450 million senior secured credit facility maturity date from December 31, 2016 to April 30, 2017.

On April 4, 2017, we extended from June 30, 2017 to September 30, 2017 the expiration of covenant amendments and waivers of our secured credit facilities, which among other things, temporarily amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirement covenants therein. In addition, the maturity dates of the $450 million senior secured credit facility, the $400 million senior secured credit facility, and the $2,000 million senior secured credit facility for our consolidated subsidiary, NADL, have been extended until August 15, 2017, August 31, 2017 and September 14, 2017 respectively. These facilities have balloon payments on maturity of $278 million, $190 million, and $950 million respectively. The agreement also extended the milestone to implement a comprehensive restructuring plan from April 30, 2017 to July 31, 2017.

These extensions provide additional time for the Company to further advance the ongoing negotiations with its banks, potential new money investors, and the advisers to the ad hoc committee of bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. While no definitive terms have been reached, based on stakeholder and new money investor feedback, as well as our existing leverage, we currently believe that a comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that shareholders are likely to receive minimal recovery for their existing shares.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or Chapter 11 proceedings under the U.S. Bankruptcy Code, and we are preparing accordingly and have engaged financial advisers and legal counsel. The Company's business operations remain unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations.

Please refer to “Item 3. Key Information—D. Risk Factors—We are in ongoing comprehensive restructuring negotiations, which create significant uncertainty, which may result in impairment, losses or substantial dilution for stakeholders and which will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code.”

Our newbuilding program
In 2016 we spent $0.1 billion on newbuildings, drilling units, and equipment, compared to $0.9 billion 2015 and $2.9 billion in 2014. The reason for the reduction is due to the successful deferrals that we have negotiated as explained below.

At December 31, 2016, we had contractual commitments under thirteen newbuilding contracts totaling $4.1 billion. The deliveries currently contracted to take place in 2017 are the eight jack-up rigs from Dalian and the two drillships from Samsung. We have already successfully entered into deferral agreements with the shipyards as follows:

•
On January 22, 2015, we entered into an agreement with Dalian to defer the deliveries of eight jack-ups that were previously scheduled to be delivered in 2015 and 2016, to 2016 and 2017. On June 3, 2015, we entered into a second amendment with Dalian to defer the deliveries of four jack-ups that were previously due in 2016 to late 2016 and 2017. On April 18, 2016, we entered into agreements with Dalian to further defer the deliveries of all eight jack-ups under construction. On December 28, 2016, we entered into agreements with Dalian to further defer the deliveries of the first four jack-ups under construction. Following this latest deferral agreement, five units are now scheduled to be delivered in 2017, and three units in 2018. Upon technical completion, we expect to defer the actual delivery of each rig and compensate the yard for an agreed compensation for the extended period prior to the actual date of delivery of each rig.

•
On July 2, 2015, we entered into an agreement with Samsung to defer the deliveries of two ultra-deepwater drillships, the West Draco and the West Dorado from 2015 to the first quarter of 2017. As of April 21, 2017, the technical acceptance testing for the West Draco and the West Dorado have not yet been completed and we continue in discussions with Samsung regarding further deferrals.

•
On December 2, 2015, we signed an amendment with Jurong for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period originally lasted until June 2016 but has subsequently been amended to July 6, 2017. Following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the West Rigel, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the West Rigel and no alternative transaction is completed. Until the end of the deferral period, we will continue to market the unit for an acceptable drilling contract, and the West Rigel will remain at the Jurong shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the West Rigel during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company. As a result, we have concluded that the West Rigel should continue to be classified as “Held for Sale” as at December 31, 2016.

•
On January 15, 2016, we entered into an agreement with DSME to defer the delivery of two ultra-deepwater drillships, the West Aquila and West Libra, until the second quarter 2018 and first quarter of 2019, respectively.

•
On October 30, 2016, Sevan Drilling and Cosco agreed to exercise the third six-month option of the delivery deferral agreement for the Sevan Developer, which extended the deferral period to April 15, 2017. Sevan Drilling and Cosco have one remaining six-month deferral option available. On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.

The table below shows the maturity schedule for the newbuilding contractual commitments as of April 21, 2017, which reflects the recent deferral agreements with DSME, Samsung, Jurong, Cosco and Dalian, and assumes we exercise the remaining deferral option for the Sevan Developer with Cosco:

(In US$ millions)	2017	2018	2019	2020	2021	2022 and thereafter	Total
Newbuildings	2,180	1,398	520	—	—	—	4,098

Borrowings under our current credit facilities and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments for all of our newbuild drilling units, which currently total $4.1 billion as of April 21, 2017. We expect to finance the yard installments largely through secured bank financing. We expect to secure financing for the eventual deliveries at affordable terms and rates due to our past experience and successes. We are negotiating with our shipyards to further adjust delivery dates to meet contracting demands, as we have successfully done so previously, including the potential use of various deferral arrangements. We believe that we will reach negotiated solutions with the shipyards to further defer the deliveries and final installments that are due in 2017 and 2018 into later periods.

Key financial covenants related to our borrowings
May 2015 Amendments to Senior Secured Credit Facilities
In May 2015, we executed an amendment to the covenants contained in all of its senior secured credit facilities. Under the amended terms, the permitted leverage ratio was amended to the following:

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

In addition, as part of the amendments to the covenants contained in our senior secured credit facilities in May 2015, we are restricted from making dividend distributions, and repurchasing our own shares during the amendment period until January 1, 2017. However, this was further extended by the amendment described below.

April 2016 Amendments to Senior Secured Credit Facilities, as extended in April 2017
On April 28, 2016, we executed amendment and waiver agreements in respect of all of our senior secured credit facilities. We also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. On April 4, 2017, we reached an agreement to extend the covenant amendments and waivers from June 30, 2017 until September 30, 2017.

The key terms and conditions of these agreements are as follows:

•	Extensions:

◦
$450 million Senior Secured Credit Facility: The maturity of the $450 million senior secured credit facility, relating to the West Eminence, was extended from June 20, 2016 to December 31, 2016. In addition, the margin has been reset to 250 basis points. On November 16, 2016 the maturity date of the facility was extended further to April 30, 2017. On April 4, 2017, we reached an agreement to extend the maturity date to August 15, 2017.

◦
$400 million Senior Secured Credit Facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton was extended from December 8, 2016 to May 31, 2017. On April 4, 2017, we reached an agreement to extend the maturity date to August 31, 2017.

◦
$2,000 million Senior Secured Credit Facility: The maturity of the $2,000 million senior secured credit facility of our majority-owned subsidiary NADL was extended from April 15, 2017 to June 30, 2017. On April 4, 2017, we reached an agreement to extend the maturity date to September 14, 2017.

•	Key amendments and waivers:

◦
Equity ratio: We are required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until September 30, 2017.

•
Leverage ratio: We are required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and September 30, 2017.

•
Minimum-value-clauses: Our secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until September 30, 2017.

•	Minimum Liquidity: We have previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million until September 30, 2017.

•	Additional undertakings:

◦
Further process: We have agreed to consultation, information provision and certain processes in respect of further discussions with our lenders under our senior secured credit facilities. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

◦	Restrictive undertakings: We have agreed to additional near-term restrictive undertakings applicable during this process, including (without limitation) limitations in respect of:

▪	dividends, share capital repurchases and total return swaps;

▪	incurrence and maintenance of certain indebtedness;

▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

▪	acquisitions;

▪	dispositions;

▪	prepayment, repayment or repurchase of any debt obligations;

▪	granting security; and

▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:

◦	Undrawn availability: We have agreed to refrain from borrowing any undrawn commitments under our senior secured credit facilities.

◦	Fees: We have agreed to pay certain fees to our lenders in consideration of these extensions and amendments.

Please refer to Note 23 "Long term debt" to our Consolidated Financial Statements included herein for further information on our covenants contained within our credit facilities and bonds.

Please refer to "Item 3 Key Information – D Risk Factors" for further information on the risks facing our Company and implications of a breach in financial covenants.

Sources and uses of cash
At December 31, 2016, we had cash and cash equivalents totaling $1.4 billion, compared to $1.0 billion in 2015. In the year ended December 31, 2016, we generated cash from operations of $1.2 billion, used $0.3 billion in investing activities, and cash outflows from financing activities were $1.2 billion.

Summary cash flow statement	Year ended December 31,
(In US$ millions)	2016	2015	2014
Net cash provided by operating activities	1,184	1,788	1,574
Net cash provided by/(used in) investing activities	328	(190)	66
Net cash used in financing activities	(1,206)	(1,370)	(1,521)
Cash and cash equivalents held for sale	—	—	(26)
Effect of exchange rate changes on cash	18	(15)	(6)
Net increase in cash and cash equivalents	324	213	87
Cash and cash equivalents at beginning of the period	1,044	831	744
Cash and cash equivalents at the end of period	1,368	1,044	831

Net cash provided by operating activities
The net cash generated from operations decreased in 2016 compared to 2015 primarily due to a reduction to contract revenue due an increased number of rigs that came off contract during the current period. In 2015 there was a net cash inflow from working capital of $82 million, compared to an outflow of $6 million in 2016. This is offset by continued improvements as a result of our cost savings program, which saw operating expenditure decrease in 2016.

Net cash used in investing activities
The net cash provided by investing activities was $328 million in 2016, compared to net cash used in investing activities of $190 million in 2015. This was primarily driven by the $1.2 billion sale of businesses in 2015, including the disposal of the West Polaris to Seadrill Partners and the disposal of 50% of the interest in SeaMex. In 2016 we spent $0.1 billion on newbuildings, drilling units, and equipment, compared to $0.9 billion in 2015. Net loans repaid from related parties was $163 million in 2016, compared to a net issuance of $290 million in 2015. In 2016 we made investments into associated companies totaling $16 million, compared to $210 million in 2015. In 2016 we sold our entire shareholding in SapuraKencana for proceeds of $195 million.

Net cash used in financing activities
The net cash used in financing activities was $1.2 billion in 2016, compared $1.4 billion in 2015. During the year ended December 31, 2016 we made external debt repayments of $1.1 billion, compared to $3.0 billion in 2015. In 2016 no facilities were fully repaid, with the amounts repaid representing quarterly or biannual coupon repayments. In 2015 we repaid debt on the maturing of the $700 million facility for jack-up drilling units and maturity of the $350 million fixed interest bond, which was repaid at par. During the year ended December 31, 2016 there was no new external debt financing, compared to $1.5 billion in 2015. In 2015 new facilities included the new $950 million facility for the West Carina and West Eclipse, and the new $450 million facility for six jack-up drilling units. During the year ended December 31, 2016, we repaid $103 million of related party debt, compared to proceeds from debt to related party in 2015 of $143 million.

Dividends
For the years ended December 31, 2016 and 2015 we did not pay any dividends, while for the year ended December 31, 2014 we paid $1.4 billion to shareholders of the Company in total cash dividends. On November 26, 2014, we suspended dividend distributions until further notice. As a result of the amendments to our secured loan agreements in May 2015 to increase the leverage ratio contained in our senior secured credit facilities, we are restricted from paying dividends so long as the amended ratio is in effect until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from making dividend distributions during the amendment period until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017.
Please see “Item 8. Financial Information – Dividend Policy” for more information.

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

Hedging of market risk
We use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Most of these agreements do not qualify for hedge accounting and any changes in the fair values of the financial instruments are included in our consolidated statement of operations under “gain/(loss) on derivative financial instruments.” Though not affecting our liquidity, we have restated the financial statements for the year ended December 31, 2015. The misstatement relates to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. Please see Note 39 - "Restatement of previously issued Financial Statements" for further information on the restatement.

Please see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for a more detailed discussion of how changes in the economic environment would affect us.

Please see Note 32 – "Risk management and financial instruments” to the Consolidated Financial Statements included herein, for further information on our risk management and financial instruments.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	TREND INFORMATION

As a result of the decline in oil prices and reductions in oil company expenditures, the offshore drilling market is currently entering its fourth year of a downturn. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive dayrates down to or below cash breakeven levels.

The offshore drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available and contracting activity is at the lowest levels since the 1980’s. Oil company capital expenditures are expected to decline further in 2017 following three consecutive years of decline. It is expected that the majority of rigs with contracts expiring in 2017 will be unable to find suitable follow on work and many are likely to be idle for a protracted period. Consequently, cold stacking and scrapping activity will likely accelerate.

Oil companies continue to work on managing their existing rig capacity. They are in many cases overcommitted based on reduced activity levels and there is very little appetite for adding new units. Near term budgetary constraints are the primary focus of many oil companies, with short term cash conservation ranking ahead of long term value generation. However, the near-term cost cutting needed to support dividend payments can be expected to negatively impact the long-term production profiles of existing development projects.

At today’s oil prices the full cycle cost of many of the hydrocarbon provinces globally are uneconomic. We believe a supply response is inevitable, however it may take some time due to the high degree of sunk costs in producing projects. When also considering the eventual demand response to low prices a rebalancing in the oil markets is expected at some point. Offshore oil fields represent a material portion of most major oil company’s reserves and their production remains a cost competitive source of hydrocarbons.

Floaters

It is likely that the majority of floaters with contracts expiring in 2017 will be unable to find reasonable follow on work. It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units. For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.

Since the beginning of 2014, 74 units have been scrapped, representing more retirements than over the prior 15 years combined, and more than any other 3-year period in history. In the next 18 months 25 units that are 30 years old or older will be coming off contract with no follow-on work identified that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. Assets older than 30 years require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

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

Currently 135 floaters are under contract, representing 64% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain current decline curves.

The current newbuilding orderbook stands at approximately 47 units. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or cancelled newbuildings will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2019 we believe that there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

Jack-ups

Tendering activity in the jack-up market during 2016 continued, albeit at low dayrates. The shorter-term contract profile in this market lends itself to more turnover and the market has likely reached the base level of units required to maintain existing decline curves.

Globally, marketed utilization is 65%. For units built before 2006 marketed utilization is 63% while for newer units marketed utilization is 67%. While utilization is still far from levels required for pricing power, we believe that customers continue to demonstrate a preference for newer and more capable equipment that can provide safer and more efficient operations.

Currently there are 74 cold stacked units that are 30 years old or older. Additionally, in the next 18 months 78 units that are 30 years old or older will be coming off contract with no follow on work identified. Together these 152 units, or 28% of the delivered fleet, represent prime scrapping candidates.

102 additions to the fleet are currently under construction; however a significant portion of these orders were placed by investors with little or no operating track record. While a number of these speculators may exit projects, these units will eventually reach the market, possibly in the hands of more established companies. The deployment of this incremental supply may be somewhat rationalized in the longer term as the more established players will likely only take delivery when economically viable.

E.	OFF BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as at December 31, 2016 or 2015, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfil with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and VIEs and guarantees towards third parties such as surety performance guarantees to customers as they relate to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As at December 31, 2016, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payments are summarized in Note 33 "Commitments and Contingencies,” of our Consolidated Financial Statements included herein.

F.	CONTRACTUAL OBLIGATIONS

At December 31, 2016, we had the following contractual obligations and commitments:

	Payment due by period
	Year Ended December 31,
(In US$ millions)	2017	2018 - 2019	2020 - 2021	Thereafter	Total
Interest-bearing debt	3,230	5,373	1,005	—	9,608
Related party interest-bearing debt	—	—	—	330	330
Total debt repayments	3,230	5,373	1,005	330	9,938
Interest payments	351	320	35	—	706
Related party interest payments	19	37	37	65	158
Pension obligations (1)	2	4	4	12	22
Operating lease obligations	17	18	13	5	53
Newbuilding commitments (2)	2,180	1,918	—	—	4,098
Total contractual obligations	5,799	7,670	1,094	412	14,975

(1)	Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.

(2)
Newbuilding commitments relate to eight jack-up rigs totaling $1.7 billion, one semi-submersible rig totaling $0.5 billion and four drillships totaling $1.9 billion. Note that the newbuilding commitments include $0.5 billion related to the Sevan Developer that is presented as a contractual obligation in the balance sheet in the line item “Other short term liabilities.” The commitments reflect all recent deferral agreements with DSME, Samsung, Cosco, Jurong and Dalian, and assume we exercise the remaining deferral options for the Sevan Developer with Cosco.

Please see Note 33 "Commitments and contingencies” to our Consolidated Financial Statements included herein for further information.

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

Name	Age	Position
John Fredriksen	72	President, Director and Chairman of the Board
Kate Blankenship	52	Director and Audit Committee member
Paul Leand Jr.	50	Director
Ørjan Svanevik	51	Director
Hans Petter Aas	70	Director
Michael Grant	63	Director
David Weinstein	57	Director
Georgina Sousa	65	Director and Company Secretary
Per Wullf	57	Director, Chief Executive Officer and President, Seadrill Management
Anton Dibowitz	43	Executive Vice President and Chief Commercial Officer, Seadrill Management
Mark Morris	53	Chief Financial Officer and Senior Vice President, Seadrill Management
David Sneddon	53	Chief Accounting Officer and Senior Vice President, Seadrill Management
Leif Nelson	41	Chief Operating Officer and Senior Vice President, Seadrill Management
Henrik M Hansen	54	Chief Technical Officer and Senior Vice President, Seadrill Management
Des Thurlby	51	Senior Vice President, Human Resources, Seadrill Management
Chris Edwards	52	General Counsel and Senior Vice President, Seadrill Management

Certain biographical information about each of our directors, executive officers and key officers is set forth below.

John Fredriksen has served as our Chairman of the Board, President since our inception in May 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, and a director of Frontline Ltd. (NYSE:FRO), or Frontline, a Bermuda company listed on the NYSE and the OSE, and from 2001 until September 2014 as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market. Mr. Fredriksen also currently serves as a director of Golden Ocean Group Limited, a Bermuda company listed on the Nasdaq Stock Market and the OSE, since March 2015. Mr. Fredriksen also served as a director and chairman of the board of NADL from its inception in 2011 until September 2015.

Kate Blankenship has served as a director on the Company Board since our inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill Partners since June 2012, NADL since February 2011, Independent Tankers Corporation Limited, since February 2008, Golden Ocean since March 2015, Archer since its incorporation in 2007 and Avance Gas Holding Ltd since October 2013. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners LP, or Golar Partners, from September 2007 until September 2015. She is a member of the Institute of Chartered Accountants in England and Wales.

Paul Leand, Jr. has served as a director on the Board since April 2013. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. Mr. Leand has worked extensively in U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand currently serves as a member of the Investment Committee of AMA Shipping funds, a series of private equity funds formed and managed by AMA. From 1989 to 1998, Mr Leand managed the Railroad Division and the International Maritime Division of First National Bank of Maryland. Mr. Leand currently also serves as a director of Ship Finance since 2003, Golar Partners since 2011, NADL since 2012 and Eagle Bulk Shipping Inc. since 2014.

Ørjan Svanevik has served as a director on the Board since October 2014, and as a director of NADL since May 2015. Mr. Svanevik is also the Chairman of Archer Ltd. Mr. Svanevik joined the Seatankers Group in July 2014 and has a broad industry background, with special knowledge of oil and gas, maritime, shipbuilding, and engineering sectors. He has extensive experience from global operations, investment management and corporate finance. Mr Svanevik served as managing director for the investment advisory firm Oavik Capital from October 2008 to July

2014. From 2005 to 2008, he was head of mergers and acquisitions and a partner at Aker ASA, and from 2004 to 2005, he was the Chief Operating Officer and EVP of Kværner ASA. From 1994 to 2001, Mr. Svanevik also worked in corporate advisory and investment banking for Arkwright. He started his career at Schlumberger Limited, where he held various international financial management positions from 1991 to 1994. Mr Svanevik has an AMP from Harvard Business School and a MBA from Thunderbird School of Global Management.

Hans Petter Aas was appointed as a Director on the Board in May 2015. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. Mr Aas joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr Aas is also a director and Chairman of Ship Finance, and is a director of Deep Sea Supply Plc., Golden Ocean, Knutsen NYK Offshore Partners LP, Solvang ASA and Gearbulk Holding Limited. Mr Aas served as a director of Golar from September 2008 until February 2015 and of Golar Partners from 2011 until February 2015.

Georgina Sousa has served as our Secretary since February 2006. She was appointed as a director of the Company on November 23, 2015. She is also a director and the Head of Corporate Administration for Frontline and is the secretary of NADL, Ship Finance, Seadrill Partners and Archer. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 Mrs Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as company secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

Per Wullf was appointed Chief Executive Officer and President of Seadrill Management in July 2013 and a director on the Board in February 2016. Mr. Wullf has also served as a director of Sevan Drilling since January 2012. Previously, Mr. Wullf served as the Chief Operating Officer and Executive Vice President of Seadrill Management since 2009. Mr. Wullf has more than 36 years of experience in the international offshore and onshore drilling industry.

Michael Grant was appointed as a director on the Board in January 2017. He has held senior management positions in a number of private and listed entities, including Al Jaber Group (UAE), Cable & Wireless (US & UK), Houses of Parliament (UK) and Eurotunnel Group (UK/France). Mr. Grant has a first degree in Civil Engineering, an MBA in Finance from London Cass Business School and has completed the Advanced Management Programme at Harvard Business School. He is a Chartered Engineer, a Fellow of the Institution of Civil Engineers (UK) and a Fellow of the UK Association of Corporate Treasurers.

David Weinstein was appointed as a director on the Board in January 2017. Mr. Weinstein is currently also serving as the Chairman of The Oneida Group, the Deputy Chairman of TORM plc. and a director on the board of Stone Energy Corporation.  He has previously served on a number of other boards including, most recently, Deep Ocean Group Holdings AS and Axiall Corporation.  Mr. Weinstein has more than two decades of experience in the area of capital markets and other finance-related fields, where he has served, among others, in the positions of managing director and head of high yield capital markets for BNP Paribas, BankBoston Securities and Chase Securities, Inc., and head of the capital markets group in the High Yield Department at Lehman Brothers.

Anton Dibowitz has served as Executive Vice President of Seadrill Management since June 2016, and as Chief Commercial Officer since January 2013. He has over 15 years drilling industry experience most recently serving as Vice President of Marketing and prior to that as Commercial Director, Deepwater Western Hemisphere Division. Prior to joining Seadrill, Mr. Dibowitz held various positions within tax, process reengineering and marketing at Transocean Ltd. and Ernst & Young LLP.  He is a Certified Public Accountant and a graduate of the University of Texas at Austin where he received a Bachelor’s degree in Business Administration, and Master’s degrees in Professional Accounting (MPA) and Business Administration (MBA).

Mark Morris was appointed as our Chief Financial Officer in September 2015. Mr. Morris was most recently the chief financial officer for Rolls-Royce Group plc and held several roles in his 28 years with the company. During his career at Rolls Royce, amongst other roles, Mr Morris served as group treasurer and managing director of Rolls-Royce Capital and as treasurer of International Aero Engines, a Rolls-Royce Joint Venture.

David Sneddon was appointed Chief Accounting Officer and Senior Vice President of Seadrill Management in December 2013. Prior to joining Seadrill, Mr Sneddon held several senior positions in Novelis Inc., including VP of Finance in Europe based in Zurich, Switzerland. Mr Sneddon has also previously held various positions in Alcan Inc and KPMG. Mr Sneddon has a Master’s degree in Economics and Accountancy from Aberdeen University and is a member of the Institute of Chartered Accountants of Scotland.

Leif Nelson was appointed Chief Operating Officer in July 2015. He has over 18 years of experience in the drilling industry, most recently as our Vice President Operations Performance. Prior to joining the Company, Mr Nelson held various operational positions for Transocean Ltd. Mr Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the Board of the Well Control Institute.

Henrik M Hansen was appointed Chief Technical Officer in July 2015. He has over 25 years of experience in the drilling industry most recently as Vice President Operational Excellence. Prior to joining the Company, Mr Hansen held various operational positions within Maersk Drilling. He is a marine engineer and holds a Bachelor of Technology Management in Marine Engineering.

Des Thurlby was appointed Senior Vice President of Human Resources in July 2015. He joined Seadrill in September 2013. Prior to joining the Company, Mr Thurlby was Global Human Resources Director of Jaguar Land Rover Limited for six years. Prior to joining Jaguar Land

Rover, Mr Thurlby held several HR roles with the Ford Motor Company. Mr Thurlby has an MBA from London Business School and a degree in Politics and Economics from Newcastle University.

Chris Edwards has served as our General Counsel since February 2015 and was appointed Senior Vice President in June 2016. He has approximately 20 years of in-house legal experience in the natural resources sector, including most recently serving as General Counsel Corporate and General Counsel of the Aluminum Division at BHP Billiton. Prior to working in-house, he trained and worked at Linklaters LLP in its London and Hong Kong offices.

B.	COMPENSATION

During the year ended December 31, 2016, we paid our directors and executive officers aggregate compensation of $11 million, including compensation in the form of options exercised. In addition, we have incurred compensation expense in the aggregate amount of $1 million for their pension and retirement benefits.

In addition to cash compensation, during 2016 we also recognized an expense of $2 million relating to stock options and restricted stock units granted to certain of our directors and executive officers. The options were granted in 2010, 2011, 2012, 2013 and 2015, and vest over a two to 4 year period and expire between May 2014 and December 2017. The exercise price of the options at December 31, 2016, was in the range NOK93.70 to NOK273.00 (equivalent to $12.59 to $36.67) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares. Restricted stock units were granted have fair values of $46.07 in 2013, $11.00 in 2014, $11.91 and $3.67 in 2015, and $3.82 to $3.81 in 2016.

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

Our Board currently consists of nine directors. Mr Grant and Mr Weinstein were appointed to the Board in January 2017.

Five of our directors, Mrs Blankenship, Mr Aas, Mr Grant, Mr Leand and Mr Weinstein, are considered independent pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our Consolidated Financial Statements and our accounting, auditing and financial reporting practices; our compliance with legal and regulatory requirements; the independent auditor’s qualifications, independence and performance; and our internal audit function. Our audit committee consists of Mrs Blankenship.

We currently have a compensation committee responsible for establishing and reviewing the executive officers’ and senior managements’ compensation and benefits. Our committee consists of Mrs Blankenship and Mr Svanevik.

In lieu of a nomination committee, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

We currently have a sub-committee, which is responsible for overseeing our comprehensive restructuring plan. Our sub-committee consists of Mr Weinstein (chairman), Mrs Blankenship, Mr Aas, Mr Grant and Mr Leand.

In the event that our Chief Executive Officer, who is also a Director, has his employment with the Company terminated without cause, he will receive compensation equal to two years of his base salary.  There are no other service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

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

As at December 31, 2016, we had approximately 4,780 employees.

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

We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues, other than as disclosed in Note 33 "Commitments and contingencies” of our Consolidated Financial Statements included herein.

Total employees (including contracted-in staff)	December 31, 2016	December 31, 2015	December 31, 2014
Operating segments:
Floaters	1,710	2,995	4,505
Jack-up rigs	1,230	2,075	2,985
Other	1,100	1,755	1,850
Corporate	740	170	110
Total employees	4,780	6,995	9,450
Geographical location:
Norway	600	1,080	1,455
Rest of Europe	210	170	110
North America and Mexico	1,100	1,535	2,485
South America	600	1,145	1,155
Asia Pacific	450	575	1,130
Africa and Middle East	1,820	2,490	3,115
Total employees	4,780	6,995	9,450

In addition to employees working on the rigs, certain employees are involved in providing management services to our associated companies in which we hold investments, including Seadrill Partners. Employees involved in providing management services are not directly related to our operating or reporting segments and are presented under the “Other” category above.

The number of employees has decreased during the year ended December 31, 2016 as a result of the decrease in our operating fleet of drilling units as well as recent cost cutting measures announced by the Company.

E.	SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of April 21, 2017 and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Board in May 2005 and restricted stock units (RSUs) awarded to them under Seadrill’s Restricted Stock Units Plan approved by the Board in October 2013. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

On April 15, 2016, the Board approved the issuance of 496,922 restricted stock units vesting on December 1, 2018 to key employees of the Company in lieu of a portion of their 2015 performance bonus. On December 19, 2016, the Board further approved the issuance of 330,000 restricted stock units vesting on December 1, 2019 to key employees of the Company.

On February16, 2017, the Board approved a new Share Option Scheme that will expire in February 2027. No options have been granted under this Scheme.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options and Restricted Stock Units (RSUs)
	Number of shares	%	Scheme	Total number of options / Total number of units	Number of options vested	Exercise price	Expiry date
John Fredriksen (Note 2)	(Note 2)	(Note 2)	Options	180,000	—	NOK 93.70	May 2020
Kate Blankenship	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Paul Leand Jr.	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Ørjan Svanevik	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Hans Petter Aas	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Michael Grant	—	(Note 1)	—	—	—	—	—
David Weinstein	—	(Note 1)	—	—	—	—	—
Georgina Sousa	—	(Note 1)	—	—	—	—	—

Per Wullf	—	(Note 1)	Options	130,000		NOK 249.13	November 2017
			Options	180,000	—	NOK 93.70	May 2020
			RSUs	239,828	—	—	December 2019

Mark Morris	—	(Note 1)	Options	60,000	—	NOK 93.70	May 2020
			RSUs	17,726	—	—	December 2018

David Sneddon	—	(Note 1)	RSUs	4,500	—	—	December 2017
			RSUs	17,000	—	—	December 2018
			RSUs	38,408	—	—	December 2019
			RSUs	60,000	—	—	December 2019

Anton Dibowitz	—	(Note 1)	Options	60,000		NOK 273.00	December 2017
			Options	80,000	—	NOK 93.70	May 2020
			RSUs	98,168	—	—	December 2019

Henrik M. Hansen	—	(Note 1)	RSUs	3,500	—	—	December 2017
			RSUs	5,000	—	—	December 2017
			RSUs	17,000	—	—	December 2018
			RSUs	31,693	—	—	December 2019
			RSUs	60,000	—	—	December 2019

Leif Nelson	—	(Note 1)	RSUs	3,500	—	—	December 2017
			RSUs	8,000	—	—	December 2017
			RSUs	20,000	—	—	December 2018
			RSUs	36,037	—	—	December 2019
			RSUs	90,000	—	—	December 2019

Des Thurlby	—	(Note 1)	RSUs	5,000	—	—	December 2017
			RSUs	3,500	—	—	December 2018
			RSUs	17,000	—	—	December 2018
			RSUs	22,070	—	—	December 2019
			RSUs	60,000	—	—	December 2019

Chris Edwards	—	(Note 1)	RSUs	5,000	—	—	December 2018
			RSUs	10,000	—	—	December 2019
			RSUs	12,992	—	—	December 2019
			RSUs	60,000	—	—	December 2019

(1)	Less than 1%

(2)
Hemen Holding Limited, a Cyprus holding company, and other related companies are collectively referred to herein as Hemen. These shares are indirectly held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition to the holdings of shares and options contained in the table above, as at April 21, 2017, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as of April 21, 2017, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

	Common Shares Held
Shareholder	Number	%
Hemen (1)	119,097,583	23.6%
Tong Jinquan (2)	25,645,714	5.1%

(1)	For further information regarding Hemen, please see “Item 6. Directors, Senior Management and Employees–E. Share Ownership.”

(2)
This information was derived from Schedule 13G filed with the Commission on July 15, 2015, which in addition to Mr. Jinquan includes Wealthy Fountain Holdings Inc., Skyline Horizon Consortium Ltd, Starray Global Limited and Shanghai Summit Pte Ltd as beneficial owners.

We had a total of 508,763,020 common shares outstanding of which 4,318,740 were held as treasury shares, as of April 21, 2017.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

Our significant related parties are as follows:

•	Transactions with investees and associates, over which we have significant influence:

◦	Seadrill Partners

◦	Archer

◦	SeaMex

◦	Seabras Sapura

•	Transactions with those holding significant influence over the Company:

◦	Hemen and affiliated companies

Full disclosure of related party transactions for the years ended December 31, 2016, 2015 and 2014 are presented in Note 31 "Related Party Transactions” of our Consolidated Financial Statements included herein.

The following sections describe the relationships of our related parties and summarize the significant agreements.

Seadrill Partners
As at January 2, 2014, the date of deconsolidation, Seadrill Partners was considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the agreements with Seadrill Partners.

(i) Omnibus Agreement with Seadrill Partners
In connection with the closing of the initial public offering of Seadrill Partners on October 24, 2012, we entered into an omnibus agreement with Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC and Seadrill Capricorn Holdings LLC. The omnibus agreement outlines certain provisions, including:

•	a non-competition agreement with Seadrill Partners for any drilling rig operating under a contract for five or more years;

•	rights of first offer on any proposed sale, transfer or other disposition of drilling rigs;

•
rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interests in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC; and

•
indemnification—we have agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities.

For further information and a copy of the omnibus agreement, please see Exhibit 4.4 of our annual report on Form 20-F, filed on April 21, 2015 and incorporated by reference.

(ii) Sale of drilling units to Seadrill Partners
The following drilling units have been sold to Seadrill Partners in the year ended December 31, 2015.

West Polaris Disposal
On June 19, 2015, we sold the entities that owned and operated the West Polaris, to Seadrill Operating LP, or Seadrill Operating, a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. Please see Note 11 "Disposal of businesses and deconsolidation of subsidiaries” of our Consolidated Financial Statements included herein for more information.

There were no further units sold in the year ended December 31, 2016.

(iii) Management, administrative and technical service agreements with Seadrill Partners
In connection with the IPO of Seadrill Partners, subsidiaries of Seadrill Partners entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides to Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the twelve months ended December 31, 2016 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

(iv) Loans provided to Seadrill Partners
Seadrill has provided Seadrill Partners various rig financing agreements and discount notes, along with a vendor financing loan, and revolving credit facility to support the growth of Seadrill Partners. Full disclosure of loans issued to Seadrill Partners for the years ended December 31, 2016, 2015, and 2014 are presented in Note 31 "Related party transactions” of our Consolidated Financial Statements included herein.

Below is a summary of the significant movements and outstanding loans for the year ended December 31, 2016.

Rig Financing Agreements
During 2013, each controlled subsidiary of Seadrill Partners, relating to the T-15, T-16, West Leo and West Sirius, entered into intercompany loan agreements with Seadrill in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. We refer to these arrangements collectively as “Rig Financing Agreements.” Pursuant to the Rig Financing Agreements, each controlled subsidiary of Seadrill Partners can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

The total amounts owed under the remaining Rig Financing Agreement totaled $119 million as at December 31, 2016 (December 31, 2015: $139 million) and solely relate to the T-15 and T-16. Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these rigs are pledged as security. Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility. We indemnify Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

West Vencedor Loan Agreement - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed by Seadrill Partners to us under the remaining West Vencedor Agreement as at December 31, 2016, was $41 million (December 31, 2015: $58 million).

West Vela facility - Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela. As at December 31, 2016, the outstanding balance of Seadrill's portion, relating to the West Tellus, was $353 million and Seadrill Partner's portion, relating to the West Vela was $342 million.

West Polaris facility - In June 2015, we completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under a $420 million senior secured credit facility. Seadrill Limited continues to act as a guarantor under the facility. The outstanding balance as at December 31, 2016 was $279 million.

$109.5 million vendor financing loan
In May, 2013, Seadrill Partners borrowed $109.5 million from us as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and was repaid in full on maturity in May 2016. The outstanding balance as at December 31, 2016 was nil (December 31, 2015: $109.5 million).

Related parties to Hemen
Since our formation, our largest shareholder has been Hemen, which currently holds approximately 23.6% of our shares.  We transact business with the following related parties, being companies in which Hemen has a significant interest:

•	Ship Finance;

•	Metrogas Holdings Inc, or Metrogas;

•	Archer;

•	Frontline Management (Bermuda) Limited, or Frontline; and

•	Seatankers Management Norway AS, or Seatankers.

Ship Finance Transactions
We entered into sale and leaseback contracts for several drilling units with subsidiaries of Ship Finance. We have determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts. Please see Note 35 "Variable interest entities” of our Consolidated Financial Statements included herein for more information.

The units that are currently leased back from Ship Finance are the West Taurus, West Hercules, and West Linus.

On July 1, 2010, our consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million, respectively, to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and are reported as long-term debt due to related parties in our balance sheet as the loans mature in 2023. The loan relating to SFL Polaris Ltd was repaid when SFL Polaris Ltd was repurchased from Ship Finance on December 30, 2014, as described below.

On December 30, 2014, we entered into a share sale and purchase agreement with Ship Finance, through which we acquired 100% of the equity interests in SFL Polaris Ltd, which was the owner of West Polaris. In addition, we purchased an outstanding loan of SFL Polaris Ltd of $97 million from Ship Finance. The acquisition price for the shares and the loan amounted to $111 million. The consideration for the shares and loan was settled on January 5, 2015.

On June 28, 2013, NADL sold the entity that owns the newbuild jack-up, West Linus, to SFL Linus Ltd., a subsidiary of Ship Finance. The purchase consideration for this reflected the market value of the rig as at the delivery date, which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance that bears interest at the rate of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our balance sheet as at December 31, 2016.

As at December 31, 2016, the VIEs had gross loans outstanding to Ship Finance amounting to $415 million and net loans of $330 million, due to due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis (December 31, 2015: gross loans of $415 million and net loans of $387 million). The net related party loans are disclosed as “Long-term debt due to related parties” on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense of the loans for 2016 was $19 million (2015: $19 million; 2014: $24 million).

Metrogas transactions
In the past we have entered into agreements with Metrogas primarily to manage short-term working capital requirements. Full disclosure of transactions with Metrogas for the years ended December 31, 2016, 2015 and 2014 are presented in Note 31 "Related party transactions” of our Consolidated Financial Statements included herein.

Archer transactions
From time to time, we may enter into transactions with Archer our former consolidated subsidiary and current associate investment. Seadrill has provided a range of support for Archer including loans, guarantees and other financial commitments, in order to support the best interests of Archer and Seadrill.

Full disclosure of transactions with Archer for the years ended December 31, 2016, 2015, and 2014 are presented in Note 31 "Related party transactions” of our Consolidated Financial Statements included herein. Significant transactions with Archer for the year ended December 31, 2016 are summarized below.

Loan agreements
On March 6, 2015, we purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, also a related party. The aggregate consideration we paid for the loan to Metrogas was $51 million, which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at a rate of 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of our purchase, there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, our $50 million subordinated loan to Archer was written down to nil due to our share of net losses of Archer reducing the investment balance. Our accounting policy, once our investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investee’s securities, loans and or advances based on seniority and liquidity. Our share of equity method losses or gains is determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to our loan to Archer at its 2015 invested ownership of 39.89%.

On May 27, 2016, we granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

During 2016 the $75 million loan was written down by $48 million due to our share of net losses of Archer reducing the investment balance. Our accounting policy once our investment in the common stock of an investee has reached $nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. Our share and equity method losses or gains are determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to the Company’s loan to Archer at its invested ownership of 39.72%. The outstanding book value of the loan as at December 31, 2016 was $27 million, excluding accrued interest.

Guarantees
We provide various financial and performance guarantees on behalf of Archer. The total amount of outstanding guarantees to Archer as at December 31, 2016 was $296 million. We generally charge Archer a guarantee fee of 1.25% per annum on the amount of outstanding guarantees.

Archer’s refinancing and future commitments
The Company has provided financial support to Archer, a related party, in the form of $278 million in financial guarantees for the benefit of its lenders and $149 million in subordinated loans including accrued interest and fees as at December 31, 2016.

As part of our restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. We remain in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value. As part of Archer’s restructuring plans we have also agreed to convert $146 million in subordinated loans provided to Archer, including accrued interest and fees into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

As of April 21, 2017 we own 16.3% of the outstanding common shares of Archer, compared to 39.7% as of December 31, 2016. Our shareholding was diluted following Archer's $100 million private placement on February 28, 2017.

The carrying value of the subordinated loan plus accrued interest and fees on our balance sheet is $43 million as of December 31, 2016. In addition, as of December 31, 2016 we have recognized a $28 million contingent liability to reflect the potential cash settlement of the guarantees.

Frontline Management Transactions
Frontline provides management support and administrative services and charged us fees of $3 million, $4.3 million and $3.8 million for these services in the years 2016, 2015 and 2014, respectively. These amounts are included in “general and administrative expenses.”

Seatankers Management Transactions
We and our subsidiaries receive services from Seatankers, an affiliate of Hemen. The fees were $1.6 million, $0.6 million, and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

Other Related Parties

SeaMex Limited
SeaMex is a drilling company based in Mexico that owns and operates five jack-up drilling rigs under contract with Pemex. As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be our related party and not a controlled subsidiary. Please see Note 11 "Disposals of businesses and deconsolidation of subsidiaries" of our Consolidated Financial Statements included herein for more information regarding the deconsolidation.

The following is a summary of the related party agreements and transactions with SeaMex.

Management and administrative service agreements
In connection with the joint venture agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 4.5% to 8%. The agreement can be terminated by providing 60 days’ written notice. Income recognized under the management and administrative agreement for the year ended December 31, 2016 was $7 million (2015: $11 million; 2014: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to our rigs West Castor, West Pegasus and West Freedom and charge a fee ranging from of 4.85% 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged us fees, under the above agreements for the year ended December 31, 2016 of $5 million (2015: $10 million; 2014: nil). These amounts are included in vessel and rig expenses.

Loans
$250 million Seller’s credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller’s credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.5% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. The outstanding balance as at December 31, 2016 was $250 million (2015: $250 million).

$162 million consideration receivable - SeaMex agreed to pay to us $162 million as consideration for the allocation of the rig contract of the West Titania to the joint venture. This amount was paid in full in July 2015.

$45 million loan facility - In November 2016, the terms attached to the $45 million funding from Seadrill were formalized, with an effective date of May 2015. The funding was provided on formation of the joint venture to fund short term working capital requirements. The facility bears interest at a rate of LIBOR plus a margin of 6.5% payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. In the year ended December 31, 2015 this balance was classified within "Short-term amounts due to related parties" on the Consolidated Balance Sheet as there were no formal terms.
Seadrill has made available a fully subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first drawdown of this amount or a portion thereof. The facility is to be provided by both Seadrill and Fintech at a ratio of 50.0% each. This matured at the end of December 2016. The facility bore interest at a rate of LIBOR plus a margin of 6.5%. The facility was intended to be repayable once SeaMex had complied with certain conditions with regards to its lenders, however remained undrawn. Seadrill and Fintech have also provided loan facilities (sponsor loans) for the two bank guarantee amounts (as detailed below), which were undrawn as at December 31, 2016.

Capital contributions
During the year ended December 31, 2016 both the joint venture partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the joint venture.

Guarantees
During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer. The customer deferred payment into 2016 and SeaMex has since recovered the full amount of overdue balances. In order to ease the resulting cash flow impact on SeaMex, we, along with Fintech, our joint venture partner, agreed to provide certain support to SeaMex. Simultaneously, lenders to SeaMex have provided a short-term amendment to the bank facility to provide some additional flexibility.

In December 2015, Seadrill and Fintech provided a joint and several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements totaling $51 million at December 31, 2015. This joint and several guarantee was released in September 2016 as part of SeaMex's recent amendment to the bank facility.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2016 (2015: $30 million)

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share. Similarly, Seadrill has provided an indemnity to reimburse Fintech any sums that Fintech might be called to pay over and above its share of 50%.

Seabras Sapura transactions
Seabras Sapura Participacoes S.A. and Seabras Sapura Holding GmbH, together referred to as Seabras Sapura, are joint ventures based in Brazil that construct and operate pipe-laying vessels, which are each owned 50% by us. The following is a summary of the significant transactions with Seabras Sapura for the year ended December 31, 2016.

Yard guarantees
We provided a yard guarantee of EUR 47 million ($51 million), in relation to the Seabras Sapura Participacoes S.A. pipe-laying vessel, which was provided on a several basis with the joint venture partner. During 2015 the unit was delivered and the yard obligations were fulfilled. We therefore no longer have any further obligations.

We have provided yard guarantees in relation to Seabras Sapura Holding GmbH pipe-laying vessels, which have been provided on a several basis with TL Offshore. As at December 31, 2016, there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016 (December 31, 2015: $125 million).

Loans
We provide the Seabras Sapura joint ventures with various loans to finance working capital. The total amount outstanding, including accrued interest, as at December 31, 2016 was $95 million (December 31, 2015: $51 million).

Financial guarantees
PLSV I - In December 2013, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provided a Sponsor Guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad), in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed by us as at December 31, 2016 was $218 million (December 31, 2015: $242 million). The guarantees secure the full outstanding amount under the facility agreement.

PLSV II - In April 2015, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provide a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad) in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The amount guaranteed by us as at December 31, 2016 was $367 million (December 31, 2015: $256 million). The guarantees are vessel specific and can only be called for the outstanding amounts under the relevant vessel tranche.

In addition, we provided bank guarantees in relation to the above credit facilities to cover six months of debt service costs and three months of operating expenses under retention accounts. These guarantees were released in the period following us providing loans as described above. The total amount guaranteed as at December 31, 2016 was nil (December 31, 2015: $52 million). The guarantees are vessel specific and can only be called for the outstanding amounts under the relevant vessel tranche.

Sapura Esmeralda - In November 2012, a subsidiary of Seabras Sapura Participacoes S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013, an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, our wholly owned subsidiary provided a sponsor guarantee on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd., in respect of the obligations of the borrower. The total amount guaranteed by our subsidiaries as at December 31, 2016 was $202 million (December 31, 2015: $206 million).

The Sapura Esmeralda operates under a temporary Brazilian flag which expires on May 5, 2017. Seabras Sapura is currently in the process of obtaining a registration for the vessel with Brazilian authorities, which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing arrangements.

As at the Consolidated Balance Sheet date, we have not recognized a liability for the above guarantees as we do not consider it probable for the guarantees to be called.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see the section of this Annual Report on Form 20-F entitled “Item 18. Financial Statements.”

Legal Proceedings

We are a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  We believe that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition either individually or in the aggregate. Our best estimate of the outcome of the various disputes has been reflected in the Consolidated Financial Statements of the Company as at December 31, 2016, which is not material except as disclosed otherwise.

In December 2014, a purported shareholder class action lawsuit, Fuchs v. Seadrill Limited, No. 14-cv-9642 (LGS)(KNF), was filed in the U.S. District Court for the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited, No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited, No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015, the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint, or the Complaint was filed on July 23, 2015 alleging, among other things, that the Company, NADL and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants’ Reply Brief was served on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

SEC enquiry
In addition, we have also received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, the inclusion of contracts in our backlog, and our contracts with Rosneft.

West Mira
On September 14, 2015, we cancelled the construction contract for the West Mira with HSHI due to its inability to deliver the unit within the timeframe required under the contract. the carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest.

On October 12, 2015, HSHI launched arbitration proceedings under the contract. In the year ended December 31, 2015, we reclassified from "Newbuildings" a receivable of $170 million plus accrued interest of $29 million, which was presented in "Other non-current assets" on the Consolidated Balance Sheet as a receivable from the shipyard. The total receivable represented management's assessment at that time as the most probable outcome based on facts and circumstances, and advice from external counsel, who had been engaged for the arbitration process.

On March 13, 2017, we reached settlement with HSHI and we received a cash payment of $170 million, representing the yard installment receivable excluding any additional accrued interest. This payment was received on the March 14, 2017. The Company recorded a non-cash impairment of $44 million for the year ended December 31, 2016, to reflect the difference in the carrying value of the West Mira receivable and the cash payment to be received. The non-cash impairment comprises $31 million that has been taken against "Loss on impairment of long lived assets" and $13 million has been taken against "Interest income" in the 2016 Consolidated Statement of Operations. As at December 31, 2016, the receivable presented in "Other current assets" on the Consolidated Balance Sheet was $170 million.

Sevan
Sevan Drilling is a majority-owned subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2016, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

NADL
In February 2016 NADL was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled for $34.7 million subsequent to the balance sheet date. The settlement amount has been reflected as at December 31, 2016.

NADL, and all other offshore contractors that are members of the Norwegian Shipowners’ Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case has been appealed to the Supreme Court of Norway by the members of the Norwegian Shipowners’ Association, and the hearings were heard in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners’ Association, and as such we do not consider there to be any remaining contingent liability.

Seabras Sapura joint venture
The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on 5 May 2017. Seabras Sapura is currently in the process of obtaining a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2016 as we do not believe the loss to be probable.

Dividend Policy

Under our bye-laws, our Board may declare cash dividends or distributions, and may also pay a fixed cash dividend biannually or on other dates. The objective of our Board is to generate competitive returns for our shareholders. Any dividends declared will be at the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow.

On November 26, 2014, we suspended dividend distributions until further notice. We cannot assure you when we will resume paying dividends, if at all. In May 2015, as part of the amendments to the covenants contained in our senior secured credit facilities, we were restricted from making dividend distributions during the amendment period until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from making dividend distributions during the amendment period until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017.

For the years ended December 31, 2016, 2015 and 2014, we paid aggregate dividends to our shareholders in the amounts of nil, nil and $1,415 million ($2.98 per share), respectively. We paid dividends in 2014 as follows:

Payment date	Amount per share
2014
March 20, 2014	$0.98
June 19, 2014	$1.00
September 18, 2014	$1.00

B.	SIGNIFICANT CHANGES

There have been no significant changes since the date of our Consolidated Financial Statements included herein, other than as described in Note 38 "Subsequent Events” of our Consolidated Financial Statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Shares of our common stock, par value $2.00 per share, have traded on the OSE since November 22, 2005 and on the NYSE since April 15, 2010, under the symbol “SDRL.”

The NYSE listing is intended to be our “primary listing” and the OSE listing is intended to be the Company’s secondary listing.

The following tables set forth the high and low prices for our common shares as reported on the NYSE and the OSE for the periods listed below. The prices are presented in their local currencies; U.S. dollars for the common shares on the NYSE and Norwegian Kroner for the common shares on the OSE.

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for the five most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2016	7.49	1.57	49.00	13.29
2015	15.44	3.31	115.80	30.55
2014	40.84	10.66	250.00	80.65
2013	47.78	34.75	289.00	202.00
2012	42.07	32.07	244.20	192.90

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for each full financial quarter for the two most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
First quarter ended March 31, 2017	3.73	1.02	32.41	9.40

Fiscal year ended December 31, 2016
First quarter 2016	7.49	1.57	49.00	13.29
Second quarter 2016	5.21	2.70	43.70	23.50
Third quarter 2016	3.39	1.86	28.90	15.42
Fourth quarter 2016	4.59	1.95	38.50	15.80

Fiscal year ended December 31, 2015
First quarter 2015	14.49	8.58	108.60	70.50
Second quarter 2015	15.44	9.30	115.80	74.30
Third quarter 2015	10.39	5.60	83.55	47.40
Fourth quarter 2015	7.93	3.31	64.85	30.55

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for the six most recent months:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
October 2016	2.96	2.11	25.90	16.85
November 2016	2.95	1.95	24.46	15.80
December 2016	4.59	2.90	38.50	24.40
January 2017	3.73	1.85	32.41	15.85
February 2017	2.19	1.58	18.48	13.31
March 2017	1.77	1.02	14.83	9.40
April 26, 2017 *	1.68	0.65	14.15	5.85

*	The high and low prices of our common shares on the NYSE and OSE are during the period from April 1, 2017 through and including April 26, 2017.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares currently trade on the NYSE and the OSE under the symbol “SDRL.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company was filed as Exhibit 1.1 to the Company’s Registration Statement on Form 20-F (Registration No. 001-34667), which was filed with the Commission on March 25, 2010, and is hereby incorporated by reference into this annual report. Our Amended and Restated Bye-laws adopted on September 23, 2016 are attached to this filing at Exhibit 19.1.3.

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

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway or the United Kingdom) selected by the Board. The quorum at any annual or general meeting is equal to at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them). Special meetings may be called at the discretion of the Board and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days’ prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year unless that requirement is waived by resolution of the shareholders. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company’s Bye-laws provide that the quorum required for shareholder meetings is at least two shareholders present in person or by proxy and entitled to vote (whatever the number of shares held by them).

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

The key powers of our shareholders include the power to alter the terms of the Company’s Memorandum of Association and to approve and thereby make effective any alterations to the Company’s Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company’s shares may apply to the Court to annul or vary an alteration to the Company’s Memorandum of Association. A majority vote against an alteration to the Company’s Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company’s capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast, unless the Bye-Laws provide otherwise). The Company’s Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company’s Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

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

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company’s Bye-Law 92 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events (in addition to the Director’s resignation or removal from office by the shareholders):

•	If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;

•	If he becomes bankrupt or compounds with his creditors;

•	If he is prohibited by law from being a Director; or

•	If he ceases to be a Director by virtue of the Companies Act (as defined in the Company’s Bye-laws,

Under the Company’s Bye-laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of nine directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. A majority of the directors must not be resident in the United Kingdom.

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

In addition to bye-laws that may have an anti-takeover effect, should a person or persons resident for tax purposes in Norway, other than Nordea Bank Norge ASA, become the holder of 50% or more of the aggregate of our issued and outstanding common stock, being held or owned directly or indirectly, we will be entitled to dispose of such number of shares that would reduce the person or persons ownership of our common stock to under 50%.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  Partners of partnerships holding the common stock are encouraged to consult their own tax advisers.

Bermuda and Other Non-U.S. Tax Considerations

As at the date of this annual report, whilst Seadrill is resident in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As at the date of this annual report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common stock or in respect of distributions they receive from us with respect to our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common stock.

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

Taxation of rig owning entities

A number of our drilling rigs are owned in tax-free jurisdictions such as Bermuda or Liberia. There is no taxation of the rig owners’ income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income or tonnage taxation of the rig owners’ income, being Hungary, Norway and Singapore. There may also be income tax in certain other jurisdictions where rigs are owned by, or allocated to, local branches.

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

Taxation may also extend to the rig owning entity in some of the countries where the drilling operations are performed. Some countries have introduced new laws and rules since the commencement of certain drilling contracts, which may affect, or have affected, the position of the group, potentially leading to additional tax on rig owners. The group considers the applicability of these to individual companies and contracts based on the relevant facts and circumstances.

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

Capital gains taxation

In respect of drilling rigs located in Bermuda, Liberia, Singapore and Hungary, no capital gains tax is payable in these countries upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a “U.S. Individual Holder” will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above.  If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary.  It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

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

Backup Withholding and Information Reporting

In general, dividend payments, and other taxable distributions, made by us to you within the United States will be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to a U.S. Individual Holder who:

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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report on Form 20-F and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report on Form 20-F may be inspected at our principle executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and at the offices of Seadrill Management Ltd., at Building 11, Chiswick Park, 566 Chiswick High Road, London, W4 5YA, United Kingdom.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Restated)

We are exposed to various market risks, including changes in interest rates, foreign currency fluctuations, and equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management and the Board. We accomplish this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure. We may enter into derivative instruments from time to time for speculative purposes.

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

This section should be read in conjunction with Note 32 "Risk management and financial instruments” and "Note 39 - Restatement of previously issued Financial Statements" of our Consolidated Financial Statements included herein.

We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure. Most of our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the Consolidated Statement of Operations under “(Loss)/gain on derivative financial instruments”. Interest rate swap agreements that have a positive fair value are recorded as “Other non-current assets,” while swaps with a negative fair value are recorded as “Other current liabilities” in the Consolidated Balance Sheet.

As at December 31, 2016, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $6.4 billion (excluding the interest rate swap agreements qualified for hedge accounting described below), compared to $7.3 billion in 2015, at rates between 0.74% per annum and 3.34% per annum. The swap agreements mature between June 3, 2017 and January 29, 2027. The net fair values of our interest rate swaps as at December 31, 2016, and December 31, 2015, were as follows:

Interest rate swaps - not qualified for hedge accounting	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
				(Restated)
Other non-current assets (current liabilities)	6,372	(41)	7,266	(98)

In addition to the above interest rate swaps, one of our consolidated VIEs has executed interest rate cash flow hedges in the form of interest rate swaps. These interest rate swaps qualify for hedge accounting under U.S. GAAP, and the instruments have been formally designated as a hedge to the underlying loan. Movements in their fair value are reflected in “Accumulated other comprehensive income (loss),” with their fair value recorded as “Other non-current assets” or “Other non-current liabilities.” As at December 31, 2016, the consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $176 million, compared to $200 million in 2015, at rates between 1.77% to 2.01% per annum. These swap agreements mature between October 2018 and December 2018, and the fair values as at December 31, 2016, and December 31, 2015, were as follows:

Interest rate swaps - qualified for hedge accounting	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other non-current assets (non-current liabilities)	176	(1)	200	(2)

At December 31, 2016 we also had outstanding cross-currency interest rate swaps with a principal amount of $807 million (December 31, 2015: $807 million) with maturity dates between March 2018 and March 2019 at rates ranging from 4.94% to 6.18% per annum. The fair value of our cross currency interest rate swap contracts as at December 31, 2016, and December 31, 2015, was as follows:

Cross currency interest rate swaps	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
				(Restated)
Other current liabilities	807	(194)	807	(193)

As at December 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was $0.23 billion, compared with $0.5 billion as at December 31, 2015, based on our total net interest-bearing debt including related party debt of $9.9 billion less the $7.4 billion total notional principal of our floating to fixed interest rate swaps and cross-currency swaps, less the $2.27 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease our net income by approximately $3 million on an annual basis as at December 31, 2016, compared to approximately $5 million in 2015.

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

This section should be read in conjunction with Note 32 "Risk management and financial instruments” of our Consolidated Financial Statements included herein.

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

We use foreign currency forward contracts and cross-currency interest rate swaps (as mentioned above) to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under “Other current assets” if the contracts have a net positive fair value, and under “Other current liabilities” if the contracts have a net negative fair value, with changes in the fair value recorded in the Consolidated Statement of Operations under “Other financial items - Gain/(loss) on derivative financial instruments.”

As of December 31, 2016 and December 31, 2015, we did not have any outstanding Norwegian kroner currency forward contracts.

As of December 31, 2016 and December 31, 2015, we did not have any outstanding British pound sterling currency forward contracts.

A 1% change in the exchange rate between the U.S. dollar and Norwegian Krone (NOK) and Swedish Krona (SEK) would result in a fair value gain of $5.4 million on the NOK and SEK denominated interest bearing debt (2015: gain of $5.4 million) and a fair value loss of $5.5 million on the cross current interest rate swaps (2015: loss of $5.5 million) that would be reflected in our Consolidated Statements of Operations, based on our cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

Equity price risk

On September 5, 2016, we settled the TRS contract indexed to 4,000,000 of our own shares, whereby we carried the risk of fluctuations in the market price of our shares. We settled the agreement that was outstanding as at December 31, 2015 for 4,000,000 shares at a strike price of NOK 20.30. The settlement amount for the contract was (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty’s financing costs. The settlement was a payment to the counterparty. The contract was scheduled to expire on March 3, 2016 and the agreed reference price was NOK49.60 per common share. As there is not an open position as at December 31, 2016, we do not have exposure to market risk associated with our share price.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

We hold equity investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As at December 31, 2016, these included:

•
a 39.7% equity interest in Archer (OSE:ARCHER), a Bermuda oil service company. As of April 21, 2017 our shareholding fell to 16.3% following Archer's $100 million private placement on February 28, 2017;

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

During the year ended December 31, 2016 we have recorded a loss on impairment of our investments in Seadrill Partners and SapuraKencana totaling $895 million. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies” of our Consolidated Financial Statements included herein for further discussion.

Please see Note 14 "Marketable securities" and Note 17 "Investment in associated companies" of our Consolidated Financial Statements included herein for information on our investments.

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

The following table shows those of our customers that have generated 10% or more of our contract revenues in any of the periods shown:

	Year ended December 31,
Customer	2016	2015	2014
Total S.A. Group ("Total")	18%	16%	13%
Petroleo Brasileiro S.A. ("Petrobras")	17%	19%	20%
Exxon Mobil Corp ("Exxon")	13%	14%	10%
LLOG	13%	9%	2%
Statoil ASA ("Statoil")	10%	12%	13%
Other customers	29%	30%	42%
	100%	100%	100%

Credit risk on derivative financial instruments
We may also face credit-related losses in the event that counterparties to our derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from foreign exchange forward contracts and interest rate swaps. We generally do not require collateral for our financial instrument contracts. We do, however, enter into master netting agreements with our counterparties to derivative financial instrument contracts to mitigate our exposure to counterparty credit risks. These agreements provide us with the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting against them any amounts that the counterparty may owe us.

We recently reviewed our fair value accounting principles under ASC 820 - Fair Value Measurements relating to our interest rate and cross currency swap portfolio, and determined we had not appropriately included counterparty credit risk in our fair value measurements relating to the above derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of our interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the Consolidated Statements of Operations in the line item “(Loss)/gain on derivative financial instruments”. Following this review, we determined a restatement of our previously issued financial statements was required in order to correctly reflect the counterparty credit risk in the Company's derivative valuations.

We have restated the financial statements for the year ended December 31, 2015 in order to correctly reflect the counterparty credit risk in our derivative valuations. The effect was a reduction in the value of the liabilities related to derivative financial instruments and a gain to the Statement of Operations of $124 million. Please refer to "Note 39 – Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F for additional information on the restatement.

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

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation and as a result of the material weakness in the internal control over financial reporting as set forth in Management's Annual Report on Internal Controls over Financial Reporting below, our principal executive officer and principal financial officers concluded that our disclosure controls and procedures were ineffective as at the evaluation date.

B.     Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and Rules 15d-15 promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management with the participation of our principal executive officer and principal financial officers assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled “Internal Control–Integrated Framework (2013)” and identified the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain effective controls over the accounting for interest rate and cross currency swaps. Specifically, the design and execution of controls over the application of accounting principles under U.S. GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate and cross currency swaps, and the completeness of accounting policy guidance in relation of the inclusion of counterparty credit risk in fair value measurements. This control deficiency resulted in a material misstatement in previously issued financial statements for the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 and therefore required these previously issued financial reports to be restated. Additionally, this control deficiency could result in misstatements of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016.

C.     Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2016, appearing under Item 18, and such report is incorporated herein by reference.

D.     Changes in Internal Control over Financial Reporting

We have commenced the remediation activities described below to remediate the material weakness; however, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation efforts to address material weakness
Management is committed to completing remediation activities to address this material weakness. These activities, summarized below, which have either been completed or are in progress, are intended to address the material weakness discussed above and to improve the overall control environment. These activities include:

•	Redesigning the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	Investing in accounting policy guidance, including a third party review of our accounting policies; and

•	Enhancing the documentation of policies, procedures and responsibilities throughout the financial reporting process.

Management believes the successful completion of these activities will remediate the material weakness and these actions are subject to ongoing senior management review, including Audit Committee oversight. During the period that the remediation activities are ongoing, we will perform additional control activities, as required, in order to ensure our financial statements are fairly stated in all material respects.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2016 and 2015 was PricewaterhouseCoopers LLP in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants.

(in U.S. dollars)	2016	2015
Audit fees (1)	3,557,000	4,300,673
Audit-related fees (2)	129,000	—
Taxation fees (3)	19,000	12,000
All other fees (4)	9,000	35,493
Total	3,714,000	4,348,166

(1)
Audit fees represent professional services rendered for the audit of our annual Consolidated Financial Statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our Consolidated Financial Statements which have not been reported under Audit fees above.

(3)	Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)	All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including information security and network penetration testing services.

Audit Committee’s Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2016, 2015 and 2014 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

A share repurchase program was approved by the Board in 2007, authorizing us to buy back shares that may either be cancelled or held as treasury shares to meet our obligations relating to our share option scheme.

In November 2014, the Board authorized a share buyback program under which we may repurchase up to approximately 10% of shares outstanding. We may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by our management based on its evaluation of market conditions, capital allocation opportunities and other factors. The program does not require us to repurchase any specific number of shares and may be modified, suspended, extended or terminated by us at any time without prior notice. In connection with the amendments to our secured loan agreements in April 2016 to increase the leverage ratio contained within our senior secured credit facilities, we are restricted from buying back any shares so long as the amended ratio is in effect, until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017.

There were no repurchases in 2015.

In September 2016, we settled TRS agreements, which were previously indexed to our own common shares, for 4,000,000 Seadrill Limited shares at a strike price of NOK20.30.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. Under Bermuda law and our Bye-laws, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in NYSE rules. However, we currently have a majority of independent directors, with five of the nine members of our Board of Directors being independent under the NYSE's standards for independence applicable to a foreign private issuer.

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

PART III

ITEM 17.                   FINANCIAL STATEMENTS

See “Item 18. Financial Statements” below.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements, together with the reports from PricewaterhouseCoopers LLP thereon, are filed as a part of this Annual Report, beginning on page F-1.

Pursuant to Rule 3-09, the consolidated financial statements of Seadrill Partners LLC have been filed as a part of this Annual Report, beginning on page A-1.

Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

(In US$ millions)		Additions
	Balance at beginning of period	Charge to cost and expenses	Charge to other accounts		Deductions		Balance at end of period
Year ended December 31, 2014
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	27	—	11	(a)	(22)	(b)	16
Valuation allowance on deferred tax assets	115	—	165	(c)	—		280

Year ended December 31, 2015
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	16	—	37	(a)	(14)	(b)	39
Valuation allowance on deferred tax assets	280	—	(69)	(c)	—		211

Year ended December 31, 2016
Year ended Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	39	—	44	(a)	(52)	(b)	31
Valuation allowance on deferred tax assets	211	—	34	(c)	—		245

(a)	Increases in provision for disputed accounts receivable - reversal of revenues.

(b)	Releases of accounts receivable provision.

(c)	Amounts related to deferred tax assets recorded for net operating losses, with an offsetting valuation allowance.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Seadrill Limited (1)
1.2
Bye-Laws of Seadrill Limited as adopted by the sole shareholder on May 13, 2005 and as amended by resolution of the shareholders at the Annual General Meeting held on December 1, 2006 and as further amended by resolution of the shareholders at the Annual General Meeting held on September 28, 2007 (1)

1.3	Amended and Restated Bye-Laws of Seadrill Limited, as amended by resolution of shareholders at the Annual General Meeting held on September 23, 2016
1.4	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.7	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.8	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1	Form of Common Stock Certificate (1)
4.1	Share Option Scheme dated December 1, 2006 (1)
4.2	Share Option Scheme dated February 1, 2017
4.3	Rules of the Seadrill Limited Restricted Stock Unit Plan (4)
4.4
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn Holdings LLC, dated as at October 24, 2012 (5)

4.5
Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., dated August 20, 2014, as amended by the first letter amendment dated November 7, 2014, and the second letter amendment dated April 15, 2015. (5) †

4.6	Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., third letter amendment dated June 2015 (6)
4.7
Amendment No. 1 to the Agreement for the Construction of the West Rigel, dated December 2, 2015, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd., including the Joint Asset Holding Agreement between Jurong Shipyard Pte. Ltd. and North Atlantic Drilling Ltd., included as Appendix 1 thereto (6)†

4.8
Amendment No. 2 dated June 1, 2016, Amendment No. 3, dated September 1, 2016, Amendment No. 4, dated September 30, 2016 and Amendment No. 5, dated January 6, 2017 to the Agreement for the Construction of the West Rigel, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd.

4.9	Bermuda Tax Assurance, dated May 25, 2011 (6)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.3	Certification of the Principal Accounting Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of the Principal Accounting Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Company’s registration statement on Form 20-F, filed on March 18, 2010

(2)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on May 5, 2010

(3)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 23, 2014

(4)	Incorporated by reference to Amendment No. 1 to the Company’s annual report on Form 20-F, filed on May 5, 2014

(5)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 21, 2015

(6)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 28, 2016

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 27, 2017

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management Ltd (Principal Executive Officer of Seadrill Limited)

Seadrill Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income/ (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Seadrill Limited and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the accounting for interest rate and cross currency swaps existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 39 to the consolidated financial statements, the Company has restated its 2015 consolidated financial statements to correct certain errors.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has near term liquidity constraints due to significant cash outflows for which sufficient cash is not available which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom

April 27, 2017

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions, except per share data)

		2016	2015	2014
			Restated**
Operating revenues
Contract revenues		2,850	3,957	4,518
Reimbursable revenues		66	113	190
Other revenues	*	253	265	289
Total operating revenues		3,169	4,335	4,997

(Loss)/gain on disposals	*	—	(63)	632
Contingent consideration realized	*	21	47	—

Operating expenses
Vessel and rig operating expenses	*	1,015	1,611	1,938
Reimbursable expenses		61	99	172
Depreciation and amortization		810	779	693
Loss on impairment of long lived assets		44	563	232
General and administrative expenses	*	234	248	315
Total operating expenses		2,164	3,300	3,350

Operating income		1,026	1,019	2,279

Financial items and other income/(expense), net
Interest income	*	66	67	63
Interest expense	*	(412)	(415)	(478)
Share in results from associated companies (net of tax)		283	192	34
Loss on impairment of investments		(895)	(1,285)	—
Loss on derivative financial instruments	*	(74)	(150)	(497)
Net gain/(loss) on debt extinguishment		47	8	(54)
Foreign exchange gain		18	63	164
Gain on realization of marketable securities		—	—	131
Gain on deconsolidation of Seadrill Partners		—	—	2,339
Gain on sale of tender rig business		—	22	—
Other financial items and other (expense)/income, net	*	(15)	52	125
Total financial items and other (expense)/income, net		(982)	(1,446)	1,827

Income/(loss) before income taxes		44	(427)	4,106

Income tax expense		(199)	(208)	(19)
Net (loss)/income		(155)	(635)	4,087

Net income/(loss) attributable to the non-controlling interest		26	(1)	108
Net (loss)/income attributable to the parent		(181)	(634)	3,979

Basic (loss)/earnings per share (U.S. dollar)		(0.36)	(1.29)	8.32
Diluted (loss)/earnings per share (U.S. dollar)		(0.36)	(1.29)	8.30
Declared regular dividend per share (U.S. dollar)		—	—	2.00
* Includes transactions with related parties. Refer to Note 31 "Related party transactions".
** Refer to Note 39 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
		Restated*
Net (loss)/income	(155)	(635)	4,087

Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	17	(460)	(982)
Other than temporary impairment of marketable securities, reclassification to statement of operations	153	752	—
Change in unrealized foreign exchange differences	—	(15)	(22)
Change in actuarial gain/(loss) relating to pension	22	27	(28)
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	1	—	1

Deconsolidation of subsidiaries	—	—	—
Share of other comprehensive income from associated companies	10	10	—
Other comprehensive income/(loss):	203	314	(1,031)

Total comprehensive income/(loss) for the period	48	(321)	3,056

Comprehensive income attributable to the non-controlling interest	34	7	53
Comprehensive income/(loss) attributable to the parent	14	(328)	3,003

Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 39 "Restatement of previously issued financial statements"

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
As at December 31, 2016 and 2015
(In US$ millions)

	Notes	2016	2015
ASSETS			Restated*
Current assets
Cash and cash equivalents		1,368	1,044
Restricted cash	13	75	50
Marketable securities	14	110	96
Accounts receivables, net	15	462	718
Amount due from related parties - current	31	376	639
Other current assets	16	495	395
Total current assets		2,886	2,942
Non-current assets
Investment in associated companies	17	2,168	2,592
Marketable securities	14	—	195
Newbuildings	18	1,531	1,479
Drilling units	19	14,276	14,930
Restricted cash	13	—	198
Deferred tax assets	9	12	81
Equipment	20	41	46
Amount due from related parties - non-current	31	523	517
Assets held for sale - non-current	36	128	128
Other non-current assets	22	101	331
Total non-current assets		18,780	20,497
Total assets		21,666	23,439
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	23	3,195	1,489
Trade accounts payable		93	141
Amounts due to related parties - current	24, 31	83	152
Other current liabilities	24	1,352	1,560
Total current liabilities		4,723	3,342
Non-current liabilities
Long-term debt	23	6,319	9,054
Long-term debt due to related parties	31	330	438
Deferred tax liabilities	9	112	136
Other non-current liabilities	25	119	401
Total non-current liabilities		6,880	10,029
Commitments and contingencies	33	—	—
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at December 31, 2016 (December 31, 2015, 492,759,940)	26	1,008	985
Additional paid in capital		3,306	3,275
Contributed surplus		1,956	1,956
Accumulated other comprehensive income/(loss)		53	(142)
Retained earnings		3,198	3,379
Total Shareholder's equity		9,521	9,453
Non-controlling interest	27	542	615
Total equity		10,063	10,068
Total liabilities and equity		21,666	23,439
See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 39 "Restatement of previously issued financial statements"

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
		Restated*
Cash Flows from Operating Activities
Net (loss)/income	(155)	(635)	4,087
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	810	779	693
Amortization of deferred loan charges	45	39	54
Amortization of unfavorable and favorable contracts	(65)	(116)	(131)
Share of results from associated companies	(283)	(192)	(121)
Loss on sale of investments in associated companies	—	—	89
Share-based compensation expense	8	7	10
Gain/(loss) on disposals and deconsolidations	—	63	(2,971)
Contingent consideration realized	(21)	(47)	—
Unrealized loss/(gain) related to derivative financial instruments	(67)	(82)	197
Loss on impairment of long lived assets	44	563	232
Loss on impairment of investments	895	1,285	—
Gain on realization of marketable securities	—	—	(138)
Dividends received from associated companies	55	253	526
Deferred income tax	73	29	(6)
Unrealized foreign exchange gain on long-term debt	(5)	(95)	(165)
Gain on sale of tender rig business	—	(22)	—
Payments for long-term maintenance	(95)	(106)	(295)
Net gain on debt extinguishment	(47)	(8)	(12)
Other	(2)	(9)	(17)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	256	267	(295)
Trade accounts payable	(55)	58	21
Related party receivables	2	65	213
Related party payables	(35)	(64)	(460)
Prepaid expenses/accrued revenue	15	(12)	13
Deferred revenue	(168)	(95)	171
Other assets	55	(22)	32
Other liabilities	(76)	(115)	(153)
Net cash provided by operating activities	1,184	1,788	1,574

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
		Restated*
Cash Flows from Investing Activities
Additions to newbuildings	(52)	(613)	(2,508)
Additions to drilling units and equipment	(84)	(322)	(365)
Refund of yard installments	53	29	—
Contingent consideration received	95	27	—
Sale of business, net of cash disposed	—	1,214	1,138
Cash in deconsolidated subsidiary	—	—	(90)
Change in restricted cash	(26)	(25)	(131)
Investment in associated companies	(16)	(210)	(586)
Proceeds from disposal of investments in associated companies	—	—	373
Purchase of marketable securities	—	—	(150)
Loans granted to related parties	(120)	(523)	(18)
Payments received from loans granted to related parties	283	233	2,096
Proceeds from disposal of marketable securities	195	—	307
Net cash provided by/ (used in) investing activities	328	(190)	66

Cash Flows from Financing Activities
Proceeds from debt	—	1,516	5,072
Repayments of debt	(1,054)	(2,999)	(4,344)
Debt fees paid	(31)	(16)	(65)
Proceeds from debt to related party	—	143	90
Repayments of debt to related party	(103)	—	(910)
Dividends paid to non-controlling interests	(7)	(14)	(51)
Contribution from non-controlling interests, net of issuance cost	—	—	115
Purchase of treasury shares	(10)	—	(18)
Dividends paid	—	—	(1,415)
Settlement of employee restricted stock units	—	—	5
Cash settlement of restricted stock units	(1)	—	—
Net cash (used in) by financing activities	(1,206)	(1,370)	(1,521)

Cash reclassified as held for sale	—	—	(26)
Effect of exchange rate changes on cash and cash equivalents	18	(15)	(6)

Net increase in cash and cash equivalents	324	213	87
Cash and cash equivalents at beginning of the year	1,044	831	744
Cash and cash equivalents at the end of year	1,368	1,044	831

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(400)	(458)	(493)
Taxes paid	(123)	(136)	(227)

See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 39 "Restatement of previously issued financial statements"

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share-based compensation charge	—	10	—	—	—	10	—	10
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Initial public offering of NADL	—	63	—	—	—	63	52	115
Acquisition of West Polaris	—	(6)	—	—	—	(6)	(7)	(13)
Sale of NCI	—	—	—	—	—	—	4	4
Other comprehensive loss	—	—	—	(976)	—	(976)	(55)	(1,031)
Dividends declared	—	—	—	—	(1,415)	(1,415)	(51)	(1,466)
Net income	—	—	—	—	3,979	3,979	108	4,087
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale of treasury shares	—	10	—	—	—	10	—	10
Share-based compensation charge	—	7	—	—	—	7	—	7
Sale of NCI	—	—	—	—	—	—	(4)	(4)
Other comprehensive income (Restated*)	—	—	—	306	—	306	8	314
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net Loss (Restated*)	—	—	—	—	(634)	(634)	(1)	(635)
Balance at December 31, 2015 (Restated*)	985	3,275	1,956	(142)	3,379	9,453	615	10,068
Purchase of treasury shares	(8)	(2)	—	—	—	(10)	—	(10)
Share-based compensation charge	—	7	—	—	—	7	—	7
Cash settlement of vested restricted stock units	—	(1)	—	—	—	(1)	—	(1)
Conversion of convertible bond	31	27	—	—	—	58	—	58
Recognition of non-controlling interest	—	—	—	—	—	—	6	6
Other comprehensive income	—	—	—	195	—	195	8	203
Distributions to Non-controlling interests	—	—	—	—	—	—	(113)	(113)
Net loss	—	—	—	—	(181)	(181)	26	(155)
Balance at December 31, 2016	1,008	3,306	1,956	53	3,198	9,521	542	10,063

See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 39 "Restatement of previously issued financial statements"

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. The Company provides offshore drilling services to the oil and gas industry. As at December 31, 2016 the Company owned and operated 38 offshore drilling units, had 13 offshore drilling units under construction and an additional unit classified as held for sale. Seadrill's fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners on January 2, 2014 the Company no longer operates in the tender rig segment. Seadrill also provide management services to the Company's related parties Seadrill Partners and SeaMex, refer to Note 31 "Related party transactions" for further details.

The accompanying Consolidated Financial Statements as of and for the year ended December 31, 2015 have been restated. The nature of the restatements and the effect on the Financial Statement line items are discussed in Note 39 of these Consolidated Financial Statements. In addition, certain related disclosures in the following notes have been restated to be consistent with the Consolidated Financial Statements.

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

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar" or "US$") rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and the group’s interest in associated entities. Investments in companies in which the Company controls, or directly or indirectly holds more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which the Company is deemed to be the primary beneficiary.

The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s expectation that the current restructuring program will be completed successfully as described below.

The Company’s liquidity requirements relate to servicing debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. We have historically relied on our cash generated from operations to meet our short term liquidity needs. However, as a result of the downturn in the offshore industry, we require additional liquidity to fully meet our obligations that fall due within one year after the date the financial statements are issued, given the debt repayments that are due in this period.

Over the past year the Company has been engaged in discussions with its banks, potential new investors, existing stakeholders and bondholders in order to restructure its secured credit facilities and unsecured bonds, and in order to raise new capital. The Company expects the implementation of a comprehensive restructuring plan will likely involve commencing schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of the United States Bankruptcy Code.

Although discussions are well advanced and significant progress has been made, until such time our restructuring is completed, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.

The Company's business operations are unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations during the restructuring process.

For further information in respect of Long-term debt see Note 23.

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

A VIE is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. U.S. GAAP requires a VIE to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity. Seadrill evaluates its subsidiaries, and any other entities in which the Company holds a variable interest, in order to determine whether Seadrill are the primary beneficiary of the entity, and where it is determined that Seadrill are the primary beneficiary Seadrill consolidates the entity.

Investment in companies in which Seadrill holds an ownership interest of between 20% and 50%, and over which Seadrill exercises significant influence, but do not consolidate, are accounted for using the equity method and classified within “Investments in associated companies.” The Company records its share of earnings or losses from associated companies in the consolidated statements of operations as “Share in results from associated companies.” The excess, if any, of purchase price over book value of the Company’s investments in equity method investees is included in the accompanying consolidated balance sheets in “Investment in associated companies.”

Investments in companies in which Seadrill's ownership is less than 20% are valued at fair value and classified within “Marketable Securities” unless it is not possible to estimate fair value, then the cost method is used.

Intercompany transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with associates are eliminated to the extent of the Company’s interest in the entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The areas requiring significant judgment and estimation in the preparation of the consolidated financial statements are: accounting for interests in other entities; the recoverability of asset carrying values; derivative financial instruments, including the application of hedge accounting; provisions and contingencies; pensions and other post-retirement benefits; and taxation.

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

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract, including dewinterization. Non-contingent demobilization fees are recognized as revenue over contract term, excluding option periods not exercised by Seadrill's customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the contract term, excluding option periods not exercised.

In certain countries in which the Company operates, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on the Company's revenues. Seadrill records its tax-assessed revenue transactions on a net basis in the Consolidated Statement of Operations.

Reimbursables

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of Seadrill's customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

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

Related party revenues relate to management support and administrative services provided to Seadrill's associates in which the Company maintains an investment.

External management fees relate to the operational, administrative and support services that the Company provides to third parties.

Other revenues also include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized as and when any contingencies or uncertainties are resolved.

Mobilization and demobilization expenses

Mobilization costs incurred as part of a drilling contract are capitalized and recognized as expense over the contract term, excluding option periods not exercised by Seadrill's customers. The costs of relocating drilling units that are not under contract are expensed as incurred.

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the Company operates the drilling units and are expensed as incurred.

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

The Company tests goodwill for impairment on an annual basis as at December 31 each year or when events or circumstances indicate that a potential impairment exists. The Company may first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

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

Derivative Financial Instruments and Hedging Activities

The Company’s primary derivative instruments include interest-rate swap agreements, foreign currency options and forward exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in the Company's Consolidated Statement of Operations.

Changes in the fair value of any derivative instrument that the Company has formally designated as a hedge, are recognized in "Accumulated other comprehensive income" in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the Consolidated Statement of Operations. When the hedged item affects the income statement, the gain or loss included in Accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item.

Income taxes

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. Currently, the Company and its Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempt companies. The Company and its subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that it will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. The Company's income tax expense is based on the Company's income and statutory tax rates in the various jurisdictions in which the Company operates. Seadrill provides for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.

The determination and evaluation of the Company's annual group income tax provision involves interpretation of tax laws in various jurisdictions in which Seadrill operates and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether the Company's tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or the Company's levels of operations or profitability in each jurisdiction may impact the Company's tax liability in any given year. While the Company's annual tax provision is based on the information available to the Company at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of the Company's income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.

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

The Company's deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the Valuation allowances, the Company must make estimates and certain assumptions regarding future taxable income, including where the Company's drilling units are expected to be deployed, as well as other assumptions related to the Company's future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require the Company to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

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

Recently Adopted Accounting Standards

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU was effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company adopted this ASU effective December 31, 2016. The Company has assessed the impact of this ASU and has disclosed the relevant effects in Note 1 of the Consolidated Financial Statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company’s Consolidated Financial Statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company’s Consolidated Financial Statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as at the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s Consolidated Financial Statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control, which provides VIE guidance on evaluating indirect interests held by related parties under common control. The new guidance changes consolidation conclusions for entities that have already adopted 2015-02 amendments to the consolidation guidance, when a decision maker and its related parties holding an interest in the VIE are under common control. The single decision maker will consider the indirect interest on a proportionate basis. The Company adopted this ASU effective 31 December 2016. The adoption of this ASU did not impact the Company's Consolidated Financial Statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The Company has been organized into three operating segments:

1.
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment; and

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

In prior periods, the company reported a tender rigs segment, which related to services encompassing drilling, completion and maintenance of offshore production wells in South-east Asia, West Africa and the Americas. In these periods, the Company had drilling contracts related to self-erecting tender rigs and semi-submersible tender rigs. Following the sale of the majority of the tender rig business to SapuraKencana, which closed on April 30, 2013, and further the deconsolidation of Seadrill Partners LLC (“Seadrill Partners”) as at January 2, 2014, the Company no longer has any drilling contracts in the tender rig segment. Accordingly, the Company did not report this segment for the years ended December 31, 2016, December 31, 2015, and December 31, 2014. The Company however provides management services to Seadrill Partners and SeaMex which are recognized within the "Other" segment.

Revenues

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Floaters	2,212	2,906	3,360
Jack-up rigs	865	1,293	1,478
Other	92	136	159
Total	3,169	4,335	4,997

Depreciation and amortization

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Floaters	600	570	508
Jack-up rigs	210	208	185
Other	—	1	—
Total	810	779	693

Operating income – net income

	Year ended December 31,
(In US$ millions)	2016	2015	2014
		Restated
Floaters	759	340	1,992
Jack-up Rigs	267	664	275
Other	—	15	12
Operating income	1,026	1,019	2,279
Unallocated items:
Total financial items and other	(982)	(1,446)	1,827
Income tax expense	(199)	(208)	(19)
Net (loss)/ income	(155)	(635)	4,087

Drilling Units and Newbuildings - Total assets

(In US$ millions)	December 31, 2016	December 31, 2015
		Restated
Floaters	11,751	12,189
Jack-up Rigs	4,056	4,220
Total Drilling Units and Newbuildings	15,807	16,409
Assets held for sale	128	128
Investments in Associated companies	2,168	2,592
Marketable securities	110	291
Cash and restricted cash	1,443	1,292
Other assets	2,010	2,727
Total	21,666	23,439

 Capital expenditures – fixed assets

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Floaters	192	950	2,327
Jack-up Rigs	35	95	776
Total	227	1,045	3,103

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Company’s revenues and fixed assets by geographic area:

Revenues

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Brazil	491	877	991
Norway	475	641	1,071
Nigeria	431	499	21
Angola	419	527	707
United States	370	371	297
Others (1)	983	1,420	1,910
Total Revenue	3,169	4,335	4,997

(1)	Other countries represents countries in which the Company operates that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Major customers
In the years ended December 31, 2016, 2015 and 2014, the Company had the following customers with contract revenues greater than 10% in any of the years presented:

	Year ended December 31,
(US$ millions)	2016	2015	2014
Total S.A Group ("Total")	18%	16%	13%
Petroleo Brasileiro S.A ("Petrobras")	17%	19%	20%
Exxon Mobil Corp ("Exxon")	13%	14%	10%
LLOG	13%	9%	2%
Statoil ASA ("Statoil")	10%	12%	13%

Fixed assets – operating drilling units (1)

(In US$ millions)	December 31, 2016	December 31, 2015
Norway	2,456	2,094
Brazil	1,884	4,074
Angola	1,423	1,452
Others (2)	10,969	9,404
Total	14,276	14,930

(1)
The fixed assets referred to in the table are the Company’s operating drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

(2)	Other countries represents countries in which the Company operates that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Note 4 – Other revenues

Other revenues consist of the following:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Amortization of unfavorable contracts	65	116	130
Revenues related party	100	119	97
External management fees with third parties	19	30	62
Termination revenue	69	—	—
Total	253	265	289

The unfavorable contract values in 2016, 2015 and 2014 arose primarily from the Company's acquisitions of Sevan Drilling ASA, see Note 21 "Goodwill and other intangible assets and liabilities". The residual unfavorable contract amortized in 2015 and 2014 arose from the Company's acquisition of Songa Eclipse, which finished amortizing in May 2015.

Related party revenues were related to management support and administrative services during the year provided to Seadrill's associates in which the Company maintains an investment. Refer to Note 31 "Related party transactions" for more information

External management fees relate to the operational, administrative and support services that the Company provides to SapuraKencana as part of the agreement that Seadrill entered into when the Company sold majority of the tender rig business. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

The termination revenue relates to the early termination fee recognized for contracts cancelled on the West Hercules and West Epsilon of $58 million and $11 million respectively. The total termination fee for the West Hercules was $66 million, with the remaining $8 million of revenue to be recognized in January 2017 up until the end date of the original contract.

Note 5 – (Loss)/gain on disposals

The Company has recognized the following (losses)/gains on disposals:

(In US$ millions)	Net proceeds/recoverable amount	Book value on disposal	(Loss)/gain
Year ended December 31, 2016:
Total for year ended December 31, 2016	—	—	—

Year ended December 31, 2015:
Cancellation of West Mira	199	279	(80)
West Rigel Transferred to Asset held for sale	128	210	(82)
Sale of West Polaris	235	312	(77)
SeaMex Limited	1,240	1,059	181
Assets written off	—	5	(5)
Total for year ended December 31, 2015	1,802	1,865	(63)

Year ended December 31, 2014:
Sale of West Auriga business	466	26	440
Sale of West Vela business	536	344	192
Total for year ended December 31, 2014	1,002	370	632

There has been no significant disposal activity in the year ended December 31, 2016.

The company has recognized the following contingent considerations from the sale of the West Polaris and West Auriga business:

(In US$ millions)	Year Ended December 31,
	2016	2015	2014
West Polaris earn out realized	8	32	—
West Vela earn out realized	13	15	—
Total contingent consideration recognized	21	47	—

West Rigel Transferred to Asset held for sale

On December 2, 2015, the West Rigel was classified as an asset held for sale. As at the transfer date the West Rigel held assets at its book value of $210 million and a loss on disposal of $82 million was recognized. As at December 31, 2016, $128 million is still held for sale. Please refer to Note 36 "Assets held for sale" for more details.

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

On October 12, 2015, HSHI launched arbitration proceedings under the contract. In the year ended December 31, 2015, the Company reclassified from "Newbuildings" a receivable of $170 million plus accrued interest of $29 million, which was presented in "Other non-current assets" on the Consolidated Balance Sheet as a receivable from the shipyard. The total receivable represented management's assessment at that time as the most probable outcome based on facts and circumstances, and advice from external counsel, who had been engaged for the arbitration process. The resulting net loss on disposal recognized was $80 million, which is included in “(Loss)/gain on disposals” in the 2015 Consolidated Statement of Operations.

On March 13, 2017, the Company reached settlement with HSHI and Seadrill received a cash payment of $170 million, representing the yard installment receivable excluding any additional accrued interest. This payment was received on the March 14, 2017. The Company recorded a non-cash impairment of $44 million for the year ended December 31, 2016, to reflect the difference in the carrying value of the West Mira receivable and the cash payment to be received. The non-cash impairment comprises $31 million that has been taken against "Loss on impairment of long lived assets" and $13 million has been taken against "Interest income" in the 2016 Consolidated Statement of Operations. As at December 31, 2016, the receivable presented in "Other current assets" on the Consolidated Balance Sheet was $170 million.

The Company is redeploying equipment, totaling $48 million, within Seadrill’s remaining fleet, and has not written off these amounts.

Sale of West Polaris

On June 19, 2015, the Company sold the entities that owned and operated the West Polaris to Seadrill Operating LP, a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. Please refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more details.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. (“Fintech”), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited (“SeaMex”), which was previously 100% owned by the Company. As a result of the transaction the Company has deconsolidated certain entities as at March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value. Please refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more details.

Sale of West Auriga business

On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. Please refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more details.

Sale of West Vela business

On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. Please refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more details.

Note 6 – Interest expense

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Gross interest expense	451	475	548
Capitalized interest	(39)	(60)	(70)
Interest expense	412	415	478

Note 7 – Gain on realization of marketable securities

In April 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs. As a result of the sale, a gain of $131 million was recognized in the Consolidated Statement of Operations within “Gain on realization of marketable securities”, including amounts which had been previously recognized in other comprehensive income. As a result of this transaction, the Company's ownership interest in SapuraKencana’s outstanding common shares was 8.18%. In April 2016, the Company disposed of its shareholding in SapuraKencana, refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

Note 8 – Impairment loss on marketable securities and investments in associated companies (restated)

The table below summarizes the total impairments of investments during the years ending December 31, 2016, 2015 and 2014:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
		Restated
Impairments of Marketable securities (refer to Note 14)
Seadrill Partners - Common Units	153	574	—
SapuraKencana	—	178	—
Total impairment of marketable securities investments (reclassification from OCI)	153	752	—

Impairments of Investment in associated companies and joint ventures (refer to Note 17)
Seadrill Partners - Total direct ownership investments	400	302	—
Seadrill Partners - Subordinated units	180	125	—
Seadrill Partners - Seadrill member interest and IDRs	73	106	—
SeaMex Limited	76	—	—
Itaunas Drilling, Camburi Drilling, and Sahy Drilling	13	—	—
Total impairment of investments in associated companies and joint ventures	742	533	—

Total impairment of investments	895	1,285	—

Impairment loss recognized for the year ended December 31, 2016

Seadrill Partners - Common Units - Impairment of marketable securities
During the period between September 30, 2015 and September 30, 2016, Seadrill Partners’ unit price fell by approximately 62%, on both a spot price and trailing three-month average basis. Management determined that the investment in Seadrill Partners’ common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result the Company has impaired the investment, recognizing an impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of losses previously recognized within Other Comprehensive Income.

During the three months ended December 31, 2016, Seadrill Partners’ unit price increased from approximately $3.53 at September 30, 2016 to $4.20 at December 31, 2016. As at December 31, 2016, an unrealized gain of $17 million had been recognized in “accumulated other comprehensive income,” as a result of remeasuring the value of our investment in the common units of Seadrill Partners to the market price as at December 31, 2016.

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of Equity Method Investment
Whilst the investments in Seadrill Partners held under the equity method are not publicly traded, the reduction in value of the publicly traded units is considered an indicator of impairment. The Company has determined the length and severity of the reduction in value of the traded units to be representative of an other than temporary impairment.

As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million. The Company has recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations. In the period from September 30, 2016 and December 31, 2016 no additional impairment was recognized due to the increase in the value of the traded units.

The fair value of these investments was derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners’ common units. Due to the significant influence the Company has on Seadrill Partners, there is in implied significant influence premium, which represents the additional value the Company would place over and above the market price of Seadrill

Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. The Company deems the implied control premium to be reasonable in the context of the data considered.

The assumptions used in the DCF model were derived from significant unobservable inputs (representative of Level 3 inputs for Fair Value Measurement) and are based on management’s judgments and assumptions available at the time of performing the impairment test. We employ significant judgment in developing these estimates and assumptions including the following:

•	forecast dayrates for our drilling contracts;

•	utilization rates;

•	operating costs and overheads;

•	estimated annual capital expenditure, cost of rig replacement and/or enhancement programs;

•	estimated maintenance, inspections or other costs associated with a rig after completion/termination of the contract;

•	remaining useful life of each rig; and

•	estimated tax rates.

The underlying assumptions and assigned probabilities of occurrence for utilization and dayrate scenarios were developed using a methodology that examines historical data for each rig, which considers the rig’s age, rated water depth and other attributes and then assesses its future marketability in light of the current and projected market environment at the time of assessment. Other assumptions, such as operating, maintenance and inspection costs, are estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment. Management’s assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported. Management’s assumptions involve uncertainties about future demand for our services, dayrates, expenses and other future events, and management’s expectations may not be indicative of future outcomes. Significant unanticipated changes to these assumptions could materially alter our analysis in testing an asset for potential impairment.

Seadrill Partners - Member interest - Impairment of Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners. The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill Member and the attached IDRs at deconsolidation in January 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.

As at September 30, 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2016. The carrying value of the investment was found to exceed the fair value by $73 million. The Company has recognized this impairment within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the Monte Carlo Model were derived from both observable and unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and the share price of the common units as at the deconsolidation date. We employ significant judgment in developing these estimates and assumptions. The use of different assumptions would likely have a material impact on the impairment charge recognized and our consolidated statement of operations. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.

SeaMex Limited - Impairment of investment in Joint Venture
During the year ended December 31, 2014 the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company deconsolidated these entities as at March 10, 2015, and recognized its retained 50% investment in the joint venture at fair value.

The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. The Company has determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such the Company has measured and recognized an other than temporary impairment of the investment in SeaMex as at September 30, 2016.

The fair value was derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.

The carrying value of the investment was found to exceed the fair value by $76 million. The Company has recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test. The use of different assumptions, particularly with regard to the most sensitive assumptions concerning estimated future dayrates and utilization and the assumed market participant discount rate, would have a material impact on the impairment charge recognized and our consolidated statement of operations. In addition, if actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling - Impairment of investment in Joint Venture
Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which each have a contract to construct one drillship. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company.

During the year ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. The Company has recognized this impairment within “Loss on impairment of investments” in the Consolidated Statement of Operations.

Impairment loss recognized for the year ended December 31, 2015

Seadrill Partners - Common Units - Impairment of marketable securities
Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investments in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price. In October 2014, the share price began to fall below $30.60 and fell to $9.40 at September 30, 2015, as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. During the period between June 30, 2015 and September 30, 2015, Seadrill Partners’ unit price fell by approximately 20%, on both a spot price and trailing three month average basis. At September 30, 2015 management determined that the investment in Seadrill Partners’ common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result the Company impaired the investment, recognizing an impairment charge of $574 million within “Loss on impairment of investments.” This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of Equity Method Investment
At September 30, 2015, the Company determined the length and severity of the reduction in value of the traded units to be representative of an other than temporary impairment. As such, the Company measured and recognized an other than temporary impairment of the subordinated units and direct ownership interests as at September 30, 2015.

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

As at September 30, 2015, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million. The Company recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the DCF model were derived from unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

Seadrill Partners - Member interest - Impairment of Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights “IDRs” of Seadrill Partners. The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company’s interest in the Seadrill Member and the attached IDRs at deconsolidation in January 2014, was determined using a Monte Carlo simulation method (“Monte Carlo model”). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.

The reduction in value of the Seadrill Partners Common Units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2015. The carrying value of the investment was found to exceed the fair value by $106 million. The Company recognized this impairment within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

SapuraKencana - Impairment of marketable securities
During the period since September 30, 2014, to September 30, 2015, SapuraKencana’s share price fell by approximately 45% as a result of deteriorating market conditions in the oil and gas industry. Between June 30, 2015 and September 30, 2015, the value of the investment fell by approximately 20%, as a result of the declining share price and USD:MYR exchange rate. At September 30, 2015, management determined that the investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result the Company impaired the investment, recognizing an impairment charge of $167 million within “Loss on impairment of investments”. This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

During the restated period to December 31, 2015 the Company recognized an additional net impairment charge to bring the carrying value of the asset to the realizable value of $195 million. The resulting net impairment was a loss of $11 million, which was recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations. As a result, the total restated impairment charge recognized for the period to December 31, 2015 was $178 million.

On April 27, 2016, the Company sold its entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Note 9 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Current tax expense:
Bermuda	—	—	—
Foreign	151	177	23
Deferred tax expense/(benefit):
Bermuda	—	—	—
Foreign	48	31	(4)
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	—	—
Total tax expense	199	208	19
Effective tax rate	452.3%	(48.7)%	0.5%

The effective tax rate for the year ended December 31, 2016 is 452.3% as compared to a rate for 2015 of (48.7)%.  The rate reflects no tax relief on the $895 million loss on impairment of investments or $74 million loss on derivative financial instruments, as well as no tax chargeable on any disposal gains. This is due to these items largely falling within the zero tax rate Bermuda companies. This is in comparison to 2015 where we paid tax on local operations but reported an overall loss before tax inclusive of discrete items.

We are headquartered in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in others.

The income taxes for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the Bermudan statutory income tax rate of 0% as follows:

	Year ended December 31.
(In US$ millions)	2016	2015	2014
Income taxes at statutory rate	—	—	—
Effect of change on uncertain tax positions relating to prior year	28	—	(85)
Effect of unremitted earnings of subsidiaries	(4)	38	—
Effect of taxable income in various countries	175	170	104
Total tax expense	199	208	19

During the year ended December 31, 2015, the Company reviewed its assertion of indefinite reinvestment of unremitted earnings of subsidiaries and determined that, due to the cash needs of the Company caused by the recent industry trend in the market, the Company no longer considers such earnings to be indefinitely reinvested. The Company has recognized a deferred tax liability of $34 million in 2016 ($38 million in 2015).

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

(In US$ millions)	December 31, 2016	December 31, 2015
Pensions and stock options	3	9
Provisions	28	16
Net operating losses carried forward	272	265
Other	2	2
Gross deferred tax assets	305	292
Valuation allowance	(245)	(211)
Net deferred tax assets	60	81

Deferred tax liabilities:

(In US$ millions)	December 31, 2016	December 31, 2015
Property, plant and equipment	126	98
Unremitted Earnings of Subsidiaries	34	38
Gross deferred tax liabilities	160	136
Net deferred tax liabilities	(100)	(55)

As at December 31, 2016, deferred tax assets related to net operating loss (“NOL”) carry forwards was $272 million (2015: $265 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $237 million (2015: $265 million) that will not expire and $35 million (2015: nil) that will expire between 2017 and 2019 if unutilized.

A valuation allowance of $238 million as at December 31, 2016 (2015: $211 million) on the NOL carry forwards has been recorded where the Company does not expect to generate future taxable income.

Uncertain tax positions

As at December 31, 2016, the Company had uncertain tax positions of $44 million, of which $7 million was included in other current liabilities, $32 million was included in other non-current liabilities and $5 million was presented as a reduction of deferred tax assets. The changes to the Company's uncertain tax positions were as follows:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Balance at the beginning of the period	9	9	147
Increases as a result of positions taken in prior periods	35	—	9
Increases as a result of positions taken during the current period	2	—	—
Decreases as a result of positions taken in prior periods	(2)	—	(147)
Decreases as a result of positions taken in the current period	—	—	—
Balance at the end of the period	44	9	9

Accrued interest and penalties totaled $2 million and nil as of December 31, 2016 and December 31, 2015 respectively and were included in other liabilities on the Company's consolidated Balance Sheet. The Company recognized expenses of $2 million during the year ended December 31, 2016 (no expenses recognized in the years ended December 31, 2015 and December 31, 2014), related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As at December 31, 2016, if recognized, $41 million of the Company's unrecognized tax benefits, including interest and penalties, would have a favorable impact on the Company's effective tax rate.

The Company expects to resolve certain current unrecognized tax benefits in 2017, therefore a reduction in unrecognized tax benefits is expected in the following twelve months by $7 million. This would impact the Company's consolidated income tax rate if recognized.

Certain of the Company's Norwegian subsidiaries were party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency. In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court. The terms of the settlement agreement included the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties. Following settlement of the uncertainties arising from these matters, the Company recognized a $94 million positive impact on the Company's 2014 effective tax rate.

The Company is subject to taxation in various jurisdictions. The following table summarizes the earlier tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates.

Jurisdiction	Earliest Open Year
Angola	2015
United States	2013
Nigeria	2014
Norway	2013

Note 10 – (Loss)/earnings per share (Restated)

The computation of basic (loss)/earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2016	2015	2014
		Restated
Net (loss)/income attributable to the parent	(181)	(634)	3,979
Less: Allocation to participating securities	—	—	(6)
Net (loss)/income available to stockholders	(181)	(634)	3,973
Effect of dilution	—	—	117
Diluted net (loss)/income available to stockholders	(181)	(634)	4,090

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2016	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	501	493	478
Diluted earnings per share:
Effect of dilutive convertible bonds	—	—	14
Effect of dilutive share options (1)	—	—	1
Weighted average number of common shares outstanding adjusted for the effects of dilution	501	493	493

(1)	Certain stock options have been excluded from the calculation of diluted EPS because their exercise price exceeded the Company’s average share price during the calculation period.

(In US$)	2016	2015	2014
		Restated
Basic (loss)/earnings per share	(0.36)	(1.29)	8.32
Diluted (loss)/earnings per share	(0.36)	(1.29)	8.30

Note 11 – Disposals of businesses and deconsolidation of subsidiaries

Disposals in 2016

There were no disposals of businesses and deconsolidation of subsidiaries in the year ended December 31, 2016.

Disposals in 2015

Disposal of the West Polaris

On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.

The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration, and a working capital adjustment of $31 million, due to the net working capital of the Polaris business being greater than the required working capital prescribed in the sale and purchase agreement.

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

The Company’s accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Polaris on June 19, 2015 to December 31, 2015, the Company has recognized $32 million in contingent consideration, as it became realized, within “Contingent consideration realized” included within "Operating income". In the year ended December 31, 2016, the Company has recognized an additional $8 million in contingent consideration.

The loss recognized at the time of disposal of the Polaris business was $77 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in the Company's Consolidated Statement of Operations, under “(Loss)/gain on disposals” included within "Operating income" and attributable to the floaters segment.

(In US$ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(271)
Less: allocated goodwill to subsidiaries	(41)
Loss on disposal	(77)

Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business. See further discussion in Note 31 "Related party transactions" to the Consolidated Financial Statements for details of these services and agreements.

The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company’s operations and financial results.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a Joint Venture agreement ("JV agreement") with an investment fund controlled by Fintech Advisory Inc. (“Fintech”), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs (“the jack-up drilling rigs”) were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited (“SeaMex” or the "JV"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction, the Company no longer controls the entities that own and operate these jack-up drilling units (the “Disposal Group”), and accordingly the Company has deconsolidated these entities as at March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value. The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill. Seadrill accounts for its 50% investment in the joint venture under the Equity Method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill. This was comprised of net cash of $586 million, a seller’s credit receivable of $250 million, short term related party receivable balances of $91 million and a direct settlement of Seadrill’s debt facilities relating to the West Oberon amounting to $150 million. Subsequently, $162 million of the related party balance was received when the West Titania was refinanced. The seller’s credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019. See Note 31 "Related party transactions" to the Consolidated Financial Statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 23 "Long term debt" to the Consolidated Financial Statements.

The total recognized gain on disposal was $181 million, after taking into account a goodwill allocation of $49 million, which has been presented in the Company's Consolidated Statement of Operations, under “(Loss)/gain on disposals” included within "Operating income" attributable to the jack-up segment.

The Company has not presented this Disposal group as a discontinued operation in the Consolidated Statement of Operations as it does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

(In US$ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller’s credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(56)
Total current liabilities	(57)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(117)
Carrying value of net assets	1,059

Gain on disposal	181

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

Disposals in 2014

Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners, the Board of Directors of Seadrill Partners has the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners’ IPO in October 2012 until the time of its first effective Annual General Meeting (“AGM”) on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner’s Board of Directors. From the first AGM, the majority of the Board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the Board of Directors as a result of certain provisions in the Operating Agreement which limits the Company’s ability to vote its full holding of common units in an election of Directors to the Board of Seadrill Partners. As at January 2, 2014, Seadrill Partners is considered to be an associated company, and a related party, and not a controlled subsidiary of the Company. As such Seadrill Partners was deconsolidated by the Company.
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue to provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 "Related party transactions" for these services and agreements.
As a result of the deconsolidation, the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation. Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date, as the external debt was not transferred to Seadrill Partners or its subsidiaries. However, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions. Therefore, the Company has recognized a related party loan receivable for similar amounts. The excess of the fair value of the investments over the carrying value of Seadrill’s share of Seadrill Partners’ net assets has been recognized as a gain in the Company’s Consolidated Statement of Operations.
The gain recognized on deconsolidation, which all relates to the remeasurement of the Company’s retained interests in Seadrill Partners and its subsidiaries is as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners’ net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation of Seadrill Partners	2,339

(a)     Fair value of investments and continuing involvement with investees
The estimated fair value of the Company’s residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As at January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total residual interest in Seadrill Partners	3,724
(i) Common units (marketable securities)
As at the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company’s holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent ‘in-substance common stock’ as defined by U.S. GAAP.

These securities have been recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. Any unrealized gains and losses on these securities are recognized directly in equity as a component of "Accumulated other comprehensive income" unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the Consolidated Statement of Operations and realized. Dividend income from the common units is recognized in the Consolidated Statement of Operations.

(ii) Subordinated units
As at the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units. The Company’s holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units on January 2, 2014, was determined based on the quoted market price of the listed common units as at the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period. Under the equity method the Company recognizes its share of Seadrill Partners’ earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the "Share in results of associated companies" line in the Consolidated Statement of Operations. Dividends are recognized as a reduction in investment carrying value.

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
The fair value of the Company’s interest in the Seadrill Member and the attached IDRs as at January 2, 2014 was determined using the Monte Carlo model. This method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the Common Units as at the deconsolidation date. Distributions to the IDRs are recognized in the Consolidated Statement of Operations.

iv) Direct Ownership interests
The Company held the following ownership interests in entities controlled by Seadrill Partners as at the date of deconsolidation:

•	70% ownership in Seadrill Operating LP
Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners. On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP to Seadrill Partners for cash consideration of $373 million, thus reducing the Company's ownership to 42%.

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

(c)    Accounting for basis differences
The Company’s investments that are accounted for under the equity method (subordinated units and direct ownership interests) were recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees’ net assets at the date of deconsolidation. A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill. Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities. This amortization is recognized in the Consolidated Statement of Operations in the "Share in results from associated companies" line.
The total investments in Seadrill Partners recorded under the equity method of $2,809 million which includes the Company’s share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners’ assets at the deconsolidation date are as follows:

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

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units;

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract; and

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Following the other than temporary impairment recognized in September 2015, the basis difference for drilling units and goodwill caused Seadrill's share of basis difference to fall by $308 million and $119 million respectively. The remaining basis difference for drilling units, contracts and goodwill for the period ended December 31, 2015 was $629 million, $38 million and $211 million respectively.

Following an additional other than temporary impairment recognized in September 2016, the basis difference for drilling units, contracts and goodwill has caused Seadrill's share of basis difference to further fall by $389 million, $13 million and $165 million. The remaining basis difference for the period ended December 31, 2016 was $217 million, $5 million and $46 million.

Disposal of the West Auriga
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million. The total consideration of $797 million was comprised of cash of $697 million and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga. The total recognized gain on sale of the Auriga business was $440 million, after taking into account a goodwill allocation of $33 million, which has been presented in the Company's Consolidated Statement of Operations, under “(Loss)/gain on disposals” included within "Operating income".

(In US$ millions)	March 21, 2014
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 "Related party transactions" for these services and agreements.

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
The gain recognized at the time of disposal of the Vela business was $191 million, after taking into account a goodwill allocation of $41 million. The gain has been presented in the Company's Consolidated Statement of Operations, under “(Loss)/gain on disposals” included within "Operating income". During the year ended December 31, 2016, the Company also recognized $13 million related to the contingent consideration realized (year ended December 31, 2015: $15 million).

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
Under the terms of various agreements between Seadrill and Seadrill Partners entered into in connection with the IPO of Seadrill Partners, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries. See further discussion in Note 31 "Related party transactions" for these services and agreements.

Note 12 – Business Acquisitions

There were no business acquisitions in the year ended December 31, 2016, December 31, 2015 or December 31, 2014.

Note 13 – Restricted cash

Restricted cash includes:

(In US$ millions)	December 31, 2016	December 31, 2015
CIRR deposits (1)	—	71
Margin calls related to share forward agreements	70	170
Tax withholding deposits	5	7
Total restricted cash	75	248
Long-term restricted cash (related to CIRR deposits and margin calls)	—	198
Short-term restricted cash	75	50

(1)
CIRR deposits are cash deposited with commercial banks, which match Commercial Interest Reference Rate (“CIRR”) loans from Eksportfinans ASA, the Norwegian export credit agency. All of these amounts have been repaid or derecognized as at December 31, 2016 - see Note 23 "Long term debt" to the Consolidated Financial Statements included herein. The deposits were used to make repayments of the CIRR loans.

Note 14 – Marketable securities (Restated)

The historic cost of marketable securities is marked to market, with changes in fair value is recognized in the Consolidated Statement of Other Comprehensive Income.

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the Consolidated Balance Sheet:

	As at December 31, 2016
(In US$ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
Sapura Kencana	—	—	—
Seadrill Partners - Common Units	93	17	110
Total	93	17	110

	As at December 31, 2015
		Restated
(In US$ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
Sapura Kencana	195	—	195
Seadrill Partners - Common Units	247	(151)	96
Total	442	(151)	291

The following table summarizes the gross realized gains and losses from purchases and sales of marketable securities during the years presented:

	Year ended December 31, 2016
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Loss reclassified into income
Sapura Kencana	—	—	—	—	195	—	—
Seadrill Partners - Common Units	—	—	69	(52)	—	—	(153)
Total	—	—	69	(52)	195	—	(153)

	Year ended December 31, 2015
				Restated
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Loss reclassified into income
Sapura Kencana	—	—	—	(130)	—		(178)
Seadrill Partners - Common Units	—	—	16	(346)	—		(574)
Total	—	—	16	(476)	—	—	(752)

	Year ended December 31, 2014
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain reclassified into income
Petromena	6	—	—	—	10	—	—
Sapura Kencana	—	—	—	(456)	297	—	131
Seadrill Partners - Common Units	—	—	—	(395)	—	821	—
Total	6	—	—	(851)	307	821	131

SapuraKencana
During the year ended December 31, 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs. As a result of the sale, a gain of $131 million was recognized, including amounts which had been previously recognized in other comprehensive income, which was recognized on an average cost basis. The gain is included in the Consolidated Statement of Operations within “Gain on realization of marketable securities”. As a result of the transactions, the Company's ownership interest in SapuraKencana’s outstanding common shares is 8.18% as at December 31, 2016. Please refer to Note 7 "Gain on realization of marketable securities" for further information.

During the year ended December 31, 2015 the Company recognized an other than temporary impairment charge of $167 million on the investment in SapuraKencana, which was recorded within “Loss on impairment of investments.” This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

An additional restated net impairment charge was recognized to bring the carrying value of the asset to the realizable value of $195 million as at December 31, 2015. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations. The total investment impairment charge for SapuraKencana recognized in the restated year ended December 31, 2015 was $178 million.

On April 27, 2016, the Company sold its entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Seadrill Partners Common Units
The Company's holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a ‘in-substance common stock’ interest as defined by U.S. GAAP. These securities were recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period at a total value of $671 million. For more details on the deconsolidation of Seadrill Partners see Note 11 "Disposals of businesses and deconsolidation of subsidiaries".

In March 2014 and June 2014, the Company purchased additional Common Units in Seadrill Partners of 1,633,987 at $30.60 per unit and 3,183,700 at $31.41 per unit respectively, totaling $150 million. The Company's ownership interest in Seadrill Partners’ Common Units is 28.6% as at December 31, 2016 (2015: 28.6%).

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

At September 30, 2015 management determined that the investment in Seadrill Partners’ Common Units was other than temporarily impaired, recognizing an impairment charge of $574 million within “Loss on impairment of investments”.

At September 30, 2016, management further determined the investment to be other than temporarily impaired due to the continuing length and severity of the reduction in value below historic cost. As a result the Company has further impaired the investment, recognizing an additional impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of current period and historical fair value losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

Marketable securities in Seadrill Partners, with a fair value of $110 million, are in an unrealized gain position as at December 31, 2016. The total cumulative unrealized holding gains as at December 31, 2016 amounted to $17 million (December 31, 2015: total accumulated losses of $151 million).

Petromena
In February 2014, the Company received the final payment related to its investment in the 81.1% of the partially redeemed Petromena NOK 2,000 million bond (“Petromena”) of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in “Other financial items and other income/(expense)” in the Consolidated Statement of Operations for the year ending December 31, 2014.

Note 15 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2016 was $31 million (2015: $39 million; 2014: $16 million).

The Company did not recognize any bad debt expense in 2016, 2015, or 2014, but has instead reduced contract revenue for the disputed amounts.

Note 16 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2016	December 31, 2015
Prepaid expenses	21	42
Reimbursable amounts due from customers	21	48
Deferred mobilization cost	35	55
Deferred consideration (1)	135	166
Taxes receivable	25	32
Receivable from ship-yard (2)	170	—
Other current assets	88	52
Total other current assets	495	395

(1)
On April 30, 2013, the Company completed the disposal of the tender rig business to SapuraKencana. The total consideration consisted on a non-contingent deferred consideration of $145 million, bearing interest at LIBOR plus 5%, which was due in April 2016. During the year ended December 31, 2016, SapuraKencana have repaid $10 million of the principal and paid $25 million of interest. SapuraKencana are currently repaying an amount of $5 million plus interest per month and the Company expects the entire amount will be recoverable.

(2)
The receivable from shipyard relates to the West Mira, which reached settlement for $170 million on March 13, 2017 and was reclassified from other non-current assets to other current assets. For details on the arbitration process and subsequent settlement, please see Note 5 "(Loss)/gain on disposals" for more information.

Note 17 – Investment in associated companies (Restated)

The Company has the following investments that are or have been recorded using the equity method for the periods presented in these Consolidated Financial Statements:

Ownership percentage	December 31, 2016	December 31, 2015	December 31, 2014
Archer	39.7%	39.9%	39.9%
Seabras Sapura Participacoes Ltda ("Seabras Sapura Participacoes")	50.0%	50.0%	50.0%
Seabras Sapura Holding GmbH ("Seabras Sapura Holding")	50.0%	50.0%	50.0%
Itaunas Drilling B.V. ("Itaunas Drilling")	30.0%	30.0%	30.0%
Camburi Drilling B.V. ("Camburi Drilling")	30.0%	30.0%	30.0%
Sahy Drilling B.V. ("Sahy Drilling")	30.0%	30.0%	30.0%
Seadrill Partners ("SDLP")	Note 1	Note 1	Note 1
SeaMex Ltd. ("SeaMex")	50.0%	50.0%	—%

(1)
As at the deconsolidation date of Seadrill Partners on January 2, 2014, the Company recognized its ownership interests in Seadrill Partners and direct ownership interests in Seadrill Partners subsidiaries, at fair value at the date of deconsolidation. Refer to Seadrill Partners paragraph below for additional information.

At year-end the book values of the Company’s investment in associated companies are as follows:

(In US$ millions)	December 31, 2016	December 31, 2015
		Restated
Archer	—	—
Seabras Sapura Participacoes	47	29
Seabras Sapura Holding	227	158
Itaunas Drilling	—	3
Camburi Drilling	—	6
Sahy Drilling	—	4
Seadrill Partners - Total direct ownership interests	1,537	1,769
Seadrill Partners - Subordinated units	157	293
Seadrill Partners - Seadrill member interest and IDRs (1)	64	137
Seamex Ltd.	136	193
Total	2,168	2,592

(1)
The Seadrill Partners - Seadrill member interest and Incentive Distribution Rights (“IDR’s”) are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

The quoted market value for the investment in Archer as at December 31, 2016 was $34 million. Quoted market prices for all of the Company's other equity investments are not available because, other than Seadrill Partners Common Units, these companies are not publicly traded. Seadrill Partners subordinated units are not tradable and hence have no quoted market price.

Archer
Archer is a company listed on the Oslo Stock Exchange and provides drilling and well services. Prior to February 2011, Archer was a consolidated subsidiary. In February 2011, the Company deconsolidated Archer and as a result, Archer is accounted for as an associated company. On February 8, 2013, Seadrill were allocated 82,003,000 shares in the private placement of Archer, amounting to a value of $98 million. In addition, as consideration for acting as an underwriter to the placement, the Company received another 2,811,793 shares, amounting to a value of $3 million. The consideration for the shares was settled against the existing $55 million loan to Archer, with the remainder of the consideration funded by a $43 million loan from Archer, which was repaid on February 27, 2013.

As at April 21, 2017 we own 16.3% of the outstanding common shares of Archer, as compared to 39.72% as at December 31, 2016. Our shareholding was diluted following Archer's $100 million private placement on February 28, 2017.

For transactions and balances with Archer, please refer to Note 31"Related party transactions".

Seabras Sapura Participacoes and Seabras Sapura Holding
Seabras Sapura Participacoes S.A. is a company incorporated in Brazil, which is currently constructing one pipe-laying vessel. It is 50% owned by TL Offshore Sdn. Bhd., a subsidiary of SapuraKencana, and 50% owned by the Company.

Seabras Sapura Holding GmbH is a company incorporated in Austria, which is owns five pipe-laying vessels. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by the Company.

For transactions and balances with Seabras Sapura Participacoes and Seabras Sapura Holding, please refer to Note 31 "Related party transactions".

Itaunas Drilling, Camburi Drilling, and Sahy Drilling
Itaunas Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH, (a subsidiary of Sete Brasil Participacoes SA), and 30% owned by the Company.

Camburi Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Company.

Sahy Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Company.

During the twelve months ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to $nil. The Company has recognized this impairment within “Loss on impairment of investments” in the Consolidated Statement of Operations. Please refer to Note 8 "Impairment loss on marketable securities and investments in associated companies".

Seadrill Partners
As a result of the deconsolidation of Seadrill Partners on January 2, 2014, the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation. For further discussion please refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" of the Consolidated Financial Statements.

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

(b) Direct Ownership interests - Seadrill holds ownership interests in the following entities controlled by Seadrill Partners as at December 31, 2016:

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
Purchase of 10% interest in Seadrill Mobile Units Nigeria Limited
On December 5, 2016, the Company’s wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a notional value of $6.6 million. Following the completion of this transaction Seadrill UK Ltd. owns 49% of Seadrill Mobile Units Nigeria Limited, with the remaining 51% being owned by subsidiaries of Seadrill Partners. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a notional value of $6.6 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $6.6 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $6.6 million.

Impairment
During the years ending December 31, 2016 and December 31, 2015, the Company recognized other than temporary impairments on the equity method investments in Seadrill Partners for $653 million and $533 million respectively. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

For transactions and balances with Seadrill Partners, please refer to Note 31 "Related party transactions".

SeaMex
During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex, which was previously 50% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited. As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units, and accordingly the Company has deconsolidated these entities as at March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value. The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the Disposal group from Seadrill. Seadrill accounts for its 50% investment in the joint venture under the equity method. Refer to Note 11 "Disposals of business and deconsolidation of subsidiaries" for further information.

During the year ended December 31, 2015 both the JV partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.

Impairment
During the year ended December 31, 2016, the Company recognized other than temporary impairments on the equity method investments in SeaMex Limited for $76 million. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

For transactions and balances with SeaMex, please refer to Note 31 "Related party transactions".

Summary financial information of the equity method investees
Summarized Consolidated Balance Sheet information of the Company’s equity method investees is as follows:

	Balance at December 31, 2016
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non-Controlling interest
Archer	287	773	313	718	—
Seabras Sapura Participacoes	100	317	149	174	—
Seabras Sapura Holding	258	1,393	509	988	—
Seadrill Partners	1,214	5,567	665	3,580	1,343
SeaMex	299	1,096	135	824	—
Total	2,158	9,146	1,772	6,284	1,343

	Balance at December 31, 2015
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non-Controlling interest
Archer	363	904	319	751	—
Seabras Sapura Participacoes	76	308	79	258	—
Seabras Sapura Holding	133	1,183	80	1,199	—
Seadrill Partners	892	5,949	847	3,897	1,133
SeaMex	218	1,157	176	799	—
Total	1,682	9,501	1,501	6,904	1,133

Summarized Consolidated Statement of Operations information for the Company’s equity method investees is as follows:

	Year ended December 31, 2016
(In US$ millions)	Operating revenues	Net operating income	Net income	Net income attributable to non-controlling interest
Archer	818	(41)	(166)	—
Seabras Sapura Participacoes	148	46	39	—
Seabras Sapura Holding	241	155	89	—
Seadrill Partners	1,600	818	546	265
SeaMex	280	119	36	—
Total	3,087	1,097	544	265

	Year ended December 31, 2015
(In US$ millions)	Operating revenues	Net operating income	Net income	Net income attributable to non-controlling interest
Archer	1,321	(13)	(359)	—
Seabras Sapura Participacoes	53	3	1	—
Seabras Sapura Holding	124	76	51	—
Seadrill Partners	1,742	844	488	231
SeaMex	238	79	24	—
Total	3,478	989	205	231

	Year ended December 31, 2014
(In US$ millions)	Operating revenues	Net operating income	Net income	Net income attributable to non-controlling interest
Archer	2,254	26	(96)	—
Seabras Sapura Participacoes	29	(6)	(6)	—
Seabras Sapura Holding	39	24	13	—
Seadrill Partners	1,343	615	315	176
Total	3,665	659	226	176

At the year end the share of recorded equity in the statutory accounts of the Company’s associated companies were as follows:

(In US$ millions)	December 31, 2016	December 31, 2015	December 31, 2014
Archer	15	79	218
Seabras Sapura Participacoes	47	24	24
Seabras Sapura Holding	77	19	6
Seadrill Partners (1)	N/A	N/A	N/A
Seamex	218	200	—
Total	357	322	261

(1)
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

The equity attributable to non-controlling interest in Seadrill Partners as at December 31, 2016 was $1,343 million (December 31, 2015: $1,133.1 million). Seadrill’s holding in the subordinated units represents 18.0% of the limited partner interests in Seadrill Partners. Total equity attributable to Seadrill Partners unitholders as at December 31, 2016 was $1,193 million (December 31, 2015: $964.3 million).

Note 18 – Newbuildings

(In US$ millions)	December 31, 2016	December 31, 2015
Opening balance	1,479	2,030
Additions	12	601
Capitalized interest and loan related costs	40	60
Re-classified as Drilling Units	—	(725)
Reclassification to Assets held for sale (1)	—	(210)
Reclassification to Non-current assets (2)	—	(199)
Disposals (2)	—	(78)
Closing balance	1,531	1,479

(1)
On December 2, 2015, the West Rigel was classified as an Asset held for sale. As at the transfer date the West Rigel held assets at its book value of $210.0 million. Please refer to Note 36 "Assets held for sale" to the Consolidated Financial Statements, included herein, for more details.

(2)
On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd (HSHI). Please refer to Note 5 "(Loss)/gain on disposals" to the Consolidated Financial Statements, included herein, for more details.

Sevan Developer
In October 2014, the Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. Refund guarantees have been provided for the full deferral period. Sevan has the option to cancel the construction contract on each of the deferred delivery dates. Cosco will, in such case, refund the remaining installments paid under the construction contract. Cosco provided Sevan security through bank refund guarantees, effective for the 36 month potential deferral period beginning in October 2014.
On October 30, 2015, Sevan and Cosco agreed to exercise the first deferral option to extend the delivery date to April 15, 2016. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs.
On April 15, 2016, Sevan and Cosco agreed to exercise the second deferral option to extend the delivery date to October 15, 2016. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs.
On October 15, 2016, Sevan and Cosco agreed to exercise the third deferral option to extend the delivery date to April 15, 2017. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs. The final delivery installment has been amended to $499.7 million, representing 95% of the $526.0 million contract price.
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.
The Sevan Developer will remain in China at the Cosco Shipyard and the Company will continue marketing the rig for an acceptable drilling contract where financing can be obtained to allow delivery.

Note 19 – Drilling units

(In US$ millions)	December 31, 2016	December 31, 2015
Cost	17,753	17,606
Accumulated depreciation	(3,477)	(2,676)
Net book value	14,276	14,930

Depreciation and amortization expense was $801 million, $761 million and $684 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 20 – Equipment

Equipment consists of office equipment, furniture and fittings.

(In US$ millions)	December 31, 2016	December 31, 2015
Cost	77	80
Accumulated depreciation	(36)	(34)
Net book value	41	46

Depreciation and amortization expense was $9 million, $18 million and $9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 21 – Goodwill and other intangible assets and liabilities

Goodwill

The goodwill balance and changes in the carrying amount is as follows:

(In $ millions)	December 31, 2016	December 31, 2015
Opening balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
Total opening goodwill	—	604

Disposals of businesses and deconsolidation of subsidiaries (Note 11)	—	(41)
Impairment of goodwill	—	(563)

Closing balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total closing goodwill	—	—

In 2015, the $41 million derecognized through disposals of businesses and deconsolidation of subsidiaries relates to the $41 million of goodwill relating to the West Polaris sold to Seadrill Partners, corresponding to the Floater segment.
For more details on the deconsolidation of Seadrill Partners and the disposal of subsidiaries see Note 11 "Disposals of businesses and deconsolidation of subsidiaries".
Goodwill impairment for the year ended December 31, 2015
During the period between June 30, 2015 and September 30, 2015 the Company’s share price fell by 43% from $10.34 to $5.90 (based on the closing spot price), and by 34%, from $12.04 to $7.96 (based on the average trailing three month basis), partly as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. As a result management determined that the goodwill assigned to the Company’s floaters reporting unit was likely to be impaired, and performed a quantitative impairment test as at September 30, 2015.

As at September 30, 2015 an impairment test was conducted, and it resulted in the Company recognizing an impairment loss of $563 million relating to the floaters reporting unit which represented all of the goodwill attributable to that reporting unit. Following the impairment, the Company no longer retains any goodwill balance. The impairment is a result of deteriorating market conditions and the Company’s outlook on expected conditions through the current down-cycle. The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests’ share in each drilling unit within the floater segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.
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

	December 31, 2016			December 31, 2015
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Unfavorable contracts - intangible liabilities
Balance at the beginning of the period	444	(313)	131	444	(197)	247
Additions	—	—	—	—	—	—
Amortization of unfavorable contracts	—	(65)	(65)	—	(116)	(116)
Balance at the end of the period	444	(378)	66	444	(313)	131

There have been no favorable contracts recognized. Unfavorable contracts have been recognized within "Other current liabilities" and "Other non-current liabilities" within the Consolidated Balance Sheet.

The Company amortize the favorable and unfavorable contracts as revenue or reduction to revenue over the contract term. This amortization is recognized within "Other revenues" in the Consolidated Statement of Operations. The table below shows the amounts relating to favorable and unfavorable contracts that is expected to be amortized over the next five years:

	Year ended December 31,
(In US$ millions)	2017	2018	2019	2020	2021	Total
Amortization of unfavorable contracts	43	23	—	—	—	66

Note 22 – Other non-current assets

Other non-current assets consist of the following:

(In US$ millions)	December 31, 2016	December 31, 2015
Deferred tax effect of internal transfer of assets	84	92
Deferred mobilization costs	14	32
Receivable from shipyard (1)	—	199
Other	3	8
Total other non-current assets	101	331

(1)
The receivable from shipyard relates to the West Mira, which reached settlement for $170 million on March 13, 2017 and has been reclassified to current assets. For details on the arbitration process and subsequent settlement, please see Note 5 "(Loss)/gain on disposals" for more information.

Note 23 – Long-term debt

As at December 31, 2016 and 2015, the Company had the following debt:

(In US$ millions), unless stated otherwise	December 31, 2016	December 31, 2015
Credit facilities:
$2,000 facility (NADL)	1,033	1,200
$400 facility	190	240
$440 facility	190	224
$1,450 facility	353	393
$360 facility (Asia Offshore Drilling)	237	273
$300 facility	162	186
$1,750 facility (Sevan Drilling)	945	1,085
$450 Eminence facility	278	344
$1,500 facility	1,219	1,344
$1,350 facility	1,046	1,181
$950 facility	622	688
$450 facility (2015)	175	215
Total credit facilities	6,450	7,373

Ship Finance Loans
$375 facility (SFL Hercules)	279	256
$390 facility (SFL Deepwater)	248	221
$475 facility (SFL Linus)	356	354
Total Ship Finance Loans	883	831

Unsecured bonds
$1,000 bond	843	948
NOK1,800 million bond	210	203
$500 bond	479	479
NOK1,500 million bond (NADL)	165	161
$ 600 bond (NADL)	413	413
SEK 1,500 bond	165	177
Total unsecured bonds	2,275	2,381

Other credit facilities with corresponding restricted cash deposits	—	76
Total debt principal	9,608	10,661

Less: current portion	(3,230)	(1,526)
Long-term portion	6,378	9,135

As discussed in Note 2 "Accounting policies", the Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015. Details of the debt issuance costs netted against the current and long-term debt for each of the periods presented are shown below.

	Outstanding balance as at December 31, 2016
(In US$ millions)	Principal outstanding	Less: Debt issuance costs	Total debt
Current portion of long-term debt	3,230	(35)	3,195
Long-term debt	6,378	(59)	6,319
Total	9,608	(94)	9,514

	Outstanding debt as at December 31, 2015
(In US$ millions)	Principal outstanding	Less: Debt issuance costs	Total debt
Current portion of long-term debt	1,526	(37)	1,489
Long-term debt	9,135	(81)	9,054
Total	10,661	(118)	10,543

The outstanding debt as at December 31, 2016 is repayable as follows:

(In US$ millions)	December 31, 2016
2017	3,230
2018	2,480
2019	2,893
2020	1,005
2021	—
2022 and thereafter	—
Total debt principal	9,608

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

Credit facilities

$2,000 million senior secured credit facility (NADL)
In April 2011, North Atlantic Drilling Ltd., or “NADL”, the Company's majority owned subsidiary, entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2016 of the units pledged as security is $1,992 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum.
As at December 31, 2016, the outstanding balance was $1,033 million, as compared to $1,200 million in 2015. At maturity a balloon payment of $950 million is due. On April 28, 2016, the Company executed maturity extension agreements to extend the maturity of this facility from April 15, 2017 to June 30, 2017. On April 4, 2017, the Company obtained an extension agreement to extend the maturity until September 14, 2017. The outstanding balance on the credit facility of $1,033 million is classified as a short term debt facility in the Consolidated Balance Sheet as at December 31, 2016.
As at December 31, 2016, $50 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. NADL is currently restricted from using this undrawn capacity, due to restrictive covenants contained within the Company’s loan agreements. In April 2017 the undrawn portion of the revolving facility was canceled.
The facility contains a loan-to-value clause, which could require NADL, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2016 of the units pledged as security is $641 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. As at December 31, 2016, the outstanding balance was $190 million, as compared to $240 million in 2015. At maturity a balloon payment of $190 million is due. The Company does not have any undrawn capacity on this facility as at December 31, 2016. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 150% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.
On April 28, 2016 the Company executed maturity extension agreements to extend the maturity of this facility from December 8, 2016 to May 31, 2017. On April 4, 2017, the Company obtained an extension agreement to further extend the maturity until August 31, 2017.
The outstanding balance on the credit facility of $190 million is classified as a short term debt facility in the Consolidated Balance Sheet as at December 31, 2016.

$440 million secured credit facility
In December 2012, the Company entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs. As at December 31, 2016 the Company has drawn $320 million on the facility and the T-15, T-16, and West Telesto have been pledged as security, while the tranche for the West Oberon was cancelled due to other funding opportunities for this rig. The tender rigs T-15 and T-16 were sold to Seadrill Partners during 2013, and subsequently the Company entered into a back to back rig financing agreements with Seadrill Partners for the corresponding portions of the secured credit facility for $101 million and $98 million respectively. Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. See Note 31 "Related party transactions" for further details on related party transactions. The total net book values as at December 31, 2016 of all the units pledged as security was $435 million. The total net book value of the T-15 and T-16, which the Company no longer owns, was $241 million as at December 31, 2016. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2016 was $190 million, as compared with $224 million in 2015. At maturity a balloon payment of $173 million is due. The Company does not have any undrawn capacity on this facility as at December 31, 2016. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$1,450 million senior secured credit facility
In March 2013, the Company entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Auriga, West Vela, and West Tellus were pledged as security. The facility has a final maturity in 2025, with the exception of a commercial tranche of $203 million due for renewal in 2018, and bears an interest of LIBOR plus a margin in the range of 1.20% to 3.00%.
In March 2014, the Company completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility, and accordingly the Company has derecognized the portion of this facility relating to the West Auriga. Seadrill Partners subsequently repaid the tranches relating to the West Auriga in full. In November 2014, the Company completed the sale of the entities that own and operate the West Vela to Seadrill Partners, of which one of the entities sold was a borrower and a guarantor under this facility, and accordingly the Company has derecognized the portion of this facility relating to the West Vela. See Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for further details of these disposals to Seadrill Partners.
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as at December 31, 2016 is $695 million (compared to $856 million as at December 31, 2015) of which $353 million ($393 million as at December 31, 2015) relates to Seadrill and the West Tellus. Seadrill has not recognized any amounts that are related to amounts owed under the facility by other borrowers. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Auriga or West Vela.
If a balloon payment of $86 million relating to the commercial tranches of the West Vela and West Tellus does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.
As at December 31, 2016 the net book value of the West Tellus was $643 million. The Company does not have any undrawn capacity on this facility as at December 31, 2016. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 125% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$360 million senior secured credit facility
In April 2013, the Company's majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD 1, AOD 2 and AOD 3, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. As at December 31, 2016 the rigs have a net book value of $216 million, $209 million and $217 million respectively. The Company does not have any undrawn capacity on this facility as at December 31, 2016. As at December 31, 2016 the outstanding balance was $237 million as compared to $273 million as at December 31, 2015. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$300 million senior secured credit facility
In July 2013, the Company entered into a $300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor were pledged as security. The facility bears interest of LIBOR plus a margin of 3.00%, which includes the guarantee fee paid to the credit export agency. The facility matures in 2023, however the facility may become payable in full in 2018 if the commercial tranche which expires after 5 years is not renewed. As at December 31, 2016 the net book values of the West Tucana and West Castor were $189 million and $195 million respectively. The Company does not have any undrawn capacity on this facility as at December 31, 2016. As at December 31, 2016 the outstanding balance was $162 million as compared to $186 million as at December 31, 2015. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$1,750 million secured credit facility
In September 2013 subsidiaries of Sevan Drilling entered into a $1,750 million bank facility with a syndicate of banks and export credit agencies. The facility consists of two tranches in the amounts of $1,400 million and $350 million. On October 23, 2013 the first tranche of $1,400 million was drawn and was used to repay the existing credit facilities related to Sevan Driller and Sevan Brasil and to settle the remaining installment and other amounts for the delivery of Sevan Louisiana. The Sevan Driller, Sevan Brasil and Sevan Louisiana have been pledged as security. In December 2014 the $350 million tranche relating to the Sevan Developer was cancelled at the Company's request as a consequence of the deferral agreement made with Cosco, and the borrowing entity relating to the Sevan Developer was released from its obligations under this facility. The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.85%, which includes the guarantee fee paid to the credit export agency. As at December 31, 2016 the net book values of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $551 million, $565 million and $675 million respectively. The Company does not have any undrawn capacity on this facility as at December 31, 2016. As at December 31, 2016, the outstanding balance was $945 million as compared to $1,085 million as at December 31, 2015. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 110% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$450 million senior secured credit facility
In December 2013, the Company entered into a $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, and bears interest of LIBOR plus a margin of 1.75% and was due to mature in June 2016. As at December 31, 2016 the net book value of the West Eminence was $535 million. As at December 31, 2016, the outstanding balance was $278 million as compared to $344 million as at December 31, 2015. The Company does not have any undrawn capacity on this facility as at December 31, 2016. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 130% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017. On April 28, 2016 the Company executed maturity extension agreements to extend the maturity of this facility from June 20, 2016 to December 31, 2016. In addition, the margin was increased to 2.50%, effective June 2016.
On November 16, 2016, the maturity was extended further until April 30, 2017. On April 4, 2017, the Company obtained an extension agreement to further extend the maturity until August 15, 2017.
The outstanding balance on the credit facility of $278 million is classified as a short term debt facility in the Consolidated Balance Sheet as at December 31, 2016.

$1,500 million senior secured credit facility (2014)
In July 2014, the Company entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance the three newbuilds, the West Saturn, West Neptune and West Jupiter which are pledged as security. The net book value at December 31, 2016 of the units pledged as security is $1,827 million. The facility bears interest at LIBOR plus a margin of between 1.7% and 2.38% per annum, plus certain export credit agency fees, and is repayable over a term of 12 years. The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportkreditt Norge ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If the commercial tranche of $300 million, which has a balloon payment of $175 million, does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. The Company does not have any undrawn capacity on this facility as at December 31, 2016. As at December 31, 2016, the outstanding balance was $1,219 million as compared to $1,344 million as at December 31, 2015. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below an average of 122% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$1,350 million senior secured credit facility
In August 2014, the Company entered into a $1,350 million senior secured credit facility with a syndicate of banks. The facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million. The West Pegasus, West Gemini and West Orion were pledged as security. The total net book value at December 31, 2016 of the units pledged as security is $1,642 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in quarterly installments over a term of five years. The revolver is fully repayable at the final maturity date. The revolver facility was fully drawn and the Company does not have any undrawn capacity as at December 31, 2016. As at December 31, 2016, the outstanding balance was $1,046 million as compared to $1,181 million as at December 31, 2015. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017.

$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the Company’s indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million Export Credit Agency (ECA) facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%. In addition the ECA facility for the West Carina has a guarantee fee to the export credit agency of 1.30%. The Company has entered into a floating swap agreement to counter this fixed payment, meaning the Company pays floating interest on this tranche. The West Carina term loan and revolving credit facility have a 5 year maturity and a 12 year profile, with a balloon payment of $187 million in year 5. The West Carina ECA facility has a 12 year maturity and a 12 year profile. The West Eclipse term loan has a 5 year maturity and a 5 year profile. The West Eclipse revolving credit facility has a maturity of 5 years and is non-amortizing, with a balloon payment of $225 million in year 5. If the commercial facilities are not refinanced satisfactorily after 5 years then the ECA facility also becomes due. The net book value of the rigs pledged as security as at December 31, 2016 is $1,307 million. The total outstanding balance as at December 31, 2016 was $622 million (December 31, 2015: $688 million). As at December 31, 2016, $171 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. The Company is currently restricted from using this undrawn capacity, however, due to restrictive covenants contained within the Company’s loan agreements. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017. In April 2017 the undrawn portion of the revolving facility was cancelled, of which $100 million related to the West Eclipse and $71 million related to the West Carina.

$450 million senior secured credit facility (2015)
In August 2015 the Company entered into a $450 million senior secured credit facility with a syndicate of banks. The West Freedom, West Mischief, West Vigilant, West Resolute, West Prospero, and the West Ariel were pledged as security. The net book value of the rigs pledged as security as at December 31, 2016 is $846 million. The loan bears interest at a rate of LIBOR plus 2.5%. The loan has a 5 year maturity and an 8.5 years profile with a balloon payment at the end of year 5. The total outstanding balance as at December 31, 2016 was $175 million (December 31, 2015: $215 million). As at December 31, 2016, $165 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. The Company is currently restricted from using this undrawn capacity, however, due to restrictive covenants within the Company’s loan agreements. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 150% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017. In April 2017 the undrawn portion of the revolving facility, totaling $165 million was canceled.

Ship Finance International Limited (“Ship Finance”) Loans
The following loans relate to the Ship Finance entities that the Company consolidates into the Consolidated Financial Statements as Variable Interest Entities ("VIEs"). Refer to Note 35 "Variable interest entities" for more information.

SFL Hercules Ltd
In May 2013, SFL Hercules Ltd entered into a $375 million facility, with a syndicate of banks and financial institutions. The facility is secured by the West Hercules, which has a net book value of $537 million as at December 31, 2016. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. During the year ended December 31, 2016, SFL Hercules Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2016, the outstanding balance under the facility was $279 million, compared to $256 million as at December 31, 2015. SFL Hercules Ltd has no undrawn capacity on this facility at December 31, 2016.

SFL Deepwater Ltd
In October 2013, SFL Deepwater Ltd entered into a $390 million facility with a syndicate of banks and financial institutions. The facility is secured by the West Taurus, which has a net book value of $409 million as at December 31, 2016. The new facility has a term of five years and bears interest of LIBOR plus a margin of 2.50%. During the year ended December 31, 2016, SFL Deepwater Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2016, the outstanding balance under the facility was $248 million compared to $221 million as at December 31, 2015. SFL Deepwater Ltd has no undrawn capacity on this facility as at December 31, 2016.

SFL Linus Ltd
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security and has a net book value of $537 million as at December 31, 2016. The facility was fully drawn on February 18, 2014, on the date of delivery of West Linus. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. During the year ended December 31, 2016, SFL Linus Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2016, the outstanding balance under the facility was $356 million, compared to $354 million as at December 31, 2015. SFL Linus has no undrawn capacity on this facility at December 31, 2016.

Unsecured Bonds

$650 million 3.375% Convertible Bonds and conversion
In October 2010, the Company issued at par $650 million of convertible bonds. Interest on the bonds was fixed at 3.375%, payable semi-annually in arrears. The bonds were convertible into the Company’s common shares at any time up to 10 banking days prior to October 27, 2017. The conversion price at the time of issuance was $38.92 per share, representing a 30% premium to the share price at the time. For accounting purposes $121 million was, at the time of issuance of the bonds, allocated to the bond equity component and $529 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. The bonds were due to mature on October 27, 2017. The bond equity component was amortized over the maturity term, and recognized within interest expense in the Consolidated Statement of Operations. In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders of $649 million of principal amount of convertible bonds accepted the voluntary incentive offer and the Company then elected to exercise the “90% clean-up call” provision on the remaining $1 million outstanding. Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held. As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million. As a result of the conversion the Company recorded a charge of $79 million related to the incentive paid for the induced conversion and a loss on debt extinguishment of $16 million. These amounts were recognized within "Net gain/(loss) on debt extinguishment" in the Company’s Consolidated Statement of Operations. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders’ equity. The total cash outflow due to the incentive payments and accrued interest was $69 million.

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

In May 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which the Company had a total of 500,944,280 shares of its common stock issued and outstanding.

In June 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on June 13, 2016, upon which the Company had a total of 508,444,280 shares of its common stock issued and outstanding.

As a result of the exchange the Company recorded a $47.0 million gain on debt extinguishment which has been included within "Net gain/(loss) on debt extinguishment" in the Company’s Consolidated Statement of Operations.

As at December 31, 2016, the outstanding balance was $843 million, compared to $948 million as at December 31, 2015.

NOK 1,800 million floating interest rate bonds
In March 2013 the Company issued a NOK1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum, payable quarterly in arrears. The bond was subsequently swapped to US$ with a fixed rate of 4.94% per annum until maturity using a cross currency interest rate swap. As at December 31, 2016, the outstanding balance was $210 million, compared to $203 million as at December 31, 2015.

$500 million senior unsecured bond
In September 2013, the Company issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.125% per annum, payable semi-annually in arrears. The interest rate increased to 6.625% in March 2014 as the Company remained unrated.
In December 2014 the Company repurchased $21 million (of par value), or 4.3%, of the $500 million senior unsecured bond, recognizing a gain on debt extinguishment of $3 million. As at December 31, 2016, the outstanding balance was $479 million, compared to $479 million as at December 31, 2015.

NOK1,500 million floating interest rate bonds
In October 2013, NADL, the Company's majority owned subsidiary, issued a NOK1,500 million senior unsecured bond issue with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.40% per annum. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity using a cross currency interest rate swap.
In December 2014, the Company purchased NOK82 million (of par value), or 5.5%, of the NOK1,500 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $4 million. As at December 31, 2016, the outstanding balance was $165 million, compared to $161 million as at December 31, 2015.

$600 million senior unsecured bond
In January 2014, NADL, the Company's majority owned subsidiary, issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market the Company bought 27.5% of the bond, which amounted to $165 million. During June 2014, the Company sold a portion of the bond owned by the Company for $25 million. In December 2014 the Company purchased $47 million (of par value), or 31.1%, of the $600 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $16 million. As at December 31, 2016 the Company held 31.1% of the bond, which amounted to $187 million. As at December 31, 2016, the outstanding balance was $413 million, compared to $413 million as at December 31, 2015.

SEK1,500 million senior unsecured bond
In March 2014, the Company issued a SEK1,500 million senior unsecured bond. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity using a cross currency interest rate swap.  As at December 31, 2016, the outstanding balance was $165 million, compared to $177 million as at December 31, 2015.

Total gain/loss on debt extinguishment
During the year ended December 31, 2016, the Company recognized a total gain on debt extinguishment due to the repurchases of the bonds of $47 million (2015: total gain on bond repurchases of $8 million, 2014: loss of $54 million), which are presented within “Net gain/(loss) on debt extinguishment” in the Company’s Consolidated Statement of Operations.

Commercial Interest Reference Rate (CIRR) Credit Facilities
In April 2008, the Company entered into a CIRR term loan for NOK850 million with Eksportfinans ASA, the Norwegian export credit agency. The loan bears fixed interest at 4.56% per annum and is repayable over a term of eight years. The loan was repaid in full during 2016 with the corresponding restricted cash deposits. The outstanding balance at December 31, 2016 was nil, compared to $11 million at December 31, 2015.

In June 2008, the Company entered into a CIRR term loan for NOK904 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of eight years. The loan was repaid in full during 2016 with the corresponding restricted cash deposits. The outstanding balance at December 31, 2016 was nil, compared to $12 million at December 31, 2015.

In July 2008, the Company entered into a CIRR term loan for NOK1,011 million with Eksportfinans ASA. The loan bears fixed interest at 4.15% per annum and is repayable over a term of 12 years. The loan and corresponding restricted cash deposits were derecognized during 2016. The outstanding balance at December 31, 2016 was nil, compared to $53 million at December 31, 2015.

In connection with the above three CIRR fixed interest term loans, fixed interest cash deposits equal to the total outstanding loan balances were established with commercial banks. The collateral cash deposits reduced in parallel with repayments of the CIRR loans and receive fixed interest at the same rates as those paid on the CIRR loans. The collateral cash deposits were classified as “restricted cash” in the Consolidated Balance Sheet, and the effect of these arrangements was that the CIRR loans had no effect on net interest bearing debt.

Covenants contained in the Company's debt facilities
The Company's debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

Bank Loans
In addition to security provided to lenders in the form of pledged assets, the Company's bank loan agreements generally contain financial covenants, including:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $150 million within the group;

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1;

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt;

•	Equity ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units;

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. This was amended in May 2015, which has been discussed further below. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements; and

•
Debt service coverage ratio: The $1,450 million senior secured credit facility for the combined borrowers, and the $1,500 million senior secured credit facility for the individual borrowers, contain a requirement to maintain a ratio of EBITDA of the respective borrower to debt services (being all finance charges and principal) of not less than 1.15:1.

May 2015 Amendments to Senior Secured Credit Facilities
In May 2015, the Company executed an amendment to the covenants contained in all of its senior secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;

•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016; and

•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:

•	.125% per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;

•	.25% per annum if the leverage ratio is 5.00:1 up to and including 5.49:1; and

•	.75% per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

In addition, as part of the amendments to the covenants contained in the Company’s senior secured credit facilities in May 2015, the Company is restricted from making dividend distributions, and repurchasing its own shares during the amendment period until January 1, 2017. However, this was further extended by the amendment described below.

April 2016 Amendments to Senior Secured Credit Facilities, as extended in April 2017
On April 28, 2016, the Company executed amendment and waiver agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term of which details are outlined by facility above. On April 4, 2017, we executed extensions to the covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.
The key terms and conditions of the executed amendment and waiver agreements are as follows:

•	Key amendments and waivers:

◦
Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Minimum-value-clauses: The Company’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant was suspended until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This was reset to $250 million until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•	Additional undertakings:

◦
Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

◦

◦	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including (without limitation) limitations in respect of:

▪	dividends, share capital repurchases and total return swaps;

▪	incurrence of certain indebtedness;

▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

▪	acquisitions;

▪	dispositions;

▪	prepayment, repayment or repurchase of any debt obligations;

▪	granting security; and

▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:

◦	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.

◦	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

The Company is in compliance with all covenants as at December 31, 2016.

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

In addition to financial covenants, the Company's credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of the business. The Company is in compliance with related covenants as at December 31, 2016.

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

The Company's secured credit facilities are secured by:

•	guarantees from rig owning subsidiaries (guarantors);

•	a first priority share pledge over all the shares issued by each of the guarantors;

•
a first priority perfected mortgage in all collateral rigs and any deed of covenant thereto, subject to contractual agreed “quiet enjoyment” undertakings with the end-user of the collateral rigs to be entered into if this is required by the relevant end-user pursuant to the relevant contract;

•	a first priority security interest over each of the rig owners with respect to all earnings and proceeds of insurance; and

•	a first priority security interest in the earnings accounts.

The Company's loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company is in compliance with all financial loan covenants as at December 31, 2016.

In addition to financial covenants, the Company's credit facility agreements contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of the business.

Bonds
For the Company’s outstanding Norwegian and Swedish bonds, the main financial covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

For the Company’s outstanding $1,000 million, $500 million, and $600 million bonds, the Company is subject to certain financial and restrictive covenants contained in Seadrill's indentures which restrict, among other things, Seadrill's ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, the Company's bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

The Company is in compliance with related covenants as at December 31, 2016.

Covenants contained within the Company's consolidated Ship Finance Variable Interest Entities
The Company consolidates certain Ship Finance entities into the Consolidated Financial Statements as VIEs. While the Company is not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse effect on Seadrill. Seadrill is the Charter Guarantor under these facilities. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million;

•	Ship Finance must maintain positive working capital;

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter; and

•	The Company’s covenants under the bank loans listed above also apply.

The Ship Finance subsidiaries owning West Taurus, West Hercules and West Linus are consolidated into the Company's Consolidated Financial Statements as a VIE.  To the extent that these VIEs defaults under its indebtedness and is marked current in its Consolidated Financial Statements, the Company would in turn, mark such indebtedness current in the Company's Consolidated Financial Statements.  The characterization of the indebtedness in the Company's Consolidated Financial Statements as current may adversely impact the Company's compliance with the covenants contained in Seadrill's existing and future debt agreements. In the event of a default by Seadrill under one of the Company's debt agreements, the lenders under Seadrill's existing debt agreements could determine that the Company are in default under the Company's other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including Seadrill's drilling rigs, even if the Company were to subsequently cure such default. Seadrill and Ship Finance are in compliance with related covenants as at December 31, 2016.

Covenants contained in North Atlantic Drilling Ltd. (“NADL”)
In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill’s NOK bonds. Additionally, NADL received approval to amend its US$2 billion credit facility and US$475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill’s secured credit facilities. This amendment to the covenants is effective from December 31, 2014. As such there are no longer separate financial covenants contained within NADL’s credit facilities or bond agreements.

Seadrill Partners covenants
As detailed above certain subsidiaries of Seadrill Partners are borrowers and guarantors to the $440 million secured credit facility and the $1,450 million senior secured credit facility. In addition, Seadrill Limited continues to act as a guarantor under the $420 million senior secured credit facility relating to the West Polaris, following the sale of the West Polaris to Seadrill Partners in June 2015. The outstanding value this facility as at December 31, 2016 was $279 million. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 125% of the outstanding loan, however following the amendment made in April 2016, this covenant has been suspended until June 30, 2017. Following the further amendment in April 2017, the covenant has been suspended until September 30, 2017.

If Seadrill Partners were to default under one of its other financing agreements, it could cause an event of default under these credit facilities. Seadrill Partners’ failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements.

Seadrill Partners are in compliance with all applicable covenants as at December 31, 2016.

Note 24 – Other current liabilities (Restated)

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2016	December 31, 2015
		Restated
Taxes payable	148	168
Employee withheld taxes, social security and vacation payments	55	87
Intangible liabilities - unfavorable contracts (1)	43	65
Accrued interest expense	69	70
Deferred mobilization revenue	107	208
Derivative financial instruments (2)	236	300
Accrued expenses	116	173
Construction obligation (3)	500	460
Other current liabilities	78	29
Total other current liabilities	1,352	1,560

(1)	Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. See Note 21 "Goodwill and other intangible assets and liabilities" for more information.

(2)	Derivative financial instruments consist of unrealized losses on various types of derivatives. See Note 32 "Risk management and financial instruments" for more information.

(3)
The construction obligation has been recognized upon the acquisition of Sevan Drilling. This construction obligation has increased by $40 million due to refunds received from Cosco following the deferral options exercised during the year. This extends the deferral agreement to April 15, 2017. See Note 18 "Newbuildings" to the Consolidated Financial Statements included herein.

Note 25 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In US$ millions)	December 31, 2016	December 31, 2015
Accrued pension liabilities	3	37
Deferred mobilization revenues	55	128
Intangible liabilities - unfavorable contracts (1)	23	66
Financing secured on SapuraKencana shares (Note 32)	—	160
Other non-current liabilities	38	10
Total other non-current liabilities	119	401

(1)	Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. See Note 21 - "Goodwill and other intangible assets and liabilities" for more information.

Note 26 – Common shares

	December 31, 2016		December 31, 2015		December 31, 2014
All shares are common shares of $2.00 par value each	Shares	US$ millions	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	508,763,020	1,017	493,078,680	986	493,078,678	986
Treasury shares held by the Company	(4,318,740)	(9)	(318,740)	(1)	(318,740)	(1)
Outstanding shares in issue	504,444,280	1,008	492,759,940	985	492,759,938	985

As at December 31, 2016, the Company’s shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

The Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 508,763,020 of par value $2.00 each as at December 31, 2016. There were 15,684,340 new shares issued in 2016 due to the conversion of convertible bonds, as discussed in Note 23 "Long term debt". In 2015 there were no new shares issued and in 2014, 23,827,745 new shares were issued due to the conversion of convertible bonds.

A share repurchase program was approved by the Board in 2007 giving the Company the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet the Company’s obligations relating to the share option plans. As at December 31, 2016 the Company held 4,318,740 treasury shares and net shares outstanding at December 31, 2016 were 504,444,280.

In November 2014, the Board authorized a share buyback program under which the Company may repurchase up to approximately 10% of shares outstanding. The Company may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by management of the Company based on its evaluation of market conditions, capital allocation opportunities, and other factors. The program does not require the Company to repurchase any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. In May 2015, however, as part of the amendments to the covenants contained in the Company’s senior secured credit facilities, the Company is restricted from buying back any shares during the amendment period until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in the Company’s senior secured credit facilities, the Company is restricted from making dividend distributions during the amendment period until June 30, 2017. In April 2017, the restricted period was amended to September 30, 2017.

During the year ended December 31, 2016, as a result of the share-for-debt exchange the number of common shares outstanding in the Company increased by 15,684,340 shares. Refer to Note 23 "Long term debt" for additional information.

On September 5, 2016 the Company repurchased 4,000,000 shares in settlement of its total return swap agreements. This was completed at a strike price of NOK 20.30. Refer to Note 32 "Risk management and financial instruments" for additional information.

Note 27 – Non-controlling interest (Restated)

The Company’s Consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows include the results of NADL, Asia Offshore Drilling Ltd (“AOD”) and Sevan Drilling ASA (“Sevan”) for the year ended, and as at December 31, 2016. The Company also consolidates certain variable interest entities relating to Ship Finance International.

As at December 31, 2016, the Company has the following ownership interests in these companies: 70.36% of NADL, 66.24% of Asia Offshore Drilling Ltd and 50.11% of Sevan Drilling ASA. The amount of shareholders’ equity not attributable to the Company is included in non-controlling interests.

NADL

In January 2014, NADL completed its IPO in the United States of 13,513,514 common shares at $9.25 per share. The non-controlling interest recognized on the IPO was $52 million. Following NADL’s 1 for 10 reverse stock split as at December 31, 2015, there were no changes in the percentage of NADL owned by the non-controlling interest.

AOD
On March 25, 2013, the Company obtained control of the Board of Asia Offshore Drilling Ltd and owned 66.18% of the outstanding shares. As a result of obtaining control, the Company have consolidated the results and financial position of Asia Offshore Drilling Ltd from this date. The fair value of the non-controlling interest established upon obtaining a controlling financial interest was $100 million. Subsequent to the date of consolidation, the Company’s percentage ownership increased to 66.21%, and then increased again to 66.24%.

Sevan

On July 2, 2013, the Company obtained a controlling financial interest in Sevan Drilling and had ownership interests in 50.1% of the outstanding shares. As a result of obtaining control, the Company consolidated the results and financial position of Sevan Drilling from this date. The fair value of the non-controlling interest established upon obtaining a controlling financial interest was $197 million.

Ship Finance VIEs

In 2007 and 2008 the Company entered into sale and leaseback arrangements for drilling units with Ship Finance International Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. The Company has recognized these subsidiary companies as VIEs and concluded that the Company is their primary beneficiary. Accordingly, these subsidiary companies are included in the Company’s Consolidated Financial Statements, with the Ship Finance International Ltd equity in these companies included in non-controlling interest. In 2012, the Company acquired all the shares in one of these Ship Finance International Ltd companies, Rig Finance II Ltd for $47 million. As a consequence of this, Rig Finance II Ltd is no longer treated as a VIE but a wholly owned subsidiary. In 2013 these VIEs declared dividends of $223 million to Ship Finance International Limited. In December 2014, the Company acquired all the shares of the Ship Finance International Ltd company, SFL Polaris Ltd, for a consideration of $111 million. The non-controlling interest derecognized was $7 million. As a consequence of this, SFL Polaris Ltd is no longer treated as a VIE but a wholly owned subsidiary. See Note 35 "Variable interest entities" to the Consolidated Financial Statements included herein for further details.

During the period ended December 31, 2016 $113 million of dividends were declared by VIEs to Ship Finance and was settled against related party balances with Ship Finance.

Seadrill Partners

On October 24, 2012, Seadrill Partners completed its IPO of 10,062,500 common units representing limited liability company interests in Seadrill Partners at a price of $22.00 per unit, for gross proceeds of $221 million and net proceeds after issuance costs of $203 million (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). Seadrill Partners is listed on the New York stock exchange under the symbol “SDLP.” Upon completion of the offering, the Company owned 14,752,525 common units and 16,543,350 subordinated units which represents 75.67% of the limited liability company interests in Seadrill Partners. Subsequent to the IPO, in October 2013, Seadrill Partners issued 3,310,622 common units to the Company, which increased the Company’s total ownership interest to 77.47%. In December 2013, Seadrill Partners issued a further 3,394,916 common units to the Company and 12,880,000 common units to the public, which had the effect of reducing the Company’s ownership total ownership to 62.35% as at December 31, 2015. The effect of these transactions was to increase the non-controlling interest by $239 million.

During the period from Seadrill Partners’ IPO in October 2012 until the time of its first effective Annual General Meeting (“AGM”) on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner’s board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the Board of Directors as a result of certain provisions in the Operating Agreement which limits the Company’s ability to vote its full holding of common units in an election of Directors to the Board of Seadrill Partners. As at January 2, 2014, Seadrill Partners is considered to be an associated company and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated by the Company. The non-controlling interest derecognized was $115 million. See Note 11 "Disposal of businesses and deconsolidation of subsidiaries" of the Consolidated Financial Statements for further details.
Purchase of 10% interest in Seadrill Mobile Units Nigeria Limited
On December 5, 2016, the Company’s wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a notional value of $6.6 million. Following the completion of this transaction Seadrill UK Ltd. owns 49% of Seadrill Mobile Units Nigeria Limited, with the remaining 51% being owned by subsidiaries of Seadrill Partners. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a notional value of $6.6 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $6.6 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $6.6 million.

Changes in non-controlling interest for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In US$ millions)	Ship Finance International Ltd VIEs	North Atlantic Drilling Ltd	Seadrill Partners LLC	Asia Offshore Drilling Ltd	Sevan Drilling ASA	Seadrill Nigeria Operations Limited	Total
December 31, 2013	78	173	115	111	213	—	690
Changes in 2014	(57)	(4)	(115)	—	—	4	(172)
Net income attributable to non-controlling interest in 2014	11	36	—	23	38	—	108
December 31, 2014	32	205	—	134	251	4	626
Changes in 2015	—	8	—	(14)	—	(4)	(10)
Net income attributable to non-controlling interest in 2015	30	(27)	—	20	59	—	82
Impairment of goodwill	(48)	(18)	—	—	(28)	—	(94)
Net income attributable to non-controlling interest in Restatement for NADL derivatives (Restated)	—	11	—	—	—	—	11
December 31, 2015 (Restated)	14	179	—	140	282	—	615
Changes in 2016	(112)	7	—	—	—	6	(99)
Net income attributable to non-controlling interest in 2016	29	(21)	—	9	9	—	26
December 31, 2016	(69)	165	—	149	291	6	542

Note 28 – Accumulated other comprehensive income/(loss) (Restated)

Accumulated other comprehensive income for the years ending December 31, 2016 and December 31, 2015:

(In US$ millions)	December 31, 2016	December 31, 2015
		Restated
Unrealized gain/(loss) on marketable securities	17	(151)
Unrealized gain on foreign exchange	36	36
Actuarial loss relating to pension	(23)	(38)
Share in unrealized gains from associated companies	23	11
Accumulated other comprehensive income/(loss)	53	(142)

The unrealized gain on marketable securities relates to the accumulated gains on the investment in Seadrill Partners Common Units as at December 31, 2016. Refer to Note 14 "Marketable securities" for further information. The unrealized loss as at December 31, 2015 related to the accumulated gains and losses on the investments in SapuraKencana and Seadrill Partners Common Units.

The applicable amount of income taxes associated with each component of other comprehensive income is nil, other than noted below, due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is $1 million ($8 million in 2015) as this item is related to companies domiciled in Norway where the tax rate is 24% (2015: 25%).

Note 29 – Share based compensation

The share based compensation expense for the Company's share option and Restricted Stock Unit ("RSU") plans recognized in the Consolidated Statement of Operations for the year ended December 31, 2016 was $7 million (2015: $8 million, 2014: $10 million). The grant-date fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model. The grant date fair value of the RSU is determined as the market trading price on that date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

As at December 31, 2016 there was a total of $21 million in unrecognized compensation costs related to non-vested Company's Options and RSU plans which is expected to be recognized over weighted average period of 1.8 years.

Share Options

The Company's shareholders have authorized the Board to establish and maintain Option Schemes in order to encourage the Company's directors, officers and other employees to hold shares in the Company. The Option Scheme for U.S. employees will expire in December 2018, whereas the Option Scheme for international employees expired in December 2016. On February16, 2017, the Board approved a new Share Option Scheme that will expire in February 2027. The Option Schemes permit the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  The options are not transferable. The subscription price is at the discretion of the Board, provided the subscription price is never reduced below the par value of the share. The subscription price for certain options granted under the Option Schemes will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised. Options granted under the Option Schemes will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to five years.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

The following table summarizes share option transactions related to the Seadrill Scheme in 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Outstanding at beginning of year	2,015,171	28.53	2,241,116	35.10	2,838,758	28.53
Granted	—	—	710,000	12.04	—	—
Exercised	—	—	—	—	(461,477)	20.19
Forfeited	(1,067,671)	35.29	(935,945)	32.81	(136,165)	34.57
Outstanding at end of year	947,500	20.08	2,015,171	28.53	2,241,116	35.10
Exercisable at end of year	412,917	25.79	882,152	36.14	1,169,584	27.38

Options granted in November 2010 had exercise prices of NOK192.90 ($31.40) for American citizens or residents and NOK185.20 ($31.06) for non-Americans. They were exercisable one fifth each year beginning 12 months after they were granted and expired in December 2015.

Options granted in November 2011 had exercise prices of NOK202.10 ($34.68) and can be exercised one fourth at a time, after the first 18, 36, 48 and 60 months from the grant date. They expired in December 2016.

Options granted during 2012 had exercise prices, ranging from NOK205.30 to NOK224.53. They have the same exercise schedule as the 2011’s grants and expire between December 2016 and December 2017. The weighted average fair value of the options granted in 2012 was $7.06.

Options granted in October 2013 had an exercise prices ranging from NOK249 to NOK273 and can be exercised one fourth at a time after 13, 25, 37 and 49 months from the grant date. The weighted average fair value of the options granted in October 2013 was $10.23.

Options granted in December 2015 had an exercise price of NOK93.70 and can be exercised one third at a time after 12, 24 and 36 months. They expire in May 2020. The weighted average fair value of the options granted in December 2015 was $3.33.

The grant-date fair value of employee share options is estimated using the Black-Scholes option-pricing model with the following assumptions used in estimating fair value for grants issued 2015: 1.6% risk-free interest rate, volatility of 34.8%, 0% dividend yield and an expected option term of three years, six months. The risk-free interest rates were estimated using the US Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It is also assumed that 100% of options granted will vest.

There were 947,500 options outstanding at December 31, 2016 (2015: 2,015,171). Their weighted average remaining contractual life was 34 months (2015: 22 months).

During 2016 the total intrinsic value of options exercised was nil (2015: $0 million, 2014: $9 million) on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2016 was zero since the weighted average exercise price per share exceeded the market price of the Company's shares as at that date.

Restricted Stock Units

Under the terms of the RSU plans, the holder of an award is entitled to receive a share in the Company if they are still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on the grant date or upon the vesting of the award. In addition, the holders are entitled to receive an amount equal to the ordinary dividends declared and paid on the Company shares during the vesting period.

Seadrill Restricted Stock Units

The following table summarizes the RSU activity for the Company for the years ended December 31, 2016, 2015 and 2014:

Restricted Stock Units - Seadrill	December 31, 2016	December 31, 2015	December 31, 2014
Outstanding at beginning of year	1,402,980	525,210	373,700
Granted	4,349,158	937,970	162,560
Settled	(249,050)	—	—
Forfeited	(316,364)	(60,200)	(11,050)
Outstanding at end of year	5,186,724	1,402,980	525,210

On October 1, 2013, the Board of the Company approved 373,700 awards under the Company`s Restricted Stock Units “RSU” plan. The fair value on the date of grant was $46.07. These awards were settled in December 2016.

In December 2014, the Board of the Company approved 162,560 awards under the Company’s RSU plan. The fair value on the date of grant was $11.00.

In May 2015, the Board of the Company granted 28,000 awards under the Company's RSU plan. In December 2015, the Board of the Company approved further 909,970 awards under the Company’s RSU plan. The fair value on the date of grant was $11.91 and $3.67, respectively.

In April 2016, the Board of the Company granted 2,066,658 awards under the Company's RSU plan. In December 2016, the Board of the Company granted additional 2,282,500 awards under the RSU's plan. The fair value on the date of grant was $3.82 and $3.81, respectively.

NADL Restricted Stock Units

The following table summarizes the RSU activity for NADL for the years ended December 31, 2016, 2015 and 2014:

Restricted Stock Units - NADL	December 31, 2016	December 31, 2015	December 31, 2014
Outstanding at beginning of year	174,583	253,870	278,778
Granted	270,653	1,587,719	—
Settled	(20,837)	—	—
Adjustment (1)	—	(1,571,251)	—
Forfeited	(10,697)	(95,755)	(24,908)
Outstanding at end of year	413,702	174,583	253,870

(1)	Adjustment relates to NADL's reverse stock split in December 2015, as discussed above.

On November 7, 2013, the Board of the Company's consolidated subsidiary, NADL, approved 278,778 awards under NADL`s RSU plan with a fair value based on the market share price on grant date of $96.50. These awards were settled in December 2016.

In January 2015, the Board of NADL granted 109,219 awards and in December 2015, an additional 1,478,500 awards under NADL's RSU plan. The fair value on the date of grant was $14.10 and $3.70, respectively.

In December 2015 the shareholders of NADL in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company’s issued and outstanding common shares and reducing par value from $5.00 to $0.10. As a result of the capital restructuring the number of RSUs has been adjusted by 1,571,250 units.

In April 2016, the Board of NADL granted 118,653 awards and in December 2016, an additional 152,000 awards under the NADL's RSU plan. The fair value on the date of grant was $2.95 and $3.62, respectively.

Note 30 - Pension benefits

Defined benefit plans

NADL has several defined benefit pension plans covering substantially all Norwegian employees. All of the plans are administered by a life insurance company.

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

During the period ended December 31, 2016, a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. In addition, one of the defined benefit schemes is being closed down and the members transferred into a new defined contribution scheme. The difference between the reduction in benefit obligation and reduction in the plan assets transferred to the life insurance company has been recognized within "Total net pension cost". In addition, net unrecognized actuarial losses have been recognized as a result of the settlement within the "Total net pension cost". The net impact of the settlement was a gain of $1 million.

Consolidated Balance Sheet position

(In US$ millions)	December 31, 2016	December 31, 2015
Accrued pension liabilities - Non-current liabilities	3	37
Less: Deferred tax (Asset)	(1)	(8)
Shareholders equity	2	29

Annual pension cost

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Service cost	7	12	13
Interest cost on prior years’ benefit obligation	3	4	7
Gross pension cost for the year	10	16	20
Expected return on plan assets	(4)	(3)	(6)
Administration charges	—	1	1
Net pension cost for the year	6	14	15
Social security cost	1	2	2
Amortization of actuarial gains/losses	1	3	2
Impact of settlement/curtailment funded status	(1)	—	—
Total net pension cost	7	19	19

The funded status of the defined benefit plan

(In US$ millions)	December 31, 2016	December 31, 2015
Projected benefit obligations at end of period	60	130
Plan assets at market value	(58)	(97)
Accrued pension liability exclusive social security	2	33
Social security related to pension obligations	1	4
Accrued pension liabilities	3	37

Change in projected benefit obligations

(In US$ millions)	December 31, 2016	December 31, 2015
Projected benefit obligations at beginning of period	130	186
Interest cost	3	4
Service cost	7	12
Benefits paid	(3)	(2)
Change in unrecognized actuarial gain	(28)	(20)
Settlement	(54)	(20)
Foreign currency translations	5	(30)
Projected benefit obligations at end of period	60	130

Change in pension plan assets

(In US$ millions)	December 31, 2016	December 31, 2015
Fair value of plan assets at beginning of year	97	114
Estimated return	4	3
Contribution by employer	9	12
Administration charges	—	(1)
Benefits paid	(3)	(2)
Change in unrecognized actuarial loss	(1)	—
Settlement	(52)	(11)
Foreign currency translations	4	(18)
Fair value of plan assets at end of year	58	97

The accumulated benefit obligation for all defined benefit pension plans was $54 million and $101 million at December 31, 2016 and 2015, respectively.

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

Assumptions used in calculation of pension obligations

	Year ended December 31,
(In %)	2016	2015	2014
Rate of compensation increase at the end of year	2.50%	2.50%	2.75%
Discount rate at the end of year	2.10%	2.70%	2.30%
Prescribed pension index factor	1.20%	1.20%	1.20%
Expected return on plan assets for the year	3.00%	3.30%	3.20%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.50%	2.50%

The weighted-average asset allocation of funds related to the Company’s defined benefit plan at December 31, was as follows:

Pension benefit plan assets

(In %)	December 31, 2016	December 31, 2015
Equity securities	7.1%	6.1%
Debt securities	54.7%	47.5%
Real estate	9.4%	14.7%
Money market	28.1%	25.2%
Other	0.7%	6.50%
Total	100.0%	100.0%

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

Cash flows - Contributions expected to be paid

The table below shows the Company’s expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2017-2026. The expected payments are based on the assumptions used to measure the Company’s obligations at December 31, 2016 and include estimated future employee services.

(In US$ millions)	December 31, 2016
2017	2
2018	2
2019	2
2020	2
2021	2
2022-2026	12
Total payments expected during the next 10 years	22

Defined contribution and other plans

Company contributions to personal defined contribution pension and other plans totaled $26 million, $29 million and $34 million for the years to December 31, 2016, 2015 and 2014, respectively, and were charged to operations as they became payable.

Note 31 – Related party transactions

The significant related parties of the Company are as follows:
(i) Transactions with investees and associates, over which the Company has significant influence:

•	Seadrill Partners

•	Archer

•	SeaMex

•	Seabras Sapura

(ii) Transactions with those holding significant influence over the Company:

•	Hemen and affiliated companies

Seadrill Partners
As at January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company. Prior to the deconsolidation, Seadrill Partners was a consolidated subsidiary of the Company, and all inter-group transactions were eliminated in the Company’s Consolidated Financial Statements.

The net income/(expenses) with Seadrill Partners for the years ended December 31, 2016, 2015, and 2014 were as follows:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	65	75	59
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	25	29	22
Contingent consideration	21	47	—
Insurance premiums charged to Seadrill Partners (d)	16	20	21
Rig operating costs charged by Seadrill Partners (e)	(11)	(13)	—
Bareboat charter arrangements (f)	10	(2)	(26)
Intercompany inventory purchases	(1)	—	—
Interest expenses charged to Seadrill Partners (g)	12	16	40
Interest recognized on deferred consideration receivable	5	8	—
Derivatives recharged to Seadrill Partners (h)	4	10	42
Net related party income from Seadrill Partners	146	190	158

Receivables/(payables) with Seadrill Partners and its subsidiaries as at December 31, 2016 and 2015 consisted of the following balances:

(In US$ millions)	December 31, 2016	December 31, 2015
Rig financing agreements and Loan Agreements (i)	160	197
$109.5 million Vendor financing loan (j)	—	110
Deferred consideration receivable (k)	61	96
Other receivables (l)	189	355
Other payables (l)	(80)	(179)

The following is a summary of the related party agreements with Seadrill Partners:
a) Management and administrative service agreements
In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides to Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the twelve months ended December 31, 2016 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

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

Income recognized under the above agreements (a) & (b) for the period ended December 31, 2016 was $65 million (2015: $75 million; 2014: $59 million).

c) Rig operating costs charged to Seadrill Partners
Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2016 and 2015 and the West Vencedor which operated in Angola in 2015. The total other revenues earned for the year ending December 31, 2016 was $25 million (2015: $29 million; 2014: $22 million).

d) Insurance premiums
The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units recharged to Seadrill Partners were $16 million for the year ending December 31, 2016 (2015: $20 million; 2014: $21 million).

e) Rig operating costs charged by Seadrill Partners
Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria. The total rig operating expenses incurred for the period ending December 31, 2016 was $11 million (2015: $13 million; 2014: nil).

f) Bareboat charter arrangements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For year ended December 31, 2016 the net effect to Seadrill of the bareboat charters was an expense of $10 million (2015: $2 million, 2014: $26 million).

(g) Interest expenses
The total interest charged to Seadrill Partners for the loan arrangements, including commitment fees and other fees, was $12 million for the period ending December 31, 2016 (2015: $16 million; 2014: $40 million). Refer to the sections below for details on the financing arrangements.

(h) Derivative interest rate swap agreements
The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the year ended December 31, 2016 was $1 million, (2015: $10 million; 2014: $42 million).

(i) Rig Financing Agreements
In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as “Rig Financing Agreements”. Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo, West Sirius and West Capricorn were repaid during the year ended December 31, 2014 in conjunction with Seadrill Partners obtaining independent third party financing. The total outstanding principal repaid was $1.5 billion in 2014.

West Vencedor Facility - In June 2014 the Company repaid the underlying $1,200 million senior secured loan relating to the West Vencedor, and as a result the West Vencedor Loan Agreement between the Company and Seadrill Partners was amended to carry on the existing loan on the same terms. The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed by Seadrill Partners to the Company under the remaining West Vencedor Loan agreement as at December 31, 2016 was $41 million (December 31, 2015: $58 million).

T-15 / T-16 Facility - The total amounts owed under the remaining Rig Financing Agreement relating to the T-15 and T-16, totaled $119 million as at December 31, 2016 (December 31, 2015: $139 million). Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these rigs are pledged as security. Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

West Vela facility
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners relating to the West Vela and West Tellus, are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela. As at December 31, 2016, the outstanding balance of Seadrill's portion, relating to the West Tellus, was $353 million and Seadrill Partner's portion, relating to the West Vela was $342 million.

West Polaris facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for further details. Seadrill Limited continues to act as a guarantor under the facility. The outstanding balance as at December 31, 2016 was $279 million.

(j) $109.5 million Vendor financing loan
In May 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and matured in May 2016. The outstanding balance as at December 31, 2016 was nil (December 31, 2015: $110 million).

Revolving credit facility
In October 2012, Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. In March 2014 the facility was reduced to a maximum of $100 million. The outstanding balance of $125.9 million was repaid in full in March 2014. As a result, the outstanding balance as at December 31, 2016 was nil (December 31, 2015: nil).

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

West Auriga Disposal
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the “Auriga business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners that is 49% owned by the Company. The entities continue to be related parties subsequent to the sale. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

Sale of limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners for cash consideration of $373 million. This resulted in a loss on sale of investment of $88 million, which has been recognized within “Share in results from associated companies” in the Company’s Consolidated Statement of Operations. Refer to Note 17 "Investments in associated companies" for more information.

West Vela Disposal
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale. Refer to Note 11 "Disposals of businesses and deconsolidated of subsidiaries" for more information.

West Polaris Disposal
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.

Seadrill Limited continues to act as a guarantor under the $420 million senior secured credit facility relating to the West Polaris, following the sale of the West Polaris to Seadrill Partners in June 2015. The outstanding value this facility as at December 31, 2016 was $279 million. The facility contains a loan-to-value clause, which could require the Company, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 125% of the outstanding loan.

Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

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

West Sirius bareboat charter financing loan
In December 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus 0.56% and matures in July 2017. The outstanding balance as at December 31, 2016 was $39 million (December 31, 2015: $143 million). Concurrently, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus 0.56% and matures in July 2017. The outstanding balance as at December 31, 2016 was $39 million (December 31, 2015: $143 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and non-current portions of "Amount due from related parties", "Amounts due to related parties" and "Long-term debt due to related parties".

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

Guarantees
Seadrill provides certain guarantees on behalf of Seadrill Partners.

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $185 million as at December 31, 2016 (2015: $370 million);

•
Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $621 million as at December 31, 2016 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (2015: $698 million); and

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to custom guarantees in Nigeria, totaled $0.4 million (2015: $86 million).

Related parties to Hemen Holding Limited (“Hemen”)
Since the Company's formation, Seadrill's largest shareholder has been Hemen, which currently holds approximately 23.6% of shares in the Company.  The Company transacts business with the following related parties, being companies in which Hemen has a significant interest:

•	Ship Finance International Limited (“Ship Finance”);

•	Metrogas Holdings Inc (“Metrogas”);

•	Archer;

•	Frontline Management (Bermuda) Limited (“Frontline”); and

•	Seatankers Management Norway AS (“Seatankers”).

Ship Finance Transactions
The Company has entered into sale and lease back contracts for several drilling units, with subsidiaries of Ship Finance. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company’s Consolidated Financial Statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company’s Consolidated Financial Statements (See Note 35 "Variable interest entities" to the Consolidated Financial Statements included herein).

The units that are currently leased back from Ship Finance are the West Taurus, West Hercules, and West Linus. The West Polaris was previously leased back from Ship Finance, but was repurchased in 2014, before subsequently being sold to Seadrill Partners, as described below.

During the years ended December 31, 2016, 2015 and 2014, the Company incurred the following lease costs on units leased from the Ship Finance subsidiaries.

	Year ended December 31,
(US$ millions)	2016	2015	2014
West Polaris (1)	—	—	55
West Hercules	52	55	75
West Taurus	57	57	111
West Linus	82	81	59
Total	191	193	300
(1) The West Polaris was repurchased from Ship Finance on December 30, 2014, and subsequently sold to Seadrill Partners on June 18, 2015.

These lease costs are eliminated on consolidation.

On December 30, 2014 the Company entered into a share sale and purchase agreement with Ship Finance, where the Company acquired 100% of the equity interests in SFL West Polaris Limited, which was the owner of West Polaris. In addition the Company purchased an outstanding loan of SFL West Polaris Limited of $97 million from Ship Finance. The acquisition price for the shares of the SFL West Polaris and the loan receivable amounted to a total of $111 million. The consideration for the shares and loan was settled on January 5, 2015. See Note 35 "Variable interest entities" for more details.

On June 28, 2013, Seadrill's subsidiary NADL sold the entity that owns the newbuild jack-up, West Linus, to the Ship Finance subsidiary SFL Linus Ltd. The purchase consideration for this reflected the market value of the rig as at the delivery date which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in the Company's Consolidated Balance Sheet as at December 31, 2016.

On July 1, 2010, the Company's consolidated VIEs, SFL Deepwater Ltd and SFL Polaris Ltd, paid a dividend of $290 million and $145 million respectively to Ship Finance. Ship Finance simultaneously granted loans to SFL Deepwater Ltd and SFL Polaris Ltd for the same amounts. The loans bear interest at 4.5% per annum and are reported as long-term debt due to related parties in the Consolidated Balance Sheet as the loans mature in 2023. The loan relating to SFL Polaris Ltd was repaid when the Company was repurchased from Ship Finance on December 30, 2014 as described above.

As at December 31, 2016 the VIEs had gross loans outstanding to Ship Finance amounting to $415 million and net loans of $330 million, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis (2015: gross loans of $415 million and net loans of $387 million). The net related party loans are disclosed as “Long-term debt due to related parties” on the Consolidated Balance Sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense of the loans for 2016 was $19 million (2015: $19 million, 2014: $24 million).

Metrogas transactions
In the past the Company has entered into agreements with Metrogas primarily to manage short-term working capital requirements. The Company had the following transactions with Metrogas:

On December 20, 2012, Seadrill sold the Company’s holding in a NADL unsecured bond of $500 million to Metrogas plus accrued interest of $9 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase with a maturity date in June 2013. The obligation was recorded as a long term related party liability. In conjunction with this arrangement the Company have also entered into an agreement to settle dividends payable to Metrogas in return for a short term unsecured loan of $93 million (see below). The North Atlantic bond bears a coupon of 7.75% per annum payable semi-annually in arrears. The net proceeds from these arrangements were $415 million. On May 31, 2013, the Company exercised its option to repurchase the bond from Metrogas, and as a result the bond is eliminated in the Consolidated Financial Statements at December 31, 2016.

On December 21, 2012, the Company obtained a short term loan of $93 million from Metrogas. The loan bears interest of LIBOR plus a margin and was repaid in full on May 2, 2013.

On December 31, 2012, the Company obtained a short term loan from Metrogas at NOK140 million. The loan bears interest of NIBOR plus a margin and was repaid in full on January 2, 2013.

On February 27, 2013, the Company obtained a short-term loan from Metrogas at NOK300 million. The loan had an interest of NIBOR plus a margin and was repaid in full on March 12, 2013.

On March 27, 2013, the Company obtained a short-term loan from Metrogas at NOK700 million. The loan had an interest of NIBOR plus a margin, and was repaid in full on April 3, 2013.

On July 19, 2013, the Company entered into a loan agreement with Metrogas at NOK1,500 million. The loan had an interest of NIBOR plus a margin of 3.5% and was repaid in full on October 9, 2013.

On September 20, 2013, the Company obtained a short-term loan from Metrogas at $99 million. The loan had an interest of LIBOR plus a margin of 3.0%, and was repaid in full on September 30, 2013.

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas, as the lender. There have been no other changes to the facility. As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas at $840 million was accordingly reclassified as debt due to related parties on the Consolidated Balance Sheet as at December 31, 2014. On February 21, 2014, Seadrill Partners entered into a term loan B agreement for $1.8 billion due in February 2021 in which some of the proceeds were used to repay the portion of this facility that is related to the West Leo, which totaled $472.6 million as at December 31, 2013. The amount that was paid to Metrogas was $436 million.

On August 26, 2014, the $1,121 million facility was repaid in full, and replaced by a new $1,350 million senior secured credit facility with a syndicate of banks and DNB Bank ASA as agent. The Company recognized a $16 million gain on debt extinguishment within "Gain/(loss) on debt extinguishment" in the Company’s Consolidated Statement of Operations; see Note 23 "Long-term debt" for more information.

The total interest expense of the above loans relating to Metrogas for 2016 was nil (2015: $0 million; 2014: $1 million).

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer. Please refer to Archer transactions below for further information.

Frontline Management transactions
Frontline provides management support and administrative services for the Company, and charged the Company fees of $3 million, $4 million and $4 million for these services in the years 2016, 2015 and 2014, respectively. These amounts are included in “General and administrative expenses”.

Seatankers Management transactions
The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $1.6 million, $1 million, and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

Other related parties

Archer transactions
From time to time, the Company may enter into transactions with Archer, Seadrill's former consolidated subsidiary and current associate investment, related to Archer’s working capital requirements and debt restructuring. Seadrill has provided a range of support for Archer including loans, guarantees and capital injections, in order to support the best interests of Archer and Seadrill.

The Company has had the following transactions with Archer for the years ended December 31, 2016, 2015, and 2014:

Loan agreements
On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

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

On May 27, 2016, the Company granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

During 2016, the $75 million loan was written down by $48 million due to the Company’s share of net losses of Archer reducing the investment balance. The Company’s accounting policy once it’s investment in the common stock of an investee has reached nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company’s share and equity method losses or gains is determined based on the change in the Company’s claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to the Company’s loan to Archer at its invested ownership of 39.72%. The outstanding book value of the loan as at December 31, 2016 was $27 million, excluding accrued interest.

The total net interest income of the above loans relating to Archer for 2016 was $8.0 million (2015: $3.0 million; 2014: $0.0 million).

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

On December 9, 2013, the Company provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million (2015: EUR 48.4 million), to support Archer’s credit facilities. The guarantee fee is 1.25% per annum.

On February 5, 2014, the Company provided Archer with a guarantee of a maximum of GBP 10 million, to support Archer’s leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at December 31, 2016 was $10 million. (2015: $14 million).

On July 14, 2014, the Company provides Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer’s bank guarantee facility. The guarantee fee is 1.25% per annum.

The Company provides Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66.0 million, or $8.0 million to support Archer’s operations in Norway with a customer.

The total guarantee fees charged to Archer for the year ended December 31, 2016 was $3.9 million (2015: $3.6 million; 2014: $3.7 million) respectively. These guarantee fees are included in "Other financial items and other income/(expense)" within the Consolidated Statement of Operations.

Archer’s refinancing and guarantees
The Company has provided financial support to Archer, a related party, in the form of $278 million in financial guarantees for the benefit of its lenders and $149 million in subordinated loans including accrued interest and fees as at December 31, 2016.

As part of the Company's restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. As part of Archer’s restructuring plans we have also agreed to convert $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

The carrying value of the subordinated loan plus accrued interest and fees on the Consolidated Balance Sheet was $43 million as at December 31, 2016. In addition, as at December 31, 2016, the Company recognized a $28 million contingent liability to reflect the potential cash settlement of the guarantees.

Engineering Services
Archer provides certain engineering services for the Company, and charged the Company fees of $1.0 million for the year ended December 31, 2016 (2015: $4.0 million; 2014: $4.0 million) respectively. These amounts are included in "Vessel and rig operating expenses" within the Consolidated Statement of Operations.

SeaMex Limited
As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information regarding the deconsolidation. The following is a summary of the related party agreements/transactions with SeaMex:

Management and administrative service agreements
In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee ranging from 4.5% to 8%. The agreement can be terminated by providing 60 days written notice. Income recognized under the management and administrative agreements for the year ended December 31, 2016 was $7 million, respectively (2015: $11 million; 2014: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of the rigs West Pegasus, West Freedom and West Castor and charge a fee ranging from of 4.85% to 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements for the year ended December 31, 2016 of $5 million (2015: $10 million; 2014: nil). These amounts are included within "Vessel and rig operating expenses".

Loans
$250 million Seller’s credit - In March 2015, the Company provided SeaMex with a $250 million Seller’s credit as part of the settlement of the sale of assets to SeaMex. The Seller’s credit is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.5% and mature in December 2019. Interest on the Seller’s credit is payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. The outstanding balance as at December 31, 2016 was $250 million (2015: $250 million). In 2015 the Company agreed to forgive accrued interest of $10 million against the Seller's credit in relation to the contract extension of the West Pegasus with Pemex.

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in relation to the sale of the West Titania to the Joint Venture. This amount was paid in full during July 2015.

$45 million loan facility - In November 2016, the terms attached to the $45.0 million funding from Seadrill were formalized, with an effective date of May 2015. The funding was provided on formation of the JV to fund short term working capital requirements. The facility bears interest at a rate of LIBOR plus a margin of 6.5% payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. In the year ended December 31, 2015 the $45 million was classified within "Short-term amounts due from related parties" on the Consolidated Balance Sheet as there were no formal terms. In the year ended December 31, 2016, upon formalization this was reclassified to "Long-term amounts due from related parties" on the Consolidated Balance Sheet.
Seadrill has made available a fully-subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first draw-down of this amount or a portion thereof. The facility is to be provided by both Seadrill and Fintech at a ratio of 50.0% each. This matured at the end of December 2016. The facility bore interest at a rate of LIBOR plus a margin of 6.5%. The facility was intended to be repayable once

SeaMex had complied with certain conditions with regards to its lenders, however remained undrawn. Seadrill and Fintech have also provided loan facilities (Sponsor Loans) for the two bank guarantee amounts (as detailed below), which are undrawn as at December 31, 2016.

Interest income for the year ended December 31, 2016 for these loans was $18 million (2015: $17 million; 2014: nil).

Capital contributions
During the year ended December 31, 2015 both the joint venture partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the joint venture.

Guarantees
During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer. The customer deferred payment into 2016 and SeaMex has since recovered the overdue balances. In order to ease the resulting cash flow impact on SeaMex, the Company, along with Fintech, its joint venture partner, agreed to provide certain support to SeaMex. Simultaneously, the lenders to SeaMex have provided a short-term amendment to the bank facility to provide some additional flexibility.

In December 2015, the Company and Fintech provided a joint and several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements. The total guarantee for the potential prepayment deficits based on the December 31, 2015 testing date was $51 million. No liability was recognized for this guarantee as the Company did not consider it probable for the guarantee to be called. This joint and several guarantee was released in September 2016 as part of SeaMex's recent amendment to the bank facility.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2016 (2015: $30 million)

Receivables and Payables
Receivables and payables with the SeaMex JV are comprised of management fees, advisory and administrative services, and other items including accrued interest. Receivables and payables are unsecured and generally settled quarterly in arrears in the ordinary course of business.

Receivables/(payables) with SeaMex Joint Venture as at December 31, 2016 consisted of the following:

(In $ millions)	December 31, 2016	December 31, 2015
Seller’s credit	250	250
$45 million loan facility	45	45
Other receivables	53	34
Other payables	(2)	—

Seabras Sapura transactions
Seabras Sapura Participacoes S.A. and Seabras Sapura Holding GmbH, together referred to as Seabras Sapura, are joint ventures each indirectly owned 50% by the Company, and 50% by TL Offshore Sdn Bhd, a subsidiary of SapuraKencana.

Yard guarantees
The Company provided a yard guarantee in relation to the Seabras Sapura Participacoes S.A. pipe-laying vessel of EUR 47 million ($51 million), which was provided on a 50:50 basis with the joint venture partner. During 2015 the unit was delivered and the yard obligations were fulfilled. The Company therefore no longer has any further obligations.

The Company has provided yard guarantees in relation to Seabras Sapura Holding GmbH pipe-laying vessels which have been provided on a 50:50 basis with TL Offshore. As at December 31, 2016 there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016 (December 31, 2015: $125 million).

Loans
In May 2014, the Company entered into a loan agreement with Sapura Navegaceo Martima S.A. of $10.8 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan had an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at December 31, 2016 was $11 million (December 31, 2015: $11 million).

In May 2014, the Company entered into a loan agreement with Seabras Sapura of €3.25 million ($4.5 million). The loan had an interest of 3.4% and was repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at December 31, 2016 was nil (December 31, 2015: $3 million).

In January 2015, the Company provided a loan to Sapura Navegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at December 31, 2016 was $18 million (December 31, 2015: $18 million).

In April 2015, the Company provided a loan to Sapura Onix GmbH of $14 million. The outstanding balance as at December 31, 2016 was $14 million (December 31, 2015: $14 million). The loan bore an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In December 30, 2015, the Company provided a loan to Seabras Sapura Participações S.A. of $3.3 million relating to the payments for equipment. The outstanding balance as at December 31, 2016 was $3.3 million (December 31, 2015: $3.3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. The Company is negotiating the extension of this with the joint venture.

In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $14 million (December 31, 2015: nil).

In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $12 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $12 million (December 31, 2015: nil).

In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH, $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $6 million (December 31, 2015: nil).

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $7 million (December 31, 2015: nil).

In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $7 million (December 31, 2015: nil).

The total net interest income of the above loans relating to Seabras Sapura for 2016 was $2.1 million (2015: $1.5 million; 2014: $0.3 million).

Financial guarantees
PLSV I - In December 2013, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad), in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed by Seadrill as at December 31, 2016 was $218 million (December 31, 2015: $242 million). The guarantees secure the full outstanding amount under the facility agreement.

PLSV II - In April 2015, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad) in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The amount guaranteed by Seadrill as at December 31, 2016 was $367 million (December 31, 2015: $256 million). The guarantees are vessel specific can only be called for the outstanding amounts under the relevant vessel tranche.

In addition, Seadrill provided bank guarantees in relation to the above credit facilities to cover 6 months of debt service costs and 3 months of operating expenses under retention accounts. These guarantees were released in the period following Seadrill providing loans as described above. The total amount guaranteed as at December 31, 2016 was nil (December 31, 2015: $52 million). The guarantees are vessel specific can only be called for the outstanding amounts under the relevant vessel tranche.

Sapura Esmeralda - In November 2012, a subsidiary Seabras Sapura Participacoes S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd. in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at December 31, 2016 was $202 million (December 31, 2015: $206 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on 5 May 2017. Seabras Sapura is currently in the process of obtaining a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

As at the Consolidated Balance Sheet date, the Company have not recognized a liability as Seadrill do not consider it probable for the guarantees to be called.

Operating activities
A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the year ended December 31, 2016 was $2 million (2015: $1 million and 2014: nil). These amounts are included in "Vessel and rig operating expenses" in the Consolidated Statement of Operations.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $9 million as at December 31, 2016 (December 31, 2015: $12 million).

Other related party transactions
In the year ended December 31, 2016, the Company recognized related party revenues of $100 million (2015: $119 million, 2014: $97 million).
In 2016 and 2015 the revenue related to Seadrill Partners and SeaMex under the management agreements as described above.
In 2014 the revenue related to Seadrill Partners under the management agreements as described above.

Note 32 – Risk management and financial instruments (Restated)

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

Realized and unrealized gains and losses
The total realized and unrealized gains and losses recognized in the Consolidated Statement of Operations relating to the Company's derivative arrangements for the year ended December 31, 2016, 2015 and 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2016	2015	2014
		Restated
(Losses) / gains recognized in the consolidated statement of operations relating to derivative financial instruments
Interest rate swap agreements not qualified as hedge accounting	(48)	(104)	(177)
Cross currency interest rate swaps not qualified as hedge accounting	(20)	(7)	(172)
Foreign currency forwards not qualified as hedge accounting	—	(9)	(58)
TRS agreements	(6)	(27)	(72)
Other	—	(3)	(18)
(Loss) / gain on derivative financial instruments	(74)	(150)	(497)

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

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2016, the Company had interest rate swap agreements with an outstanding principal of $6,372 million (December 31, 2015: $7,266 million). The agreements have maturity dates between June 3, 2017 and January 29, 2027, swapping the floating element of interest on the Company's facilities for fixed rates ranging between 0.74% and 3.34%. In addition the Company has an interest rate swap contract of principal $162 million (December 31, 2015: $178 million), which was entered into in February 2014 with a forward start in March 2016, under which it pays a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “(Loss)/gain on derivative financial instruments.” The total fair value of the interest rate swaps outstanding at December 31, 2016 amounted to a gross liability of $64 million and a net liability of $41 million due to master netting agreements with the Company's counterparties, and an asset of $4 million (December 31, 2015 restated: a gross liability of $120 million and net liability of $98 million, and an asset of $2 million). The fair value of the interest rate swaps is classified as "Other current assets" or "Other current liabilities" in the Consolidated Balance Sheet as at December 31, 2016 and December 31, 2015.

The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to interest rate swap agreements in 2016 amounted to $48 million (2015 restated: losses of $104 million, 2014: losses of $176.1 million).

The Company’s interest rate swap agreements as at December 31, 2016, were as follows:

Maturity date	Total outstanding principal as at December 31, 2016	Receive rate	Pay rate range
	(In US$ millions)
Expiring in 2017	1,385	3 month LIBOR	0.74%	3.8%
Expiring in 2018	1,000	3 month LIBOR	1.1%	3.34%
Expiring in 2019	657	3 month LIBOR	1.11%	1.36%
Expiring in 2020	2,623	3 month LIBOR	1.11%	2.19%
Expiring in 2021 and thereafter	707	3 month LIBOR	1.38%	2.92%
Total	6,372

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2016 the Company had outstanding cross currency interest rate swaps with principal amounts of $807 million (December 31, 2015: $807 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “(Loss)/gain on derivative financial instruments”. The total fair value of cross currency interest swaps outstanding at December 31, 2016 amounted to a gross and net liability of $194 million (December 31, 2015: a gross and net liability of $193 million). The fair value of the cross currency interest swaps is classified as "Other current liabilities" in the Consolidated Balance Sheet as at December 31, 2016 and December 31, 2015.

The Company's cross currency interest rate swap positions as at December 31, 2016, were as follows:

Cross currency interest rate swaps	Outstanding Principal	Original Outstanding Principal	Retranslated Outstanding Principal as at December 31, 2016
	(LCY million)	(US$ million)	(US$ million)
Seadrill NOK denominated	NOK1,800	316	210
Seadrill SEK denominated	SEK1,500	238	164
NADL NOK denominated	NOK1,500	253	175
Total		807	549

The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to cross currency interest rate swap agreements in 2016 amounted to $20 million (2015 restated: losses of $7 million, 2014: losses of $171 million).

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 35 "Variable Interest Entities"), has entered into interest rate swaps in order to mitigate the exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting under U.S. GAAP, and the instruments have been formally designated as a hedge to the underlying loan. When the hedge is effective, any changes in its fair value is included in “Other comprehensive income.” The effectiveness of hedging instruments is assessed at each reporting period. The total fair value of these interest rate swaps outstanding at December 31, 2016 amounted to a liability of $1 million (December 31, 2015: a liability of $2 million), which are classified as "Other non-current liabilities" in the Consolidated Balance Sheet. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at December 31, 2016.

Variable interest entity	Outstanding principal as at December 31, 2016	Receive rate	Pay rate	Length of contract
	(In US$ millions)
SFL Linus Limited (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	168.2	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

In the year ended December 31, 2016 the above VIEs recorded $1.1 million fair value gains on interest rate swaps (December 31, 2015: $0.2 million fair value gains). Any such gains or losses are recorded by those VIEs as “Other comprehensive income” but due to their ownership by Ship Finance these gains are allocated to “Non-controlling interest” in the Company's Consolidated Statement of Changes in Equity. The net interest paid on these swaps for the year ended December 31, 2016 was $2 million (2015: net interest paid of $3 million).

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the Consolidated Financial Statements during the twelve months ended December 31, 2016 (December 31, 2015: no fair value gain or loss, December 31, 2014: no fair value gain or loss).

Exposure to interest rate fluctuations

As at December 31, 2016, the Company's net exposure to floating interest rate fluctuations on the Company's outstanding debt was $0.23 billion, compared with $0.5 billion as at December 31, 2015, based on the Company's total net interest-bearing debt including related party debt of $9.9 billion less the $7.4 billion total notional principal of the Company's floating to fixed interest rate swaps and cross-currency swaps, less the $2.27 billion in fixed interest loans. A 1% change in short-term interest rates would thus increase or decrease the Company's net income by approximately $3 million on an annual basis as at December 31, 2016, compared to approximately $5 million in 2015.

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

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value.

At December 31, 2016 and December 31, 2015, the Company had no outstanding currency forward contracts.

The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to foreign currency forward agreements in 2016 amounted to nil (2015: losses of $9 million, 2014: losses of $57.8 million).

Other arrangements

The Company from time to time may enter into swap agreements, forward contracts or other derivative arrangements based on assets or equity shares of the Company which provide flexible financing alternatives at a low cost.

Exposure to exchange rate fluctuations
A 1% change in the exchange rate between the U.S. dollar and Norwegian Krone (NOK) and Swedish Krona (SEK) would result in a fair value gain of $5.4 million on the NOK and SEK denominated interest bearing debt (2015: gain of $5.4 million) and a fair value loss of $5.5 million on the cross current interest rate swaps (2015: loss of $5.5 million) that would be reflected in the Company's Consolidated Statements of Operations, based on the Company's cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

Equity price risk management

Total Return Swap (“TRS”) Agreements
During 2016, 2015 and 2014 the Company entered into and settled various TRS agreements which are indexed to the Company’s own common shares. The settlement amount for the TRS transaction will be (A) the market value of the shares at the date of settlement plus all dividends paid by the Company between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty’s financing costs. Settlement will be either a payment by the counterparty to us, if (A) is greater than (B), or a payment by the Company to the counterparty, if (B) is greater than (A). There is no obligation for the Company to purchase any shares under the agreement and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability as appropriate, and changes in fair values recognized in the Consolidated Statement of Operations.
On September 5, 2016, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK20.30. As at December 31, 2016 there were no outstanding TRS agreements (December 31, 2015: outstanding TRS agreements for 4,000,000 shares amounting to a liability of $9 million).
The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to TRS agreements in 2016 amounted to $6 million (2015: losses of $27 million, 2014: losses of $72.6 million).

Sevan share repurchase agreements
During 2013 the Company entered into agreements in which the Company has sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement.
As at December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling ASA shares at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling ASA shares at a strike price of NOK4.1966.

On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was NOK135 million. On May 6, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK0.6247, and a second forward agreement for 81,828,500 Drilling ASA shares expiring August 6, 2015 with a strike price of NOK0.6243.
As part of the Sevan Drilling group’s internal reorganization program effective from June 30, 2015 the parent company of the Sevan Drilling group was migrated from Sevan Drilling ASA, a Norwegian registered entity, to Sevan Drilling Limited, a Bermudan registered entity. As part of the restructuring, shareholders on the Oslo Stock Exchange listed entity were distributed shares in the Bermudan entity on a 20:1 basis. The Norwegian entity was then delisted from the Oslo Stock Exchange, and the Bermudan entity was listed in its place, maintaining the ticker “SEVDR.” Accordingly the outstanding share repurchase agreements mentioned above were settled for consideration paid of $4,000,000, and the Company completed the repurchase of the 297,893,964 shares in Sevan Drilling ASA at a value equal to the nominal value of the shares. Simultaneously new agreements were taken out to repurchase 14,894,699 shares in Sevan Drilling Limited with the same banks.
On November 6, 2015, the Company settled the forward agreement for 10,803,274 shares in Sevan Drilling Limited at a strike price of NOK8.9482 and settled the forward agreement for 4,091,425 shares for a strike price of NOK8.5539. The total amount paid on settlement was $16,000,000. As a result of these transactions, the Company maintained a controlling interest in the Sevan Drilling group, and as a result the Sevan Drilling group remains consolidated in the Company’s Consolidated Financial Statements. Prior to the settlement the share repurchase agreements were accounted for as secured borrowings and therefore the Company had recognized the liabilities associated with these repurchases in "Other current liabilities" of 167 million as at December 31, 2014. As at December 31, 2015 these agreements were fully settled.

SapuraKencana share agreements and financing
On September 18, 2013, the Company entered into two derivative contract agreements with a commercial bank which enabled the Company to obtain financing against a portion of the Company's equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum.
On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015 the Company had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.
On February 24, 2016, the Company elected to exercise the optional termination notice under the prepaid forward and equity swap agreements, and the corresponding liability of $160 million and restricted cash of $160 million were settled, and the pledged security was released.

Prior to exercising, the amount pledged as security at December 31, 2015 was $195 million, which has been presented as a long term marketable security on the Consolidated Balance Sheet (see Note 14 "Marketable Securities" to the Consolidated Financial Statements included herein). The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2015 was a gross asset of $135 million and a gross liability of $135 million, which have been offset in the Consolidated Balance Sheet and Consolidated Statement of Operations as these agreements meet the criteria for offsetting. The $160 million received as a prepayment to the Company was included in "Other non-current liabilities" as at December 31, 2015.

Other derivative agreements
Total realized and unrealized gains and losses on other derivative instruments amounted to nil for 2016 (2015: a loss of $3 million, 2014: a loss of $19 million).

Fair values of financial instruments

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016		December 31, 2015
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,368	1,368	1,044	1,044
Restricted cash	75	75	248	248
Related party loans receivable - short term	174	174	371	371
Related party loans receivable - long term	487	487	464	464
Liabilities
Long-term floating rate debt (including the current portion)	6,542	7,333	8,204	8,204
Current portion of fixed rate CIRR loans	—	—	33	33
Long term portion of fixed rate CIRR loans	—	—	43	43
Fixed interest bonds - short term	432	843	—	—
Fixed interest bonds - long term	334	892	944	1,840
Floating interest bonds - long term	223	540	283	541
Related party fixed rate debt - long term	242	415	415	415

U.S. GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, U.S. GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Archer and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 31 "Related party transactions". The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. The Company has categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of the fixed rate CIRR loans is equal to its carrying value, as it is matched with an equal balance of restricted cash. As of December 31, 2015, the Company has categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2016 and December 31, 2015. The Company has categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2016 and December 31, 2015. The Company has categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to the Company’s VIE’s are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. The Company has categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 31 "Related party transactions" for additional information.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities - current and non-current assets	110	110	—	—
Interest rate swap contracts – non-current assets	4	—	4	—
Total assets	114	110	4	—

Liabilities:
Interest rate swap contracts – current liabilities	41	—	41	—
Interest rate swap contracts – non-current liabilities	1	—	1	—
Cross currency interest rate swap contracts – current liabilities	194	—	194	—
Total liabilities	236	—	236	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2015	(Level 1)	(Level 2)	(Level 3)
	Restated
Assets:
Marketable securities - current and non-current assets	291	291	—	—
Interest rate swap contracts – non-current assets	2	—	2	—
Total assets	293	291	2	—

Liabilities:
Interest rate swap contracts – current liabilities	98	—	98	—
Interest rate swap contracts – non-current liabilities	2	—	2	—
Cross currency interest rate swap contracts – current liabilities	193	—	193	—
Other derivative instruments – current liabilities	9	—	9	—
Total liabilities	302	—	302	—

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty. The Company has categorized these transactions as level 2 on the fair value measurement hierarchy.

The fair values of interest rate swaps, cross currency interest rate swaps, and forward exchange contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR and NIBOR interest rates, and counterparty non-performance credit risk assumptions as at December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. The Company has restated the financial statements for the year ended December 31, 2015 relating to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. Please see "Note 39 - Restatement of previously issued Financial Statements" for further information on the restatement. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Retained Risk

a) Physical Damage Insurance

The Company purchases hull and machinery insurance to cover for physical damage to its drilling rigs. The Company retains the risk, through self-insurance, for the deductibles relating to physical damage insurance on the Company’s drilling unit fleet, currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

The Company purchases insurance to cover operating deepwater drilling units, harsh environment jack-ups, and one semi tender belonging to Seadrill Partners, for loss of revenue in the event of extensive downtime caused by physical damage, where such damage is covered under the Company’s physical damage insurance. The Company’s self-insured retentions under the loss of hire insurance are up to 60 days after the occurrence of the physical damage, plus up to 25% of the daily loss of hire after the 60 day period. Thereafter the Company is compensated for loss of revenue up to 180 days or 290 days depending on the rig. The Company retains the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance

The Company purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims between $200 million and $750 million depending on the type of drilling rig and area of operation, per event and in the aggregate.  The Company retains the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance, or up to $500,000 for claims made in the United States.

d) Windstorm Insurance

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The Company has renewed its policy to insure a limited part of this windstorm risk for a further period starting May 1, 2017 through April 30, 2018.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Concentration of risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain derivative instrument receivable amounts. These other assets expose the Company to credit risk arising from possible default by the counterparty. There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with DNB ASA, Nordea Bank Finland Plc, Danske Bank A/S, and ING Bank N.V. The Company considers these risks to be remote. For details on the customers with greater than 10% of contract revenues, please refer to Note 3 "Segment information".

Note 33 – Commitments and contingencies

Legal Proceedings

From time to time the Company are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of the Company's drilling units, in the ordinary course of business or in connection with the Company's acquisition or disposal activities.  The Company believe that the resolution of such claims will not have a material impact individually or in the aggregate on the Company's operations or financial condition. The Company's best estimate of the outcome of the various disputes has been reflected in the Company's Consolidated Financial Statements as at December 31, 2016.

Class action
In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Ltd and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants’ Reply Brief was served on December 4, 2015.

Although the Company intends to vigorously defend this action, the Company cannot predict the outcome of this case, nor can the Company estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

SEC enquiry
In addition, the Company has received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company’s backlog, and its contracts with Rosneft.

West Mira
On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill’s cancellation of the West Mira construction contract. This was settled on March 13, 2017 with an agreed yard installment payment of $170 million was received from HSHI in March 2017. For further discussion please refer to Note 5 "(Loss)/gain on disposals.”

Sevan Drilling
Sevan Drilling is a majority-owned subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2016, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

NADL
In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement amount has been reflected as at December 31, 2016.

North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners’ Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners’ Association, and as such the Company does not consider there to be any remaining contingent liability. Accordingly, no loss contingency has been recognized within the Company’s Consolidated Financial Statements as at December 31, 2015 or December 31, 2016.

Seabras Sapura joint venture
The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on 5 May 2017. Seabras Sapura is currently in the process of obtaining a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2016 as we do not believe the loss to be probable.

Pledged assets

The book value of assets pledged under secured credit facilities as of December 31, 2016 was $13,927 million (2015: $14,596 million). At December 31, 2016 the Company had no marketable securities pledged as security for certain derivative arrangements (2015 restated: $195 million).

Purchase Commitments

At December 31, 2016, the Company had contractual commitments under thirteen newbuilding contracts totaling $4,098 million (2015: $4,049 million). The contract commitments are mainly yard installments and are for the construction of one semi-submersible rigs, eight jack-up rigs and four drillships.

Note that the newbuilding commitments include $480 million related to the Sevan Developer that are presented as a contractual obligation in the Consolidated Balance Sheet in the line item “Other current liabilities.” Sevan Drilling and Cosco Shipyard have agreed to amend the termination rights of the construction contract and defer the delivery date for the Sevan Developer. Delivery was deferred for 12 months with mutually agreed options, exercisable at 6 month intervals, to extend the delivery date for up to a total of 36 months from October 15, 2014. The agreement will terminate at the end of each deferral period, unless the option to extend is mutually agreed by both parties. If termination should occur, Sevan is entitled to a refund of its installments less any agreed costs. Cosco will complete construction and maintain the rig at the shipyard in Qidong. Sevan will continue to market the rig as part of its fleet. Payment of the construction liability and other related costs will be deferred until delivery. On October 30, 2016 Sevan Drilling and Cosco agreed to exercise the third six-month option of the delivery deferral agreement for Sevan Developer, which extends the deferral period to April 15, 2017. The final delivery installment has been amended to $499.7 million, representing 95% of the $526 million contract price. As part of the agreement, Cosco has refunded 15%, or $78.9 million, of the contract value plus associated costs back to Seadrill, which Seadrill will pay back at the time of final yard installment. On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.

The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes the Company exercises the remaining deferral options for the Sevan Developer with Cosco:

(In US$ millions)	2017	2018	2019	2020	2021	2022 and thereafter	Total
Newbuilding commitments	2,180	1,398	520	—	—	—	4,098

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In US$ millions)	December 31, 2016	December 31, 2015
Guarantees in favor of customers [1,2,3]	1,403	1,530
Guarantees in favor of banks [1,2,3,4]	1,677	1,632
Guarantees in favor of suppliers [1,3,4]	2,600	2,744
Total	5,680	5,906

(1)
Guarantees to Seadrill Partners - Within guarantees in favor of customers are guarantees provided on behalf of Seadrill Partners of $185 million (2015: $370 million). Guarantees in favor of banks include guarantees provided on behalf of Seadrill Partners of $621 million (2015: $698 million). Guarantees in favor of suppliers includes guarantees on behalf of Seadrill Partners of $0.4 million (2015: $86 million). See Note 31 "Related party transactions" to the Consolidated Financial Statements included herein.

(2)
Guarantees to SeaMex - Within guarantees in favor of customers are guarantees provided on behalf of SeaMex of $30 million (2015: $30 million). Guarantees in favor of banks includes guarantees on behalf of SeaMex of nil (2015: $81 million). See Note 31 "Related party transactions" to the Consolidated Financial Statements included herein.

(3)
Guarantees to Archer - Within guarantees provided to customers are guarantees provided on behalf of Archer of $8 million (2015: $8 million). Within guarantees in favor of banks are guarantees provided on behalf of Archer of $253 million and EUR 24 million ($25 million) (2015: $268 million and EUR 33 million ($36 million)). Guarantees in favor of suppliers include guarantees on behalf of Archer of GBP 8 million ($10 million) (2015: GBP 9 million ($14 million)). As of December 31, 2016 the Company recognized a $28 million contingent liability to reflect the potential cash settlement of the guarantees. See Note 31 "Related party transactions" to the Consolidated Financial Statements included herein. Please also refer to "Note 38 – Subsequent Events" for the agreement we reached on April 25. 2017 to extinguish certain of the guarantees provided on behalf of Archer.

(4)
Guarantees to Seabras Sapura -Within guarantees in favor of banks are guarantees provided on behalf of Seabras Sapura Participacoes and Seabras Sapura Holdco totaling $787 million (2015: $550 million). There were no guarantees in favor of suppliers in relation to the Company's joint venture Seabras Sapura Holdco (2015: $125 million). See Note 31 "Related party transactions" to the Consolidated Financial Statements included herein for more information.

As of the Consolidated Balance Sheet date, except for where specifically stated above, the Company has not recognized any liabilities for the above guarantees, as the Company does not consider it is probable for the guarantees to be called.

Note 34 – Operating leases

The Company has operating leases relating to premises, the most significant being its offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In the years ended December 31, 2016, 2015 and 2014 rental expenses amounted to $17 million, $23 million and $24 million, respectively. Future minimum rental payments are as follows:

Year	(In US$ millions)
2017	17
2018	10
2019	8
2020	7
2021	6
2022 and thereafter	5
Total	53

Note 35 – Variable Interest Entities

As at December 31, 2016, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 years lease period.

On June 28, 2013, the Company's consolidated subsidiary NADL sold the entity that own the jack-up, the West Linus, to the Ship Finance subsidiary, SFL Linus Ltd. The purchase consideration reflected a market value of the rig as at the delivery date which was $600 million. This rig was simultaneously chartered back to the Company over a period of 15 years. Upon closing of the purchase, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in the Company's Consolidated Balance Sheet as at December 31, 2016 and December 31, 2015.

The following table gives a summary of the sale and leaseback arrangements and repurchase options from VIEs, as at December 31, 2016:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option * (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	Jun 2018	170	Jun 2028

* Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn’t exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company’s Consolidated Financial Statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company’s Consolidated Financial Statements. At December 31, 2016 and at December 31, 2015 the units are reported under drilling units in the Company’s balance sheet. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company’s consolidated balance sheet at the time of each transaction. The investment in capital lease amounts are eliminated on consolidation against the corresponding capital lease liability held within Seadrill entities. The remainder of assets and liabilities of the VIEs are fully reflected within the Consolidated Financial Statements.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the average bareboat charter rates per day for each unit is given below for the respective years.

	(In US$ thousands)
	2016	2017	2018	2019	2020	2021
West Taurus	165	158	158	144	143	136
West Hercules	179	170	166	143	141	135
West Linus	222	222	222	173	140	140

The assets and liabilities in the statutory accounts of the VIEs as at December 31, 2016 and as at December 31, 2015 are as follows:

(In US$ millions)	December 31, 2016			December 31, 2015
	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Ltd.	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	365	360	483	394	394	530
Amount due from related parties	4	4	—	4	5	—
Other assets	2	2	—	2	2	—
Total assets	371	366	483	400	401	530

Short-term interest bearing debt	23	28	51	23	28	51
Long-term interest bearing debt	226	251	305	198	229	302
Other liabilities	3	1	1	3	1	2
Short-term debt due to related parties	—	—	—	—	—	23
Long-term debt due to related parties *	119	86	126	137	125	125
Total liabilities	371	366	483	361	383	503
Equity	—	—	—	39	18	27

Book value of units in the Company's consolidated accounts	409	537	537	434	571	559

*
The Company presents balances due to/from Ship Finance on a net basis, due to the fact that there is a right to offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at December 31, 2015, the balances offset were $8 million related to SFL Deepwater Ltd and $20 million related to SFL Hercules Ltd. As at December 31, 2016, the Company has presented receivable balances (current assets) of $26 million related to SFL Deepwater Ltd and $59 million related to SFL Hercules Ltd against "Long term debt due to related parties" within "Non-current liabilities" in the Consolidated Balance Sheet.

In the period ended December 31, 2016 the VIEs declared and paid dividends totaling $113 million (December 31, 2015: nil).

Note 36 – Assets held for sale

On December 2, 2015, the Company signed an amendment with Jurong Shipyard (“Jurong”) for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the “Unit”). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2017.

Following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

As a result, in the year to December 31, 2015 the Company concluded that the West Rigel drilling unit should be classified as “Held for Sale”. In the year ending December 31, 2015 an impairment loss was recognized in the period of $82 million, which was the difference between the net book value of the unit of $210 million, compared to the expected recoverable value of the Company’s investment in the Joint Asset Holding Company of $128 million. The impairment loss was recognized in “Loss on disposal” in the Consolidated Statement of Operations for the year ended December 31, 2015.

(In US$ millions)	As at December 31, 2016	As at December 31, 2015
Opening balance at the beginning of the period	128	—
West Rigel newbuild investment, classified as held for sale	—	210
Loss on disposal	—	(82)
Non-current assets held for sale	128	128

Note 37 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	December 31, 2016	December 31, 2015	December 31, 2014
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	—	150	—
Disposal of West Auriga - consideration received as a loan note (2)	—	—	100
Disposal of West Vela - deferred consideration receivable (2)	—	—	74
Increase of investment in Seadrill Mobile Units (Nigeria) Ltd (7)	(6)	—	—
Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	—	(150)	—
Repayment relating to share forward contracts and other derivatives (3)	—	(136)	—
Repayment relating to SapuraKencana financing agreements (4)	(160)	(93)	—
Conversion of convertible bond into shares, decrease in long term debt (5)	(105)	—	584
Conversion of convertible bond into shares, net increase in equity (5)	58	—	615
Purchase of SFL Polaris, net increase in related party payables and net decrease in equity (6)	—	—	13
Increase in non-controlling interest in Seadrill Nigeria Operations Ltd (7)	6
Proceeds from long-term loans (8)	150	—	—
Long term loans netted-down with related party balances (8)	(150)	—	—
Dividend to non-controlling interests in VIEs (9)	(113)	—	—

1.
During the year ended December 31, 2015, existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 5 "(Loss)/gain on disposals" to the Consolidated Financial Statements included herein, for more details.

2.
Disposals of the West Auriga, West Vela in the year ended December 31, 2014- refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" to the Consolidated Financial Statements included herein, for more details.

3.	During the year ended December 31, 2015, the Company settled Sevan share repurchase agreements using cash balances already classified as restricted.

4.	During the years ended December 31, 2016 and December 31, 2015, the Company settled SapuraKencana financing agreements using cash balances already classified as restricted.

5.
In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held. As a result of the transaction, the number of common shares outstanding in the Company increased by 23,800,000 shares, with an increase to equity of $893 million. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders’ equity.

In May 2016, Company entered into a privately negotiated exchange agreement with certain holders of its outstanding 5 5/8%(subsequently increased to 6.125%) Senior Notes due in 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55 million principal amount of the 2017 Notes. Settlement occurred on May 20, 2016, upon which the Company had a total of 500,944,280 shares of its common stock issued and outstanding.

In June 2016, Company entered into another privately negotiated exchange agreement with certain holders of its outstanding 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50 million principal amount of the 2017 Notes. The Company had a total of 508,444,280 shares of its common stock issued and outstanding, post settlement on June 13, 2016.

6.	Purchase of SFL Polaris from Ship Finance in the year ended December 31, 2014 - refer to Note 35 "Variable interest entities" for further information.

7.
On December 5, 2016, the Company’s wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a notional value of $6.6 million. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a notional value of $6.6 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $6.6 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $6.6 million.

8.
During the year ended December 31, 2016, certain consolidated VIEs of the company withdrew bank loans and made loans to the related party Ship Finance International. These balances are presented net in the consolidated statement of cash flows. Refer to Note 23 "Long-term debt" for further information.

9.
During the year ended December 31, 2016, the Ship Finance VIEs that the Company consolidates declared dividends payable totaling $113 million to Ship Finance. Refer to Note 35 "Variable interest entities" for further information.

Note 38 – Subsequent Events

NADL revolving credit facility
On January 31, 2017, the Company provided a $25 million revolving credit facility to North Atlantic Drilling, maturing March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017.

West Mira
On March 13, 2017, the Company reached settlement with Hyundai Samho Heavy Industries Co Ltd. with regard to the West Mira, and the Company received a cash payment of $170 million, representing the yard installment receivable excluding any additional accrued interest. This payment was received on March 14, 2017. For further information please see Note 5 – (Loss)/gain on disposals.

Amendments to our secured credit facilities
On April 4, 2017, the Company executed extensions to its covenant amendments and waivers contained within its secured credit facilities, which among other things, amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements, expiring on June 30, 2017 to September 30, 2017. In addition the maturity dates of the $450 million senior secured credit facility, related to the West Eminence, the $400 million senior secured credit facility, and the $2,000 million senior secured credit facility for our consolidated subsidiary, NADL, have been amended to August 15, 2017, August 31, 2017 and September 14, 2017 respectively. Please see “Note 23. Long-term debt—Covenants contained within our debt facilities” for more information.

Contract award and extension for the West Elara and West Linus
On April 11, 2017, NADL, announced the contract award and extension for the jack-ups West Elara and West Linus respectively, with ConocoPhillips Skandinavia AS ("ConocoPhillips") for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. As part of the agreement, the Company has agreed to a dayrate adjustment on the existing West Linus contract effective from April 2017, resulting in an approximate $58 million reduction in current backlog. The new West Elara contract is expected to commence in October 2017 and includes a period of fixed dayrates until March 2020 and contributes approximately $160 million of contract backlog. A market indexed rate is applicable thereafter until October 2027, which the Company believes will contribute an estimated $530 million of contract backlog. The contract on West Linus has been extended from May 2019 until the end of 2028 at a market indexed dayrate, which the Company believes will contribute an estimated $706 million of contract backlog. The backlog estimate indicated for the market indexed rate period for each rig is based on the third party dayrate assumptions and includes an agreed percentage discount. The estimates are subject to change based on market conditions. The awards are subject to ConocoPhillips receiving partner approvals for the contracts.

Sevan Developer
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.

Archer refinancing and guarantees
On April 25, 2017, as part of the Company's restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. As part of Archer’s restructuring plans we have also agreed to convert $146 million outstanding in subordinated loans, fees, and interest provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

Note 39 – Restatement of Previously Issued Financial Statements

As announced on February 22, 2017, the Company concluded that its previously issued financial statements for the year ended December 31, 2015, and the related report of the Company’s independent registered public accounting firm thereon, should no longer be relied upon as a result of the misstatement described below. In addition, each quarter in the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of the misstatement. The Company has restated the financial statements for the year ended December 31, 2015, and has also presented the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016 (the “Restated Periods”). The misstatement relates to the fair value accounting principles applied under U.S. GAAP to the Company’s interest rate and cross currency swap portfolio. In addition to these errors, the restated financial statements also include adjustments to correct certain other immaterial errors.

A description of the adjustments made to the Restated Periods presented is given below:

Derivatives valuation
The restatement has arisen following a review of the Company’s fair value accounting principles under U.S. GAAP applied to the Company’s interest rate and cross currency swap portfolio, whereby it was determined that the Company had not appropriately included counterparty credit risk in its fair value measurements applied to these hedging instruments.

ASC 820 requires counterparty credit risk to be included in the determination of the fair value of the Company’s interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk recognized in the Consolidated Statements of Operations in the line item “(Loss)/gain on derivative financial instruments”.

The Company has restated the financial results for the Restated Periods discussed above in order to correctly reflect the counterparty credit risk in the Company's derivative valuations. The Company has also restated the share of income from associated companies impacted by the investees counterparty credit risk adjustment.

The Company concluded that the misstatement that caused the restatement indicated the existence of a material weakness in the Company's internal controls over financial reporting relating to its accounting for these interest rate and cross currency swaps for the years ended December 31, 2016 and 2015.

Other Adjustments
In addition to the errors described above, the restated financial results also include adjustments to correct certain other immaterial errors in the Restated Periods presented.

•
Impairment of marketable securities: The Company determined that the sale of its investment in SapuraKencana on April 27, 2016 for net proceeds of $195 million was an adjusting subsequent event for the balance sheet as at December 31, 2015. Accordingly an impairment was recorded in the year ended December 31, 2015 to mark down the book value to $195 million. The resulting net impairment was a loss of $11 million, which was recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations for the year ended December 31, 2015.

•
Share of income from associated companies: The Company determined that the share of income from its direct investments in Seadrill Partners for the year ended December 31, 2015 were overstated by $10 million. The impact of the restatement has been to decrease the Share of income from associated companies in the Consolidated Statement of Operations by $10 million, and to decrease the book value of Investments in associated companies in the Consolidated Balance Sheet by $10 million as at December 31, 2015.

The following tables present the effects of the restatement on the Company's previously reported Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows as at the date and for the periods shown (in US$ millions). There are no adjustments that impact the Consolidated Statement of Changes in Equity other than the adjustments presented in the Consolidated Statement of Operations and Consolidated Statement of Comprehensive Income.

Consolidated Statement of Operations for the year ended December 31, 2015

(In US$ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	3,957	—	—	3,957
Reimbursable revenues	113	—	—	113
Other revenues	265	—	—	265
Total operating revenues	4,335	—	—	4,335

Loss on disposals	(63)	—	—	(63)
Contingent consideration realized	47	—	—	47

Operating expenses
Vessel and rig operating expenses	1,611	—	—	1,611
Reimbursable expenses	99	—	—	99
Depreciation and amortization	779	—	—	779
Loss on impairment of goodwill	563	—	—	563
General and administrative expenses	248	—	—	248
Total operating expenses	3,300	—	—	3,300

Operating income	1,019	—	—	1,019

Financial items and other income and expense
Interest income	67	—	—	67
Interest expense	(415)	—	—	(415)
Share in results from associated companies (net of tax)	190	12	(10)	192
(Loss)/gain on derivative financial instruments	(274)	124	—	(150)
Gain on debt extinguishment	8	—	—	8
Foreign exchange gain	63	—	—	63
Other financial items and other income, net	52	—	—	52
Loss on impairment of investments	(1,274)	—	(11)	(1,285)
Gain on sale of tender rig business	22	—	—	22
Total financial items and other income and (expense), net	(1,561)	136	(21)	(1,446)

(Loss)/income before income taxes	(542)	136	(21)	(427)

Income tax expense	(208)	—	—	(208)
Net (loss)/income	(750)	136	(21)	(635)

Net (loss)/income attributable to the parent	(738)	125	(21)	(634)
Net (loss)/income attributable to the non-controlling interest	(12)	11	—	(1)

Basic (loss)/income per share (U.S. dollar)	(1.49)	0.24	(0.04)	(1.29)
Diluted (loss)/income per share (U.S. dollar)	(1.49)	0.24	(0.04)	(1.29)

Consolidated Statement of Comprehensive Income for the year ended December 31, 2015

(In US$ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Net (loss)/income	(750)	136	(21)	(635)
Other comprehensive income/(loss), net of tax:
Change in unrealized (loss)/gain on marketable securities, net	(427)	—	(33)	(460)
Other than temporary impairment of marketable securities, reclassification to statement of operations	741	—	11	752
Change in unrealized foreign exchange differences	(15)	—	—	(15)
Change in actuarial gain relating to pension	27	—	—	27
Share of other comprehensive income from associated companies	10	—	—	10
Other comprehensive income/(loss)	336	—	(22)	314

Total comprehensive (loss)/income for the period	(414)	136	(43)	(321)

Comprehensive (loss)/income attributable to the non-controlling interest	(4)	11	—	7
Comprehensive (loss)/income attributable to the parent	(410)	125	(43)	(328)

Consolidated Balance Sheet as at December 31, 2015

(In US$ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,044	—	—	1,044
Restricted cash	50	—	—	50
Marketable securities	96	—	—	96
Accounts receivables, net	718	—	—	718
Amount due from related parties	639	—	—	639
Other current assets	395	—	—	395
Total current assets	2,942	—	—	2,942
Non-current assets
Investment in associated companies	2,590	12	(10)	2,592
Marketable securities	228	—	(33)	195
Newbuildings	1,479	—	—	1,479
Drilling units	14,930	—	—	14,930
Restricted cash	198	—	—	198
Deferred tax assets	81	—	—	81
Equipment	46	—	—	46
Amount due from related parties non-current	517	—	—	517
Assets held for sale - non-current	128	—	—	128
Other non-current assets	331	—	—	331
Total non-current assets	20,528	12	(43)	20,497
Total assets	23,470	12	(43)	23,439
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,489	—	—	1,489
Trade accounts payable	141	—	—	141
Short-term debt to related parties	152	—	—	152
Other current liabilities	1,684	(124)	—	1,560
Total current liabilities	3,466	(124)	—	3,342
Non-current liabilities
Long-term debt	9,054	—	—	9,054
Long-term debt due to related parties	438	—	—	438
Deferred tax liabilities	136	—	—	136
Other non-current liabilities	401	—	—	401
Total non-current liabilities	10,029	—	—	10,029
Equity
Common shares	985	—	—	985
Additional paid in capital	3,275	—	—	3,275
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive (loss)/income	(120)	—	(22)	(142)
Retained earnings	3,275	125	(21)	3,379
Total shareholders' equity	9,371	125	(43)	9,453
Non-controlling interest	604	11	—	615
Total equity	9,975	136	(43)	10,068
Total liabilities and equity	23,470	12	(43)	23,439

Consolidated Statement of Cash Flows for the year ended December 31, 2015

(In US$ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Cash Flows from Operating Activities
Net (loss)/income	(750)	136	(21)	(635)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	779	—	—	779
Amortization of deferred loan charges	39	—	—	39
Amortization of unfavorable contracts	(116)	—	—	(116)
Gain on sale of tender rig business	(22)	—	—	(22)
Share of results from associated companies	(190)	(12)	10	(192)
Share-based compensation expense	7	—	—	7
Loss on disposals and deconsolidations	63	—	—	63
Contingent consideration recognized	(47)	—	—	(47)
Unrealized loss/(gain) related to derivative financial instruments	42	(124)	—	(82)
Loss on impairment of investments	1,274	—	11	1,285
Dividends received from associated companies	253	—	—	253
Loss on impairment of fixed assets and goodwill	563	—	—	563
Deferred income tax	29	—	—	29
Unrealized foreign exchange (gain)/loss on long-term debt	(95)	—	—	(95)
Payments for long-term maintenance	(106)	—	—	(106)
Gain on debt extinguishment	(8)	—	—	(8)
Other, net	(9)	—	—	(9)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	267	—	—	267
Trade accounts payable	58	—	—	58
Prepaid expenses/accrued revenue	(12)	—	—	(12)
Deferred revenue	(95)	—	—	(95)
Related party receivables	65	—	—	65
Related party payables	(64)	—	—	(64)
Other assets	(22)	—	—	(22)
Other liabilities	(115)	—	—	(115)
Net cash provided by operating activities	1,788	—	—	1,788

Net cash used in investing activities	(190)	—	—	(190)

Net cash used in financing activities	(1,370)	—	—	(1,370)

Effect of exchange rate changes on cash	(15)	—	—	(15)

Net increase in cash and cash equivalents	213	—	—	213
Cash and cash equivalents at beginning of the period	831	—	—	831
Cash and cash equivalents at the end of period	1,044	—	—	1,044

Unaudited Consolidated Statement of Operations for the three months ended March 31, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	808	—	—	808
Reimbursable revenues	18	—	—	18
Other revenues	65	—	—	65
Total operating revenues	891	—	—	891

Contingent consideration realized	5	—	—	5

Operating expenses
Vessel and rig operating expenses	290	—	—	290
Reimbursable expenses	18	—	—	18
Depreciation and amortization	200	—	—	200
General and administrative expenses	60	—	—	60
Total operating expenses	568	—	—	568

Operating income	328	—	—	328

Financial items and other income/(expense), net
Interest income	20	—	—	20
Interest expense	(102)	—	—	(102)
Share in results from associated companies (net of tax)	39	8	—	47
Loss on impairment of investments	(24)	—	11	(13)
(Loss)/gain on derivative financial instruments	(87)	42	—	(45)
Foreign exchange (loss)/gain	(15)	—	—	(15)
Other financial items and other income/(expense), net	13	—	—	13
Total financial items and other income/(expense), net	(156)	50	11	(95)

Income/(loss) before income taxes	172	50	11	233

Income tax expense	(84)	—	—	(84)
Net income/(loss)	88	50	11	149

Net income/(loss) attributable to the non-controlling interest	14	2	—	16
Net (loss)/income attributable to the parent	74	48	11	133

Basic earnings/(loss) per share (U.S. dollar)	0.15	0.10	0.02	0.27
Diluted earnings/(loss) per share (U.S. dollar)	0.15	0.10	0.02	0.27

Unaudited Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Net income	88	50	11	149
Other comprehensive income/(loss), net of tax:
Change in unrealized (loss)/gain on marketable securities, net	(38)	—	33	(5)
Other than temporary impairment of marketable securities, reclassification to statement of operations	11	—	(11)	—
Change in unrealized foreign exchange differences	—	—	—	—
Change in actuarial gain/(loss) relating to pension	6	—	—	6
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	(2)	—	—	(2)
Deconsolidation of subsidiaries	—	—	—	—
Share of other comprehensive loss from associated companies	(7)	—	—	(7)
Other comprehensive (loss)/income	(30)	—	22	(8)

Total comprehensive income/(loss) for the period	58	50	33	141

Comprehensive income/(loss) attributable to the non-controlling interest	14	2	—	16
Comprehensive income/(loss) attributable to the parent	44	48	33	125

Unaudited Consolidated Balance Sheet as at March 31, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,092	—	—	1,092
Restricted cash	104	—	—	104
Marketable securities	286	—	—	286
Accounts receivables, net	710	—	—	710
Amount due from related party - current	585	—	—	585
Other current assets	364	—	—	364
Total current assets	3,141	—	—	3,141
Non-current assets
Investment in associated companies	2,583	20	(10)	2,593
Newbuildings	1,496	—	—	1,496
Drilling units	14,767	—	—	14,767
Restricted cash	35	—	—	35
Deferred tax assets	86	—	—	86
Equipment	44	—	—	44
Amount due from related party - non-current	463	—	—	463
Assets held for sale - non-current	128	—	—	128
Other non-current assets	322	—	—	322
Total non-current assets	19,924	20	(10)	19,934
Total assets	23,065	20	(10)	23,075
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,278	—	—	1,278
Trade accounts payable	152	—	—	152
Short-term amounts to related party	177	—	—	177
Other current liabilities	1,627	(166)	—	1,461
Total current liabilities	3,234	(166)	—	3,068
Non-current liabilities
Long-term debt	9,205	—	—	9,205
Long-term debt due to related parties	254	—	—	254
Deferred tax liabilities	153	—	—	153
Other non-current liabilities	183	—	—	183
Total non-current liabilities	9,795	—	—	9,795
Equity
Common shares	985	—	—	985
Additional paid in capital	3,273	—	—	3,273
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive income	(150)	—	—	(150)
Retained earnings	3,354	173	(10)	3,517
Total Shareholder's equity	9,418	173	(10)	9,581
Non-controlling interest	618	13	—	631
Total equity	10,036	186	(10)	10,212
Total liabilities and equity	23,065	20	(10)	23,075

Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Cash Flows from Operating Activities
Net income	88	50	11	149
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	200	—	—	200
Amortization of deferred loan charges	9	—	—	9
Amortization of unfavorable contracts	(30)	—	—	(30)
Share of results from associated companies	(39)	(8)	—	(47)
Share-based compensation expense	3	—	—	3
Contingent consideration realized	(5)	—	—	(5)
Unrealized loss/(gain) related to derivative financial instruments	41	(42)	—	(1)
Loss on impairment of investments	24	—	(11)	13
Dividends received from associated companies	26	—	—	26
Deferred income tax	13	—	—	13
Unrealized foreign exchange loss/(gain) on long-term debt	26	—	—	26
Payments for long-term maintenance	(15)	—	—	(15)
Other, net	(1)	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	—
Trade accounts receivable	8	—	—	8
Trade accounts payable	(8)	—	—	(8)
Net related party balances	17	—	—	17
Prepaid expenses/accrued revenue	(4)	—	—	(4)
Deferred revenue	(58)	—	—	(58)
Other assets	33	—	—	33
Other liabilities	(34)	—	—	(34)
Net cash provided by operating activities	294	—	—	294

Net cash used in investing activities	(2)	—	—	(2)

Net cash used in financing activities	(253)	—	—	(253)

Effect of exchange rate changes on cash and cash equivalents	9	—	—	9

Net increase in cash and cash equivalents	48	—	—	48
Cash and cash equivalents at beginning of the period	1,044	—	—	1,044
Cash and cash equivalents at the end of period	1,092	—	—	1,092

Unaudited Consolidated Statement of Operations for the three months ended June 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	As Restated
Operating revenues
Contract revenues	809	—	809
Reimbursable revenues	16	—	16
Other revenues	43	—	43
Total operating revenues	868	—	868

Contingent consideration realized	5	—	5

Operating expenses
Vessel and rig operating expenses	248	—	248
Reimbursable expenses	14	—	14
Depreciation and amortization	193	—	193
General and administrative expenses	54	—	54
Total operating expenses	509	—	509

Operating income	364	—	364

Financial items and other income/(expense), net
Interest income	16	—	16
Interest expense	(105)	—	(105)
Share in results from associated companies (net of tax)	58	3	61
(Loss)/gain on derivative financial instruments	(60)	(12)	(72)
Net gain/(loss) on debt extinguishment	47	—	47
Foreign exchange gain	10	—	10
Other financial items and other income/(expense), net	2	—	2
Total financial items and other income/(expense), net	(32)	(9)	(41)

Income/(loss) before income taxes	332	(9)	323

Income tax expense	(56)	—	(56)
Net income/(loss)	276	(9)	267

Net income/(loss) attributable to the non-controlling interest	16	(1)	15
Net income/(loss) attributable to the parent	260	(8)	252

Basic earnings/(loss) per share (U.S. dollar)	0.52	(0.02)	0.50
Diluted earnings/(loss) per share (U.S. dollar)	0.52	(0.02)	0.50

Unaudited Consolidated Statement of Comprehensive Income for the three months ended June 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	As Restated
Net income	276	(9)	267
Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	50	—	50
Other than temporary impairment of marketable securities, reclassification to statement of operations	—	—	—
Change in unrealized foreign exchange differences	—	—	—
Change in actuarial gain/(loss) relating to pension	—	—	—
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	—	—	—
Deconsolidation of subsidiaries	—	—	—
Share of other comprehensive loss from associated companies	(3)	—	(3)
Other comprehensive income/(loss)	47	—	47

Total comprehensive income/(loss) for the period	323	(9)	314

Comprehensive income/(loss) attributable to the non-controlling interest	16	(1)	15
Comprehensive income/(loss) attributable to the parent	307	(8)	299

Unaudited Consolidated Statement of Operations for the six months ended June 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	1,617	—	—	1,617
Reimbursable revenues	34	—	—	34
Other revenues	108	—	—	108
Total operating revenues	1,759	—	—	1,759

(Loss)/gain on disposals	—	—	—	—
Contingent consideration realized	10	—	—	10

Operating expenses
Vessel and rig operating expenses	538	—	—	538
Reimbursable expenses	32	—	—	32
Depreciation and amortization	393	—	—	393
Loss on Goodwill impairment	—	—	—	—
General and administrative expenses	114	—	—	114
Total operating expenses	1,077	—	—	1,077

Operating income	692	—	—	692

Financial items and other income/(expense), net
Interest income	36	—	—	36
Interest expense	(207)	—	—	(207)
Share in results from associated companies (net of tax)	97	11	—	108
Loss on impairment of investments	(24)	—	11	(13)
(Loss)/gain on derivative financial instruments	(147)	30	—	(117)
Gain on re-measurement of previously held equity interest	—	—	—	—
Gain on bargain purchase	—	—	—	—
Net gain/(loss) on debt extinguishment	47	—	—	47
Foreign exchange (loss)/gain	(5)	—	—	(5)
Gain on loss of control in subsidiary	—	—	—	—
Gain on realization of marketable securities	—	—	—	—
Gain on deconsolidation of Seadrill Partners	—	—	—	—
Gain on sale of tender rig business	—	—	—	—
Other financial items and other income/(expense), net	15	—	—	15
Total financial items and other income/(expense), net	(188)	41	11	(136)

Income/(loss) before income taxes	504	41	11	556

Income tax expense	(140)	—	—	(140)
Net income/(loss)	364	41	11	416

Net income/(loss) attributable to the non-controlling interest	30	1	—	31
Net income/(loss) attributable to the parent	334	40	11	385

Basic earnings/(loss) per share (U.S. dollar)	0.67	0.08	0.02	0.77
Diluted earnings/(loss) per share (U.S. dollar)	0.67	0.08	0.02	0.77

Unaudited Consolidated Statement of Comprehensive Income for the six months ended June 30, 2016

	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Net income	364	41	11	416
Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	12	—	33	45
Other than temporary impairment of marketable securities, reclassification to statement of operations	11	—	(11)	—
Change in actuarial gain/(loss) relating to pension	6	—	—	6
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	(2)	—	—	(2)
Share of other comprehensive loss from associated companies	(10)	—	—	(10)
Other comprehensive income/(loss)	17	—	22	39

Total comprehensive income/(loss) for the period	381	41	33	455

Comprehensive income/(loss) attributable to the non-controlling interest	30	1	—	31
Comprehensive income/(loss) attributable to the parent	351	40	33	424

Unaudited Consolidated Balance Sheet as at June 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,287	—	—	1,287
Restricted cash	96	—	—	96
Marketable securities	141	—	—	141
Accounts receivables, net	727	—	—	727
Amount due from related party - current	470	—	—	470
Other current assets	335	—	—	335
Total current assets	3,056	—	—	3,056
Non-current assets
Investment in associated companies	2,656	23	(10)	2,669
Newbuildings	1,507	—	—	1,507
Drilling units	14,637	—	—	14,637
Restricted cash	35	—	—	35
Deferred tax assets	84	—	—	84
Equipment	44	—	—	44
Amount due from related party - non-current	550	—	—	550
Assets held for sale - non-current	128	—	—	128
Other non-current assets	319	—	—	319
Total non-current assets	19,960	23	(10)	19,973
Total assets	23,016	23	(10)	23,029
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,347	—	—	2,347
Trade accounts payable	158	—	—	158
Short-term amounts to related party	144	—	—	144
Other current liabilities	1,666	(154)	—	1,512
Total current liabilities	4,315	(154)	—	4,161
Non-current liabilities
Long-term debt	7,717	—	—	7,717
Long-term debt due to related parties	337	—	—	337
Deferred tax liabilities	161	—	—	161
Other non-current liabilities	165	—	—	165
Total non-current liabilities	8,380	—	—	8,380
Equity
Common shares	1,016	—	—	1,016
Additional paid in capital	3,300	—	—	3,300
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive loss	(103)	—	—	(103)
Retained earnings	3,615	165	(10)	3,770
Total Shareholder's equity	9,784	165	(10)	9,939
Non-controlling interest	537	12	—	549
Total equity	10,321	177	(10)	10,488
Total liabilities and equity	23,016	23	(10)	23,029

Unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Cash Flows from Operating Activities
Net income	364	41	11	416
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	393	—	—	393
Amortization of deferred loan charges	21	—	—	21
Amortization of unfavorable contracts	(42)	—	—	(42)
Share of results from associated companies	(97)	(11)	—	(108)
Share-based compensation expense	3	—	—	3
Contingent consideration realized	(10)	—	—	(10)
Unrealized loss/(gain) related to derivative financial instruments	74	(30)	—	44
Loss on impairment of investments	24	—	(11)	13
Dividends received from associated companies	42	—	—	42
Deferred income tax	22	—	—	22
Unrealized foreign exchange loss/(gain) on long-term debt	17	—	—	17
Payments for long-term maintenance	(48)	—	—	(48)
Net gain on debt extinguishment	(47)	—	—	(47)
Other, net	(1)	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	—
Trade accounts receivable	(9)	—	—	(9)
Trade accounts payable	(2)	—	—	(2)
Net related party balances	(29)	—	—	(29)
Prepaid expenses/accrued revenue	6	—	—	6
Deferred revenue	(85)	—	—	(85)
Other assets	37	—	—	37
Other liabilities	(36)	—	—	(36)
Net cash provided by operating activities	597	—	—	597

Net cash provided by investing activities	257	—	—	257

Net cash used in financing activities	(619)	—	—	(619)

Effect of exchange rate changes on cash and cash equivalents	8	—	—	8

Net increase in cash and cash equivalents	243	—	—	243
Cash and cash equivalents at beginning of the period	1,044	—	—	1,044
Cash and cash equivalents at the end of period	1,287	—	—	1,287

Unaudited Consolidated Statement of Operations for the three months ended September 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	As Restated
Operating revenues
Contract revenues	657	—	657
Reimbursable revenues	15	—	15
Other revenues	71	—	71
Total operating revenues	743	—	743

Contingent consideration realized	5	—	5

Operating expenses
Vessel and rig operating expenses	243	—	243
Reimbursable expenses	13	—	13
Depreciation and amortization	194	—	194
General and administrative expenses	51	—	51
Total operating expenses	501	—	501

Operating income	247	—	247

Financial items and other income/(expense), net
Interest income	17	—	17
Interest expense	(98)	—	(98)
Share in results from associated companies (net of tax)	67	(4)	63
Loss on impairment of investments	(882)	—	(882)
Gain/(loss) on derivative financial instruments	53	6	59
Foreign exchange (loss)/gain	(11)	—	(11)
Total financial items and other income/(expense), net	(854)	2	(852)

(Loss)/income before income taxes	(607)	2	(605)

Income tax expense	(49)	—	(49)
Net (loss)/income	(656)	2	(654)

Net income/(loss) attributable to the non-controlling interest	1	1	2
Net (loss)/income attributable to the parent	(657)	1	(656)

Basic (loss)/earnings per share (U.S. dollar)	(1.29)	—	(1.29)
Diluted (loss)/earnings per share (U.S. dollar)	(1.29)	—	(1.29)

Unaudited Consolidated Statement of Comprehensive Income for the three months ended September 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	As Restated
Net loss	(656)	2	(654)
Other comprehensive income/(loss), net of tax:
Change in unrealized (loss)/gain on marketable securities, net	(47)	—	(47)
Other than temporary impairment of marketable securities, reclassification to statement of operations	153	—	153
Change in unrealized foreign exchange differences	—	—	—
Change in actuarial gain/(loss) relating to pension	4	—	4
Change in unrealized loss on interest rate swaps in VIEs and subsidiaries	2	—	2
Deconsolidation of subsidiaries		—	—
Share of other comprehensive loss from associated companies	7	—	7
Other comprehensive income/(loss)	119	—	119

Total comprehensive (loss)/income for the period	(537)	2	(535)

Comprehensive income/(loss) attributable to the non-controlling interest	4	1	5
Comprehensive (loss)/income attributable to the parent	(541)	1	(540)

Unaudited Consolidated Statement of Operations for the nine months ended September 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	2,274	—	—	2,274
Reimbursable revenues	49	—	—	49
Other revenues	179	—	—	179
Total operating revenues	2,502	—	—	2,502

Contingent consideration realized	15	—	—	15

Operating expenses
Vessel and rig operating expenses	781	—	—	781
Reimbursable expenses	45	—	—	45
Depreciation and amortization	587	—	—	587
General and administrative expenses	165	—	—	165
Total operating expenses	1,578	—	—	1,578

Operating income	939	—	—	939

Financial items and other income and expense
Interest income	53	—	—	53
Interest expense	(305)	—	—	(305)
Share in results from associated companies (net of tax)	164	7	—	171
(Loss)/gain on derivative financial instruments	(94)	36	—	(58)
Gain on debt extinguishment	47	—	—	47
Foreign exchange loss	(16)	—	—	(16)
Other financial items and other income, net	15	—	—	15
Loss on impairment of investments	(906)	—	11	(895)
Total financial items and other income and expense, net	(1,042)	43	11	(988)

(Loss)/income before income taxes	(103)	43	11	(49)

Income tax expense	(189)	—	—	(189)
Net (loss)/income	(292)	43	11	(238)

Net (loss)/income attributable to the parent	(323)	42	11	(270)
Net income attributable to the non-controlling interest	31	1	—	32

Basic (loss)/income per share (US dollar)	(0.64)	0.08	0.02	(0.54)
Diluted (loss)/income per share (US dollar)	(0.64)	0.08	0.02	(0.54)

Unaudited Consolidated Statement of Comprehensive Income for the nine months ended September 30, 2016

(In US$ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Net (loss)/income	(292)	43	11	(238)
Other comprehensive income/ (loss), net of tax:
Change in unrealized (loss)/ gain on marketable securities, net	(35)	—	33	(2)
Other than temporary impairment of marketable securities, reclassification to statement of operations	164	—	(11)	153
Change in actuarial gain relating to pension	10	—	—	10
Share of other comprehensive income from associated companies	(3)	—	—	(3)
Other comprehensive income/(loss)	136	—	22	158

Total comprehensive (loss)/income for the period	(156)	43	33	(80)

Comprehensive income attributable to the non-controlling interest	34	1	—	35
Comprehensive (loss)/income attributable to the parent	(190)	42	33	(115)

Unaudited Consolidated Balance Sheet as at September 30, 2016

	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,250	—	—	1,250
Restricted cash	117	—	—	117
Marketable securities	93	—	—	93
Accounts receivables, net	630	—	—	630
Amount due from related party - current	493	—	—	493
Other current assets	324	—	—	324
Total current assets	2,907	—	—	2,907
Non-current assets
Investment in associated companies	2,014	19	(10)	2,023
Newbuildings	1,518	—	—	1,518
Drilling units	14,488	—	—	14,488
Restricted cash	32	—	—	32
Deferred tax assets	73	—	—	73
Equipment	43	—	—	43
Amount due from related party - non-current	520	—	—	520
Assets held for sale - non-current	128	—	—	128
Other non-current assets	320	—	—	320
Total non-current assets	19,136	19	(10)	19,145
Total assets	22,043	19	(10)	22,052
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,136	—	—	3,136
Trade accounts payable	122	—	—	122
Short-term amounts to related party	110	—	—	110
Other current liabilities	1,525	(160)	—	1,365
Total current liabilities	4,893	(160)	—	4,733
Non-current liabilities
Long-term debt	6,728	—	—	6,728
Long-term debt due to related parties	334	—	—	334
Deferred tax liabilities	188	—	—	188
Other non-current liabilities	131	—	—	131
Total non-current liabilities	7,381	—	—	7,381
Equity
Common shares	1,008	—	—	1,008
Additional paid in capital	3,298	—	—	3,298
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive loss	13	—	—	13
Retained earnings	2,961	167	(10)	3,118
Total Shareholder's equity	9,236	167	(10)	9,393
Non-controlling interest	533	12	—	545
Total equity	9,769	179	(10)	9,938
Total liabilities and equity	22,043	19	(10)	22,052

Unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2016

	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Cash Flows from Operating Activities
Net loss	(292)	43	11	(238)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	587	—	—	587
Amortization of deferred loan charges	36	—	—	36
Amortization of unfavorable contracts	(52)	—	—	(52)
Share of results from associated companies	(164)	(7)	—	(171)
Share-based compensation expense	6	—	—	6
Contingent consideration realized	(15)	—	—	(15)
Unrealized (gain)/loss related to derivative financial instruments	(17)	(36)	—	(53)
Loss on impairment of investments	906	—	(11)	895
Dividends received from associated companies	48	—	—	48
Deferred income tax	60	—	—	60
Unrealized foreign exchange loss/(gain) on long-term debt	35	—	—	35
Payments for long-term maintenance	(75)	—	—	(75)
Net gain on debt extinguishment	(47)	—	—	(47)
Other, net	(5)	—	—	(5)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	—
Trade accounts receivable	88	—	—	88
Trade accounts payable	(38)	—	—	(38)
Net related party balances	(83)	—	—	(83)
Prepaid expenses/accrued revenue	12	—	—	12
Deferred revenue	(101)	—	—	(101)
Other assets	33	—	—	33
Other liabilities	(83)	—	—	(83)
Net cash provided by operating activities	839	—	—	839

Net cash provided by investing activities	253	—	—	253

Net cash used in financing activities	(893)	—	—	(893)

Effect of exchange rate changes on cash and cash equivalents	7	—	—	7

Net increase in cash and cash equivalents	206	—	—	206
Cash and cash equivalents at beginning of the period	1,044	—	—	1,044
Cash and cash equivalents at the end of period	1,250	—	—	1,250

Seadrill Partners LLC

Management’s Annual Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and Rules 15d-15 promulgated under the Exchange Act.
Internal controls over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•
Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Management conducted the evaluation of the effectiveness of internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), published in its report entitled Internal Control- Integrated Framework (2013) and identified the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.
The Company did not maintain effective controls over the accounting for interest rate swaps. Specifically, the design and execution of controls over the application of accounting principles under GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate swaps, and the completeness of accounting policy guidance in relation to the inclusion of counterparty credit risk in fair value measurements. The errors resulting from this control deficiency resulted in a cumulative correction which was not material to the year ended December 31, 2016 or to any of the Company's previously issued Consolidated Financial Statements. The errors did not result in a material misstatement in the Company's prior financial statements and therefore did not require the Company's previously filed reports to be amended.
Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of Seadrill Partners LLC
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members' capital and of cash flows present fairly, in all material respects, the financial position of Seadrill Partners LLC and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the accounting for interest rate swaps existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Annual Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has cross default clauses in existing financing agreements which cause near term liquidity constraints in the event Seadrill Limited is unable to implement a restructuring plan by July 31, 2017. The existence of the cross default clauses and uncertainty of the restructuring raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 27, 2017

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions, except per unit data)

		2016	2015	2014
Operating revenues
Contract revenues		$1,356.4	$1,603.6	$1,302.7
Reimbursable revenues		32.8	49.9	39.9
Other revenues	*	211.1	88.1	—
Total operating revenues		1,600.3	1,741.6	1,342.6

Operating expenses
Vessel and rig operating expenses	*	(373.9)	(495.5)	(425.0)
Amortization of favorable contracts		(70.6)	(66.9)	(14.8)
Reimbursable expenses		(30.2)	(45.7)	(37.9)
Depreciation and amortization		(266.3)	(237.5)	(198.7)
General and administrative expenses	*	(41.2)	(52.3)	(51.4)
Total operating expenses		(782.2)	(897.9)	(727.8)

Operating income		818.1	843.7	614.8

Financial items
Interest income		11.5	9.8	3.7
Interest expense	*	(180.0)	(192.5)	(140.9)
Loss on derivative financial instruments	*	(18.0)	(82.9)	(124.9)
Currency exchange gain / (loss)		0.6	1.6	(3.3)
Gain on bargain purchase	*	—	9.3	—
Total financial items		(185.9)	(254.7)	(265.4)

Income before income taxes		632.2	589.0	349.4
Income tax expense		(86.5)	(100.6)	(34.8)
Net income		545.7	488.4	314.6
Net income attributable to the non-controlling interest		(264.7)	(231.2)	(176.4)
Net income attributable to Seadrill Partners LLC owners		281.0	257.2	138.2

Earnings per unit (basic and diluted)
Common unitholders		$3.20	$2.45	$1.75
Subordinated unitholders		$2.28	$2.45	$1.75
* Includes transactions with related parties. Refer to Note 13 "Related party transactions".
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2016 and 2015
(In US$ millions)

	Note	2016	2015
ASSETS
Current assets:
Cash and cash equivalents		$767.6	$319.0
Accounts receivables, net	7	249.0	278.3
Amount due from related party	13	80.6	128.1
Other current assets	8	117.0	166.6
Total current assets		1,214.2	892.0
Non-current assets:
Drilling units	9	5,340.9	5,547.3
Goodwill	3	3.2	3.2
Deferred tax assets	5	14.1	34.2
Amount due from related party	13	—	50.0
Other non-current assets	10	208.3	314.4
Total non-current assets		5,566.5	5,949.1
Total assets		$6,780.7	$6,841.1

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	11	$93.8	$93.8
Current portion of long-term related party debt	13	135.6	145.8
Trade accounts payable and accruals		31.9	24.1
Current portion of deferred and contingent consideration to related party	13	45.6	60.4
Related party payable	13	189.6	304.7
Other current liabilities	12	168.9	217.9
Total current liabilities		665.4	846.7
Non-current liabilities:
Long-term debt	11	3,346.5	3,440.4
Long-term related party debt	13	24.7	160.2
Deferred and contingent consideration to related party	13	157.6	185.4
Deferred tax liability	5	1.5	43.7
Long-term related party payable	13	—	50.0
Other non-current liabilities		49.2	17.3
Total non-current liabilities		3,579.5	3,897.0

Commitments and contingencies (see Note 15)
Equity
Members’ Capital:
Common unitholders (issued 75,278,250 units)		1,123.2	945.5
Subordinated unitholders (issued 16,543,350 units)		69.4	18.8
Total members’ capital		1,192.6	964.3
Non-controlling interest		1,343.2	1,133.1
Total equity		2,535.8	2,097.4
Total liabilities and equity		$6,780.7	$6,841.1
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
Cash Flows from Operating Activities
Net income	$545.7	$488.4	$314.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266.3	237.5	198.7
Amortization of deferred loan charges	11.4	20.2	17.6
Amortization of favorable contracts	70.6	66.9	14.8
Gain on bargain purchase	—	(9.3)	—
Unrealized (gain)/ loss related to derivative financial instruments	(32.2)	31.8	99.1
Unrealized foreign exchange gain	(9.4)	(1.7)	—
Payment for long term maintenance	(48.0)	(49.8)	(39.1)
Net movement in income taxes	19.2	27.9	(8.6)
Accretion of discount on deferred consideration	17.3	13.3	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	38.7	49.8	(46.3)
Prepaid expenses and accrued income	8.6	(1.9)	—
Trade accounts payable	7.8	15.3	(10.7)
Related party balances	(64.3)	(29.0)	31.4
Other assets	70.0	57.9	9.9
Other liabilities	(12.1)	(45.0)	41.7
Changes in deferred revenue	(17.0)	(12.0)	(14.4)
Other, net	1.2	(0.5)	—
Net cash provided by operating activities	$873.8	$859.8	$608.7

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(13.1)	(18.6)	(31.6)
Acquisition of subsidiaries, net of cash acquired	—	(214.7)	(1,137.7)
Loan granted to related parties	—	(143.0)	—
Purchase of non-controlling interest in Seadrill Operating LP	—	—	(373.5)
Payment received from loans granted to related parties	103.6	—	—
Insurance refund	7.1	—	—
Net cash provided by / (used in) investing activities	$97.6	$(376.3)	$(1,542.8)

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
Cash Flows from Financing Activities
Net proceeds from long term debt	$—	$—	$2,825.4
Repayments of long term debt	(105.3)	(97.6)	(472.1)
Debt fees paid	(0.3)	(0.8)	—
Net proceeds from related party debt	—	143.0	—
Repayments of related party debt	(249.5)	(40.3)	(1,588.3)
Proceeds from revolving credit facility	—	50.0	—
Contingent consideration paid	(59.7)	(26.6)	—
Repayments of revolving credit facility	—	—	(125.9)
Repayments of related party discount notes	—	—	(399.9)
Cash distributions	(107.3)	(435.3)	(660.2)
Proceeds on issuance of equity, net of fees	—	—	937.8
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	—	—	570.3
Net cash (used in) /provided by financing activities	$(522.1)	$(407.6)	$1,087.1

Effect of exchange rate changes on cash	(0.7)	0.4	—

Net increase in cash and cash equivalents	448.6	76.3	153.0
Cash and cash equivalents at beginning of the year	319.0	242.7	89.7
Cash and cash equivalents at the end of year	$767.6	$319.0	$242.7

Supplementary disclosure of cash flow information
Interest paid	$196.4	$228.6	$128.3
Taxes paid	49.0	57.0	42.6
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Equity
Consolidated Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.2)	(372.8)
Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Contribution from non-controlling interest	—	—	—	—	570.3	570.3
Net income	102.2	26.8	9.2	138.2	176.4	314.6
Cash Distributions	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)
Consolidated Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	203.0	44.7	9.5	257.2	231.2	488.4
Cash Distributions	(170.8)	(37.6)	(12.7)	(221.1)	(214.2)	(435.3)
Consolidated balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4
Net income	230.4	50.6	—	281.0	264.7	545.7
Cash Distributions	(52.7)	—	—	(52.7)	(54.6)	(107.3)
Consolidated balance at December 31, 2016	$1,123.2	$69.4	$—	$1,192.6	$1,343.2	$2,535.8
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information
Background
On June 28, 2012, Seadrill Limited ("Seadrill") formed Seadrill Partners LLC (the "Company") under the laws of the Republic of the Marshall Islands.
On October 24, 2012, the Company completed its initial public offerings ("IPO") and listed its common units on the New York Stock Exchange under the symbol “SDLP”. In connection with the IPO the Company acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. In addition, in connection with the IPO the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $0.4456 per unit, per quarter.
Subsequent to the IPO (i) the Company’s wholly-owned subsidiary Seadrill Partners Operating LLC acquired from Seadrill two entities that own the T-15 and T-16, (ii) Seadrill Capricorn Holdings LLC acquired from Seadrill two entities that own the West Auriga and West Vela, (iii) Seadrill Operating LP acquired from Seadrill the entity that owns the West Polaris, and (iv) the Company acquired from Seadrill an additional 28% limited partner interest in Seadrill Operating LP.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO".
Seadrill owns the remaining interests in OPCO. As of December 31, 2016 and 2015, Seadrill owned 34.9% of the Company's common units and all of its subordinated units (which together represent 46.6% of the outstanding limited liability company interests) as well as Seadrill Member LLC, which owns a non-economic interest in the Company and all of its incentive distribution rights.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined under GAAP and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control.
On March 21, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship, the West Auriga which has been accounted for as a business combination. In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill. Refer to Note 3 "Business acquisitions" for more information.
On June 24, 2014 the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.
On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, from Seadrill for $372.8 million. As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%.
On September 23, 2014, the Company issued 8,000,000 common units to the public at a price of $30.68 per unit.
On November 4, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship West Vela from Seadrill which has been accounted for as a business combination. Refer to Note 3 "Business acquisitions" for more information.
On June 19, 2015, Seadrill Operating LP completed the acquisition of Seadrill Polaris Ltd ("Seadrill Polaris"), the entity that owns and operates the drillship the West Polaris from Seadrill. The purchase was accounted for as a business combination. Refer to Note 3 "Business acquisitions" for more information.
Basis of presentation
The financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless otherwise stated.
The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s ability to insulate the Company from events of default that may occur on account of Seadrill's comprehensive restructuring efforts and to address near-term refinancing requirements.
Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, funding working capital requirements, and making distributions. We believe our current resources, including available cash and cash generated from operations, provided by our current contract backlog, are sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months after the date the financial statements are issued in circumstances other than cross acceleration as described below.
There are cross default clauses with Seadrill in three Seadrill Partners facilities. An event of a default by Seadrill under its financing agreements could cause amounts outstanding under our loan agreements to be accelerated and become due and payable.
In order to address this risk, Seadrill Partners has proposed the following to the lenders under those three credit facilities:

•
Removal of Seadrill as a guarantor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners' assets without recourse to Seadrill or its assets; and

•	Extending the maturity of each of the three facilities by 2.5 years.
We are targeting execution of these amendments on a consensual basis prior to the main Seadrill comprehensive restructuring agreement. In the event a consensual agreement cannot be reached, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill and potential schemes of arrangement and chapter 11 proceedings.
Although lender discussions are well advanced and significant progress has been made, until such time as an agreement is reached, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.
The Company's business operations remain unaffected by the broader Seadrill restructuring and the Company expects to continue to meet its ongoing customer and business counterparty obligations as they become due.
For further information, please read Note 11 "Debt".
The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, unless otherwise noted.
Out of Period Adjustments
The financial statements for the year ended December 31, 2016 include a pre-tax gain of $24.1 million for out-of-period adjustments relating to 2014 and 2015. These adjustments relate to the valuation of the Company's interest rate swap portfolio. Refer to Note 14 "Risk management and financial instruments" for further information.
Management has evaluated the impact of these out-of-period adjustments in 2016 and concluded that they were material to the financial statements for the year ended December 31, 2016 or to any previously reported quarterly or annual financial statements.
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
Business combinations
The Company applies the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See Note 3 "Business acquisitions" for further discussion on business acquisitions.

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

In certain countries in which the Company operates, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on the Company's revenues. The Company generally records tax-assessed revenue transactions on a net basis in the consolidated statement of income.
Reimbursable revenue and expenses
Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of the Company's customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.
Other revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized on a daily basis as and when any contingencies or uncertainties are resolved. Other revenues also include revenues earned within the Company's Nigerian service company relating to certain services, including the provision of onshore and offshore personnel.
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
Gain on Bargain Purchase
When the fair value of the identifiable assets and liabilities acquired in a business combination is in excess of the sum of the fair value of consideration and the fair value of any retained non-controlling interest, the Company recognizes in earnings a gain on bargain purchase. Before recognizing any gain on bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed.
Earnings Per Unit
The Company computes earnings per unit using the two-class method set out in GAAP. Any undistributed earnings for the period are allocated to the various unitholders in accordance with the cash distribution provisions contained in the Company's Operating Agreement across the holders of common and subordinated units and incentive distribution rights. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
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
Derivative Financial Instruments and Hedging Activities
The Company’s interest-rate swap agreements are recorded at fair value, and are recorded within related party receivables/payables on the balance sheet when the counter party to the agreements is Seadrill and within other current assets/liabilities when the counter party to the agreements is an external party. Derivatives subject to legally enforceable master netting agreements are offset on the Company's consolidated balance sheet. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in the consolidated statement of operations.
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
In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard effective December 31, 2015 and applied it retrospectively to all periods presented. As a result, the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

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
Equity allocation
Earnings attributable to unitholders of Seadrill Partners are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Company’s consolidated statements of changes in members’ capital. Earnings attributable to unitholders for any period are first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights.
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
Recently Adopted Accounting Standards
In August 2014 FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company adopted this standard for the year ended December 31, 2016. The Company has assessed the impact of this ASU and has disclosed the relevant effects in Note 1 of the Consolidated Financial Statements.
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.
In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s Consolidated Financial Statements and related disclosures.
In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control, which provides VIE guidance on evaluating indirect interests held by related parties under common control. The new guidance changes consolidation conclusions for entities that have already adopted 2015-02 amendments to the consolidation guidance, when a decision maker and its related parties holding an interest in the VIE are under common control. The single decision maker will consider the indirect interest on a proportionate basis. The Company adopted this ASU effective December 31, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015, the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.
During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.
The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.
The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after

December 15, 2017, with early adoption permitted. Entities are generally required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard upon its consolidated financial statements and related disclosures.
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income Taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the consolidated statement of operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
Note 3- Business acquisitions
For the year-ended December 31, 2016
There were no business acquisitions undertaken in the year ended December 31, 2016.
For the year-ended December 31, 2015
West Polaris Acquisition
On June 19, 2015, the Company’s 58% owned subsidiary, Seadrill Operating LP, completed the purchase (the "Polaris Acquisition") of 100% of the ownership interests in Seadrill Polaris Ltd. ("Seadrill Polaris") the entity that owns and operates the drillship the West Polaris (the "Polaris Business") from Seadrill. Seadrill Operating LP is 42% owned by Seadrill.
The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing facility financing the West Polaris.
In addition, Seadrill Operating LP issued a note (the "Seller's Credit") of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450,000 per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021.
In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653,000 per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out") and (b) after the expiration of the term of the existing contract until March 2025, 50% of any dayrate above $450,000 per day, adjusted for daily utilization, tax and agency commission (the "Subsequent Earn-Out").
In connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420.0 million term loan facility secured by the West Polaris (the "West Polaris Facility"). Please refer further to Note 11 "Debt".
The fair value of the total consideration paid was $374.6 million, was comprised of cash of $204.0 million, the Seller's Credit, which had a fair value of $44.6 million as of the acquisition date, contingent consideration with a fair value of $95.3 million as of the acquisition date, and a working capital adjustment which increased consideration by $30.7 million.

The following table summarizes the consideration paid, and the amounts of the assets and liabilities recognized at the acquisition date.

(In US$ millions)	June 19, 2015
Consideration
Cash	$204.0
Contingent consideration	95.3
Seller's Credit	44.6
Plus: Working capital adjustment	30.7
Fair value of total consideration transferred	$374.6

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$20.0
Current assets	52.1
Intangible asset - favorable drilling contract	124.3
Drilling unit	575.3
Long term interest bearing debt	(336.0)
Current liabilities	(20.2)
Non-current liabilities	(1.3)
Total identifiable net assets at acquisition	$414.2

Measurement period adjustment	$(30.3)
Gain on bargain purchase	(9.3)
Total	$374.6
The estimated fair value of the West Polaris drilling unit was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic life of the drilling unit. At the acquisition date, the cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. At the acquisition date, the fair value of the drilling unit recognized was $575.3 million.
The fair value of the West Polaris drilling contract was determined using an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. Contract cash flows in excess of market rates are recorded as intangible asset. At the acquisition date, the fair value of the favorable contract was recognized as an intangible asset totaling $124.3 million. This intangible asset will be amortized over the remaining contract period until March 2018.
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
At the time of acquisition, the Initial Earn-Out had a maximum possible value (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieved 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate was not re-negotiated. The lowest possible value of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day. It is not possible to calculate the upper end of the Subsequent Earn-Out range as it is based on the dayrate achieved from 2018 to 2025. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450,000 per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.7 million, which were expensed as incurred and are presented in the Statement of Operations within general and administrative expenses.

Measurement period adjustment
At the acquisition date, the Company initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer ongoing negotiations were concluded and the customer contract for the West Polaris was adjusted to $490,000 per day. This provided further information regarding the value of the favorable contract intangible asset and the Initial Earn-Out. The information is further evidence of a condition that existed at the time of the acquisition and therefore should be accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-out liability were reduced by $47.9 million and $17.6 million, respectively. As a result, the company has recognized a $30.3 million reduction in the Gain on Bargain Purchase since the acquisition date and a $9.3 million Net Gain on Bargain Purchase for the year ended December 31, 2015.
The gain on the bargain purchase has been recorded in the line "Gain on bargain purchase" in the Consolidated Statement of Operations. The gain was attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights. As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company has early adopted this standard and has recognized the measurement period adjustment with regard to the Polaris Acquisition in 2015.
After the measurement period adjustment, and as of December 31, 2015, the Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $17.5 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate is not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day.
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
For the year-ended December 31, 2014
West Auriga Acquisition
On March 24, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Auriga (the "Auriga business") from Seadrill.
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

(In US$ millions)	March 21, 2014
Consideration
Cash	$696.9
Discount note issued	100.0
Working capital adjustment	(330.4)
Fair value of total consideration transferred	$466.5

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$24.4
Current assets	44.4
Intangible asset - favorable drilling contract	76.2
Drilling unit	1,065.7
Non current assets	76.6
Long term interest bearing debt	(443.1)
Current liabilities	(380.6)
Total identifiable net assets	$463.6

Goodwill	2.9
Total	$466.5
The Company recognized goodwill from the acquisition of $2.9 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.
The fair value of trade receivables was $28.3 million at the acquisition date, which was also the gross contractual amount. All amounts have been collected. The fair value of the mobilization fee receivable included in other current and non-current assets was $92.4 million at the acquisition date, which equaled the book value. All amounts are expected to be collected over the duration of the drilling contract.
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
The pro forma revenue and pro forma net income of the combined entity for the year ended December 31, 2014 had the acquisition date been as of January 1, 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2014
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,390.7
Net Income	314.6	331.0

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
West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Vela (the "Vela business") from Seadrill.
The initial purchase price was $900.0 million, less debt of $433.1 million that was outstanding under the existing facility related to West Vela. As part of the agreement Seadrill Capricorn Holdings LLC also has an obligation to pay deferred consideration of $44,000 per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition, Seadrill Capricorn Holdings will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The total consideration thus included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently reduced by a working capital adjustment of $6.0 million.
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

(In US$ millions)	November 4, 2014
Consideration
Cash	$467.0
Mobilization payable	73.7
Contingent consideration	65.7
Less: Working capital adjustment	(6.0)
Fair value of total consideration transferred	$600.4

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$1.9
Current assets	61.4
Intangible asset - favorable drilling contract	204.7
Drilling unit	755.8
Non current assets	61.8
Long term interest bearing debt	(433.1)
Current liabilities	(52.3)
Total identifiable net assets	$600.2

Goodwill	0.2
Total	$600.4
The Company recognized goodwill from the acquisition of $0.2 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.
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
The pro forma revenue and pro forma net income of the combined entity for the twelve months ended December 31, 2014 had the acquisition date been January 1, 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2014
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,532.4
Net Income	314.6	407.6

Note 4 – Segment information
Operating segment
OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the Company's board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of the Company’s revenues by customer for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
BP	42.0%	44.8%	41.5%
ExxonMobil	22.0%	29.5%	26.4%
Hibernia	15.1%	2.6%	—%
Tullow	13.0%	13.5%	17.4%
Chevron	5.4%	8.5%	14.7%
Other	2.5%	1.1%	—%
Total	100.0%	100.0%	100.0%
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2016, 2015 and 2014 and fixed assets as of December 31, 2016 and 2015 by geographic area:
Revenues

(In US$ millions)	2016	2015	2014
United States	$672.2	$781.1	$556.6
Canada	241.5	190.9	126.1
Ghana	208.1	234.7	233.5
Nigeria	185.2	250.1	228.5
Angola	175.9	179.4	92.3
Thailand	86.3	99.8	105.6
Other	31.1	5.6	—
Total	$1,600.3	$1,741.6	$1,342.6

Fixed Assets—Drilling Units (1)

(In US$ millions)	2016	2015
United States	$2,815.5	$2,927.4
Ghana	575.0	591.5
Angola	554.0	571.3
Spain	496.2	—
Canada	488.0	519.2
Thailand	241.0	251.5
Singapore	171.2	—
Nigeria	—	508.0
Myanmar	—	178.4
Total	$5,340.9	$5,547.3

(1)
The fixed assets referred to in the table above include the eleven drilling units at December 31, 2016 and December 31, 2015. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

	Year Ended December 31,
(In US$ millions)	2016	2015	2014
Current tax expense:
United Kingdom	$(1.6)	$—	$—
Foreign	110.2	72.6	43.5
Total current tax expense	108.6	72.6	43.5
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	(22.1)	28.0	(8.7)
Total income tax expense	$86.5	$100.6	$34.8
Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company's controlled affiliates formed in the Marshall Islands along with all those incorporated in the United Kingdom (none of whom presently own or operate rigs) are resident in the United Kingdom and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2016, 2015 and 2014 differs from the U.K. statutory income tax rate as follows:

	2016	2015	2014
U.K. statutory income tax rate	20.0%	20.3%	21.3%
Non-U.K. taxes	(6.3)%	(3.2)%	(11.3)%
Effective income tax rate	13.7%	17.1%	10.0%
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets, consist of the following:

(In US$ millions)	2016	2015
Provisions	$7.6	$19.7
Net operating losses carry forward	23.3	10.7
Unremitted earnings of subsidiaries	6.4	3.8
Gross deferred tax assets	37.3	34.2
Valuation allowance related to NOL	(22.6)	—
Net deferred tax assets	$14.7	$34.2
The net deferred tax liabilities consist of the following:

(In US$ millions)	2016	2015
Property, plant and equipment	$0.6	$42.6
Other	1.5	1.1
Gross deferred tax liabilities	2.1	43.7

Net deferred tax asset / (liability)	$12.6	$(9.5)
As of December 31, 2016, deferred tax assets related to net operating loss ("NOL") carryforwards were $23.3 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $22.6 million that will not expire and $0.7 million that will expire 2036 if not utilized. A valuation allowance of $22.6 million exists on the NOL carryforwards results where the Company does not expect to generate future taxable income.
The decrease in deferred tax liability during the year ended December 31, 2016 is primarily due to the West Capella no longer operating in Nigeria following the termination of its contract and the corresponding reversal of the deferred tax liability previously recorded for the difference between the book value and the tax value of the drilling unit.
Uncertain tax positions
As of December 31, 2016, the Company had uncertain tax positions of $40.0 million which is included in "Other non-current liabilities" on the consolidated balance sheets and is exclusive of interest. As of December 31, 2015, the Company had uncertain tax position of $9.0 million which was included in "Other current liabilities" on the consolidated balance sheet. The changes to the Company's liabilities related to uncertain tax positions were as follows:

(In US$ millions)	2016	2015
Balance beginning of year	$9.0	$—
Increases as a result of positions taken in prior years	42.0	—
Increases as a result of positions taken during the current year	31.9	9.0
Decreases as a result of positions taken in prior years	(34.2)	—
Decreases as a result of positions taken in the current year	(8.7)	—
Uncertain tax position	$40.0	$9.0
The increase in uncertain tax positions during the year ended December 31, 2016 was primarily due to tax positions taken or to be taken with respect to the global mobility of the Company's drilling units in conjunction with contract status and change of law. Accrued interest and penalties totaled $1.8 million as of December 31, 2016 (December 31, 2015: nil) and were included in "Other non-current liabilities" on the consolidated balance sheets. The associated expense of $1.8 million was recognized in "Income tax expense" in the consolidated statements of operations during the year ended December 31, 2016 (December 31, 2015: nil, December 31, 2014: nil). As of December 31, 2016, if recognized, $41.8 million of the Company's unrecognized tax benefits, including interest and penalties, would have a favorable impact on its effective tax rate.
Tax examinations
The Company is subject to taxation in various jurisdictions. The following table summarizes the earlier tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2013
Angola	2015
Nigeria	2012
Ghana	2013

Note 6 – Other revenues
Other revenues comprise the following items:

	Year Ended December 31,
(In US$ millions)	2016	2015	2014
Termination payments revenue	$198.8	$74.7	$—
Related party other revenues	12.3	13.4	—
Total	$211.1	$88.1	$—
Termination payments earned during the year ended December 31, 2016 include the termination fees in respect of the West Capella and West Sirius drilling contracts which were canceled before the completion date, with an effective date of May 6, 2016 and April 1, 2015 respectively. Termination payments earned during the year ended December 31, 2015 include termination fees in respect of the West Sirius only.
The Company's Nigerian service company earned related party revenues relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill's the West Saturn and the West Jupiter drilling rigs that were operating in Nigeria during the years ended December 31, 2016 and December 31, 2015.
Note 7 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. There was a $242.3 million provision related to allowances for doubtful accounts as of December 31, 2016. There were no provisions related to allowances for doubtful accounts as of December 31, 2015.
The Company did not recognize any bad debt expense in 2016, 2015 or 2014, but has instead reduced contract revenues for any disputed amounts. The $242.3 million reduction in contract revenue in 2016 primarily related to amounts in dispute with Tullow relating to the drilling contract for the West Leo.
Note 8 – Other current assets
Other current assets include:

(In US$ millions)	December 31, 2016	December 31, 2015
Reimbursable amounts due from customers	$5.9	$23.5
Mobilization revenue receivable	34.9	42.0
Intangible asset- Favorable contracts to be amortized	70.5	70.5
Insurance receivable	0.3	12.1
Prepaid expenses	4.5	13.1
Other	0.9	5.4
Total other current assets	$117.0	$166.6
The mobilization revenue receivable relates to the mobilization revenue receivable from the West Vela, West Auriga and West Capricorn.
Favorable contracts
Favorable contracts to be amortized relates to the favorable contracts acquired with the West Polaris, West Vela and West Auriga from Seadrill. Favorable drilling contracts are recorded as intangible assets at fair value on the date of acquisition less accumulated amortization. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated favorable contract values have been recognized and amortized on a straight line basis over the terms of the contracts, ranging from two to five years. The gross carrying amounts and accumulated amortization were as follows:

	December 31, 2016			December 31, 2015
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	$357.3	$(81.7)	$275.6	$280.9	$(14.8)	$266.1
Additions *	—	—	—	76.4	—	76.4
Amortization of favorable contracts	—	(70.6)	(70.6)	—	(66.9)	(66.9)
Balance at end of period	$357.3	$(152.3)	$205.0	$357.3	$(81.7)	$275.6
*Additions to favorable contracts during 2015 are net of measurement period adjustments.

The amortization is recognized in the statement of operations under "amortization of favorable contracts". The table below shows the amounts relating to favorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2017	2018	2019	2020	2021	Total
Amortization of favorable contracts	$70.5	$49.2	$45.1	$40.2	$—	$205.0
Note 9 – Drilling units

(In US$ millions)	December 31, 2016	December 31, 2015
Cost	$6,494.1	$6,434.2
Accumulated depreciation	(1,153.2)	(886.9)
Net book value	$5,340.9	$5,547.3
Depreciation and amortization expense related to the drilling units was $266.3 million, $237.5 million and $198.7 million for the years ended December 31, 2016, 2015 and 2014 respectively.
Note 10 – Other non-current assets

(In US$ millions)	December 31, 2016	December 31, 2015
Mobilization revenue receivable	$73.6	$109.2
Intangible asset- favorable contract	134.7	205.2
Total other non-current assets	$208.3	$314.4
The mobilization revenue receivable relates to the mobilization revenue receivable from the West Vela, West Auriga and West Capricorn.
Please refer to Note 8 "Other current assets" for further detail on favorable contracts.
Note 11 – Debt
As of December 31, 2016 and December 31, 2015, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2016	December 31, 2015
External debt agreements
Amended Senior Secured Credit Facilities	$2,865.7	$2,894.7
$1,450 Senior Secured Credit Facility	342.4	382.6
$420 West Polaris Facility	279.0	315.0
Sub-total external debt	3,487.1	3,592.3
Less current portion long term external debt	(105.3)	(105.3)
Long-term external debt	$3,381.8	$3,487.0

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	41.2	57.5
$440 Rig Financing Agreement	119.1	139.0
Sub-total Rig Financing Agreements	160.3	196.5
Other related party debt
$109.5 T-15 vendor financing facility	—	109.5
Total related party debt	160.3	306.0
Less current portion of related party debt	(135.6)	(145.8)
Long-term related party debt and related party loan notes	24.7	160.2

Total external and related party debt	$3,647.4	$3,898.3

The outstanding debt as of December 31, 2016 is repayable as follows:

(In US$ millions)	As of December 31, 2016
2017	$240.9
2018	598.8
2019	79.0
2020	29.0
2021	2,699.7
2022 and thereafter	—
Total external and related party debt	$3,647.4
Details of the debt issuance costs netted against the current and long-term debt for each of the periods presented are shown below:

	Outstanding debt as of December 31, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,381.8	(35.3)	3,346.5
Total external debt	$3,487.1	$(46.8)	$3,440.3

	Outstanding debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total external debt	$3,592.3	$(58.1)	$3,534.2
Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, which are subsidiaries of the Company (the "Borrowers"), entered into Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the "revolving facility") available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the "term loan") which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from this transaction were used to (a) refinance debt related to the rig facilities for the West Capella, West Aquarius, West Sirius and West Leo, (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") to allow for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443 million and West Capricorn of $426.3 million, (b) repay in part certain unsecured loans from Seadrill, (c) add cash to the Company's balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities.
The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor. As of December 31, 2016, the total net book value of the drilling units pledged as security was $3.7 billion.
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
The Company has entered into interest rate swap transactions to fix 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum through the maturity of the term loan. A variable rate option included in the swap provides that the counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be equal to 1%.
During the year ended December 31, 2015, the Company drew down $50.0 million of the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities to finance a portion of the Polaris Acquisition. Refer to Note 3 "Business acquisitions" for more information.
As of December 31, 2016, the outstanding balance of the term loan was $2,865.7 million and $50.0 million of the $100 million revolving facility remains undrawn.
$1,450 million Senior Secured Credit Facility
In March 20, 2013, Seadrill entered into a $1,450 million Senior Secured Credit Facility with a syndicate of banks and export credit agencies, relating to the West Auriga, the West Vela and the West Tellus, a drilling unit owned by Seadrill (the "$1,450 million Senior Secured Credit Facility"). Upon closing of the West Auriga acquisition in March 2014, the entity which owns the West Auriga owed $443 million under the facility. This amount was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities discussed above. Upon closing of the West Vela acquisition in November 2014, the entity that owns the West Vela owed $433 million under the facility. The facility has a final maturity in 2025, with a commercial tranche maturing in 2018, and bears interest at a rate equal to LIBOR plus a margin in the range that varies from 1.2% to 3% depending on which of the four loan tranches to which it is applicable. As discussed in the section entitled "Restrictive Covenants and Events of Default" below, the 3% margin, which is applicable to two of the four loan tranches, may be further increased depending on the leverage ratio, by up to 0.75% per annum. The $307.4 million portion of the loans that benefits from the guarantee provided by the Norwegian export credit agency also is subject to a guarantee fee of 1.5% plus, as discussed in the section entitled "Restrictive Covenants and Events of Default" below, up to an additional 0.75% per annum depending on the leverage ratio. If the balloon payment of $40.88 million on the commercial tranche does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. Under the terms of the $1,450 million Senior Secured Credit Facility, certain subsidiaries of Seadrill and the Company and the entity that owns the West Vela are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2016 is $694.8 million. The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As of December 31, 2016, the total net book value of the West Vela pledged as security was $706.5 million. The outstanding balance relating to the West Vela as of December 31, 2016 was $342.4 million.
$420 million West Polaris Facility
On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into an amendment and restatement of the $420.0 million term loan facility (the "West Polaris Facility"). The West Polaris Facility is comprised of a $320.0 million term loan facility and a $100.0 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25%. Commitment fees are payable quarterly in arrears on the unused portion of the revolving credit facility at the rate of 0.9% per annum. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3.0 million and a final lump sum payment of $143.0 million upon maturity. Upon closing of the Polaris Acquisition, Seadrill Polaris owed $336.0 million under the West Polaris Facility. Refer to Note 3 "Business acquisitions". The outstanding balance under the West Polaris Facility as of December 31, 2016 was $279.0 million.
Seadrill and the Company are guarantors of the West Polaris Facility. Security for the West Polaris Facility consists of a first priority perfected pledge by Seadrill Operating LP of all of its equity interests in Seadrill Polaris, a first priority ship mortgage by Seadrill Polaris over the West Polaris, and first priority perfected security interests granted by Seadrill Polaris in its earnings, earnings accounts and insurances. The net book value of the West Polaris pledged as security as of December 31, 2016 is $554 million.
$440 million Rig Financing Agreement
Seadrill financed the construction of certain of the drilling units in the Company’s fleet initially with borrowings under third party credit facilities. In connection with the Company's IPO and certain subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party credit facilities (the "Rig Financing Agreements"), to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In connection therewith, such subsidiaries entered into intercompany loan agreements with Seadrill corresponding to the aggregate principal amount outstanding under the third party credit facilities allocable to the applicable drilling units. During the twelve months ended December 31, 2014, certain Rig Financing Agreements were repaid with the proceeds of the Senior Secured Credit Facilities.   As of December 31, 2016 and 2015, the only remaining Rig Financing Agreement related to the T-15 and T-16 (the" $440 million Rig Financing Agreement").
The $440 million Rig Financing Agreement is secured by the T-15 and T-16 and one other rig owned by Seadrill. In May 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to add Seadrill Partners Operating LLC as a guarantor under the $440 million Rig Financing Agreement.  In October 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities that own the T-15 and T-16 entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million and $93.1 million, respectively. These loans bear interest at a rate of LIBOR plus 3.25%. Pursuant to the intercompany loan agreements, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the $440 million Rig Financing Agreement, at Seadrill’s direction and on its behalf.  Such payments correspond to payments of principal and interest due under the $440 million Rig Financing Agreement that are allocable to the T-15 and the T-16.  The $440 million Rig Financing Agreement matures in December 2017.
Under the terms of the $440 million Rig Financing Agreement, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations and the debt and obligations of other borrowers who are also party to the $440 million Rig Financing Agreement. The total amounts owed under the $440 million Rig Financing Agreement as of December 31, 2016 is $190.3 million ($224.3 million as of December 31, 2015); the Company retains a related party balance as of December 31, 2016 of $119.1 million payable to Seadrill ($139 million as of December 31, 2015). The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Certain subsidiaries of the Company are guarantors under the $440 million Rig Financing Agreement. Under the terms of the $440 million Rig Financing Agreement, the guarantors are jointly and severally liable for other guarantors and the borrowers who are party to this facility. In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the $440 million Rig Financing Agreement. Seadrill is entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the intercompany loan agreements for the T-15 and T-16. As of December 31, 2016, the total net book value of the T-15 and T-16 pledged as security was $240.9 million.
West Vencedor Loan Agreement
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms (the "West Vencedor Loan Agreement"). The West Vencedor Loan Agreement was scheduled to mature in June 2015, at which and all outstanding amounts thereunder would have become due and payable, including a balloon payment of $69.9 million. On April 14, 2015, the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears interest at LIBOR plus a margin of 2.3% and a balloon payment of $20.6 million due at maturity in June 2018. As of December 31, 2016, the total net book value of the West Vencedor pledged as security was $171.2 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $41.2 million as of December 31, 2016.
$109.5 million Vendor Financing Loan Agreement
In May 2013, a subsidiary of the Company, Seadrill Partners Operating LLC, borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan agreement bore interest of LIBOR plus a margin of 5.0% and was repaid in May 2016.
Sponsor Revolving Credit Facility
In October 2012, in connection with the closing of the Company's IPO, the Company entered into a $300 million revolving credit facility with Seadrill (the "Sponsor Revolving Credit Facility"). The Sponsor Revolving Credit Facility is for a term of 5 years with a maturity date of October 24, 2017 and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the Sponsor Revolving Credit Facility was reduced to $100 million. There were no amounts owed under the facility as of December 31, 2016 and December 31, 2015.
Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. Financing agreements to which the Company was party during the year ended December 31, 2016 and December 31, 2015 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of December 31, 2016 (taking into account the covenant amendments referred to below)
The Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in the Company's Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.0 to 1.0.

In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25 million or more other than the term loan;

•	Failure by the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25 million;

•
Repudiation by the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the Amended Senior Secured Facilities; and

•	The occurrence of a change of control.
As of December 31, 2016, the Company was in compliance with all covenants under the Amended Senior Secured Credit Facilities (taking into account the covenant amendments referred to below).
$440 million Rig Financing Agreement
The $440 million Rig Financing Agreement contains various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.
The $440 million Rig Financing Agreement also contains the following financial covenants:

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

In May and June 2015, Seadrill executed amendments to the covenants contained in the $1,450 million Senior Secured Credit Facility and the $440 million Rig Financing Agreement. Under the amended terms, the permitted leverage ratios were amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;

•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;

•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the above mentioned facilities as follows:

•	0.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;

•	0.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;

•	0.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1
In April 2016, these covenants were further amended as set forth under "April 2016 Amendments to Senior Secured Credit Facilities". In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
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
In addition to financial covenants, the Company's credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of the Company's business.
The $440 million Rig Financing Agreement also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing the $440 million Rig Financing Agreement;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.
The $440 million Rig Financing Agreement also contains, as applicable, loan-to-value clauses, which could require the Company, at its option to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. The market value of the rigs must be at least 135% of the loan outstanding.
The $440 million Rig Financing Agreement contains customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

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

The $440 million Rig Financing Agreement is secured by:

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

If an event of default exists under the $440 million Rig Financing Agreement, the lenders have the ability to accelerate the maturity of the $440 million Rig Financing Agreement and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under the $440 million Rig Financing Agreement. Further, because the Company's drilling units are pledged as security for Seadrill’s obligations under the Rig Financing Agreement, lenders thereunder could foreclose on the Company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on the Company.
As of December 31, 2016, Seadrill and the Company were in compliance with the covenants under the $440 million Rig Financing Agreement and Seadrill was in compliance with the covenants with the back-to-back credit facilities related to each of the rigs covered by the $440 million Rig Financing Agreement (taking into account the covenant amendments referred to below).
$1,450 million Senior Secured Credit Facility
The above facility contains materially the same covenants as those set out for the $440 million Rig Financing Agreement above. In addition to the financial covenants relating to Seadrill, each of the borrowers are required to ensure that the combined Debt Service Cover ratio shall not be less than 1.15:1.
In addition, the combined market values of the West Vela and West Tellus must have a minimum market value of at least 125% of the outstanding loans at any time, rising to 140% from March 31, 2016. If it does not, the Company must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall. In April 2016, these covenants were amended as described under "April 2016 Amendments to Senior Second Credit Facilities" and were further amended in April 2017 as set forth under "April 2017 Amendments to Certain Credit Facilities".
If Seadrill were to default under the facility, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Vela is pledged as security under the facility, lenders thereunder could foreclose on the West Vela in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements. In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2016 (taking into account the covenant amendments referred to below).
$420 million West Polaris Facility
The West Polaris Facility contains materially the same covenants as the $440 million Rig Financing Agreement described above. If Seadrill were to breach its financial covenants, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Polaris is pledged as security under the facility, lenders thereunder could foreclose on the West Polaris in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements. In addition, the West Polaris must have a minimum market value of at least 125% of the outstanding loans at any time. If it does not, Seadrill Polaris must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall. In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2016 (taking into account the covenant amendments referred to below).
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

•
Minimum-value-clauses: Seadrill’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require Seadrill to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until June 30, 2017.

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

◦
Restrictive undertakings: Seadrill has agreed to additional near-term restrictive undertakings applicable during this process, applicable to Seadrill and its subsidiaries, including (without limitation) limitations in respect of:

▪	incurrence and maintenance of certain indebtedness;

▪	dividends, share capital repurchases and total return swaps;

▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

▪	acquisitions;

▪	dispositions;

▪	prepayment, repayment or repurchase of any debt obligations;

▪	granting security; and

▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.
Other changes and provisions:

◦
Undrawn availability: Seadrill has agreed it will not borrow any undrawn commitments under its senior secured credit facilities unless the coordinating committee of lenders has been provided 15 days' notice of such borrowing.

◦	Fees: Seadrill has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.
April 2017 Amendments to Certain Credit Facilities
On April 4, 2017, Seadrill on behalf of the Company, and Seadrill’s banking group agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers that were set forth under "April 2016 Amendments to Certain Credit Facilities" that were scheduled to expire on June 30, 2017 to September 30, 2017.
These covenants relate to the following secured credit facilities where both parties are borrowers or guarantors:

◦	$1,450 million Senior Secured Credit Facility

◦	$420 million West Polaris Facility

◦	$440 million Rig Financing Agreements
Sponsor Revolving Credit Facility
The Sponsor Revolving Credit Facility contains covenants that require the Company to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of its business and financial status as Seadrill may reasonably require, including, but not limited to, copies of the Company's unaudited quarterly financial statements and its audited annual financial statements.

Events of default under the Sponsor Revolving Credit Facility include, among others, the following:

•	failure to pay any sum payable under the revolving credit facility when due;

•	breach of certain covenants and obligations of the revolving credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25 million;

•	bankruptcy or insolvency events; and

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distrain or similar process against all or any substantial part of the Company’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within sixty days of the entry thereof.

As of December 31, 2016, the Company was in compliance with all covenants under the Sponsor Revolving Credit Facility.

Note 12 – Other current liabilities
Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2016	December 31, 2015
Taxes payable	$47.7	$28.4
Employee and business withheld taxes, social security and vacation payment	12.3	15.4
VAT payable	10.9	4.0
Deferred mobilization/demobilization revenues	12.5	18.0
Unrealized loss on derivative financial instruments	55.2	84.2
Accrued expenses and other current liabilities	30.3	67.9
Total other current liabilities	$168.9	$217.9
Note 13 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Seadrill has also provided financing arrangements as described within this note below. The total amounts charged to the Company for the years ended December 31, 2016, 2015 and 2014 were $136.8 million, $149 million and $208.5 million respectively.
Net expenses / (income) with Seadrill:

(In US$ millions)	2016	2015	2014
Management and administrative fees (a) and (b)	$64.8	$75.3	$58.6
Rig operating costs (c)	24.9	29.3	22.4
Insurance premiums (d)	16.0	20.2	21.8
Interest expense (e)	10.1	13.7	87.7
Commitment fee (f)	2.0	2.0	2.2
Derivative (gains)/losses (m)	4.1	10.2	41.6
Bareboat charters (h)	9.5	(1.6)	(25.8)
Other revenues - operating expenses recharged to Seadrill (i)	(11.9)	(13.4)	—
Accretion of discount on deferred consideration (j)	17.3	13.3	—
Total	$136.8	$149.0	$208.5
Receivables / (payables) with Seadrill:

(In US$ millions)	December 31, 2016	December 31, 2015
Trading balances due from Seadrill and subsidiaries (k)	$80.6	$175.9
Trading balances due to Seadrill and subsidiaries (k)	(192.0)	(354.7)
$440 Million Rig Financing Agreement with Seadrill (T-15 and T-16) (g)	(119.1)	(139.0)
West Vencedor Loan Agreement with Seadrill(g)	(41.2)	(57.5)
Vendor financing loan agreement with Seadrill (l)	—	(109.5)
Deferred and contingent consideration to related party - short term portion (j)	(45.6)	(60.4)
Deferred and contingent consideration to related party - long term portion (j)	(157.6)	(185.4)
Derivatives with Seadrill - interest rate swaps (m)	2.4	2.2
(a) Management and administrative services agreement – In connection with the IPO, the Company entered into a management and administrative services agreement with Seadrill Management a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the twelve months ended December 31, 2016 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.
(b) Technical and administrative services agreements – In connection with the IPO, subsidiaries of the Company entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to approximately 5% of Seadrill’s costs and expenses incurred in connection with providing these services.

(c) Rig operating costs – relates to rig operating costs recharged by Seadrill in relation to costs incurred on behalf of the West Polaris and the West Vencedor operating in Angola. These costs are charged by Seadrill at a markup of approx. 5%.
(d) Insurance premiums – the Company’s drilling units are insured by a Seadrill company and the insurance premiums incurred are recharged to the Company.
(e) Interest expense – relates to interest charged on related party loan arrangements in (g).
(f) $100 million Sponsor Revolving Credit Facility – In October 2012 OPCO entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years maturing October 24, 2017, and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During 2016 the Company drew down nothing from the revolving credit facility and repaid nothing. As of December 31, 2016 and 2015 the outstanding balance was nil.
(g) Rig Financing Agreement and West Vencedor Loan Agreement – See Note 11 "Debt" for details of the $440 million Rig Financing Agreement and West Vencedor Loan Agreement.
(h) Bareboat charters – In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Operating LP, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract. The contract was terminated effective April 18, 2017 on completion of the rigs contract with Hibernia Management. The net effect to the Company of these bareboat charter arrangements is a cost of $25,500 per day, the total effect was expenditure of $9.0 million.
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
(i) Other revenues - The Company incurs certain operating costs on behalf of Seadrill drilling units and recharges them at a markup of approx 5%. Other revenues are earned within the Company's Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill's West Jupiter and West Saturn drilling rigs.
(j) Deferred consideration to related party - On the acquisition of the West Polaris in 2015, the Company recognized a seller's credit balance payable of $44.6 million, a long term deferred consideration balance of $63.7 million and a short-term deferred consideration balance of $31.6 million.
On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. The short-term portion of the deferred consideration balance and the short-term contingent consideration balance was $25.8 million.
As of December 31, 2016, the short-term portion of these balances relating to the West Polaris, and the West Vela are $8.3 million and $37.3 million respectively, which are presented within other related party payables on the balance sheet. As of December 31, 2016, the long-term portion of the balances relating to the West Polaris and West Vela are $89.8 million and $67.8 million respectively.
As of December 31, 2015, the short-term portion of these balances relating to the West Polaris and the West Vela are $30.7 million and $29.7 million respectively, which are presented within other related party payables on the balance sheet. As of December 31, 2015, the long-term portion of the balances relating to the West Polaris and West Vela are $90.1 million and $95.3 million respectively.
(k) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free, and are intended to be settled in the ordinary course of business.
(l) $109.5 million Vendor financing loan - On May 17, 2013, Seadrill Operating LP borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and was repaid in May 2016.
(m) Derivatives with Seadrill - Interest rate swaps - As of December 31, 2016, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $620.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. Refer to Note 14 "Risk management and financial instruments" for further information.

Other agreements and transactions with Seadrill
$143 million Loan Agreement
Effective as of December 17, 2015, an operating subsidiary of the Company borrowed $143.0 million (the "West Sirius loan”) from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the "Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.
Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2016, $39.4 million was outstanding under each such loan.
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
West Polaris Acquisition
On June 19, 2015, Seadrill Operating LP acquired Seadrill Polaris, the entity that owns and operates the drillship the West Polaris from Seadrill, which has been accounted for as a business combination. Refer to Note 3 for more information. Seadrill continues to act as a guarantor under the $420 million West Polaris Facility, pursuant to which Seadrill Polaris is a borrower.
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
Seadrill provides performance guarantees in connection with the Company’s drilling contracts in favor of customers of the Company, amounting to a total of $184.5 million as of December 31, 2016 (December 31, 2015: $370.0 million).
Customs guarantees
Seadrill provided customs guarantees in connection with the Company’s operations, primarily in Nigeria, in favor of banks. The custom guarantees were terminated effective May 17, 2016 on termination of the West Capella contract. As of December 31, 2015, the guarantees amounted to $85.8 million.
Tax indemnifications
Under the Company's omnibus agreement with Seadrill (the "Omnibus Agreement") and sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Loan Guarantees
Seadrill is a guarantor under (i) the West Polaris Facility, amounting to a total of $279.0 million as of December 31, 2016 (December 31, 2015, $315.0 million) and (ii) the $1,450 million Senior Secured Credit Facility, amounting to $342.4 million as of December 31, 2016 (December 31, 2015, $382.6 million).
T-15 and T-16 Acquisitions
In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the $440 million Rig Financing Agreement. Seadrill is entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the related party loan agreements for the T-15 and T-16.
Environmental and other indemnifications
Under the Omnibus Agreement and sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.
Note 14 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
Interest rate risk
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are used to repay revolving credit tranches, or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.
Interest rate swap agreements
As of December 31, 2016, the Company had interest rate swap agreements with Seadrill for an outstanding principal amount of $620.3 million (December 31, 2015: $655.3 million) swapping floating rate for an average fixed rate of 1.22% per annum. The combined total fair value of the interest rate swaps outstanding as of December 31, 2016 amounted to a gross asset of $2.6 million and a net asset of $2.4 million (December 31, 2015: gross asset of $3.1 million and net asset of $2.2 million). This is classified within related party receivables in the Company's balance sheet as of December 31, 2016 and December 31, 2015. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss on derivative financial instruments".
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the Consolidated Statement of Operations relating to interest rate swap agreements with Seadrill for the year ended December 31, 2016 was $4.1 million (2015: $10.2 million, 2014: $41.6 million). Included in the $4.1 million net loss for the year ended December 31, 2016 is an out of period loss of $0.4 million recognized in respect of the Company's' own creditworthiness.
As of December 31, 2016, the Company had interest rate swap agreements with external parties for a combined outstanding principal amount of $2,822.9 million, (December 31, 2015: $2,851.9 million) swapping floating rate for an average fixed rate of 2.49% per annum. The combined total fair value of the interest rate swaps outstanding as of December 31, 2016 amounted to a gross liability of $70.2 million and a net liability of $55.2 million, (December 31, 2015: a gross liability of $116.6 million and a net liability of $84.2 million).
Interest rate swaps are reflected net on the Company's balance sheets to the extent netting is as allowed under its International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. This is classified within other current liabilities in the Company's balance sheet as of December 31, 2016 and December 31, 2015. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss on derivative financial instruments".
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the consolidated statement of operations relating to interest rate swap agreements with external parties for 2016 was $13.9 million (2015: $72.7 million, 2014: $83.3 million). Included in the $13.9 million net loss for the year ended December 31, 2016 is an out of period gain of $21.8 million recognized in respect of the Company's own creditworthiness.

The Company’s interest rate swap agreements as of December 31, 2016, were as follows:

Maturity date	Outstanding principal as of December 31, 2016	Receive rate	Pay rate
	(In US$ millions)
July 2, 2018	$401.2	3 month LIBOR	1.10%	(1), (2)
October 29, 2019	100.0	3 month LIBOR	1.36%	(2)
June 19, 2020	60.3	3 month LIBOR	1.11%	(1), (2)
December 21, 2020	58.8	3 month LIBOR	1.93%	(1), (2)
February 21, 2021	2,822.9	3 month LIBOR	2.45% to 2.52%	(1) (3)
Total outstanding principal	$3,443.2
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.
(3) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.
As of December 31, 2016, $204.2 million of the Company's total debt was exposed to interest rate fluctuations, compared to $391.1 million as of December 31, 2015. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $2.0 million on an annual basis as of December 31, 2016, as compared to $3.9 million in 2015.
The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is the Company’s policy to enter into ISDA Master Agreements, with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.
The Company recently reviewed its fair value accounting principles under ASC 820 - Fair Value Measurements relating to the Company's interest rate swap portfolio, and determined it had not appropriately included counterparty credit risk in its fair value measurements relating to the above derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of the Company's interest rate swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the consolidated statements of operations in the line item "(Loss)/gain on derivative financial instruments". The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default.
Foreign currency risk
The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars due to the operations of the West Aquarius in Canada and as such, there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.
The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as "Foreign exchange gain/(loss)"; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
Credit risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.
Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 4 "Segment Information" for an analysis of the Company's revenue by customer. The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote given the strong credit rating of these banks.

Fair Values
GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
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
The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016		December 31, 2015
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	$767.6	$767.6	$319.0	$319.0
Amended senior secured credit facility	1,925.2	2,865.7	1,174.2	2,894.7
Other external debt facilities	581.8	621.4	697.6	697.6
Long-term debt to related party	153.3	160.3	306.0	306.0
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The loans under the Amended Senior Secured Credit Facilities are freely tradable and their fair value has been set equal to the price at which they were traded on December 31, 2016 and December 31, 2015. This has been categorized at level 1 on the fair value measurement hierarchy.
Loans under other external debt facilities being the $1,450 million Senior Secured Credit Facility, $420 million West Polaris Facility and long term debt with Seadrill are not freely tradable. For the year ended December 31, 2016, the fair value of the current and long term portion of these debt facilities was derived using the Discounted Cash Flow (DCF) model. A cost of debt of 8.34% was used to estimate the present value of the future cash flows. For the year ended December 31, 2015 these debt facilities were estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a regular basis. This is categorized at level 2 on the fair value measurement hierarchy.
Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	$2.4	—	2.4	—
Total assets	2.4	—	2.4	—

Current liabilities:
Derivative instruments - Interest rate swap contracts	(55.2)	—	(55.2)	—
Total liabilities	$(55.2)	—	(55.2)	—

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	$2.2	—	2.2	—
Total assets	2.2	—	2.2	—

Current liabilities:
Derivative instruments - Interest rate swap contracts (related party)	(84.2)	—	(84.2)	—
Total liabilities	$(84.2)	—	(84.2)	—
The fair values of interest rate swap contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as of December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company's traded debt, plus a curve profile and recovery rate. In the year ended December 31, 2016 the Company reviewed its fair value accounting principles under ASC 820 - Fair Value Measurements and amended its valuation technique for the fair value of its interest rate swaps to correctly include counterparty risk. The error in valuation technique did not result in a material misstatement in the Company's prior financial statements. Counterparty non-performance credit risk assumptions was not included in the fair value of interest rate swaps as of December 31, 2015.
Retained risk
a) Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.
b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not purchase loss of hire insurance on the T-15 and T-16.
c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius and West Polaris, up to $750 million per event and in the aggregate for the West Auriga and West Vela.
Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million. Effective May 16, 2016, the limit for the West Capricorn was reduced to $500.0 million. Effective May 23, 2016, the limit for the West Capella was reduced to $300.0 million. Effective August 17, 2016, the limit for the West Vencedor was reduced to $200.0 million. Effective December 16, 2016, the limit for the West Leo was reduced to $300.0 million. The reductions were due to no drilling activities.
The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
d) Windstorm Insurance
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The Company has renewed its policy to insure this windstorm risk for a further period starting May 1, 2017 through April 30, 2018.

Note 15 – Commitments and contingencies
Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. The Company's best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2016.
West Leo
The Company received notification of a force majeure occurrence on October 1, 2016 in respect of the West Leo which was operating for Tullow Ghana Limited ("Tullow") in Ghana. The Company filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. The Company does not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration.  Accordingly, the Company’s claim in the English High Court was amended to reflect this. In the event of termination for convenience, the Company is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $277.0 million plus interest.
Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2016 as we do not believe the loss to be probable.
The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company.
Pledged Assets
The book value of assets pledged under senior secured credit facilities, rig facilities and loan facilities at December 31, 2016 and 2015 was $5,340.2 million, and $5,546.1 million, respectively. Refer to Note 11 "Debt" for more information.
Purchase Commitments
At December 31, 2016 and 2015 the Company had no contractual purchase commitments.
Note 16 – Earnings per unit and cash distributions

	Year ended December 31,
(in US $ millions, except per unit data)	2016	2015	2014
Net income attributable to:
Common unitholders	$240.7	$184.1	$109.2
Subordinated unitholders	37.8	40.5	29.0
Seadrill member interest	2.5	32.6	—
Net income attributable to Seadrill Partners LLC owners	$281.0	$257.2	$138.2

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	75,278	62,374
Subordinated unitholders	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$3.20	$2.45	$1.75
Subordinated unitholders	$2.28	$2.45	$1.75

Cash distributions declared and paid in the period per unit (1) (2)	$0.7000	$1.7025	$1.6025

Subsequent event: Cash distributions declared and paid relating to the period per unit (2) (3):	$0.1000	$0.2500	$0.5675
(1) Refers to the cash distributions relating to the period declared and paid during the year.

(2) Distributions were declared and paid only with respect to the common units in 2016.
(3) Refers to the cash distribution relating to the period, declared and paid subsequent to the year-end.
Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), regardless of whether those earnings could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company’s board of directors to provide for the proper conduct of the Company’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).
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

•	Third, to the subordinated units, pro-rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter.
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

•
The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

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
Commencing with the distributions made in February 2016, in respect of the fourth quarter of 2015, no distributions have been made to the holders of the subordinated units and distributions to the common units have been below the minimum quarterly distribution. Arrearages in the payment of the minimum quarterly distribution on the common units must be settled before any distributions of available cash from operating surplus may be made in the future on the subordinated units.
The following distributions were paid to the incentive distribution rights holders for the years ending December 31, 2016, 2015 and 2014.

	Year ended December 31,
(in US $ millions)	2016	2015	2014
Distributions paid to incentive distribution rights holders	—	9.5	9.2
Note 17 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2016	2015	2014
Purchase of West Auriga, issuance of loan note to related party (1)	—	—	100.0
Purchase of West Vela, deferred consideration payable to related party (2)	—	—	73.7
Purchase of West Vela, contingent consideration payable to related party (2)	—	—	65.7
Purchase of the West Polaris, deferred consideration payable to related party (3)(4)	—	65.0	—
Purchase of the West Polaris, seller's credit payable to related party (3)	—	44.6	—
(1) The purchase of the West Auriga was financed in part by the issuance of a discount loan note: refer to Note 3 "Business acquisitions".
(2) The purchase of the West Vela was financed in part by deferred and contingent consideration: refer to Note 3 "Business acquisitions".
(3) The purchase of the West Polaris was financed in part by a seller's credit and deferred consideration: refer to Note 3 "Business acquisitions".
(4) The contingent consideration payable to Seadrill was reduced by a measurement period adjustment in the year ended December 31, 2015. Refer to Note 3 "Business acquisitions".
Note 18 – Subsequent Events
Distribution declared
On January 30, 2017, the Company declared a distribution for the fourth quarter of 2016 of $0.1000 per common unit, which was paid on February 14, 2017 to common unitholders of record on February 7, 2017.
West Aquarius
In January 2017, Seadrill Partners was awarded a firm two-well contract plus a two-well option with Statoil Canada Ltd for the West Aquarius offshore eastern Canada. The contract is expected to commence in the second quarter of 2017 following the conclusion of the current contract with Hibernia in early April 2017.  In April 2017, Seadrill Partners secured a one-well contract with BP Canada Energy Group ULC for the West Aquarius in eastern Canada. The contract is expected to commence in the second quarter of 2018.
West Capella
In March 2017, Seadrill Partners secured a one-well contract with Total E&P Cyprus B.V. for the West Capella in Cyprus. The contract is expected to commence in the second half of 2017.
Amendments to certain credit facilities
In April 2017, Seadrill, on behalf of the Company, and Seadrill's banking group agreed to extend a series of key dates as part of Seadrill's ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.
These covenants relate to the following secured credit facilities:

•	$1,450 million Senior Secured Credit Facility;

•	$420 million West Polaris Facility; and

•	$440 million Rig Financing Agreement.

West Capricorn
In April 2017, Seadrill Partners LLC received notification from BP for the West Capricorn to commence preparing for return to operations. The unit will remain on extended standby rate until returning to normal contractual dayrates on July 1, 2017.