Form 20-F
period 2017-12-31
SEADRILL LTD
filed 2018-04-13
CIK 1351413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, there were 504,518,940 shares, par value $2.00 per share, of the Registrant’s common stock outstanding.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]

Non-accelerated filer [_]	Emerging growth company [_]

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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
the impact of active negotiations and contingency planning efforts with respect to a comprehensive restructuring of our debt under Chapter 11 proceedings with the U.S. Bankruptcy Court for Southern District of Texas, Victoria division, the outcome of which is uncertain.

•	our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing;

•	our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;

•	the length of time that we will operate under Chapter 11 protection;

•	risks associated with third-party motions in the Chapter 11 proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;

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

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•	effects of remediation efforts to address the material weakness discussed in "Item 15. Controls and Procedures" below;

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

References in this annual report to “Seadrill Partners,” “SeaMex” and “Archer” refer to companies in which we have direct or indirect investments, Seadrill Partners LLC, SeaMex Limited, and Archer Limited, respectively. Our investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH are together referred to as “Seabras Sapura.” We previously held investments in Sapura Energy Berhad, which was formerly known as SapuraKencana Petroleum Berhad, together referred to as “SapuraKencana.”

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

Unless otherwise indicated, all references to “US$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€” are to euros, all references to “£” or “GBP” are to pounds sterling, all references to “NOK” are to Norwegian krone and all references to “SEK” are to Swedish krona.

A.	SELECTED FINANCIAL DATA

Our selected statement of operations and other financial data with respect to the fiscal years ended December 31, 2017, 2016 and 2015 and our selected balance sheet data as of December 31, 2017 and 2016 have been derived from our consolidated financial statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.

Our selected Statement of Operations and other financial data for the fiscal years ended December 31, 2014 and 2013 and our selected balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from the consolidated financial statements that are not included herein.

The following table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and notes thereto, which are included herein. Our Consolidated Financial Statements are maintained in U.S. dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information" of our Consolidated Financial Statements included herein.

We deconsolidated our investments in Seadrill Partners on January 2, 2014, and deconsolidated our investments in SeaMex, on March 10, 2015. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

	Year ended December 31,
	2017	2016	2015	2014	2013

		(In millions of U.S. dollars except common share and per share data)
Statement of Operations Data:
Total operating revenues	2,088	3,169	4,335	4,997	5,282
Net operating (loss)/ income	(728)	1,026	1,019	2,279	2,098
Net (loss)/income	(3,102)	(155)	(635)	4,087	2,786
(Loss)/earnings per share, basic	(5.89)	(0.36)	(1.29)	8.32	5.66
(Loss)/earnings per share, diluted	(5.89)	(0.36)	(1.29)	8.30	5.47
Dividends paid	—	—	—	1,415	1,287
Dividends paid per share	—	—	—	2.98	2.74
Dividends declared per share *	—	—	—	2.00	3.72

 * Includes the fourth quarter dividends for 2013 that were declared subsequent to the year end in the first quarter of the following year.

	Year ended December 31,
	2017	2016	2015	2014	2013

		(In millions of U.S. dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	1,255	1,368	1,044	831	744
Drilling units	13,216	14,276	14,930	15,145	17,193
Newbuildings	248	1,531	1,479	2,030	3,419
Investment in associated companies	1,473	2,168	2,592	2,898	140
Goodwill	—	—	—	604	1,200
Total assets	17,982	21,666	23,439	26,297	26,048
Long-term debt (including current portion) (1)	8,699	9,514	10,543	12,475	13,314
Common share capital	1,008	1,008	985	985	938
Total equity	6,959	10,063	10,068	10,390	8,202
Common shares outstanding (in millions)	504.5	504.4	492.8	492.8	469.0
Weighted average common shares outstanding (in millions)	504.5	501.0	492.8	478.0	469.0
Other Financial Data:
Net cash provided by operating activities	399	1,184	1,788	1,574	1,695
Net cash provided by/ (used in) by investing activities	329	328	(190)	66	(2,964)
Net cash (used in)/provided by financing activities	(846)	(1,206)	(1,370)	(1,521)	1,695
Capital expenditures (2)	(150)	(231)	(1,041)	(3,168)	(4,463)

(1)	Includes $7,705 million which has been reclassified into liabilities subject to compromise in 2017.
(2) Capital expenditures include additions to drilling units and equipment, additions to newbuildings, as well as payments for long-term maintenance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of our common shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2017. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risk Relating to the Bankruptcy Proceedings
We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.
On September 12, 2017, we entered into a restructuring support and lock-up agreement (the “RSA”) with a group of bank lenders, bondholders, certain other stakeholders, and new-money providers (collectively, the “Consenting Stakeholders”). Our consolidated subsidiaries North Atlantic Drilling Ltd. (“NADL”) and Sevan Drilling Limited (“Sevan”), together with certain other of our consolidated subsidiaries also entered into the RSA (collectively with Seadrill, the “Company Parties”). Ship Finance International Limited and three of its subsidiaries (“SFL”), which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into an investment agreement (the “Investment Agreement”) under which Hemen Investments Limited, an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and a consortium of additional investors, including the bondholder parties to the RSA (collectively, the “Commitment Parties”), committed to provide up to $1.06 billion in new cash, subject to certain terms and conditions.
On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, the Company Parties (collectively, the “Debtors”) commenced prearranged reorganization proceedings (the “Chapter 11 proceedings”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”).
Subsequent to September 12, 2017, the Debtors negotiated with their various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”) and ship yards with which the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the “Committee”) and other major creditors in their Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.
In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). By the voting deadline of April 5, 2018, the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan.
We are subject to a number of risks and uncertainties associated with the Chapter 11 proceedings, which may lead to potential adverse effects on our liquidity, results of operations or business prospects. We cannot assure you of the outcome of the Chapter 11 proceedings. Risks associated with the Chapter 11 proceedings include the following:

•	our ability to continue as a going concern;

•	our ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 proceedings and the outcomes of Bankruptcy Court rulings of the proceedings in general;

•	our ability to comply with and to operate under the cash collateral order and any cash management orders entered by the Bankruptcy Court;

•
the length of time we will operate under the Chapter 11 proceedings and our ability to successfully emerge, including with respect to obtaining any necessary regulatory approvals and to complete certain corporate reorganizations;

•	our ability to negotiate, confirm and consummate a plan of reorganization with respect to the Chapter 11 proceedings;

•
risks associated with third party motions, proceedings and litigation in the Chapter 11 proceedings, including by third parties that are not party to the RSA or the Investment Agreement, which may interfere with our plan of reorganization;

•	the ability to maintain sufficient liquidity throughout the Chapter 11 proceedings;

•	increased costs related to the bankruptcy filing, operating in Chapter 11 and other litigation;

•	our ability to manage contracts that are critical to our operation, and to obtain and maintain appropriate credit and other terms with customers, suppliers and service providers;

•	our ability to attract, retain and motivate key employees;

•	our ability to obtain the necessary debt and equity financing as described in our investment agreement;

•	the disposition or resolution of all pre-petition claims against us; and

•	our ability to maintain existing customers and vendor relationships and expand sales to new customers.
The Chapter 11 proceedings limit the flexibility of our management team in running the Debtors’ business.
While we operate our business as debtors-in-possession under supervision by the Bankruptcy Court, we are required to obtain the approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions as described therein, including activities and transactions that are outside the ordinary course of business. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in our Chapter 11 proceedings, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit our ability to respond quickly to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, we could be prevented from engaging in activities and transactions that we believe are beneficial to us.
Additionally, the terms of the cash collateral order entered by the Bankruptcy Court will limit our ability to undertake certain business initiatives. These limitations may include, among other things, our ability to:

•	sell assets outside the normal course of business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	grant liens;

•	incur debt for borrowed money outside the ordinary course of business;

•	prepay pre-petition obligations; and

•	finance our operations, investments or other capital needs or to engage in other business activities that would be in our interests.
The Chapter 11 proceedings may disrupt our business and may materially and adversely affect our operations.
We have attempted to minimize the adverse effect of the Chapter 11 proceedings on our relationships with our employees, suppliers, customers and other parties. Nonetheless, our relationships with our customers, suppliers and employees may be adversely impacted by negative publicity or otherwise and our operations could be materially and adversely affected. In addition, the Chapter 11 proceedings could negatively affect our ability to attract new employees and retain existing high performing employees or executives, which could materially and adversely affect our operations.
The Investment Agreement is subject to significant conditions and milestones which may be difficult for us to satisfy.
We and the other Company Parties entered into the Investment Agreement with the Commitment Parties, pursuant to which, among other things, the Commitment Parties have committed to provide up to $1.08 billion in new cash. The obligations of the Commitment Parties under the Investment Agreement are subject to certain material conditions and milestones, including with respect to confirmation of the Plan, and the occurrence of the effective date of the Plan prior to an outside date. Our ability to timely complete such milestones is subject to risks and uncertainties that may be beyond our control. If the Commitment Parties are not required to provide the new cash under the Investment Agreement, the Plan may not be confirmed or may not become effective, in which case we would need to develop an alternative plan of reorganization.
The RSA is subject to significant conditions which may be difficult for us to satisfy.
We and the other Company Parties entered into the RSA pursuant to which, among other things, we agreed to file the Plan. While the Consenting Stakeholders who are entitled to vote have agreed to vote in favor of the Plan when properly solicited to do so, there are certain material conditions that must be satisfied, including our timely filing of the Plan and taking all steps reasonably necessary and desirable to consummate the restructuring transactions in accordance with the RSA, and certain events under which the RSA may be terminated, including upon certain terminations of the Investment Agreement or upon entry of an order of the Bankruptcy Court denying the confirmation of the Plan. Our ability to satisfy such conditions or avoid such termination events is subject to risks and uncertainties that may be beyond our control. If the Consenting Stakeholders who are entitled to vote are not required to vote for the Plan, the Plan may not be confirmed, in which case we would need to develop an alternative plan of reorganization.

We may not be able to obtain Bankruptcy Court confirmation of the Plan or may have to modify the terms of the Plan.
Although we have received approval of the Plan by each class of holders of claims and interests entitled to vote (a “Voting Class”), the Bankruptcy Court may, as a court of equity, exercise substantial discretion and could choose not to confirm the Plan. Bankruptcy Code Section 1129 requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization for the Debtors, and that the value of distributions to dissenting holders of claims and interests will not be less than the value such holders would receive if the Debtors liquidated under Chapter 7 of the Bankruptcy Code. Although we believe that the Plan will satisfy such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.
Confirmation of the Plan will also be subject to certain conditions. These conditions may not be met and there can be no assurance that we and the Consenting Stakeholders will agree to modify or waive such conditions as required under the RSA. Further, changed circumstances may necessitate changes to the Plan. Any such modifications could result in less favorable treatment of any non-accepting class, as well as any classes junior to such non-accepting class, than the treatment that will currently be provided in the Plan in accordance with the RSA. Such less favorable treatment could include a distribution of property (including new securities) to the class affected by the modification of a lesser value than what the RSA contemplates will be provided in the Plan or no distribution of property whatsoever under the Plan. Changes to the Plan may also delay the confirmation of the Plan and the Debtors’ emergence from bankruptcy.
The Plan may not become effective.
In the event the Plan is confirmed by the Bankruptcy Court, it may not become effective because it is subject to the satisfaction of certain conditions precedent (some of which are beyond our control). There can be no assurance that such conditions will be satisfied, and therefore, that the Plan will become effective and that the Debtors will emerge from the Chapter 11 proceedings as contemplated by the Plan. If the transactions contemplated by the Plan are not completed, it may become necessary to amend the Plan. Any new plan of reorganization would require the approval of the Bankruptcy Court and the approval of the required creditors, which could subject the Debtors to more lengthy and costly Chapter 11 proceedings. The Investment Agreement requires that the Plan be consummated by an outside date.
We may have insufficient liquidity for our business operations during the Chapter 11 proceedings.
Although we believe that we will have sufficient liquidity to operate our businesses during the pendency of the Chapter 11 proceedings, there can be no assurance that the revenue generated by our business operations and cash made available to us under the cash collateral order or otherwise in our restructuring process will be sufficient to fund our operations, especially as we expect to incur substantial professional and other fees related to our restructuring. We have not made arrangements for financing in the form of a debtor-in-possession credit facility, or DIP facility. In the event that revenue flows and other available cash are not sufficient to meet our liquidity requirements, we may be required to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable. If, for one or more reasons, we are unable to obtain such additional financing, we could be required to seek a sale of the company or certain of its material assets or our businesses and assets may be subject to liquidation under Chapter 7 of the Bankruptcy Code, and we may cease to continue as a going concern.
Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
Any plan of reorganization that we may implement could affect both our capital structure and the ownership, structure and operation of our businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to substantially change our capital structure, (ii) our ability to restructure our corporate organization, including the introduction of two intermediate holding companies and a new group that will issue new secured notes under the terms of the Plan, (iii) our ability to obtain adequate liquidity and financing sources, (iv) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (v) our ability to retain key employees and (vi) the overall strength and stability of general economic conditions in the global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.
In addition, any plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, net income, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure and our corporate structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.
As a result of the Chapter 11 proceedings, realization of assets and liquidation of liabilities are subject to uncertainty.
While operating under the protection of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, we may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in our consolidated financial statements.

As a result of the Chapter 11 proceedings, our historical financial information may not be indicative of our future financial performance.
Our capital structure and our corporate structure will likely be altered under any plan of reorganization ultimately confirmed by the Bankruptcy Court. Under fresh start accounting and reporting rules that may apply to us upon the effective date of a plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated surplus would be restated to zero. Accordingly, if fresh start reporting rules apply, our financial condition and results of operations following our emergence from Chapter 11 proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. In connection with the Chapter 11 proceedings and the development of a plan of reorganization, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to our consolidated financial position and results of operations in any given period.
Trading in our securities during the term of the Chapter 11 proceedings is highly speculative and poses substantial risks.
Trading in securities of an issuer in bankruptcy is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. While the Plan provides for, under certain circumstances, some recoveries to holders of our debt securities, and, under certain circumstances, recoveries of 2% to our equity holders, we can provide no assurances that the Plan will be confirmed and consummated, whether such certain circumstances will arise and the amount of any recoveries. Therefore, we can give no assurance at this time whether holders of our debt securities or our equity securities will receive any distribution with respect to, or be able to recover any portion of, their investments. Trading prices for our securities may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the Chapter 11 proceedings.
We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in our securities.

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
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries or OPEC, to set and maintain levels of production and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

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
The oil and gas drilling industry is cyclical and is currently in a prolonged downcycle. The price of Brent crude has fallen from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As at March 31, 2018, the price of Brent crude was approximately $70 per barrel. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers’ demand for our services in 2018, due to significant decreases in budgeted expenditures for offshore drilling.
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
In the current environment, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
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

There is substantial doubt regarding our ability to continue as a going concern.
As described in Note 1 "General information" to our Consolidated Financial Statements included herein, we do not currently expect that our cash flows from operations would be sufficient to repay our indebtedness and, accordingly, we have sought a reorganization under Chapter 11 of the Bankruptcy Code. The accompanying Consolidated Financial Statements have been prepared on the basis of accounting principles applicable to a going concern. Our ability to continue as a going concern is contingent upon, among other things, our ability to: (i) develop and successfully implement a restructuring plan within the timeframe required by the terms of the RSA and the Investment Agreement, (ii) comply with the covenants contained in the cash collateral order, including compliance with the approved budget, and the covenants contained in any post-restructuring financing arrangements, (iii) reduce debt and other liabilities through the restructuring process, (iv) generate sufficient cash flow from operations and (v) obtain financing sources to meet our future obligations. The accompanying consolidated financial statements also do not include any adjustments that might be necessary should we be unable to continue as a going concern. We believe the consummation of a successful Chapter 11 proceeding is critical to our continued viability and long-term liquidity. While we are working towards achieving these objectives, there can be no certainty that we will be successful in doing so.
We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing facilities on acceptable terms.
As at December 31, 2017, we had $9,015 million in principal amount of interest-bearing debt (including related party debt of $314 million), representing approximately 130% of our total net assets, of which $6,367 million was secured by, among other things, liens on our drilling units. We expect to amend our secured credit facilities and to equitize certain of our unsecured debt under the terms of the Plan. Nonetheless, our outstanding indebtedness and future indebtedness that we may incur could affect our future operations, since a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns, and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. The amendments to our secured credit facilities under the terms of the Plan may introduce additional restrictive covenants, as well as revise certain financial tests we must meet. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.
Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Our ability to amend our existing secured credit facilities and to refinance or retire other indebtedness is dependent on our effecting the terms of the Plan as contemplated by the RSA. Please also see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”
The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
Our credit facility agreements (as amended in April 2016 and as further amended to date) impose operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to undertake certain business activities without consent of the lending banks. These restrictions include:

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
In addition, certain of our debt agreements, including those expected to be amended in accordance with the terms of the Plan, require us to maintain specified financial ratios and to satisfy financial covenants, including ratios and covenants that pertain to, among other things, our total equity, our total indebtedness and the market value of our drilling units. During the years ended December 31, 2017, 2016 and 2015, we recognized impairment charges of $841 million, $895 million and $1,285 million relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector. During the year ended December 31, 2015, we recognized an impairment charge on goodwill of $563 million on our floater and jack-up segments. In the future, we may be required to record additional impairment charges to our investments or other assets. Any further impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements. The amendments to our secured credit facilities under the terms of the Plan may introduce additional restrictive covenants, as well as revise certain financial tests we must meet. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.
If we are unable to comply with any of the restrictions and covenants in our debt agreements, or in current or future debt financing agreements, and we are unable to obtain a waiver or amendment from our lenders for such noncompliance, a default could occur under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. All of our external facility agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our drilling units and certain other assets also serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As at December 31, 2017, we had $6,367 million of interest-bearing debt secured by, among other things, liens on our drilling units and certain other assets. We expect that, under the terms of the Plan, additional security under the amended secured credit facilities will be granted to our lenders.
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
Borrowings under our credit facilities, which are subject to certain covenants, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of our newbuilding drilling units outside Debtor entities, which as at December 31, 2017 was $1.7 billion. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units.
If we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we could be prevented from realizing potential revenues from these projects. We could also lose all or a portion of yard payments that were paid by us, which as at December 31, 2017 amounted to $0.2 billion, and we could be liable for penalties and damages under such contracts.
As part of the Chapter 11 proceedings the Debtors negotiated with their various creditors, including ship yards with which the Debtors had a contractual relationship to new build units. On February 26, 2018, the Debtors announced a global settlement with various creditors, including Samsung and DMSE, two of the Debtors’ newbuild shipyards. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement is contingent on confirmation of the Plan. We can give no assurances that the Plan will be confirmed or that we will not be required to change the terms of the Plan.
For more information, see "-We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us” and “-The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.”
Certain of our affiliated or related companies may be unable to service their debt requirements and comply with the provisions contained in their loan agreements.
The failure of certain of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on us. Such affiliated and related companies include (i) our subsidiaries, NADL, AOD and Sevan Drilling, (ii) certain subsidiaries of Ship Finance, (iii) SeaMex and (iv) Seabras Sapura.
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
We have provided guarantees over NADL’s, AOD's and Sevan Drilling's senior secured debt and we may not have sufficient funds to repay lenders in full if they seek to enforce the guarantees.  To the extent such debt becomes classified as “current” in the financial statements of our affiliated companies, we may be required under applicable accounting standards to mark such indebtedness as “current” in our Consolidated

Financial Statements.  The characterization of the indebtedness in our Consolidated Financial Statements as “current” may, among other things, adversely impact our compliance with the covenants contained in our existing and future debt agreements.
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
We also provide financial guarantees over Seabras Sapura's senior secured credit facility agreements in order to part fund the acquisition of its pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provide several guarantees on a 50:50 basis for five of the vessels and one vessel on a joint and several basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed as of December 31, 2017 was $698 million.
If Seabras Sapura is unable to meet its obligations under the above references credit facilities, the lenders could look to us to meet such liabilities.
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
We currently have purchase commitments for eight jack-up rigs under construction and an option to acquire one semi-submersible rig. Of the rigs under construction, none have drilling contracts that commence upon delivery.
Excluded from the above are four drillships which were terminated as part of the Chapter 11 proceedings in which the Debtors negotiated and announced a global settlement with various creditors, including Samsung and DSME, two of the Debtors’ newbuild shipyards, which hold two newbuild contracts each. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement is contingent on confirmation of the Plan. We can give no assurances that the Plan will be confirmed or that we will not be required to change the terms of the Plan.
In addition, NADL had agreed with Jurong to, among other things, delay taking delivery of the West Rigel until July 6, 2018, at which point, if NADL had not secured acceptable employment for the rig, it was to be sold into a joint asset holding company with Jurong. We were advised by Jurong that they are working on a specific 3rd party sale of the rig and, on April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million.
Borrowings under our current credit facilities, which are subject to certain conditions, and available cash on hand are not sufficient to pay the remaining installments related to our contracted commitments of our newbuilding drilling units not held by Debtor entities, which as at March 31, 2018 was $1.7 billion. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these drilling units, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due under our newbuilding contracts, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild units, we would be prevented from realizing potential revenues from these projects, we could also lose all or a portion of our yard payments that were paid by us, which as at March 31, 2018 amounted to $0.2 billion, and we could be liable for penalties and damages under such contracts. Following such potential defaults we would also be exposed under cross-default provisions in our loan financing agreements.
Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
In the current market conditions, some of our customers may seek to terminate their agreements with us. Examples include, but are not limited to: the termination of the West Epsilon effective September 27, 2016; the termination of the West Pegasus effective August 16, 2016; the termination of the West Hercules effective May 20, 2016; and the termination of the Sevan Driller effective March 30, 2016.
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
As of March 31, 2018, our contract backlog was approximately $2.4 billion. The contract backlog presented in this annual report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract.
For example, in February 2016, we extended the contract for the West Tellus with Petrobras by 18 months in exchange for a dayrate reduction on the current contract, resulting in an increase in contract backlog of $32 million; in May 2016, we received a notice of termination from Statoil for the West Hercules drilling contract that decreased our contract backlog; in August 2016, we received a notice of termination from Pemex for the West Pegasus drilling contract, resulting in a backlog reduction of $266 million; and in September 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, resulting in a backlog reduction.
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
As at March 31, 2018, we had ten contracts that expire in 2018, eight contracts that expire in 2019, two contracts that expire in 2020, and contracts that expire in each of 2021, 2027 and 2028. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
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
If we are unable to secure contracts for our drilling units, including for when newbuildings are delivered to us and upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at March 31, 2018, we had seventeen units either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “-Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs and cost-overruns on our newbuild projects.”
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
The market values of drilling units have been trending lower as a result of the recent continued decline in the price of oil, which has impacted the spending plans of our customers. During 2017, the estimated fair value of our drilling units, based upon various broker valuations, has decreased by approximately 16% (this also includes the effect of the increasing rig ages by one year). In addition, on April 29, 2017, we reached agreement with Shelf Drilling to sell the West Triton, West Mischief and West Resolute for total consideration of $225 million. As the book value on disposal was $391 million, a $166 million loss on disposal was recognized.
If the offshore drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

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
If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. Additionally, if we sell one or more of our drilling units at a time when drilling unit prices have fallen and before we have recorded an impairment adjustment to our Consolidated Financial Statements, the sale price may be less than the drilling unit’s carrying value in our Consolidated Financial Statements, resulting in a loss on disposal and a reduction in earnings and cause us to breach the covenants in our finance agreements. For more information see “-The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations”, and “-The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.”
Under certain of our secured bank credit facilities, we are required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.
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
We rely on a small number of customers.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. As at March 31, 2018, our five largest customers accounted for approximately 90% of our future contracted revenues, or contract backlog. In addition, mergers among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outline above. Please see "-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".
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
The majority of our contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semiannually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond our control.
In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized.
As at March 31, 2018, we had an outstanding newbuilding order book with Dalian for an additional eight drilling units with corresponding contractual yard and other payment commitments totaling $1.7 billion. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure, terrorist acts, war, piracy or civil unrest. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. New drilling rigs may also experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.

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
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers or “BOPs” and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.
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
In the years ended December 31, 2017, 2016 and 2015, 17%, 15% and 20%, respectively, of our contract revenues were derived from our Brazilian operations, particularly from our contract with Petrobras. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, changes in legislation price controls, currency devaluations, capital controls and limits on imports. Further changes to monetary policy, the regulatory environment of our industry, and legislation could impact our performance.
Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Certain of these companies are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários). Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies, have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with us have been identified in the Lava Jato investigation and the investigations by the Brazilian authorities are ongoing. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation could adversely affect our business and operations.
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
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the United Nation’s International Maritime Organization, or the IMO, the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 or the BWM Convention, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard, or the USCG, the U.S. Environmental Protection Agency, or the EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, the U.S. Outer Continental Shelf Lands Act, certain regulations of the European Union, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
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
We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. We interact with government regulators, licensors, port authorities and other government entities and officials. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA and the Bribery Act 2010 of the United Kingdom or the U.K. Bribery Act.
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
If our drilling units are located in countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common shares could be adversely affected.
The U.S. and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S. and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.
In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the Commission after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any violation conducted by us or by any affiliate, which is likely to trigger such a disclosure requirement.
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
On October 13, 2017, the current U.S. administration announced it would not certify Iran's compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or re-instate any sanctions. However, they have criticized the JCPOA and threatened to withdraw the U.S. from the JCPOA. Further, the administration must periodically renew sanction waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA.
OFAC acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. Moreover, in August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC sanctions targeting Venezuela have likewise increased in the past year, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country.

In addition to the sanctions against Iran, subject to certain limited exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing and enforcing sanctions regimes.

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
Certain parties with whom we have entered into contracts may be the subject of sanctions imposed by the United States, the European Union or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Such sanctions may prevent us from closing the previously announced transactions between our subsidiary NADL and Rosneft, or performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and results of operations, and adversely affect our business reputation. We may also lose business opportunities to companies that are not required to comply with these sanctions.
As stated above, we believe that we are in compliance with all applicable economic sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage, or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our shares. Additionally, some investors may decide to divest their interest, or not to invest, in our shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
The market value of our equity interest in these companies has been, and may continue to be, volatile and has fluctuated, and may continue to fluctuate, in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, dividends from Seadrill Partners may be reduced or cancelled going forward as they have been in the past.
During the years ended December 31, 2017, 2016 and 2015 we recognized charges of $841 million, $895 million and $1,285 million respectively relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector. Please see Note 8 "Impairment loss on marketable securities and investments in associated companies” to our Consolidated Financial Statements included herein for further information.
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
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, in some regions, such as Brazil and Western Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for qualified personnel, or as a result of our Chapter 11 proceedings, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

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
In order to finance our growth we have incurred significant amounts of debt. With the exception of some of our bonds, the majority of our debt arrangements have floating interest rates. As such, following our emergence from Chapter 11 proceedings, significant movements in interest rates could have an adverse effect on our earnings and cash flow. We had previously managed our exposure to interest rate fluctuations through interest rate swaps that effectively fixed a part of our floating rate debt obligations. These swaps were terminated on September 13, 2017 as a result of entering Chapter 11.
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
Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.
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
In addition, the United States in December 2017 enacted major tax reform legislation.  This could lead to a material increase in the amount of overall U.S. tax liabilities of the group if it reduces the tax deductions for certain payments our U.S. operating companies make to non-U.S. rig owners. The extent of the impact is still being analyzed especially given a number of subsequent regulations which may be issued and will need to be interpreted with advisers as necessary.
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
To the extent claims are filed on existing litigious matters, those claims are being adjudicated as part of the Chapter 11 proceedings.
For additional information on litigation matters that we are currently involved in, please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts, or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations, or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings”.
We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
Our principal shareholder is Hemen Holding Limited, or Hemen. Many of our directors also serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. Please see “Item 6. Directors, Senior management and Employees-C. Board Practices” for more information.
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
If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common stock price could decline.
Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2017, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.
If we are unable to maintain effective internal controls over financial reporting and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of common shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.
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
Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.
We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.
In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the European Union and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business.

For example, the European Union and U.S. Privacy Shield framework was designed to allow for legal certainty regarding transfers of data. However, the agreement itself faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and compliance obligations with regards to cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations of the European Union is enforceable in all 28 EU member states as of May 25, 2018 and will require us to undertake enhanced data protection safeguards, with fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach.

Risks Relating to Our Common Shareholders

The market price of our common shares has declined significantly. As a result of the trading price of our common shares and our Chapter 11 proceedings, our common shares may be subject to a trading suspension or delisting from the NYSE.

Our common shares are currently listed on the New York Stock Exchange ("NYSE"), and have been trading below $1.00 since April 4, 2017. Under the continued listing rules for the NYSE, we are required to comply with various continued listing standards, including the maintenance of a minimum average closing price of at least $1.00 per share during a consecutive 30 trading-day period. On May 4, 2017, we were notified by the NYSE that we were no longer compliant with the minimum average closing price continued listing standard.
Additionally, under the continued listing rules, a company that files or announces an intent to file for relief under Chapter 11 of the Bankruptcy Code may be subject to immediate suspension and delisting, subject to, among other things, an evaluation by the NYSE of recoveries to existing shareholders under the proposed plan of reorganization. We have been in communication with the NYSE and, to date, our common shares have continued to trade on the NYSE.
In addition to potentially commencing suspension or delisting procedures in respect of our common shares if we fail to meet other continued listing standards, our common shares could be suspended from trading and delisted pursuant to Section 802.01 of the NYSE Listed Company Manual if the trading price of our common shares on the NYSE is abnormally low, which has generally been interpreted to mean at levels below $0.16 per share.
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
The market price of our common shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of our Chapter 11 proceedings, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common shares. If an active trading market for our common shares does not continue, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our common shares, which could have an adverse effect on the realized price of our common shares. In addition, an adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities. For our share price history, please see “Item 9. The Offer and Listing-A. Offer and Listing Details.”
We may not pay dividends in the future.
Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors, or the Board, and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future. As part of additional amendments to other covenants contained in our senior secured credit facilities in April 2016, as further amended in 2017, we are currently restricted from paying dividends or making distributions effectively until a restructuring of our senior secured credit facilities is agreed to, including the extension of their tenor and the amendment of financial covenants. During the Chapter 11 proceedings, we would need to seek approval of the Bankruptcy Court to pay any dividend. We do not expect to seek such approval during the Chapter 11 proceedings.

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
Several provisions of our bye-laws may have anti-takeover effects. These provisions may avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider to be in its best interests. For more detailed information, please see “Item 10. Additional Information.”

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

Through a number of acquisitions of companies, secondhand units and contracts for newbuildings, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 4,328 skilled employees. As of March 31, 2018, we had a fleet of 35 offshore drilling units consisting of 12 semi-submersible rigs, 7 drillships and 16 jack-up rigs in operation, and contracts for the construction of 8 jack-up rigs and an option to acquire 1 semi-submersible rig. Of the total fleet, 17 are currently idle. Please see “Item 4. Information on the Company—D. Property, Plant and Equipment,” for further information on our fleet of drilling units and newbuildings.

Our Majority-Owned Subsidiaries
NADL, a controlled subsidiary, is a Bermuda company formed in 2011 that focuses entirely on harsh environment offshore drilling operations. In January 2014, NADL completed its initial public offering in the United States of 13,513,514 common shares at $9.25 per share. On September 12, 2017, NADL, Seadrill Limited and certain other of Seadrill's consolidated subsidiaries commenced prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Code in the Southern District of Texas. As a result of Chapter 11 proceedings, the NYSE delisted NADL's common stock in October 2017. For the year ended December 31, 2017, NADL contributed $258 million (or 12%) to our revenues, and a $133 million loss (or 18%) to our operating loss. The outstanding debt of NADL as of December 31, 2017 amounted to $1,998 million (or 23%), of which $1,089 million is guaranteed by Seadrill. On filing for Chapter 11, the outstanding debt balance is held as a "liability subject to compromise" in the Consolidated Balance Sheet as at December 31, 2017. As of March 31, 2018, we owned approximately 70.4% of NADL’s outstanding common shares, some of which trade over the counter in the United States and some of which are listed on the Norwegian Over-the-Counter Exchange, or Norwegian OTC, under the symbol “NADL.”

Sevan Drilling, a controlled subsidiary, is a Bermuda company that focuses on owning and operating drilling units and specializes in the ultra-deepwater segment. As of March 31, 2018, we owned 50.1% of the outstanding shares in Sevan Drilling. Sevan Drilling’s common shares trade on the OSE under the symbol “SEVDR.” On September 12, 2017, Sevan, Seadrill Limited and certain other of Seadrill's consolidated subsidiaries commenced prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Code in the Southern District of Texas. As a result of the bankruptcy proceedings, The Oslo Børs suspended the trading of Sevan Drilling shares under The Stock Exchange Act section 25(1) in September 2017. For the year ended December 31, 2017, Sevan Drilling contributed $198 million (or 9%) to our revenues, and a $65 million loss (or 9%) to our operating loss. The outstanding debt of Sevan Drilling as of December 31, 2017 amounted to $856 million (or 10%), all of which is guaranteed by Seadrill. On filing for Chapter 11, the outstanding debt balance is held as a "liability subject to compromise" in the Consolidated Balance Sheet as at December 31, 2017.

AOD, a controlled subsidiary, is a company incorporated in Bermuda that owns three high-specification jack-up drilling rigs, which are leased to a Seadrill operating subsidiary. As of March 31, 2018, we owned 66.2% of the outstanding shares in AOD. For the year ended December 31, 2017, AOD contributed $60 million (or 3%) and $17 million (or -2%) to our revenue and operating income, respectively. The outstanding debt of AOD as of December 31, 2017 amounted to $210 million (or 2%), which is guaranteed by Seadrill.

Investments in Other Companies
In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We currently have the following significant equity investments, among others, in other companies in our industry:

•
Seadrill Partners, an associated company, is a Marshall Islands limited liability company that focuses on owning and operating offshore drilling rigs under long-term contracts with major oil companies. Seadrill Partners was previously a consolidated subsidiary of Seadrill, but as of January 2, 2014, we deconsolidated Seadrill Partners from our Consolidated Financial Statements. As of March 31, 2018, we own 46.6% of the outstanding limited liability interests of Seadrill Partners, which includes outstanding common and subordinated units. Seadrill Partners’ common units trade on the NYSE under the symbol “SDLP”. We also own significant non-controlling interests in various subsidiaries of Seadrill Partners.

•
Archer is a global oilfield service company that specializes in drilling and well services. As of March 31, 2018 we own 15.7% of the outstanding common shares of Archer. In addition we provide various performance and supplier guarantees on behalf of Archer. The total outstanding guarantees to Archer as of December 31, 2017 were $18 million.

As part of their financial restructuring, Archer completed two share issuances in March and April 2017, which diluted Seadrill's ownership interest in Archer to 39.7% as at December 31, 2016 to 15.7% as at December 31, 2017. Following these events we concluded that we no longer have significant influence over Archer's financial and operating decisions, primarily as a result of the reduction in our shareholding and the significant reduction in our interests in related debt and guarantees. Our investment in Archer was derecognized as an investment in associate and recognized as an available-for-sale security.

As part of Archer’s restructuring plans we have also agreed to convert $146 million outstanding in subordinated loans, fees, and interest provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on March 2, 2017. The convertible loan had a fair value of $52 million as at December 31, 2017.

On April 25, 2017, as part of our restructuring plans, we signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. On June 6, 2017, we signed and closed an agreement with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment of approximately $3 million.

•
Seabras Sapura is a group of related companies that construct, own and operate pipe-laying service vessels in Brazil. As of March 31, 2018, we have a 50% ownership stake in each of these companies. We have provided Seabras Sapura with various loans to finance working capital and financial guarantees. The total amount of loans outstanding as of December 31, 2017 was $99 million and the total amount guaranteed as of December 31, 2017 was $698 million.

•
SeaMex, a joint venture, that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. As of March 31, 2018, we had a 50% ownership stake in SeaMex. The other 50% was owned by an investment fund controlled by Fintech Advisory Inc., ("Fintech"). SeaMex was deconsolidated from our Consolidated Financial Statements on March 10, 2015. We have provided a $250 million seller’s credit to SeaMex, and made available a subordinated unsecured credit facility of $20 million, which is to be provided by both Seadrill and Fintech at a ratio of 50% each. The unsecured credit facility matured at the end of December 2016.

In addition, we have entered into sale and leaseback agreements for three drilling units: the West Taurus, West Hercules and West Linus with Ship Finance, a related party. We consolidate certain related subsidiaries of Ship Finance into our Consolidated Financial Statements as variable interest entities or VIEs. As of March 31, 2018, through our VIEs, we had gross and net loans outstanding to Ship Finance amounting to $314 million, following a loan principal prepayment of $101 million made in June 2017.

Please see the notes to our Consolidated Financial Statements included herein for further information on our investments.

Management of the Company
As described under Section D of Item 3, upon the filing of voluntary petitions to restructure under the protections Chapter 11 of the Bankruptcy Code, we operate the business as debtors-in-possession under supervision of the Bankruptcy Court. Debtors-in-possession status requires that we obtain approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions. Accordingly, ultimate discretion of many operational and non-routine activities is subject to final supervision of the Bankruptcy Court and does not reside in solely with management.

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

Significant Developments for the Period from January 1, 2015 through and including December 31, 2017

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

Over the past two years we have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. We have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017 we reached an agreement with our banking group to extend the comprehensive restructuring plan negotiating period until July 31, 2017. Further we agreed to extend the related covenant amendments and waivers granted in prior years, expiring on June 30, 2017, to September, 30 2017 and received lender consent to extend the maturity dates of certain facilities falling due within that period. Refer to Note 22 "Long-term debt—Covenants contained within our debt facilities” to our Consolidated Financial Statements included herein for more information. This provided us with additional time to advance ongoing negotiations regarding the terms of a comprehensive restructuring plan.

On April 25, 2017, as part of our restructuring plans, we signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. On June 6, 2017, we signed and closed a further agreement with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment of approximately $3 million.

In July 2017, we reached an agreement with our bank group to further extend the restructuring plan negotiation period until September 12, 2017. We also extended the maturities of our $400 million credit facility and the $450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

The $440 million facility provided to Seadrill Eminence Ltd was further amended in August 2017 by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda to align the maturity of the facility with that of (i) our $400 million credit facility and (ii) the revolving credit facility provided to NADL.

In August 2017 we completed amendments to three secured credit facilities that related to rigs purchased by Seadrill Partners from us that insulated Seadrill Partners from events of default related to our likely use of in-court processes, including Chapter 11 proceedings, to implement a restructuring plan. The amendments to the three facilities remove Seadrill Partners and its consolidated entities as a borrower or guarantor and separate the facilities such that each resulting Seadrill Limited facility is secured only by Seadrill Limited's assets without recourse to Seadrill Partners or its assets.

On September 12, 2017, Seadrill entered into the RSA with the Consenting Stakeholders. Seadrill’s consolidated subsidiaries North Atlantic Drilling Ltd. and Sevan Drilling Limited, together with certain other of its consolidated subsidiaries also entered into the RSA together with Seadrill. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into the Investment Agreement under which Hemen and a consortium of investors, including the bondholder parties to the RSA, committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, the Debtors commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

On February 26, 2018, the Debtors announced a global settlement with various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”), the official committee of unsecured creditors (the “Committee”) and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME")., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. By the voting deadline of April 5, 2018 the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan. The confirmation hearing for the Plan is currently scheduled for April 17, 2018. If the Plan is confirmed by the Bankruptcy Court, once each of the conditions precedent to the Plan’s effectiveness have been satisfied or waived, the Plan will become effective and each of the Debtors will emerge from the Chapter 11 proceedings.

Concurrent with the commencement of the prearranged reorganization proceedings in the Bankruptcy Court, Seadrill, NADL and Sevan (collectively, the “Bermuda Debtors”) commenced provisional liquidation proceedings pursuant to section 161 and 170 of the Bermuda Companies Act 1981 by presenting “winding up” petitions to the Bermuda Court. Upon the application of the Bermuda Debtors, the Bermuda Court appointed three joint provisional liquidators for each of the Bermuda Debtors. Under the order to appoint the joint provisional liquidators, the joint provisional liquidators’ powers are limited such that the Bermuda Debtors’ management team and boards of directors remain in control of the Bermuda Debtors’ day-to-day operations. Upon the appointment of the joint provisional liquidators in respect to each of the Bermuda Debtors, a statutory stay of proceedings in Bermuda against those three entities or their assets automatically arose. The next hearing in the Bermuda Court with respect to the “winding up” petitions was set for April 27, 2018. In addition to the statutory stay, as soon as practicable following the effective date (in accordance with the Plan of Reorganization), the provisional liquidators’ Bermuda law counsel, with the support of the Debtors, will apply for winding up orders in respect of each of the Bermuda Debtors. The joint provisional liquidators will also seek formal recognition of the Confirmation Order from the United States Bankruptcy Court in Bermuda.

Please see "Item 4. Information on the company - B. Business Overview - Restructuring Agreement and Bankruptcy Proceedings under Chapter 11" for more information.

West Rigel settlement agreement
On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date and recognized a $2 million loss on disposal.
Contract award and extension for the West Elara and West Linus
On April 11, 2017, NADL announced the contract awards and extension for the jack-ups West Elara and West Linus with ConocoPhillips Skandinavia AS, or ConocoPhillips, for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

Archer's refinancing
On April 26, 2017, as part of Archer’s restructuring plans, we agreed to convert $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan bears interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021. The exercise price of the option is $2.083 per share, which is approximately 75% above the subscription price in Archer’s private placement on March 2, 2017.

Disposals
On April 29, 2017 we reached an agreement with Shelf Drilling to sell the West Triton, West Mischief and West Resolute for a total consideration of $225 million. The West Triton and West Resolute were delivered in May 2017, whilst the West Mischief was delivered in September 2017. The sale resulted in a loss on disposal of $166 million.

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

As part of this settlement, Seatankers, a related party, has purchased the West Mira from HSHI. Seatankers is an asset holding company and is not expected to engage in offshore drilling activities in competition with Seadrill. We have executed an agreement with Seatankers for the commercial and technical management of the West Mira as well as a right of first refusal for purchase of the Unit.

Capital expenditures
We had total capital expenditures on our drilling units and newbuildings of approximately $150 million, $231 million and $1,041 million in the years 2017, 2016 and 2015, respectively. This includes maintenance expenditures of $58 million, $95 million and $106 million in the years ended 2017, 2016 and 2015, respectively. Our capital expenditures related primarily to our newbuild drilling unit program, capital additions and equipment to our existing drilling units and payments for long-term maintenance of our fleet. We financed this capital expenditure through cash generated from operations, secured and unsecured debt arrangements, and the sale of partial ownership interests in certain subsidiaries and investments. Please see “Item 4. Information on the Company—D. Property, Plant and Equipment” and “Item 5. Operating and Financial Review and Prospects” for further information on our fleet.

Sale of investments
On April 27, 2016, we sold all of our investment in shares of SapuraKencana resulting in net cash proceeds of approximately $195 million.

Newbuilding Deferrals and Cancellations
As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement is contingent on confirmation of the Plan. Following the allowed claim agreement in respect of the Samsung and DSME, we have recognized a liability of $1.064 billion at December 31, 2017, and due to the Plan anticipating the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

On April 18, 2016, we entered into agreements with Dalian to further defer the deliveries of all eight jack-up rigs under construction, which were previously due to be delivered in 2016 and 2017 as per the deferral agreement originally entered in August 2015, Dalian agreed to defer delivery of one jack-up rig until the end of December 2015, five jack-up rigs to 2016 and two jack-up rigs to 2017. On December 28, 2016, the delivery dates for the West Titan, West Proteus, West Rhea and West Tethys were deferred an additional 6 months. Following this latest deferral agreement, four units were scheduled to be tendered for delivery in 2017, and four units in 2018. Dalian has tendered the first three jack-ups under construction for delivery but this has been rejected due to non-completion of the agreed scope by the Dalian shipyard.

On October 17, 2016, we agreed with Cosco to exercise our third six-month option to defer the delivery of the Sevan Developer until April 15, 2017. On April 27, 2017, the delivery of the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. In May 2017, the delivery was deferred to June 30, 2017. During July 2017 it was announced that the delivery deferral period was amended to further defer delivery to June 30, 2020 effective upon receipt of $25.3 million plus interest from Cosco, which was receipted in July 2017. The amendment gave Cosco the option to terminate the deferral period agreements on July 1, 2018 and again on July 1, 2019, which would require Cosco to refund the remaining $1 million investment balance. It was deemed that Sevan lost control of the asset and therefore the newbuild asset held of $526 million and corresponding construction obligation of $620 million and accrued interest and other liabilities of $19 million were derecognized at that date, resulting in a net loss on disposal of $75 million. The rig will remain in China at the Cosco Shipyard during which time Sevan retains the right to market the rig and acquire the rig at the original contracted amount.

On December 2, 2015, as further extended in June 2016, August 2016, October 2016, January 2017, July 2017, and December 2017, NADL entered into a standstill agreement with Jurong, effective until July 6, 2018, regarding the delivery of the West Rigel. During the period until July 6, 2018, NADL could continue to market the unit for an acceptable drilling contract and the unit will remain at the Jurong yard in Singapore. Jurong and NADL could also have considered other commercial opportunities for the unit during this period. In the event no employment was secured and no alternative transaction was completed before the period concludes, NADL and Jurong had agreed to form a joint asset holding company for joint ownership of the unit to be owned 23% by NADL and 77% by Jurong.

On December 26, 2017, Jurong announced that a sale agreement, subject to conditions has been signed for West Rigel. On April 5, 2018, we entered into a settlement and release agreement with Jurong in respect of the West Rigel whereby we agreed that the share of proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider that this agreement provides additional evidence for the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of proceeds in the sales value of the asset held for sale at the balance sheet date.

Rosneft Framework Agreement
On May 26, 2014, we entered into an investment and co-operation agreement, or the Investment and Co-Operation Agreement with NADL and Rosneft, to pursue onshore and offshore growth opportunities in the Russian market. In connection with the Investment and Co-Operation Agreement, we entered into a framework agreement, or the Framework Agreement with NADL and Rosneft, pursuant to which, among other things, Rosneft agreed to sell, and NADL agreed to purchase, 100% of the share capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of NADL, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. The Framework Agreement provided for an original closing date of no earlier than November 10, 2014, which was first extended until May 31, 2015, further extended until May 31, 2017 and again extended until May 31, 2019.

The parties have agreed to use their reasonable endeavors to renegotiate, by no later than May 31, 2019, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement and the terms of the related offshore drilling contracts. During this time, NADL is permitted to market its offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.

In June 2015, the parties agreed to cancel any restrictions of business included in the terms of the Framework Agreement and replaced such restrictions with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting NADL. We can provide no assurance that we will be able to reach an agreement with Rosneft by May 31, 2019. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement.

Deconsolidations
On March 10, 2015, Fintech Advisory Inc. ("Fintech"), subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by us. As a result of the transaction we deconsolidated certain entities as at March 10, 2015 and recognized our remaining 50% investment in the joint venture at fair value. Refer to Note 11 “Disposals of businesses and deconsolidation of subsidiaries” of our Consolidated Financial Statements included herein for more information.

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

Our Company

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep- and ultra-deepwater areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and ten years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Shares of our common stock have traded on the OSE, since November 22, 2005, under the symbol “SDRL” and our common stock commenced trading on the NYSE on April 15, 2010, also under the symbol “SDRL.” As of March 31, 2018 our non-affiliated public float represented 76.4% of total shares outstanding, and our principal shareholder, Hemen held 23.6%. Hemen is indirectly held in trusts established by Mr. John Fredriksen, our President and Chairman, for the benefit of his immediate family.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

Over the past two years we have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. We have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017 we reached an agreement with our banking group to extend the comprehensive restructuring plan negotiating period until July 31, 2017. Further we agreed to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017 and received lender consent to extend the maturity dates of certain facilities falling due within that period. This provided us with additional time to advance ongoing negotiations regarding the terms of a comprehensive restructuring plan.

On April 25, 2017, as part of our restructuring plans, we signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. On June 6, 2017, we signed and closed a further agreement with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment of approximately $3 million.

In July 2017, we reached an agreement with our bank group to further extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017 providing an additional period for negotiations to continue over a comprehensive restructuring plan. We also extended the maturities of our $400 million credit facility and the $450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

The $440 million facility provided to Seadrill Eminence Ltd was further amended in August 2017 by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda to align the maturity of the facility with that of (i) our $400 million credit facility and (ii) the revolving credit facility provided to NADL.

In August 2017 we completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from us that insulated Seadrill Partners from events of default related to our likely use of in-court processes, including Chapter 11 proceedings, to implement a restructuring plan. The amendments to the three facilities remove Seadrill Partners and its consolidated entities as a borrower or guarantor and separate the facilities such that each resulting Seadrill Limited facility is secured only by Seadrill Limited's assets without recourse to Seadrill Partners or its assets.

On September 12, 2017, Seadrill entered into a restructuring support and lock-up agreement (the “RSA”) with a group of bank lenders, unsecured bondholders, certain other stakeholders and new-money providers. Seadrill’s consolidated subsidiaries North Atlantic Drilling Ltd. and Sevan Drilling Limited, together with certain other of its consolidated subsidiaries also entered into the RSA together with Seadrill. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into the Investment Agreement under which Hemen and a consortium of investors, including the bondholder parties to the RSA, committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions.

Our non-consolidated affiliates, including Seadrill Partners LLC, SeaMex Ltd., Archer Limited, and their respective subsidiaries, did not commence proceedings under Chapter 11 and are not parties to the RSA or Investment Agreement. We expect their business operations to continue uninterrupted.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, Seadrill and the other Company Parties commenced prearranged reorganization proceedings under Chapter 11 of title XI of the United States Code in the Southern District of Texas [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

Plan of Reorganization

Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds and ship yards with which Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC, another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018. The Investment Agreement also requires us to use commercially reasonable efforts to relist our common stock on the NYSE and the OSE. Subject to both Plan confirmation and Plan effectiveness, we expect to complete these processes during 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court. On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. By the voting deadline of April 5, 2018 the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan.

On April 4, 2018, Seadrill entered into a transaction support agreement (the "TSA") with Mermaid International Ventures ("Mermaid"), the minority equity holder in AOD, under which Seadrill and Mermaid have agreed to support the restructuring transactions contemplated by the Plan. Under the terms of the TSA, Mermaid and Seadrill have also agreed the terms of put and call options in respect of Mermaid's shares in AOD, which are available from the fourth quarter of 2019.

The confirmation hearing for the Plan is currently scheduled for April 17, 2018. If the Plan is confirmed by the Bankruptcy Court, once each of the conditions precedent to the Plan’s effectiveness have been satisfied or waived, the Plan will become effective and each of the Debtors will emerge from the Chapter 11 proceedings.

The Plan provides for, among other things, that:

•	Seadrill Limited will be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors will enter into amended senior credit facilities with its senior credit facility lenders;

•
holders of general unsecured claims will receive 15% of the common stock of Seadrill Limited’s successor, “New Seadrill” (such shares, “New Seadrill Common Shares”) (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•
the Debtors will conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•
an additional $17 million in cash will be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, will be distributed to the shipyards; and

•
if the general unsecured claims vote in favor of the Plan, holders of Seadrill’s existing equity will receive 2% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The Restructuring Support Agreement is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplated by the RSA will occur.

Rights Offerings

Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders in certain classes of general unsecured claims against the Debtors will be offered the right to participate in (i) a rights offering (the “Notes Rights Offering”) of up to $119.1 million in aggregate principal amount of new secured notes (“New Secured Notes”) to be issued by a subsidiary of New Seadrill (“NSNCo”) and a corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares to be acquired by the Commitment Parties under the Investment Agreement will be reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering. The Commitment Parties will not participate in either the Notes Rights Offering or the Equity Rights Offering in accordance with the terms of the Investment Agreement.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement

Subject to the terms and conditions of the Plan and the Investment Agreement, as amended on February 26, 2018, on the Effective Date, (i) NSNCo will issue approximately $880 million in principal amount of New Secured Notes; and (ii) New Seadrill expects to issue:

•
up to 25% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan), plus any excess New Seadrill Common Shares, in exchange for $200 million paid in cash by the Commitment Parties to the Investment Agreement, which amount paid by the Commitment Parties will be reduced by an amount up to $48.1 million paid by participants in the Equity Rights Offering;

•
up to 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) to the purchasers of the New Secured Notes, which will include the Commitment Parties and the participants in the Notes Rights Offering, on a pro rata basis in accordance with the amount of New Secured Notes issued to such purchasers;

•
(i) 5% of the New Seadrill Common Shares (prior to dilution by the Employee Incentive Plan) to Hemen on account of a primary structuring fee (the “Primary Structuring Fee”) and (ii) 0.5% of the New Seadrill Common Shares to certain other Commitment Parties (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis in accordance with each such Commitment Party’s respective equity commitment percentage.

Subject to the conditions of the Investment Agreement, the Commitment Parties agreed to purchase the full principal amount of the New Secured Notes and the associated 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

On the Effective Date, an employee incentive plan will be implemented by New Seadrill (the “Employee Incentive Plan”) which will (a) reserve an aggregate of 10% of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of New Seadrill; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of New Seadrill.

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

Our Competitive Strengths

We believe that our competitive strengths include:

One of the largest offshore drilling contractors

Since our inception in 2005, we have developed into one of the world’s largest international offshore drilling contractors, employing approximately 4,328 skilled employees. As at December 31, 2017, we owned and operated a fleet of 35 offshore drilling units, which consisted of 7 drillships, 12 semi-submersible rigs and 16 jack-up rigs. In addition, we also have 8 jack-ups currently under construction and an option to acquire 1 semi-submersible rig. While we are one of the largest offshore drilling companies, we also have one of the youngest rig fleets in our industry, with an average fleet age of approximately 8.8 years.

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

Strong and diverse customer relationships

We have strong relationships with our customers that we believe are based on our operational track record and quality of our fleet. Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of March 31, 2018, our five largest customers in terms of revenue were certain subsidiaries of Total, Petrobras, ENI, Saudi Aramco and ExxonMobil.

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

For the duration of our Chapter 11 proceedings, our operations and ability to develop and execute on our business plan are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 3D. Risk Factors.

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

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. Currently, the existing worldwide drilling rig fleet totaled 812 units including 116 drillships, 143 semi-submersible rigs, 526 jack-up rigs and 30 tender rigs. In addition, there are currently 28 drillships, 90 jack-up rigs, 14 semi-submersible rigs and 6 tender rigs on order or under construction.

The water depth capacities for various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions. The number of units outfitted for such operations are limited and the present number of rigs capable of operating in harsh environments total 146 units.

Floaters

The worldwide fleet of semi-submersible rigs and drillships currently totals 259 units. Of the total delivered fleet, 166 units are capable of ultra-deepwater operations above 7500 feet, 31 are classed for deepwater operations up to 7,500 feet and 62 are classed for operations up to 4500 feet. Overall, the average global fleet is 16 years old. The average age of ultra-deepwater units is 8 years, 25 years for units classed for deepwater operations up to 7,500 feet and 29 years for units classed for operations up to 4,500 feet.

Included in the global floater fleet are units classed for operations in harsh environments. The global harsh environment floater fleet is comprised of 69 units and is 19 years old on average.

Whilst oil companies continue to prefer newer and more capable equipment, we are currently seeing a similar level of utilization across each class of drilling unit. Ultra-deepwater units are currently experiencing 46% capacity utilization versus 42% for deepwater and 56% for mid-water floaters. Utilization for harsh environment floaters is currently 51%.

Based on the level of current activity and the aging floater fleet, accelerated stacking and scrapping activity is expected to continue. A total of 103 floaters have been scrapped or retired since the beginning of 2014, equivalent to 32% of the total fleet, and currently there are 28 cold or warm stacked units with no follow-on work identified that are 30 years old or older. In the next 18 months, a further 22 units that are 30 years old or older will be coming off contract with no follow-on work identified which represents additional scrapping candidates. A key rational for scrapping is the 35-year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.

Currently the order book stands at approximately 42 units, comprised of 28 drillships and 14 semi-submersible rigs. 12 are scheduled for delivery in 2018, 17 in 2019 and 13 in 2020 and beyond. Due to the subdued level of contracting activity, it is likely that a significant number of newbuild orders will be delayed or canceled until an improved market justifies taking delivery.

Jack-up rigs

The worldwide fleet of jack-up rigs currently totals 526 units. Of the total delivered fleet, 243 units are termed as high specification or capable of operations in water depth of 350 feet and greater and 283 units are termed as standard jack-ups and can work at water depths up to 350 feet. Overall, the global jack-up fleet is 22 years old on average. The average age of high specification units is 11 years and 31 years for standard units.

Included in the global jack-up fleet are units classed for operations in harsh environments. The global harsh environment jack-up fleet is comprised of 77 units and is 14 years old on average.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes.

High specification jack-ups are currently experiencing 58% capacity utilization versus 54% for standard units. Harsh environment jack-ups are currently operating at 53% capacity utilization.

A total of 57 jack-ups have been scrapped since the beginning of 2014, equivalent to 11% of the total fleet, and currently there are 56 cold stacked units that are 30 years old or older, which are prime scrapping candidates. In the next 18 months 91 units that are 30 years old or older will be coming off contract with no follow on work identified which represent additional scrapping candidates, however scrapping activity in the jack-up segment is subdued relative to the floater segment due to the lower cost of stacking and classing these units.

The current newbuilding orderbook stands at approximately 90 units. In 2018, 56 units are scheduled for delivery, with an additional 27 scheduled for 2019 and 7 in 2019 and beyond. Due to the subdued level of contracting activity it is likely that a significant number of newbuild orders will be delayed or cancelled until an improved market justifies taking delivery.

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

Customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2017 our largest customers were:

•	Total, which accounted for approximately 25% of our revenues;

•	Petrobras, which accounted for approximately 19% of our revenues;

•	LLOG, which accounted for approximately 15% of our revenues;

•	ExxonMobil, which accounted for approximately 7% of our revenues; and

•	Statoil, which accounted for approximately 4% of our revenues.

Our contract backlog, as of March 31, 2018, totaled approximately $2.4 billion. Of the total contract backlog, $0.8 billion is attributable to our semi-submersible rigs and drillships and $1.6 billion attributable to our jack-up units. We expect approximately $0.7 billion of our contract backlog to be realized in the remainder of 2018. Contract backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Contract backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

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

b) Loss of Hire Insurance

We purchase insurance to cover operating deepwater drilling units, harsh environment jack-ups, and one semi tender belonging to Seadrill Partners, for loss of revenue in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. Our self-insured retentions under the loss of hire insurance are up to 60 days after the occurrence of the physical damage, plus up to 25% of the daily loss of hire after the 60 day period. Thereafter we are compensated for loss of revenue up to 290 days depending on the rig. We retain the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance

We purchase protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $750 million depending on the type of drilling rig and area of operation, per event and in the aggregate.  We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance or up to $500,000 for claims made in the United States.

d) Windstorm Insurance

We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes Loss of Hire. We intend to renew our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2018 through April 30, 2019.

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

The flag state requirements are international maritime requirements and in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums, and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements.  Our drilling units must generally undergo a class survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the “MODU Code”) certificate, the classification society will act on a flag state’s behalf.

International Maritime Regimes

Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”).  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 “Key Information -- D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. Since January 1, 2015, these limitations have required that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 0.1% sulfur, including the Baltic Sea, North Sea, North America and United States Sea ECAs. For non-ECA areas, the sulfur limit in marine fuel is currently capped at 3.5%, which will then decrease to 0.5% on January 1, 2020 subject to a feasibility review. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our rigs are in compliance with these requirements.

The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, only ballast water treatment will be accepted by the BWM Convention. All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.

Environmental Laws and Regulations

Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental

Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002, (“MTSA"), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See Item 3 “Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Safety Requirements

Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the 2010 Deepwater Horizon incident, in which we were not involved, that led to the Macondo well blow out situation. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in April 2016, the U.S. Department of the Interior’s Bureau of Safety and Environmental Enforcement (“BSEE”) published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling. The rule adds new requirements and amends existing ones to, among other things, set new baseline standards for the design, manufacture, inspection, repair and maintenance of blow-out preventers and the use of double shear rams. The rule contains a number of other requirements, including third-party verification and certifications, real-time monitoring of deepwater and certain other activities, and sets criteria for safe drilling margins. In December 2017, BSEE proposed to revise or eliminate certain of the requirements under the rule. To the extent these requirements remain in effect, they are likely to increase the costs of our operations and may lead our customers to not pursue certain offshore opportunities because of the increased costs, delays and regulatory risks. In July 2016, U.S. Department of the Interior’s Bureau of Ocean Energy Management (“BOEM”) issued a final Notice to Lessees and Operators substantially revising and making more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms, pipelines, and other facilities. In June 2017, BOEM announced that the implementation timeline would be extended, except in circumstances where there is a substantial risk of nonperformance of such obligations. In addition, in December 2015, BSEE announced that it is launching a pilot risk-based inspection program for offshore facilities. New requirements resulting from the program may cause us to incur costs and may result in additional downtime for our drilling units in the U.S. Gulf of Mexico. Also, if material spill events similar to the Deepwater Horizon incident were to occur in the future, the United States or other countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time to time issue additional safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The EU has also undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.

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

Local Content Requirements

Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria. There are currently also local content requirements in relation to drilling unit contracts in which we are participating in Brazil, although Brazil recently lessened local content requirements for future projects. Although these requirements have not had a material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

Other Laws and Regulations

In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of, and operation of, drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

C.	ORGANIZATIONAL STRUCTURE

Please see “A. History and Development of the Company” for further information on the Seadrill Limited group of companies.

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of drilling units. The following table sets forth the units that we own or are under construction as of March 31, 2018. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information on our newbuilding program.

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry

Jack-up rigs
West Epsilon (2)	1993	400	30,000	Norway	available
West Prospero	2007	400	30,000	Malaysia	available
West Vigilant	2008	350	30,000	Malaysia	available
West Ariel	2008	400	30,000	Republic of Congo	available
West Freedom	2009	350	30,000	Columbia	available
West Cressida	2009	375	30,000	Norway	available
West Callisto	2010	400	30,000	Saudi Arabia	November 2018
West Leda	2010	375	30,000	Malaysia	available
West Elara (2)	2011	450	40,000	Norway	October 2027
West Castor	2013	400	30,000	Mexico	June 2018
West Telesto	2013	400	30,000	Malaysia	available
West Tucana	2013	400	30,000	United Arab Emirates	available
AOD-1 (3)	2013	400	30,000	Saudi Arabia	June 2019
AOD-2 (3)	2013	400	30,000	Saudi Arabia	July 2019
AOD-3 (3)	2013	400	30,000	Saudi Arabia	December 2019
West Linus (2) (5)	2014	450	40,000	Norway	December 2028
West Titan (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Proteus (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Rhea (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Hyperion (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Tethys (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Umbriel (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Dione (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction
West Mimas (1)	N/A	400	30,000	Dalian Shipyard (China)	Under construction

Semi-submersible rigs
West Alpha (2)	1986	2,000	23,000	Norway	available
West Venture (2)	2000	2,600	30,000	Norway	available
West Phoenix (2)	2008	10,000	30,000	Norway	April 2021
West Hercules (5)	2008	10,000	35,000	Norway	October 2018
West Taurus (5)	2008	10,000	35,000	Spain	available
West Eminence	2009	10,000	30,000	Spain	available
Sevan Driller (4)	2009	10,000	40,000	Brazil	available
West Orion	2010	10,000	35,000	Malaysia	available
West Pegasus	2011	10,000	35,000	Spain	available
West Eclipse	2011	10,000	40,000	Angola	June 2018
Sevan Brasil (4)	2012	10,000	40,000	Brazil	July 2018

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Area of location	Month of contract expiry
Sevan Louisiana (4)	2013	10,000	40,000	USA	available
Sevan Developer (1)(4)	N/A	10,000	40,000	Cosco Shipyard (China)	Under Construction

Drillships
West Navigator (2)	2000	7,500	35,000	Norway	available
West Gemini	2010	10,000	35,000	Angola	June 2018
West Tellus	2013	12,000	40,000	Brazil	October 2019
West Neptune	2014	12,000	40,000	USA	July 2018
West Jupiter	2014	12,000	40,000	Nigeria	November 2019
West Saturn	2014	12,000	40,000	Brazil	May 2018
West Carina	2015	12,000	40,000	Brazil	June 2018

(1)	Newbuild under construction.

(2)	Owned by our subsidiary NADL, in which we own 70.4% of the outstanding shares.

(3)	Owned by our subsidiary AOD, in which we own 66.2% of the outstanding shares.

(4)	Owned by our subsidiary Sevan Drilling, in which we own 50.1% of the outstanding shares.

(5)
Owned 100% by Ship Finance and leased back under bareboat charter agreements. These are consolidated in our Consolidated Financial Statements as VIEs. Refer to Note 34 "Variable interest entities" of our Consolidated Financial Statements included herein for more information. The West Linus is 100% owned by Ship Finance and leased back to NADL.

Available drilling units include drilling units that may be cold or warm stacked.

The total book value of our drilling units and newbuildings as at December 31, 2017 was $13,216 million and $248 million respectively, including shared capital spares.

In December 2015, NADL agreed with Jurong Shipyard ("Jurong") to defer delivery of the semi-submersible drilling unit, the West Rigel, to June 2, 2016, and subsequently to July 6, 2018. At the end of the deferral period, if NADL has not secured acceptable employment for the rig, it will be sold into a joint asset holding company with Jurong, to be owned 23% by us and 77% by Jurong. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions, had been signed for West Rigel. As the agreement is pursuant to conditions being met, we will continue to hold the asset within "Non-current assets held for sale".

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date.
In July 2017, Sevan and Cosco agreed to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset. The newbuild asset, which was held at $620 million, the construction obligation held at $526 million, and accrued interest and liabilities held at $19 million, were derecognized resulting in a net loss on disposal of $75 million. The rig will remain in China at the Cosco Shipyard during which time Sevan retains the right to market the rig and acquire the rig at the original contracted amount.

On April 29, 2017 we reached an agreement with Shelf Drilling to sell the West Triton, West Mischief and West Resolute for a total cash consideration of $225 million. The West Triton and West Resolute were delivered in May 2017, whilst the West Mischief was delivered in September 2017. The sale resulted in a loss on disposal of $166 million.

As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra. Following the allowed claim agreement in respect of the Samsung and DSME, we have recognized a liability of $1.064 billion at December 31, 2017, and due to the Plan anticipating the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

The drilling units listed above, as at December 31, 2017, excludes plant and equipment with a net book value of $29 million, including office equipment. Our offices, including Stavanger and Oslo in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Aberdeen, Liverpool and London in the United Kingdom are leased and the aggregate office operating costs were $19 million in 2017.

We do not have any material intellectual property rights.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Item 3. Key Information—A. Selected Financial Data,” “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company”. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information" of our Consolidated Financial Statements included herein.

Overview

We provide drilling and related services to the offshore oil and gas industry. The split of our organization into segments has historically been based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We currently operate in the following three operating segments:

•
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

•
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments;

•	Other: Operations include management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on the internal reporting structure we have in place for reporting to our executive management and the Board. The accounting principles for the segments are the same as for our Consolidated Financial Statements.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

On September 12, 2017, Seadrill entered into the RSA with the Consenting Stakeholders. In connection with the amendment to the RSA on February 26, 2018, Seadrill entered into the investment agreement under which the Commitment Parties committed to provide $1.08 billion in new cash commitments, subject to certain terms and conditions. To implement the transactions contemplated by the RSA and Investment Agreement, the Debtors commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas. Seadrill’s non-consolidated affiliates, including Seadrill Partners LLC, SeaMex Ltd., Archer Limited, and their respective subsidiaries, did not commence proceedings under Chapter 11 and are not parties to the RSA or Investment Agreement.

As described in Item 3D, upon the filing of voluntary petitions to restructure under the protections Chapter 11 of the Bankruptcy Code, we operate the business as debtors-in-possession under supervision of the Bankruptcy Court. Debtors-in-possession status requires that we obtain approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions. Accordingly, ultimate discretion of many operational and non-routine activities is subject to final supervision of the Bankruptcy Court and does not reside in solely with management.

For periods subsequent to filing for bankruptcy, we have prepared our consolidated financial statement in accordance with Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, professional fees incurred in the Chapter 11 Cases have been recorded in a reorganization line item on the consolidated statements of operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the consolidated balance sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. Please see Note 1 "General information - Basis of Preparation" and Note 3 "Chapter 11 Proceedings" of our Consolidated Financial Statements included herein for further information.

Please see "Item 4. Information on the company - B. Business Overview - Restructuring Agreement and Bankruptcy Proceedings under Chapter 11" for information on the Restructuring Agreement and Bankruptcy Proceedings.

Our Fleet
The following table summarizes the development of our fleet of drilling units (excluding newbuildings) for the periods presented, based on the dates when the units began operations:

	Jack-up rigs	Floaters		Total units
Unit type		Drillships	Semi-submersible rigs
December 31, 2016 and December 31, 2015	19	7	12	38
Disposals	(3)	—	—	(3)
December 31, 2017	16	7	12	35

The disposals in 2017 relates to the disposal of the West Triton and West Resolute to Shelf Drilling in May 2017 and the disposal of the West Mischief to Shelf Drilling in September 2017. There were no disposals of drilling units in 2016.

Factors Affecting Our Results of Operations
The principal factors that we believe have affected our results and are expected to affect our future results of operations and financial position include:

•	our ability to successfully employ our drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	the number and availability of our drilling units;

•	fluctuations and the current decline in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of our drilling units;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime;

•	mark-to-market changes in interest rate swaps, including changes in counterparty credit risk;

•	foreign currency exchange gains and losses;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal;

•	the impairment of goodwill, investments, drilling units and other assets;

•	gains on disposals of assets;

•	interest and other financial items;

•	acquisitions and divestitures of businesses and assets;

•	our restructuring process and the potential future implementation of fresh start accounting on emergence from Chapter 11;

•	tax expenses; and

•	the deconsolidation of subsidiaries.

Please see “Item 3. Key Information-Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial Terms and Concepts

Contract revenues
In general, we contract our drilling units to oil and gas companies to provide offshore drilling services at an agreed dayrate for a specified contact term. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes and other factors such as prevailing economic conditions. We do not provide "turnkey" or other risk-based drilling services to the customer. Instead, we provide a drilling unit and rig crews and charge the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.
Where operations are interrupted or restricted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, the dayrate we receive can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.
However, contracts normally allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In some of our contracts, we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indexes.
We may receive lump sum or dayrate based fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to the start of drilling services. In some cases, we may also receive lump sum or dayrate based fees for demobilization upon completion of a drilling contract. We recognize revenue for mobilization, capital upgrades and non-contingent demobilization fees on a straight-line basis over the expected contract term. We recognize revenue for contingent demobilization fees as earned upon completion of the contract.
Our contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period because of a breakdown of major rig equipment, "force majeure" or upon the occurrence of other specified conditions. Some contracts include provisions that allow the customer to terminate the contract without cause for a specified early termination fee.
A drilling unit may be "stacked" if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.
In certain countries, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on our revenues. We record tax-assessed revenue transactions on a net basis in the consolidated statement of income.
Other revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date, unfavorable contracts, related party revenues and external management fees. Early termination fees are recognized as and when any contingencies or uncertainties associated with our rights to receive are resolved and favorable and unfavorable drilling contracts are recognized at fair value at the date of acquisition. Related party revenues relate to management support and administrative services provided to our Seadrill Partners and SeaMex. External management fees relate to operational, administrative and support services we provide to third parties.

Please see Note 5 "Other revenues" of our Consolidated Financial Statements included herein for a detailed description of our other revenues.
Economic Utilization
Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days on contract in the period.
If a drilling unit earns its full operating dayrate throughout a reporting period its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate. In such instances economic utilization reduces below 100%.
Examples of situations where the drilling unit would operate at reduced operating dayrates, include, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract.
Reimbursable Revenues and Expenses
Reimbursable revenues are revenues that constitute reimbursements from our customers for reimbursable expenses. Reimbursable expenses are expenses we incur on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.

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

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. This includes the personnel costs of offshore crews, running costs of the rigs, expenditures for repairs and maintenance activities and costs for onshore personnel that provide operational support to the rigs.

•
Loss on impairment of goodwill and drilling units is based on management’s review of these assets for impairment, which is done at least once each year or more often if there are factors indicating that it is more likely than not that the fair value of these assets will be lower than their respective carrying value. Please see “—Critical Accounting Estimates” below for further information.

•
Depreciation and amortization costs are based on the historical cost of our drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is 30 years. Costs related to periodic surveys and other major maintenance projects are capitalized as part of drilling units and amortized over the anticipated period covered by the survey or maintenance project, which is up to five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys and other major maintenance projects are included in depreciation and amortization expense.

•
General and administrative expenses include the costs of our corporate and regional offices in various locations, legal and professional fees unrelated to the Chapter 11 bankruptcy proceedings, property cost as well as the remuneration and other compensation of our officers, directors and employees engaged in the management and administration of our Company.

Financial Items and Other Income/Expense
Our financial items and other income/expense consist primarily of interest income, interest expense, share in results from associated companies, impairment of investments, gain/loss on derivative financial instruments, foreign exchange gain/loss and other non-operating income or expenses.

•
The amount of interest expense recognized depends on the overall level of debt we have incurred and prevailing interest rates under our debt agreements. However, overall interest expense may be reduced as a consequence of the capitalization of interest expense relating to drilling units under construction. The filing of the bankruptcy petition constituted an event of default with respect to our existing debt obligations. Accordingly, our pre-petition secured and unsecured indebtedness became immediately due and payable and any efforts to enforce such payment obligations are automatically stayed as a result of Chapter 11 cases. Refer to Note 3 "Chapter 11 Proceedings - Interest Expense" of our Consolidated Financial Statements included herein for further information.

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

•
Reorganization items includes income, expenses and gains and losses directly associated with reorganization proceedings and include; professional fees directly associated with the Chapter 11 proceedings, unamortized debt issuance costs written off, gains/losses on pre-petition allowable claims and interest income on surplus cash.

•	Other non-operating income or expense relates to items that generally do not fall within any other categories listed above.

Income Taxes
Income tax expense consists of taxes currently payable and changes in deferred taxes assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.

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

Drilling Units
The carrying amount of our drilling units is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. At December 31, 2017 and 2016, the carrying amount of our drilling units was $13 billion and $14 billion, representing 73% and 66% of our total assets, respectively.

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our semi-submersible drilling rigs, drillships and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of our assets based on policies that incorporate estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. These assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes the operating condition or functional capability of our rigs as well as market and economic factors.

The carrying values of the our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess recoverability of the carrying value of an asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

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

During the years ended December 31, 2017, 2016 and 2015 we identified indicators that the carrying value of our drilling units may not be recoverable. Market indicators included the reduction in new contract opportunities, fall in market dayrate and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result, we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded.

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

The deteriorating market conditions in the oil and gas industry, as well as the supply and demand conditions in the industry we operate, are considered to be indicators of impairment. We have determined the length and severity of the deterioration of market conditions affecting our investments to be representative of an other than temporary impairment for the years ended December 31, 2017, 2016 and 2015. During 2017, we recognized a total impairment loss of $841 million (2016: $895 million, 2015: $1,285 million).
The evaluation of whether a decline in fair value is “other than temporary” requires a high degree of judgment and the use of different assumptions that could materially affect our earnings, as described below.
The fair value of equity method investments (Seadrill Partners - direct ownership interest and interest in subordinated units) was derived using an income approach which discounts future free cash flows, or the Discounted Cash Flow 'DCF' model. The estimated future free cash flows associated with the investments are primarily based on expectations around applicable dayrates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, and applicable tax rates. The fair value of investments accounted for using the cost method (Seadrill Partners - Seadrill member interest and IDRs) was determined using a Monte Carlo simulation method, or the Monte Carlo Model. The assumptions used in the Monte Carlo Model were derived from both observable and unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and the share price of the common units as at the deconsolidation date. We employ significant judgment in developing these estimates and assumptions.
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
The table below summarizes the total impairments of investments made during the years ended December 31, 2017, 2016 and 2015:

(In $ millions)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Impairments of marketable securities
Seadrill Partners - Common units	—	153	574
SapuraKencana	—	—	178
Total impairment of marketable securities investments (reclassification from OCI)	—	153	752

Impairments of investment in associated companies
Seadrill Partners - Total direct ownership investments	723	400	302
Seadrill Partners - Subordinated units	82	180	125
Seadrill Partners - Seadrill Member Interest and IDRs	—	73	106
SeaMex	36	76	—
Sete Brasil Participacoes SA	—	13	—
Total impairment of investments in associated companies	841	742	533

Total impairment of investments	841	895	1,285

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

As at September 30, 2015, our management determined that our investment in Seadrill Partners’ common units was “other than temporarily impaired” due to the length and severity of the reduction in value below historical cost. As a result we have impaired our investment, recognizing an impairment charge of $574 million within “Loss on impairment of investments” in our Consolidated Statement of Operations. This impairment charge represents a reclassification of losses previously recognized within “other comprehensive income/(loss).” The amount reclassified out of “accumulated other comprehensive income” into earnings was determined on the basis of average cost.

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

In the period ended December 31, 2017, an unrealized loss of $14 million has been recognized in "accumulated other comprehensive income," as a result of re-measuring the value of our investment in the common units of Seadrill Partners to the market price as at December 31, 2017. The closing stock price of $3.57 remains above the stock price as at the previous impairment assessment date, therefore does not indicate that the investment in common units is "other than temporarily impaired".

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of equity method investment
While our investments in Seadrill Partners that are held under the equity method are not publicly traded, the reduction in value of the publicly traded common units is considered to be an indicator of impairment.

As at September 30, 2015 and 2016, and December 31, 2017, we determined the length and severity of the reduction in value of the traded units to be representative of an “other than temporary” impairment. As such we have measured and recognized an impairment of our investment in the subordinated units and direct ownership interests in each of these periods.

The fair value of these investments was derived using the DCF model. The estimated future free cash flows associated with the investments are primarily based on expectations around applicable dayrates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 8.5% in 2015, 9.5% in 2016 and 9.75% in 2017, which was relevant to the investee. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was cross-checked against the market price of Seadrill Partners’ common units. We evaluated the difference by reviewing the implied control premium compared to other market transactions within the industry. We deem the implied control premium to be reasonable in the context of the data considered.

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

As at September 30, 2015, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million. As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million. As at December 31, 2017, the carrying value of the subordinated units was found to exceed the fair value by $82 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $723 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2017, 2016 and 2015.

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

As at September 30, 2015 and 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill Member Interest. The fair value was determined using the Monte Carlo Model, updated for applicable assumptions as at September 30, 2015 and 2016. As at September 30, 2015, the carrying value of the investment was found to exceed the fair value by $106 million. As at September 30, 2016, the carrying value of the investment was found to exceed the fair value by $73 million. We have recognized this impairment within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2016 and 2015. No impairment was identified in the year ended December 31, 2017.

SeaMex - Impairment of investment in associated companies
The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. We have determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such we have measured and recognized an other than temporary impairment of the investment in SeaMex as at December 31, 2017 and as at September 30, 2016.

The fair value was derived using the DCF model. The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11% for 2016 and 10.25% for 2017. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. As at December 31, 2017, the carrying value of the investment was found to exceed the fair value by $36 million. As at September 30, 2016, the carrying value of the investment was found to exceed the fair value by $76 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2017 and 2016.

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

As at September 30, 2015, we recognized an impairment charge of $178 million within “loss on impairment of investments”. This impairment charge represents a reclassification of losses previously recognized within “other comprehensive income”. The amount reclassified out of “accumulated other comprehensive income” into earnings was determined on the basis of average cost.

An additional net impairment charge was recognized to bring the carrying value of the asset to the realizable value of $195 million as at December 31, 2015. The resulting net impairment was a loss of $11 million, which is recognized within “Loss on impairments of investments” in the Consolidated Statement of Operations. The total investment impairment charge for SapuraKencana recognized in the year ended December 31, 2015 was $178 million.

On April 27, 2016, we sold our entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Financial Instruments - Derivative valuations
The filing for Chapter 11 triggered an event of default under our derivative agreements, and therefore our interest rate and cross-currency interest rate swaps are now held at a terminated value. As such, any credit risk adjustment on these arrangements was taken to the Consolidated Statement of Operations within“Reorganization items, net”. Refer to Note 31 “Risk management and financial instrument” of our Consolidated Financial Statements included herein for further information on the derivatives valuations and impact of Chapter 11 filing.

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

Recently Adopted and Issued Accounting Standards
Refer to Note 2 "Accounting policies" of our Consolidated Financial Statements included herein for a list of recently issued and adopted accounting standards, which may impact our Consolidated Financial Statements and related disclosures when adopted.

A.	RESULTS OF OPERATIONS

Fiscal Year Ended December 31, 2017, Compared to Fiscal Year Ended December 31, 2016

The following table sets forth our operating results (by segment) for 2017 and 2016.

	Year ended December 31, 2017				Year ended December 31, 2016
In US$ millions	Floaters	Jack- up rigs	Other	Total	Floaters	Jack- up rigs	Other	Total
Total operating revenues	1,387	617	84	2,088	2,212	865	92	3,169
Loss on disposals	(79)	(166)	—	(245)	—	—	—	—
Contingent consideration realized	27	—	—	27	21	—	—	21
Total operating expenses (excluding impairment of long-lived assets)	(1,261)	(563)	(78)	(1,902)	(1,430)	(598)	(92)	(2,120)
Loss on impairment of long-lived assets	(696)	—	—	(696)	(44)	—	—	(44)
Operating (loss)/income	(622)	(112)	6	(728)	759	267	—	1,026
Interest expense				(285)				(412)
Impairment of investments				(841)				(895)
Reorganization Items, net				(1,337)				—
Other financial items				155				325
(Loss)/ income before taxes				(3,036)				44
Income taxes				(66)				(199)
Net loss				(3,102)				(155)

Total operating revenues

In US$ millions	2017	2016	Change
Floaters	1,387	2,212	(37)%
Jack-up rigs	617	865	(29)%
Other	84	92	(9)%
Total operating revenues	2,088	3,169	(34)%

Total operating revenues were $2.1 billion for 2017, compared to $3.2 billion in 2016, a decrease of $1.1 billion, or 34%. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenues. The decrease in total operating revenues compared to 2016 was primarily driven by an increase in the number of idle rigs and reductions in certain operating dayrates.

Total operating revenues in the floaters segment were $1.4 billion in 2017 compared to $2.2 billion in 2016, a decrease of $0.8 billion, or 37%. The decrease primarily resulted from the increase in the number of idle rigs and reductions in certain operating dayrates. The average number of floaters on contract and operating in 2017 was 8, compared to 12 in 2016. The average contracted dayrates earned by the floaters was $395,000 during 2017 compared to $445,000 during 2016. We also received the early termination fee for the West Hercules of $66 million, of which $8 million was recognized in 2017 and $58 million recognized in 2016.

Total operating revenues in the jack-up rigs segment were $0.6 billion in 2017 compared to $0.9 billion in 2016, a decrease of $0.3 billion, or 29%. The decrease was primarily due to an increase in the number of idle rigs and reductions in certain operating dayrates. The average number of jack-ups on contract and operating in 2017 was 9, compared to 12 in 2016. The average contracted dayrates earned by the jack-ups was $150,000 during 2017 compared to $170,000 during 2016. In addition we disposed of the West Triton, West Mischief and West Resolute to Shelf Drilling . We also recognized an early termination fee for the West Epsilon of $11 million in 2016.

Loss on disposals

In 2017 we recorded a net loss on disposals of $245 million. In April 2017 we agreed to sell the West Triton, West Mischief and West Resolute to Shelf Drilling, recognizing a loss on disposal of $166 million. In July 2017 we amended the contractual agreement with Cosco for the Sevan Developer. Due to the renegotiated terms, we deemed to have lost control of the asset and the newbuilding was derecognized, resulting in a $75 million loss on disposal. In April 2018 we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong for the West Rigel. To reflect our agreed share of sales proceeds in the value of the asset held for sale, we recognized a $2 million loss on disposal.

In 2016, we did not record any material gains or losses on the disposal of assets.

Contingent consideration realized

In 2017 we recorded contingent consideration realized of $27 million (2016: $21 million) relating to the disposals of the West Polaris and West Vela.

Total operating expenses (excluding loss on impairment of long-lived assets)

In US$ millions	2017	2016	Change
Floaters	1,261	1,430	(12)%
Jack-up rigs	563	598	(6)%
Other	78	92	(15)%
Total operating expenses (excluding loss on impairment of long-lived assets)	1,902	2,120	(10)%

Total operating expenses, excluding loss on impairment of long-lived assets, were $1,902 million in 2017 compared to $2,120 million in 2016, a decrease of $218 million or 10%. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. The decrease in operating expenses resulted from a reduced number of drilling units in operation in 2017 as compared to 2016.

Total operating expenses, excluding loss on impairment of long-lived assets, for the floaters segment were $1,261 million in 2017 compared to $1,430 million in 2016, a decrease of $169 million, or 12%. This decrease was mainly related to the decrease in the number of operating units during the period.

Total operating expenses, excluding loss on impairment of long-lived assets, for the jack-up rigs segment were $563 million in 2017 compared to $598 million in 2016, a decrease of $35 million, or 6%. This decrease was mainly related to the decrease in the number of operating units during the period.

Other operating expenses predominately relate to costs associated with the provision of management services to external parties and related parties.

Loss on impairment of long-lived assets

As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra. As our plan of reorganization anticipates the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

In 2016 a total of $44 million of impairments were recorded against the West Mira, following the settlement of the arbitration, as well as other impairments as a result of revisions to costs capitalized in our capital spares pool.

Interest expense

Interest expense was $285 million in 2017 compared to $412 million in 2016, a decrease of $127 million, or 31%. The decrease is mainly due to post-petition contractual interest expenses of $81 million related to debt held as subject to compromise which have not been recognized in the Consolidated Statement of Operations, but instead recorded as a reduction to debt principal value in the Consolidated Balance Sheet.

Other financial items

Other financial items, excluding interest expense, reported in the Statement of Operations include the following items:

In US$ millions	2017	2016
Interest income	60	66
Share in results of associated companies (net of tax)	174	283
Loss on impairment of investments	(841)	(895)
Gain/(loss) on derivative financial instruments	11	(74)
Net gain on debt extinguishment	19	47
Foreign exchange (loss)/gain	(65)	18
Reorganization items, net	(1,337)	—
Other financial items and other (expense)/income, net	(44)	(15)
Total financial items and other income/(expense), net	(2,023)	(570)

Share in results from associated companies was an income of $174 million in 2017 compared to income of $283 million in 2016. The income mainly comprises our share of income from Seadrill Partners, as well as SeaMex and Seabras Sapura. The decrease is primarily due to the decreased share of income from Seadrill Partners as a result of a decrease in the number of operating units and rigs and a reduction in certain operating dayrates.

During 2017 we recorded an other than temporary impairment of investments of $841 million, compared to an other than temporary impairment of investments of $895 million in 2016. The impairments relate to our investments in Seadrill Partners and SeaMex in both years. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" to our Consolidated Financial Statements included herein for further information.

The gain on derivative financial instruments was $11 million in 2017, compared to a loss of $74 million in 2016. The gain in 2017 was primarily due to gains of $46 million on our cross-currency interest swaps which were partially offset by a loss of $30 million on our interest rate swap agreements due to unfavorable movement in swap interest rates during the year and a loss on other derivatives of $5 million. On filing for Chapter 11, we triggered an event of default under our swap agreements, resulting in the termination of our derivatives by our counterparties on September 13, 2017. The loss on derivative financial instruments in 2016 was mainly related to a loss of $48 million on our interest rate swap agreements and losses on our cross-currency interest rate swaps of $20 million due to unfavorable movements in our interest rate swap agreements and a loss on our TRS agreements of $6 million.

Included in the results for 2017 is a gain of $19 million of debt extinguishment compared to a gain of $47 million in 2016, of which the 2017 gain is due to the conversion of subordinated loans, fees and interest provided to Archer into a new convertible instrument. The gain recognized in 2016 is related to the extinguishment of our convertible bonds.

Foreign exchange losses amounted to $65 million in 2017 compared to gains of $18 million in 2016. This was mainly due to the revaluation of our NOK-denominated and SEK-denominated bonds to the U.S. dollar.

After the filing of our bankruptcy petition on September 12, 2017, we incurred $66 million of post-petition professional fees associated with the bankruptcy cases. Additionally, we incurred non-cash charges of $66 million relating to unamortized debt issuance costs and $89 million in respect of reversal of issuing entities credit risk on derivatives.
As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra. As the Plan anticipates the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million loss through reorganization items, in 2017.

Income taxes

Income tax expense was $66 million for the year ended December 31, 2017 compared to $199 million for the year ended December 31, 2016. Our effective tax rate was approximately (2)% for the year ended December 31, 2017, compared to 452.3% for the year ended December 31, 2016. This means that we continue to pay tax on consolidated losses after impairments, such that there were tax charges reported on overall losses before tax inclusive of discrete items. The 2017 and 2016 negative rates reflect no tax relief on the impairments or the derivative loss, as well as no tax chargeable on the disposal transactions. This was due to these items largely falling within the zero tax rate on Bermuda companies.

Significant amounts of our income and costs are reported in non-taxable jurisdictions such as Bermuda. Our drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate income tax rates range from 17% to 35% for earned income and the deemed tax rates vary from 4% to 10% of revenues. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, our effective tax rate may differ significantly from period to period depending on the level of activity in each of the tax jurisdictions in which our operations are conducted.

Other Comprehensive Income

Unrealized (loss)/gain on marketable securities, net

The net unrealized gain at December 31, 2017 was $14 million compared to a gain of $17 million at December 31, 2016, presented in the Consolidated Statement of Comprehensive Income. The unrealized gain in 2017 is predominantly driven by the recognition and subsequent revaluation of our investment in Archer as a marketable security. This was previously held as an investment in associate but, following two share issuances by Archer in March and April 2017 and settlement of guarantees, our shareholding was diluted and we deemed this to be a loss of significant influence.

In 2016, an impairment charge of $153 million was recognized against the common unit investment in Seadrill Partners, on conclusion the investment impairment was other than temporary. No subsequent charge was recognized in 2017. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" to our Consolidated Financial Statements included herein for further information.

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015

The following table sets forth our operating results (by segments) for 2016 and 2015.

	Year ended December 31, 2016				Year ended December 31, 2015
In US$ millions	Floaters	Jack-up rigs	Other	Total	Floaters	Jack-up rigs	Other	Total
Total operating revenues	2,212	865	92	3,169	2,906	1,293	136	4,335
(Loss)/gain on disposal	—	—	—	—	(243)	179	1	(63)
Contingent consideration realized	21	—	—	21	47	—	—	47
Total operating expenses (excluding loss on impairment of long-lived assets)	(1,430)	(598)	(92)	(2,120)	(1,807)	(808)	(122)	(2,737)
Loss on impairment of long-lived assets	(44)	—	—	(44)	(563)	—	—	(563)
Operating income	759	267	—	1,026	340	664	15	1,019
Interest expense				(412)				(415)
Impairment of investments				(895)				(1,285)
Other financial items				325				254
(Loss)/ Income before taxes				44				(427)
Income taxes				(199)				(208)
Net (Loss)/ income				(155)				(635)

Total operating revenues

In US$ millions	2016	2015	Change
Floaters	2,212	2,906	(24)%
Jack-up rigs	865	1,293	(33)%
Other	92	136	(32)%
Total operating revenues	3,169	4,335	(27)%

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

(Loss)/gain on disposals

In 2016 we did not record any material gains or losses on the disposal of assets. In 2015 we recorded a net loss of $239 million relating to the loss on disposals of the West Polaris, and the newbuilding West Mira which was cancelled and the newbuilding West Rigel which is now classified as held for sale. The loss was partially offset by a gain of $181 million on the disposal of our five jack-up rigs to SeaMex.

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

Total operating expenses, excluding loss on impairment of long-lived assets, for the floaters segment were $1.4 billion in 2016 compared to $1.8 billion in 2015, a decrease of $0.4 billion, or 21%. This decrease was mainly related to the decrease in the number of operating units and implementation of our cost-cutting program.

Total operating expenses, excluding loss on impairment of long-lived assets, for the jack-up rigs segment were $0.6 billion in 2016 compared to $0.8 billion in 2015, a decrease of $0.2 billion, or 26%. This decrease was mainly related to the decrease in the number of operating units and implementation of our cost saving program

Other operating expenses predominately relate to costs associated with the provision of management services to external parties and related parties.

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

Interest expense

Interest expense was $412 million in 2016 compared to $415 million in 2015, a decrease of $3 million, or 1%. This decrease was consistent with the decrease in interest-bearing debt, which contributed a gross interest expense decrease of $24 million. This was offset by the reduction in interest capitalized on our newbuildings of $21 million, which increased our interest expenses.

Other financial items

Other financial items reported in the Statement of Operations include the following items:

In US$ millions	2016	2015
Interest income	66	67
Share in results from associated companies (net of tax)	283	192
Loss on impairment of investments	(895)	(1,285)
Gain/(loss) on derivative financial instruments	(74)	(150)
Net gain on debt extinguishment	47	8
Foreign exchange (loss)/gain	18	63
Gain on sale of tender rig business	—	22
Other financial items and other (expense)/income, net	(15)	52
Total financial items and other (expense)/income, net	(570)	(1,031)

Share in results from associated companies was income of $283 million in 2016 compared to an income of $192 million in 2015. The income in 2016 was mainly composed of our share of income from Seadrill Partners, as well as SeaMex, Seabras Sapura and Archer. The increase is primarily due to the increased share of income from Seabras Sapura as its operations have continued to grow year on year, and SeaMex which was deconsolidated from March 2015.

During 2016 we recorded a loss on impairment of investments of $895 million, compared to a loss on impairment of $1,285 million in 2015. The impairments relate to our investments in Seadrill Partners in both years, as well as SeaMex in 2016 and SapuraKencana in 2015. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" to our Consolidated Financial Statements included herein for further information.

The loss on derivative financial instruments was $74 million in 2016, compared to a loss of $150 million in 2015. The loss in 2016 was mainly related to a loss of $48 million on our interest rate swap agreements and losses of $20 million on our cross-currency interest swaps due to unfavorable movement in swap interest rates during the year and a loss on our total return swap, or TRS, agreements of $6 million. The loss in 2015 was mainly related to a loss of $104 million on our interest rate swap agreements and losses on our cross-currency interest rate swaps of $7 million due to unfavorable movements in our interest rate swap agreements and a loss on our TRS agreements of $27 million, losses on foreign exchange swap agreements of $9 million and a loss on other derivatives of $3 million.

Foreign exchange gains amounted to $18 million in 2016 compared to gains of $63 million in 2015. This was mainly due to the revaluation of our NOK-denominated bonds to the U.S. dollar, which we believe will ultimately be favorable for us due to the weakening of the Norwegian kroner compared to the U.S. Dollar.

Included in the results for 2016 is a gain on debt extinguishment of $47 million compared to a loss of $8 million in 2015, of which are both primarily related to the extinguishment of our convertible bonds.

Income taxes

Income tax expense was $199 million for the year ended December 31, 2016 compared to $208 million for the year ended December 31, 2015.  Our effective tax rate was approximately 452.3% for the year ended December 31, 2016, compared to (48.7)% for the year ended December 31, 2015. This means that we continue to pay tax on local operations on lower consolidated profit, as compared to 2015 where there was a tax charge reported an overall loss before tax inclusive of discrete items. The 2016 rate and 2015 negative rate reflected no tax relief on the impairments or the derivative loss, as well as no tax chargeable on the disposal transactions. This was due to these items largely falling within the zero tax rate on Bermuda companies.

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

Other Comprehensive Income

Unrealized gain/(loss) on marketable securities, net

The net unrealized gain at December 31, 2016 was $17 million compared to a loss of $460 million at December 31, 2015, presented in the statement of total comprehensive income. These unrealized gains in 2016 result from increases in the market capitalization of Seadrill Partners, whereas in 2015 losses were recorded on Seadrill Partners and SapuraKencana. During 2016, an amount of $153 million was reclassified to the Consolidated Statement of Operations because the investment in Seadrill Partners was considered to be other than temporary impaired, compared to a similar charge of $752 million in 2015. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" of our Consolidated Financial Statements included herein for further information.

B.	LIQUIDITY AND CAPITAL RESOURCES

Overview
We operate in a capital-intensive industry. Historically our investment in newbuild drilling units, secondhand drilling units and our acquisition of other companies has been financed through borrowings from commercial banks and export credit agencies, cash generated from operations, and a combination of equity issuances, bond and convertible bond offerings. Our liquidity requirements relate to servicing and repaying our debt, funding investment in drilling units, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are generally received between 30 and 60 days in arrears, and most of our operating costs are paid on a monthly basis.

Our funding and treasury activities are conducted in accordance with our corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner, Brazilian Reais and Great British Pounds.

This section discusses the most important factors affecting our liquidity and capital resources, including:

•	Summary of our borrowing activities;

•	Liquidity outlook;

•	Our newbuilding program;

•	Key financial covenants related to our borrowings; and

•	Sources and uses of cash;

Summary of our borrowing activities
As at December 31, 2017, we had total outstanding borrowings under our secured credit facilities of $6.4 billion, secured by, among other things, liens on our drilling units, and unsecured bonds outstanding of $2.3 billion. The amounts include the loans relating to the Ship Finance entities we consolidate into our consolidated financial statements as VIEs, totaling $0.8 billion. In addition, we had interest bearing debt of $0.3 billion under loan agreements with related parties.

We have issued a variety of secured and unsecured borrowings. The debt is secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our unsecured debt consists of bonds denominated primarily in U.S. dollars, but also in Norwegian Kroner and Swedish Kronor, with both fixed and floating rates of interest. For the floating bonds in NOK and SEK, we had entered into cross currency interest rate swaps to fix the interest and exchange rates to the dollar.

On September 12, 2017, we filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Southern District of Texas. On this date we entered into the RSA with the Consenting Stakeholders. Our consolidated subsidiaries NADL and Sevan, together with certain other of its consolidated subsidiaries also entered into the RSA together with us. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. The RSA contemplates that each of the Company Parties’ credit facilities will be amended to provide, among other things:

•	approximately 4 to 5.5 year maturity extensions;

•	significant amortization relief with no amortization payments until 2020;

•	no maintenance covenants except minimum liquidity until Q1 2021; and

•	cross-collateralization of the existing credit facilities.

The RSA and Investment Agreement contemplate the formation of an intermediate holding company to issue the new secured notes. Rig-owning entities and certain other assets will be contributed to a subsidiary of that intermediate holding company, which will guarantee and facilitate cross-collateralization of the amended credit facilities. The RSA provides for amendments to SFL’s charter agreements with the Company Parties on terms generally consistent with the credit facility amendments.

Our bankruptcy filing on September 12, 2017 constituted an event of default with respect to our pre-bankruptcy debt obligations and as a result of the filing, certain pre-petition long-term debt facilities are included in Liabilities Subject to Compromise in the consolidated balance sheet as of December 31, 2017. Refer to Note 3 "Chapter 11 Proceedings" of our Consolidated Financial Statements for information of our pre-bankruptcy debt.

During the year ended December 31, 2017 external facility debt repayment totaled $0.8 billion, compared to $1.1 billion in 2016.

As at December 31, 2016 we had $386 million of undrawn revolving capacity under our existing credit facilities. This was cancelled in April 2017.

The outstanding external debt, not reported as liabilities subject to compromise, as at December 31, 2017, gross of capitalized loan fees, is repayable as follows:

(In US$ millions)	2018	2019	2020	2021	2022	2023 and thereafter	Total
Total outstanding debt	511	485	—	—	—	—	996

Please refer to Note 22 "Long-term debt" to our Consolidated Financial Statements included herein for further detailed information on our credit facilities and bonds.

Other sources of liquidity include loans we have provided to related parties including Seadrill Partners, SeaMex and Archer. Please see “Item 7 Major Shareholders and Related Party Transactions–B. Related Party Transactions” for more information. In addition we have a loan receivable from SapuraKencana relating to the deferred consideration for the disposal of the tender rig business to SapuraKencana in April 2013 which was due in April 2016. On August 28, 2017, a loan agreement was signed whereby $5 million is to be repaid each month, with the residual due to be repaid on August 3, 2018. The outstanding balance as at December 31, 2017 was $80 million.

In 2016, we also exchanged $105 million of our outstanding $1.0 billion Senior Notes due in 2017 for 15,684,340 new shares of our common stock at par value. As a result of the exchange we recorded a $47 million gain on debt extinguishment.

Liquidity Outlook
Our short-term liquidity requirements relate to servicing our debt amortization and repayments, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. However, as a result of the downturn in the offshore industry, we have been required to obtain additional liquidity to fully meet our short-term liquidity requirements.

In order to achieve this, we commenced the restructuring program described in "Item 4B. Business Overview". In order to implement the transactions contemplated as part of our restructuring, we commenced Chapter 11 proceedings under the Bankruptcy Code on September 12, 2017. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the bankruptcy court's approval of our plan of reorganization, and therefore substantial doubt exists over our ability to continue as a going concern for twelve months after the date the financial statement are issued.

Financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Upon emergence from Chapter 11 proceedings adjustments to the carrying values and classifications of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Bankruptcy Proceedings".

Our newbuilding program
In 2017 we spent $0.1 billion on newbuildings, drilling units, and equipment, compared to $0.1 billion 2016 and $0.9 billion in 2015. The reason for the reductions in 2016 and 2017 is due to the successfully negotiated deferrals as explained below.

At December 31, 2017, we had contractual commitments under eight newbuilding contracts totaling $1.7 billion. The delivery for these rigs are all currently contracted to take place in 2018. We have already entered into the following agreements with the shipyards as follows:

•
On January 22, 2015, we entered into an agreement with Dalian to defer the deliveries of eight jack-ups that were previously scheduled to be delivered in 2015 and 2016, to 2016 and 2017. On June 3, 2015, we entered into a second amendment with Dalian to defer the deliveries of four jack-ups that were previously due in 2016 to late 2016 and 2017. On April 18, 2016, we entered into agreements with Dalian to further defer the deliveries of all eight jack-ups under construction. On December 28, 2016, we entered into agreements with Dalian to further defer the deliveries of the first four jack-ups under construction. Following this latest deferral agreement, four units were scheduled to be delivered in 2017, and four units in 2018. However, upon technical completion, we expect to defer the actual delivery of each rig and compensate the yard for an agreed compensation for the extended period prior to the actual date of delivery of each rig, or alternatively look for other sensible solutions.

•
As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra. Following the allowed claim agreement in respect of the Samsung and DSME, we have recognized a liability of $1.064 billion at December 31, 2017, and due to the Plan anticipating the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017. Prior to the global settlement, in the year ended December 31, 2016 we had entered into agreement with DSME to defer delivery of the West Aquila and West Libra to the second quarter of 2018 and first quarter of 2019, respectively.

•
On December 2, 2015, we signed an amendment with Jurong for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period originally lasted until June 2016 but was subsequently amended to July 6, 2018. Following completion of the deferral period, the Company and Jurong agreed to form a Joint Asset Holding Company for joint ownership of the West Rigel, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the West Rigel and no alternative transaction is completed. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions, had been signed for West Rigel. As the agreement is pursuant to conditions being met, the Company will continue to hold the asset within "non-current assets held for sale".

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date, recognizing a $2 million loss on disposal.

•
On April 27, 2017, the delivery of the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. In May 2017, the delivery was deferred to June 30, 2017. During July 2017 it was announced that the delivery deferral period was amended to further defer delivery to June 30, 2020 effective upon receipt of $25.3 million plus interest from Cosco, which was receipted in July 2017. The amendment gave Cosco the option to terminate the deferral period agreements on July 1, 2018 and again on July 1, 2019, which would require Cosco to refund the remaining $1 million investment balance. It was deemed that Sevan lost control of the asset and therefore the newbuild asset held of $526 million and corresponding construction obligation of $620 million and accrued interest and other liabilities of $19 million were derecognized at that date, resulting in a net loss on disposal of $75 million. The rig will remain in China at the Cosco Shipyard during which time Sevan retains the right to market the rig and acquire the rig at the original contracted amount.

The table below shows the maturity schedule for the newbuilding contractual commitments as of March 31, 2018 which reflects the recent deferral agreements with Jurong, Cosco and Dalian. It also contemplates the global settlement reached under the Plan, under which the contracts with Samsung and DSME were rejected and terminated. Refer to Note 3 "Chapter 11 Proceedings" of our Consolidated Financial Statements included herein for further information.

(In US$ millions)	2018	2019	2020	2021	2022	2023 and thereafter	Total
Newbuildings	1,685	—	—	—	—	—	1,685

The only newbuilding commitments that remain are the eight jack-up contracts that we have with the Dalian shipyard. These contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee.

Borrowings under our current credit facilities and available cash on hand are not sufficient to pay the remaining installments related to our contracted yard commitments for all of our newbuild drilling units, which currently total $1.7 billion as of March 31, 2018. We are negotiating with Dalian a further resolution to these rigs.

Key financial covenants related to our borrowings
As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

Please refer to Note 22 "Long term debt" to our Consolidated Financial Statements included herein for further information on the RSA agreement and the impact on our covenants contained within our credit facilities and bonds.

Sources and uses of cash
At December 31, 2017, we had cash and cash equivalents totaling $1.3 billion, compared to $1.4 billion in 2016. In the year ended December 31, 2017, we generated cash from operations of $0.4 billion, cash provided by investing activities were $0.3 billion, and cash outflows from financing activities were $0.8 billion.

Summary cash flow statement	Year ended December 31,
(In US$ millions)	2017	2016	2015
Net cash provided by operating activities	399	1,184	1,788
Net cash provided by/(used in) investing activities	329	328	(190)
Net cash used in financing activities	(846)	(1,206)	(1,370)
Effect of exchange rate changes on cash	5	18	(15)
Net increase in cash and cash equivalents	(113)	324	213
Cash and cash equivalents at beginning of the period	1,368	1,044	831
Cash and cash equivalents at the end of period	1,255	1,368	1,044

Net cash provided by operating activities
The net cash generated from operations decreased in 2017 compared to 2016 primarily due to a reduction to contract revenue as a result of an increased number of rigs that came off contract during the current period and reductions in certain operating dayrates. In 2017 there was a net cash outflow from working capital of $83 million, compared to an outflow of $6 million in 2016.

Net cash used in investing activities
The net cash provided by investing activities was $329 million in 2017, compared to net cash provided by investing activities of $328 million in 2016. In 2017 we spent $92 million on newbuildings, drilling units, and equipment, compared to $136 million in 2016. Net loans repaid from related parties was $66 million in 2017, compared to a net repayment of $163 million in 2016. In 2017 we made no additional investments in associated companies, compared to $16 million in 2016. In 2017, we received $170 million as full settlement for the cancellation of the West Mira construction contract and proceeds of $122 million for the disposal of the West Triton, West Mischief and West Resolute to Shelf Drilling. In 2016 we sold our entire shareholding in SapuraKencana for proceeds of $195 million.

Net cash used in financing activities
The net cash used in financing activities was $0.8 billion in 2017, compared to $1.2 billion in 2016. During the year ended December 31, 2017 we made external debt repayments of $0.8 billion, compared to $1.1 billion in 2016. During bankruptcy proceedings, we no longer make any repayments of debt principal held as subject to compromise. However, we continue to make interest payments on these facilities, representing adequate protection payments, which reduce the debt principal. During the year ended December 31, 2017 and 2016 there was no new external debt financing. During the year ended December 31, 2017, we paid a commitment fee of $53 million in relation to entering an investment agreement with new debt and equity investors providing us with $860 million of new debt financing and $200 million of new equity finance, subject to the reorganization of the Company's capital structure under Chapter 11. During the year ended December 31, 2017, we repaid $39 million of related party debt, compared to repayment of $103 million of related party debt in 2016.

Dividends
For the years ended December 31, 2017, 2016 and 2015 we did not pay any dividends. On November 26, 2014, we suspended dividend distributions until further notice. As a result of the amendments to our secured loan agreements in May 2015 to increase the leverage ratio contained in our senior secured credit facilities, we are restricted from paying dividends so long as the amended ratio is in effect until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from making dividend distributions during the amendment period until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017. The Company has generally been prohibited by U.S. bankruptcy law and other provisions of applicable law from making dividends to shareholders during the pendency of the Chapter 11 Cases.

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

Hedging of market risk
Prior to filing for Chapter 11, we used financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. As a result of filing, this triggered an event of default on our derivative agreements and these were subsequently terminated on September 13, 2017. Please see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for a more detailed discussion of how changes in the economic environment would affect us.

Refer to Note 31 "Risk management and financial instruments” to the Consolidated Financial Statements included herein, for further information on our risk management and financial instruments.

Ability to continue as a going concern
Our consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. Our going concern assumption is based on management’s expectation that the current restructuring program described in Note 3 "Chapter 11 Proceedings" to the Consolidated Financial Statements included herein will alleviate the primary conditions that raise substantial doubt as to our ability to continue as a going concern when completed. Furthermore, our business operations are unaffected by the Chapter 11 Proceedings and the restructuring efforts, and we expect to meet our ongoing customer and business counterparty obligations during the course of the proceedings.
We have been engaged in discussions with our banks, potential new investors, existing stakeholders and bondholders in order to restructure our secured credit facilities and unsecured liabilities and recapitalize our balance sheet with new capital. These collaborative efforts resulted in the signing of a Restructuring Support and Lock-Up Agreement (“RSA”) on September 12, 2017, subsequently amended on February 26, 2018, which provides for several conditions to be met in order to fully effectuate the intended restructuring. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the bankruptcy court's approval of our plan of reorganization, and therefore substantial doubt exists over our ability to continue as a going concern for twelve months after the date the financial statement are issued. To the extent the Plan is confirmed, and we emerge from Chapter 11,we expect this substantial doubt to be mitigated.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	TREND INFORMATION

The offshore drilling market is currently entering the fifth year of a downturn and the timing of recovery remains uncertain. The below table show the average oil price over the period 2013 to 2017.

	2013	2014	2015	2016	2017
Average Brent oil price ($/bbl)	108.70	99.49	53.60	45.13	54.74

Brent oil prices have been in the range $45-$55 throughout most of 2017 before increasing in the last quarter and early 2018. The Brent oil price on March 31, 2018 was $70.

Oil and gas companies have responded to the decrease in oil price over the downturn by decreasing their upstream expenditures. During 2017, oil and gas companies have continued to focus on preserving cash, in some cases consciously allowing the production decline rate on producing fields to accelerate because of reduced infill drilling and well intervention. Based on the decreased level of investment since 2014, we expect that production decline rates will increase. Further, the longer the period of lower investment persists, the more new projects and infill drilling will be required to replace the lost production.

The below table shows the global number of rigs on contract at March 31, 2018 and for each of the four preceding years.

	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18
Contracted floating rigs	260	237	170	135	125
Contracted jack-up rigs	415	398	322	297	294

During 2017, we have seen an increase in the activity level in the floater market, albeit primarily for short-term work at extremely competitive dayrates. This improvement was from a low base and we still expect utilization in the floater market to get worse before it improves. Whether the recent increase in oil price will lead to a recovery in offshore exploration and development expenditure in 2018 remains uncertain. It is important to recognize that the resetting of costs across the value chain may facilitate increased activity with only a marginal increase in oil prices.

At the same time, the offshore drilling market remains oversupplied. Offshore drilling contractors have continued to aggressively market their rigs, often focusing on utilization over returns. The below table shows the utilization of the global fleet at March 31, 2018 and for each of the four proceeding years.

	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18
Global fleet - floaters	320	313	303	282	259
Global fleet - jack-up	517	540	541	539	526
Utilization - floaters	81%	76%	56%	48%	48%
Utilization - jack-up	80%	74%	60%	55%	56%

Older units that roll off contract that may require significant capital expenditure to return to the working fleet are therefore more likely to be cold stacked and ultimately scrapped. We expect the combination of declining rates and accelerated scrapping activity to lead to a balanced market at some point. Based on the expected level of scrapping activity and the number of units that are anticipated to be cold stacked, a relatively small increase in spending could meaningfully tighten the floater and tender markets.

Floaters - outlook

Based on the level of current activity and the aging floater fleet, we expect scrapping activity to continue. A total of 103 floaters have been scrapped or retired since the beginning of 2014, equivalent to 32% of the total fleet, and currently there are 28 cold or warm stacked units with no follow-on work identified that are 30 years old or older, which are prime scrapping candidates. In the next 18 months, a further 22 units that are 30 years old or older will be coming off contract with no follow-on work identified which represents additional scrapping candidates. A key rational for scrapping is the 35-year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.

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

Currently 125 floaters out of 259 floaters are under contract, representing 48% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain long-term average decline curves.

Currently the global floater order book stands at approximately 42 units, comprised of 28 drillships and 14 semi-submersible rigs. 12 are scheduled for delivery in 2018, 17 in 2019 and 13 in 2020 and beyond. Due to the subdued level of contracting activity, it is likely that a significant number of newbuild orders will be delayed or canceled until an improved market justifies taking delivery.

Jack-ups

Tendering activity in the jack-up market during 2017 continued, albeit at low dayrates. The shorter-term contract profile in this market lends itself to more turnover and the market has likely reached the base level of units required to maintain existing decline curves.

Globally, marketed utilization is 56%. For units built before 2007 marketed utilization is 50% while for newer units marketed utilization is 63%. While utilization is still far from levels required for pricing power, we believe that customers continue to demonstrate a preference for newer and more capable equipment that can provide safer and more efficient operations.

Currently there are 56 cold stacked units that are 30 years old or older. Additionally, in the next 18 months 91 units that are 30 years old or older will be coming off contract with no follow-on work identified. Together these 147 units, or 28% of the delivered fleet, represent prime scrapping candidates.

90 additions to the fleet are currently under construction; however, a significant portion of these orders were placed by investors with little or no operating track record. While a number of these speculators may exit projects, these units will eventually reach the market, possibly in the hands of more established companies. The deployment of this incremental supply may be somewhat rationalized in the longer term as the more established players will likely only take delivery when economically viable.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as at December 31, 2017 or 2016, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfil with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and VIEs and guarantees towards third parties such as surety performance guarantees to customers as they relate to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As at December 31, 2017, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payments are summarized in Note 32 "Commitments and Contingencies,” of our Consolidated Financial Statements included herein.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

According to the US bankruptcy code, the Debtors have the right to assume or reject certain contracts, subject to the approval of the US Bankruptcy Court and certain other conditions. The table does not reflect any potential changes to our contractual obligations and other commitments that may result from the Chapter 11 reorganization process and activities contemplated by the Plan. At December 31, 2017, we had the following contractual obligations and commitments:

	Payment due by period
	Year Ended December 31,
(In US$ millions)	2018	2019 - 2020	2021 - 2022	Thereafter	Total
Interest-bearing debt (1)	511	485	—	—	996
Related party interest-bearing debt	—	—	—	314	314
Total debt repayments	511	485	—	314	1,310
Interest expense (2)	—	—	—	—	—
Related party interest payments	19	37	37	46	139
Pension obligations (3)	3	6	6	15	22
Operating lease obligations	12	15	12	1	40
Newbuilding commitments (4)	1,685	—	—	—	1,685
Total contractual obligations	2,230	543	55	376	3,196

(1)	Excludes secured credit facilities and unsecured bond facilities that defaulted on filing for Chapter 11, and therefore held as "liabilities subject to compromise" on the Consolidated Balance Sheet.

(2)
During bankruptcy proceedings interest payments on the secured credit facilities are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets.

(3)	Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.

(4)
Newbuilding commitments relate to eight jack-up rigs totaling $1.7 billion with Dalian, reflecting all recent deferral agreements. This excludes the contractual obligation for the West Dorado, West Draco, West Aquila and West Libra of which settlement was agreed with Samsung Heavy Industries Co., Ltd and Daewoo Shipbuilding & Marine Engineering Co., Ltd as part of the global settlement agreement. In addition, $0.5 billion related to the Sevan Developer is excluded as it was derecognized in July 2017 as Sevan Drilling and Cosco reached agreement to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a termination clause for Cosco and it was deemed to have lost control of the asset and therefore a disposal of the asset was deemed necessary. Refer to Note 6 Loss on disposals of our Consolidated Financial Statements included herein for further information.

In addition to the above, we have recognized uncertain tax positions of $55 million as at December 31, 2017.

Refer to Note 32 "Commitments and contingencies” of our Consolidated Financial Statements included herein for further information.

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

Name	Age	Position
John Fredriksen	73	President, Director and Chairman of the Board
Kate Blankenship	53	Director and Audit Committee member
Paul Leand Jr.	51	Director
Hans Petter Aas	72	Director
Michael Grant	64	Director
David Weinstein	58	Director
Per Wullf	58	Director
Harald Thorstein	38	Director
Georgina Sousa	67	Director and Company Secretary
Anton Dibowitz	46	Chief Executive Officer, Seadrill Management
Mark Morris	54	Chief Financial Officer and Senior Vice President, Seadrill Management
Leif Nelson	43	Chief Operating Officer and Senior Vice President, Seadrill Management
Chris Edwards	53	General Counsel and Senior Vice President, Seadrill Management

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

David Weinstein was appointed as a director on the Board in January 2017. Mr. Weinstein is currently also serving as Chairman of the Restructuring Committee for Seadrill Limited, the Chairman of The Oneida Group, a director on the board of TORM plc., Stone Energy Corporation and TRU Taj Finance Inc. He has been a business consultant specializing in reorganization and capital market activities since 2004. He has previously served on a number of other boards including, most recently, Axiall Corporation and as Chairman of Horizon Lines Inc. Previously Mr. Weinstein has served as, Managing Director and Group Head, Debt Capital Markets-High Yield and Leverage Finance at Calyon Securities, from 2007 to 2008 as well as a Managing Director and Head of High Yield Capital Markets at BNP Paribas, BankBoston Securities and Chase Securities, Inc., and head of the capital markets group in the High Yield Department at Lehman Brothers

Per Wullf was appointed a director of the Company in February 2016. Mr. Wullf is former CEO and President of Seadrill Management, a position he held since July 2013 to June 2017. Mr. Wullf has also served as a director of Sevan Drilling since January 2012. Previously, Mr. Wullf served as the Chief Operating Officer and Executive Vice President of Seadrill Management since 2009 until July 2013. Mr. Wullf has more than 36 years of experience in the international offshore and onshore drilling industry.

Harald Thorstein was appointed a director of the Company in December 2017. Mr. Thorstein has served as a director of Seadrill Partners LLC since September 2012. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. He has also served as a director of Ship Finance International Limited since 2011. Mr. Thorstein has served as a director of Solstad Farstad ASA since June 2017 and Axactor AB since September 2017.

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

Anton Dibowitz was appointed Chief Executive Officer in July 2017. Prior to this Mr. Dibowitz served as Executive Vice President of Seadrill Management since June 2016, and as Chief Commercial Officer since January 2013. He has over 20 years drilling industry experience most recently serving as Vice President of Marketing and prior to that as Commercial Director, Deepwater Western Hemisphere Division. Prior to joining Seadrill, Mr. Dibowitz held various positions within tax, process reengineering and marketing at Transocean Ltd. and Ernst & Young LLP.  He is a Certified Public Accountant and a graduate of the University of Texas at Austin where he received a Bachelor’s degree in Business Administration, and Master’s degrees in Professional Accounting (MPA) and Business Administration (MBA).

Mark Morris was appointed as our Chief Financial Officer in September 2015. Mr. Morris was most recently the chief financial officer for Rolls-Royce Group plc and held several roles in his 28 years with the company. During his career at Rolls Royce, amongst other roles, Mr Morris served as group treasurer and managing director of Rolls-Royce Capital and as treasurer of International Aero Engines, a Rolls-Royce Joint Venture. Mr Morris has served as Seadrill Partners Chief Executive Officer since September 2015.

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

Chris Edwards has served as our General Counsel since February 2015 and was appointed Senior Vice President in June 2016. He has over 20 years of in-house legal experience in the natural resources sector, including serving as General Counsel Corporate and General Counsel of the Aluminum Division at BHP Billiton. Prior to working in-house, he trained and worked at Linklaters LLP in its London and Hong Kong offices.

B.	COMPENSATION

During the year ended December 31, 2017, we paid our directors and executive officers aggregate compensation of $8 million, including compensation in the form of options exercised. In addition, we have incurred compensation expense in the aggregate amount of $0.4 million for their pension and retirement benefits.

In addition to cash compensation, during 2017 we also recognized an expense of $1 million relating to stock options and restricted stock units granted to certain of our directors and executive officers. The options were granted in 2013 and 2015, and vest over a 3 to 4 year period and expire between June 2018 and May 2020. The exercise price of the options at December 31, 2017, was in the range of NOK93.70 and NOK273(equivalent of $11.42 to $33.27) per share, and will for most options be reduced by the amount of any future dividends declared with respect to the common shares. Restricted stock units granted have fair values of $11.00 in 2014, $11.91 and $3.67 in 2015, and $3.82 to $3.81 in 2016.

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

Our Board currently consists of nine directors. Mr. Grant and Mr. Weinstein were appointed to the Board in January 2017.

Five of our directors, Mrs. Blankenship, Mr. Aas, Mr. Grant, Mr. Leand and Mr. Weinstein, are considered independent under the NYSE independence standards. Mrs. Blankenship is also considered independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

We currently have a compensation committee, consisting of Mrs. Blankenship and Mr. Thorstein, who is responsible for establishing and reviewing the executive officers’ and senior managements’ compensation and benefits.

In lieu of a nomination committee, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

We currently have a sub-committee, which is responsible for overseeing our comprehensive restructuring plan. Our sub-committee consists of Mr. Weinstein (chairman), Mrs. Blankenship, Mr. Aas, Mr. Grant and Mr. Leand.

As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see “Item 16G. Corporate Governance,” or visit the corporate governance section of our website at www.seadrill.com.

D.	EMPLOYEES

As at December 31, 2017, we had approximately 4,328 employees.

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

We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues, other than as disclosed in Note 32 "Commitments and contingencies” of our Consolidated Financial Statements included herein.

Total employees (including contracted-in staff)	December 31, 2017	December 31, 2016	December 31, 2015
Operating segments:
Floaters	1,484	1,710	2,995
Jack-up rigs	938	1,230	2,075
Other	1,221	1,100	1,755
Corporate	685	740	170
Total employees	4,328	4,780	6,995
Geographical location:
Norway	510	600	1,080
Rest of Europe	235	210	170
North America and Mexico	1,095	1,100	1,535
South America	742	600	1,145
Asia Pacific	462	450	575
Africa and Middle East	1,284	1,820	2,490
Total employees	4,328	4,780	6,995

In addition to employees working on the rigs, certain employees are involved in providing management services to our associated companies in which we hold investments, including Seadrill Partners. Employees involved in providing management services are not directly related to our operating or reporting segments and are presented under the “Other” category above.

The number of employees has decreased during the year ended December 31, 2017 as a result of the decrease in our operating fleet of drilling units.

E.	SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of March 31, 2018 and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Option Scheme which was approved by the Board in May 2005 and restricted stock units (RSUs) awarded to them under Seadrill’s Restricted Stock Units Plan approved by the Board in October 2013. The subscription price for options granted under the scheme will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

On April 15, 2016, the Board approved the issuance of 164,923 restricted stock units vesting on December 1, 2018 to key employees of the Company in lieu of a portion of their 2015 performance bonus. On December 19, 2016, the Board further approved the issuance of 150,000 restricted stock units vesting on December 1, 2019 to key employees of the Company.

On February 16, 2017, the Board approved a new Share Option Scheme that will expire in February 2027. No options have been granted under this Scheme.

Director or Key Employee	Beneficial Interest in Common Shares of $2.00 each		Interest in Options and Restricted Stock Units (RSUs)
	Number of shares	%	Scheme	Total number of options / Total number of units	Number of options vested	Exercise price	Expiry date
John Fredriksen (Note 2)	(Note 2)	(Note 2)	Options	180,000	—	NOK 93.70	May 2020
Kate Blankenship	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Paul Leand Jr.	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020
Hans Petter Aas	—	(Note 1)	Options	30,000	—	NOK 93.70	May 2020

Mark Morris	—	(Note 1)	Options	60,000	—	NOK 93.70	May 2020
			RSUs	17,726	—	—	December 2018
Anton Dibowitz	—	(Note 1)	Options	60,000		NOK 273.00	December 2019
			Options	80,000	—	NOK 93.70	May 2020
			RSUs	98,168	—	—	December 2019
Leif Nelson	—	(Note 1)	RSUs	3,500	—	—	December 2018
			RSUs	8,000	—	—	December 2018
			RSUs	20,000	—	—	December 2019
			RSUs	36,037	—	—	December 2019
			RSUs	90,000	—	—	December 2020
Chris Edwards	—	(Note 1)	RSUs	5,000	—	—	December 2018
			RSUs	10,000	—	—	December 2019
			RSUs	12,992	—	—	December 2019
			RSUs	60,000	—	—	December 2020

(1)	Less than 1%

(2)
Hemen Holding Limited, a Cyprus holding company, and other related companies are collectively referred to herein as Hemen. These shares are indirectly held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition to the holdings of shares and options contained in the table above, as at March 31, 2018, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as of March 31, 2018, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

	Common Shares Held
Shareholder	Number	%
Hemen Holding Ltd [1]	119,097,583	23.6%
Wealthy Fountain Holdings Inc [2]	25,645,714	5.1%

[1]	For further information regarding Hemen, please see “Item 6. Directors, Senior Management and Employees–E. Share Ownership.”

[2]	This information was derived from Schedule 13G filed with the Commission on July 15, 2015

We had a total of 508,763,020 common shares outstanding of which 4,244,080 were held as treasury shares, as of March 31, 2018.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

Our significant related parties are as follows:

•	Transactions with investees and associates, over which we have significant influence:

◦	Seadrill Partners

◦	SeaMex

◦	Seabras Sapura

•	Transactions with those holding significant influence over us:

◦	Hemen and affiliated companies

Full disclosure of related party transactions for the years ended December 31, 2017, 2016 and 2015 are presented in Note 30 "Related Party Transactions” of our Consolidated Financial Statements included herein.

The following sections describe the relationships of our related parties and summarize the significant agreements.

Seadrill Partners
As at January 2, 2014, the date of deconsolidation, Seadrill Partners was considered to be a related party and not a controlled subsidiary of ours. The following is a summary of the agreements with Seadrill Partners.

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

West Polaris Disposal
On June 19, 2015, we sold the entities that owned and operated the West Polaris, to Seadrill Operating LP, or Seadrill Operating, a consolidated subsidiary of Seadrill Partners LLC and 42% owned by us. Refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries” of our Consolidated Financial Statements included herein for more information.

There were no further units sold in the year ended December 31, 2017 and December 31, 2016.

(iii) Management, administrative and technical service agreements with Seadrill Partners
In connection with the IPO of Seadrill Partners, subsidiaries of Seadrill Partners entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of ours, pursuant to which Seadrill Management provides to Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. In September 2017, the agreement was updated to clarify the compensation charges for these services. During the twelve months ended December 31, 2017 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

(iv) Loans provided to Seadrill Partners
Seadrill has provided Seadrill Partners various rig financing agreements and discount notes, along with a vendor financing loan, and revolving credit facility to support the growth of Seadrill Partners. Full disclosure of loans issued to Seadrill Partners for the years ended December 31, 2017, 2016, and 2015 are presented in Note 30 "Related party transactions” of our Consolidated Financial Statements included herein.

Below is a summary of the significant movements and outstanding loans for the year ended December 31, 2017.

Rig Financing Agreements
West Vencedor Facility - In June 2014 we repaid the underlying $1,200 million senior secured loan relating to the West Vencedor, and as a result the West Vencedor Loan Agreement between us and Seadrill Partners was amended to carry on the existing loan on the same terms. The West Vencedor Loan Agreement between us and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed by Seadrill Partners to us under the remaining West Vencedor Loan agreement as at December 31, 2017 was $25 million (December 31, 2016: $41 million).

T-15 / T-16 Facility - The total amounts owed under the Rig Financing Agreement relating to the T-15 and T-16 were amended in August 2017 so that the facility is held in Seadrill Partners therefore removing the back to back agreement with us. As a result, the total amount outstanding as at December 31, 2017 was nil (December 31, 2016: $119 million).

West Vela facility - Under the terms of the $1,450 million secured credit facility agreement, certain of our subsidiaries and Seadrill Partners relating to the West Vela and West Tellus, were jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement its restructuring plan. The amendments remove us as a guarantor for this facility.

West Polaris facility - In June 2015, we completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information. Prior to August 2017, we acted as a guarantor under the facility. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement its restructuring plan. The amendments remove us as a guarantor for this facility.

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

Ship Finance Transactions
We entered into sale and leaseback contracts for several drilling units with subsidiaries of Ship Finance. We have determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts. Refer to Note 34 "Variable interest entities” of our Consolidated Financial Statements included herein for more information.

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

On June 28, 2013, NADL sold the entity that owns the newbuild jack-up, West Linus, to SFL Linus Ltd., a subsidiary of Ship Finance. The purchase consideration for this reflected the market value of the rig as at the delivery date, which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance that bears interest at the rate of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our balance sheet as at December 31, 2017.

As at December 31, 2017 the VIEs had gross and net loans outstanding to Ship Finance amounting $314 million, following a loan principal prepayment of $101m. As at December 31, 2016 the VIEs had gross loans of $415 million and net loans of $330 million due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis. The net related party loans are disclosed as “Long-term debt due to related parties” on the Consolidated Balance Sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense of the loans for 2017 was $15 million (2016: $19 million, 2015: $19 million).

Archer transactions
From time to time, we may enter into transactions with Archer our former consolidated subsidiary and current associate investment. Seadrill has provided a range of support for Archer including loans, guarantees and other financial commitments, in order to support the best interests of Archer and Seadrill.

Full disclosure of transactions with Archer for the years ended December 31, 2017, 2016, and 2015 are presented in Note 30 "Related party transactions” of our Consolidated Financial Statements included herein. Significant transactions with Archer for the year ended December 31, 2017 are summarized below.

Loan agreements
On March 6, 2015, we purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer. The aggregate consideration paid for the loan by us to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bore interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by us there was no undrawn amount. Interest and any commitment fee was due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, our $50 million subordinated loan to Archer was written down to nil due to our share of net losses of Archer reducing the investment balance. Our accounting policy, once its investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. Our share of equity method losses or gains is determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to our loan to Archer at our invested ownership of 39.89%.

On May 27, 2016, we granted a $75 million subordinated loan to Archer. The loan bore interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

During 2016, the $75 million loan was written down by $58 million due to our share of net losses of Archer reducing the investment balance. Our accounting policy once our investment in the common stock of an investee has reached nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. Our share and equity method losses or gains is determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to our loan to Archer at our invested ownership of 39.72% for 2016 and an average position of 31.89% to April 25, 2017.

On April 25, 2017, we agreed with Archer to convert the total outstanding subordinated loans, fees and interest provided to Archer, carrying value of $37 million, into a $45 million subordinated convertible loan. The subordinated convertible loan will bear payment-in-kind interest of 5.5%, matures in December 2021 and has an option to convert into equity of Archer Limited in 2021 based on a strike price of $2.083 per share. The strike price is approximately 75% above the subscription price in Archer's private placement on March 2, 2017. As the new instrument is a convertible debt instrument, the instrument is bifurcated and subsequently recognized at fair value. For further information on the convertible option embedded derivative, refer to Note 31 "Risk management and financial instruments" of our Consolidated Financial Statements included herein.

The total net interest income on the $50 million and $75 million loans relating to Archer for 2017 was $3.0 million (2016: $8.0 million; 2015: $3.0 million). The convertible debt instrument made a fair value gain on straight debt component of $1 million and a fair value loss on conversion option of $4 million for 2017.

Guarantees
We provide various financial and performance guarantees on behalf of Archer. The total amount of outstanding guarantees to Archer as at December 31, 2017 was $18 million. We generally charge Archer a guarantee fee of 1.25% per annum on the amount of outstanding guarantees.

We had provided additional financial support to Archer in the form of $278 million in financial guarantees for the benefit of its lenders. As part of our restructuring plans, we agreed with Archer and its lenders to extinguish these guarantees in exchange for a cash payment of approximately $28 million.

Frontline Management Transactions
Frontline provides company secretarial and administrative services and charged us fees of $3 million, $3 million and $4 million for these services in the years 2017, 2016 and 2015, respectively. These amounts are included in “general and administrative expenses.”

Seatankers Management Transactions
We and our subsidiaries receive services from Seatankers, an affiliate of Hemen. The fees were $2 million, $2 million, and $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Other Related Parties

SeaMex Limited
SeaMex is a drilling company based in Mexico that owns and operates five jack-up drilling rigs under contract with Pemex. As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be our related party and not a controlled subsidiary. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" of our Consolidated Financial Statements included herein for more information regarding the deconsolidation.

The following is a summary of the related party agreements and transactions with SeaMex.

Management and administrative service agreements
In connection with the joint venture agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 4.5% to 8%. The agreement can be terminated by providing 60 days’ written notice. Income recognized under the management and administrative agreement for the year ended December 31, 2017 was $9 million (2016: $7 million; 2015: $11 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to our rigs West Castor, West Pegasus and West Freedom and charge a fee ranging from of 4.85% to 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged us fees, under the above agreements for the year ended December 31, 2017 of $5 million (2016: $5 million; 2015: $10 million). These amounts are included in vessel and rig expenses.

Loans
$250 million Seller’s credit - In March 2015, SeaMex borrowed from us $250 million as Seller’s credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.5% and mature in December 2019. The loan facility is subordinated to SeaMex's external debt facility. The outstanding balance (excluding interest) as at December 31, 2017 was $250 million (2016: $250 million).

$162 million consideration receivable - SeaMex agreed to pay to us $162 million as consideration for the allocation of the rig contract of the West Titania to the joint venture. This amount was paid in full in July 2015.

$45 million loan facility - The funding was provided on formation of the joint venture to fund short term working capital requirements. The facility bears interest at a rate of LIBOR plus a margin of 6.5%. The loan facility is subordinated to SeaMex's external debt facility. In the year ended December 31, 2015 this balance was classified within "Short-term amounts due to related parties" on the Consolidated Balance Sheet as the terms were not finalized. The terms were finalized in November 2016, with an effective date of May 2015.
We have made available a fully subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first drawdown of this amount or a portion thereof. The facility is to be provided by both Seadrill and Fintech at a ratio of 50.0% each. This matured at the end of December 2016. The facility bore interest at a rate of LIBOR plus a margin of 6.5%. The facility was intended to be repayable once SeaMex had complied with certain conditions with regards to its lenders, however remained undrawn.

Capital contributions
During the year ended December 31, 2016 both the joint venture partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the joint venture. No contributions were made in the year ended December 31, 2017.

Guarantees
During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer. The customer deferred payment into 2016 and SeaMex has since recovered the full amount of overdue balances. In order to ease the resulting cash flow impact on SeaMex, we, along with Fintech, our joint venture partner, agreed to provide certain support to SeaMex. Simultaneously, lenders to SeaMex provided a short-term amendment to the bank facility to provide some additional flexibility.

Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2017 (2016: $30 million).

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

Seabras Sapura transactions
Seabras Sapura Participacoes S.A. and Seabras Sapura Holding GmbH, together referred to as Seabras Sapura, are joint ventures based in Brazil that construct and operate pipe-laying vessels, which are each owned 50% by us. The following is a summary of the significant transactions with Seabras Sapura for the year ended December 31, 2017.

Yard guarantees
We provided a yard guarantee of EUR 47 million ($51 million), in relation to the Seabras Sapura Participacoes S.A. pipe-laying vessel, which was provided on a several basis with the joint venture partner. During 2015 the unit was delivered and the yard obligations were fulfilled. We therefore no longer have any further obligations.

We have provided yard guarantees in relation to Seabras Sapura Holding GmbH pipe-laying vessels, which have been provided on a several basis with TL Offshore. As at December 31, 2017, there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016 (December 31, 2016: nil).

Loans
We provide the Seabras Sapura joint ventures with various loans to finance working capital. The total amount outstanding, including accrued interest, as at December 31, 2017 was $99 million (December 31, 2016: $95 million).

Financial guarantees
PLSV I - In December 2013, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provided a Sponsor Guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad), in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed by us as at December 31, 2017 was $186 million (December 31, 2016: $218 million). The guarantees secure the full outstanding amount under the facility agreement.

PLSV II - In April 2015, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provide a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad) in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The amount guaranteed by us as at December 31, 2017 was $328 million (December 31, 2016: $367 million). The guarantees are vessel specific and can only be called for the outstanding amounts under the relevant vessel tranche.

In addition, we provided bank guarantees in relation to the above credit facilities to cover six months of debt service costs and three months of operating expenses under retention accounts. These guarantees were released in the period ended December 31, 2016 following us providing loans as described above. The total amount guaranteed as at December 31, 2017 was nil (December 31, 2016: nil). The guarantees are vessel specific and can only be called for the outstanding amounts under the relevant vessel tranche.

Sapura Esmeralda - In November 2012, a subsidiary of Seabras Sapura Participacoes S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013, an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, our wholly owned subsidiary provided a sponsor guarantee on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd., in respect of the obligations of the borrower. The total amount guaranteed by our subsidiaries as at December 31, 2017 was $184 million (December 31, 2016: $202 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 28, 2018. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag or extend the expiry of the temporary flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will either be revoked or not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

As at the consolidated balance sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.

As at the Consolidated Balance Sheet date, we have not recognized liabilities for the above guarantees as we do not consider it probable for the guarantees to be called.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see the section of this Annual Report on Form 20-F entitled “Item 18. Financial Statements.”

Legal Proceedings

We are a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition either individually or in the aggregate. Our best estimate of the outcome of the various disputes has been reflected in the Consolidated Financial Statements as at December 31, 2017, which is not material except as disclosed otherwise.

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

Sevan
Sevan Drilling is a majority-owned subsidiary of ours. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2017, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

NADL
In February 2016 NADL was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were substantially settled for $34.7 million. The settlement amount was reflected as at December 31, 2016.

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

Seabras Sapura joint venture
The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 28, 2018. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag or extend the expiry of the temporary flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will either be revoked or not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We have filed an appealed against the IPR ruling. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2017 as we do not believe the loss to be probable.

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

On November 26, 2014, we suspended dividend distributions until further notice. We cannot assure you when we will resume paying dividends, if at all. In May 2015, as part of the amendments to the covenants contained in our senior secured credit facilities, we were restricted from making dividend distributions during the amendment period until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from making dividend distributions during the amendment period until June 30, 2017. On April 4, 2017, we extended the amendment period until September 30, 2017. The Company has generally been prohibited by U.S. bankruptcy law and other provisions of applicable law from making dividends to shareholders during the pendency of the Chapter 11 Cases.

For the years ended December 31, 2017, 2016 and 2015, we did not pay dividends to our shareholders.

B.	SIGNIFICANT CHANGES

There have been no significant changes since the date of our Consolidated Financial Statements included herein, other than as described in Note 37 "Subsequent Events” of our Consolidated Financial Statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Shares of our common stock, par value $2.00 per share, have traded on the OSE since November 22, 2005 and on the NYSE since April 15, 2010, under the symbol “SDRL.”

The NYSE listing is intended to be our “primary listing” and the OSE listing is intended to be our secondary listing.

The following tables set forth the high and low prices for our common shares as reported on the NYSE and the OSE for the periods listed below. The prices are presented in their local currencies; U.S. dollars for the common shares on the NYSE and Norwegian Kroner for the common shares on the OSE.

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for the five most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal year ended December 31
2017	3.73	0.15	32.41	1.36
2016	7.49	1.57	49.00	13.29
2015	15.44	3.31	115.80	30.55
2014	40.84	10.66	250.00	80.65
2013	47.78	34.75	289.00	202.00

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for each full financial quarter for the two most recent fiscal years:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
First quarter ended March 31, 2018	0.30	0.20	2.57	1.72

Fiscal year ended December 31, 2017
First quarter 2017	3.73	1.02	32.41	9.40
Second quarter 2017	1.68	0.35	14.15	3.05
Third quarter 2017	0.62	0.15	3.99	1.36
Fourth quarter 2017	0.55	0.23	4.36	2.02

Fiscal year ended December 31, 2016
First quarter 2016	7.49	1.57	49.00	13.29
Second quarter 2016	5.21	2.70	43.70	23.50
Third quarter 2016	3.39	1.86	28.90	15.42
Fourth quarter 2016	4.59	1.95	38.50	15.80

The following table sets forth the high and low prices of our common shares trading on the NYSE and OSE for the six most recent months:

	NYSE		OSE
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
September 2017	0.62	0.19	3.58	1.40
October 2017	0.40	0.25	3.09	2.08
November 2017	0.55	0.25	4.36	2.09
December 2017	0.32	0.23	2.72	2.02
January 2018	0.30	0.24	2.40	1.97
February 2018	0.30	0.22	2.57	1.77
March, 2018 *	0.27	0.20	2.12	1.72

*	The high and low prices of our common shares on the NYSE and OSE are during the period from March 1, 2018 through and including March 31, 2018.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares currently trade on the NYSE and the OSE under the symbol “SDRL.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company was filed as Exhibit 1.1 to the Company’s Registration Statement on Form 20-F (Registration No. 001-34667), which was filed with the Commission on March 25, 2010, and is hereby incorporated by reference into this annual report. Our Amended and Restated Bye-laws adopted on September 23, 2016 are attached to this filing at Exhibit 19.1.3.

The Company was incorporated by registration under the Companies Act. The object of our business, as stated in section 6 of our Memorandum of Association, is to carry on business as the owners, operators and managers of ocean drilling ships, vessels, platforms, rigs and equipment of all kinds, and to act as a holding company. The Company may not engage in insurance or reinsurance business or carry on business as a mutual fund. Our Memorandum of Association and bye-laws do not impose any limitations on the ownership rights of our shareholders.

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

The key powers of our shareholders include the power to alter the terms of the Company’s Memorandum of Association and to approve and thereby make effective any alterations to the Company’s Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company’s shares may apply to the Court to annul or vary an alteration to the Company’s Memorandum of Association. A majority vote against an alteration to the Company’s Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of our capital including a reduction in share capital, to approve the removal of a director, to resolve that we will be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast, unless the Bye-Laws provide otherwise). The Company’s Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company’s Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company’s voting shares the ability to request that the Board shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of our business affairs unless there is a pre-existing provision in the Company’s Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

The Company’s Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with our Company or in which our Company is otherwise interested. The Company’s Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company’s Bye-law 97 provides its Board the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s common shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. The Company’s Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws. Each shareholder has agreed in Bye-law 144 to waive to the fullest extent permitted by Bermuda law any claim or right of action he might have whether individually or derivatively in the name of the Company against each indemnitee in respect of any action taken by such indemnitee or the failure by such indemnitee to take any action in the performance of his duties to the Company. The indemnification and waiver provisions are covered by Bye-laws 138 through 146.

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

Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions may avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

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

The following is a discussion of the material Bermuda, United States federal income and other tax considerations with respect to us and holders of common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

Net income taxation for an international drilling contractor is complex, and pricing of internal transactions (e.g., rig sales; bareboat fees; services) will allocate overall taxable income between the relevant countries. We apply Organization for Economic Cooperation and Development, or OECD, Transfer Pricing Guidelines as a basis to arrive at pricing for internal transactions. OECD Transfer Pricing Guidelines describe various methods to price internal services on terms believed by us to be no less favorable than are available from unaffiliated third parties. However, some tax authorities could disagree with our transfer pricing methods and disputes may arise in regard to correct pricing.

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

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder, who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

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

We are exposed to various market risks, including changes in interest rates, foreign currency fluctuations, and equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management and the Board. Prior to Chapter 11, we accomplished this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure.

Interest Rate Risk

A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this approach, our surplus funds are used to repay the revolving credit tranches under our credit facilities, or placed in accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing us with the flexibility to meet working capital and capital investments.

This section should be read in conjunction with Note 31 "Risk management and financial instruments” of our Consolidated Financial Statements included herein.

We used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps were used was determined by reference to our net debt exposure. Most of our interest rate swaps did not qualify for hedge accounting and movements in their fair values were reflected in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. Interest rate swap agreements that have a positive fair value were recorded as “Other current assets,” while swaps with a negative fair value were recorded as “Other current liabilities” in the Consolidated Balance Sheet.

At the date of filing for Chapter 11, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $5.7 billion (excluding the interest rate swap agreements qualified for hedge accounting described below), compared to $6.4 billion in 2016, at rates between 0.74% per annum and 3.34% per annum. The swap agreements were due to mature between November 2, 2017 and January 29, 2027.

On September 13, 2017 the interest rate swaps were terminated under each of our International Swaps and Derivatives Agreements (ISDA) and any adjustments for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations, totaling $18 million. The residual liability, representing the counterparty claimed value of $39 million, was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

The net fair values of our interest rate swaps as at December 31, 2016, were as follows:

Interest rate swaps - not qualified for hedge accounting	December 31, 2016
(In millions of U.S. dollars)	Outstanding principal	Fair Value
Other current assets (current liabilities)[1]	6,372	(41)
1         Interest rate swaps not qualified for hedge accounting were held as "subject to compromise" as at December 31, 2017.
In addition to the above interest rate swaps, one of our consolidated VIEs has executed interest rate cash flow hedges in the form of interest rate swaps. These interest rate swaps qualify for hedge accounting under U.S. GAAP, and the instruments have been formally designated as a hedge to the underlying loan. Movements in their fair value are reflected in “Accumulated other comprehensive income (loss),” with their fair value recorded as “Other non-current assets” or “Other non-current liabilities.” As at December 31, 2017, the consolidated VIEs had entered into interest rate swap agreements with a combined outstanding principal amount of $152 million, compared to $176 million in 2016, at rates between 1.77% to 2.01% per annum. These swap agreements mature between October 2018 and December 2018, and the fair values as at December 31, 2017, and December 31, 2016, were as follows:

Interest rate swaps - qualified for hedge accounting	December 31, 2017		December 31, 2016
(In millions of U.S. dollars)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other non-current assets (non-current liabilities)	152	—	176	(1)

At the date of filing for Chapter 11, we also had outstanding cross-currency interest rate swaps with a principal amount of $807 million (December 31, 2016: $807 million) with maturity dates between March 2018 and March 2019 at rates ranging from 4.94% to 6.18% per annum.

On September 13, 2017 the cross currency interest rate swaps were terminated under the ISDA and any adjustments for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations, totaling $71 million. The residual liability, representing the counterparty claimed value of $210 million, was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

The fair value of our cross currency interest rate swap contracts as at December 31, 2016, was as follows:

Cross currency interest rate swaps	December 31, 2016
(In millions of U.S. dollars)	Outstanding principal	Fair Value
Other current liabilities	807	(194)

As at December 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was $0.21 billion, representing the outstanding debt balance on the AOD $360 million facility, which is not subject to compromise.

As at December 31, 2016 our net exposure to floating interest rate fluctuations on our outstanding debt was $0.23 billion, based on our total net interest-bearing debt including related party debt of $9.9 billion less the $7.4 billion total notional principal of our floating to fixed interest rate swaps and cross-currency swaps, less the $2.27 billion in fixed interest loans.

A 1% change in short-term interest rates would thus increase or decrease our net income by approximately $0.1 million on an annual basis as at December 31, 2017, compared to approximately $3 million in 2016.

Foreign Exchange Risk

We and the majority of our subsidiaries use the U.S. dollar as the functional currency because the majority of the revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

This section should be read in conjunction with Note 31 "Risk management and financial instruments” of our Consolidated Financial Statements included herein.

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

Prior to entering Chapter 11, we use foreign currency forward contracts and cross-currency interest rate swaps (as mentioned above) to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under “Other current assets” if the contracts have a net positive fair value, and under “Other current liabilities” if the contracts have a net negative fair value, with changes in the fair value recorded in the Consolidated Statement of Operations under “Other financial items - Gain/(loss) on derivative financial instruments.”

As of December 31, 2017, and December 31, 2016, we did not have any outstanding Norwegian kroner currency forward contracts.

As of December 31, 2017, and December 31, 2016, we did not have any outstanding British pound sterling currency forward contracts.

At December 31, 2017, we had no debt exposure to exchange rate fluctuations as the NOK and SEK denominated debt facilities were held at the foreign exchange rate as at the filing date.

At December 31, 2016, a 1% change in the exchange rate between the U.S. dollar and Norwegian Krone (NOK) and Swedish Krona (SEK) would result in a fair value gain of $5.4 million on the NOK and SEK denominated interest bearing debt and a fair value loss of $5.5 million on the cross currency interest rate swaps that would be reflected in our Consolidated Statements of Operations, based on our cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

Equity price risk

On September 5, 2016, we settled the TRS contract indexed to 4,000,000 of our own shares, whereby we carried the risk of fluctuations in the market price of our shares. We settled the agreement that was outstanding as at December 31, 2015 for 4,000,000 shares at a strike price of NOK 20.30. The settlement amount for the contract was (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty’s financing costs. The settlement was a payment to the counterparty. The contract was scheduled to expire on March 3, 2016 and the agreed reference price was NOK49.60 per common share. As there is not an open position as at December 31, 2017, we do not have exposure to market risk associated with our share price.

In addition to the above TRS agreement, which has our own share as underlying security, we may from time to time enter into short-term TRS arrangements relating to securities in other companies.

We hold equity investments in several other companies in our industry that own and/or operate offshore drilling units with similar characteristics to our own fleet of rigs or deliver various oil services. These investments provide us with additional exposure to market segments in which we operate or other oil services. As at December 31, 2017, these included:

•	a 15.7% equity interest in Archer (OSE:ARCHER), a Bermuda oil service company.

•	a 50% equity interest in Seabras Participacoes SA, a Brazilian holding company, which owns the vessel-owning company of one pipe-laying vessel currently under construction;

•	a 50% equity interest in Seabras Sapura Holding GmbH, an Austria holding company, which owns the vessel-owning entities of five pipe-laying vessels currently under construction;

•	a 46.6% equity interest in Seadrill Partners, which included our ownership interest in both its common and subordinated units;

•	direct ownership interests in the following entities controlled by Seadrill Partners:
i.42% in Seadrill Operating LP;
ii.49% in Seadrill Capricorn Holdings LLC; and
iii.39% in Seadrill Deepwater Drillship Ltd and 49% indirect interest in Seadrill Mobile Units (Nigeria) Ltd; and

•	a 50% equity interest in SeaMex Limited, a joint venture in Mexico.

If the market value of any of these investments should fall below the recorded book value, and this decrease in market value is determined to be other than temporary, there could be an impairment charge recognized in our Consolidated Statement of Operations.

During the year ended December 31, 2017 we have recorded a loss on impairment of our investments in Seadrill Partners and SeaMex totaling $841 million. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies” of our Consolidated Financial Statements included herein for further discussion.

Refer to Note 13 "Marketable securities" and Note 16 "Investment in associated companies" of our Consolidated Financial Statements included herein for information on our investments.

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

The following table shows those of our customers that have generated 10% or more of our contract revenues in any of the periods shown:

	Year ended December 31,
Customer	2017	2016	2015
Total S.A. Group ("Total")	25%	18%	16%
Petroleo Brasileiro S.A. ("Petrobras")	19%	17%	19%
LLOG Exploration Company LLC ("LLOG")	15%	13%	9%
Exxon Mobil Corp ("Exxon")	7%	13%	14%
Statoil ASA ("Statoil")	4%	10%	12%
Other customers	30%	29%	30%
	100%	100%	100%

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as "Liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2017.

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $81 million has been recognized as adequate protection payments from Petition date to December 31, 2017.  The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.  See Note 22 "Long-term debt" to the Consolidated Financial Statements included herein for further information.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2017.

Based upon that evaluation and taking into account the remediation of the material weakness in the internal control over financial reporting set forth in Management's Annual Report on Internal Controls over Financial Reporting below, the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

B.     Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and Rules 15d-15 promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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
The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2017.

Management conducted the evaluation of the effectiveness of internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), published in its report entitled Internal Control- Integrated Framework (2013) and concluded that the material weakness previously reported within the Annual Report on Form 20-F for the year-ended December 31, 2016 had been remediated and that the Company's internal controls over financial reporting as of December 31, 2017 are effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

In our Annual Report on Form 20-F for the year ended December 31, 2016, we reported that we had not maintained effective controls over the accounting for interest rate and cross currency swaps. Specifically, the design and execution of controls over the application of accounting principles under U.S. GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate and cross currency swaps, and the completeness of accounting policy guidance in relation of the inclusion of counterparty credit risk in fair value measurements. This control deficiency resulted in a material misstatement in previously issued financial statements for the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 and therefore required these previously issued financial reports to be restated.

Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016. As set out below, during 2017, management completed remediation activities that remediated the material weakness.

C.     Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2017, appearing under Item 18, and such report is incorporated herein by reference.

D.     Changes in Internal Control over Financial Reporting

We have completed the remediation activities described below to remediate the material weakness reported in our Annual Report on Form 20-F for the year-ended December 31, 2016.

Remediation efforts to address material weakness
Management completed remediation activities to address the material weakness described above. These activities, summarized below, were intended to address the material weakness and to improve the overall control environment. These activities included:

•	We re-designed the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	We performed a review of our accounting policy guidance, including a third party review of all accounting policies; and

•	We enhanced the documentation of policies, procedures and responsibilities throughout the financial reporting process.

Management believes the successful completion of these activities has remediated the material weakness. The completion of these activities was subject to senior management review, including Audit Committee oversight. During the period that the remediation activities were in-progress, we performed additional control activities, as required, to ensure that our financial statements were fairly stated in all material respects.

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that the sole member of the audit committee, Mrs. Kate Blankenship, is an independent Director and is the Audit Committee Financial Expert.

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and its employees, directors, officers and agents of ours. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2017 and 2016 was PricewaterhouseCoopers LLP in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates.

(in U.S. dollars)	2017	2016
Audit fees (1)	5,036,510	3,557,000
Audit-related fees (2)	25,000	129,000
Taxation fees (3)	10,000	19,000
All other fees (4)	—	9,000
Total	5,071,510	3,714,000

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

Audit Committee’s Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2017, 2016 and 2015 were approved by the Board pursuant to the pre-approval policy.

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

There were no repurchases in 2017.

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

•
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors have regularly held executive sessions without management and we expect them to do so in the future.

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

Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

(In US$ millions)		Additions
	Balance at beginning of period	Charge to cost and expenses	Charge to other accounts		Deductions		Balance at end of period
Year ended December 31, 2015
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	16	—	37	(a)	(14)	(b)	39
Valuation allowance on deferred tax assets	280	—	(69)	(c)	—		211

Year ended December 31, 2016
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	39	—	44	(a)	(52)	(b)	31
Valuation allowance on deferred tax assets	211	—	34	(c)	—		245

Year ended December 31, 2017
Year ended Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	31	—	31	(a)	(27)	(b)	35
Valuation allowance on deferred tax assets	245	—	(15)	(c)	—		230

(a)	Increases in provision for disputed accounts receivable - reversal of revenues.

(b)	Releases of accounts receivable provision.

(c)	Amounts related to deferred tax assets recorded for net operating losses, with an offsetting valuation allowance.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Seadrill Limited (1)
1.2
Bye-Laws of Seadrill Limited as adopted by the sole shareholder on May 13, 2005 and as amended by resolution of the shareholders at the Annual General Meeting held on December 1, 2006 and as further amended by resolution of the shareholders at the Annual General Meeting held on September 28, 2007 (1)

1.3	Amended and Restated Bye-Laws of Seadrill Limited, as amended by resolution of shareholders at the Annual General Meeting held on September 23, 2016 (6)
1.4	Certificate of Incorporation of Seadrill Limited delivered May 10, 2005 (1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital delivered May 13, 2005 (1)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital delivered August 8, 2005 (1)
1.7	Certificate of Deposit of Memorandum of Increase of Share Capital delivered December 20, 2006 (1)
1.8	Certificate of Incorporation on Name Change delivered December 20, 2006 (1)
2.1	Form of Common Stock Certificate (1)
4.1	Share Option Scheme dated December 1, 2006 (1)
4.2	Share Option Scheme dated February 1, 2017 (6)
4.3	Rules of the Seadrill Limited Restricted Stock Unit Plan (3)
4.4
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn Holdings LLC, dated as at October 24, 2012 (4)

4.5
Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., dated August 20, 2014, as amended by the first letter amendment dated November 7, 2014, and the second letter amendment dated April 15, 2015 (4) †

4.6	Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., third letter amendment dated June 2015 (5)
4.7
Amendment No. 1 to the Agreement for the Construction of the West Rigel, dated December 2, 2015, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd., including the Joint Asset Holding Agreement between Jurong Shipyard Pte. Ltd. and North Atlantic Drilling Ltd., included as Appendix 1 thereto (5)†

4.8
Amendment No. 2 dated June 1, 2016, Amendment No. 3, dated September 1, 2016, Amendment No. 4, dated September 30, 2016 and Amendment No. 5, dated January 6, 2017 to the Agreement for the Construction of the West Rigel, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd. (6)

4.9	Bermuda Tax Assurance, dated May 25, 2011 (5)
4.10
Restructuring Support and Lock-up Agreement, dated September 12, 2017 among the Company, certain of its wholly and partially owned subsidiaries, certain senior secured lenders, certain bondholders, and certain new money providers, and the exhibits thereto.(7)

4.11	Investment Agreement, dated September 12, 2017 among the Company, certain of its wholly and partially owner subsidiaries, and certain new money providers, and the exhibits thereto.(7)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.3	Certification of the Principal Accounting Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of the Principal Accounting Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Company’s registration statement on Form 20-F, filed on March 18, 2010

(2)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on May 5, 2010

(3)	Incorporated by reference to Amendment No. 1 to the Company’s annual report on Form 20-F, filed on May 8, 2014

(4)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 21, 2015

(5)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 28, 2016

(6)	Incorporated by reference to the Company’s annual report on Form 20-F, filed on April 27, 2017

(7)	Incorporated by reference to the Company’s report on Form 6-K, filed on September 12, 2017

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 12, 2018

By:	/s/ Anton Dibowitz
Name:	Anton Dibowitz
Title:	Chief Executive Officer of Seadrill Management Ltd (Principal Executive Officer of Seadrill Limited)

Seadrill Limited
(Debtor-in-Possession)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2017 appearing under Item 18 (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on September 12, 2017, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Uncertainties inherent in the bankruptcy process raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 12, 2018

PricewaterhouseCoopers LLP (United Kingdom) has served as the Company’s auditor since 2013.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions, except per share data)

		2017	2016	2015
Operating revenues
Contract revenues		1,888	2,850	3,957
Reimbursable revenues		38	66	113
Other revenues	5 *	162	253	265
Total operating revenues		2,088	3,169	4,335

Loss on disposals	6 *	(245)	—	(63)
Contingent consideration realized	6 *	27	21	47

Operating expenses
Vessel and rig operating expenses	*	792	1,015	1,611
Reimbursable expenses		35	61	99
Depreciation and amortization		798	810	779
Loss on impairment of long lived assets		696	44	563
General and administrative expenses	*	277	234	248
Total operating expenses		2,598	2,164	3,300

Operating (loss)/income		(728)	1,026	1,019

Financial items and other income/(expense), net
Interest income	*	60	66	67
Interest expense	7 *	(285)	(412)	(415)
Share in results from associated companies (net of tax)		174	283	192
Loss on impairment of investments		(841)	(895)	(1,285)
Gain/(loss) on derivative financial instruments	*	11	(74)	(150)
Net gain on debt extinguishment		19	47	8
Foreign exchange (loss)/gain		(65)	18	63
Gain on sale of tender rig business		—	—	22
Reorganization items, net		(1,337)	—	—
Other financial items and other (expense)/income, net	*	(44)	(15)	52
Total financial items and other (expense)/income, net		(2,308)	(982)	(1,446)

(Loss)/income before income taxes		(3,036)	44	(427)

Income tax expense	9	(66)	(199)	(208)
Net loss		(3,102)	(155)	(635)

Net (loss)/income attributable to the non-controlling interest		(129)	26	(1)
Net loss attributable to the parent		(2,973)	(181)	(634)

Basic loss per share (U.S. dollar)		(5.89)	(0.36)	(1.29)
Diluted loss per share (U.S. dollar)		(5.89)	(0.36)	(1.29)
* Includes transactions with related parties. Refer to Note 30 "Related party transactions".

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	2017	2016	2015
Net loss	(3,102)	(155)	(635)

Other comprehensive income/(loss), net of tax:
Unrealized gain/(loss) on marketable securities, net	14	17	(460)
Actuarial (loss)/gain relating to pensions	(3)	22	27
Other than temporary impairment of marketable securities, reclassification to Statement of Operations	—	153	752
Unrealized foreign exchange differences	—	—	(15)
Other	2	1	—
Share of other comprehensive (loss)/income from associated companies	(8)	10	10
Other comprehensive income:	5	203	314

Total comprehensive (loss)/income for the period	(3,097)	48	(321)

Comprehensive (loss)/income attributable to the non-controlling interest	(121)	34	7
Comprehensive (loss)/income attributable to the parent	(2,976)	14	(328)
Note: All items of other comprehensive (loss)/income are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED BALANCE SHEETS
As at December 31, 2017 and 2016
(In US$ millions)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		1,255	1,368
Restricted cash	12	104	75
Marketable securities	13	124	110
Accounts receivables, net	14	295	462
Amount due from related parties - current	30	217	376
Other current assets	15	257	495
Total current assets		2,252	2,886
Non-current assets
Investment in associated companies	16	1,473	2,168
Newbuildings	17	248	1,531
Drilling units	18	13,216	14,276
Deferred tax assets	9	10	12
Equipment	19	29	41
Amount due from related parties - non-current	30	547	523
Assets held for sale - non-current	35	126	128
Other non-current assets	21	81	101
Total non-current assets		15,730	18,780
Total assets		17,982	21,666
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	22	509	3,195
Trade accounts payable		72	93
Amounts due to related parties - current	30	10	83
Other current liabilities	23	268	1,352
Total current liabilities		859	4,723
Liabilities subject to compromise	3	9,191	—
Non-current liabilities
Long-term debt	22	485	6,319
Long-term debt due to related parties	30	314	330
Deferred tax liabilities	9	107	112
Other non-current liabilities	24	67	119
Total non-current liabilities		973	6,880
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,518,940 outstanding at December 31, 2017 (December 31, 2016, 504,444,280)	25	1,008	1,008
Additional paid in capital		3,313	3,306
Contributed surplus		1,956	1,956
Accumulated other comprehensive income		58	53
Retained earnings		225	3,198
Total Shareholder's equity		6,560	9,521
Non-controlling interest	26	399	542
Total equity		6,959	10,063
Total liabilities and equity		17,982	21,666
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	2017	2016	2015
Cash Flows from Operating Activities
Net loss	(3,102)	(155)	(635)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	798	810	779
Amortization of deferred loan charges	27	45	39
Amortization of unfavorable and favorable contracts	(43)	(65)	(116)
Share of results from associated companies	(174)	(283)	(192)
Loss on disposal of drilling units	245	—	—
Share-based compensation expense	7	8	7
Loss on disposals and deconsolidations	—	—	63
Contingent consideration realized	(27)	(21)	(47)
Unrealized gain related to derivative financial instruments	(76)	(67)	(82)
Loss on impairment of long-lived assets	696	44	563
Loss on impairment of investments	841	895	1,285
Gain on derecognition of investment in associated company	(10)	—	—
Dividends received from associated companies	39	55	253
Deferred income tax	7	73	29
Unrealized foreign exchange gain on long-term debt	59	(5)	(95)
Gain on sale of tender rig business	—	—	(22)
Payments for long-term maintenance	(58)	(95)	(106)
Net gain on debt extinguishment	(19)	(47)	(8)
Non-cash reorganization items, net of financing activities	1,274	—	—
Other	(2)	(2)	(9)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	167	256	267
Trade accounts payable	(9)	(55)	58
Related party receivables	(42)	2	65
Related party payables	(44)	(35)	(64)
Prepaid expenses/accrued revenue	(66)	15	(12)
Deferred revenue	(107)	(168)	(95)
Other assets	93	55	(22)
Other liabilities	(75)	(76)	(115)
Net cash provided by operating activities	399	1,184	1,788

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	2017	2016	2015
Cash Flows from Investing Activities
Additions to newbuildings	(33)	(52)	(613)
Additions to drilling units and equipment	(59)	(84)	(322)
Refund of yard installments	25	53	29
Contingent consideration received	95	95	27
Settlement of West Mira	170	—	—
Sale of rigs and equipment	122	—	—
Buy out of guarantee	(28)	—	—
Sale of business, net of cash disposed	—	—	1,214
Change in restricted cash	(29)	(26)	(25)
Investment in associated companies	—	(16)	(210)
Loans granted to related parties	—	(120)	(523)
Payments received from loans granted to related parties	66	283	233
Proceeds from disposal of marketable securities	—	195	—
Net cash provided by/ (used in) investing activities	329	328	(190)

Cash Flows from Financing Activities
Proceeds from debt	—	—	1,516
Repayments of debt	(754)	(1,054)	(2,999)
Debt fees paid	(53)	(31)	(16)
Proceeds from debt to related party	—	—	143
Repayments of debt to related party	(39)	(103)	—
Dividends paid to non-controlling interests	—	(7)	(14)
Purchase of treasury shares	—	(10)	—
Cash settlement of restricted stock units	—	(1)	—
Net cash used in financing activities	(846)	(1,206)	(1,370)

Cash reclassified as held for sale	—	—	—
Effect of exchange rate changes on cash and cash equivalents	5	18	(15)

Net (decrease)/increase in cash and cash equivalents	(113)	324	213
Cash and cash equivalents at beginning of the year	1,368	1,044	831
Cash and cash equivalents at the end of year	1,255	1,368	1,044

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(264)	(400)	(458)
Taxes paid	(119)	(123)	(136)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale of treasury shares	—	10	—	—	—	10	—	10
Share-based compensation charge	—	7	—	—	—	7	—	7
Sale of NCI	—	—	—	—	—	—	(4)	(4)
Other comprehensive income	—	—	—	306	—	306	8	314
Dividends declared	—	—	—	—	—	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net Loss	—	—	—	—	(634)	(634)	(1)	(635)
December 31, 2015	985	3,275	1,956	(142)	3,379	9,453	615	10,068
Purchase of treasury shares	(8)	(2)	—	—	—	(10)	—	(10)
Share-based compensation charge	—	7	—	—	—	7	—	7
Cash settlement of vested restricted stock units	—	(1)	—	—	—	(1)	—	(1)
Conversion of convertible bond	31	27	—	—	—	58	—	58
Recognition of non-controlling interest	—	—	—	—	—	—	6	6
Other comprehensive income	—	—	—	195	—	195	8	203
Distributions to non-controlling interests	—	—	—	—	—	—	(113)	(113)
Net loss	—	—	—	—	(181)	(181)	26	(155)
Balance at December 31, 2016	1,008	3,306	1,956	53	3,198	9,521	542	10,063
Share-based compensation charge	—	7	—	—	—	7	—	7
Other comprehensive income	—	—	—	5	—	5	—	5
Distributions to Non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(2,973)	(2,973)	(129)	(3,102)
Balance at December 31, 2017	1,008	3,313	1,956	58	225	6,560	399	6,959

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at December 31, 2017 we owned and operated 35 offshore drilling units, had 13 offshore drilling units under construction and an additional unit classified as held for sale. Seadrill's fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. We also provide management services to our related parties Seadrill Partners and SeaMex, refer to Note 30 "Related party transactions" for further information.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar" or "US$") rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and the group’s interest in associated entities. Investments in companies in which we control, or directly or indirectly holds more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary.

Basis of consolidation

The Consolidated Financial Statements include our assets and liabilities, our majority owned and controlled subsidiaries and certain variable interest entities, (“VIE”s) in which we are deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

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

Investment in companies in which we exercises significant influence, but do not consolidate, are accounted for using the equity method and classified within “Investments in associated companies.” We record our share of earnings or losses from associated companies in the Consolidated Statements of Operations as “Share in results from associated companies.” The excess, if any, of purchase price over book value of our investments in equity method investees is included in the accompanying consolidated balance sheets in “Investment in associated companies.”

Investments in companies in which our ownership is less than 20% are valued at fair value and classified within “Marketable Securities” unless it is not possible to estimate fair value, then the cost method is used.

Bankruptcy accounting

Seadrill Limited and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on September 12, 2017 (the "Petition Date") to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) [case number 17-60079]. The Debtors also commenced a provisional liquidation proceeding in Bermuda on behalf of the Bermudian entities. During the pendency of the Chapter 11 proceedings, the Debtors will operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. Read Note 3 for a discussion of the Chapter 11 proceedings.

The consolidated financial statements have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net" on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the consolidated balance sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

If we emerge from bankruptcy, we will assess the criteria for applying fresh start accounting. If the criteria are met, we will apply fresh start accounting and record our assets and liabilities at fair value as of the fresh start reporting date. The fair value of our assets and liabilities as of that date may differ materially from the recorded values of our assets and liabilities as reflected in our historical Consolidated Financial Statements. In addition, the adoption of fresh start accounting may materially affect the results of operations following the fresh-start reporting date, as we will have a new basis in our assets and liabilities. Consequently, our historical financial statements would not be reliable indicators of our financial condition and results of operations for any period should we apply fresh start accounting.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. Our going concern assumption is based on management’s expectation that the current restructuring program described in Note 3 "Chapter 11 Proceedings" will alleviate the primary conditions that raise substantial doubt as to our ability to continue as a going concern when completed. Furthermore, our business operations are unaffected by the Chapter 11 Proceedings and the restructuring efforts, and we expect to meet our ongoing customer and business counterparty obligations during the course of the proceedings.
We have been engaged in discussions with our banks, potential new investors, existing stakeholders and bondholders in order to restructure our secured credit facilities and unsecured liabilities and recapitalize our balance sheet with new capital. These collaborative efforts resulted in the signing of a Restructuring Support and Lock-Up Agreement (“RSA”) on September 12, 2017, subsequently amended on February 26, 2018, which provides for several conditions to be met in order to fully effectuate the intended restructuring. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the bankruptcy court's approval of our plan of reorganization, and therefore substantial doubt exists over our ability to continue as a going concern for twelve months after the date the financial statement are issued. To the extent the Plan is confirmed, and we emerge from Chapter 11,we expect this substantial doubt to be mitigated.
The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty. Upon emergence from Chapter 11 proceedings adjustments to the carrying values and classifications of our assets and liabilities and the reported amounts of income and expenses could be required that may be material.
For further details of management’s plan to alleviate substantial doubt relating to going concern, refer to Note 3 "Chapter 11 Proceedings".

Note 2 – Accounting policies

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

Contract revenue

A substantial majority of our revenues are derived from dayrate based drilling contracts and other service contracts. We recognize dayrate revenues ratably over the contract period when services are rendered. Under some contracts, we are entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any contingencies are resolved or upon completion of the drilling program.

We may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the expected contract term. We may also receive fees for making capital upgrades during the contract. We recognize revenue for such fees over the expected remaining contract term.

In some cases, we may receive lump sum fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. We recognize non-contingent demobilization fees as revenue over the expected contract term. We recognize revenue for contingent demobilization fees as earned upon completion of the drilling contract.

In some countries, the local government or taxing authority may assess taxes on our revenues. Such taxes may include sales taxes, use taxes, value-added taxes, gross receipts taxes and excise taxes. We generally record tax-assessed revenue transactions on a net basis.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues

In a business combination there may exist unfavorable drilling contracts which are recorded at fair value at the date of acquisition. An unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present values of such contracts are recorded as a liability at the purchase date and subsequently recognized as revenue over the contract term.

Related party revenues relate to management support and administrative services provided to Seadrill Partners and SeaMex. External management fees relate to the operational, administrative and support services provided to third parties.

Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved.

Mobilization and demobilization expenses

We incur costs to prepare a drilling unit for a new customer contract and to move the rig to the contract location. We recognize the expense for such mobilization costs over the expected contract term.

We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance and costs for onshore support personnel. We expense such costs as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

Seadrill Limited and the majority of our subsidiaries use U.S. dollars as the functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, we use the current method of translation whereby the Statement of Operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained in accordance with contractual arrangements. Restricted cash amounts with maturities longer than one year are classified as non-current assets.

Equity method investments

Investments in common stock are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control over, the investee. Significant influence is generally deemed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%, although other factors such as representation on the investee’s Board of Directors and the nature of commercial arrangements are also considered. Under the equity method of accounting, we record investments in equity-method investees in the consolidated balance sheet under “Investment in associated companies” and our share of the investees’ earnings or losses together with other-than-temporary impairments in value and gain/loss on sale of investments under “Share in results from associated companies (net of tax)” in the consolidated statements of income.

All other equity investments, which consist of investments that do not gives us the ability to exercise significant influence as well as investments in equity instruments other than common stock, are accounted for under the cost method or at fair value, if readily determinable.

We analyze our equity method investments for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the investment. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the equity method investee occurs.

Marketable securities

Marketable equity securities which do not give us the ability to exercise significant influence are classified as available-for-sale. These are remeasured at fair value each reporting period with resulting unrealized gains and losses recorded as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains and losses are not realized until the securities are sold or subject to an other than temporary impairment. Gains and losses on forward contracts to purchase marketable equity securities that do not meet the definition of a derivative are accounted for as available-for-sale.

We analyze our available-for-sale securities for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the securities. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale occurs.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

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

We may have option agreements with shipyards to order new drilling units at fixed or variable prices which require some or no additional payment upon exercise. Payments for drilling unit purchase options are capitalized at the time when option contracts are acquired or entered into. We review the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

Newbuildings are evaluated for impairment according to the impairment of long-lived assets accounting policy described below.

Capitalized interest

Interest expense is capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. We don't capitalize amounts beyond the actual interest expense incurred in the period.

If our financing plans associate a specific loan with a qualifying asset, we use the rate on that loan as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset, provided that his amount does not exceed the amount of the loan. If average accumulated expenditures for the asset exceed the amounts of loans associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to our other loans.

During Chapter 11 no interest on newbuildings has been capitalized as interest payments made during bankruptcy proceedings are treated as adequate protection payments.

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years. Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Drilling units that are acquired in business combinations are recognized at fair value on date of acquisition.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the consolidated balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Discontinued operations

If the disposal of a component represents a strategic shift that has had (or will have) a major effect on our operations and financial results, then we present the results of that component as discontinued, provided that the component has either been disposed of or is classified as held for sale at the reporting date.

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

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the intangible asset with the discounted future net cash flows, using relevant WACC to determine an impairment loss to be recognized during the period.

Defined benefit pension plans

We have several defined benefit plans which provide retirement, death and early termination benefits. Our net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The aggregated projected future benefit obligation is discounted to a present value, and the aggregated fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of number of years of employment and amount of employees’ remuneration. The plans are primarily funded through payments to insurance companies. We record pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the Statement of Operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

On retirement, or when an employee leaves the company, the member’s pension liability is transferred to the life insurance company administering the plan, and the pension plan no longer retains an obligation relating to the leaving member. This action is deemed to represent a settlement under U.S. GAAP, as it represents the elimination of significant risks relating to the pension obligation and related assets. Under settlement accounting U.S. GAAP requires a portion of the net unrealized actuarial gains/losses to be recognized through the Statement of Operations. The portion corresponds to the relative value of the obligation reduction as a result of the settlement. However, settlement accounting is not required if the cost of all settlements in a year is not deemed to be significant in the context of the plan. We deem the settlement not to be significant when the cost of settlements in the year is less than the sum of service cost and interest cost in the year. In this case the difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company is recognized within “other comprehensive income,” rather than being recognized in the Statement of Operations.

Treasury shares

Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital.

Derivative Financial Instruments and Hedging Activities

Historically, our main derivative instruments included interest-rate swap agreements, foreign currency options and forward exchange contracts which were recorded at fair value. Changes in the fair value of derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within "financial items" in the Consolidated Statements of Operations.

Changes in the fair value of any derivative instrument that has been formally designated as a hedge, are recognized in "Accumulated other comprehensive income" in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the Consolidated Statements of Operations. When the hedged item affects the income statement, the gain or loss included in Accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item.

Income taxes

Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempt companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.

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

Convertible debt

Convertible bond loans include both a loan component (host contract) and an option to convert the loan to shares (embedded derivative).

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

Total Return Equity Swaps

From time to time, we enter into total return equity swaps (“TRS”) indexed to our own shares. Under such arrangements, the counterparty acquires shares in Seadrill and we carry the risk of fluctuations in the market price of those shares. The fair value of each TRS is recorded as an asset or liability, with the changes in fair value recorded in the consolidated statement of operations. We may, from time to time, enter into TRS arrangements indexed to shares in other companies which are accounted for in a similar manner.

Share-based compensation

We have an employee share ownership plan under which our employees, directors and officers may be allocated options to subscribe for new shares in the ultimate parent, Seadrill Limited. The compensation cost for share options is recognized as an expense over the service period based on the fair value of the options granted.

The fair value of the share options issued under employee share option plans is determined at grant date taking into account the terms and conditions upon which the options are granted, and using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized as personnel expenses with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest with appropriate adjustments to reflect actual forfeitures. National insurance contributions arising from such incentive programs are expensed when the options are exercised.

We also have a Restricted Stock Unit(“RSU”) plan where the holder of an award is entitled to receive shares if still employed at the end of the three-year vesting period. There is no requirement for the holder to pay for the share on grant or vesting of the award.

The fair value of the RSU award is calculated as the market share price on grant date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

Loss contingencies

We recognize a loss contingency in the consolidated balance sheet where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Earnings per share

Basic earnings per share (“EPS”) is calculated based on the income/(loss) for the period available to common stockholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. This includes share options, restricted stock units and convertible debt. The determination of dilutive earnings per share may require us to make adjustments to net income and the weighted average shares outstanding.

Recently Adopted Accounting Standards

We adopted the following accounting standard updates ("ASUs") in the year, none of which had any impact on our consolidated financial statements and related disclosures:

•	ASU 2016-05 - Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the Emerging Issues Task Force)

•	ASU 2016-06 - Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the Emerging Issues Task Force)

•	ASU 2016-07 - Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting

•	ASU 2016-09 - Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

•	ASU 2016-17 - Consolidation (Topic 810): Interests Held through Related Parties that are under Common Control

•	ASU 2016-19 - Technical Corrections and Improvements

Recently Issued Accounting Standards

The FASB have issued the following ASUs that we have not yet adopted but which could affect our consolidated financial statements and related disclosures in future periods.

•	ASU 2014-09 - Revenue from Contracts with Customers (also 2016-8, 2016-10, 2016-11, 2016-12, 2016-20, 2017-13, 2017-14)

•	ASU 2016-01 - Financial Instruments — Recognition and Measurement of Financial Assets and Financial Liabilities

•	ASU 2016-02 - Leases

•	ASU 2016-13 - Financial Instruments — Measurement of Credit Losses on Financial Instruments

•	ASU 2016-15 - Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments

•	ASU 2016-16 - Income taxes — Intra-Entity Transfers of Assets other than Inventory

•	ASU 2016-18 - Statement of Cash Flows — Restricted Cash

•	ASU 2017-01 - Business Combinations — Clarifying the Definition of a Business

•	ASU 2017-04 - Intangibles — Simplifying the Test for Goodwill Impairment

•	ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets ASU 2014-09 - Revenue from contracts with customer

ASU 2014-09 - Revenue from contracts with customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. We will be required to apply this standard for the year ended December 31, 2018 and for interim periods within that year.

We have substantially completed our work to implement the new standard and do not expect our pattern of revenue recognition to materially change as a consequence of adopting the new guidance. We plan to use the modified retrospective method to transition to the new standard. This method requires us to apply the new standard to all outstanding contracts as of January 1, 2018. Under this method we record the cumulative effect of applying the new standard as an adjustment to opening retained earnings.

To apply the standard, we were required to assess the core promise made to our customers under a drilling contract. We have assessed that our core promise is to stand ready to provide drilling services, as directed by our customer, over the operating period of a contract. We have concluded that this promise is provided as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Therefore, we follow the so-called series guidance and treat the series of distinct services as a single performance obligation.

Under the series guidance we allocate variable contract revenue to either the entire contract or individual periods during the contract, depending on what the variable contract revenue relates to. We have concluded that dayrate and bonus revenue relate to individual periods and allocate them accordingly. Mobilization and demobilization revenues don't relate to specific periods and we have concluded that they will be allocated to the entire contract, subject to the constraint around revenue reversals which is explained below.

To apply the ASC 606 revenue model, we will be required to estimate the value of each component of variable contract revenue each reporting period. We will then recognize revenue equal to the estimated value of contract revenue that has been allocated to the current reporting period plus any change in the estimated value of contract revenue that has been allocated to previous reporting periods.

We will generally use the most likely amount basis to form our estimates of variable contract revenue. However, if there is a range of potential outcomes for a component of variable revenue under a contract it may be appropriate to use an expected value basis instead. We only include estimates of variable contract revenue to the extent that it is probable that there will not be a significant reversal of revenue in a future reporting period.

The application of this revenue model leads to a similar revenue recognition to the approach previously followed under ASC 605. However, we have identified several differences as set out below:

•
Under ASC 605 we recognized contingent demobilization fees as the demobilization was performed at the end of the contract. Under ASC 606 we will estimate the amount of contingent demobilization fee each reporting period and recognize the estimated fee over the expected contract term, subject to the constraint that it must be probable that this will not result in a subsequent reversal of revenue in future periods ("reversal constraint").

•
Under ASC 605 we recognized disputed dayrates when the revenue became fixed or determinable. Under ASC 606 we will estimate the amount of disputed dayrate billings and recognize the estimated amount as revenue in the period the disputed dayrates related to, subject to the reversal constraint.

•
Under ASC 605 we recognized contingent early termination fees on daily basis over the termination period. Under ASC 606 we will estimate the amount of early termination fees for any contract that have been early terminated. We will recognize this amount as revenue at the point the contract is early terminated, subject to the reversal constraint.

•
Under ASC 605 we did not allocate revenue to customer options. Under ASC 606 we will assess whether a customer option provides a material right to the customer. Where a contract includes a customer option that provides a material right we will allocate a proportion of contract revenue to the material right and recognize this either at the point the option expires or when the additional services are provided.

•
Under ASC 605 we applied the terms of contract modifications or extensions from the point they became effective. Where a contract was extended we changed the period over which unamortized mobilization revenue was taken to income. Under ASC 606 we will account for contract modifications either as separate contracts, a single combined contract or under the cumulative catch up method, depending on the terms of the modification.

As part of our implementation we have assessed our open contracts at January 1, 2018 (the "transition date"). Based on our implementation work to date we have not identified any adjustments at the transition date and do not expect material differences between our revenue under ASC 605 and ASC 606 going forward. This assessment may change as we finalize our work to implement of the new standard.

ASU 2016-01 Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities

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

As a result of this adoption we expect to reclassify $32 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings as of January 1, 2018.

ASU 2016-02 - Leases

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

We have started to assess the impact of this standard update on our Consolidated Financial Statements and related disclosures. We have determined that our drilling contracts contain a lease component and therefore adoption of this standard will result in increased disclosure of our leasing arrangements and may affect the way the we recognize revenues associated with the lease and revenue components. Based on our work to date, we don't expect our pattern of revenue recognition to change significantly compared to current accounting standards.

Additionally, we will recognize lease liabilities and corresponding right-of-use assets for leasing arrangements where we are a lessee. Unless there is a significant change in these arrangements between the date of this report and the date we adopt the standard, we expect to recognize an aggregate lease liability and right-of-use asset of between $30 million and $50 million on adoption. We have provided a summary of our commitments under operating leases at December 31, 2017 in Note 33 "Operating leases".

We are consulting with other drilling companies to fully determine recognition and disclosure under the new standard. We may change our initial assessment as we complete the implementation process.

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments

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

We are in the early stage of evaluating the impact of this standard update. Our customers are international oil companies, national oil companies and large independent oil companies. Our financial assets are primarily held with counter parties with high credit standing and we have historically had a low incidence of bad debt expense. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.

ASU 2016-15 - Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments

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

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2016-16 - Income taxes - Intra Entity Transfers of Assets other than Inventory

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

As a result of the modified retrospective application, we will reduce "other current assets" in our Consolidated Balance Sheet with a cumulative adjustment to retained earnings of approximately $84 million as of January 1, 2018.

ASU 2016-18 - Statement of Cash Flows - Restricted Cash

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

The result of this adoption would be a classification adjustment on our prospective Consolidated Statement of Cash Flows. The total restricted cash presented on the Consolidated Balance Sheet as at December 31, 2017 was $104 million (December 31, 2016: $75 million).

ASU 2017-01 - Business Combinations - Clarifying the Definition of a Business

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should bee accounted for as acquisitions (or disposals) or assets or businesses. The guidance will be effective for annual and interim periods beginning after December 15, 2017. Entities apply the guidance prospectively. We will apply this standard when we next undertake a business acquisition or disposal.

ASU 2017-04 - Intangible - Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will continue to perform Step 1 of the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The entity will now recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
We do not currently have any goodwill balances. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.

ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Non-financial Assets

In February 2017, the FASB issued 2017-05, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets. The standard update clarifies that a model consistent with ASC 606 and ASC 810 should be applied to sales of non-financial assets to non-customers. Under this guidance an entity would recognize a gain or loss in full when it transfers control of the asset. The effective date of the guidance will be effective for annual and interim periods beginning after December 15, 2017. The new guidance is consistent with our current practice and therefore the we do not expect this guidance to affect our consolidated financial statements and related disclosures when the we adopt it.

Other accounting standard updates issued by the FASB

As of April 12, 2018, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our consolidated financial statements and related disclosures either on transition or in future periods.

Note 3 – Chapter 11 Proceedings

Restructuring Support Agreement and Bankruptcy Proceedings under Chapter 11

Over the past two years we have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders and other creditors including several of our newbuild shipyards. The objectives of our restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. We have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017 we reached an agreement with our banking group of secured lenders to extend the comprehensive restructuring plan negotiating period until July 31, 2017. Further we agreed to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017 and received lender consent to extend the maturity dates of certain facilities falling due within that period. This provided us with additional time to advance ongoing negotiations regarding the terms of a comprehensive restructuring plan.

During April 2017 as part of our restructuring plans we signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. In June 2017 we signed and closed a further agreement with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment of approximately $3 million.

In July 2017, we reached an agreement with our secured lender bank group to further extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017 providing an additional period for negotiations to continue over a comprehensive restructuring plan. We also extended the maturities of its $400 million credit facility and the $450 million credit facility provided to Seadrill Eminence Ltd. to September 14, 2017.

The $440 million facility provided to Seadrill Eminence Ltd. was further amended in August 2017 by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda to align the maturity of the facility with that of (i) our $400 million credit facility and (ii) the revolving credit facility provided to NADL.

In August 2017 we completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from us that insulated Seadrill Partners from events of default related to our likely use of in-court processes, including Chapter 11 proceedings, to implement a restructuring plan. The amendments to the three facilities removed Seadrill Partners and its consolidated entities as a borrower or guarantor and separated the facilities such that each resulting Seadrill Limited facility is secured only by Seadrill Limited's assets without recourse to Seadrill Partners or its assets.

On September 12, 2017, we entered into a restructuring support and lock-up agreement with a group of senior secured bank lenders, unsecured bondholders, certain other stakeholders and new-money providers (collectively, the “Consenting Stakeholders”). Our consolidated subsidiaries North Atlantic Drilling Ltd. (“NADL”) and Sevan Drilling Limited (“Sevan”), together with certain other of our consolidated subsidiaries also entered into the RSA (collectively with Seadrill, the “Company Parties”). Ship Finance International Limited and three of its subsidiaries (“SFL”), which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into an investment agreement (the “Investment Agreement”) under which Hemen Investments Limited (“Hemen”), an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and a consortium of investors, including the bondholder parties to the RSA (collectively, the “Commitment Parties”), committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions (the “Capital Commitment”).

Our non-consolidated affiliates, including Seadrill Partners LLC, SeaMex Ltd., Archer Limited, and their respective subsidiaries, did not commence proceedings under Chapter 11 and are not parties to the RSA or Investment Agreement. We expect their business operations to continue uninterrupted.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, Seadrill and the other Company Parties (collectively, the “Debtors”) commenced prearranged reorganization proceedings under Chapter 11 of title XI of the United States Code in the Southern District of Texas (the “Bankruptcy Court”) [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

Concurrent with the commencement of the prearranged reorganization proceedings in the Bankruptcy Court, Seadrill, NADL and Sevan (collectively, the “Bermuda Debtors”) commenced provisional liquidation proceedings pursuant to section 161 and 170 of the Bermuda Companies Act 1981 by presenting “winding up” petitions to the Bermuda Court. Upon the application of the Bermuda Debtors, the Bermuda Court appointed three joint provisional liquidators for each of the Bermuda Debtors. Under the order appoint the joint provisional liquidators, the joint provisional liquidators’ powers are limited such that the Bermuda Debtors’ management team and boards of directors remain in control of the Bermuda Debtors’ day-to-day operations. Upon the appointment of the joint provisional liquidators in respect to each of the Bermuda Debtors, a statutory stay of proceedings in Bermuda against those three entities or their assets automatically arose. The next hearing in the Bermuda Court with respect to the “winding up” petitions was set for April 27, 2018. In addition to the statutory stay, as soon as practicable following the effective date (in accordance with the Plan of Reorganization), the provisional liquidators’ Bermuda law counsel, with the support of the Debtors, will apply for winding up orders in respect of each of the Bermuda Debtors. The joint provisional liquidators will also seek formal recognition of the Confirmation Order from the United States Bankruptcy Court in Bermuda.

On February 26, 2018 the Debtors filed a second amended joint Chapter 11 plan of reorganization, amended disclosure statement, amendment to the RSA, and amendment to the investment agreement. The amendments were the result of the Debtors reaching a global settlement with the Consenting Stakeholders and certain newbuild counterparties whereby certain creditor parties were included as Commitment Parties to the Investment Agreement, the size of the new cash infusion of the Investment Agreement increased from $1.06 billion to $1.08 billion, certain cash pools were established for the benefit of various creditor groups and also for the fees and expenses of their advisors, immediate cessation of all litigation and discovery efforts on the part of the creditor groups and committees was agreed, and a three-month extension to the maturities of the senior credit facilities under the original terms of the RSA was agreed.

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The RSA is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplated in the RSA will occur.

Plan of Reorganization

Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”) and ship yards with which the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the “Committee”) and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. By the voting deadline of April 5, 2018 the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan. The confirmation hearing for the Plan is currently scheduled for April 17, 2018. If the Plan is confirmed by the Bankruptcy Court, once each of the conditions precedent to the Plan’s effectiveness have been satisfied or waived, the Plan will become effective and each of the Debtors will emerge from the Chapter 11 proceedings.

The Plan provides for, among other things, that:

•	Seadrill Limited will be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors will enter into amended senior credit facilities with its senior credit facility lenders;

•
holders of general unsecured claims will receive 15% of the common stock of Seadrill Limited’s successor, “New Seadrill” (such shares, “New Seadrill Common Shares”) (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•
the Debtors will conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•
an additional $17 million in cash will be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, will be distributed to the shipyards; and

•
if the general unsecured claims vote in favor of the Plan, holders of Seadrill’s existing equity will receive 2% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

Rights Offerings

Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders in certain classes of general unsecured claims against the Debtors will be offered the right to participate in (i) a rights offering (the “Notes Rights Offering”) of up to $119.4 million in aggregate principal amount of new secured notes (“New Secured Notes”) to be issued by a subsidiary of New Seadrill (“NSNCo”) and a corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares to be acquired by the Commitment Parties under the Investment Agreement will be reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering. The Commitment Parties will not participate in either the Notes Rights Offering or the Equity Rights Offering in accordance with the terms of the Investment Agreement.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement

Subject to the terms and conditions of the Plan and the amended Investment Agreement, on the Effective Date, (i) NSNCo will issue approximately $880 million in principal amount of New Secured Notes; and (ii) New Seadrill expects to issue:

•
up to 25% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan), plus any excess New Seadrill Common Shares, in exchange for $200 million paid in cash by the Commitment Parties to the Investment Agreement, which amount paid by the Commitment Parties will be reduced by an amount up to $48.1 million paid by participants in the Equity Rights Offering;

•
up to 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) to the purchasers of the New Secured Notes, which will include the Commitment Parties and the participants in the Notes Rights Offering, on a pro rata basis in accordance with the amount of New Secured Notes issued to such purchasers;

•
(i) 5% of the New Seadrill Common Shares (prior to dilution by the Employee Incentive Plan) to Hemen on account of a primary structuring fee (the “Primary Structuring Fee”) and (ii) 0.5% of the New Seadrill Common Shares to certain other Commitment Parties (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis in accordance with each such Commitment Party’s respective equity commitment percentage.

Subject to the conditions of the Investment Agreement, the Commitment Parties agreed to purchase the full principal amount of the New Secured Notes and the associated 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

On the Effective Date, an employee incentive plan will be implemented by New Seadrill (the “Employee Incentive Plan”) which will (a) reserve an aggregate of 10% of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of New Seadrill; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of New Seadrill.

Liabilities subject to compromise

Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that are not (such as fully secured liabilities that are not expected to be compromised) and those post-petition. These amounts represent our allowed claims and our best estimate of claims expected to be allowed which will be resolved as part of the bankruptcy proceedings.

Liabilities subject to compromise represent our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Such claims remain subject to future adjustments which may result from: (i) negotiations; (ii) actions of the Bankruptcy Court; (iii) disputed claims; (iv) rejection of executory contracts and unexpired leases; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Such future adjustments will potentially be material.

Liabilities subject to compromise include the following:

(In US$ millions)	December 31, 2017
Senior undersecured or impaired external debt	5,371
Unsecured bonds	2,334
Derivatives previously recorded at fair value	249
Loss on Newbuilding global settlement agreement	1,064
Accounts payable and other liabilities	103
Accrued interest payable	50
Amount due to related party	20
Liabilities subject to compromise	9,191

While operating as a Debtor-in-Possession under Chapter 11 of the Bankruptcy Code, the Debtor may sell, otherwise dispose of, or liquidate assets, or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, in amounts other than those reflected in the Consolidated Financial Statements. Moreover, a plan of reorganization could materially change the amounts and classifications of assets and liabilities in the historical Consolidated Financial Statements.

Interest expense

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $81 million of adequate protection payments have been recognized from Petition date to December 31, 2017.

The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $129 million.

Potential claims

The Debtors have filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing.

All holders of pre-petition claims except governmental units were required to file proofs of claim by January 3, 2018 (the ‘‘Bar Date’’). Governmental units holding claims against the Debtors are required to file proof of claim by March 12, 2018. As of April 5, 2018, 1,575 claims totaling approximately $19.2 billion had been filed with the Bankruptcy Court against the Debtors. It is possible that claimants will file amended claims in the future, including claims amended to assign values to claims originally filed with no designated value. Through the claims resolution process, we have identified, and we expect to continue to identify, claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, have been later amended or superseded, are without merit, are overstated or for other reasons. We will file objections with the Bankruptcy Court as necessary for claims we believe should be disallowed. Claims we believe are allowable are reflected in ‘‘Liabilities Subject to Compromise’’ in the Consolidated Balance Sheets.

Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors will be investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. In light of the number of claims filed, the claims resolution process will take additional time to complete, and it may continue after our emergence from bankruptcy. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Executory Contracts

Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume, or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. Parties to contracts rejected by a debtor may file proofs of claim against that debtor’s estate for damages.

As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement is contingent on confirmation of the Plan. Following the allowed claim agreement in respect of the Samsung and DSME, we have recognized a liability of $1.064 billion at December 31, 2017, and due to the Plan anticipating the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

Reorganization items, net

Incremental costs incurred directly as a result of the Bankruptcy Filing and gains on the settlement of liabilities under the Plan are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items:

(In US$ millions)	December 31, 2017
Advisory and professional fees	(66)
New investor commitment fees	(53)
Unamortized debt issuance costs	(66)
Gain or loss on pre-petition allowable claims	(3)
Loss on Newbuilding global settlement agreement	(1,064)
Interest income on surplus cash invested	4
Reversal of issuing entities credit risk on derivatives	(89)
Reorganization items, net	(1,337)

For the year ended December 31, 2017, Seadrill paid approximately $72 million for reorganization items, net in cash. This includes $53 million of new investor commitment fees, which are included as 'Debt fee paid' in our Consolidated Statement of Cash Flows.

Condensed Combined Debtors Financial Statements

When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy. The financial statements below represent the Condensed Combined Financial Statements of the entities that filed for bankruptcy (“debtor in possession” or “DIP”). Intercompany transactions between the Debtors have been eliminated in the financial statements herein.

Debtors' Condensed Combined Balance Sheet (in US$ millions) as at December 31, 2017

2017
ASSETS
Cash and cash equivalents	1,157
Restricted cash	81
Marketable securities	124
Accounts receivables, net	291
Amount due from related parties - current	213
Intra group receivables	1,064
Other current assets	257
Total current assets	3,187

Non-current assets
Investment in associated companies	1,346
Drilling units	12,568
Shares in subsidiaries	6,501
Deferred tax assets	10
Equipment	29
Amount due from related parties - non-current	547
Intra group non-current assets	475
Other non-current assets	81
Total non-current assets	21,557
Total assets	24,744
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	69
Amounts due to related parties - current	6
Intra group liabilities	961
Other current liabilities	240
Total current liabilities	1,276
Liabilities subject to compromise	9,191
Non-current liabilities
Deferred tax liabilities	108
Intra group non-current liabilities	1,434
Other non-current liabilities	69
Total non-current liabilities	1,611
Total equity	12,666
Total liabilities and equity	24,744

Debtors' Condensed Combined Statement of Operations (in US$ millions) for the period of September 12, 2017 to December 31, 2017

2017
Operating revenues
Contract revenues	463
Reimbursable revenues	12
Intra group revenues	27
Other revenues	1
Total operating revenues	503

Loss on disposals	(95)
Contingent consideration realized	9

Operating expenses
Vessel and rig operating expenses	(262)
Reimbursable expenses	(11)
Depreciation and amortization	(229)
Intra group expenses	(16)
Loss on impairment of long lived assets	(696)
Total operating expenses	(1,214)

Operating loss	(797)

Financial items and other income/(expense), net
Interest income/(expense), net	21
Share in results from associated companies (net of tax)	67
Loss on impairment of investments	(841)
Loss on derivative financial instruments	(2)
Foreign exchange gain	8
Reorganization Items, net	(1,337)
Other financial items and other income, net	8
Total financial items and other expense, net	(2,076)

Loss before income taxes	(2,873)

Income tax expense	(67)
Net loss	(2,940)

Net loss attributable to the non-controlling interest	(67)
Net loss attributable to the parent	(2,873)

Debtors' Condensed Combined Statement of Cash Flows (in US$ millions) for the period of September 12, 2017 to December 31, 2017

2017
Cash Flows from Operating Activities
Net cash provided by operating activities	294

Cash Flows from Investing Activities
Additions to newbuildings	(1)
Additions to drilling units and equipment	(20)
Contingent consideration received	28
Change in restricted cash	(10)
Proceed from repayment of short term loan to related parties	8
Net cash provided by investing activities	5

Cash Flows from Financing Activities
Repayments of debt	(77)
Debt fees paid	(53)
Net cash used in financing activities	(130)

Effect of exchange rate changes on cash and cash equivalents	(2)

Net increase in cash and cash equivalents	167
Cash and cash equivalents at beginning of the year	990
Cash and cash equivalents at the end of year	1,157

Note 4 – Segment information

Operating segments

We provide drilling and related services to the offshore oil and gas industry. We have been organized into three operating segments:

1.
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments; and

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

Revenues

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Floaters	1,387	2,212	2,906
Jack-up rigs	617	865	1,293
Other	84	92	136
Total	2,088	3,169	4,335

Depreciation and amortization

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Floaters	601	600	570
Jack-up rigs	197	210	208
Other	—	—	1
Total	798	810	779

Operating income – net income

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Floaters	(622)	759	340
Jack-up Rigs	(112)	267	664
Other	6	—	15
Operating income	(728)	1,026	1,019
Unallocated items:
Total financial items and other	(2,308)	(982)	(1,446)
(Loss)/income before income taxes	(3,036)	44	(427)

Drilling Units and Newbuildings - Total assets

(In US$ millions)	December 31, 2017	December 31, 2016
Floaters	9,956	11,751
Jack-up Rigs	3,508	4,056
Total Drilling Units and Newbuildings	13,464	15,807
Assets held for sale	126	128
Investments in Associated companies	1,473	2,168
Marketable securities	124	110
Cash and restricted cash	1,359	1,443
Other assets	1,436	2,010
Total	17,982	21,666

 Capital expenditures – fixed assets

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Floaters	128	192	950
Jack-up Rigs	22	35	95
Total	150	227	1,045

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

Revenues

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Angola	482	419	527
Brazil	358	491	877
United States	291	370	371
Norway	219	475	641
Nigeria	193	431	499
Others (1)	545	983	1,420
Total Revenue	2,088	3,169	4,335

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Major customers
In the years ended December 31, 2017, 2016 and 2015, we had the following customers with contract revenues greater than 10% in any of the years presented:

	Year ended December 31,
	2017	2016	2015
Total S.A Group ("Total")	25%	18%	16%
Petroleo Brasileiro S.A ("Petrobras")	19%	17%	19%
LLOG	15%	13%	9%
Exxon Mobil Corp ("Exxon")	7%	13%	14%
Statoil ASA ("Statoil")	4%	10%	12%

Fixed assets – drilling units (1)

(In US$ millions)	December 31, 2017	December 31, 2016
Norway	2,258	2,456
Spain	2,016	944
Brazil	1,816	1,884
Malaysia	1,809	673
USA	1,266	1,298
Others (2)	4,051	5,598
Total	13,216	12,853

(1)
The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

(2)	Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Note 5 – Other revenues

Other revenues consist of the following:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Revenues related party	110	100	119
Amortization of unfavorable contracts	43	65	116
External management fees with third parties	1	19	30
Termination revenue	8	69	—
Total	162	253	265

Related party revenue relate to management support and administrative services provided during the year to Seadrill's associates in which we maintain an investment. Refer to Note 30 "Related party transactions" for more information.

The unfavorable contract values in 2017, 2016 and 2015 arose primarily from our acquisition of Sevan Drilling ASA, refer to Note 20 "Goodwill and other intangible assets and liabilities" for more information. The residual unfavorable contract amortized in 2016 arose from the Sevan Driller, which finished amortizing in March 2016 on termination of contract. The residual unfavorable contract amortized in 2015 arose from our acquisition of the Songa Eclipse, which finished amortizing in May 2015.

External management fees relate to the operational, administrative and support services that we provide to SapuraKencana as part of the agreement that Seadrill entered into when we sold majority of the tender rig business. As the associated rigs were not operational from April 2017 no further management fees were recognized after this date. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

The termination revenue in 2017 relates to the early termination fee recognized for contracts cancelled on the West Hercules for $8 million. The total termination fee for the West Hercules was $66 million, with $58 million of revenue recognized in 2016 and remaining $8 million recognized in January 2017. In 2016, an additional $11 million of termination revenue was recognized for the early termination on the West Epsilon contract.

Note 6 – Loss on disposals

We have recognized the following (losses)/gains on disposals:

(In US$ millions)	Net proceeds/recoverable amount	Book value on disposal	(Loss)/gain
Year ended December 31, 2017:
Sale of West Triton	75	109	(34)
Sale of West Mischief	75	146	(71)
Sale of West Resolute	75	136	(61)
Disposal of Sevan Developer contract	—	75	(75)
Sale of West Rigel	126	128	(2)
Other	—	2	(2)
Total for year ended December 31, 2017	351	596	(245)

Year ended December 31, 2016:
Total for year ended December 31, 2016	—	—	—

Year ended December 31, 2015:
Cancellation of West Mira	199	279	(80)
Sale of West Polaris	235	312	(77)
SeaMex Limited	1,240	1,059	181
West Rigel transferred to Asset held for sale	128	210	(82)
Other	—	5	(5)
Total for year ended December 31, 2015	1,802	1,865	(63)

Loss on disposals in 2017

Sale of West Triton, West Mischief and West Resolute

On April 29, 2017 we reached an agreement with Shelf Drilling to sell the West Triton, West Mischief and West Resolute for a total consideration of $225 million. The West Triton and West Resolute were delivered in May 2017, whilst the West Mischief was delivered in September 2017. The sale resulted in a loss on disposal of $166 million.

Disposal of Sevan Developer contract
In October 2014, Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. On October 30, 2015, April 15, 2016 and October 15, 2016 three of the options were enacted, with $26.3 million, or 5% of the contract price, plus associated costs, refunded to Sevan on each occasion.
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. As an agreement was not reached, the remaining installment of $26.3 million was refunded to Sevan, taking the delivery installment back to the $526.0 million contract price.

In July 2017, Sevan and Cosco agreed to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a contract termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset and therefore derecognized the newbuild asset, which was held at $620 million, construction obligation held at $526 million, and accrued interest and other liabilities held at $19 million, resulting in a net loss on disposal of $75 million.

The Sevan Developer will remain in China at the Cosco Shipyard and we will continue marketing the rig for an acceptable drilling contract where financing can be obtained to allow delivery.

West Rigel settlement agreement

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date, recognizing a $2 million loss on disposal.

(Gain) / Loss on disposals in 2016

No gains or losses were recognized in the year ended December 31, 2016.

(Gain) / Loss on disposals in 2015

Cancellation of the West Mira

On September 14, 2015, we cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. (“HSHI”), due to the Shipyard’s inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, we have the right to recoup the $170 million in pre-delivery installments, plus accrued interest.

On October 12, 2015, HSHI launched arbitration proceedings under the contract. In the year ended December 31, 2015, we reclassified from "Newbuildings" a receivable of $170 million plus accrued interest of $29 million, which was presented in "Other non-current assets" on the Consolidated Balance Sheet as a receivable from the shipyard. The total receivable represented management's assessment at that time as the most probable outcome based on facts and circumstances, and advice from external counsel, who had been engaged for the arbitration process. The resulting net loss on disposal recognized was $80 million, which is included in “Loss on disposals” in the 2015 Consolidated Statement of Operations.

On March 13, 2017, we reached settlement with HSHI and Seadrill received a cash payment of $170 million, representing the yard installment receivable excluding any additional accrued interest. This payment was received on the March 14, 2017. We recorded a non-cash impairment of $44 million for the year ended December 31, 2016, to reflect the difference in the carrying value of the West Mira receivable and the cash payment to be received. The non-cash impairment comprises $31 million that has been taken against "Loss on impairment of long lived assets" and $13 million has been taken against "Interest income" in the 2016 Consolidated Statement of Operations. As at December 31, 2016, the receivable presented in "Other current assets" on the Consolidated Balance Sheet was $170 million.

We are redeploying equipment, totaling $48 million, within Seadrill’s remaining fleet, and have not written off these amounts.

SeaMex Limited

During the year ended December 31, 2014, we entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. (“Fintech”), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited (“SeaMex”), which was previously 100% owned by us. As a result of the transaction we deconsolidated certain entities as at March 10, 2015, and recognized our remaining 50% investment in the joint venture at fair value. Refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more information.

West Rigel Transferred to Asset held for sale

On December 2, 2015, the West Rigel was classified as an asset held for sale. As at the transfer date the West Rigel was held at its book value of $210 million and a loss on disposal of 82 million was recognized. As at December 31, 2017, $126 million is still held for sale. Refer to Note 35 "Assets held for sale" and Note 37 "Subsequent Events" for more information.

Sale of West Polaris

On June 19, 2015, we sold the entities that owned and operated the West Polaris to Seadrill Operating LP, a consolidated subsidiary of Seadrill Partners LLC and 42% owned by us. Refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more information.

Contingent Consideration

Following the sale of the West Polaris to Seadrill Operating LP in 2015 and the sale of the West Vela to Seadrill Capricorn Holdings LLC in 2014, we have recognized the following contingent considerations:

	Year Ended December 31,
(In US$ millions)	2017	2016	2015
West Polaris earn out realized	13	8	32
West Vela earn out realized	14	13	15
Total contingent consideration recognized	27	21	47

Note 7 – Interest expense

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Gross interest expense	313	451	475
Capitalized interest	(28)	(39)	(60)
Interest expense	285	412	415

During bankruptcy proceedings we continue to make interest payments on secured credit facilities classified as liabilities subject to compromise.
These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $81 million of adequate protection payments have been recognized from Petition date to December 31, 2017.

The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.

Non-Debtors continue to pay interest under the normal contractual terms, which continue to be recognized in the Statement of Operations.

During Chapter 11 no interest on newbuildings has been capitalized as interest payments made during bankruptcy proceedings are treated as adequate protection payments.

Note 8 – Impairment loss on marketable securities and investments in associated companies

The table below summarizes the total impairments of investments during the years ending December 31, 2017, 2016 and 2015:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Impairments of Marketable securities (refer to Note 13)
Seadrill Partners - Common Units	—	153	574
SapuraKencana	—	—	178
Total impairment of marketable securities investments (reclassification from OCI)	—	153	752

Impairments of Investment in associated companies and joint ventures (refer to Note 16)
Seadrill Partners - Total direct ownership investments	723	400	302
Seadrill Partners - Subordinated units	82	180	125
Seadrill Partners - Seadrill member interest and IDRs	—	73	106
SeaMex Limited	36	76	—
Itaunas Drilling, Camburi Drilling, and Sahy Drilling	—	13	—
Total impairment of investments in associated companies and joint ventures	841	742	533

Total impairment of investments	841	895	1,285

Impairment loss recognized for the year ended December 31, 2017

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of Equity Method Investment
Whilst the investments in Seadrill Partners held under the equity method are not publicly traded, the value of the publicly traded units remained lower than the carrying value ascribed to the equity method investments using managements assumptions for a sustained period. We have determined this to be representative of an other than temporary impairment.

As at December 31, 2017, the carrying value of the subordinated units was found to exceed the fair value by $82 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $723 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in the Consolidated Statement of Operations.

The fair value of these investments were derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.75%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners’ common units. Due to the significant influence we have on Seadrill Partners, there is in implied significant influence premium, which represents the additional value we would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. We have evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. We deem the implied control premium to be reasonable in the context of the data considered.

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

SeaMex Limited - Impairment of investment in Joint Venture
The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. We have determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such we have measured and recognized an other than temporary impairment of the investment in SeaMex as at December 31, 2017.

The fair value was derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10.25%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.

The carrying value of the investment was found to exceed the fair value by $36 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in the Consolidated Statement of Operations.

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

Impairment loss recognized for the year ended December 31, 2016

Seadrill Partners - Common Units - Impairment of marketable securities
During the period between September 30, 2015 and September 30, 2016, Seadrill Partners’ unit price fell by approximately 62%, on both a spot price and trailing three-month average basis. Management determined that the investment in Seadrill Partners’ common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result we have impaired the investment, recognizing an impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of losses previously recognized within Other Comprehensive Income.

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

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of Equity Method Investment
As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million. We recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations. In the period from September 30, 2016 to December 31, 2016 no additional impairment was recognized due to the increase in the value of the traded units.

The assumptions used in the DCF model were derived from unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

Seadrill Partners - Member interest - Impairment of Cost method investments
As at September 30, 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2016. The carrying value of the investment was found to exceed the fair value by $73 million. We recognized this impairment within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

SeaMex Limited - Impairment of investment in Joint Venture
During the year ended December 31, 2014 we entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid,

West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by us, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction we no longer control the entities that own and operate these jack-up drilling rigs, and accordingly we deconsolidated these entities as at March 10, 2015, and recognized our retained 50% investment in the joint venture at fair value.

The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. We have determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such we measured and recognized an other than temporary impairment of the investment in SeaMex as at September 30, 2016.

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

The carrying value of the investment was found to exceed the fair value by $76 million. We recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling - Impairment of investment in Joint Venture
Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which each have a contract to construct one drillship. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by us.

During the year ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, we recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. We recognized this impairment within “Loss on impairment of investments” in the Consolidated Statement of Operations.

Impairment loss recognized for the year ended December 31, 2015

Seadrill Partners - Common Units - Impairment of marketable securities
At September 30, 2015 management determined that the investment in Seadrill Partners’ common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result we impaired the investment, recognizing an impairment charge of $574 million within “Loss on impairment of investments.” This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

Seadrill Partners - Subordinated units and direct ownership interests - Impairment of Equity Method Investment
As at September 30, 2015, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million. We recognized this impairment of the investments within “Loss on impairment of Investments” in the Consolidated Statement of Operations.

The assumptions used in the DCF model were derived from unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

Seadrill Partners - Member interest - Impairment of Cost method investments
The reduction in value of the Seadrill Partners Common Units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2015. The carrying value of the investment was found to exceed the fair value by $106 million. We recognized this impairment within “Loss on impairment of investments” in the Consolidated Statement of Operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

SapuraKencana - Impairment of marketable securities
During the period since September 30, 2014, to September 30, 2015, SapuraKencana’s share price fell by approximately 45% as a result of deteriorating market conditions in the oil and gas industry. Between June 30, 2015 and September 30, 2015, the value of the investment fell by approximately 20%, as a result of the declining share price and USD:MYR exchange rate. At September 30, 2015, management determined that the investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result we impaired the investment, recognizing an impairment charge of $167 million within “Loss on impairment of investments”. This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

During the period to December 31, 2015 we recognized an additional net impairment charge to bring the carrying value of the asset to the realizable value of $195 million. The resulting net impairment was a loss of $11 million, which was recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations. As a result, the total impairment charge recognized for the period to December 31, 2015 was $178 million.

On April 27, 2016, we sold our entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Note 9 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Current tax expense:
Bermuda	—	—	—
Foreign	56	151	177
Deferred tax expense:
Bermuda	—	—	—
Foreign	10	48	31
Total tax expense	66	199	208
Effective tax rate	(2.2)%	452.3%	(48.7)%

The effective tax rate for the year ended December 31, 2017 is (2.2)% as compared to a rate for 2016 of 452.3%. The rate reflects no tax relief on the majority of the $1,337 million of the Reorganization items, net, the $841 million loss on impairment of investments, the $696 million loss on impairment of Newbuildings or the $11 million gain on derivative financial instruments, as well as no tax chargeable or deductible on the $245 million disposal losses. This is due to these items largely falling within the zero tax rate Bermuda companies. This is in comparison to 2016 where no tax relief on the $895 million loss on impairment of investments or $74 million loss on derivative financial instruments.

We are headquartered in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though it might have losses in others.

The income taxes for the years ended December 31, 2017, 2016 and 2015 differed from the amount computed by applying the Bermudan statutory income tax rate of 0% as follows:

	Year ended December 31.
(In US$ millions)	2017	2016	2015
Income taxes at statutory rate	—	—	—
Effect of change on uncertain tax positions relating to prior year	(5)	28	—
Effect of unremitted earnings of subsidiaries	3	(4)	38
Effect of taxable income in various countries	68	175	170
Total tax expense	66	199	208

During the year ended December 31, 2015, we reviewed our assertion of indefinite reinvestment of unremitted earnings of subsidiaries and determined that we no longer consider such earnings to be indefinitely reinvested. We have recognized a deferred tax liability balance of $37 million in 2017 ($34 million in 2016).

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

(In US$ millions)	December 31, 2017	December 31, 2016
Pensions and stock options	4	3
Provisions	49	28
Net operating losses carried forward	255	272
Other	—	2
Gross deferred tax assets	308	305
Valuation allowance	(230)	(245)
Deferred tax assets, net of valuation allowance	78	60

Deferred tax liabilities:

(In US$ millions)	December 31, 2017	December 31, 2016
Property, plant and equipment	138	126
Unremitted Earnings of Subsidiaries	37	34
Gross deferred tax liabilities	175	160
Net deferred tax (liability)/asset	(97)	(100)

As at December 31, 2017, deferred tax assets related to net operating loss (“NOL”) carry forwards was $255 million (2016: $272 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $248 million (2016: $237 million) that will not expire and $7 million (2016: $35 million) that will expire between 2018 and 2037 if unutilized.

A valuation allowance of $216 million as at December 31, 2017 (2016: $238 million) on the NOL carry forwards has been recorded where we do not expect to generate future taxable income.

Uncertain tax positions

As at December 31, 2017, we had uncertain tax positions of $55 million and interest and penalties of $12 million, of which $3 million was included in other current liabilities and $45 million was included in other non-current liabilities, and $19 million was presented as a reduction of deferred tax assets. The changes to our uncertain tax positions were as follows:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Balance at the beginning of the period	44	9	9
Increases as a result of positions taken in prior periods	23	35	—
Increases as a result of positions taken during the current period	—	2	—
Decreases as a result of positions taken in prior periods	(9)	(2)	—
Decreases as a result of positions taken in the current period	—	—	—
Decreases due to settlements	(3)	—	—
Balance at the end of the period	55	44	9

Accrued interest and penalties totaled $12 million and $2 million as of December 31, 2017 and December 31, 2016 respectively and were included in other liabilities on our consolidated Balance Sheet. We recognized expenses of $10 million during the year ended December 31, 2017 ($2 million expenses recognized in the year ended December 31, 2016 and nil in the year ended December 31, 2015), related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations. As at December 31, 2017, if recognized, $48 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

Tax returns and open years

We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. We are robustly contesting these assessments including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to c.$171 million. We are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes will be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Angola	2015
Nigeria	2014
United States	2014
Norway	2013
Brazil	2008

Note 10 – Loss per share

The computation of basic (loss)/earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2017	2016	2015
Net loss attributable to the parent	(2,973)	(181)	(634)
Less: Allocation to participating securities	—	—	—
Net loss available to stockholders	(2,973)	(181)	(634)
Effect of dilution	—	—	—
Diluted net loss available to stockholders	(2,973)	(181)	(634)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	2017	2016	2015
Basic earnings per share:
Weighted average number of common shares outstanding	505	501	493
Diluted earnings per share:
Effect of dilutive convertible bonds	—	—	—
Effect of dilutive share options (1)	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	505	501	493

(1)	Certain stock options have been excluded from the calculation of diluted EPS because their exercise price exceeded our average share price during the calculation period.

(In US$)	2017	2016	2015
Basic loss per share	(5.89)	(0.36)	(1.29)
Diluted loss per share	(5.89)	(0.36)	(1.29)
Interests in the existing Seadrill common shares will be extinguished under the plan of reorganization contemplated by the RSA. Instead the plan will provide holders of Seadrill Common stock with 2% of new Seadrill equity, subject to dilution by the primary structuring fee and an employee incentive plan, provided that general unsecured creditors vote to accept the plan.
If Seadrill general unsecured creditors do not accept the plan, holders of existing Seadrill common shares will receive no recovery. The RSA contemplates certain releases and exculpations and implementation of a customary equity-based employee incentive plan at closing. The transactions contemplated by the RSA are subject to court approval and other terms and conditions.

Note 11 – Disposals of businesses and deconsolidation of subsidiaries

Disposals in 2017
There were no disposals of businesses and deconsolidation of subsidiaries in the year ended December 31, 2017.

Disposals in 2016

There were no disposals of businesses and deconsolidation of subsidiaries in the year ended December 31, 2016.

Disposals in 2015

Disposal of the West Polaris

On June 19, 2015, we sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by us. The entities continue to be related parties subsequent to the sale.

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

Additional contingent consideration in the form of a seller’s credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller’s credit is contingent on the future re-contracted day rate. During the 3-year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization, over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.

In addition, we may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in February 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil was amended such that the day rate for the West Polaris was reduced from $653 thousand per day to $490 thousand per day, effective January 1, 2016.

Our accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Polaris on June 19, 2015 to December 31, 2015, we have recognized $32 million in contingent consideration, as it became realized, within “Contingent consideration realized” included within "Operating income". In the years ended December 31, 2016 and December 31, 2017, we recognized an additional $8 million and $13 million in contingent consideration respectively.

The loss recognized at the time of disposal of the Polaris business was $77 million, after taking into account a goodwill allocation of $41 million. Refer to Note 6 "(Loss)/gain on disposals" for more information.

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
Under the terms of various agreements between Seadrill and Seadrill Partners LLC, which were entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business. Refer to Note 30 "Related party transactions" for more information of these services and agreements.

The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift that is expected to have a major effect on our operations and financial results.

SeaMex Limited

During the year ended December 31, 2014, we entered into a Joint Venture agreement ("JV agreement") with an investment fund controlled by Fintech Advisory Inc. (“Fintech”), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs (“the jack-up drilling rigs”) were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited (“SeaMex” or the "JV"), which was previously 100% owned by us, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction, we no longer control the entities that own and operate these jack-up drilling units (the “Disposal Group”), and accordingly we have deconsolidated these entities as at March 10, 2015, and recognized our remaining 50% investment in the joint venture at fair value. The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill. We account for our 50% investment in the joint venture under the Equity Method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill. This was comprised of net cash of $586 million, a seller’s credit receivable of $250 million, short term related party receivable balances of $91 million and a direct settlement of Seadrill’s debt facilities relating to the West Oberon amounting to $150 million. Subsequently, $162 million of the related party balance was received when the West Titania was refinanced. The seller’s credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019. Refer to Note 30 "Related party transactions" for more information.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. Refer to Note 22 "Long-term debt" for more information.

The total recognized gain on disposal was $181 million, after taking into account a goodwill allocation of $49 million, which has been presented in our Consolidated Statement of Operations, under “Loss on disposals” included within "Operating income" attributable to the jack-up segment.

We have not presented this Disposal Group as a discontinued operation in the Consolidated Statement of Operations as it does not represent a strategic shift that has (or will have) a major effect on our operations and financial results.

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

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of ours, pursuant to which Seadrill Management provides SeaMex with certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8% of Seadrill’s costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Accounting for basis differences
Our investments in Seadrill Partners that are accounted for under the equity method (subordinated units and direct ownership interests) were initially recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees’ net assets at the date of deconsolidation. A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill. Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities. This amortization is recognized in the Consolidated Statement of Operations in the "Share in results from associated companies" line.

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

Following other than temporary impairments recognized in September 2015, September 2016 and December 31, 2017 the basis difference for drilling units, contracts and goodwill caused Seadrill's share of basis difference to fall by $427 million, $567 million and $246 million.

The remaining basis difference for drilling units and goodwill the period ended December 31, 2017 was $1 million and $6 million respectively.

Note 12 – Restricted cash

Restricted cash includes:

(In US$ millions)	December 31, 2017	December 31, 2016
Danske guarantee agreement	70	70
Cash pledged as collateral	6	—
Tax withholding deposits	5	5
Other	23	—
Short-term restricted cash	104	75
Long-term restricted cash	—	—
Total restricted cash	104	75

Note 13 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in the Consolidated Statement of Other Comprehensive Income.

Marketable securities held by us are equity securities considered to be available-for-sale. The following tables summarize the carrying values of the marketable securities in the Consolidated Balance Sheet:

	As at December 31, 2017
(In US$ millions)	Amortized cost	Cumulative unrealized fair value gains	Carrying value
Archer	—	28	28
Seadrill Partners - Common Units	93	3	96
Total	93	31	124

	As at December 31, 2016
(In US$ millions)	Amortized cost	Cumulative unrealized fair value gains	Carrying value
Seadrill Partners - Common Units	93	17	110
Total	93	17	110

The following table summarizes the gross realized gains and losses from marketable securities during the years presented:

	Year ended December 31, 2017
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Archer	—	—	42	(14)	—	—	—
Seadrill Partners - Common Units	—	—	8	(22)	—	—	—
Total	—	—	50	(36)	—	—	—

	Year ended December 31, 2016
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Loss reclassified into income
Sapura Kencana	—	—	—	—	195	—	—
Seadrill Partners - Common Units	—	—	69	(52)	—	—	(153)
Total	—	—	69	(52)	195	—	(153)

	Year ended December 31, 2015
(In US$ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from sales	Recognition and purchases	Loss reclassified into income
Sapura Kencana	—	—	—	(130)	—	—	(178)
Seadrill Partners - Common Units	—	—	16	(346)	—	—	(574)
Total	—	—	16	(476)	—	—	(752)

SapuraKencana
During the year ended December 31, 2015 we recognized an other than temporary impairment charge of $167 million on the investment in SapuraKencana, which was recorded within “Loss on impairment of investments.” This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

An additional net impairment charge was recognized to bring the carrying value of the asset to the realizable value of $195 million as at December 31, 2015. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the Consolidated Statement of Operations. The total investment impairment charge for SapuraKencana recognized in the year ended December 31, 2015 was $178 million.

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

At September 30, 2016, management further determined the investment to be other than temporarily impaired due to the continuing length and severity of the reduction in value below historic cost. As a result we have further impaired the investment, recognizing an additional impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of current period and historical fair value losses previously recognized within Other Comprehensive Income. The amount reclassified out of "Accumulated other comprehensive income" into earnings was determined on the basis of average cost.

No other than temporary impairment was recognized during the year ended December 31, 2017 as the fair value of the common units was greater than book value at December 31, 2017.

Marketable securities in Seadrill Partners, with a fair value of $96 million, are in an unrealized gain position as at December 31, 2017. The total cumulative unrealized holding gains as at December 31, 2017 amounted to $3 million (December 31, 2016: total accumulated gains of $17 million).

Archer
As part of their financial restructuring, Archer completed two share issuances in March and April 2017, which diluted Seadrill's ownership interest in Archer to 15.7% as at December 31, 2017. As part of the restructuring the financial guarantee's and a significant portion of the performance guarantees provided by Seadrill were settled and the related party loan arrangements with Seadrill significantly reduced.

In April 2017, as a result of these activities, we concluded that we no longer had significant influence over Archer's financial and operating decisions, primarily as a result of the reduction in our shareholding and the significant reduction in our interests in related debt and guarantees. Our investment in Archer was therefore derecognized as an investment in associate and recognized as an available-for-sale security at the closing carrying value of the equity investment in associate, being nil. A $10 million accumulated other comprehensive income gain related to the equity method investment was recycled to the statement of operations and presented within other financial items.

A $28 million gain was subsequently recognized in other comprehensive income as at December 31, 2017, reflecting the value of the marketable security at the closing Archer share price of NOK 10.05.

Note 14 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2017 was $35 million (2016: $31 million; 2015: $39 million).

We did not recognize any bad debt expense in 2017, 2016, or 2015, but have instead reduced contract revenue for the disputed amounts.

Note 15 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2017	December 31, 2016
Prepaid expenses	87	21
Deferred consideration (1)	80	135
Taxes receivable	24	25
Reimbursable amounts due from customers	15	21
Deferred mobilization cost	15	35
Receivable from ship-yard (2)	—	170
Other current assets	36	88
Total other current assets	257	495

(1)
On April 30, 2013, we completed the disposal of the tender rig business to SapuraKencana. The total consideration consisted of a non-contingent deferred consideration of $145 million, bearing interest at LIBOR plus 5%, which was due in April 2016. During the year ended December 31, 2016, SapuraKencana repaid $10 million of the principal and paid $25 million of interest. On August 28, 2017 this was converted into a formalized loan agreement whereby $5 million is repaid each month, with the residual due to be repaid on August 3, 2018. We expect the entire amount will be recoverable.

(2)
The receivable from shipyard relates to the West Mira, which reached settlement for $170 million on March 13, 2017. For details on the arbitration process and subsequent settlement, refer to Note 6 "Loss on disposals" for more information.

Note 16 – Investment in associated companies

We have the following investments that are or have been recorded using the equity method for the periods presented in these Consolidated Financial Statements:

Ownership percentage	December 31, 2017	December 31, 2016	December 31, 2015
Archer Limited ("Archer")	Note 1	39.7%	39.9%
Seabras Sapura Participacoes Ltda ("Seabras Sapura Participacoes")	50.0%	50.0%	50.0%
Seabras Sapura Holding GmbH ("Seabras Sapura Holding")	50.0%	50.0%	50.0%
Itaunas Drilling B.V. ("Itaunas Drilling")	30.0%	30.0%	30.0%
Camburi Drilling B.V. ("Camburi Drilling")	30.0%	30.0%	30.0%
Sahy Drilling B.V. ("Sahy Drilling")	30.0%	30.0%	30.0%
Seadrill Partners ("SDLP")	Note 2	Note 2	Note 2
SeaMex Ltd. ("SeaMex")	50.0%	50.0%	50.0%

(1)
As part of their financial restructuring, Archer completed two share issuances in March and April 2017, which diluted Seadrill's ownership interest to 15.7% as at December 31, 2017. In April 2017, we concluded that we no longer had significant influence over Archer's financial and operating decisions, and therefore derecognized our investment in associate and recognized it as an available-for-sale security.

(2)
As at the deconsolidation date of Seadrill Partners on January 2, 2014, we recognized our ownership interests in Seadrill Partners and direct ownership interests in Seadrill Partners subsidiaries, at fair value at the date of deconsolidation. Refer to the Seadrill Partners paragraph below for additional information.

At year-end the book values of our investment in associated companies are as follows:

(In US$ millions)	December 31, 2017	December 31, 2016
Archer (1)	N/A	—
Seabras Sapura Participacoes	63	47
Seabras Sapura Holding	290	227
Itaunas Drilling	—	—
Camburi Drilling	—	—
Sahy Drilling	—	—
Seadrill Partners - Total direct ownership interests	857	1,537
Seadrill Partners - Subordinated units	97	157
Seadrill Partners - Seadrill member interest and IDRs (2)	64	64
Seamex Ltd.	102	136
Total	1,473	2,168

(1)
In April 2017, following two shares issuances from Archer, we concluded that we no longer had significant influence over Archer's financial and operating decisions, and therefore derecognized our investment in associate and recognized it as an available-for-sale security.

(2)
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

Quoted market prices for all of our other equity investments are not available because, other than Seadrill Partners Common Units, these companies are not publicly traded. Seadrill Partners subordinated units are not tradable and hence have no quoted market price.

Archer
Archer is a company listed on the Oslo Stock Exchange and provides drilling and well services. Prior to February 2011, Archer was a consolidated subsidiary. In February 2011, we deconsolidated Archer and as a result accounted for our interest as an investment in an associated company. On February 8, 2013, Seadrill were allocated 82,003,000 shares in the private placement of Archer, amounting to a value of $98 million. In addition, as consideration for acting as an underwriter to the placement, we received another 2,811,793 shares, amounting to a value of $3 million. The consideration for the shares was settled against the existing $55 million loan to Archer, with the remainder of the consideration funded by a $43 million loan from Archer, which was repaid on February 27, 2013.

As part of their financial restructuring, Archer completed two share issuances in March and April 2017, which diluted Seadrill's ownership interest in Archer to 15.7% as at December 31, 2017. The restructuring also resulted in financial guarantees provided by Seadrill being settled in April and June 2017 and related party loan arrangements with Seadrill being significantly reduced.

In April 2017, we concluded that we no longer had significant influence over Archer's financial and operating decisions, primarily as a result of the reduction in our shareholding and the significant reduction in our interests in related debt and guarantees. Our investment in Archer was therefore derecognized as an investment in associate and recognized as an available-for-sale security at the closing carrying value of the equity investment in associate, nil. A $10 million accumulated other comprehensive income gain related to the equity method investment was recycled to the Consolidated Statement of Operations.

For transactions and balances with Archer, refer to Note 30"Related party transactions" for more information.

Seabras Sapura Participacoes and Seabras Sapura Holding
Seabras Sapura Participacoes S.A. is a company incorporated in Brazil, which is currently constructing one pipe-laying vessel. It is 50% owned by TL Offshore Sdn. Bhd., a subsidiary of SapuraKencana, and 50% owned by Seadrill.

Seabras Sapura Holding GmbH is a company incorporated in Austria, which is owns five pipe-laying vessels. It is 50% owned by TL Offshore Sdn. Bhd. and 50% owned by Seadrill.

For transactions and balances with Seabras Sapura Participacoes and Seabras Sapura Holding, please refer to Note 30 "Related party transactions".

Itaunas Drilling, Camburi Drilling, and Sahy Drilling
Itaunas Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH, (a subsidiary of Sete Brasil Participacoes SA), and 30% owned by Seadrill.

Camburi Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH and 30% owned by Seadrill.

Sahy Drilling BV is a company incorporated in Holland, which has contracted to construct a drillship. It is 70% owned by Sete International GmbH and 30% owned by the Seadrill.

During the twelve months ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, we recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. We have recognized this impairment within “Loss on impairment of investments” in the Consolidated Statement of Operations. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

Seadrill Partners
Seadrill’s investment in Seadrill Partners accounted for under the equity method is comprised of the following:

(a) Subordinated units - our holdings of subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners. Upon the expiration of the subordination period, the subordinated units will convert into Common Units.

(b) Direct Ownership interests - Seadrill holds ownership interests in the following entities controlled by Seadrill Partners as at December 31, 2017:

i.	42% in Seadrill Operating LP: Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.

ii.	49% Seadrill Capricorn Holdings LLC: Seadrill Capricorn Holdings LLC is a limited liability company. There is only one class of member interest which is deemed to represent voting common stock.

iii.
39% in Seadrill Deepwater Drillship Ltd and 49% indirect interest in Seadrill Mobile Units (Nigeria) Ltd.: Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.

All of our direct ownership interests are accounted for under the equity method as we are deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill’s representation on the Board of Seadrill Partners.

Purchase of 10% interest in Seadrill Mobile Units Nigeria Limited
On December 5, 2016, our wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a notional value of $6.6 million. Following the completion of this transaction Seadrill UK Ltd. owns 49% of Seadrill Mobile Units Nigeria Limited, with the remaining 51% being owned by subsidiaries of Seadrill Partners. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a notional value of $6.6 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $6.6 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $6.6 million.

Impairment
During the years ending December 31, 2017, 2016 and 2015, we recognized other than temporary impairments on the equity method investments in Seadrill Partners for $805 million, $653 million and $533 million respectively. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for more information.

For transactions and balances with Seadrill Partners, please refer to Note 30 "Related party transactions".

SeaMex
During the year ended December 31, 2014, we entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex, which was previously 50% owned by us, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited. As a result of the transaction we no longer control the entities that own and operate these jack-up drilling units, and accordingly we have deconsolidated these entities as at March 10, 2015, and has recognized our remaining 50% investment in the joint venture at fair value. The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the Disposal group from Seadrill. We accounts for our 50% investment in the joint venture under the equity method. Refer to Note 11 "Disposals of business and deconsolidation of subsidiaries" for further information.

During the year ended December 31, 2015 both the JV partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.

Impairment
During the years ended December 31, 2017 and December 31, 2016, we recognized other than temporary impairments on the equity method investments in SeaMex Limited for $36 million and $76 million respectively. Refer to Note 8 "Impairment loss on marketable securities and investments in associated companies" for further information.

For transactions and balances with SeaMex, refer to Note 30 "Related party transactions".

Summary financial information of the equity method investees
Summarized Consolidated Balance Sheet information of our equity method investees is as follows:

	Balance at December 31, 2017
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non-Controlling interest
Archer	N/A	N/A	N/A	N/A	N/A
Seabras Sapura Participacoes	126	299	131	169	—
Seabras Sapura Holding	341	1,331	542	845	—
Seadrill Partners	1,214	5,317	546	3,284	1,398
SeaMex	294	1,036	222	666	—
Total	1,975	7,983	1,441	4,964	1,398

	Balance at December 31, 2016
(In US$ millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non-Controlling interest
Archer	287	773	313	718	—
Seabras Sapura Participacoes	100	317	149	174	—
Seabras Sapura Holding	258	1,393	509	988	—
Seadrill Partners	1,214	5,567	665	3,580	1,343
SeaMex	296	1,095	145	818	—
Total	2,155	9,145	1,781	6,278	1,343

Summarized Consolidated Statement of Operations information for our equity method investees is as follows:

	Year ended December 31, 2017
(In US$ millions)	Operating revenues	Net operating income	Net income	Net income attributable to non-controlling interest
Archer	N/A	N/A	N/A	—
Seabras Sapura Participacoes	76	60	34	—
Seabras Sapura Holding	186	184	126	—
Seadrill Partners	1,128	464	235	94
SeaMex	239	80	15	—
Total	1,629	788	410	94

	Year ended December 31, 2016
(In US$ millions)	Operating revenues	Net operating (loss)/income	Net (loss)/income	Net income attributable to non-controlling interest
Archer	818	(41)	(166)	—
Seabras Sapura Participacoes	148	46	39	—
Seabras Sapura Holding	241	155	89	—
Seadrill Partners	1,600	818	546	265
SeaMex	280	119	36	—
Total	3,087	1,097	544	265

	Year ended December 31, 2015
(In US$ millions)	Operating revenues	Net operating (loss)/income	Net (loss)/income	Net income attributable to non-controlling interest
Archer	1,321	(13)	(359)	—
Seabras Sapura Participacoes	53	3	1	—
Seabras Sapura Holding	124	76	51	—
Seadrill Partners	1,742	844	488	231
Seamex	238	79	24	—
Total	3,478	989	205	231

At the year end the share of recorded equity in the statutory accounts of our associated companies were as follows:

(In US$ millions)	December 31, 2017	December 31, 2016	December 31, 2015
Archer (1)	N/A	15	79
Seabras Sapura Participacoes	63	47	24
Seabras Sapura Holding	143	77	19
Seadrill Partners (2)	N/A	N/A	N/A
Seamex	221	218	200
Total	427	357	322

(1)
In April 2017, following two shares issuances from Archer, we concluded that we no longer had significant influence over Archer's financial and operating decisions, and therefore derecognized our investment in associate and recognized as an available-for-sale security.

(2)
We account for our direct interests in operating subsidiaries of Seadrill Partners, and our ownership of Seadrill Partners Subordinated Units, under the equity method. Our share of Seadrill Partners recorded equity consists of the equity attributable to non-controlling interests in Seadrill Partners, and additionally a proportionate share of equity attributable to Seadrill Partners’ unitholders. The equity attributable to non-controlling interest in Seadrill Partners as at December 31, 2017 was $1,398 million (December 31, 2016: $1,343 million). Seadrill’s holding in the subordinated units represents 18.0% of the limited partner interests in Seadrill Partners. Total equity attributable to Seadrill Partners' unitholders as at December 31, 2017 was $1,304 million (December 31, 2016: $1,193 million).

Note 17 – Newbuildings

As part of the global settlement reached under the Plan, four contracts with two newbuild counterparties were rejected and terminated. In consideration for the contract rejections, the newbuild counterparties filed claims with the Bankruptcy Court and were included as Commitment Parties under the amended Investment Agreement as well as received certain pro rata share of established cash pools for general unsecured creditors. Refer to Note 3 - "Chapter 11 Proceedings" for further information.

(In US$ millions)	December 31, 2017	December 31, 2016
Opening balance	1,531	1,479
Additions	5	12
Capitalized interest and loan related costs	28	40
Disposals (1)	(620)	—
Impairment (2)	(696)	—
Closing balance	248	1,531

(1)
In July 2017, Sevan Drilling and Cosco reached agreement to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset. The Newbuild asset and corresponding construction obligation were derecognized. Refer to Note 6 - Loss on disposals for further information.

(2)
As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra. As the Plan anticipates the rejection and termination of the newbuild contracts we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

Note 18 – Drilling units

(In US$ millions)	December 31, 2017	December 31, 2016
Cost	17,335	17,753
Accumulated depreciation (1)	(4,119)	(3,477)
Net book value	13,216	14,276

(1)	Depreciation and amortization expense was $779 million, $801 million and $761 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 19 – Equipment

Equipment consists of office equipment, software, furniture and fittings.

(In US$ millions)	December 31, 2017	December 31, 2016
Cost	84	77
Accumulated depreciation (1)	(55)	(36)
Net book value	29	41

(1)	Depreciation and amortization expense was $19 million, $9 million and $18 million for the years ended December 31, 2017 and 2016 and 2015, respectively.

Note 20 – Goodwill and other intangible assets and liabilities

Goodwill

The goodwill balance and changes in the carrying amount is as follows:

(In US$ millions)	December 31, 2017	December 31, 2016
Opening balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total opening goodwill	—	—

Disposals of businesses and deconsolidation of subsidiaries (Note 11)	—	—
Impairment of goodwill	—	—

Closing balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total closing goodwill	—	—

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
Intangibles

Intangible liabilities relate to unfavorable contracts which are recorded at fair value at the date of acquisition. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated unfavorable contract values have been recognized and amortized over the terms of the contracts, ranging from two to five years. The gross carrying amounts and accumulated amortization were as follows:

	December 31, 2017			December 31, 2016
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Unfavorable contracts - intangible liabilities
Balance at the beginning of the period	444	(378)	66	444	(313)	131
Amortization of unfavorable contracts	—	(43)	(43)	—	(65)	(65)
Balance at the end of the period	444	(421)	23	444	(378)	66

There have been no favorable contracts recognized. Unfavorable contracts have been recognized within "Other current liabilities" within the Consolidated Balance Sheet.

We amortize unfavorable contracts as revenue over the contract term. This amortization is recognized within "Other revenues" in the Consolidated Statement of Operations. The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the next five years:

	Year ended December 31,
(In US$ millions)	2018	2019	2020	2021	2022	Total
Amortization of unfavorable contracts	23	—	—	—	—	23

Note 21 – Other non-current assets

Other non-current assets consist of the following:

(In US$ millions)	December 31, 2017	December 31, 2016
Deferred tax effect of internal transfer of assets	75	84
Deferred mobilization costs	5	14
Other	1	3
Total other non-current assets	81	101

Note 22 – Long-term debt
As at December 31, 2017 and 2016, we had the following debt:

(In US$ millions), unless stated otherwise	December 31, 2017	December 31, 2016
Secured credit facilities
$1,500 million facility (1)	1,112	1,219
$1,350 million facility (1)	931	1,046
$2,000 million facility (NADL) (1)	897	1,033
$1,750 million facility (Sevan Drilling) (1)	856	945
$950 million facility (1)	558	622
$1,450 million facility (1)	318	353
$450 million Eminence facility (1)	261	278
$360 facility (Asia Offshore Drilling)	210	237
$300 million facility (1)	142	162
$400 million facility (1)	133	190
$450 million facility (2015) (1)	101	175
$440 million facility (1)	62	190
Total secured credit facilities	5,581	6,450

Ship Finance Loans
$390 million facility (SFL Deepwater)	226	248
$375 million facility (SFL Hercules)	251	279
$475 million facility (SFL Linus)	309	356
Total Ship Finance Loans	786	883

Unsecured bonds
$1,000 million bond (2)	843	843
NOK1,800 million bond (2)	231	210
$500 million bond (2)	479	479
NOK1,500 million bond (NADL) (2)	182	165
$ 600 million bond (NADL) (2)	413	413
SEK 1,500 million bond (2)	186	165
Total unsecured bonds	2,334	2,275

Total debt principal	8,701	9,608
Less: Debt balance held as subject to compromise	(7,705)	—
Debt balance not subject to compromise	996	9,608
Less: current interest bearing debt not subject to compromise	(511)	(3,230)
Long-term interest bearing debt not subject to compromise	485	6,378

(1)	Denotes impaired secured credit facilities that were reclassified to "Liabilities subject to compromise" on September 12, 2017

(2)	Denotes unsecured bonds that were reclassified to "Liabilities subject to compromise" on September 12, 2017

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as "Liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2017.

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $81 million has been recognized as adequate protection payments from Petition date to December 31, 2017.
The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.

On filing for Chapter 11, $66 million of unamortized debt issuance costs on the impaired secured credit facilities and unsecured bonds were expensed and recognized within "Reorganization items, net" in the Consolidated Statement of Operations. Details of the debt issuance costs netted against the non-impaired current and long-term debt for each of the periods presented are shown below.

	Outstanding balance as at December 31, 2017
(In US$ millions)	Principal outstanding	Less: Debt issuance costs	Total debt
Debt due within one year	511	(2)	509
Long-term debt	485	—	485
Debt held as subject to compromise	7,705	—	7,705
Total	8,701	(2)	8,699

	Outstanding debt as at December 31, 2016
(In US$ millions)	Principal outstanding	Less: Debt issuance costs	Total debt
Debt due within one year	3,230	(35)	3,195
Long-term debt	6,378	(59)	6,319
Total	9,608	(94)	9,514

The outstanding debt as at December 31, 2017 is repayable as follows:

(In US$ millions)	December 31, 2017
2018	511
2019	485
Total debt principal (1)	996

(1)	Excludes impaired secured debt and unsecured bonds held within "Liabilities subject to compromise"

Credit facilities subject to compromise

The following facilities were held within Liabilities Subject to Compromise as at December 31, 2017.

$2,000 million senior secured credit facility
In April 2011, North Atlantic Drilling Ltd., or “NADL”, our majority owned subsidiary, entered into a $2,000 million senior secured credit facility with a syndicate of banks to partly fund the acquisition of six drilling units from Seadrill, which have been pledged as security. The net book value at December 31, 2017 of the units pledged as security is $1,810 million. The facility has a six year term and bears interest at LIBOR plus 2.00% per annum.

As at December 31, 2017, the outstanding balance was $897 million, as compared to $1,033 million in 2016. The outstanding balance represents the final balloon payment of $908 million offset by adequate protection payments made after September 12, 2017 of $11 million. On April 28, 2016, we executed maturity extension agreements to extend the maturity of this facility from April 15, 2017 to June 30, 2017. On April 4, 2017, we obtained an extension agreement to extend the maturity until September 14, 2017. This remains outstanding as at December 31, 2017 as a result of the RSA entered into on September 12, 2017.

As at December 31, 2016, $50 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. In April 2017 the undrawn portion of the revolving facility was cancelled.

The facility contains a loan-to-value clause, which could require NADL, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant was suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$400 million senior secured credit facility
In December 2011, we entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The net book value at December 31, 2017 of the units pledged as security is $507 million. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. In May 2017, we completed the sale of West Triton to Shelf Drilling. Shelf Drilling subsequently repaid the tranches relating to the West Triton in full, amounting to $47 million.

As at December 31, 2017, the outstanding balance was $133 million, which represents balloon payment of $135 million offset by adequate protection payments made after September 12, 2017 of $2 million. We do not have any undrawn capacity on this facility as at December 31, 2017. The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 150% of the outstanding loan, however following the amendment made in April 2017, this covenant was suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

On April 28, 2016 we executed maturity extension agreements to extend the maturity of this facility from December 8, 2016 to May 31, 2017. On April 4, 2017, we obtained an extension agreement to further extend the maturity until August 31, 2017. On July 26, 2017 this was further extended to September 14, 2017. This remains outstanding as at December 31, 2017 as a result of the RSA entered into on September 12, 2017. The outstanding balance on the credit facility is $133 million as at December 31, 2017.

$440 million secured credit facility
In December 2012, we entered into a $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs. As at December 31, 2016 we had drawn $320 million on the facility and the T-15, T-16, and West Telesto had been pledged as security, while the tranche for the West Oberon was cancelled due to other funding opportunities for this rig. The tender rigs T-15 and T-16 were sold to Seadrill Partners during 2013, and subsequently we entered into a back to back rig financing agreements with Seadrill Partners for the corresponding portions of the secured credit facility for $101 million and $98 million respectively.

In August 2017, Seadrill Partners amended certain credit facilities to insulate itself from us. This resulted in a $109 million repayment in respect to this facility. See Note 30 "Related party transactions" for further details on related party transactions.

The total net book values as at December 31, 2017 of the West Telesto, which is pledged as security, was $188 million. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2017 was $62 million, which represents balloon payment of $64 million offset by adequate protection payments made after September 12, 2017 of $2 million. We do not have any undrawn capacity on this facility as at December 31, 2017.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$1,450 million senior secured credit facility
In March 2013, we entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Auriga, West Vela, and West Tellus were pledged as security. The facility has a final maturity in 2025, with the exception of a commercial tranche of $203 million due for renewal in 2018, and bears an interest of LIBOR plus a margin, inclusive of the guarantee fee, in the range of 2.70% to 3.00%. Due to the sale of the West Auriga and West Vela to Seadrill Partners in 2014, the tranches relating to these rigs were recognized by Seadrill Partners. In August 2017, Seadrill Partners completed amendments to this facility to insulate itself from Seadrill Limited and therefore Seadrill no longer provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Auriga or West Vela.

The total amount owed as at December 31, 2017 is $318 million (compared to $695 million as at December 31, 2016) which fully relates to Seadrill and the West Tellus ($353 million as at December 31, 2016).

As at December 31, 2017 the net book value of the West Tellus was $615 million. We do not have any undrawn capacity on this facility as at December 31, 2017. The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 125% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$300 million senior secured credit facility
In July 2013, we entered into a $300 million senior secured credit facility with a syndicate of banks and export credit agencies. The West Tucana and West Castor were pledged as security. The facility bears interest of LIBOR plus a margin of 3.00%, which includes the guarantee fee paid to the credit export agency. The facility matures in 2023, however the facility may become payable in full in 2018 if the commercial tranche which expires after 5 years is not renewed. As at December 31, 2017 the net book values of the West Tucana and West Castor were $181 million and $186 million respectively. We do not have any undrawn capacity on this facility as at December 31, 2017. As at December 31, 2017 the outstanding balance was $142 million as compared to $162 million as at December 31, 2016.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

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

The facility has a maturity in September 2018 and bears interest of LIBOR plus a margin of 2.85%, which includes the guarantee fee paid to the credit export agency. As at December 31, 2017 the net book values of the Sevan Driller, Sevan Brasil and Sevan Louisiana were $525 million, $552 million and $648 million respectively. We do not have any undrawn capacity on this facility as at December 31, 2017. As at December 31, 2017, the outstanding balance was $856 million as compared to $945 million as at December 31, 2016.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 110% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$450 million senior secured credit facility
In December 2013, we entered into a $450 million senior secured facility with a syndicate of banks. The West Eminence has been pledged as security, and bears interest of LIBOR plus a margin of 1.75% and was due to mature in June 2016. As at December 31, 2017 the net book value of the West Eminence was $508 million. As at December 31, 2017, the outstanding balance was $261 million as compared to $278 million as at December 31, 2016. We do not have any undrawn capacity on this facility as at December 31, 2017.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 130% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

On April 28, 2016 we executed maturity extension agreements to extend the maturity of this facility from June 20, 2016 to December 31, 2016. In addition, the margin was increased to 2.50%, effective June 2016.

On November 16, 2016, the maturity was extended until April 30, 2017. On April 4, 2017, the maturity was extended until August 15, 2017. On August 15, 2017, the maturity was extended to September 14, 2017.

This remains outstanding as at December 31, 2017 as a result of the RSA entered into on September 12, 2017. The outstanding balance on the credit facility is $261 million as at December 31, 2017.

$1,500 million senior secured credit facility (2014)
In July 2014, we entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance three newbuilds, the West Saturn, West Neptune and West Jupiter, which are pledged as security. The net book value at December 31, 2017 of the units pledged as security is $1,831 million. The facility bears interest at LIBOR plus a margin of between 1.7% and 2.38% per annum, plus certain export credit agency fees, and is repayable over a term of 12 years. The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportkreditt Norge ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If the commercial tranche of $300 million, which has a balloon payment of $175 million, does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. We do not have any undrawn capacity on this facility as at December 31, 2017. As at December 31, 2017, the outstanding balance was $1,112 million as compared to $1,219 million as at December 31, 2016.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below an average of 122% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$1,350 million senior secured credit facility
In August 2014, we entered into a $1,350 million senior secured credit facility with a syndicate of banks. The facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million. The West Pegasus, West Gemini and West Orion were pledged as security. The total net book value at December 31, 2017 of the units pledged as security is $1,570 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in quarterly installments over a term of five years. The revolver is fully repayable at the final maturity date. The revolver facility was fully drawn and we do not have any undrawn capacity as at December 31, 2017. As at December 31, 2017, the outstanding balance was $931 million as compared to $1,046 million as at December 31, 2016.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$950 million senior secured credit facility
In January 2015 we entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance our indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million Export Credit Agency (ECA) facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%.

In addition the ECA facility for the West Carina has a guarantee fee to the export credit agency of 1.30%. We have entered into a floating swap agreement to counter this fixed payment, meaning we pay floating interest on this tranche, however this agreement was terminated on September 13, 2017 after filing for Chapter 11. The West Carina term loan and revolving credit facility have a 5 year maturity and a 12 year profile, with a balloon payment of $187 million in year 5. The West Carina ECA facility has a 12 year maturity and a 12 year profile.

The West Eclipse term loan has a 5 year maturity and a 10 year profile. The West Eclipse revolving credit facility has a maturity of 5 years and is non-amortizing, with a balloon payment of $225 million in year 5. If the commercial facilities are not refinanced satisfactorily after 5 years then the ECA facility also becomes due.

The net book value of the rigs pledged as security as at December 31, 2017 is $1,256 million. The total outstanding balance as at December 31, 2017 was $558 million (December 31, 2016: $622 million). In April 2017 the undrawn portion of the revolving facility of $171 million was cancelled, of which $100 million related to the West Eclipse and $71 million related to the West Carina. We do not have any undrawn capacity on this facility as at December 31, 2017.

The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

$450 million senior secured credit facility (2015)
In August 2015 we entered into a $450 million senior secured credit facility with a syndicate of banks. The West Freedom, West Mischief, West Vigilant, West Resolute, West Prospero, and the West Ariel were pledged as security. The net book value of the rigs pledged as security as at December 31, 2017 is $527 million. The loan bears interest at a rate of LIBOR plus 2.5%. The loan has a 5 year maturity and an 8.5 year profile with a balloon payment at the end of year 5.

In May 2017, we completed the sale of West Resolute to Shelf Drilling. In September 2017, we completed the sale of West Mischief to Shelf Drilling. Shelf Drilling subsequently repaid $54 million on the facility, representing the tranches relating to the West Resolute and West Mischief.

The total outstanding balance as at December 31, 2017 was $101 million (December 31, 2016: $175 million). The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 150% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

In April 2017 the undrawn portion of the revolving facility, totaling $165 million was canceled. We do not have any undrawn capacity on this facility as at December 31, 2017.

Credit facilities not subject to compromise

$360 million senior secured credit facility
In April 2013, our majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The facility is available in three equal tranches of $120 million, with each tranche relating to AOD 1, AOD 2 and AOD 3, which have been pledged as security. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. As at December 31, 2017 the rigs have a net book value of $210 million, $201 million and $209 million respectively. We do not have any undrawn capacity on this facility as at December 31, 2017.

As at December 31, 2017 the outstanding balance was $210 million as compared to $237 million as at December 31, 2016. The facility contains a loan-to-value clause, which could require us, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 120% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended.

This facility is not subject to compromise as the AOD subsidiary did not file for bankruptcy under Chapter 11, however the covenant terms under the RSA are still applicable. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

Ship Finance International Limited (“Ship Finance”) Loans

The following loans relate to the Ship Finance entities that we consolidate into the Consolidated Financial Statements as Variable Interest Entities ("VIEs"). Refer to Note 34 "Variable interest entities" for more information.

These facilities are not subject to compromise as the SFL entities did not file for bankruptcy under Chapter 11.

SFL Hercules Ltd
In May 2013, SFL Hercules Ltd entered into a $375 million facility, with a syndicate of banks and financial institutions. The facility is secured by the West Hercules, which has a net book value of $508 million as at December 31, 2017. The new facility has a term of six years and bears interest of LIBOR plus a margin of 2.75%. During the year ended December 31, 2016, SFL Hercules Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2017, the outstanding balance under the facility was $251 million, compared to $279 million as at December 31, 2016. SFL Hercules Ltd has no undrawn capacity on this facility at December 31, 2017.

SFL Deepwater Ltd
In October 2013, SFL Deepwater Ltd entered into a $390 million facility with a syndicate of banks and financial institutions. The facility is secured by the West Taurus, which has a net book value of $385 million as at December 31, 2017. The new facility has a term of five years and bears interest of LIBOR plus a margin of 2.50%. During the year ended December 31, 2016, SFL Deepwater Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2017, the outstanding balance under the facility was $226 million, compared to $248 million as at December 31, 2016. SFL Deepwater Ltd has no undrawn capacity on this facility as at December 31, 2017.

SFL Linus Ltd
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security and has a net book value of $515 million as at December 31, 2017. The facility was fully drawn on February 18, 2014, on the date of delivery of West Linus. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. During the year ended December 31, 2016, SFL Linus Ltd drew down $50 million on its revolving credit tranche. Subsequently the VIE repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt. As at December 31, 2017, the outstanding balance under the facility was $309 million compared to $356 million as at December 31, 2016. SFL Linus has no undrawn capacity on this facility at December 31, 2017.

Unsecured Bonds subject to compromise
The following unsecured bonds are included in liabilities subject to compromise in the Consolidated Balance Sheet as of December 31, 2017.

$1,000 million fixed interest bond
In September 2012, we raised $1,000 million through the issue of a 5 year bond which was due to mature in September 2017. This remains outstanding as at December 31, 2017 as a result of the RSA entered into on September 12, 2017. Interest on the bonds bears a fixed interest rate of 5.625% per annum, payable semi-annually in arrears. The interest rate increased to 6.125% in March 2014 as we remained unrated.

During the year ended December 31, 2015, we repurchased $52 million (par value) of the $1,000 million senior unsecured bond, recognizing a gain on debt extinguishment of $8 million in our Consolidated Statement of Operations.

In May 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which we agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which we had a total of 500,944,280 shares of its common stock issued and outstanding.

In June 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which we agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on June 13, 2016, upon which we had a total of 508,444,280 shares of its common stock issued and outstanding.

As a result of the exchange we recorded a $47 million gain on debt extinguishment which has been included within "Net gain/(loss) on debt extinguishment" in our Consolidated Statement of Operations.

As at December 31, 2017, the outstanding balance was $843 million, compared to $843 million as at December 31, 2016.

NOK 1,800 million floating interest rate bonds
In March 2013 we issued a NOK1,800 million senior unsecured bonds with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75% per annum, payable quarterly in arrears. The bond was subsequently swapped to US$ with a fixed rate of 4.94% per annum until maturity using a cross currency interest rate swap. After filing for Chapter 11, the interest rate swap was terminated on September 13, 2017. Refer to Note 31 - "Risk management and financial instruments" for further information.

As at December 31, 2017, the outstanding balance on the bond was $231 million, compared to $210 million as at December 31, 2016. The bond is held at the exchange rate as at the Petition Date.

$500 million senior unsecured bond
In September 2013, we issued a $500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.125% per annum, payable semi-annually in arrears. The interest rate increased to 6.625% in March 2014 as we remained unrated.

In December 2014 we repurchased $21 million (of par value), or 4.3%, of the $500 million senior unsecured bond, recognizing a gain on debt extinguishment of $3 million. As at December 31, 2017 and December 31, 2016, the outstanding balance was $479 million.

NOK1,500 million floating interest rate bonds
In October 2013, NADL, our majority owned subsidiary, issued a NOK1,500 million senior unsecured bond with maturity in October 2018, and an interest rate of NIBOR plus a margin of 4.40% per annum. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity using a cross currency interest rate swap. After filing for Chapter 11, the interest rate swap was terminated on September 13, 2017. Refer to Note 31 - "Risk management and financial instruments" for further information.

In December 2014, we purchased NOK82 million (of par value), or 5.5%, of the NOK1,500 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $4 million. As at December 31, 2017, the outstanding balance was $182 million, compared to $165 million as at December 31, 2016. The bond is held at the exchange rate as at the filing date, September 12, 2017.

$600 million senior unsecured bond
In January 2014, NADL, our majority owned subsidiary, issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014, we sold a portion of the bond owned by us for $25 million. In December 2014 we purchased $47 million (of par value), or 31.1%, of the $600 million senior unsecured bond issued by NADL, recognizing a gain on debt extinguishment of $16 million. As at December 31, 2017 we held 31.1% of the bond, which amounted to $187 million. As at December 31, 2017 and December 31, 2016, the outstanding balance was $413 million.

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity using a cross currency interest rate swap. After filing for Chapter 11, the interest rate swap was terminated on September 13, 2017. Refer to Note 31 - "Risk management and financial instruments" for further information.

As at December 31, 2017, the outstanding balance was $186 million, compared to $165 million as at December 31, 2016. The bond is held at the exchange rate as at the filing date, September 12, 2017.

Total gain/loss on debt extinguishment
During the year ended December 31, 2017, we agreed with Archer to convert total outstanding subordinated loans, fees and interest provided to Archer, with a carrying value of $37 million, into a $45 million loan. The fair value of the new loan receivable at the date of conversion was $56 million resulting in a gain of $19 million on debt extinguishment (2016: total gain on bond repurchases of $47 million, 2015: gain of $8 million), which is presented within “Net gain/(loss) on debt extinguishment” in our Consolidated Statement of Operations.

Covenants contained in our debt facilities
Our debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement. This applies to all of our senior secured credit facilities.

Bank Loans
In addition to security provided to lenders in the form of pledged assets, our bank loan agreements have historically contained financial covenants, including:

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

May 2015 Amendments to Senior Secured Credit Facilities
In May 2015, we executed an amendment to the covenants contained in all of our senior secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:

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

◦
Further process: We agreed certain undertakings on a temporary basis while further discussions with our lenders under our senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

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

Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of our ownership interests in companies which Seadrill does not control but over which it exerts significant influence.

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

The credit facility agreements contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill Partners and its subsidiaries and by us;

•	failure by us to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•
revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Financing Agreement; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or us and our subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of us or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

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

Our loan and other debt agreements also contain, as applicable, loan-to-value clauses, which could require us, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. In addition, the loan and other debt agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions.

In addition to financial covenants, our credit facility agreements contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of the business.

Bonds
For our outstanding Norwegian and Swedish bonds, the main financial covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

Our outstanding $1,000 million, $500 million, and $600 million bonds, include certain financial and restrictive covenants which restrict, among other things, Seadrill's ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

Covenants contained within our consolidated Ship Finance Variable Interest Entities
We consolidate certain Ship Finance entities into the Consolidated Financial Statements as VIEs. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse effect on Seadrill. Seadrill is the Charter Guarantor under these facilities. The main financial covenants contained in the variable interest entities are as follows:

•	Ship Finance must maintain cash and cash equivalents of at least $25 million;

•	Ship Finance must maintain positive working capital;

•	Ship Finance must have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter; and

•	Our covenants under the bank loans listed above also apply.

The Ship Finance subsidiaries owning West Taurus, West Hercules and West Linus are consolidated into our Consolidated Financial Statements as a VIE.  To the extent that these VIEs defaults under its indebtedness and is marked current in its Consolidated Financial Statements, we would in turn, mark such indebtedness current in our Consolidated Financial Statements. The characterization of the indebtedness in our Consolidated Financial Statements as current may adversely impact our compliance with the covenants contained in Seadrill's existing and future debt agreements. In the event of a default by Seadrill under one of our debt agreements, the lenders under Seadrill's existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including Seadrill's drilling rigs, even if we were to subsequently cure such default. Ship Finance are in compliance with related covenants as at December 31, 2017.

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

Seadrill Partners covenants

As detailed above, certain subsidiaries of Seadrill Partners were borrowers and guarantors to the $440 million secured credit facility and the $1,450 million senior secured credit facility. In addition, we acted as a guarantor under the $420 million senior secured credit facility relating to the West Polaris, following the sale of the West Polaris to Seadrill Partners in June 2015. In August 2017, Seadrill Partners amended these credit facilities to insulate itself from Seadrill and therefore we no longer acts as a guarantor.

Note 23 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2017	December 31, 2016
Taxes payable	70	148
Deferred mobilization revenue	37	107
Intangible liabilities - unfavorable contracts (1)	23	43
Employee withheld taxes, social security and vacation payments	15	55
Accrued interest expense	3	69
Construction obligation (2)	—	500
Derivative financial instruments (3)	—	236
Accrued expenses	103	116
Other current liabilities	17	78
Total other current liabilities (4)	268	1,352

(1)	Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. Refer to Note 20 "Goodwill and other intangible assets and liabilities" for more information.

(2)
A construction obligation was recognized upon the acquisition of Sevan Drilling for the Sevan Developer. On April 27, 2017 the construction obligation increased to $526 million following refunds received from Cosco, taking the delivery installment back to the contract price. In July 2017, Sevan and Cosco agreed to further defer the Sevan Developer delivery until June 30, 2020. The contract amendment included a contract termination clause for Cosco and, as Sevan does not have termination rights, it was deemed to have lost control of the asset and therefore derecognized both the newbuild asset, construction obligation and accrued interest. Refer to Note 6 "(Loss)/gain on disposals" for more information.

(3)
On filing for Chapter 11, an event of default under each of our derivative agreements was triggered, resulting in the termination of the derivative financial instruments on September 13, 2017. As a result, the outstanding derivative balance was held at the counterparty claimed value within "Liabilities subject to compromise" on the Consolidated Balance Sheet as at December 31, 2017. Refer to Note 31 "Risk management and financial instruments" for more information.

(4)
Balances held as at December 31, 2017 exclude liabilities that are subject to compromise, which have been reclassified to a separate line within the Consolidated Balance Sheet. This represents our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Refer to Note 1 "General Information".

Note 24 – Other non-current liabilities

Other non-current liabilities are comprised of the following:

(In US$ millions)	December 31, 2017	December 31, 2016
Accrued pension liabilities	6	3
Deferred mobilization revenues	18	55
Intangible liabilities - unfavorable contracts (1)	—	23
Other non-current liabilities	43	38
Total other non-current liabilities (2)	67	119

(1)	Intangible liabilities represent the estimated fair values of acquired unfavorable drilling contracts. Refer to Note 20 - "Goodwill and other intangible assets and liabilities" for more information.

(2)
Balances held as at December 31, 2017 exclude liabilities that are subject to compromise, which have been reclassified to a separate line within the Consolidated Balance Sheet. This represents our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Refer to Note 1 "General Information".

Note 25 – Common shares

	December 31, 2017		December 31, 2016		December 31, 2015
All shares are common shares of $2.00 par value each	Shares	US$ millions	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	508,763,020	1,017	508,763,020	1,017	493,078,680	986
Treasury shares held by the Company	(4,244,080)	(9)	(4,318,740)	(9)	(318,740)	(1)
Outstanding shares in issue	504,518,940	1,008	504,444,280	1,008	492,759,940	985

As at December 31, 2017, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

We were incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 508,763,020 of par value $2.00 each as at December 31, 2017. There were 15,684,340 new shares issued in 2016 due to the conversion of convertible bonds, refer to Note 22 "Long-term debt" for further information. In 2015 there were no new shares issued.

A share repurchase program was approved by the Board in 2007 giving us the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet our obligations relating to the share option plans. As at December 31, 2017 we held 4,244,080 treasury shares and net shares outstanding at December 31, 2017 were 504,518,940.

In November 2014, the Board authorized a share buyback program under which we may repurchase up to approximately 10% of shares outstanding. We may repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by management, based on their evaluation of market conditions, capital allocation opportunities, and other factors. The program does not require us to repurchase any specific number of shares and may be modified, suspended, extended or terminated by us at any time without prior notice. In May 2015, however, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from buying back any shares during the amendment period until January 1, 2017. In addition, in April 2016, as part of the amendments to the covenants contained in our senior secured credit facilities, we are restricted from making dividend distributions during the amendment period until June 30, 2017. In April 2017, the restricted period was amended to September 30, 2017.

During the year ended December 31, 2016, as a result of the share-for-debt exchange the number of our common shares outstanding increased by 15,684,340 shares. Refer to Note 22 "Long-term debt" for additional information.

On September 5, 2016 we repurchased 4,000,000 shares in settlement of our total return swap agreements. This was completed at a strike price of NOK20.3. Refer to Note 31 "Risk management and financial instruments" for further information.

As of the Chapter 11 Filing Date, September 12, 2017, we had 508,763,020 common shares outstanding. We will continue to account for our common shares at their carrying value until a plan confirmed by the Bankruptcy Court becomes effective, which may result in an adjustment.

Note 26 – Non-controlling interest

Our Consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows include the results of NADL, Asia Offshore Drilling Ltd (“AOD”) and Sevan Drilling ASA (“Sevan”) for the year ended, and as at December 31, 2017. We also consolidates certain variable interest entities relating to Ship Finance International.

As at December 31, 2017, we had the following ownership interests in these companies: 70.36% of NADL, 66.24% of Asia Offshore Drilling Ltd and 50.11% of Sevan Drilling ASA. The amount of shareholders’ equity not attributable to us is included in non-controlling interests.

NADL

In January 2014, NADL completed its IPO in the United States of 13,513,514 common shares at $9.25 per share. The non-controlling interest recognized on the IPO was $52 million. Following NADL’s 1 for 10 reverse stock split as at December 31, 2015, there were no changes in the percentage of NADL owned by the non-controlling interest.

AOD
On March 25, 2013, we obtained control of the Board of Asia Offshore Drilling Ltd and owned 66.18% of the outstanding shares. As a result of obtaining control, we have consolidated the results and financial position of Asia Offshore Drilling Ltd from this date. The fair value of the non-controlling interest established upon obtaining a controlling financial interest was $100 million. Subsequent to the date of consolidation, our percentage ownership increased to 66.21%, and then increased again to 66.24%.

Ship Finance VIEs

In 2007 and 2008 we entered into sale and leaseback arrangements for drilling units with Ship Finance International Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. We had recognized these subsidiary companies as VIEs and concluded that we are their primary beneficiary. Accordingly, these subsidiary companies are included in our Consolidated Financial Statements, with the Ship Finance International Ltd equity in these companies included in non-controlling interest. In 2012, we acquired all the shares in one of these Ship Finance International Ltd companies, Rig Finance II Ltd for $47 million. As a consequence of this, Rig Finance II Ltd is no longer treated as a VIE but a wholly owned subsidiary. In 2013 these VIEs declared dividends of $223 million to Ship Finance International Limited. In December 2014, we acquired all the shares of the Ship Finance International Ltd company, SFL Polaris Ltd, for a consideration of $111 million. The non-controlling interest derecognized was $7 million. As a consequence of this, SFL Polaris Ltd is no longer treated as a VIE but a wholly owned subsidiary. Refer to Note 34 "Variable interest entities" for more information.

During the period ended December 31, 2017 $14 million of dividends were declared by VIEs to Ship Finance and was settled against related party balances with Ship Finance (December 31, 2016: $113 million).

Seadrill Partners

On October 24, 2012, Seadrill Partners completed its IPO of 10,062,500 common units representing limited liability company interests in Seadrill Partners at a price of $22.00 per unit, for gross proceeds of $221 million and net proceeds after issuance costs of $203 million (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). Seadrill Partners is listed on the New York stock exchange under the symbol “SDLP.” Upon completion of the offering, we owned 14,752,525 common units and 16,543,350 subordinated units which represents 75.67% of the limited liability company interests in Seadrill Partners. Subsequent to the IPO, in October 2013, Seadrill Partners issued 3,310,622 common units to us, which increased our total ownership interest to 77.47%. In December 2013, Seadrill Partners issued a further 3,394,916 common units to us and 12,880,000 common units to the public, which had the effect of reducing our ownership total ownership to 62.35%. The effect of these transactions was to increase the non-controlling interest by $239 million.

During the period from Seadrill Partners’ IPO in October 2012 until the time of its first effective Annual General Meeting (“AGM”) on January 2, 2014, we retained the sole power to appoint, remove and replace all members of Seadrill Partner’s board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date we no longer retained the power to control the Board of Directors as a result of certain provisions in the Operating Agreement which limits our ability to vote our full holding of common units in an election of Directors to the Board of Seadrill Partners. As at January 2, 2014, Seadrill Partners was considered to be an associated company and not a controlled subsidiary of ours, and as such Seadrill Partners was deconsolidated by us. The non-controlling interest derecognized was $115 million. Refer to Note 11 "Disposal of businesses and deconsolidation of subsidiaries" for more information.
Purchase of 10% interest in Seadrill Mobile Units Nigeria Limited
On December 5, 2016, our wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a fair value of $6.6 million. Following the completion of this transaction Seadrill UK Ltd. owns 49% of Seadrill Mobile Units Nigeria Limited, with the remaining 51% being owned by subsidiaries of Seadrill Partners. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a fair value of $6.6 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $6.6 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $6.6 million. During the year ended December 31, 2017, HHL acquired a further 2% interest in Seadrill Nigeria Operations Ltd for total consideration of $0.3 million.

Changes in non-controlling interest for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In US$ millions)	Ship Finance International Ltd VIEs		North Atlantic Drilling Ltd		Asia Offshore Drilling Ltd		Sevan Drilling ASA		Seadrill Nigeria Operations Limited	Total
December 31, 2014	32		205		134		251		4	626
Changes in 2015	—		8		(14)		—		(4)	(10)
Net income attributable to non-controlling interest in 2015	30		(16)		20		59		—	93
Impairment of goodwill	(48)	—	(18)	—	—	—	(28)	—	—	(94)
December 31, 2015	14		179		140		282		—	615
Changes in 2016	(112)		7		—		—		6	(99)
Net income attributable to non-controlling interest in 2016	29		(21)		9		9		—	26
December 31, 2016	(69)		165		149		291		6	542
Changes in 2017	(14)		—		—		—		—	(14)
Net income attributable to non-controlling interest in 2017	24		(89)		—		(65)		1	(129)
December 31, 2017	(59)		76		149		226		7	399

Note 27 – Accumulated other comprehensive income/(loss)

Accumulated other comprehensive income consists of the following:

(In US$ millions)	Unrealized gain on marketable securities	Unrealized gain on foreign exchange	Actuarial gain/(loss) relating to pension	Share in unrealized gains from associated companies	Other	Total
Balance as at December 31, 2016	17	36	(23)	23	—	53
Other comprehensive income before reclassifications	14	—	(3)	2	2	15
Amounts reclassified from accumulated other comprehensive income	—	—	—	(10)	—	(10)
Balance as at December 31, 2017	31	36	(26)	15	2	58

The unrealized gain on marketable securities relates to the accumulated gains on the investment in Seadrill Partners Common Units and the recognition and subsequent remeasurement of our investment in Archer. Refer to Note 13 "Marketable securities" for more information.

The applicable amount of income taxes associated with each component of other comprehensive income is nil, other than on the actuarial loss on pension, due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. For actuarial loss related to pension, the accumulated applicable amount of income taxes is $1 million ($1 million in 2016) as this item is related to companies domiciled in Norway where the tax rate is 24% (2016: 24%).

Note 28 – Share based compensation

The share based compensation expense for our share option and Restricted Stock Unit ("RSU") plans recognized in the Consolidated Statement of Operations for the year ended December 31, 2017 was $7 million (2016: $7 million, 2015: $7 million). The grant-date fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model. The grant date fair value of the RSU is determined as the market trading price on that date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

As at December 31, 2017 there was a total of $9 million in unrecognized compensation costs related to non-vested Company's Options and RSU plans which is expected to be recognized over weighted average period of 1 year.

Share Options

Our shareholders have authorized the Board to establish and maintain Option Schemes in order to encourage our directors, officers and other employees to hold shares in our Company. The Option Scheme for U.S. employees expired in March 2018, whereas the Option Scheme for international employees will expire in May 2020.

On February 16, 2017, the Board approved a new Share Option Scheme that will expire in February 2027. The Option Schemes permit the Board, at its discretion, to grant options to the employees and directors of our company or our subsidiaries to acquire our shares. The options are not transferable. The subscription price is at the discretion of the Board, provided the subscription price is never reduced below the par value of the share. The subscription price for certain options granted under the Option Schemes will be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised. Options granted under the Option Schemes will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to five years. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of ours may be used to satisfy exercised options.

The following table summarizes share option transactions related to the Seadrill Scheme in 2017, 2016 and 2015:

	December 31, 2017		December 31, 2016		December 31, 2015
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Outstanding at beginning of year	947,500	20.08	2,015,171	28.53	2,241,116	35.10
Granted	—	—	—	—	710,000	12.04
Exercised	—	—	—	—	—	—
Forfeited	(410,000)	22.06	(1,067,671)	35.29	(935,945)	32.81
Outstanding at end of year	537,500	11.62	947,500	20.08	2,015,171	28.53
Exercisable at end of year	358,959	11.65	412,917	25.79	882,152	36.14

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

Options granted during 2012 had exercise prices, ranging from NOK205.30 to NOK224.53. They have the same exercise schedule as the 2011’s grants and expired between September 2015 and December 2017. The weighted average fair value of the options granted in 2012 was $10.23.

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

The grant-date fair value of employee share options is estimated using the Black-Scholes option-pricing model with the following assumptions used in estimating fair value for grants issued 2015: 1.6% risk-free interest rate, volatility of 34.8%, 0% dividend yield and an expected option term of three years, six months. The risk-free interest rates were estimated using the US Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by us from the date of grant to the exercise date. It is also assumed that 100% of options granted will vest.

There were 537,500 options outstanding at December 31, 2017 (2016: 947,500). Their weighted average remaining contractual life was 9 months (2016: 34 months).

During 2017 the total intrinsic value of options exercised was nil (2016: nil, 2015: nil) on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2017 was zero since the weighted average exercise price per share exceeded the market price of our shares as at that date.

Restricted Stock Units

Under the terms of the RSU plans, the holder of an award is entitled to receive a share in us if they are still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on the grant date or upon the vesting of the award. In addition, the holders are entitled to receive an amount equal to the ordinary dividends declared and paid on our shares during the vesting period.

Seadrill Restricted Stock Units

The following table summarizes the RSU activity for us for the years ended December 31, 2017, 2016 and 2015:

Restricted Stock Units - Seadrill	December 31, 2017	December 31, 2016	December 31, 2015
Outstanding at beginning of year	5,186,724	1,402,980	525,210
Granted	—	4,349,158	937,970
Exercised	(74,660)	(249,050)	—
Forfeited	(798,127)	(316,364)	(60,200)
Outstanding at end of year	4,313,937	5,186,724	1,402,980

On October 1, 2013, the Board of the Company approved 373,700 awards under our Restricted Stock Units “RSU” plan. The fair value on the date of grant was $46.07. These awards were settled in December 2016.

In December 2014, the Board of the Company approved 162,560 awards under our RSU plan. The fair value on the date of grant was $11.00.

In May 2015, the Board of the Company granted 28,000 awards under our RSU plan. In December 2015, the Board of the Company approved further 909,970 awards under our RSU plan. The fair value on the date of grant was $11.91 and $3.67, respectively.

In April 2016, the Board of the Company granted 2,066,658 awards under our RSU plan. In December 2016, the Board of the Company granted additional 2,282,500 awards under the RSU's plan. The fair value on the date of grant was $3.82 and $3.81, respectively.

The RSA contemplates certain changes to equity-based employee incentive plans at closing. The transactions contemplated by the RSA are subject to court approval and other terms and conditions.

NADL Restricted Stock Units

The following table summarizes the RSU activity for NADL for the years ended December 31, 2017, 2016 and 2015:

Restricted Stock Units - NADL	December 31, 2017	December 31, 2016	December 31, 2015
Outstanding at beginning of year	413,702	174,583	253,870
Granted	—	270,653	1,587,719
Settled	—	(20,837)	—
Adjustment (1)	—	—	(1,571,251)
Forfeited	(300)	(10,697)	(95,755)
Outstanding at end of year	413,402	413,702	174,583

(1)	Adjustment relates to NADL's reverse stock split in December 2015, as discussed above.

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

In December 2015 the shareholders of NADL in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of our issued and outstanding common shares and reducing par value from $5.00 to $0.10. As a result of the capital restructuring the number of RSUs has been adjusted by 1,571,250 units.

In April 2016, the Board of NADL granted 118,653 awards and in December 2016, an additional 152,000 awards under the NADL's RSU plan. The fair value on the date of grant was $2.95 and $3.62, respectively.

Interests in the existing NADL common shares will be extinguished under the Plan. Holders of existing NADL common shares are expected to receive no recovery. The RSA contemplates certain changes to equity-based employee incentive plans at closing. The transactions contemplated by the RSA are subject to court approval and other terms and conditions.

Note 29 - Pension benefits

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

During the period ended December 31, 2016, a number of employees left and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. In addition, one of the defined benefit schemes has closed down and the members transferred into a new defined contribution scheme. The difference between the reduction in benefit obligation and reduction in the plan assets transferred to the life insurance company has been recognized within "Total net pension cost". In addition, net unrecognized actuarial losses have been recognized as a result of the settlement within the "Total net pension cost". The net impact of the settlement was a gain of $1 million.

Consolidated Balance Sheet position

(In US$ millions)	December 31, 2017	December 31, 2016
Accrued pension liabilities - Non-current liabilities	6	3
Less: Deferred tax (Asset)	(2)	(1)
Shareholders equity	4	2

Annual pension cost

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Service cost	2	7	12
Interest cost on prior years’ benefit obligation	2	3	4
Gross pension cost for the year	4	10	16
Expected return on plan assets	(1)	(4)	(3)
Administration charges	—	—	1
Net pension cost for the year	3	6	14
Social security cost	—	1	2
Amortization of actuarial gains/losses	—	1	3
Impact of settlement/curtailment funded status	(1)	(1)	—
Total net pension cost	2	7	19

The funded status of the defined benefit plan

(In US$ millions)	December 31, 2017	December 31, 2016
Projected benefit obligations at end of period	38	60
Plan assets at market value	(33)	(58)
Accrued pension liability exclusive social security	5	2
Social security related to pension obligations	1	1
Accrued pension liabilities	6	3

Change in projected benefit obligations

(In US$ millions)	December 31, 2017	December 31, 2016
Projected benefit obligations at beginning of period	60	130
Interest cost	2	3
Service cost	2	7
Benefits paid	(2)	(3)
Change in unrecognized actuarial gain	(3)	(28)
Settlement	(24)	(54)
Foreign currency translations	3	5
Projected benefit obligations at end of period	38	60

Change in pension plan assets

(In US$ millions)	December 31, 2017	December 31, 2016
Fair value of plan assets at beginning of year	58	97
Estimated return	1	4
Contribution by employer	1	9
Administration charges	—	—
Benefits paid	(2)	(3)
Change in unrecognized actuarial loss	(5)	(1)
Settlement	(23)	(52)
Foreign currency translations	3	4
Fair value of plan assets at end of year	33	58

The accumulated benefit obligation for all defined benefit pension plans was $33 million and $54 million at December 31, 2017 and 2016, respectively.

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. We periodically review the assumptions used, and adjust them and the recorded liabilities as necessary.

During the year a number of employees left and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. The difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company has been recognized within “Other comprehensive income.” The settlement is not deemed to be significant in the context of the overall scheme and as such net unrecognized actuarial losses have not been recycled as a result of the settlement.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating our pension expense and liabilities. We evaluate assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, utilizing the asset allocation classes held by the plan’s portfolios. The discount rate is based on the covered bond rate in Norway. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations

	Year ended December 31,
	2017	2016	2015
Rate of compensation increase at the end of year	2.50%	2.50%	2.50%
Discount rate at the end of year	2.40%	2.10%	2.70%
Prescribed pension index factor	1.50%	1.20%	1.20%
Expected return on plan assets for the year	2.40%	3.00%	3.30%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.25%	2.50%

The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:

Pension benefit plan assets

	December 31, 2017	December 31, 2016
Equity securities	10.6%	7.1%
Debt securities	66.1%	54.7%
Real estate	8.8%	9.4%
Money market	13.5%	28.1%
Other	1.0%	0.7%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. We diversify our allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Cash flows - Contributions expected to be paid

The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2018-2027. The expected payments are based on the assumptions used to measure our obligations at December 31, 2017 and include estimated future employee services.

(In US$ millions)	December 31, 2017
2018	3
2019	3
2020	3
2021	3
2022	3
2023-2027	15
Total payments expected during the next 10 years	30

Defined contribution and other plans

We made contributions to personal defined contribution pension and other plans totaling $17 million, $26 million and $29 million for the years to December 31, 2017, 2016 and 2015, respectively. These were charged to operations as they became payable.

Note 30 – Related party transactions

The significant related parties of Seadrill are as follows:
(i) Transactions with investees and associates, over which we have significant influence:

•	Seadrill Partners

•	SeaMex

•	Seabras Sapura

(ii) Transactions with those holding significant influence over Seadrill:

•	Hemen and affiliated companies

Seadrill Partners
As at January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of Seadrill. Prior to the deconsolidation, Seadrill Partners was a consolidated subsidiary of Seadrill, and all inter-group transactions were eliminated in our Consolidated Financial Statements.

The net income/(expense) with Seadrill Partners for the years ended December 31, 2017, 2016, and 2015 were as follows:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	75	65	75
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	23	25	29
Contingent consideration	27	21	47
Insurance premiums charged to Seadrill Partners (d)	11	16	20
Rig operating costs charged by Seadrill Partners (e)	(5)	(11)	(13)
Bareboat charter arrangements (f)	3	10	(2)
Intercompany inventory purchases	(2)	(1)	—
Interest expenses charged to Seadrill Partners (g)	6	12	16
Interest recognized on deferred consideration receivable	5	5	8
Derivatives recharged to Seadrill Partners (h)	1	4	10
Net related party income from Seadrill Partners	144	146	190
Receivables/(payables) with Seadrill Partners and its subsidiaries as at December 31, 2017 and 2016 consisted of the following balances:

(In US$ millions)	December 31, 2017	December 31, 2016
Rig financing agreements and Loan Agreements (i)	25	160
$109.5 million Vendor financing loan (j)	—	—
Deferred consideration receivable (k)	52	61
Other receivables (l)	157	189
Other payables (l)	(24)	(80)

The following is a summary of the related party agreements with Seadrill Partners:

a) Management and administrative service agreements
Certain subsidiaries of Seadrill Partners are in a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides to Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the twelve months ended December 31, 2017, the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

b) Technical and administrative service agreement
Certain subsidiaries of Seadrill Partners entered into advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by our subsidiaries are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended December 31, 2017 was $75 million (2016: $65 million; 2015: $75 million).

c) Rig operating costs charged to Seadrill Partners
We have charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2017, 2016 and 2015 and the West Vencedor which operated in Angola in 2015. The total other revenues earned for the year ending December 31, 2017 was $23 million (2016: $25 million; 2015: $29 million).

d) Insurance premiums
We negotiate insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units recharged to Seadrill Partners were $10.5 million for the year ending December 31, 2017 (2016: $16 million; 2015: $20 million).

e) Rig operating costs charged by Seadrill Partners
Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria. The total rig operating expenses incurred for the period ending December 31, 2017 was $5 million (2016: $11 million; 2015: $13 million).

f) Bareboat charter arrangements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For year ended December 31, 2017 the net effect to Seadrill of the bareboat charters was an expense of $3 million (2016: $10 million, 2015: $2 million).The contract was terminated effective April 19, 2017 on completion of the rig's contract with Hibernia Management.

(g) Interest expenses and loss on derivatives
The total interest charged to Seadrill Partners for the loan arrangements, including commitment fees and other fees, was $6 million for the period ending December 31, 2017 (2016: $12 million; 2015: $16 million). Refer to the sections below for details on the financing arrangements.

(h) Derivative interest rate swap agreements
We previously held interest rate swap agreements with Seadrill Partners on a back to back basis with certain of our own interest rate swap agreements. On commencement of Chapter 11 proceedings the derivative position held by Seadrill was cancelled and held at the claimed value by the derivative counterparty. This resulted in no further recharged gains or losses on derivatives after September 12, 2017. The total net derivative gains and losses charged to Seadrill Partners for the year ended December 31, 2017 was $1 million, (2016: $1 million; 2015: $10 million).

(i) Rig Financing Agreements
West Vencedor Facility - In June 2014 we repaid the underlying $1,200 million senior secured loan relating to the West Vencedor, and as a result the West Vencedor Loan Agreement between us and Seadrill Partners was amended to carry on the existing loan on the same terms. The West Vencedor Loan Agreement between us and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed by Seadrill Partners to Seadrill under the remaining West Vencedor Loan agreement as at December 31, 2017 was $25 million (December 31, 2016: $41 million).

T-15 / T-16 Facility - The total amounts owed under the Rig Financing Agreement relating to the T-15 and T-16 were amended in August 2017 so that the facility is held in Seadrill Partners therefore removing the back to back agreement with Seadrill. As a result, the total amount outstanding at at December 31, 2017 was nil (December 31, 2016: $119 million).

West Vela facility - Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners relating to the West Vela and West Tellus, were jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement our restructuring plan. The amendments remove Seadrill as a guarantor for this facility.

West Polaris facility - In June 2015, we completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information. Prior to August 2017, we acted as a guarantor under the facility. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement our restructuring plan. The amendments remove Seadrill as a guarantor for this facility.

(j) $109.5 million Vendor financing loan
In May 2013, Seadrill Partners borrowed $109.5 million from Seadrill as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and matured in May 2016.

(k) Deferred consideration receivable
On the disposal of the West Vela and West Polaris to Seadrill Partners, we recognized deferred consideration receivables. Refer to the sections below for more information.

West Polaris Disposal
On June 19, 2015, we sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by us. The entities continue to be related parties subsequent to the sale. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement our restructuring plan. The amendments remove Seadrill as a guarantor for this facility.

Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information.

(l) Receivables and Payables
Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured and are intended to be settled in the ordinary course of business.

West Sirius bareboat charter financing loan
In December 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of Seadrill $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus 0.56% and matured in July 2017. The loan was repaid in full during the year ended December 31, 2017 (December 31, 2016 outstanding balance: $39 million).

Concurrently, Seadrill borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus 0.56% and matures in July 2017. The loan was repaid in full during the year ended December 31, 2017 (December 31, 2016: $39 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and non-current portions of "Amount due from related parties", "Amounts due to related parties" and "Long-term debt due to related parties".

West Sirius Spare parts agreement
During the year ended December 31, 2015, a subsidiary of Seadrill entered into an agreement with Seadrill Partners to store spare parts of Seadrill Partners’ West Sirius rig while it is stacked. We are responsible at our own cost for the moving and storing of the spare parts during the stacking period. We may use the spare parts of the West Sirius during the stacking period, but must replace them as required by Seadrill Partners at its own cost.

Guarantees
Seadrill provides certain guarantees on behalf of Seadrill Partners.

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $165 million as at December 31, 2017 (2016: $185 million);

•	Guarantees in favor of banks provided on behalf of Seadrill Partners totaled nil as at December 31, 2017 after Seadrill Partners insulated itself from us in August 2017 (2016: $621 million); and

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to custom guarantees in Nigeria, totaled $0.6 million (2016: $0.4 million).

Related parties to Hemen Holding Limited (“Hemen”)
Since our formation, Seadrill's largest shareholder has been Hemen, which currently holds approximately 23.6% of shares in us.  We transact business with the following related parties, being companies in which Hemen has a significant interest:

•	Ship Finance International Limited (“Ship Finance”);

•	Metrogas Holdings Inc (“Metrogas”);

•	Archer;

•	Frontline Management (Bermuda) Limited (“Frontline”); and

•	Seatankers Management Norway AS (“Seatankers”).

Ship Finance Transactions
We have entered into sale and lease back contracts for several drilling units, with subsidiaries of Ship Finance. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our Consolidated Financial Statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our Consolidated Financial Statements (Refer to Note 34 "Variable interest entities" to the Consolidated Financial Statements included herein for more information).

The units that are currently leased back from Ship Finance are the West Taurus, West Hercules, and West Linus. The West Polaris was previously leased back from Ship Finance, but was repurchased in 2014, before subsequently being sold to Seadrill Partners, as described below.

During the years ended December 31, 2017, 2016 and 2015, we incurred the following lease costs on units leased from the Ship Finance subsidiaries.

	Year ended December 31,
(US$ millions)	2017	2016	2015
West Hercules	56	57	55
West Taurus	51	52	57
West Linus	83	82	81
Total	190	191	193
These lease costs are eliminated on consolidation.

On June 28, 2013, Seadrill's subsidiary NADL sold the entity that owns the newbuild jack-up, West Linus, to the Ship Finance subsidiary SFL Linus Ltd. The purchase consideration for this reflected the market value of the rig as at the delivery date which was $600 million. This rig was simultaneously chartered back over a period of 15 years to NADL. Upon closing, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our Consolidated Balance Sheet as at December 31, 2017.

As at December 31, 2017 the VIEs had gross and net loans outstanding to Ship Finance amounting $314 million, following a loan principal prepayment of $101m. As at December 31, 2016 the VIEs had gross loans of $415 million and net loans of $330 million due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis. The net related party loans are disclosed as “Long-term debt due to related parties” on the Consolidated Balance Sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense of the loans for 2017 was $15 million (2016: $19 million, 2015: $19 million).

Frontline Management transactions
Frontline provides company secretarial support and administrative services for Seadrill, and charged us $3 million, $3 million and $4 million for these services in the years 2017, 2016 and 2015, respectively. These amounts are included in “General and administrative expenses”.

Seatankers Management transactions
We and our subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $2 million, $2 million, and $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Other related parties

Archer transactions
From time to time, we may enter into transactions with Archer, Seadrill's former consolidated subsidiary and current associate investment, related to Archer’s working capital requirements and debt restructuring. Seadrill has provided a range of support for Archer including loans, guarantees and capital injections, in order to support the best interests of Archer and Seadrill.

We have had the following transactions with Archer for the years ended December 31, 2017, 2016, and 2015:

Loan agreements
On March 6, 2015, we purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer. The aggregate consideration paid for the loan by Seadrill to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by us there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, our $50 million subordinated loan to Archer was written down to nil due to our share of net losses of Archer reducing the investment balance. Our accounting policy, once our investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. Our share of equity method losses or gains is determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to our loan to Archer at our invested ownership of 39.89%.

On May 27, 2016, we granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

Between May 27, 2016 and April 25, 2017, the $75 million loan was written down by $58 million due to our share of net losses of Archer reducing the investment balance. Our accounting policy, once the investment in the common stock of an investee has reached nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. Our share and equity method losses or gains is determined based on the change in our claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to our loan to Archer at our invested ownership of 39.72% for 2016 and an average position of 31.89% to April 25, 2017.

On April 25, 2017, we agreed with Archer to convert the total outstanding subordinated loans, fees and interest provided to Archer, carrying value of $37 million, into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and has an option to convert into equity of Archer Limited in 2021 based on a strike price of $2.083 per share. The strike price is approximately 75% above the subscription price in Archer's private placement on March 2, 2017. As the new instrument is a convertible debt instrument, the instrument is bifurcated and subsequently recognized at fair value. For further information on the convertible option embedded derivative, please see Note 31 "Risk management and financial instruments".

The total net interest income on the $50 million and $75 million loans relating to Archer for 2017 was $3.0 million (2016: $8.0 million; 2015: $3.0 million). The convertible debt instrument made a fair value gain on straight debt component of $1 million and a fair value loss on conversion option of $4 million for 2017.

Guarantees
On March 7, 2013, we provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to Seadrill is limited to $100 million. The guarantee fee is 1.25% per annum. On July 31, 2013, we provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer’s existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. In April 2017 the guarantees were settled for $25 million reducing the guarantee balance to nil at December 31, 2017 (December 31, 2016: $25 million). The guarantee fee was 1.25% per annum.

On December 9, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million (2016: EUR 48.4 million), to support Archer’s credit facilities. The guarantee fee is 1.25% per annum. The guarantee was settled for $2.5 million in April 2017, reducing the guarantee balance to nil at December 31, 2017 (December 31, 2016: $25 million)

On February 5, 2014, we provided Archer with a guarantee of a maximum of GBP 10 million, to support Archer’s leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at December 31, 2017 was $10 million. (2016: $10 million).

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer’s bank guarantee facility. The guarantee fee is 1.25% per annum. The guarantee was settled for $0.3 million in April 2017, reducing the guarantee balance to nil at December 31, 2017 (December 31,2016: $3 million)

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66.0 million, or $8.0 million to support Archer’s operations in Norway with a customer.

The total guarantee fees charged to Archer for the year ended December 31, 2017 was $0.8 million (2016: $3.9 million; 2015: $3.6 million) respectively. These guarantee fees are included in "Other financial items and other income/(expense)" within the Consolidated Statement of Operations.

Engineering Services
Archer provides certain engineering services for us, and charged us fees of $0.1 million for the year ended December 31, 2017 (2016: $1.0 million; 2015: $4.0 million). These amounts are included in "Vessel and rig operating expenses" within the Consolidated Statement of Operations.

SeaMex Limited
As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of ours. Refer to Note 11 "Disposals of businesses and deconsolidation of subsidiaries" for more information regarding the deconsolidation. The following is a summary of the related party agreements/transactions with SeaMex:

Management and administrative service agreements
In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee ranging from 4.5% to 8%. The agreement can be terminated by providing 60 days written notice. Income recognized under the management and administrative agreements for the year ended December 31, 2017 was $9 million, respectively (2016: $7 million; 2015: $11 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of the rigs West Pegasus, West Freedom and West Castor and charge a fee ranging from of 4.85% to 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged us fees, under the above agreements for the year ended December 31, 2017 of $5 million (2016: $5 million; 2015: $10 million). These amounts are included within "Vessel and rig operating expenses".

Loans
$250 million Seller’s credit - In March 2015, we provided SeaMex with a $250 million Seller’s credit as part of the settlement of the sale of assets to SeaMex. The Seller’s credit is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving credit facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.5% and mature in December 2019. Interest on the Seller’s credit is payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. The outstanding balance as at December 31, 2017 was $250 million (2016: $250 million). In 2015 we agreed to forgive accrued interest of $10 million against the Seller's credit in relation to the contract extension of the West Pegasus with Pemex.
$162 million consideration receivable - SeaMex agreed to pay Seadrill an amount of $162 million being consideration receivable in relation to the sale of the West Titania to the Joint Venture. This amount was paid in full during July 2015.

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

Interest income for the year ended December 31, 2017 for these loans was $28 million (2016: $18 million; 2015: $17 million).

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

In December 2015, we and Fintech provided a joint and several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements. The total guarantee for the potential prepayment deficits based on the December 31, 2015 testing date was $51 million. No liability was recognized for this guarantee as we did not consider it probable for the guarantee to be called. This joint and several guarantee was released in September 2016 as part of SeaMex's recent amendment to the bank facility.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2017 (2016: $30 million)

Receivables and Payables
Receivables and payables with the SeaMex JV are comprised of management fees, advisory and administrative services, and other items including accrued interest. Receivables and payables are unsecured and generally settled quarterly in arrears in the ordinary course of business.

Receivables/(payables) with SeaMex Joint Venture as at December 31, 2017 consisted of the following:

(In $ millions)	December 31, 2017	December 31, 2016
Seller’s credit	250	250
$45 million loan facility	45	45
Interest on long-term funding and sellers credit	50	22
Other receivables	32	31
Other payables	(3)	(2)

Seabras Sapura transactions
Seabras Sapura Participacoes S.A. and Seabras Sapura Holding GmbH, together referred to as Seabras Sapura, are joint ventures each indirectly owned 50% by us, and 50% by TL Offshore Sdn Bhd, a subsidiary of SapuraKencana.

Yard guarantees
We had provided yard guarantees in relation to Seabras Sapura Holding GmbH pipe-laying vessels which have been provided on a 50:50 basis with TL Offshore. As at December 31, 2017 and December 31, 2016 there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016.

Loans
In May 2014, we entered into a loan agreement with Sapura Navegaceo Martima S.A. of $10.8 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan had an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. As at June 30,2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at December 31, 2017 was $11 million (December 31, 2016: $11 million).

In May 2014, we entered into a loan agreement with Seabras Sapura of €3.25 million ($4.5 million). The loan had an interest of 3.4% and was repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at December 31, 2017 was nil (December 31, 2016: $0 million).

In January 2015, we provided a loan to Sapura Navegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. As at June 30, 2017, the loan agreement was amended and the debt in now repayable on demand. The outstanding balance as at December 31, 2017 was $18 million (December 31, 2016: $18 million).

In April 2015, we provided a loan to Sapura Onix GmbH of $14 million. The outstanding balance as at December 31, 2017 was $14 million (December 31, 2016: $14 million). The loan bore an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In December 30, 2015, we provided a loan to Seabras Sapura Participações S.A. of $3.3 million relating to the payments for equipment. The outstanding balance as at December 31, 2017 was $3.3 million (December 31, 2016: $3.3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. This facility is now repayable on demand.

In June 2016, we provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2017 was $14 million (December 31, 2016: $14 million).

In October 2016, we provided a subordinated loan to Seabras Jade GmbH of $12 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2017 was $12 million (December 31, 2016: $12 million).

In December 2016, we provided a subordinated loan to Seabras Onix GmbH, $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2017 was $6 million (December 31, 2016: $6 million).

In December 2016, we provided a subordinated loan to Seabras Diamante GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2017 was $7 million (December 31, 2016: $7 million).

In December 2016, we provided a subordinated loan to Seabras Topazio GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2017 was $7 million (December 31, 2016: $7 million).

The total net interest income of the above loans relating to Seabras Sapura for 2017 was $4 million (2016: $2.1 million; 2015: $1.5 million).

Financial guarantees
PLSV I - In December 2013, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provided a Sponsor Guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad), in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed by Seadrill as at December 31, 2017 was $186 million (December 31, 2016: $218 million). The guarantees secure the full outstanding amount under the facility agreement.

PLSV II - In April 2015, certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, we provided a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad (formerly known as SapuraKencana Petroleum Berhad) in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The amount guaranteed by Seadrill as at December 31, 2017 was $328 million (December 31, 2016: $367 million). The guarantees are vessel specific can only be called for the outstanding amounts under the relevant vessel tranche.

In addition, Seadrill provided bank guarantees in relation to the above credit facilities to cover 6 months of debt service costs and 3 months of operating expenses under retention accounts. These guarantees were released in the period following Seadrill providing loans as described above. The total amount guaranteed as at December 31, 2017 was nil (December 31, 2016: nil). The guarantees are vessel specific can only be called for the outstanding amounts under the relevant vessel tranche.

Sapura Esmeralda - In November 2012, a subsidiary Seabras Sapura Participacoes S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available, the borrower, a wholly owned subsidiary of ours provided a sponsor guarantee, on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd. in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at December 31, 2017 was $184 million (December 31, 2016: $202 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 28, 2018. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag or extend the expiry of the temporary flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will either be revoked or not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

As at the Consolidated Balance Sheet date, we have not recognized a liability as Seadrill do not consider it probable for the guarantees to be called.

Operating activities
A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of Seadrill in Brazil. The amount charged for the year ended December 31, 2017 was $1 million (2016: $2 million and 2015: $1 million). These amounts are included in "Vessel and rig operating expenses" in the Consolidated Statement of Operations.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $6 million as at December 31, 2017 (December 31, 2016: $6 million).

Other related party transactions
In the year ended December 31, 2017, we recognized related party revenues of $110 million (2016: $100 million, 2015: $119 million).
In 2016 and 2015 the revenue related to Seadrill Partners and SeaMex under the management agreements as described above.

Note 31 – Risk management and financial instruments

The majority of gross earnings from our drilling units are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of ours. However, we have operations and assets in a number of countries worldwide and incur expenditures in other currencies, causing our results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. Historically, we have been exposed to changes in interest rates on floating interest debt, and to the impact of changes in currency rates on NOK and SEK denominated debt. Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our unsecured bonds and they are held at the foreign exchange rate as at the Petition Date. Interest continues to be incurred on the floating interest debt but is recognized as an adequate protection payment for those facilities held as subject to compromise. Interest on floating rate debt not held as subject to compromise continues to be paid and recognized in the Consolidated Statement of Operations. There is thus a risk that interest rate fluctuations will have a positive or negative effect on the value of our cash flows.

Prior to filing for Chapter 11, we entered into derivative agreements to mitigate the risk of currency and interest rate fluctuations. However, filing for Chapter 11 triggered an event of default under each of our International Swaps and Derivatives Agreements (ISDA). As a result, our counterparties terminated all outstanding transactions governed by the ISDA, effective September 13, 2017. The derivative transactions are recognized at the recoverable amount under the ISDA's as agreed with our lenders. As of December 31, 2017 we had $249 million in estimated derivative instrument settlements payable, reflected in the liabilities subject to compromise on the Consolidated Balance Sheet.
Realized and unrealized gains and losses
The total realized and unrealized gains and losses recognized in the Consolidated Statement of Operations relating to our derivative arrangements for the year ended December 31, 2017, 2016 and 2015 are as follows:

	Year ended December 31,
(In US$ millions)	2017	2016	2015
Gains / (losses) recognized in the Consolidated Statement of Operations relating to derivative financial instruments
Interest rate swap agreements not qualified as hedge accounting	(31)	(48)	(104)
Cross currency interest rate swaps not qualified as hedge accounting	46	(20)	(7)
Foreign currency forwards not qualified as hedge accounting	1	—	(9)
TRS agreements	—	(6)	(27)
Other	(5)	—	(3)
Gain / (loss) on derivative financial instruments	11	(74)	(150)

Interest rate risk management

Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11, as noted above. We have historically managed this risk through the use of interest rate swaps and other derivative arrangements and continue to do so for some of our facilities which are not subject to compromise. Our objective is to obtain the most favorable interest rate borrowings available without increasing our foreign currency exposure. Surplus funds have generally been used to repay revolving credit facilities, or placed in accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing us with the flexibility to meet working capital and capital investments. The extent to which we utilized interest rate swaps and other derivatives to manage our interest rate risk has been determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At the date of filing for Chapter 11, we had interest rate swap agreements with an outstanding principal of $5,675 million (December 31, 2016: $6,372 million). The agreements had maturity dates between November 2, 2017 and January 29, 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.34%. In addition we had an interest rate swap contract principal of $150 million (December 31, 2016: $162 million), which was entered into in February 2014 with a forward start in March 2016, under which it pays a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements did not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments.”

On September 13, 2017 the interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations, totaling $18 million. The residual liability, represents the counterparty claimed value of $39 million, which was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

As at December 31, 2016 we reported a gross liability of $64 million, net liability of $41 million, and an asset of $4 million. The asset and net liability as at December 31, 2016 was classified as "Other current assets" or "Other current liabilities" respectively in the Consolidated Balance Sheet.

The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to interest rate swap agreements in 2017 amounted to $30 million (2016: losses of $48 million, 2015: losses of $104 million).

Cross currency interest rate swaps not qualified as hedge accounting

At the date of filing for Chapter 11, we had outstanding cross currency interest rate swaps with principal amounts of $807 million (December 31, 2016: $807 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements did not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”.

On September 13, 2017 the cross currency interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations, totaling $71 million. The residual liability represents the counterparty claimed value of $210 million, which was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

The total fair value of cross currency interest swaps outstanding at December 31, 2016 amounted a gross and net liability of $194 million. The fair value of the cross currency interest swaps is classified as "Other current liabilities" in the Consolidated Balance Sheet as at December 31, 2016.

The total realized and unrealized gains recognized in the Consolidated Statement of Operations relating to cross currency interest rate swap agreements in 2017 amounted to $46 million (2016: losses of $20 million, 2015: losses of $7 million).

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by Seadrill as a VIE (refer to Note 34 "Variable Interest Entities"), has entered into interest rate swaps in order to mitigate the exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting under U.S. GAAP, and the instruments have been formally designated as a hedge to the underlying loan. When the hedge is effective, any changes in its fair value is included in “Other comprehensive income.” The effectiveness of hedging instruments is assessed at each reporting period. The total fair value of these interest rate swaps outstanding at December 31, 2017 amounted to an asset of $0 million (December 31, 2016: a liability of $1 million), which are classified as "Other non-current assets" in the Consolidated Balance Sheet (December 31, 2016: "Other non-current liabilities"). Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at December 31, 2017.

Variable interest entity	Outstanding principal as at December 31, 2017	Receive rate	Pay rate	Length of contract
	(In US$ millions)
SFL Linus Limited (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	144.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

In the year ended December 31, 2017 the above VIEs recorded $1.2 million fair value gains on interest rate swaps (December 31, 2016: $1.1 million fair value gains). Any such gains or losses are recorded by those VIEs as “Other comprehensive income” but due to their ownership by Ship Finance these gains are allocated to “Non-controlling interest” in our Consolidated Statement of Changes in Shareholders' Equity. The net interest paid on these swaps for the year ended December 31, 2017 was $1 million (2016: net interest paid of $2 million).

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs, and therefore we, recognized no gain or loss due to hedge ineffectiveness in the Consolidated Financial Statements during the twelve months ended December 31, 2017 (December 31, 2016: no fair value gain or loss, December 31, 2015: no fair value gain or loss).

Archer convertible debt instrument

On April 26, 2017 Seadrill agreed with Archer to convert total outstanding subordinated loans, fees and interest provided to Archer, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument; the host is the debt and the convertible option an embedded derivative. The instrument is bifurcated with both elements initially and subsequently recognized at fair value.
The fair value of the new loan receivable as at April 26, 2017 was $56 million, resulting in a $19 million gain on debt extinguishment in the statement of operations.

The debt and embedded derivative option was revalued at December 31, 2017, with Seadrill recognizing a fair value loss of $4 million on the embedded derivative and a $1m fair value gain on the loan receivable, bringing the total fair value of the convertible debt instrument as at December 31, 2017 to $52 million.

Exposure to interest rate fluctuations

As at December 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was $0.2 billion, representing the outstanding debt balance on the AOD $360 million facility, which is not subject to compromise. The interest rate swaps associated with our debt which is classified as subject to compromise have been terminated so there is no fixed interest rate swaps outstanding to offset any movement in interest rate. A 1% change in short-term interest rates would therefore increase or decrease our net income by approximately $2 million.

As at December 31, 2016, our net exposure to floating rate fluctuations on our outstanding debt was $0.23 billion. This comprises our total net interest-bearing debt including related party debt of $9.9 billion, less the total notional principal of our floating to fixed interest rate swaps and cross-currency swaps of $7.4 billion, less the fixed interest loans of $2.27 billion. A 1% change in short-term interest rates would therefore have increased or decreased our net income by approximately $3 million in 2016.

Foreign exchange risk management

We and the majority of our subsidiaries use the U.S. dollar as the functional currency because the majority of the revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows. Prior to entering Chapter 11 we were exposed to the impact of changes in currency exchange rates on NOK and SEK denominated debt. Prior to September 13, 2017, we had entered into derivative agreements to mitigate the risk of exchange rate fluctuations as described below.

Foreign currency forwards not qualified as hedge accounting

Historically we have used foreign currency forward contracts and other derivatives to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts did not qualify for hedge accounting treatment and were recorded in the Consolidated Balance Sheet under "Other current assets" if the contracts had a net positive fair value, and under "Other current liabilities" if the contracts had a net negative fair value.

At December 31, 2017 and December 31, 2016, we had no outstanding currency forward contracts.

The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to foreign currency forward agreements in 2017 amounted to nil (2016: losses of nil, 2015: losses of $9 million).

Exposure to exchange rate fluctuations
At December 31, 2017 we had no debt exposure to exchange rate fluctuations as the NOK and SEK denominated debt facilities were held at the foreign exchange rate as at the filing date.

At December 31, 2016, a 1% change in the exchange rate between the U.S. dollar and Norwegian Krone (NOK) and Swedish Krona (SEK) would result in a fair value gain of $5.4 million on the NOK and SEK denominated interest bearing debt and a fair value loss of $5.5 million on the cross currency interest rate swaps that would be reflected in our Consolidated Statements of Operations, based on our cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

Equity price risk management

Total Return Swap (“TRS”) Agreements
During 2016 and 2015 we entered into and settled various TRS agreements which are indexed to our own common shares. The settlement amount for the TRS transaction will be (A) the market value of the shares at the date of settlement plus all dividends paid by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty’s financing costs. Settlement will be either a payment by the counterparty to us, if (A) is greater than (B), or a payment by us to the counterparty, if (B) is greater than (A). There is no obligation for us to purchase any shares under the agreement and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability as appropriate, and changes in fair values recognized in the Consolidated Statement of Operations.
On September 5, 2016, we settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK20.30. As at December 31, 2017 there were no outstanding TRS agreements (December 31, 2016: no outstanding TRS agreements).
The total realized and unrealized losses recognized in the Consolidated Statement of Operations relating to TRS agreements in 2017 was nil (2016: losses of $6 million, 2015: losses of $27 million).

Sevan share repurchase agreements
During 2013 we entered into agreements in which we had sold our shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement.
As at December 31, 2014 we had agreements for 216,065,464 Sevan Drilling ASA shares at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling ASA shares at a strike price of NOK4.1966.
On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was NOK135 million. On May 6, 2015, we rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK0.6247, and a second forward agreement for 81,828,500 Drilling ASA shares expiring August 6, 2015 with a strike price of NOK0.6243.
As part of the Sevan Drilling group’s internal reorganization program effective from June 30, 2015 the parent company of the Sevan Drilling group was migrated from Sevan Drilling ASA, a Norwegian registered entity, to Sevan Drilling Limited, a Bermudan registered entity. As part of the restructuring, shareholders on the Oslo Stock Exchange listed entity were distributed shares in the Bermudan entity on a 20:1 basis. The Norwegian entity was then delisted from the Oslo Stock Exchange, and the Bermudan entity was listed in its place, maintaining the ticker “SEVDR.” Accordingly, the outstanding share repurchase agreements mentioned above were settled for consideration paid of $4 million, and we completed the repurchase of the 297,893,964 shares in Sevan Drilling ASA at a value equal to the nominal value of the shares. Simultaneously new agreements were taken out to repurchase 14,894,699 shares in Sevan Drilling Limited with the same banks.
On November 6, 2015, we settled the forward agreement for 10,803,274 shares in Sevan Drilling Limited at a strike price of NOK8.9482 and settled the forward agreement for 4,091,425 shares for a strike price of NOK8.5539. The total amount paid on settlement was $16,000,000. As a result of these transactions, we maintained a controlling interest in the Sevan Drilling group, and as a result the Sevan Drilling group remains consolidated in our Consolidated Financial Statements. As at December 31, 2015 these agreements were fully settled.

SapuraKencana share agreements and financing

On September 18, 2013, we entered into two derivative contract agreements with a commercial bank which enabled us to obtain financing against a portion of our equity investment in SapuraKencana in which we received $250 million upfront as prepayment for one of the agreements. The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.90% per annum.

On July 8, 2015, we amended the financing arrangement relating to our equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition, the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015 we had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.

On February 24, 2016, we elected to exercise the optional termination notice under the prepaid forward and equity swap agreements, and the corresponding liability of $160 million and restricted cash of $160 million were settled, and the pledged security was released.

The amount pledged as security at December 31, 2015 was $195 million, which has been presented as a long term marketable security on the Consolidated Balance Sheet (see Note 13 "Marketable Securities" to the Consolidated Financial Statements included herein). On April 27, 2016, we sold our entire shareholding in SapuraKencana for net proceeds of $195 million, net of transaction costs.

Fair values of financial instruments

The carrying value and estimated fair value of our financial instruments that are not measured at fair value on a recurring basis at December 31, 2017 and December 31, 2016 are as follows:

Financial assets

	December 31, 2017		December 31, 2016
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	1,255	1,255	1,368	1,368
Restricted cash	104	104	75	75
Related party loans receivable - short term	25	25	174	174
Related party loans receivable - long term	522	515	487	487

Financial liabilities

As at December 31, 2017, we had outstanding floating rate interest bearing debt with carrying value of $6,367 million, of which $5,371 million was held as subject to compromise. As a result of filing for Chapter 11, the fair value of our floating rate interest bearing debt cannot be reasonably determined. As at December 31, 2016 our floating rate interest bearing debt had carrying value of $7,333 million and fair value of $6,542 million.

As at December 31, 2017, we had outstanding fixed and floating interest bonds with carrying value of $1,735 million and $599 million respectively. These were held as a liability subject to compromise on the Consolidated Balance Sheet. As a result of filing for Chapter 11, the fair value of our floating rate interest bearing debt cannot be reasonably determined. As at December 31, 2016 our fixed interest bonds had carrying value of $1,735 million and fair value of $766 million and our floating interest bonds had carrying value of $540 million and fair value of $223 million.

As at December 31, 2017, we had outstanding related party fixed rate debt with carrying value of $314 million and fair value of $218 million (December 31, 2016: carrying value of $415 million and fair value of $242 million).

At December 31, 2017 we had $39 million of interest rate swaps and $210 million of cross currency interest rate swaps classified as liabilities subject to compromise. The balance reflects the terminated value claimed by the counterparty as at September 13, 2017. As a result, the carrying and fair value of the financial instrument as at December 31, 2017 would be $249 million. This was previously measured at level 1 on the fair value measurement hierarchy, see table below.

Fair value considerations

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

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Seabras Sapura and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 30 "Related party transactions". The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

The related party convertible loan receivable from Archer has been fair valued for the straight debt and conversion option components. We have categorized this at level 3 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to our VIE’s are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 11% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 30 "Related party transactions" for further information.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities - current asset	124	124	—	—
Convertible debt instrument - non-current asset	52	—	—	52
Total assets	176	124	—	52

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities - current assets	110	110	—	—
Interest rate swap contracts – non-current assets	4	—	4	—
Total assets	114	110	4	—

Liabilities:
Interest rate swap contracts – current liabilities	41	—	41	—
Interest rate swap contracts – non-current liabilities	1	—	1	—
Cross currency interest rate swap contracts – current liabilities	194	—	194	—
Total liabilities	236	—	236	—

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair values of interest rate swaps, cross currency interest rate swaps, and forward exchange contracts as at December 31, 2016 are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR and NIBOR interest rates, and counterparty non-performance credit risk assumptions. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

Retained Risk

a) Physical Damage Insurance

We purchase hull and machinery insurance to cover physical damage to our drilling units. We retain the risk for the deductibles relating to physical damage insurance on our fleet which is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

We purchase insurance to cover for loss of revenue for our operational rigs in the event of extensive downtime caused by physical damage to our drilling units where such damage is covered under our physical damage insurance.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which we are compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the costs in such period.

c) Protection and Indemnity Insurance

We purchase protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $750 million per event and in the aggregate. We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance, or up to $500,000 for claims made in the United States.

d) Windstorm Insurance

We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. We intend to renew our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2018 through April 30, 2019.

Credit risk

We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose us to credit risk arising from possible default by the counterparty. We consider the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. We, in the normal course of business, do not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Concentration of risk

We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain derivative instrument receivable amounts. These other assets expose us to credit risk arising from possible default by the counterparty. There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas and ING Bank N.V. We consider these risks to be remote. For details on the customers with greater than 10% of contract revenues, refer to Note 4 "Segment information".

Note 32 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2017.

Class action
In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of our executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

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

West Mira
On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill’s cancellation of the West Mira construction contract. This was settled on March 13, 2017 with an agreed yard installment payment of $170 million was received from HSHI in March 2017. For further information refer to Note 6 "(Loss)/gain on disposals.”

Sevan Drilling
Sevan Drilling is a majority-owned subsidiary of ours. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2017, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

NADL
In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement amount was reflected as at December 31, 2016.

North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners’ Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners’ Association, and as such we do not consider there to be any remaining contingent liability. Accordingly, no loss contingency has been recognized within our Consolidated Financial Statements as at December 31, 2016 or December 31, 2017.

Seabras Sapura joint venture
The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 28, 2018. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag or extend the expiry of the temporary flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will either be revoked or not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2017 as we do not believe the loss to be probable.

Pledged assets

The book value of assets pledged under secured credit facilities as of December 31, 2017 was $12,933 million (2016: $13,927 million). At December 31, 2017 we had no marketable securities pledged as security for certain derivative arrangements (2016: nil).

Purchase Commitments

At December 31, 2017, we had contractual commitments under nine newbuilding contracts totaling $1,685 million (2016: thirteen newbuilding contracts totaling $4,098 million). As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"). The global settlement included an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and the Debtors’ rejection and recognized termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra.

In addition, the newbuilding commitments for the Sevan Developer had previously had a contractual obligation balance of $480 million at December 31, 2016. This increased to $526 million in 2017 but was subsequently derecognized in April 2017 as Sevan was deemed to have lost control of the asset and therefore derecognized the newbuild asset and construction obligation. Refer to Note 6 "Loss on disposals" for further information.

The remaining purchase commitments are mainly yard installments and are for the construction of eight jack-up rigs. The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects the most recent deferral agreements with Dalian. Refer to Note 3 "Chapter 11 Proceedings" for further information.

(In US$ millions)	2018	2019	2020	2021	2022	2023 and thereafter	Total
Newbuilding commitments	1,685	—	—	—	—	—	1,685

Guarantees

We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In US$ millions)	December 31, 2017	December 31, 2016
Guarantees in favor of customers [1,2,3]	1,213	1,403
Guarantees in favor of banks [1,2,3,4]	698	1,677
Guarantees in favor of suppliers [1,3,4]	2,200	2,600
Total	4,111	5,680

(1)
Guarantees to Seadrill Partners - Within guarantees in favor of customers are guarantees provided on behalf of Seadrill Partners of $165 million (2016: $185 million). After the insulation of Seadrill Partners from Seadrill in August 2017 there were no guarantees in favor of banks provided on behalf of Seadrill Partners (2016: $621 million). Guarantees in favor of suppliers includes guarantees on behalf of Seadrill Partners of $0.6 million (2016: $0.4 million). Refer to Note 30 "Related party transactions" for more information.

(2)
Guarantees to SeaMex - Within guarantees in favor of customers are guarantees provided on behalf of SeaMex of $30 million (2016: $30 million). Guarantees in favor of banks includes guarantees on behalf of SeaMex of nil (2016: $0 million). Refer to Note 30 "Related party transactions" for more information.

(3)
Guarantees to Archer - Within guarantees provided to customers are guarantees provided on behalf of Archer of $8 million (2016: $8 million). There were no guarantees in favor of banks provided on behalf of Archer as at December 31, 2017 as these were settled during the year (2016: $253 million and EUR 24 million ($25 million)). Guarantees in favor of suppliers include guarantees on behalf of Archer of GBP 7 million ($10 million) (2016: GBP 8 million ($10 million)). As of December 31, 2016, we recognized a $28 million contingent liability to reflect the potential cash settlement of the guarantees. Refer to Note 30 "Related party transactions" for more information.

(4)
Guarantees to Seabras Sapura -Within guarantees in favor of banks are guarantees provided on behalf of Seabras Sapura Participacoes and Seabras Sapura Holdco totaling $698 million (2016: $787 million). There were no guarantees in favor of suppliers in relation to our joint venture Seabras Sapura Holdco (2016: nil). Refer to Note 30 "Related party transactions" for more information.

As of the Consolidated Balance Sheet date, except for where specifically stated above, we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.

Note 33 – Operating leases

We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In the years ended December 31, 2017, 2016 and 2015 rental expenses amounted to $19 million, $17 million and $23 million, respectively. Future minimum rental payments are as follows:

Year	(In US$ millions)
2018	12
2019	8
2020	7
2021	7
2022	5
2023 and thereafter	1
Total	40

Note 34 – Variable Interest Entities

As at December 31, 2017, we leased two semi-submersible rigs, and a jack-up rig from VIEs under capital leases. Each of the units had been sold by us to single purpose subsidiaries of Ship Finance and simultaneously leased back by us on bareboat charter contracts for a term of 15 years. We have several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 years lease period.

On June 28, 2013, our consolidated subsidiary NADL sold the entity that own the jack-up, the West Linus, to the Ship Finance subsidiary, SFL Linus Ltd. The purchase consideration reflected a market value of the rig as at the delivery date which was $600 million. This rig was simultaneously chartered back to us over a period of 15 years. Upon closing of the purchase, SFL Linus Ltd received a $195 million loan from Ship Finance which bears an interest of 4.5% per annum and matures in 2029. During 2014 the loan was reduced to $125 million, and is reported as long-term debt due to related parties in our Consolidated Balance Sheet as at December 31, 2017 and December 31, 2016.

The following table gives a summary of the sale and leaseback arrangements and repurchase options from VIEs, as at December 31, 2017:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option (1) (In US$ millions)	Month of last repurchase Option (1)
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	Jun 2018	170	Jun 2028

(1)	Ship Finance has a right to require us to purchase the West Linus rig on the 15th anniversary for the price of $100 million if we don’t exercise the final repurchase option.

We have determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our Consolidated Financial Statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our Consolidated Financial Statements. At December 31, 2017 and at December 31, 2016 the units are reported within drilling units in our balance sheet. We did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in our consolidated balance sheet at the time of each transaction. The investment in capital lease amounts are eliminated on consolidation against the corresponding capital lease liability held within Seadrill entities. The remainder of assets and liabilities of the VIEs are fully reflected within the Consolidated Financial Statements.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the average bareboat charter rates per day for each unit is given below for the respective years.

	(In US$ thousands)
	2017	2018	2019	2020	2021	2022
West Taurus	158	158	144	143	136	135
West Hercules	170	166	143	141	135	135
West Linus	222	222	173	140	140	133

The assets and liabilities in the statutory accounts of the VIEs as at December 31, 2017 and as at December 31, 2016 are as follows:

(In US$ millions)	December 31, 2017			December 31, 2016
	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Ltd.	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	335	326	431	365	360	483
Amount due from related parties	4	4	—	4	4	—
Other assets (1)	6	6	8	2	2	—
Total assets	345	336	439	371	366	483

Short-term interest bearing debt	226	27	48	23	28	51
Long-term interest bearing debt	—	224	261	226	251	305
Other liabilities	3	2	—	3	1	1
Short-term debt due to related parties	—	—	4	—	—	—
Long-term debt due to related parties (2)	113	80	121	119	86	126
Total liabilities	342	333	434	371	366	483
Equity	3	3	5	—	—	—

Book value of units in the Company's consolidated accounts	385	508	515	409	537	537

(1)	Includes cash balance of $17 million as at December 31, 2017 (December 31, 2016: nil). These have been consolidated into the Consolidated Balance Sheet within "Cash and cash equivalents".

(2)
We present balances due to/from Ship Finance on a net basis, due to the fact that there is a right to offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at December 31, 2016, the balances offset were $26 million related to SFL Deepwater Ltd and $59 million related to SFL Hercules Ltd against "Long term debt due to related parties" within "Non-current liabilities" in the Consolidated Balance Sheet. As at December 31, 2017, we have no receivable balances presented against "Long term debt due to related parties" within "Non-current liabilities" in the Consolidated Balance Sheet.

In the period ended December 31, 2017 the VIEs declared and paid dividends totaling $14 million (December 31, 2016: $113 million).

Note 35 – Assets held for sale

On December 2, 2015, we signed an amendment with Jurong Shipyard (“Jurong”) for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the “Unit”). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2018.

Following completion of the deferral period, we and Jurong agreed to form a Joint Asset Holding Company for joint ownership of the Unit, 23% to be owned by us and 77% by Jurong, in the event no employment was secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, we would continue to market the unit for an acceptable drilling contract, and the Unit was to remain at the Jurong Shipyard in Singapore. We and Jurong also considered other commercial opportunities for the Unit during this period. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions has been signed for West Rigel. As the agreement is pursuant to conditions being met, we will continue to hold the asset within "Non-current assets held for sale".

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider that this agreement provides additional evidence for the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of proceeds in the sales value of the asset held for sale at the balance sheet date, recognizing a $2 million loss on disposal.

(In US$ millions)	As at December 31, 2017	As at December 31, 2016
Opening balance at the beginning of the period	128	128
West Rigel newbuild investment, classified as held for sale	—	—
Loss on disposal	(2)	—
Non-current assets held for sale	126	128

Note 36 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	December 31, 2017	December 31, 2016	December 31, 2015
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	—	—	150
Sale of rigs and equipment (2)	103	—	—
Increase of investment in Seadrill Mobile Units (Nigeria) Ltd (7)	—	(6)	—
Proceeds from repayment of short-term loan from related parties due to Seadrill Partners insulation from Seadrill Limited (9)	109	—	—
Derecognition of Sevan Developer newbuild asset (10)	620	—	—
Derecognition of Sevan Developer construction obligation (10)	(526)	—	—
Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	—	—	(150)
Repayment of debt following sale of rigs and equipment (2)	(103)	—	—
Repayment relating to share forward contracts and other derivatives (3)	—	—	(136)
Repayment relating to SapuraKencana financing agreements (4)	—	(160)	(93)
Conversion of convertible bond into shares, decrease in long term debt (5)	—	(105)	—
Conversion of convertible bond into shares, net increase in equity (5)	—	58	—
Increase in non-controlling interest in Seadrill Nigeria Operations Ltd (6)	—	7	—
Proceeds from long-term loans (7)	—	150	—
Long term loans netted-down with related party balances (7)	—	(150)	—
Dividend to non-controlling interests in VIEs (8)	(14)	(113)	—
Repayment of debt following insulation of Seadrill Partners from Seadrill Limited (9)	(109)	—	—

1.
During the year ended December 31, 2015, existing debt of ours was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - refer to Note 6 "(Loss)/gain on disposals" for further information.

2.
During the year ended December 31, 2017, we completed our sale of the West Triton, West Resolute and West Mischief to Shelf Drilling , receiving cash consideration of $122 million. This comprised sales value of $225 million offset by $103 million of debt repayments. Refer to Note 6 "(Loss)/gain on disposals" for further information.

3.	During the year ended December 31, 2015, we settled Sevan share repurchase agreements using cash balances already classified as restricted.

4.	During the years ended December 31, 2016 and December 31, 2015, we settled SapuraKencana financing agreements using cash balances already classified as restricted.

5.
In May 2016, we entered into a privately negotiated exchange agreement with certain holders of our outstanding 5.625%(subsequently increased to 6.125%) Senior Notes due in 2017 (the "2017 Notes"), pursuant to which we agreed to issue a total of 8,184,340 new shares of our common stock, par value $2.00 per share, in exchange for $55 million principal amount of the 2017 Notes. Settlement occurred on May 20, 2016, upon which we had a total of 500,944,280 shares of our common stock issued and outstanding.

In June 2016, we entered into another privately negotiated exchange agreement with certain holders of our outstanding 5.625% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which we agreed to issue a total of 7,500,000 new shares of our common stock, par value $2.00 per share, in exchange for $50 million principal amount of the 2017 Notes. We had a total of 508,444,280 shares of our common stock issued and outstanding, post settlement on June 13, 2016.

6.
On December 5, 2016, our wholly owned subsidiary Seadrill UK Ltd. acquired a 10% interest that an unrelated party, HH Global Alliance Investments Limited (“HHL”) held in Seadrill Mobile Units (Nigeria) Ltd, the service company for West Capella, for a notional value of $7 million. Simultaneously HHL acquired from Seadrill UK Ltd. a 49% interest in Seadrill Nigeria Operations Limited, the service company for West Jupiter for a notional value of $7 million. The impact of these transactions was to increase Seadrill’s direct ownership interest in Seadrill Partners by $7 million, and to recognize HHL’s non-controlling interest in Seadrill Nigeria Operations Ltd of $7 million.

7.
During the year ended December 31, 2016, certain consolidated VIEs of ours withdrew bank loans and made loans to the related party Ship Finance International. These balances are presented net in the consolidated statement of cash flows. Refer to Note 22 "Long-term debt" for further information.

8.
During the year ended December 31, 2017, the Ship Finance VIEs that we consolidate declared dividends payable totaling $14 million to Ship Finance (December 31, 2016: $113 million). Refer to Note 34 "Variable interest entities" for further information.

9.
In August 2017, Seadrill Partners amended certain credit facilities to insulate itself from Seadrill Limited. This resulted in a $109 million repayment in respect to the $440 million secured debt facility. Refer to Note 30 "Related party transactions" for further information on related party transactions.

10.
In July 2017, Sevan and Cosco agreed to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a contract termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset and therefore derecognized the newbuild asset, which was held at $620 million, construction obligation held at $526 million, and accrued interest and other liabilities held at $19 million, resulting in a net loss on disposal of $75 million. Refer to Note 6 "(Loss)/gain on disposals" for further information.

Note 37 – Subsequent Events

Global settlement agreement

As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd on February 26, 2018. The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement is contingent on confirmation of the Plan. Following the allowed claim agreement in respect of the Samsung and DSME, we have recognized a liability of $1.064 billion at December 31, 2017. Due to the Plan anticipating the rejection and termination of the newbuild contracts, we have recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

West Rigel settlement agreement

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider that this agreement provides additional evidence for the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of proceeds in the sales value of the asset held for sale at the balance sheet date.

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
The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2017 and concluded that the Company's internal controls over financial reporting were effective as of that date.
Management conducted the evaluation of the effectiveness of internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), published in its report entitled Internal Control- Integrated Framework (2013) and concluded that the material weakness previously reported within the annual report on Form 20-F for the year-ended December 31, 2016 had been remediated.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.
In our annual report on Form 20-F for the year ended December 31, 2016 we reported that the Company had not maintained effective controls over the accounting for interest rate swaps. Specifically, the design and execution of controls over the application of accounting principles under GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate swaps, and the completeness of accounting policy guidance in relation to the inclusion of counterparty credit risk in fair value measurements. The errors caused by this control deficiency resulted in a cumulative correction which was not material to the year ended December 31, 2016 or to any of the Company's previously issued Consolidated Financial Statements. The errors did not result in a material misstatement in the Company's prior financial statements and therefore did not require the Company's previously filed reports to be amended.
Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016.
Management completed remediation activities to address the material weakness described above. These activities, summarized below, were intended to address the above material weakness and to improve the overall control environment. These activities included:

•	We re-designed the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	We performed a review of our accounting policy guidance, including a third party review of all accounting policies; and

•	We enhanced the documentation of policies, procedures and responsibilities throughout the financial reporting process.
Management believes the successful completion of these activities has remediated the material weakness. The completion of these activities was subject to senior management review, including Audit Committee oversight. During the period that the remediation activities were in-progress, we performed additional control activities, as required, to ensure that our financial statements were fairly stated in all material respects.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Seadrill Partners LLC and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of changes in members’ capital and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, Seadrill Partners LLC is operationally dependent on Seadrill Limited and Seadrill Limited filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on September 12, 2017. Uncertainties inherent in Seadrill Limited’s Chapter 11 bankruptcy process raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 12, 2018

PricewaterhouseCoopers LLP (United Kingdom) has served as the Company’s auditor since 2012.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions, except per unit data)

	Note		2017	2016	2015
Operating revenues
Contract revenues			$1,007.7	$1,356.4	$1,603.6
Reimbursable revenues			17.7	32.8	49.9
Other revenues	6	*	103.0	211.1	88.1
Total operating revenues			1,128.4	1,600.3	1,741.6

Other operating income
Revaluation of contingent consideration			89.9	—	—
Gain on sale of assets			0.8	—	—
Total other operating income	7		90.7	—	—

Operating expenses
Vessel and rig operating expenses		*	(345.4)	(373.9)	(495.5)
Amortization of favorable contracts	9		(74.4)	(70.6)	(66.9)
Reimbursable expenses			(16.1)	(30.2)	(45.7)
Depreciation and amortization	10		(274.9)	(266.3)	(237.5)
General and administrative expenses		*	(44.8)	(41.2)	(52.3)
Total operating expenses			(755.6)	(782.2)	(897.9)

Operating income			463.5	818.1	843.7

Financial items
Interest income			15.7	11.5	9.8
Interest expense		*	(179.1)	(180.0)	(192.5)
Loss on derivative financial instruments	14	*	(13.9)	(18.0)	(82.9)
Currency exchange gain			0.9	0.6	1.6
Gain on bargain purchase		*	—	—	9.3
Other financial expenses			(11.5)	—	—
Total financial items			(187.9)	(185.9)	(254.7)

Income before income taxes			275.6	632.2	589.0
Income tax expense	5		(40.3)	(86.5)	(100.6)
Net income			235.3	545.7	488.4
Net income attributable to the non-controlling interest			(94.1)	(264.7)	(231.2)
Net income attributable to Seadrill Partners LLC owners			141.2	281.0	257.2

Earnings per unit (basic and diluted)
Common unitholders			$1.88	$3.20	$2.45
Subordinated unitholders			$—	$2.28	$2.45
* Includes transactions with related parties. Refer to Note 13 "Related party transactions".
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2017 and 2016
(In US$ millions)

	Note	2017	2016
ASSETS
Current assets:
Cash and cash equivalents		$848.6	$767.6
Accounts receivables, net	8	254.1	249.0
Amount due from related party	13	24.2	80.6
Other current assets	9	86.8	117.0
Total current assets		1,213.7	1,214.2
Non-current assets:
Drilling units	10	5,170.9	5,340.9
Goodwill	3	3.2	3.2
Deferred tax assets	5	9.5	14.1
Other non-current assets	9	133.5	208.3
Total non-current assets		5,317.1	5,566.5
Total assets		$6,530.8	$6,780.7

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	11	$162.9	$93.8
Current portion of long-term related party debt	13	24.7	135.6
Trade accounts payable and accruals		37.4	31.9
Current portion of deferred and contingent consideration to related party	13	41.7	45.6
Related party payable	13	157.0	189.6
Other current liabilities	12	121.8	168.9
Total current liabilities		545.5	665.4
Non-current liabilities:
Long-term debt	11	3,180.2	3,346.5
Long-term related party debt	13	—	24.7
Deferred and contingent consideration to related party	13	46.0	157.6
Deferred tax liability	5	1.5	1.5
Other non-current liabilities	12	55.8	49.2
Total non-current liabilities		3,283.5	3,579.5

Commitments and contingencies (see Note 15)
Equity
Members’ Capital:
Common unitholders (issued 75,278,250 units)		1,208.9	1,123.2
Subordinated unitholders (issued 16,543,350 units)		94.8	69.4
Seadrill member interest		—	—
Total members’ capital		1,303.7	1,192.6
Non-controlling interest		1,398.1	1,343.2
Total equity		2,701.8	2,535.8
Total liabilities and equity		$6,530.8	$6,780.7
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	2017	2016	2015
Cash Flows from Operating Activities
Net income	$235.3	$545.7	$488.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	274.9	266.3	237.5
Amortization of deferred loan charges	12.6	11.4	20.2
Amortization of favorable contracts	74.4	70.6	66.9
Gain on disposal of PPE	(0.8)	—	—
Gain on bargain purchase	—	—	(9.3)
Unrealized (gain) / loss related to derivative financial instruments	(25.8)	(32.2)	31.8
Unrealized foreign exchange gain	(3.5)	(9.4)	(1.7)
Payment for long term maintenance	(54.9)	(48.0)	(49.8)
Gain on revaluation of contingent consideration	(89.9)	—	—
Net movement in taxes	4.6	19.2	27.9
Accretion of discount on deferred consideration	13.2	17.3	13.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(1.6)	38.7	49.8
Prepaid expenses and accrued income	(4.0)	8.6	(1.9)
Trade accounts payable	5.4	7.8	15.3
Related party balances	16.1	(64.3)	(29.0)
Other assets	34.4	70.0	57.9
Other liabilities	(4.9)	(12.1)	(45.0)
Changes in deferred revenue	(9.7)	(17.0)	(12.0)
Other, net	0.4	1.2	(0.5)
Net cash provided by operating activities	$476.2	$873.8	$859.8

Cash Flows from Investing Activities
Additions to drilling units	(66.7)	(13.1)	(18.6)
Proceeds from sale of assets	16.2	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	(214.7)
Loan granted to related parties	—	—	(143.0)
Payment received from loans granted to related parties	39.4	103.6	—
Insurance refund	—	7.1	—
Net cash (used in) / provided by investing activities	$(11.1)	$97.6	$(376.3)

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	2017	2016	2015
Cash Flows from Financing Activities
Repayments of long term debt	(215.0)	(105.3)	(97.6)
Debt fees paid	(3.8)	(0.3)	(0.8)
Net proceeds from related party debt	—	—	143.0
Repayments of related party debt	(66.0)	(249.5)	(40.3)
Proceeds from revolving credit facility	—	—	50.0
Contingent consideration paid	(40.0)	(59.7)	(26.6)
Cash distributions	(60.1)	(107.3)	(435.3)
Net cash (used in) / provided by financing activities	$(384.9)	$(522.1)	$(407.6)

Effect of exchange rate changes on cash	0.8	(0.7)	0.4

Net increase in cash and cash equivalents	81.0	448.6	76.3
Cash and cash equivalents at beginning of the year	767.6	319.0	242.7
Cash and cash equivalents at the end of year	$848.6	$767.6	$319.0

Supplementary disclosure of cash flow information
Interest and other financial items paid	$200.3	$196.4	$228.6
Taxes paid	42.9	49.0	57.0
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’
CAPITAL
for the years ended December 31, 2017, 2016 and 2015
(In US$ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Equity
Consolidated Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	203.0	44.7	9.5	257.2	231.2	488.4
Cash Distributions	(170.8)	(37.6)	(12.7)	(221.1)	(214.2)	(435.3)
Consolidated balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4
Net income	230.4	50.6	—	281.0	264.7	545.7
Cash Distributions	(52.7)	—	—	(52.7)	(54.6)	(107.3)
Consolidated balance at December 31, 2016	$1,123.2	$69.4	$—	$1,192.6	$1,343.2	$2,535.8
Net income	115.8	25.4	—	141.2	94.1	235.3
Cash Distributions	(30.1)	—	—	(30.1)	(30.0)	(60.1)
Other Distributions	—	—	—	—	(9.2)	(9.2)
Consolidated balance at December 31, 2017	$1,208.9	$94.8	$—	$1,303.7	$1,398.1	$2,701.8
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information
Background
On June 28, 2012, Seadrill Limited ("Seadrill") formed Seadrill Partners LLC (the "Company" or "we) under the laws of the Republic of the Marshall Islands.
On October 24, 2012, we completed initial public offerings ("IPO") and listed our common units on the New York Stock Exchange under the symbol “SDLP”. In connection with the IPO we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. In addition, in connection with the IPO we issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $0.4456 per unit, per quarter.
Subsequent to the IPO (i) our wholly-owned subsidiary Seadrill Partners Operating LLC acquired from Seadrill two entities that own the T-15 and T-16, (ii) Seadrill Capricorn Holdings LLC acquired from Seadrill two entities that own the West Auriga and West Vela, (iii) Seadrill Operating LP acquired from Seadrill the entity that owns the West Polaris, and (iv) we acquired from Seadrill an additional 28% limited partner interest in Seadrill Operating LP.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO".
Seadrill owns the remaining interests in OPCO. As of December 31, 2017 and 2016, Seadrill owned 34.9% of the Company's common units and all of its subordinated units (which together represent 46.6% of the outstanding limited liability company interests) as well as Seadrill Member LLC, which owns a non-economic interest in the Company and all of its incentive distribution rights.
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
Going concern
The financial statements have been prepared on a going concern basis and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. Therefore, financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Our financial projections indicate that the cash flows we will generate from our current contract backlog, together with our available cash and other resources will allow us to meet our obligations as they fall due for at least the next twelve months after the date that the financial statements are issued. This includes servicing our debt, maintaining working capital, paying for capital expenditure for drilling unit upgrades and major maintenance, making distributions and meeting other obligations as they fall due.
Whilst we have taken steps to insulate the Company from events of default related to Seadrill's Chapter 11 proceedings, we remain operationally dependent on Seadrill on account of the management, administrative and technical support services provided by Seadrill to Seadrill Partners. In the event Seadrill is unable to provide these services, as a result of its restructuring or otherwise, Seadrill Partners has the right to terminate these agreements and would seek to build these capabilities internally or determine a suitable third party contractor to replace Seadrill. This may have an adverse effect on operations and may negatively impact our cash flows and liquidity.
Until Seadrill emerges from Chapter 11, uncertainty remains and the condition gives rise to substantial doubt over our ability to continue as a going concern. To the extent Seadrill emerges from Chapter 11,we expect this substantial doubt to be mitigated.
Out of period adjustments
The financial statements for the year ended December 31, 2017 include a pre-tax gain of $20.9 million for out of period adjustments relating to 2016. These adjustments relate to the valuation of contingent consideration recognized on acquisition of the West Polaris from Seadrill.
The financial statements for the year ended December 31, 2016 include a pre-tax gain of $24.1 million for out-of-period adjustments relating to 2014 and 2015. These adjustments relate to the valuation of our interest rate swap portfolio.
Refer to Note 14 – "Risk management and financial instruments" for further information.

Management evaluated the impact of these out-of-period adjustments in 2017 and 2016 and concluded that they were not material to the financial statements for the year ended December 31, 2017, December 31, 2016 or to any previously reported quarterly or annual financial statements.
Basis of consolidation
The financial statements include the results and financial position of all companies in which we directly or indirectly hold more than 50% of the voting control. We eliminate all intercompany balances and transactions.
We control Seadrill Operating LP and its majority owned subsidiaries because of our 100% ownership of its non-economic general partner Seadrill Operating GLP LLC and through our 58% limited partner economic interest. We control Seadrill Capricorn Holdings LLC and its majority owned subsidiaries through our 51% limited partner interest.
We separately present within equity on our consolidated balance sheets the ownership interests attributable to parties with noncontrolling interests in our consolidated subsidiaries, and we separately present net income attributable to such parties in our consolidated statements of operations.
Business combinations
We apply the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See Note 3 – "Business acquisitions" for further discussion on business acquisitions.

Note 2- Accounting policies
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
Contract revenue
A substantial majority of our revenues are derived from dayrate based drilling contracts and other service contracts. We recognize dayrate revenues ratably over the contract period when services are rendered. Under some contracts, we are entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.
We may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the expected contract term. We may also receive fees for making capital upgrades during the contract. We recognize revenue for such fees over the expected remaining contract term.
In some cases, we may receive lump sum fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. We recognize non-contingent demobilization fees as revenue over the expected contract term. We recognize revenue for contingent demobilization fees as earned upon completion of the drilling contract.
In some countries, the local government or taxing authority may assess taxes on our revenues. Such taxes may include sales taxes, use taxes, value-added taxes, gross receipts taxes and excise taxes. We generally record tax-assessed revenue transactions on a net basis.
Reimbursable revenue and expenses
Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.
Other revenues
Other revenues include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved. Other revenues also include fees charged to Seadrill for onshore support and offshore personnel.

Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to the contract location. We recognize the expense for such mobilization costs over the expected contract term.
We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.
Vessel and rig operating expenses
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance and costs for onshore support personnel. We expense such costs as incurred.
Repairs, maintenance and periodic surveys
Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.
Foreign currencies
The Company and all its subsidiaries use the U.S. dollar as their functional currencies because most of their revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars.
Transactions in foreign currencies during a period are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.
Earnings Per Unit ("EPU")
We compute EPU using the two-class method set out in GAAP. We first allocate undistributed earnings for the period to the holders of common units, subordinated units and incentive distribution rights. This allocation is made in accordance with the cash distribution provisions contained in our Operating Agreement. Unallocated earnings may be negative if amounts distributed are higher than total earnings. We allocate such deficits using the same cash distribution model.
We calculate the EPU for each category of units by taking the sum of the distributions to those units plus the allocation of those units undistributed earnings for the period and dividing this total by the weighted average number of units outstanding for the period.
We don't have any potentially dilutive instruments and therefore don't present a diluted EPU.
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
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our semi-submersibles, drillships and tender rigs, when new, is 30 years. Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.
Drilling units that are acquired in business combinations are recognized at fair value on date of acquisition.
Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the consolidated balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.
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
Derivative Financial Instruments and Hedging Activities
We record derivative financial instruments at fair value. None of our derivative financial instruments have been designated as hedging instruments. Therefore, changes in their fair value are taken to the consolidated statement of operations in each period.
We classify the gain or loss on derivative financial instruments as a separate line item within financial items in the consolidated statement of operations. We classify the asset or liability for derivative financial instruments as an other current asset or liability in our consolidated balance sheet. We offset assets and liabilities for derivatives that are subject to legally enforceable master netting agreements.
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
Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedent.
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
Loss contingencies
We recognize a loss contingency in the consolidated balance sheet where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Equity allocation
Earnings attributable to unitholders of Seadrill Partners are allocated to all unitholders on a pro rata basis for the purposes of presentation in the consolidated statements of changes in members’ capital. Earnings attributable to unitholders for any period are first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights.
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
Recently Adopted Accounting Standards
We adopted the following accounting standard updates ("ASUs") during the year ended December 31, 2017, none of which had any impact on our consolidated financial statements and related disclosures:

•	ASU 2016-05 - Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the Emerging Issues Task Force)

•	ASU 2016-06 - Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the Emerging Issues Task Force)

•	ASU 2016-07 - Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting

•	ASU 2016-09 - Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

•	ASU 2016-17 - Consolidation (Topic 810): Interests Held through Related Parties that are under Common Control

•	ASU 2016-19 - Technical Corrections and Improvements
Recently Issued Accounting Standards
The FASB have issued the following ASUs that we have not yet adopted but which could affect our consolidated financial statements and related disclosures in future periods.

•	ASU 2014-09 - Revenue from Contracts with Customers (also 2016-8, 2016-10, 2016-11, 2016-12, 2016-20, 2017-13, 2017-14)

•	ASU 2016-01 - Financial Instruments — Recognition and Measurement of Financial Assets and Financial Liabilities

•	ASU 2016-02 - Leases

•	ASU 2016-13 - Financial Instruments — Measurement of Credit Losses on Financial Instruments

•	ASU 2016-15 - Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments

•	ASU 2016-16 - Income taxes — Intra-Entity Transfers of Assets other than Inventory

•	ASU 2016-18 - Statement of Cash Flows — Restricted Cash

•	ASU 2017-01 - Business Combinations — Clarifying the Definition of a Business

•	ASU 2017-04 - Intangibles — Simplifying the Test for Goodwill Impairment

•	ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets
ASU 2014-09 - Revenue from contracts with customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. We will be required to apply this standard for the year ended December 31, 2018 and for interim periods within that year.
We have substantially completed our work to implement the new standard and do not expect our pattern of revenue recognition to materially change as a consequence of adopting the new guidance. We plan to use the modified retrospective method to transition to the new standard. This method requires us to apply the new standard to all outstanding contracts as of January 1, 2018. Under this method we record the cumulative effect of applying the new standard as an adjustment to opening retained earnings.
To apply the standard, we were required to assess the core promise made to our customers under a drilling contract. We have assessed that our core promise is to stand ready to provide drilling services, as directed by our customer, over the operating period of a contract. We have concluded that this promise is provided as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Therefore, we follow the so-called series guidance and treat the series of distinct services as a single performance obligation.

Under the series guidance we allocate variable contract revenue to either the entire contract or individual periods during the contract, depending on what the variable contract revenue relates to. We have concluded that dayrate and bonus revenue relate to individual periods and allocate them accordingly. Mobilization and demobilization revenues don't relate to specific periods and we have concluded that they will be allocated to the entire contract, subject to the constraint around revenue reversals which is explained below.
To apply the ASC 606 revenue model, we will be required to estimate the value of each component of variable contract revenue each reporting period. We will then recognize revenue equal to the estimated value of contract revenue that has been allocated to the current reporting period plus any change in the estimated value of contract revenue that has been allocated to previous reporting periods.
We will generally use the most likely amount basis to form our estimates of variable contract revenue. However, if there is a range of potential outcomes for a component of variable revenue under a contract it may be appropriate to use an expected value basis instead. We only include estimates of variable contract revenue to the extent that it is probable that there will not be a significant reversal of revenue in a future reporting period.
The application of this revenue model leads to a similar revenue recognition to the approach previously followed under ASC 605. However, we have identified several potential differences as set out below:

•
Under ASC 605 we recognized contingent demobilization fees as the demobilization was performed at the end of the contract. Under ASC 606 we will estimate the amount of contingent demobilization fee each reporting period and recognize the estimated fee over the expected contract term, subject to the constraint that it must be probable that this will not result in a subsequent reversal of revenue in future periods ("reversal constraint").

•
Under ASC 605 we recognized disputed dayrates when the revenue became fixed or determinable. Under ASC 606 we will estimate the amount of disputed dayrate billings and recognize the estimated amount as revenue in the period the disputed dayrates related to, subject to the reversal constraint.

•
Under ASC 605 we recognized contingent early termination fees on daily basis over the termination period. Under ASC 606 we will estimate the amount of early termination fees for any contract that have been early terminated. We will recognize this amount as revenue at the point the contract is early terminated, subject to the reversal constraint.

•
Under ASC 605 we did not allocate revenue to customer options. Under ASC 606 we will assess whether a customer option provides a material right to the customer. Where a contract includes a customer option that provides a material right we will allocate a proportion of contract revenue to the material right and recognize this either at the point the option expires or when the additional services are provided.

•
Under ASC 605 we applied the terms of contract modifications or extensions from the point they became effective. Where a contract was extended we changed the period over which unamortized mobilization revenue was taken to income. Under ASC 606 we will account for contract modifications either as separate contracts, a single combined contract or under the cumulative catch up method, depending on the terms of the modification.

As part of our implementation we have assessed our open contracts at January 1, 2018 (the "transition date"). Based on our implementation work to date we have not identified any material adjustments at the transition date and do not expect material differences between our revenue under ASC 605 and ASC 606 going forward. This assessment may change as we finalize our work to implement the new standard.
ASU 2016-01 - Financial Instruments — Recognition and Measurement of Financial Assets and Financial Liabilities
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities.
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
As we do not have any investments accounted for under the equity method we do not expect this standard update to affect our consolidated financial statements and related disclosures.
ASU 2016-02 - Leases
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
We have started to assess the impact of this standard update on our consolidated financial statements and related disclosures. We have determined that our drilling contracts contain a lease component and therefore adoption of this standard will result in increased disclosure of our leasing arrangements and may affect the way we recognize revenues associated with the lease and revenue components. Based on our work to date, we don't expect our pattern of revenue recognition to change significantly compared to current accounting standards.
We are consulting with other drilling companies to fully determine recognition and disclosure under the new standard. We may change our initial assessment as we complete the implementation process.
ASU 2016-13 - Financial Instruments — Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.
We are in the early stage of evaluating the impact of this standard update. Our customers are international oil companies, national oil companies and large independent oil companies. Our financial assets are primarily held with counter parties with high credit standing and we have historically had a low incidence of bad debt expense. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.
ASU 2016-15 - Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are generally required to apply the guidance retrospectively.
We are in the process of evaluating the impact of this standard upon our consolidated financial statements and related disclosures.
ASU 2016-16 - Income taxes — Intra-Entity Transfers of Assets other than Inventory
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income Taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the consolidated statement of operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption.
We have not historically incurred any substantial tax liabilities as a result of making intra-entity transfers of assets. Our balance sheet does not include assets or liabilities recorded for the deferral of income tax expenses or benefits on intra-entity transfers. Therefore, we do not currently expect this guidance to affect our consolidated financial statements and related disclosures when we adopt it.
ASU 2016-18 - Statement of Cash Flows — Restricted Cash
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
We do not currently have any substantial restricted cash balances. Therefore, we do not currently expect this guidance to affect our consolidated financial statements and related disclosures when we adopt it.
ASU 2017-01 - Business Combinations — Clarifying the Definition of a Business
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) or assets or businesses. The guidance will be effective for annual and interim periods beginning after December 15, 2017. Entities apply the guidance prospectively. We will apply this standard when we next undertake a business acquisition or disposal.
ASU 2017-04 - Intangibles — Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will continue to perform Step 1 of the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The entity will now recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

We do not currently have any substantial goodwill balances. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.
ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets
In February 2017, the FASB issued 2017-05, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The standard update clarifies that a model consistent with ASC 606 and ASC 810 should be applied to sales of non-financial assets to non-customers. Under this guidance an entity would recognize a gain or loss in full when it transfers control of the asset. The effective date of the guidance will be effective for annual and interim periods beginning after December 15, 2017.
The new guidance is consistent with our current practice and therefore we do not expect this guidance to affect our consolidated financial statements and related disclosures when we adopt it.
Other accounting standard updates issued by the FASB
As of March 31, 2018, the FASB has issued several further updates not included above. We do not currently expect any of these updates to affect our consolidated financial statements and related disclosures either on transition or in future periods.

Note 3 - Business acquisitions
For the year-ended December 31, 2017
There were no business acquisitions undertaken in the year ended December 31, 2017.
For the year-ended December 31, 2016
There were no business acquisitions undertaken in the year ended December 31, 2016
For the year-ended December 31, 2015
West Polaris Acquisition
On June 19, 2015, our 58% owned subsidiary, Seadrill Operating LP, completed the purchase (the "Polaris Acquisition") of 100% of the ownership interests in Seadrill Polaris Ltd. ("Seadrill Polaris") the entity that owns and operates the drillship the West Polaris (the "Polaris Business") from Seadrill. Seadrill Operating LP is 42% owned by Seadrill.
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
In addition, Seadrill Polaris may be required to make further contingent payments to Seadrill based upon the West Polaris's operating dayrate until March 2025. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653,000 per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris agreed to pay Seadrill (a) any dayrate it received in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out") and (b) after the expiration of the term of the existing contract until March 2025, 50% of any dayrate above $450,000 per day, adjusted for daily utilization, tax and agency commission (the "Subsequent Earn-Out").
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
We estimated the fair value of the West Polaris drilling unit using an income approach with market participant based assumptions, including estimates of future dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic life of the drilling unit. At the acquisition date, the cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. The estimated fair value of the West Polaris drilling unit was $575.3 million at the acquisition date.
The fair value of the West Polaris drilling contract was determined using an "excess earnings" technique where the terms of the contract were assessed relative to current market conditions. At the acquisition date, the fair value of the favorable contract was recognized as an intangible asset totaling $124.3 million. This intangible asset was amortized over the remaining contract term.
The fair value of trade receivables was $31.9 million at the acquisition date, which was also the gross contractual amount. All amounts have since been collected.
At the time of acquisition, the fair value of contingent consideration consisted of the fair value of the Initial Earn-Out of $61.8 million, the fair value of the Subsequent Earn-Out of $33.5 million and the fair value of the Seller's Credit of $44.6 million. The fair value as of the acquisition date was determined using future estimated contract revenues based upon estimates of re-contracted dayrate, average utilization, less any expected commissions and taxes. The contingent consideration has been discounted to present value using a discount rate of 8.5%.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.7 million, which were expensed as incurred and are presented in the Statement of Operations within general and administrative expenses.
Measurement period adjustment
At the acquisition date, we initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer ongoing negotiations were concluded and the customer contract for the West Polaris was adjusted to $490,000 per day. This provided further information regarding the value of the favorable contract intangible asset and the Initial Earn-Out. The information was further evidence of a condition that existed at the time of the acquisition and therefore was accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-out liability were reduced by $47.9 million and $17.6 million, respectively. As a result, we reduced the gain on bargain purchase for the Polaris Acquisition by $30.3 million. The final gain on bargain purchase was therefore $9.3 million. This was classified in a separate line item "Gain on bargain purchase" in the Consolidated Statement of Operations.

Pro-forma information
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

Note 4 – Segment information
Operating segment
We regard our fleet as one single operating segment. The Chief Operating Decision Maker, which is the Board of Directors, review performance at this level as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of our revenues by customer for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
BP	56.8%	42.0%	44.8%
ExxonMobil	22.2%	22.0%	29.5%
Chevron	7.9%	5.4%	8.5%
Hibernia	6.4%	15.1%	2.6%
Tullow	—%	13.0%	13.5%
Other	6.7%	2.5%	1.1%
Total	100.0%	100.0%	100.0%
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2017, 2016 and 2015 and fixed assets as of December 31, 2017 and 2016 by geographic area:
Revenues

(In US$ millions)	2017	2016	2015
United States	$638.0	$672.2	$781.1
Angola	152.5	175.9	179.4
Thailand	89.2	86.3	99.8
Canada	87.1	241.5	190.9
Equatorial Guinea	48.1	—	—
Nigeria	39.5	185.2	250.1
Indonesia	37.3	—	—
Ghana	—	208.1	234.7
Other	36.7	31.1	5.6
Total	$1,128.4	$1,600.3	$1,741.6

Fixed Assets—Drilling Units (1)

(In US$ millions)	2017	2016
United States	$2,729.6	$2,815.5
Spain	1,075.9	496.2
Canada	460.9	488.0
Thailand	234.6	241.0
Gabon	507.4	—
Indonesia	162.5	—
Ghana	—	575.0
Angola	—	554.0
Singapore	—	171.2
Total	$5,170.9	$5,340.9

(1)
The fixed assets referred to in the table above include the eleven drilling units at December 31, 2017 and December 31, 2016. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

	Year Ended December 31,
(In US$ millions)	2017	2016	2015
Current tax expense:
United Kingdom	$(4.5)	$(1.6)	$—
Foreign	40.4	110.2	72.6
Total current tax expense	35.9	108.6	72.6
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	4.4	(22.1)	28.0
Total income tax expense	$40.3	$86.5	$100.6
Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company's controlled affiliates formed in the Marshall Islands along with all those incorporated in the United Kingdom (none of whom presently own or operate rigs) are resident in the United Kingdom and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2017, 2016 and 2015 differs from the U.K. statutory income tax rate as follows:

	2017	2016	2015
U.K. statutory income tax rate	19.3%	20.0%	20.3%
Non-U.K. taxes	(4.7)%	(6.3)%	(3.2)%
Effective income tax rate	14.6%	13.7%	17.1%
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2017	2016
Provisions	$0.5	$7.6
Net operating losses carry forward	33.3	23.3
Other	5.0	6.4
Gross deferred tax assets	38.8	37.3
Valuation allowance related to NOL	(28.9)	(22.6)
Deferred tax asset, net of valuation allowance	$9.9	$14.7
The net deferred tax liabilities consist of the following:

(In US$ millions)	2017	2016
Property, plant and equipment	$0.4	$0.6
Unremitted earnings of subsidiaries	1.5	1.5
Gross deferred tax liabilities	1.9	2.1

Net deferred tax asset / (liability)	8.0	12.6
As of December 31, 2017, deferred tax assets related to net operating loss ("NOL") carryforwards were $33.3 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $33.3 million which will not expire. A valuation allowance of $28.9 million exists on the NOL carryforwards results where the Company does not expect to generate future taxable income.
At December 31, 2017, we recalculated our deferred tax assets and liabilities to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent. This has resulted in a $3 million increase in income tax expense for the year ended December 31, 2017 and a corresponding $3 million decrease in net deferred tax assets as of December 31, 2017.
Uncertain tax positions
As of December 31, 2017, the Company had uncertain tax positions, exclusive of interest, of $43.7 million (December 31, 2016: $40.0 million) included in "Other non-current liabilities" on the consolidated balance sheets and is exclusive of interest. The changes to the Company's liabilities related to uncertain tax positions were as follows:

(In US$ millions)	2017	2016
Balance beginning of year	$40.0	$9.0
Increases as a result of positions taken in prior years	—	42.0
Increases as a result of positions taken during the current year	3.7	31.9
Decreases as a result of positions taken in prior years	—	(34.2)
Decreases as a result of positions taken in the current year	—	(8.7)
Uncertain tax position	$43.7	$40.0
Accrued interest and penalties totaling $8.0 million as of December 31, 2017 (December 31, 2016: $1.8 million) was included in "Other non-current liabilities" on the consolidated balance sheets. The associated expense of $6.2 million was recognized in "Income tax expense" in the consolidated statements of operations during the year ended December 31, 2017 (December 31, 2016: $1.8 million and December 31, 2015: nil).
As of December 31, 2017, if recognized, $51.7 million of the Company's unrecognized tax benefits, including interest and penalties, would have a favorable impact on its effective tax rate.
Tax examinations
The Company is subject to taxation in various jurisdictions. The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2014
Angola	2015
Nigeria	2012
Ghana	2013

Note 6 – Other revenues
Other revenues comprise the following items:

	Year Ended December 31,
(In US$ millions)	2017	2016	2015
Termination payments revenue	$95.9	$198.8	$74.7
Related party other revenues	7.1	12.3	13.4
Total	$103.0	$211.1	$88.1
Termination payments earned during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 include the termination fees for the West Sirius and West Capella, which were canceled before the end of the contract term.
Related party other revenues primarily relate to the provision of onshore support services and offshore personnel to Seadrill's drilling rigs that were operating in Nigeria during the years ended December 31, 2017, December 31, 2016 and December 31, 2015. Please refer to Note 13 – "Related party transactions" for further detail on related party other revenues.

Note 7 – Other operating income
Other operating income comprises the following items:

	Year Ended December 31,
(In US$ millions)	2017	2016	2015
Revaluation of contingent consideration	$89.9	$—	$—
Gain on sale of assets	0.8	—	—
Total	$90.7	$—	$—
There was gain on revaluation of contingent consideration of $89.9 million for the year ended December 31, 2017 (December 31, 2016 and December 31, 2015: nil).
This gain resulted from a decrease in the fair value of contingent liabilities to Seadrill relating to the purchase of the West Polaris in 2015. We use estimates of long-term dayrates and re-contracting factors to determine the fair value of these liabilities. These estimates have decreased during the year as new market information has become available, resulting in a decrease in the fair value of the liabilities. For further information please see Note 13 "Related party transactions".

Note 8 – Accounts receivable
Accounts receivable are presented net of allowances for customer disputes and bad debts.
We have recorded provisions for disputes with customers totaling $247.5 million as of December 31, 2017 (December 31, 2016: $242.3 million). The offsetting entry for these provisions is to reduce revenue. These provisions primarily relate to disputed amounts billed to Tullow on the West Leo, for which litigation proceedings are ongoing. Please refer to Note 15 – "Commitments and contingencies" for further details on this dispute.
We do not hold any provisions for bad debts. We did not recognize any bad debt expense in 2017, 2016 or 2015.

Note 9 – Other assets
Other assets include the following:

(In US$ millions)	December 31, 2017	December 31, 2016
Reimbursable amounts due from customers	$3.6	$5.9
Mobilization revenue receivables	73.8	108.5
Intangible asset- Favorable contracts to be amortized	130.6	205.0
Prepaid expenses	8.5	4.5
Other	3.8	1.4
Total other assets	$220.3	$325.3

Other assets are presented in our Consolidated Balance Sheet as follows:

(In US$ millions)	December 31, 2017	December 31, 2016
Other current assets	86.8	117.0
Other non-current assets	133.5	208.3
Total other assets	$220.3	$325.3
Mobilization revenue receivables
Under our contracts for the West Capricorn, West Auriga and West Vela we are paid for mobilization activities over the contract term. We recorded a financial asset equal to the fair value of this future stream of payments when we acquired these drilling units from Seadrill. We expect to collect these amounts over the remaining term of the drilling contracts. We record the unwind of time value of money discount as interest income.
The mobilization receivable for the West Capricorn was collected in full by July 2017, which was the original firm term of the West Capricorn's contract with BP. The mobilization receivable for the West Auriga and West Vela will be collected by October 2020 and November 2020 respectively.
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
Favorable contracts to be amortized relate to the favorable contracts acquired with the West Vela, West Auriga and the West Polaris from Seadrill. As at December 31, 2017 the balance related to the contract acquired with the West Polaris was fully amortized. The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' in the Consolidated Balance Sheets were as follows:

	December 31, 2017			December 31, 2016
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	$357.3	$(152.3)	$205.0	$357.3	$(81.7)	$275.6
Amortization of favorable contracts	—	(74.4)	(74.4)	—	(70.6)	(70.6)
Balance at end of period	$357.3	$(226.7)	$130.6	$357.3	$(152.3)	$205.0
The amortization is recognized in the statement of operations under "amortization of favorable contracts". The table below shows the amounts relating to favorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2018	2019	2020	2021	2022	Total
Amortization of favorable contracts	$45.2	$45.1	$40.3	$—	$—	$130.6

Note 10 – Drilling units
The below table shows the gross value and net book value of our drilling units at December 31, 2017 and December 31, 2016.

(In US$ millions)	December 31, 2017	December 31, 2016
Cost	$6,599.0	$6,494.1
Accumulated depreciation	(1,428.1)	(1,153.2)
Net book value	$5,170.9	$5,340.9
Depreciation and amortization expense related to the drilling units was $274.9 million, $266.3 million and $237.5 million for the years ended December 31, 2017, 2016 and 2015 respectively.
Each of our drilling units has been pledged as collateral under our debt agreements. Please read Note 11 – "Debt" for further details.

Note 11 – Debt
As of December 31, 2017 and December 31, 2016, we had the following debt amounts outstanding:

(In US$ millions)	December 31, 2017	December 31, 2016
External debt agreements
Term Loan B	$2,836.9	$2,865.7
West Vela Facility	255.3	342.4
West Polaris Facility	205.6	279.0
Tender Rig Facility	83.3	—
Sub-total external debt	3,381.1	3,487.1

Related party debt agreements
West Vencedor Facility	24.7	41.2
Tender Rig Facility	—	119.1
Sub-total related party debt	24.7	160.3

Total external and related party debt	$3,405.8	$3,647.4
Term Loan B (previously the "Amended Senior Secured Credit Facilities")
Our Term Loan B facilities ("TLB") consists of a term loan and a linked $100.0 million revolving credit facility. We initially borrowed $1.8 billion under the term loan on February 21, 2014 and then a further $1.1 billion on June 26, 2014. This loan is subject to a 1% per year ($29.0 million) amortization payment with the balance of the loan then being repayable in February 2021. We had $2,786.9 million outstanding on the term loan at December 31, 2017. We have drawn $50 million under the $100 million revolving credit facility linked to the TLB. The remaining $50 million was available and undrawn at December 31, 2017. The revolving credit facility matures in February 2019 and does not amortize.
During the year to December 31, 2017, we paid interest of LIBOR + 3.0% on the term loan and LIBOR + 2.25% on the revolving credit facility. LIBOR is subject to a 1% floor. We also pay a commitment fee of 0.5% on any unused portion of the revolving credit facility. As set out below, we have agreed to a 3.0% increase in margin on the term loan as part of an amendment to the TLB agreed in February 2018.
We have pledged the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga as collateral vessels under the TLB. The net book value of these drilling units at December 31, 2017 was $3.7 billion. We have also pledged substantially all the assets of our subsidiaries, which own or charter the collateral vessels as well as our investments in those companies. As set out below, we have agreed to add the West Vencedor to the TLB collateral vessels as part of an amendment to the TLB agreed in February 2018.
We may be required to make mandatory prepayments of the term loan if we generate proceeds from asset sales or loss events. As set out below, we have also agreed to make a partial prepayment of the term loan if there is a successful outcome from our ongoing litigation with Tullow for the West Leo contract in Ghana. Please see Note 15 – "Commitments and contingencies" for further details on this litigation.
The TLB includes certain covenants and other provisions that can cause amounts borrowed to become immediately due and payable. This included a covenant over the ratio of TLB debt to the EBITDA of the TLB collateral vessels. Based on our results for the year-ended December 31, 2017 this ratio would have been above the level permitted under the covenant. Therefore, unless cured, we would have violated this covenant when financial statements were delivered on April 30, 2018.
To address this, we agreed a modification to the terms of the TLB in February 2018. Under this amendment our lenders agreed to waive the leverage covenant until maturity. In return the TLB lenders receive a 3% increase in margin on the term loan and a prepayment contingent on the successful outcome of our ongoing litigation with Tullow on the West Leo. We will also be required to repay the West Vencedor facility and make the West Vencedor a collateral vessel under the TLB. The amendment also adds certain other restrictions on our ability to transfer cash outside of the TLB collateral group.
Full details of covenants, terms of default and restrictions may be found in the TLB loan agreements and subsequent amendments which have all been filed as exhibits to this 20-F report. Please refer to Item 19- "Exhibits".
West Vela facility (previously the "$1,450 million Senior Secured Credit Facility")
The West Vela facility consists of a term loan with four tranches. We initially incurred the liability to repay $443 million under this term loan when we acquired the West Vela from Seadrill in November 2014. The loan is subject to amortization payments of $40.3 million per year. We made a prepayment of $46.7 million in August 2017 and agreed to further prepayments of $11.8 million in February 2018 and $11.9 million in August 2018. The residual $120.9 million is repayable in October 2020. We had $255.3 million outstanding on this loan at December 31, 2017.
We pay interest on the term loan at LIBOR plus a margin of between 3.35% and 4%, inclusive of guarantee fees, depending on the tranche.

We have pledged the West Vela as a collateral vessel under this facility. The net book value of the West Vela was $679.5 million at December 31, 2017. We have also pledged substantially all the assets of our subsidiaries which own and operate the West Vela, as well as our investments in those companies.
The West Vela facility includes certain covenants and other provisions that could cause amounts borrowed to become immediately due and payable. Full details of covenants, terms of default and restrictions may be found in the West Vela facility agreements and subsequent amendments which have all been filed as exhibits to this 20-F report.
West Polaris facility (previously the $420 million West Polaris Facility)
The West Polaris facility consists of a term loan and a linked revolving credit facility. We initially incurred the liability to repay $226 million under this term loan and $100 million under the revolving credit facility when we acquired the West Polaris from Seadrill in June 2015. The loan is subject to amortization payments of $36 million per year. We made a prepayment of $37.4 million in August 2017 and agreed to further prepayments of $9.4 million in February 2018 and August 2018. The residual $93.8 million is repayable in July 2020. We had $205.6 million outstanding on this facility at December 31, 2017.
We pay interest on the term loan and revolving credit facility at LIBOR plus a margin of 3.25%. We also pay a commitment fee of 1.3% on any unused portion of the revolving credit facility.
We have pledged the West Polaris as a collateral vessel under this facility. The net book value of the West Polaris was $523.4 million at December 31, 2017. We have also pledged substantially all the assets of our subsidiaries which own and operate the West Polaris, as well as our investments in those companies.
The West Polaris facility includes certain covenants and other provisions that could cause amounts borrowed to become immediately due and payable. Full details of covenants, terms of default and restrictions may be found in the West Polaris facility agreements and subsequent amendments which have all been filed as exhibits to this 20-F report.
Tender rig facility (previously the $440 million Rig Financing Agreement)
The Tender Rig facility consists of two term loans. We initially borrowed $100.5 million and $93.1 million under intercompany loans from Seadrill when we acquired the T-15 and T-16 in May 2013 and October 2013 respectively. These intercompany loans were back to back with an external debt facility Seadrill had used to finance the construction of the T-15 and T-16. In August 2017, we amended the terms of these loans so that we held the facility directly with the external lender.
We are required to make amortization payments of $19.8 million per year against this facility. We made a prepayment of $15.8 million in August 2017 when we amended the facility and agreed to further prepayments of $3.8 million in February 2018 and $3.7 million in August 2018. The residual $31.2 million is repayable in June 2020. We had $83.3 million outstanding on this loan at December 31, 2017.
We pay interest on these loans at LIBOR plus a margin of 4.25%.
We have pledged the T-15 and T-16 as collateral vessels under this facility. The net book value of the T-15 and T-16 was $234.6 million at December 31, 2017. We have also pledged substantially all the assets of our subsidiaries which own and operate the T-15 and T-16, as well as our investments in those companies.
The Tender Rig facility includes certain covenants and other provisions that could cause amounts borrowed to become immediately due and payable. Full details of covenants, terms of default and restrictions may be found in the Tender Rig facility agreements and subsequent amendments which have all been filed as exhibits to this 20-F report.
West Vencedor Loan Agreement
The West Vencedor Loan Agreement facility consists of a term loan due to Seadrill. The outstanding balance of the loan at December 31, 2017 was $24.7 million. The remaining amounts borrowed on the facility are to be repaid in 2018. We pay interest on the facility at LIBOR plus a margin of 2.3%.
We have pledged the West Vencedor as a collateral vessel under this facility. As set out above, we agreed to repay this facility and make the West Vencedor a collateral vessel under the TLB as part of as part of an amendment to the TLB agreed in February 2018. The net book value of the West Vencedor was $162.5 million at December 31, 2017.

Debt repayments by year
The outstanding debt as of December 31, 2017 is repayable as follows:

(In US$ millions)	As of December 31, 2017
2018	$199.8
2019	175.1
2020	331.1
2021	2,699.8
2022	—
2023 and thereafter	—
Total external and related party debt	$3,405.8
Presentation in Consolidated Balance Sheet
We present external debt net of debt issuance costs. The below tables show how the above balances are presented in the Consolidated Balance Sheet:

	Outstanding debt as of December 31, 2017
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$175.1	$(12.2)	$162.9
Long-term external debt	3,206.0	(25.8)	3,180.2
Total external debt	$3,381.1	$(38.0)	$3,343.1
Current portion of long term related party debt	$24.7	$—	$24.7
Total interest bearing debt	$3,405.8	$(38.0)	$3,367.8

	Outstanding debt as of December 31, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,381.8	(35.3)	3,346.5
Total external debt	$3,487.1	$(46.8)	$3,440.3
Current portion of long term related party debt	$135.6	$—	$135.6
Long term related party debt	$24.7	$—	$24.7
Total interest bearing debt	$3,647.4	$(46.8)	$3,600.6

Note 12 – Other liabilities
Other liabilities are comprised of the following:

(In US$ millions)	December 31, 2017	December 31, 2016
Uncertain tax position	$51.7	$41.9
Taxes payable	36.5	47.7
Accrued expenses	35.4	29.3
Unrealized loss on derivative financial instruments	29.0	55.2
Deferred mobilization/demobilization revenues	9.4	19.6
Employee and business withheld taxes, social security and vacation payment	8.7	12.3
VAT payable	6.5	10.9
Other liabilities	0.4	1.2
Total other liabilities	$177.6	$218.1

Other liabilities are classified in our Consolidated Balance sheet as follows:

(In US$ millions)	December 31, 2017	December 31, 2016
Other current liabilities	121.8	168.9
Other non-current liabilities	55.8	49.2
Total other liabilities	$177.6	$218.1

Note 13 – Related party transactions
The below table provides a summary of revenues and expenses for transactions with Seadrill for the years ended December 31, 2017, 2016 and 2015.

(In US$ millions)	Year ended December 31,
	2017	2016	2015
Related party operating expenses
Management and technical support fees (a) and (b)	$74.5	$62.8	$75.3
Rig operating costs (c)	22.9	24.9	29.3
Insurance premiums (d)	10.5	16.0	20.2
Bareboat charters (e)	2.8	9.5	(1.6)
Related party inventory purchases (f)	1.0	2.0	—
	111.7	115.2	123.2
Related party financing expenses
Related party interest expense (g)	4.7	10.1	13.7
Losses on related party derivatives (h)	1.3	4.1	10.2
Related party commitment fee (i)	1.3	2.0	2.0
	7.3	16.2	25.9
Less: related party revenues
Operation support fees (j)	(4.9)	(10.9)	(13.4)
Related party inventory sales (f)	(2.2)	(1.4)	—
	(7.1)	(12.3)	(13.4)

Total	$111.9	$119.1	$135.7
(a) Management and administrative services agreement – Seadrill provides us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We are charged for these services on a cost plus mark-up basis. During the year ended December 31, 2017, the mark-up we were charged for these services ranged from 4.85% to 8%. The agreement has an indefinite term but we can terminate it for convenience by providing 90 days written notice.
(b) Operations and technical supervision agreements – Seadrill provides us with operations support and technical supervision services. The functions covered by these services include logistics, supply chain, warehousing, technical services and QHSE. We also have access to a pool of shared capital equipment maintained by Seadrill. We are charged for these services on a cost plus mark-up basis. During the year ended December 31, 2017, the mark-up we were charged for these services was approximately 5%.
(c) Rig operating costs – Seadrill provided onshore support and crew for the West Polaris during its operations in Angola, which ended in July 2017. We were charged for these services on a cost plus mark-up basis. The mark-up we were charged was approximately 5%. During the year ended December 31, 2016 we also received similar services from Seadrill for the West Vencedor.
(d) Insurance premiums – Our drilling units are insured by a subsidiary of Seadrill. We are recharged for insurance premiums that are arranged by Seadrill for our rigs.
(e) Bareboat charters – Seadrill acted as an intra-charterer for the West Aquarius during its contract with Hibernia in Canada, which ended in April 2017. Seadrill also previously acted as an intra-charterer for the T-15 and T-16 until December 2016. Seadrill earned a margin of $25,500 per day under the West Aquarius arrangement and $1,590 per day under the T-15 and T-16 arrangement. This margin was adjusted for utilization.
We incurred expenses for these arrangements of $2.8 million and $9.5 million in the years ended December 31, 2017 and 2016, respectively. We experienced high downtime on the West Aquarius in the year ended December 31, 2015 which resulted in us earning net income of $1.6 million under these arrangements that year.

(f) Related party inventory sales and purchases - Revenue and expenses from the sale and purchase of inventories and spare parts from Seadrill.
(g) Related party interest expense – Interest charged by Seadrill on the Tender Rig facility, West Vencedor loan agreement and West Vela deferred consideration liability. Please read Note 11 – "Debt" for a description of the loan facilities and note (n) below for a description of the deferred consideration balance.
(h) Loss on related party derivatives - Losses on related party interest rate swaps previously held to mitigate interest rate exposures on the West Vela facility, West Polaris facility and Tender Rig facility. See Note 14 – "Risk management and financial instruments" for a description of these interest rate swaps. These swaps were canceled in September 2017 when Seadrill filed for Chapter 11.
(i) Related party commitment fee - Seadrill previously provided us with a revolving credit facility of $100 million. We were charged an interest rate of LIBOR of 5% for any amounts drawn under the facility and a commitment fee of 2% for any unused portion. The facility was canceled in August 2017 as part of the insulation transaction.
(j) Other revenues - We provided onshore support services and offshore personnel for two of Seadrill's drilling units, the West Jupiter and West Saturn, whilst the rigs operated in Nigeria. We charged Seadrill on a cost plus mark-up basis for these services. The mark-up charged was approximately 5%. This arrangement ended during 2017.
The below table provides a summary of amounts due to or from Seadrill at December 31, 2017 and December 31, 2016.

(In US$ millions)	December 31, 2017	December 31, 2016
Trading balances due from Seadrill and subsidiaries (k)	$24.2	$80.6
Trading balances due to Seadrill and subsidiaries (k)	(157.0)	(192.0)
Tender Rig Facility Seadrill (T-15 and T-16) (l)	—	(119.1)
West Vencedor Loan Agreement with Seadrill (l)	(24.7)	(41.2)
Derivatives with Seadrill - interest rate swaps (m)	—	2.4
Deferred and contingent consideration to related party - short term portion (n)	(41.7)	(45.6)
Deferred and contingent consideration to related party - long term portion (n)	(46.0)	(157.6)
Total	(245.2)	(472.5)
(k) Trading balances – Receivables and payables with Seadrill are comprised primarily of invoices for management fees, operation support fees, rig operating costs, insurance premiums, bareboat charters. We also include accrued interest on financing balances within this category. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill or vice versa.
Related party invoices are generally settled quarterly in arrears. Trading balances with Seadrill are unsecured, interest free, and are intended to be settled in the ordinary course of business.
(l) Tender Rig Facility and West Vencedor Loan Agreement – Please read Note 11 "Debt" for details of these loan facilities.
(m) Derivatives with Seadrill - Interest rate swaps - The interest rate swaps held with Seadrill were canceled on September 12, 2017 when Seadrill entered Chapter 11. Refer to Note 14 "Risk management and financial instruments" for further information.
(n) Deferred consideration to related party - We have deferred and contingent consideration liabilities to Seadrill from the acquisition of the West Vela and West Polaris.
On the West Vela we are required to pay to Seadrill $42k per day over the life of the contract with BP which runs until November 2020 for mobilization of the rig and a further $40k per day, adjusted for utilization, over the remaining contract term.
On the West Polaris we agreed to pay Seadrill 100% of dayrate earned above $450k per day for the remainder of the contract with ExxonMobil and 50% of the dayrate earned above $450k per day on any subsequent contract until March 2025. We also issued a $50 million note ("Sellers Credit") that is payable in March 2021. Payment in kind interest of 6.5% per year is accreted to the note. If the average dayrate earned by the West Polaris is less than $450k per day during the period March 2018 to March 2021, then the value of the note is reduced by the difference between the actual dayrate earned during the period and the amount that would have been earned if the average dayrate earned had been $450k per day.
In the year ended December 31, 2017, we recorded a gain of $89.9 million due to a reduction in the fair value of these liabilities. Please read Note 7 - "Other operating income" for further detail.
The below table sets out the fair value of the liabilities at December 31, 2017 and December 31, 2016.

(In US$ millions)	December 31, 2017	December 31, 2016
West Vela
Mobilization due to Seadrill	44.2	56.1
Seadrill share of dayrate from BP contract	38.6	49.0
	82.8	105.1
West Polaris
Seadrill share of dayrate from ExxonMobil contract ("Earnout 1")	4.2	9.2
Seadrill share of dayrate from subsequent contracts ("Earnout 2")	0.7	38.1
Seller's credit	—	50.8
	4.9	98.1

Total	87.7	203.2
These liabilities are presented in our Consolidated Balance Sheet as follows:

(In US$ millions)	December 31, 2017	December 31, 2016
Current portion of deferred and contingent consideration to related party	41.7	45.6
Non-current portion of deferred and contingent consideration to related party	46.0	157.6
Total	87.7	203.2

Other agreements and transactions with Seadrill
Equity Distribution
During the year-ended December 31, 2017, one of our subsidiaries settled certain balances related to a shareholder loan provided by Seadrill. On account of the loan's structure these payments have been treated as equity distributions.
A total balance of $15.3 million has been distributed to Seadrill, comprised of a $6.1 million cash distribution and a $9.2 million non-cash distribution that was offset against certain trading balances owed to us by Seadrill.
These transactions have been presented in the Consolidated Statement of Changes in Members Capital in the year ended December 31, 2017.
$143 million Loan Agreement
Effective as of December 17, 2015, one of our operating subsidiaries borrowed $143.0 million from Seadrill (the "West Sirius loan”) to provide liquidity to meet the terms of a bareboat charter termination payment for the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the "Seadrill loan”) from one of our rig owning subsidiaries to restore its liquidity. Each of the loan parties understood and agreed that the loan agreements acted in parallel with each other.
Each loan had an interest rate of LIBOR plus 0.56% and matured in August 2017. As at December 31, 2017, the loans had been fully repaid (December 31, 2016: outstanding balance $39.4 million)
These transactions were classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Related party payable" in the Consolidated Balance Sheet.
Spare parts agreement with Seadrill
During the year ended December 31, 2015, we entered an agreement with Seadrill to store spare parts of the West Sirius rig while it was cold stacked. Seadrill may use the spare parts during the stacking period, but must replace them at its own cost when the West Sirius returns to operations.
Indemnifications and guarantees
Performance guarantees
Seadrill provides performance guarantees in connection with our drilling contracts in favor of our customers, amounting to a total of $165.4 million as of December 31, 2017 (December 31, 2016: $184.5 million).
Customs guarantees
Seadrill provides customs guarantees in connection with the Company’s operations, primarily in Thailand, in favor of banks amounting to a total of $0.6 million as at December 31, 2017 (December 31, 2016: nil).

Tax indemnifications
Under our omnibus agreement with Seadrill at the time of the IPO (the "Omnibus Agreement") and purchase and sale agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.
Loan Guarantees
Seadrill was previously a guarantor under the West Polaris Facility and West Vela Facility. In August 2017, we completed amendments to these facilities which released Seadrill as a guarantor. Please refer to Note 11- "Debt" for further discussion.
T-15 and T-16 Acquisitions
In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the Tender Rig Agreement. Seadrill was entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the related party loan agreements for the T-15 and T-16. As at August 17, 2017, indemnifications of this nature from Seadrill have been canceled in connection with the new Tender Rig Facility.
Environmental and other indemnifications
Under the Omnibus Agreement, and sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. This indemnification expired October 24, 2017.

Note 14 – Risk management and financial instruments
We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
Interest rate risk management
Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. Our objective is to obtain the most favorable interest rate borrowings available without increasing its exposure to fluctuating interest rates. Surplus funds are used to repay revolving credit tranches, or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing us with flexibility to meet all requirements for working capital and capital investments. The extent to which we utilize interest rate swaps to manage our interest rate risk is determined by our net debt exposure and our views on future interest rates.
Interest rate swap agreements
As of December 31, 2017, we had interest rate swaps for a combined outstanding principal amount of $2,793.9 million, (December 31, 2016: $2,822.9 million) swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2017 amounted to a gross and net liability of $29.0 million, (December 31, 2016: a gross liability of $70.2 million and a net liability of $55.2 million). The collateral vessels under our TLB have been pledged as collateral against our interest rate swap liabilities. The interest rate swaps and TLB debt rank pari passu.
We record interest rate swaps on a net basis where netting is as allowed under International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. We classify the liability within other current liabilities. We have not designated any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss on derivative financial instruments".
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the consolidated statement of operations relating to interest rate swap agreements with external parties for 2017 was $12.5 million (2016: $13.9 million, 2015: $72.7 million). Included in the $13.9 million net loss for the year ended December 31, 2016 was an out of period gain of $21.8 million recognized in respect of the Company's own creditworthiness.
Our interest rate swap agreements as of December 31, 2017, were as follows:

Maturity date	Outstanding principal as of December 31, 2017	Receive rate	Pay rate
	(In US$ millions)
February 21, 2021	2,793.9	3 month LIBOR	2.45% to 2.52%	(1) (2)
Total outstanding principal	$2,793.9
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.

As of December 31, 2017, $611.9 million of our debt was exposed to interest rate fluctuations, compared to $204.2 million as of December 31, 2016. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $6.1 million on an annual basis as of December 31, 2017, as compared to $2.0 million in 2016.
The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into ISDA Master Agreements, with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes us.

The related party interest rate swaps held by Seadrill were canceled on September 12, 2017 as a result of Seadrill entering a Chapter 11 restructuring. The total fair value of the related party interest rate swaps, with Seadrill as counterparty, was therefore nil at December 31, 2017 (December 31, 2016: a net asset of $2.4 million and gross asset of $2.6 million). The fair value of the related party interest rate swaps is classified within amounts due to related party in the Consolidated Balance Sheets.
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the Consolidated Statement of Operations relating to interest rate swap agreements with Seadrill for the year ended December 31, 2017 was $1.3 million (2016: $4.1 million, 2015: $10.2 million). Included in the $4.1 million net loss for the year ended December 31, 2016 is an out of period loss of $0.4 million recognized in respect of the Company's' own creditworthiness.
Foreign currency risk
We use the US Dollar as the functional currency of all our subsidiaries because the majority of our revenues and expenses are denominated in US Dollars. Therefore, we also use US Dollars as our reporting currency. We do, however, earn revenue and incur expenses in Canadian Dollars due to the operations of the West Aquarius in Canada and as such, there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on our results.
Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as "Foreign exchange gain/(loss)"; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
Credit risk
We have financial assets which expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers, which are international oil companies, national oil companies or large independent companies or financial institutions. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We don't demand collateral from our counterparties in the normal course of business.
Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as two of our customers that each represent more than 10% of total revenues. Refer to Note 4 "Segment Information" for an analysis of our revenue by customer. The market for our services is the offshore oil and gas industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Reserves for potential credit losses are maintained when necessary.
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. We consider these risks to be remote given the strong credit rating of these banks.
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

Fair value of financial assets and liabilities recorded at cost
The carrying value and estimated fair value of our financial assets and liabilities as of December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017		December 31, 2016
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	$848.6	$848.6	$767.6	$767.6
Term Loan B	2,249.8	2,802.3	1,925.2	2,865.7
Other external debt facilities	514.7	540.8	581.8	621.4
Long-term debt to related party	23.8	24.7	153.3	160.3
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The loans under the Term Loan B are freely tradable and their fair value has been set equal to the price at which they were traded on December 31, 2017 and December 31, 2016. This has been categorized at level 1 on the fair value measurement hierarchy.
Loans under other external debt facilities being the West Vela facility (previously the $1,450 million Senior Secured Credit Facility), West Polaris facility, Tender Rig facility (previously the $440 million Rig Financing Agreement) and the West Vencedor facility are not freely tradable. For the years ended December 31, 2017 and December 31, 2016 the fair value of the current and long term portion of these debt facilities was derived using the Discounted Cash Flow (DCF) model. A cost of debt of 8.36% (December 31, 2016 8.34%) was used to estimate the present value of the future cash flows. This is categorized at level 2 on the fair value measurement hierarchy.
Assets and liabilities recorded at cost on a recurring basis
Other financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current liabilities:
Derivative instruments - Interest rate swap contracts	(29.0)	—	(29.0)	—
Related party deferred and contingent consideration	(87.7)	—	(87.7)	—
Total liabilities	$(116.7)	—	(116.7)	—

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	$2.4	—	2.4	—
Total assets	2.4	—	2.4	—

Current liabilities:
Derivative instruments - Interest rate swap contracts (related party)	(55.2)	—	(55.2)	—
Related party deferred and contingent consideration	(203.2)	—	(203.2)	—
Total liabilities	$(258.4)	—	(258.4)	—
The fair values of interest rate swap contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as of December 31, 2017 and December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company's traded debt, plus a curve profile and recovery rate.

The fair value of the related party deferred and contingent consideration payable to Seadrill relating to the purchase of the West Vela and the West Polaris are estimated based on future cash outflows discounted back to the present value. The contingent consideration has been discounted to present value using a cost debt of 8.36%. These liabilities are considered to be at estimated market rates. These are categorized at level 2 on the fair value measurement hierarchy.

In the year ended December 31, 2017, a $89.9 million gain is included in operating income resulting from a reduction in contingent liabilities related to the purchase of the West Polaris in 2015. Future dayrate estimates and re-contracting assumptions have been used to determine the fair value of these liabilities. These estimates have decreased during the year, resulting in a decrease in the fair value of the liabilities. Included in the fair value recognized in the year ended December 31, 2017 is an out of period gain of $20.9 million. Management has evaluated the impact of this out of period adjustment in 2017 and concluded that this was not material to the financial statements for the year ended December 31, 2017 or to any previously reported financial statements.

Included in the $13.9 million net "loss on derivative financial instruments" recognized for the year ended December 31, 2016 was an out of period gain of $24.1 million recognized in respect of the Company's own creditworthiness. We had reviewed our fair value accounting principles under ASC 820 - Fair value Measurements relating to our interest rate swap portfolio, and determined we had not appropriately included counterparty credit risk in our fair value measurements relating to our derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of our interest rate swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the Consolidated Statements of Operations in the line item "Loss on derivative financial instruments".

Management evaluated the impact of this out of period adjustment in 2016 and concluded that this was not material to the financial statements for the year ended December 31, 2016 or to any previously reported financial statements.

Retained risk
a) Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover physical damage to its drilling units and those of the Company. We are charged for the cost of insuring our drilling units. We retain the risk for the deductibles relating to physical damage insurance on our fleet. The deductible is currently a maximum of $5 million per occurrence.
b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges us for the cost related to our fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which we are compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate.
We retain the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the costs in such period. We do not purchase loss of hire insurance on the T-15 and T-16.
c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $300 million per event and in the aggregate for the West Leo and West Aquarius. $400 million per event and in the aggregate for the West Capella and West Polaris, up to $500 million per event and in the aggregate for the West Sirius; and up to $0.5 million per event and in the aggregate for the West Capricorn, West Auriga and West Vela.
In the event of no drilling activities, the excess liability insurance is suspended and therefore the limit is reduced from $500 million to $350 million per events and in the aggregate with the exception of the West Capricorn, West Auriga and West Vela which is reduced from $750 million to $500.0 million per event and in aggregate.
We retain the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
d) Windstorm Insurance
We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. We intend to renew this policy to insure this windstorm risk for a further period starting May 1, 2018 through April 30, 2019.

Note 15 – Commitments and contingencies
Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2017.
West Leo
We received notification of a force majeure occurrence on October 1, 2016 in respect of the West Leo which was operating for Tullow Ghana Limited ("Tullow") in Ghana. We filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. We do not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration.  Accordingly, we amended our claim in the English High Court to reflect this. In the event of termination for convenience, we are entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $278.0 million plus interest.
Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2017 as we do not believe the loss to be probable. We are also not able to make a reasonable estimate of the possible loss.
Other claims or legal proceedings
We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.
Commitments
We had no material lease commitments or unconditional purchase obligations at December 31, 2017 and 2016.

Note 16 – Earnings per unit and cash distributions

	Year ended December 31,
(in US $ millions, except per unit data)	2017	2016	2015
Net income attributable to:
Common unitholders	$141.2	$240.7	$184.1
Subordinated unitholders	—	37.8	40.5
Seadrill member interest	—	2.5	32.6
Net income attributable to Seadrill Partners LLC owners	$141.2	$281.0	$257.2

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	75,278	75,278
Subordinated unitholders	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$1.88	$3.20	$2.45
Subordinated unitholders	$—	$2.28	$2.45

Cash distributions declared and paid in the period per unit (1) (2)	$0.4000	$0.7000	$1.7025

Subsequent event: Cash distributions declared and paid relating to the period per unit (2) (3):	$0.1000	$0.1000	$0.2500

(1) Refers to the cash distributions declared and paid during the year.
(2) Distributions were declared and paid only with respect to the common units in 2017.
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
The following distributions were paid to the incentive distribution rights holders for the years ending December 31, 2017, 2016 and 2015.

	Year ended December 31,
(in US $ millions)	2017	2016	2015
Distributions paid to incentive distribution rights holders	—	—	9.5

Note 17 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2017	2016	2015
Purchase of the West Polaris, deferred consideration payable to related party (1)(2)	—	—	65.0
Purchase of the West Polaris, seller's credit payable to related party (1) (2)	—	—	44.6
Other distributions (3)	9.2	—	—
(1) The purchase of the West Polaris was financed in part by a seller's credit and deferred consideration: refer to Note 3 "Business acquisitions".
(2) The contingent consideration payable to Seadrill was reduced by a measurement period adjustment in the year ended December 31, 2017 and December 31, 2015. Refer to Note 14 "Risk management and financial instruments" and Note 3 "Business acquisitions".
(3) Non cash distribution, refer to Note 13 – "Related party transactions" for further information.

Note 18 – Subsequent events
Distribution declared
On February 22, 2018, we declared a distribution for the fourth quarter of 2017 of $0.1000 per common unit, which was paid on March 12, 2018.
Amendments to the TLB credit agreement
In February 2018, we completed an amendment to the terms of our Term Loan B ("TLB"). In connection with the amendment, the Company has agreed to certain amendments, including but not limited to, increasing the applicable margin by 3%, a par prepayment contingent on the successful outcome of certain ongoing litigation, adding the West Vencedor as collateral and certain amendments relating to cash movements outside the TLB collateral group. Please read Note 11 "Debt" for further details.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 12, 2018

	By:	/s/ Mark Morris
	Name:	Mark Morris
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)